Form 10-K, Exhibit 13
period 1993-12-31
MCGRAW HILL INC
filed 1994-03-30
CIK 64040

                               Exhibit 13 Index

                                                                         PAGE IN
                                                                      ANNUAL REPORT
       Business (Textual Material)                                  2, 3, 7 through 22
       Management's Discussion and Analysis                           24 TO 29 and 32
       Ten Year Financial Review                                           30-31
       Consolidated Statement of Income                                      33
       Consolidated Balance Sheet                                          34-35
       Consolidated Statement of Cash Flow                                   36
       Consolidated Statement of Shareholders' Equity                        37
       Notes to Consolidated Financial Statements                          38-44
       Report of Management                                                  45
       Report of Independent Auditors                                        45
       Supplemental Financial Information                                    46

MCGRAW HILL AT A GLANCE

======================     Group and Key Markets            1993 Highlights                       Factors Affecting Future Growth
                           ---------------------------------------------------------------------------------------------------------
                           EDUCATIONAL AND PROFESSIONAL PUBLISHING
Operating Revenue and      ---------------------------------------------------------------------------------------------------------
Operating Profit by        COLLEGE GROUP                    Lower enrollments slackened           Flat enrollments until 1995, then
Segment                    Two-and four-year colleges       demand in business and accounting     a rise to 16.7 million students in
(Dollars in millions)      and universities.                courses; Primis texts were sold       2004; used books, text prices,
                                                            on 800 college campuses.              academic custom publishing.
                           ---------------------------------------------------------------------------------------------------------
                           LEGAL INFORMATION GROUP          Case citation database grew to        Need for technology-based
- ----------------------     Legal professionals.             260 million; increased electronic     productivity tools and information
1993 OPERATING REVENUE                                      delivery in state-specific formats.   in legal specialties.
                           ---------------------------------------------------------------------------------------------------------
     PIE CHART             MCGRAW-HILL SCHOOL               McGraw-Hill acquired other half       Next strong adoption schedule in
     ---------                PUBLISHING COMPANY            of Macmillan/McGraw-Hill School       1995; trend toward multi-media
Information                Elementary, secondary,           Publishing Company joint venture      educational publishing; steady
and Media                  vocational, post-secondary,      to become America's largest           improvement in el-hi enrollments
Services    $831.1  38%    testing and professional         school publisher.                     over next few years.
                           training fields.
Educational                ---------------------------------------------------------------------------------------------------------
and                        PROFESSIONAL PUBLISHING GROUP    Difficult economic conditions         Demand for electronically
Professional               Professionals in engineering,    prevailed around the world in 1993,   delivered products; focus on
Publishing  $667.5  30%    science, medicine, healthcare,   but Ibero-America and the             content areas with highest global
                           computer technology; business    developing countries of the           potential--medicine, engineering,
Financial                  and government; students and     Asia-Pacific region performed well.   science, computing and business.
Services    $696.9  32%    educators overseas; consumers
- ----------------------     in home-study courses.
                           ---------------------------------------------------------------------------------------------------------
                           FINANCIAL SERVICES
1993 OPERATING PROFIT      ---------------------------------------------------------------------------------------------------------
                           FINANCIAL INFORMATION            Group formed in 1993 to capitalize    Rising use of technology for
     PIE CHART                SERVICES GROUP                on core competencies in related       information collection,
     ---------             Investors, corporations,         units to create broader product       enhancement and distribution
Information                government agencies,             offerings on a global basis, more     directly and through non-exclusive
and Media                  financial institutions,          operational efficiencies and new      relationships; more new products
Services    $102.3  29%    brokerages, mutual funds, unit   marketing opportunities.              for institutional investors;
                           investment trusts; commodity,                                          globalization of financial
Educational                securities and foreign                                                 markets.
and                        exchange traders; libraries.
Professional               --------------------------------------------------------------------------------------------------------
Publishing  $ 49.4  14%    STANDARD & POOR'S                Continued growth of major debt        Impact of interest rates on
                              RATINGS GROUP                 markets; expanded global network;     new-debt issuance.
Financial                  Global capital markets.          developed new rating services and
Services    $200.9  57%                                     recurring revenue streams to
                                                            counter transaction-based market
                                                            fluctuations.
                           --------------------------------------------------------------------------------------------------------
                           INFORMATION AND MEDIA SERVICES
                           --------------------------------------------------------------------------------------------------------
                           BROADCASTING GROUP               Maintained news leadership in         CBS Olympics broadcasting and
                           Network-affiliated stations in   Indianapolis, San Diego and           improvement in political
                           Denver, Indianapolis, San        Bakersfield markets; continued        advertising in 1994.
                           Diego and Bakersfield.           growth in Denver.

                           --------------------------------------------------------------------------------------------------------
                           BUSINESS WEEK GROUP              Finished 1993 as America's            Effect of corporate profits on
                           Business professionals and       6th-largest magazine in revenue,      ad expenditures; globalization of
                           advertisers worldwide.           according to Publishers               business markets.
                                                            Information Bureau.
                           --------------------------------------------------------------------------------------------------------
                           CONSTRUCTION INFORMATION GROUP   Introduced DataLine(2), an            F.W. Dodge projects 9% increase
                           Architects, engineers,           expanded and upgraded version of      in construction contract value in
                           contractors; real estate         first electronic service on U.S.      1994; Group's key market--income
                           owners, developers and           construction projects; launched       properties--should improve
                           investors; building-products     SweetSource, building products        modestly.
                           manufacturers.                   information on CD-ROM.

                           --------------------------------------------------------------------------------------------------------
                           PUBLICATION SERVICES GROUP       Launched successful new products      Effect of worldwide economy on
                           Professionals and corporations   in key market segments--computer      demand for information on
                           around the world in aviation;    networking, electric power and        plastics, chemicals, energy;
                           computers and communications;    natural gas; and in consumer          timing of upturn in defense and
                           healthcare; and science and      health information.                   aviation; progress of national
                           technology markets.                                                    healthcare reform; new
                                                                                                  technologies in computer and
                                                                                                  communications market.
                           --------------------------------------------------------------------------------------------------------
                           TOWER GROUP INTERNATIONAL        Upgraded proprietary shipment         Transition of logistics
                           Major North American importers   management software; expanded         marketplace from transaction-based
                           and exporters.                   regional operations.                  to information-driven; strong
                                                                                                  trade growth projected for the
                                                                                                  rest of the decade.


2                                                                                                                                 3


EXPANDING GLOBALLY. Enhancing capabilities. Inventing the future. Focusing on customers. These are McGraw-Hill's strategies for growth, and you'll find them at work in every part of the company.

Our employees are finding opportunities to expand our businesses globally. They are providing information in innovative ways by using the latest advances in technology. Our employees are literally inventing the company's future by developing products and services that fulfill customer needs.

To be where our customers are, to know their information needs, to create and then deliver the best products and services possible in the forms they want:
Those strategies have been our heritage and are the source of our new growth.

EXPANDING GLOBALLY

           McGraw-Hill's best growth prospects are increasingly in countries outside the U.S., where the information needs of professionals in business, government, industry and education are growing rapidly. By penetrating local markets with products that are new or in a variety of languages, McGraw-Hill has helped its customers participate more fully in the global economy.

Standard & Poor's is a large contributor to McGraw-Hill's global growth. Having opened offices in Toronto and Mexico City in 1993, S&P Ratings now performs both domestic and cross-border debt-rating activities for clients in 10 world capital markets. These clients--taking advantage of S&P's reputation for analytical expertise and impartiality, long-term relationships with key market participants and exceptional analytical staff--have come to recognize the value of an S&P rating.

McGraw-Hill's electronic products in currency, treasury, commodity and securities markets have also won many overseas customers. U.S. brokerages have long benefited from S&P MarketScope's real-time financial information service, for example. Recognizing a need for similar coverage of Western Europe's securities markets, S&P launched MarketScope Europe in 1993 to provide investment professionals there with comprehensive coverage of events that affect share prices on stock exchanges throughout Europe.

Creating products in local languages is another avenue to global growth. MMS International is known for its reliable analysis of worldwide debt and currency markets. It developed its first local-language serv-ice--real-time analysis of the yen currency market in Japanese--in 1992, and added a currency market service in Chinese in 1993.

Throughout North America, where massive amounts of securities are traded daily at a breakneck pace, the financial community, literally, goes by the numbers--Standard & Poor's CUSIP numbers. The Committee on Uniform Security Identification Procedures--CUSIP for short--is a standardized system for identifying every stock, bond and publicly traded issue in the United States, Canada, and, beginning this year, Mexico.

CUSIP's North American directory listed 500,000 issues when it was launched in the late 1960s. Today, CUSIP products list 3.5 million issues, while CUSIP's international directory lists another 200,000 issues outside of North America. Both the North American and international directories are available in many media, including CD-ROM.

McGraw-Hill is the world's largest publisher of Spanish-language college textbooks and supplements, and a major provider of Spanish elementary and high-school texts. In 1993, McGraw-Hill published, for the first time, college and professional books in Mandarin and Thai. Such versatility helps McGraw-Hill maintain one of the most sophisticated infrastructures in publishing, with materials appearing in three dozen languages and operations in 60 cities throughout 18 countries.

Of

McGraw-Hill's three dozen magazines, many either carry International in their title or are published in a foreign language. The largest, Business Week, has worldwide English-language circulation of more than one million--some 115,000 in its Business Week International edition. Worldwide, 200 editors and reporters produce editions in English and three local languages. Nine of its 24 editorial bureaus are outside the U.S. McGraw-Hill's second-largest publication, BYTE, has a fourth of its 510,000 circulation outside the U.S.

McGraw-Hill's reputation and experience in information publishing make it at home everywhere in the world. And its ability to meet a variety of information needs makes a world of difference to every customer.

When medical interns and residents are on the ward alone, and a health question arises, they often turn to "Harrison's Principles of Internal Medicine," the "middle of the night" book. Published in nine languages, it has defined the teaching of medical diagnosis and treatment for more than 50 years, selling 1.5 million copies. Harrison's has spawned several product extensions: a companion handbook, which is an outline summary of the parent text available in six languages; a self-assessment and review book keyed to the parent text; and a CD-ROM version, which will be launched in 1994 and combine the text with an interactive pharmaceutical-drug database.

ENHANCING CAPABILITIES

           At McGraw-Hill, improving products is foremost. The company continually looks for ways to use technology so customers get information faster or in more detail; for ways to customize information to meet a specific need; and for opportunities to use information already collected. By enhancing the value of products, McGraw-Hill more successfully meets the information needs of its customers.

Shepard's, for example, has compiled more than 260 million citations that trace the history of court decisions at the state and federal levels. Traditionally, citations were published exclusively in books. Today, they are in an electronic database, which is accessed to develop Shepard's print products and those created for fax, online and CD-ROM delivery--the ways customers increasingly prefer. In 1993, Shepard's added a new capability:

collecting U.S. Federal Court of Appeals and Supreme Court decisions electronically, further speeding the publishing and distribution process.

For years, Datapro's many separate information services on computer systems and communications were available only in loose-leaf format. Each service equals about 1,000 pages and fills one or more heavy binders. Today, virtually all the services are published on CD-ROMS--with versions for both U.S. and international subscribers. The Datapro Computer Systems Analyst CD-ROM, for example, comprises 11 services, and the Communications Analyst CD-ROM includes 12 services. Each CD-ROM provides succinct analysis, user survey ratings, product comparisons and test results supplied by McGraw-Hill's National Software Testing Laboratory.

S&P services also flow directly to subscribers who, more and more, need real-time information that comes in one convenient product. By integrating several databases, S&P created S&P Research Reports, which allow customers to find out virtually everything S&P says about a particular company. Through S&P Reports On-Demand, every investor with a fax and touch-tone phone now can have easy access to the same information McGraw-Hill sells Wall Street traders and analysts, including Stock Reports, Industry Reports and Price Charts.

Since the 1920s, the movers and shakers in the commodities business have turned to Platt's, the Commodities Division of Standard & Poor's, for comprehensive news and pricing information. Twenty-four hours a day, seven days a week, Platt's gathers and disseminates data on petroleum, petrochemicals, tankers, natural gas and metals. Satellite distribution of Platt's Global Alert began in 1984. In 1993, Platt's introduced the first satellite-delivered information service for the petrochemical industry, expanded editorial coverage of the growing metals industry in China and opened a full-time news bureau in Moscow. In 1994, bureaus will open in Hong Kong and South America.

Students, academics and professionals today require customized information and McGraw-Hill has products to meet their needs. Primis, McGraw-Hill's electronic custom publishing system, individualizes textbooks for the education market. Professors select information from the Primis database, tailor it for classroom use, add their own materials and then receive copies within days.

Marketers of upscale products and services can reach the readers of Business Week who live in the country's highest-income ZIP codes by advertising in Business Week's Elite demographic edition. It's just one of nearly two dozen demographic, geographic or local-language editions available to advertisers.

McGraw-Hill TV stations are also continually improving what they do best, which includes creating top-rated local news programs. Two of the company's stations--WRTV in Indianapolis and KGTV in San Diego--prepare news for their own stations and other outlets in their markets, including local news inserts for the CNN Headline News channel. Both also produce fax news services for business subscribers.

McGraw-Hill not only puts a premium on information but also on its ability to enhance information and ensure timely delivery of quality products. That's a major reason customers value their relationship with McGraw-Hill.

INVENTING THE FUTURE

The eyes of Texas were upon the McGraw-Hill School Publishing Company and four of its biggest competitors during 1993. Educators were adopting textbooks for their statewide school reading program. The publishing companies were after a share of the $140 million Texas had allocated for reading in grades one through eight. McGraw-Hill, armed with one of the most progressive reading programs ever published, claimed about 30% of the state's program. McGraw-Hill fared best in the state's largest school systems--coming out on top in Dallas, Austin, Fort Worth and San Antonio.

           McGraw-Hill has always excelled in creating information products to satisfy customer needs--ideally positioning it to invent the future. Today, editorial expertise, strategic partnerships and quality information supply shape and energy to McGraw-Hill's product-development process.

McGraw-Hill owns some of the world's most valuable data collections, including those for construction projects, legal citations, power producers, educational materials, securities, credit ratings and municipal bonds. By digitizing data for electronic access and distribution, McGraw-Hill leverages this content for online services or CD-ROMS. This process has created many innovative McGraw-Hill products, such as Compustat PC Plus, Primis, Dodge DataLine, SweetSource and Shepard's Online and CD-ROMS.

Helping customers sift the Dodge database to find specific construction projects instantly has helped Dodge attract many new customers. A new version of Dodge's online service, DataLine2, was unveiled in 1993 to expand search capabilities and enable clients to customize data in new ways. It is the fastest-growing sales and marketing service in the construction industry.

Partnerships, both within and outside McGraw-Hill, also contribute to new products. Company-wide teams of employees develop new product ideas and distribution channels. And employees from different business units regularly propose and launch new products that take advantage of the strengths of each. In 1993, the first joint effort between Professional Publishing and S&P Equity Services extended distribution of the S&P Stock and Bond Guide for the first time to shelves of America's bookstores. Professional Publishing also produces book versions of Business Week's best-selling issues, including "The Quality Imperative" from 1991 and an annual mutual fund survey.

McGraw-Hill spurs product development through alliances with partners in key businesses. In 1993, McGraw-Hill became the largest stockholder in Liberty Brokerage, the country's second-largest interdealer broker for U.S. Treasury securities; the move positions McGraw-Hill as a leading provider of fixed-income securities prices and information to the government securities brokerage business.

Some of the best new products germinate from already existing ones. The S&P 500, for example, has long been the benchmark of investment performance. In recent years, S&P developed the S&P MidCap 400 and the S&P/Barra indexes for growth and value. In 1993, S&P introduced an instrument that allows investors to own a security representing a share of the S&P 500--called S&P Depositary Receipts, known as SPDRS or Spiders. More than 51 million Spiders were traded in 1993. McGraw-Hill licenses S&P intellectual property to financial institutions and collects a fee on each trade involving instruments based on its indexes.

Developing new products and getting them quickly to market is a McGraw-Hill tradition, and an important way the company invents its future.

Derived from S&P's invaluable databases and generated on demand by fax or mail, S&P Research Reports are available to investors on more than 4,800 public companies. Each report delivers comprehensive and accurate investment research, financial data and company news that is as current as the last market close. Analysts' consensus buy/sell/hold recommendations and S&P earnings estimates are also part of every report. More than 300,000 reports were sold in 1993; the top three requests were IBM, Merck and Boeing.

FOCUSING ON CUSTOMERS

           The customer is the common denominator of McGraw-Hill's strategies for success as a worldwide information publisher.

A key to the growth of S&P Ratings has been its ability to translate new financial instruments into new ratings business, which has helped both issuers and investors around the world. Today, S&P provides ratings on money market funds, bond funds, project finance, derivative-products companies, the claims-paying ability of worldwide insurance companies and even private services like Corporate Assessments and Private Placement Ratings.

Customer focus was behind Tower Group International's joint service agreement with J.B. Hunt, one of the largest trucking companies in the U.S. The partnership helps North American companies expedite the movement of inventory across borders. Tower has also continued expanding its geo-graphic coverage and increased its logistics and information-management services to capitalize on opportunities like those presented by the North American Free Trade Agreement.

Customers--both internal and external--are at the center of a special program in the Construction Information Group designed to set its products and people apart from the competition's. Group employees are crafting a vision statement and business strategies based on the Group's core competencies--those unique skills and resources that create lasting value for customers.

Any way you say it, read it, or write it, McGraw-Hill is the number-one publisher of foreign-language college textbooks in North America. In this $55 million market, McGraw-Hill is the market share leader for Spanish, Italian and German-language programs. Other texts provide instruction in French, Japanese and Portuguese, and the College Division is at work on a new book for teaching the Russian language. But the foreign-language publishing program does not rely on books alone. Audio cassettes, videotapes, software, and videodiscs are used to supplement texts, and a CD-ROM product is now being developed for Spanish-language education. In addition, McGraw-Hill's foreign-language unit produced "Destinos," the first multimedia course for Spanish to be integrated with a public television series. In the summer of 1994, filming begins on a new television series--part of a McGraw-Hill program to teach English as a Second Language to people of all ages.

Listening to customers to guide product-development decisions, McGraw-Hill's College Division created Overture, a low-cost, low-priced imprint that produced a best-selling new title for 1993, Brinkley's "The Unfinished Nation: A Concise History of the American Peoples;" J.J. Kenny, in association with joint-venture partner Liberty Brokerage, began an evaluation service for a wide range of taxable securities. That market is expected to rival the one for tax-exempt securities evaluations, in which Kenny is already a leader.

Using technology to enhance the understanding and delivery of information is important to McGraw-Hill as well as its customers. That's why Glencoe has become a leader in interactive education technology. Among Glencoe top products: the Foundations for Success learning system that teaches basic skills to adults at a pace comfortable for them; and a multimedia science program that energizes students, and has increased interest in the subject in schools where it is used.

Leveraging information from its healthcare publications, Postgraduate Medicine and The Physician and Sportsmedicine, McGraw-Hill has developed successful new products that are marketed to healthcare professionals for their own reference or for the education of their patients. Among them are Patient Notes, information on many common medical problems available from doctors' offices in pads (and in five languages) or generated from software; and the McGraw-Hill Health Letter and Healthkick 4 Kids newsletter.

The future of information management is made up of many elements: a dedication to quality information and analysis, a diverse and well-trained work force; a commitment to finding the best ways to deliver information; and a detailed knowledge of customers. McGraw-Hill employees are working together to achieve what is best for their customers, wherever they are located. And that, ultimately, is best for McGraw-Hill.

                        FINANCIAL REVIEW AND ANALYSIS


OPERATING RESULTS

CONSOLIDATED REVIEW

(in millions)                              1993              1992          1991
- -------------                            --------         ---------      --------
Operating Revenue                        $2,195.5         $2,050.5       $1,943.0
% Increase                                    7.1              5.5            0.2
                                         --------         --------       --------
Operating Profit                         $  352.6         $  344.3       $  312.2
% Increase/(Decrease)                         2.4             10.3          (14.5)
                                         --------         --------       --------
% Operating Margin                             16               17             16
                                         --------         --------       --------
Share of Profit of Macmillan/
  McGraw-Hill Joint Venture              $   28.4(a)      $   11.3       $   27.5
                                         --------         --------       --------
Income before Taxes                      $   66.3(b)      $  267.3       $  258.3
                                         --------         --------       --------
Income before Cumulative
   Adjustment                            $   11.4         $  153.2       $  148.0
                                         --------         --------       --------
Cumulative Effect on Prior
  Years of Changes in
   Accounting                                  --         $ (124.6)            --
                                         --------         --------       --------
Net Income                               $   11.4(b)      $   28.6       $  148.0
                                         ========         ========       ========

(a) Represents McGraw-Hill's 50% share of profits through September 30, 1993. Macmillan/McGraw-Hill School Publishing Company is consolidated in McGraw-Hill's fourth quarter results reflecting McGraw-Hill's 100% ownership.
(b) 1993 income before taxes and net income include unusual charges of $229.8 million ($160.8 million net of tax benefits) related to McGraw-Hill's acquisition of its partner's 50% interest in the Macmillan/McGraw-Hill School Publishing Company.

REVENUE AND EARNINGS

Operating revenue in 1993 grew to $2,195.5 million, an increase of 7.1%. 1993 net income after unusual charges was $11.4 million, or 23 cents per share. Income before unusual charges of $229.8 million ($160.8 million after taxes or $3.27 per share) and before the cumulative effect of 1992 accounting changes for postretirement and postemployment benefits increased 12.5% to $172.2 million, or $3.50 per share. In 1992, operating revenue increased 5.5% while income before the cumulative adjustment of $153.2 million, or $3.13 per share, increased 3.5% over 1991. In 1991, net income was $148.0 million and earnings per share were $3.03.

           McGraw-Hill completed the purchase of the 50% interest in the Macmillan/McGraw-Hill School Publishing Company owned by Macmillan for $337.5 million on October 4, 1993. The company now owns 100% of Macmillan/McGraw-Hill and it is consolidated in McGraw-Hill's operations from the date of acquisition. In connection with the purchase, the company recorded unusual charges of $229.8 million ($160.8 million net of tax benefits). The charges consist of $199.8 million to adjust the company's original investment to values established in this transaction and have been allocated primarily to goodwill and other intangibles. In addition, the company recorded a provision of $30 million relating to the consolidation of certain functions and systems of Macmillan/McGraw-Hill and the company's book publishing operations. This consolidation should be completed by mid-1995 and is expected to generate annual savings of more than $10 million.

           McGraw-Hill's 50% share of the Macmillan/McGraw-Hill School Publishing Company's profits for 1993 includes only the first three quarters prior to full ownership. The 1993 share increased to $28.4 million from $11.3 million in 1992. The increase reflects the improved 1993 adoption cycle and the exclusion of the 1993 fourth quarter loss which is included in McGraw-Hill's consolidated results. The inclusion of Macmillan/McGraw-Hill in McGraw-Hill's consolidated results for the fourth quarter increased 1993 revenues for the company by $90.7 million or 4.4%. Due to the seasonal nature of Macmillan/McGraw-Hill's business, fourth quarter income was negatively impacted by an incremental 8 cents per share due to the 100% ownership. Macmillan/McGraw-Hill is consolidated within McGraw-Hill's results as the School Publishing market focus group in the Educational and Professional Publishing segment.

           The company's 1992 earnings were impacted by the adoption of Statement of Financial Accounting Standards (SFAS) No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions, which covers primarily healthcare and life insurance benefits, and SFAS No. 112, Employers' Accounting for Postemployment Benefits. The company recorded a charge for the cumulative effect on prior years of these changes of $124.6 million (net of tax benefits of $84.2 million) or $2.55 per share. The cumulative adjustment reduced 1992 net income to $28.6 million or 58 cents per share. The company also adopted SFAS No. 109, Accounting for Income Taxes, in 1992 but its implementation did not have a significant impact on 1992 earnings except as it relates to the recognition of tax benefits on the accounting changes.

           Income as a percent of revenue before 1993 unusual charges and the 1992 cumulative adjustment was 7.8% in 1993, slightly above the 1992 ratio of 7.5%. Return on average shareholders' equity declined to 1.3% due to the impact of the unusual charges.

           Operating revenue increased $145 million in 1993, $90.7 million of which was due to the inclusion of School Publishing for the fourth quarter. The remaining increase was due to new products and services and price increases. Operating profit for the three segments increased 2.4% in 1993, with Financial Services posting a gain of 19.3%. Information and Media Services posted a decline of 9.6% and Educational and Professional Publishing declined 21.2%. Excluding the fourth quarter loss for School Publishing, operating profit for Educational and Professional Publishing was flat compared to 1992. Financial Services' performance reflects another record year by Standard & Poor's Ratings Group due to the strong new issue market, expansion abroad and the introduction of new products and services. The Financial

Information Services Group also contributed solid gains. In the Educational and Professional Publishing segment, continued growth in Spanish language international markets and gains at Shepard's produced revenue growth of 1.6%. Continued softness in our College business reduced profits for the segment. Revenue and profit declines in Information and Media Services reflect soft advertising markets in the first half that began to rebound later in the year and continued weakness in the construction information markets.

           In 1992, operating profits for the three segments after increased expense for postretirement benefits increased 10.3%, as Financial Services and Educational and Professional Publishing posted double-digit gains. The increase in total operating revenue of $107.5 million came primarily from price increases and new products and services. Financial Services' performance was especially noteworthy, as low interest rates spurred major refinancing and new debt issue volume propelling S&P Ratings Group to a then record performance. In the Educational and Professional Publishing segment, strong performances by the international, medical and professional book operations produced a significant increase in profit. Information and Media Services' revenue increased $10.9 million and operating profits declined $7 million. Weakness in magazine advertising and in information services for the construction and computer industries could not be offset by record levels of political advertising in Broadcasting. McGraw-Hill's 50% share of Macmillan/McGraw-Hill School Publishing profit fell to $11.3 million, a drop of $16.2 million due to the joint venture's revenue decline of 5.3% and significant one-time costs.

EXPENSES

Operating expenses in 1993 increased $89.5 million or 8.6% reflecting the inclusion of School Publishing fourth quarter expenses. Excluding School Publishing, the company's operating expenses increased 3.8% reflecting volume increases in some market focus groups and modest inflationary increases in key expense categories, such as compensation and fringe benefits expenses. In total, prices for printing, binding, paper and distribution declined slightly in 1993. Weakness in the printing and paper marketplace and successful negotiations with suppliers brought price levels down 0.7% below the level of prices paid in 1992. Total distribution prices rose only 1% in 1993 because of flat postal rates and the favorable impact of the new second class barcoding discounts. Selling and general expenses increased $46.8 million or 6.4%, including the fourth quarter impact of School Publishing. Excluding School Publishing, selling and general expenses declined 1.3% reflecting cost conrols in various categories. A significant portion of both operating and selling and general expenses is compensation, which increased 4.7% to $605 million excluding the impact of School Publishing. The effect of merit increases and salary range changes on 1993 compensation cost was about 4.4%. The ratio of operating, selling and general expenses to total revenue in 1993 was 86.7% compared to 86.1% in 1992. In 1994, combined printing, binding, paper and distribution prices are expected to decrease approximately 1%. This is due primarily to successful negotiations with printing and paper suppliers, aided in part by the increased leverage gained through the acquisition of the Macmillan/McGraw-Hill School Publishing Company and expected flat postal rates. Compensation costs are expected to be up about 4.3% as a result of merit increases.

           Effective in 1993, the company changed its healthcare plan for future retirees which contributed to a reduction in 1993 expense of $4.4 million after tax or 9 cents per share.

           The change in accounting for the cost of postretirement healthcare and life insurance benefits increased 1992 expense by $12.7 million before taxes and reduced income before the cumulative adjustment by $7.3 million after tax or 15 cents per share. The accounting change for postemployment benefits did not have a significant impact on 1992 expense.

INTEREST EXPENSE

Net interest expense in 1993 was $36.3 million compared to $37.6 million in 1992, a decrease of $1.3 million, because of a decline in interest rates on commercial paper borrowings, partially offset by increased fourth quarter borrowings due to the acquisition of the additional 50% of the Macmillan/McGraw-Hill School Publishing Company. In 1992, net interest expense decreased $9.4 million because of the decline in interest rates on commercial paper borrowings and lower borrowing levels.

           Interest expense in 1994 will increase reflecting the full year impact of the borrowings for the Macmillan/McGraw-Hill acquisition.

PROVISION FOR INCOME TAXES

The provision for taxes as a percent of income before taxes was 41.8% in 1993 excluding the impact of unusual charges and related tax benefits of $69 million. The 1993 rate was impacted by a reduction in the state effective tax rate due to a restructuring of subsidiaries, partially offset by the increase in the federal tax rate. The rate was 42.7% in 1992.

SEGMENT REVIEW

The company realigned its segments in 1993 to include Broadcasting and Tower Group International in the renamed Information and Media Services segment. Tower Group International was formerly included in the Financial Services segment. Management believes these segments better reflect the company's present operations and business strategies. Broadcasting and Tower Group International are now aligned with the company's advertising and information based busi-nesses, respectively. Prior years have been restated to reflect the change.

INFORMATION AND MEDIA SERVICES

(in millions)                                              1993           1992          1991
- -------------                                             ------         ------        ------
Operating Revenue                                         $831.1         $865.6        $854.7
% Increase/(Decrease)                                       (4.0)           1.3          (4.8)
                                                          ------         ------        ------
Operating Profit                                          $102.3         $113.2        $120.2
% (Decrease)                                                (9.6)          (5.8)        (29.6)
                                                          ------         ------        ------
% Operating Margin                                            12             13            14
                                                          ======         ======        ======

The Information and Media Services segment is comprised of five market focus groups: Construction Information, Business Week, Publication Services (including Computers and Communications Information, Aviation Week, Healthcare Publications and Science and Technology), Broadcasting and Tower Group International.

           The Information and Media Services segment's revenues decreased 4% in 1993 and operating profit dropped $10.9 million or 9.6% to $102.3 million. In 1992, revenue increased 1.3% and operating profits declined 5.8% to $113.2 million.

           The Construction Information Group accounts for 30% of 1993 segment revenue. The Group's revenue and profits declined further due to the continuing depressed construction market impacting Dodge, Sweet's and the construction magazines. Sweet's was negatively impacted by declines in advertising by building product manufacturers. Overall construction contract award data was up 5% over 1992; however, the non-residential sectors, more relevant to this business, were down 2%. While traditional product sales suffered, the Group continues to launch electronic-based products, which are progressing well. In 1994, there are cautious expectations for improvement dependent on both the economic turnaround and the benefits of our investments in improving the Group's customer focused strategy. The contract value of total non-residential building is expected to increase in 1994, and other key areas related to the business (transportation, environmental and utilities construction) are also expected to improve. In 1992, the Group's revenue and profit declined, reflecting the lagging impact on Dodge and Sweet's of the depressed construction market of previous years.

           The Business Week Group's revenue represents 23% of 1993 segment revenue. The Group's revenue and profit declined due to a decrease of 2.4% in advertising pages as measured by the Publishers Information Bureau (PIB). This overall figure, while down, is somewhat misleading since PIB pages were down 12.5% in the first half of 1993 but rebounded in the second half with pages up 7.1%. There were significant declines in advertising pages placed in international editions. Advertising prospects for 1994 remain dependent upon the continued strength of domestic corporate profits and an end to economic recession in Europe and Japan. In 1992, the Group recorded higher revenue and profits despite a 4% drop in advertising pages due to strong circulation performance, cost controls and improved revenue per page.

           The Publication Services Group accounts for 28% of 1993 segment revenue. Revenues declined 6% mainly due to shrinking markets and recessionary pressures. Profits increased significantly, reflecting very effective cost containment and downsizing. This lower cost structure, combined with fourth quarter cyclical improvement in the business environment, produced strong profit performance.

           Revenue for the Computers and Communications Information Group was below 1992 primarily due to fewer advertising pages for the year at BYTE and a lower subscriber base at Datapro. This year-to-year revenue decline was partially offset by increased revenues at LAN Times and Open Computing. In 1993, the Group's profit rose sharply due to effective cost management. In addition, the Group continued its shift to electronic product delivery primarily via Datapro's CD-ROM product offerings. In 1994, the Group anticipates some improvement in its markets as systems integrators, distributors and value added resellers are expected to be strong performers. In 1992, revenue declined moderately and profits dropped substantially reflecting reduced advertising pages for most of the Group's magazines and a declining subscriber base at Datapro.

           The Aviation Week Group ended a difficult year with significant growth in profits despite a small decline in revenue. Aviation Week's display advertising pages rose slightly in 1993 thereby helping to offset declines in circulation revenues, which reflect the continuing slide in industry employment. The growth in profits reflects major restructuring efforts resulting in reduced costs. The market continues to be soft in the United States and around the world, with little change envisioned in 1994. The projections are: United States sales in civil aircraft will be down, military sales also will be off, while the space industry will be essentially flat. The United States industry employment is projected to decline 5% in 1994 following a 13% decline in 1993. In 1992, Aviation Week Group revenue and operating profit dropped significantly. Advertising pages declined as all market sectors continued to be negatively impacted by the overall economic conditions, downsizing of defense, upheaval in the airline industry, and slow growth in space technology.

           The Healthcare Publications' revenues and profits declined in 1993 due to severe regulatory and promotional pressures in the pharmaceutical industry and a dearth of new drug introductions. The Group introduced products for the patient/consumer, which partially offset declines in the traditional advertising-supported physician publications, Postgraduate Medicine and The Physician and Sportsmedicine. Healthcare reform creates uncertainties for 1994. In 1992, the Group turned in a record performance driven by advertising associated with the fast pace of new drug introductions.

           Revenues and profits for the Science and Technology Group were down in 1993 versus 1992 due to the sluggish global economy. During 1993, the Group continued to redesign its buyers' guides and convert to electronic databases. Innovative sales and marketing programs were developed to strengthen the position of all magazines in the Group. A wide range of new products were launched to serve the energy marketplace including a Power Russian edition and five new newsletters. In 1994, the Plastics Group should benefit from the largest United States trade show which is held every three years. In 1992, the Group reported a modest increase in revenue and a slight drop in profits.

           Broadcasting accounts for 12% of 1993 segment revenue. The Broadcasting Group operates four television stations: VHF stations in Denver, Indianapolis and San Diego and a UHF station in Bakersfield, California. Revenue and operating profit were adversely impacted in 1993 by the lack of political advertising. The continuing recession in Southern California also had a negative effect on sales in San Diego and Bakersfield. Revenue growth in Denver, as a result of improved audience share, fueled a substantial increase in profit at that station. In 1994, an economic upturn and political spending should benefit this Group. In 1992, revenues and operating profits increased due to record levels of political advertising and improved audience share in Denver, partially offset by poorer performance in San Diego due to the impact on the local economy of cutbacks in the defense industry.

           Tower Group International represents 7% of 1993 segment revenue. The Group's strong revenue growth continued in 1993 due to the full year effect of the acquisition of Geo. S. Bush & Co. in 1992 and the acquisition of Union Brokerage Company in 1993. Solid transaction growth was due to strong market conditions for imports, while exports were hampered by recessions in Europe and Japan. Profits declined due to competitive pressures which produced price reductions. In 1994, growth is anticipated in international trade as global companies turn to foreign markets to source goods and seek new buyers for their products. Import growth is expected to outpace export growth. Third party logistics services and logistical information services are emerging revenue sources. Tower showed strong revenue growth in 1992 with slower profit growth due to competitive pricing pressures and higher processing costs.

EDUCATIONAL AND PROFESSIONAL PUBLISHING

(in millions)                                                1993(a)           1992              1991
- -------------                                                ------           ------            ------
Operating Revenue                                            $667.5           $567.4            $532.5
% Increase/(Decrease)                                          17.6              6.6              (0.4)
                                                             ------           ------            ------
Operating Profit                                             $ 49.4           $ 62.7            $ 48.9
% Increase/(Decrease)                                         (21.2)            28.2             (30.3)
                                                             ------           ------            ------
% Operating Margin                                                7               11                 9
                                                             ======           ======            ======

(a) Includes School Publishing revenues of $90.7 million and operating loss of $13.8 million for the fourth quarter.

The Educational and Professional Publishing segment consists of four market focus groups: Professional Publishing (including International Publishing, Continuing Education Center, Professional Book and Medical Publishing), College, Legal Information and School Publishing (Macmillan/McGraw-Hill School Publishing Company). School Publishing is only included in the segment results for the fourth quarter of 1993, the period that McGraw-Hill owned 100%.

         The Educational and Professional Publishing segment revenue increased 17.6% in 1993. The increase in revenue is 1.6% without the impact of School Publishing. Operating profit declined 21.2% due to the impact of School Publishing's fourth quarter loss, a traditional loss quarter for school publishers. Operating profits increased 0.7% excluding the impact of School Publishing. In 1992, revenues increased 6.6% and operating profits increased 28.2% led by strong performances by the international, medical and professional book operations.

         The Professional Publishing Group accounts for 51% of 1993 segment revenues, 59% excluding the fourth quarter revenues for School Publishing. The Professional Publishing Group revenues remained flat with last year, despite the adverse impact of recession, economic sluggishness and currency devaluation in several major markets. The International Publishing unit performed well keeping pace with last year's record setting revenues and profits. Asia and the Ibero-America sectors turned in strong performances due to the economic growth of those regions and our aggressive pursuit of those growth opportunities. The Medical Publishing unit's revenues and profits remained flat due to the economic climate. The Continuing Education Center increased revenue in spite of the low level of consumer confidence. However, profits declined due to increased costs in obtaining new customers. The Professional Book unit's products in business, computing and engineering performed well, but overall revenue declined due to the nonrecurring benefit gained by the publication of "The Encyclopedia of Science & Technology," 7th Edition a year earlier. Operating profits for the Professional Book Group showed double-digit growth as efficiencies were gained in all facets of the operations. In 1994, market conditions should improve slightly overall as the world's economic situation improves. In 1992, Professional Publishing achieved 8% revenue growth and profits more than doubled, led by the Ibero-America unit of International, strong profit growth in Medical Publishing and the strong contribution of "The Encyclopedia of Science & Technology," 7th Edition.

         The College Group accounts for approximately 21% of 1993 segment revenues, 24% excluding the fourth quarter revenues for School Publishing. For 1993, College revenues were flat reflecting a weaker than expected frontlist performance. Stronger revenues from Primis and Custom Publishing partially offset softer than anticipated Accounting and Business frontlist sales. Operating profits were lower primarily as a result of higher prepublication costs. In 1994, revenue is expected to decline due to a smaller frontlist. Expense reduction actions should partially offset the lower revenue. In 1992, College revenues increased modestly but operating profits were lower primarily as a result of increased postretirement expenses.

         The Legal Group (Shepard's) accounts for approximately 14% of 1993 segment revenues, 17% excluding the fourth quarter revenues for School Publishing. Shepard's revenue grew significantly in 1993 as a direct result of the publication of five new major citator revisions, continued strong performance by new citator CD-ROM products, and the release of the Group's first primary law publication, "California Civil Practice Statutes and Rules." Profits grew at a rate less than revenue because Shepard's incurred certain one-time costs due to the growth in the topical publishing business. Shepard's projects an increase in overall legal information spending in the range of 2-3% in 1994. In 1992, the Group's revenue also grew significantly due to citator revisions, new editions of highly successful legal treatises, and strong sales from its new "Express Citations" product line. Profits in 1992 were flat due to planned expenditures in sales, marketing and editorial resources, plus the investment in a new integrated business system and Citation database.

         School Publishing is included in the segment results for the fourth quarter only, reflecting McGraw-Hill's acquisition of the additional 50% interest in early October. School Publishing accounts for 14% of 1993 segment revenues. Revenues for the quarter increased 11.8% from the prior year while the operating loss improved significantly reflecting reduced goodwill amortization, primarily due to the 1993 unusual charges, and operating costs partially offset by increased prepublication cost amortization.

FINANCIAL SERVICES

(in millions)                                                 1993             1992              1991
- -------------                                                ------           ------            ------
Operating Revenue                                            $696.9           $617.5            $555.8
% Increase                                                     12.8             11.1               9.9
                                                             ------           ------            ------
Operating Profit                                             $200.9           $168.4            $143.1
% Increase                                                     19.3             17.7              15.4
                                                             ------           ------            ------
% Operating Margin                                               29               27                26
                                                             ======           ======            ======

The Financial Services segment consists of two market focus groups: Standard & Poor's Ratings Group and Financial Information Services Group, which comprises S&P Information, J.J. Kenny, and DRI/McGraw-Hill.

           Financial Services revenue increased 12.8% and operating profit rose 19.3% to $200.9 million in 1993. In 1992, the segment's revenue grew 11.1% and operating profit rose 17.7%.

           The S&P Ratings Group experienced record revenue and earnings as a result of record new issues and refinancing activity in both Corporate and Municipal bond markets. Continued worldwide expansion and implementation of new initiatives also contributed to 1993's performance. Publishing Services, a smaller but growing unit of the Group, had excellent revenue and profit growth due to new electronic products. The forecasted decline in new issue and bond volumes from 1993 levels will influence 1994 financial performance. S&P Ratings also posted strong growth in 1992 due largely to increased new issue volume in the U.S. as a result of low interest rates.

           The Financial Information Services Group was formed in 1993 through the integration of the S&P Information Group, J.J. Kenny and DRI/McGraw-Hill. The Group achieved revenue growth but profits declined due to a poor performance at DRI. Initial public offerings and the continued decline in interest rates fueled the equity markets, producing revenues from trading activities and information products sold to financial institutions. Low interest rates, coupled with the federal government's deficit reduction program, added strength to the municipal markets, improving trading and other revenue at J.J. Kenny. The new administration and slower than anticipated economic growth had a negative impact on DRI/McGraw-Hill, which had disappointing financial results as revenue from consulting decreased significantly from last year. New product development, growth in international markets and the continued demand for accurate and timely information products and services should benefit the Financial Information Services Group in 1994. The Group had good revenue and profit growth in 1992, reflecting positive market conditions, lower interest rates and new index products.

MACMILLAN/MCGRAW-HILL SCHOOL PUBLISHING COMPANY

(in millions)                                                 1993(a)         1992               1991
- -------------                                                 ------         ------             ------
Operating Revenue                                             $526.7          $504.9            $533.2
                                                              ------          ------            ------
Operating Profit                                              $ 68.4          $ 36.9            $ 69.0
                                                              ------          ------            ------
% Operating Margin                                                13               7                13
                                                              ------          ------            ------
Net Profit before Partners'
  Income Taxes                                                $ 54.2          $ 19.1            $ 51.5
                                                              ------          ------            ------
McGraw-Hill's Share of Profit                                 $ 28.4          $ 11.3            $ 27.5
                                                              ======          ======            ======

(a) 1993 results reflected above are for the nine months ended September 30, 1993, the period McGraw-Hill owned 50%. Fourth quarter results are included in the Educational and Professional Publishing segment.

On October 4, 1993, the company purchased the 50% interest in the Macmillan/McGraw-Hill School Publishing Company owned by Macmillan, Inc., a subsidiary of Maxwell Communication, Inc., for $337.5 million in cash. The company and Macmillan had each owned 50% of Macmillan/McGraw-Hill through wholly-owned subsidiaries. Macmillan/McGraw-Hill operated as a joint venture partnership which was formed in 1989 to combine the company's and Macmillan's elementary, secondary and vocational education and test publishing businesses.

           McGraw-Hill's 50% share of the Macmillan/McGraw-Hill School
Publishing Company's profits for 1993 includes only   the first three quarters
prior to full ownership. The 1993 share increased to $28.4 million from $11.3 million in 1992. The increase reflects the improved 1993 adoption cycle and the exclusion of the 1993 fourth quarter loss which is included in McGraw-Hill's consolidated results.

           Macmillan/McGraw-Hill is comprised of four divisions: School, publisher of textbooks and instructional materials for elementary (grades K-8) schools; Glencoe, secondary school (grades 7-12) publisher; California Testing Bureau (CTB), producer of publications and provider of scoring for standardized achievement tests, customized testing and specialized educational software products; and Science Research Associates (SRA), developer of supplementary elementary and secondary instructional materials.

           For the full year 1993, Macmillan/McGraw-Hill revenue grew 22.3% to $617.4 million. Operating profit increased 48.0% to $54.6 million. The revenue growth resulted from the successful introduction of several new elementary and high school programs and a favorable state adoption year. The new elementary reading program exceeded expectations in Texas, the largest state adoption in 1993. Operating profit in 1993 also improved due to the absence of charges recorded in 1992 for consolidation of certain facilities and operations. In 1994, revenue is expected to decline due to an unfavorable adoption cycle. Operating profit is expected to be maintained at the 1993 level as a result of cost reduction measures, including the impact of the unusual charges. The adoption cycle will be favorable in 1995 and remains positive through 1997.

           In 1992, McGraw-Hill's share of the joint venture's profit was $11.3 million, a drop of $16.2 million from 1991. The joint venture's total revenue was $504.9 million, a decline of 5.3% from the preceding year, as a result of unfavorable elementary adoptions in major states, reduced funding and budgetary constraints. Profit was also impacted by one-time charges for relocating the venture's headquarters, centralizing accounting and administrative functions, consolidating certain warehousing facilities and merging customer service operations. Consequently, operating profit dropped $32.1 million or 46.5%.

FINANCIAL CONDITION

(in millions)                                       1993         1992
- -------------                                      ------       ------
Working Capital                                    $ 62.9       $ (19.6)(a)
                                                   ------       -------
Total Debt                                         $928.7       $ 483.0
                                                   ------       -------
Accounts Receivable (before reserves)              $791.4       $ 669.5
% Increase                                             18             2
                                                   ------       -------
Inventories                                        $215.2       $  98.6(a)
% Increase/(Decrease)                                 118            (8)
                                                   ------       -------
Purchases of Property and Equipment                $ 49.8       $  55.9
% Increase/(Decrease)                                 (11)            9
                                                   ======       =======

(a) Amounts restated to reflect reclassification of prepublication costs of $89.9 million from inventory to a separate non-current category to conform with current industry practice.

The December 31, 1993 balance sheet includes the assets and liabilities of the Macmillan/McGraw-Hill School Publishing Company, reflecting McGraw-Hill's 100% ownership. As a result, total assets increased from $2.5 billion at the end of 1992 to $3.1 billion at the end of 1993.

           The company continues to maintain a strong financial position. Cash flow from operations increased $162 million to $466 million in 1993, which was sufficient to cover dividends and outlays for the purchase of property and equipment, and reduce commercial paper borrowings, excluding borrowings for the acquisition of Macmillan/McGraw-Hill. A significant amount of the increase in 1993 operating cash flow relates to collections of the Macmillan/McGraw-Hill accounts receivables that were acquired in the acquisition.

           Working capital at the end of 1993 of $62.9 million was $82.5 million above the restated level at the end of 1992 reflecting the consolidation of Macmillan/McGraw-Hill.

           In 1993, total debt increased $445.7 million, including $337.5 million for the purchase of Macmillan's interest in Macmillan/McGraw-Hill and $334.4 million of debt assumed with the acquisition. Shortly after the acquisition, McGraw-Hill prepaid $120 million of Macmillan/McGraw-Hill notes payable and replaced that debt with commercial paper borrowings. In 1992, total debt decreased $85.2 million, primarily due to a reduction in commercial paper borrowings of $77.6 million.





                                                            Continued on page 32

TEN-YEAR FINANCIAL REVIEW

(in thousands,
except per-share items)           1993      1992      1991      1990      1989      1988      1987      1986      1985      1984
- -----------------------         --------- --------- --------- --------- --------- --------- --------- --------- --------- ---------
OPERATING RESULTS BY SEGMENT
AND INCOME STATISTICS
OPERATING REVENUE (Note a)
Information and Media Services   $831,076  $865,573  $854,754  $898,273  $872,983  $836,734  $801,352  $741,891  $714,080  $707,935
Educational and Professional
  Publishing                      667,444   567,363   532,438   534,724   483,666   437,590   408,252   327,903   318,853   302,191
Financial Services                696,933   617,555   555,820   505,641   432,314   399,242   390,131   357,998   327,422   266,296
                                --------- --------- --------- --------- --------- --------- --------- --------- --------- ---------
Total operating revenue         2,195,453 2,050,491 1,943,012 1,938,638 1,788,963 1,673,566 1,599,735 1,427,792 1,360,355 1,276,422
                                --------- --------- --------- --------- --------- --------- --------- --------- --------- ---------
OPERATING PROFIT (Notes a and d)
Information and Media Services    102,344   113,198   120,242   170,788   192,254   175,384   176,564   166,679   158,219   173,498
Educational and Professional
  Publishing                       49,374    62,746    48,928    70,196    44,107    48,185    30,464    37,109    34,328    33,010
Financial Services                200,865   168,394   143,056   123,999    85,081    81,765    81,557    81,558    72,088    54,965
                                --------- --------- --------- --------- --------- --------- --------- --------- --------- ---------
TOTAL OPERATING PROFIT            352,583   344,338   312,226   364,983   321,442   305,334   288,585   285,346   264,635   261,473
Share of profit of Macmillan/
  McGraw-Hill School Publishing
  Company (Notes b and d)          28,376    11,280    27,483    21,601    13,688     2,349    11,585    30,037    29,461    28,162
Unusual charges (Notes c and d)  (229,800)       --        --        --  (220,000) (149,564)       --        --        --        --
Gain on sale of interest in
  Nikkei/McGraw-Hill (Note e)          --        --        --        --        --   221,783        --        --        --        --
General corporate (expense)/
  income (Notes d and f)          (48,538)  (50,774)  (34,415)  (28,370)    6,546     5,005     3,418   (23,519)  (17,609)  (18,720)
Interest (expense)/income--net    (36,342)  (37,557)  (46,987)  (55,627)  (35,038)   (5,290)   (4,506)    3,915     7,840    10,669
                                --------- --------- --------- --------- --------- --------- --------- --------- --------- ---------
INCOME BEFORE TAXES ON INCOME      66,279   267,287   258,307   302,587    86,638   379,617   299,082   295,779   284,327   281,584
Provision for taxes on income      54,838   114,132   110,297   130,112    46,847   194,112   134,288   141,770   136,923   137,413
                                --------- --------- --------- --------- --------- --------- --------- --------- --------- ---------
INCOME BEFORE CUMULATIVE
  ADJUSTMENT                       11,441   153,155   148,010   172,475    39,791   185,505   164,794   154,009   147,404   144,171
Cumulative effect on prior years
  of changes in accounting
  (Note g)                             --  (124,587)       --        --     8,000        --        --        --        --        --
                                --------- --------- --------- --------- --------- --------- --------- --------- --------- ---------
NET INCOME                        $11,441   $28,568  $148,010  $172,475   $47,791  $185,505  $164,794  $154,009  $147,404  $144,171
                                --------- --------- --------- --------- --------- --------- --------- --------- --------- ---------
EARNINGS PER SHARE
Income before cumulative
  adjustment                        $0.23     $3.13     $3.03     $3.53     $0.82     $3.83     $3.27     $3.04     $2.92     $2.86
Cumulative adjustment (Note g)         --     (2.55)       --        --      0.16        --        --        --        --        --
                                --------- --------- --------- --------- --------- --------- --------- --------- --------- ---------
Net income                          $0.23     $0.58     $3.03     $3.53     $0.98     $3.83     $3.27     $3.04     $2.92     $2.86
Shares used to calculate
  earnings per share               49,189    48,889    48,821    48,819    48,725    48,475    50,410    50,651    50,541    50,410
Dividends per share of
  common stock                      $2.28     $2.24     $2.20     $2.16     $2.00     $1.84     $1.68     $1.52     $1.40     $1.24
                                --------- --------- --------- --------- --------- --------- --------- --------- --------- ---------
OPERATING STATISTICS
Return on average shareholders'
  equity (Note h)                     1.3%     17.2%     15.2%     18.8%      5.3%     21.2%     19.5%     18.8%     20.0%     21.9%
Income before taxes as a percent
  of revenue                          3.0      13.0      13.3      15.6       4.8      22.7      18.7      20.7      20.9      22.1
Income before cumulative
  adjustment as a percent
  of revenue                          0.5       7.5       7.6       8.9       2.7      11.1      10.3      10.8      10.8      11.3
                                --------- --------- --------- --------- --------- --------- --------- --------- --------- ---------
BALANCE SHEET STATISTICS
Working capital (Note i)          $62,887  $(19,596)  $29,543   $44,193   $22,743  $(72,023) $(66,214)  $65,641  $163,236  $125,472
Inventories (Note i)              215,228    98,613   107,658   114,660   104,391    95,549    74,782    73,826    71,944    70,669
Purchases of property and
  equipment                        49,808    55,922    51,223    95,834    58,016    41,176    50,777    42,081    48,538    47,202
Total assets                    3,084,163 2,508,140 2,515,544 2,534,708 2,208,249 1,729,562 1,619,935 1,446,588 1,257,735 1,160,538
Total debt                        928,710   482,991   568,159   622,372   503,434   148,434   186,476    56,403     5,932     4,484
Shareholders' equity              823,008   908,760   998,975   954,260   880,154   922,803   825,265   861,418   776,674   697,931
                                --------- --------- --------- --------- --------- --------- --------- --------- --------- ---------
NUMBER OF EMPLOYEES                15,661    13,393    13,539    13,868    13,741    13,891    13,879    13,257    13,027    13,338
                                ========= ========= ========= ========= ========= ========= ========= ========= ========= =========

(a) In 1993, the company realigned its segments by combining the Broadcasting segment and Tower Group International operations with the Information and Publication Services businesses into one segment, Information and Media Services. Revenue and operating profit by segment for prior years have been restated to reflect the change.
(b) Reflects McGraw-Hill's share of profit of Macmillan/McGraw-Hill School Publishing Company through September 30, 1993. Macmillan/McGraw-Hill results are consolidated effective October 1, 1993 in the Educational and Professional Publishing segment.
(c) 1993 amount reflects unusual charges in connection with the acquisition of the additional 50% interest in Macmillan/McGraw-Hill.
(d) 1989 and 1988 amounts exclude unusual charges of $220 million and $149.6 million, respectively, as follows:

                                                             1989              1988
                                                           --------          --------
Information and Media Services                             $ 15,554          $ 29,009
Educational and Professional Publishing                      33,140            20,534
Financial Services                                           94,899            67,155
                                                           --------          --------
Total operating segments                                    143,593           116,698
Macmillan/McGraw-Hill joint venture units                        --             7,866
Corporate expense                                            76,407            25,000
                                                           --------          --------
Total company                                              $220,000          $149,564
                                                           ========          ========

(e) In May 1988, the company sold its 49% interest in Nikkei/McGraw-Hill, Inc., a magazine publishing operation in Japan, for $283.1 million. The gain on sale was $221.8 million ($109.8 million after taxes).
(f) General corporate income for 1989 includes gains on dispositions of businesses totaling $48.8 million, 1988 includes gains on dispositions of $26.5 million and 1987 includes gains from the settlement of a portion of the company's pension obligation of $20.1 million.
(g) The cumulative adjustment in 1992 reflects the adoption of the provisions of Statement of Financial Accounting Standards (SFAS) No. 106,
Employers' Accounting for Postretirement Benefits Other Than Pensions, and SFAS No. 112, Employers' Accounting for Postemployment Benefits. See Notes 14 and
15. In 1989, the company recognized the cumulative effect of a change in accounting for income taxes under SFAS 96.
(h) Return on average shareholders' equity for 1992 is based on income before cumulative adjustment and average shareholders' equity after reflecting the cumulative adjustment in the beginning balance.
(i) Amounts restated for 1984-1992 to reflect reclassification of prepublication costs from inventory to a non-current asset.




30                                                                          31

           McGraw-Hill, Inc.'s commercial paper borrowings at December 31, 1993 were $667.7 million. This debt is supported by a $500 million revolving credit agreement with a group of banks terminating in November 1997, and $500 million has been classified as long-term. The company has four other revolving credit agreements that terminate in 1994 totaling $350 million.

           The company has $250 million of 9.43% senior notes due in the year 2000. Under a shelf registration which became effective with the Securities and Exchange Commission in mid-1990, the company can issue an additional $250 million of debt securities. The company is considering the issuance of additional debt under this registration in 1994 to replace a portion of its commercial paper borrowings with longer term securities.

           Accounts receivable (before reserves) increased $121.9 million as a result of the inclusion of Macmillan/McGraw-Hill receivables totalling $117 million. The year-to-year rise in revenue was offset by successful collection efforts. Excluding the impact of School Publishing, number of days sales outstanding as represented by accounts receivable, a key indicator of collection efficiency, was 72 days at year-end which is a one day improvement compared to last year. During the course of the year, days sales outstanding averaged a 3-day improvement over 1992. This demonstrates that receivables continue to be managed effectively despite difficult economic conditions. Collection efforts in the fourth quarter on School Publishing receivables from the peak selling season have been very successful.

           Finished goods and work-in-process inventories increased $116.6 million, primarily due to the inclusion of $119.1 million for Macmillan/McGraw-Hill. A decline of 3.2% for McGraw-Hill excluding School Publishing reflects effective inventory controls at College and Professional Publishing, partially offset by growth in inventory volumes in Mexico, a key growth market.

           Purchases of property and equipment totaled $49.8 million in 1993, $55.9 million in 1992 and $51.2 million in 1991. In 1993, there were significant expenditures for computer equipment to upgrade the information processing capabilities of a number of market focus groups. In 1992, there were significant expenditures for computer equipment and for the purchase of a building outside Denver. Purchases of property and equipment in 1994 are expected to increase reflecting the full year impact of School Publishing as well as purchases related to the integration of School Publishing with McGraw-Hill's publishing operations.

           In 1994, the company expects that cash flow from operations will be sufficient to cover dividends and capital expenditures and reduce debt further. The quarterly common stock dividend was increased by one cent in the first quarter of 1994 to 58 cents per share.

CONSOLIDATED STATEMENT OF INCOME

Years ended December 31 (in thousands, except per-share items)                   1993          1992         1991
- --------------------------------------------------------------                ----------    ----------    ----------
OPERATING REVENUE                                                             $2,195,453    $2,050,491   $1,943,012
                                                                              ----------    ----------   ----------
EXPENSES:
Operating                                                                      1,128,581     1,039,071      978,424
Selling and general                                                              774,160       727,314      695,014
                                                                              ----------    ----------   ----------
TOTAL EXPENSES                                                                 1,902,741     1,766,385    1,673,438
Share of profit of Macmillan/McGraw-Hill School
  Publishing Company (Note 4)                                                     28,376        11,280       27,483
Unusual charges related to acquisition of additional 50%
   of Macmillan/McGraw-Hill School Publishing Company (Note 4)                  (229,800)           --           --
Other income--net                                                                 11,333         9,458        8,237
                                                                              ----------    ----------   ----------
INCOME FROM OPERATIONS                                                           102,621       304,844      305,294
Interest expense--net                                                            (36,342)      (37,557)     (46,987)
                                                                              ----------    ----------   ----------
INCOME BEFORE TAXES ON INCOME                                                     66,279       267,287      258,307
Provision for taxes on income (Note 5)                                            54,838       114,132      110,297
                                                                              ----------    ----------   ----------
INCOME BEFORE CUMULATIVE ADJUSTMENT                                               11,441       153,155      148,010
Cumulative effect on prior years of changes in accounting
   for postretirement and postemployment benefits (Notes 14 and 15)                   --      (124,587)          --
                                                                              ----------    ----------   ----------
NET INCOME                                                                    $   11,441    $   28,568   $  148,010
                                                                              ----------    ----------   ----------
EARNINGS PER COMMON SHARE (Note 6)
Income before cumulative adjustment                                           $      .23    $     3.13   $     3.03
Cumulative adjustment                                                                 --         (2.55)          --
                                                                              ----------    ----------   ----------
Net income                                                                    $      .23    $      .58   $     3.03
Average number of common shares outstanding during year                           49,189        48,889       48,821
                                                                              ==========    ==========   ==========

See accompanying notes.

CONSOLIDATED BALANCE SHEET

December 31 (in thousands)                                                                  1993         1992
- --------------------------                                                               ----------   ----------
ASSETS
CURRENT ASSETS
Cash and equivalents (Note 7)                                                            $   47,953   $   13,228
Accounts receivable (net of allowance for doubtful accounts:
   1993--$79,461; 1992--$80,768)                                                            711,919      588,743
Receivable from broker-dealers and dealer banks (Note 1)                                     19,136       28,825
Inventories:
Finished goods                                                                              166,584       67,479
Work-in-process                                                                              29,259       11,743
Paper and other materials                                                                    19,385       19,391
                                                                                         ----------   ----------
Total inventories                                                                           215,228       98,613
Prepaid income taxes                                                                         92,912       42,622
Prepaid and other current assets                                                             44,634       49,077
                                                                                         ----------   ----------
Total current assets                                                                      1,131,782      821,108
                                                                                         ----------   ----------
PREPUBLICATION COSTS (net of accumulated amortization:
   1993--$282,052; 1992--$157,890) (Note 1)                                                 285,445       89,911
INVESTMENTS AND OTHER ASSETS
Investment in Macmillan/McGraw-Hill School Publishing Company--at equity (Note 4)                --      511,155
Investment in Rock-McGraw, Inc.--at equity (Note 8)                                          53,077       50,757
Prepaid pension expense                                                                      87,655       77,742
Other                                                                                       159,861      119,198
                                                                                         ----------   ----------
Total investments and other assets                                                          300,593      758,852
                                                                                         ----------   ----------
PROPERTY AND EQUIPMENT--AT COST
Land                                                                                         13,544       10,501
Buildings and leasehold improvements                                                        286,605      240,341
Equipment and furniture                                                                     453,303      418,733
                                                                                         ----------   ----------
Total property and equipment                                                                753,452      669,575
Less--accumulated depreciation                                                              408,126      384,925
                                                                                         ----------   ----------
Net property and equipment                                                                  345,326      284,650
                                                                                         ----------   ----------
GOODWILL AND OTHER INTANGIBLE ASSETS--AT COST
   (net of accumulated amortization and write-downs: 1993--$308,548;
   1992--$213,004) (Notes 1, 2 and 4)                                                     1,021,017      553,619
                                                                                         ----------   ----------
                                                                                         $3,084,163   $2,508,140
                                                                                         ==========   ==========

See accompanying notes.

December 31 (in thousands)                                                1993            1992
- --------------------------                                             ----------      ----------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Notes payable (Note 9)                                                 $  170,780      $  124,206
Accounts payable                                                          178,466         130,951
Payable to broker-dealers and dealer banks (Note 1)                        18,695          25,787
Accrued royalties                                                          57,508          37,514
Accrued compensation and contributions to retirement plans                124,648          91,568
Income taxes currently payable                                             42,783          38,548
Unearned revenue                                                          248,036         220,652
Other current liabilities                                                 227,979         171,478
                                                                       ----------      ----------
Total current liabilities                                               1,068,895         840,704
                                                                       ----------      ----------
OTHER LIABILITIES
Long-term debt (Note 9)                                                   757,567         358,705
Deferred income taxes                                                     119,548         109,703
Accrued postretirement healthcare and other benefits                      190,985         186,263
Other non-current liabilities                                             124,160         104,005
                                                                       ----------      ----------
Total other liabilities                                                 1,192,260         758,676
                                                                       ----------      ----------
Total liabilities                                                       2,261,155       1,599,380
                                                                       ----------      ----------
COMMITMENTS AND CONTINGENCIES (Notes 8 and 10)
                                                                       ----------      ----------
SHAREHOLDERS' EQUITY (Notes 11 and 12)
$1.20 preference stock                                                         16              16
Common stock                                                               51,459          51,459
Additional paid-in capital                                                 63,512          59,404
Retained income                                                           834,250         934,642
Foreign currency translation adjustments                                  (28,577)        (21,751)
                                                                       ----------      ----------
                                                                          920,660       1,023,770
Less--common stock in treasury--at cost                                    87,687          99,448
      unearned compensation on restricted stock                             9,965          15,562
                                                                       ----------      ----------
Total shareholders' equity                                                823,008         908,760
                                                                       ----------      ----------
                                                                       $3,084,163      $2,508,140
                                                                       ==========      ==========

CONSOLIDATED STATEMENT OF CASH FLOWS

Years ended December 31 (in thousands)                                                   1993         1992        1991
- --------------------------------------                                                 ---------   ----------   ----------
CASH FLOW FROM OPERATING ACTIVITIES
Net income                                                                             $  11,441   $   28,568   $  148,010
Adjustments to reconcile net income to cash provided by operating activities:
  Unusual charges related to acquisition of additional 50%
     of Macmillan/McGraw-Hill School Publishing Company (Note 4)                         229,800           --           --
  Cumulative effect of changes in accounting (Notes 14 and 15)                                --      124,587           --
  Depreciation                                                                            54,941       51,325       48,884
  Amortization of goodwill and intangibles                                                27,939       22,994       23,235
  Amortization of prepublication costs                                                    56,739       44,900       37,681
  Provision for losses on accounts receivable                                             60,401       64,067       61,972
  Undistributed share of profit of Macmillan/McGraw-Hill
    joint venture (Note 4)                                                               (26,318)      (2,030)      (3,483)
  Undistributed earnings of other affiliates                                              (3,072)      (2,515)      (2,332)
  Other                                                                                    4,306        6,557        7,227
Change in assets and liabilities net of effect of acquisitions and dispositions:
  Decrease/(increase) in accounts receivable                                              79,403      (66,313)     (70,448)
  Decrease in inventories                                                                 11,258        1,139        8,478
  Decrease/(increase) in prepaid and other current assets                                  6,909        1,627       (1,126)
  Increase/(decrease) in accounts payable and accrued expenses                             7,822       20,642         (213)
  Increase in unearned revenue                                                            17,376       20,906       12,159
  (Decrease)/increase in other current liabilities                                       (15,636)      12,816       (3,187)
  Increase/(decrease) in interest and income taxes currently payable                       4,746       (2,565)         604
  (Decrease)/increase in prepaid/deferred income taxes                                   (39,141)      32,857       54,046
  Net change in other assets and liabilities                                             (23,358)     (55,991)     (62,754)
                                                                                       ---------   ----------   ----------
Cash provided by operating activities                                                    465,556      303,571      258,753
                                                                                       ---------   ----------   ----------
INVESTING ACTIVITIES
Purchase of property and equipment                                                       (49,808)     (55,922)     (51,223)
Investment in prepublication costs                                                       (74,489)     (52,485)     (50,130)
Acquisition of businesses and equity interests (Notes 2 and 4)                          (323,913)     (17,242)     (14,854)
Disposition of businesses                                                                     --        6,547        5,300
Disposition of property and equipment                                                        492          920       11,079
Other                                                                                         --        3,432        3,161
                                                                                       ---------   ----------   ----------
Cash used for investing activities                                                      (447,718)    (114,750)     (96,667)
                                                                                       ---------   ----------   ----------
FINANCING ACTIVITIES
Dividends paid to shareholders                                                          (111,833)    (109,386)    (107,272)
Debt for acquisition of Macmillan/McGraw-Hill                                            337,500           --           --
Repayment of commercial paper and other short-term debt--net                            (105,611)     (81,669)     (59,184)
(Repayment of)/additions to long-term debt--net                                         (120,390)      (2,434)         197
Exercise of stock options                                                                 19,047        4,718        2,526
Other                                                                                       (558)      (1,591)      (2,129)
                                                                                       ---------   ----------   ----------
Cash provided by/(used for) financing activities                                          18,155     (190,362)    (165,862)
                                                                                       ---------   ----------   ----------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                                                   (1,268)      (1,860)        (206)
                                                                                       ---------   ----------   ----------
Net change in cash and equivalents                                                        34,725       (3,401)      (3,982)
Cash and equivalents at beginning of year                                                 13,228       16,629       20,611
                                                                                       ---------   ----------   ----------
CASH AND EQUIVALENTS AT END OF YEAR                                                    $  47,953   $   13,228   $   16,629
                                                                                       =========   ==========   ==========

See accompanying notes.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                                                                                                              Less--
                                                                           Foreign                           unearned
Years ended December 31, 1993,   $1.20            Additional              currency    Less--common stock   compensation
1992 and 1991                  preference  Common   paid-in   Retained   translation in treasury--at cost  on restricted
(in thousands, except shares)    $10 par   $1 par   capital    income    adjustments   Shares     Amount       stock       Total
- ------------------------------ ----------  ------ ----------  --------   ----------- ----------  --------  ------------- ---------
BALANCE AT JANUARY 1, 1991         $ 17   $51,454    $58,338  $ 974,722   $  (5,977)  2,526,633  $107,937     $16,357     $954,260
Net income                           --        --         --    148,010          --          --        --          --      148,010
Dividends                            --        --         --   (107,272)         --          --        --          --     (107,272)
Exercise of stock options            --        --         10         --          --     (57,477)   (2,516)         --        2,526
Issuance of restricted stock         --        --        894         --          --    (102,660)   (4,489)      5,383           --
Restricted stock expense
  and forfeitures                    --        --       (363)        --          --      27,744     1,212      (3,688)       2,113
Foreign currency translation
  adjustments--net                   --        --         --         --         144          --        --          --          144
Other                                --         1         25         --          --      15,375       832          --         (806)
                                   ----   -------    -------  ---------   ---------   ---------  --------     -------     --------
BALANCE AT DECEMBER 31, 1991         17    51,455     58,904  1,015,460      (5,833)  2,409,615   102,976      18,052      998,975
Net income                           --        --         --     28,568          --          --        --          --       28,568
Dividends                            --        --         --   (109,386)         --          --        --          --     (109,386)
Exercise of stock options            --        --        213         --          --    (102,732)   (4,505)         --        4,718
Issuance of restricted stock         --        --      1,297         --          --     (95,295)   (4,169)      5,466           --
Restricted stock expense
  and forfeitures                    --        --     (1,242)        --          --      95,803     4,189      (7,956)       2,525
Foreign currency translation
  adjustments--net                   --        --         --         --     (15,918)         --        --          --      (15,918)
Other                                (1)        4        232         --          --      17,593       957          --         (722)
                                   ----   -------    -------  ---------   ---------   ---------  --------     -------     --------
BALANCE AT DECEMBER 31, 1992         16    51,459     59,404    934,642     (21,751)  2,324,984    99,448      15,562      908,760
Net income                           --        --         --     11,441          --          --        --          --       11,441
Dividends                            --        --         --   (111,833)         --          --        --          --     (111,833)
Exercise of stock options            --        --      4,348         --          --    (342,205)  (14,699)         --       19,047
Issuance of restricted stock         --        --      1,702         --          --     (98,209)   (4,298)      6,000           --
Restricted stock expense
  and forfeitures                    --        --     (2,004)        --          --     150,265     6,570     (11,597)       3,023
Foreign currency translation
  adjustments--net                   --        --         --         --      (6,826)         --        --          --       (6,826)
Other                                --        --         62         --          --      10,622       666          --         (604)
                                   ----   -------    -------  ---------   ---------   ---------  --------     -------     --------
BALANCE AT DECEMBER 31, 1993       $ 16   $51,459    $63,512  $ 834,250   $ (28,577)  2,045,457  $ 87,687     $ 9,965     $823,008
                                   ====   =======    =======  =========   =========   =========  ========     =======     ========

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of all subsidiaries and the company's share of earnings or losses of joint ventures and affiliated companies under the equity method of accounting. All significant intercompany accounts and transactions have been eliminated.

INVENTORIES. Inventories are stated at the lower of cost (principally first-in, first-out) or market.

PREPUBLICATION COSTS. Prepublication costs, principally outside preparation and plate costs, are amortized from the year of copyright over their estimated useful lives using either the sum-of-the-years-digits or the straight-line method. Prepublication costs of $89.9 million, included in inventory in 1992, have been reclassified to a separate non-current category to conform with current industry practice.

GOODWILL AND OTHER INTANGIBLE ASSETS. Goodwill and other intangible assets which arose from acquisitions either consummated or initiated prior to November 1, 1970 are not amortized unless there has been a reduction in the value of the related assets. Goodwill and other intangible assets arising subsequent to November 1, 1970 of $1.2 billion at December 31, 1993, and $593 million at December 31, 1992, are being amortized over periods of up to 40 years.

RECEIVABLE FROM/PAYABLE TO BROKER-DEALERS AND DEALER BANKS. A subsidiary of J.J. Kenny Co. acts as an undisclosed agent in the purchase and sale of municipal securities for broker-dealers and dealer banks and the company had matched purchase and sale commitments of $424.4 million at December 31, 1993, and $460.1 million at December 31, 1992. Only those transactions not closed at the settlement date are reflected in the balance sheet as receivables and payables.

FOREIGN CURRENCY TRANSLATION. Assets and liabilities are translated using current exchange rates, except certain accounts of units whose functional currency is the U.S. dollar, and translation adjustments are accumulated in a separate component of shareholders' equity. Inventory and property and equipment accounts of units whose functional currency is the U.S. dollar are translated using historical exchange rates and translation adjustments are charged and credited to income.

REVENUE. Tuition revenue from home-study courses is recorded when the contract is accepted. At the same time, provisions for cancellation and uncollectible accounts, and estimated costs to service the contracts, are recorded.

           Units whose revenues are principally from subscription income and service contracts record revenue as earned. Units whose revenues are principally from advertising generally record subscription income as received. Costs related to subscriptions generally are expensed as incurred.

DEPRECIATION. The costs of property and equipment are depreciated using the straight-line method based upon the following estimated useful lives:

    Buildings and leasehold improvements--15 to 40 years
    Equipment and furniture--3 to 20 years

ACCOUNTING CHANGES. In 1992, the company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions, SFAS No. 112, Employers' Accounting for Postemployment Benefits, and SFAS No. 109, Accounting for Income Taxes, as of January 1, 1992 (see Notes 14, 15 and 5, respectively).

RECLASSIFICATION. Certain prior year amounts have been reclassified for comparability purposes.

2. ACQUISITIONS

In 1993, the company acquired a 26.89% interest in Liberty Brokerage, Inc. and made six other small acquisitions, which were all accounted for as purchases, at a total cost of $23.1 million in cash. See Note 4 for a discussion of the Macmillan/McGraw-Hill School Publishing Company acquisition.

           In 1992, the company made four small acquisitions at a total cost of $10.6 million in cash and made earnout payments totaling $6.1 million based upon the achievement of earnings goals by businesses acquired in prior years.

           In 1991, the company made four small acquisitions at a total cost of $14.9 million in cash and a note for $3.5 million.

           The effect of these acquisitions on the results of operations for the years presented was not material.

3. SEGMENT REPORTING AND GEOGRAPHIC INFORMATION

A description of each of the company's three segments and their products, services and markets served is included on the inside back cover of this Annual Report. In 1993, the company realigned its segments to combine the Broadcasting and Information and Publication Services segments and Tower Group International into one segment, Information and Media Services. Tower Group International was formerly included in the Financial Services segment. Prior year results have been restated to reflect the change.

           Management believes these segments better reflect its present operations and business strategies. Broadcasting and Tower Group International are now aligned with the company's advertising and information based businesses, respectively.

           Operating profit by segment and geographic area is total operating revenue less expenses which are deemed to be related to the unit's operating revenue. Identifiable assets by segment and geographic area are those assets that are used in the operation of that unit. Corporate assets consist principally of cash and equivalents, investment in Rock-McGraw, Inc., prepaid pension expense and income taxes and leasehold improvements relating to subleased areas.

           Foreign revenue and profits are from book publishing and financial and information services operations in 22 countries. Transfers of books between geographic areas are recorded at cost plus a mark-up and intercompany revenue and profits are eliminated.

           A summary of information about the company's operations by segment and geographic area follows:

                                                                                                            Purchases of
                                                Operating     Operating       Assets at     Depreciation    property and
SEGMENT REPORTING (in thousands)                 revenue        profit       December 31      expense         equipment
- --------------------------------                ----------    ----------     -----------    ------------    ------------
1993
Information and Media Services                  $  831,076    $  102,344     $  591,034       $20,569         $15,360
Educational and Professional Publishing            667,444        49,374      1,619,932        12,681          12,995
Financial Services                                 696,933       200,865        542,774        20,302          21,321
                                                ----------    ----------     ----------       -------         -------
Total operating segments                         2,195,453       352,583      2,753,740        53,552          49,676
Macmillan/McGraw-Hill joint venture                     --        28,376             --            --              --
Unusual charges related to acquisition
  of additional 50% of Macmillan/
  McGraw-Hill School Publishing Company                 --      (229,800)            --            --              --
Corporate                                               --       (48,538)       330,423         1,389             132
Interest expense--net                                   --       (36,342)            --            --              --
                                                ----------    ----------     ----------       -------         -------
Total company                                   $2,195,453    $   66,279*    $3,084,163       $54,941         $49,808
                                                ----------    ----------     ----------       -------         -------
1992
Information and Media Services                  $  865,573    $  113,198     $  634,876       $20,940         $14,474
Educational and Professional Publishing            567,363        62,746        628,316         9,620          10,173
Financial Services                                 617,555       168,394        508,919        19,367          31,125
                                                ----------    ----------     ----------       -------         -------
Total operating segments                         2,050,491       344,338      1,772,111        49,927          55,772
Macmillan/McGraw-Hill joint venture                     --        11,280        511,155            --              --
Corporate                                               --       (50,774)       224,874         1,398             150
Interest expense--net                                   --       (37,557)            --            --              --
                                                ----------    ----------     ----------       -------         -------
Total company                                   $2,050,491    $  267,287*    $2,508,140       $51,325         $55,922
                                                ----------    ----------     ----------       -------         -------
1991
Information and Media Services                  $  854,754    $  120,242     $  661,225       $21,220         $18,889
Educational and Professional Publishing            532,438        48,928        654,830        10,806          17,809
Financial Services                                 555,820       143,056        482,438        15,884          14,525
                                                ----------    ----------     ----------       -------         -------
Total operating segments                         1,943,012       312,226      1,798,493        47,910          51,223
Macmillan/McGraw-Hill joint venture                     --        27,483        509,498            --              --
Corporate                                               --       (34,415)       207,553           974              --
Interest expense--net                                   --       (46,987)            --            --              --
                                                ----------    ----------     ----------       -------         -------
Total company                                   $1,943,012    $  258,307*    $2,515,544       $48,884         $51,223
                                                ----------    ----------     ----------       -------         -------
1993
United States                                   $1,886,425    $  316,830     $2,769,691
Foreign                                            309,028        35,753        314,472
                                                ----------    ----------     ----------
1992
United States                                   $1,737,442    $  309,649     $2,239,095
Foreign                                            313,049        34,689        269,045
                                                ----------    ----------     ----------
1991
United States                                   $1,662,092    $  283,133     $2,228,009
Foreign                                            280,920        29,093        287,535
                                                ==========    ==========     ==========

* Income before taxes on income.

4. MACMILLAN/MCGRAW-HILL SCHOOL PUBLISHING COMPANY

On October 4, 1993, the company purchased the 50% interest in the Macmillan/McGraw-Hill School Publishing Company owned by Macmillan, a subsidiary of Maxwell Communication, Inc., for $337.5 million in cash. Macmillan/McGraw-Hill had been formed as a joint venture in 1989 to combine the company's and Macmillan's elementary, secondary, vocational education and test publishing businesses. The company now owns 100% of Macmillan/McGraw-Hill and it is consolidated in McGraw-Hill's operations from the date of acquisition of the additional 50% interest. Prior to the acquisition of the additional 50% interest, the company accounted for its 50% interest under the equity method. The acquisition has been accounted for as a purchase and, accordingly, the purchase price has been allocated to 50% of Macmillan/McGraw-Hill's assets and liabilities based on their estimated fair values at September 30. The excess of the purchase price over the estimated fair value of the net tangible assets acquired has been recorded as identifiable intangibles ($148.6 million) and goodwill ($94.4 million), which will be amortized over 20 to 35 years and 23 to 38 years, respectively.

           In conjunction with the acquisition, the company recorded in the third quarter a non-recurring charge of $199.8 million ($143.2 million net of tax benefits or $2.91 per share) primar-ily to adjust the company's original investment to values established in this transaction. This charge has been allocated primarily to goodwill and intangibles. In addition, the company recorded a provision of $30 million ($17.6 million net of tax benefits or $.36 per share) relating to the consolidation of certain functions and systems of Macmillan/McGraw-Hill and the company's book publishing operations.

           The following unaudited pro forma summary presents the consolidated results of operations of the company for 1993 and 1992, as if the acquisition of the additional 50% of Macmillan/McGraw-Hill had occurred at the beginning of 1992, after giving effect to certain adjustments, including amortization of goodwill and other intangibles, increased interest expense from debt issued to fund the acquisition and related income tax effects. The summary excludes the total non-recurring charge of $160.8 million after taxes, but includes its effect on amortization. The 1992 net income and earnings per share are before the cumulative adjustment for accounting changes.

Years ended December 31 (in millions, except per-share data)          1993         1992
- ------------------------------------------------------------        --------     --------
Operating revenue                                                   $2,722.2     $2,555.4
Net income                                                             184.0        160.5
Earnings per common share                                               3.74         3.28
                                                                    ========     ========

These pro forma results are not necessarily indicative of those that would have occurred had the acquisition taken place at the beginning of 1992.

           A summarized income statement for the Macmillan/McGraw-Hill School Publishing Company for the nine months ended September 30, 1993 and for each of the years ended December 31, 1992 and 1991 and a summarized balance sheet at December 31, 1992 follows:

                                                                (UNAUDITED)
                                                              9 MONTHS ENDED          12 months ended
                                                               SEPTEMBER 30,             December 31,
(in millions)                                                      1993            1992            1991
- -------------                                                 --------------     --------   ---------------
OPERATING REVENUE                                               $  526.7         $  504.9        $  533.2
EXPENSES:
Operating                                                          230.9            212.8           201.3
Selling and general                                                197.4            215.2           220.8
Amortization of goodwill
   and intangibles                                                  30.0             40.0            42.1
                                                                --------         --------        --------
TOTAL EXPENSES                                                     458.3            468.0           464.2
                                                                --------         --------        --------
OPERATING PROFIT                                                    68.4             36.9            69.0
Interest expense                                                   (14.2)           (17.8)          (17.5)
                                                                --------         --------        --------
NET PROFIT BEFORE PARTNERS'
   INCOME TAXES                                                 $   54.2         $   19.1        $   51.5
                                                                --------         --------        --------
ASSETS
Current assets                                                                   $  256.7
Other assets, principally goodwill
  and other intangibles                                                           1,184.8
                                                                                 --------

TOTAL ASSETS                                                                     $1,441.5
                                                                                 --------
LIABILITIES
Current liabilities                                                              $  235.2
Long-term debt                                                                      120.0
                                                                                 --------
TOTAL LIABILITIES                                                                   355.2
PARTNERS' EQUITY                                                                  1,086.3
                                                                                 --------
TOTAL LIABILITIES AND PARTNERS' EQUITY                                           $1,441.5
                                                                                 ========

The 1992 results include $12.3 million of restructuring charges to centralize its accounting and fulfillment activities and move its SRA school and corporate offices.

           During 1993, 1992 and 1991, the company received earnings distributions from the joint venture of $2.1 million, $9.3 million, and $24 million, respectively.

5. TAXES ON INCOME

The company changed its accounting for income taxes in 1992 to comply with the requirements of Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes. This change did not have a significant effect on 1992 earnings except as it relates to the recognition of tax benefits on postretirement and postemployment obligations.

           Income before taxes on income resulted from domestic operations (including foreign branches) and foreign subsidiaries' operations as follows:

(in millions)                                      1993         1992          1991
- -------------                                     -----        ------         ------
Domestic operations                               $38.7        $240.3         $243.1
Foreign operations                                 27.6          27.0           15.2
                                                  -----        ------         ------
Total income before taxes                         $66.3        $267.3         $258.3
                                                  =====        ======         ======

A reconciliation of income tax expense before cumulative adjustment computed at the U.S. federal statutory tax rate of 35% (34% for 1992 and 1991) to the provision for taxes follows:

(in millions)                                                         1993           1992         1991
- -------------                                                        -------       -------       -------
Income tax expense at statutory rate                                 $  23.2       $  90.9       $ 87.8
Unusual charges                                                         22.2            --           --
Goodwill amortization                                                    8.7           9.8         10.2
Effect of state and local income taxes                                   7.0          22.6         18.7
Other--net                                                              (6.3)         (9.2)        (6.4)
                                                                     -------       -------       ------
Provision for taxes                                                  $  54.8       $ 114.1       $110.3
                                                                     =======       =======       ======

The principal temporary differences between the accounting for income and expenses for financial reporting and income tax purposes as of December 31 follow:

(in millions)                                       1993         1992
- -------------                                     -------      -------
Fixed assets and intangible assets                $ 115.4      $  39.3
Prepaid pension and other expenses                   54.8         48.3
Unearned revenue                                     31.3         29.2
Reserves and accruals                              (105.3)       (64.5)
Postretirement and postemployment benefits          (94.5)       (89.6)
Joint venture related items                            --         84.4
Other--net                                           24.9         20.0
                                                  -------      -------
Deferred tax liability--net                       $  26.6      $  67.1
                                                  =======      =======

The provision for taxes on income consists of the following:

(in millions)                                                1993         1992         1991
- -------------                                               ------       ------       ------
Federal:
Current                                                     $ 62.8       $ 43.3       $ 39.1
Deferred                                                     (25.8)        27.5         37.3
                                                            ------       ------       ------
Total federal                                                 37.0         70.8         76.4
                                                            ------       ------       ------
Foreign:
Current                                                        5.4          9.8          5.5
Deferred                                                       1.6          (.7)          --
                                                            ------       ------       ------
Total foreign                                                  7.0          9.1          5.5
                                                            ------       ------       ------
State and Local:
Current                                                       22.6         28.6         19.5
Deferred                                                     (11.8)         5.6          8.9
                                                            ------       ------       ------
Total state and local                                         10.8         34.2         28.4
                                                            ------       ------       ------
Total provision for taxes                                   $ 54.8       $114.1       $110.3
                                                            ======       ======       ======

The company has not recorded deferred income taxes applicable to undistributed earnings of foreign subsidiaries that are indefinitely reinvested in foreign operations. Undistributed earnings amounted to approximately $55 million at December 31, 1993, excluding amounts which, if remitted, generally would not result in any additional U.S. income taxes because of available foreign tax credits. If the earnings of such foreign subsidiaries were not indefinitely reinvested, a deferred tax liability of approximately $15 million would have been required.

6. EARNINGS PER COMMON SHARE

Earnings per common share and common share equivalents are based on the average number of such shares outstanding during the year. Common share equivalents consist of $1.20 preference stock, stock options and restricted performance incentive shares. The number of shares issuable upon exercise of stock options has been reduced by the number of common shares assumed to have been purchased with the proceeds from the exercise of the options. The number of restricted performance shares issued has been reduced by the number of shares assumed to have been repurchased using unearned compensation as exercise proceeds.

7. STATEMENT OF CASH FLOWS

Highly liquid investments with maturities of three months or less at the time of purchase are considered to be cash equivalents.

           A summary of the supplemental cash flows information follows:

(in thousands)                                                1993        1992           1991
- --------------                                              --------    --------        --------
Interest and income taxes paid:
Interest                                                    $ 33,767    $ 38,352        $ 48,974
                                                            --------    --------        --------
Income taxes (net of refunds)                                 78,448      78,235          56,263
                                                            --------    --------        --------
Non-cash investing and financing activities:
Liabilities assumed in conjunction
   with acquisition of businesses:
Fair value of assets acquired                                835,569*     31,034          31,967
Cash paid (net of cash acquired)                             323,913      16,742          14,854
                                                            --------    --------        --------
Liabilities assumed                                         $511,656    $ 14,292        $ 17,113
                                                            ========    ========        ========

* Net of McGraw-Hill's investment in Macmillan/McGraw-Hill School Publishing Company.

8. INVESTMENT IN ROCK-MCGRAW, INC.

Rock-McGraw owns the company's headquarters building in New York City. It is owned 45% by the company and 55% by Rockefeller Group, Inc.

           The company currently occupies a significant portion of the rentable space. The lease is for 30 years ending in the year 2002 and includes renewal options for two additional 15-year periods. The company is paying Rock-McGraw gross annual rentals of $16.0 million (including various escalation payments) for the occupied space. In addition, the company is committed for annual rentals of $18.8 million for space which it has sublet. Over the lease term, the company is recovering a portion of the rentals through its share of earnings of Rock-McGraw.

           A summary of significant financial information for Rock-McGraw follows:

(in millions)                                                      1993       1992       1991
- -------------                                                     ------     ------     ------
Revenue                                                           $ 52.4     $ 47.7     $ 51.1
                                                                  ------     ------     ------
Net income                                                           5.3        4.7        6.5
                                                                  ------     ------     ------
Depreciation expense (straight-line)                                 5.2        4.0        3.6
                                                                  ------     ------     ------
Total assets                                                       178.5      170.9      164.4
                                                                  ------     ------     ------
Mortgage payable                                                    34.8       38.5       42.2
                                                                  ------     ------     ------
Total liabilities                                                 $ 60.7     $ 58.3     $ 56.5
                                                                  ======     ======     ======

The building is financed by an 8 1/8%, 25-year mortgage repayable in quarterly installments of $.9 million plus interest with the balance of $18.3 million due at maturity in 1998.

9. DEBT

At December 31, 1993, the company had short-term borrowings of $670.8 million, of which $667.7 million represented domestic commercial paper borrowings at an average interest rate of 3.3% maturing at various dates during 1994. The commercial paper borrowings are supported by the revolving credit agreements described below, and $500 million has been classified as long-term.

           The company has several revolving credit agreements with a group of banks. One is for $500 million terminating on November 6, 1997, and the others are for $350 million terminating during 1994. Interest rates on amounts borrowed vary depending upon the source and are based on any one of the Eurodollar, Certificate of Deposit or prime rates, at the company's option. These credit agreements contain various warranties and covenants that must be complied with on a continuing basis. These agreements require a commitment fee on the unused portion of the credit line. At December 31, 1993, there were no borrowings under these agreements.

           On June 27, 1990, the company issued $250 million of 9.43% senior notes due September 1, 2000. The notes are unsecured and unsubordinated obligations of the company and are not redeemable by the company prior to the maturity date.

           At December 31, 1992, the company had short-term borrowings of $224.2 million, of which $218.5 million represented domestic commercial paper borrowings at an average interest rate of 3.4% maturing at various dates during 1993.

The commercial paper borrowings were supported by revolving credit agreements and $100 million of the commercial paper borrowings was classified as long-term.

           A summary of long-term debt at December 31 follows:

(in thousands)                                            1993             1992
- --------------                                          --------         --------
9.43% senior notes due 2000                             $250,000         $250,000
Commercial paper supported
   by bank revolving
   credit agreement                                      500,000          100,000
Other                                                      7,930            8,785
                                                        --------         --------
                                                         757,930          358,785
Less: portion included
   in other current liabilities                              363               80
                                                        --------         --------
Total long-term debt                                    $757,567         $358,705
                                                        ========         ========

The carrying amount of the company's commercial paper borrowings approximates fair value. The fair value of the company's 9.43% senior notes and other long-term debt at December 31, 1993 and 1992 totaling $257.9 million and $258.8 million, respectively, based on current borrowing rates for debt with similar terms and maturities is estimated to be $308 million and $295 million, respectively.

10. RENTAL EXPENSE AND LEASE OBLIGATIONS

Rental expense for property and equipment under all operating lease agreements was as follows:

(in millions)                                             1993           1992         1991
- -------------                                            ------         ------       ------
Gross rental expense                                     $100.3         $109.0        $107.0
Less: sublease revenue                                     22.0           23.0          28.3
                                                         ------         ------        ------
Net rental expense                                       $ 78.3         $ 86.0        $ 78.7
                                                         ======         ======        ======

The company is committed under lease arrangements covering property, computer systems and office equipment. Certain of the lease arrangements, including the lease for the company's headquarters building, contain escalation clauses covering increased costs for real estate taxes and operating services.

           Minimum rental commitments under existing noncancellable leases with a remaining term of more than one year, including the company's headquarters building referred to in Note 8, are shown in the following table. The annual rental commitments for real estate through the year 2002 have been reduced by approximately $19 million of revenue from existing noncancellable subleases.

(in millions)
- -------------
1994                                                            $ 64.5
1995                                                              54.9
1996                                                              47.8
1997                                                              40.9
1998                                                              35.7
1999 and beyond                                                  157.3
                                                                ------
Total                                                           $401.1
                                                                ======

11. CAPITAL STOCK

One hundred and fifty million shares of common stock, par value $1 per share, are authorized: 51,458,836 are issued. The $1.20 convertible preference stock, $10 par value, authorized 891,256 shares, outstanding 1,599 shares, may be converted into common stock at the option of the shareholder at the rate of one share of preference stock for 3.3 shares of common stock.

           The number of common shares issuable for the exercise of stock options was 2,054,087 at December 31, 1993, 2,312,503 at December 31, 1992 and 2,512,230 at December 31, 1991. At December 31, 1993, 20,000 common shares were reserved for issuance under the 1993 Directors' Stock Payment Plan.

           Two million shares of preferred stock, par value $1 per share are authorized; none have been issued. 600,000 shares have been reserved for issuance under a Preferred Share Purchase Rights Plan adopted by the company's Board of Directors on October 25, 1989. Under the Plan, one right for each share of common stock outstanding was granted to shareholders of record on November 6, 1989. Each right entitles shareholders to buy a 1/100th interest in a share of a series of preferred stock at an exercise price of $275 per right. The rights will not be exercisable or transferable until a party either acquires beneficial ownership of 20% or more of the company's common shares or announces a tender offer for 20% or more of the common shares. In the event the company is a party to a merger, reverse merger or other business combination, each right will entitle its holder to purchase, at the exercise price of the right, a number of shares of common stock of the surviving company having a market value of two times the exercise price of the right. The Plan also gives the Board of Directors the option to exchange one share of common stock of the company for each right (not owned by the acquirer) after an acquirer holds 20% but less than 50% of the outstanding shares of common stock. The rights are redeemable at one cent per right until a party acquires 20% or more of the company's common shares and expire November 6, 1999.

12. STOCK PLAN AWARDS

Under the 1983 Stock Option Plan, options for 1,200,000 shares of common stock may be granted at not less than fair market value at the date of grant. Both incentive stock options and non-qualified stock options may be granted. Options are generally exercisable in two equal installments after each 12 months of employment and expire within ten years. Stock appreciation rights may also be granted to any employee granted stock options. Upon the exercise of stock appreciation rights, the employee surrenders the unexercised related option and receives a cash payment equal to the excess of the fair market value at the time of exercise over the price of the related option.

           Under the 1987 Key Employee Stock Incentive Plan, awards of 2,300,000 shares of common stock may be granted. The shares may be granted as incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock awards, deferred stock, or other stock-based awards.

           Under the 1993 Key Employee Stock Incentive Plan, which was approved by the shareholders in April 1993, awards of 2,300,000 shares of common stock may be granted. The shares may be granted as incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock awards, or other stock-based awards.

           Under the 1993 Directors' Stock Payment Plan, which was approved by the shareholders in April 1993, 20,000 shares of common stock may be granted. These shares were reserved for issuance at December 31, 1993. The Plan requires that 20% of eligible Directors' annual retainer be paid in common stock beginning in 1994. Recipients of stock under this Plan are not required to provide consideration to the company other than rendering service and have the right to vote the shares and the right to receive dividends. The term of the Plan is 10 years.

           Restricted stock performance awards have been granted under the 1987 Plan. These restricted stock awards will vest only if the company achieves certain financial goals over three-year performance periods. Other restricted stock awards have total vesting periods of up to seven years with vesting beginning on the first or third anniversary of the awards. Recipients of restricted stock awards are not required to provide consideration to the company other than rendering service and have the right to vote the shares and the right to receive dividends.

           The changes in the number of common shares issuable under outstanding options, the number of shares reserved for issuance and the price range of options for 1993 were as follows:

                                                        1987 Plan       1983 Plan
                                                       ----------      ----------
Outstanding at beginning of year                         945,371         464,282
Options granted                                          273,100         148,900
Less:
Options exercised                                        219,147         123,058
Options cancelled and expired                             51,543          37,980
                                                       ---------       ---------
Outstanding at end of year                               947,781         452,144
                                                       ---------       ---------
Exercisable at end of year                               520,525         302,338
                                                       ---------       ---------
Shares of common stock reserved for
   issuance at beginning of year                       1,676,203         636,300
                                                       ---------       ---------
Shares of common stock reserved for
   issuance at end of year                             1,601,943         452,144
                                                       ---------       ---------
Price range of options outstanding                        $52.44          $37.00
  at end of year                                       to $64.19       to $67.38
                                                       ---------       ---------
Price range of options                                    $52.44          $37.00
  exercised during year                                to $64.00       to $67.38
                                                       =========       =========

A total of 98,209 restricted shares were issued in 1993 under the 1987 Plan at an average market value of $61.11 per share. In 1992, a total of 95,295 restricted shares were issued at an average market value of $57.37 per share. The awards are recorded at the market value of the shares at the time the shares are awarded. Initially, the total market value of the shares is treated as unearned compensation and is charged to expense over the respective vesting periods. For performance incentive shares, adjustments are also made to expense for changes in market value and achievement of financial goals. Unearned compensation charged to expense was $3.0 million for 1993, $3.0 million for 1992 and $2.1 million for 1991. Restricted shares outstanding at the end of the year were 271,120 shares for 1993, 357,219 shares for 1992, and 397,637 shares for 1991.

13. RETIREMENT PLANS

The company and its subsidiaries have a number of defined benefit pension plans and defined contribution plans covering substantially all employees. The company's primary pension plan is a noncontributory plan under which benefits are based on employee career employment compensation. The company also has a voluntary deferred compensation plan under which the company matches employee contributions up to certain levels of compensation and an Employee Retirement Account Plan under which the company contributes a percentage of eligible employees' compensation to the employees' accounts.

           For purposes of determining annual pension cost, prior service costs and the net asset at January 1, 1986 are being amortized straight-line over the average remaining service period of employees expected to receive benefits. The assumed return on plan assets of 9 1/2% is based on a calculated market-related value of assets, which recognizes changes in market value over five years.

           A summary of pension cost for the company's domestic defined benefit plans follows:

(in millions)                                                  1993       1992       1991
- -------------                                                --------   --------    --------
Service cost                                                 $   11.5   $   10.6    $    9.8
Interest cost                                                    25.0       21.7        20.6
Return on assets:
Actual (gain)/loss                                              (45.9)     (24.7)     (105.1)
Deferred                                                          5.9      (12.1)       71.8
                                                             --------   --------    --------
Recognized                                                      (40.0)     (36.8)      (33.3)
Amortization of net asset at 1/1/86                              (6.1)      (6.1)       (6.2)
Amortization of prior service cost                                1.1         --          --
                                                             --------   --------    --------
Net negative pension cost                                    $   (8.5)  $  (10.6)   $   (9.1)
                                                             --------   --------    --------
Assumed rates--January 1:
Discount rate (interest cost)                                   7 3/4%     7 3/4%      8 1/2%
Compensation increase factor                                    6          6           6
Return on assets                                                9 1/2      9 1/2       9 1/2
                                                             ========   ========    ========

The company also has an unfunded supplemental benefits plan to provide senior management with supplemental retirement, disability and death benefits. Supplemental retirement benefits are based on final monthly earnings. Pension cost was $2.2 million for 1993, $1.9 million for 1992, and $1.9 million for 1991. The accumulated benefit obligation as of December 31, 1993 was $14.4 million including vested benefits of $13.3 million and the projected benefit obligation was $16.8 million.

           Total retirement plans cost was $25.7 million for 1993, $19.6 million for 1992 and $19.2 million for 1991.

The funded status of the domestic defined benefit plans as of December 31 follows:

(in millions)                                             1993             1992
- -------------                                           --------         --------
Actuarial present value of pension benefits:
Vested benefits                                         $ (322.1)        $ (293.5)
Non-vested benefits                                        (14.6)           (12.7)
                                                        --------         --------
Accumulated benefit obligation                            (336.7)          (306.2)
Additional amount related to projected
   compensation increases                                  (22.9)           (20.6)
                                                        --------         --------
Projected benefit obligation                              (359.6)          (326.8)
Plan assets at market value--primarily
   listed stocks and U.S. government obligations           485.7            459.3
                                                        --------         --------
Excess of assets over projected benefit obligation         126.1            132.5
Unrecognized net asset at 1/1/86                           (16.7)           (23.0)
Unrecognized prior service cost                              8.3             11.2
Unrecognized net gain                                      (40.6)           (52.4)
                                                        --------         --------
Prepaid pension cost at December 31                      $  77.1          $  68.3
                                                        --------         --------
Assumed rates--December 31:
Discount rate                                              7 1/4%           7 3/4%
Compensation increase factor                               6                6
                                                        ========         ========

The company has several foreign pension plans which do not determine the accumulated benefits or net assets available for benefits as disclosed above. The amounts involved are not material and are therefore not included.

14. POSTRETIREMENT HEALTHCARE AND OTHER BENEFITS

The company and its domestic subsidiaries provide certain medical, dental and life insurance benefits for retired employees and eligible dependents. The medical and dental plans are contributory while the life insurance plan is noncontributory. The company currently does not fund any of these plans.

           Effective January 1, 1992, the company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions and elected to immediately recognize the transition obligation. The company recorded a charge of $109.5 million, net of income taxes of $74 million, or $2.24 per share, as the cumulative effect of a change in accounting as of the date of adoption. The change increased 1992 postretirement benefits cost by $7.3 million, net of income taxes of $5.4 million, or $.15 per share. SFAS No. 106 requires that the cost of these benefits, which are primarily for healthcare, be recognized during the employees' service period with the company. The company's previous practice was to recognize the expense for these benefits as claims or premiums were paid.

           Postretirement benefits cost was $12.6 million in 1993, $20.2 million in 1992 and $6.2 million in 1991. A summary of the components of the cost in 1993 and 1992 follows:

(in millions)                                      1993            1992
- -------------                                     ------          ------
Service cost                                      $ 2.4           $ 5.5
Interest cost                                      12.8            14.7
Prior service cost                                 (2.6)             --
                                                  -----           -----
Postretirement benefits cost                      $12.6           $20.2
                                                  =====           =====

A summary of the components of the unfunded postretirement benefit obligation as of December 31 follows:

(in millions)                                              1993         1992
- -------------                                            --------     --------
Retirees                                                 $ (111.2)    $ (123.5)
Fully eligible plan participants                            (13.4)       (26.1)
Other active plan participants                              (19.1)       (42.5)
                                                         --------     --------
Total accumulated postretirement
   benefit obligation                                      (143.7)      (192.1)
Unrecognized net gain                                       (30.1)        (4.2)
Unrecognized prior service cost                             (27.2)          --
                                                         --------     --------
Accrued postretirement benefit obligation                $ (201.0)    $ (196.3)
                                                         ========     ========

The assumed weighted average healthcare cost trend rate ranges from 12.2% in 1994 decreasing ratably to 5.5% in 2002 and remains at that level thereafter. Increasing the assumed healthcare cost trend rate by one percentage point in each future year would increase the accumulated postretirement benefit obligation at December 31, 1993 by $11.4 million and 1993 benefit expense by $1.2 million. The weighted average discount rate used to measure expense was 8% in 1993 and 1992; the rate used to measure the accumulated postretirement benefit obligation was 7.5% in 1993 and 8% in 1992.

           Effective in 1993, the company changed its healthcare plan for future retirees which contributed to a reduction in 1993 expense of $4.4 million after tax or $.09 per share. These changes reduced the accumulated postretirement benefit obligation by approximately $30 million, which is being amortized over the remaining eligibility period of the active plan participants.

15. POSTEMPLOYMENT BENEFITS

Effective January 1, 1992, the company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 112, Employers' Accounting for Postemployment Benefits, and accrued certain separation benefits and disability-related liabilities. The company recorded a charge of $15.1 million, net of income taxes of $10.2 million, or $.31 per share as the cumulative effect of a change in accounting as of the date of adoption. The adoption of SFAS No. 112 did not have a significant effect on 1993 or 1992 expense.

REPORT OF MANAGEMENT

TO THE SHAREHOLDERS OF McGRAW-HILL, INC.

The financial statements in this report were prepared by the management of McGraw-Hill, Inc., which is responsible for their integrity and objectivity.

          These statements, prepared in conformity with generally accepted accounting principles, and including amounts based on management's best estimates and judgments, present fairly McGraw-Hill's financial condition and the results of the company's operations. Other financial information given in this report is consistent with these statements.

          McGraw-Hill's management maintains a system of internal accounting controls designed to provide reasonable assurance that the financial records accurately reflect the company's operations and that the company's assets are protected against loss. Consistent with the concept of reasonable assurance, the company recognizes that the relative costs of these controls should not exceed the expected benefits in maintaining these controls. It further assures the quality of the financial records in several ways: a program of internal audits, the careful selection and training of management personnel, maintaining an organizational structure that provides an appropriate division of financial responsibilities, and communicating financial and other relevant policies throughout the corporation. The financial statements in this report have been audited by Ernst & Young, independent auditors, in accordance with generally accepted auditing standards. The independent auditors were retained to express an opinion on the financial statements, which appears in the next column.

          McGraw-Hill's Board of Directors, through its Audit Committee, composed entirely of outside directors, is responsible for reviewing and monitoring the company's financial reporting and accounting practices. The Audit Committee meets periodically with management, the company's internal auditors and the independent auditors to ensure that each group is carrying out its respective responsibilities. In addition, the independent auditors have full and free access to the Audit Committee and meet with it with no representatives from management present.

/s/ JOSEPH L. DIONNE
Joseph L. Dionne
Chairman and Chief Executive Officer

/s/ ROBERT J. BAHASH
Robert J. Bahash
Executive Vice President and Chief Financial Officer


REPORT OF INDEPENDENT AUDITORS

THE BOARD OF DIRECTORS
AND SHAREHOLDERS OF McGRAW-HILL, INC.

We have audited the accompanying consolidated balance sheets of McGraw-Hill, Inc. as of December 31, 1993 and 1992, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The 1992 and 1991 financial statements of the Macmillan/McGraw-Hill School Publishing Company (in which the company had a 50% interest in 1992 and 1991) were audited by other auditors whose report has been furnished to us; insofar as our opinion on the consolidated financial statements for those years relates to the data included for the Macmillan/McGraw-Hill School Publishing Company, it is based solely on their report.

          We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

          In our opinion, based on our audits and the report of other auditors (for the periods referred to above), the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of McGraw-Hill, Inc. at December 31, 1993 and 1992, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

          As described in Note 1 to the consolidated financial statements, in 1992 the company changed its method of accounting for income taxes, postretirement benefits other than pensions and postemployment benefits.

/s/ ERNST & YOUNG

ERNST & YOUNG

New York, New York
February 2, 1994

SUPPLEMENTAL FINANCIAL INFORMATION

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
(in thousands, except per-share items)       First quarter      Second quarter    Third quarter   Fourth quarter    Total year
- -------------------------------------------  -------------      --------------    -------------   --------------    ----------
1993
Operating revenue                               $466,947           $490,907         $554,969         $682,630       $2,195,453
Income/(loss) before taxes (Note a)               26,614             71,748         (108,804)          76,721           66,279
Net income/(loss) (Note a)                        15,250             43,177          (91,868)          44,882           11,441
Earnings per share                                  0.31               0.88            (1.87)            0.91             0.23
                                                --------           --------         --------         --------       ----------
1992
Operating revenue                               $454,808           $484,275         $532,724         $578,684       $2,050,491
Income before taxes                               21,579             64,214          103,497           77,997          267,287
Income before cumulative adjustment               12,365             36,794           59,304           44,692          153,155
Cumulative effect of changes
  in accounting (Note b)                        (124,587)                --               --               --         (124,587)
                                                --------           --------         --------         --------       ----------
Net income/(loss)                               (112,222)            36,794           59,304           44,692           28,568
Earning per share:
   Income before cumulative adjustment               .25                .75             1.22              .91             3.13
  Cumulative adjustment                            (2.55)                --               --               --            (2.55)
                                                --------           --------         --------         --------       ----------
  Net income/(loss)                                (2.30)               .75             1.22              .91              .58
                                                --------           --------         --------         --------       ----------
1991
Operating revenue                               $428,451           $456,923         $489,520         $568,118       $1,943,012
Income before taxes                               22,196             60,861           96,089           79,161          258,307
Net income                                        12,718             34,874           55,059           45,359          148,010
Earnings per share                                   .26                .71             1.13              .93             3.03
                                                ========           ========         ========         ========       ==========


(a) The third quarter of 1993 includes unusual charges related to the acquisition of the additional 50% of Macmillan/McGraw-Hill School Publishing Company of $229.8 million ($160.8 million after taxes, or $3.27 per share). See
Note 4.
(b) The first quarter 1992 cumulative adjustment is comprised of after-tax charges for changes in accounting for postretirement benefits of $109.5 million or $2.24 per share and postemployment benefits of $15.1 million or $.31 per share. See Notes 14 and 15.

HIGH AND LOW SALES PRICES OF MCGRAW-HILL COMMON STOCK ON THE NEW YORK STOCK EXCHANGE*

                             1993               1992               1991
                            ------             ------             ------

First quarter            $63 7/8-56 1/2     $63 3/8-56 1/2     $59 3/4-49 3/4
Second quarter            64 3/8-55 1/4      66 1/2-57 1/2      64 3/4-58
Third quarter             69 7/8-58 3/8      59 3/8-53          61 3/4-50 3/4
Fourth quarter            75 1/4-65 3/4      63 1/4-57 1/2      58 1/4-50 1/8
                         --------------     --------------     --------------
Year                      75 1/4-55 1/4      66 1/2-53          64 3/4-49 3/4
                         ==============     ==============     ==============

* The New York Stock Exchange is the principal market on which the company's shares are traded.



46