Form 10-K405, Exhibit 13
period 1994-12-31
MCGRAW HILL INC
filed 1995-03-28
CIK 64040

                                                                EXHIBIT 13

                                                    PAGE IN
                                                 ANNUAL REPORT
                                                ---------------
Business (Textual Material)                8 through 11, 16 through 19
                                                and 24 through 26
Management's Disussion and Analysis              28 to 33 and 36
Eleven Year Financing Review                        34 and 35
Consolidated Statement of Income                        37
Consolidated Balance Sheet                          38 and 39
Consolidated Statement of Cash Flow                     40
Consolidated Statement of Shareholders' Equity          41
Notes to Consolidated Financial Statements           42 to 48
Reports of Management                                   49
Report of Independent Auditors                          49
Supplemental Financial Information                      50


EDUCATIONAL & PROFESSIONAL PUBLISHING

While textbooks and other printed materials still dominate the educational and professional publishing markets, they are increasingly sharing the stage with new technologies and media, including CD-ROM, online and laser disk. Outside the U.S., the surging economic growth of many developing nations is spurring demand for educational and technical information products.

   The leader in many of the markets it serves, McGraw-Hill's Educational and Professional Publishing Group moved aggressively to protect and build its franchises by improving operating efficiencies, exploiting cross-company synergies and strengthening the quality of its products.


SCHOOL PUBLISHING

Whenever America's 50 million kindergarten, elementary and high school students open their textbooks, one in four of those textbooks bears the McGraw-Hill imprint. Whenever those same students take standardized tests, one in three of those tests is published by McGraw-Hill. And whenever school administrators log onto their PC-based administrative systems, one in five of those systems uses McGraw-Hill software products.

   School Publishing is the nation's largest school textbook, test and administrative software publisher. In a market estimated at $2.5 billion in sales in 1994, the company ranks first in both elementary and high school publishing, with the broadest range of products.

SCHOOL PUBLISHING OPERATION CONTINUES INTEGRATION

School Publishing took a number of steps in 1994 to strengthen its market position. Chief among these was implementing plans to consolidate its operations with McGraw-Hill's book publishing units following McGraw-Hill's attaining full ownership of the former Macmillian/McGraw-Hill School Publishing Company in October 1993.

   The integration focuses on all aspects of distribution and accounting operations. Four distribution centers are being consolidated into two, where state-of-the-art systems will reduce the cycle time and increase the productivity of handling, fulfilling and shipping operations. Accounting functions were moved to a single site. In addition to cutting costs, the integration will improve customer service by speeding the delivery of orders.


CAPTURING GROWTH OPPORTUNITIES

As School Publishing took steps to control expenses, it also looked to build sales. This business scored considerable success in 1994 with textbook adoptions in Indiana, Texas, Tennessee and South Carolina. Its market leadership, broad range of product offerings and increased efficiency will pay additional dividends in coming years, when school purchases are expected to increase by more than 10% annually over 1994 levels. This includes purchases by large state school systems, such as those in Texas, California and Florida, in disciplines where McGraw-Hill is particularly strong.

   In addition to textbooks, there is a growing demand for multimedia educational tools. While school spending on instructional materials is expected to stay relatively constant on a per capita basis, paralleling the expected 2% annual increase in school enrollment, the way those dollars are spent is changing. For example, the number of CD-ROM drives in classrooms today is growing by 500,000 every year.

   Today, the market for stand-alone software that can be used in school as well as at home is growing by over 20% per year, and is expected to reach $360 million in annual retail sales within the next few years. School Publishing plans to focus more directly on capturing this market, which is now dominated by software companies.


MORE MULTIMEDIA EDUCATION PRODUCTS INTRODUCED

McGraw-Hill is capitalizing on the growing demand for multimedia learning products. The company now produces such products in most high school subjects. In 1994, it furthered its leadership by producing and marketing several innovative offerings, including The Multimedia Literature program for grades 3 to 6. Developed in 1994 and introduced in early 1995, the CD-ROM product extends the A New View reading program to involve students and teachers in an interactive learning environment. Multimedia Literature integrates technology and textbook curricula, but it can also be used on a stand-alone basis in schools and homes.

   Another example of this trend is a program with ABC News Interactive that combines School Publishing's leadership with ABC News' video programming expertise. The venture involves producing multimedia programs which include original and archival ABC News video and graphics, coupled with McGraw-Hill's text, teacher guides, class activities and teacher resource material.

TESTING AND SUPPLEMENTARY EDUCATION PRODUCTS EXPANDED

CTB/McGraw-Hill, which produces one-third of the nation's standardized education tests, is responding to changes in the testing market. The Goals 2000 legislation and numerous state initiatives to raise academic standards have created demand for new kinds of assessment instruments. CTB is developing new tests in print and electronic forms that will enable schools to measure student achievement in a changing academic environment.

   SRA/McGraw-Hill, which publishes supplementary elementary and secondary school instruction materials, focused intently on broadening its product base in 1994. A number of products are currently under development, including early childhood, reading, science and math materials, as well as several multimedia, CD-ROM learning products.


PROFESSIONAL PUBLISHING

In addition to its leading position in the U. S. school market, McGraw-Hill also leads in serving educational and professional audiences throughout the world. Through its Professional Publishing Group, McGraw-Hill serves a global community in business, medicine, engineering, science and computing. The group is also responsible for the development of the school and college markets in Asia, Latin America, Europe and Canada.


SERVING THE GLOBAL NEED FOR KNOWLEDGE

To effectively serve its broad customer base, McGraw-Hill has developed a global network of 23 publishing centers providing products in l6 languages. With its long history in the emerging markets of Asia and Latin America, the company has achieved prominence unequalled by other publishers.

   The combination of expanding economic development, strong demographics and educational investment in these markets represents excellent long-term opportunities for McGraw-Hill. The company is already recognized as one of the largest college publishers in the Spanish language, the largest Spanish-language medical publisher, the leading computer publisher in Spanish through its affiliation with Microsoft Press and a very significant force in school and vocational publishing throughout Latin America and Spain. McGraw-Hill is providing its products in several Asian languages, most notably Mandarin Chinese and Thai.


LEVERAGING NEW TECHNOLOGIES

McGraw-Hill, well known as a leader in professional information, is at the forefront of employing new technologies to better serve customers. In 1994, it became the first major publisher to make its full catalog available on the Internet. It also utilized a variety of online services to both market and distribute its products. This area has produced hundreds of book computer disk packages. Also in 1994, McGraw-Hill's Multimedia Encyclopedia of Science and Technology was released in conjunction with the Science Navigator on CD-ROM. This group also released the DRI/McGraw-Hill Encyclopedia of World Economics on CD-ROM. In addition to its electronic products, the Osborne/ McGraw-Hill unit published the year's leading references to the Internet. McGraw-Hill is recognized as a leading publisher in computer and communications technology.


COLLEGE PUBLISHING

1994 was a year of restructuring for the College division. The group revamped its management and marketing operations and its product list. Staff was cut 8% and suppliers were consolidated.

   The division--which is the U.S.'s third largest college publisher--is focused on finding new ways to grow the business.

   The sales force was expanded by over 22% in 1994, and a new editorial direction focused on specific college disciplines was installed across the board.

   As it moves forward, College faces increasing change in the market it serves. While college enrollments are flat, sales of college educational material are projected to grow by about 4% per year. The mix of spending on instructional materials is changing. Students are buying fewer texts and the use of alternative instructional packages is increasing.

   College's strategy is to concentrate its resources in areas where it can achieve or hold market leadership. Currently, it ranks first in publishing college foreign-language programs, and its accounting and economic texts sold well during the year. The division is actively exploring arrangements that would allow it to strengthen some product lines and replace weaker ones.

   The College division is already a significant player in the field of custom-publishing, a fast-growing part of the industry that directly responds to changing market demands. Texts created from its Primis database (an online collection of information from which educators can "build" electronically their own customized course materials), are now used on over 1,000 college campuses. In 1994, Primis and the division's traditional custom-publishing operation were combined to enhance efforts in this area.


LEGAL PUBLISHING

To protect its traditional franchise and broaden its sources of revenue, Shepard's legal-publishing operation strengthened its core product line in 1994, developing new products aimed at specific segments of the market.

   One of its major achievements was updating and releasing the 24-volume United States Citations, which contains legal citations that trace the history of court decisions at the federal level. As with an increasing number of Shepard's offerings, the new edition was also produced in a CD-ROM format.

   Shepard's continued to expand into primary law publishing (which involves compiling and producing the actual laws rather than citations, court cases and other supporting information). It produced Desktop Codes, a series of volumes on family law in California; this electronic product has a potential market of 14,000 lawyers in the nation's largest state. Similar efforts are under way for other highly populated states.

FINANCIAL SERVICES

The collapse of barriers to the worldwide flow of information, greater access to technology, the globalization of capital markets and the rise of new financing and investment vehicles provide significant opportunities for McGraw-Hill's financial services businesses. In 1994, despite difficult equity and bond markets, these businesses performed well. This was accomplished by diversification and by strengthening and expanding products and services into domestic and international markets.


FINANCIAL INFORMATION SERVICES GROUP

The Financial Information Services Group ("FISG") began 1994 as a newly formed organization that combined under one roof nine separate units. By year-end, the Group was reorganized away from its "vertical" product-line orientation into a single cohesive business with four principal operating areas: Equity Services, which includes S&P equities research, index products and price information, S&P Compustat corporate financial data and the S&P Securities soft-dollar brokerage unit; Financial Data Services, which provides real-time news and price information on global equity, debt, currency and commodity markets; Municipal Securities Services, which combines J.J. Kenny municipal securities print and online pricing, news, interdealer brokerage, information and evaluation services; and DRI/McGraw-Hill, the global economic advisory, forecasting and consulting service.

   With revenues and profits growing in 1994, FISG's strategy for the future is to leverage its strengths and resources in providing information to capital market participants. That information covers virtually all types of financial instruments (including U.S. treasury, corporate and municipal debt, equities, mutual funds and unit investment trusts, indices, commodities and foreign exchange) in a variety of markets (North and South America, Europe and Asia), via different formats (real-time and online electronic delivery, print publications, multimedia).


GROWTH THROUGH OPEN DISTRIBUTION OF INFORMATION

As part of this strategy, FISG moved toward open distribution of its information to the finanical markets. Prior to 1994, certain FISG information was not distributed on a broad basis through information vendor's "screens," which are computer terminals used by financial industry participants to monitor or research market conditions for trading and investment activities. By implementing an open distribution strategy, whereby agreements with all the major financial information vendors are being signed, FISG has increased the universe to which it can distribute information and analysis to over 300,000 screens.


NEW PRODUCTS FILL NEW MARKET NEEDS

The development of new applications that build on existing strengths also contributed to FISG's growth in 1994. One example is the launch of the S&P SmallCap 600 Index, a product that serves as a benchmark for the performance of the fast-growing small capitalization equity market. The new index product leverages S&P's reputation in the equity markets and complements the broad array of S&P indices that represent the overall equity market. The products are licensed to securities and futures exchanges, and the Group receives a royalty when futures or options based on them trade.

   Just as FISG's strategic focus helped it to marshal the expertise and resources to develop and introduce new products and services, it also brought greater operating efficiencies and cost savings. Staff was reduced in several areas, as redundant operations were eliminated. Nowhere was the drive to improve efficiency more notable than at DRI/ McGraw-Hill, which was downsized and refocused.

   FISG's business development strategy and efforts come at a time when it faces significant growth opportunities in many of the markets it serves. The globalization of capital markets is increasing the demand for accurate, up-to-the-minute information and analysis on a broadening array of instruments, asset classes and companies.


CONTINUED STRONG INTERNATIONAL GROWTH

With international sales contributing 20% of revenue, FISG is already active in overseas markets. The Group, however, moved in 1994 to expand and solidify its international products and services.

   For example, the CUSIP Service Bureau, administered by S&P under a long-term contract with the American Bankers Association, expanded ties with the official identifier for Mexican stocks and bonds. MMS International, the Group's real-time global information and analysis service for debt, currency and equity markets, launched a Latin American service during the year. This reflects the reintegration of many Latin American countries and companies into the global capital markets, and their desire to raise funds to finance business and operating activities.

   Asia is an area of prime potential, and several FISG units expanded and strengthened their activities in the region. MMS International announced plans to open an office in Shanghai, its first in mainland China, which complements its existing Asian operations in Tokyo, Hong Kong and Singapore. In Japan, it launched a Japanese-language product which provides subscribers with next-day translations of North American and European market activity on their screens. Platt's, FISG's round-the-clock commodity information service, introduced Chinawire, the first daily publication, fax and telex service covering that country's expanding energy market. Another market trend from which FISG benefits is the move toward managed assets. The increase in mutual funds, separate accounts, unit trusts and other managed assets has been dramatic over the past decade. As this industry has grown, however, the competitive, regulatory and administrative burdens that asset management companies face have also increased. Thus, many such companies are looking to outsource their information and evaluation services to independent organizations. FISG's Kenny S&P Evaluation Service is clearly the leader in providing pricing services for tax-exempt and taxable securities, and its business has grown substantially over the last three years.


S&P RATINGS GROUP

S&P Ratings' solid growth in the international and structured finance ratings business, plus its increasingly successful diversification strategy, helped it to offset a weak new issue market for corporate and municipal debt in 1994--a year in which such debt financings declined by 35%.

   Rating U.S. debt issues remains S&P's core business. As it now rates very close to the entire domestic corporate and municipal bond markets, S&P's further growth in the field is dependent on cyclical economic factors, chiefly the level of interest rates. During periods of low interest rates, financing (and rating) activity booms; during periods of rising rates--such as in 1994--financing activity declines.

   To diversify and grow its revenue sources, and to create recurring revenue streams through annual fee-based services, S&P Ratings has moved into areas where it can leverage its outstanding reputation in the industry and its long-standing expertise in analyzing and evaluating risk. Over the last several years, the group has broadened its international activities, introduced product extensions of existing services and developed and marketed new risk-evaluation services.


S&P DECENTRALIZES TO BOLSTER INTERNATIONAL GROWTH

The demand for capital by governments and companies in developing markets continues to increase. Many of these debt issuers, however, are not well-known in the major financial centers. As S&P Ratings helps to increase the universe of funds available to invest in debt financings, demand for ratings by cross-border issuers continues to grow. In 1994, for example, the group rated the newly issued debt of Uruguay, Slovakia and Malta. Sovereign debt ratings are key leading indicators of the potential for their countries' private sector financing activities in the international capital markets.

   To capture this international business potential, S&P is decentralizing its ratings operations, following the concept that analytical services are best performed as close as possible to the countries and companies being rated. This increases S&P Ratings analysts' understanding of local market and business developments, as well as of the performance and financial condition of rated entities. It also facilitates business development by enhancing S&P's image among potential customers.

   S&P Ratings continued with its globalization and decentralization strategy in 1994, opening its 10th international office, in Hong Kong. S&P Ratings' international network now numbers over 200 staff in Frankfurt, London, Madrid, Stockholm, Mexico City, Toronto, Tokyo, Melbourne, Paris and Hong Kong.


NEW MARKETS FOR RATINGS SERVICES

While corporate and municipal bond offerings were at low levels, other ratings areas experienced dynamic growth in 1994. Ratings of structured financings increased sharply during the year, reflecting a 20% increase in new issue volume in that asset class.

   Ratings of derivatives products companies also increased during the year. While the derivatives industry has weathered some highly publicized and controversial developments, clients' demands for and uses of these innovative financial instruments continue to multiply. In response, the number of financial institutions engaged in trading derivatives has increased; many institutions have created separately capitalized, stand-alone subsidiaries through which their derivatives activities are conducted. The credit quality of these companies is often a source of competitive advantage (or disadvantage) in the marketplace, and the ratings of derivatives products companies fill an increasingly important market need. In a related move, S&P Ratings provided counterparty risk ratings for some 400 companies engaged in securities trading activities as principals or brokers.

   Providing expanded risk evaluations for bond funds was another key area of growth in 1994. Underlying this growth is the increase in managed assets (as opposed to individual holdings of securities), and the increased volatility of those assets. For example, S&P now alerts investors in bond funds, exotic/hybrid securities and derivatives by adding an `r' symbol (for market risk) following its well-known credit rating symbols.

   Corporate credit ratings (which involve evaluating companies, many of them non-U.S., that do not have debt outstanding, but are interested in benchmarking themselves) was a new area of growth for S&P Ratings in 1994.

   Outside the capital markets area, S&P Ratings expanded its risk evaluations of the claims-paying-ability (CPA) of insurance companies. In only a few years, S&P has provided CPAs for one-third of its target market of 1,200 U.S. insurers and 450 non-U.S. insurers.

INFORMATION AND MEDIA SERVICES

In 1994, increased advertising expenditures helped pull the magazine industry out of a several years-long slump. In this improving environment. McGraw-Hill's Information and Media Services businesses continued to focus sharply on improving their editorial products, introducing new products and controlling expenses. Broadcasting and international trade information businesses recorded exceptional growth in 1994.

BUSINESS WEEK

Business Week celebrated its 65th anniversary in 1994 with a tribute from its industry peers: it was awarded the National Magazine Award for General Excellence, the highest honor a magazine can win. The publication's editorial excellence has helped make it a global leader, with worldwide circulation of over 1 million, and a readership of over 6.7 million per week.

   To advance this leadership, the magazine implemented several changes: new features were added, international news coverage was expanded, special issues were published and its design and logo were updated. Business Week also significantly strenthened its business side, bolstering its strategic planning, business development, marketing, circulation and research areas.

   Business Week's ad pages improved modestly in 1994, with a 4% increase overall, but outperformed the magazine industry as a whole.

   The sluggish advertising environment over the past few years has served as a powerful impetus to identify new growth opportunities. An immediate priority is to increase circulation outside the U.S. Non-U.S. circulation now accounts for 12% of total subscriptions and is targeted for 10% annual growth in the next few years.

   To increase Business Week's appeal to international readers, the international edition has been refocused with 50% of its editorial product now customized for non-U.S. readers. To expand its presence in Asia, Business Week again sponsored an executive conference for Asian CEOs in Taiwan. The Taipei conference is one of many hosted by Business Week every year: one is held in Europe and another in South America, in addition to a series in the U.S.

   Capitalizing on the information revolution on which it regularly reports, in 1994 Business Week launched McGraw-Hill's first interactive consumer online product through the American Online network. Business Week Online includes the entire editorial content of both the U.S. and international publications; it also features regular electronic conferences with the magazine's editors and staff.

PUBLICATION SERVICES

In 1994, Publications Services' focus on reinvigorating and broadening the scope of its strong franchises in selected markets paid off. The business serves over 1 million subscribers in the computer and communications, aviation, plastics, chemicals, energy and healthcare markets worldwide.

   To realize its goal of being the leading provider of information, education and marketing services to its target markets, Publication Services is increasing database-driven information products and services which capitalize on the well-known brand names of its advertising-driven magazines and services. The central elements of the strategy are global expansion and continuous development of new products and services which are delivered in the customers' chosen format.

   A few examples illustrate Publication Services' new focus. Aviation Week (in partnership with McGraw-Hill's SRA unit) produced Liftoff!, a multimedia educational series, which included a television program that aired on the Arts and Entertainment Network. A number of Publication Services businesses organized industry conferences and exhibitions worldwide. Healthcare publications expanded their sponsored newsletters.

   Publication Services also continued its international growth in 1994 with the expansion of its editorial and testing licensing agreements. BYTE, for example, is now published in 14 languages in 144 countries, following the launch of Arabic- and Bulgarian-language editions.


CONSTRUCTION INFORMATION

Just as Publication Services is changing the way it delivers information to the markets it serves, so too is McGraw-Hill's Construction Information Group. CIG is the market leader in providing construction information to architects, engineers, contractors, developers, building product manufacturers, governments and trade associations.

   The construction market is slowly recovering after a several-year downturn, which should bode well for CIG. CIG is developing new ways to deliver information and enhance its customers' ability to access that information. One example is its F.W. Dodge business, which delivers detailed information on over 500,000 construction projects to more than 50,000 customers per year. Several years ago, Dodge began providing this information electronically and demand for the online service grew dramatically in 1994. To foster continued growth in electronic usage, Dodge is introducing several online product enhancements in 1995 that will make it easier for customers to access its information on a more targeted basis.

   CIG's second business, Sweet's, is also shifting towards multiple means of distributing data. The leader in its field, Sweet's produces annual catalogs, containing product information from over 2,000 building product manufacturers, for distribution via mail to over 100,000 potential customers. The business introduced a CD-ROM version of its product, called SweetSource, in 1993, and during 1994 succeeded in attracting advertisers who had never before advertised in the print version.

   CIG's remaining operation includes Architectural Record, Engineering News-Record and 15 regional and local publications. These editorial products were strategically refocused in 1994. Production and distribution operations were consolidated, and an electronic database of editorial products was created. The unit also sought to tap into growing international demand for construction information. In 1994 it launched Construccion del Norte in Mexico, one of the leading publications in its market.


BROADCASTING

McGraw-Hill's television stations in Denver, Indianapolis, San Diego and Bakersfield, California, benefited in 1994 from the general rebound in the broadcast industry's advertising sales--fueled by increases in political and automotive advertising. The stations also worked to strengthen their strong positioning in the local markets they serve.

   In Denver, for example, McGraw-Hill's KMGH-TV station will switch its affiliation to the ABC network. This change will allow KMGH to capitalize on ABC's programming, which complements the demographic characteristics of the Denver market. The company's stations in San Diego and Indianapolis extended their affiliate agreements with ABC.


TOWER GROUP INTERNATIONAL

Tower Group, the leading provider of such international trade logistics management services as customs brokerage and freight forwarding, continued to expand in 1994.

   International trade continues to increase, with exports from and imports to the U.S. growing at over 6% annually. As trade increases, more companies appreciate the efficiency and value of outside service providers, who are expected to triple their share of this trade by the year 2000.

   To capitalize on this growth, Tower Group initiated a number of changes during 1994. It signed an exclusive agreement with Hong Kong-based TransGlobal Logistics for international freight forwarding services in China, the Far East and India. It also purchased TransGlobal's offices in New York, Miami, Chicago, Los Angeles and San Francisco. Tower Group also signed an exclusive agreement with TradeRef, a Canadian software designer, to market its leading tariff and trade information program in North America.

Tower Group enhanced several key products, including TowerNet, the PC-based import management software program for trade shipments.

FINANCIAL REVIEW AND ANALYSIS


OPERATING RESULTS

CONSOLIDATED REVIEW

(in millions)                           1994         1993         1992
- ----------------------------------------------------------------------
Operating Revenue                   $2,760.9     $2,195.5     $2,050.5
% Increase                              25.8          7.1          5.5
- ----------------------------------------------------------------------
Operating Profit                    $  451.3     $  352.6      $ 344.3
% Increase                              28.0          2.4         10.3
- ----------------------------------------------------------------------
% Operating Margin                        16           16           17
- ----------------------------------------------------------------------
Share of Profit of Macmillan/
   McGraw-Hill Joint Venture (a)          --     $   28.4      $  11.3
- ----------------------------------------------------------------------
Income before Taxes                 $  345.4     $   66.3(b)   $ 267.3
- ----------------------------------------------------------------------
Income before Cumulative
   Adjustment                       $  203.1     $   11.4      $ 153.2
- ----------------------------------------------------------------------
Cumulative Effect on Prior
   Years of Changes in
   Accounting                             --           --      $(124.6)
- ----------------------------------------------------------------------
Net Income                          $  203.1     $   11.4(b)   $  28.6
======================================================================

(a) Represents McGraw-Hill's 50% share of profits through September 30, 1993. Macmillan/McGraw-Hill School Publishing Company is consolidated in McGraw-Hill's 1993 fourth quarter and 1994 full year results reflecting McGraw-Hill's 100% ownership.
(b) 1993 income before taxes and net income include unusual charges of $229.8 million ($160.8 million net of tax benefits) related to McGraw-Hill's acquisition of its partner's 50% interest in the Macmillan/McGraw-Hill School Publishing Company.


REVENUE AND EARNINGS

Operating revenue in 1994 grew to $2,760.9 million, an increase of 25.8%. Net income was $203.1 million, or $4.10 per share, as compared to $11.4 million, or 23 cents per share in 1993, after unusual charges of $229.8 million ($160.8 million after taxes or $3.27 per share). Excluding last year's unusual charges, 1994 net income and earnings per share increased 17.9% and 17.1%, respectively. In 1993, operating revenue increased 7.1% while income, excluding unusual charges and before 1992's cumulative adjustment of $153.2 million or $3.13 per share, increased 12.5%. In 1992, net income after the cumulative adjustment was $28.6 million, or 58 cents per share.

     McGraw-Hill completed the purchase of the 50% interest in the Macmillan/McGraw-Hill School Publishing Company owned by Macmillan for $337.5 million on October 4, 1993. The company now owns 100% of Macmillan/McGraw-Hill and it is included in McGraw-Hill's operations from the date of acquisition. McGraw-Hill's 1994 results reflect the first full year of its 100% ownership in the former joint venture. 1994 revenues for School Publishing were $538 million. The former joint venture is consolidated in McGraw-Hill's results as the School Publishing market focus group in the Educational and Professional Publishing segment. McGraw-Hill's 50% share of the Macmillan/McGraw-Hill School Publishing Company's profits for 1993 includes only the first three quarters prior to full ownership. The inclusion of School Publishing in McGraw-Hill's consolidated results in 1993's fourth quarter increased revenues for the company by $90.7 million or 4.4%. Due to the seasonal nature of School Publishing's business, 1993 fourth quarter income was negatively impacted by an incremental 8 cents per share due to the 100% ownership.

     In connection with the acquisition of Macmillan/McGraw-Hill, the company recorded unusual charges of $229.8 million ($160.8 million net of tax benefits). The charges consisted of $199.8 million to adjust the company's original investment to values established in the purchase transaction and were allocated primarily to goodwill and intangibles. In addition, the company recorded a provision of $30 million related to the consolidation of certain functions of Macmillan/McGraw-Hill and the company's book publishing operations. This consolidation should be completed by mid-1995 and is expected to generate annual savings of more than $10 million. The savings realized in 1994 were not significant as consolidation efforts were underway.

     The company's 1992 earnings were impacted by the adoption of Statement of Financial Accounting Standards (SFAS) No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions, which covers primarily healthcare and life insurance benefits, and SFAS No. 112, Employers' Accounting for Postemployment Benefits. The company recorded a charge for the cumulative effect on prior years of these changes of $124.6 million (net of tax benefits of $84.2 million) or $2.55 per share. The cumulative adjustment reduced 1992 net income to $28.6 million or 58 cents per share. The company also adopted SFAS No. 109, Accounting for Income Taxes, in 1992 but its implementation did not have a significant impact on earnings except as it relates to the recognition of tax benefits on postretirement and postemployment obligations.

     Income as a percent of revenue was 7.4% in 1994, slightly below the 1993 ratio of 7.8% before unusual charges. Return on average shareholders' equity was 23.4% in 1994; 1993 return on average shareholders' equity was 1.3% due to the unusual charges.

     Operating revenue increased $565.4 million in 1994, $459.4 million of which represents the inclusion of School Publishing for the first nine months of 1994. The remaining increase reflects expansion in international publishing, financial services and broadcasting. Operating profit for the three segments increased 28.0% in 1994, with Educational and Professional Publishing increasing $76.4 million, or 154.7%.

                                                                          28  29


Operating profit for this segment, excluding School Publishing, declined 6% due mainly to the shutdown of the Canadian legal information business, and competitive pressures in the home-study market. Financial Services' operating profit improved 8.1% and Information and Media Services posted an increase of 5.9%. Financial Services' performance reflects another record year in revenue by Standard & Poor's Ratings Group, with a slight decline in profits reflecting planned investments in new products and services and continued global expansion. The Financial Information Services Group contributed solid revenue growth and significant gains in operating profit. Revenue and profits improved at Information and Media Services, led by Broadcasting, with gains at Tower Group International and the computers and communications unit of Publication Services, offset by a decline in the Construction Information Group.

     In 1993, operating revenue increased $145 million, $90.7 million of which was due to the inclusion of School Publishing for the fourth quarter. Operating profit for the three segments increased 2.4% in 1993, with Financial Services posting a gain of 19.3%. Information and Media Services posted a decline of 9.6% and Educational and Professional Publishing declined 21.2%. Excluding the fourth quarter loss for School Publishing, operating profit for Educational and Professional Publishing was flat compared to 1992. Financial Services' performance reflected another record year by Standard & Poor's Ratings Group due to the strong new issue market, expansion abroad and the introduction of new products and services. The Financial Information Services Group also contributed solid gains. In the Educational and Professional Publishing segment, continued growth in Spanish language international markets and gains at Shepard's produced revenue growth of 1.6%. Continued softness in the College business reduced profits for the segment. Revenue and profit declines in Information and Media Services reflected soft advertising markets in the first half that began to rebound later in the year and continued weakness in the construction information markets.


EXPENSES

Operating expenses in 1994 increased $230.4 million or 21.8% largely reflecting the inclusion of School Publishing expenses for the entire year as compared to only the fourth quarter in 1993. Excluding School Publishing for the first nine months of the year, the company's operating expenses increased 7.8% reflecting volume increases in some market focus groups and modest inflationary increases in key expense categories, such as compensation. In 1994, combined printing, binding, paper and distribution prices decreased over 2%. This was due primarily to successful negotiations with printing, paper, and distribution suppliers, aided in part by the increased leverage gained through the acquisition of the Macmillan/McGraw-Hill School Publishing Company. Selling and general expenses increased $161.7 million or 22.9%. Most of this increase was due to the inclusion of School Publishing for the first nine months of 1994. A significant portion of both operating and selling and general expenses is compensation, which increased approximately 20% to $761.5 million, largely reflecting the inclusion of School Publishing for the first nine months of the year. The effect of merit increases on 1994 compensation cost was approximately 4.3%. Depreciation and amortization expense, including amortization of goodwill, intangible assets and prepublication costs, increased $90.4 million, or 64.8% in 1994. This increase is almost entirely due to the amortization of goodwill and intangible assets and prepublication costs for School Publishing for the first nine months of 1994. The ratio of operating, selling and general, and amortization and depreciation expenses to total revenue in 1994 was 86.4% compared to 86.7% in 1993. In 1995, negotiations with printing, paper, and distribution suppliers will help to lessen the impact of rising postal and paper prices on McGraw-Hill. Despite significant postal and paper increases, overall manufacturing costs should be held to an increase of approximately 8%. Compensation costs are expected to be up slightly over 4% as a result of merit increases.


INTEREST EXPENSE

Net interest expense in 1994 was $51.7 million compared to $36.3 million in 1993, an increase of $15.4 million due to the full year impact of the 1993 borrowings to finance the acquisition of the additional 50% of the Macmillan/McGraw-Hill School Publishing Company and increases in interest rates on commercial paper borrowings, partially offset by reduced borrowing levels from the beginning of 1994. The average commercial paper rate was 4.2% in 1994 and 3.3% in 1993 reflecting the increasing rates in 1994, ending the year at approximately 5.9%. In 1993, net interest expense decreased $1.3 million because of the decline in interest rates on commercial paper borrowings partially offset by increased fourth quarter borrowings for the Macmillan/McGraw-Hill School Publishing acquisition.


PROVISION FOR INCOME TAXES

The provision for taxes as a percent of income before taxes was 41.2% in 1994 compared to 41.8% in 1993, excluding the impact of the unusual charges and related tax benefits of $69 million. The reduction in the rate reflects the impact on the state tax rate of the integration of the operations of the former Macmillan/McGraw-Hill School Publishing Company.

FINANCIAL REVIEW AND ANALYSIS


SEGMENT REVIEW

EDUCATIONAL AND PROFESSIONAL
PUBLISHING

(in millions)                        1994        1993      1992
- ---------------------------------------------------------------
Operating Revenue                $1,162.2      $667.5    $567.4
% Increase                           74.1        17.6       6.6
- ---------------------------------------------------------------
Operating Profit                 $  125.8      $ 49.4    $ 62.7
% Increase/(Decrease)               154.7       (21.2)     28.2
- ---------------------------------------------------------------
% Operating Margin                     11           7        11
===============================================================

The Educational and Professional Publishing segment consists of four market focus groups: Professional Publishing (including International Publishing, Continuing Education Center, Professional Book and Medical Publishing), College, Legal Information and School Publishing. School Publishing is included in the segment results beginning in the fourth quarter of 1993, when McGraw-Hill acquired 100% ownership.

     The Educational and Professional Publishing segment revenue increased $494.7 million, or 74.1%, in 1994. $459.4 million of the increase represents the inclusion of School Publishing for the entire year as opposed to only the fourth quarter in 1993. In 1993, revenue increased 17.6%; the increase was 1.6% without the inclusion of School Publishing revenue of $90.7 million in the fourth quarter. 1994 operating profit more than doubled to $125.8 million reflecting the inclusion of School Publishing for the entire year and improvement in College. 1993 operating profit declined 21.2% due to the impact of School Publishing's fourth quarter loss of $13.8 million, a traditional loss quarter for school publishers. 1993 operating profits increased 0.7% excluding the impact of School Publishing.

     The Professional Publishing Group accounts for 33% of 1994 segment revenues. For 1994, Professional Publishing achieved a 10% increase in revenue, but profits declined primarily due to the company's $3.7 million share of a write-down by its Canadian subsidiary, McGraw-Hill Ryerson, for discontinuing CanCite, a legal information service providing citations and case law in Canada. Excluding the CanCite write-down and the Group's loss from its small discontinued Japanese operation, the International Publishing unit again posted increases in revenue and profits due primarily to the performance of the Asia Pacific and Ibero-America sectors as a result of the aggressive pursuit of regional growth opportunities. The Medical Publishing unit achieved revenue and profit growth aided by the release of the English version of the 13th edition of "Harrison's Principles of Internal Medicine" and continued focus on operational efficiencies. The McGraw-Hill Continuing Education Center revenue remained flat with last year, while profits decreased largely due to increased costs in obtaining and maintaining customers.

     In 1995, overall market conditions should improve slightly for the Professional Publishing Group as the world's economic situation continues to improve. The Asia Pacific sector is strategically positioned to take advantage of the growth opportunities in that region. However, the devaluation and volatility of the Mexican peso and its impact throughout Latin America, which had no significant impact on 1994 operating results, will slow growth in the Ibero-America sector in 1995. In 1993, Professional Publishing revenues were flat with the prior year despite the adverse impact of recession, economic sluggishness and currency devaluation in several major markets. Operating profits improved from international publishing, particularly Ibero-America, and domestic professional book operations offset by a decline in home-study operations.

     The College Group accounts for approximately 12% of 1994 segment revenues. In 1994 College revenues increased 2.4% over 1993, exceeding the industry performance of 1.5% as reported by the American Association of Publishers. The sales improvement was largely driven by double-digit growth in Primis Custom Publishing, and strong performances in economics and foreign language. Double-digit profit improvement resulted from the favorable sales performance and expense reductions. Market conditions will remain largely unchanged in 1995 as flat enrollments, used books, and student price sensitivity minimize sales growth potential. Despite these conditions, College is looking to continue to improve operating performance in 1995 through continued growth by Primis Custom Publishing, a larger 1995 front list, and an increase in the sales force. In addition, 1995 will reflect the full year impact of 1994 expense reductions. For 1993, College revenues were flat reflecting a weaker than expected front list performance and operating profits were lower primarily as a result of higher prepublication costs.

     The Legal Information Group (Shepard's) accounts for approximately 9% of 1994 segment revenues. Shepard's revenues grew significantly as a direct result of the publication of its single largest citation revision, the United States Citations; the continued strong performance of existing and new citator CD-ROM products; and the ongoing growth from new primary law topical code products first published in 1993. Overall profits grew at a rate less than revenue as Shepard's continues to invest in new product development and new sales initiatives within both its Citation and Topical Business Units. Shepard's projects an increase in overall legal industry information spending over the next three years. The market is in a state of

                                                                          30  31

transition from print to electronic-based research products and Shepard's has been accelerating its new product development efforts particularly towards technology-based products. These factors, and operating expense controls, should produce growth at Shepard's in 1995. In 1993, Shepard's revenue grew significantly as a direct result of the publication of five new major citator revisions while profits grew at a rate less than revenue due to certain one-time costs reflecting the growth of the topical publishing business.

   The School Publishing Group is comprised of five divisions: School, publisher of textbooks and instructional materials for elementary (grades K-8) schools; Glencoe, secondary school (grades 7-12) and postsecondary publisher; California Testing Bureau (CTB), producer of publications and provider of scoring for standardized achievement tests, customized testing and specialized educational software products; McGraw-Hill School Systems, provider of school administrative systems; and Science Research Associates (SRA), developer of supplementary elementary and secondary instructional materials.

   School Publishing was included in 1993 segment results only for the fourth quarter due to the acquisition of the Macmillan/McGraw-Hill School Publishing Company on October 4, 1993. 1994 segment results reflect the first full year of McGraw-Hill's 100% ownership of the former joint venture. School Publishing accounts for 46% of 1994 segment revenues. School Publishing had a 13% reduction in revenue in 1994 compared to the full year 1993 due to the off-year in the elementary and secondary adoption cycles. In those states with adoptions, both School and Glencoe performed well. The most notable adoptions were for School's music and Glencoe's math programs. In 1994, School Publishing maintained its position as the largest U.S. school publisher. School Publishing had a full year increase in operating profit due to cost reduction measures, including reduced goodwill amortization resulting from last year's unusual charges and consolidation efforts begun in 1992. In 1995, the state adoption cycle improves. The Texas music (School) and early childhood (SRA) adoptions are significant as well as the various high school mathematics (Glencoe) adoptions. Overall, the industry anticipates a double-digit increase in revenue. The adoption cycle will hit another peak in 1997. In 1995, School Publishing will benefit from cost savings realized from the consolidation of certain functions with the company's other book publishing operations.

   For the full year 1993, Macmillan/McGraw-Hill revenue grew 22.3% to $617.4 million. Operating profit increased 48.0% to $54.6 million. The revenue growth resulted from the successful introduction of several new elementary and high school programs and a favorable state adoption year. The new elementary reading program exceeded expectations in Texas, the largest state adoption in 1993. Operating profit in 1993 also improved due to the absence of charges recorded in 1992 for consolidation of certain facilities and operations. McGraw- Hill's 50% share of the Macmillan/McGraw-Hill School Publishing Company's profits for 1993 include only the first three quarters prior to full ownership. The 1993 share increased to $28.4 million from $11.3 million in 1992. The increase reflects the improved 1993 adoption cycle and the exclusion of the 1993 fourth quarter loss which is included in McGraw-Hill's consolidated results.



FINANCIAL SERVICES

(in millions)               1994        1993      1992
- ------------------------------------------------------
Operating Revenue         $745.5      $696.9    $617.5
% Increase                   7.0        12.8      11.1
- ------------------------------------------------------
Operating Profit          $217.2      $200.9    $168.4
% Increase                   8.1        19.3      17.7
- ------------------------------------------------------
% Operating Margin            29          29        27
======================================================

The Financial Services segment consists of two market focus groups: Standard & Poor's Ratings Group and Financial Information Services Group, which comprises Financial Data Services (MMS International, Platt's, S&P ComStock and S&P MarketScope-Europe); Equity Services (S&P Equity Investor Services, S&P Compustat and S&P Securities); Municipal Securities Services (J.J. Kenny Drake, Kenny S&P Evaluation Services, Kenny S&P Information Services and CUSIP Service Bureau) and DRI/McGraw-Hill.

   Financial Services revenue increased 7.0% and operating profit rose 8.1% to $217.2 million in 1994. In 1993, the segment's revenue grew 12.8% and operating profit rose 19.3%.

   The Standard & Poor's Ratings Group revenue increased in 1994, despite a 35% decline in Corporate and Municipal Bond issuance. The International, Insurance and Structured Finance units posted excellent financial performance offsetting the downturn in core markets. Bond Fund Risk ratings were introduced in 1994, measuring other risk factors in addition to credit risk. Other new products and product extensions also produced solid growth. Worldwide expansion has continued in 1994 with the purchase of 100% of Iberating (Spanish Rating Agency) in which the company previously owned 25% and the opening of a Hong Kong office which will be operational in January 1995. 1994 profits declined slightly reflecting investments for expansion and new products and services. The Ratings Group anticipates moderate growth in 1995. International, Structured Finance and Insurance anticipate growth while the core units, which are extremely dependent on U.S. Capital Markets, are expected to maintain 1994 levels. In 1993, S&P Ratings posted then record revenue and record earnings largely due to an all-time high in new issues and refinancing activity in both Corporate and Municipal bond markets. Continued worldwide expansion and implementation of new initiatives also contributed to 1993's performance.

   The Financial Information Services Group experienced significant revenue and profit growth despite less than robust market conditions. The overall performance of both the domestic bond and equity markets was depressed as a result of the Federal Reserve's decision to raise interest rates six times in 1994. The Group significantly improved revenues and profits as a result of strong demand for financial information products overseas and through cost management efforts at DRI/McGraw-Hill. Internationally, MMS International, S&P ComStock, and Platt's benefited from the growth in crossborder capital market investment and the resulting increase in demand for market information and analysis. In the U.S., general interest rate uncertainty coupled with a significant decline in new securities issuance adversely impacted trading revenues at J.J. Kenny and S&P Securities. Revenue performance for the Group's U.S. equity information businesses, Equity Investor Services and S&P Compustat, was strong relative to the decline in brokerage industry profits and resultant cost cutting efforts by major clients. U.S. equity market performance is expected to be mixed in 1995 and higher interest rates will reduce new issuance volume growth in the bond markets. The strength of the Group's broad array of products and services, and continued favorable conditions in the international markets, should benefit the Financial Information Services Group in 1995. In 1993, the Group achieved revenue growth, but profits declined due to a poor performance at DRI/McGraw-Hill.


INFORMATION AND MEDIA SERVICES

(in millions)                  1994        1993        1992
- -----------------------------------------------------------
Operating Revenue            $853.2      $831.1      $865.6
% Increase/(Decrease)           2.7        (4.0)        1.3
- -----------------------------------------------------------
Operating Profit             $108.3      $102.3      $113.2
% Increase/(Decrease)           5.9        (9.6)       (5.8)
- -----------------------------------------------------------
% Operating Margin               13          12          13
===========================================================

The Information and Media Services segment is comprised of five market focus groups: Business Week, Publication Services (including Computers and Communications Information, Aviation Week, Healthcare Publications and Science and Technology), Construction Information, Broadcasting and Tower Group International.

   The Information and Media Services segment's revenues increased 2.7% in 1994 and operating profit increased $6.0 million or 5.9% to $108.3 million. In 1993, revenue decreased 4.0% and operating profits declined 9.6% to $102.3 million.

   The Business Week Group's revenue represents 22% of 1994 segment revenue. Revenues declined slightly as a strong first half advertising performance was tempered by a weak second half in the domestic market while a reverse trend was experienced in the international marketplace. North American advertising pages, as measured by the Publishers Information Bureau, were up 4%. Profits were negatively impacted by the revenue decline, increased promotional expenses and an increased focus on the Asian market. 1995 advertising prospects are dependent on continued increases in the North American advertising market and strength in internationally sourced pages. In 1993, the Group's revenue and profits declined reflecting a decrease in advertising pages as a rebound in the second half of the year partially offset a decline in the first half.

   The Publication Services Group accounts for 27% of 1994 segment revenue. Revenue for the Group grew 1.2% due to increased global advertising and newsletter revenue. Profits increased significantly as a result of the revenue increase and continuing cost containment programs.

   Revenue for the Computers and Communications Information Group grew versus 1993 as a result of strong performances for LAN Times, Data Communications and National Software Testing Laboratories. Profits for the Group rose sharply year to year reflecting the growth in revenue and the impact of cost containment programs. In 1995, the Group will focus on increasing international revenue, introducing additional non-advertising related services, and continuing the migration of Datapro's product information delivery from print to electronic media. In 1993, revenue declined but profits rose as fewer advertising pages at BYTE and a lower subscriber base for Datapro were offset by effective cost management.

   The Aviation Week Group's revenue in 1994 declined slightly versus 1993 as the gains registered by its newsletter and conference products were offset by a declining circulation base. Profits for the Group grew primarily as a result of solid expense management throughout the year. In 1995, the Aviation Week Group expects to maintain a dominant role in this market with revenue growth opportunities for the Group coming from expansion of ancillary and international products and services. In 1993, the Aviation Week Group reflected significant profit growth despite a small decline in revenue.

   The Healthcare Publications' revenues and profits were lower in 1994 as contrasted with 1993 due to a decline in overall advertising pages in a soft marketplace. In 1995, the publications will increase their focus on healthcare's financial ramifications, including additional non-advertising based product offerings addressing the informational needs of managed healthcare organizations, hospitals, and healthcare manufacturers. In 1993, Healthcare Publications' revenues and profits declined due to severe regulatory and promotional pressures in the pharmaceutical industry.

   The Science and Technology Group had revenue and profit growth in 1994 due to a strong market share increase for the Plastics publications and the introduction of several new conferences and newsletters in the Energy Group. In 1995, the Group will continue to focus on introducing new conferences,

                                                                          32  33

vertical targeted publications, technical references and electronic services. In 1993, revenue and profits were down due to the sluggish global economy.

   The Construction Information Group accounts for 29% of 1994 segment revenue. Results were disappointing with revenue and profits declining in 1994 versus 1993 as sales lagged behind a modest recovery in the construction market, where overall construction contract award data was up 6% versus the previous year, with the key non-residential sector reporting a 10% increase. Sweet's was negatively impacted by declines in advertising by building product manufacturers. However, electronic-based products showed strong growth in 1994. In 1995, the contract value of total non-residential building is expected to continue its rise, fostering an environment conducive to the Group's programs to increase revenue. Electronic based products should contribute significantly in 1995 as existing products are enhanced and new electronic products are introduced to the market. In 1993, the Group's revenue and profit declined, due to the continuing depressed construction market impacting Dodge, Sweet's and the Construction magazines.

   Broadcasting accounts for 14% of 1994 segment revenue. The Broadcasting Group operates four television stations: VHF stations in Denver, Indianapolis and San Diego and a UHF station in Bakersfield, California. Revenue and operating profit grew substantially in 1994 to record levels. Political advertising played an important role in that growth. Non-political sales, fueled by exceptionally strong automotive advertising, were also very strong. Denver showed the greatest revenue and profit growth in the Group. The California recession continued to dampen sales growth in Bakersfield and San Diego, until late in the year when San Diego began to rebound. An improving economy in San Diego, new long-term ABC affiliation agreements in Indianapolis and San Diego, and the switch of Denver's affiliation from CBS to ABC, should mitigate some of the loss of political advertising in 1995. In 1993, revenue and operating profit were negatively impacted by the lack of political advertising and the continuing recession in California.

   Tower Group International represents 8% of 1994 segment revenue. Tower Group experienced significant revenue growth in 1994 from increased import activity which was fueled by the strong performance of the U.S. economy and growth in Tower's logistics and management services. Export services benefited from the recovering markets in Europe. The Group expanded its core services and strengthened its import logistics services in key U.S. trade gateways. Investments were made in non-transaction products and services. Profitability improved significantly, substantially overcoming the impact of these investments and formidable competitive pressures. In 1995, the Tower Group anticipates strong import growth and a continuation of the development of its import logistics services from the Far East. Tower showed strong revenue growth in 1993 with slower profit growth due to competitive pricing pressures.

LIQUIDITY AND CAPITAL RESOURCES

(in millions)                                    1994         1993
- ------------------------------------------------------------------
Working Capital                                $116.1       $ 62.9
- ------------------------------------------------------------------
Total Debt                                     $762.8       $928.7
- ------------------------------------------------------------------
Accounts Receivable (before reserves)          $836.7       $791.4
% Increase                                          6           18
- ------------------------------------------------------------------
Inventories                                    $213.3       $215.2
% Increase/(Decrease)                              (1)         118
- ------------------------------------------------------------------
Investment in Prepublication Costs             $118.4       $ 74.5
% Increase                                         59           42
- ------------------------------------------------------------------
Purchases of Property and Equipment            $ 77.1       $ 49.8
% Increase/(Decrease)                              55          (11)
==================================================================

The company continues to maintain a strong financial position. Cash flow from operations was $414 million in 1994, which was sufficient to cover dividends and outlays for the purchase of property and equipment, investment in publishing programs and reduce commercial paper borrowings. Cash flow from operations declined $52 million, reflecting the full year ownership of School Publishing in 1994 compared to only the fourth quarter in 1993. 1993's cash flow benefitted significantly from fourth quarter collections of School Publishing receivables, reflecting the seasonality of the School Publishing business and timing of the acquisition by the company. Cash expenditures in 1994 related to the consolidation of book publishing operations, primarily for severance costs and lease terminations, had a minimal impact on the company's liquidity.

   Working capital at the end of 1994 of $116.1 million was $53.2 million above the level at the end of 1993 reflecting primarily reduced debt levels.

   The acquisition of the Macmillan/McGraw-Hill School Publishing Company in 1993 has increased the seasonality of the company's businesses. The first quarter is the least significant to the company, accounting for 20% of revenues and only 7% of income in 1994. In the last half of the year, the company recognized 56% of revenues and close to 70% of income. This seasonality in revenue also impacts cash flow. While the company had a significant decrease in debt in 1994, most of this decline occurred in the fourth quarter, reflecting cash collections from customers in the education markets.

   In 1994, total debt decreased $166 million reflecting a reduction in commercial paper borrowings resulting from the company's cash flow of $127 million and a reduction in the year to year cash balance of $39 million, reflecting the timing of cash collections relative to commercial paper maturities. Total debt as a percent of total capital improved to 45.5% at the end of 1994 from 53.0% at the end of 1993. In 1993, total debt increased $445.7 million, including $337.5 million for the purchase of Macmillan's interest in Macmillan/McGraw-Hill and $334.4 million of debt assumed with the acquisition. Shortly after the acquisition, McGraw-Hill prepaid $120 million of

                                                            Continued on page 36

ELEVEN-YEAR FINANCIAL REVIEW



(in thousands, except per-share data)                                        1994            1993           1992           1991
- -------------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS BY SEGMENT AND INCOME STATISTICS
OPERATING REVENUE
Educational and Professional Publishing                                $1,162,157      $  667,444     $  567,363     $  532,438
Financial Services                                                        745,480         696,933        617,555        555,820
Information and Media Services                                            853,232         831,076        865,573        854,754
- -------------------------------------------------------------------------------------------------------------------------------
TOTAL OPERATING REVENUE                                                 2,760,869       2,195,453      2,050,491      1,943,012
- -------------------------------------------------------------------------------------------------------------------------------
OPERATING PROFIT (Note c)
Educational and Professional Publishing                                   125,765          49,374         62,746         48,928
Financial Services                                                        217,212         200,865        168,394        143,056
Information and Media Services                                            108,343         102,344        113,198        120,242
- -------------------------------------------------------------------------------------------------------------------------------
TOTAL OPERATING PROFIT                                                    451,320         352,583        344,338        312,226
Share of profit of Macmillan/McGraw-Hill
  School Publishing Company (Notes a and c)                                    --          28,376         11,280         27,483
Unusual charges (Notes b and c)                                                --        (229,800)            --             --
Gain on sale of interest in Nikkei/McGraw-Hill (Note d)                        --              --             --             --
General corporate (expense)/income (Notes c and e)                        (54,134)        (48,538)       (50,774)       (34,415)
Interest (expense)/income -- net                                          (51,746)        (36,342)       (37,557)       (46,987)
- -------------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE TAXES ON INCOME                                             345,440          66,279        267,287        258,307
Provision for taxes on income                                             142,321          54,838        114,132        110,297
- -------------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE CUMULATIVE ADJUSTMENT                                       203,119          11,441        153,155        148,010
Cumulative effect on prior years of changes in accounting (Note f)             --              --       (124,587)            --
- -------------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                             $  203,119      $   11,441     $   28,568     $  148,010
- -------------------------------------------------------------------------------------------------------------------------------
EARNINGS PER SHARE
Income before cumulative adjustment                                    $     4.10      $     0.23     $     3.13     $     3.03
Cumulative adjustment (Note f)                                                 --              --          (2.55)            --
- -------------------------------------------------------------------------------------------------------------------------------
Net income                                                             $     4.10      $     0.23     $     0.58     $     3.03
Shares used to calculate earnings per share                                49,499          49,189         48,889         48,821
Dividends per share of common stock                                    $     2.32      $     2.28     $     2.24     $     2.20
- -------------------------------------------------------------------------------------------------------------------------------
OPERATING STATISTICS
Return on average shareholders' equity                                      23.4%            1.3%           3.0%          15.2%
Income before taxes as a percent of revenue                                 12.5             3.0           13.0           13.3
Income before cumulative adjustment as a percent of revenue                  7.4             0.5            7.5            7.6
- -------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA
Working capital                                                        $  116,102      $   62,887     $  (19,596)    $   29,543
Total assets                                                            3,008,533       3,084,163      2,508,140      2,515,544
Total debt                                                                762,805         928,710        482,991        568,159
Shareholders' equity                                                      913,052         823,008        908,760        998,975
- -------------------------------------------------------------------------------------------------------------------------------
NUMBER OF EMPLOYEES                                                        15,339          15,661         13,393         13,539
===============================================================================================================================


(a) Reflects McGraw-Hill's share of profit of Macmillan/McGraw-Hill School Publishing Company through September 30, 1993. Macmillan/McGraw- Hill results are consolidated effective October 1, 1993 in the Educational and Professional Publishing segment.

(b) 1993 amount reflects unusual charges in connection with the acquisition of the additional 50% interest in Macmillan/McGraw-Hill.

(c) 1989 and 1988 operating profit excludes unusual charges of $220 million and $149.6 million, respectively, as follows:

                                                  1989           1988
- ---------------------------------------------------------------------
Educational and Professional Publishing      $  33,140      $  20,534
Financial Services                              94,899         67,155
Information and Media Services                  15,554         29,009
- ---------------------------------------------------------------------
Total operating segments                       143,593        116,698
Macmillan/McGraw-Hill joint venture units           --          7,866
Corporate expense                               76,407         25,000
- ---------------------------------------------------------------------
Total company                                 $220,000       $149,564
=====================================================================

                                                                          34  35

(in thousands, except per-share data)                                        1990            1989           1988           1987
- -------------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS BY SEGMENT AND INCOME STATISTICS
OPERATING REVENUE
Educational and Professional Publishing                                $  534,724      $  483,666     $  437,590     $  408,252
Financial Services                                                        505,641         432,314        399,242        390,131
Information and Media Services                                            898,273         872,983        836,734        801,352
- -------------------------------------------------------------------------------------------------------------------------------
TOTAL OPERATING REVENUE                                                 1,938,638       1,788,963      1,673,566      1,599,735
- -------------------------------------------------------------------------------------------------------------------------------
OPERATING PROFIT (Note c)
Educational and Professional Publishing                                    70,196          44,107         48,185         30,464
Financial Services                                                        123,999          85,081         81,765         81,557
Information and Media Services                                            170,788         192,254        175,384        176,564
- -------------------------------------------------------------------------------------------------------------------------------
TOTAL OPERATING PROFIT                                                    364,983         321,442        305,334        288,585
Share of profit of Macmillan/McGraw-Hill
  School Publishing Company (Notes a and c)                                21,601          13,688          2,349         11,585
Unusual charges (Notes b and c)                                                --        (220,000)      (149,564)            --
Gain on sale of interest in Nikkei/McGraw-Hill (Note d)                        --              --        221,783             --
General corporate (expense)/income (Notes c and e)                        (28,370)          6,546          5,005          3,418
Interest (expense)/income -- net                                          (55,627)        (35,038)        (5,290)        (4,506)
- -------------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE TAXES ON INCOME                                             302,587          86,638        379,617        299,082
Provision for taxes on income                                             130,112          46,847        194,112        134,288
- -------------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE CUMULATIVE ADJUSTMENT                                       172,475          39,791        185,505        164,794
Cumulative effect on prior years of changes in accounting (Note f)             --           8,000             --             --
- -------------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                             $  172,475      $   47,791     $  185,505     $  164,794
- -------------------------------------------------------------------------------------------------------------------------------
EARNINGS PER SHARE
Income before cumulative adjustment                                    $     3.53      $     0.82     $     3.83     $     3.27
Cumulative adjustment (Note f)                                                 --            0.16             --             --
- -------------------------------------------------------------------------------------------------------------------------------
Net income                                                             $     3.53      $     0.98     $     3.83     $     3.27
Shares used to calculate earnings per share                                48,819          48,725         48,475         50,410
Dividends per share of common stock                                    $     2.16      $     2.00     $     1.84     $     1.68
- -------------------------------------------------------------------------------------------------------------------------------
OPERATING STATISTICS
Return on average shareholders' equity                                      18.8%            5.3%          21.2%          19.5%
Income before taxes as a percent of revenue                                 15.6             4.8           22.7           18.7
Income before cumulative adjustment as a percent of revenue                  8.9             2.7           11.1           10.3
- -------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA
Working capital                                                        $   44,193      $   22,743     $  (72,023)    $  (66,214)
Total assets                                                            2,534,708       2,208,249      1,729,562      1,619,935
Total debt                                                                622,372         503,434        148,434        186,476
Shareholders' equity                                                      954,260         880,154        922,803        825,265
- -------------------------------------------------------------------------------------------------------------------------------
NUMBER OF EMPLOYEES                                                        13,868          13,741         13,891         13,879
===============================================================================================================================


(in thousands, except per-share data)                                        1986            1985           1984
- ----------------------------------------------------------------------------------------------------------------
OPERATING RESULTS BY SEGMENT AND INCOME STATISTICS
OPERATING REVENUE
Educational and Professional Publishing                                $  327,903      $  318,853     $  302,191
Financial Services                                                        357,998         327,422        266,296
Information and Media Services                                            741,891         714,080        707,935
- ----------------------------------------------------------------------------------------------------------------
TOTAL OPERATING REVENUE                                                 1,427,792       1,360,355      1,276,422
- ----------------------------------------------------------------------------------------------------------------
OPERATING PROFIT (Note c)
Educational and Professional Publishing                                    37,109          34,328         33,010
Financial Services                                                         81,558          72,088         54,965
Information and Media Services                                            166,679         158,219        173,498
- ----------------------------------------------------------------------------------------------------------------
TOTAL OPERATING PROFIT                                                    285,346         264,635        261,473
Share of profit of Macmillan/McGraw-Hill
  School Publishing Company (Notes a and c)                                30,037          29,461         28,162
Unusual charges (Notes b and c)                                                --              --             --
Gain on sale of interest in Nikkei/McGraw-Hill (Note d)                        --              --             --
General corporate (expense)/income (Notes c and e)                        (23,519)        (17,609)       (18,720)
Interest (expense)/income -- net                                            3,915           7,840         10,669
- ----------------------------------------------------------------------------------------------------------------
INCOME BEFORE TAXES ON INCOME                                             295,779         284,327        281,584
Provision for taxes on income                                             141,770         136,923        137,413
- ----------------------------------------------------------------------------------------------------------------
INCOME BEFORE CUMULATIVE ADJUSTMENT                                       154,009         147,404        144,171
Cumulative effect on prior years of changes in accounting (Note f)             --              --             --
- ----------------------------------------------------------------------------------------------------------------
NET INCOME                                                             $  154,009      $  147,404     $  144,171
- ----------------------------------------------------------------------------------------------------------------
EARNINGS PER SHARE
Income before cumulative adjustment                                    $     3.04      $     2.92     $     2.86
Cumulative adjustment (Note f)                                                 --              --             --
- ----------------------------------------------------------------------------------------------------------------
Net income                                                             $     3.04      $     2.92     $     2.86
Shares used to calculate earnings per share                                50,651          50,541         50,410
Dividends per share of common stock                                    $     1.52      $     1.40     $     1.24
- ----------------------------------------------------------------------------------------------------------------
OPERATING STATISTICS
Return on average shareholders' equity                                      18.8%           20.0%          21.9%
Income before taxes as a percent of revenue                                 20.7            20.9           22.1
Income before cumulative adjustment as a percent of revenue                 10.8            10.8           11.3
- ----------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA
Working capital                                                        $   65,641      $  163,236     $  125,472
Total assets                                                            1,446,588       1,257,735      1,160,538
Total debt                                                                 56,403           5,932          4,484
Shareholders' equity                                                      861,418         776,674        697,931
- ----------------------------------------------------------------------------------------------------------------
NUMBER OF EMPLOYEES                                                        13,257          13,027         13,338
================================================================================================================

(d) In May 1988, the company sold its 49% interest in Nikkei/McGraw-Hill, Inc., a magazine publishing operation in Japan, for $283.1 million. The gain on sale was $221.8 million ($109.8 million after taxes).

(e) General corporate income for 1989 includes gains on dispositions of businesses totaling $48.8 million, 1988 includes gains on dispositions of $26.5 million and 1987 includes gains from the settlement of a portion of the company's pension obligation of $20.1 million.

(f) The cumulative adjustment in 1992 reflects the adoption of the provisions of Statement of Financial Accounting Standards (SFAS) No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions, and SFAS No. 112, Employers' Accounting for Postemployment Benefits. See Note 1. In 1989, the company recognized the cumulative effect of a change in accounting for income taxes under SFAS No. 96.

Macmillan/McGraw-Hill notes payable and replaced that debt with commercial paper borrowings.

   The company's commercial paper borrowings at December 31, 1994 were $499 million. This debt is supported by an $800 million revolving credit agreement with a group of banks terminating in November 1999, and $400 million has been classified as long-term.

   The company has $250 million of 9.43% senior notes due in the year 2000. Under a shelf registration which became effective with the Securities and Exchange Commission in mid-1990, the company can issue an additional $250 million consolidated statement of income of debt securities. The new debt could be used to replace a portion of the commercial paper borrowings with longer term securities, when and if interest rates are attractive and markets are favorable.

   Accounts receivable (before reserves) increased $45.3 million or 5.7% primarily as result of increased revenue. This year to year increase was effectively controlled through timely collections. A portion of the increase was in the international market where terms of sales and repayment are traditionally longer. Number of days sales outstanding, a key indicator of collection efficiency, was 73 days at year end which is a one day increase from 1993. During the course of the year, days sales outstanding averaged 75 days which is even with results achieved in 1993. This demonstrates that receivables continue to be managed effectively despite the growth in international business.

   Finished goods and work-in-process inventories decreased $7.9 million, or 4%, despite higher revenues, due to tighter inventory management and control. Raw materials, primarily paper, increased $5.9 million to mitigate rising paper prices.

   Capital expenditures for the purchase of property and equipment totaled $77.1 million in 1994, $49.8 million in 1993 and $55.9 million in 1992. In 1994, there were significant expenditures for the purchase of a building which houses some of the company's Financial Information Services' units in New York, leasehold improvements and equipment purchases for the move of the School Publishing operations in New York and computer equipment for the market focus groups. The year to year increase also reflects the 1994 full year impact of School Publishing capital expenditures. Purchases of property and equipment in 1995 are expected to approximate the level in 1994.

   Net prepublication costs decreased to $270.5 million at December 31, 1994 as amortization expense exceeded 1994 spending. Prepublication investment totaled $118.4 million in 1994, an increase of $44 million over 1993, reflecting ownership of School Publishing for a full year in 1994. 1995 prepublication investment will increase significantly, reflecting investment for 1996 and primarily 1997 adoption years as well as College and Professional Publishing titles.

   In 1995, the company expects that cash flow from operations will be sufficient to cover dividends, outlays for the purchase of property and equipment, investment in publishing programs and further reduce debt. The quarterly common stock dividend was increased by two cents in the first quarter of 1995 to 60 cents per share.

                                                                          36  37


CONSOLIDATED STATEMENT OF INCOME



Years ended December 31 (in thousands, except per-share data)                           1994            1993            1992
- ----------------------------------------------------------------------------------------------------------------------------
OPERATING REVENUE                                                                 $2,760,869      $2,195,453      $2,050,491
- ----------------------------------------------------------------------------------------------------------------------------
EXPENSES:
Operating                                                                          1,286,252       1,055,845         977,166
Selling and general                                                                  868,932         707,277         670,000
Depreciation and amortization                                                        230,026         139,619         119,219
- ----------------------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                                                                     2,385,210       1,902,741       1,766,385
Share of profit of Macmillan/McGraw-Hill School Publishing Company (Note 2)               --          28,376          11,280
Unusual charges related to acquisition of additional 50% of
 Macmillan/McGraw-Hill School Publishing Company (Note 2)                                 --        (229,800)             --
Other income -- net                                                                   21,527          11,333           9,458
- ----------------------------------------------------------------------------------------------------------------------------
INCOME FROM OPERATIONS                                                               397,186         102,621         304,844
Interest expense -- net                                                               51,746          36,342          37,557
- ----------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE TAXES ON INCOME                                                        345,440          66,279         267,287
Provision for taxes on income (Note 4)                                               142,321          54,838         114,132
- ----------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE CUMULATIVE ADJUSTMENT                                                  203,119          11,441         153,155
Cumulative effect on prior years of changes in accounting for
 postretirement and postemployment benefits (Note 1)                                      --              --        (124,587)
- ----------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                        $  203,119      $   11,441      $   28,568
- ----------------------------------------------------------------------------------------------------------------------------
EARNINGS PER COMMON SHARE (NOTE 1)
Income before cumulative adjustment                                               $     4.10      $     0.23      $     3.13
Cumulative adjustment                                                                     --              --           (2.55)
- ----------------------------------------------------------------------------------------------------------------------------
Net income                                                                        $     4.10      $     0.23      $     0.58
Average number of common shares outstanding during year                               49,499          49,189          48,889
============================================================================================================================

See accompanying notes.

CONSOLIDATED BALANCE SHEET


December 31 (in thousands, except share data)                                       1994        1993
- ----------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and equivalents (Note 1)                                                 $    8,056  $   47,953
Accounts receivable (net of allowance for doubtful accounts:
 1994 -- $78,732; 1993 -- $79,461)                                               757,949     711,919
Receivable from broker-dealers and dealer banks (Note 1)                          23,047      19,136
Inventories:
Finished goods                                                                   140,168     166,584
Work-in-process                                                                   47,795      29,259
Paper and other materials                                                         25,290      19,385
- ----------------------------------------------------------------------------------------------------
Total inventories                                                                213,253     215,228
Prepaid income taxes                                                              70,556      92,912
Prepaid and other current assets                                                  51,226      44,634
- ----------------------------------------------------------------------------------------------------
Total current assets                                                           1,124,087   1,131,782
- ----------------------------------------------------------------------------------------------------
PREPUBLICATION COSTS (NET OF ACCUMULATED AMORTIZATION:
 1994 -- $346,172; 1993 -- $282,052) (Note 1)                                    270,506     285,445

INVESTMENTS AND OTHER ASSETS
Investment in Rock-Mcgraw, Inc. -- at equity (Note 5)                             57,652      53,077
Prepaid pension expense                                                           95,110      87,655
Other                                                                            142,502     159,861
- ----------------------------------------------------------------------------------------------------
Total investments and other assets                                               295,264     300,593
- ----------------------------------------------------------------------------------------------------
PROPERTY AND EQUIPMENT -- AT COST
Land                                                                              19,295      13,544
Buildings and leasehold improvements                                             291,554     286,605
Equipment and furniture                                                          477,822     453,303
- ----------------------------------------------------------------------------------------------------
Total property and equipment                                                     788,671     753,452
Less -- accumulated depreciation                                                 442,889     408,126
- ----------------------------------------------------------------------------------------------------
Net property and equipment                                                       345,782     345,326
- ----------------------------------------------------------------------------------------------------
GOODWILL AND OTHER INTANGIBLE ASSETS -- AT COST
 (net of accumulated amortization:
 1994 -- $336,523; 1993 -- $308,548) (Notes 1 and 2)                             972,894   1,021,017
- ----------------------------------------------------------------------------------------------------
                                                                              $3,008,533  $3,084,163
====================================================================================================

See accompanying notes.

                                                                          38  39


                                                                            1994          1993
- --------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Notes payable (Note 6)                                                   $  105,288     $  171,143
Accounts payable                                                            176,314        178,466
Payable to broker-dealers and dealer banks (Note 1)                          21,909         18,695
Accrued royalties                                                            58,707         57,508
Accrued compensation and contributions to retirement plans                  118,465        124,648
Income taxes currently payable                                               54,300         42,783
Unearned revenue                                                            239,715        248,036
Other current liabilities                                                   233,287        227,616
- --------------------------------------------------------------------------------------------------
Total current liabilities                                                 1,007,985      1,068,895
- --------------------------------------------------------------------------------------------------
OTHER LIABILITIES
Long-term debt (Note 6)                                                     657,517        757,567
Deferred income taxes                                                       129,750        119,548
Accrued postretirement healthcare and other benefits                        191,650        190,985
Other non-current liabilities                                               108,579        124,160
- --------------------------------------------------------------------------------------------------
Total other liabilities                                                   1,087,496      1,192,260
- --------------------------------------------------------------------------------------------------
Total liabilities                                                         2,095,481      2,261,155
- --------------------------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES (NOTES 5 AND 7)
- --------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY (NOTES 8 AND 9)
$1.20 preference stock, $10 par value: authorized --  891,256 shares;
  outstanding -- 1,514 shares in 1994 and 1,599 in 1993                          15             16
Common stock, $1 par value: authorized -- 150,000,000 shares;
  issued -- 51,459,116 shares in 1994 and 51,458,836 in 1993                 51,459         51,459
Additional paid-in capital                                                   69,314         63,512
Retained income                                                             923,052        834,250
Foreign currency translation adjustments                                    (45,224)       (28,577)
- --------------------------------------------------------------------------------------------------
                                                                            998,616        920,660
Less -- common stock in treasury -- at cost
        (1,787,007 shares in 1994 and 2,045,457 in 1993)                     76,987         87,687
        unearned compensation on restricted stock                             8,577          9,965
- --------------------------------------------------------------------------------------------------
Total shareholders' equity                                                  913,052        823,008
- --------------------------------------------------------------------------------------------------
                                                                         $3,008,533     $3,084,163
==================================================================================================

CONSOLIDATED STATEMENT OF CASH FLOWS



Years ended December 31 (in thousands)                                                   1994        1993        1992
- ---------------------------------------------------------------------------------------------------------------------
CASH FLOW FROM OPERATING ACTIVITIES
Net income                                                                          $ 203,119   $  11,441   $  28,568
Adjustments to reconcile net income to cash provided by operating activities:
   Depreciation                                                                        64,281      54,941      51,325
   Amortization of goodwill and intangibles                                            37,489      27,939      22,994
   Amortization of prepublication costs                                               128,256      56,739      44,900
   Provision for losses on accounts receivable                                         67,508      60,401      64,067
   Unusual charges related to acquisition of additional 50% of
     Macmillan/McGraw-Hill School Publishing Company (Note 2)                              --     229,800          --
   Undistributed share of profit of Macmillan/McGraw-Hill joint venture(Note 2)            --     (26,318)     (2,030)
   Cumulative effect of changes in accounting (Note 1)                                     --          --     124,587
   Other                                                                                3,862       1,234       4,042
Change in assets and liabilities net of effect of acquisitions and dispositions:
   (Increase)/decrease in accounts receivable                                        (120,286)     79,403     (66,313)
   (Increase)/decrease in inventories                                                  (7,026)     11,258       1,139
   (Increase)/decrease in prepaid and other current assets                             (6,549)      6,909       1,627
   (Decrease)/increase in accounts payable and accrued expenses                        (3,290)      7,822      20,642
   (Decrease)/increase in unearned revenue                                             (9,088)     17,376      20,906
   Increase/(decrease) in other current liabilities                                     6,082     (15,636)     12,816
   Increase/(decrease) in interest and income taxes currently payable                  12,293       4,746      (2,565)
   Increase/(decrease) in prepaid/deferred income taxes                                39,048     (39,141)     32,857
   Net change in other assets and liabilities                                          (1,780)    (23,358)    (55,991)
- ---------------------------------------------------------------------------------------------------------------------
Cash provided by operating activities                                                 413,919     465,556     303,571
- ---------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Investment in prepublication costs                                                   (118,377)    (74,489)    (52,485)
Purchase of property and equipment                                                    (77,068)    (49,808)    (55,922)
Acquisition of businesses and equity interests (Note 2)                                (1,219)   (323,913)    (17,242)
Disposition of property and equipment                                                  12,262         492         920
Other                                                                                   3,355          --       9,979
- ---------------------------------------------------------------------------------------------------------------------
Cash used for investing activities                                                   (181,047)   (447,718)   (114,750)
- ---------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Dividends paid to shareholders                                                       (114,317)   (111,833)   (109,386)
Debt for acquisition of Macmillan/McGraw-Hill                                              --     337,500          --
Repayment of commercial paper and other short-term debt -- net                       (165,785)   (105,611)    (81,669)
Repayment of long-term debt -- net                                                       (317)   (120,390)     (2,434)
Exercise of stock options                                                              13,983      19,047       4,718
Other                                                                                  (1,450)       (558)     (1,591)
- ---------------------------------------------------------------------------------------------------------------------
Cash (used for)/provided by financing activities                                     (267,886)     18,155    (190,362)
- ---------------------------------------------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                                                (4,883)     (1,268)     (1,860)
- ---------------------------------------------------------------------------------------------------------------------
Net change in cash and equivalents                                                    (39,897)     34,725      (3,401)
Cash and equivalents at beginning of year                                              47,953      13,228      16,629
- ---------------------------------------------------------------------------------------------------------------------
CASH AND EQUIVALENTS AT END OF YEAR                                                 $   8,056   $  47,953   $  13,228
=====================================================================================================================

See accompanying notes.

                                                                          40  41

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
Years ended December 31, 1994, 1993 and 1992



                                                                                                                  Less --
                                                                                   Foreign        Less --        unearned
                                   $1.20             Additional                   currency   common stock    compensation
(in thousands, except         preference    Common      paid-in     Retained   translation    in treasury   on restricted
per-share data)                  $10 par    $1 par      capital       income   adjustments        at cost           stock
- -------------------------------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 1, 1992           $17   $51,455      $58,904   $1,015,460     $  (5,833)      $102,976         $18,052
Net income                            --        --           --       28,568            --             --              --
Dividends ($2.24 per share)           --        --           --     (109,386)           --             --              --
Exercise of stock options             --        --          213           --            --         (4,505)             --
Restricted stock                      --        --           55           --            --             20          (2,490)
Foreign currency translation
   adjustments -- net                 --        --           --           --       (15,918)            --              --
Other                                 (1)        4          232           --            --            957              --
- -------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1992          16    51,459       59,404      934,642       (21,751)        99,448          15,562
Net income                            --        --           --       11,441            --             --              --
Dividends ($2.28 per share)           --        --           --     (111,833)           --             --              --
Exercise of stock options             --        --        4,348           --            --        (14,699)             --
Restricted stock                      --        --         (302)          --            --          2,272          (5,597)
Foreign currency translation
   adjustments -- net                 --        --           --           --        (6,826)            --              --
Other                                 --        --           62           --            --            666              --
- -------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1993          16    51,459       63,512      834,250       (28,577)        87,687           9,965
Net income                            --        --           --      203,119            --             --              --
Dividends ($2.32 per share)           --        --           --     (114,317)           --             --              --
Exercise of stock options             --        --        3,513           --            --        (10,470)             --
Restricted stock                      --        --        2,093           --            --         (1,569)         (1,388)
Foreign currency translation
 adjustments -- net                   --        --           --           --       (16,647)            --              --
Other                                 (1)       --          196           --            --          1,339              --
- -------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1994         $15   $51,459      $69,314   $  923,052      $(45,224)      $ 76,987        $  8,577
=========================================================================================================================

See accompanying notes.

(in thousands, except
per-share data)                     Total
- -----------------------------------------
BALANCE AT JANUARY 1, 1992      $ 998,975
Net income                         28,568
Dividends ($2.24 per share)      (109,386)
Exercise of stock options           4,718
Restricted stock                    2,525
Foreign currency translation
   adjustments -- net             (15,918)
Other                                (722)
- -----------------------------------------
BALANCE AT DECEMBER 31, 1992      908,760
Net income                         11,441
Dividends ($2.28 per share)      (111,833)
Exercise of stock options          19,047
Restricted stock                    3,023
Foreign currency translation
   adjustments -- net              (6,826)
Other                                (604)
- -----------------------------------------
BALANCE AT DECEMBER 31, 1993      823,008
Net income                        203,119
Dividends ($2.32 per share)      (114,317)
Exercise of stock options          13,983
Restricted stock                    5,050
Foreign currency translation
 adjustments -- net               (16,647)
Other                              (1,144)
- -----------------------------------------
BALANCE AT DECEMBER 31, 1994    $ 913,052
=========================================

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

CASH EQUIVALENTS. Cash equivalents consist of highly liquid investments with maturities of three months or less at the time of purchase.

INVENTORIES. Inventories are stated at the lower of cost (principally first-in, first-out) or market.

PREPUBLICATION COSTS. Prepublication costs, principally outside preparation costs, are amortized from the year of publication over their estimated useful lives, primarily 3 to 5 years, using either the sum-of-the-years-digits or the straight-line method.

GOODWILL AND OTHER INTANGIBLE ASSETS. Goodwill and other intangible assets which arose from acquisitions either consummated or initiated prior to November 1, 1970 are not amortized unless there has been a reduction in the value of the related assets. Goodwill and other intangible assets arising subsequent to November 1, 1970 of $1.2 billion at December 31, 1994 and 1993, are being amortized over periods of up to 40 years. The company periodically reviews its goodwill to determine if any impairment exists based upon projected, undiscounted net cash flows of the related business unit.

RECEIVABLE FROM/PAYABLE TO BROKER-DEALERS AND DEALER BANKS. A subsidiary of J.J. Kenny Co. acts as an undisclosed agent in the purchase and sale of municipal securities for broker-dealers and dealer banks and the company had matched purchase and sale commitments of $311.1 million and $424.4 million at December 31, 1994 and 1993, respectively. Only those transactions not closed at the settlement date are reflected in the balance sheet as receivables and payables.

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

DEPRECIATION. The costs of property and equipment are depreciated using the straight-line method based upon the following estimated useful lives:
   Buildings and leasehold improvements -- 15 to 40 years
   Equipment and furniture -- 3 to 10 years

EARNINGS PER COMMON SHARE. Earnings per common share and common share equivalents are based on the average number of such shares outstanding during the year. Common share equivalents consist of $1.20 preference stock, stock options and restricted performance incentive shares. The number of shares issuable upon exercise of stock options has been reduced by the number of common shares assumed to have been purchased with the proceeds from the exercise of the options. The number of restricted performance shares issued has been reduced by the number of shares assumed to have been repurchased using unearned compensation as exercise proceeds.

ACCOUNTING CHANGES. Effective January 1, 1992, the company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions which requires that the cost of such retirement benefits be recognized during the employees' service period with the company. The company's previous practice was to recognize the expense for these benefits as claims or premiums were paid. The company elected to immediately recognize the transition obligation and recorded a charge of $109.5 million, net of income taxes of $74 million, or $2.24 per share, as the cumulative effect of a change in accounting as of the date of adoption. The change increased 1992 postretirement benefits costs by $7.3 million, net of income taxes of $5.4 million, or $.15 per share.

   Effective January 1, 1992, the company also adopted the provisions of SFAS No. 112, Employers' Accounting for Postemployment Benefits. The company accrued certain separation benefits and disability-related liabilities resulting in a charge of $15.1 million, net of income taxes of $10.2 million, or $.31 per share as the cumulative effect of a change in accounting as of the date of adoption. The adoption of SFAS No. 112 did not have a significant effect on 1992 expense.

   The company also changed its accounting for income taxes in 1992 to comply with the requirements of SFAS No. 109, Accounting for Income Taxes. This change did not have a

                                                                          42  43

significant effect on 1992 earnings except as it relates to the recognition of tax benefits on postretirement and postemployment obligations.

RECLASSIFICATION. Certain prior year amounts have been reclassified for comparability purposes.


2. ACQUISITIONS

MACMILLAN/MCGRAW-HILL SCHOOL PUBLISHING COMPANY. On October 4, 1993, the company purchased the 50% interest in the Macmillan/McGraw-Hill School Publishing Company owned by Macmillan, a subsidiary of Maxwell Communication, Inc., for $337.5 million in cash. Macmillan/McGraw-Hill had been formed as a joint venture in 1989 to combine the company's and Macmillan's elementary, secondary, vocational education and test publishing businesses. The company now owns 100% of Macmillan/McGraw-Hill and it is consolidated in McGraw-Hill's operations from the date of acquisition of the additional 50% interest. Prior to the acquisition of the additional 50% interest, the company accounted for its 50% interest under the equity method. The acquisition was accounted for as a purchase and, accordingly, the purchase price was allocated to 50% of Macmillan/McGraw-Hill's assets and liabilities based on their estimated fair values at September 30, 1993. The excess of the purchase price over the estimated fair value of the net tangible assets acquired was recorded as identifiable intangibles ($148.6 million) and goodwill ($94.4 million), and is being amortized over 20 to 35 years and 23 to 38 years, respectively.

   In conjunction with the acquisition, the company recorded in the third quarter of 1993 a non-recurring charge of $199.8 million ($143.2 million net of tax benefits or $2.91 per share) primarily to adjust the company's original investment to values established in this transaction. This charge was allocated primarily to goodwill and intangibles. In addition, the company recorded a provision of $30 million ($17.6 million net of tax benefits or $.36 per share) related to the consolidation of certain functions of Macmillan/McGraw-Hill and the company's book publishing operations.

   The following unaudited pro forma summary presents the consolidated results of operations of the company for 1993 and 1992, as if the acquisition of the additional 50% of Macmillan/ McGraw-Hill had occurred at the beginning of 1992, after giving effect to certain adjustments, including amortization of goodwill and other intangibles, increased interest expense from debt issued to fund the acquisition and related income tax effects. The summary excludes the total non-recurring charge of $160.8 million after taxes, but includes its effect on amortization. The 1992 net income and earnings per share are before the cumulative adjustment for accounting changes.

Years ended December 31
(in millions, except per-share data)                   1993                1992
- -------------------------------------------------------------------------------
Operating revenue                                  $2,722.2            $2,555.4
Net income                                            184.0               160.5
Earnings per common share                              3.74                3.28
===============================================================================

These pro forma results are not necessarily indicative of those that would have occurred had the acquisition taken place at the beginning of 1992.

    A summarized income statement for the Macmillan/ McGraw-Hill School Publishing Company for the nine months ended September 30, 1993 and for the year ended December 31, 1992 follows:

                                            (unaudited)
                                               9 months               12 months
                                                  ended                   ended
                                          September 30,            December 31,
(in millions)                                      1993                    1992
- -------------------------------------------------------------------------------
Operating revenue                                $526.7                  $504.9
Expenses:
Operating                                         230.9                   212.8
Selling and general                               197.4                   215.2
Amortization of goodwill
   and intangibles                                 30.0                    40.0
- -------------------------------------------------------------------------------
Total expenses                                    458.3                   468.0
- -------------------------------------------------------------------------------
Operating profit                                   68.4                    36.9
Interest expense                                   14.2                    17.8
- -------------------------------------------------------------------------------
Net profit before partners'
   income taxes                                  $ 54.2                  $ 19.1
===============================================================================

OTHER ACQUISITIONS. The company has made several other acquisitions and equity investments at a total cost of $1.2 million in 1994, $23.1 million in 1993 and $10.6 million in 1992. In 1992 the company also made earnout payments totaling $6.1 million based upon the achievement of earnings goals by businesses acquired in prior years. The effect of these acquisitions on the results of operations for the years presented was not material.

NON-CASH INVESTING ACTIVITIES. Liabilities assumed in conjunction with the acquisition of businesses are as follows:

(in thousands)                         1994              1993              1992
- -------------------------------------------------------------------------------
Fair value of assets acquired        $1,520         $ 835,569*          $31,034
Cash paid (net of cash acquired)      1,219           323,913            16,742
- -------------------------------------------------------------------------------
Liabilities assumed                  $  301         $ 511,656           $14,292
===============================================================================

* Net of McGraw-Hill's investment in Macmillan/McGraw-Hill School Publishing Company.


3. SEGMENT REPORTING AND GEOGRAPHIC INFORMATION

A description of each of the company's three segments and their products, services and markets served is included on the inside back cover of this Annual Report.

   Operating profit by segment and geographic area is total operating revenue less expenses which are deemed to be related to the unit's operating revenue. Identifiable assets by segment and geographic area are those assets that are used in the operation of that unit. Corporate assets consist principally of cash and equivalents, investment in Rock-McGraw, Inc., prepaid pension expense and income taxes and leasehold improvements related to subleased areas.

   Foreign revenue and profits are from book publishing and financial and information services operations in 24 countries. Transfers of books between geographic areas are recorded at cost plus a mark-up and intercompany revenue and profits are eliminated.

   A summary of information about the company's operations by segment and geographic area follows:

SEGMENT REPORTING



                                                      Operating     Operating      Assets at   Depreciation and         Capital
(in thousands)                                          revenue        profit    December 31       amortization+   expenditures++
- ---------------------------------------------------------------------------------------------------------------------------------
1994
Educational and Professional Publishing              $1,162,157     $ 125,765     $1,611,302           $171,249        $144,414
Financial Services                                      745,480       217,212        553,240             29,027          34,613
Information and Media Services                          853,232       108,343        564,530             28,550          15,358
- ---------------------------------------------------------------------------------------------------------------------------------
Total operating segments                              2,760,869       451,320      2,729,072            228,826         194,385
Corporate                                                    --       (54,134)       279,461              1,200           1,060
Interest expense -- net                                      --       (51,746)            --                 --              --
- ---------------------------------------------------------------------------------------------------------------------------------
Total company                                        $2,760,869     $ 345,440*    $3,008,533           $230,026        $195,445
- ---------------------------------------------------------------------------------------------------------------------------------
1993
Educational and Professional Publishing              $  667,444     $  49,374     $1,619,932           $ 78,794        $ 87,473
Financial Services                                      696,933       200,865        542,774             28,027          21,321
Information and Media Services                          831,076       102,344        591,034             31,409          15,371
- ---------------------------------------------------------------------------------------------------------------------------------
Total operating segments                              2,195,453       352,583      2,753,740            138,230         124,165
Macmillan/McGraw-Hill joint venture                          --        28,376             --                 --              --
Unusual charges related to acquisition of
   additional 50% of Macmillan/McGraw-Hill
   School Publishing Company                                 --      (229,800)            --                 --              --
Corporate                                                    --       (48,538)       330,423              1,389             132
Interest expense -- net                                      --       (36,342)            --                 --              --
- ---------------------------------------------------------------------------------------------------------------------------------
Total company                                        $2,195,453     $  66,279*    $3,084,163           $139,619        $124,297
- ---------------------------------------------------------------------------------------------------------------------------------
1992
Educational and Professional Publishing              $  567,363     $  62,746     $  628,316           $ 58,948        $ 61,450
Financial Services                                      617,555       168,394        508,919             26,942          31,125
Information and Media Services                          865,573       113,198        634,876             31,931          15,682
- ---------------------------------------------------------------------------------------------------------------------------------
Total operating segments                              2,050,491       344,338      1,772,111            117,821         108,257
Macmillan/McGraw-Hill joint venture                          --        11,280        511,155                 --              --
Corporate                                                    --       (50,774)       224,874              1,398             150
Interest expense -- net                                      --       (37,557)            --                 --              --
- ---------------------------------------------------------------------------------------------------------------------------------
Total company                                        $2,050,491     $ 267,287*    $2,508,140           $119,219        $108,407
- ---------------------------------------------------------------------------------------------------------------------------------
1994
United States                                        $2,402,976     $ 408,846     $2,683,759
Foreign                                                 357,893        42,474        324,774
- --------------------------------------------------------------------------------------------
1993
United States                                        $1,886,425     $ 316,830     $2,769,691
Foreign                                                 309,028        35,753        314,472
- --------------------------------------------------------------------------------------------
1992
United States                                        $1,737,442     $ 309,649     $2,239,095
Foreign                                                 313,049        34,689        269,045
============================================================================================

 * Income before taxes on income.
 + Includes amortization of goodwill and intangible assets and prepublication costs.
++ Includes purchases of property and equipment and investments in prepublication costs.

                                                                          44  45

4. TAXES ON INCOME

Income before taxes on income resulted from domestic operations (including foreign branches) and foreign subsidiaries' operations as follows:

(in millions)                           1994             1993              1992
- -------------------------------------------------------------------------------
Domestic operations                   $319.3            $38.7            $240.3
Foreign operations                      26.1             27.6              27.0
- -------------------------------------------------------------------------------
Total income before taxes             $345.4            $66.3            $267.3
===============================================================================

A reconciliation of the U.S. statutory tax rate to the company's effective tax rate for financial reporting purposes follows:

                                             1994           1993           1992
- -------------------------------------------------------------------------------
U.S. statutory rate                         35.0%          35.0%          34.0%
Unusual charges                               --           33.5             --
Goodwill amortization                        1.9           13.1            3.7
Effect of state and local income taxes       6.1           10.6            8.4
Other -- net                                (1.8)          (9.5)          (3.4)
- -------------------------------------------------------------------------------
Effective tax rate                          41.2%          82.7%*         42.7%
===============================================================================

* Excluding unusual charges, the 1993 effective tax rate was 41.8%.



The principal temporary differences between the accounting for income and expenses for financial reporting and income tax purposes as of December 31 follow:

(in millions)                                      1994                    1993
- -------------------------------------------------------------------------------
Fixed assets and intangible assets              $ 117.6               $  115.4
Prepaid pension and other
expenses                                           61.5                   54.8
Unearned revenue                                   33.0                   31.3
Reserves and accruals                            (106.1)                (105.3)
Postretirement and
   postemployment benefits                        (92.4)                 (94.5)
Other -- net                                       45.6                   24.9
- -------------------------------------------------------------------------------
Deferred tax liability -- net                   $  59.2               $   26.6
===============================================================================

The provision for taxes on income consists of the following:

(in millions)                            1994             1993            1992
- ------------------------------------------------------------------------------
Federal:
Current                                $ 75.8           $ 62.8          $ 43.3
Deferred                                 28.5            (25.8)           27.5
- ------------------------------------------------------------------------------
Total federal                           104.3             37.0            70.8
- ------------------------------------------------------------------------------
Foreign:
Current                                   8.8              5.4             9.8
Deferred                                 (3.2)             1.6            (0.7)
- ------------------------------------------------------------------------------
Total foreign                             5.6              7.0             9.1
- ------------------------------------------------------------------------------
State and Local:
Current                                  20.9             22.6            28.6
Deferred                                 11.5            (11.8)            5.6
- ------------------------------------------------------------------------------
Total state and local                    32.4             10.8            34.2
- ------------------------------------------------------------------------------
Total provision for taxes              $142.3           $ 54.8          $114.1
==============================================================================



The company made income tax payments totaling $83.9 million in 1994, $78.4 million in 1993 and $78.2 million in 1992.



   The company has not recorded deferred income taxes applicable to undistributed earnings of foreign subsidiaries that are indefinitely reinvested in foreign operations. Undistributed earnings amounted to approximately $60 million at December 31, 1994, excluding amounts which, if remitted, generally would not result in any additional U.S. income taxes because of available foreign tax credits. If the earnings of such foreign subsidiaries were not indefinitely reinvested, a deferred tax liability of approximately $16 million would have been required.


5. INVESTMENT IN ROCK-MCGRAW, INC.

Rock-McGraw owns the company's headquarters building in New York City. It is owned 45% by the company and 55% by Rockefeller Group, Inc.

   The company currently occupies a significant portion of the rentable space. The lease is for 30 years ending in the year 2002 and includes renewal options for two additional 15-year periods. In 1994, the company paid Rock-McGraw gross annual rentals of $16.4 million (including various escalation payments) for the occupied space and $17.5 million for space which it has sublet. Over the lease term, the company is recovering a portion of the rentals through its share of earnings of Rock-McGraw.

   A summary of significant financial information for Rock-McGraw follows:

(in millions)                            1994             1993             1992
- -------------------------------------------------------------------------------
Revenue                               $  61.8          $  52.4          $  47.7
- -------------------------------------------------------------------------------
Net income                               10.0              5.3              4.7
- -------------------------------------------------------------------------------
Depreciation expense                      6.4              5.2              4.0
- -------------------------------------------------------------------------------
Total assets                            198.0            178.5            170.9
- -------------------------------------------------------------------------------
Mortgage payable                         31.2             34.8             38.5
- -------------------------------------------------------------------------------
Total liabilities                     $  70.1          $  60.7          $  58.3
===============================================================================

The building is financed by an 8 1/8%, 25-year mortgage repayable in quarterly installments of $.9 million plus interest with the balance of $18.3 million due at maturity in 1998.


6. DEBT

At December 31, 1994, the company had short-term borrowings of $505 million, of which $499 million represented domestic commercial paper borrowings at an average interest rate of 5.9% maturing at various dates during 1995. The commercial paper borrowings are supported by the revolving credit agreement described below, and $400 million has been classified as long-term.

   The company has an $800 million revolving credit agreement with a group of banks terminating in November 1999. Interest rates on amounts borrowed vary depending upon the source and are based on any one of the Eurodollar, Certificate of Deposit or prime rates, at the company's option. The credit agreement contains various warranties and covenants that must be complied with on a continuing basis. The agreement requires a commitment fee on the unused portion of the credit line. At December 31, 1994, there were no borrowings under the agreement.

   In 1990, the company issued $250 million of 9.43% senior notes due September 1, 2000. The notes are unsecured and unsubordinated obligations of the company and are not redeemable by the company prior to the maturity date.

   At December 31, 1993, the company had short-term borrowings of $671.1 million, of which $667.7 million represented domestic commercial paper borrowings at an average interest rate of 3.3% maturing at various dates during 1994. The commercial paper borrowings were supported by revolving credit agreements and $500 million of the commercial paper borrowings was classified as long-term.

   A summary of long-term debt at December 31 follows:

(in thousands)                                          1994               1993
- -------------------------------------------------------------------------------
9.43% senior notes due 2000                         $250,000           $250,000
Commercial paper supported
   by bank revolving credit agreement                400,000            500,000
Other                                                  7,517              7,567
- -------------------------------------------------------------------------------
Total long-term debt                                $657,517           $757,567
===============================================================================



The company paid interest on its debt totaling $51.7 million in 1994, $33.8 million in 1993 and $38.4 million in 1992.

   The carrying amount of the company's commercial paper borrowings approximates fair value. The fair value of the company's 9.43% senior notes and other long-term debt at December 31, 1994 and 1993 totaling $257.5 million and $257.6 million, respectively, based on current borrowing rates for debt with similar terms and maturities is estimated to be $271 million and $308 million, respectively.


7. RENTAL EXPENSE AND LEASE OBLIGATIONS

Rental expense for property and equipment under all operating lease agreements was as follows:

(in millions)                                1994           1993           1992
- -------------------------------------------------------------------------------
Gross rental expense                       $114.4         $100.3         $109.0
Less: sublease revenue                       23.7           22.0           23.0
- -------------------------------------------------------------------------------
Net rental expense                         $ 90.7         $ 78.3         $ 86.0
===============================================================================

The company is committed under lease arrangements covering report of management report of independent auditors property, computer systems and office equipment. Certain of the lease arrangements, including the lease for the company's headquarters building, contain escalation clauses covering increased costs for real estate taxes and operating services.

   Minimum rental commitments under existing noncancelable leases with a remaining term of more than one year, including the company's headquarters building referred to in Note 5, are shown in the following table. The annual rental commitments for real estate through the year 2002 have been reduced by approximately $20 million of revenue from existing noncancelable subleases.

(in millions)
- -------------------------------------------------------------------------------
1995                                                                     $ 58.6
1996                                                                       52.0
1997                                                                       42.8
1998                                                                       34.2
1999                                                                       26.1
2000 and beyond                                                            86.5
- -------------------------------------------------------------------------------
Total                                                                    $300.2
===============================================================================


8. CAPITAL STOCK

The $1.20 convertible preference stock may be converted into common stock at the option of the shareholder at the rate of one share of preference stock for
3.3 shares of common stock.

   The number of common shares issuable for the exercise of stock options was 1,755,114 at December 31, 1994 and 2,054,087 at December 31, 1993. Under the
Directors' Stock Payment Plan, 19,388 common shares were reserved for issuance at December 31, 1994 and 20,000 at December 31, 1993.

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


9. STOCK PLAN AWARDS

The company has three stock option plans: the 1993 and 1987 Key Employee Stock Incentive Plans and the 1983 Stock Option Plan. The 1983 Plan, which provided for the granting

                                                                          46  47

of incentive stock options and nonqualified stock options to purchase 1,200,000 shares of the company's common stock, expired January 25, 1993 except as to options then outstanding.

   The 1993 and 1987 Key Employee Stock Incentive Plans provide for the granting of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock awards, deferred stock (applicable to the 1987 Plan only), or other stock based awards to purchase a total of 4,600,000 shares of the company's common stock -- 2,300,000 shares under each plan.

   The 1993 Directors' Stock Payment Plan requires that 20% of eligible Directors' annual retainer be paid in common stock beginning in 1994. Under this plan, a total of 20,000 shares of stock may be issued. Recipients of stock under this Plan are not required to provide consideration to the company other than rendering service and have the right to vote the shares and to receive dividends. The term of the plan is ten years.

   Restricted stock performance awards have been granted under the 1987 Plan. These restricted stock awards will vest only if the company achieves certain financial goals over various vesting periods. Recipients are not required to provide consideration to the company other than rendering service and have the right to vote the shares and to receive dividends.

   1994 option activity was as follows:

                                                     1987 Plan        1983 Plan
- -------------------------------------------------------------------------------
Outstanding at beginning of year                       947,781          452,144
Options granted                                        442,725              --
Less:
Options exercised                                      158,879           84,846
Options canceled and expired                            66,128           16,003
- -------------------------------------------------------------------------------
Outstanding at end of year                           1,165,499          351,295
- -------------------------------------------------------------------------------
Exercisable at end of year                             661,949          292,745
- -------------------------------------------------------------------------------
Shares of common stock reserved for
   issuance at beginning of year                     1,601,943          452,144
- -------------------------------------------------------------------------------
Shares of common stock reserved for
   issuance at end of year                           1,403,819          351,295
- -------------------------------------------------------------------------------
Price range of options outstanding
   at end of year                                    $52.44 to        $44.13 to
                                                        $69.75           $67.38
- -------------------------------------------------------------------------------
Price range of options
   exercised during year                             $52.44 to        $37.00 to
                                                        $69.75           $67.38
===============================================================================


A total of 117,976 restricted shares were issued at an average market value of $67.87 in 1994. In 1993, 98,209 restricted shares were issued at an average market value of $61.11. The awards are recorded at the market value on the date of grant. Initially, the total market value of the shares is treated as unearned compensation and is charged to expense over the respective vesting periods. For performance incentive shares, adjustments are also made to expense for changes in market value and achievement of financial goals. Unearned compensation charged to expense was $5.2 million for 1994, $3.0 million for 1993 and $3.0 million for 1992. Restricted shares outstanding at the end of the year were 274,947 shares in 1994, 271,120 shares in 1993, and 357,219 shares in 1992.


10. RETIREMENT PLANS

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

   For purposes of determining annual pension cost, prior service costs and the net asset at January 1, 1986 are being amortized straight-line over the average remaining service period of employees expected to receive benefits. The assumed return on plan assets of 9.5% is based on a calculated market-related value of assets, which recognizes changes in market value over five years.

   A summary of pension cost for the company's domestic defined benefit plans follows:

(in millions)                              1994             1993           1992
- -------------------------------------------------------------------------------
Service cost                             $ 16.4           $ 11.5        $ 10.6
Interest cost                              27.7             25.0          21.7
Return on assets:
Actual return                              (7.4)           (45.9)        (24.7)
Deferred                                  (37.5)             5.9         (12.1)
- -------------------------------------------------------------------------------
Recognized                                (44.9)           (40.0)        (36.8)
Amortization of net asset at 1/1/86        (6.1)            (6.1)         (6.1)
Amortization of prior service cost          1.2              1.1            --
- -------------------------------------------------------------------------------
Net negative pension cost                $ (5.7)          $ (8.5)       $(10.6)
- -------------------------------------------------------------------------------
Assumed rates -- January 1:
Discount rate (interest cost)             7 1/4%           7 3/4%        7 3/4%
Compensation increase factor              6                6             6
Return on assets                          9 1/2            9 1/2         9 1/2
===============================================================================

The company also has an unfunded supplemental benefits plan to provide senior management with supplemental retirement, disability and death benefits. Supplemental retirement benefits are based on final monthly earnings. Pension cost was $2.4 million for 1994, $2.2 million for 1993, and $1.9 million for 1992. The accumulated benefit obligation as of December 31, 1994 was $13.6 million including vested benefits of $12.5 million and the projected benefit obligation was $15.2 million.

   Total retirement plans cost was $36.7 million for 1994, $25.7 million for 1993 and $19.6 million for 1992.

   The funded status of the domestic defined benefit plans as of December 31 follows:

(in millions)                                           1994               1993
- -------------------------------------------------------------------------------
Actuarial present value of pension benefits:
Vested benefits                                      $(309.2)          $(322.1)
Non-vested benefits                                    (13.9)            (14.6)
- -------------------------------------------------------------------------------
Accumulated benefit obligation                        (323.1)           (336.7)
Additional amount related to projected
   compensation increases                              (19.6)            (22.9)
- -------------------------------------------------------------------------------
Projected benefit obligation                          (342.7)           (359.6)
Plan assets at market value -- primarily listed
   stocks and U.S. government obligations              486.1             485.7
- -------------------------------------------------------------------------------
Excess of assets over projected
   benefit obligation                                  143.4             126.1
Unrecognized net asset at 1/1/86                       (10.7)            (16.7)
Unrecognized prior service cost                          8.7               8.3
Unrecognized net gain                                  (56.6)            (40.6)
- -------------------------------------------------------------------------------
Prepaid pension cost at December 31                  $  84.8           $  77.1
- -------------------------------------------------------------------------------
Assumed rates -- December 31:
Discount rate                                          8 1/2%            7 1/4%
Compensation increase factor                           5 1/2             6
===============================================================================

The company has several foreign pension plans which do not determine the accumulated benefits or net assets available for benefits as disclosed above. The amounts involved are not material and are therefore not included.


11. POSTRETIREMENT HEALTHCARE AND OTHER BENEFITS

The company and its domestic subsidiaries provide certain medical, dental and life insurance benefits for retired employees and eligible dependents. The medical and dental plans are contributory while the life insurance plan is noncontributory. The company currently does not fund any of these plans.

   Postretirement benefits cost was $9.3 million in 1994, $12.6 million in 1993 and $20.2 million in 1992. A summary of the components of the cost in 1994, 1993 and 1992 follows:

(in millions)                              1994            1993            1992
- -------------------------------------------------------------------------------
Service cost                              $ 2.2           $ 2.4           $ 5.5
Interest cost                              10.6            12.8            14.7
Net amortization and deferral              (3.5)           (2.6)             --
- -------------------------------------------------------------------------------
Postretirement benefits cost              $ 9.3           $12.6           $20.2
===============================================================================

A summary of the components of the unfunded postretirement benefit obligation as of December 31 follows:

(in millions)                                            1994              1993
- -------------------------------------------------------------------------------
Retirees                                              $(100.9)          $(111.2)
Fully eligible plan participants                        (12.8)            (13.4)
Other active plan participants                          (18.8)            (19.1)
- -------------------------------------------------------------------------------
Total accumulated postretirement
   benefit obligation                                  (132.5)           (143.7)
Unrecognized net gain                                   (44.5)            (30.1)
Unrecognized prior service cost                         (24.7)            (27.2)
- -------------------------------------------------------------------------------
Accrued postretirement benefit obligation             $(201.7)          $(201.0)
===============================================================================

The assumed weighted average healthcare cost trend rate ranges from 11.0% in 1995 decreasing ratably to 5.5% in 2002 and remains at that level thereafter. Increasing the assumed healthcare cost trend rate by one percentage point in each future year would increase the accumulated postretirement benefit obligation at December 31, 1994 by $10.5 million and 1994 benefit expense by $1.1 million. The weighted average discount rate used to measure expense was 7.5% in 1994 and 8% in 1993; the rate used to measure the accumulated postretirement benefit obligation was 8.5% in 1994 and 7.5% in 1993.

   Effective in 1993, the company changed its healthcare plan for future retirees which contributed to a reduction in 1993 expense of $4.4 million after tax or $.09 per share. These changes reduced the accumulated postretirement benefit obligation by approximately $30 million, which is being amortized over the remaining eligibility period of the active plan participants.

                                                                          48  49


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

   McGraw-Hill's management maintains a system of internal accounting controls designed to provide reasonable assurance that the financial records accurately reflect the company's operations and that the company's assets are protected against loss. Consistent with the concept of reasonable assurance, the company recognizes that the relative costs of these controls should not exceed the expected benefits in maintaining these controls. It further assures the quality of the financial records in several ways: a program of internal audits, the careful selection and training of management personnel, maintaining an organizational structure that provides an appropriate division of financial responsibilities, and communicating financial and other relevant policies throughout the corporation. The financial statements in this report have been audited by Ernst & Young LLP, independent auditors, in accordance with generally accepted auditing standards. The independent auditors were retained to express an opinion on the financial statements, which appears in the next column.

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


/s/ ROBERT J. BAHASH

ROBERT J. BAHASH
Executive Vice President and Chief Financial Officer


REPORT OF INDEPENDENT AUDITORS


THE BOARD OF DIRECTORS
AND SHAREHOLDERS OF MCGRAW-HILL, INC.

We have audited the accompanying consolidated balance sheets of McGraw-Hill, Inc. as of December 31, 1994 and 1993, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The 1992 financial statements of the Macmillan/McGraw-Hill School Publishing Company (in which the company had a 50% interest in 1992) were audited by other auditors whose report has been furnished to us; insofar as our opinion on the consolidated financial statements for 1992 relates to the data included for Macmillan/McGraw-Hill School Publishing Company, it is based solely on their report.

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

   In our opinion, based on our audits and the report of other auditors (for the period referred to above), the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of McGraw-Hill, Inc. at December 31, 1994 and 1993, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

   As described in Note 1 to the consolidated financial statements, in 1992 the company changed its method of accounting for income taxes, postretirement benefits other than pensions and postemployment benefits.


                                                           /s/ ERNST & YOUNG LLP


New York, New York
February 2, 1995

SUPPLEMENTAL FINANCIAL INFORMATION
Quarterly Financial Information (unaudited)




                                                                First        Second           Third       Fourth         Total
(in thousands, except per-share data)                         quarter       quarter         quarter      quarter          year
- ------------------------------------------------------------------------------------------------------------------------------
1994
Operating revenue                                            $559,774      $648,279        $855,517     $697,299    $2,760,869
Income before taxes                                            25,454        81,702         153,338       84,946       345,440
Net income                                                     14,967        48,041          90,162       49,949       203,119
Earnings per share                                               0.30          0.97            1.82         1.01          4.10
- ------------------------------------------------------------------------------------------------------------------------------
1993
Operating revenue                                            $466,947      $490,907        $554,969     $682,630    $2,195,453
Income/(loss) before taxes (Note a)                            26,614        71,748        (108,804)      76,721        66,279
Net income/(loss) (Note a)                                     15,250        43,177         (91,868)      44,882        11,441
Earnings per share                                               0.31          0.88           (1.87)        0.91          0.23
- ------------------------------------------------------------------------------------------------------------------------------
1992
Operating revenue                                            $454,808      $484,275        $532,724     $578,684    $2,050,491
Income before taxes                                            21,579        64,214         103,497       77,997       267,287
Income before cumulative adjustment                            12,365        36,794          59,304       44,692       153,155
Cumulative effect of changes in accounting (Note b)          (124,587)           --              --           --      (124,587)
                                                             --------      --------        --------     --------    ----------
Net income/(loss)                                            (112,222)       36,794          59,304       44,692        28,568
Earnings per share:
   Income before cumulative adjustment                           0.25          0.75            1.22         0.91          3.13
   Cumulative adjustment                                        (2.55)           --              --           --         (2.55)
                                                             --------      --------        --------     --------    ----------
   Net income/(loss)                                            (2.30)         0.75            1.22         0.91          0.58
==============================================================================================================================

(a) The third quarter of 1993 includes unusual charges related to the acquisition of the additional 50% of Macmillan/McGraw-Hill School Publishing Company of $229.8 million ($160.8 million after taxes, or $3.27 per share). See
Note 2.

(b) The first quarter 1992 cumulative adjustment is comprised of after-tax charges for changes in accounting for postretirement benefits of $109.5 million or $2.24 per share and postemployment benefits of $15.1 million or $.31 per share. See Note 1.



HIGH AND LOW SALES PRICES OF MCGRAW-HILL COMMON STOCK ON THE NEW YORK STOCK EXCHANGE*



                                         1994               1993                 1992
- -------------------------------------------------------------------------------------
First quarter                $73     - 64 1/2   $63 7/8 - 56 1/2     $63 3/8 - 56 1/2
Second quarter                69 7/8 - 62 1/2    64 3/8 - 55 1/4      66 1/2 - 57 1/2
Third quarter                 77 1/4 - 66 3/8    69 7/8 - 58 3/8      59 3/8 - 53
Fourth quarter                74 3/4 - 63 7/8    75 1/4 - 65 3/4      63 1/4 - 57 1/2
- -------------------------------------------------------------------------------------
Year                          77 1/4 - 62 1/2    75 1/4 - 55 1/4      66 1/2 - 53
=====================================================================================

* The New York Stock Exchange is the principal market on which the company's shares are traded.