Form 10-K, Exhibit 13
period 1995-12-31
MCGRAW-HILL COMPANIES INC
filed 1996-03-26
CIK 64040

                                                                    Exhibit (13)

                                                                                        PAGE IN
                                                                                     ANNUAL REPORT
                                                                                    ---------------
Business (Textual Material)                                                          4 through 24

Management's Discussion and Analysis                                                26 to 31 and 34
Eleven Year Financing Review                                                           32 and 33
Consoldiated Statement of Income                                                          35
Consolidated Balance Sheet                                                             36 and 37
Consolidated Statement of Cash Flows                                                      38
Consolidated Statement of Shareholders' Equity                                            39
Notes to Consolidated Financial Statements                                              40 to 46
Reports of Management                                                                     47
Report of Independent Auditors                                                            47
Supplemental Financial Information                                                        48

THE MCGRAW-HILL COMPANIES
AT-A-GLANCE

                    GROUP AND KEY MARKETS                 LEADING BRANDS
=================================================================================================================================
FINANCIAL SERVICES  FINANCIAL INFORMATION                 Standard & Poor's Compustat        J.J. Kenny Evaluation Services
                    SERVICES GROUP                        Standard & Poor's ComStock         J.J. Kenny Information Services
                    Investors, corporations, govern-      CUSIP Service Bureau               MMS International
                    ment agencies, financial institu-     DRI/McGraw-Hill                    Platt's
                    tions, brokers, unit investment       Standard & Poor's Equity Services  Standard & Poor's Securities, Inc.
                    trusts, commodity, securities and     J.J. Kenny Drake
                    foreign exchange traders, libraries.
---------------------------------------------------------------------------------------------------------------------------------
                    STANDARD & POOR'S                     Corporate Ratings                  Public Finance Ratings
                    RATINGS SERVICES                      Financial Institutions Ratings     Ratings Information Services
                    Global capital markets and            Insurance Ratings                  Structured Finance Ratings
                    related risk assessments.             International Ratings
=================================================================================================================================
EDUCATIONAL         EDUCATIONAL PUBLISHING                Macmillan/McGraw-Hill              McGraw-Hill/London House
AND PROFESSIONAL    Elementary, secondary, testing,       Glencoe/McGraw-Hill                McGraw-Hill School Systems
PUBLISHING          vocational, post-secondary, and       CTB/McGraw-Hill                    McGraw-Hill College Division
                    college fields.                       SRA/McGraw-Hill

---------------------------------------------------------------------------------------------------------------------------------
                    INTERNATIONAL PUBLISHING              McGraw-Hill Interamericana
                    Educational and professional          McGraw-Hill Europe
                    markets in Asia, Latin America,       Tata McGraw-Hill
                    Europe and Canada.                    McGraw-Hill Ryerson
---------------------------------------------------------------------------------------------------------------------------------
                    PROFESSIONAL PUBLISHING               Professional Book Group            Continuing Education Center
                    Engineering, science, medicine,       Business/McGraw-Hill               Shepard's/McGraw-Hill
                    law, healthcare, computer techn-      Osborne/McGraw-Hill
                    ology, business, and government.      Computing/McGraw-Hill
=================================================================================================================================
INFORMATION AND     BROADCASTING GROUP                    KMGH-TV (Denver)                   KERO-TV (Bakersfield)
MEDIA SERVICES      Network-affiliated stations in        KGTV (San Diego)                   WRTV (Indianapolis)
                    Denver, Indianapolis, San Diego
                    and Bakersfield.
---------------------------------------------------------------------------------------------------------------------------------
                    BUSINESS WEEK GROUP                   Business Week
                    Business professionals and            Business Week International
                    advertisers worldwide.                Business Week Online
---------------------------------------------------------------------------------------------------------------------------------
                    CONSTRUCTION INFORMATION              F. W. Dodge                        Construction News Publishing Network
                    GROUP                                 Sweet's Group
                    Architects, engineers, contractors,   Architectural Record
                    real estate owners, developers,       Engineering News-Record
                    investors, and building products
                    manufacturers.
---------------------------------------------------------------------------------------------------------------------------------
                    PUBLICATION SERVICES                  Aviation Week & Space              Electrical World
                    GROUP                                   Technology                       Postgraduate Medicine
                    Professionals and corporate execu-    BYTE                               The Physician and Sportsmedicine
                    tives around the world in aviation,   LAN Times                          Hospital Practice
                    computers and communications,         Data Communications                Datapro Information Services Group
                    healthcare, and science and tech-     Chemical Engineering                 National Software Testing
                    nology markets.                       Modern Plastics                        Laboratories, Inc.
                                                          Power                              Northern Business Information
---------------------------------------------------------------------------------------------------------------------------------
                    TOWER GROUP                           Tower Group
                    INTERNATIONAL                         Tower Group International Canada,
                    Major North American importers          Inc.
                    and exporters.
---------------------------------------------------------------------------------------------------------------------------------

MARKET FACTORS
==========================================================================
Strength of equity and bond markets to impact transaction volume and stimulate demand for information. Growing global investments and popularity of mutual funds create demand for market information and analysis. Worldwide installed base of screens from major quote vendors provides multiple and growing distribution channels. SEC demand for greater price transparency in municipal bond market creates new opportunities to reach individual investors.
--------------------------------------------------------------------------
Growth of global financial markets fueled by bank disintermediation; privatization of state-owned enterprises; and establishment of market economies throughout the world. Growth in nontraditional financial markets (e.g., project finance, counterparty risk, asset-backed securities). New measurements of credit and market risk gain wider acceptance. Growing regulatory pressures/requirements by SEC. Level of transaction volume in U.S. bond market. Growth of indigenous local capital markets.
==========================================================================
Improving standards of academic achievement. Spending on textbooks is increasing. Growing use of multimedia technology in schools. Federal funding will continue to foster use of technology in education. Enrollments will increase: K-8 will grow to 38.8 million in 1999; 9-12 will climb to 15.5 million in the same period. Fragmenting national testing marketplace will put more emphasis on state-specific customized programs. College enrollments will remain flat at 15 million through 1997, then grow to nearly 16 million by 2002. Increasing demand for customized course materials and multimedia products in college markets.
--------------------------------------------------------------------------
Economic growth in Latin America, Asia and Europe. Enrollments in secondary and college markets increasing dramatically. Continued demand for English language training material and technical and professional information in indigenous languages.
--------------------------------------------------------------------------
Demand for technical and professional information in medicine, engineering, business, science, computing and law is increasing. New opportunities in online distribution of technical and professional products.
==========================================================================
Changing affiliation in Denver and Bakersfield (from CBS to ABC) will improve demographic ratings as well as increase network compensation. Political advertising will add to overall demand in each of our markets. Consumer confidence, auto sales, and home sales levels will be key determinants of total market advertising demand in 1996.
--------------------------------------------------------------------------
Corporate profits impact advertising expenditures. Moderate growth in domestic print advertising. New growth opportunities in international publishing, particularly in Asia and Latin America. Growing sales of personal computers with modem and CD-ROM drives and digital network expansion will create opportunities. Extend franchises into non-magazine formats.
--------------------------------------------------------------------------
Primary business focused on non-residential construction which is less susceptible to shifts in interest rates. Increased demand for timely delivery of information; customers converting from print to electronic services. New products reflect increased emphasis on speed, accuracy and ease of use. Delivery media now include on-line, CD-ROM and fax, as well as traditional print and microfilm. Information product growth to exceed general construction growth. Intensifying competition in the marketplace.
--------------------------------------------------------------------------
Global information technology market projected to grow 10% annually for rest of decade. New product introductions, rapid growth of home computer market key to gains in computer and communications field. Growth in commercial and business aviation to help offset slow growth in aerospace and cut backs in defense. Shift to managed care creates new opportunities to provide clinical and business information. Growing worldwide demand for information on plastics, chemicals, energy. Commercialization of networks provides opportunity to reach new readers.
--------------------------------------------------------------------------
Projected strong growth in international trade throughout the rest of the decade. Market for third party logistics management continues to grow rapidly. Advent of North American Free Trade Zone and GATT will increase demand for logistic services. Modernization of U.S. Customs will shift focus from transaction-monitoring to audit-based system.
--------------------------------------------------------------------------

                               FINANCIAL SERVICES

VITAL TO THE VIGOROUS GLOBAL FINANCIAL MARKETPLACE AND FLOURISHING AS A RESULT

"Another record-breaking day." In the news reports on U.S. equity markets that statement was heard more often than ever before in 1995. Investment activity boomed and the volume of financial information -- covering an ever-increasing array of financial instruments and financial markets -- mounted to unparalleled proportions.

    Could the global economy operate without financial services from The McGraw-Hill Companies? Not easily. The information and analysis provided are vital. The reputations of the brand names underlying that information and analysis are peerless. Many of those brands rank number one in their market segments.

    The financial services of The McGraw-Hill Companies encompass stocks, bonds and other debt, currency exchange and commodities. Financial services units assess the investment quality of and outlook for individual issues, well-established and emerging industries, nations and geographic regions -- well-developed and developing. They continue to create a broader portfolio of risk evaluation products and expand information services.

    The revenue of the Financial Services business segment rose 5.5% to $786.8 million, while operating profit increased 6.3% to $230.9 million -- both record highs. There was notable progress in international markets. Offices were added, and marketing reach was extended in other ways. Financial Services operations now have a substantial number of offices and employees outside the U.S.

FINANCIAL INFORMATION SERVICES GROUP

Favorable trends in most of its markets and the turnaround of a key operation led to significant revenue and profit gains in the Financial Information Services Group.

    The continuing evolution to an open distribution policy helped spur the group's growth in 1995. The group reached more computer terminals than ever before -- and provided more data and analysis, as a result of new products and development of new markets.

EQUITY SERVICES: MORE DATA, MORE CHOICES

Equity Services has flourished along with the equity marketplace its units serve by delivering more data in more forms and creating new indices to track investment performance.

    In addition to vastly improving the print edition of its popular Standard & Poor's Stock Reports, Standard & Poor's inaugurated an electronic version. It later made its Standard & Poor's Research Reports available online to users of IBM-compatible computers.

    The Standard & Poor's family of index products also continued to grow -- and spawn novel ways for money managers to fine-tune their portfolios.

    - The S&P 1500 Super Composite Index, which debuted in May, was developed to provide a broad overview of stock market activity.

    - A new series of portfolio depository receipts called Midcap SPDRs began trading on the American Stock Exchange in May, and the Chicago Board Options Exchange (CBOE) introduced options on the S&P SmallCap 600 Index in June.

    - Two other index products were added in November: S&P-BARRA Growth and Value Index futures, traded on the Chicago Mercantile Exchange, and options, traded on the CBOE.

    Such new applications of the Standard & Poor's brand generate new revenues through license fees and royalties. Development of industry sector, country and geographic region indices is under way in response to the demand for new benchmarking data and investment vehicles identified by the brand.

    Standard & Poor's pre-eminence also sparked several new alliances.

    - Bear, Stearns & Co., one of Wall Street's top firms, launched a new mutual fund in April under an exclusive licensing agreement with Standard & Poor's. Called the S&P STARS Portfolio, it is the only fund using S&P's five-point Stock Appreciation Ranking System (STARS) to determine investment opportunities.

    - The Financial Times, one of the world's leading business newspapers, and Goldman Sachs & Co., a prominent global investment banking firm, invited Standard & Poor's to join them as co-publisher of a key, internationally recognized group of indices -- now called The Financial Times/Standard & Poor's Actuaries World Indices.

    - Reuters Money Network, the largest online service dedicated to personal investing, introduced the Standard & Poor's On-Line Adviser to its subscribers.

    Standard & Poor's Compustat also turned in a stellar performance. It achieved double- digit earnings gains, benefiting from improved versions of its successful software products and expanded sales efforts in international markets. Compustat's definitive database of information on more than 22,000 companies around the globe draws heavily from other nonproprietary Standard & Poor's resources.

FINANCIAL DATA SERVICES: NEW CHANNELS TO GLOBAL GROWTH

The most global unit of The McGraw-Hill Companies, Financial Data Services extended its leadership positions and reach further in 1995. Exemplifying the group's worldwide presence, in China it provides its products in Mandarin Chinese for that country's rapidly growing financial markets.

    MMS International, which offers up-to-the-minute market moving analysis, data and news on debt and currency markets worldwide, opened its 13th office (in Shanghai, China). It also added products in emerging Asian, European and Latin American markets and initiated coverage in South Africa. MMS has become the number one service of its kind on the Bloomberg, Knight Ridder, Reuters and Telerate networks, reaching some 340,000 screens.

    Platt's implemented the open distribution policy Financial Information Services adopted in 1994, and its services are now available on the same networks that MMS serves, substantially increasing its presence worldwide. Platt's services formerly were available only on Standard & Poor's ComStock.

    In addition, Platt's launched the first daily news service for the petroleum industry in Latin America and extended its coverage of commodities markets to include electricity futures. Platt's is the leading source of oil product price data, news and other petroleum industry information.

    Standard & Poor's ComStock, which provides real-time data from more than 80 markets and exchanges worldwide, plans to increase its redistribution channels, which already include CNN and Prodigy. It expects to tap other Standard & Poor's resources to continuously augment its databases and develop applications tailored to customer needs.

MUNICIPAL SECURITIES SERVICES: SUCCESS IN A DOWNSIZED MARKET

The stature and scope of Municipal Securities Services -- provided under the J.J. Kenny banner -- sustained their success despite a contracting marketplace, both in terms of dealer participants and new issues. Several leading investment banking firms have closed or downsized municipal finance departments.

    Reflecting new steps to extend online distribution from the unmatched Kenny database, the "J.J. Kenny Drake Digital Data Feed" began supplying the internal networks of client brokerage firms. Later, in cooperation with Reuters, Kenny introduced a new municipal securities information service (MuniMarket) for users of Reuters terminals. It is the first of several new joint services the companies envision. In addition, KENNYBASE data are now available to Bloomberg subscribers.

    In response to the Securities and Exchange Commission's call for improved information disclosure in municipal bond trading, the Public Securities Association (PSA) selected J.J. Kenny to develop and operate a new service, called Standard & Poor's/PSA Municipal Bond Service. For a small fee, individual investors can obtain price information on municipal bonds by calling: 1-800-BOND INFO.

    The PSA is an international trade association of banks and brokerage firms.

    On January 1, 1996, new SEC rules expanding disclosure requirements for municipal bond dealers went into effect. Kenny and Standard & Poor's Ratings Services have jointly introduced products to help dealers monitor developments affecting issues and meet the new standards.

    The CUSIP Service Bureau, operated by Standard & Poor's for the American Bankers Association, introduced a CD-ROM directory product and an electronic application filing service. The standard identification system it provides for the securities industry is extending its universe as global financial markets expand.

DRI/MCGRAW-HILL: PROFITS FROM A NEW PERSPECTIVE

DRI/McGraw-Hill's program to broaden the customer base for its economics-driven information and consulting services helped put the unit back on a growth path in 1995 -- with favorable prospects.

    Increasingly, DRI is meeting the business planning, forecasting and benchmarking needs of operating unit presidents, chief financial officers and marketing departments. Economists and strategic planners had been its prime focus in the corporate market. It also has improved the integration of its operations -- now almost equally divided among publications, data services and consulting.

    Meanwhile, DRI achieved robust gains in services to the auto industry and added substantial new contracts in the public sector, two of its traditional strengths. In April it was awarded the largest consulting contract in its 27-year history -- an assignment to help the Malaysian government chart a 10-year master plan for its thriving economy. It also won a contract to help guide Morocco's economy over the next decade.

STANDARD & POOR'S RATINGS SERVICES

In the face of challenging market conditions worldwide, Standard & Poor's Ratings Services -- the world's leading credit rating agency -- posted record revenues and profits in 1995. Those gains reflected the success of Ratings Services' efforts to diversify its product line and revenue base, continuing to reduce its reliance on debt issues. The global scope of its activities has been another significant plus.

    While the first half of 1995 witnessed sluggish debt issuance in most U.S. markets, falling interest rates in the second half contributed to a strong rebound among corporate issuers. The public finance market was down 4% from 1994. In structured finance, asset-backed volume reached a record, but that was offset by a severe decline in mortgage-backed issuance.

    Outside the U.S. the picture was also challenging, especially in the emerging markets sector, slow to rebound from problems in Mexico. In addition, several banking systems, including those in Japan and France, faced challenges that strained capital market conditions further.

    Interest rates fell in Europe in the second half of the year, fueling Eurobond issuance, and there were some encouraging signs in Latin America and Asia. Importantly, the number of sovereign ratings rose substantially in 1995, a positive sign for further rating activity.

    Nontraditional ratings continued to play a key role in company growth. Demand for ratings of insurance company debt and claims paying ability was strong, and Ratings Services enhanced its quantitative rating system of life/health and property/casualty companies to include the full scale from AAA to D. It now rates more insurance companies worldwide than any other agency.

  In addition, several other products showed gains:

    - Ratings of derivative product companies, which are structured to engage in sophisticated investment management activities;

    - Market risk ratings of mutual funds, in both U.S. and international markets;

    - Project finance ratings (which focus on such infrastructure needs as electric power and telecommunications facilities), especially in Asia;

    - Corporate credit ratings used for purposes other than debt issuance;

    - Private placement ratings.

  Other efforts to diversify Ratings Services' product line and meet the needs stemming from changing market conditions included:

    - Introduction of Standard & Poor's Bank Loan Rating Service, the first rating scale designed specifically for the $665 billion bank loan market (the service takes into account the value of collateral and other protective features commonly provided to bank lenders);

    - A joint venture with another unit of The McGraw-Hill Companies, J.J. Kenny, to meet new SEC disclosure requirements for secondary market trading in public finance.

    A traditional business added an electronic product. Ratings Services signed an agreement with Disclosure Progress Corporation to provide ratings information on CD-ROM, to be updated monthly, covering about 20,000 municipal bond issuers. Meanwhile, Standard & Poor's Ratings Information Services posted strong growth in its publishing activities to meet the wide array of information needs of investors and other market participants.

    Ratings Services took several steps to further improve its position in global capital markets. In late 1995 it acquired the 50% interest it didn't own in S&P-ADEF, the leading rating agency in France; opened a Singapore office, its fourth in the Pacific Basin; and continued to develop affiliate relationships with rating agencies in emerging markets. It currently works with local agencies in Argentina, India and Thailand, and expects to announce additional relationships in 1996.

    The widespread acceptance of Standard & Poor's Ratings Services in U.S. capital markets, combined with its increasing presence worldwide and commitment to expand its product line, provides a solid foundation for continued growth. It is positioned to be the breakaway leader by the turn of the century not only in ratings but also in risk evaluations and related information products.

                                EDUCATIONAL AND
                            PROFESSIONAL PUBLISHING

BASIC STRENGTHS AND THE SEARCH FOR NEW WAYS TO SERVE A UNIVERSAL NEED LEAD TO RISING PROFITS

While teaching theories and practices change, belief in the pre-eminent value of education persists worldwide -- and the importance of lifelong learning has never been more widely recognized. The McGraw-Hill Companies, a longstanding leader in education, has never had more opportunities.

    In 1995 the grades on Educational and Professional Publishing's report card were commendable. This business segment achieved an operating profit increase of 29.3% to $162.6 million, while revenue climbed 6.3% to $1.2 billion. If not for the economic problems that beset Mexico, where Educational and Professional Publishing has a strong and sizable presence, the gains would have been even more impressive.

    A realigned management team continued to integrate operations and implement efficiencies that improved margins. Results also benefited from substantial ongoing investments in product development as well as favorable trends in most key markets. CD-ROM, online, video and other nonprint products again accounted for a rising share of total revenue. International sales, excluding Mexico, continued to rise, and the outlook for global growth is particularly bright.

EDUCATIONAL PUBLISHING: STAYING AT THE TOP OF THE CLASS

The outlook for The McGraw-Hill Companies, the largest elementary and high school publisher in the U.S., is clearly positive. Most regions of the country are in sound fiscal health, of key importance since state and local funds account for more than 90% of the spending for elementary and high school education. El-hi enrollment is rising more than 1.5% annually, and education is a priority -- with renewed emphasis on skills and core subjects.

    Year-to-year changes in buying patterns affect industry-wide educational sales. In 20 states (called "adoption" states), school districts buy books, in multi-year cycles, guided by state-approved lists. In 30 states ("open territory") school districts or schools plan their purchases of educational materials individually.

    There was a busy schedule of purchases in key adoption states during 1995, and the elementary and secondary publishing division competed very well. It posted double-digit gains in both sales and earnings. Adoption activity will slow in 1996 and resurge in 1997, with the long-term trend of sales firmly upward.

    The College Division, among the leaders in college publishing, competes in a very different environment. Its marketplace is under pressure because of minimal enrollment growth, budget strains on students, availability of used books, book sharing, and the rapid evolution of information technology. Nevertheless, it has armed itself to surpass industry performance in 1996 and beyond.

ELEMENTARY AND SECONDARY DIVISION -- HIGH SCORES

A leader across the board in the core curriculum areas -- reading, math, science, social studies -- as well as music and health studies, the Elementary and Secondary Division scored a series of adoption successes during 1995. Texas alone, one of the three biggest textbook markets, accounted for $62 million in revenue, a 27% market share, leading all competitors. In open territory states, sales performance outpaced the industry.

    Because of its product breadth, the division has a larger sales force and stronger open territory sales coverage than its competitors -- advantages becoming even more important as an increasing number of school districts switch to a school-by-school textbook selection process.

    It already is ahead of competitors in integrating print, software and video solutions to meet educational needs -- with a growing list of products. Macmillan/McGraw-Hill, the elementary school unit, is adding to a multimedia literature program for grades 3-6 with a program for grades 1-2. A social studies CD-ROM for grades 3-6 and social studies video disks for grades K-6 are slated for 1996 introduction. Glencoe/McGraw-Hill, the secondary school publishing unit, is publishing new CD-ROM products in biology, chemistry, foreign language instruction and social studies.

    Investments in market research and product development escalated in 1995 in preparation for 1997 adoptions. A new generation of elementary school reading and social studies programs and secondary school math, science, social studies and foreign language programs will be introduced.

    The division's in-house desktop publishing unit, started several years ago, has become one of the industry's largest and most productive. In addition to controlling costs, it allows fast response to emerging market opportunities. For example, a math program produced quickly at low cost in 1995 won a leading share of the California middle school adoption.

COLLEGE DIVISION -- BETTER GRADES

The College Division posted a second year of improved results. Through more effective marketing, a revitalized sales effort, reduction of expenses and increased distribution efficiency, profits improved significantly.

    Most important, the division strengthened its product lines- in the number and quality of new titles, in the quality of textbook revisions, and in the breadth of alternative media. The number of new titles planned for publication rose 25%. In 1996 the division will offer more new titles than at any time in its history.

    To meet its objectives, the division is emphasizing quick identification of changing needs, fast action and innovation -- in product development, marketing and distribution. On scores of campuses it is establishing long-term consulting relationships that better serve customer needs and broaden sales opportunities. The division is in the forefront of initiatives to increase electronic dissemination of educational information -- in partnership with institutions and bookstores -- while using complementary print media more efficiently. The databases of The McGraw-Hill Companies provide a significant competitive advantage.

    The pioneering Primis Custom Publishing division, started four years ago, is the College Division's fastest growing business and the market leader. More than 1,400 institutions now use Primis products, and over 2,400 institutions have been served by its other custom products.

PROFESSIONAL PUBLISHING: STRONG SALES IN ASIA

With 23 publishing centers around the globe providing products in 16 languages, the Professional Publishing Group is the leading U.S. publisher of educational products for international markets. But an important strength became a temporary liability in 1995. Because of the leadership position of The McGraw-Hill Companies in Spanish-language publishing, Mexico's problems translated into an adverse short-term impact.

    Asia, in contrast, was the scene of continuing gains, aided by favorable market dynamics, titles in demand and a strong sales force advantageously structured into specialty areas. Strengthening its position in Asia further, the group will increase its stake in a co-venture in India to a majority equity interest in 1996. India has become an important publishing center.

    The group works closely with other units of The McGraw-Hill Companies in product development and uses their circulation databases in its marketing efforts. The availability on the Internet of the group's catalog (with information on more than 9,000 titles), along with effective telemarketing and direct mail campaigns, has helped spur sales. The group has also responded to surging use of the Internet by publishing successful titles on the subject.

    Now in its third edition (with more than one million copies in print), The Internet Yellow Pages, the best-selling book about the Internet, spawned three special editions-one focused on health, fitness and medicine; one on science, research and technology; and the third for children and their parents.

    Meanwhile, the group has been steadily building a profitable CD-ROM product list, now numbering in the hundreds. It introduced a CD-ROM edition of Harrison's Principles of Internal Medicine, the best-selling medical textbook in the world, plus a version linked to U.S. Pharmacopeia's extensive drug-information database. Both products exceeded sales targets.

    Other notable successes included two CD-ROM products introduced in 1994 primarily for the library market: McGraw-Hill's Multimedia Encyclopedia of Science and Technology, and Science Navigator.

    Stretching to another important audience, the group launched a new imprint, Training McGraw-Hill, with immediate success. Twenty titles for corporate trainers and organizational consultants were published during 1995 in association with the American Society for Training & Development.

LEGAL INFORMATION: STRESSING CORE STRENGTHS

At midyear Shepard's/ McGraw-Hill, one of the nation's leading providers of legal information, announced its intention to focus totally on its core citations business and divest its other, lower-margin products (principally newsletters, treatises and software). The divestiture of those products was completed in December.

    Shepard's has broadened and upgraded its core products significantly over the 1993-95 period, reflecting an ongoing multimillion-dollar commitment by The McGraw Hill Companies to enhance its computing power, database and electronic media. The Shepard's database currently contains more than 250 million citations (court records) tracing the history of all decisions in all state and federal appellate courts.

    In September, Shepard's issued a revised Federal Citator, a major product covering all federal courts except the Supreme Court, in a 21-volume print edition and a CD-ROM version with an update feature. At year-end the Shepard's product list included CD-ROM editions covering all 50 states, plus federal courts. They are updated and issued monthly. Several new electronic products will reach the market in 1996.

    In addition, Shepard's products are available through the Lexis/Nexis and Westlaw online services and through "ShepNet," a bulletin board service on the Internet.

                                INFORMATION AND
                                MEDIA SERVICES

A WEALTH OF RESOURCES EXTENDS THE DEFINITION AND DIMENSIONS OF MULTIMEDIA

The Information and Media Services business segment posted gains for the second straight year. Operating profit rose 6.3% to $115.1 million on a revenue increase of 7.0% to $912.9 million. An upturn in advertising revenues and new advertisers -- particularly in the high tech sector -- helped boost results, while the drive to reduce dependence on advertising dollars made notable progress.

    The units in this business segment, at the forefront in providing vital information and analysis in the industries and fields they cover, also stand in the technological vanguard -- a strength now seen throughout The McGraw-Hill Companies. They not only report on the Information Age revolution with particular insight but are active participants -- and frequently leaders -- in it as well.

    They use all of the electronic avenues to information gathering, storage, interpretation, packaging and dissemination, and the share of their revenues generated by nonprint media continues to increase.

    At the same time, they prove the enduring power of print and face-to-face communication. As they present more conferences and chat sessions online, they are sustaining a robust schedule of successful "live" conferences and symposiums.

BUSINESS WEEK: AN OUTSTANDING YEAR

Business Week wrote an upbeat performance story in 1995: higher circulation, substantially higher ad volume and net advertising revenues, more editions targeted to specialized audience segments, and auspicious journalistic accomplishments. That all added up to the best year for Business Week since 1990.

    With its first 1996 issue Business Week began to deliver a guaranteed worldwide rate base of one million, the only business magazine to attain that milestone. The total reflects an 870,000-copy North American and 130,000-copy international rate base.

    Global expansion is accelerating in several ways. Business Week International is available in the English language in four regions: Asia, Europe, Latin America and the Middle East. Nearly half of the content of the Asian, European and Latin American editions is customized to the international region served.

    In addition, licensees publish monthly local-language edit-ions in China, Poland and Russia, and Le Point magazine in France includes a special 16-page Business Week section for 40,000 executive readers.

    Business Week also is extending its franchise in the U.S. During 1995 it produced three "Enterprise" editions (for 175,000 small-business readers, plus distribution of 100,000 copies through the Office Depot retail chain). Frequency will increase in 1996.

    Meanwhile, both its "Elite" edition (tailored for 300,000 upper-tier net worth readers and appearing 13 times annually) and "Industrial Technology" edition (appearing 18 times annually) achieved record advertising revenues. Advertisers that appear in special editions and international editions pay premium rates.

    Other specialized editions are in development. In addition, the magazine's custom publishing unit and schedule of executive conferences, conducted with prominent co-sponsors, continue to expand.

    The 1995 gains allowed increases in both advertising rates and subscription fees beginning in 1996. Business Week is now promoting itself more aggressively. Its positioning: "Beyond news. Intelligence."

    Business Week Online, introduced in January 1995 on America Online, was awarded the 1995 Information Industry Association "Hot Shot Award" as the best online magazine, reflecting the success it has achieved. Business Week also has joined the growing family of The McGraw-Hill Companies' publications with World Wide Web sites on the Internet.

PUBLICATION SERVICES: BUILDING ON A GLOBAL EDGE

With approximately four million readers in more than 120 countries, editorial bureaus throughout the world, vast databases and publications ranking among the most authoritative within their purviews, Publication Services is the leading global business-to-business publisher.

    Information services not dependent on advertising revenues -- such as database-driven information products, newsletters, conferences, books and directories -- now account for about half of the group's revenues. 1995 additions included conferences presented by Aviation Week & Space Technology on CompuServe, an online service with subscribers worldwide, and a breakthrough CD-ROM from Datapro Information Services that contains more than 200 unclassified U.S. government documents and directives relating to electronic information security.

    Computer and communications technologies remain a core focus. In its 20th anniversary year BYTE magazine continued its international expansion, adding BYTE Romania and BYTE Venezuela to its roster of foreign-language editions produced under license; there are now 17.

    Data Communications introduced an Asia-Pacific edition and opened bureaus in Singapore and Israel, center of the largest grouping of networking vendors outside the U.S. A Data Communications offshoot, a magazine called tele.com, targeted to telecommunications executives and technical managers worldwide, will debut in April 1996. From the outset, tele.com will be accompanied by additional related products such as conferences, seminars and a newsletter.

    Publication Services reinforced its position in engineering and science, another core domain. A supplement to Chemical Engineering published since 1992, Environmental

Engineering World, became a stand-alone bimonthly. Modern Plastics International had a record year in revenue, profit and advertising pages. And the Energy Group continued to launch new products, including Information Technologies for Utilities and Electricity Alert, a real-time online electricity pricing product.

    The acquisition of Hospital Practice, a leading medical magazine, advanced the Healthcare Publications Group's efforts to serve the burgeoning managed care market, extending its presence in another area with strong growth projections. The group publishes two other medical publications, plus other informational materials and educational programs for physicians.

    In addition, Datapro's comprehensive database on information technology is being leveraged into markets such as aviation, healthcare, utilities and chemicals. An example is an alliance with MDB Information Network and Andersen Consulting to assist hospital managers responsible for information technology purchases and applications.

CONSTRUCTION INFORMATION: A TRANSFORMATION MOVES FORWARD

Building on a solid foundation of renowned brand names and services, the Construction Information Group continued its emphasis on electronic products and strategic alliances.

    The group posted gains in revenue, reversing the previous year's decline. It expects to benefit in 1996 from a more favorable level of construction contracts and heightened emphasis on its core competencies -- information acquisition and management, sales and marketing excellence, product management and customer relationship enhancement.

    F.W. Dodge's Dataline(2) -- the most extensively used online service in the construction industry -- is the group's fastest growing product. It covers 600,000 building projects.

    For the first time in several years the Sweet's Group, a provider of building product information, recorded gains in its print editions. At the same time, the growth of electronic products continued. SweetSource, the two-year-old CD-ROM, retained 75% of its advertisers and posted very strong growth in new sales.

    Reflecting Sweet's value to the architectural community, an alliance was initiated with

Autodesk, one of the world's largest software companies, to create a new CD-ROM product, Design Blocks. In joint development for 1996 introduction, it will allow architects to achieve new levels of productivity by speeding the process of integrating product information into CAD (computer-aided-design) drawings.

    The group's construction publications segment (Architectural Record, Engineering News- Record and the Construction News Publishing Network) achieved increases in the circulation of both Architectural Record and Engineering News-Record. Reach was expanded further through a long-term alliance with the American Institute of Architects (AIA).

    In 1997, Architectural Record will become the official member magazine of the AIA. In addition, the group and AIA will collaborate to better serve the architectural community through joint initiatives, awards programs, continuing education efforts, publishing ventures and other projects.

BROADCASTING: COMPLETING A SWITCH TO ABC

Though political advertising declined markedly, the four television stations of The McGraw-Hill Companies posted higher revenues and profits in 1995. They look ahead to the prospect of improved revenue growth in 1996 as federal elections take center stage and the California economy finally begins to rebound.

    In March 1996, KERO-TV in Bakersfield, Calif., completes the group's transition to affiliations with ABC. In September, KMGH-TV in Denver became an ABC affiliate and saw its audience shares rise immediately during most time periods. Similar gains are expected in Bakersfield.

    Moving quickly early in the year to establish a presence on the Internet, WRTV in Indianapolis and KGTV in San Diego became the first stations in their viewing areas to set up extensive World Wide Web sites.

TOWER GROUP INTERNATIONAL: ADVANCING IN ELECTRONIC COMMERCE

A pioneer in the complex logistics- and management-information industry, Tower Group International took major steps to expand service coverage and enhance information technology capabilities.

    The acquisition of UCB Canada, a leading Canadian customs brokerage and freight-forwarding company, further strengthened Tower's position to serve the North American market. Service locations now number 60, including the key trade gateways in Canada, the U.S.'s top trade partner. UCB's well-developed, value-added transportation services, particularly between Asia and Canada, complement Tower's offerings. The addition of such new clients as Chrysler Corporation also contributed significantly to revenue growth.

    In April, Tower launched a three-year program to transform its technology systems to be more compatible with open systems standards. The initiative will accelerate development and facilitate information flows with customers and other logistics service providers. In October, it completed a major upgrade of its PC-based TowerNet import management software for use with Windows 95(R).

    As Tower guides its customers toward paper-free trade, it is also developing new ways to create and use database information for clients. Providing improved information on shipment status, carrier performance and costs is among its aims.

FINANCIAL REVIEW AND ANALYSIS
Operating Results


CONSOLIDATED REVIEW
(in millions)                      1995       1994        1993
----------------------------------------------------------------
Operating Revenue               $2,935.3   $2,760.9     $2,195.5
% Increase                           6.3       25.8          7.1
----------------------------------------------------------------
Operating Profit                $  508.6   $  451.3     $  352.6
% Increase                          12.7       28.0          2.4
----------------------------------------------------------------
% Operating Margin                    17         16           16
Share of Profit of
   Macmillan/McGraw-Hill
   Joint Venture(a)                 --         --       $   28.4
Income before Taxes             $  386.3   $  345.4     $   66.3(b)
----------------------------------------------------------------
Net Income                      $  227.1   $  203.1     $   11.4(b)
================================================================

(a) Represents The McGraw-Hill Companies' 50% share of profits for the nine months ended September 30, 1993. Macmillan/McGraw-Hill School Publishing Company has been consolidated in The McGraw-Hill Companies' results beginning in the fourth quarter of 1993, reflecting The McGraw-Hill Companies' 100% ownership.

(b) 1993 income before taxes and net income include unusual charges of $229.8 million ($160.8 million net of tax benefits) related to The McGraw-Hill Companies' acquisition of its partner's 50% interest in the Macmillan/McGraw-Hill School Publishing Company.

REVENUE AND EARNINGS

Operating revenue in 1995 grew to $2,935.3 million, an increase of 6.3%. Net income was $227.1 million, or $2.28 per share as compared with $203.1 million, or $2.05 per share in 1994. In 1994, operating revenue increased 25.8%, largely reflecting The McGraw-Hill Companies' first full year ownership in the former Macmillan/McGraw-Hill School Publishing Company. 1994 net income increased 17.9% over 1993, excluding the impact of 1993's unusual charges of $229.8 million ($160.8 million after taxes or $1.64 per share). In 1993, net income after unusual charges was $11.4 million, or 12 cents per share. All references to common share data, including earnings per share, reflect the two-for-one stock split of the company's common stock announced on January 31, 1996.

    In the fourth quarter of 1995, the company recorded a $23.8 million pre-tax gain on the sale of the topical publishing division of Shepard's/McGraw-Hill, the company's legal publisher. The gain is recorded as other income on the consolidated statement of income and is reflected in the operating profit of the Educational and Professional Publishing segment.

    1995 earnings reflect a pre-tax charge of $26.8 million, recorded in the fourth quarter, related to the company's "best practices" initiative to improve efficiency and effectiveness. The company launched the best practices program to review major systems and processes, including various administrative functions and related technology. The charge primarily represents the costs associated with the elimination of approximately 750 positions, or 5% of the company's workforce, begun late in 1995 and continuing into 1996. The 1995 operating profit of each segment and corporate expenses reflect the amount of the best practices charge associated with each segment. Under the best practices program, the company will continue to review opportunities to improve its operations in 1996, including assessing technology applications.

    Net income as a percent of revenue was 7.7% in 1995, slightly improved over the 1994 ratio of 7.4%. Return on average shareholders' equity was 23.3% in 1995 compared with 23.4% in 1994.

    Operating revenue increased $174.4 million, or 6.3%, in 1995 reflecting increases in all three operating segments. Educational and Professional Publishing revenue increased $73.4 million, or 6.3%, to $1,235.6 million, reflecting a strong performance in educational publishing, with increases also in domestic professional publishing and international markets despite a decline in Mexico. Financial Services' revenue increased $41.3 million, or 5.5%, reflecting another record year for Standard & Poor's Ratings Services and the Financial Information Services Group. Information and Media Services' revenue increased $59.7 million, or 7.0%, largely due to Business Week and an acquisition by Tower Group International. Operating profit for the company improved $57.3 million, or 12.7%, reflecting improvement in all three segments led by Educational and Professional Publishing, with an increase of $36.8 million. Educational and Professional Publishing operating profit reflects the revenue increases associated with the strong adoption year, a strong domestic professional publishing program and improved international business, partially offset by reduced profits in Mexico, and the gain on the sale of the Shepard's topical unit of $23.8 million net of the segment's $15.1 million best practices charge. Financial Services' operating profit increased $13.7 million, or 6.3%. Operating profit for Standard & Poor's Ratings Services improved as new bond issue volume rebounded in the second half of the year due to declining interest rates. The Financial Information Services Group also had operating profit growth. In Information and Media Services, operating profit improved $6.8 million, or 6.3%, as Business Week had an excellent year along with small gains at Broadcasting and the Construction Information Group.

    In 1994, operating revenue increased $565.4 million, $459.4 million of which represents the inclusion of School Publishing for the first nine months of 1994. The remaining increase reflected expansion in international publishing, financial services and broadcasting. Operating profit for the three segments increased 28.0% in 1994, with Educational and Professional Publishing increasing $76.4 million, or

154.7%. Operating profit for this segment, excluding School Publishing, declined 6% due to the restructuring of certain international operations and competitive pressures in the home study market. Financial Services' operating profit improved 8.1% and Information and Media Services posted a gain of 5.9%. Financial Services' performance reflected a then record year in revenue by Standards & Poor's Ratings Services, with a modest decline in profits reflecting planned investments in new products and services. The Financial Information Services Group contributed solid revenue growth and significant gains in operating profit. Revenue and profits improved in Information and Media Services, led by Broadcasting, with gains in Tower Group International and the computers and communications unit of Publication Services, offset by a decline in the Construction Information Group.

    The company purchased the remaining 50% interest in the Macmillan/McGraw-Hill School Publishing Company owned by Macmillan for $337.5 million on October 4, 1993. The company thereby achieved 100% ownership of Macmillan/ McGraw-Hill and it was consolidated in The McGraw-Hill Companies' operations from the date of acquisition, in the Educational and Professional Publishing segment. The McGraw-Hill Companies' 50% share of the Macmillan/ McGraw-Hill School Publishing Company's profits for 1993 includes only the first three quarters prior to full ownership. The inclusion of Macmillan/McGraw-Hill in The McGraw-Hill Companies' consolidated results in 1993's fourth quarter increased 1993 revenues for the company by $90.7 million or 4.4%. Due to the seasonal nature of the school publishing business, 1993's fourth quarter income was negatively impacted by an incremental 4 cents per share due to the 100% ownership. In connection with the acquisition of Macmillan/ McGraw-Hill, the company recorded unusual charges of $229.8 million ($160.8 million net of tax benefits). The McGraw-Hill Companies' 1994 results reflected the first full year of its 100% ownership in its former joint venture, contributing $538 million in revenue.

EXPENSES

Operating expenses in 1995 increased $92.0 million, or 7.4%, reflecting volume increases associated with higher revenues, higher paper costs, modest inflationary increases in key expense categories, such as compensation, and the best practices charge. Negotiations with printing, paper and distribution suppliers helped to lessen the impact of rising postal and paper prices. Despite significant postal and paper price increases, manufacturing costs were held to an increase of approximately 9%. Selling and general expenses increased $54.0 million, or 6.0%, reflecting costs associated with the increase in revenue. A significant portion of both operating and selling and general expenses is compensation, which totaled $807 million in 1995. Compensation expense, excluding the impact of aquisitions, increased approximately 5% due to the impact of merit increases and higher sales commission expenses. Depreciation and amortization expense, including amortization of goodwill and intangible assets and prepublication costs, increased $1.4 million, or less than 1%. The ratio of operating, selling and general and amortization and depreciation expenses to total revenue in 1995 was 86.3% compared with 86.4% in 1994 as the impact of increased revenues was offset by the best practices charge. In 1996, printing, paper and distribution prices are expected to remain relatively stable. Overall manufacturing costs are estimated to increase 4% when taking into account the effect of prior year paper increases. The impact of merit increases on compensation costs should approximate 4%.

    The increase in 1994 expenses largely reflected the inclusion of School Publishing expenses for the entire year as compared with only the fourth quarter in 1993. In addition to the impact of School Publishing, the increase in operating expenses reflected volume increases and modest inflationary increases in key expense categories, such as compensation and fringe benefits expenses. In 1994, combined printing, binding, paper and distribution prices decreased in excess of 2% primarily due to successful negotiations with printing, paper, and distribution suppliers, aided in part by the increased leverage gained through the acquisition of the Macmillan/ McGraw-Hill School Publishing Company. The increase in depreciation and amortization expenses is almost entirely due to the amortization of goodwill, intangible assets and prepublication costs for School Publishing for the first nine months of 1994.

INTEREST EXPENSE

Net interest expense in 1995 was $58.8 million compared with $51.7 million in 1994, an increase of $7.1 million, reflecting higher commercial paper borrowing rates net of lower borrowing levels. The average commercial paper rate was 6.0% in 1995 and 4.2% in 1994. In 1994, net interest expense increased $15.4 million because of the full year impact of the 1993 borrowings from the acquisition of the additional 50% of the Macmillan/McGraw-Hill School Publishing Company and reflecting increases in interest rates on commercial paper borrowings, partially offset by reduced average commercial paper borrowing levels from the beginning of 1994.

PROVISION FOR INCOME TAXES

The provision for taxes as a percent of income before taxes was 41.2% in 1995 and 1994. The rate was 41.8% in 1993, excluding the impact of unusual charges and related tax benefits of $69 million.

FINANCIAL REVIEW ANALYSIS
Segment Review


EDUCATIONAL AND PROFESSIONAL PUBLISHING

(in millions)                      1995       1994        1993(a)
----------------------------------------------------------------
Operating Revenue                $1,235.6   $1,162.2      $667.5
% Increase                            6.3       74.1        17.6
----------------------------------------------------------------
Operating Profit                 $  162.6   $  125.8      $ 49.4
% Increase/(Decrease)                29.3      154.7       (21.2)
----------------------------------------------------------------
% Operating Margin                     13         11           7
================================================================

(a) Includes School Publishing revenue of $90.7 million and operating loss of $13.8 million for the fourth quarter.

The Educational and Professional Publishing segment consists of three operating groups: Educational Publishing (School Publishing and College); Legal Information; and Professional Publishing (including International Publishing, Continuing Education Center, Professional Book and Medical Publishing). School Publishing is included in the segment results beginning in the fourth quarter of 1993, when The McGraw-Hill Companies acquired 100% ownership.

    The Educational and Professional Publishing segment revenue increased $73.4 million, or 6.3%, in 1995. The increase in revenues reflects strong sales in the K-12 school marketplace during the 1995 adoption year, growth in College publishing and professional publishing and another strong performance in legal publishing. Operating profit improved $36.8 million, or 29.3%, to $162.6 million reflecting the strong sales and a gain on the sale of the Shepard's topical business of $23.8 million, partially offset by a best practices charge of $15.1 million. In 1994, segment revenues increased $494.7 million, or 74.1%; $459.4 million of the increase represented the inclusion of School Publishing for the entire year as opposed to only the fourth quarter in 1993. 1994 operating profit more than doubled to $125.8 million reflecting the inclusion of School Publishing for the entire year and improvement in College.

    The Educational Publishing Group is comprised primarily of six divisions:
College; Macmillan/McGraw-Hill, publisher of textbooks and instructional materials for elementary (grades K-8) schools; Glencoe/McGraw-Hill, secondary school (grades 7-12) and postsecondary publisher; CTB/McGraw-Hill, producer of publications and provider of scoring for standardized achievement tests, customized testing and specialized educational software products; SRA/McGraw-Hill, developer of supplementary elementary and secondary instructional materials; and McGraw-Hill School Systems, provider of school administrative systems.

    The Educational Publishing Group had revenues of $743 million in 1995, 60% of segment revenues. Revenues increased approximately 10% from 1994.

     For 1995, the elementary and high school businesses achieved double digit increases in revenue and profits, enhancing its position as the largest U.S. school publisher. Profits were positively impacted by the revenue growth and the effect of integration savings. Glencoe/McGraw-Hill had an exceptional year, posting record-setting revenue and profits as a result of capturing extraordinarily high market shares, especially in the adoption states. Macmillan/ McGraw-Hill had increased sales and profits, aided by strong music revenues in Texas. SRA/McGraw-Hill had a significant increase in revenues and profits largely due to its successful campaign in Texas with its Early Childhood program. CTB/McGraw-Hill's revenue decreased slightly because of a decline in Title I funding for Norm Reference Testing. McGraw-Hill School Systems' revenue declined as the division gears up for a new product introduction in 1996.

    In comparison with 1995's strong performance, 1996 will be a challenging year for the School Publishing Group in an off-adoption year. Opportunities exist for another fine year due to strong publishing programs, but control of costs will be critical in 1996 to mitigate the lack of revenue growth posed by the adoption cycle. The adoption cycle turns favorable again in 1997. In 1994, School Publishing revenue declined compared with the full year 1993 due to an off-year in the elementary and secondary adoption cycle. In those states with adoptions, both Macmillan/McGraw-Hill and Glencoe/McGraw-Hill performed well. The gross margin impact on lower revenue was substantially offset by cost reductions and savings generated from integrating various operations.

    The College Division's 1995 revenue increased, driven by a strong frontlist performance and continued growth in Primis Custom Publishing. Substantial improvement in profits was attained through expense controls and savings associated with consolidation of certain book operating functions. For 1996, the College Division will continue to operate in a difficult business environment. Enrollments will be relatively flat, students remain sensitive to the perceived high prices of books, and used books continue to proliferate. Despite the environment, the College Division will strive to build upon its 1994 and 1995 successes through a larger 1996 frontlist, additional growth in Primis Custom Publishing and controlling operating expenses. In 1994, College revenue increased over 1993, driven largely by double-digit growth in Primis Custom Publishing and strong performances in economics and foreign language. Double-digit profit improvement was the result of the favorable sales performance in addition to expense reductions.

    Shepard's/McGraw-Hill, our legal publisher, had revenue of $109 million in 1995, 9% of segment revenue. Shepard's 1995 revenue grew 4.4% as a direct result of a re-negotiated on-line license agreement, continued strong performance of existing and new citation CD-ROM products; and the publication of a new 21-volume citation revision, Federal Citations. On December 28, 1995, Shepard's sold its non-citations product lines (Topical Publishing) which contributed $23 million to 1995 revenue. The products sold were treatises, desktop codes, newsletters, litigation reporters, and software productivity tools. The divestiture will enable Shepard's to focus investment on growing its core legal citations business. Overall, 1995 profits grew at a greater rate than revenue due mostly to improved margins on higher sales volumes and expense saving initiatives. Shepard's projects growth in the rate of legal information spending in 1996. Attorneys are increasingly migrating away from print towards use of legal information in electronic form, thus accelerating the growth of on-line and CD-ROM citation sales. Historical print citation revisions are becoming less acceptable to customers. In response, Shepard's continues to improve the features, functionality, and currentness of citations information available in electronic form, and is developing new citations products and services. In 1994, Shepard's revenue grew significantly as a direct result of the publication of its single largest citation revision, the United States Citations; strong performance from CD-ROM products; and growth from primary law topical code products first published in late 1993. 1994 profits grew at a rate less than revenue due mainly to the heavy one-time investments required in the publication of non-citation products.

    The Professional Publishing Group had revenue of $384 million in 1995, 31% of segment revenue. In 1995, the Professional Publishing Group achieved revenue growth of 1.2% despite the negative economic conditions experienced in Mexico, where the Group has a significant publishing presence and estimates that it lost $15 million in business in 1995. Profits increased in 1995 as a result of continued margin improvement and focus on operating efficiencies. The International Publishing unit continued to perform well in the Asia Pacific and non-Mexican Spanish language markets as worldwide growth opportunities were vigorously pursued. The Medical Publishing unit revenues declined against 1994's release of the 13th edition of Harrison's Principles of Internal Medicine. However, profits grew as a result of the release of a CD-ROM version of Harrison's as well as French, Italian and German book translations. The Continuing Education Center unit increased revenue and profits with growth in computer related courses. The Professional Book unit achieved significant increases in the business, computing and engineering product lines. For 1996, further improvement in the international markets and expansion of publishing programs should position the Professional Publishing Group to take advantage of growth opportunities. The Group will be favorably affected if the Mexican economy shows even a partial recovery. In 1994, the Professional Publishing Group achieved a 10% increase in revenue, but profits declined due to higher operating costs and the company's write-downs for discontinuing a Canadian citations service and its Japanese operation. The International Publishing unit also had an excellent year, particularly in Asia and the Ibero-America sectors. The Medical Publishing unit achieved revenue and profit growth, aided by the revision of Harrison's Principles of Internal Medicine and continued focus on operational efficiencies. The Continuing Education Center revenue was flat compared with the prior year while costs increased.

FINANCIAL SERVICES

(in millions)                                        1995       1994        1993
--------------------------------------------------------------------------------
Operating Revenue                                  $786.8     $745.5      $696.9
% Increase                                            5.5        7.0        12.8
--------------------------------------------------------------------------------
Operating Profit                                   $230.9     $217.2      $200.9
% Increase                                            6.3        8.1        19.3
--------------------------------------------------------------------------------
% Operating Margin                                     29         29          29
================================================================================

The Financial Services segment consists of two operating groups: Standard & Poor's Ratings Services and the Financial Information Services Group, which comprises Financial Data Services (MMS International, Platt's, and Standard & Poor's ComStock); Equity Services (Standard & Poor's Equity Services, Standard & Poor's Compustat and Standard &Poor's Securities Inc.); Municipal Securities Services (J.J. Kenny Drake, J.J. Kenny Evaluation Services, J.J. Kenny Information Services and CUSIP Service Bureau) and DRI/McGraw-Hill.

    Financial Services revenue increased 5.5% to $786.8 million and operating profit rose 6.3% to $230.9 million in 1995. 1995 operating profit reflects a $4.1 million best practices charge. In 1994, the segment's revenue grew 7.0% and operating profit rose 8.1%.

    Standard & Poor's Ratings Services revenue increased in 1995 despite a decline in municipal bond issuance and early year softness in the corporate bond market. As interest rates declined, new issuance volume in the corporate bond market rebounded in the second half of the year. An increase of over 40% in Asset-Backed security volume enabled the Structured Finance unit to post excellent financial results, despite a 50% decline in Mortgaged-Backed securities volume. Worldwide expansion continues with the purchase of the remaining 50% of the Standard & Poor's-ADEF joint venture in Paris in December 1995, a cooperation agreement with CRISIL, India's leading rating agency, and the opening of a new office in Singapore. Product line diversification also continued in 1995. In June, the Bank Loan Rating initiative was launched, a product that extends the review of the risk of default to collateral and other protective features that are an integral part of many bank loans. Other new products and initiatives also produced solid growth. 1995 operating profits improved, reflecting the increased revenues net of continuing investments. Ratings Services anticipates moderate growth in 1996. The International, Structured Finance, and Insurance units anticipate growth while the core units -- Corporate and Public Finance -- which are extremely dependent on the U.S. capital markets, should maintain 1995 levels. In 1994, Standard & Poor's Ratings Services revenue increased despite a 35% decline in corporate and municipal bond issuance. International, Insurance and Structured Finance posted excellent financial performance offsetting the downturn in core markets. New products, such as Bond Fund Risk ratings, and product extensions produced solid growth. Worldwide expansion continued in 1994 with the purchase of 100% of Iberating (Spanish Rating Agency) which the company previously owned 25%. 1994 profits declined slightly reflecting investments for expansion and new products and services.

FINANCIAL REVIEW AND ANALYSIS
Segment Review (continued)

     The Financial Information Services Group's revenue grew in 1995 and operating profit increased at a greater rate. Despite robust growth in international markets as a result of firm end-user demand and new product introductions, domestic revenue growth was negatively impacted by a severe contraction in the municipal securities market and weaker demand for print based subscription products. MMS International, Platt's, Standard & Poor's ComStock and Standard &Poor's Compustat's globally targeted products were the key beneficiaries of the increased demand for global market information and analysis, especially in the world's emerging markets. Strong domestic demand for electronic products, particularly in the money management segment, was offset by a decline in print product demand. The municipal securities market, which in 1995 saw the exit of a number of major bond dealers, was an area of particular weakness. DRI/McGraw-Hill continues to capitalize on the global demand for its economic consulting, forecasting and data gathering expertise. New product initiatives and enhanced distribution capabilities should provide global opportunities in 1996. The Group will continue to adhere to its long-term open distribution strategy, using all available media -- including traditional quote vendor services, fax and CD-ROM as well as the Internet -- to deliver actionable, highly value-added information to a wide range of financial decision makers. In 1994, the Financial Information Services Group experienced significant revenue and earnings growth despite less than robust market conditions, reflecting depressed domestic bond and equity markets as a result of higher interest rates.

INFORMATION AND MEDIA SERVICES

(in millions)                                        1995       1994        1993
--------------------------------------------------------------------------------
Operating Revenue                                  $912.9     $853.2      $831.1
% Increase/(Decrease)                                 7.0        2.7        (4.0)
--------------------------------------------------------------------------------
Operating Profit                                   $115.1     $108.3      $102.3
% Increase/(Decrease)                                 6.3        5.9        (9.6)
--------------------------------------------------------------------------------
% Operating Margin                                     13         13          12
================================================================================

The Information and Media Services segment is comprised of three operating groups: Information Services (Business Week, Publication Services and Tower Group International); Construction Information and Broadcasting.

    The Information and Media Services segment's revenue increased 7.0% in 1995 and operating profit increased $6.8 million, or 6.3%, to $115.1 million. Operating profit reflects a best practices charge of $6.3 million. Excluding that charge, operating profits increased 12.1% and margins would have expanded from 12.7% in 1994 to 13.3% in 1995. In 1994, revenue increased 2.7% and operating profit increased $6.0 million, or 5.9%, to $108.3 million.

    The Information Services Group had 1995 revenue of $542 million, 59% of segment revenue. Revenue increased $51.1 million, or 10.4%. Excluding Tower Group International's acquisition of United Customs Brokers (UCB) Canada, the increase was 8.1%.

    Information Services' revenue increase is primarily due to Business Week which had a very successful year as revenues increased substantially, both domestically and internationally. North American advertising pages, as measured by the Publishers Information Bureau, were up 4.8%. International pages, as measured internally, were up 13.1%. Investments in technology and international circulation continued in 1995. Despite large paper price increases, operating profits improved dramatically. A successful 1996 for Business Week is dependent upon continued strength in the domestic advertising market and continued success in the expansion of the Group's international markets. In 1994, Business Week's revenues declined slightly due to a weak second half of the year in the domestic advertising market. 1994 profits were negatively impacted by the revenue decline, increased promotional expenses and investments in the Asian market.

    Publication Services is comprised of the Computers and Communications Information, Aviation Week, Healthcare Publications and the Science and Technology groups. 1995 revenue increased as the group increased market share for several publications and introduced new products and services globally both in print and electronically. The acquisition of Hospital Practice magazine also contributed to increased revenue. Operating profit improved over 1994.

    Computers and Communications revenue and profit were flat with last year. LAN Times and Data Communications grew significantly, driven by increased advertising pages, the introduction of new products and global expansion. Offsetting this growth was the decline in advertising pages in BYTE and the shutdown of Open Computing, which was discontinued in the fourth quarter. Datapro's revenue and profit grew reflecting the impact of electronic distribution. In 1996, the Group will continue to focus on increasing international revenue and will launch a new publication, tele.com. In 1994, revenue and profits grew due to increased advertising revenue for LAN Times and Data Communications and stringent expense control.

    The Aviation Week Group's revenue in 1995 grew slightly versus 1994. Aviation Week continues to increase market share in a declining advertising market in addition to successfully introducing new products at major airshows worldwide. Profits for the Group were up slightly versus the prior year. In 1996, the Aviation Week Group expects to maintain a significant presence in this market and plans several new product launches. In 1994, the Aviation Week Group grew its profit primarily through solid expense management.

    The Healthcare Publications' revenue grew significantly in 1995 primarily due to the acquisition of Hospital Practice early in the year which generated additional revenue along with providing strong synergistic sales opportunities with the other healthcare publications. In 1996, the Healthcare Group will continue to focus on increasing its advertising revenue along with introducing new ancillary products and services. In 1994, Healthcare revenue and profits were lower than the previous year due to softness in the healthcare advertising market.

    The Science and Technology Group's revenue grew in 1995 due in part to a record-breaking advertising performance for Modern Plastics International. Also, Chemical Engineering advertising pages increased. However, profits were flat with 1994 due to softness in the Energy Group and investments in new products and services. The Science and Technology Group is focused on international expansion in 1996 and continued new product introduction. In 1994, the Group had revenue and profit growth due to a strong market share increase by the Plastics publications and the introduction of new conferences and newsletters in the Energy Group.

    Tower Group International experienced significant revenue growth in 1995 as a result of the acquisition of UCB Canada, expansion of service capabilities, and generally favorable market conditions for core import services. The Group acquired the assets of UCB Canada on April 1, 1995, extending its service capabilities into Canada. Tower Group International's 1995 operating profit declined as investments in new logistics services and products combined with costs associated with the development of a national sales and marketing organization offset the year-to-year revenue growth. In 1996, imports are expected to grow at approximately half the rate of the previous two years, with the strongest activity occurring from Asia and Latin America. The Group will continue to implement initiatives to enhance its sales and marketing capabilities, reengineer its core business processes, enhance its technology systems, and invest in value-added products and services. Tower experienced significant revenue growth in 1994 from increased import activity and growth in Tower's logistics and management services. 1994 profits also improved.

    The Construction Information Group had 1995 revenue of $253 million, 28% of segment revenue. Revenue increased in 1995 primarily due to a gain in Sweet's in both advertising pages and electronic revenue. Dodge had a small increase in revenue while advertising revenue for the construction magazines was down slightly. Profits for the Construction Information Group increased modestly. Total U.S. construction contract awards were up 1% versus the previous year, with the key non-residential sector reporting a healthy 8% increase. The contract value of total non-residential building is expected to continue its rise in 1996, fostering a more positive environment for the Group in the coming year. Electronic-based products continued to show strong growth in 1995 and should contribute significantly in 1996 as existing products are enhanced and the Group focuses on new electronic products. Sales force automation and other new sales and marketing initiatives will be rolled out to the Dodge and construction magazines' market in 1996. In 1994, revenue and profits for the Construction Information Group declined, despite strong growth in electronic products, as sales lagged behind a modest recovery in the construction market.

    Broadcasting had 1995 revenue of $118 million, or 13% of segment revenue. The Broadcasting Group operates four television stations: VHF Stations in Denver, Indianapolis, and San Diego and a UHF station in Bakersfield, California. With the conversion of the Bakersfield station in 1996, all four stations will be ABC affiliates. The Broadcasting Group reported modest increases in revenue and operating profit in 1995 to record levels, despite the lack of political advertising following a strong 1994 election year. 1995 performance was enhanced by increased network compensation for the Denver station and the switch in Denver's affiliation in September from CBS to ABC. Political advertising is expected to enhance revenue in 1996 although political revenue is not expected to match 1994 levels because of the lack of either a gubernatorial or U.S. Senate race in California. Revenue and operating profit grew substantially in 1994 to then record levels based on strong political advertising and non-political sales, in particular automotive advertising.

LIQUIDITY AND CAPITAL RESOURCES

(in millions)                                                   1995        1994
--------------------------------------------------------------------------------
Working Capital                                               $193.3      $130.3
--------------------------------------------------------------------------------
Total Debt                                                    $628.7      $762.8
--------------------------------------------------------------------------------
Accounts Receivable
(before reserves)                                             $935.4      $836.7
% Increase                                                        12           6
--------------------------------------------------------------------------------
Inventories                                                   $238.0      $213.3
% Increase/(Decrease)                                             12          (1)
--------------------------------------------------------------------------------
Investment in Prepublication Costs                            $134.1      $118.4
% Increase                                                        13          59
--------------------------------------------------------------------------------
Purchases of Property and Equipment                           $ 58.8      $ 77.1
% Increase/(Decrease)                                            (24)         55
================================================================================

The company continues to maintain a strong financial position. Cash flow from operations increased to $433 million in 1995, an increase of $19 million, which was sufficient to cover dividends and outlays for the purchase of property and equipment, investment in publishing programs and also reduce commercial paper borrowings. 1994's cash flow from operations was $414 million, a decline of $52 million from 1993, reflecting the full year ownership of School Publishing compared to only the fourth quarter in 1993. 1993's cash flow had benefitted significantly from fourth quarter collections of School Publishing receivables, reflecting the seasonality of the school publishing business and the timing of the acquisition by the company.

    Working capital at the end of 1995 of $193 million was $63 million above the level at the end of 1994 reflecting reduced debt levels net of higher inventory balances.

                              Continued on page 34

ELEVEN-YEAR FINANCIAL REVIEW






(in thousands, except per-share data)                                1995            1994            1993            1992
-------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS BY SEGMENT AND INCOME STATISTICS
OPERATING REVENUE
Educational and Professional Publishing                        $1,235,578      $1,162,157      $  667,444      $  567,363
Financial Services                                                786,786         745,480         696,933         617,555
Information and Media Services                                    912,919         853,232         831,076         865,573
-------------------------------------------------------------------------------------------------------------------------
TOTAL OPERATING REVENUE                                         2,935,283       2,760,869       2,195,453       2,050,491
-------------------------------------------------------------------------------------------------------------------------
OPERATING PROFIT (Note d)
Educational and Professional Publishing                           162,604         125,765          49,374          62,746
Financial Services                                                230,934         217,212         200,865         168,394
Information and Media Services                                    115,069         108,343         102,344         113,198
-------------------------------------------------------------------------------------------------------------------------
TOTAL OPERATING PROFIT                                            508,607         451,320         352,583         344,338
Share of profit of Macmillan/McGraw-Hill
   School Publishing Company (Notes b and d)                           --              --          28,376          11,280
Unusual charges (Notes c and d)                                        --              --        (229,800)             --
Gain on sale of interest in Nikkei/McGraw-Hill (Note e)                --              --              --              --
General corporate (expense)/income (Notes d and f)                (63,570)        (54,134)        (48,538)        (50,774)
Interest (expense)/income -- net                                  (58,766)        (51,746)        (36,342)        (37,557)
-------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE TAXES ON INCOME (Note a)                            386,271         345,440          66,279         267,287
Provision for taxes on income                                     159,144         142,321          54,838         114,132
-------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE CUMULATIVE ADJUSTMENT                               227,127         203,119          11,441         153,155
-------------------------------------------------------------------------------------------------------------------------
Cumulative effect on prior years of changes in accounting
   (Note g)                                                            --              --              --        (124,587)
-------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                     $  227,127      $  203,119      $   11,441      $   28,568
-------------------------------------------------------------------------------------------------------------------------
EARNINGS PER SHARE
Income before cumulative adjustment                            $     2.28      $     2.05      $     0.12      $     1.57
Cumulative adjustment (Note g)                                         --              --              --           (1.28)
-------------------------------------------------------------------------------------------------------------------------
Net income                                                     $     2.28      $     2.05      $     0.12      $     0.29
Shares used to calculate earnings per share                        99,752          98,998          98,378          97,778
Dividends per share of common stock                            $     1.20      $     1.16      $     1.14      $     1.12
-------------------------------------------------------------------------------------------------------------------------
OPERATING STATISTICS
Return on average shareholders' equity                               23.3%           23.4%            1.3%            3.0%
Income before taxes as a percent of revenue                          13.2            12.5             3.0            13.0
Income before cumulative adjustment as a percent of revenue           7.7             7.4             0.5             7.5
-------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA
Working capital                                                $  193,346      $  130,272      $   62,887      $  (19,596)
Total assets                                                    3,104,389       3,004,363       3,084,163       2,508,140
Total debt                                                        628,664         762,805         928,710         482,991
Shareholders' equity                                            1,035,066         913,052         823,008         908,760
-------------------------------------------------------------------------------------------------------------------------
NUMBER OF EMPLOYEES                                                15,004          15,339          15,661          13,393
=========================================================================================================================

(a) 1995 income before taxes on income reflects a $26.8 million provision for best practice initiatives and a $23.8 million gain on sale of the topical publishing division of Shepard's/McGraw-Hill.

(b) Reflects The McGraw-Hill Companies' share of profit of Macmillan/McGraw-Hill School Publishing Company through September 30, 1993. Macmillan/McGraw-Hill results are consolidated effective October 1, 1993 in the Educational and Professional Publishing segment.

(c) 1993 amount reflects unusual charges in connection with the acquisition of the additional 50% interest in Macmillan/McGraw-Hill.

(d) 1989 and 1988 operating profit excludes unusual charges of $220 million and $149.6 million, respectively, as follows:

                                                             1989           1988
--------------------------------------------------------------------------------
Educational and Professional Publishing                  $ 33,140       $ 20,534
Financial Services                                         94,899         67,155
Information and Media Services                             15,554         29,009
--------------------------------------------------------------------------------
Total operating segments                                  143,593        116,698
Macmillan/McGraw-Hill joint venture units                      --          7,866
Corporate expense                                          76,407         25,000
--------------------------------------------------------------------------------
Total company                                            $220,000       $149,564

      1991             1990             1989             1988             1987             1986             1985
-----------------------------------------------------------------------------------------------------------------
$  532,438       $  534,724       $  483,666       $  437,590       $  408,252       $  327,903       $  318,853
   555,820          505,641          432,314          399,242          390,131          357,998          327,422
   854,754          898,273          872,983          836,734          801,352          741,891          714,080
-----------------------------------------------------------------------------------------------------------------
 1,943,012        1,938,638        1,788,963        1,673,566        1,599,735        1,427,792        1,360,355
-----------------------------------------------------------------------------------------------------------------

    48,928           70,196           44,107           48,185           30,464           37,109           34,328
   143,056          123,999           85,081           81,765           81,557           81,558           72,088
   120,242          170,788          192,254          175,384          176,564          166,679          158,219
-----------------------------------------------------------------------------------------------------------------
   312,226          364,983          321,442          305,334          288,585          285,346          264,635

    27,483           21,601           13,688            2,349           11,585           30,037           29,461
        --               --         (220,000)        (149,564)              --               --               --
        --               --               --          221,783               --               --               --
   (34,415)         (28,370)           6,546            5,005            3,418          (23,519)         (17,609)
   (46,987)         (55,627)         (35,038)          (5,290)          (4,506)           3,915            7,840
-----------------------------------------------------------------------------------------------------------------
   258,307          302,587           86,638          379,617          299,082          295,779          284,327
   110,297          130,112           46,847          194,112          134,288          141,770          136,923
-----------------------------------------------------------------------------------------------------------------
   148,010          172,475           39,791          185,505          164,794          154,009          147,404
-----------------------------------------------------------------------------------------------------------------

        --               --            8,000               --               --               --               --
-----------------------------------------------------------------------------------------------------------------
$  148,010       $  172,475       $   47,791       $  185,505       $  164,794       $  154,009       $  147,404
-----------------------------------------------------------------------------------------------------------------

$     1.52       $     1.77       $     0.41       $     1.92       $     1.64       $     1.52       $     1.46
        --               --             0.08               --               --               --               --
-----------------------------------------------------------------------------------------------------------------
$     1.52       $     1.77       $     0.49       $     1.92       $     1.64       $     1.52       $     1.46
    97,642           97,638           97,450           96,950          100,820          101,302          101,082
$     1.10       $     1.08       $     1.00       $     0.92       $     0.84       $     0.76       $     0.70
-----------------------------------------------------------------------------------------------------------------

      15.2 %           18.8 %            5.3 %           21.2 %           19.5 %           18.8 %           20.0 %
      13.3             15.6              4.8             22.7             18.7             20.7             20.9
       7.6              8.9              2.7             11.1             10.3             10.8             10.8
-----------------------------------------------------------------------------------------------------------------

$   29,543       $   44,193       $   22,743       $  (72,023)      $  (66,214)      $   65,641       $  163,236
 2,515,544        2,534,708        2,208,249        1,729,562        1,619,935        1,446,588        1,257,735
   568,159          622,372          503,434          148,434          186,476           56,403            5,932
   998,975          954,260          880,154          922,803          825,265          861,418          776,674
-----------------------------------------------------------------------------------------------------------------
    13,539           13,868           13,741           13,891           13,879           13,257           13,027
=================================================================================================================

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

FINANCIAL REVIEW AND ANALYSIS
Liquidity and Capital Resources (continued)

    The company's earnings and cash flow are significantly impacted by the seasonality of some of its businesses, particularly educational publishing, reflecting the acquisition of the Macmillan/McGraw-Hill School Publishing Company in 1993. The first quarter is the least significant to the company, accounting for 19% of revenues and only 6% of income in 1995. The third quarter of the year is the most significant to the company, although an earlier buying pattern by school districts in 1995 positively impacted the second quarter. This seasonality in revenue also impacts cash flow and related borrowing patterns. The company typically borrows in the first half of the year, and generates cash in the second half of the year, primarily from fourth quarter collections from customers in the education markets. This pattern is magnified in years where there is significant state adoption activity, such as in 1995. The early ordering in the school market in the second quarter accelerated some cash collections into the third quarter in 1995.

    In 1995, total debt decreased $134 million, reflecting the retirement of commercial paper borrowings resulting from the company's positive cash flow. Total debt as a percentage of total capital improved to 37.8% at the end of 1995 from 45.5% at the end of 1994. In 1994, total debt decreased $166 million, reflecting a reduction in commercial paper borrowings resulting from the company's cash flow of $127 million and a reduction in the year-to-year cash balance of $39 million, reflecting the timing of cash collections relative to commercial paper maturities.

    The company's commercial paper borrowings at December 31, 1995 were $368.5 million. Commercial paper debt is supported by an $800 million revolving credit agreement with a group of banks terminating in November 1999, and $300 million has been classified as long-term. There are no amounts outstanding under this agreement.

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

    Accounts receivable (before reserves) increased $98.7 million, or 11.8%, primarily as a result of increased revenues and the acquisition of UCB Canada. The year-to-year increase was effectively controlled through timely collections. A portion of the increase was in international markets where terms of sale and repayment are traditionally longer. Number of days sales outstanding, a key indicator of collection efficiency, increased five days at year end due to a variety of factors, including the increase in international receivables. During the course of the year, average days sales outstanding was equal to the results achieved in 1994, demonstrating that receivables continue to be managed effectively despite the growth in international business.

    Finished goods and work-in-process inventories increased $13.3 million, or 7.1%, primarily at Glencoe/McGraw-Hill, reflecting its robust sales, and in certain international locations. Raw material inventory, primarily paper, increased $11.4 million due to higher paper prices and the maintenance of higher quantities reflecting greater demand.

    Capital expenditures for the purchase of property and equipment totaled $58.8 million in 1995 compared with $77.1 million in 1994. In 1995, expenditures were primarily for computer equipment for business units and corporate departments. In 1994, there were significant expenditures for the purchase of a building which houses some of the Financial Information Services Group's units in New York, leasehold improvements and equipment purchases for the move of the School Publishing operations in New York and computer equipment for the business units. In 1996, purchases of property and equipment are expected to increase in the range of 20-30% as the company begins to implement technology enhancements under the best practices program.

    Net prepublication costs declined approximately 1%
to $268.2 million at December 31, 1995 as amortization expense exceeded 1995 spending, net of foreign exchange impacts. Prepublication investment totaled $134.1 million in 1995, an increase over 1994 of $15.7 million, reflecting spending for the 1997 adoption year programs as well as College and Professional Publishing titles. 1996 prepublication spending is expected to increase approximately 20-30% from 1995 levels, reflecting investment for the 1997 adoption year.

    On January 31, 1996, the company's Board of Directors approved a stock repurchase program authorizing the purchase of up to 4 million shares of the company's common stock. Financing for the buyback program will come from internally generated funds or from short-term borrowings. The repurchased shares will be used for general corporate purposes, including the issuance of shares for the exercise of employee stock options.

    On January 31, 1996, the company announced an increase in the quarterly common stock dividend of three cents, or 10%, to 33 cents per share.

    In 1996, the company expects that cash flow from operations will be sufficient to cover dividends, outlays for the purchase of property and equipment and investment in publishing programs. The level of additional debt retirement is dependent on the amount of expenditure related to the share repurchase program.

CONSOLIDATED STATEMENT OF INCOME





Years ended December 31 (in thousands, except per-share data)             1995          1994          1993
----------------------------------------------------------------------------------------------------------
OPERATING REVENUE                                                   $2,935,283    $2,760,869    $2,195,453
----------------------------------------------------------------------------------------------------------
EXPENSES:

Operating                                                            1,340,348     1,248,306     1,055,845
Selling and general                                                    960,875       906,878       707,277
Depreciation and amortization                                          231,408       230,026       139,619
----------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                                                       2,532,631     2,385,210     1,902,741
Share of profit of Macmillan/McGraw-Hill School Publishing
   Company (Note 3)                                                         --            --        28,376
Unusual charges related to acquisition of additional 50% of
   Macmillan/McGraw-Hill School Publishing Company (Note 3)                 --            --      (229,800)
Other income-- net (Note 2)                                             42,385        21,527        11,333
----------------------------------------------------------------------------------------------------------
INCOME FROM OPERATIONS                                                 445,037       397,186       102,621
Interest expense-- net                                                  58,766        51,746        36,342
----------------------------------------------------------------------------------------------------------
INCOME BEFORE TAXES ON INCOME                                          386,271       345,440        66,279
Provision for taxes on income (Note 5)                                 159,144       142,321        54,838
----------------------------------------------------------------------------------------------------------
NET INCOME                                                          $  227,127    $  203,119    $   11,441
----------------------------------------------------------------------------------------------------------
EARNINGS PER COMMON SHARE (Note 1)                                  $     2.28    $     2.05    $     0.12
Average number of common shares outstanding during year (Note 1)        99,752        98,998        98,378
==========================================================================================================

See accompanying notes.

CONSOLIDATED BALANCE SHEET





December 31 (in thousands, except share data)                         1995          1994
----------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and equivalents (Note 1)                                   $   10,250    $    8,056
Accounts receivable (net of allowance for doubtful accounts:
   1995-- $79,980; 1994-- $78,732)                                 855,372       757,949
Receivable from broker-dealers and dealer banks (Note 1)             9,674        23,047
Inventories:

Finished goods                                                     185,608       172,930
Work-in-process                                                     15,675        15,033
Paper and other materials                                           36,747        25,290
----------------------------------------------------------------------------------------
Total inventories                                                  238,030       213,253
Prepaid income taxes                                                67,128        70,556
Prepaid and other current assets                                    59,351        51,226
----------------------------------------------------------------------------------------
Total current assets                                             1,239,805     1,124,087
----------------------------------------------------------------------------------------
PREPUBLICATION COSTS (net of accumulated amortization:
   1995-- $391,384; 1994-- $346,172) (Note 1)                      268,200       270,506
INVESTMENTS AND OTHER ASSETS
Investment in Rock-McGraw, Inc.-- at equity (Note 6)                61,797        57,652
Prepaid pension expense                                             98,177        84,782
Other                                                              141,861       148,660
----------------------------------------------------------------------------------------
Total investments and other assets                                 301,835       291,094
----------------------------------------------------------------------------------------
PROPERTY AND EQUIPMENT-- AT COST
Land                                                                19,365        19,295
Buildings and leasehold improvements                               297,796       291,554
Equipment and furniture                                            510,146       477,822
----------------------------------------------------------------------------------------
Total property and equipment                                       827,307       788,671
Less-- accumulated depreciation                                    491,178       442,889
----------------------------------------------------------------------------------------
Net property and equipment                                         336,129       345,782
----------------------------------------------------------------------------------------
GOODWILL AND OTHER INTANGIBLE ASSETS-- AT COST
   (net of accumulated amortization:
   1995-- $366,277; 1994-- $336,523) (Notes 1 and 3)               958,420       972,894
----------------------------------------------------------------------------------------
                                                                $3,104,389    $3,004,363
========================================================================================

See accompanying notes.

                                                                              1995           1994
-------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Notes payable (Note 7)                                                  $   71,299     $  105,288
Accounts payable                                                           215,179        176,314
Payable to broker-dealers and dealer banks (Note 1)                          7,469         21,909
Accrued royalties                                                           63,582         58,707
Accrued compensation and contributions to retirement plans                 124,800        114,295
Income taxes currently payable                                              70,405         54,300
Unearned revenue                                                           241,816        239,715
Other current liabilities                                                  251,909        223,287
-------------------------------------------------------------------------------------------------
Total current liabilities                                                1,046,459        993,815
-------------------------------------------------------------------------------------------------
OTHER LIABILITIES
Long-term debt (Note 7)                                                    557,365        657,517
Deferred income taxes                                                      140,531        129,750
Accrued postretirement healthcare and other benefits                       200,100        201,650
Other non-current liabilities                                              124,868        108,579
-------------------------------------------------------------------------------------------------
Total other liabilities                                                  1,022,864      1,097,496
-------------------------------------------------------------------------------------------------
Total liabilities                                                        2,069,323      2,091,311
-------------------------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES (Notes 6 and 8)
-------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY (Notes 9 and 10)
$1.20 preference stock, $10 par value: authorized--  891,256 shares;
   outstanding-- 1,416 shares in 1995 and 1,514 in 1994                         14             15
Common stock, $1 par value: authorized-- 150,000,000 shares;
   issued-- 102,918,876 shares in 1995 and 102,918,232 in 1994             102,919        102,918
Additional paid-in capital                                                  26,740         17,855
Retained income                                                          1,030,526        923,052
Foreign currency translation adjustments                                   (56,247)       (45,224)
-------------------------------------------------------------------------------------------------
Less -- common stock in treasury -- at cost
     (2,775,996 shares in 1995 and 3,574,014 in 1994)                       60,778         76,987
     unearned compensation on restricted stock                               8,108          8,577
-------------------------------------------------------------------------------------------------
Total shareholders' equity                                               1,035,066        913,052
-------------------------------------------------------------------------------------------------
                                                                        $3,104,389     $3,004,363
=================================================================================================

CONSOLIDATED STATEMENT OF CASH FLOWS





Years ended December 31 (in thousands)                                                   1995          1994          1993
-------------------------------------------------------------------------------------------------------------------------
CASH FLOW FROM OPERATING ACTIVITIES
Net income                                                                          $ 227,127     $ 203,119     $  11,441
Adjustments to reconcile net income to cash provided by operating activities:
   Depreciation                                                                        67,916        64,281        54,941
   Amortization of goodwill and intangibles                                            38,548        37,489        27,939
   Amortization of prepublication costs                                               124,944       128,256        56,739
   Provision for losses on accounts receivable                                         65,385        67,508        60,401
   Gain on sale of topical publishing                                                 (23,782)           --            --
   Unusual charges related to acquisition of additional 50% of
     Macmillan/McGraw-Hill School Publishing Company (Note 3)                              --            --       229,800
   Undistributed share of profit of Macmillan/McGraw-Hill joint
     venture (Note 3)                                                                      --            --       (26,318)
   Other                                                                                6,120         3,862         1,234
Change in assets and liabilities net of effect of acquisitions and dispositions:
   (Increase)/decrease in accounts receivable                                        (147,151)     (120,286)       79,403
   (Increase)/decrease in inventories                                                 (30,804)       (7,026)       11,258
   (Increase)/decrease in prepaid and other current assets                             (7,957)       (6,549)        6,909
   Increase/(decrease) in accounts payable and accrued expenses                        51,697        (7,460)        7,822
   Increase/(decrease) in unearned revenue                                              2,894        (9,088)       17,376
   Increase/(decrease) in other current liabilities                                     9,814         6,082       (15,636)
   Increase in interest and income taxes currently payable                             23,913        12,293         4,746
   Increase/(decrease) in prepaid/deferred income taxes                                18,913        39,048       (39,141)
   Net change in other assets and liabilities                                           5,659         2,390       (23,358)
-------------------------------------------------------------------------------------------------------------------------
Cash provided by operating activities                                                 433,236       413,919       465,556
-------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Investment in prepublication costs                                                   (134,118)     (118,377)      (74,489)
Purchase of property and equipment                                                    (58,776)      (77,068)      (49,808)
Acquisition of businesses and equity interests (Note 2)                               (36,246)       (1,219)     (323,913)
Disposition of property, equipment and businesses                                      35,481        12,962           492
Other                                                                                     700         2,655            --
-------------------------------------------------------------------------------------------------------------------------
Cash used for investing activities                                                   (192,959)     (181,047)     (447,718)
-------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Dividends paid to shareholders                                                       (119,653)     (114,317)     (111,833)
Debt for acquisition of Macmillan/McGraw-Hill                                              --            --       337,500
Repayment of commercial paper and other short-term debt-- net                        (133,700)     (165,785)     (105,611)
Repayment of long-term debt-- net                                                        (540)         (317)     (120,390)
Exercise of stock options                                                              20,616        13,983        19,047
Other                                                                                  (2,593)       (1,450)         (558)
-------------------------------------------------------------------------------------------------------------------------
Cash (used for)/provided by financing activities                                     (235,870)     (267,886)       18,155
-------------------------------------------------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                                                (2,213)       (4,883)       (1,268)
-------------------------------------------------------------------------------------------------------------------------
Net change in cash and equivalents                                                      2,194       (39,897)       34,725
Cash and equivalents at beginning of year                                               8,056        47,953        13,228
-------------------------------------------------------------------------------------------------------------------------
CASH AND EQUIVALENTS AT END OF YEAR                                                 $  10,250     $   8,056     $  47,953
=========================================================================================================================

See accompanying notes.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
Years ended December 31, 1995, 1994 and 1993







                                            $1.20             Additional
                                       preference     Common     paid-in     Retained
(in thousands, except per-share data)     $10 par     $1 par     capital       income
-------------------------------------------------------------------------------------
BALANCE AT JANUARY 1, 1993                    $16   $102,918     $ 7,945   $  934,642
Net income                                     --         --          --       11,441
Dividends ($1.14 per share)                    --         --          --     (111,833)
Exercise of stock options                      --         --       4,348           --
Restricted stock                               --         --        (302)          --
Foreign currency translation
   adjustments-- net                           --         --          --           --
Other                                          --         --          62           --
-------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1993                   16    102,918      12,053      834,250
Net income                                     --         --          --      203,119
Dividends ($1.16 per share)                    --         --          --     (114,317)
Exercise of stock options                      --         --       3,513           --
Restricted stock                               --         --       2,093           --
Foreign currency translation
   adjustments-- net                           --         --          --           --
Other                                          (1)        --         196           --
-------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1994                   15    102,918      17,855      923,052
Net income                                     --         --          --      227,127
Dividends ($1.20 per share)                    --         --          --     (119,653)
Exercise of stock options                      --         --       5,685           --
Restricted stock                               --         --       2,556           --
Foreign currency translation
   adjustments-- net                           --         --          --           --
Other                                          (1)         1         644           --
-------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1995                  $14   $102,919     $26,740   $1,030,526
=====================================================================================

                                                                           Less--
                                           Foreign         Less--        unearned
                                          currency   common stock    compensation
                                       translation    in treasury   on restricted
(in thousands, except per-share data)  adjustments        at cost           stock        Total
----------------------------------------------------------------------------------------------
BALANCE AT JANUARY 1, 1993                $(21,751)      $ 99,448         $15,562   $  908,760
Net income                                      --             --              --       11,441
Dividends ($1.14 per share)                     --             --              --     (111,833)
Exercise of stock options                       --        (14,699)             --       19,047
Restricted stock                                --          2,272          (5,597)       3,023
Foreign currency translation
   adjustments-- net                        (6,826)            --              --       (6,826)
Other                                           --            666              --         (604)
----------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1993               (28,577)        87,687           9,965      823,008
Net income                                      --             --              --      203,119
Dividends ($1.16 per share)                     --             --              --     (114,317)
Exercise of stock options                       --        (10,470)             --       13,983
Restricted stock                                --         (1,569)         (1,388)       5,050
Foreign currency translation
   adjustments-- net                       (16,647)            --              --      (16,647)
Other                                           --          1,339              --       (1,144)
----------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1994               (45,224)        76,987           8,577      913,052
Net income                                      --             --              --      227,127
Dividends ($1.20 per share)                     --             --              --     (119,653)
Exercise of stock options                       --        (14,931)             --       20,616
Restricted stock                                --         (4,204)           (469)       7,229
Foreign currency translation
   adjustments-- net                       (11,023)            --              --      (11,023)
Other                                           --          2,926              --       (2,282)
----------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1995              $(56,247)      $ 60,778         $ 8,108   $1,035,066
==============================================================================================

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

Use of estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash equivalents. Cash equivalents consist of highly liquid investments with maturities of three months or less at the time of purchase.

Inventories. Inventories are stated at the lower of cost (principally first-in, first-out) or market.

Prepublication costs. Prepublication costs, principally outside preparation costs, are amortized from the year of publication over their estimated useful lives, primarily 3 to 5 years, using either the sum-of-the-years-digits or the straight-line method. It is the company's policy to evaluate the remaining lives and recoverability of such costs, which is often dependent upon program acceptance by state adoption authorities.

Goodwill and other intangible assets. Goodwill and other intangible assets which arose from acquisitions either consummated or initiated prior to November 1, 1970 are not amortized unless there has been a reduction in the value of the related assets. Goodwill and other intangible assets arising subsequent to November 1, 1970 of $1.3 billion at December 31, 1995 and $1.2 billion at December 31, 1994, are being amortized over periods of up to 40 years. The company periodically reviews its goodwill to determine if any impairment exists based upon projected, undiscounted net cash flows of the related business unit.

Receivable from/payable to broker-dealers and dealer banks. A subsidiary of J.J. Kenny Co. acts as an undisclosed agent in the purchase and sale of municipal securities for broker-dealers and dealer banks and the company had matched purchase and sale commitments of $198.1 million and $311.1 million at December 31, 1995 and 1994, respectively. Only those transactions not closed at the settlement date are reflected in the balance sheet as receivables and payables.

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

Depreciation. The costs of property and equipment are depreciated using the straight-line method based upon the following estimated useful lives:

    Buildings and leasehold improvements -- 15 to 40 years

    Equipment and furniture -- 3 to 10 years

Advertising expense. The cost of advertising is expensed as incurred. The company incurred $63 million, $58 million and $39 million in advertising costs in 1995, 1994 and 1993.

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

Stock based compensation. The company grants options for a fixed number of shares to employees with the exercise price equal to the fair value of the shares at the date of grant. The company accounts for stock option grants in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees, and, accordingly, recognizes no compensation expense for the stock option grants.

Stock split. On January 31, 1996, the Board of Directors declared a two-for-one stock split of the company's common stock which will be distributed on April 26, 1996 to all shareholders of record on March 28, 1996. Accordingly, all references in the financial statements and notes to common share data have been restated to reflect that split.

Reclassification. Certain prior year amounts have been reclassified for comparability purposes.

2. ACQUISITIONS AND DISPOSITIONS
Acquisitions. In 1995, the company made six acquisitions, including UCB Canada, Inc., for $36.2 million in cash. In 1994, the company made five small acquisitions totaling $1.2 million. In 1993, excluding the acquisition of the Macmillan/McGraw-Hill Publishing Company, the company made six acquisitions totaling $23.1 million. The effect of these acquisitions on the results of operations for the years presented was not material. See Note 3 for details of the Macmillan/McGraw-Hill School Publishing acquisition.

Non-cash Investing Activities. Liabilities assumed in conjunction with the acquisition of businesses are as follows:

(in thousands)                                1995         1994           1993*
------------------------------------------------------------------------------
Fair value of assets acquired              $58,152       $1,520       $835,569**
Cash paid (net of cash
   acquired)                                36,246        1,219        323,913
------------------------------------------------------------------------------
Liabilities assumed                        $21,906       $  301       $511,656
==============================================================================

 * Includes the impact of the Macmillan/McGraw-Hill School Publishing Company acquisition.

** Net of The McGraw-Hill Companies' investment in Macmillan/McGraw-Hill School Publishing Company.

Dispositions. In 1995, the company sold the topical publishing business of Shepard's/McGraw-Hill. The pre-tax gain on this disposition was $23.8 million, which was included in other income. After taxes, the gain was $15.1 million. In 1994 and 1993 there were no significant dispositions.

3. MACMILLAN/MCGRAW-HILL SCHOOL PUBLISHING COMPANY

On October 4, 1993, the company purchased the 50% interest in the Macmillan/McGraw-Hill School Publishing Company (Macmillan/McGraw-Hill) owned by Macmillan, a subsidiary of Maxwell Communication, Inc., for $337.5 million in cash. Macmillan/McGraw-Hill had been formed as a joint venture in 1989 to combine the company's and Macmillan's elementary, secondary, vocational education and test publishing businesses. The company thereby obtained 100% ownership of Macmillan/McGraw-Hill and it was consolidated in the company's operations from the date of acquisition of the additional 50% interest. Prior to obtaining full ownership, the company accounted for its 50% interest under the equity method. The acquisition was accounted for as a purchase and, accordingly, the purchase price was allocated to 50% of Macmillan/McGraw-Hill's assets and liabilities based on their estimated fair values at September 30, 1993. The excess of the purchase price over the estimated fair value of the net tangible assets acquired was recorded as identifiable intangibles ($148.6 million) and goodwill ($94.4 million), and is being amortized over 20 to 35 years and 23 to 38 years, respectively.

    In conjunction with the acquisition, the company recorded in the third quarter of 1993 a non-recurring charge of $199.8 million ($143.2 million net of tax benefits or $1.46 per share) primarily to adjust the company's original investment to values established in this transaction. This charge was allocated primarily to goodwill and intangibles. In addition, the company recorded a provision of $30 million ($17.6 million net of tax benefits or $.18 per share) related to the consolidation of certain functions of Macmillan/ McGraw-Hill and the company's book publishing operations.

    The following unaudited pro forma information presents the consolidated results of operations of the company for 1993, as if the acquisition of the additional 50% of Macmillan/McGraw-Hill had occurred at the beginning of 1993, after giving effect to certain adjustments, including amortization of goodwill and other intangibles, increased interest expense from debt issued to fund the acquisition and related income tax effects. The pro forma results exclude the total non-recurring charge of $160.8 million after taxes, but includes its effect on amortization. Pro forma results for 1993 are: operating revenue $2.7 billion; net income $184 million and earnings per common share $1.87. These pro forma results are not necessarily indicative of those that would have occurred had the acquisition taken place at the beginning of 1993.

    Actual unaudited operating results for Macmillan/ McGraw-Hill for the nine months ended September 30, 1993 were: operating revenue $526.7 million; operating profit $68.4 million and net profit before partners' income taxes $54.2 million.

4. SEGMENT REPORTING AND GEOGRAPHIC INFORMATION

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

    Foreign revenue and profits are from book publishing and financial and information services operations in 24 countries. Transfers between geographic areas are recorded at cost plus a mark-up and intercompany revenue and profits are eliminated.

    A summary of information about the company's operations by segment and geographic area follows:

                                             Operating  Operating     Assets at  Depreciation and        Capital
(in thousands)                                 revenue     profit   December 31      amortization+  expenditures++
----------------------------------------------------------------------------------------------------------------
1995
Educational and Professional Publishing     $1,235,578  $ 162,604    $1,620,823          $166,847       $154,560
Financial Services                             786,786    230,934       562,742            29,331         19,960
Information and Media Services                 912,919    115,069       620,114            33,086         18,048
----------------------------------------------------------------------------------------------------------------
Total operating segments                     2,935,283    508,607     2,803,679           229,264        192,568
Corporate                                           --    (63,570)      300,710             2,144            326
Interest expense-- net                              --    (58,766)           --                --             --
----------------------------------------------------------------------------------------------------------------
Total company                               $2,935,283  $ 386,271*   $3,104,389          $231,408       $192,894
----------------------------------------------------------------------------------------------------------------
1994
Educational and Professional Publishing     $1,162,157  $ 125,765    $1,611,302          $171,249       $144,414
Financial Services                             745,480    217,212       553,240            29,027         34,613
Information and Media Services                 853,232    108,343       564,530            28,550         15,358
----------------------------------------------------------------------------------------------------------------
Total operating segments                     2,760,869    451,320     2,729,072           228,826        194,385
Corporate                                           --    (54,134)      275,291             1,200          1,060
Interest expense-- net                              --    (51,746)           --                --             --
----------------------------------------------------------------------------------------------------------------
Total company                               $2,760,869  $ 345,440*   $3,004,363          $230,026       $195,445
----------------------------------------------------------------------------------------------------------------
1993
Educational and Professional Publishing     $  667,444  $  49,374    $1,619,932          $ 78,794       $ 87,473
Financial Services                             696,933    200,865       542,774            28,027         21,321
Information and Media Services                 831,076    102,344       591,034            31,409         15,371
----------------------------------------------------------------------------------------------------------------
Total operating segments                     2,195,453    352,583     2,753,740           138,230        124,165
Macmillan/McGraw-Hill joint venture                 --     28,376            --                --             --
Unusual charges related to acquisition of
   additional 50% of Macmillan/McGraw-Hill
   School Publishing Company                        --   (229,800)           --                --             --
Corporate                                           --    (48,538)      330,423             1,389            132
Interest expense-- net                              --    (36,342)           --                --             --
----------------------------------------------------------------------------------------------------------------
Total company                               $2,195,453  $  66,279*   $3,084,163          $139,619       $124,297
----------------------------------------------------------------------------------------------------------------
1995
United States                               $2,528,553  $ 448,876    $2,744,804
Foreign                                        406,730     59,731       359,585
-------------------------------------------------------------------------------
1994
United States                               $2,402,976  $ 408,846    $2,679,589
Foreign                                        357,893     42,474       324,774
-------------------------------------------------------------------------------
1993
United States                               $1,886,425  $ 316,830    $2,769,691
Foreign                                        309,028     35,753       314,472
===============================================================================

*  Income before taxes on income.
+  Includes amortization of goodwill and intangible assets and prepublication costs.
++ Includes purchases of property and equipment and investments in prepublication costs.

5. TAXES ON INCOME

Income before taxes on income resulted from domestic operations (including foreign branches) and foreign subsidiaries' operations as follows:

(in millions)                                      1995        1994         1993
--------------------------------------------------------------------------------
Domestic operations                              $356.1      $319.3        $38.7
Foreign operations                                 30.2        26.1         27.6
--------------------------------------------------------------------------------
Total income before taxes                        $386.3      $345.4        $66.3
================================================================================

A reconciliation of the U.S. statutory tax rate to the company's effective tax rate for financial reporting purposes follows:

                                                  1995        1994         1993
-------------------------------------------------------------------------------
U.S. statutory rate                               35.0%       35.0%        35.0%
Unusual charges                                     --          --         33.5
Goodwill amortization                              1.7         1.9         13.1
Effect of state and local
   income taxes                                    5.5         6.1         10.6
Other-- net                                       (1.0)       (1.8)        (9.5)
-------------------------------------------------------------------------------
Effective tax rate                                41.2%       41.2%        82.7%*
===============================================================================

*Excluding unusual charges, the 1993 effective tax rate was 41.8%.

The provision for taxes on income consists of the following:

(in millions)                                      1995        1994         1993
--------------------------------------------------------------------------------
Federal:
Current                                          $104.9      $ 75.8        $62.8
Deferred                                           11.9        28.5        (25.8)
--------------------------------------------------------------------------------
Total federal                                     116.8       104.3         37.0
--------------------------------------------------------------------------------
Foreign:
Current                                             7.3         8.8          5.4
Deferred                                            2.3        (3.2)         1.6
--------------------------------------------------------------------------------
Total foreign                                       9.6         5.6          7.0
--------------------------------------------------------------------------------
State and local:
Current                                            28.0        20.9         22.6
Deferred                                            4.7        11.5        (11.8)
--------------------------------------------------------------------------------
Total state and local                              32.7        32.4         10.8
--------------------------------------------------------------------------------
Total provision for taxes                        $159.1      $142.3        $54.8
================================================================================

The principal temporary differences between the accounting for income and expenses for financial reporting and income tax purposes as of December 31 follow:

(in millions)                                                1995           1994
--------------------------------------------------------------------------------
Fixed assets and intangible
   assets                                                 $ 125.9        $ 117.6
Prepaid pension and other
   expenses                                                  65.6           61.5
Unearned revenue                                             36.0           33.0
Reserves and accruals                                      (117.7)        (106.1)
Postretirement and
   postemployment benefits                                  (95.1)         (92.4)
Other-- net                                                  58.7           45.6
--------------------------------------------------------------------------------
Deferred tax liability-- net                              $  73.4        $  59.2
================================================================================

The company made income tax payments totaling $111.4 million in 1995, $83.9 million in 1994 and $78.4 million in 1993.

    The company has not recorded deferred income taxes applicable to undistributed earnings of foreign subsidiaries that are indefinitely reinvested in foreign operations. Undistributed earnings amounted to approximately $65 million at December 31, 1995, excluding amounts which, if remitted, generally would not result in any additional U.S. income taxes because of available foreign tax credits. If the earnings of such foreign subsidiaries were not indefinitely reinvested, a deferred tax liability of approximately $17 million would have been required.

6. INVESTMENT IN ROCK-MCGRAW, INC.

Rock-McGraw owns the company's headquarters building in New York City. It is owned 45% by the company and 55% by Rockefeller Group, Inc.

    The company currently occupies a significant portion of the rentable space. The lease is for 30 years ending in the year 2002 and includes renewal options for two additional 15-year periods. In 1995, the company paid Rock-McGraw gross annual rentals of $19.4 million (including various escalation payments) for the occupied space and $13.7 million for space which it has sublet. Over the lease term, the company is recovering a portion of the rentals through its share of earnings of Rock-McGraw.

    A summary of significant financial information for Rock-McGraw follows:

(in millions)                                      1995        1994         1993
--------------------------------------------------------------------------------
Revenue                                          $ 62.7      $ 61.8       $ 52.4
--------------------------------------------------------------------------------
Net income                                          9.7        10.0          5.3
--------------------------------------------------------------------------------
Depreciation expense                                6.4         6.4          5.2
--------------------------------------------------------------------------------
Total assets                                      200.7       198.0        178.5
--------------------------------------------------------------------------------
Mortgage payable                                   27.5        31.2         34.8
--------------------------------------------------------------------------------
Total liabilities                                  63.0        70.1         60.7
================================================================================

The building is financed by an 81/8%, 25-year mortgage repayable in quarterly installments of $.9 million plus interest with the balance of $18.3 million due at maturity in 1998.

7. DEBT

At December 31, 1995, the company had short-term borrowings of $371 million, primarily representing domestic commercial paper borrowings at an average interest rate of 6.0% maturing at various dates during 1996. The commercial paper borrowings are supported by the revolving credit agreement described below, and $300 million has been classified as long-term.

    The company has an $800 million revolving credit agreement with a group of banks terminating in November 1999. Interest rates on amounts borrowed vary depending upon the source and are based on any one of the Eurodollar, Certificate of Deposit or prime rates, at the company's option. The credit agreement contains various warranties and covenants that must be complied with on a continuing basis. The agreement requires a commitment fee on the unused portion of the credit line. At December 31, 1995, there were no borrowings under the agreement.

    In 1990, the company issued $250 million of 9.43% senior notes due September 1, 2000. The notes are unsecured and unsubordinated obligations of the company and are not redeemable by the company prior to the maturity date.

    At December 31, 1994, the company had short-term borrowings of $505 million, primarily representing domestic commercial paper borrowings at an average interest rate of 5.9% maturing at various dates during 1995. The commercial paper borrowings were supported by the revolving credit agreement noted above and $400 million of the commercial paper borrowings was classified as long-term.

    A summary of long-term debt at December 31 follows:

(in thousands)                                               1995           1994
--------------------------------------------------------------------------------
9.43% senior notes due 2000                              $250,000       $250,000
Commercial paper supported
   by bank revolving credit agreement                     300,000        400,000
Other                                                       7,365          7,517
--------------------------------------------------------------------------------
Total long-term debt                                     $557,365       $657,517
================================================================================

The company paid interest on its debt totaling $58.6 million in 1995, $51.7 million in 1994 and $33.8 million in 1993.

    The carrying amount of the company's commercial paper borrowings approximates fair value. The fair value of the company's 9.43% senior notes and other long-term debt at December 31, 1995 and 1994 totaling $257.4 million and $257.5 million, respectively, based on current borrowing rates for debt with similar terms and maturities is estimated to be $294 million and $271 million, respectively.

8. RENTAL EXPENSE AND LEASE OBLIGATIONS

Rental expense for property and equipment under all operating lease agreements was as follows:

(in millions)                                      1995        1994         1993
--------------------------------------------------------------------------------
Gross rental expense                             $112.1      $114.4       $100.3
Less: sublease revenue                             26.1        23.7         22.0
--------------------------------------------------------------------------------
Net rental expense                               $ 86.0      $ 90.7       $ 78.3
================================================================================

The company is committed under lease arrangements covering property, computer systems and office equipment. Certain lease arrangements, including the lease for the company's headquarters building, contain escalation clauses covering increased costs for real estate taxes and operating services.

    Minimum rental commitments under existing noncancelable leases with a remaining term of more than one year, including the company's headquarters building referred to in Note 6, are shown in the following table. The annual rental commitments for real estate through the year 2002 have been reduced by approximately $21 million of revenue from existing noncancelable subleases.

(in millions)
--------------------------------------------------------------------------------
1996                                                                      $ 56.8
1997                                                                        49.6
1998                                                                        40.1
1999                                                                        29.9
2000                                                                        21.6
2001 and beyond                                                             69.8
--------------------------------------------------------------------------------
Total                                                                     $267.8
================================================================================

9. CAPITAL STOCK

The $1.20 convertible preference stock may be converted into common stock at the option of the shareholder at the rate of one share of preference stock for 6.6 shares of common stock.

    The number of common shares issuable for the exercise of stock options was 7,208,178 at December 31, 1995 and 8,110,228 at December 31, 1994. Under the
Directors' Stock Payment Plan, 37,048 common shares were reserved for issuance at December 31, 1995 and 38,776 at December 31, 1994.

    On January 31, 1996, the Board of Directors approved a stock repurchase program authorizing the company to purchase up to four million shares of the company's common stock. The repurchased shares may be used for general corporate purposes, including the issuance of shares for the exercise of stock options.

    Two million shares of preferred stock, par value $1 per share are authorized; none have been issued. 600,000 shares have been reserved for issuance under a Preferred Share Purchase Rights Plan adopted by the company's Board of Directors on October 25, 1989. Under the Plan, one right for each share of common stock outstanding was granted to shareholders of record on November 6, 1989. Each right entitles shareholders to buy a 1/200th interest in a share of a series of preferred stock at an exercise price of $137.50 per right. The rights will not be exercisable or transferable until a party either acquires beneficial ownership of 20% or more of the company's common shares or announces a tender offer for 20% or more of the common shares. In the event the company is a party to a merger, reverse merger or other business combination, each right will entitle its holder to purchase, at the exercise price of the right, a number of shares of common stock of the surviving company having a market value of two times the exercise price of the right. The Plan also gives the Board of Directors the option to exchange one share of common stock of the company for each right (not owned by the acquirer) after an acquirer holds 20% but less than 50% of the outstanding shares of common stock. The rights are redeemable at one-half cent per right until a party acquires 20% or more of the company's common shares and expire November 6, 1999.

10. STOCK PLAN AWARDS

The company has three stock option plans: the 1993 and 1987 Key Employee Stock Incentive Plans and the 1983 Stock Option Plan. The 1983 Plan, which provided for the granting of incentive stock options and nonqualified stock options to purchase 2,400,000 shares of the company's common stock, expired January 25, 1993 except as to options then outstanding.

    The 1993 and 1987 Key Employee Stock Incentive Plans provide for the granting of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock awards, deferred stock (applicable to the 1987 Plan only), or other stock based awards to purchase a total of 9,200,000 shares of the company's common stock -- 4,600,000 shares under each plan.

    The 1993 Directors' Stock Payment Plan requires that 20% of eligible Directors' annual retainer be paid in common stock beginning in 1994. Under this Plan, a total of 40,000 shares of stock may be issued. Recipients of stock under this Plan are not required to provide consideration to the company other than rendering service and have the right to vote the shares and to receive dividends. The term of the Plan is ten years.

    Restricted stock performance awards have been granted under the 1993 and 1987 Plans. These restricted stock awards will vest only if the company achieves certain financial goals over various vesting periods. Recipients are not required to provide consideration to the company other than rendering service and have the right to vote the shares and to receive dividends.

    1995 option activity was as follows:

                                           1993 Plan     1987 Plan     1983 Plan
--------------------------------------------------------------------------------
Outstanding at beginning
   of year                                        --     2,330,998       702,590
Options granted                              568,200       310,100            --
Less:
Options exercised                                 --       444,214       253,940
Options canceled and
   expired                                    43,550        56,176         6,066
--------------------------------------------------------------------------------
Outstanding at end of year                   524,650     2,140,708       442,584
--------------------------------------------------------------------------------
Exercisable at end of year                     7,600     1,504,758       442,584
--------------------------------------------------------------------------------
Shares of common stock
   reserved for issuance
   at beginning of year                    4,600,000     2,807,638       702,590
--------------------------------------------------------------------------------
Shares of common stock
   reserved for issuance
   at end of year                          4,400,384     2,365,210       442,584
--------------------------------------------------------------------------------
Price range of options
   outstanding at end                      $33.56 to     $26.22 to     $24.84 to
   of year                                    $34.88        $34.88        $33.69
--------------------------------------------------------------------------------
Price range of options                            --     $26.22 to     $22.06 to
   exercised during year                                    $33.97        $33.69
================================================================================

A total of 282,468 restricted shares were issued at an average market value of $33.68 in 1995. In 1994, 235,952 restricted shares were issued at an average market value of $33.94. The awards are recorded at the market value on the date of grant. Initially, the total market value of the shares is treated as unearned compensation and is charged to expense over the respective vesting periods. For performance incentive shares, adjustments are also made to expense for changes in market value and achievement of financial goals. Unearned compensation charged to expense was $7.2 million for 1995, $5.2 million for 1994 and $3.0 million for 1993. Restricted shares outstanding at the end of the year were 539,356 shares in 1995, 549,894 shares in 1994, and 542,240 shares in 1993.

11. RETIREMENT PLANS

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

    A summary of pension cost for the company's domestic defined benefit plans follows:

(in millions)                                     1995         1994         1993
--------------------------------------------------------------------------------
Service cost                                   $  13.2       $ 16.4       $ 11.5
Interest cost                                     28.5         27.7         25.0
Return on assets:
Actual return                                   (122.2)        (7.4)       (45.9)
Deferred                                          75.7        (37.5)         5.9
--------------------------------------------------------------------------------
Recognized                                       (46.5)       (44.9)       (40.0)
Amortization of net asset
   at 1/1/86                                      (6.1)        (6.1)        (6.1)
Net amortization and
   deferral                                       (2.1)         1.2          1.1
--------------------------------------------------------------------------------
Net negative pension cost                      $ (13.0)      $ (5.7)      $ (8.5)
--------------------------------------------------------------------------------
Assumed rates-- January 1:
Discount rate (interest cost)                    8 1/2%       7 1/4%       7 3/4%
Compensation increase factor                     5 1/2        6            6
Return on assets                                 9 1/2        9 1/2        9 1/2
================================================================================

The company also has an unfunded supplemental benefits plan to provide senior management with supplemental retirement, disability and death benefits. Supplemental retirement benefits are based on final monthly earnings. Pension cost was $2.0 million for 1995, $2.4 million for 1994, and $2.2 million for 1993. The accumulated benefit obligation as of December 31, 1995 was $16.0 million including vested benefits of $14.6 million and the projected benefit obligation was $17.5 million.

    Total retirement plans cost was $31.3 million for 1995, $36.7 million for 1994 and $25.7 million for 1993.

    The funded status of the domestic defined benefit plans as of December 31 follows:

(in millions)                                                  1995         1994
--------------------------------------------------------------------------------
Actuarial present value of pension benefits:
Vested benefits                                             $(362.5)     $(309.2)
Non-vested benefits                                           (19.4)       (13.9)
--------------------------------------------------------------------------------
Accumulated benefit obligation                               (381.9)      (323.1)
Additional amount related to projected
   compensation increases                                     (28.1)       (19.6)
--------------------------------------------------------------------------------
Projected benefit obligation                                 (410.0)      (342.7)
Plan assets at market value --
   primarily listed stocks and
   U.S. government obligations                                585.4        486.1
--------------------------------------------------------------------------------
Excess of assets over projected
   benefit obligation                                         175.4        143.4
Unrecognized net asset at 1/1/86                               (4.6)       (10.7)
Unrecognized prior service cost                                 7.6          8.7
Unrecognized net gain                                         (80.2)       (56.6)
--------------------------------------------------------------------------------
Prepaid pension cost at December 31                         $  98.2      $  84.8
--------------------------------------------------------------------------------
Assumed rates-- December 31:
Discount rate                                                 7 1/4%       8 1/2%
Compensation increase factor                                  5 1/2        5 1/2
================================================================================

The company has several foreign pension plans which do not determine the accumulated benefits or net assets available for benefits as disclosed above. The amounts involved are not material and are therefore not included.

12. POSTRETIREMENT HEALTHCARE AND OTHER BENEFITS

The company and some of its domestic subsidiaries provide certain medical, dental and life insurance benefits for retired employees and eligible dependents. The medical and dental plans are contributory while the life insurance plan is noncontributory. The company currently does not fund any of these plans.

    Postretirement benefits cost was $7.1 million in 1995, $9.3 million in 1994 and $12.6 million in 1993. A summary of the components of the cost in 1995, 1994 and 1993 follows:

(in millions)                                     1995         1994         1993
--------------------------------------------------------------------------------
Service cost                                     $ 2.0        $ 2.2        $ 2.4
Interest cost                                     10.4         10.6         12.8
Net amortization and deferral                     (5.3)        (3.5)        (2.6)
--------------------------------------------------------------------------------
Postretirement benefits cost                     $ 7.1        $ 9.3        $12.6
================================================================================

A summary of the components of the unfunded postretirement benefit obligation as of December 31 follows:

(in millions)                                                   1995        1994
--------------------------------------------------------------------------------
Retirees                                                     $(103.8)    $(100.9)
Fully eligible plan participants                               (14.9)      (12.8)
Other active plan participants                                 (22.1)      (18.8)
--------------------------------------------------------------------------------
Total accumulated postretirement
   benefit obligation                                         (140.8)     (132.5)
Unrecognized net gain                                          (37.2)      (44.5)
Unrecognized prior service cost                                (22.1)      (24.7)
--------------------------------------------------------------------------------
Accrued postretirement benefit
   obligation                                                $(200.1)    $(201.7)
================================================================================

The assumed weighted average healthcare cost trend rate ranges from 9.0% in 1996 decreasing ratably to 5.5% in 2002 and remains at that level thereafter. Increasing the assumed healthcare cost trend rate by one percentage point in each future year would increase the accumulated postretirement benefit obligation at December 31, 1995 by $11.2 million and 1995 benefit expense by $1.2 million. The weighted average discount rate used to measure expense was 8.5% in 1995 and 7.5% in 1994; the rate used to measure the accumulated postretirement benefit obligation was 7.25% in 1995 and 8.5% in 1994.

REPORT OF MANAGEMENT




TO THE SHAREHOLDERS OF THE MCGRAW-HILL COMPANIES, INC.

The financial statements in this report were prepared by the management of The McGraw-Hill Companies, Inc., which is responsible for their integrity and objectivity.

    These statements, prepared in conformity with generally accepted accounting principles, and including amounts based on management's best estimates and judgments, present fairly The McGraw-Hill Companies' financial condition and the results of the company's operations. Other financial information given in this report is consistent with these statements.

    The McGraw-Hill Companies' management maintains a system of internal accounting controls designed to provide reasonable assurance that the financial records accurately reflect the company's operations and that the company's assets are protected against loss. Consistent with the concept of reasonable assurance, the company recognizes that the relative costs of these controls should not exceed the expected benefits in maintaining these controls. It further assures the quality of the financial records in several ways: a program of internal audits, the careful selection and training of management personnel, maintaining an organizational structure that provides an appropriate division of financial responsibilities, and communicating financial and other relevant policies throughout the corporation. The financial statements in this report have been audited by Ernst & Young LLP, independent auditors, in accordance with generally accepted auditing standards. The independent auditors were retained to express an opinion on the financial statements, which appears in the next column.

    The McGraw-Hill Companies' Board of Directors, through its Audit Committee, composed entirely of outside directors, is responsible for reviewing and monitoring the company's financial reporting and accounting practices. The Audit Committee meets periodically with management, the company's internal auditors and the independent auditors to ensure that each group is carrying out its respective responsibilities. In addition, the independent auditors have full and free access to the Audit Committee and meet with it with no representatives from management present.


/s/ JOSEPH L. DIONNE

JOSEPH L. DIONNE
Chairman and Chief Executive Officer


/s/ ROBERT J. BAHASH

ROBERT J. BAHASH
Executive Vice President and Chief Financial Officer


REPORT OF INDEPENDENT AUDITORS


THE BOARD OF DIRECTORS AND SHAREHOLDERS OF THE MCGRAW-HILL COMPANIES, INC.

We have audited the accompanying consolidated balance sheets of The McGraw-Hill Companies, Inc. as of December 31, 1995 and 1994, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The McGraw-Hill Companies, Inc. at December 31, 1995 and 1994, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                                           /s/ ERNST & YOUNG LLP


New York, New York
January 31, 1996

SUPPLEMENTAL FINANCIAL INFORMATION
Quarterly Financial Information (unaudited)

                                          First    Second      Third     Fourth       Total
(in thousands, except per-share data)   quarter   quarter    quarter    quarter        year
-------------------------------------------------------------------------------------------
1995
Operating revenue                      $568,548  $712,782  $ 904,351   $749,602  $2,935,283
Income before taxes                      23,727    89,864    179,970     92,710     386,271
Net income                               13,951    52,841    105,822     54,513     227,127
Earnings per share (Note a)                0.14      0.53       1.06       0.55        2.28
-------------------------------------------------------------------------------------------
1994
Operating revenue                      $559,774  $648,279  $ 855,517   $697,299  $2,760,869
Income before taxes                      25,454    81,702    153,338     84,946     345,440
Net income                               14,967    48,041     90,162     49,949     203,119
Earnings per share (Note a)                0.15      0.49       0.91       0.50        2.05
-------------------------------------------------------------------------------------------
1993
Operating revenue                      $466,947  $490,907  $ 554,969   $682,630  $2,195,453
Income/(loss) before taxes (Note b)      26,614    71,748   (108,804)    76,721      66,279
Net income/(loss) (Note b)               15,250    43,177    (91,868)    44,882      11,441
Earnings per share (Note a)                0.15      0.44      (0.93)      0.46        0.12
===========================================================================================

(a) Earnings per share reflect a 2-for-1 stock split approved by the company's Board of
Directors on January 31, 1996. All prior periods have been restated to reflect the split.
(b) The third quarter of 1993 includes unusual charges related to the acquisition of the additional 50% of Macmillan/McGraw-Hill School Publishing Company of $229.8 million ($160.8 million after taxes, or $1.64 per share). See Note 3.

HIGH AND LOW SALES PRICES OF THE MCGRAW-HILL COMPANIES COMMON STOCK ON THE NEW YORK STOCK EXCHANGE* (NOTE A)

                                          1995             1994             1993
--------------------------------------------------------------------------------
First quarter                   $36 5/8-31 7/8   $36 1/2-32 1/4   $32    -28 1/4
Second quarter                   38 7/8-35 5/8    35    -31 1/4    32 1/8-27 5/8
Third quarter                    42 3/8-37 5/8    38 5/8-33 1/8    35    -29 1/8
Fourth quarter                   43 7/8-39 1/2    37 3/8-32        37 5/8-32 7/8
--------------------------------------------------------------------------------
Year                             43 7/8-31 7/8    38 5/8-31 1/4    37 5/8-27 5/8
================================================================================

*The New York Stock Exchange is the principal market on which the company's shares are traded.
(a) High and low sales prices were adjusted to reflect the 2-for-1 stock split approved by the company's Board of Directors on January 31, 1996. All prior periods have been restated to reflect the split.

48