Form 10-K405, Exhibit 13
period 1996-12-31
MCGRAW-HILL COMPANIES INC
filed 1997-03-26
CIK 64040

                                                                      PAGE IN
                                                                   ANNUAL REPORT
                                                                   -------------

Business (Textual Material)                                         4 through 20
                                                                      24 and 25
Management's Discussion and Analysis                                  26 to 32
Consoldiated Statement of Income                                         33
Consolidated Balance Sheet                                            34 and 35
Consolidated Statement of Cash Flow                                      36
Consolidated Statement of Shareholders' Equity                           37
Notes to Consolidated Financial Statements                            38 to 44
Report of Management                                                     45
Report of Independent Auditors                                           45
Eleven-Year Financial Review                                          46 and 47
Supplemental Financial Information                                       48

[GRAPHIC]

THREE CORE BUSINESSES WITH
THREE STRATEGIC THRUSTS

      4
-------------
      5

[#3 LOGO]

In the 1990s the relative impact of our three core businesses on overall results has changed dramatically, reflecting both the transformation of The McGraw-Hill Companies and an array of external factors.

      In 1996 Financial Services produced 49% of our operating profit compared with 34% in 1990, and Educational and Professional Publishing generated 29% versus 19% six years ago. Understandably, the contribution from Information and Media Services has declined to 22% from 47%. The 1996 percentages exclude the net gain from the Shepard's/Times Mirror Higher Education exchange transaction.

      Growth is projected in each business segment but at differing increments. While strategies vary, they share a common foundation. Over the past two years three words have dominated discussions of our progress and plans: global, innovation, management. Each capsulizes a driving force underlying our actions:

GLOBAL - to extend our international reach, with particular emphasis on growth stemming from opportunities in financial services and publishing;

INNOVATION - to use our assets more creatively and make them work more productively;

MANAGEMENT - to nurture talent, expand capabilities and execute our initiatives still more effectively.

      This annual report is structured around those themes, evident in the performance of each of our business segments in 1996. (A detailed discussion of 1996 results is presented in the Financial Review and Analysis on pages 26 - 32.)

FINANCIAL SERVICES: SPEARHEADING OUR GROWTH. Up 13.5%, operating profit again reached a record high, even though new issue dollar volume in the U.S. bond market has not returned to its 1993 peak.

      Standard & Poor's Ratings Services, continuing to reduce its reliance on new issue volume, contributed significantly to the gain. Its strong performance stemmed from robust growth in global markets, continued success with new products in nontraditional markets, increased market share in the public finance market, a strong structured finance business and the increased issuance of high-yield bonds.

      At Standard & Poor's Financial Information Services the continuing global expansion of financial data services and growing sales in retail and institutional sectors helped produce improved results. Operating with new leadership and a new framework based on five core customer groups, Financial Information Services added "Standard & Poor's" to its name and those of most of its units. The move capitalizes on the brand's longstanding power in the financial marketplace.

EDUCATIONAL AND PROFESSIONAL PUBLISHING:A GOOD YEAR. In a period of decreased state adoption activity at the elementary grade level, this business segment nearly matched 1995's earnings excluding special items. Operating profit in 1996 excluding special items was down only 1.3%. Results reflected gains in educational publishing and higher education offset by a decline in professional publishing's domestic operations and the impact of development costs for McGraw-Hill Home Interactive.

      Comparative results don't tell the year's real story, however. Our Shepard's legal publishing operations, which we swapped last fall for the Times Mirror Higher Education Group, had annualized sales of less than $80 million compared with the $220 million of the Times Mirror operations, and only 11 weeks of those results (dating from the October 15 completion of the agreement) are included in our 1996 financial reporting.

      The added operations, which provide a near-perfect complement to our existing higher education offerings, have much better growth prospects than we envisioned at Shepard's and provide an opportunity to increase the operating profit margin and global reach of our higher education business.

INFORMATION AND MEDIA SERVICES:A STRONG FINISH. Operating profit rose 1.5% as a fourth-quarter rebound counteracted the year's disappointing start.

      The Business Week Group and Tower Group International again posted banner years, while electronic products and cost reductions contributed to gains at the McGraw-Hill Construction Information Group.

      Results in the Publication Services Group were mixed, with advances in the aviation and healthcare sectors but a decline in the science and technology category. Our information technology and communications publications and Datapro groups are adjusting to an industry-wide shakeout.

      Our Broadcasting Group experienced a downturn due to a softer San Diego market and lower ABC ratings, which were adversely affected by NBC's primetime success and the draw of the Olympics.

AND NOW A CONSUMER DIMENSION

The stature of The McGraw-Hill Companies is built on the respect we have earned within the business, financial and education marketplaces. Now we're taking our trusted name and brands into the homes of consumers as well.

      In time for the 1996 holiday season McGraw-Hill Home Interactive launched its first four multimedia CD-ROM titles, targeted to children ages 8 to 14. They were praised in trade publications and recognized for their outstanding quality and entertainment value by The National Parenting Center, The Family Channel and ComputEd Learning Lab.

      For children ages 10 and up the unit also introduced a World Wide Web site that allows information to be tailored to personal tastes.

       For adult consumers we plan to introduce a Standard & Poor's investor network in mid-1997 on the Internet. This product serves rapidly growing demand for information as individuals take a more active role in decisions affecting their retirement income. A full-scale, subscription-based consumer service, the Standard & Poor's investor network will provide financial planning guidance, investment information and research, help in facilitating transactions, and ongoing portfolio monitoring and maintenance.

       A broader consumer market sector is now using the Business Week Online product, which is available via America Online and on the Internet. This service has helped extend the publication's consumer audience in the U.S. and globally.

[GRAPHIC]

GLOBAL GROWTH

                                    GROWTH IN
                              INTERNATIONAL MARKETS
                                  OUTSTRIPS OUR
                            GAINS IN THE U.S., AND WE
                               EXPECT THAT PATTERN
                                  TO CONTINUE.

The climate has never been better for global growth. World financial markets continue to expand robustly, and emerging nations increasingly recognize they need thoroughly trained executives and better educated work forces for long-term success.

      We're building our international presence aggressively. To our corporate staff we've added a new management team and structure specifically to identify opportunities and direct our global expansion. It includes an executive vice president of global markets and strategic development and roles for three regional directors - for Asia, Europe and Latin America. Strategies vary, reflecting differences in market characteristics and national business environments.

      Meanwhile, Standard & Poor's Financial Information Services has centered overall direction of global business development in a new post and appointed a veteran company executive with extensive experience outside the U.S. to fill it. Expansion in Southeast Asia and Europe are immediate priorities.

      In 1996 revenue from international sources, which includes international sales by our U.S. operations, rose 10.8% compared with a U.S. gain of 3.5%. International markets now account for 18.5% of total revenue.

THIRTY PERCENT OF REVENUE from international sources by 2000 is among the primary goals of Standard & Poor's Ratings Services. International markets provide a buffer against peaks and valleys in domestic sales.

      While stressing the enhancement of technological capabilities, Standard & Poor's Ratings Services believes that direct customer contact is equally important - as a mark of accessibility and to encourage a free flow of information.

      In addition to its 11 offices and 300 employees outside the U.S., the division continues to expand its network of affiliations with well-regarded ratings services in emerging market countries. In 1996 it announced relationships in Argentina, Chile, India and Indonesia. It expects to establish similar collaborations in other countries in 1997.

OVER 60 COUNTRIES ARE ON THE LIST of sovereign ratings issued by Standard & Poor's Ratings Services. The unit also sees substantial opportunities in the private sector in emerging markets. As in the U.S., many corporations and financial institutions in other countries have begun to use ratings not only to assess credit quality but also to benchmark their overall financial performance.

      Such market influences inspired the consolidation of 15-year-old CreditWeek and 12-year-old CreditWeek International into "the first and only weekly publication produced by a rating agency that is dedicated to covering the global credit markets." The new CreditWeek provides expanded editorial content, structured to increase readability.

GLOBAL GROWTH

     8
------------
     9


THE 23 PUBLISHING CENTERS our Professional Publishing Group operates outside the U.S., either directly or through co-publishing agreements, produce titles in 16 languages. Overall, we sell more books in more languages than any of our competitors. International markets typically account for nearly two-thirds of the group's sales.

      Asia-Pacific is the geographic territory with the strongest potential for growth. We also have groups in Canada, Europe (including Eastern Europe and Russia) and Latin America. We expect to bring additional subsidiaries into our network in Asia, Eastern Europe and South America as conditions merit such action.

      A new avenue to growth opened when the Times Mirror Higher Education Group was acquired. It is strong in business and science - subjects that sell well in global markets. Our traditional strength in international college sales will quickly extend the reach of the former Times Mirror titles.

ONE HUNDRED FIFTY THOUSAND CIRCULATION (of 1,025,000 in total) is now the international rate base Business Week guarantees to advertisers, topping any other U.S.-based business publication. Business Week has the largest global business circulation of any periodical. Its ongoing global expansion is visible in other ways as well. For example, the Asia edition of Business Week International, one of three English-language regional versions, began printing in Singapore to enable further customizing of editorial content.

      BETTER AND BROADER INFORMATION on companies and financial markets outside the U.S. are priorities on Standard & Poor's Financial Information Services' agenda.

- Standard & Poor's Compustat (financial databases and advanced PC-based software for financial analysis) initiated direct compilation of key financial data on 12,000 international companies, further enhancing its level of trust and reliability among its customers. It also substantially updated its popular PC Plus software, adding several new features, including real-time prices and market data as well as value-added input from other Standard & Poor's units.

- Standard & Poor's MMS (information on debt and currency markets) now provides market analysis and economic forecasts covering 16 markets in Europe, Asia and Latin America - the fastest, most extensive such service available. It also launched a daily faxed newsletter called Global Markets Today.

- Standard & Poor's Platt's (market intelligence and pricing for commodities traders in the energy, chemicals and metals markets) launched two new services focusing on shipping and the recently deregulated electricity market. The electricity product is a joint venture with The McGraw-Hill Companies' Energy and Business Newsletters.

            Three of the group's other units also extended their global scope:
      Standard & Poor's ComStock launched a new quote and news service with a Dutch financial information company, DRI/McGraw-Hill joined a Hong Kong-based company in the exclusive distribution of an economic and financial database covering 12 Asian countries, and Standard & Poor's Equity Services opened participation in its corporate information program to companies based in Australia.

[GRAPHIC]

INCREASING INNOVATION

                                   INCREASING
                               INNOVATION IS BOTH
                                 AN OVERARCHING
                           GOAL AND AN APT DESCRIPTION
                               OF THE PERFORMANCE
                                  WE'RE SEEING
                               IN OUR OPERATIONS.

Tapping creativity more deeply, doing more with the resources we have and augmenting our capabilities have helped speed the pace and broaden the dimensions of innovation at The McGraw-Hill Companies.

      We've launched a concerted drive to strengthen our technological expertise measurably. We're staffing and equipping ourselves to take full advantage of digital-based product opportunities.

      Innovation is evident in new alliances and partnerships, new ventures, new customer relationships, and entry into markets we haven't served before. It's reflected in an array of changes in managerial systems and procedures and increased collaboration among our units.

      The flow of new products, product enhancements and product extensions has increased - most visibly in our expanding family of Web sites, other online services and CD-ROM titles. Transformation of traditional print content into digitally-based information has opened new sales channels.

IN AN INNOVATIVE PUBLIC-PRIVATE collaboration, DRI/McGraw-Hill (global provider of economic analysis and industry reports) along with Standard & Poor's Equity Services and the McGraw-Hill Professional Book Group will begin publishing in mid-1997 the U.S. Industrial Outlook, the U.S. Department of Commerce's definitive outlook report. DRI has also launched electronic versions of its most popular forecast publications, delivered via corporate networks.

      Standard & Poor's Equity Services (information and analysis focused on U.S. equity markets) introduced a new system of industry groups for its four principal indexes, the S&P 500, S&P MidCap 400, S&P SmallCap 600 and S&P 1500 SuperComposite. Indexed mutual funds based on the S&P 500 experienced explosive growth in 1996. In 1997, Equity Services will premiere the Standard & Poor's Bank Investment Center, which will supply information to banks providing investment services to retail customers.

      Standard &Poor's J.J. Kenny (information on fixed-income securities and inter-dealer municipal bond trading) made The Blue List, the primary monitor of municipal and corporate bond offerings in the U.S., available on the Internet, along with Standard & Poor's J.J. Kenny Drake Market Data (monitoring the secondary municipal bond market). Both are subscription-based services.

INCREASING INNOVATION

     12
-------------
     13

      IN JUST 100 DAYS from start to finish the McGraw-Hill Construction Information Group (CIG) developed a Windows version of Dodge DataLine (online information on construction projects and activity). Aggressive promotion led to instant success. It was the latest innovation for CIG, the world's leading provider of industry-specific information and analysis, available in print and electronic form and customized to meet clients' needs.

            Meanwhile, F.W. Dodge centralized at one location (Orlando) information compilation formerly dispersed among 22 sites. Such steps helped spark revenue and productivity gains at the unit for the first time in several years.

- Sweet's (information to assist product selection) sustained its earnings growth with the help of new products such as Design Blocks, a notable 1996 introduction. Developed with software leader Autodesk, the CD-ROM provides building product CAD drawings that can be incorporated directly into architectural plans. Streamlining its operations as well, Sweet's has eliminated 17 field offices by equipping its sales force with laptop computers.

- Engineering News-Record and Architectural Record unveiled redesigns that raised the quality and volume of information provided. AR introduced its new look as it became the official publication of the American Institute of Architects in January 1997. That alliance, which nearly doubled AR's circulation, is one of several currently evolving with both national and regional trade associations. Among the newest is an agreement with the Construction Specification Institute focused primarily on professional education programs.

- Online inquiries to the Sweet's Web site from architects around the world have dramatically exceeded expectations, and ENR's Web site, introduced early in 1996, began generating profits in September.

MORE THAN 2,000 CREDIT RATINGS of financial institutions, plus detailed reports on more than 600 banks in 50 nations and analysis of national banking systems, are offered through the Bank Ratings Service, introduced by Standard & Poor's Ratings Services in March 1996. Available in print, via fax, on CD-ROM and online, its information covers emerging and developed nations, organized by region.

  Standard & Poor's Ratings Services wants to double the contribution from such nontraditional services to 25% of total revenues within four years. Given its leadership status, it is well-positioned to reach this goal. The nontraditional category already includes ratings of insurance companies, mutual funds, project financings, derivative products and corporate credit ratings. Because these ratings aren't tied to capital markets, they aren't driven by interest rates or new issue volume, and they're growing at significant rates - higher than the traditional business of U.S. corporate and municipal bond ratings.

INCREASING INNOVATION

     14
------------
     15

[VLS LOGO] DEVELOPING PRODUCTS for emerging curriculum trends and instructional approaches is a cornerstone strength of our education operations - as demonstrated by our Versatile Learning System (VLS).

      Combining resources of The McGraw-Hill Companies, VLS is a comprehensive learning system that integrates print and electronic materials in a balanced multimedia presentation easy for teachers to use on a daily basis. As they become familiar with the new systems, teachers discover how much value multimedia can add to their students' learning experience. As a result, VLS has assumed a significant role in advancing the acceptance of technology - and the leadership of our brands - among teachers in U.S. schools.

AN ELECTRONIC COMMERCE SYSTEM developed by Tower Group International allows FedEx International Priority shipments to clear through U.S. Customs at the sprawling FedEx hub in Indianapolis without traditional paperwork. The system, the first of its kind and designed in collaboration with the U.S. Customs Service and FedEx, uses document imaging technology to enable computer screen review of required information, significantly speeding the movement of packages. Tower Group International is one of the leading providers of logistics management and trade information management services in North America.

[GRAPHIC]

MULTIDIMENSIONAL LEADERSHIP

                               THE MANAGEMENT TEAM
                LEADING OUR TRANSFORMATION IS TRANSFORMING ITSELF
                            AS WELL. IT'S PREPARED TO
                                   BROADEN OUR
                           MARKET LEADERSHIP INTO NEW
                            TERRITORIES - AROUND THE
                                GLOBE AND ACROSS
                               THE MEDIA SPECTRUM.

No management mission is more important than guiding change effectively - and we think that is happening throughout The McGraw-Hill Companies. It is evident every February and March when we present our annual Excellence in Management Awards and Corporate Achievement Awards. The men and women who receive those honors demonstrate leadership in what they do, and help build the leadership positions we hold in so many of our markets.

      Reinforcing and expanding management strengths - throughout our business units - has been a special emphasis. There has been a wealth of new appointments over the past three years, drawing from talent both inside and outside our organization. More than 60% of our top 120 executive positions are in new hands. Our management team is a good blend of company veterans and newcomers.

      The leadership we see is multidimensional. Some examples follow.

BREAKAWAY GLOBAL LEADERSHIP in risk evaluations is one goal of Standard & Poor's Ratings Services - with a target date of 2000. Already the world's leading credit rating agency, it is widening the gap not only through international initiatives and innovation but also through multifaceted training programs. Similar efforts are under way at other business units.

      In April, Standard & Poor's Ratings Services inaugurated a customized three-week management development program at the University of Virginia's Darden School of Business Administration. Thirty key managers from its worldwide branch network participated in the first three sessions. Standard & Poor's Financial Information Services will begin a similar program in 1997.

LEADERSHIP POSITIONS WERE EXPANDED by Standard & Poor's Financial Information Services' units in 1996. Standard & Poor's ComStock (up-to-the-minute quotes and other information delivered online) completed agreements with America Online and Time Warner's Pathfinder service and three popular financial news Web sites (joining arrangements with Prodigy and CNN). Now the leading provider of financial data on the Internet, it also introduced its own fee-based Internet service.

ACQUISITIONS in business books and trade magazine publishing augment our product development opportunities and our ability to track innovations in the dynamic arenas of business, finance and healthcare.

      The combination of Irwin Professional Publishing (acquired with the Times Mirror Higher Education Group) and Business/McGraw-Hill gives us clear-cut market leadership in business books. We have particularly strong lists in professional and consumer financial and investment books. The Publication Services Group now has five healthcare publications and has become a leader in serving the information needs of the industry. In 1996 it acquired Healthcare Informatics and InfoCare, which cover the use of information technology in healthcare.

WINNING THE MOST PRESTIGIOUS AWARD in magazine publishing further validates the leadership in journalism long associated with Business Week. Last April, for the second time in three years, it received the National Magazine Award for General Excellence in the one million-plus circulation category. Revenue gains have accompanied editorial achievement. Advertising volume and circulation are up, and advertising and subscription rate increases are charted for 1997.

MULTIDIMENSIONAL LEADERSHIP

     18
------------
     19

[#1 LOGO] STATUS AS THE "BIBLE" of an industry is another indicator of leadership, and Aviation Week & Space Technology clearly holds that position, alongside other members of the Publication Services Group.

      The Aviation Week Group has taken a variety of actions to propel its success higher. During 1996 it introduced a new annual industry reference in print and CD-ROM editions, gave its flagship magazine a new look during that publication's 80th anniversary, spun off an editorial section into a separate magazine (Overhaul and Maintenance), launched the first cable-TV program devoted to aerospace news, and expanded its ambitious conference schedule by co-producing the first executive symposium on information management in aerospace.

NUMBER ONE IN EDUCATIONAL PUBLISHING became our ranking worldwide when we acquired the Times Mirror Higher Education Group in 1996 as a synergistic companion to our own College Division. We merged two companies that had more than 1,700 employees and arrived at a combined group - McGraw-Hill Higher Education - with approximately 1,200 employees. We now hold leadership positions in 12 higher education disciplines, including accounting, biology, economics, finance and psychology. We brought our global marketing strength to the domestically oriented Times Mirror operations.

      New strategic alliances and multimedia products are also contributing significantly to rising higher education sales. For example, with the Graduate Management Admissions Council we are developing and marketing interactive CD-ROM programs designed for students pursuing a master's degree in business administration.

      DELIVERING LOCAL NEWS IN NONTRADITIONAL TIME PERIODS and on added channels is a key Broadcasting Group strategy to reach more viewers, who increasingly want local news on demand. The group expects to attain long-term goals through leadership in local news and its affiliation with ABC.

- In San Diego, KGTV joined Cox Cable to launch the first local TV news service airing 24 hours a day. The service will reach 648,000 cable households by mid-1997.

- In Denver, KMGH-TV plans to expand its local newscasts to the 4-5 p.m. time period.

- In Indianapolis, WRTV collaborated with five Indiana PBS stations to air continuous election night coverage from 7 to 9:30 p.m. and recently launched a local weekend newscast on its own channel.

- In addition, KGTV became the exclusive local TV news provider for a new America Online service called Digital City San Diego.

MULTIDIMENSIONAL LEADERSHIP

     20
------------
     21

      [#1 LOGO] OUR PREEMINENCE in kindergarten through twelfth grade classrooms reflects the ongoing success of four divisions.

- The McGraw-Hill School Division's basal programs consistently rank among the top sellers in major state adoptions. In 1996, Share the Music for grades K-8 became the most widely used music series in the U.S., and its new social studies series, Adventures in Time and Place, developed in collaboration with the National Geographic Society, is continuing a tradition of leadership in that subject.

- Glencoe/McGraw-Hill, the nation's largest secondary publisher, now holds leading positions in nine of its 14 curriculum areas. Exemplifying that dominance, Glencoe's products generated sales well above all competitors combined in each of the seven states that adopted science programs in 1996.

- Our SRA/McGraw-Hill division's March 1996 acquisition of the educational assets of Open Court Publishing Company broadened its position as the nation's best-known publisher of supplementary, skills-based educational materials. The acquisition included phonics-based reading, language arts and mathematics instructional programs for the K-8 market.

- CTB/McGraw-Hill's addition of TerraNova, a ground-breaking test series, reinforced its standing as the U.S. leader in primary and secondary pupil-testing programs. CTB currently has 15 statewide testing contracts, including seven awarded in 1996 - five for TerraNova.

THE MCGRAW-HILL COMPANIES
AT-A-GLANCE


                  GROUP AND KEY MARKETS                 LEADING BRANDS
----------------------------------------------------------------------------------------------------------------------------------
Financial         STANDARD & POOR'S FINANCIAL           Standard & Poor's Compustat             Standard & Poor's Marketscope
Services          INFORMATION SERVICES                  Standard & Poor's ComStock              Standard & Poor's MMS
                  Investors, corporations, govern-      Standard & Poor's Index Services        Standard & Poor's Outlook
                  ment agencies, financial institu-     Standard & Poor's J.J. Kenny Drake      Standard & Poor's Platt's
                  tions, portfolio managers, brokers,   Standard & Poor's J.J. Kenny            Standard & Poor's Securities, Inc.
                  unit investment trusts and mutual      Evaluation Services                    Standard & Poor's Stock Reports
                  funds managers, commodities,          Standard & Poor's J.J. Kenny            Standard & Poor's The Blue List
                  securities and foreign exchange        Information Services                   DRI/McGraw-Hill
                  traders, and libraries                Standard & Poor's KENNYBASE
                  ----------------------------------------------------------------------------------------------------------------
                  STANDARD & POOR'S                     Corporate Ratings                       Sovereign Ratings
                  RATINGS SERVICES                      Insurance Ratings                       Structured Finance Ratings
                  Global capital markets and related    Financial Institutions Ratings          Project Finance Ratings
                  risk assessments                      Managed Funds Ratings                   Ratings Information Services
                                                        Public Finance Ratings
----------------------------------------------------------------------------------------------------------------------------------
Educational and   EDUCATIONAL PUBLISHING                McGraw-Hill School Division             SRA/McGraw-Hill
Professional      Elementary, secondary, testing,        (formerly Macmillan/McGraw-Hill)       McGraw-Hill School Systems
Publishing        vocational and postsecondary          Glencoe/McGraw-Hill                     McGraw-Hill Home Interactive
                  fields                                CTB/McGraw-Hill                         McGraw-Hill/London House
                  ----------------------------------------------------------------------------------------------------------------
                  HIGHER EDUCATION AND                  McGraw-Hill Higher Education            - Irwin/McGraw-Hill
                  CONSUMER GROUP                        - McGraw-Hill College                   - Dushkin/McGraw-Hill
                  College, postgraduate                 - WCB/McGraw-Hill
                  and consumer markets
                  ----------------------------------------------------------------------------------------------------------------
                  INTERNATIONAL PUBLISHING              McGraw-Hill Interamericana
                  Educational and professional          McGraw-Hill Europe
                  markets in Asia, Latin America,       Tata McGraw-Hill
                  Europe and Canada                     McGraw-Hill Ryerson
                  ----------------------------------------------------------------------------------------------------------------
                  PROFESSIONAL PUBLISHING               Professional Book Group                 Computing/McGraw-Hill
                  Engineering, science, medicine, law   Business/McGraw-Hill                    Continuing Education Center
                  healthcare, computer technology,      Osborne/McGraw-Hill
                  business and government markets
----------------------------------------------------------------------------------------------------------------------------------
Information and   BROADCASTING GROUP                    KMGH-TV (Denver)                        KERO-TV (Bakersfield)
Media Services    Serving the Denver, Indianapolis,     KGTV (San Diego)                        WRTV (Indianapolis)
                  San Diego and Bakersfield, Calif.
                  communities
                  ----------------------------------------------------------------------------------------------------------------
                  BUSINESS WEEK GROUP                   Business Week
                  Business professionals and            Business Week International
                  advertisers worldwide                 Business Week Online
                  ----------------------------------------------------------------------------------------------------------------
                  MCGRAW-HILL CONSTRUCTION              F.W. Dodge
                  INFORMATION GROUP                     Sweet's Group
                  Architects, engineers, contractors,   Architectural Record
                  real estate owners, developers        Engineering News-Record
                  and investors, building products
                  manufacturers
                  ----------------------------------------------------------------------------------------------------------------
                  DATAPRO INFORMATION                   Datapro Information Services            BYTE
                  SERVICES GROUP                        National Software Testing               Data Communications/
                  INFORMATION TECHNOLOGY AND             Laboratories                            Data Communications International
                  COMMUNICATIONS GROUP                  Northern Business Information           LAN Times
                  Information technology market                                                 tele.com
                  ----------------------------------------------------------------------------------------------------------------
                  PUBLICATIONS SERVICES GROUP           Aviation Week & Space Technology        Chemical Engineering
                  Professionals and corporate           Healthcare Informatics                  Electrical World
                  executives around the world in        Hospital Practice                       Modern Plastics
                  aviation, healthcare, and science     InfoCare                                Power
                  and technology                        The Physician and Sportsmedicine
                                                        Postgraduate Medicine
                  ----------------------------------------------------------------------------------------------------------------
                  TOWER GROUP INTERNATIONAL             Tower Group International
                  Major North American importers        Tower Group International Canada, Inc.
                  and exporters
----------------------------------------------------------------------------------------------------------------------------------

MARKET FACTORS

-----------------------------------------------------------------------------------------------------------------------------------
Strength of equity and bond markets, which affects                 major quote vendors, providing multiple and growing
transaction volume and stimulates demand for                       distribution channels. SEC demand for greater price
information. Growing global investments and popularity             transparency in municipal bond market, creating new
of mutual funds, creating demand for market information            opportunities to reach the individual investor.
and analysis. Worldwide installed base of screens from
-----------------------------------------------------------------------------------------------------------------------------------
Growth of global financial markets fueled by bank                  risk, asset-backed securities). New measurements of
disintermediation, privatization of state-owned                    credit and market risk that are gaining wider
enterprises, and establishment of market economies                 acceptance. Growing regulatory pressures/requirements
throughout the world. Growth in nontraditional                     by SEC. Level of transaction volume in U.S. bond market.
financial markets (e.g., project finance, counterparty             Growth of indigenous local capital markets.
-----------------------------------------------------------------------------------------------------------------------------------
Improving standards of academic achievement. Increased             million to 38.7 million by 1999, grades 9 - 12 enrollments
spending on textbooks. Growing use of multimedia                   rising at about 1.7% a year from 14.4 million to 15.2 million
technology in schools. Federal funding that continues              by 1999. Fragmenting national testing marketplace, which puts
to foster use of technology in education. Grades K - 8             more emphasis on state-specific customized programs.
enrollments rising at about 1.3% a year from 35.5
-----------------------------------------------------------------------------------------------------------------------------------
College enrollments rising at about 1.5% a year from 14.6          market. Soaring educational software market, up about 30% to
million to 16 million by 2002. Increasing demand for               $1.4 billion in 1996.
customized course materials and multimedia products in college
-----------------------------------------------------------------------------------------------------------------------------------
Economic growth in Latin America, Asia and Europe. Dramatically    Continued demand for English-language training material and
increasing enrollments in secondary and college markets.           technical and professional information in indigenous languages.
-----------------------------------------------------------------------------------------------------------------------------------
Rising demand for technical and professional information in        New opportunities in online distribution of technical and
medicine, engineering, business, science, computing and law.       professional products.
-----------------------------------------------------------------------------------------------------------------------------------
Change in affiliation in Denver and Bakersfield (from CBS to       consumer confidence, auto sales, and home sales levels,
ABC), which is expected to improve ratings and increase            which will be key determinants of total market advertising
compensation over the long term. Political advertising,            demand in 1997.
-----------------------------------------------------------------------------------------------------------------------------------
Corporate profits, which affect advertising expenditures.          in Asia and Latin America. Growing sales of personal computers
Moderate growth in domestic print advertising. New growth          with modem and CD-ROM drives. Expansion of digital network.
opportunities in international publishing, particularly            Extension of franchises into nonmagazine formats.
-----------------------------------------------------------------------------------------------------------------------------------
Primary focus on nonresidential construction, which is less        Delivery media to include online, CD-ROM and fax services,
susceptible to shifts in interest rates. Increased demand          as well as traditional print and microfilm. Information
for timely delivery of information. Customers converting           product growth that exceeds general construction growth.
from print to electronic services. New products that reflect       Intensifying competition in the marketplace.
increased emphasis on speed, accuracy and ease of use.
-----------------------------------------------------------------------------------------------------------------------------------
Projected 10% annual growth in global information technology       gains in computer and communications fields. Commercialization
market for the rest of the decade. New product introductions       of networks providing opportunity to reach new readers.
and rapid growth of home computer market, which are key to
-----------------------------------------------------------------------------------------------------------------------------------
Growth in commercial and business aviation that will help          provide clinical and business information. Growing worldwide
offset slow growth in aerospace and cutbacks in defense.           demand for information on plastics, chemicals and energy.
Shift to managed care, which creates new opportunities to
-----------------------------------------------------------------------------------------------------------------------------------
Projected strong growth in international trade throughout          GATT, which increase demand for logistics services.
the rest of the decade. Rapid market growth for third party        Modernization of U.S. Customs, which shifts focus from
logistics management. North American Free Trade Zone and           transaction-monitoring to audit-based system.
-----------------------------------------------------------------------------------------------------------------------------------

FINANCIAL REVIEW AND ANALYSIS
Operating Results


CONSOLIDATED REVIEW

(in millions)                             1996             1995          1994
--------------------------------------------------------------------------------
Operating Revenue                      $ 3,074.7        $ 2,935.3     $ 2,760.9
% Increase                                   4.7              6.3          25.8
--------------------------------------------------------------------------------
Operating Profit                       $   924.5(a)     $   508.6     $   451.3
% Increase                                  81.8             12.7          28.0
--------------------------------------------------------------------------------
% Operating Margin                            30               17            16
--------------------------------------------------------------------------------
Income before Taxes                    $   814.8(a)     $   386.3     $   345.4
--------------------------------------------------------------------------------
Net Income                             $   495.7(a)     $   227.1     $   203.1
--------------------------------------------------------------------------------

(a) Includes gain on the exchange of the Shepard's/McGraw-Hill legal publishing unit for the Times Mirror Higher Education Group of $418.7 million ($260.5 million after taxes) and one-time charge of $25 million ($14.9 million after taxes) for costs to integrate the company's College Division with the acquired higher education business.


REVENUE AND EARNINGS

Operating revenue in 1996 grew to $3.1 billion, an increase of 4.7%. Net income was $495.7 million, or $4.96 per share. 1996 net income reflects the impact of the gain on the exchange of the Shepard's/McGraw-Hill legal publishing unit for the Times Mirror Higher Education Group ($260.5 million, or $2.61 per share) and a one-time charge for costs to integrate the company's College Division with the acquired higher education business ($14.9 million, or 15 cents per share); excluding these items, net income was $250.1 million, or $2.50 per share, compared with $227.1 million, or $2.28 per share, in 1995. 1996 results reflect five cents dilution from the exchange transaction reflecting the timing of integration savings and the typical seasonal decline in higher education business earnings as compared with Shepard's. Operating revenue in 1995 increased $174.4 million, or 6.3%, over 1994 and net income increased $24 million, or 11.8%. Earnings per share reflects the two-for-one stock split of the company's common stock announced on January 31, 1996.

      On October 15, 1996, the company exchanged its Shepard's/ McGraw-Hill legal publishing unit for the Times Mirror Higher Education Group and other consideration, including $27 million in cash, subject to finalization of a post-closing adjustment. The valuation of the properties exchanged is $485 million, subject to completion of an independent appraisal in 1997. The divestiture of Shepard's and the acquisition of the Times Mirror properties reflect the company's strategy to focus investment and resources in businesses with significant growth opportunities and synergies with its core businesses. The acquisition of the Times Mirror Higher Education properties - Richard D. Irwin, William C. Brown, Brown & Benchmark, Irwin Professional Publishing and Mosby College - establishes the company as the world's largest educational publisher. The company is integrating the College Division with the acquired higher education businesses, encompassing the elimination of over 500 positions and the consolidation of facilities and systems. Most of the integration actions are expected to be completed by mid-1997.

      In 1995, the company recorded a $23.8 million pretax gain on the sale of the topical publishing division of Shepard's/McGraw-Hill; this gain is reflected as other income on the consolidated statement of income and is included in the operating profit of the Educational and Professional Publishing segment.

      1995 earnings reflected a pretax charge of $26.8 million related to the company's "best practices" initiative to improve the efficiency and effectiveness of major systems and processes, including various administrative functions and related technology. The charge primarily represented the costs associated with the elimination of approximately 750 positions, or 5% of the company's work force. The 1995 operating profit of each segment and corporate expenses reflected the amount of the best practices charge associated with each segment. Under the best practices program, the company continued to review opportunities to improve its operations in 1996, including reinvestment in technology applications. Through the end of 1996 most of the targeted 750 positions had been eliminated.

      Income as a percent of revenue was 8.1% in 1996, excluding the gain and integration charge from the exchange transaction, compared with 7.7% in 1995. Return on average shareholders' equity, excluding the 1996 gain and integration charge from the exchange transaction, was 23.3% in 1996 and 1995.

      Operating revenue increased $139.4 million in 1996, or 4.7%, reflecting increases in all three operating segments. Educational and Professional Publishing revenue increased $42.3 million, or 3.4%, to $1,278 million, reflecting strong results in educational publishing and higher education offset by a decline in professional publishing's domestic operations. The exchange transaction did not significantly impact year-to-year revenue comparisons as the Times Mirror Higher Education units contributed $59 million in revenue while Shepard's revenue declined $53 million due to the exchange transaction and the divestiture of the topical publishing unit at the end of 1995. Financial Services' revenue increased $69.1 million, or 8.8%, to $856 million, reflecting another record year for Standard & Poor's Ratings Services as well as growth at Standard & Poor's Financial Information Services. Information and Media Services' revenue increased $28.0 million, or 3.1%, to $941 million, due to growth at Business Week, Tower Group International and the Construction Information Group, offsetting declines in Publication Services and Broadcasting.

      Operating profit for the company, excluding the gain and integration charge from the exchange transaction, improved $22.2 million, or 4.4%, primarily due to Financial Services. Financial Services' operating profit increased $31.2 million, or 13.5%. Operating profit for Standard & Poor's Ratings Services improved due to strong global growth, a strong bond market and new products. Standard & Poor's Financial Information Services also had operating profit growth. Educational and Professional Publishing operating profit, excluding the 1996 gain and integration charge from the exchange transaction, was $151.9 million and, excluding 1995's gain from the sale of the Shepard's topical unit and the best practices charge, declined $2.0 million, or 1.3%. However, 1996's operating profit also reflects fourth-quarter dilution from the exchange transaction due to the timing of integration savings and the seasonal decline in earnings in the higher education business; excluding this dilution, segment operating profit would have increased. Operating profit reflects strong results in educational publishing and higher education offset by a decline in Professional Publishing's domestic operations and the impact of development costs for McGraw-Hill Home Interactive. In Information and Media Services, operating profits improved slightly, including last year's best practices charge, but declined when excluding the charge, as improved profits at Business Week and the McGraw-Hill Construction Information Group were offset by declines in Publication Services and Broadcasting.

      In 1995, operating revenue increased $174.4 million, or 6.3%, reflecting increases in all three operating segments. Educational and Professional Publishing revenues increased $73.4 million, or 6.3%, to $1,236 million, reflecting a strong performance in Educational Publishing. Financial Services' revenues increased $41.3 million, or 5.5%, to $787 million reflecting a then record year for Standard & Poor's Ratings Services, as new issue volume rebounded in the second half of the year due to declining interest rates. Information and Media Services' revenue increased $59.7 million, or 7.0%, to $913 million, due to strong results at Business Week and an acquisition in Tower Group International. Operating profit improved $57.3 million, or 12.7%, with improvement in all three segments. Educational and Professional Publishing had an increase of $36.8 million, reflecting the strong adoption year and the gain on the sale of the Shepard's topical publishing unit of $23.8 million, net of the segment's $15.1 million best practices charge. Financial Services' operating profit increased $13.7 million, or 6.3%, due to the strength at Standard & Poor's Ratings Services and growth at Financial Information Services. In Information and Media Services, operating profit improved $6.8 million, or 6.3%, as Business Week had an excellent year along with small gains at Broadcasting and the McGraw-Hill Construction Information Group.

EXPENSES

Operating expenses in 1996 increased $104.7 million, or 7.8%, reflecting volume increases associated with higher revenues, investments in new products and modest inflationary increases in key expense categories, such as compensation. Operating expenses include the $25 million one-time integration charge. Combined printing, paper and distribution prices were held to a 1% increase. Declining paper prices helped to lessen the impact of modest printing and distribution increases and the effect of higher priced 1995 inventory. Selling and general expenses increased $7.2 million, less than 1%, as costs associated with the increase in revenue were largely offset by nonvolume-related cost reductions. A significant portion of both operating and selling and general expenses is compensation, which increased approximately 5.4% to $850 million in 1996, reflecting primarily the impact of merit increases and expansion at Standard & Poor's Ratings Services, net of reduced headcount from the best practices program. Depreciation and amortization expense, including amortization of goodwill, intangible assets and prepublication costs, increased $7.2 million, or 3.1%, due primarily to the impact of the acquisition of the Times Mirror Higher Education Group. The ratio of operating, selling and general and amortization and depreciation expenses to total revenue in 1996 was 86.2% compared with 86.3% in 1995.

      In 1997, paper, printing and distribution prices are expected to decline slightly, due primarily to declining paper prices, successful negotiations with suppliers and increased leverage gained through the acquisition of the Times Mirror Higher Education Group. The impact of merit increases on compensation costs should approximate 4%. Amortization expenses will increase, reflecting the intangible assets associated with the acquisition of Times Mirror Higher Education and larger prepublication cost investment associated with the major school adoptions.

      Operating expenses in 1995 increased $92 million, or 7.4%, due to volume increases, higher paper costs, modest inflationary increases in key expense categories, such as compensation, and the best practices charge. Selling and general expenses increased $54 million, or 6.0%, due to increased revenues. Depreciation and amortization expenses were flat compared with the prior year.

INTEREST EXPENSE

Net interest expense in 1996 was $47.7 million compared with $58.8 million in 1995, a decrease of $11.1 million, resulting from a reduction in average commercial paper interest rates from 6.0% in 1995 to 5.4% in 1996 and reduced commercial paper borrowing levels from the prior year due to paydowns from the company's operating cash flow. In 1995, net interest expense increased $7.1 million, reflecting an increase in average commercial paper interest rates from 4.2% in 1994 to 6.0% in 1995, net of lower borrowing levels.

PROVISION FOR INCOME TAXES

The provision for taxes as a percent of income before taxes was 40.6% in 1996, excluding the gain on the exchange of the Shepard's/McGraw-Hill legal publishing unit for the Times Mirror Higher Education Group. Including the gain on the exchange transaction, the effective tax rate was 39.2% due to a lower state tax rate on the gain. The effective tax rate was 41.2% in 1995 and 1994. The reduction in the effective tax rate to 40.6% reflects the declining impact of nondeductible goodwill amortization on higher pretax earnings as well as the favorable settlement of state tax audits.

FINANCIAL REVIEW AND ANALYSIS
Segment Review

EDUCATIONAL AND PROFESSIONAL PUBLISHING

(in millions)                          1996             1995             1994
--------------------------------------------------------------------------------
Operating Revenue                   $ 1,277.9        $ 1,235.6        $ 1,162.2
% Increase                                3.4              6.3             74.1
--------------------------------------------------------------------------------
Operating Profit                    $   545.7(a)     $   162.6(b)     $   125.8
% Increase                              235.6             29.3            154.7
--------------------------------------------------------------------------------
% Operating Margin                         43               13               11
--------------------------------------------------------------------------------

(a) Includes the pretax gain on the exchange of Shepard's/McGraw-Hill legal publishing unit for the Times Mirror Higher Education Group of $418.7 million and a one-time charge of $25 million for costs to integrate the company's College Division with the acquired higher education business.

(b) Includes the pretax gain on the sale of the Shepard's/McGraw-Hill topical publishing unit of $23.8 million and a best practices charge of $15.1 million.

      The Educational and Professional Publishing segment consists of three operating groups: Educational Publishing; Higher Education; and Professional Publishing (including International Publishing, Continuing Education Center, Professional Book and Medical Publishing). On October 15, 1996, the company's Shepard's/ McGraw-Hill legal publishing unit was exchanged for the Times Mirror Higher Education Group, which is reflected from the date of acquisition in the company's Higher Education operating group.

      The Educational and Professional Publishing segment revenue increased $42.3 million, or 3.4%, in 1996. The increase reflects growth in educational, higher education and international publishing and the acquisition of Open Court Publishing, partially offset by a decline in Professional Publishing's domestic operations. Operating profit, excluding the unusual items in 1996 and 1995 noted above, of $151.9 million declined $2.0 million, or 1.3%, reflecting development costs for McGraw-Hill Home Interactive and dilution due to the timing of integration savings and the seasonal decline in earnings in the higher education business resulting from the exchange transaction. In 1995, segment revenue increased $73.4 million, or 6.3%, reflecting robust sales in the educational marketplace during the strong 1995 adoption year and growth in higher education, professional and legal publishing. 1995 operating profit, excluding the pretax gain on the sale of the Shepard's topical business and the best practices charge, improved $28.1 million, or 22.3%, to $153.9 million reflecting the strong revenue performance.

EDUCATIONAL PUBLISHING

The Educational Publishing Group primarily comprises five divisions: McGraw-Hill School, publisher of textbooks and instructional materials for elementary (grades K - 8) schools; Glencoe/McGraw-Hill, secondary school (grades 7 - 12) and postsecondary publisher; California Testing Bureau (CTB/McGraw-Hill), producer of publications and provider of scoring for standardized achievement tests, customized testing and specialized educational software products; Science Research Associates (SRA/McGraw-Hill), developer of supplementary elementary and secondary instructional materials; and McGraw-Hill Home Interactive, developer of educational products for the home.

      The Educational Publishing Group had revenues of $627 million in 1996, 49% of segment revenues. Revenues increased 5.1% from 1995. The Group had an excellent performance in 1996, despite an off-adoption year, as Glencoe/ McGraw-Hill achieved impressive revenue and profit growth through increased sales in both open territories and adoption states, particularly science, social studies and math. McGraw-Hill School revenues and profits declined from 1995, reflecting fall-off from last year's Texas music adoption. SRA/McGraw-Hill's results improved from last year's excellent performance as the acquisition of Open Court Publishing and sales of direct instruction materials more than offset revenue declines from last year's Texas Early Childhood adoption. CTB/McGraw-Hill's higher revenue and profits reflect growth in custom contracts and the introduction of the TerraNova testing series. McGraw-Hill Home Interactive launched four multimedia educational titles at the end of 1996 in the consumer retail market; this unit has been merged into the educational publishing operations in 1997 to leverage development and marketing resources.

      In 1997, the adoption cycle improves, with reading in California for McGraw-Hill School and SRA/McGraw-Hill and social studies in Texas for McGraw-Hill School. Glencoe/McGraw-Hill, having less adoption opportunity in 1997, will be more dependent on open territories.

      In 1995, Educational Publishing achieved double-digit increases in revenues and profit as Glencoe/McGraw-Hill had then record-setting revenues and profits; McGraw-Hill School sales showed modest growth, aided by strong music revenues in Texas; and SRA/McGraw-Hill had a very significant increase in revenues and profits due to Early Childhood program sales in Texas.

HIGHER EDUCATION

The Higher Education Group - McGraw-Hill's College Division and the recently acquired Times Mirror Higher Education Group - reported 1996 revenues of $205 million, 16% of segment revenues. McGraw-Hill's College Division had higher revenues in 1996, reflecting stronger frontlist sales, including McConnell's Economics and Meigs & Meigs' Accounting revisions; higher backlist sales, particularly social sciences and humanities; and double-digit revenue growth in Primis Custom Publishing. The former Times Mirror Higher Education college units contributed $54 million in revenue since the acquisition in mid-October. Higher Education profits improved significantly from 1995 due to the revenue increase and continued expense controls.

      In 1997, the Higher Education Group will continue the integration program begun in 1996 with the elimination of more than 500 positions and the consolidation of facilities and systems. Revenues and profits are expected to improve, reflecting the full year impact of the former Times Mirror units. Enrollment trends are improving; however, students remain sensitive to the perceived high prices of books, and used books continue to be a factor in the marketplace.

     In 1995, Higher Education's revenue increased, driven by a strong frontlist performance and growth in Primis Custom Publishing; profit improvement reflected the increased revenue, expense controls and savings associated with consolidation of certain book operating functions.

PROFESSIONAL PUBLISHING

The Professional Publishing Group had revenues of $389 million in 1996, 30% of segment revenue. 1996's revenue increased approximately 1% as increased international revenues were offset by a decline in domestic revenues, reflecting a difficult retail book market, a reduced publishing program, and lower completion rates at the Continuing Education Center. Internationally, despite a slow recovery in Mexico, where the company has a significant publishing presence, revenues and profits improved due to excellent results in the secondary school market in Spain and $5 million in sales of Times Mirror products in the fourth quarter. 1996 profits declined due to the domestic operating performance.

     In 1997, the Professional Publishing Group will benefit from the international sales potential of the former Times Mirror titles and an increased publishing plan, including the 8th edition of the Encyclopedia of Science and Technology and the 14th edition of Harrison's Principles of Internal Medicine.

     In 1995, the Professional Publishing Group achieved modest revenue growth despite the negative economic conditions experienced in Mexico as the Asia Pacific and non-Mexican Spanish language markets were vigorously pursued and domestic revenues benefited from expanded publishing in the business, computing and engineering lines. 1995 profits increased as a result of continued margin improvement and focus on operating efficiencies.

SHEPARD'S/MCGRAW-HILL

The Legal Information Group (Shepard's/McGraw-Hill) had revenues of $57 million in 1996, 5% of segment revenues. 1996 revenue declined $53 million, or 48%, from 1995 reflecting the divestiture of the topical publishing unit at the end of 1995, the 1995 publication of the Federal Citations, and the exchange for the Times Mirror Higher Education Group on October 15, 1996. 1996 profits declined accordingly.

FINANCIAL SERVICES

(in millions)                               1996           1995           1994
--------------------------------------------------------------------------------
Operating Revenue                         $ 855.9        $ 786.8        $ 745.5
% Increase                                    8.8            5.5            7.0
--------------------------------------------------------------------------------
Operating Profit                          $ 262.1        $ 230.9        $ 217.2
% Increase                                   13.5            6.3            8.1
--------------------------------------------------------------------------------
% Operating Margin                             31             29             29
--------------------------------------------------------------------------------

     The Financial Services segment consists of two operating groups: Standard & Poor's Ratings Services and Standard & Poor's Financial Information Services, which comprises Financial Data Services (Standard & Poor's MMS, Standard & Poor's Platt's, and Standard & Poor's ComStock); Equity Services (Standard & Poor's Equity Investor Services, Standard & Poor's Compustat and Standard & Poor's Securities, Inc.); Municipal Securities Services (Standard & Poor's J.J. Kenny Drake, Standard & Poor's J.J. Kenny Evaluation Services, Standard & Poor's J.J. Kenny Information Services and CUSIP Service Bureau) and DRI/McGraw-Hill.

     Financial Services revenue increased 8.8% to $856 million and operating profit rose 13.5% to $262.1 million in 1996. In 1995, the segment's revenue grew 5.5% and operating profit rose 6.3% to $230.9 million. 1995 operating profit reflects a $4.1 million best practices charge.

STANDARD & POOR'S RATINGS SERVICES

Standard & Poor's Ratings Services revenue rose in 1996 on higher bond market issuance in the U.S. municipal, corporate and structured markets, primarily reflecting a favorable interest rate environment and increasing demand for funds by noninvestment grade issuers. Structured Finance revenues grew, reflecting strong issuance in asset-backed and commercial real estate markets. Nontraditional revenues also continued to grow in areas such as corporate credit ratings, insurance ratings and mutual fund ratings along with continued product line diversification. International revenue also grew, substantially in 1996, reflecting the now 100% ownership of Standard & Poor's ADEF, the former 50% joint venture in France, as well as continued global growth, particularly in Asia and Europe. Standard & Poor's Ratings expansion of its global franchise continued with cooperative agreements signed with Pefindo in Indonesia and Feller-Rate in Chile. Regional expansion in the U.S. continued with the opening of an office in Dallas to serve southwestern states. Operating profits also rose significantly, reflecting the higher revenues, while funding increased investments in global expansion and product diversification.

     In 1997, Ratings Services anticipates another strong year, dependent on a continuation of the favorable interest rate environment and healthy bond market issuance, including noninvestment grade corporate debt. Investment in growth areas will continue in 1997.

     In 1995, Standard & Poor's Ratings Services revenue increased over 1994 despite a decline in municipal bond issuance and early year softness in the corporate bond market. As interest rates declined during the year, new issuance volume in the corporate bond market rebounded. Increases in asset-backed securities volume enabled the Structured Finance unit to post excellent financial results, despite a significant decline in mortgage-backed securities volume. Worldwide expansion continued with a cooperation agreement with CRISIL, India's leading rating agency, and the opening of new offices in Hong Kong and Singapore. Product line diversification also contributed as new products and initiatives produced solid growth. 1995 operating profits improved, reflecting the increased revenues net of continuing investments.

FINANCIAL REVIEW AND ANALYSIS
Segment Review (continued)

STANDARD & POOR'S FINANCIAL INFORMATION SERVICES

Standard & Poor's Financial Information Services' 1996 revenue grew at a modest rate. Despite downward pressure in certain market segments, year-to-year revenue growth was fueled primarily by international market expansion and a healthy demand for equity-related information and services stimulated by the continued growth of the stock market. The Group also experienced increased demand in electronic subscription products, which continue to supplant a larger portion of print product. Increased sales of data products have been a significant contributor to revenue growth at Standard & Poor's ComStock, Standard & Poor's Compustat and the nonconsulting business at DRI/McGraw-Hill. Standard & Poor's Platt's and Standard & Poor's MMS had higher revenue where demand for electronic delivered information on fixed income securities and energy services drove year-to-year growth. Negatively influencing revenue performance during the year was a continued contraction in the domestic municipal bond market. The trend of higher redemptions by state and local municipalities caused a decline at Municipal Securities Services. Greater competitive pressure in the corporate market and reduced government contracts have hampered demand for consulting services offered by DRI/McGraw-Hill, resulting in a revenue decline. Operating profit grew at a greater rate than revenue due to strong expense controls.

      In 1997, Standard & Poor's Financial Information Services will sharpen its focus toward its core customer base through a realignment of the operating units which will focus on five customer segments: Retail, Consumer, Broker/Dealer, Money Manager and Corporate with strategic focus on the informational needs of investors and international product development.

      In 1995, Standard & Poor's Financial Information Services experienced increases in revenue and operating profit reflecting growth in international markets, as domestic revenue growth was negatively impacted by a severe contraction in the municipal securities market and weaker demand for print-based subscription products.

INFORMATION AND MEDIA SERVICES

(in millions)                               1996           1995           1994
--------------------------------------------------------------------------------
Operating Revenue                         $ 940.9        $ 912.9        $ 853.2
% Increase                                    3.1            7.0            2.7
--------------------------------------------------------------------------------
Operating Profit                          $ 116.8        $ 115.1        $ 108.3
% Increase                                    1.5            6.3            5.9
--------------------------------------------------------------------------------
% Operating Margin                             12             13             13
--------------------------------------------------------------------------------

      The Information and Media Services segment comprises three operating groups: Information Services (Business Week, Publication Services, Information Technology and Communications, Datapro Information Services and Tower Group International); McGraw-Hill Construction Information Group and Broadcasting.

      The Information and Media Services segment's revenues increased 3.1% to $941 million in 1996 and operating profit increased $1.7 million, or 1.5%, to $116.8 million. In 1995, revenue increased 7.0% and operating profit increased $6.8 million, or 6.3%, to $115.1 million. 1995 operating profit reflects a best practice charge of $6.3 million.

INFORMATION SERVICES

The Information Services Group had 1996 revenues of $565 million, 60% of segment revenues. Revenues increased $24 million, or 4.3%.

      Business Week revenue and operating profit grew in 1996 as advertising and circulation margins increased significantly versus 1995. Investment in technology, electronic publishing and international circulation continued. North American advertising pages, as measured by the Publishers Information Bureau, were up 1.9%. A successful 1997 is dependent upon continued strength in the domestic advertising market and continued success in the expansion in international markets. In 1995, revenues and margins were up substantially despite large paper price increases. North American advertising pages were up 4.8% and significant investments in technology and international circulation were made.

      Publication Services comprises the Aviation Week, Healthcare Publications and Science and Technology groups. The Aviation Week Group's revenue grew in 1996, reflecting increased advertising pages and the successful launching of several multimedia products and services. The Healthcare Publications revenue grew significantly in 1996 due to a strong advertising market, several new ancillary products and services, and the acquisition of Healthcare Informatics and InfoCare magazines late in the year. The Science and Technology Group's revenue declined in 1996 due to a fall in advertising from major chemical and plastics exhibitions held in 1995 and not in 1996, in addition to a declining utility advertising marketplace. Operating profit in 1996 increased modestly, reflecting the revenue increase partially offset by additional investments. In 1997, Publication Services expects to expand its portfolio of multimedia products and should benefit from the full year impact of the 1996 Healthcare Publications acquisitions. In 1995, Publication Services revenues increased, reflecting the acquisition of Hospital Practice magazine and strong advertising growth at Modern Plastics International; profits increased modestly.

      The Information Technology and Communications and the Datapro Information Services groups revenue declined in 1996. Data Communications magazine grew slightly while LAN Times, BYTE and Datapro declined. Operating profit declined significantly, reflecting the revenue decline and investments, including the launch of tele.com magazine. In 1997, these groups will continue to focus on electronic media and new services and growth in circulation. In 1995, revenue and profit were flat as growth for LAN Times and Data Communications was offset by a decline in advertising pages for BYTE and the shutdown of Open Computing.

         Tower Group International revenue and operating profit increased in 1996 due to strong growth from the expansion of inbound air transportation, drawback and professional advisory services. Additional revenue was generated by key national accounts in the expanded San Francisco office and new offices in Indianapolis and Philadelphia. The full year impact of the April 1995 acquisition of UCB Canada also contributed. In 1997, import activity is expected to grow at a comparable rate to 1996 and the Group intends to continue to invest in expanded service offerings. In 1995 Tower Group International experienced significant revenue growth as a result of the acquisition of UCB Canada, expansion of service capabilities and generally favorable market conditions for core import services. 1995 operating profit declined slightly as investments in new logistics services and products combined with the development of a national sales and marketing organization offset the year-to-year revenue growth.

CONSTRUCTION INFORMATION

The McGraw-Hill Construction Information Group had 1996 revenue of $260 million, 28% of segment revenues. Revenue increased due to gains at F.W. Dodge, Sweet's, Architectural Record and Engineering News-Record. F.W. Dodge's revenue growth outpaced its 1995 growth rate, Sweet's revenue growth came from electronic products, and the construction magazines had an increase in advertising pages. Operating profit increased over 1995 due to the revenue growth and expense savings. Total U.S. construction contract value was up 6% versus the prior year; however, the key nonresidential sector reported an increase of only one-half of one percent. Electronic products continued to show strong growth in 1996 with Dodge Dataline and Sweet's electronic products growing approximately 15%.

         In 1997, the contract value of total nonresidential building is expected to rise, fostering a more positive environment. New electronic products, product extensions and enhancements and opportunity-based partnerships and alliances should benefit the Group.

         In 1995, revenues increased primarily due to Sweet's advertising page and electronic revenue growth, while Dodge had a small increase in revenue and advertising revenue for the construction magazines was down slightly. 1995 profits increased modestly.

BROADCASTING

Broadcasting had 1996 revenue of $116 million, 12% of segment revenue. The Broadcasting Group operates four television stations: VHF stations in Denver, Indianapolis and San Diego and a UHF station in Bakersfield, California. All four stations are ABC affiliates. Broadcasting revenue for 1996 was slightly lower than the record level achieved in 1995 as performance was hampered by declining ratings in ABC network prime time and early morning programs. Advertiser spending in the San Diego market was also below expectations. Political advertising in all four markets was strong and reached a record level in 1996.

         In 1997, the Broadcasting Group will face the loss of political advertising. Substantial cost savings measures have been implemented in anticipation of that revenue loss in order to seek profit improvement during 1997.

         In 1995, revenue and operating profit increased modestly to record levels, despite the lack of political advertising following a strong 1994 election year. 1995 performance was enhanced by increased network compensation for the Denver station and the switch in Denver's affiliation in September from CBS to ABC.

LIQUIDITY AND CAPITAL RESOURCES

(in millions)                                   1996            1995
---------------------------------------------------------------------
Working Capital                              $  130.9        $  193.3
---------------------------------------------------------------------
Total Debt                                   $  581.4        $  628.7
---------------------------------------------------------------------
Accounts Receivable (before reserves)        $1,041.7        $  935.4
% Increase                                         11              12
---------------------------------------------------------------------
Inventories                                  $  273.2        $  238.0
% Increase                                         15              12
---------------------------------------------------------------------
Investment in Prepublication Costs           $  183.0        $  134.1
% Increase                                         36              13
---------------------------------------------------------------------
Purchases of Property and Equipment          $   63.3        $   58.8
% Increase/(Decrease)                               8             (24)
---------------------------------------------------------------------


         The company continues to maintain a strong financial position. Cash flow from operations increased to $460.2 million in 1996, an increase of $26.9 million, which was sufficient to cover dividends, outlays for the purchase of property and equipment, investment in publishing programs, and the repurchase of common shares while also reducing commercial paper borrowings. 1995's cash flow from operations was $433 million, an increase of $19.3 million from 1994.

         Working capital at the end of 1996 of $131 million was $62 million below the level at the end of 1995, primarily reflecting income taxes payable on the gain on exchange of Shepard's/McGraw-Hill and the impact of integration and acquisition liabilities partially offset by the excess of Times Mirror Higher Education's current assets over liabilities.

         The company's earnings and cash flow are significantly impacted by the seasonality of some of its businesses, particularly educational publishing. The first quarter is the least significant to the company, accounting for 19% of revenues and only 6% of income in 1996 excluding the net one-time gain from the exchange transaction. The third quarter of the year is the most significant to the company, generating nearly half of full year earnings. This seasonality also impacts cash flow and related borrowing patterns. The company typically borrows in the first half of the fiscal year and generates cash in the second half of the year, primarily from fourth quarter collections from customers in the education markets. This pattern is magnified in years where there is significant state adoption activity, such as in 1995 and 1997,

FINANCIAL REVIEW AND ANALYSIS
Liquidity and Capital Resources (continued)

where there are significant sales and marketing expenses in the first half of the year. The acquisition of the Times Mirror Higher Education Group will further impact the seasonality of the company's results.

         In 1996, total debt decreased $47.3 million, reflecting the retirement of commercial paper borrowings resulting from the company's positive cash flow. Total debt as a percentage of total capital improved to 29.9% at the end of 1996 from 37.8% at the end of 1995. In 1995, total debt decreased $134.1 million, reflecting the retirement of commercial paper borrowings resulting from the company's positive cash flow.

         The company's commercial paper borrowings at December 31, 1996 were $322.1 million. Commercial paper debt is supported by a $800 million revolving credit agreement with a group of banks terminating in February 2002, and $300 million has been classified as long-term. There are no amounts outstanding under this agreement.

         The company has $250 million of 9.43% senior notes due in the year 2000. Under a shelf registration that became effective with the Securities and Exchange Commission in mid-1990, the company can issue an additional $250 million of debt securities. The new debt could be used to replace a portion of the commercial paper borrowings with longer term securities, when and if interest rates are attractive and markets are favorable.

         Accounts receivable (before reserves) increased $106.4 million, or 11.4%, primarily as a result of increased revenues and the acquisitions of Times Mirror Higher Education and Open Court. The increase in the accounts receivable reserve, which includes the allowance for sales returns in 1996 and 1995, reflects the acquisition of Times Mirror Higher Education. The year-to-year increase was effectively controlled through timely collections. A portion of the increase was in international markets, where terms of sale and repayment are traditionally longer. Number of days sales outstanding, a key indicator of collection efficiency, decreased four days at year end due to improved billing and collection efforts at various business units.

         Finished goods and work-in-process inventories increased $37.9 million, or 18.8%, primarily due to the addition of Times Mirror Higher Education and Open Court inventory. Raw material inventory, primarily paper, declined $2.8 million, reflecting the timing of paper purchases.

         Capital expenditures for the purchase of property and equipment totaled $63.3 million in 1996 compared with $58.8 million in 1995. In 1996 and 1995, expenditures were primarily for computer equipment for business units and corporate departments. In 1997, purchases of property and equipment are expected to increase in the range of 20%-30% as the company continues the integration of the Times Mirror Higher Education Group.

         Net prepublication costs increased to $353.1 million at December 31, 1996, as 1996 spending exceeded amortization expense and Times Mirror Higher Education and Open Court prepublication costs were added. Prepublication investment totaled $183.0 million in 1996, an increase over 1995 of $48.9 million, reflecting spending for the 1997 and 1998 adoption year programs as well as Higher Education and Professional Publishing titles. 1997 prepublication spending is expected to increase approximately 10%-20% from 1996 levels, reflecting the addition of Times Mirror Higher Education.

         On January 31, 1996, the company's Board of Directors approved a stock repurchase program authorizing the purchase of up to four million shares of the company's common stock. As of December 31, 1996, 1.4 million common shares have been repurchased at a cost of $63.3 million. The repurchased shares were financed from internally generated funds. The repurchased shares will be used for general corporate purposes, including the issuance of shares for the exercise of employee stock options.

         On January 29, 1997, the company announced an increase in the quarterly common stock dividend of three cents, or 9.1%, to 36 cents per share.

         In 1997, the company expects that cash flow from operations will be sufficient to cover dividends, outlays for the purchase of property and equipment and investment in publishing programs, and spending associated with integration actions. Debt levels will be impacted by borrowings for the tax payment on the gain from the exchange transaction of approximately $170 million in March 1997 and expenditures related to the share repurchase program.

"SAFE HARBOR" STATEMENT UNDER THE
PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This section, as well as other portions of this document, includes certain forward-looking statements about the company's business, new products, sales, expenses, cash flows and operating and capital requirements. Such forward-looking statements include, but are not limited to: the timing of integration actions related to the Times Mirror Higher Education Group; future paper, printing and distribution prices; future compensation cost merit increase rates; Educational Publishing's level of success in 1997 adoptions; the contribution to revenue and profit increases from the former Times Mirror Higher Education businesses; the strength of profit levels at Standard & Poor's Ratings Services; Business Week's success in expansion into international markets; the strength of the domestic advertising market; the level of import activity; the contract value of nonresidential building; McGraw-Hill Construction Information Group's ability to introduce new electronic products, product extensions and enhancements; Broadcasting's ability to reduce costs and achieve profit improvement; the level of future cash flow, debt levels, capital expenditures and prepublication cost investment. Actual results may differ materially from those in any forward-looking statements because any such statements involve risks and uncertainties and are subject to change based on various important factors, including but not limited to worldwide economic and political conditions, the health of capital and equity markets, the successful marketing of new products, the effect of competitive products and pricing, and the timing of reducing costs in the newly merged higher education businesses.

CONSOLIDATED STATEMENT OF INCOME

Years ended December 31 (in thousands, except per-share data)              1996              1995              1994
----------------------------------------------------------------------------------------------------------------------
OPERATING REVENUE                                                       $3,074,697        $2,935,283        $2,760,869
----------------------------------------------------------------------------------------------------------------------
EXPENSES:
Operating                                                                1,445,028         1,340,348         1,248,306
Selling and general                                                        968,103           960,875           906,878
Depreciation and amortization                                              238,558           231,408           230,026
----------------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                                                           2,651,689         2,532,631         2,385,210
Gain on exchange of Shepard's/McGraw-Hill (Note 3)                         418,731                --                --
Other income - net (Note 2)                                                 20,724            42,385            21,527
----------------------------------------------------------------------------------------------------------------------
INCOME FROM OPERATIONS                                                     862,463           445,037           397,186
Interest expense - net                                                      47,656            58,766            51,746
----------------------------------------------------------------------------------------------------------------------
INCOME BEFORE TAXES ON INCOME                                              814,807           386,271           345,440
Provision for taxes on income (Note 7)                                     319,074           159,144           142,321
----------------------------------------------------------------------------------------------------------------------
NET INCOME                                                              $  495,733        $  227,127        $  203,119
----------------------------------------------------------------------------------------------------------------------
EARNINGS PER COMMON SHARE (NOTE 1)                                      $     4.96        $     2.28        $     2.05
Average number of common shares outstanding during year (Note 1)            99,997            99,752            98,998
----------------------------------------------------------------------------------------------------------------------

See accompanying notes.

CONSOLIDATED BALANCE SHEET

December 31 (in thousands, except share data)                                              1996              1995
-------------------------------------------------------------------------------------------------------------------

ASSETS
CURRENT ASSETS
Cash and equivalents (Note 1)                                                          $    3,430        $   10,250
Accounts receivable (net of allowances for doubtful accounts and sales returns:
   1996 - $162,260; 1995 - $127,202)                                                      879,466           808,150
Receivable from broker-dealers and dealer banks (Note 1)                                    2,473             9,674
Inventories:
Finished goods                                                                            219,295           185,608
Work-in-process                                                                            19,887            15,675
Paper and other materials                                                                  33,976            36,747
-------------------------------------------------------------------------------------------------------------------
Total inventories                                                                         273,158           238,030
Prepaid income taxes                                                                      106,464            67,128
Prepaid and other current assets                                                           84,592            59,351
-------------------------------------------------------------------------------------------------------------------
Total current assets                                                                    1,349,583         1,192,583
-------------------------------------------------------------------------------------------------------------------
PREPUBLICATION COSTS (net of accumulated amortization:
   1996 - $486,960; 1995 - $391,384) (Note 1)                                             353,064           268,200

INVESTMENTS AND OTHER ASSETS
Investment in Rock-McGraw, Inc. - at equity (Note 6)                                       66,899            61,797
Prepaid pension expense                                                                   104,515            98,177
Other                                                                                     150,373           141,861
-------------------------------------------------------------------------------------------------------------------
Total investments and other assets                                                        321,787           301,835
-------------------------------------------------------------------------------------------------------------------
PROPERTY AND EQUIPMENT - AT COST
Land                                                                                       19,196            19,365
Buildings and leasehold improvements                                                      285,123           297,796
Equipment and furniture                                                                   531,361           510,146
-------------------------------------------------------------------------------------------------------------------
Total property and equipment                                                              835,680           827,307
Less - accumulated depreciation                                                           524,187           491,178
-------------------------------------------------------------------------------------------------------------------
Net property and equipment                                                                311,493           336,129
-------------------------------------------------------------------------------------------------------------------
GOODWILL AND OTHER INTANGIBLE ASSETS - AT COST
   (net of accumulated amortization:
   1996 - $411,606; 1995 - $366,277) (Notes 1 and 3)                                    1,306,312           958,420
-------------------------------------------------------------------------------------------------------------------
                                                                                       $3,642,239        $3,057,167
-------------------------------------------------------------------------------------------------------------------

See accompanying notes.

                                                                                 1996                1995
-----------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Notes payable (Note 5)                                                      $    24,518         $    71,299
Accounts payable                                                                241,736             215,179
Payable to broker-dealers and dealer banks (Note 1)                               2,400               7,469
Accrued royalties                                                                89,789              63,582
Accrued compensation and contributions to retirement plans                      142,235             124,800
Income taxes currently payable                                                  235,573              70,405
Unearned revenue                                                                229,216             241,816
Other current liabilities                                                       253,196             204,687
-----------------------------------------------------------------------------------------------------------
Total current liabilities                                                     1,218,663             999,237
-----------------------------------------------------------------------------------------------------------
OTHER LIABILITIES
Long-term debt (Note 5)                                                         556,850             557,365
Deferred income taxes                                                           150,319             140,531
Accrued postretirement healthcare and other benefits                            198,709             200,100
Other non-current liabilities                                                   156,580             124,868
-----------------------------------------------------------------------------------------------------------
Total other liabilities                                                       1,062,458           1,022,864
-----------------------------------------------------------------------------------------------------------
Total liabilities                                                             2,281,121           2,022,101
-----------------------------------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES (NOTES 6 AND 8)
-----------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY (Notes 9 and 10)
$1.20 preference stock, $10 par value: authorized -  891,256 shares;
   outstanding - 1,388 shares in 1996 and 1,416 in 1995                              14                  14
Common stock, $1 par value: authorized - 150,000,000 shares;
   issued - 102,919,060 shares in 1996 and 102,918,876 in 1995                  102,919             102,919
Additional paid-in capital                                                       37,473              26,740
Retained income                                                               1,394,884           1,030,526
Foreign currency translation adjustments                                        (57,302)            (56,247)
-----------------------------------------------------------------------------------------------------------
Less - common stock in treasury - at cost
   (3,388,398 shares in 1996 and 2,775,996 in 1995)                             107,410              60,778
   Unearned compensation on restricted stock                                      9,460               8,108
-----------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                    1,361,118           1,035,066
-----------------------------------------------------------------------------------------------------------
                                                                            $ 3,642,239         $ 3,057,167
-----------------------------------------------------------------------------------------------------------

CONSOLIDATED STATEMENT OF CASH FLOWS

Years ended December 31 (in thousands)                                                    1996              1995             1994
-----------------------------------------------------------------------------------------------------------------------------------
CASH FLOW FROM OPERATING ACTIVITIES
Net income                                                                            $ 495,733         $ 227,127         $ 203,119
Adjustments to reconcile net income to cash provided by operating activities:
   Depreciation                                                                          71,097            67,916            64,281
   Amortization of goodwill and intangibles                                              39,190            38,548            37,489
   Amortization of prepublication costs                                                 128,271           124,944           128,256
   Provision for losses on accounts receivable                                           65,116            65,385            67,508
   Gain on exchange of Shepard's/McGraw-Hill
     for the Times Mirror Higher Education Group                                       (418,731)               --                --
   Gain on sale of topical publishing                                                        --           (23,782)               --
   Provision for one-time integration costs                                              25,000                --                --
   Other                                                                                  5,839             6,120             3,862
Change in assets and liabilities net of effect of acquisitions and dispositions:
   Increase in accounts receivable                                                     (118,235)         (144,007)         (117,139)
   (Increase)/decrease in inventories                                                     4,000           (30,804)           (7,026)
   Increase in prepaid and other current assets                                         (15,880)           (7,957)           (6,549)
   Increase/(decrease) in accounts payable and accrued expenses                          40,717            51,697            (7,460)
   Increase/(decrease) in unearned revenue                                               13,770             2,894            (9,088)
   Increase/(decrease) in other current liabilities                                     (11,010)            6,670             2,935
   Increase in interest and income taxes currently payable                              166,646            23,913            12,293
   Increase/(decrease) in prepaid/deferred income taxes                                 (24,807)           18,913            39,048
   Net change in other assets and liabilities                                            (6,564)            5,659             2,390
-----------------------------------------------------------------------------------------------------------------------------------
Cash provided by operating activities                                                   460,152           433,236           413,919
-----------------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Investment in prepublication costs                                                     (182,978)         (134,118)         (118,377)
Purchase of property and equipment                                                      (63,313)          (58,776)          (77,068)
Acquisition of businesses and equity interests                                          (31,195)          (36,246)           (1,219)
Proceeds from exchange of Shepard's/McGraw-Hill
   for the Times Mirror Higher Education Group                                           27,258                --                --
Disposition of property, equipment and businesses                                         9,352            35,481            12,962
Other                                                                                       689               700             2,655
-----------------------------------------------------------------------------------------------------------------------------------
Cash used for investing activities                                                     (240,187)         (192,959)         (181,047)
-----------------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Dividends paid to shareholders                                                         (131,375)         (119,653)         (114,317)
Repayment of commercial paper and other short-term debt - net                           (46,696)         (133,700)         (165,785)
Repurchase of treasury shares                                                           (63,314)               --                --
Exercise of stock options                                                                19,869            20,616            13,983
Other                                                                                    (4,928)           (3,133)           (1,767)
-----------------------------------------------------------------------------------------------------------------------------------
Cash used for financing activities                                                     (226,444)         (235,870)         (267,886)
-----------------------------------------------------------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                                                    (341)           (2,213)           (4,883)
-----------------------------------------------------------------------------------------------------------------------------------
Net change in cash and equivalents                                                       (6,820)            2,194           (39,897)
Cash and equivalents at beginning of year                                                10,250             8,056            47,953
-----------------------------------------------------------------------------------------------------------------------------------
CASH AND EQUIVALENTS AT END OF YEAR                                                   $   3,430         $  10,250         $   8,056
-----------------------------------------------------------------------------------------------------------------------------------

See accompanying notes.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

Years ended December 31, 1996, 1995 and 1994

                                                                                                    Foreign         Less  -
                                            $1.20                Additional                        currency    common stock
                                       preference       Common      paid-in        Retained      translation    in treasury
(in thousands, except per-share data)     $10 par       $1 par      capital          income      adjustments        at cost
---------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1993                $ 16      $102,918      $12,053      $  834,250       $(28,577)    $  87,687
Net income                                    --            --           --         203,119             --            --
Dividends ($1.16 per share)                   --            --           --        (114,317)            --            --
Exercise of stock options                     --            --        3,513              --             --       (10,470)
Restricted stock                              --            --        2,242              --             --          (707)
Foreign currency translation
   adjustments - net                          --            --           --              --        (16,647)           --
Other                                         (1)           --           47              --             --           477
------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1994                  15       102,918       17,855         923,052        (45,224)       76,987
Net income                                    --            --           --         227,127             --            --
Dividends ($1.20 per share)                   --            --           --        (119,653)            --            --
Exercise of stock options                     --            --        5,685              --             --       (14,931)
Restricted stock                              --            --        3,152              --             --        (1,539)
Foreign currency translation
   adjustments - net                          --            --           --              --        (11,023)           --
Other                                         (1)            1           48              --             --           261
------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1995                  14       102,919       26,740       1,030,526        (56,247)       60,778
Net income                                    --            --           --         495,733             --            --
Dividends ($1.32 per share)                   --            --           --        (131,375)            --            --
Share repurchase                              --            --           --              --             --        63,314
Exercise of stock options                     --            --        3,886              --             --       (15,983)
Restricted stock                              --            --        6,756              --             --        (1,096)
Foreign currency translation
   adjustments - net                          --            --           --              --         (1,055)           --
Other                                         --            --           91              --             --           397
------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1996                $ 14      $102,919      $37,473      $1,394,884       $(57,302)    $ 107,410
------------------------------------------------------------------------------------------------------------------------



                                               Less  -
                                              unearned
                                          compensation
                                         on restricted
                                                 stock            Total
-----------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1993                  $ 9,965        $  823,008
Net income                                         --           203,119
Dividends ($1.16 per share)                        --          (114,317)
Exercise of stock options                          --            13,983
Restricted stock                               (1,388)            4,337
Foreign currency translation
   adjustments - net                               --           (16,647)
Other                                              --              (431)
-----------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1994                    8,577           913,052
Net income                                         --           227,127
Dividends ($1.20 per share)                        --          (119,653)
Exercise of stock options                          --            20,616
Restricted stock                                 (469)            5,160
Foreign currency translation
   adjustments - net                               --           (11,023)
Other                                              --              (213)
-----------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1995                    8,108         1,035,066
Net income                                         --           495,733
Dividends ($1.32 per share)                        --          (131,375)
Share repurchase                                   --           (63,314)
Exercise of stock options                          --            19,869
Restricted stock                                1,352             6,500
Foreign currency translation
   adjustments - net                               --            (1,055)
Other                                              --              (306)
-----------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1996                  $ 9,460        $1,361,118
-----------------------------------------------------------------------

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

Prepublication costs. Prepublication costs, principally outside preparation costs, are amortized from the year of publication over their estimated useful lives, primarily three to five years, using either the sum-of-the-years-digits or the straight-line method. It is the company's policy to evaluate the remaining lives and recoverability of such costs, which is often dependent upon program acceptance by state adoption authorities.

Goodwill and other intangible assets. Goodwill and other intangible assets that arose from acquisitions either consummated or initiated prior to November 1, 1970 are not amortized unless there has been a reduction in the value of the related assets. Goodwill and other intangible assets arising subsequent to November 1, 1970 of $1.7 billion at December 31, 1996 and $1.3 billion at December 31, 1995 are being amortized over periods of up to 40 years. The company periodically reviews its goodwill to determine if any impairment exists based upon projected, undiscounted net cash flows of the related business unit.

Receivable from/payable to broker-dealers and dealer banks. A subsidiary of J.J. Kenny Co. acts as an undisclosed agent in the purchase and sale of municipal securities for broker-dealers and dealer banks, and the company had matched purchase and sale commitments of $117.1 million and $198.1 million at December 31, 1996 and 1995, respectively. Only those transactions not closed at the settlement date are reflected in the balance sheet as receivables and payables.

Foreign currency translation. Assets and liabilities are translated using current exchange rates, except certain accounts of units whose functional currency is the U.S. dollar, and translation adjustments are accumulated in a separate component of shareholders' equity. Inventory, prepublication costs and property and equipment accounts of units whose functional currency is the U.S. dollar are translated using historical exchange rates and translation adjustments are charged and credited to income.

Revenue. Tuition revenue from home-study courses is recorded when the contracts are accepted. At the same time, provisions for cancellation and uncollectible accounts, and estimated costs to service the contracts, are recorded. Units whose revenues are principally from subscription income and service contracts record revenue as earned. Units whose revenues are principally from advertising generally record subscription income as received. Costs related to subscriptions generally are expensed as incurred.

Depreciation. The costs of property and equipment are depreciated using the straight-line method based upon the following estimated useful lives:
   Buildings and leasehold improvements - 15 to 40 years
   Equipment and furniture - 3 to 10 years

Advertising expense. The cost of advertising is expensed as incurred. The company incurred $62 million, $63 million and $58 million in advertising costs in 1996, 1995 and 1994, respectively.

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

Stock split. On January 31, 1996, the Board of Directors declared a two-for-one stock split of the company's common stock, which was distributed on April 26, 1996 to all shareholders of record on March 28, 1996. Accordingly, all references in the financial statements and notes to common share data have been restated to reflect that split.

Reclassification. Certain prior-year amounts have been reclassified for comparability purposes.

2. ACQUISITIONS AND DISPOSITIONS

Acquisitions. In 1996, excluding the exchange of Shepard's/McGraw-Hill for the Times Mirror Higher Education Group (TMHE), the company made four acquisitions, including Open Court Publishing, for $31.2 million in cash, net of cash acquired. See Note 3 for details of the Shepard's/McGraw-Hill - TMHE exchange. In 1995, the company made six acquisitions, including UCB Canada, Inc., for $36.2 million in cash. In 1994, the company made five small acquisitions totaling $1.2 million. The effect of these acquisitions on the results of operations for the years presented was not material.

Noncash Investing Activities. Liabilities assumed in conjunction with the acquisition of businesses, including TMHE, are as follows:

(in thousands)                    1996        1995      1994
-------------------------------------------------------------
Fair value of assets acquired   $583,460   $ 58,152   $ 1,520
Cash paid (net of cash
   acquired)                       3,937     36,246     1,219
Fair value of business
   exchanged                     485,000         --        --
-------------------------------------------------------------
Liabilities assumed             $ 94,523    $21,906    $  301
-------------------------------------------------------------


Dispositions. Other than the Shepard's/McGraw-Hill - TMHE exchange discussed in
Note 3, there were no significant dispositions in 1996. In 1995, the company sold the topical publishing business of Shepard's/McGraw-Hill. The pretax gain on this disposition was $23.8 million, which was included in other income. After taxes, the gain was $15.1 million. In 1994 there were no significant dispositions.

3. EXCHANGE OF SHEPARD'S/MCGRAW-HILL FOR
TIMES MIRROR HIGHER EDUCATION GROUP

On October 15, 1996, The McGraw-Hill Companies completed the exchange of its Shepard's/McGraw-Hill legal publishing unit for the Times Mirror Higher Education Group (TMHE) and other consideration, including approximately $27 million in cash, subject to finalization of a post-closing adjustment. The valuation of the properties exchanged is $485 million, subject to finalization that will be based upon independent appraisals. The acquisition of TMHE was accounted for as a purchase and the net assets and results of operations of TMHE have been included in the consolidated financial statements since the date of acquisition. The excess of the transaction value over the tangible assets acquired was allocated to identifiable publishing intangible assets ($231 million) being amortized over 18 to 30 years and goodwill ($175 million) being amortized over 40 years.

         The company recorded a pretax gain on the sale of Shepard's/ McGraw-Hill of $418.7 million ($260.5 million net of taxes, or $2.61 per share).

         1996 earnings reflect dilution of five cents per share from the transaction, reflecting the timing of integration savings and the typical seasonal decline in higher education business earnings as compared with Shepard's/McGraw-Hill.

         In connection with the acquisition of TMHE, the company recorded acquisition reserves of $26.6 million. Such costs were primarily for employee severance as well as professional fees and various other costs associated with the acquisition. Remaining reserves of $25.9 million at December 31, 1996 will be expended within the next year.

         In addition to the above, one-time charges of $25 million related to the integration of the company's College Division with the acquired TMHE business were recorded in 1996. Such costs were attributed to employee severance, asset write-offs and other costs to integrate and consolidate the operations. The balance of the integration reserves of $18.6 million at December 31, 1996 will also be expended within the next year.

         The following unaudited pro forma information presents the consolidated results of operations of the company for 1996 and 1995, as if the exchange of businesses had occurred at the beginning of 1995.

(in millions, except per share data)        1996        1995
------------------------------------------------------------
Operating revenue                      $ 3,186.4   $ 3,073.1
Net income                                 225.4       172.7
Earnings per common share              $    2.25   $    1.73
------------------------------------------------------------

         These pro forma results are not necessarily indicative of those that would have occurred had the exchange of businesses taken place at the beginning of 1995.

4. SEGMENT REPORTING AND GEOGRAPHIC INFORMATION

A description of each of the company's three segments and their products, services and markets served is included on the inside back cover of this annual report.

         Operating profit by segment and geographic area is total operating revenue less expenses that are deemed to be related to the unit's operating revenue. Identifiable assets by segment and geographic area are those assets that are used in the operation of that unit. Corporate assets consist principally of cash and equivalents, investment in Rock-McGraw, Inc., prepaid pension expense and income taxes and leasehold improvements related to subleased areas.

         Foreign revenue and profits are from book publishing and financial and information services operations in 32 countries. Transfers between geographic areas are recorded at cost plus a markup and intercompany revenue and profits are eliminated.

   A summary of information about the company's operations by segment and geographic area follows:

                                                        Operating      Operating     Assets at  Depreciation and     Capital
(in thousands)                                            revenue         profit   December 31   amortization+    expenditures++
--------------------------------------------------------------------------------------------------------------------------------
1996
Educational and Professional Publishing                $1,277,895       $545,652v   $2,085,540       $172,306      $201,211
Financial Services                                        855,925        262,085       561,128         30,478        20,155
Information and Media Services                            940,877        116,799       626,324         34,635        24,925
--------------------------------------------------------------------------------------------------------------------------------
Total operating segments                                3,074,697        924,536     3,272,992        237,419       246,291
Corporate                                                      -         (62,073)      369,247          1,139            -
Interest expense - net                                         -         (47,656)           -              -             -
--------------------------------------------------------------------------------------------------------------------------------
Total company                                          $3,074,697       $814,807*   $3,642,239       $238,558      $246,291
--------------------------------------------------------------------------------------------------------------------------------
1995
Educational and Professional Publishing                $1,235,578       $162,604    $1,573,601       $166,847      $154,560
Financial Services                                        786,786        230,934       562,742         29,331        19,960
Information and Media Services                            912,919        115,069       620,114         33,086        18,048
--------------------------------------------------------------------------------------------------------------------------------
Total operating segments                                2,935,283        508,607     2,756,457        229,264       192,568
Corporate                                                      -         (63,570)      300,710          2,144           326
Interest expense - net                                         -         (58,766)           -              -             -
--------------------------------------------------------------------------------------------------------------------------------
Total company                                          $2,935,283       $386,271*   $3,057,167       $231,408      $192,894
--------------------------------------------------------------------------------------------------------------------------------
1994
Educational and Professional Publishing                $1,162,157       $125,765    $1,567,224       $171,249      $144,414
Financial Services                                        745,480        217,212       553,240         29,027        34,613
Information and Media Services                            853,232        108,343       564,530         28,550        15,358
--------------------------------------------------------------------------------------------------------------------------------
Total operating segments                                2,760,869        451,320     2,684,994        228,826       194,385
Corporate                                                      -         (54,134)      275,291          1,200         1,060
Interest expense - net                                         -         (51,746)           -              -             -
--------------------------------------------------------------------------------------------------------------------------------
Total company                                          $2,760,869       $345,440*   $2,960,285       $230,026      $195,445
--------------------------------------------------------------------------------------------------------------------------------
1996    United States                                  $2,624,703       $853,061    $3,274,513
        Foreign                                           449,994         71,475       367,726
--------------------------------------------------------------------------------------------------------------------------------
1995    United States                                  $2,528,553       $448,876    $2,707,536
        Foreign                                           406,730         59,731       349,631
--------------------------------------------------------------------------------------------------------------------------------
1994    United States                                  $2,402,976       $408,846    $2,644,014
        Foreign                                           357,893         42,474       316,271
--------------------------------------------------------------------------------------------------------------------------------

 * Income before taxes on income.
 + Includes amortization of goodwill and intangible assets and prepublication costs.
++ Includes purchases of property and equipment and investments in prepublication costs.
 v Operating profit includes a pretax gain on exchange of Shepard's/McGraw-Hill for the Times Mirror Higher Education Group of $418.7 million and a one-time charge of $25 million for costs of integrating the company's College Division with the acquired higher education business.


5. DEBT

At December 31, 1996, the company had short-term borrowings of $325 million, primarily representing domestic commercial paper borrowings at an average interest rate of 5.4% maturing at various dates during 1997. The commercial paper borrowings are supported by the revolving credit agreement described below, and $300 million has been classified as long-term.

   The company has an $800 million revolving credit agreement with a group of banks terminating in February 2002. Interest rates on amounts borrowed vary depending upon the source and are based on either the Eurodollar or a bank base rate, at the company's option. The credit agreement contains various warranties and covenants that must be complied with on a continuing basis. The agreement requires a commitment fee on the unused portion of the credit line. At December 31, 1996, there were no borrowings under the agreement.

   In 1990, the company issued $250 million of 9.43% senior notes due September 1, 2000. The notes are unsecured obligations of the company and are not redeemable by the company prior to the maturity date.

   At December 31, 1995, the company had short-term borrowings of $371 million, primarily representing domestic commercial paper borrowings at an average interest rate of 6.0% maturing at various dates during 1996. The commercial paper borrowings were supported by the revolving credit agreement noted above and $300 million of the commercial paper borrowings was classified as long-term.

   A summary of long-term debt at December 31 follows:

(in thousands)                              1996        1995
------------------------------------------------------------
9.43% senior notes due 2000             $250,000    $250,000
Commercial paper supported
   by bank revolving credit agreement    300,000     300,000
Other                                      6,850       7,365
------------------------------------------------------------
Total long-term debt                    $556,850    $557,365
------------------------------------------------------------

   The company paid interest on its debt totaling $50.1 million in 1996, $58.6 million in 1995 and $51.7 million in 1994.

   The carrying amount of the company's commercial paper borrowings approximates fair value. The fair value of the company's 9.43% senior notes and other long-term debt at December 31, 1996 and 1995, totaling $256.9 million and $257.4 million, respectively, based on current borrowing rates for debt with similar terms and maturities, is estimated to be $282.5 million and $294 million, respectively.

6. INVESTMENT IN ROCK-MCGRAW, INC.

Rock-McGraw owns the company's headquarters building in New York City. It is owned 45% by the company and 55% by Rockefeller Group, Inc.

   The company currently occupies a significant portion of the rentable space. The lease is for 30 years ending in the year 2002 and includes renewal options for two additional 15-year periods. In 1996, the company paid Rock-McGraw gross annual rentals of $18.8 million (including various escalation payments) for the occupied space and $14.2 million for space that it has sublet. Over the lease term, the company is recovering a portion of the rentals through its share of earnings of Rock-McGraw.

A summary of significant financial information for Rock-McGraw follows:

(in millions)                     1996        1995        1994
--------------------------------------------------------------
Revenue                         $ 63.7      $ 62.7      $ 61.8
--------------------------------------------------------------
Net income                        11.2         9.7        10.0
--------------------------------------------------------------
Depreciation expense               6.5         6.4         6.4
--------------------------------------------------------------
Total assets                     208.8       200.7       198.0
--------------------------------------------------------------
Mortgage payable                  23.8        27.5        31.2
--------------------------------------------------------------
Total liabilities               $ 60.0      $ 63.0      $ 70.1
--------------------------------------------------------------


   The building is financed by an 8 1/8%, 25-year mortgage repayable in quarterly installments of $.9 million plus interest, with the balance of $18.3 million due at maturity in 1998.

7. TAXES ON INCOME

Income before taxes on income resulted from domestic operations (including foreign branches) and foreign subsidiaries' operations as follows:

(in millions)                    1996        1995        1994
--------------------------------------------------------------
Domestic operations             $783.6      $356.1      $319.3
Foreign operations                31.2        30.2        26.1
--------------------------------------------------------------
Total income before taxes       $814.8      $386.3      $345.4
--------------------------------------------------------------


   A reconciliation of the U.S. statutory tax rate to the company's effective tax rate for financial reporting purposes follows:


                                  1996        1995        1994
--------------------------------------------------------------
U.S. statutory rate               35.0%       35.0%       35.0%
Goodwill amortization              0.7         1.7         1.9
Effect of state and local
   income taxes                    3.7         5.5         6.1
Other - net                       (0.2)       (1.0)       (1.8)
--------------------------------------------------------------
Effective tax rate                39.2%       41.2%       41.2%
--------------------------------------------------------------


   The provision for taxes on income consists of the following:

(in millions)                     1996        1995        1994
--------------------------------------------------------------
Federal:
Current                         $281.4      $104.9      $ 75.8
Deferred                         (19.3)       11.9        28.5
--------------------------------------------------------------
Total federal                    262.1       116.8       104.3
--------------------------------------------------------------
Foreign:
Current                           11.8         7.3         8.8
Deferred                          (0.7)        2.3        (3.2)
--------------------------------------------------------------
Total foreign                     11.1         9.6         5.6
--------------------------------------------------------------
State and local:
Current                           48.8        28.0        20.9
Deferred                          (2.9)        4.7        11.5
--------------------------------------------------------------
Total state and local             45.9        32.7        32.4
--------------------------------------------------------------
Total provision for taxes       $319.1      $159.1      $142.3
--------------------------------------------------------------

   The principal temporary differences between the accounting for income and expenses for financial reporting and income tax purposes as of December 31 follow:

(in millions)                                1996       1995
--------------------------------------------------------------
Fixed assets and intangible
   assets                                  $ 138.8     $ 125.9
Prepaid pension and other
   expenses                                   70.2        65.6
Unearned revenue                              41.2        36.0
Reserves and accruals                       (152.7)     (117.7)
Postretirement and
   postemployment benefits                   (95.9)      (95.1)
Other - net                                   42.3        58.7
--------------------------------------------------------------
Deferred tax liability - net               $  43.9     $  73.4
--------------------------------------------------------------

   The company made net income tax payments totaling $170.6 million in 1996, $111.4 million in 1995 and $83.9 million in 1994.

   The company has not recorded deferred income taxes applicable to undistributed earnings of foreign subsidiaries that are indefinitely reinvested in foreign operations. Undistributed earnings amounted to approximately $65 million at December 31, 1996, excluding amounts that, if remitted, generally would not result in any additional U.S. income taxes because of available foreign tax credits. If the earnings of such foreign subsidiaries were not indefinitely reinvested, a deferred tax liability of approximately $17 million would have been required.

8. RENTAL EXPENSE AND LEASE OBLIGATIONS

Rental expense for property and equipment under all operating lease agreements was as follows:

(in millions)                     1996        1995       1994
--------------------------------------------------------------
Gross rental expense            $107.1      $105.7      $109.1
Less: sublease revenue            28.5        26.1        26.4
--------------------------------------------------------------
Net rental expense              $ 78.6      $ 79.6      $ 82.7
--------------------------------------------------------------

   The company is committed under lease arrangements covering property, computer systems and office equipment. Certain lease arrangements, including the lease for the company's headquarters building, contain escalation clauses covering increased costs for real estate taxes and operating services.

   Minimum rental commitments under existing noncancelable leases with a remaining term of more than one year, including the company's headquarters building referred to in Note 6, are shown in the following table. The annual rental commitments for real estate through the year 2002 have been reduced by approximately $19 million of revenue from existing noncancelable subleases.

(in millions)
--------------------------------------------------------------
1997                                                    $ 55.8
1998                                                      46.5
1999                                                      36.0
2000                                                      25.1
2001                                                      24.3
2002 and beyond                                           71.2
--------------------------------------------------------------
Total                                                   $258.9
--------------------------------------------------------------


9. CAPITAL STOCK

The $1.20 convertible preference stock may be converted into common stock at the option of the shareholder at the rate of one share of preference stock for 6.6 shares of common stock.

   The number of common shares reserved for issuance for employee stock plan awards was 6,350,994 at December 31, 1996 and 7,208,178 at December 31, 1995.
Under the Director Deferred Stock Ownership Plan and its predecessor plan, the Directors' Stock Payment Plan, 160,000 common shares were reserved for issuance at December 31, 1996 and 37,048 at December 31, 1995.

   On January 31, 1996, the Board of Directors approved a stock repurchase program authorizing the company to purchase up to four million shares of the company's common stock. Through December 31, 1996, the company had repurchased 1,362,900 shares of common stock at a total cost of $63.3 million. The repurchased shares may be used for general corporate purposes, including the issuance of shares for the exercise of stock options.

   Two million shares of preferred stock, par value $1 per share, are authorized; none have been issued. 600,000 shares have been reserved for issuance under a Preferred Share Purchase Rights Plan adopted by the company's Board of Directors on October 25, 1989. Under the Plan, one right for each share of common stock outstanding was granted to shareholders of record on November 6, 1989. Each right entitles shareholders to buy a 1/200th interest in a share of a series of preferred stock at an exercise price of $137.50 per right. The rights will not be exercisable or transferable until a party either acquires beneficial ownership of 20% or more of the company's common shares or announces a tender offer for 20% or more of the common shares. In the event the company is a party to a merger, reverse merger or other business combination, each right will entitle its holder to purchase, at the exercise price of the right, a number of shares of common stock of the surviving company having a market value of two times the exercise price of the right. The Plan also gives the Board of Directors the option to exchange one share of common stock of the company for each right (not owned by the acquirer) after an acquirer holds 20% but less than 50% of the outstanding shares of common stock. The rights are redeemable at one-half cent per right until a party acquires 20% or more of the company's common shares, and expire November 6, 1999.

10. STOCK PLAN AWARDS

The company applies the provisions of Accounting Principles Board Opinion (APBO) No. 25, Accounting for Stock Issued to Employees, in accounting for its stock-based awards. Accordingly, no compensation cost has been recognized for its stock option plans and the compensation cost that has been recognized for its restricted stock performance awards continues under APBO No. 25.

   The company has three stock option plans: the 1993 and 1987 Key Employee Stock Incentive Plans and the 1983 Stock Option Plan. The 1983 Plan, which provided for the granting of incentive stock options and nonqualified stock options to purchase 2,400,000 shares of the company's common stock, expired January 25, 1993 except as to options then outstanding.

   The 1993 and 1987 Key Employee Stock Incentive
Plans provide for the granting of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock awards, deferred stock (applicable to the 1987 Plan only) or other stock-based awards to purchase a total of 9,200,000 shares of the company's common stock - 4,600,000 shares under each plan.

   Stock options may not be granted at a price less than the fair market value of the company's common stock at date of grant, vest in two years in equal annual installments and have a maximum term of ten years.

   Had the company elected to apply the provisions of Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, net income would have been reduced by $2.9 million, or $.03 per share, for 1996 and $1.8 million, or $.02 per share, for 1995 after accounting for stock-based compensation effective for awards made January 1, 1995 and thereafter.

   The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions for 1996 and 1995, respectively: risk-free interest rate of 5.4% and 7.5%; dividend yield of 3.0% and 3.4%; volatility of 15% for both years and expected life of five years for both years.

   A summary of the status of the company's stock option plans as of December 31 and activity during the year follows:

                                          1996               1995
---------------------------------------------------------------------------
                                             Weighted              Weighted
                                              average               average
                                             exercise              exercise
(in thousands of shares)           Shares       price    Shares       price
---------------------------------------------------------------------------
Outstanding at
   beginning of year                3,108      $31.67     3,034      $30.86
Options granted                       988       43.48       878       33.57
Options exercised                    (654)      30.82      (698)      29.79
Options cancelled and expired        (142)      39.06      (106)      34.00
---------------------------------------------------------------------------
Outstanding at end of year          3,300      $34.88     3,108      $31.67
---------------------------------------------------------------------------
Exercisable at end of year          2,076      $31.51     1,955      $30.48
---------------------------------------------------------------------------
Weighted average fair value of
   options granted during
   the year                                    $ 6.92                $ 6.38
---------------------------------------------------------------------------


   A summary of information about stock options outstanding and options exercisable at December 31, 1996 follows:

                                     Options              Options
(in thousands of shares)           Outstanding          Exercisable
---------------------------------------------------------------------------
                               Weighted   Weighted               Weighted
                                average    average                average
Range of                      remaining   exercise               exercise
exercise prices      Shares        term      price     Shares       price
---------------------------------------------------------------------------
$24.84 to $34.87     2,398      5.8 years    $31.64     2,041      $31.30
$42.37 to $48.25       902      8.9 years     43.48        35       43.41
---------------------------------------------------------------------------
$24.84 to $48.25     3,300      6.7 years    $34.88     2,076      $31.51
---------------------------------------------------------------------------


   The 1993 Directors' Stock Payment Plan, which required that 20% of eligible Directors' annual retainer be paid in common stock beginning in 1994, was terminated June 30, 1996. The Plan provided for the issuance of a total of 40,000 shares of stock.

   The Director Deferred Stock Ownership Plan, which was approved by the shareholders in April 1996, replaced the 1993 Directors' Stock Payment Plan and the Directors' Retirement Plan effective July 1, 1996. Under this Plan, a total of 160,000 shares of common stock was reserved for issuance on July 1, 1996 and may be credited to deferred stock accounts for eligible Directors. In general, the Plan requires that 50% of eligible Directors' annual compensation plus dividend equivalents be credited to deferred stock accounts. Each Director may also elect to defer all or a portion of the remaining compensation and have an equivalent number of shares credited to the deferred stock account. Recipients under this Plan are not required to provide consideration to the company other than rendering service. Shares will be delivered as of the date a recipient ceases to be a member of the Board of Directors or within five years thereafter, if so elected. The Plan will remain in effect until terminated by the Board of Directors or until no shares of stock remain available under the Plan.

   Restricted stock performance awards have been granted under the 1993 and 1987 Plans. These restricted stock awards will vest only if the company achieves certain financial goals over various vesting periods. Recipients are not required to provide consideration to the company other than rendering service and have the right to vote the shares and to receive dividends.

   Under SFAS No. 123, compensation cost is recognized for the fair value of the restricted stock awarded, which is its market value without restrictions at the date of grant. For performance incentive shares, adjustments are made for achievement of goals but not for subsequent changes in the market value of the stock.

   A total of 289,358 restricted shares was issued at an average market value of $43.79 in 1996. In 1995, 282,468 restricted shares were issued at an average market value of $33.68. The awards are recorded at the market value on the date of grant. Initially the total market value of the shares is treated as unearned compensation and is charged to expense over the respective vesting periods. Under APBO No. 25, for performance incentive shares, adjustments are also made to expense for changes in market value and achievement of financial goals. Unearned compensation charged to expense was $8.5 million for 1996, $7.2 million for 1995 and $5.2 million for 1994. Restricted shares outstanding at the end of the year were 545,679 in 1996, 539,356 in 1995 and 549,894 shares in 1994.

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

   A summary of pension cost for the company's domestic defined benefit plans follows:

(in millions)                    1996        1995        1994
--------------------------------------------------------------
Service cost                   $  16.9     $  13.2      $ 16.4
Interest cost                     30.8        28.5        27.7
Return on assets:
Actual return                   (103.4)     (122.2)       (7.4)
Deferred                          52.9        75.7       (37.5)
--------------------------------------------------------------
Recognized                       (50.5)      (46.5)      (44.9)
Amortization of net asset
   at 1/1/86                      (3.0)       (6.1)       (6.1)
Net amortization and
   deferral                        0.9        (2.1)        1.2
--------------------------------------------------------------
Net negative pension cost      $  (4.9)    $ (13.0)     $ (5.7)
--------------------------------------------------------------
Assumed rates - January 1:
Discount rate (interest cost)    7 1/4%       8 1/2%       7 1/4%
Compensation increase factor     5 1/2        5 1/2        6
Return on assets                 9 1/2        9 1/2        9 1/2
--------------------------------------------------------------


   The company also has an unfunded supplemental benefits plan to provide senior management with supplemental retirement, disability and death benefits. Supplemental retirement benefits are based on final monthly earnings. Pension cost was $2.4 million for 1996, $2.0 million for 1995 and $2.4 million for 1994. The accumulated benefit obligation as of December 31, 1996 was $17.0 million, including vested benefits of $16.0 million, and the projected benefit obligation was $18.1 million.

   Total retirement plans cost was $40.0 million for 1996, $31.3 million for 1995 and $36.7 million for 1994.

   The funded status of the domestic defined benefit plans as of December 31 follows:

(in millions)                                        1996        1995
----------------------------------------------------------------------
Actuarial present value of pension benefits:
Vested benefits                                    $(376.5)    $(362.5)
Nonvested benefits                                   (17.4)      (19.4)
----------------------------------------------------------------------
Accumulated benefit obligation                      (393.9)     (381.9)
Additional amount related to projected
   compensation increases                            (30.6)      (28.1)
----------------------------------------------------------------------
Projected benefit obligation                        (424.5)     (410.0)
Plan assets at market value -
   primarily listed stocks and
   U.S. government obligations                       665.7       585.4
----------------------------------------------------------------------
Excess of assets over projected
   benefit obligation                                241.2       175.4
Unrecognized net asset at 1/1/86                      (1.6)       (4.6)
Unrecognized prior service cost                        6.6         7.6
Unrecognized net gain                               (141.7)      (80.2)
----------------------------------------------------------------------
Prepaid pension cost at December 31                $ 104.5     $  98.2
----------------------------------------------------------------------
Assumed rates - December 31:
Discount rate                                        7 3/4%       7 1/4%
Compensation increase factor                         5 1/2        5 1/2
----------------------------------------------------------------------


   The company has several foreign pension plans that do not determine the accumulated benefits or net assets available for benefits as disclosed above. The amounts involved are not material and are therefore not included.

12. POSTRETIREMENT HEALTHCARE AND OTHER BENEFITS

The company and some of its domestic subsidiaries provide certain medical, dental and life insurance benefits for retired employees and eligible dependents. The medical and dental plans are contributory while the life insurance plan is noncontributory. The company currently does not fund any of these plans.

   Postretirement benefits cost was $8.3 million in 1996, $7.1 million in 1995 and $9.3 million in 1994. A summary of the components of the cost in 1996, 1995 and 1994 follows:

(in millions)                     1996        1995        1994
--------------------------------------------------------------
Service cost                     $ 2.5       $ 2.0       $ 2.2
Interest cost                     10.0        10.4        10.6
Net amortization and deferral     (4.2)       (5.3)       (3.5)
--------------------------------------------------------------
Postretirement benefits cost     $ 8.3       $ 7.1       $ 9.3
--------------------------------------------------------------


   A summary of the components of the unfunded postretirement benefit obligation as of December 31 follows:

(in millions)                                1996        1995
--------------------------------------------------------------
Retirees                                   $ (98.0)    $(103.8)
Fully eligible plan participants             (14.0)      (14.9)
Other active plan participants               (23.0)      (22.1)
--------------------------------------------------------------
Total accumulated postretirement
   benefit obligation                       (135.0)     (140.8)
Unrecognized net gain                        (44.2)      (37.2)
Unrecognized prior service cost              (19.5)      (22.1)
--------------------------------------------------------------
Accrued postretirement benefit
   obligation                              $(198.7)    $(200.1)
--------------------------------------------------------------

   The assumed weighted average healthcare cost trend rate ranges from 8.0% in 1997 decreasing ratably to 5.5% in 2002 and remains at that level thereafter. Increasing the assumed healthcare cost trend rate by one percentage point in each future year would increase the accumulated postretirement benefit obligation at December 31, 1996 by $10.5 million and 1996 benefit expense by $1.0 million. The weighted average discount rate used to measure expense was 7.25% in 1996 and 8.5% in 1995; the rate used to measure the accumulated postretirement benefit obligation was 7.75% in 1996 and 7.25% in 1995.

                              REPORT OF MANAGEMENT


TO THE SHAREHOLDERS OF
THE MCGRAW-HILL COMPANIES, INC.

The financial statements in this report were prepared by the management of The McGraw-Hill Companies, Inc., which is responsible for their integrity and objectivity.

   These statements, prepared in conformity with generally accepted accounting principles and including amounts based on management's best estimates and judgments, present fairly The McGraw-Hill Companies' financial condition and the results of the company's operations. Other financial information given in this report is consistent with these statements.

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

/s/ Robert J. Bahash

Robert J. Bahash
Executive Vice President and Chief Financial Officer

                         REPORT OF INDEPENDENT AUDITORS

THE BOARD OF DIRECTORS AND SHAREHOLDERS
OF THE MCGRAW-HILL COMPANIES, INC.

We have audited the accompanying consolidated balance sheets of The McGraw-Hill Companies, Inc. as of December 31, 1996 and 1995, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

   In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The McGraw-Hill Companies, Inc. at December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


/s/Ernst and Young LLP
New York, New York
January 28, 1997

ELEVEN-YEAR FINANCIAL REVIEW


(in thousands, except per-share data)                                 1996          1995            1994            1993
---------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS BY SEGMENT AND INCOME STATISTICS
OPERATING REVENUE
Educational and Professional Publishing                          $1,277,895      $1,235,578      $1,162,157      $  667,444
Financial Services                                                  855,925         786,786         745,480         696,933
Information and Media Services                                      940,877         912,919         853,232         831,076
---------------------------------------------------------------------------------------------------------------------------
TOTAL OPERATING REVENUE                                           3,074,697       2,935,283       2,760,869       2,195,453
---------------------------------------------------------------------------------------------------------------------------
OPERATING PROFIT(e)
Educational and Professional Publishing(a)                          151,921         162,604         125,765          49,374
Financial Services                                                  262,085         230,934         217,212         200,865
Information and Media Services                                      116,799         115,069         108,343         102,344
---------------------------------------------------------------------------------------------------------------------------
TOTAL OPERATING PROFIT                                              530,805         508,607         451,320         352,583
Share of profit of Macmillan/McGraw-Hill
   School Publishing Company (c,e)                                     --              --              --            28,376
Unusual charges (a,d and e)                                         (25,000)           --              --          (229,800)
Gain on exchange of Shepard's/McGraw-Hill (a)                       418,731            --              --              --
Gain on sale of interest in Nikkei/McGraw-Hill (f)                     --              --              --              --
General corporate (expense)/income (e and g)                        (62,073)        (63,570)        (54,134)        (48,538)
Interest (expense)/income - net                                     (47,656)        (58,766)        (51,746)        (36,342)
---------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE TAXES ON INCOME (b)                                   814,807         386,271         345,440          66,279
Provision for taxes on income                                       319,074         159,144         142,321          54,838
---------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE CUMULATIVE ADJUSTMENT                                 495,733         227,127         203,119          11,441
---------------------------------------------------------------------------------------------------------------------------
Cumulative effect on prior years of changes in accounting (h)          --              --              --              --
---------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                       $  495,733      $  227,127      $  203,119      $   11,441
---------------------------------------------------------------------------------------------------------------------------
EARNINGS PER SHARE
Income before cumulative adjustment                              $     4.96      $     2.28      $     2.05      $     0.12
Cumulative adjustment (h)                                              --              --              --              --
---------------------------------------------------------------------------------------------------------------------------
Net Income                                                       $     4.96      $     2.28      $     2.05      $     0.12
Shares used to calculate earnings per share                          99,997          99,752          98,998          98,378
Dividends per share of common stock                              $     1.32      $     1.20      $     1.16      $     1.14
---------------------------------------------------------------------------------------------------------------------------
OPERATING STATISTICS
Return on average shareholders' equity                                 41.4%           23.3%           23.4%            1.3%
Income before taxes as a percent of revenue                            26.5            13.2            12.5             3.0
Income before cumulative adjustment as a percent of revenue            16.1             7.7             7.4             0.5
---------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA
Working capital                                                  $  130,920      $  193,346      $  130,272      $   62,887
Total assets                                                      3,642,239       3,057,167       2,960,285       3,043,232
Total debt                                                          581,368         628,664         762,805         928,710
Shareholders' equity                                              1,361,118       1,035,066         913,052         823,008
---------------------------------------------------------------------------------------------------------------------------
NUMBER OF EMPLOYEES                                                  16,220          15,452          15,339          15,661
---------------------------------------------------------------------------------------------------------------------------

(a) 1996 operating profit excludes a net gain on the exchange of Shepard's/ McGraw-Hill for the Times Mirror Higher Education Group comprising a $418.7 million gain on the exchange and a $25 million one-time charge for integration costs.
(b) 1995 income before taxes on income reflects a $26.8 million provision for best practice initiatives and a $23.8 million gain on sale of the topical publishing division of Shepard's/McGraw-Hill.
(c) Reflects The McGraw-Hill Companies' share of profit of Macmillan/ McGraw-Hill School Publishing Company through September 30, 1993. Macmillan/ McGraw-Hill results are consolidated effective October 1, 1993 in the Educational and Professional Publishing segment.
(d) 1993 amount reflects unusual charges in connection with the acquisition of the additional 50% interest in Macmillan/McGraw-Hill.
(e) 1989 and 1988 operating profit excludes unusual charges of $220 million and $149.6 million, respectively, as follows:

                                              1989           1988
-----------------------------------------------------------------
Educational and Professional Publishing      $33,140        $20,534
Financial Services                            94,899         67,155
Information and Media Services                15,554         29,009
-------------------------------------------------------------------
Total operating segments                     143,593        116,698
Macmillan/McGraw-Hill joint venture units          -          7,866
Corporate expense                             76,407         25,000
-------------------------------------------------------------------
Total company                               $220,000       $149,564
-------------------------------------------------------------------

(in thousands, except per-share data)                                1992            1991            1990           1989
---------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS BY SEGMENT AND INCOME STATISTICS
OPERATING REVENUE
Educational and Professional Publishing                          $  567,363      $  532,438      $  534,724      $  483,666
Financial Services                                                  617,555         555,820         505,641         432,314
Information and Media Services                                      865,573         854,754         898,273         872,983
---------------------------------------------------------------------------------------------------------------------------
TOTAL OPERATING REVENUE                                           2,050,491       1,943,012       1,938,638       1,788,963
---------------------------------------------------------------------------------------------------------------------------
OPERATING PROFIT(e)
Educational and Professional Publishing(a)                           62,746          48,928          70,196          44,107
Financial Services                                                  168,394         143,056         123,999          85,081
Information and Media Services                                      113,198         120,242         170,788         192,254
---------------------------------------------------------------------------------------------------------------------------
TOTAL OPERATING PROFIT                                              344,338         312,226         364,983         321,442
Share of profit of Macmillan/McGraw-Hill
   School Publishing Company (c,e)                                   11,280          27,483          21,601          13,688
Unusual charges (a,d and e)                                            --              --              --          (220,000)
Gain on exchange of Shepard's/McGraw-Hill (a)                          --              --              --              --
Gain on sale of interest in Nikkei/McGraw-Hill (f)                     --              --              --              --
General corporate (expense)/income (e and g)                        (50,774)        (34,415)        (28,370)          6,546
Interest (expense)/income - net                                     (37,557)        (46,987)        (55,627)        (35,038)
---------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE TAXES ON INCOME (b)                                   267,287         258,307         302,587          86,638
Provision for taxes on income                                       114,132         110,297         130,112          46,847
---------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE CUMULATIVE ADJUSTMENT                                 153,155         148,010         172,475          39,791
---------------------------------------------------------------------------------------------------------------------------
Cumulative effect on prior years of changes in accounting (h)      (124,587)           --              --             8,000
---------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                       $   28,568      $  148,010      $  172,475      $   47,791
---------------------------------------------------------------------------------------------------------------------------
EARNINGS PER SHARE
Income before cumulative adjustment                              $     1.57      $     1.52      $     1.77      $     0.41
Cumulative adjustment (h)                                             (1.28)           --              --              0.08
---------------------------------------------------------------------------------------------------------------------------
Net Income                                                       $     0.29      $     1.52      $     1.77      $     0.49
Shares used to calculate earnings per share                          97,778          97,642          97,638          97,450
Dividends per share of common stock                              $     1.12      $     1.10      $     1.08      $     1.00
---------------------------------------------------------------------------------------------------------------------------
OPERATING STATISTICS
Return on average shareholders' equity                                  3.0%           15.2%           18.8%            5.3%
Income before taxes as a percent of revenue                            13.0            13.3            15.6             4.8
Income before cumulative adjustment as a percent of revenue             7.5             7.6             8.9             2.7
---------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA
Working capital                                                  $  (19,596)     $   29,543      $   44,193      $   22,743
Total assets                                                      2,473,021       2,482,679       2,501,130       2,181,718
Total debt                                                          482,991         568,159         622,372         503,434
Shareholders' equity                                                908,760         998,975         954,260         880,154
---------------------------------------------------------------------------------------------------------------------------
NUMBER OF EMPLOYEES                                                  13,393          13,539          13,868          13,741
---------------------------------------------------------------------------------------------------------------------------


(in thousands, except per-share data)                                          1988            1987            1986
---------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS BY SEGMENT AND INCOME STATISTICS
OPERATING REVENUE
Educational and Professional Publishing                                    $  437,590      $  408,252      $  327,903
Financial Services                                                            399,242         390,131         357,998
Information and Media Services                                                836,734         801,352         741,891
---------------------------------------------------------------------------------------------------------------------
TOTAL OPERATING REVENUE                                                     1,673,566       1,599,735       1,427,792
---------------------------------------------------------------------------------------------------------------------
OPERATING PROFIT(e)
Educational and Professional Publishing(a)                                     48,185          30,464          37,109
Financial Services                                                             81,765          81,557          81,558
Information and Media Services                                                175,384         176,564         166,679
---------------------------------------------------------------------------------------------------------------------
TOTAL OPERATING PROFIT                                                        305,334         288,585         285,346
Share of profit of Macmillan/McGraw-Hill
   School Publishing Company (c,e)                                              2,349          11,585          30,037
Unusual charges (a,d and e)                                                  (149,564)           --              --
Gain on exchange of Shepard's/McGraw-Hill (a)                                    --              --              --
Gain on sale of interest in Nikkei/McGraw-Hill (f)                            221,783            --              --
General corporate (expense)/income (e and g)                                    5,005           3,418         (23,519)
Interest (expense)/income - net                                                (5,290)         (4,506)          3,915
---------------------------------------------------------------------------------------------------------------------
INCOME BEFORE TAXES ON INCOME (b)                                             379,617         299,082         295,779
Provision for taxes on income                                                 194,112         134,288         141,770
---------------------------------------------------------------------------------------------------------------------
INCOME BEFORE CUMULATIVE ADJUSTMENT                                           185,505         164,794         154,009
---------------------------------------------------------------------------------------------------------------------
Cumulative effect on prior years of changes in accounting (h)                    --              --              --
---------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                 $  185,505      $  164,794      $  154,009
---------------------------------------------------------------------------------------------------------------------
EARNINGS PER SHARE
Income before cumulative adjustment                                        $     1.92      $     1.64      $     1.52
Cumulative adjustment (h)                                                        --              --              --
---------------------------------------------------------------------------------------------------------------------
Net Income                                                                 $     1.92      $     1.64      $     1.52
Shares used to calculate earnings per share                                    96,950         100,820         101,302
Dividends per share of common stock                                        $     0.92      $     0.84      $     0.76
---------------------------------------------------------------------------------------------------------------------
OPERATING STATISTICS
Return on average shareholders' equity                                           21.2%           19.5%           18.8%
Income before taxes as a percent of revenue                                      22.7            18.7            20.7
Income before cumulative adjustment as a percent of revenue                      11.1            10.3            10.8
---------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA
Working capital                                                            $  (72,023)     $  (66,214)     $   65,641
Total assets                                                                1,705,547       1,602,181       1,431,888
Total debt                                                                    148,434         186,476          56,403
Shareholders' equity                                                          922,803         825,265         861,418
---------------------------------------------------------------------------------------------------------------------
NUMBER OF EMPLOYEES                                                            13,891          13,879          13,257
---------------------------------------------------------------------------------------------------------------------



(f) In May 1988, the company sold its 49% interest in Nikkei/McGraw-Hill, Inc., a magazine publishing operation in Japan, for $283.1 million. The gain on sale was $221.8 million ($109.8 million after taxes).

(g) General corporate income for 1989 includes gains on dispositions of businesses totaling $48.8 million. 1988 includes gains on dispositions of $26.5 million and 1987 includes gains from the settlement of a portion of the company's pension obligation of $20.1 million.

(h) The cumulative adjustment in 1992 reflects the adoption of the provisions of Statement of Financial Accounting Standards (SFAS) No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions, and SFAS No. 112, Employers' Accounting for Postemployment Benefits. In 1989, the company recognized the cumulative effect of a change in accounting for income taxes under SFAS No. 96.

SUPPLEMENTAL FINANCIAL INFORMATION
QUARTERLY FINANCIAL INFORMATION (unaudited)



                                                            First         Second         Third         Fourth         Total
(in thousands, except per-share data)                     quarter        quarter       quarter        quarter          year
---------------------------------------------------------------------------------------------------------------------------
1996
Operating revenue                                        $583,851       $710,934      $949,009       $830,903    $3,074,697
Income before taxes (Note a)                               27,259         96,240       192,773        498,535       814,807
Net income (Note a)                                        16,192         57,166       114,508        307,867       495,733
Earnings per share (Notes a and b)                           0.16           0.57          1.15           3.08          4.96
---------------------------------------------------------------------------------------------------------------------------
1995
Operating revenue                                        $568,548       $712,782      $904,351       $749,602    $2,935,283
Income before taxes                                        23,727         89,864       179,970         92,710       386,271
Net income                                                 13,951         52,841       105,822         54,513       227,127
Earnings per share (Note b)                                  0.14           0.53          1.06           0.55          2.28
---------------------------------------------------------------------------------------------------------------------------
1994
Operating revenue                                        $559,774       $648,279      $855,517       $697,299    $2,760,869
Income before taxes                                        25,454         81,702       153,338         84,946       345,440
Net income                                                 14,967         48,041        90,162         49,949       203,119
Earnings per share (Note b)                                  0.15           0.49          0.91           0.50          2.05
---------------------------------------------------------------------------------------------------------------------------

(a) The fourth quarter of 1996 includes a gain on exchange of Shepard's/McGraw-Hill for the Times Mirror Higher Education Group of $418.7 million ($260.5 million after taxes, or $2.61 per share) and a one-time charge of $25 million ($14.9 million after taxes, or 15 cents per share) for costs of integrating the company's College Division with the acquired higher education business.
(b) Earnings per share reflect a two-for-one stock split approved by the company's Board of Directors on January 31, 1996. All prior periods have been restated to reflect the split.


HIGH AND LOW SALES PRICES OF THE MCGRAW-HILL COMPANIES COMMON STOCK ON THE NEW YORK STOCK EXCHANGE* (NOTE a)

                         1996               1995               1994
------------------------------------------------------------------------
First quarter     $46 1/4 - 42 3/4    $36 5/8 - 31 7/8   $36 1/2 - 32 1/4
Second quarter     49 1/4 - 42 1/8     38 7/8 - 35 5/8    35     - 31 1/4
Third quarter      45 7/8 - 37 1/4     42 3/8 - 37 5/8    38 5/8 - 33 1/8
Fourth quarter     48 1/4 - 42 1/2     43 7/8 - 39 1/2    37 3/8 - 32
-------------------------------------------------------------------------
Year               49 1/4 - 37 1/4     43 7/8 - 31 7/8    38 5/8 - 31 1/4
-------------------------------------------------------------------------


*The New York Stock Exchange is the principal market on which the company's shares are traded.
(a) High and low sales prices were adjusted to reflect the two-for-one stock split approved by the company's Board of Directors on January 31, 1996. All prior periods have been restated to reflect the split.