Form 10-K, Exhibit 13
period 1997-12-31
MCGRAW-HILL COMPANIES INC
filed 1998-03-26
CIK 64040

                                                                    Exhibit (13)


                                                             OUR GROWING MARKETS

                                [PHOTO OMITTED]

Growth is a universal goal in the world of investor-owned corporations. At The McGraw-Hill Companies it's sustained by traveling many roads and to scores of countries. The gains in operating profits achieved for six straight years reflect a range of carefully planned corporate actions and positive external factors.

      We've invested close to $1 billion in acquisitions since the beginning of 1992. We've stepped up international expansion, intensified development of new products and services, strengthened our marketing efforts, entered new markets and initiated new alliances--always stressing innovative thinking.

      We've substantially enhanced our technological capabilities to spark significant advances in electronic information distribution and electronic commerce (pages 10-13). We've designed human resources development programs and instituted hiring practices to assure that our workforce has the skills and talent the new millennium requires (pages 18-20).

      We're benefiting from favorable political, social, economic and demographic influences worldwide and are constantly seeking ways to enhance our global position and presence. In recent years, our compound annual growth rate internationally has been nearly double the domestic rate, and we expect that trend to continue.

Nontraditional products again made important contributions to the uptrend sustained by Standard & Poor's Ratings Services in 1997. The target: 25% of revenue from nontraditional products by 2000.

o Ratings of insurance companies, our leading nontraditional product, now include Lloyd's of London. Also in 1997, nontraditional ratings earned the support of a key trade association in Brazil, setting the stage for introduction of the service in that country.

o Standard & Poor's bank loan ratings, introduced in 1995, now encompass more than 600 issues with a value exceeding $200 billion. In 1997, Standard & Poor's added 115 new bank clients.

o Ratings of structured finance, associated with large construction projects, reached record volume.

Striding closer to its goal of generating 30% of revenue from international sources by 2000, Standard & Poor's Ratings Services took several avenues to geographic expansion in 1997. All combine Standard & Poor's Ratings Services' global expertise with the knowledge and insight of local partners.

      It acquired Argentina's leading rating service, moved toward creation of a new rating service in Brazil through a training and marketing

--------------------------------------------------------------------------------
Standard & Poor's Extends Its Geographic Reach

AS A RESULT OF IMPORTANT ACQUISITIONS, STANDARD & POOR'S EXTENDED ITS BRAND TO RATINGS OF EUROPEAN AND ASIAN EQUITY FUNDS AND TO MUTUAL FUNDS DATA AND INFORMATION.

o FUND RESEARCH, LTD. IN THE UNITED KINGDOM, ACQUIRED IN MAY, BECAME STANDARD & POOR'S FUND RESEARCH. IT ANALYZES AND RATES MORE THAN 700 EQUITY FUNDS OUTSIDE THE U.S. AND PROVIDES A BASE FOR FUTURE INTRODUCTION OF A RISK-RATING SYSTEM COVERING U.S. MUTUAL FUNDS.

o MICROPAL, LTD., ALSO BASED IN THE U.K. AND ACQUIRED IN NOVEMBER, BECAME STANDARD & POOR'S MICROPAL. IT PROVIDES EXTENSIVE DATA ON MORE THAN 38,000 FUNDS IN 19 COUNTRIES AND IS USED BY NEARLY 200 MEDIA OUTLETS WORLDWIDE AS WELL AS BY FINANCIAL PROFESSIONALS. IT TOO ENVISIONS EXPANSION IN THE U.S. IN ADDITION, STANDARD & POOR'S ACQUIRED PUBLISHED IMAGE, INC., A BOSTON-BASED PRODUCER OF PRIVATE LABEL INVESTMENT NEWSLETTERS TAILORED FOR THE CUSTOMERS OF FIVE OF THE 10 TOP FUND COMPANIES AND SOME OF THE NATION'S LEADING BANKS AND BROKERS--ABOUT 12 MILLION INVESTOR ACCOUNTS IN ALL.
--------------------------------------------------------------------------------
exchange agreement with a leading Brazilian institution, acquired a 10% interest in the leading rating service in India, signed an affiliation agreement with a highly regarded rating firm in South Africa (its first in Africa), and established the first rating service in Taiwan with several prominent Taiwanese partners. Standard & Poor's Ratings Services is now a fixture in 18 countries worldwide.

The status of English as the standard language of science, technology and cyberspace--coupled with the substantial number of U.S.-educated business and professional people around the world and the increasing need for skilled professionals in emerging countries--provides healthy growth potential for the Professional Publishing business.

      In addition to its presence in the U.S. market, the Professional Publishing group encompasses international operations that serve educational and professional markets in Asia, Canada, Europe and Latin America. The Times Mirror Higher Education operations acquired in 1996 significantly strengthened Professional Publishing's sales opportunities outside the U.S. New products in 1997 included an updated edition of the renowned Encyclopedia of Science and Technology and 85 new titles from Osborne/McGraw-Hill, which specializes in computer subjects.

The family of Standard & Poor's indexes and variety of financial services products linked to them grow every year, spurred by their proven investor acceptance and appeal. More than $600 billion is currently invested in funds tied to the S&P 500 Index alone.

      In mid-1997, Standard & Poor's added a new index to track the performance of U.S. real estate investment trusts, or REITs. By the end of the year, several managers were using the new index for REIT-financial based products. Aside from the new REIT index, licensing of Standard & Poor's equity indexes was quite active. The largest growth in licensing came from institutions based outside the U.S.

      For brokerage firms, Standard & Poor's introduced a variety of new portfolio products: the S&P Industrials Portfolio, S&P Intrinsic Value Fund, Smith Barney Strategic 10/A Plus Portfolio, Nuveen-Standard & Poor's Quality Equity Portfolio and Standard & Poor's Industry Turnaround Portfolio.

      In 1997 nearly 20% of our revenue came from international sources, with expansion efforts focused on Latin America, Asia and Europe. We have more than 430 offices in over 30 countries.

[GRAPHIC OMITTED]

[Asia]

      The McGraw-Hill Companies continued to expand its Asian operations in 1997, including establishing Taiwan's first ratings service in an alliance between Standard & Poor's and several prominent Taiwanese partners.

[Latin America]

      Professionals in growing business centers such as Mexico City, Buenos Aires and Sao Paulo rely on us for the financial services and educational tools necessary to speed the development of emerging markets.

[Europe]

      Business Week has increased its international circulation base to 167,000. With a global audience of 6.3 million, it is the world's most widely read business publication.

[North America]

      Standard & Poor's Ratings Services rates debt and other capital market instruments in nearly 70 countries--valued at more than $10 trillion.

Our links to the wired world

Asking "Can you make money on the 'Net?" in a cover feature last fall, Business Week concluded: "It can be done." Several business units of The McGraw-Hill Companies demonstrate how. Revenue from fee-based Web and other online services is rising. Today, more than 90% of the content created by our business units is available in digital form. Over the past three years we've created more than 80 Web sites for customer use; an increasing number of these sites will soon be accessible only to paying subscribers. Our broadening spectrum of video, software, and online products and services dates back much further.

                               [GRAPHIC OMITTED]

--------------------------------------------------------------------------------
We now offer more than 100 online services and hundreds of CD-ROM products.

                               [GRAPHIC OMITTED]

The growing impact of electronic media/electronic commerce is visible in each of our three business segments. A key emphasis now is development of a unified, truly global distribution system on the Internet that showcases company brands and services and offers our customers one-stop electronic shopping.

      The launch of the McGraw-Hill Learning Architecture makes available online economics, humanities, math, science and social sciences courses--plus others--to students at more than 30 colleges and universities. A total of 25 subject-focused online "Learning Centers" linked to our textbooks will be introduced during 1998. Students will have the option of buying access to these Learning Centers when they purchase their textbooks.

Nearly 25% of the revenue of The McGraw-Hill Construction Information Group
(CIG) now comes from electronic products, most notably Dodge DataLine and Sweet's CD. CIG started two new Web sites in 1997 and redesigned the three it already offered.

      F.W. Dodge delivers information in a variety of print and electronic formats. Dodge Dataline, with detailed information on more than 400,000 building projects, is the industry's most widely used online service, and it continues to expand.

      Reshaping its information collection systems, Dodge is extending the scope of its coverage and speeding availability. The first of six new regional operations centers, which will be linked to 35 field reporting locations, opened in August. As part of the broad redesign of its editorial process, CIG's Construction News Publishing Network and its 12 regional publications have been integrated into Dodge operations.

The unparalleled databases of Standard & Poor's Financial Information Services are feeding an array of growing new services:

o Standard & Poor's Compustat's Market Insight offers Standard & Poor's information and analyses and Standard & Poor's DRI country overviews to financial professionals.

o Standard & Poor's Compustat's Portfolio Insight, integrating content from several Standard & Poor's units, gives mutual fund managers continuously updated information covering more than 10,000 U.S.-based publicly held companies, allowing instant measurement of performance against well-known benchmarks.

o Standard & Poor's ComStock on the 'Net provides instant access to financial information on more than 250,000 worldwide stocks, options, futures, foreign exchange rates and indexes, along with access to news and analytic services.

o Standard & Poor's Advantage lets investors access nine of Standard & Poor's most valuable databases, currently via CD-ROM and soon on the Internet.

o Standard & Poor's Investment Center, a software product, integrates analysis and asset allocation advice and provides research information to assist financial planners in developing investment portfolios for clients.

      An historic transition to a common currency for much of Western Europe is slated for January 1, 1999. Standard & Poor's MMS has launched the premiere online service tracking its progress. For the second straight year, bankers participating in an independent global survey named MMS Currency Insight, which analyzes factors driving currency markets worldwide, the best service of its kind.

                               [GRAPHIC OMITTED]

The four television stations in the Broadcast Group have become part of ABCNews.com, an extensive project designed to create a national network of Internet sites as a news and information source. The group had a record year, with several of its local news broadcasts ranking No. 1 in their time slots. It continued extending news reporting to nontraditional time periods and took other innovative steps to expand audiences. In Indianapolis, for example, WRTV can now be heard on a local FM radio station and has won a leading market share as a result. In San Diego, KGTV's 24-hour news service on cable now tops the ratings of its three competitive channels.

Tracking cargo shipments from international points to destinations in the U.S. became easier in 1997 as a result of TowerNet, a new cutting-edge software tool developed by Tower Group International, the leading provider of global trade services. TowerNet helps companies manage inbound logistics operations and comply with customs requirements.

As the nation's largest K-12 educational publisher we publish in virtually every classroom curriculum category. Nearly every program we publish includes an increasing amount of technology-based material to enhance the learning experience and to improve the effectiveness of educators. Our McGraw-Hill Home Interactive unit is producing technology-based products to build our market position and extend the learning experience beyond the classroom and into the home.

                               [GRAPHIC OMITTED]

Our lasting role in learning

                               [GRAPHIC OMITTED]

Learning never did stop at graduation. What's different now is scope. People have never had more aids available to nourish their careers and enable career changes, and they've never been so attentive to managing the intellectual and financial assets that accrue as they advance. Though our most visible role in education is in educational institutions, people learn from The McGraw-Hill Companies through all their working years and well into retirement. We inform and educate in many ways and in many domains. Learning, for example, is a hidden cornerstone of financial services. Obtaining and analyzing information is the first step toward intelligent investing. The learning process taps heavily into the multitude of financial information services we offer.

Creative collaborations have helped spark a strong uptrend at the McGraw-Hill Construction Information Group (CIG). Reflecting the success of the alliance with the American Institute of Architects (AIA) initiated in 1996, Architectural Record published the biggest issue (304 pages) in its 106-year history in May--its fifth month as the AIA's official member publication. CIG also started Architects Learning Source, giving AIA members access to more than 60 educational tools.

      In October, in collaboration with Business Week, CIG announced the winners of the first Business Week/Architectural Record Awards, to be sponsored annually by the AIA. The program recognizes architecture's ability to solve corporate problems, increase workforce productivity and boost profits.

      The McGraw-Hill Construction Information Group strategically used its publications to build alliances and its business with industry-leading professional organizations.

                                [Graphic Omitted]

      CIG has launched alliances with two other important trade groups. With the Construction Specifications Institute it will jointly develop new products and services, including reference publications and continuing education activities. With the Design Build Institute of America, Engineering News-Record developed a new quarterly magazine, Design-Build, introduced in January 1998. It reflects the emergence and growing role of firms that consolidate the once separate functions of architect, engineer and contractor. The alliance also includes continuing education activities and a new awards program.

A headline in an industry newsletter--"McGraw-Hill Dominates Largest U.S. Adoptions"--documented the extraordinary success of Educational Publishing in 1997 and its widening lead position.

      In Texas, the McGraw-Hill School Division's Adventures in Time and Place won a 60% share of social studies purchases and in California, the Spotlight on Literacy series and SRA/McGraw-Hill's reading series, Collections for Young Scholars, outsold all other elementary school reading/language arts programs, capturing a combined 35% market share.

      California and Texas are the largest markets for textbooks. There also were notable victories in other states during an active adoption year--such as reading in Georgia, Mississippi and New Mexico; social studies in Arkansas and Indiana; and music in Louisiana--as well as in important "open" territories. (Textbook purchases in the 20 "adoption" states are guided by state-approved lists, in multiyear cycles; in "open" territories, individual school districts make purchases independently.)

      Educational Publishing's book bag is full, broad and current, reflecting intense and far-ranging product development initiatives. Eight of the School Division's nine major programs are 1997 or 1998 copyrights, for example, while the ninth debuted in 1995.

      Educational Publishing hopes to continue its winning streak. The adoption cycle calls for important purchases in core subjects in several states during 1998-2001 (such as California, Florida and Texas), and buying will also be active in open territories. New elementary math, spelling, art and health programs will be available.

      In the secondary school market, Glencoe/McGraw-Hill has augmented its No. 1 market position by acquiring two product lines from Thomson Publishing that focus on computer and technology education.

      In higher education, assimilation of the Times Mirror operations acquired in 1996 was the priority in 1997. The group will introduce more than 450 new or revised titles in 1998.

--------------------------------------------------------------------------------
The McGraw-Hill brand is moving into the consumer marketplace down three principal avenues.

McGraw-Hill Home Interactive, launched in December 1996 with four multimedia CD-ROM titles, added seven more in 1997, focusing primarily on educational content.

McGraw-Hill Learning Materials debuted in October and now offers 54 workbooks for home use by kindergarten through eighth grade students. These products, which take our classroom expertise to a home setting so that parents can participate in teaching their children basic skills, are sold in such outlets as Barnes & Noble, Waldenbooks, Noodle Kidoodle and CompUSA.

Standard & Poor's introduced S&P Personal Wealth, an Internet-based personal investment service, in January 1998. It taps a variety of resources of The McGraw-Hill Companies (such as Business Week) to provide investment advice and specific recommendations. No other online service gives investors such extensive help.
--------------------------------------------------------------------------------

Business people ever searching for ways to stay "ahead of the curve" got a new resource in January 1998. BusinessWeek Books debuted with the publication of Mastering the Art of Creative Collaboration. The new imprint--itself a creative collaboration between Business Week and the Professional Book Group--extends the Business Week brand and will appear on 9 to 12 books a year.

      Business Week turned in higher revenue and profits for the third consecutive year, posting an increase in ad pages despite two fewer issues. It won a prestigious Loeb Award for a report on sexual harassment, while the impact of many other stories demonstrated both its continuing editorial excellence and competitive edge. The year's editorial highlights included early warning signals about the pending Asian financial crisis, coverage of the sleazy side of Wall Street, the New Economy, Silicon Valley (in a special double issue) and corporate governance.

Conferences, seminars and trade expositions have been staples of professional learning for decades as well as forums to discuss industry developments. Electronic communication hasn't reduced their appeal.

      Our Information and Media Services units not only present an array of such events, but, at a number of prestigious trade shows, also provide news and information services under contract. Aviation Week, for example, was the official publication of the 1997 Paris Air Show and will serve the same role at important 1998 trade shows in Chile, China and Indonesia. Chemical Engineering published a daily newspaper at "Achema '97" in Frankfurt, Germany, the largest trade exposition in the chemical process industries, with 230,000 attendees.

MULTIMEDIA PRODUCTS, INCLUDING VIDEOS, CD-ROMS AND INTERNET-BASED AIDS, PLUS ADVISORY ASSISTANCE FROM THE NATIONAL GEOGRAPHIC SOCIETY, ENHANCED THE QUALITY OF ADVENTURES IN TIME AND PLACE, A MCGRAW-HILL SCHOOL DIVISION ELEMENTARY SOCIAL STUDIES PROGRAM THAT CAPTURED 60% OF THE 1997 TEXAS SCHOOL ADOPTION MARKET.

                               [GRAPHIC OMITTED]

      We were the official media services provider at Telecom Interactive '97 in Geneva, Switzerland, and will return to that city in the same role for Telecom '99, the world's biggest telecommunications exposition. Four of our magazines--Business Week, BYTE, LAN Times and tele.com--collaborate at telecom events.

                               [GRAPHIC OMITTED]

                                                   OUR RICH INTELLECTUAL CAPITAL

For us, nothing is more critical than the quality of the information, insight and knowledge we provide--our rich content, in all of the many ways it's created and delivered to our customers. The intelligence, creativity and skills of our people are assets that fundamentally underlie our balance sheet but don't appear on it. They've come to be called "intellectual capital"--difficult to measure but evident in many ways. The wealth of intellectual capital we possess fuels the power of our brands and our success.

                                 [PHOTO OMITTED]

The acknowledged leadership in their respective fields achieved by so many of our brands is the most visible evidence of the breadth of our intellectual capital. Our products are integral to the analytic pursuits of investors, financial professionals, students, teachers, business executives, architects, builders, engineers, doctors and a diverse range of other people in a number of key industries worldwide.

      Information, analysis and commentary from us are trusted and accepted as accurate and authoritative. That stature rests on the quality of our people and what they do. It also reflects a longstanding reputation for integrity. The list of McGraw-Hill experts saluted by trade and professional organizations for the excellence of their work and their contributions grows every year.

      When news media seek an expert's perspective, they frequently come to our business units. Standard & Poor's and F.W. Dodge, for example, are fundamental and frequently quoted news sources. The McGraw-Hill Construction Information Group's annual forecast of construction industry trends is the preeminent barometer of that industry's outlook, and our evaluations of the "best" in a varied range of business and professional activities are followed closely. Standard & Poor's DRI is a leading source for expert economic forecasting. Editors and reporters from Aviation Week, Business Week and our other leading magazines are frequently called on by the general and business news media for their expertise.

Accomplishments that help drive company goals are honored through longstanding internal programs. Every January since 1986 we've conferred Excellence in Management Awards, to 13 stellar managers this year and more than 160 over the program's history. Our Excellence in Management Awards cite accomplishments that particularly demonstrate the managerial qualities and skills essential to our future growth. This year's winners included corporate and operating unit executives who have made especially significant contributions to our varied successes in geographic regions outside the U.S., electronic services and key educational markets.

      This April, for the 19th year, we will present our Corporate Achievement Awards for editorial excellence and innovation. Twenty employee teams were honored at the Corporate Achievement Awards dinner last spring. Several had developed new products, such as the Spotlight on Literacy/Spotlight on Literature reading/language arts program. Others spearheaded product improvements, such as the Spanish curriculum reform program. Some collaborated on particularly incisive business reporting, such as stories in Business Week on corporate governance, identifying the best and worst boards of directors in the U.S.

Keeping the world up to speed starts with keeping ourselves up to speed. Continuing education has never received more attention. Standard & Poor's, for example, annually selects 60 key managers to participate in a management development program at the University of Virginia's Darden Graduate School of Business Administration. The program is specially structured to meet Standard & Poor's management needs.

      Our Associate Development Program was started in 1993 to attract and develop exceptional men and women who have earned master's degrees from leading business schools. Standard & Poor's has its own Associate Development Program based on the Corporation's program.

Our global team of accomplished analysts, editors, researchers and reporters provides the valuable information, insight and analysis that help people in all walks of life achieve their lifetime goals.

                               [GRAPHIC OMITTED]

The McGraw-Hill Companies At-A-Glance

--------------------------------------------------------------------------------
Group and Key Markets               Market Factors
================================================================================
Financial
Services

Standard & Poor's Financial         Increasing consumer financial self-reliance
Information Services                drives demand for education and
                                    information. Growth in mutual funds as the
Investors, corporations,            investment vehicle of choice stimulates the
government agencies, financial      need for fund information. Equity inflows
institutions, portfolio             overwhelm other asset categories, resulting
managers, brokers, unit             in increased need for analytical services
investment trusts and mutual        by money managers. S&P 500 performance is
fund managers, commodities,         outstripping most active fund managers,
securities and foreign              creating demand for index licenses by asset
exchange traders, and               managers in the U.S. and internationally.
libraries
--------------------------------------------------------------------------------
Standard & Poor's                   Continued evolution and globalization of
Ratings Services                    capital markets. Significant growth of
                                    asset securitization. Favorable
Global capital markets and          interest-rate environment increases
related risk assessments            issuance of debt. Growth and volatility in
                                    nontraditional markets. New borrowing and
                                    refinancing accelerate growth in the
                                    structured finance market. Increasing
                                    demand for risk measurement and management
                                    techniques and services.
================================================================================
Educational and
Professional Publishing

Educational Publishing              Baby boom's echo is swelling enrollments.
                                    Favorable outlook for state adoptions.
Elementary, secondary,              State economies are in excellent shape, and
testing, vocational and             elementary-high school spending continues
postsecondary fields                on an upswing. Increasing demand for
                                    multimedia offerings.
--------------------------------------------------------------------------------
Higher Education and Consumer       College enrollments on the rise, with
                                    growth projected through 2002 significantly
College, postgraduate and           higher than the past five years. Technology
consumer markets                    and innovation drive changes in production
                                    and distribution. Over two-thirds of
                                    college students now have access to e-mail
                                    on campus. Multimedia and custom textbooks
                                    growing substantially faster than
                                    traditional products.
--------------------------------------------------------------------------------
Professional Publishing             Strong economy and low unemployment drive
                                    professional book sales. Computer and
Engineering, science,               business book titles continue to lead the
medicine, law, healthcare,          market. Projected growth in corporate
computer technology, business       training market. New technologies drive
and government markets, and         changes in production and distribution.
international educational and       Current slowdown in some Asian and South
professional markets                American markets notwithstanding, the
                                    long-term international growth potential
                                    remains high.
================================================================================
Information and
Media Services

Broadcasting Group                  Strong economy, increased consumer
                                    spending, low inflation and low
Serving the Denver,                 unemployment all contribute to favorable
Indianapolis, San Diego and         advertising market. For 1998, House and
Bakersfield, Calif.,                Senate races in California, Indiana and
communities                         Colorado; gubernatorial races as well in
                                    California and Colorado.
--------------------------------------------------------------------------------
Business Week Group                 Corporate profits and cash flow expected to
                                    remain favorable. Growing advertising
Business professionals and          sectors include computers, finance,
advertisers worldwide               business, consumer services and autos. New
                                    opportunities emerging for Web-based
                                    products and electronic advertising
                                    vehicles.
--------------------------------------------------------------------------------
Information Technology and          Growth in sophisticated telecom services.
Communications Group                Greater emphasis on software applications
                                    that use the PC as a communications device.
Information technology and          Expansion of public networks. Consolidating
communications markets              vendor base.
--------------------------------------------------------------------------------
McGraw-Hill Construction            Six years in a row of growth in
Information Group                   construction market. For 1998, F.W. Dodge
                                    predicts non-residential market will
Building products                   continue to grow. Rapid advances in
manufacturers, architects,          Internet capabilities and software spur
engineers, contractors, real        growth of new products. Intensifying
estate owners, developers and       competition in the marketplace.
investors
--------------------------------------------------------------------------------
Publication Services Group          Strong economy and corporate profits aid
                                    business publication advertising. Business
Professionals and corporate         magazines and trade show markets both
executives around the world in      growing. Utilities market evolving from a
aviation, healthcare and            regulated to a deregulated market. Aviation
science and technology              market on an upswing, offset by
                                    consolidation. Healthcare information
                                    market grows.
--------------------------------------------------------------------------------
Tower Group International           Third-party management is expected to be a
                                    fast-growing market segment. Industry
Major North American importers      consolidation continues. Barriers to entry
and exporters                       are rising, reflecting demand for
                                    value-added services.
================================================================================

--------------------------------------------------------------------------------
Leading Brands and Companies
================================================================================
Retail Division
  Standard & Poor's ComStock
  Standard & Poor's Index Services
  S&P Personal Wealth
  Standard & Poor's Micropal
  Standard & Poor's Retail Brokerage

Institutional Division
  Standard & Poor's Compustat
  Standard & Poor's Securities, Inc.

Corporate Division
  Standard & Poor's DRI

International Division
  Standard & Poor's MMS
  Standard & Poor's Platt's

Municipal Securities Division
  Standard & Poor's J.J. Kenny
  Standard & Poor's J.J. Kenny
    Evaluation Services
  Standard & Poor's J.J. Kenny
    Information Services

--------------------------------------------------------------------------------
Corporate Ratings
Insurance Ratings
Financial Institution Ratings
Managed Funds Ratings
Public Finance Ratings
Sovereign Ratings
Structured Finance Ratings
Infrastructure Finance Ratings
Ratings Information Services
Global Ratings Development

================================================================================
McGraw-Hill School Division
Glencoe/McGraw-Hill
CTB/McGraw-Hill
SRA/McGraw-Hill
McGraw-Hill Consumer Products

--------------------------------------------------------------------------------
McGraw-Hill Higher Education
  McGraw-Hill College
  WCB/McGraw-Hill
  Irwin/McGraw-Hill
  Dushkin/McGraw-Hill
  Primis Custom Publishing
McGraw-Hill Lifetime Learning

--------------------------------------------------------------------------------
Professional Book Group
Business/McGraw-Hill
Osborne/McGraw-Hill
Computing/McGraw-Hill
Continuing Education Center
McGraw-Hill Interamericana
McGraw-Hill Europe
Tata McGraw-Hill
McGraw-Hill Ryerson
McGraw-Hill Asia/Pacific

================================================================================
KMGH-TV (Denver)
KGTV(San Diego)
KERO-TV (Bakersfield)
WRTV (Indianapolis)

--------------------------------------------------------------------------------
Business Week
Business Week International
Business Week Online

--------------------------------------------------------------------------------
BYTE
Data Communications/
  Data Communications International
LANTimes
tele.com
NSTL

--------------------------------------------------------------------------------
F.W. Dodge
Sweet's Group
Architectural Record
Engineering News-Record
Design-Build

--------------------------------------------------------------------------------
Aviation Week
  Aviation Week & Space Technology
  A/C Flyer
  Business & Commercial Aviation
  World Aviation Directory
  O&M Magazine
  Aviation Week Newsletters
Healthcare Information Group
  Hospital Practice
  The Physician and Sportsmedicine
  Postgraduate Medicine
  Healthcare Informatics
  InfoCare
  e.MD
  Healthcare Education Group
Science & Technology Group
  Chemical Engineering
  Modern Plastics/Modern Plastics International
  Power
  Electrical World
  Electric Power International
  Information Technologies for
    Utilities/IT
  Energy and Business Newsletters
  Utility Data Institute

--------------------------------------------------------------------------------
Tower Group International
Tower Group International Canada, Inc.
================================================================================

Financial Contents

26    Management's Discussion and Analysis
33    Consolidated Statement of Income
34    Consolidated Balance Sheet
36    Consolidated Statement of Cash Flows
37    Consolidated Statement of Shareholders' Equity
38    Notes to Consolidated Financial Statements
45    Report of Management/Report of Independent Auditors
46    Eleven-Year Financial Review
48    Supplemental Financial Information

Financial review

                                [CHARTS OMITTED]

Management's Discussion and Analysis

Operating Results

Consolidated Review

(in millions)                          1997              1996             1995
--------------------------------------------------------------------------------
Operating Revenue                    $3,534.1          $3,074.7         $2,935.3
% Increase                               14.9               4.7              6.3
--------------------------------------------------------------------------------
Operating Profit                     $  599.2(a)       $  924.5(b)      $  508.6
% Increase (Decrease)                   (35.1)             81.8             12.7
--------------------------------------------------------------------------------
% Operating Margin                         17                30               17
Income Before Taxes                  $  471.3(a)       $  814.8(b)      $  386.3
--------------------------------------------------------------------------------
Net Income                           $  290.7(a)       $  495.7(b)      $  227.1
================================================================================

(a) Includes provision of $33.2 million ($19.9 million after taxes, or 20 cents per diluted share) for real estate writedowns for the consolidation of office space in New York City. Also includes gain on sale of Datapro Information Services of $20.4 million ($20.2 million after taxes, or 20 cents per diluted share). $30.5 million of the real estate charge is reflected in operating profit.

(b) Includes gain on the exchange of the Shepard's/McGraw-Hill legal pub-lishing unit for the Times Mirror Higher Education Group of $418.7 million ($260.5 million after taxes) and an unusual charge of $25 million ($14.9 million after taxes) for costs to integrate The McGraw-Hill Companies' College division with the acquired higher education business.

1997 Compared with 1996

Revenue and Earnings

In 1997 The McGraw-Hill Companies achieved significant growth in revenue and profit. The 14.9% growth in operating revenue reflects excellent sales in elementary-high school (el-hi) publishing; record revenue at Standard & Poor's Ratings Services from strong new issuance volume in the U.S. bond market and global expansion; and the acquisition of the former Times Mirror Higher Education Group. Excluding nonrecurring items, operating profit improved $78.4 million, or 14.8%, reflecting the strong revenue growth. Net income increased 16.2% to $290.7 million and diluted earnings per share increased to $2.91 from $2.50 last year.

      Comparisons exclude the 1996 gain on the exchange of the Shepard's/McGraw-Hill legal publishing unit for the Times Mirror Higher Education Group of $418.7 million ($260.5 million after taxes, or $2.61 per diluted share) and an unusual charge of $25 million ($14.9 million after taxes, or 15 cents per diluted share) for costs to integrate the College division with the acquired higher education business.

      In 1997, the Datapro Information Services business was divested for $25 million in cash; operating results reflect a gain of $20.4 million ($20.2 million after taxes, or 20 cents per diluted share). The pretax gain is recorded as other income on the consolidated statement of income and is reflected in the operating profit of the Information and Media Services segment. The McGraw-Hill London House and McGraw-Hill School Systems units were also divested in 1997 for $29 million in cash; the proceeds approximated the book values of the properties.

      1997 earnings reflect a one-time, noncash provision of $33.2 million ($19.9 million after taxes, or 20 cents per diluted share) for the consolidation of office space in New York City. This one-time provision is primarily for the writedown of a building to be sold as part of the office consolidation and the writedown of leasehold improvements for the surrender of office space to be vacated in the headquarters building. These actions were taken to consolidate into fewer and more efficient locations and to align future space requirements with growth plans. The 1997 operating profit of each segment and corporate expenses reflect the amount of the provision associated with each segment. New leases were signed for approximately 1.4 million square feet of office space through the year 2020.

      Income before taxes, excluding the gain on the sale of Datapro and the facilities charge, increased 14.9% over 1996, reflecting the strong revenue gains.

Expenses

Operating expenses in 1997 increased 13.4%, reflecting higher revenue, investments in new products and modest inflationary increases in key expense categories, such as compensation. Operating expenses include the one-time $33.2 million facilities charge. Combined printing, paper and distribution prices declined in 1997 by approximately 2% due to the impact of lower paper prices earlier in the year, the successful negotiations with suppliers and the leverage gained through the acquisition of the former Times Mirror Higher Education Group.

      Selling and general expenses increased 15.3%, reflecting volume-related increases. A significant portion of both operating and selling and general expenses is compensation, which increased approximately 9% to $927 million, reflecting the impact of merit increases, the acquisition of the Times Mirror Higher Education Group and incentive related compensation.

      Depreciation and amortization expense, including amortization of goodwill, intangible assets and prepublication costs, increased $55 million, or 23%, due primarily to the impact of the acquisition of the Times Mirror Higher Education Group and the amortization of prepublication costs associated with 1997 el-hi adoptions.

      In 1998, combined paper, printing and distribution prices are expected to increase between 3-4% primarily due to paper price increases that occurred in late 1997, nominal printing price increases and an expected postal rate increase. The impact of merit increases on compensation costs should approximate 4%.

Interest Expense

Net interest expense in 1997 was $52.5 million compared with $47.7 million in 1996, an increase of $4.8 million, or 10.3%, resulting from an increase in average commercial paper interest rates from 5.4% in 1996 to 5.6% in 1997 and an increase in commercial paper borrowing levels. In 1998, interest expense will increase due to higher borrowing levels associated with capital expenditures, primarily for the build-out of new office space in New York City.

Provision for Income Taxes

The provision for taxes as a percent of income before taxes, excluding the gain on the sale of Datapro, was 40.0% in 1997 compared with 40.6% in 1996. The reduction in the effective tax rate reflects lower state taxes resulting primarily from the acquisition of the Times Mirror Higher Education Group. Including the gain on the sale of Datapro, the effective tax rate was 38.3% due to lower taxes on the gain.

      In 1998, the provision for taxes as a percent of income before taxes is expected to decline to 39% due to favorable apportionment changes reducing state taxes.

1996 Compared with 1995

Revenue and Earnings

On October 15, 1996 the Shepard's/McGraw-Hill legal publishing unit was exchanged for the Times Mirror Higher Education Group and other consideration, including $34 million in cash. The valuation of the properties exchanged was $485 million. The divestiture of Shepard's reflected a strategy to focus investment and resources in businesses with significant growth opportunities and synergies with core businesses.

      The acquisition of the Times Mirror properties - Richard D. Irwin, William
C. Brown, Brown & Benchmark, Irwin Professional Publishing and Mosby College - established the company as the world's largest educational publisher. The acquired higher education businesses were integrated with the McGraw-Hill College division, resulting in the elimination of 500 positions and the consolidation of facilities and systems. The integration actions were largely completed in 1997.

      Operating revenue increased 4.7% in 1996, reflecting a then-record year for Standard & Poor's Ratings Services and stronger results in school publishing and higher education. The exchange transaction did not significantly impact year-to-year revenue comparisons as the former Times Mirror Higher Education properties contributed $59 million in revenue, while Shepard's revenue declined $53 million due to the exchange transaction and the divestiture of the topical publishing unit at the end of 1995.

      Excluding nonrecurring items, operating profit improved $22.2 million, or 4.4%, primarily due to Standard & Poor's Ratings Services' global growth, a strong bond market and new products. Educational and Professional Publishing operating profit declined slightly as strong results in school publishing and higher education were offset by a decline in professional publishing's domestic profit, development costs for McGraw-Hill Home Interactive, and fourth quarter dilution from the exchange transaction. Information and Media Services operating profit declined, as improved profits at Business Week and the Construction Information Group were offset by declines in Publication Services and Broadcasting.

      1995's results include a gain on the sale of the topical publishing division of Shepard's of $23.8 million and a provision of $26.8 million for the "best practices" program. Under the best practices program, actions were taken to improve the efficiency and effectiveness of major systems and processes, including various administrative functions and related technology. Approximately 750 positions were eliminated under this program, mostly in 1996.

Expenses

Operating expenses in 1996 increased $104.7 million, or 7.8%, due to volume and modest inflationary increases in key expense categories, such as compensation. Paper, printing and distribution prices were held to a 1% increase. Selling and general expenses increased less than 1% as costs associated with the revenue increase were largely offset by cost reductions. Depreciation and amortization expenses increased $7.2 million, or 3.1%, due to the impact of the acquisition of the Times Mirror Higher Education Group.

Interest Expense

Net interest expense in 1996 decreased $11.1 million, reflecting a decrease in average commercial paper interest rates from 6.0% in 1995 to 5.4% in 1996, and reduced commercial paper borrowing levels.

Provision for Income Taxes

The provision for taxes in 1996 as a percent of income before taxes was 40.6%, excluding the gain on the exchange of the Shepard's/McGraw-Hill legal publishing unit for the Times Mirror Higher Education Group. Including the gain on the exchange transaction, the effective tax rate was 39.2% due to a lower state tax rate on the gain. The reduction in the effective tax rate from 41.2% in 1995 reflects the declining impact of nondeductible goodwill amortization on higher pretax earnings as well as favorable settlement of state tax audits.

Management's Discussion and Analysis

Segment Review

Educational and Professional Publishing

(in millions)                       1997              1996             1995
--------------------------------------------------------------------------------
Operating Revenue                 $1,573.8          $1,277.9         $1,235.6
--------------------------------------------------------------------------------
% Increase                            23.2               3.4              6.3
--------------------------------------------------------------------------------
Operating Profit                  $  187.7(a)       $  545.7(b)      $  162.6(c)
% Increase (Decrease)                (65.6)            235.6             29.3
--------------------------------------------------------------------------------
% Operating Margin                      12                43               13
================================================================================

(a) Includes an $8.6 million provision for the consolidation of office space in New York City.

(b) Includes the pretax gain on the exchange of Shepard's/McGraw-Hill legal publishing unit for the Times Mirror Higher Education Group of $418.7 million and an unusual charge of $25 million for costs to integrate The McGraw-Hill Companies' College division with the acquired higher education business.

(c) Includes the pretax gain on the sale of the Shepard's/McGraw-Hill topical publishing unit of $23.8 million and a best practices charge of $15.1 million.

      The Educational and Professional Publishing segment consists of three operating groups: Educational Publishing, Higher Education, and Professional Publishing (comprising International Publishing, Continuing Education Center, Professional Book and Medical Publishing). On October 15, 1996, the Shepard's/McGraw-Hill legal publishing unit was exchanged for the Times Mirror Higher Education Group, which is reflected from the date of acquisition in the segment results. Shepard's/McGraw-Hill had revenue of $57 million in 1996.

      In 1997, the Educational and Professional Publishing segment achieved record revenue and operating profit. The revenue growth of 23.2% reflects strong growth in el-hi publishing and the full year impact of the Times Mirror Higher Education Group. Operating profit, excluding the $8.6 million provision in the segment for the consolidation of office space and last year's net gain on the exchange of Shepard's for the Times Mirror Higher Education Group, increased 29.2% to $196.3 million. In 1996, revenue increased 3.4% and operating profit, excluding the unusual items in both 1996 and 1995, declined modestly from $154 million to $152 million due to development costs for McGraw-Hill Home Interactive, reduced profits in domestic professional publishing, and dilution from the timing of integration savings and the seasonal decline in earnings in the acquired higher education business resulting from the exchange transaction.

Educational Publishing

The Educational Publishing Group comprises four divisions: McGraw-Hill School, publisher of textbooks and instructional materials for elementary schools (grades K-8); Glencoe/McGraw-Hill, secondary school (grades 7-12) and postsecondary publisher; California Testing Bureau (CTB/ McGraw-Hill), producer of publications and provider of scoring for standardized achievement tests, customized testing and specialized educational software products; and Science Research Associates (SRA/McGraw-Hill), developer of supplementary elementary and secondary instructional materials.

      Educational Publishing Group revenue grew 25.4% in 1997 to $787 million, 50% of segment revenue. Market conditions were very strong, with a very favorable adoption cycle and a continued strong funding environment. The revenue growth reflects market share gains in adoption states and open territories. Two product offerings in the California reading adoption - McGraw-Hill School's basal program, Spotlight on Literacy, and the SRA/McGraw-Hill reading series, Collections for Young Scholars - combined for a market-leading 35% share. McGraw-Hill School's social studies program, Adventures in Time and Place, captured 60% market share in Texas. The reading and social studies programs also performed very well in other adoption states and open territories.

      Despite limited adoption opportunities, Glencoe/ McGraw-Hill increased revenue and profit through its broad product base and successful new programs. SRA/ McGraw-Hill's performance improved due to the California reading adoption and increased sales of its skill-based learning materials. CTB/McGraw-Hill had strong revenue growth from its new testing series, TerraNova, and increased custom testing services; profit declined due to costs of introducing TerraNova and lower profit on custom contracts.

      In 1998, Educational Publishing anticipates positive market conditions with a continued favorable funding environment, increasing enrollments and a less robust, yet still positive, adoption cycle. Major 1998 elementary adoptions include math in seven states, including Florida, where McGraw-Hill School and SRA/McGraw-Hill will both have product offerings, and the second year of the California reading adoption. Glencoe/McGraw-Hill will have stronger adoption opportunities in the secondary market, particularly in math and social studies. CTB/McGraw-Hill will face an increasingly competitive testing marketplace.

      In 1996, despite an off-adoption year, Educational Publishing had a 5.1% increase in revenue and improved profits. Glencoe/McGraw-Hill achieved impressive revenue and profit growth. McGraw-Hill School revenue and profit declined from 1995, as expected, reflecting fall-off from 1995's Texas music adoption. SRA/McGraw-Hill's results improved as the acquisition of Open Court Publishing and sales of direct instruction materials more than offset revenue declines from 1995's Texas Early Childhood adoption. CTB/McGraw-Hill had higher revenue and profit.

Higher Education

Revenue in Higher Education increased 64% in 1997 to $336 million, 21% of segment revenue. The revenue increase reflects the full year impact of the former

Times Mirror Higher Education Group. Key frontlist titles driving the revenue increase include revisions of Knorre Puntos de Partida, An Invitation to Spanish, Garrison Managerial Accounting, and Mader Inquiry Into Life. Profits increased significantly due to the revenue growth and cost reductions from the integration program initiated with the acquisition. Most of the planned integration actions were completed in 1997 with the elimination of over 500 positions and the consolidation of facilities and systems.

      In 1998, Higher Education expects to expand its frontlist, benefit from a strong backlist and continue growth in custom publishing. Profits should reflect the full year impact of 1997 integration actions. Enrollment trends are improving; however, students remain sensitive to the perceived high prices of books and used books continue to be a factor in the marketplace. Higher Education plans to expand its electronic delivery of content through products such as the McGraw-Hill Learning Architecture (MHLA) and customized products through Primis Custom Publishing.

      In 1996, Higher Education revenue increased due to stronger frontlist sales, including McConnell's & Brue's Economics and Meig & Meigs' Accounting revisions, stronger backlist and Primis sales, and $54 million in fourth quarter sales from the former Times Mirror Higher Education Group. Profit increased over 1995 due to the increased revenue and expense controls.

Professional Publishing

Revenue increased 16.0% to $451 million, 29% of segment revenue. The revenue growth reflects an expanded publishing plan for business, computer and medical titles, the 8th edition of the Encyclopedia of Science and Technology, and the 14th edition of Harrison's Principles of Internal Medicine. Internationally, revenue grew significantly due to the full year impact of former Times Mirror products, the continuing recovery in Mexico and improved economic conditions in Canada. Professional Publishing profits were dampened by continued softness at the Continuing Education Center, the home-study business.

      In 1998, Professional Publishing plans to expand its publishing plan and benefit from strong international education markets. Enhancement of course offerings is planned at the Continuing Education Center as a unit of the new McGraw-Hill Lifetime Learning unit.

      In 1996, revenue grew approximately 1% as increased international revenue was offset by a decline in domestic revenue reflecting a difficult retail book market, a reduced publishing plan, and lower completion rates at the Continuing Education Center. Profit declined due to the domestic operating performance.


Financial Services

(in millions)                                 1997            1996         1995
--------------------------------------------------------------------------------
Operating Revenue                            $980.1          $855.9       $786.8
% Increase                                     14.5             8.8          5.5
--------------------------------------------------------------------------------
Operating Profit                             $269.9(a)       $262.1       $230.9
% Increase                                      3.0            13.5          6.3
--------------------------------------------------------------------------------
% Operating Margin                               28              31           29
================================================================================

(a) Includes a $20.4 million provision for the consolidation of office space in New York City.

      The Financial Services segment consists of two operating groups: Standard & Poor's Ratings Services and Standard & Poor's Financial Information Services, which comprises divisions serving the following markets: Retail, Corporate, Institutional, Sales & Trading, and Municipal Securities.

      Financial Services' segment revenue increased 14.5% to $980.1 million and operating profit, excluding a $20.4 million provision for the consolidation of office space, rose 10.8% to $290.3 million. Operating margins declined slightly, reflecting investments in new products and services and global expansion. In 1996, the segment's revenue grew 8.8% and operating profit rose 13.5%.

Standard & Poor's Ratings Services

Standard & Poor's Ratings Services revenue rose in 1997 on record new issue volume in the U.S. bond market, rapid growth in global markets and expanded nontraditional ratings services. Corporate ratings growth reflects a favorable interest rate environment and the increasing demand for high yield bonds. Structured Finance grew, reflecting strong issuance in asset-backed and mortgage-backed markets. Public Finance revenue grew moderately in a favorable market environment. Nontraditional revenue continued to expand in areas such as managed funds and insurance. International revenue grew substantially, reflecting the acquisitions of Risk Annalysis in Argentina and Fund Research in the UK, and continued global growth in all regions. The expanding global focus also includes a 50% joint venture in Taiwan Ratings Corporation, a 10% equity interest in CRISIL, India's leading rating service, and the signing of affiliation agreements with Fundacao Getuliuo Vargas in Brazil and CA Ratings in South Africa. 1997 operating profit rose, reflecting the higher revenue while funding larger investments in global expansion and product diversification.

      In 1998, Standard & Poor's Ratings Services anticipates another strong year, dependent on a continuation of a favorable interest rate environment, healthy bond market issuance, including noninvestment grade corporate debt, and continued expansion of the nontraditional business areas. Investment in international expansion will continue.

      In 1996, Standard & Poor's Ratings Services revenue rose on higher bond market issuance in the U.S. municipal, corporate, and structured markets, primarily reflecting a favorable interest environment and increasing demand for funds from noninvestment grade issuers. Nontraditional revenue grew, reflecting continued product line diversification. International revenue also grew substantially, reflecting 100% ownership of ADEF, the former 50% joint venture in France, and continued global growth, particularly in Asia and Europe. Global franchise expansion continued with cooperation agreements signed with Pefindo in Indonesia and Feller-Rate in Chile. U.S. expansion continued with the opening of an office in Dallas to serve southwestern states. 1996 operating profit rose, reflecting the higher revenue while funding increased investments.

Management's Discussion and Analysis

Standard & Poor's Financial Information Services

Standard & Poor's Financial Information Services' 1997 revenue increased, driven by a strong economic climate in the financial services industry. The Retail Group's revenue increased due to continued healthy demand for equity-related information and services. In particular, Standard & Poor's ComStock grew as more individual investors seek real-time information to manage their own portfolios. In the Institutional sector, Standard & Poor's Compustat subscription revenue gained from increased demand for fundamental data used by money managers. In Sales & Trading, Standard & Poor's Platt's and Standard & Poor's MMS revenue improved, reflecting growth in demand for real-time fundamental information and analysis in the global financial and energy services markets. In the Corporate sector, Standard & Poor's DRI revenue was flat. Negatively influencing the revenue performance is a continuing contraction in the domestic municipal securities market. Operating profit declined in 1997, reflecting the weakness in the secondary municipal securities sector and more aggressive investment in new products, such as S&P Personal Wealth, a new service targeted to the individual investor market, which was launched in early 1998.

      In 1998, Standard & Poor's Financial Information Services will complete the realignment of its operations around key core market segments. New product development will continue to be a priority, concentrating on real-time Web-based data, commentary, and analytical services for solution-oriented content and services. Growth plans will continue to be impacted by the strength of international markets. The November 1997 acquisition of Micropal Group Ltd., a leading provider of mutual funds data and information, will also contribute to product line expansion.

      In 1996, Standard & Poor's Financial Information Services revenue grew at a modest rate. Revenue growth was fueled primarily by international market expansion, a healthy demand for equity-related information and services and increased demand in electronic subscription products. Negatively influencing revenue performance during the year was a continued contraction in the domestic municipal bond market. Greater competitive pressure in the corporate market and reduced government contracts hampered demand for consulting services offered by Standard & Poor's DRI. Operating profit grew at a greater rate than revenue due to strong expense controls.

Information and Media Services

(in millions)                                 1997            1996         1995
--------------------------------------------------------------------------------
Operating Revenue                            $980.2          $940.9       $912.9
% Increase                                      4.2             3.1          7.0
--------------------------------------------------------------------------------
Operating Profit                             $141.5(a)       $116.8       $115.1
% Increase                                     21.2             1.5          6.3
--------------------------------------------------------------------------------
% Operating Margin                               14              12           13
================================================================================

(a) Includes a provision of $1.5 million for real estate writedowns for the consolidation of office space in New York City and a gain on sale of Datapro Information Services of $20.4 million.

      The Information and Media Services segment comprises three operating groups: Information Services (Business Week, Publication Services, Information Technology and Communications, and Tower Group International); McGraw-Hill Construction Information Group; and the McGraw-Hill Broadcasting Group.

      The Information and Media Services segment's revenue increased 4.2% to $980.2 million in 1997 and operating profit, excluding the gain on the sale of Datapro and the facilities provision, increased $5.8 million, or 5.0%. In 1996, revenue increased 3.1% and operating profit increased $1.7 million, or 1.5%. 1995 operating profit reflected a best practice charge of $6.3 million.

Information Services

Information Services 1997 revenue increased 3.3% to $584 million, or 60% of segment revenue. The revenue growth was 6.9% excluding the divestiture of Datapro.

      Business Week revenue and operating profit grew strongly in 1997, the third year of growth. The results reflect an increase in advertising pages of 5.8%, despite two fewer issues, and continued improvement in advertising and circulation margins. Enhanced marketing programs contributed to the performance. A successful 1998 is dependent on continued strength in advertising in North American and international markets, where growth is expected to be at a lower rate due to the Asian economic instability. In 1996, Business Week revenue and operating profit grew as advertising and circulation margins improved.

      Publication Services comprises the Aviation Week, Healthcare Information and Science and Technology units. Revenue and operating profit increased in 1997, reflecting strong advertising page growth in the healthcare magazines; strong display and classified advertising, and circulation and ancillary product growth at Aviation Week; and enhanced profit levels in Science and Technology on modest revenue growth due to product line rationalization. In 1998, Publication Services expects to continue investing in circulation and new products and services. In 1996, Publication Services revenue increased due to growth in aviation and healthcare and several healthcare acquisitions, partially offset by declines in Science and Technology; operating profit rose modestly.

      Revenue for the Information Technology and Communications Group declined in 1997, reflecting the divestiture of Datapro and a modest decline in advertising revenue. Revenue gains in tele.com, LAN Times and NSTL testing services were offset by lower advertising and circulation revenues at BYTE. The revenue decline at BYTE and increased marketing investments produced an operating loss. In 1998, continued difficult market conditions are expected. In 1996, Information Technology and Communications revenue declined and operating profit declined significantly due to the revenue decline and the costs to launch tele.com.

      Tower Group International revenue increased in 1997 due to growth in core U.S. customs brokerage business and expansion in other transportation services. Operating profit increased at a lower rate reflecting investments. In 1998, import growth is expected to continue as will investments in extended product offerings and global expansion. In 1996, revenue and operating profit increased due to the expansion of inbound air transportation, drawback and professional advisory services and the full year impact of the April 1995 acquisition of UCB Canada.

Construction Information

The McGraw-Hill Construction Information Group revenue increased 7.5% in 1997 to $279 million, 28% of segment revenue. Revenue increased due to growth at F.W. Dodge and Sweet's as electronic products grew by 25% and also from new products such as the Sweet's Directory. Architectural Record and Engineering News Record had significant increases in advertising pages. Operating profit increased over 1996 due to the revenue growth and continued expense management. The contract value of new U.S. construction in the key nonresidential building sector rose 7% in 1997 compared to 5% in 1996.

      In 1998, the contract value of nonresidential building is expected to rise at about half the rate of 1997. The Group should continue to benefit from new electronic products, product enhancements and opportunity-based partnerships and alliances to provide enriched content to customers.

      In 1996, revenue increased as F.W. Dodge's growth outpaced 1995, Sweet's electronic revenue expanded and the construction magazines had strong growth in advertising pages. Operating profit increased over 1995 due to the revenue growth and expense savings.

Broadcasting

The McGraw-Hill Broadcasting Group operates four television stations: VHF stations in Denver, Indianapolis and San Diego and a UHF station in Bakersfield, California. All four stations are ABC affiliates. Broadcasting revenue increased 1.0% in 1997 to $117 million, 12% of segment revenue. Revenue growth was limited by the loss of political advertising, which had reached record levels in 1996. The stations also faced declining ratings in ABC network prime-time programming in 1997. Cost reductions enabled profits to increase significantly.

      In 1998, Broadcasting expects a healthy sales outlook. Political advertising should be an important contributor with U.S. Senate and House races in all markets and gubernatorial races in California and Colorado.

      In 1996, Broadcasting revenue was slightly lower than the record level achieved in 1995; performance was hampered by declining ratings in ABC network prime-time and early morning programs. Advertiser spending in the San Diego market was also well below expectations. Political advertising in all four markets was strong and reached a record level for the Group. Operating profit declined accordingly.

Liquidity and Capital Resources

(in millions)                                              1997           1996
--------------------------------------------------------------------------------
Working Capital                                          $  258.2       $  130.9
--------------------------------------------------------------------------------
Total Debt                                               $  684.4       $  581.4
--------------------------------------------------------------------------------
Accounts Receivable (before reserves)                    $1,155.1       $1,041.7
% Increase                                                     11             11
--------------------------------------------------------------------------------
Inventories                                              $  290.5       $  273.2
% Increase                                                      6             15
--------------------------------------------------------------------------------
Investment in Prepublication Costs                       $  166.8       $  183.0
% Increase (Decrease)                                          (9)            36
--------------------------------------------------------------------------------
Capital Expenditures                                     $   78.7       $   63.3
% Increase                                                     24              8
================================================================================

      The company continues to maintain a strong financial position. Cash flow from operations, excluding $150 million in tax payments on last year's gain on the Shepard's/Times Mirror Higher Education exchange, was $523 million in 1997, compared with $460 million in 1996. Cash flow from operations was sufficient to cover dividends, outlays for the purchase of property and equipment, investment in publishing programs, and the repurchase of common shares. 1996's cash flow from operations increased $26.9 million from 1995, reflecting the acquisition of Times Mirror Higher Education.

      In 1997, total debt increased $103 million, reflecting the income tax payment on last year's exchange gain, partially offset by the retirement of commercial paper borrowings resulting from positive cash flow. Debt includes $46 million of acquisition-related debt, primarily due to the former shareholders of Micropal Group Limited, classified as notes payable. Total debt as a percentage of total capital increased to 32.3% at the end of 1997 from 29.9% at the end of 1996. In 1996, total debt decreased $47.3 million, reflecting the retirement of commercial paper borrowings from positive cash flow.

      Commercial paper borrowings at December 31, 1997 were $381 million. Commercial paper debt is supported by a $800 million revolving credit agreement with a group of banks terminating in February 2002, and $350 million has been classified as long-term. There are no amounts outstanding under this agreement.

      $250 million 9.43% senior notes, due in the year 2000, remain outstanding. Under a shelf registration that became effective with the Securities and Exchange Commission in mid-1990, an additional $250 million of debt securities can be issued. The new debt could be used to replace a portion of the commercial paper borrowings with longer-term securities, when and if interest rates are attractive and markets are favorable.

      Working capital at the end of 1997 of $258 million was $127 million above the level at the end of 1996, primarily due to larger accounts receivable balances from higher sales, net of larger current debt levels.

      Earnings and cash flow are significantly impacted by the seasonality of businesses, particularly educational publishing. The first quarter is the least significant, accounting for 18% of revenues and only 5% of income in 1997. The third quarter is the most significant, generating nearly half of 1997 annual earnings. This seasonality in revenue also impacts cash flow and related borrowing patterns. The

Management's Discussion and Analysis
company typically borrows in the first half of the fiscal year, and generates cash in the second half of the year, primarily from fourth quarter collections from customers in the education markets. This pattern is magnified in years where there is significant state adoption activity, such as in 1997. The acquisition of the Times Mirror Higher Education Group further impacted the seasonality of operating results.

      Accounts receivable (before reserves) increased $113.4 million, or 10.9%, primarily as a result of increased revenues. The year-to-year increase was effectively controlled through timely collections. Number of days sales outstanding, a key indicator of collection efficiency, increased two days in 1997 due to the increased sales in education markets where terms of sale are longer.

      Finished goods and work-in-process inventories increased $22.4 million, or 9.4%, primarily due to the large number of adoptions in 1997. Raw material inventory, primarily paper, declined $5.1 million, reflecting the timing of paper purchases.

      Capital expenditures, primarily the purchase of property and equipment, totaled $79 million in 1997, compared with $63 million in 1996. In 1997 and 1996, expenditures were primarily for computer equipment for business units and corporate departments, including the integration of the Times Mirror Higher Education units. In 1998, capital expenditures are expected to more than double due to the build-out of the new leased office space in New York City, construction of a building in Columbus, Ohio, and spending on systems replacement.

      Net prepublication costs declined to $326 million at December 31, 1997 as amortization expense exceeded additional spending. Prepublication investment totaled $167 million in 1997, $16 million less than 1996. 1998 prepublication spending is expected to increase approximately 20% from 1997 levels, reflecting an increase in investment for the 1999 and 2000 adoption years.

      On January 31, 1996, the Board of Directors approved a stock repurchase program authorizing the purchase of up to four million shares of common stock. As of December 31, 1997, 2.7 million common shares have been repurchased at a cost of $143.2 million. The repurchased shares were financed from internally generated funds. The repurchased shares will be used for general corporate purposes, including the issuance of shares for the exercise of employee stock options.

      On January 28, 1998, an increase in the quarterly common stock dividend of three cents, or 8.3%, to 39 cents per share was announced.

      In 1998, cash flow from operations is expected to be sufficient to cover dividends, investment in publishing programs and any share repurchases. Debt levels will be impacted by borrowings for the increase in capital expenditures.

      The company has operations in various foreign countries. In the normal course of business, these operations are exposed to fluctuations in currency values. Management does not consider the impact of currency fluctuations to represent a significant risk. The company has naturally hedged positions in most countries with a local currency perspective and asset and liability offsets. The company's interest expense is sensitive to changes in the general level of U.S. interest rates. In this regard, changes in the U.S. rates affect the interest paid on a portion of its debt. The company does not generally enter into derivative financial instruments in the normal course of business, nor are such instruments used for speculative purposes.

      The technology environment has been reviewed to assess Year 2000 risks. Plans have been developed to convert or replace systems to achieve Year 2000 compatibility. The cost for Year 2000 modifications will approximate $15 million, mostly to be spent in 1998. Certain systems that are not Year 2000-compliant will be replaced as part of ongoing system development projects included in the company's capital expenditure program.

      The company has communicated with its significant vendors, redistributors and customers to determine their plans to address the Year 2000 issue. While the company expects a successful resolution of these issues, there can be no guarantee that systems of other companies, on which our systems rely, will address all Year 2000 issues on a timely basis or that their failure to successfully address all issues would not have an adverse effect on the company.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of
1995

This section, as well as other portions of this document, includes certain forward-looking statements about the company's business, new products, sales, expenses, cash flows and operating and capital requirements. Such forward-looking statements include, but are not limited to: future paper, printing and distribution prices; future compensation merit increase rates; Educational Publishing's level of success in 1998 adoptions; the contribution to revenue and profits from the former Times Mirror Higher Education businesses; the strength of international education markets; the strength of profit levels at Standard & Poor's Ratings Services; the level of success of new product development and strength of international markets at Standard & Poor's Financial Information Services; Business Week's success in expansion into international markets; the strength of the domestic advertising market; the level of import activity; the contract value of nonresidential building; McGraw-Hill Construction Information Group's ability to introduce new electronic products, product extensions and enhancements; Broadcasting's level of political advertising; the level of future cash flow, debt levels, capital expenditures and prepublication cost investment.

      Actual results may differ materially from those in any forward-looking statements because any such statements involve risks and uncertainties and are subject to change based upon various important factors, including but not limited to worldwide economic and political conditions, currency and foreign exchange volatility, the health of capital and equity markets, the successful marketing of new products, and the effect of competitive products and pricing and the timing of reducing costs in the newly merged higher education business.

Consolidated Statement of Income

Years ended December 31 (in thousands,
except per-share data)                                     1997            1996            1995
--------------------------------------------------------------------------------------------------
Operating revenue                                       $3,534,095      $3,074,697      $2,935,283
--------------------------------------------------------------------------------------------------
Expenses
Operating                                                1,639,377       1,445,028       1,340,348
Selling and general                                      1,116,215         968,103         960,875
Depreciation and amortization                              293,518         238,558         231,408
--------------------------------------------------------------------------------------------------
Total expenses                                           3,049,110       2,651,689       2,532,631
Gain on exchange of Shepard's/McGraw-Hill (Note 3)            --           418,731            --
Other income - net (Note 2)                                 38,823          20,724          42,385
--------------------------------------------------------------------------------------------------
Income from operations                                     523,808         862,463         445,037
Interest expense - net                                      52,542          47,656          58,766
--------------------------------------------------------------------------------------------------
Income before taxes on income                              471,266         814,807         386,271
Provision for taxes on income (Note 7)                     180,591         319,074         159,144
--------------------------------------------------------------------------------------------------
Net income                                              $  290,675      $  495,733      $  227,127
--------------------------------------------------------------------------------------------------
Basic earnings per common share (Note 1)                $     2.94      $     4.99      $     2.29
Diluted earnings per common share (Note 1)              $     2.91      $     4.96      $     2.28
==================================================================================================

See accompanying notes.

Consolidated Balance Sheet

December 31 (in thousands, except share data)                1997            1996
------------------------------------------------------------------------------------
Assets
Current assets
Cash and equivalents (Note 1)                             $    4,768      $    3,430
Accounts receivable (net of allowances
   for doubtful accounts and sales returns:
   1997 - $182,629; 1996 - $162,260)                         972,449         879,466
Receivable from broker-dealers and dealer
   banks (Note 1)                                              9,483           2,473
------------------------------------------------------------------------------------
Inventories:
Finished goods                                               233,105         219,295
Work-in-process                                               28,455          19,887
Paper and other materials                                     28,919          33,976
------------------------------------------------------------------------------------
Total inventories                                            290,479         273,158
Prepaid income taxes                                          99,131         106,464
Prepaid and other current assets                              88,111          84,592
------------------------------------------------------------------------------------
Total current assets                                       1,464,421       1,349,583
------------------------------------------------------------------------------------
Prepublication costs (net of accumulated
   amortization: 1997 - $526,156; 1996 - $486,960)
   (Note 1)                                                  326,251         353,064
Investments and other assets
Investment in Rock-McGraw, Inc. - at equity (Note 6)          72,292          66,899
Prepaid pension expense                                      111,895         104,515
Other                                                        167,701         150,373
------------------------------------------------------------------------------------
Total investments and other assets                           351,888         321,787
------------------------------------------------------------------------------------
Property and equipment - at cost
Land                                                          18,823          19,196
Buildings and leasehold improvements                         264,237         285,123
Equipment and furniture                                      555,154         531,361
------------------------------------------------------------------------------------
Total property and equipment                                 838,214         835,680
Less - accumulated depreciation                              564,584         524,187
------------------------------------------------------------------------------------
Net property and equipment                                   273,630         311,493
------------------------------------------------------------------------------------
Goodwill and other intangible assets - at cost
   (net of accumulated amortization:
   1997 - $449,981; 1996 - $411,606) (Notes 1 and 3)       1,308,284       1,306,312
------------------------------------------------------------------------------------
                                                          $3,724,474      $3,642,239
====================================================================================

See accompanying notes.

                                                        1997              1996
--------------------------------------------------------------------------------
Liabilities and Shareholders' Equity
Current liabilities
Notes payable (Note 5)                             $    77,395       $    24,518
Accounts payable                                       285,862           241,736
Payable to broker-dealers and dealer banks
   (Note 1)                                              9,331             2,400
Accrued royalties                                       96,801            89,789
Accrued compensation and contributions to
   retirement plans                                    181,393           142,235
Income taxes currently payable                         100,685           235,573
Unearned revenue                                       219,698           229,216
Other current liabilities                              235,077           253,196
--------------------------------------------------------------------------------
Total current liabilities                            1,206,242         1,218,663
--------------------------------------------------------------------------------
Other liabilities
Long-term debt (Note 5)                                607,030           556,850
Deferred income taxes                                  111,022           150,319
Accrued postretirement healthcare and
   other benefits                                      196,508           198,709
Other non-current liabilities                          169,021           156,580
--------------------------------------------------------------------------------
Total other liabilities                              1,083,581         1,062,458
--------------------------------------------------------------------------------
Total liabilities                                    2,289,823         2,281,121
--------------------------------------------------------------------------------
Commitments and contingencies (Notes 6 and 8)
--------------------------------------------------------------------------------
Shareholders' equity (Notes 9 and 10)
$1.20 preference stock, $10 par value:
   authorized - 891,256 shares;
   outstanding - 1,362 shares in 1997
   and 1,388 shares in 1996                                 14                14
Common stock, $1 par value:
   authorized - 150,000,000 shares;
   issued - 102,919,231 shares in 1997
   and 102,919,060 shares in 1996                      102,919           102,919
Additional paid-in capital                              35,469            37,473
Retained income                                      1,542,854         1,394,884
Accumulated other comprehensive income                 (74,247)          (57,302)
--------------------------------------------------------------------------------
Less - common stock in treasury - at cost
   (3,817,643 shares in 1997 and 3,388,398
   shares in 1996)                                     159,447           107,410
   Unearned compensation on restricted stock            12,911             9,460
--------------------------------------------------------------------------------
Total shareholders' equity                           1,434,651         1,361,118
--------------------------------------------------------------------------------
                                                   $ 3,724,474       $ 3,642,239
================================================================================

Consolidated Statement of Cash Flows

Years ended December 31 (in thousands)                          1997            1996            1995
-------------------------------------------------------------------------------------------------------
Cash flow from operating activities
Net income                                                   $ 290,675       $ 495,733       $ 227,127
Adjustments to reconcile net income to cash
   provided by operating activities:
   Depreciation                                                 73,151          71,097          67,916
   Amortization of goodwill and intangibles                     50,034          39,190          38,548
   Amortization of prepublication costs                        170,333         128,271         124,944
   Provision for losses on accounts receivable                  80,600          65,116          65,385
   Provision for facility reserve                               33,152            --              --
   Gain on sale of Datapro Information Services                (20,404)           --              --
   Gain on exchange of Shepard's/McGraw-Hill
      for the Times Mirror Higher Education Group                 --          (418,731)           --
   Gain on sale of topical publishing                             --              --           (23,782)
   Provision for one-time integration costs                       --            25,000            --
   Other                                                         7,541           5,839           6,120
Change in assets and liabilities net of effect of
   acquisitions and dispositions:
   Increase in accounts receivable                            (185,814)       (118,235)       (144,007)
   (Increase)/decrease in inventories                          (20,742)          4,000         (30,804)
   Increase in prepaid and other current assets                 (4,303)        (15,880)         (7,957)
   Increase in accounts payable and accrued expenses            91,423          40,717          51,697
   Increase/(decrease) in unearned revenue                      (5,145)         13,770           2,894
   Increase/(decrease) in other current liabilities            (25,802)        (11,010)          6,670
   Increase/(decrease) in interest and income taxes
      currently payable                                       (134,117)        166,646          23,913
   Increase/(decrease) in prepaid/deferred income taxes        (19,770)        (24,807)         18,913
   Net change in other assets and liabilities                   (7,736)         (6,564)          5,659
-------------------------------------------------------------------------------------------------------
Cash provided by operating activities                          373,076         460,152         433,236
-------------------------------------------------------------------------------------------------------
Investing activities
Investment in prepublication costs                            (166,784)       (182,978)       (134,118)
Purchase of property and equipment                             (78,724)        (63,313)        (58,776)
Acquisition of businesses and equity interests                 (43,780)        (31,195)        (36,246)
Proceeds from exchange of Shepard's/McGraw-Hill
   for the Times Mirror Higher Education Group                   6,730          27,258            --
Disposition of businesses                                       54,521           6,383          34,828
Other                                                            3,256           3,658           1,353
-------------------------------------------------------------------------------------------------------
Cash used for investing activities                            (224,781)       (240,187)       (192,959)
-------------------------------------------------------------------------------------------------------
Financing activities
Dividends paid to shareholders                                (142,705)       (131,375)       (119,653)
Additions to/(repayment of) commercial paper
   and other short-term debt - net                              62,340         (46,696)       (133,700)
Repurchase of treasury shares                                  (79,899)        (63,314)           --
Exercise of stock options                                       20,367          19,869          20,616
Other                                                           (5,560)         (4,928)         (3,133)
-------------------------------------------------------------------------------------------------------
Cash used for financing activities                            (145,457)       (226,444)       (235,870)
-------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                         (1,500)           (341)         (2,213)
-------------------------------------------------------------------------------------------------------
Net change in cash and equivalents                               1,338          (6,820)          2,194
Cash and equivalents at beginning of year                        3,430          10,250           8,056
-------------------------------------------------------------------------------------------------------
Cash and equivalents at end of year                          $   4,768       $   3,430       $  10,250
=======================================================================================================

See accompanying notes.

Consolidated Statement of Shareholders' Equity

Years ended December 31, 1997, 1996 and 1995

                                                                                                             Accumulated
                                                                                                                   other
                                            $1.20                         Additional                             compre-
(in thousands, except                  preference            Common          paid-in          Retained           hensive
per-share data)                           $10 par            $1 par          capital            income            income
                                      -----------       -----------      -----------       -----------       -----------
-------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994          $        15       $   102,918      $    17,855       $   923,052       $   (45,224)
Net income                                   --                --               --             227,127              --
Other comprehensive income,
   net of tax - foreign currency
   translation adjustments                   --                --               --                --             (11,023)
Comprehensive income
Dividends ($1.20 per share)                  --                --               --            (119,653)             --
Exercise of stock options                    --                --              5,685              --                --
Restricted stock                             --                --              3,152              --                --
Other                                          (1)                1               48              --                --
-------------------------------------------------------------------------------------------------------------------------

Balance at December 31, 1995                   14           102,919           26,740         1,030,526           (56,247)
Net income                                   --                --               --             495,733              --
Other comprehensive income,
   net of tax - foreign currency
   translation adjustments                   --                --               --                --              (1,055)
Comprehensive income
Dividends ($1.32 per share)                  --                --               --            (131,375)             --
Share repurchase                             --                --               --                --                --
Exercise of stock options                    --                --              3,886              --                --
Restricted stock                             --                --              6,756              --                --
Other                                        --                --                 91              --                --
-------------------------------------------------------------------------------------------------------------------------

Balance at December 31, 1996                   14           102,919           37,473         1,394,884           (57,302)
Net income                                   --                --               --             290,675              --
Other comprehensive income,
   net of tax - foreign currency
   translation adjustments                   --                --               --                --             (16,945)
Comprehensive income
Dividends ($1.44 per share)                  --                --               --            (142,705)             --
Share repurchase                             --                --               --                --                --
Exercise of stock options                    --                --             (8,252)             --                --
Restricted stock                             --                --              6,186              --                --
Other                                        --                --                 62              --                --
-------------------------------------------------------------------------------------------------------------------------

Balance at December 31, 1997          $        14       $   102,919      $    35,469       $ 1,542,854       $   (74,247)
=========================================================================================================================
                                           Less -            Less -
                                           common          unearned
                                            stock      compensation
(in thousands, except                 in treasury     on restricted
per-share data)                           at cost             stock             Total
--------------------------------------------------------------------------------------
Balance at December 31, 1994          $    76,987       $     8,577       $   913,052
Net income                                   --                --             227,127
Other comprehensive income,
   net of tax - foreign currency
   translation adjustments                   --                --             (11,023)
                                                                          -----------
Comprehensive income                                                          216,104
Dividends ($1.20 per share)                  --                --            (119,653)
Exercise of stock options                 (14,583)             --              20,268
Restricted stock                           (1,539)             (469)            5,160
Other                                         (87)             --                 135
--------------------------------------------------------------------------------------

Balance at December 31, 1995               60,778             8,108         1,035,066
Net income                                   --                --             495,733
Other comprehensive income,
   net of tax - foreign currency
   translation adjustments                   --                --              (1,055)
                                                                          -----------
Comprehensive income                                                          494,678
Dividends ($1.32 per share)                  --                --            (131,375)
Share repurchase                           63,314              --             (63,314)
Exercise of stock options                 (15,468)             --              19,354
Restricted stock                           (1,096)            1,352             6,500
Other                                        (118)             --                 209
--------------------------------------------------------------------------------------

Balance at December 31, 1996              107,410             9,460         1,361,118
Net income                                   --                --             290,675
Other comprehensive income,
   net of tax - foreign currency
   translation adjustments                   --                --             (16,945)
                                                                          -----------
Comprehensive income                                                          273,730
Dividends ($1.44 per share)                  --                --            (142,705)
Share repurchase                           79,899              --             (79,899)
Exercise of stock options                 (23,268)             --              15,016
Restricted stock                           (4,463)            3,451             7,198
Other                                        (131)             --                 193
--------------------------------------------------------------------------------------

Balance at December 31, 1997          $   159,447       $    12,911       $ 1,434,651
======================================================================================


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

Prepublication costs. Prepublication costs, principally outside preparation costs, are amortized from the year of publication over their estimated useful lives, primarily three to five years, using either an accelerated or the straight-line method. It is the company's policy to evaluate the remaining lives and recoverability of such costs, which is often dependent upon program acceptance by state adoption authorities.

Goodwill and other intangible assets. Goodwill and other intangible assets that arose from acquisitions either consummated or initiated prior to November 1, 1970 are not amortized unless there has been a reduction in the value of the related assets. Goodwill and other intangible assets arising subsequent to November 1, 1970 of $1.8 billion at December 31, 1997 and $1.7 billion at December 31, 1996 are being amortized over periods of up to 40 years. The company periodically reviews its goodwill to determine if any impairment exists based upon projected, undiscounted net cash flows of the related business unit.

Receivable from/payable to broker-dealers and dealer banks. A subsidiary of J.J. Kenny Co. acts as an undisclosed agent in the purchase and sale of municipal securities for broker-dealers and dealer banks, and the company had matched purchase and sale commitments of $282.4 million and $117.1 million at December 31, 1997 and 1996, respectively. Only those transactions not closed at the settlement date are reflected in the balance sheet as receivables and payables.

Foreign currency translation. Assets and liabilities are translated using current exchange rates, except certain accounts of units whose functional currency is the U.S. dollar, and translation adjustments are accumulated in a separate component of shareholders' equity. Revenues and expenses are translated at average monthly exchange rates. Inventory, prepublication costs and property and equipment accounts of units whose functional currency is the U.S. dollar are translated using historical exchange rates and translation adjustments are charged and credited to income.

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

Depreciation. The costs of property and equipment are depreciated using the straight-line method based upon the following estimated useful lives:

      Buildings and leasehold improvements - 15 to 40 years
      Equipment and furniture - 3 to 10 years

Advertising expense. The cost of advertising is expensed as incurred. The company incurred $109 million, $96 million and $96 million in advertising costs in 1997, 1996 and 1995, respectively.

Earnings per common share. Basic earnings per common share are based on the average number of common shares outstanding during the year. Diluted earnings per common share include the effect of dilutive securities such as $1.20 convertible preference stock, stock options and restricted performance shares. The number of shares issuable upon exercise of stock options has been reduced by the number of common shares assumed to have been purchased with the proceeds from the exercise of the options.

Accounting change. Effective December 31, 1997, the company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 128, Earnings per Share. The standard requires a change in the method used to compute earnings per share, a dual presentation of basic earnings per common share and diluted earnings per common share and the restatement of prior periods presented.

A reconciliation of the number of shares used for calculating basic earnings per common share and diluted earnings per common share follows:

(in thousands of shares)                       1997          1996          1995
--------------------------------------------------------------------------------
Average number of common
   shares outstanding                         98,973        99,416        99,257
Effect of stock options and
   other dilutive securities                     779           455           377
--------------------------------------------------------------------------------
Average number of common
   shares outstanding including
   effect of dilutive securities              99,752        99,871        99,634
================================================================================

Restricted performance shares outstanding at December 31, 1997 of 365,700 were not included in the computation of diluted earnings per common share because the necessary vesting conditions have not yet been met.

Stock-based compensation. The company grants options for a fixed number of shares to employees with the exercise price equal to the fair value of the shares at the date of grant. The company accounts for stock option grants in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees, and, accordingly, recognizes no compensation expense for the stock option grants.

Reclassification. Certain prior-year amounts have been reclassified for comparability purposes.

2.    Acquisitions and Dispositions

Acquisitions. In 1997, the company made seven acquisitions and equity investments, including Micropal Group Ltd., for $43.8 million in cash, net of cash acquired, and $41.9 million in debt. In 1996, excluding the exchange of Shepard's/McGraw-Hill for the Times MirrorHigher Education Group (TMHE), the company made four acquisitions, including Open Court Publishing, for $31.2 million in cash, net of cash acquired. See Note 3 for details of the Shepard's/McGraw-Hill-TMHEexchange. In 1995, the company made six acquisitions, including UCB Canada, Inc., for $36.2 million in cash. The effect of these acquisitions on the results of operations for the years presented was not material.

Noncash Investing Activities. Liabilities assumed in conjunction with the acquisition of businesses, including TMHE, are as follows:


(in thousands)                               1997           1996          1995
--------------------------------------------------------------------------------
Fair value of assets acquired              $104,116       $583,460       $58,152
Cash paid (net of cash
   acquired)                                 43,780          3,937        36,246
Fair value of business
   exchanged                                   --          485,000          --
--------------------------------------------------------------------------------
Liabilities assumed                        $ 60,336       $ 94,523       $21,906
================================================================================

Dispositions. In 1997, the company sold Datapro Information Services, McGraw-Hill School Systems and London House for $54.5 million. The pretax gain on the sale of Datapro Information Services was $20.4 million, which was included in other income. After taxes, the gain was $20.2 million. The proceeds from the other two businesses sold approximated the book value of the properties. In 1996, other than the Shepard's/McGraw-Hill-TMHE exchange discussed in Note 3, there were no significant dispositions. In 1995, the company sold the topical publishing business of Shepard's/ McGraw-Hill. The pretax gain on this disposition was $23.8 million, which was included in other income. After taxes, the gain was $15.1 million.

3.    Exchange of Shepard's/McGraw-Hill for Times Mirror Higher Education Group

On October 15, 1996, The McGraw-Hill Companies completed the exchange of its Shepard's/McGraw-Hill legal publishing unit for the Times Mirror Higher Education Group (TMHE) and other consideration, including $34 million in cash. The valuation of the properties exchanged was $485 million. The acquisition of TMHE was accounted for as a purchase and the net assets and results of operations of TMHE have been included in the consolidated financial statements since the date of acquisition. The excess of the transaction value over the tangible assets acquired was allocated to identifiable publishing intangible assets ($231 million) being amortized over 18 to 30 years and goodwill ($168 million) being amortized over 40 years.

      The company recorded a pretax gain on the sale of Shepard's/ McGraw-Hill of $418.7 million ($260.5 million net of taxes, or $2.61 per diluted share).

      In connection with the acquisition of TMHE, the company recorded acquisition reserves of $26.6 million. Such costs were primarily for employee severance as well as professional fees and various other costs associated with the acquisition. In addition, one-time charges of $25 million related to the integration of the company's College Division with the acquired TMHE business were recorded in 1996. Such costs were attributed to employee severance, asset write-offs and other costs to integrate and consolidate the operations.

      The following unaudited pro forma information presents the consolidated results of operations of the company for 1996 as if the exchange of businesses had occurred at the beginning of 1996. Pro forma results for 1996 are: operating revenue of $3.2 billion, net income of $225 million and diluted earnings per common share of $2.25.

      These pro forma results are not necessarily indicative of those that would have occurred had the exchange of businesses taken place at the beginning of 1996.

4.    Segment Reporting and Geographic Information

A description of each of the company's three segments and their products, services and markets served is included on pages 22-23 of this annual report.

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

      Foreign revenue and profit are from book publishing and financial and information services operations in 31 countries. Transfers between geographic areas are recorded at cost plus a markup and intercompany revenue and profit are eliminated.

      In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, which is effective for fiscal years beginning after December 15, 1997. SFAS No. 131 will not have any impact on the financial results or financial condition of the company, but may result in certain changes in required disclosures of segment information.

      A summary of information about the company's operations by segment and geographic area follows:

                                             Operating       Operating          Assets at   Depreciation and    Capital
(in thousands)                                revenue          profit          December 31    amortization+   expenditures++
----------------------------------------------------------------------------------------------------------------------------
1997
Educational and Professional Publishing      $1,573,797      $  187,722        $2,058,236      $  225,030      $  193,137
Financial Services                              980,120         269,886           674,355          33,372          23,542
Information and Media Services                  980,178         141,542           614,326          33,871          28,829
----------------------------------------------------------------------------------------------------------------------------
Total operating segments                      3,534,095         599,150         3,346,917         292,273         245,508
Corporate                                          --           (75,342)          377,557           1,245            --
Interest expense - net                             --           (52,542)             --              --              --
----------------------------------------------------------------------------------------------------------------------------
Total company                                $3,534,095      $  471,266*       $3,724,474      $  293,518      $  245,508
----------------------------------------------------------------------------------------------------------------------------
1996
Educational and Professional Publishing      $1,277,895      $  545,652v       $2,085,540      $  172,306      $  201,211
Financial Services                              855,925         262,085           561,128          30,478          20,155
Information and Media Services                  940,877         116,799           626,324          34,635          24,925
----------------------------------------------------------------------------------------------------------------------------
Total operating segments                      3,074,697         924,536         3,272,992         237,419         246,291
Corporate                                          --           (62,073)          369,247           1,139            --
Interest expense - net                             --           (47,656)             --              --              --
----------------------------------------------------------------------------------------------------------------------------
Total company                                $3,074,697      $  814,807*       $3,642,239      $  238,558      $  246,291
----------------------------------------------------------------------------------------------------------------------------
1995
Educational and Professional Publishing      $1,235,578      $  162,604        $1,573,601      $  166,847      $  154,560
Financial Services                              786,786         230,934           562,742          29,331          19,960
Information and Media Services                  912,919         115,069           620,114          33,086          18,048
----------------------------------------------------------------------------------------------------------------------------
Total operating segments                      2,935,283         508,607         2,756,457         229,264         192,568
Corporate                                          --           (63,570)          300,710           2,144             326
Interest expense - net                             --           (58,766)             --              --              --
----------------------------------------------------------------------------------------------------------------------------
Total company                                $2,935,283      $  386,271*       $3,057,167      $  231,408      $  192,894
----------------------------------------------------------------------------------------------------------------------------
1997  United States                          $3,015,679      $  509,025        $3,300,504
      Foreign                                   518,416          90,125           423,970
----------------------------------------------------------------------------------------------------------------------------
1996  United States                          $2,624,703      $  853,061        $3,274,513
      Foreign                                   449,994          71,475           367,726
----------------------------------------------------------------------------------------------------------------------------
1995  United States                          $2,528,553      $  448,876        $2,707,536
      Foreign                                   406,730          59,731           349,631
============================================================================================================================

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

5.    Debt

At December 31, 1997, the company had short-term borrowings of $427 million, primarily representing domestic commercial paper borrowings of $381 million and acquisition-related debt of $46 million at an average interest rate of 5.6% maturing at various dates during 1998. The commercial paper borrowings are supported by the revolving credit agreement described below, and $350 million has been classified as long-term.

      The company has an $800 million revolving credit agreement with a group of banks terminating in February 2002. Interest rates on amounts borrowed vary depending upon the source and are based on either the Eurodollar or a bank base rate, at the company's option. The credit agreement contains various warranties and covenants that must be complied with on a continuing basis. The agreement requires a commitment fee on the unused portion of the credit line. At December 31, 1997, there were no borrowings under the agreement.

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

      A summary of long-term debt at December 31 follows:

(in thousands)                                            1997            1996
--------------------------------------------------------------------------------
9.43% senior notes due 2000                             $250,000        $250,000
Commercial paper supported
   by bank revolving credit agreement                    350,000         300,000
Other (primarily acquisition related notes)                7,030           6,850
--------------------------------------------------------------------------------
Total long-term debt                                    $607,030        $556,850
================================================================================

      The company paid interest on its debt totaling $52.1 million in 1997, $50.1 million in 1996 and $58.6 million in 1995.

      The carrying amount of the company's commercial paper borrowings approximates fair value. The fair value of the company's 9.43% senior notes and other long-term debt at December 31, 1997 and 1996, totaling $257.0 million and $256.9 million, respectively, based on current borrowing rates for debt with similar terms and maturities, is estimated to be $279.7 million and $282.5 million, respectively.

6.    Investment in Rock-McGraw, Inc.

Rock-McGraw owns the company's headquarters building in New York City. It is owned 45% by the company and 55% by Rockefeller Group, Inc.

      The company currently occupies a portion of the rentable space. The lease is for 30 years ending in the year 2002 and includes renewal options for two additional 15-year periods. The company has entered into a supplemental agreement with Rock-McGraw to surrender a portion of its occupied space starting in 1998. In 1997, the company paid Rock-McGraw gross annual rentals of $17.3 million (including various escalation payments) for the occupied space and $13.8 million for space that it has sublet. Over the lease term, the company is recovering a portion of the rentals through its share of earnings of Rock-McGraw.

      A summary of significant financial information for Rock-McGraw follows:


(in millions)                                  1997          1996          1995
--------------------------------------------------------------------------------
Revenue                                       $ 64.6        $ 63.7        $ 62.7
--------------------------------------------------------------------------------
Net income                                      13.0          11.2           9.7
--------------------------------------------------------------------------------
Depreciation expense                             6.7           6.5           6.4
--------------------------------------------------------------------------------
Total assets                                   228.4         208.8         200.7
--------------------------------------------------------------------------------
Mortgage payable                                20.2          23.8          27.5
--------------------------------------------------------------------------------
Total liabilities                             $ 66.7        $ 60.0        $ 63.0
================================================================================

      The building is financed by an 8 1/8%, 25-year mortgage repayable in quarterly installments of $.9 million plus interest, with the balance of $18.3 million due at maturity in 1998.

7.    Taxes on Income

Income before taxes on income resulted from domestic operations (including foreign branches) and foreign subsidiaries' operations as follows:

(in millions)                                    1997         1996         1995
--------------------------------------------------------------------------------
Domestic operations                             $425.9       $783.6       $356.1
Foreign operations                                45.4         31.2         30.2
--------------------------------------------------------------------------------
Total income before taxes                       $471.3       $814.8       $386.3
================================================================================

      A reconciliation of the U.S. statutory tax rate to the company's effective tax rate for financial reporting purposes follows:

                                             1997          1996          1995
--------------------------------------------------------------------------------
U.S. statutory rate                           35.0%         35.0%         35.0%
Goodwill amortization                          1.3           0.7           1.7
Effect of state and local
   income taxes                                4.0           3.7           5.5
Other - net                                   (2.0)         (0.2)         (1.0)
--------------------------------------------------------------------------------
Effective tax rate                            38.3%         39.2%         41.2%
================================================================================

      The provision for taxes on income consists of the following:


(in millions)                                    1997         1996         1995
--------------------------------------------------------------------------------
Federal:
Current                                       $154.2        $281.4        $104.9
Deferred                                       (21.2)        (19.3)         11.9
--------------------------------------------------------------------------------
Total federal                                  133.0         262.1         116.8
--------------------------------------------------------------------------------
Foreign:
Current                                         19.1          11.8           7.3
Deferred                                        (0.4)         (0.7)          2.3
--------------------------------------------------------------------------------
Total foreign                                   18.7          11.1           9.6
--------------------------------------------------------------------------------
State and local:
Current                                         33.1          48.8          28.0
Deferred                                        (4.2)         (2.9)          4.7
--------------------------------------------------------------------------------
Total state and local                           28.9          45.9          32.7
--------------------------------------------------------------------------------
Total provision for taxes                     $180.6        $319.1        $159.1
================================================================================

      The principal temporary differences between the accounting for income and expenses for financial reporting and income tax purposes as of December 31 follow:


(in millions)                                              1997           1996
--------------------------------------------------------------------------------
Fixed assets and intangible
   assets                                                 $127.4         $138.8
Prepaid pension and other
   expenses                                                 73.7           70.2
Unearned revenue                                            38.5           41.2
Reserves and accruals                                     (149.0)        (152.7)
Postretirement and
   postemployment benefits                                 (90.7)         (95.9)
Other - net                                                 12.0           42.3
--------------------------------------------------------------------------------
Deferred tax liability - net                              $ 11.9         $ 43.9
================================================================================

      The company made net income tax payments totaling $331.5 million in 1997, $170.6 million in 1996 and $111.4 million in 1995.

      The company has not recorded deferred income taxes applicable to undistributed earnings of foreign subsidiaries that are indefinitely reinvested in foreign operations. Undistributed earnings amounted to approximately $66 million at December 31, 1997, excluding amounts that, if remitted, generally would not result in any additional U.S. income taxes because of available foreign tax credits. If the earnings of such foreign subsidiaries were not indefinitely reinvested, a deferred tax liability of approximately $17 million would have been required.

8.    Rental Expense and Lease Obligations

Rental expense for property and equipment under all operating lease agreements was as follows:

(in millions)                                    1997         1996         1995
--------------------------------------------------------------------------------
Gross rental expense                            $108.9       $107.1       $105.7
Less: sublease revenue                            27.5         28.5         26.1
--------------------------------------------------------------------------------
Net rental expense                              $ 81.4       $ 78.6       $ 79.6
================================================================================

      The company is committed under lease arrangements covering property, computer systems and office equipment. Certain lease arrangements contain escalation clauses covering increased costs for real estate taxes and operating services.

      In an effort to consolidate its New York City office space, the company entered into two new lease agreements in 1997 covering approximately 1.4 million square feet of office space. Both leases expire in the year 2020. The new lease arrangements coincide with the expiration of several existing leases in 1999 and the surrender of a portion of the company's occupied space in its headquarters building, referred to in Note 6, starting in 1998.

      Minimum rental commitments under existing noncancelable leases with a remaining term of more than one year, including the company's headquarters building, are shown in the following table. The annual rental commitments for real estate through the year 2002 have been reduced by approximately $18 million of revenue from existing noncancelable subleases.

(in millions)
--------------------------------------------------------------------------------
1998                                                            $   53.1
1999                                                                50.3
2000                                                                52.4
2001                                                                47.0
2002                                                                44.3
2003 and beyond                                                    784.8
--------------------------------------------------------------------------------
Total                                                           $1,031.9
================================================================================

9.    Capital Stock

The $1.20 convertible preference stock may be converted into common stock at the option of the shareholder at the rate of one share of preference stock for 6.6 shares of common stock.

      The number of common shares reserved for issuance for employee stock plan awards was 10,080,964 at December 31, 1997 and 6,350,994 at December 31, 1996.
Under the Director Deferred Stock Ownership Plan, 158,298 and 160,000 common shares were reserved for issuance at December 31, 1997 and 1996, respectively.

      On January 31, 1996, the Board of Directors approved a stock repurchase program authorizing the company to purchase up to four million shares of the company's common stock. Through December 31, 1997, the company had repurchased approximately 2.7 million shares of common stock at a total cost of $143.2 million. The repurchased shares may be used for general corporate purposes, including the issuance of shares for the exercise of stock options.

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

      The company has two stock option plans: the 1993 and 1987 Key Employee Stock Incentive Plans.

      The plans provide for the granting of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock awards, deferred stock (applicable to the 1987 Plan only) or other stock-based awards to purchase a total of 14.1 million shares of the company's common stock - 4.6 million shares under the 1987 Plan and 9.5 million shares under the 1993 Plan, as amended.

      Stock options may not be granted at a price less than the fair market value of the company's common stock at date of grant, vest in two years in equal annual installments and have a maximum term of ten years.

      Beginning in 1997, participants who exercise an option by tendering previously owned shares of common stock of the company may elect to receive a one-time restoration option covering the number of shares tendered. Restoration options are granted at fair market value of the company's common stock on the date of the grant, have a maximum term equal to the remainder of the original option term, and are subject to a six-month vesting period.

      Had the company elected to apply the provisions of Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, net income would have been reduced by $1.1 million, or $.01 per diluted share for 1997, $2.9 million, or $.03 per diluted share for 1996, and $1.8 million, or $.02 per diluted share for 1995 after accounting for stock-based compensation effective for awards made January 1, 1995 and thereafter.

      The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions for 1997, 1996 and 1995, respectively: risk-free interest rate of 6.1%, 5.4% and 7.5%; dividend yield of 2.9%, 3.0% and 3.4%; volatility of 19% for 1997 and 15% for 1996 and 1995 and expected life of five years for all years.

      A summary of the status of the company's stock option plans as of December 31 and activity during the year follows:

                                                                        Weighted
                                                                         average
                                                                        exercise
(in thousands of shares)                                    Shares         price
--------------------------------------------------------------------------------
Outstanding at December 31, 1994                             3,034        $30.86
Options granted                                                878         33.57
Options exercised                                             (698)        29.79
Options cancelled and expired                                 (106)        34.00
--------------------------------------------------------------------------------
Outstanding at December 31, 1995                             3,108        $31.67
--------------------------------------------------------------------------------
Options granted                                                988         43.48
Options exercised                                             (654)        30.82
Options cancelled and expired                                 (142)        39.06
--------------------------------------------------------------------------------
Outstanding at December 31, 1996                             3,300        $34.88
--------------------------------------------------------------------------------
Options granted                                              1,368         50.41
Options exercised                                             (957)        33.20
Options cancelled and expired                                 (146)        44.32
--------------------------------------------------------------------------------
Outstanding at December 31, 1997                             3,565        $40.92
================================================================================

      At December 31, 1997, 1996 and 1995, options for 1,915,000, 2,076,000 and
1,955,000 shares of common stock were exercisable. The weighted average fair value of options granted during 1997, 1996 and 1995 was $10.04, $6.92 and $6.38, respectively.

      A summary of information about stock options outstanding and options exercisable at December 31, 1997 follows:

                                        Options                Options
(in thousands of shares)              Outstanding            Exercisable
--------------------------------------------------------------------------------
                                 Weighted    Weighted                  Weighted
                                  average     average                   average
Range of                        remaining    exercise                  exercise
exercise prices     Shares           term       price       Shares        price
--------------------------------------------------------------------------------
$26.22 to $34.88     1,559      5.0 years      $31.69        1,559       $31.69
$42.38 to $62.31     1,790      8.6 years      $45.68          356       $43.57
$66.81 to $68.75       216      4.9 years      $68.06            -         -
--------------------------------------------------------------------------------
$26.22 to $68.75     3,565      6.8 years      $40.92        1,915       $33.89
================================================================================

      Under the Director Deferred Stock Ownership Plan, a total of 160,000 shares of common stock was reserved for issuance on July 1, 1996 and may be credited to deferred stock accounts for eligible Directors. In general, the Plan requires that 50% of eligible Directors' annual compensation plus dividend equivalents be credited to deferred stock accounts. Each Director may also elect to defer all or a portion of the remaining compensation and have an equivalent number of shares credited to the deferred stock account. Recipients under this Plan are not required to provide consideration to the company other than rendering service. Shares will be delivered as of the date a recipient ceases to be a member of the Board of Directors or within five years thereafter, if so elected. The Plan will remain in effect until terminated by the Board of Directors or until no shares of stock remain available under the Plan.

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

      A total of 319,695 restricted shares were issued at an average market value of $48.62 in 1997, 289,358 shares at an average market value of $43.79 in 1996 and 282,468 shares at an average market value of $33.68 in 1995. The awards are recorded at the market value on the date of grant. Initially the total market value of the shares is treated as unearned compensation and is charged to expense over the respective vesting periods. Under APBO No. 25, for performance incentive shares, adjustments are also made to expense for changes in market value and achievement of financial goals. Restricted stock compensation charged to expense was $16.0 million for 1997, $12.0 million for 1996 and $9.1 million for 1995. Restricted shares outstanding at the end of the year were 555,717 in 1997, 545,679 in 1996 and 539,356 shares in 1995.

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

      A summary of pension cost for the company's domestic defined benefit plans follows:

(in millions)                                   1997         1996         1995
--------------------------------------------------------------------------------
Service cost                                   $ 16.2       $ 16.9       $ 13.2
Interest cost                                    33.2         30.8         28.5
Return on assets:
Actual return                                  (136.1)      (103.4)      (122.2)
Deferred                                         81.4         52.9         75.7
--------------------------------------------------------------------------------
Recognized                                      (54.7)       (50.5)       (46.5)
Amortization of net asset
   at 1/1/86                                     (0.9)        (3.0)        (6.1)
Net amortization and
   deferral                                       0.2          0.9         (2.1)
--------------------------------------------------------------------------------
Net negative pension cost                      $ (5.9)      $ (4.9)      $(13.0)
--------------------------------------------------------------------------------
Assumed rates - January 1:
Discount rate (interest cost)                  7 3/4%       7 1/4%       8 1/2%
Compensation increase factor                   5 1/2        5 1/2        5 1/2
Return on assets                               9 1/2        9 1/2        9 1/2
================================================================================

      The company also has an unfunded supplemental benefits plan to provide senior management with supplemental retirement, disability and death benefits. Supplemental retirement benefits are based on final monthly earnings. Pension cost was approximately $2 million for 1997, 1996 and 1995. The accumulated benefit obligation as of December 31, 1997 was $18.7 million, including vested benefits of $17.3 million, and the projected benefit obligation was $19.8 million.

      Total retirement plans cost was $44.3 million for 1997, $40.0 million for 1996 and $31.3 million for 1995.

      The funded status of the domestic defined benefit plans as of December 31 follows:

(in millions)                                                1997         1996
--------------------------------------------------------------------------------
Actuarial present value of pension benefits:
Vested benefits                                            $(442.1)     $(376.5)
Nonvested benefits                                           (21.8)       (17.4)
--------------------------------------------------------------------------------
Accumulated benefit obligation                              (463.9)      (393.9)
Additional amount related to projected
   compensation increases                                    (33.0)       (30.6)
--------------------------------------------------------------------------------
Projected benefit obligation                                (496.9)      (424.5)
Plan assets at market value -
   primarily listed stocks and
   U.S. government obligations                               774.5        665.7
--------------------------------------------------------------------------------
Excess of assets over projected
   benefit obligation                                        277.6        241.2
Unrecognized net asset at 1/1/86                              (0.7)        (1.6)
Unrecognized prior service cost                               18.5          6.6
Unrecognized net gain                                       (183.5)      (141.7)
--------------------------------------------------------------------------------
Prepaid pension cost at December 31                         $111.9       $104.5
--------------------------------------------------------------------------------
Assumed rates - December 31:
Discount rate                                               7 1/4%       7 3/4%
Compensation increase factor                                5 1/2        5 1/2
================================================================================

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

      Postretirement benefits cost was $7.6 million in 1997, $8.3 million in 1996 and $7.1 million in 1995. A summary of the components of the cost in 1997, 1996 and 1995 follows:

(in millions)                                   1997         1996         1995
--------------------------------------------------------------------------------
Service cost                                   $  2.4       $  2.5       $  2.0
Interest cost                                    10.1         10.0         10.4
Net amortization and deferral                    (4.9)        (4.2)        (5.3)
--------------------------------------------------------------------------------
Postretirement benefits cost                   $  7.6       $  8.3       $  7.1
================================================================================

      A summary of the components of the unfunded postretirement benefit obligation as of December 31 follows:

(in millions)                                                1997         1996
--------------------------------------------------------------------------------
Retirees                                                  $(102.3)       $(98.0)
Fully eligible plan participants                            (14.5)        (14.0)
Other active plan participants                              (25.7)        (23.0)
--------------------------------------------------------------------------------
Total accumulated postretirement
   benefit obligation                                      (142.5)       (135.0)
Unrecognized net gain                                       (37.0)        (44.2)
Unrecognized prior service cost                             (17.0)        (19.5)
--------------------------------------------------------------------------------
Accrued postretirement benefit
   obligation                                             $(196.5)      $(198.7)
================================================================================

      The assumed weighted average healthcare cost trend rate ranges from 7.5% in 1998 decreasing ratably to 5.5% in 2002 and remaining at that level thereafter. Increasing the assumed healthcare cost trend rate by one percentage point in each future year would increase the accumulated postretirement benefit obligation at December 31, 1997 by $11.4 million and 1997 benefit expense by $1.1 million. The weighted average discount rate used to measure expense was 7.75% in 1997 and 7.25% in 1996; the rate used to measure the accumulated postretirement benefit obligation was 7.25% in 1997 and 7.75% in 1996.

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


/s/Joseph L. Dionne
Joseph L. Dionne
Chairman and Chief Executive Officer

/s/Robert J. Bahash
Robert J. Bahash
Executive Vice President and Chief Financial Officer


Report of Independent Auditors

The Board of Directors and Shareholders
of The McGraw-Hill Companies, Inc.

We have audited the accompanying consolidated balance sheets of The McGraw-Hill Companies, Inc. as of December 31, 1997 and 1996, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

      In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The McGraw-Hill Companies, Inc. at December 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


                                          /s/ Ernst & Young LLP

New York, New York
January 27, 1998

Eleven-Year Financial Review

(in thousands, except per-share data)                                1997              1996              1995              1994
------------------------------------------------------------------------------------------------------------------------------------
Operating results by segment and income statistics
Operating revenue
Educational and Professional Publishing                           $ 1,573,797       $ 1,277,895       $ 1,235,578       $ 1,162,157
Financial Services                                                    980,120           855,925           786,786           745,480
Information and Media Services                                        980,178           940,877           912,919           853,232
------------------------------------------------------------------------------------------------------------------------------------
Total operating revenue                                             3,534,095         3,074,697         2,935,283         2,760,869
------------------------------------------------------------------------------------------------------------------------------------
Operating profit(f)
Educational and Professional Publishing(b)                            187,722           151,921           162,604           125,765
Financial Services                                                    269,886           262,085           230,934           217,212
Information and Media Services                                        141,542           116,799           115,069           108,343
------------------------------------------------------------------------------------------------------------------------------------
Total operating profit                                                599,150           530,805           508,607           451,320
Share of profit of Macmillan/McGraw-Hill
   School Publishing Company (d and f)                                   --                --                --                --
Unusual charges (b,e and f)                                              --             (25,000)             --                --
Gain on exchange of Shepard's/McGraw-Hill (b)                            --             418,731              --                --
Gain on sale of interest in Nikkei/McGraw-Hill (g)                       --                --                --                --
General corporate (expense)/income (f and h)                          (75,342)          (62,073)          (63,570)          (54,134)
Interest (expense)/income - net                                       (52,542)          (47,656)          (58,766)          (51,746)
------------------------------------------------------------------------------------------------------------------------------------
Income before taxes on income (a and c)                               471,266           814,807           386,271           345,440
Provision for taxes on income                                         180,591           319,074           159,144           142,321
------------------------------------------------------------------------------------------------------------------------------------
Income before cumulative adjustment                                   290,675           495,733           227,127           203,119
------------------------------------------------------------------------------------------------------------------------------------
Cumulative effect on prior years of changes in accounting (i)            --                --                --                --
------------------------------------------------------------------------------------------------------------------------------------
Net income                                                        $   290,675       $   495,733       $   227,127       $   203,119
------------------------------------------------------------------------------------------------------------------------------------
Basic earnings per share
Income before cumulative adjustment                               $      2.94       $      4.99       $      2.29       $      2.06
Cumulative adjustment                                                    --                --                --                --
------------------------------------------------------------------------------------------------------------------------------------
Net income                                                        $      2.94       $      4.99       $      2.29       $      2.06
Dilutive earnings per share
Income before cumulative adjustment                               $      2.91       $      4.96       $      2.28       $      2.05
Cumulative adjustment (i)                                                --                --                --                --
------------------------------------------------------------------------------------------------------------------------------------
Net income                                                        $      2.91       $      4.96       $      2.28       $      2.05
Dividends per share of common stock                               $      1.44       $      1.32       $      1.20       $      1.16
------------------------------------------------------------------------------------------------------------------------------------
Operating statistics
Return on average shareholders' equity                                   20.8%             41.4%             23.3%             23.4%
Income before taxes as a percent of revenue                              13.3              26.5              13.2              12.5
Income before cumulative adjustment as a percent of revenue               8.2              16.1               7.7               7.4
------------------------------------------------------------------------------------------------------------------------------------
Balance sheet data
Working capital                                                   $   258,179       $   130,920       $   193,346       $   130,272
Total assets                                                        3,724,474         3,642,239         3,057,167         2,960,285
Total debt                                                            684,425           581,368           628,664           762,805
Shareholders' equity                                                1,434,651         1,361,118         1,035,066           913,052
------------------------------------------------------------------------------------------------------------------------------------
Number of employees                                                    15,690            16,220            15,452            15,339
====================================================================================================================================

(a) 1997 income before taxes on income reflects a $33.2 million provision for the consolidation of office space in New York City and a $20.4 million gain on the sale of Datapro Information Services.

(b) 1996 operating profit excludes a net gain on the exchange of Shepard's/ McGraw-Hill for the Times Mirror Higher Education Group comprising a $418.7 million gain on the exchange and a $25 million one-time charge for integration costs.

(c) 1995 income before taxes on income reflects a $26.8 million provision for best practice initiatives and a $23.8 million gain on sale of the topical publishing division of Shepard's/McGraw-Hill.

(d) Reflects The McGraw-Hill Companies' share of profit of Macmillan/ McGraw-Hill School Publishing Company through September 30, 1993.
Macmillan/McGraw-Hill results are consolidated effective October 1, 1993 in the Educational and Professional Publishing segment.

(e) 1993 amount reflects unusual charges in connection with the acquisition of the additional 50% interest in Macmillan/McGraw-Hill.

(f) 1989 and 1988 operating profit excludes unusual charges of $220 million and $149.6 million, respectively, as follows:

                                                          1989            1988
--------------------------------------------------------------------------------
Educational and Professional Publishing                 $ 33,140        $ 20,534
Financial Services                                        94,899          67,155
Information and Media Services                            15,554          29,009
--------------------------------------------------------------------------------
Total operating segments                                 143,593         116,698
Macmillan/McGraw-Hill joint venture units                   --             7,866
Corporate expense                                         76,407          25,000
--------------------------------------------------------------------------------
Total company                                           $220,000        $149,564
================================================================================

   1993                1992               1991               1990               1989               1988               1987
------------------------------------------------------------------------------------------------------------------------------------
$   667,444        $   567,363        $   532,438        $   534,724        $   483,666        $   437,590        $   408,252
    696,933            617,555            555,820            505,641            432,314            399,242            390,131
    831,076            865,573            854,754            898,273            872,983            836,734            801,352
------------------------------------------------------------------------------------------------------------------------------------
  2,195,453          2,050,491          1,943,012          1,938,638          1,788,963          1,673,566          1,599,735
------------------------------------------------------------------------------------------------------------------------------------
     49,374             62,746             48,928             70,196             44,107             48,185             30,464
    200,865            168,394            143,056            123,999             85,081             81,765             81,557
    102,344            113,198            120,242            170,788            192,254            175,384            176,564
------------------------------------------------------------------------------------------------------------------------------------
    352,583            344,338            312,226            364,983            321,442            305,334            288,585
     28,376             11,280             27,483             21,601             13,688              2,349             11,585
   (229,800)              --                 --                 --             (220,000)          (149,564)              --
       --                 --                 --                 --                 --                 --                 --
       --                 --                 --                 --                 --              221,783               --
    (48,538)           (50,774)           (34,415)           (28,370)             6,546              5,005              3,418
    (36,342)           (37,557)           (46,987)           (55,627)           (35,038)            (5,290)            (4,506)
------------------------------------------------------------------------------------------------------------------------------------
     66,279            267,287            258,307            302,587             86,638            379,617            299,082
     54,838            114,132            110,297            130,112             46,847            194,112            134,288
------------------------------------------------------------------------------------------------------------------------------------
     11,441            153,155            148,010            172,475             39,791            185,505            164,794
------------------------------------------------------------------------------------------------------------------------------------
       --             (124,587)              --                 --                8,000               --                 --
------------------------------------------------------------------------------------------------------------------------------------
$    11,441        $    28,568        $   148,010        $   172,475        $    47,791        $   185,505        $   164,794
------------------------------------------------------------------------------------------------------------------------------------
$      0.12        $      1.57        $      1.52        $      1.77        $      0.41        $      1.92        $      1.64
       --                (1.28)              --                 --                 0.08               --                 --
------------------------------------------------------------------------------------------------------------------------------------
$      0.12        $      0.29        $      1.52        $      1.77        $      0.49        $      1.92        $      1.64
$      0.12        $      1.57        $      1.52        $      1.77        $      0.41        $      1.91        $      1.64
       --                (1.28)              --                 --                 0.08               --                 --
------------------------------------------------------------------------------------------------------------------------------------
$      0.12        $      0.29        $      1.52        $      1.77        $      0.49        $      1.91        $      1.64
$      1.14        $      1.12        $      1.10        $      1.08        $      1.00        $      0.92        $      0.84
------------------------------------------------------------------------------------------------------------------------------------
        1.3%               3.0%              15.2%              18.8%               5.3%              21.2%              19.5%
        3.0               13.0               13.3               15.6                4.8               22.7               18.7
        0.5                7.5                7.6                8.9                2.7               11.1               10.3
------------------------------------------------------------------------------------------------------------------------------------
$    62,887        $   (19,596)       $    29,543        $    44,193        $    22,743        $   (72,023)       $   (66,214)
  3,043,232          2,473,021          2,482,679          2,501,130          2,181,718          1,705,547          1,602,181
    928,710            482,991            568,159            622,372            503,434            148,434            186,476
    823,008            908,760            998,975            954,260            880,154            922,803            825,265
------------------------------------------------------------------------------------------------------------------------------------
     15,661             13,393             13,539             13,868             13,741             13,891             13,879
====================================================================================================================================

(g) In May 1988, the company sold its 49% interest in Nikkei/McGraw-Hill, Inc., a magazine publishing operation in Japan, for $283.1 million. The gain on sale was $221.8 million ($109.8 million after taxes).

(h) General corporate income for 1989 includes gains on dispositions of businesses totaling $48.8 million, 1988 includes gains on dispositions of $26.5 million and 1987 includes gains from the settlement of a portion of the company's pension obligation of $20.1 million.

(i) The cumulative adjustment in 1992 reflects the adoption of the provisions of Statement of Financial Accounting Standards (SFAS) No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions, and SFAS No. 112, Employers' Accounting for Postemployment Benefits. In 1989, the company recognized the cumulative effect of a change in accounting for income taxes under SFAS No. 96.

Supplemental Financial Information

Quarterly Financial Information (unaudited)

                                             First        Second         Third          Fourth         Total
(in thousands, except per-share data)      quarter       quarter       quarter         quarter          year
------------------------------------------------------------------------------------------------------------
1997
Operating revenue                       $  652,935    $  836,652    $1,143,740      $  900,768    $3,534,095
Income before taxes                         24,977       108,593       225,973         111,723       471,266
Net income                                  14,986        65,156       143,499          67,034       290,675
Earnings per share:
   Basic                                      0.15          0.66          1.45            0.68          2.94
   Diluted                                    0.15          0.65          1.44            0.67          2.91
------------------------------------------------------------------------------------------------------------

1996
Operating revenue                       $  583,851    $  710,934    $  949,009      $  830,903    $3,074,697
Income before taxes (Note a)                27,259        96,240       192,773         498,535       814,807
Net income (Note a)                         16,192        57,166       114,508         307,867       495,733
Earnings per share:
   Basic                                      0.16          0.57          1.16            3.10          4.99
   Diluted                                    0.16          0.57          1.15            3.08          4.96
------------------------------------------------------------------------------------------------------------

1995
Operating revenue                       $  568,548    $  712,782    $  904,351      $  749,602    $2,935,283
Income before taxes                         23,727        89,864       179,970          92,710       386,271
Net income                                  13,951        52,841       105,822          54,513       227,127
Earnings per share:
   Basic                                      0.14          0.53          1.07            0.55          2.29
   Diluted                                    0.14          0.53          1.06            0.55          2.28
============================================================================================================

(a) The fourth quarter of 1996 includes a gain on exchange of Shepard's/McGraw-Hill for the Times Mirror Higher Education Group of $418.7 million ($260.5 million after taxes, or $2.61 per diluted share) and a one-time charge of $25 million ($14.9 million after taxes, or 15 cents per diluted share) for costs of integrating the company's College Division with the acquired higher education business.

High and low sales prices of The McGraw-Hill Companies common stock on the New York Stock Exchange*

                                 1997                1996               1995
--------------------------------------------------------------------------------
First quarter               $53 1/8-44 7/8      $46 1/4-42 3/4    $36 5/8-31 7/8
Second quarter               62 7/8-49 7/8       49 1/4-42 1/8     38 7/8-35 5/8
Third quarter                69 5/8-59           45 7/8-37 1/4     42 3/8-37 5/8
Fourth quarter               74 3/4-63 1/8       48 1/4-42 1/2     43 7/8-39 1/2
--------------------------------------------------------------------------------
Year                         74 3/4-44 7/8       49 1/4-37 1/4     43 7/8-31 7/8
================================================================================

*The New York Stock Exchange is the principal market on which the Corporation's shares are traded.

Shareholder Information

To obtain a free copy of the annual Form 10-K filed with the Securities and Exchange Commission, which contains certain additional information, contact:
Corporate Affairs Department
The McGraw-Hill Companies
1221 Avenue of the Americas
New York, N.Y. 10020-1095
http://www.mcgraw-hill.com

Shareholder Services and
Transfer Agent

Questions or changes relating to shareholder accounts should be directed to the Corporation's transfer agent:
ChaseMellon Shareholder Services
Post Office Box 3315
South Hackensack, N.J. 07606-1937
888-201-5538
www.chasemellon.com

Dividend Reinvestment Plan

This plan offers shareholders the opportunity to reinvest their dividends and make optional payments toward the purchase of additional shares of the Corporation's common stock. For more information, contact ChaseMellon at 888-201-5538.

Shareholders may contact The McGraw-Hill Companies directly about their stock by calling Shareholder Relations, 212-512-2192.

Annual Meeting

The 1998 annual meeting will be held at 11 a.m. on Wednesday, April 29, at the Corporation's headquarters, 1221 Avenue of the Americas, New York, N.Y. 10020-1095.

Stock Exchange Listing

The McGraw-Hill Companies is listed on the New York Stock Exchange (MHP).

Additional Information

Media inquiries relating to the Corporation should be directed to the Corporate Affairs Department, 212-512-3640.


48