Form 10-K, Exhibit 13
period 1998-12-31
MCGRAW-HILL COMPANIES INC
filed 1999-03-26
CIK 64040

                                                                      Exhibit 13

[GRAPHIC OMITTED]

Helping People
Reach Their
Potential

POINTS OF IMPACT--
   DIVERSE AND GROWING

The McGraw-Hill Companies touches people at all stages of life with its products and services.

      We provide educators and students with a world of knowledge crucial to learning. Financial and investment managers rely on us for information vital to the success of businesses and capital markets. Professionals, business executives and government officials around the world depend on our information, insight and analysis to stay competitive in their fields and in the global economy.

      In short, we help people throughout their lives make decisions and move ahead, through the breadth and depth of our information services.

      Four people who use our products and recognize the benefits they provide are featured in the following pages.
                                                                             >>>

Helping People Reach Their Potential
------------------------------------

[GRAPHICS OMITTED]

"Standard & Poor's presented their view of what we are doing in a way that allowed us access to the financing we need. They understand the business we are in, and were able to communicate a complicated story to a very conservative market."

Barclay Knapp--Chief Executive Officer and President
----------------------------------------------------
               NTL Inc., United Kingdom

[GRAPHICS OMITTED]

NTL, a rapidly expanding alternative telecommunications company, began its relationship with Standard & Poor's in 1993. Its Standard & Poor's-rated financings totaled $2.7 billion in 1998, "a seminal year," Barclay Knapp (above) says. "It was particularly important to convince S&P that we are headed in the right direction." NTL is investing $5 billion to build a broadband fiber-optic network throughout the United Kingdom, that nation's first.

      In Europe, corporations traditionally have relied on the banking community for most of their financing needs. The new European Monetary Union sets the stage for an historic shift patterned on American practices: public long-term debt offerings to a wide range of institutional investors.

      Standard & Poor's Ratings Services has already seen its corporate ratings activity surge in Europe. Geographic expansion and nontraditional products, including insurance, managed funds, bank loan and counterparty risk ratings, continue to boost revenue in line with long-term goals.

Helping People Reach Their Potential
------------------------------------

[GRAPHICS OMITTED]

"Business Week has very comprehensive reports on information technology and its impact on the economy and life. That is absolutely the right environment for IBM."

Maureen McGuire--Vice President, Worldwide Integrated Marketing Communications
------------------------------------------------------------------------------
                 IBM Corp.

[GRAPHICS OMITTED]

A concerted campaign by Business Week to become a preferred advertising medium for high-tech companies has helped spark four straight years of record revenue and profit gains. Technology advertising now accounts for about half of the magazine's advertising revenue.

      "Particularly over the last couple of years, Business Week has been effectively reaching managers involved in technology decisions," notes Maureen McGuire (left) of IBM. The company has advertised in Business Week since the magazine's first issue 70 years ago, and an eight-page insert in the December 14, 1998 issue on electronic business scored higher than any other ad in IBM's history in terms of persuasion. "We were very pleased with the feedback from readers," Ms. McGuire says.

      Standout cover stories such as "The 21st Century Economy," "Global Risk" and "The Euro" exemplify Business Week's skill in addressing reader interests in a wide range of topics relevant to management. Thanks to its talented staff and unmatched editorial network, Business Week won 20 awards in 1998 for its rich mix of useful, analytical and insightful coverage.

Helping People Reach Their Potential

[GRAPHICS OMITTED]

[GRAPHICS OMITTED]

"The Internet is profoundly changing the world in general and marketing in particular. McGraw-Hill seems to be the only major publisher aware of that fact."

Dr. David O'Gorman--Professor, Department of Management Information Systems
---------------------------------------------------------------------------
                    University of Illinois-Springfield

When Dr. David O'Gorman (above) began developing a marketing course to be offered to students via the Internet, he found that only McGraw-Hill Higher Education had the tools he needed. Using cutting-edge McGraw-Hill Learning Architecture software, Dr. O'Gorman is combining his own original material with material from Marketing Principles and Perspectives, by Bearden, Ingram and Laforge, to create a seamless text for his classes.

      "I view McGraw-Hill as a partner in the exploration of the role of education in this new era of the rapid co-evolution of the Internet and society," said Dr. O'Gorman. "They understand the key role an educated population plays in the growth of free-market economies."

      McGraw-Hill Learning Architecture was introduced in early 1998 and is becoming an important catalyst in the transformation of higher education. The Web-based system provides online course management and communications tools for professors, giving students instant access to additional course materials and other online tools to enrich their coursework. More than 300 McGraw-Hill Learning Architecture Web sites are now available to students and professors.

Helping People Reach Their Potential

[GRAPHICS OMITTED]

Dr. Tranice Jackson--Physician, Director of Performance Improvement
-------------------------------------------------------------------
                     Lincoln Medical and Mental Health Center
                     St. Barnabas affiliate, The Bronx, New York

The list of our print products available in electronic form continues to grow in many disciplines, including management, business, technology, engineering, science and medicine. The world's best-selling medical reference, Harrison's Principles of Internal Medicine, is a prominent recent example--an expanded cyberspace edition was added in June.

      Dr. Tranice Jackson (right), who has used the book version throughout her ten-year medical career, became one of the early subscribers to Harrison's Online, offered on the Internet for an annual fee. She likes the quick, easy access to current information on research, breakthroughs and other ever-changing medical subjects.

      Harrison's Online includes all of the material found in the acclaimed 14th edition of the standard reference for doctors, plus much more. It is updated every two weeks in contrast with print revisions that appear about every three years.

[GRAPHICS OMITTED]

"Since medicine changes so rapidly, the frequent updates that Harrison's Online provides are very valuable. I can print out the information I need immediately."

[GRAPHICS OMITTED]

      The McGraw-Hill Companies Holds Leadership Positions in Each of the Markets it Serves

>     In Financial Services

      o Standard & Poor's Ratings Services is the number one rating service in the world and is applying its leadership to rating and evaluating a growing array of nontraditional financial instruments.

      o Standard & Poor's Indexes, led by the S&P 500, are the world's benchmark measures of equity market performance.

      o Standard & Poor's Compustat is the leading source of financial databases and advanced PC-based software for financial analysis.

      o Standard & Poor's MMS supplies the world with real-time fundamental and technical analysis in the global money, bond, foreign exchange and equity markets.

      o Standard & Poor's Platt's is the key provider of price assessments within the petroleum, petrochemical and power markets.

      o Standard & Poor's J.J. Kenny produces the most comprehensive evaluative pricing information for the fixed-income investment community.

      o Standard & Poor's DRI is the leading supplier of economics-driven information to corporate and government clients.

Helping People Reach
      Their Potential
            Takes LEADERSHIP
--------------------------------------------------------------------------------

>     In Educational and Professional Publishing

      o The McGraw-Hill School Division stands number one in providing educational materials to elementary schools.

      o     Glencoe/McGraw-Hill tops the grade 6-12 segment.

      o CTB/McGraw-Hill is the preeminent publisher of nationally standardized tests for the U.S. K-12 market.

      o Irwin/McGraw-Hill is the premier publisher of higher educational materials in business, economics and information technology.

      o The Professional Book Group is the leading publisher of business, computing and reference books serving the needs of professionals and consumers worldwide.

>     In Information and Media Services

      o Business Week is the world's most widely read business publication, with a global audience of 6.3 million.

      o F.W. Dodge is the leading provider of information to construction professionals.

      o Sweet's Group is the premier supplier of building products information, in print and electronically.

      o Architectural Record stands atop its industry as the official publication of the American Institute of Architects.

      o Aviation Week & Space Technology is the world's most authoritative aerospace magazine.

      o Tower Group International is the leading provider of customs brokerage and freight forwarding services.

[GRAPHICS OMITTED]

>>> The most obvious mark of corporate leadership is competitive position, and The McGraw-Hill Companies stands number one in many product categories.

            But such success tells only part of the leadership story. True leadership in business extends well beyond sales results and is based on the positive impact of a company's products and services on its customers. We are making a significant impact on all the audiences we serve.

            In financial services we play a vital role in the functioning of the world's capital markets. In education we not only help teachers teach and students understand but also influence the curriculums that guide them--improving the learning process for everyone involved. In professional publishing we provide knowledge and insight essential to career advancement. In information and media services we pinpoint and explain to a global marketplace what is most important.

            Leadership charts a course to excellence. It embodies a spirit of excitement and innovation. It establishes the benchmarks for others to measure themselves. The ultimate effect is economic and social progress.

            Today, leaders must stand in the technology vanguard, and that is one of our key initiatives. For example, new appointments in recent years have included a cadre of executives attuned to technology advances. A recent agreement with AT&T allows us to offer customers the convenience of one-point access to all of our electronic information products through a single global network. Standard & Poor's, now consolidating its New York operations in a remodeled office tower in the heart of the financial district, is opening a state-of-the-art technology center at the site.

            Our leadership has always rested heavily on the quality, integrity and dedication of our people. Our globe-spanning corps of analysts, editors and writers bring unmatched depth and scope to our extensive family of products. They have helped build unquestioned trust. The stature they have attained is visible in their daily work and in the recognition they earn.

            Leadership also requires keen awareness of societal concerns as well as customer needs.

            We have led global efforts with governments and businesses to formulate policies that will encourage expansion of online information services. We have been in the forefront in establishing a comprehensive policy governing online privacy, which has been commended by officials in the U.S. and Great Britain. We have been equally active in the drive to protect intellectual property rights in the evolving electronic information age.

            Leaders help people to reach their potential. That is what we do--in the financial community, in business and the professions, and in education.

            We help people by building trust, driving global growth and pinpointing the important, concepts we are focusing on to continue our success.

[GRAPHICS OMITTED]

BUILDING TRUST
--------------

Spotlight on Literacy Shines Bright

Our elementary school publishing business has long been known for its exceptional reading programs, and the trust earned was evident in 1998.

      The McGraw-Hill School Division captured the largest share of the K-6 reading and language arts market in a number of states and cities. Notably, Spotlight on Literacy, in its second year, combined with SRA/McGraw-Hill's supplementary Collections for Young Scholars to win the top share--34%--in the largest U.S. educational market, California.

      The 16 elementary schools in the Crenshaw/Dorsey Charter Cluster of the Los Angeles Unified School District started using the Spotlight on Literacy program in 1997 after a comprehensive selection process. "McGraw-Hill had a track record of support that a lot of our schools remembered," explains Dr. Daniel Lawson, Cluster Administrator. "We knew we could count on the company's representative, who has worked in our district for some 20 years."

      Equally important, Spotlight on Literacy meets specific needs of teachers and students. "It overlays the program we had developed to align skills, teaching strategies and student activities with state standards," Dr. Lawson adds.

      Throughout the nation there's a renewed interest in phonics, and Spotlight on Literacy effectively balances strong phonics instruction with quality literature, while offering manageable editions for teachers that make instruction easier.

[GRAPHICS OMITTED]

>>> Relationships built on trust can start at an early age and endure a lifetime. An example: During business discussions in his office, a European CEO digressed briefly to show our visiting executives the McGraw-Hill textbooks he had used as a college student in the U.S. He knew well the reputation for integrity, clarity and analytical leadership represented by the McGraw-Hill name.

            The widely recognized quality of our products underlies our success at a time when reliability and reputation have never been more important.

      Our educational products are known for exemplary scholarship, ease of use, and leadership in technology. Our Versatile Learning System, to cite one example, provides students and teachers with balanced, easy-to-use multimedia learning materials integrating textbooks, software, laser disks, audio and video components.

            Reading products, which account for 40% of our School Division's revenue, led the nation in new sales in 1998. Social studies and music programs for elementary schools also have been well received.

            Elementary math moves to the forefront in 1999. A new edition of Math in My World has been created to compete in six state adoptions, including Texas, the second largest education market. (Textbook purchases in 20 "adoption" states are guided by state-approved lists.)

            Glencoe/McGraw-Hill, the nation's number one secondary educational publisher, posted superb sales in grade 6-12 math adoptions in seven states during 1998 and in biology, science, social studies and foreign languages.

            The acquisition of Optical Data Corporation by SRA/McGraw-Hill in October strengthens our programs for the substantial science adoptions coming in 2000. Optical Data's video-enhanced supplementary materials will be incorporated in our math, science and social studies programs.

      Every business day Standard & Poor's indexes are cited as key benchmarks of stock market performance. The worldwide reputation of the S&P 500 has nurtured a growing international family of indexes.

            Its newest offspring mirror our global objectives. In 1998 we launched indexes for Europe--the S&P Euro and S&P Euro Plus--and a new equity index in Canada with the Toronto Stock Exchange. In 1999 we'll introduce new indexes for Asia, Latin America and the United Kingdom, and we're exploring opportunities with the Tokyo Stock Exchange. By year-end 1999 we expect to launch the S&P Global 1200.

            S&P indexes are the foundation for a growing array of investment funds and exchange-traded products, which continue to generate new revenue. We receive fees based on assets and trading activity, and the recent volatility of the stock market has increased the revenue stream. Currently, more than $700 billion is invested in mutual funds tied to S&P indexes.

            SPDRs (S&P depository receipts), linked to and directly tracking S&P indexes, consistently top the American Stock Exchange's most active list. Similarly, trading volume on the Chicago Mercantile Exchange of futures and options linked to S&P indexes is also high. Both exchanges introduced new trading instruments in 1998 tied to S&P indexes.

            The trust we have built in the education, financial and business-to-business markets is the foundation for our consumer products.

            Parents have assumed a more active role in the education of their children, and to assist instruction in a home setting we've introduced the "Junior Academic Series" through an alliance with Warner Bros. Twenty workbooks for children ages 3-8 feature "Looney Tunes" and "Animaniacs" cartoon characters. These materials from the McGraw-Hill Consumer Products Division provide instruction in math, phonics, vocabulary and thinking skills, combining our school-based expertise with an entertainment component that makes learning at home fun for children.

[GRAPHICS OMITTED]

DRIVING GLOBAL GROWTH
---------------------

Growth with a Spanish Accent

Publishing generates the largest share of our international revenue--through exports from the U.S., production in English at facilities outside the U.S., and production in local languages.

      Higher education materials generate more than 40% of our net operating income from international publishing, and the outlook is bright. Higher education enrollments outside the U.S., influenced by population and social factors, are rising more than twice as fast as the U.S. rate.

      Spanish-language countries account for nearly half of the international higher education revenue and offer the greatest growth potential, reflecting favorable demographic trends and the strong market presence we've built. With six publishing centers and nearly 1,000 employees in Spanish-language markets, we annually produce some 800 new or revised titles in Spanish.

      The rest of our international publishing revenue is divided almost equally among the Asia-Pacific region, Canada and Europe. Each of these markets offers substantial opportunities--in professional as well as educational publishing.

[GRAPHICS OMITTED]

>>> Europe contributes almost half of our international revenue, growing at a double-digit rate. With a push from the new Monetary Union, the European market will be a springboard for growth in many of our key businesses. Some expectations:

            o European companies that once financed their growth mainly by borrowing from banks are shifting to the issuance of corporate bonds instead, while nontraditional financial instruments also boom. Those are both large opportunities for Standard & Poor's Ratings Services, which has built the world's largest network of ratings professionals.

            o Increases in investments by Europeans building retirement funds--the result of a transition to privately funded pension plans--will accelerate demand for global financial information. Pluses for Standard & Poor's Financial Information Services.

            o The continued growth of English in business communications and as a second language in everyday use widens. Pluses for our educational products and the European edition of Business Week.

            o The promise of the global economy depends on educational training. Pluses for our global publishing activities--most notably our business, finance, engineering, information technology and English instruction products.

            In Asia, economic problems have slowed growth but have not seriously affected our operations or diminished the region's long-term opportunities. Our brands are strong in Asia. In a survey of 6,000 executives representing 11 Asian countries, we were chosen as one of Asia's 200 leading companies.

            Though some countries in Latin America have experienced economic pressures, the region also remains an important market--both for our educational products (notably in Mexico) and our financial services.

            We're not only the beneficiaries of global growth. We help spur global growth because our products provide information and analysis crucial to capital markets, business and education--the cornerstones of progress.

            Revenue from international sources in our financial services business rose at a 17% compound annual growth rate during the 1993-98 period. New information products helped spur that growth. Those introduced over the past three years accounted for 12% of total revenue within the Financial Information Services group in 1998.

            In the past, many of our online financial services were distributed over networks controlled by third-party "quote vendors." With the Internet we now reach many of our customers directly. Some examples:

            o Standard & Poor's MMS introduced its first Internet product in April 1998. Now a subscription service, Global Markets Live offers real-time information and analysis on global bond, equity, currency and commodity markets 24 hours a day.

            o In June, Standard & Poor's ComStock launched Xpresso, an Internet-delivered service based on the Java software platform. Xpresso provides the full scope of ComStock's financial market information, including global securities quotes, news and sales data.

            o S&P Fund Advisor also debuted in June, focusing on mutual funds and providing critical news, commentary and rankings to brokers and financial planners via the Internet. Mutual fund data comes from Standard & Poor's Micropal, the leading global provider of managed funds data and information on some 40,000 funds around the globe.

            o In 1999, Standard & Poor's Compustat will add more than 4,000 companies based outside North America to its electronic database.

[GRAPHICS OMITTED]

>>> Avalanche. Flood. Overload. Prodigious and ever-growing volumes of information reach all of us daily.

            More information doesn't necessarily provide more insight and understanding. In fact, more information can simply leave people more bewildered.

            Distilling mountains of information down to what's most important is fundamental to our businesses, whether the finished product is a financial analysis, a news report or a means of learning.

            Most read. Best read. Worldwide. The tagline for Business Week reflects the magazine's 6.3 million readers around the globe, nearly 1.5 million more than its nearest competitor. Business Week is now the fastest growing English-language business publication in both Europe and Asia.

            In 1998 Business Week Online--fee-based now for nonsubscribers of the magazine--expanded and redesigned its Enterprise area, tailored to help small-business owners succeed in today's markets.

            In the construction industry, The McGraw-Hill Construction Information Group (MH-CIG) is the foremost source of information crucial to new construction projects and planning. MH-CIG has increasingly turned to the Internet and other electronic tools to gather and distribute information. By year-end 2000 nearly half of its revenue will derive from electronic products.

PINPOINTING THE IMPORTANT
-------------------------

            Dodge Plans is the latest of several MH-CIG electronic products stemming from print media. It provides access--online or by CD-ROM twice weekly--to the plans, specifications and bidding requirements for more than 60,000 new construction and renovation projects.

            F.W. Dodge, which accounts for about two-thirds of MH-CIG's revenues, also expanded its coverage to include projects in Canada and the United Kingdom. It formed an alliance with Glenigan, the leading construction news service in England, to reach a wider audience faster by exchanging information over the Internet.

            Every fall the construction industry turns to the McGraw-Hill Construction Information Group for the preeminent forecast of building activity for the coming year. The group's annual "Construction Outlook" commemorated its 70th anniversary in 1998.

      Our "helping people reach their potential" mission added another dimension in 1998. We consolidated three related units into

[GRAPHICS OMITTED]

a new entity, McGraw-Hill Lifetime Learning, that provides self-directed, technology-based instruction for professional and personal development.

      Nowadays, people committed to their careers never leave the classroom, though the "classroom" comes in various forms and increasingly is a computer.

      The acquisition in July of Xebec Multi Media Solutions, based in England, substantially enhances our capabilities in lifetime learning. We can deliver interactive training programs in several languages for professionals via the Internet, corporate intranets and other multi-media platforms. Xebec's product family includes 27 multimedia programs in CD-ROM format on topics ranging from customer service to teamwork and marketing.

Presenting what's new and important is a primary purpose of trade conferences and expositions, and our activity in this area continues to expand. Our Science and Technology Group, for example, inaugurated two new events in 1998: Chemical Engineering sponsored a two-day CE Expo in June, and in November Modern Plastics staged the first major American conference bringing together plastics-processing tool buyers and manufacturers. The events, featuring more than 150 speakers in total, drew thousands of attendees and hundreds of exhibitors.


Navigating Unpredictable Times

      In what Business Week has termed "an era of utter unpredictability," multimedia information and guidance from Standard & Poor's and our other business-to-business units have never been in greater demand.

      Standard & Poor's MMS, expecting Europe's bond market to soar following the advent of the euro, launched Eurobond Market Insight in September. The online service provides real-time analysis and market commentary to help investors evaluate Eurobond risks and tap emerging opportunities.

      Standard & Poor's Ratings Services continues to move into new territory--from both a geographic and a product diversification standpoint. In January 1999 Standard & Poor's Ratings Services introduced Ratings Direct, the first complete Web-based subscription service for Standard & Poor's ratings information.

      Our Aviation Week Group has been especially active in expanding its multimedia services. It launched a major new event, Aerospace Expo, and a Web site to link buyers and sellers of business aircraft. And in an exciting new alliance, the Aviation Week Group provides editorial guidance, content and commentary for the global programs of the new Wingspan Air & Space television network.

      Our four television stations have continued their leadership in providing local news in San Diego, Denver, Indianapolis and Bakersfield, Calif. They continue to win awards for insightful reports on breaking events and key issues in their communities.

THE McGRAW-HILL COMPANIES AT A GLANCE

Business Segments

Financial
Services
------------
Standard & Poor's     Retail Division                       Institutional & Corporate Division     Securities Processing Division
Financial              Standard & Poor's ComStock            Standard & Poor's Compustat            Standard & Poor's
Information Services   Standard & Poor's Index Services      Standard & Poor's Securities, Inc.      J.J. Kenny Drake
                       Standard & Poor's Micropal            Standard & Poor's DRI                  Standard & Poor's J.J. Kenny
                       Standard & Poor's Retail Brokerage   Sales & Trading Division                 Evaluation & Information
                        Standard & Poor's Published Image    Standard & Poor's MMS                    Services
                       Standard & Poor's Investment          Standard & Poor's Platt's              Standard & Poor's CUSIP Services
                        Advisory Services                    Standard & Poor's Blue List            Standard & Poor's Dividend
                       Standard & Poor's                                                             Services
                        Consumer Division

------------------------------------------------------------------------------------------------------------------------------------

Standard & Poor's      Corporate Ratings                    Public Finance Ratings
Ratings Services       Insurance Ratings                    Sovereign Ratings
                       Financial Institution Ratings        Structured Finance Ratings
                       Managed Funds Ratings                Infrastructure Finance Ratings
                                                            Ratings Information Services

Educational
and
Professional
Publishing
------------

Educational            McGraw-Hill School Division          SRA/McGraw-Hill
Publishing             Glencoe/McGraw-Hill                  McGraw-Hill Consumer Products
                       CTB/McGraw-Hill

------------------------------------------------------------------------------------------------------------------------------------

Higher Education       McGraw-Hill Higher Education          Irwin/McGraw-Hill
                        McGraw-Hill College                  Dushkin/McGraw-Hill
                        WCB/McGraw-Hill                      Primis Custom Publishing

Professional           Professional Group                   International Publishing                McGraw-Hill Europe, Middle
Publishing              Science, Technical and Medical       McGraw-Hill Canada                      East, Africa
                        Osborne/Computing                    McGraw-Hill Latin America/             McGraw-Hill Asia/Pacific
                        Business/General Reference            Spain
                       McGraw-Hill Lifetime Learning
                        Xebec/McGraw-Hill

Information
and Media
Services
-----------

Broadcasting Group      KMGH-TV (Denver)                     KERO-TV (Bakersfield)                   All ABC-affiliates
                        KGTV (San Diego)                     WRTV (Indianapolis)

------------------------------------------------------------------------------------------------------------------------------------

Business Week Group     Business Week
                        Business Week International
                        Business Week Online

------------------------------------------------------------------------------------------------------------------------------------

McGraw-Hill             F.W. Dodge                           Engineering News-Record
Construction            Sweet's Group                        Design-Build
Information Group       Architectural Record

------------------------------------------------------------------------------------------------------------------------------------

Publication             Aviation Week                         Postgraduate Medicine                  Power
Services Group           Aviation Week & Space Technology     Healthcare Informatics                 Electrical World
                         A/C Flyer                            e.MD                                   Global Energy Business
                         Business & Commercial Aviation       Your Patient & Fitness                 Electric Power International
                         World Aviation Directory             Healthcare Education Group             Information Technologies for
                         O&M Magazine                        Science & Technology Group               Utilities/IT
                         Aviation Week Newsletters            Chemical Engineering                   Energy and Business
                        Healthcare Information Group          Modern Plastics/Modern                  Newsletters
                         Hospital Practice                     Plastics International                Utility Data Institute
                         The Physician and Sportsmedicine

------------------------------------------------------------------------------------------------------------------------------------

Tower Group             Tower Group International
International           Tower Group International
                          Canada, Inc.

Key Markets                                           Market Factors

Global financial markets. Customers include           Continued growth in self-directed investment plans drives demand for
investors, corporations, government agencies,         information and services. Interest in global and regional indexes increases.
financial institutions, portfolio managers,           S&P 500 performance continues to outstrip most managed funds, creating demand
brokers, unit investment trusts and mutual fund       for index licenses and generating more license-related revenue. Relatively
managers, commodities, securities and foreign         high turnover in mutual funds compared with individual stock ownership raises
exchange traders, libraries                           demand for mutual fund information. A common European currency and financial market builds demand for analytical services.

------------------------------------------------------------------------------------------------------------------------------------

Global capital markets. Customers include debt        Global debt markets will grow dramatically with trend away from bank borrowing
issuers, investors, intermediaries and related        to bond issuance. Increasing demand for nontraditional ratings services, such
financial market participants                         as insurance and managed fund ratings. Ongoing globalization of capital markets and development of emerging markets. Increasing demand for credit information and opinions around the world. Continued strength in core U.S.
                                                      debt markets.

Elementary, secondary, testing, vocational,           Baby boom's echo continues to swell enrollments. Strong adoption schedule
consumer and postsecondary fields                     through 2004. Education funding environment continues to strengthen. Teacher and student accountability drives testing and new curriculum products. New technology products in increasing demand.

------------------------------------------------------------------------------------------------------------------------------------

College and postgraduate fields                       Enrollments continue to surge in U.S. and internationally, with non-U.S.
                                                      enrollments expanding at more than twice the rate of strong U.S. growth.
                                                      Technological innovation continues to gain momentum in higher education publishing, with demand for custom publishing and Web-enhanced curriculums growing. Used book market levels off. Industry consolidation continues.

------------------------------------------------------------------------------------------------------------------------------------
Engineering, science, medicine, healthcare,           Increasingly global markets. Growth in demand for Web-based information.
computer technology, business and government          Accelerating trend toward lifetime learning drives demand for all forms of
markets in the United States and internationally;     information products, including books, electronic products, and training
business training markets; education markets          materials. Digitally printed products and digital distribution now
internationally                                       well-established, adding new channels to market and increasing marketability of low-volume titles. Economic uncertainty in Latin America and Asia;
                                                      long-term international growth expectations for professional and educational materials remain high.

Television audiences in Denver, Indianapolis, San     Advertising spending is expected to be favorable as long as inflation and
Diego and Bakersfield, Calif.                         unemployment remain stable. Recovery of automotive sector is expected. Reduced political activity in odd-numbered year.

------------------------------------------------------------------------------------------------------------------------------------

Business professionals, consumers and advertisers     Corporate profits and cash flow expected to remain favorable. Continued ad
worldwide                                             growth worldwide, although slower in response to key economic factors that support advertising. Circulation revenue for consumer magazines projected to increase. Online advertising projected to continue dramatic growth pattern.

------------------------------------------------------------------------------------------------------------------------------------

Building products manufacturers, architects,          Modest new-construction growth is forecast. Construction industry continues to
engineers, contractors, real estate owners,           become more technologically savvy; increasing demand for Web-based
developers and investors                              construction information. Softer advertising market in key categories. New competition continues to emerge.

------------------------------------------------------------------------------------------------------------------------------------

Professionals and corporate executives around the     Strong economy and corporate profits aid business publication advertising.
world in aviation, healthcare and science and         Business-to-business magazines and tradeshow markets both growing. Internet
technology                                            commerce growing fast. Asian and Latin American problems continue to affect global industries. Aviation and aerospace industry approaching a peak in 1999, but long-term outlook is positive. Energy market evolving from a regulated to a deregulated market. Healthcare information market continues to grow.

------------------------------------------------------------------------------------------------------------------------------------

Major North American importers and exporters          World trade continues to grow. Increase in corporate outsourcing of logistics functions with single-source providers. Increased complexity of global trade also requires more logistics support. Increased demand for new information technology solutions.

FINANCIAL REVIEW
---------------------------------------

   [The following table was depicted as a bar charts in the printed material.]

Operating Revenue by Segment
(dollars in millions)

                                                   1996      1997      1998

Educational and Professional Publishing           $1,278    $1,574    $1,620

Financial Services                                   856       980     1,153

Information and Media Services                       941       980       956
                                                  ------    ------    ------
                                                  $3,075    $3,354    $3,729
                                                  ======    ======    ======

   [The following table was depicted as a bar charts in the printed material.]

EBIDTA by Segment
(dollars in millions)

                                                    1996      1997      1998

Educational and Professional Publishing             $324       421       444

Financial Services                                   292       323       374

Information and Media Services                       152       157       157
                                                    ----      ----      ----
                                                    $768      $901      $975
                                                    ====      ====      ====

Earnings before interest, taxes, depreciation and amortization, excluding unusual items.

   [The following table was depicted as a bar charts in the printed material.]

Capital Expenditures by Segment
(dollars in millions)

                                                    1996      1997      1998

Educational and Professional Publishing             $201       193       258

Financial Services                                    20        24        50

Information and Media Services                        25        29        66
                                                    ----      ----      ----
                                                    $246      $246      $374
                                                    ====      ====      ====

   [The following table was depicted as a bar charts in the printed material.]

Operating Profit by Segment
(dollars in millions)

                                                    1996      1997      1998

Educational and Professional Publishing             $152       196       218

Financial Services                                   262       290       338

Information and Media Services                       117       123       122
                                                    ----      ----      ----
                                                    $531      $609      $678
                                                    ====      ====      ====

Excludes the following items:

1998  o     Gain on the sale of a building
      o     Writedown of Continuing Education Center's assets
1997  o     Gain on the sale of Datapro Information Services
      o     Real estate writedowns for the consolidation of office space in New
            York City
1996  o     Gain on the exchange of Shepard's/ McGraw-Hill legal publishing unit for the Times Mirror Higher Education Group
      o     Integration charge related to the exchange

Financial Contents
--------------------------------------------------------------------------------
26 Management's Discussion and Analysis
35 Consolidated Statement of Income
36 Consolidated Balance Sheet
38 Consolidated Statement of Cash flows
39 Consolidated Statement of Shareholders' Equity
40 Notes to Consolidated Financial Statements
47 Report of Management/Report of Independent Auditors
48 Eleven-Year Financial Review
50 Supplemental Financial Information

MANAGEMENT'S DISCUSSION AND ANALYSIS
Operating Results

CONSOLIDATED REVIEW

(in millions)                                1998           1997            1996
--------------------------------------------------------------------------------
Operating Revenue                        $3,729.1       $3,534.1        $3,074.7
% Increase                                    5.5           14.9             4.7
--------------------------------------------------------------------------------
Operating Profit                         $  689.1       $  599.1        $  924.6
% Increase (Decrease)                        15.0          (35.2)           81.8
--------------------------------------------------------------------------------
% Operating Margin                             18             17              30
--------------------------------------------------------------------------------
Income Before Taxes                      $  560.4       $  471.3        $  814.8
--------------------------------------------------------------------------------
Net Income                               $  333.1       $  290.7        $  495.7
================================================================================

Operating profit is income before taxes on income, interest expense and corporate expense. Includes unusual items as described below.

1998 COMPARED WITH 1997

REVENUE AND EARNINGS

Operating revenue for the year of $3.7 billion grew 5.5% from 1997, reflecting strong growth in the Financial Services segment, along with modest growth in the Educational and Professional Publishing segment despite a very strong 1997 year. Excluding divested businesses, revenues increased 8.1%.

      Operating profit of $689.1 million grew 15.0% and net income of $333.1 million increased 14.6% from 1997. Included in the respective periods are the following one-time items: In the third quarter of 1998, the company recorded a $26.7 million pretax gain ($16.3 million after-tax, or 8 cents per diluted common share) on the sale of an office building, reflecting an improved real estate market in New York City (the pretax gain is recorded as other income on the consolidated statement of income and is reflected in the operating profit of the Financial Services segment); an $8.7 million extraordinary loss after taxes of $5.6 million (4 cents per diluted common share) on the early extinguishment of debt; and a $16.0 million pretax charge ($9.8 million after-tax and 5 cents per diluted common share) in the Educational and Professional Publishing segment for the writedown of assets at the Continuing Education Center due to a continuing decline in enrollments. In the second quarter of 1998, the company sold the remainder of its Information Technology and Communications Group. The proceeds of $28.6 million approximated book value.

      In the third quarter of 1997, the company divested its McGraw-Hill London House and McGraw-Hill School Systems businesses, which were part of the Educational and Professional Publishing segment, for $29 million in cash; the proceeds approximated the book values of the properties. Also during the quarter, the company divested its Datapro Information Services business for proceeds of $25 million in cash; the quarter results reflect a pretax gain of $20.4 million ($20.2 million after-tax, or 10 cents per diluted common share) on the divestiture. The pre tax gain is recorded as other income on the consolidated statement of income and is reflected in the operating profit of the Information and Media Services segment.

      1997 expenses also include a one-time, noncash provision of $33.2 million ($19.9 million after taxes, or 10 cents per diluted common share) for the consolidation of office space in New York City. The one-time provision was primarily for the writedown of a building and the writedown of leasehold improvements for office space vacated in the company's headquarters building. The provision associated with each segment and corporate expense is as follows:
Educational and Professional Publishing - $8.6 million; Financial Services - $20.4 million; Information and Media Services - $1.5 million; and Corporate - $2.7 million.

      Excluding the extraordinary loss and other one-time items in 1998 and 1997, operating profit was $678.4 million, an increase of 11.4% over 1997, while net income was $335.4 million, or 15.5% higher than the same period in 1997.

      Earnings per share for 1998 was $1.67, an increase of 14.4% over 1997. Excluding the extraordinary loss and other one-time items, EPS was $1.68, a 15.1% increase over 1997.

EXPENSES

Operating expenses for 1998 increased 2.2%. Excluding the net effect of acquisitions/divestitures and the 1997 facilities charge, operating expenses would have increased 6.2%, reflecting investments in new products and technology and modest inflationary increases in key categories, such as compensation, somewhat offset by cost containment. Combined paper, printing and distribution prices increased approximately 1.8% primarily due to the carryforward impact of paper price increases that occurred in late 1997 and normal printing increases.

      Selling and general expenses increased 6.9%, reflecting volume-related increases. A significant portion of both operating and selling and general expenses is compensation, which increased approximately 8% to $1.0 billion.

      Depreciation and amortization expense, including amortization of goodwill, intangible assets and prepublication costs, increased $5.7 million, or 1.9%, primarily due to technology-related investments and the first full year of office space consolidation in New York City.

      In 1999, combined paper, printing and distribution prices are expected to decrease by approximately 1-2% reflecting favorable market conditions which more than offset the January 1999 postage increase. The impact of merit increases on compensation costs should approximate 4%.

INTEREST EXPENSE

Net interest expense of $48.0 million decreased $4.6 million, or 8.7%, from the prior year essentially due to lower debt levels resulting from improved cash flow. Average commercial paper borrowings declined to $417 million from $489 million. The lower interest expense also reflects the company's decision to repurchase $155 million of its 9.43% notes, which will be replaced at lower rates. The average commercial paper rate was 5.6% for both 1998 and 1997.

      In 1999, interest expense may increase due to the recently announced stock buyback program (see Note 9).

PROVISION FOR INCOME TAXES

The provision for income taxes as a percent of income before taxes was 39% compared with 40% in 1997, excluding the gain on the sale of Datapro, due to favorable apportionment changes reducing state taxes. In 1999, the effective tax rate is expected to approximate the current year's rate.

1997 COMPARED WITH 1996

REVENUE AND EARNINGS

In 1997, The McGraw-Hill Companies achieved significant growth in revenue and profit. The 14.9% growth in operating revenue reflects excellent sales in elementary-high school (el-hi) publishing; record revenue at Standard & Poor's Ratings Services from strong new issuance volume in the U.S. bond market and global expansion; and the acquisition of the former Times Mirror Higher Education Group. Excluding nonrecurring items, operating profit improved $78.4 million, or 14.8%, reflecting the strong revenue growth. Net income increased 16.2% to $290.7 million and diluted earnings per share increased to $1.46 from $1.25 last year.

      Comparisons exclude the 1996 gain on the exchange of the Shepard's/McGraw-Hill legal publishing unit for the Times Mirror Higher Education Group of $418.7 million ($260.5 million after taxes, or $1.30 per diluted share) and an unusual charge of $25 million ($14.9 million after taxes, or 7 cents per diluted share) for costs to integrate the College division with the acquired higher education business.

      In 1997, the Datapro Information Services business was divested for $25 million in cash; operating results reflect a gain of $20.4 million ($20.2 million after taxes, or 10 cents per diluted share). The pretax gain is recorded as other income on the consolidated statement of income and is reflected in the operating profit of the Information and Media Services segment. The McGraw-Hill London House and McGraw-Hill School Systems units were also divested in 1997 for $29 million in cash; the proceeds approximated the book values of the properties.

      1997 earnings reflect a one-time, noncash provision of $33.2 million ($19.9 million after taxes, or 10 cents per diluted share) for the consolidation of office space in New York City. This one-time provision was primarily for the writedown of a building to be sold as part of the office consolidation and the writedown of leasehold improvements for the surrender of office space to be vacated in the headquarters building. These actions were taken to consolidate into fewer and more efficient locations and to align future space requirements with growth plans. The 1997 operating profit of each segment and corporate expenses reflect the amount of the provision associated with each segment. New leases were signed for approximately 1.4 million square feet of office space through the year 2020.

      Income before taxes, excluding the gain on the sale of Datapro and the facilities charge, increased 14.9% over 1996, reflecting the strong revenue gains.

EXPENSES

Operating expenses in 1997 increased 12.9%, reflecting higher revenue, investments in new products and modest inflationary increases in key expense categories, such as compensation. Operating expenses include the one-time $33.2 million facilities charge. Combined printing, paper and distribution prices declined in 1997 by approximately 2% due to the impact of lower paper prices earlier in the year, the successful negotiations with suppliers and the leverage gained through the acquisition of the former Times Mirror Higher Education Group.

      Selling and general expenses increased 16.1%, reflecting volume-related increases. A significant portion of both operating and selling and general expenses is compensation, which increased approximately 9% to $927 million, reflecting the impact of merit increases, the acquisition of the Times Mirror Higher Education Group and incentive related compensation.

      Depreciation and amortization expense, including amortization of goodwill, intangible assets and prepublication costs, increased $55 million, or 23.0%, due primarily to the impact of the acquisition of the Times Mirror Higher Education Group and the amortization of prepublication costs associated with 1997 el-hi adoptions.

INTEREST EXPENSE

Net interest expense in 1997 was $52.5 million compared with $47.7 million in 1996, an increase of $4.8 million, or 10.3%, resulting from an increase in average commercial paper interest rates from 5.4% in 1996 to 5.6% in 1997 and an increase in commercial paper borrowing levels.

PROVISION FOR INCOME TAXES

The provision for taxes as a percent of income before taxes, excluding the gain on the sale of Datapro, was 40.0% in 1997 compared with 40.6% in 1996, excluding the gain on the exchange of Shepard's/McGraw-Hill for Times Mirror Higher EducationGroup. The reduction in the effective tax rate reflects lower state taxes resulting primarily from the acquisition of the Times Mirror Higher Education Group. Including the gain on the sale of Datapro lowers the 1997 effective tax rate to 38.3%.

MANAGEMENT'S DISCUSSION AND ANALYSIS
Segment Review

EDUCATIONAL AND PROFESSIONAL PUBLISHING

(in millions)                         1998             1997              1996
-----------------------------------------------------------------------------
Operating Revenue                 $1,620.3         $1,573.8          $1,277.9
-----------------------------------------------------------------------------
% Increase                             3.0             23.2               3.4
-----------------------------------------------------------------------------
Operating Profit                  $  202.1(a)      $  187.7(b)       $  545.7(c)
% Increase (Decrease)                  7.7            (65.6)            235.6
-----------------------------------------------------------------------------
% Operating Margin                      12               12                43
=============================================================================

(a) Includes a $16.0 million pretax provision at Continuing Education Center for the writedown of assets due to a continuing decline in enrollments.
(b) Includes an $8.6 million provision for the consolidation of office space in New York City.
(c) Includes the pretax gain on the exchange of Shepard's/McGraw-Hill legal publishing unit for the Times Mirror Higher Education Group of $418.7 million and an unusual charge of $25 million for costs to integrate The McGraw-Hill Companies' College division with the acquired higher education business.

      The Educational and Professional Publishing segment consists of three operating groups that provide education, training and lifetime learning:
Educational Publishing, Higher Education, and Professional Publishing (comprising International Publishing, Continuing Education Center and Professional Book). On October 15, 1996, the Shepard's/ McGraw-Hill legal publishing unit was exchanged for the Times Mirror Higher Education Group, which is reflected from the date of acquisition in the segment results. Shepard's/ McGraw-Hill had revenue of $57 million in 1996.

      In 1998, the Educational and Professional Publishing segment achieved record revenue and operating profit on top of a very successful 1997 year. Revenue grew 3.0% and operating profit increased 7.7% led by strong performances in Educational Publishing and Higher Education. Excluding the writedown of Continuing Education Center (CEC) in 1998 and the facilities charge in 1997, operating profit increased 11.1%. In 1997, revenue increased 23.2% and operating profit, excluding one-time items in both 1997 and 1996, increased 29.2%.

EDUCATIONAL PUBLISHING

The Educational Publishing Group comprises five divisions: McGraw-Hill School, publisher of instructional programs for the elementary market (grades K-6); Glencoe/ McGraw-Hill, secondary school (grades 7-12) and post secondary publisher; California Testing Bureau (CTB/ McGraw-Hill), publisher of testing materials and provider of scoring for standardized achievement tests, customized testing and specialized educational software products; Science Research Associates (SRA/McGraw-Hill), publisher of supplementary and specialized researched-based educational programs for the elementary market; and McGraw-Hill Consumer Products, publisher of educational products for use in the home.

      Educational Publishing Group revenue grew 5.7% to $832 million, 51% of segment revenue. Excluding divested businesses, revenue increased 7.6% over 1997. Market conditions were strong despite a lighter adoption schedule in the elementary school market in 1998. Enrollment in el-hi education increased 1% in 1998. The revenue growth reflects high market shares in elementary reading, K-12 social studies and secondary math adoptions as well as strong year-to-year gains across subject areas in the open territory states. SRA/McGraw-Hill division recorded record revenues and profits on the success of its skill-based phonics-intensive reading programs, as well as its new Art Connection program. SRA/McGraw-Hill and the School division combined to take 34% of the K-8 California reading market in the second year of the adoption and led the market after two years with a 35% share. Their two product offerings in the California reading adoption - McGraw-Hill School's basal Spotlight on Literacy and the SRA/McGraw-Hill reading series, Collections for Young Scholars - continued to do well. McGraw-Hill School's social studies program, Adventures in Time and Place, was again the market leader, somewhat offsetting a disappointing performance in math.

      Capitalizing on a strong line-up of mathematics and social studies adoptions, Glencoe/McGraw-Hill again posted significant revenue and profit growth in 1998. The division maintained its historic market leadership in math and distinguished itself as the clear market leader in social studies. It achieved more than 40% share in Texas in algebra and biology. CTB/McGraw-Hill had strong revenue growth, from its testing series, TerraNova, and significant expansion in statewide custom testing contracts. The new Consumer Products division sharply increased its revenue in 1998 as its expanding base of products gained shelf space in retail markets. While the start-up unit generated a small loss in 1998, the outlook for both revenue and profit growth is very favorable.

      In 1999, Educational Publishing anticipates positive market conditions with the increasing priority given to quality education and testing accountability in political agendas. Funding levels are expected to continue to increase at a faster pace than projected enrollment. The 1999 adoption cycle is favorable with math adoptions in seven states and social studies adoptions in five states. School, Glencoe and SRA will all offer competitive programs in the math adoptions. Mathematically Correct, a nationwide organization that advocates quality in math education, recently selected SRA's Math: Explorations and Applications as the top program in its analysis of several leading math programs. Glencoe and School will be very competitive in the social studies adoptions. CTB will benefit from the resurgence of testing accountability, the many statewide contracts that it secured in 1998, and continued improvements in operating efficiency.

      In 1997, Educational Publishing achieved a 25.4% increase in revenue due to high market shares in a strong adoption year. McGraw-Hill School did particularly well in the Texas social studies adoption, capturing a 60% market share. McGraw-Hill School and SRA/McGraw-Hill combined for a market-leading share in the first year of the California reading adoption. As a result, revenue and profit increased significantly for both McGraw-Hill School and SRA/McGraw-Hill. Despite limited adoption opportunities, Glencoe/McGraw-Hill increased revenue and profit through its broad product base and successful new programs. CTB/McGraw-Hill had strong revenue growth but lower profits due to costs of introducing TerraNova and lower profit on custom contracts. Consumer Products was in its first year of operation with minimal sales and a loss representing the development effort in preparation for 1998.

HIGHER EDUCATION

In 1998, Higher Education's revenue increased 7.0% to $359.3 million, 22% of segment revenue. Significant revenue increases were achieved by the Irwin/McGraw-Hill and McGraw-Hill/College imprints. The key frontlist revisions driving their sales increase were: McConnell Economics, 14th ed., Nickels Understanding Business, 5th ed., Libby Financial Accounting, 2nd ed., Lucas The Art of Public Speaking, 6th ed., Terrell Dos Mundos, 4th ed., and Kamien Music:
An Appreciation, 3rd ed. Revenue increases were also posted by WCB/McGraw-Hill led by Mader Biology, 6th ed., Shier Human Anatomy and Physiology, 8th ed., and Hole Essentials of Human Anatomy and Physiology, 6th ed. Operating profit and margin increased in 1998, reflecting the higher revenue and the full year impact of the 1997 integration actions relating to the acquisition of the Times Mirror Higher Education Group in late 1996.

      In 1999, Higher Education should continue to benefit from increased college enrollments, which is the most important variable affecting the market. Prior to 1997, college enrollments were declining, but the trend has changed. Enrollments are forecasted to grow at a compound annual rate of 1.8% from 1998 to 2001. In addition, the used book market share has leveled off partially due to the creation of value packs where new textbooks are bundled with components such as CD-ROMs or Web sites. Higher Education continues to develop digital content, which can be delivered via its own learning architecture, the Internet or third-party systems to meet the growing use of technology in the classroom.

      Higher Education expects 1999 to be a continuation of its 1997 and 1998 successes. Revenues are expected to grow, reflecting a strong backlist and continued growth in the frontlist. In addition, operating margin should improve for the sixth consecutive year.

      Revenue in Higher Education increased 63.7% in 1997 to $336 million, 21% of segment revenue. The revenue increase reflects the full year impact of the former Times Mirror Higher Education Group. Key frontlist titles driving the revenue increase include revisions of Knorre Puntos de Partida, An Invitation to Spanish, Garrison Managerial Accounting, and Mader Inquiry Into Life. Profits increased significantly due to the revenue growth and cost reductions from the integration program initiated with the acquisition. Most of the planned integration actions were completed in 1997 with the elimination of over 500 positions and the consolidation of facilities and systems.

PROFESSIONAL PUBLISHING

In 1998, revenue decreased 4.9% to $429 million, 27% of segment revenue. Professional Book Group revenue was flat with 1997 as a result of second year fall-off from 1997's release of two major products: the 8th edition of the Encyclopedia of Science and Technology and the 14th edition of Harrison's Principles of Internal Medicine. The Group achieved strong growth in the trade/retail sales channel. The computer book product line sold particularly well, reflecting increased title output, re-directed publishing programs and new sales and marketing initiatives. Direct and indirect sales to Amazon.com and other online retailers were also a significant factor in 1998 performance. Additionally, the Professional Book Group successfully introduced its first revenue-generating online product, Harrison's On line, to a worldwide market. Best-selling business titles included The Electronic Day Trader and Jack Welch and the GE Way. International revenue was also flat with 1997. Revenues improved in Latin America, due to strong growth in Mexico, particularly in medical and professional publishing. Canada's results benefited from strong growth in the school and professional markets. Operating results also improved in Europe, particularly in Spain's school market. Business in Asia declined due to the effects of the economic crisis. Professional Publishing profits declined primarily due to lower international profits and the continued softness at the Continuing Education Center, the home-study business, due to lower enrollments. As a result the company recorded a $16 million pretax charge to write down the assets of the CEC business.

      In 1999, revenue will benefit from continued strong sales in the trade/retail channel and online retailer segment. Aggressive publishing plans in both the Computer Publishing Group and Business and General/Reference Group will drive revenue worldwide. A second major online product will be released, Access.Science.com, based on the renowned Encyclopedia of Science and Technology. The International Publishing Group will pursue the expansion of its publishing program to capitalize on the growing global education markets. Economic volatility will continue to impact our global markets.

      In 1997, revenue increased 16.0% to $451 million, 29% of segment revenue. The revenue growth reflects an expanded publishing plan for business, computer and medical titles, the 8th edition of the Encyclopedia of Science and Technology, and the 14th edition of Harrison's Principles of Internal Medicine. Internationally, revenue grew significantly due to the full year impact of former Times Mirror products, the continuing recovery in Mexico and improved economic conditions in Canada. Professional Publishing profits were dampened by continued softness at the Continuing Education Center, the home-study business.

MANAGEMENT'S DISCUSSION AND ANALYSIS
Segment Review (continued)

FINANCIAL SERVICES

(in millions)                            1998              1997             1996
--------------------------------------------------------------------------------
Operating Revenue                    $1,152.7          $  980.1         $  855.9
% Increase                               17.6              14.5              8.8
--------------------------------------------------------------------------------
Operating Profit                     $  364.8(a)       $  269.9(b)      $  262.1
% Increase                               35.2               3.0             13.5
--------------------------------------------------------------------------------
% Operating Margin                         32                28               31
================================================================================

(a) Includes a $26.7 million pretax gain on the sale of an office building in New York City.
(b) Includes a $20.4 million provision for the consolidation of office space in New York City.

      The Financial Services segment consists of two operating groups which provide financial information enabling access to capital markets: Standard & Poor's Ratings Services and Standard & Poor's Financial Information Services
(FIS), which comprises divisions serving the following markets: Retail, Corporate, Institutional, Sales & Trading, and Municipal Securities.

      In 1998, Financial Services' segment revenue increased 17.6%. Operating profit, excluding the $26.7 million gain on the sale of a building and the 1997 facilities charge, rose 16.5% and operating margins declined slightly, reflecting investments in new products and services and global expansion. In 1997, Financial Services' segment revenue increased 14.5% to $980.1 million and operating profit, excluding a $20.4 million facilities charge, rose 10.8% to $290.3 million.

STANDARD & POOR'S RATINGS SERVICES

Standard & Poor's Ratings Services revenue rose in 1998 on record new issue volume in the U.S. bond market, rapid growth in global markets and expanded nontraditional ratings services. New issue dollar volume in the U.S. bond market grew 41.2%; unit volume grew 22.4%. Corporate ratings growth reflected a favorable interest rate environment and the continued demand for high yield bonds. Structured Finance grew, primarily due to strong issuance in asset-backed and mortgage-backed markets. Public Finance revenue increased in a favorable market environment for new municipal bond issues and increased market share. Non traditional revenue continued to expand in areas such as managed funds and insurance. International revenue grew substantially, reflecting growth and development in global capital markets. The global network was expanded with office openings in Sao Paulo, Brazil, and Moscow to serve emerging markets in Latin America and Eastern Europe. Additional affiliation agreements were signed with EA Ratings in Russia and Maalot, Israel's leading rating service. Foreign source revenue and nontraditional revenue now account for approximately 33% of revenue. Operating profit grew, reflecting strength in both the domestic and foreign markets and the diversification of its revenue base, while funding larger investments in global expansion.

      In 1999, Standard & Poor's Ratings Services anticipates continued strength in U.S. bond volumes and a favorable business climate, expansion and further development of nontraditional revenue opportunities. The advent of the European Monetary Union presents Standard & Poor's with growth opportunities as the unification of capital markets in Europe will spur investor demand for credit risk and related value-added information. Increased international investment is planned in order to capitalize on these and other global business opportunities.

      In 1997, Standard & Poor's Ratings Services revenue rose on increased new issue volume in the U.S. Municipal, Corporate and Structured markets, primarily reflecting a favorable market environment. Nontraditional revenue continued to expand and International revenue grew substantially, reflecting the acquisitions of Risk Analysis in Argentina and Fund Research in the U.K., and continued global growth in all regions. The expanding global focus also includes a 50% joint venture in Taiwan Ratings Corporation, a 10% equity interest in CRISIL, India's leading rating service, and the signing of affiliation agreements with Fundacao Getuliuo Vargas in Brazil and CA Ratings in South Africa. 1997 operating profit rose, reflecting the higher revenue while funding larger investments in global expansion and product diversification.

STANDARD & POOR'S FINANCIAL INFORMATION SERVICES

Standard & Poor's Financial Information Services' 1998 revenue increased, primarily due to a favorable economic climate, worldwide interest in the booming equity markets, and demand for customer-focused Internet services, somewhat offset by softness in the secondary municipal market. The Retail Group's Index unit benefited from fees on index-based derivative products, including SPDRs (S&P depository receipts), which consistently held the highest trading volume of any security on the American Stock Exchange. It also introduced two new indexes for the European market, the S&PEuro Index and the S&PEuro Plus Index and an index for Canada. Plans are in place to launch indexes for Latin America and the U.K. in 1999. Portfolio Services, which has marketing agreements with several major financial institutions, also witnessed assets tied to their managed portfolios post strong growth. A major e-commerce initiative was undertaken with S&P Personal Wealth, which provides allocation and financial planning tools to the individual investor. Standard & Poor's ComStock's revenue grew and improved its position as a leading redistributor of stock quotes to many of the world-wide Web's most frequented financial sites. In the Institutional sector, Standard & Poor's Compustat, a leading provider of "standardized" financial information used by money managers, benefited from tremendous equity volatility and increased demand for fundamental data and analysis. Standard & Poor's MMS and Standard & Poor's Platt's, providers of real-time fundamental information and analysis in the global financial and energy services markets, grew revenue despite the difficult market conditions primarily in Asia. Platt's growth was particularly strong due to the launch of new products covering the world's deregulating power markets. Segment operating profit growth was flat, slowed by the continued softness of the secondary municipal securities market and investment in technology and the development of new products. In the last year, FIS introduced nine new products for customers ranging from portfolio managers to financial advisors and individual investors.

      In 1999, new product development will continue to be a priority concentrating on real-time, Web-based data, commentary, and analytical services for solution-oriented content and services. Through various units, Standard & Poor's Financial Information Services is launching several products providing financial insight on the Internet. Technological investments completed in 1998, such as the single common network managed by AT&T, will allow Standard & Poor's Financial Information Services to more effectively integrate financial information for our customers. Global expansion will continue to be a key focus area in 1999, particularly in Europe. For example, in the fourth quarter of 1998 Standard & Poor's MMS launched Eurobond Market Insight, a new online service providing real-time analysis and commentary on the expanding Eurobond market.

      In 1997, revenue grew, reflecting a strong economic climate in financial services industry and increasing demand for high quality, independent financial information and Internet delivered solutions. Operating margins decreased slightly due to the continued contraction in the municipal bond market and investments in new products.

INFORMATION AND MEDIA SERVICES

(in millions)                               1998           1997             1996
--------------------------------------------------------------------------------
Operating Revenue                        $ 956.1        $ 980.2          $ 940.9
% Increase (Decrease)                       (2.5)           4.2              3.1
--------------------------------------------------------------------------------
Operating Profit                         $ 122.2        $ 141.5(a)       $ 116.8
% Increase (Decrease)                      (13.6)          21.2              1.5
--------------------------------------------------------------------------------
% Operating Margin                            13             14               12
================================================================================

(a) Includes a provision of $1.5 million for real estate writedowns for the consolidation of office space in New York City and a gain on sale of Datapro Information Services of $20.4 million.

      The Information and Media Services segment comprises five operating groups, which includes business and trade media offering information, insight and analysis: Business Week; Publication Services; Tower Group International; McGraw-Hill Construction Information Group; and the McGraw-Hill Broadcasting Group.

      The Information and Media Services segment's revenue declined by 2.5% to $956.1 million in 1998 and operating profit declined 13.6%. The company sold Datapro Information Services in 1997 and the remainder of its Information and Technology Communication Group in 1998. Excluding divested businesses, revenues increased 4.8%. Operating profit was essentially flat with 1997, excluding divested businesses, the gain on the sale of Datapro and the facilities charge. In 1997, revenue increased 4.2% and operating profit, excluding the gain on the sale of Datapro and the facilities provision increased $5.8 million, or 5.0% from 1996. The Information Technology and Communications Group produced a loss in 1997 due to declining revenue and increased marketing investments.

BUSINESS WEEK

Business Week recorded a revenue increase of 9.2% in 1998 and a fourth consecutive year of double-digit operating profit growth. The results reflect solid gains in the North American and International editions and the dominance of technology. Domestic advertising pages, as measured by the Publishers' Information Bureau, grew 1.8% in 1998, while an influx of new advertisers improved the revenue per page. Business Week is the fastest growing English-language publication in Europe and Asia.

      For 1999, Business Week expects continued growth in worldwide advertising revenue and continued rapid growth of businessweek.com to fuel both revenue and operating profit growth.

      In 1997, revenue and operating profit grew strongly, the third year of growth. The results reflect an increase in advertising pages of 5.8%, despite two fewer issues, and continued improvement in advertising and circulation margins. Enhanced marketing programs contributed to the performance.

PUBLICATION SERVICES

Publication Services comprises the Aviation Week, Healthcare Information and Science and Technology units. Revenue increased 2.5% but operating profit declined in 1998. Strong performances by the Aviation Week Group and modest growth in the Energy and Petrochemicals Group were offset by weakness in the Healthcare publications. The Aviation Group performance was aided by strong advertising and ancillary revenue, strong performance at air shows, a growing business in large MRO (Maintenance, Repair & Overhaul) category and growing online business. The Healthcare Group was affected by a reduction in new drug approvals and a shift in advertising by pharmaceutical companies from print to broadcasting.

      In 1999, Publications Services Group expects an increase in drug approvals, continued launch of new products and services in new industry segments and additional launches of exhibitions and conferences.

      Revenue and operating profit increased in 1997, reflecting strong advertising page growth in the healthcare magazines; strong display and classified advertising, and circulation and ancillary product growth at Aviation Week; and enhanced profit levels in Science and Technology on modest revenue growth due to product line rationalization.

TOWER GROUP INTERNATIONAL

Tower Group International revenue increased 6.4% in 1998 due to growth in core U.S. customs brokerage business from opening of new offices and the addition of major new accounts. However, profit declined due to integration costs related to businesses acquired over the years.

      In 1999, Tower expects a return to normal profit levels with an increased focus on regional profitability as well as global expansion. Import growth in the U.S. and Canada is expected to decline in 1999, and may impact operating results.

MANAGEMENT'S DISCUSSION AND ANALYSIS
Segment Review (continued)

      Tower Group International revenue increased in 1997 due to growth in core U.S. customs brokerage business and expansion in other transportation services. Operating profit increased at a lower rate reflecting investments.

CONSTRUCTION INFORMATION

The Construction Information Group revenue increased 2.3%, but operating profits declined modestly due to investments in new products and technology. Revenue growth came from electronic products and two publications, Architectural Record and Engineering News-Record (ENR). Electronic revenue grew at Dodge and at Sweet's and included the successful launch of Dodge Plans, a sophisticated building-specifications delivery system, and a whole suite of online products launched under construction.com. In 1998, contract value of nonresidential building rose 1%.

      In 1999, contract value of nonresidential building is expected to rise 3%. The Group should continue to benefit from existing product enhancements and its electronic products, as the construction industry becomes more technologically savvy, while building on its alliances by simplifying content management and product delivery systems.

      The Construction Information Group revenue increased 7.5% in 1997. Revenue increased due to growth at F.W. Dodge and Sweet's as electronic products grew by 25% and also from new products such as the Sweet's Directory. Architectural Record and Engineering News-Record had significant increases in advertising pages. Operating profit increased over 1996 due to the revenue growth and continued expense management.

BROADCASTING

The Broadcasting Group operates four television stations: VHF stations in Denver, Indianapolis and San Diego and a UHF station in Bakersfield, California. All four stations are ABC affiliates. The Broadcasting Group revenue grew 2.3%. The Group revenue benefited from a strong first half but was hurt by an industry wide advertising slowdown in the second half, particularly the General Motors strike. Revenue was also affected by weakening of ABC prime-time ratings. Tight cost controls helped to offset the revenue softness. The Broadcasting Group is operating below 1995 expense levels. As a result, margins improved.

      For 1999, Broadcasting expects an overall favorable advertising environment with a recovery in the automotive sector.

      In 1997, Broadcasting revenue increased 1.0%. Revenue growth was limited by the loss of political advertising, which had reached record levels in 1996. The stations also faced declining ratings in ABC network prime-time programming in 1997. Cost reductions enabled profits to increase significantly.

LIQUIDITY AND CAPITAL RESOURCES

(in millions)                                              1998            1997
-------------------------------------------------------------------------------
Working Capital                                        $  137.3        $  258.2
-------------------------------------------------------------------------------
Total Debt                                             $  527.6        $  684.4
-------------------------------------------------------------------------------
Accounts Receivable (before reserves)                  $1,162.7        $1,155.1
% Increase                                                    1              11
-------------------------------------------------------------------------------
Inventories                                            $  284.7        $  290.5
% Increase (Decrease)                                        (2)              6
-------------------------------------------------------------------------------
Investment in Prepublication Costs                     $  195.0        $  166.8
% Increase (Decrease)                                        17              (9)
-------------------------------------------------------------------------------
Capital Expenditures                                   $  178.9        $   78.7
% Increase                                                  127              24
===============================================================================

      The company continues to maintain a strong financial position. Cash flow from operations improved to $755 million in 1998, compared with $523 million in 1997, excluding a $150 million tax payment made in 1997 related to the gain on the Shepard's/Times Mirror Higher Education exchange. Cash flow from operations more than covered dividends, outlays for the purchase of property and equipment, investment in publishing programs and the repurchase of common shares.

      In 1998, total debt decreased $157 million primarily due to the improved cash flow. Total debt reflects the early extinguishment of $155 million of 9.43% notes, due in the year 2000, which will be refinanced at a lower rate. $95 million of the notes remain outstanding at December 31, 1998. Under a shelf registration that became effective with the Securities and Exchange Commission in mid-1990, an additional $250 million of debt securities can be issued. The new debt could be used to replace a portion of the commercial paper borrowings with longer-term securities, when and if interest rates are attractive and markets are favorable. Total debt as a percentage of total capital decreased to 25.4% at the end of 1998 from 32.3% at the end of 1997.

      Commercial paper borrowings at December 31, 1998 were $397 million. Commercial paper debt is supported by an $800 million revolving credit agreement with a group of banks terminating in February 2002, and $350 million has been classified as long-term. There are no amounts outstanding under this agreement.

      Earnings and cash flow are significantly impacted by the seasonality of businesses, particularly educational publishing. The first quarter is the least significant, accounting for 19% of revenues and only 6% of net earnings in 1998. The third quarter is the most significant, generating nearly half of 1998 annual earnings. This seasonality in revenue also impacts cash flow and related borrowing patterns. The company typically borrows in the first half of the fiscal year, and generates cash in the second half of the year, primarily from fourth quarter collections from customers in the education markets. This pattern is magnified in years where there is significant state adoption activity, such as in 1997. The acquisition of the Times Mirror Higher Education Group further impacted the seasonality of operating results.

      Working capital at the end of 1998 of $137 million was $121 million less than the level at the end of 1997, primarily due to lower paper and other materials inventories and prepaid income taxes, net of larger current liabilities due to timing of payments.

      Accounts receivable (before reserves) increased $8 million, or 0.7%, despite a 5.5% increase in revenues. The year-to-year increase was effectively controlled through timely collections. Number of day's sales outstanding, a key indicator of collection efficiency, decreased three days in 1998.

      Total inventories decreased $5.8 million, or 2.0%, from prior year due to the continued improvement of managing inventory levels.

      Capital expenditures, primarily the purchase of property and equipment, totaled $179 million in 1998, compared with $79 million in 1997. The significant increase in 1998 relates to the build-out of the new leased office space in New York City and the construction of a building in Columbus, Ohio. For 1999, capital expenditures are expected to decline to approximately $140 million as the office consolidation and Columbus facility are completed.

      Net prepublication costs increased to $358 million at December 31, 1998. Prepublication investment totaled $195 million in 1998, $28 million more than 1997, reflecting an increase in investment for the 1999 and 2000 adoption years. For 1999, prepublication spending is expected to further increase by approximately 25% for upcoming adoption years.

      On January 27, 1999, the Board of Directors approved a two-for-one stock split to be distributed on March 8, 1999 to shareholders of record on February 24, 1999. Additionally, the Board of Directors approved a stock repurchase program authorizing the purchase of up to 15 million shares or 7.5% of the outstanding common stock on a post-split basis. In the third quarter of this year, the company completed the 8 million share repurchase program (post-split) approved by the Board in 1996 for a total cost of $248.9 million. The repurchased shares were financed from internally generated funds. The repurchased shares will be used for general corporate purposes, including the issuance of shares for stock compensation plans.

      On January 27, 1999, an increase in the quarterly common stock dividend of two cents, or 10.3%, to 21.5 cents per share was announced.

      In 1999, cash flow from operations is expected to be sufficient to cover dividends, investment in publishing programs and capital expenditures. Debt levels will be impacted by the recently announced stock repurchase program.

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

YEAR 2000 ISSUE

Computer software and certain embedded systems that use two digits rather than four to identify the applicable year may be unable to interpret appropriately the calendar Year 2000, and thus could potentially disrupt normal business activities. The Year 2000 issue affects virtually all companies and organizations, including vendors, suppliers, customers and other third parties that interface with the company.

      The company uses software and data in various aspects of its business, including its products, product development, product support and many administrative functions such as billing and receiving information and merchandise from suppliers. As of December 31, 1998, the company has substantially completed an inventory of its technology environment, including non-information technology systems, with special emphasis placed on the company's key information processes. Plans have been developed to remediate or replace, and to test systems at each operating unit to achieve Year 2000 readiness, as appropriate.

      The company has hired outside vendors to assist the operating units in implementing and/or modifying computer systems to be Year 2000 ready and to assist in remediation and testing. Each of the company's operating units has designated a leader responsible for overseeing and coordinating the day-to-day process to become Year 2000 ready.

      As of December 31, 1998, we estimate that 88% of the company's applications have been remediated or replaced, with the remaining 12% to be completed shortly thereafter. Approximately 65% of the applications have been tested and are Year 2000 ready. The company has targeted July 1999 as the expected date that all computer systems and technology vital to each operating unit's profitability and functionality, including non-information technology, will have been tested and will be Year 2000 ready. As of the filing date of this document, there have been no material setbacks in meeting the target dates and the company does not believe that there will be a major break in service due to the Year 2000 issue.

      The company is communicating with third parties, including its key vendors, redistributors and customers, to determine their plans to address the Year 2000 issue. The company is taking the following steps to determine if key third parties are addressing the Year 2000 issue: (1) identifying and documenting all third parties related to the company's vital information systems; (2) sending letters asking them to detail the steps they are taking to become Year 2000 ready; and (3) based on the responses, establishing follow-up time schedules to evaluate progress on the issue.

      Standard & Poor's (S&P) Financial Services' groups have been responding to the Securities Industry Association's ("SIA") inquiries on the securities industry's readiness. As a part of this inquiry, the S&P Financial Services' groups have provided SIA with the appropriate documents, including an overview of Year 2000 projects, the techniques used to make their products Year 2000 ready, results of test data, methods of updating databases and critical third party product dependencies. These responses are being updated periodically.

MANAGEMENT'S DISCUSSION AND ANALYSIS
Liquidity and Capital Resources (continued)

      Although the company expects a positive resolution to these issues, due to the unique and pervasive nature of the Year 2000 issue, it is difficult at this time to ascertain the financial impact to the company if the company experiences unanticipated problems related to the Year 2000 issue. The following describes the company's most reasonably likely worst case scenario, while recognizing the uncertainties inherent in a global problem that could potentially affect any business. Material systems failures resulting from the Year 2000 problem have the potential to adversely affect the company's operations and financial systems. Material failures could affect, by way of example, billing systems, collections, payroll, ordering, processing of financial records and access to facilities. The company's business segments could face additional operational problems in the event of a material systems or vendor failure, such as by way of example, an inability to fulfill book orders on a timely basis, a disruption in the company's ability to provide real-time financial information or a disruption in our periodicals publishing schedule.

      The company identified computer systems that may not meet the July 1999 target date. Contingency plans for those systems have been developed to ensure that they are Year 2000 ready prior to January 1, 2000. The company is also reviewing its business continuity plans that cover current worldwide operations and is preparing to devote appropriate internal and external resources in the event of an unforeseen or unanticipated Year 2000 readiness issue arising on or after January 1, 2000, including those related to third party dependencies, such as power outages, telecommunications failures or vendor failures. For example, as part of the planning process for the December 31, 1999 weekend, the company is making arrangements to: staff a Crisis Center at the company's Hightstown, N.J. facility with senior executives; station key facilities, security and information technology personnel at locations worldwide; and to have a major component of our information technology personnel at their work stations over that weekend and continuing as long thereafter as required.

      The cost to assess, remediate and test systems that will not be replaced will approximate $18 million between 1998 and 2000; approximately $9 million has been spent to date to remediate these systems. Certain systems that are not Year 2000 ready are being replaced as part of ongoing system development projects.

EURO CONVERSION

On January 1, 1999, certain member nations of the European Economic and Monetary Union ("EMU") adopted a common currency, the euro. For a three and a half-year transition period, noncash transactions may be denominated in either the euro or in the old national currencies. After July 1, 2002, the euro will be the sole legal tender for EMU countries. The adoption of the euro will affect a multitude of financial systems and business applications as the commerce of these nations will be transacted in the euro and the existing national currency. For the years ended December 31, 1998 and 1997, approximately 5% of the company's revenues were derived from EMU countries.

      The company continues to address euro related issues and its impact on information systems, currency exchange rate risk, taxation, contracts, competition and pricing. Action plans currently being implemented are expected to be in compliance with all laws and regulations; however, there can be no certainty that external factors will not have an adverse effect on the company's operations. The company does not expect these costs to be material to its results of operations, financial condition or liquidity.

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF
1995

This section, as well as other portions of this document, includes certain forward-looking statements about the company's business, new products, sales, expenses, cash flows and operating and capital requirements. Such forward-looking statements include, but are not limited to: future paper, printing and distribution prices; future compensation merit increase rates; Educational Publishing's level of success in 1999 adoptions and the new Consumer Products division; the strength of higher education, professional and international publishing markets; the strength of profit levels at Standard & Poor's Ratings Services; the level of success of new product development and strength of international markets at Standard & Poor's Financial Information Services; Business Week's success in expansion into international markets; the strength of the domestic advertising market; the level of import activity; the contract value of nonresidential building; McGraw-Hill Construction Information Group's ability to introduce new electronic products, product extensions and enhancements; Broadcasting's level of automotive advertising; the level of future cash flow, debt levels, capital expenditures and prepublication cost investment; and the resolution of the Year 2000 and euro conversion issues.

      Actual results may differ materially from those in any forward-looking statements because any such statements involve risks and uncertainties and are subject to change based upon various important factors, including but not limited to worldwide economic and political conditions, currency and foreign exchange volatility, the health of capital and equity markets, the successful marketing of new products, and the effect of competitive products and pricing.

CONSOLIDATED STATEMENT OF INCOME

Years ended December 31 (in thousands, except per-share data)                          1998          1997         1996
----------------------------------------------------------------------------------------------------------------------
OPERATING REVENUE                                                                $3,729,145    $3,534,095   $3,074,697
----------------------------------------------------------------------------------------------------------------------
EXPENSES
Operating                                                                         1,661,615     1,625,735    1,439,824
Selling and general                                                               1,216,686     1,137,887      980,279
Depreciation and amortization                                                       299,240       293,518      238,558
----------------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                                                                    3,177,541     3,057,140    2,658,661
Gain on exchange of Shepard's/McGraw-Hill (Note 3)                                       --            --      418,731
Other income - net (Note 2)                                                          56,779        46,853       27,696
----------------------------------------------------------------------------------------------------------------------
INCOME FROM OPERATIONS                                                              608,383       523,808      862,463
Interest expense - net                                                               47,961        52,542       47,656
----------------------------------------------------------------------------------------------------------------------
INCOME BEFORE TAXES ON INCOME                                                       560,422       471,266      814,807
Provision for taxes on income (Note 7)                                              218,565       180,591      319,074
----------------------------------------------------------------------------------------------------------------------
INCOME BEFORE EXTRAORDINARY ITEM                                                    341,857       290,675      495,733
EXTRAORDINARY ITEM - LOSS ON EARLY EXTINGUISHMENT OF DEBT, NET OF TAX (Note 4)       (8,716)           --           --
----------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                       $  333,141    $  290,675   $  495,733
----------------------------------------------------------------------------------------------------------------------
BASIC EARNINGS PER COMMON SHARE (Note 13)
INCOME BEFORE EXTRAORDINARY ITEM                                                 $     1.73    $     1.47   $     2.50
NET INCOME                                                                       $     1.69    $     1.47   $     2.50
======================================================================================================================
DILUTED EARNINGS PER COMMON SHARE (Note 13)
INCOME BEFORE EXTRAORDINARY ITEM                                                 $     1.71    $     1.46   $     2.48
NET INCOME                                                                       $     1.67    $     1.46   $     2.48
======================================================================================================================

See accompanying notes.

CONSOLIDATED BALANCE SHEET

December 31 (in thousands, except share data)                                           1998         1997
---------------------------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS
Cash and equivalents (Note 1)                                                     $   10,451   $    4,768
Accounts receivable (net of allowances for doubtful accounts and sales returns:
   1998 - $212,423; 1997 - $182,629)                                                 950,296      972,449
Receivable from broker-dealers and dealer banks (Note 1)                               4,597        9,483
---------------------------------------------------------------------------------------------------------
Inventories:
Finished goods                                                                       235,341      233,105
Work-in-process                                                                       31,260       28,455
Paper and other materials                                                             18,128       28,919
---------------------------------------------------------------------------------------------------------
Total inventories                                                                    284,729      290,479
Prepaid income taxes                                                                  92,496       99,131
Prepaid and other current assets                                                      86,192       88,111
---------------------------------------------------------------------------------------------------------
Total current assets                                                               1,428,761    1,464,421
---------------------------------------------------------------------------------------------------------
PREPUBLICATION COSTS (net of accumulated amortization:
   1998 - $607,574; 1997 - $526,156) (Note 1)                                        358,429      326,251

INVESTMENTS AND OTHER ASSETS
Investment in Rock-McGraw, Inc. - at equity (Note 6)                                  79,394       72,292
Prepaid pension expense                                                              107,997      100,495
Other                                                                                189,991      167,701
---------------------------------------------------------------------------------------------------------
Total investments and other assets                                                   377,382      340,488
---------------------------------------------------------------------------------------------------------
PROPERTY AND EQUIPMENT - AT COST
Land                                                                                  12,867       18,823
Buildings and leasehold improvements                                                 295,374      264,237
Equipment and furniture                                                              606,564      555,154
---------------------------------------------------------------------------------------------------------
Total property and equipment                                                         914,805      838,214
Less - accumulated depreciation                                                      550,781      564,584
---------------------------------------------------------------------------------------------------------
Net property and equipment                                                           364,024      273,630
---------------------------------------------------------------------------------------------------------
GOODWILL AND OTHER INTANGIBLE ASSETS - AT COST
   (net of accumulated amortization:
   1998 - $493,610; 1997 - $449,981) (Notes 1 and 3)                               1,259,548    1,308,284
---------------------------------------------------------------------------------------------------------
                                                                                  $3,788,144   $3,713,074
=========================================================================================================

See accompanying notes.

                                                                             1998           1997
------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Notes payable (Note 4)                                                $    75,500    $    77,395
Accounts payable                                                          318,572        285,862
Payable to broker-dealers and dealer banks (Note 1)                         4,585          9,331
Accrued royalties                                                          97,753         96,801
Accrued compensation and contributions to retirement plans                215,163        181,393
Income taxes currently payable                                             67,396        100,685
Unearned revenue                                                          236,167        219,698
Other current liabilities                                                 276,315        235,077
------------------------------------------------------------------------------------------------
Total current liabilities                                               1,291,451      1,206,242
------------------------------------------------------------------------------------------------
OTHER LIABILITIES

Long-term debt (Note 4)                                                   452,097        607,030
Deferred income taxes                                                     129,303        111,022
Accrued postretirement healthcare and other benefits                      192,743        196,508
Other non-current liabilities                                             170,742        157,621
------------------------------------------------------------------------------------------------
Total other liabilities                                                   944,885      1,072,181
------------------------------------------------------------------------------------------------
Total liabilities                                                       2,236,336      2,278,423
------------------------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES (Notes 6 and 8)
------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY (Notes 9 and 10)
$1.20 preference stock, $10 par value: authorized - 891,256 shares;
   outstanding - 1,362 shares in 1998 and 1997                                 14             14
Common stock, $1 par value: authorized - 300,000,000 shares;
   issued - 205,838,462 shares in 1998 and 1997                           205,838        102,919
Additional paid-in capital                                                     --         35,469
Retained income                                                         1,670,101      1,542,854
Accumulated other comprehensive income                                    (75,962)       (74,247)
------------------------------------------------------------------------------------------------
Less - common stock in treasury - at cost
   (8,727,116 shares in 1998 and 7,635,286 shares in 1997)                234,673        159,447
   Unearned compensation on restricted stock                               13,510         12,911
------------------------------------------------------------------------------------------------
Total shareholders' equity                                              1,551,808      1,434,651
------------------------------------------------------------------------------------------------
                                                                      $ 3,788,144    $ 3,713,074
================================================================================================

CONSOLIDATED STATEMENT OF CASH FLOWS

Years ended December 31 (in thousands)                                                  1998         1997         1996
----------------------------------------------------------------------------------------------------------------------
CASH FLOW FROM OPERATING ACTIVITIES
Net income                                                                         $ 333,141    $ 290,675    $ 495,733
Adjustments to reconcile net income to cash provided by operating activities:
   Depreciation                                                                       77,168       73,151       71,097
   Amortization of goodwill and intangibles                                           52,530       50,034       39,190
   Amortization of prepublication costs                                              169,542      170,333      128,271
   Provision for losses on accounts receivable                                       104,597       80,600       65,116
   Provision for facility reserve                                                         --       33,152           --
   Gain on sale of Datapro Information Services                                           --      (20,404)          --
   Gain on exchange of Shepard's/McGraw-Hill
     for the Times Mirror Higher Education Group                                          --           --     (418,731)
   Gain on sale of building                                                          (26,656)          --           --
   Provision for one-time integration costs                                               --           --       25,000
   Extraordinary loss on early extinguishment of debt                                 14,289           --           --
   Other                                                                               1,905        7,541        5,839
Change in assets and liabilities net of effect of acquisitions and dispositions:
   Increase in accounts receivable                                                   (80,421)    (185,814)    (118,235)
   Decrease/(increase) in inventories                                                  6,430      (20,742)       4,000
   Increase in prepaid and other current assets                                         (161)      (4,303)     (15,880)
   Increase in accounts payable and accrued expenses                                  66,500       91,423       40,717
   Increase/(decrease) in unearned revenue                                            21,999       (5,145)      13,770
   Increase/(decrease) in other current liabilities                                   21,290      (25,802)     (11,010)
   (Decrease)/increase in interest and income taxes currently payable                (20,050)    (134,117)     166,646
   Increase/(decrease) in prepaid/deferred income taxes                               34,844      (19,770)     (24,807)
   Net change in other assets and liabilities                                        (21,877)      (7,736)      (6,564)
----------------------------------------------------------------------------------------------------------------------
Cash provided by operating activities                                                755,070      373,076      460,152
----------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Investment in prepublication costs                                                  (194,978)    (166,784)    (182,978)
Purchase of property and equipment                                                  (178,889)     (78,724)     (63,313)
Acquisition of businesses and equity interests                                       (24,720)     (43,780)     (31,195)
Proceeds from exchange of Shepard's/McGraw-Hill
   for the Times Mirror Higher Education Group                                            --        6,730       27,258
Proceeds from disposition of property, equipment and businesses                       66,479       57,777       10,041
----------------------------------------------------------------------------------------------------------------------
Cash used for investing activities                                                  (332,108)    (224,781)    (240,187)
----------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Dividends paid to shareholders                                                      (154,386)    (142,705)    (131,375)
(Repayment of)/additions to commercial paper and other short-term debt - net          (1,660)      62,340      (46,696)
Repayment of long-term debt                                                         (154,988)          --           --
Repurchase of treasury shares                                                       (105,637)     (79,899)     (63,314)
Exercise of stock options                                                             23,384       20,367       19,869
Other                                                                                (22,277)      (5,560)      (4,928)
----------------------------------------------------------------------------------------------------------------------
Cash used for financing activities                                                  (415,564)    (145,457)    (226,444)
----------------------------------------------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                                               (1,715)      (1,500)        (341)
----------------------------------------------------------------------------------------------------------------------
Net change in cash and equivalents                                                     5,683        1,338       (6,820)
Cash and equivalents at beginning of year                                              4,768        3,430       10,250
----------------------------------------------------------------------------------------------------------------------
CASH AND EQUIVALENTS AT END OF YEAR                                                $  10,451    $   4,768    $   3,430
======================================================================================================================

See accompanying notes.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

Years ended                                 $1.20                Additional
December 31, 1998, 1997 and 1996       preference       Common      paid-in      Retained
(in thousands, except per-share data)     $10 par       $1 par      capital        income
------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1995                  $14     $102,919     $ 26,740    $1,030,526
Net income                                     --           --           --       495,733
Other comprehensive income,
   net of tax - foreign currency
   translation adjustments                     --           --           --            --

COMPREHENSIVE INCOME
Dividends ($.66 per share)                     --           --           --      (131,375)
Share repurchase                               --           --           --            --
Exercise of stock options                      --           --        3,886            --
Restricted stock                               --           --        6,756            --
Other                                          --           --           91            --
------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1996                   14      102,919       37,473     1,394,884
Net income                                     --           --           --       290,675
Other comprehensive income,
   net of tax - foreign currency
   translation adjustments                     --           --           --            --

COMPREHENSIVE INCOME
Dividends ($.72 per share)                     --           --           --      (142,705)
Share repurchase                               --           --           --            --
Exercise of stock options                      --           --       (8,252)           --
Restricted stock                               --           --        6,186            --
Other                                          --           --           62            --
------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1997                   14      102,919       35,469     1,542,854
Net income                                     --           --           --       333,141
Other comprehensive income,
   net of tax - foreign currency
   translation adjustments                     --           --           --            --

COMPREHENSIVE INCOME
Dividends ($.78 per share)                     --           --           --      (154,386)
Share repurchase                               --           --           --            --
Exercise of stock options                      --           --        3,803            --
Restricted stock                               --           --       12,037            --
Other                                          --           --          102            --
Two-for-one stock split at par value           --      102,919      (51,411)      (51,508)
------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1998                  $14     $205,838     $     --    $1,670,101
==========================================================================================

                                        Accumulated         Less-         Less-
                                              other        common      unearned
Years ended                                 compre-         stock  compensation
December 31, 1998, 1997 and 1996            hensive   in treasury on restricted
(in thousands, except per-share data)        income       at cost         stock         Total
---------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1995               $(56,247)     $ 60,778       $ 8,108    $1,035,066
Net income                                       --            --            --       495,733
Other comprehensive income,
   net of tax - foreign currency
   translation adjustments                   (1,055)           --            --        (1,055)
                                                                                   ----------
COMPREHENSIVE INCOME                                                                  494,678
Dividends ($.66 per share)                       --            --            --      (131,375)
Share repurchase                                 --        63,314            --       (63,314)
Exercise of stock options                        --       (15,468)           --        19,354
Restricted stock                                 --        (1,096)        1,352         6,500
Other                                            --          (118)           --           209
---------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1996                (57,302)      107,410         9,460     1,361,118
Net income                                       --            --            --       290,675
Other comprehensive income,
   net of tax - foreign currency
   translation adjustments                  (16,945)           --            --       (16,945)
                                                                                   ----------
COMPREHENSIVE INCOME                                                                  273,730
Dividends ($.72 per share)                       --                          --      (142,705)
Share repurchase                                 --        79,899            --       (79,899)
Exercise of stock options                        --       (23,268)           --        15,016
Restricted stock                                 --        (4,463)        3,451         7,198
Other                                            --          (131)           --           193
---------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1997                (74,247)      159,447        12,911     1,434,651
Net income                                       --            --            --       333,141
Other comprehensive income,
   net of tax - foreign currency
   translation adjustments                   (1,715)           --            --        (1,715)
                                                                                   ----------
COMPREHENSIVE INCOME                                                                  331,426
Dividends ($.78 per share)                       --            --            --      (154,386)
Share repurchase                                 --       105,637            --      (105,637)
Exercise of stock options                        --       (21,388)           --        25,191
Restricted stock                                 --        (8,887)          599        20,325
Other                                            --          (136)           --           238
Two-for-one stock split at par value             --            --            --            --
---------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1998               $(75,962)     $234,673       $13,510    $1,551,808
=============================================================================================

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

GOODWILL AND OTHER INTANGIBLE ASSETS. Goodwill and other intangible assets that arose from acquisitions either consummated or initiated prior to November 1, 1970 are not amortized unless there has been a reduction in the value of the related assets. Goodwill and other intangible assets arising subsequent to November 1, 1970 of $1.7 billion at December 31, 1998 and 1997 are being amortized over periods of up to 40 years. The company periodically reviews its goodwill to determine if any impairment exists based upon projected, undiscounted net cash flows of the related business unit.

RECEIVABLE FROM/PAYABLE TO BROKER-DEALERS AND DEALER BANKS. A subsidiary of J.J. Kenny Co. acts as an undisclosed agent in the purchase and sale of municipal securities for broker-dealers and dealer banks, and the company had matched purchase and sale commitments of $209.1 million and $282.4 million at December 31, 1998 and 1997, respectively. Only those transactions not closed at the settlement date are reflected in the balance sheet as receivables and payables.

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

REVENUE. Revenues are generally recognized when goods are shipped to customers or services rendered. Tuition revenue from home-study courses is recorded when the contracts are accepted. At the same time, provisions for cancellation and uncollectible accounts and estimated costs to service the contracts are recorded. Units whose revenues are principally from subscription income and service contracts record revenue as earned. Units whose revenues are principally from advertising generally record subscription income as received. Costs related to subscriptions generally are expensed as incurred.

DEPRECIATION. The costs of property and equipment are depreciated using the straight-line method based upon the following estimated useful lives:
   Buildings and leasehold improvements - 15 to 40 years
   Equipment and furniture - 3 to 10 years

ADVERTISING EXPENSE. The cost of advertising is expensed as incurred. The company incurred $107 million, $109 million and $96 million in advertising costs in 1998, 1997 and 1996, respectively.

RECLASSIFICATION. Certain prior-year amounts have been reclassified for comparability purposes.

2. ACQUISITIONS AND DISPOSITIONS

ACQUISITIONS. In 1998, the company acquired Xebec Multi Media Solutions, Ltd. and Optical Data Corporation for $24.7 million, net of cash acquired. In 1997, the company made seven acquisitions and equity investments, including Micropal Group Ltd., for $43.8 million in cash, net of cash acquired, and $41.9 million in debt. In 1996, excluding the exchange of Shepard's/McGraw-Hill for the Times Mirror Higher Education Group (TMHE), the company made four acquisitions, including Open Court Publishing, for $31.2 million in cash, net of cash acquired. See Note 3 for details of the Shepard's/McGraw-Hill-TMHE exchange.

NONCASH INVESTING ACTIVITIES. Liabilities assumed in conjunction with the acquisition of businesses, including TMHE, are as follows:

(in millions)                                           1998      1997      1996
--------------------------------------------------------------------------------
Fair value of assets acquired                          $28.0    $104.1    $583.4
Cash paid (net of cash
   acquired)                                            24.7      43.8       3.9
Fair value of business
   exchanged                                              --        --     485.0
--------------------------------------------------------------------------------
Liabilities assumed                                    $ 3.3    $ 60.3    $ 94.5
================================================================================

DISPOSITIONS. In 1998, the company sold the remainder of its Information Technology and Communications Group for $28.6 million. There was no gain or loss on the divestiture as the net proceeds minus disposition costs approximated the net book value of the Group's assets. In 1997, the company sold Datapro Information Services, McGraw-Hill School Systems and London House for $54.5 million. The pretax gain on the sale of Datapro Information Services was $20.4 million, which was included in other income. After taxes, the gain was $20.2 million. The proceeds from the other two businesses sold approximated the book value of the properties. In 1996, other than the Shepard's/McGraw-Hill-TMHE exchange discussed in Note 3, there were no significant dispositions.

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

      The company recorded a pretax gain on the sale of Shepard's/McGraw-Hill of $418.7 million ($260.5 million net of taxes, or $1.30 per diluted share).

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

4. DEBT

At December 31, 1998, the company had short-term borrowings of $426 million, primarily representing domestic commercial paper borrowings of $397 million and acquisition related debt of $29 million at an average interest rate of 5.6% maturing at various dates during 1999.At December 31, 1997, the company had short-term borrowings of $427 million, primarily representing domestic paper borrowings of $381 million and acquisitions related debt of $46 million at an average interest rate of 5.6% that matured at various dates during 1998. The commercial paper borrowings in both years are supported by the revolving credit agreement described below, and $350 million has been classified as long-term.

      The company has an $800 million revolving credit agreement with a group of banks terminating in February 2002. Interest rates on amounts borrowed vary depending upon the source and are based on either the eurodollar or a bank base rate, at the company's option. The credit agreement contains various warranties and covenants that must be complied with on a continuing basis. The agreement requires a commitment fee on the unused portion of the credit line. At December 31, 1998, there were no borrowings under the agreement.

      In September 1998, the company commenced a tender offer for $250 million of its 9.43% notes due in 2000. As a result of this tender offer, approximately $155 million of the debt was retired. The company incurred an $8.7 million after-tax loss related to this transaction, which is classified as an extraordinary item on the consolidated statement of income. The notes are unsecured obligations of the company and are not redeemable by the company prior to the maturity date.

      A summary of long-term debt at December 31 follows:

(in millions)                                                     1998      1997
--------------------------------------------------------------------------------
9.43% notes due 2000                                            $ 95.0    $250.0
Commercial paper supported
   by bank revolving credit agreement                            350.0     350.0
Other (primarily acquisition related notes)                        7.1       7.0
--------------------------------------------------------------------------------
Total long-term debt                                            $452.1    $607.0
================================================================================

      The company paid interest on its debt totaling $48.9 million in 1998, $52.1 million in 1997 and $50.1 million in 1996.

      The carrying amount of the company's commercial paper borrowings approximates fair value. The fair value of the company's 9.43% notes and other long-term debt at December 31, 1998 and 1997, based on current borrowing rates for debt with similar terms and maturities, is estimated to be $108.6 million and $279.7 million, respectively.

5. SEGMENT REPORTING AND GEOGRAPHIC INFORMATION

On December 31, 1998, the company adopted FASB Statement No. 131, "Disclosures About Segments of An Enterprise and Related Information" (SFAS131). The new rules establish revised standards for public companies relating to the reporting of financial and descriptive information about their operating segments in the financial statements. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and assess performance.

      The company has three reportable segments: Educational and Professional Publishing, Financial Services, and Information and Media Services. The educational and professional publishing segment provides education, training and lifetime learning textbooks and instructional materials for students and professionals. The financial services segment consists of Standard & Poor's operations, which provide financial information, ratings and analyses, enabling access to capital markets. The information and media services segment includes business and trade media offering information, insight and analysis.

      Information as to the operations of the three segments of the company is set forth below based on the nature of the products and services offered. The chief operating decision maker of the company, the CEO Council, evaluates performance based primarily on operating profit. The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies - refer to Note 1 of the financial statements for the company's significant accounting policies.

                              Educational             Information
                         and Professional  Financial    and Media    Segment               Consolidated
(in millions)                  Publishing   Services     Services     Totals  Adjustments         Total
-------------------------------------------------------------------------------------------------------
1998
Operating revenue                $1,620.3   $1,152.7     $  956.1   $3,729.1     $     --      $3,729.1
Operating profit                    202.1      364.8        122.2      689.1       (128.7)        560.4*
Depreciation and amortization+      226.9       35.5         34.6      297.0          2.2         299.2
Assets                            2,049.4      729.7        606.0    3,385.1        403.0       3,788.1
Capital expenditures++              257.4       50.1         66.4      373.9           --         373.9
-------------------------------------------------------------------------------------------------------
1997
Operating revenue                $1,573.8   $  980.1     $  980.2   $3,534.1     $     --      $3,534.1
Operating profit                    187.7      269.9        141.5      599.1       (127.8)        471.3*
Depreciation and amortization+      225.0       33.4         33.9      292.3          1.2         293.5
Assets                            2,058.2      674.4        614.3    3,346.9        366.2       3,713.1
Capital expenditures++              193.1       23.6         28.8      245.5           --         245.5
-------------------------------------------------------------------------------------------------------
1996
Operating revenue                $1,277.9   $  855.9     $  940.9   $3,074.7     $     --      $3,074.7
Operating profit                    545.7      262.1        116.8      924.6       (109.8)        814.8*
Depreciation and amortization+      172.3       30.5         34.6      237.4          1.2         238.6
Assets                            2,085.5      561.1        626.3    3,272.9        369.3       3,642.2
Capital expenditures++              201.2       20.2         24.9      246.3           --         246.3
-------------------------------------------------------------------------------------------------------

*  Income before taxes on income
+ Includes amortization of goodwill and intangible assets and prepublication costs.
++ Includes purchase of property and equipment and investments in prepublication costs.

      The operating profit adjustments listed above relate to the operating results of the corporate entity, which is not considered an operating segment, and includes all corporate expenses of $80.7 million, $75.3 million and $62.1 million, respectively, for 1998, 1997 and 1996, and net interest expense of $48.0 million, $52.5 million and $47.7 million, respectively, of the company. Corporate assets consist principally of cash and equivalents, investment in Rock-McGraw, Inc., prepaid pension expense and income taxes and leasehold improvements related to subleased areas.

      The following is a schedule of revenues and long-lived assets by geographic location:

(in millions)             1998                    1997                    1996
--------------------------------------------------------------------------------------
                            Long-lived              Long-lived              Long-lived
                 Revenues       assets   Revenues       assets   Revenues       assets
--------------------------------------------------------------------------------------
United States    $3,045.7     $2,018.8   $2,898.4     $1,917.6   $2,507.0     $1,979.4
European region     325.8         67.3      283.2         46.2      268.6         32.0
Rest of world       357.6         60.3      352.5         67.9      299.1         67.2
--------------------------------------------------------------------------------------
   Total         $3,729.1     $2,146.4   $3,534.1     $2,031.7   $3,074.7     $2,078.6
======================================================================================

      Foreign revenue and long-lived assets include operations in 31 countries. The company does not have operations in any foreign country that represents more than 5% of its consolidated revenues. Transfers between geographic areas are recorded at cost plus a markup and intercompany revenue and profit are eliminated.

6. INVESTMENT IN ROCK-McGRAW,INC.

Rock-McGraw owns the company's headquarters building in New York City. It is owned 45% by the company and 55% by Rockefeller Group, Inc.

      The company currently occupies a portion of the rentable space. The current lease is for 30 years ending in the year 2002. In 1998, the company entered into a new lease agreement, starting in 2002, covering approximately 0.4 million square feet of office space. The lease will expire in 2020 and includes renewal options for three additional 5-year periods.

      As part of its supplemental agreement with Rock-McGraw, the company has commenced surrendering a portion of its occupied space. In 1998, the company paid Rock-McGraw gross annual rentals of $14.2 million (including various escalation payments) for the occupied space and $14.1 million for space that it has sublet. Over the lease term, the company is recovering a portion of the rentals through its share of earnings of Rock-McGraw.

      A summary of significant financial information for Rock-McGraw follows:

(in millions)                                       1998        1997        1996
--------------------------------------------------------------------------------
Revenue                                          $  66.2     $  64.6     $  63.7
--------------------------------------------------------------------------------
Net income                                          13.2        13.0        11.2
--------------------------------------------------------------------------------
Depreciation and
   amortization expense                              7.3         6.7         6.5
--------------------------------------------------------------------------------
Total assets                                       240.4       228.4       208.8
--------------------------------------------------------------------------------
Mortgage payable                                    19.3        20.2        23.8
--------------------------------------------------------------------------------
Total liabilities                                   65.4        66.7        60.0
================================================================================

      During 1998, Rock-McGraw refinanced its mortgage on the building for $19.3 million with a 5-year mortgage maturing on April 1, 2003. Interest is payable based on either the LIBOR rate between 30-180 days plus 0.4%, or the higher of the Prime rate or Federal Funds rate plus 0.5%, with the principal prepayable at any time in increments of $0.5 million and the balance due at maturity.

7. TAXES ON INCOME

Income before taxes on income resulted from domestic operations (including foreign branches) and foreign subsidiaries' operations as follows:

(in millions)                                       1998        1997        1996
--------------------------------------------------------------------------------
Domestic operations                              $ 513.5     $ 425.9     $ 783.6
Foreign operations                                  46.9        45.4        31.2
--------------------------------------------------------------------------------
Total income before taxes                        $ 560.4     $ 471.3     $ 814.8
================================================================================

      A reconciliation of the U.S. statutory tax rate to the company's effective tax rate for financial reporting purposes follows:

                                                   1998        1997        1996
-------------------------------------------------------------------------------
U.S. statutory rate                                35.0%       35.0%       35.0%
Goodwill amortization                               1.2         1.3         0.7
Effect of state and local
   income taxes                                     4.1         4.0*        3.7
Other - net                                        (1.3)       (2.0)       (0.2)
-------------------------------------------------------------------------------
Effective tax rate                                 39.0%       38.3%       39.2%
================================================================================

*Includes impact of lower taxes on gain on sale of Datapro.

      The provision for taxes on income consists of the following:

(in millions)                                      1998        1997        1996
-------------------------------------------------------------------------------
Federal:
Current                                         $ 135.6     $ 154.2     $ 281.4
Deferred                                           29.0       (21.2)      (19.3)
-------------------------------------------------------------------------------
Total federal                                     164.6       133.0       262.1
-------------------------------------------------------------------------------
Foreign:
Current                                            21.8        19.1        11.8
Deferred                                           (3.0)       (0.4)       (0.7)
-------------------------------------------------------------------------------
Total foreign                                      18.8        18.7        11.1
-------------------------------------------------------------------------------
State and local:
Current                                            25.9        33.1        48.8
Deferred                                            9.3        (4.2)       (2.9)
-------------------------------------------------------------------------------
Total state and local                              35.2        28.9        45.9
-------------------------------------------------------------------------------
Total provision for taxes                       $ 218.6     $ 180.6     $ 319.1
===============================================================================

      The principal temporary differences between the accounting for income and expenses for financial reporting and income tax purposes as of December 31 follow:

(in millions)                                                  1998        1997
-------------------------------------------------------------------------------
Fixed assets and intangible assets                          $ 132.9     $ 127.4
Prepaid pension and other expenses                             85.9        73.7
Unearned revenue                                               37.9        38.5
Reserves and accruals                                        (140.7)     (149.0)
Postretirement and postemployment benefits                    (90.9)      (90.7)
Other - net                                                    11.8        12.0
-------------------------------------------------------------------------------
Deferred tax liability - net                                $  36.9     $  11.9
===============================================================================

      The company made net income tax payments totaling $193.0 million in 1998, $331.5 million in 1997 and $170.6 million in 1996.

      The company has not recorded deferred income taxes applicable to undistributed earnings of foreign subsidiaries that are indefinitely reinvested in foreign operations. Undistributed earnings amounted to approximately $66 million at December 31, 1998, excluding amounts that, if remitted, generally would not result in any additional U.S. income taxes because of available foreign tax credits. If the earnings of such foreign subsidiaries were not indefinitely reinvested, a deferred tax liability of approximately $17 million would have been required.

8. RENTAL EXPENSE AND LEASE OBLIGATIONS

Rental expense for property and equipment under all operating lease agreements was as follows:

(in millions)                                       1998        1997        1996
--------------------------------------------------------------------------------
Gross rental expense                             $ 113.3     $ 108.9     $ 107.1
Less: sublease revenue                              30.0        27.5        28.5
--------------------------------------------------------------------------------
Net rental expense                               $  83.3     $  81.4     $  78.6
================================================================================

      The company is committed under lease arrangements covering property, computer systems and office equipment. Certain lease arrangements contain escalation clauses covering increased costs for real estate taxes and operating services.

      In an effort to consolidate its New York City office space, the company entered into two new lease agreements in 1997 covering approximately 1.4 million square feet of office space. The company also entered into a new lease agreement in 1998 for its headquarters building, referred to in Note 6, covering approximately 0.4 million square feet starting in 2002. All leases expire in the year 2020. The new lease arrangements coincide with the expiration of several existing leases in 1999 and the company's headquarters building lease, and the surrender of a portion of the company's occupied space in its headquarters building that began in 1998.

      Minimum rental commitments under existing noncancelable leases with a remaining term of more than one year, including the company's headquarters building, are shown in the following table. The annual rental commitments for real estate through the year 2002 have been reduced by approximately $18 million of rental income from existing noncancelable subleases.

(in millions)
--------------------------------------------------------------------------------
1999                                                                    $   66.1
2000                                                                        63.3
2001                                                                        55.9
2002                                                                        59.1
2003                                                                        67.9
2004 and beyond                                                          1,059.4
--------------------------------------------------------------------------------
Total                                                                   $1,371.7
================================================================================

9. CAPITAL STOCK

The Board of Directors declared a two-for-one stock split of the company's common stock, payable on March 8, 1999, to stockholders of record on February 24, 1999. The effect of the stock split has been retroactively reflected as of December 31, 1998 in the consolidated balance sheet and statement of shareholders' equity. All references to the number of common shares and per share amounts elsewhere in the consolidated financial statements and related footnotes have been restated as appropriate to reflect the effect of the stock split for all periods presented. On January 27, 1999, the Board of Directors also approved a share repurchase program authorizing the repurchase of up to 15 million shares, approximately 7.5% of the company's outstanding common stock. The company plans to implement the program through open market purchases or private trans actions. Through December 31, 1998, the company had repurchased approximately 8.0 million shares of common stock from the 1996 program at a total cost of $248.9 million. The repurchased shares will be used for general corporate purposes, including the issuance of shares for stock compensation plans. In the event of a significant investment opportunity, the company may slow the pace of repurchase activity.

      The $1.20 convertible preference stock may be converted into common stock at the option of the shareholder at the rate of one share of preference stock for 13.2 shares of common stock.

      The number of common shares reserved for issuance for employee stock plan awards was 18,015,440 at December 31, 1998 and 20,161,928 at December 31, 1997.
Under the Director Deferred Stock Ownership Plan, 316,596 common shares were reserved for issuance at December 31, 1998 and 1997.

      Two million shares of preferred stock, par value $1 per share, are authorized; none have been issued. 600,000 shares have been reserved for issuance under a Preferred Share Purchase Rights Plan adopted by the company's Board of Directors on July 29, 1998. Under the 1998 Rights Plan, one Right for each share of common stock outstanding was issued to shareholders of record on August 14, 1998.These Rights will become exercisable only if a person or group acquires 20% or more of the company's common stock or announces a tender offer that would result in the ownership of 20% or more of the common stock. Each Right will then entitle the holder to buy a 1/400th interest in a share of Series A preferred stock at an exercise price of $150. The Rights are redeemable by the company's Board of Directors for one-quarter cent each prior to a 20% acquisition by a third party. The 1998 Plan also gives the Board of Directors the option to exchange one share of common stock of the company for each right (not owned by the acquirer) after an acquirer holds 20% but less than 50% of the outstanding shares of common stock. In the event, after a person or group acquires 20% or more of the company's stock, that the company is acquired in a merger or other business combination transaction of 50% or more of its consolidated assets or earning power are sold, each Right becomes exercisable for common stock equivalent to two times the exercise price of the Right.

10. STOCK PLAN AWARDS

The company applies the provisions of Accounting Principles Board Opinion (APBO) No. 25, Accounting for Stock Issued to Employees, in accounting for its stock-based awards. Accordingly, no compensation cost has been recognized for its stock option plans other than for its restricted stock performance awards.

      The company has two stock option plans: the 1993 and 1987 Key Employee Stock Incentive Plans.

      The plans provide for the granting of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock awards, deferred stock (applicable to the 1987 Plan only) or other stock-based awards to purchase a total of 28.2 million shares of the company's common stock - 9.2 million shares under the 1987 Plan and 19.0 million shares under the 1993 Plan, as amended.

      Stock options, which may not be granted at a price less than the fair market value of the company's common stock at date of grant, vest in two years in equal annual installments and have a maximum term of ten years.

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

      Had the company elected to apply the provisions of Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, net income would have been reduced by $1.9 million, or $.01 per diluted share for 1998, $1.1 million, or $.01 per diluted share for 1997, and $2.9 million, or $.02 per diluted share for 1996, after accounting for stock-based compensation effective for awards made January 1, 1995 and thereafter.

      The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions for 1998, 1997 and 1996, respectively: risk-free average interest rate of 5.6%, 6.1% and 5.4%; dividend yield of 2.1%, 2.9% and 3.0%; volatility of 22%, 19% and 15%; and expected life of five years for all years.

      A summary of the status of the company's stock option plans as of December 31 and activity during the year follows:

                                                                        Weighted
                                                                         average
                                                                        exercise
(in thousands of shares)                                      Shares       price
--------------------------------------------------------------------------------
Outstanding at December 31, 1995                               6,216      $15.84
Options granted                                                1,976       21.74
Options exercised                                             (1,308)      15.41
Options cancelled and expired                                   (284)      19.53
--------------------------------------------------------------------------------
Outstanding at December 31, 1996                               6,600      $17.44
--------------------------------------------------------------------------------
Options granted                                                2,736       25.21
Options exercised                                             (1,914)      16.60
Options cancelled and expired                                   (292)      22.16
--------------------------------------------------------------------------------
Outstanding at December 31, 1997                               7,130      $20.46
--------------------------------------------------------------------------------
Options granted                                                3,825       37.74
Options exercised                                             (1,871)      19.93
Options cancelled and expired                                   (216)      28.41
--------------------------------------------------------------------------------
OUTSTANDING AT DECEMBER 31, 1998                               8,868      $27.79
================================================================================

      At December 31, 1998, 1997 and 1996, options for 4,644,000, 3,830,000 and
4,152,000 shares of common stock were exercisable. The weighted average fair value of options granted during 1998, 1997 and 1996 was $8.95, $5.02 and $3.46, respectively.

      A summary of information about stock options outstanding and options exercisable at December 31, 1998 follows:

                                          Options                 Options
(in thousands of shares)                Outstanding             Exercisable
--------------------------------------------------------------------------------
                                   Weighted      Weighted               Weighted
                                    average       average                average
Range of                          remaining      exercise               exercise
exercise prices      Shares            term         price    Shares        price
--------------------------------------------------------------------------------
$13.11 to $17.44      2,211      4.23 years        $15.83     2,211       $15.83
$21.19 to $31.16      2,607      7.61 years        $22.94     1,708       $22.57
$33.47 to $45.88      4,051      9.17 years        $37.43       725       $35.65
--------------------------------------------------------------------------------
$13.11 to $45.88      8,869      7.48 years        $27.79     4,644       $21.41
================================================================================

      Under the Director Deferred Stock Ownership Plan, a total of 316,596 shares of common stock was reserved as of December 31, 1998, and may be credited to deferred stock accounts for eligible Directors. In general, the Plan requires that 50% of eligible Directors' annual compensation plus dividend equivalents be credited to deferred stock accounts. Each Director may also elect to defer all or a portion of the remaining compensation and have an equivalent number of shares credited to the deferred stock account. Recipients under this Plan are not required to provide consideration to the company other than rendering service. Shares will be delivered as of the date a recipient ceases to be a member of the Board of Directors or within five years thereafter, if so elected. The Plan will remain in effect until terminated by the Board of Directors or until no shares of stock remain available under the Plan.

      Restricted stock performance awards have been granted under the 1993 and 1987 Plans. These restricted stock awards will vest only if the company achieves certain financial goals over various vesting periods. Recipients are not required to provide consideration to the company other than rendering service and have the right to vote the shares and to receive dividends.

      A total of 373,596 restricted shares were issued at an average market value of $37.54 in 1998, 639,390 shares at an average market value of $24.31 in 1997 and 578,716 shares at an average market value of $21.90 in 1996. The awards are recorded at the market value on the date of grant. Initially the total market value of the shares is treated as unearned compensation and is charged to expense over the respective vesting periods. Under APBO No. 25, for performance incentive shares, adjustments are also made to expense for changes in market value and achievement of financial goals. Restricted stock compensation charged to expense was $37.0 million for 1998, $16.0 million for 1997 and $12.0 million for 1996. Restricted shares outstanding at the end of the year were 1,121,750 in 1998, 1,111,434 in 1997 and 1,091,358 in 1996.

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

      A summary of pension income for the company's domestic defined benefit plans follows:

(in millions)                                      1998        1997        1996
-------------------------------------------------------------------------------
Service cost                                    $  17.6     $  16.2     $  16.9
Interest cost                                      36.1        33.2        30.8
Expected return on assets                         (60.8)      (54.7)      (50.5)
Amortization of:
   Transitional net asset                          (0.7)       (0.9)       (3.0)
   Prior service cost                               1.0         0.9         0.9
   Actuarial (gain)/loss                           (0.7)       (0.6)         --
-------------------------------------------------------------------------------
Net pension income                              $  (7.5)    $  (5.9)    $  (4.9)
===============================================================================
Assumed rates - January 1:
Discount rate                                     7-1/4%      7-3/4%      7-1/4%
Compensation increase factor                      5-1/2       5-1/2       5-1/2
Return on assets                                  9-1/2       9-1/2       9-1/2
===============================================================================

      The company also has unfunded supplemental benefit plans to provide senior management with supplemental retirement, disability and death benefits. Supple mental retirement benefits are based on final monthly earnings. Pension cost was approximately $4 million for 1998, 1997 and 1996. The accrued benefit obligation as of December 31, 1998 was $24.3 million.

      Total retirement plans cost was $45.3 million for 1998, $44.3 million for 1997 and $40.0 million for 1996.

      The funded status of the domestic defined benefit plans as of December 31 follows:

(in millions)                                                   1998       1997
-------------------------------------------------------------------------------
Change in benefit obligation
Net benefit obligation at beginning of year                  $ 496.8    $ 424.4
Service cost                                                    17.6       16.2
Interest cost                                                   36.1       33.2
Actuarial (gain)/loss                                           37.7       50.4
Gross benefits paid                                            (30.7)     (27.4)
-------------------------------------------------------------------------------
Net benefit obligation at end of year                        $ 557.5    $ 496.8
Change in Plan assets
Fair value of plan assets at beginning of year               $ 774.4    $ 665.7
Actual return on plan assets                                   161.6      136.1
Employer contributions                                           0.1         --
Gross benefits paid                                            (30.7)     (27.4)
-------------------------------------------------------------------------------
Fair value of plan assets at end of year                     $ 905.4    $ 774.4
Funded status at end of year                                 $ 347.9    $ 277.7
Unrecognized net actuarial (gain)/loss                        (244.6)    (182.2)
Unrecognized prior service costs                                 4.8        5.8
Unrecognized net transition obligation/(asset)                  (0.1)      (0.8)
-------------------------------------------------------------------------------
Prepaid pension cost                                         $ 108.0    $ 100.5
===============================================================================
Assumed rates - December 31:
Discount rate                                                  6-3/4%     7-1/4%
Compensation increase factor                                   5-1/2      5-1/2
===============================================================================

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

      Postretirement benefits cost was $6.9 million in 1998, $7.6 million in 1997 and $8.3 million in 1996. A summary of the components of the cost in 1998, 1997 and 1996 follows:

(in millions)                                      1998        1997        1996
-------------------------------------------------------------------------------
Service cost                                    $   2.5     $   2.4     $   2.5
Interest cost                                       9.4        10.0        10.0
Amortization of:
   Prior service cost                              (2.6)       (2.5)       (2.5)
   Actuarial (gain)/loss                           (2.4)       (2.3)       (1.7)
-------------------------------------------------------------------------------
Postretirement benefits cost                    $   6.9     $   7.6     $   8.3
===============================================================================

      A summary of the components of the unfunded post retirement benefit obligation as of December 31 follows:

(in millions)                                                   1998       1997
-------------------------------------------------------------------------------
Change in benefit obligation
Net benefit obligation at beginning of year                  $ 142.5    $ 134.1
Service cost                                                     2.5        2.4
Interest cost                                                    9.4       10.0
Plan participants contributions                                  1.4        1.4
Actuarial (gain)/loss                                           (1.8)       5.7
Gross benefits paid                                            (11.3)     (11.1)
-------------------------------------------------------------------------------
Net benefit obligation at end of year                        $ 142.7    $ 142.5
Change in Plan assets
Fair value of plan assets at beginning of year               $    --    $    --
Employer contributions                                           9.9        9.7
Plan participants contributions                                  1.4        1.4
Gross benefits paid                                            (11.3)     (11.1)
-------------------------------------------------------------------------------
Fair value of plan assets at end of year                     $    --    $    --
Funded status at end of year                                 $(142.7)   $(142.5)
Unrecognized net actuarial (gain)/loss                         (35.6)     (37.0)
Unrecognized prior service costs                               (14.4)     (17.0)
-------------------------------------------------------------------------------
Accrued benefit cost                                         $(192.7)   $(196.5)
===============================================================================

      The assumed weighted average healthcare cost trend rate ranges from 7.0% in 1999 decreasing ratably to 5.5% in 2002 and remaining at that level thereafter. The weighted average discount rate used to measure expense was 7.25% in 1998 and 7.75% in 1997; the rate used to measure the accumulated postretirement benefit obligation was 6.75% in 1998 and 7.25% in 1997. Assumed healthcare cost trends have a significant effect on the amounts reported for the healthcare plans. A one-percentage point change in assumed healthcare cost trend creates the following effects:

                                                One-Percentage   One-Percentage
(in millions)                                   Point Increase   Point Decrease
-------------------------------------------------------------------------------
Effect on total of service and interest cost             $ 1.0           $ (0.9)
Effect on postretirement benefit obligation              $11.4           $(10.6)
===============================================================================

13. EARNINGS PER SHARE

All share figures have been restated to reflect the two-for-one split announced January 27, 1999 - see Note 9 for further details.

      A reconciliation of the number of shares used for calculating basic earnings per common share and diluted earnings per common share follows:

(in thousands)                                  1998          1997          1996
--------------------------------------------------------------------------------
Net earnings                                $333,141      $290,675      $495,733
--------------------------------------------------------------------------------
Average number of common
   shares oustanding                         197,206       197,946       198,832
Effect of stock options and
   other dilutive securities                   1,898         1,558           910
--------------------------------------------------------------------------------
Average number of common shares
   outstanding including effect
   of dilutive securities                    199,104       199,504       199,742
================================================================================

      Restricted performance shares outstanding at December 31, 1998 of 662,900 were not included in the computation of diluted earnings per common share because the necessary vesting conditions have not yet been met.

14. LEGAL PROCEEDINGS

In June 1996, a complaint was filed against the company in the United States Bankruptcy Court, Central District of California, in an action captioned County of Orange v. McGraw-Hill Companies, Inc., d/b/a Standard & Poor's. The complaint alleged that Standard & Poor's breached its rating contracts with Orange County ("the County"), was professionally negligent and aided and abetted the County's officers in breaching their fiduciary duty. The lawsuit was transferred to the United States District Court for the Central District of California in December 1996 following dismissal by the Bankruptcy Court of the aiding and abetting claim. In April 1997, the County filed an amended complaint against the company alleging breach of contract and "professional malpractice" and adding a claim for unspecified punitive damages. In December 1998, the County filed a motion seeking reconsideration of the previous dismissal of the aiding and abetting claim and requesting leave to file an amended complaint adding the aiding and abetting claim. The trial, previously scheduled to commence on March 2, 1999, was adjourned by the District Court pending a decision by the California Supreme Court whether to review an appeal in another litigation concerning the scope of aiding and abetting breach of fiduciary duty claims under California law.

      In response to the company's interrogatories, the County has claimed (inconsistently with damages claims made by the County in other litigation documents) compensatory damages of approximately $2.1 billion, subject to certain offsets.

      While the ultimate outcome of the above-mentioned litigation cannot be ascertained at this time, based on current knowledge of the applicable law and facts and taking into consideration the opinion of the company's general counsel that the allegations by the County and the damages claims lack merit and that the company should prevail ultimately in this litigation, management believes that this lawsuit should not have a material adverse effect on the company's financial statements or its business operations.

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


/s/ Harold McGraw III

Harold McGraw III
President and Chief Executive Officer


/s/ Robert J. Bahash

Robert J. Bahash
Executive Vice President and Chief Financial Officer


REPORT OF INDEPENDENT AUDITORS

THE BOARD OF DIRECTORS AND SHAREHOLDERS
OF THE McGRAW-HILL COMPANIES, INC.

We have audited the accompanying consolidated balance sheets of The McGraw-Hill Companies, Inc. as of December 31, 1998 and 1997, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

      In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The McGraw-Hill Companies, Inc. at December 31, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.


                                                           /s/ Ernst & Young LLP

New York, New York
January 26, 1999

ELEVEN-YEAR FINANCIAL REVIEW

(in thousands, except per-share data)                                1998           1997           1996           1995         1994
------------------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS BY SEGMENT AND INCOME STATISTICS

OPERATING REVENUE
Educational and Professional Publishing                        $1,620,343     $1,573,797     $1,277,895     $1,235,578   $1,162,157
Financial Services                                              1,152,668        980,120        855,925        786,786      745,480
Information and Media Services                                    956,134        980,178        940,877        912,919      853,232
------------------------------------------------------------------------------------------------------------------------------------
TOTAL OPERATING REVENUE                                         3,729,145      3,534,095      3,074,697      2,935,283    2,760,869
------------------------------------------------------------------------------------------------------------------------------------
OPERATING PROFIT(g)
Educational and Professional Publishing(c)                        202,077        187,722        151,921        162,604      125,765
Financial Services                                                364,759        269,886        262,085        230,934      217,212
Information and Media Services                                    122,232        141,542        116,799        115,069      108,343
------------------------------------------------------------------------------------------------------------------------------------
TOTAL OPERATING PROFIT                                            689,068        599,150        530,805        508,607      451,320
Share of profit of Macmillan/McGraw-Hill
    School Publishing Company(e and g)                                 --             --             --             --           --
Unusual charges(c,f and g)                                             --             --        (25,000)            --           --
Gain on exchange of Shepard's/McGraw-Hill(c)                           --             --        418,731             --           --
Gain on sale of interest in Nikkei/McGraw-Hill(h)                      --             --             --             --           --
General corporate (expense)/income(g and i)                       (80,685)       (75,342)       (62,073)       (63,570)     (54,134)
Interest expense - net                                            (47,961)       (52,542)       (47,656)       (58,766)     (51,746)
------------------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE TAXES ON INCOME (a,b and d)                         560,422        471,266        814,807        386,271      345,440
Provision for taxes on income                                     218,565        180,591        319,074        159,144      142,321
------------------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE EXTRAORDINARY ITEM AND CUMULATIVE ADJUSTMENT        341,857        290,675        495,733        227,127      203,119
------------------------------------------------------------------------------------------------------------------------------------
Early extinguishment of debt, net of tax(j)                        (8,716)            --             --             --           --
Cumulative effect on prior years of changes in accounting(j)           --             --             --             --           --
------------------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                     $  333,141     $  290,675     $  495,733     $  227,127   $  203,119
------------------------------------------------------------------------------------------------------------------------------------
BASIC EARNINGS PER SHARE
Income before extraordinary item and cumulative adjustment     $     1.73     $     1.47     $     2.50     $     1.14   $     1.03
Extraordinary item and cumulative adjustment                        (0.04)            --             --             --           --
------------------------------------------------------------------------------------------------------------------------------------
Net income                                                     $     1.69     $     1.47     $     2.50     $     1.14   $     1.03
DILUTIVE EARNINGS PER SHARE
Income before extraordinary item and cumulative adjustment     $     1.71     $     1.46     $     2.48     $     1.14   $     1.03
Extraordinary item and cumulative adjustment(j)                     (0.04)            --             --             --           --
------------------------------------------------------------------------------------------------------------------------------------
Net income                                                     $     1.67     $     1.46     $     2.48     $     1.14   $     1.03
Dividends per share of common stock                                  0.78     $     0.72     $     0.66     $     0.60   $     0.58
------------------------------------------------------------------------------------------------------------------------------------
OPERATING STATISTICS
Return on average shareholders' equity                               22.9%          20.8%          41.4%          23.3%        23.4%
Income before taxes as a percent of revenue                          15.0           13.3           26.5           13.2         12.5
Income before extraordinary item and cumulative adjustment
    as a percent of revenue                                           9.2            8.2           16.1            7.7          7.4
------------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA
Working capital                                                $  137,310     $  258,179     $  130,920     $  193,346   $  130,272
Total assets                                                    3,788,144      3,713,074      3,642,239      3,057,167    2,960,285
Total debt                                                        527,597        684,425        581,368        628,664      762,805
Shareholders' equity                                            1,551,808      1,434,651      1,361,118      1,035,066      913,052
------------------------------------------------------------------------------------------------------------------------------------
NUMBER OF EMPLOYEES                                                15,897         15,690         16,220         15,452       15,339
====================================================================================================================================

(in thousands, except per-share data)                                1993           1992           1991           1990
---------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS BY SEGMENT AND INCOME STATISTICS

OPERATING REVENUE
Educational and Professional Publishing                        $  667,444     $  567,363     $  532,438     $  534,724
Financial Services                                                696,933        617,555        555,820        505,641
Information and Media Services                                    831,076        865,573        854,754        898,273
---------------------------------------------------------------------------------------------------------------------------
TOTAL OPERATING REVENUE                                         2,195,453      2,050,491      1,943,012      1,938,638
---------------------------------------------------------------------------------------------------------------------------
OPERATING PROFIT(g)
Educational and Professional Publishing(c)                         49,374         62,746         48,928         70,196
Financial Services                                                200,865        168,394        143,056        123,999
Information and Media Services                                    102,344        113,198        120,242        170,788
---------------------------------------------------------------------------------------------------------------------------
TOTAL OPERATING PROFIT                                            352,583        344,338        312,226        364,983
Share of profit of Macmillan/McGraw-Hill
    School Publishing Company(e and g)                             28,376         11,280         27,483         21,601
Unusual charges(c,f and g)                                       (229,800)            --             --             --
Gain on exchange of Shepard's/McGraw-Hill(c)                           --             --             --             --
Gain on sale of interest in Nikkei/McGraw-Hill(h)                      --             --             --             --
General corporate (expense)/income(g and i)                       (48,538)       (50,774)       (34,415)       (28,370)
Interest expense - net                                            (36,342)       (37,557)       (46,987)       (55,627)
---------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE TAXES ON INCOME (a,b and d)                          66,279        267,287        258,307        302,587
Provision for taxes on income                                      54,838        114,132        110,297        130,112
---------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE EXTRAORDINARY ITEM AND CUMULATIVE ADJUSTMENT         11,441        153,155        148,010        172,475
---------------------------------------------------------------------------------------------------------------------------
Early extinguishment of debt, net of tax(j)                            --             --             --             --
Cumulative effect on prior years of changes in accounting(j)           --       (124,587)            --             --
---------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                     $   11,441     $   28,568     $  148,010     $  172,475
---------------------------------------------------------------------------------------------------------------------------
BASIC EARNINGS PER SHARE
Income before extraordinary item and cumulative adjustment     $     0.06     $     0.79     $     0.76     $     0.89
Extraordinary item and cumulative adjustment                           --          (0.64)            --             --
---------------------------------------------------------------------------------------------------------------------------
Net income                                                     $     0.06     $     0.15     $     0.76     $     0.89
DILUTIVE EARNINGS PER SHARE
Income before extraordinary item and cumulative adjustment     $     0.06     $     0.79     $     0.76     $     0.89
Extraordinary item and cumulative adjustment(j)                        --          (0.64)            --             --
---------------------------------------------------------------------------------------------------------------------------
Net income                                                     $     0.06     $     0.15     $     0.76     $     0.89
Dividends per share of common stock                            $     0.57     $     0.56     $     0.55     $     0.54
---------------------------------------------------------------------------------------------------------------------------
OPERATING STATISTICS
Return on average shareholders' equity                                1.3%           3.0%          15.2%          18.8%
Income before taxes as a percent of revenue                           3.0           13.0           13.3           15.6
Income before extraordinary item and cumulative adjustment
    as a percent of revenue                                           0.5            7.5            7.6            8.9
---------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA
Working capital                                                $   62,887     $  (19,596)    $   29,543     $   44,193
Total assets                                                    3,043,232      2,473,021      2,482,679      2,501,130
Total debt                                                        928,710        482,991        568,159        622,372
Shareholders' equity                                              823,008        908,760        998,975        954,260
---------------------------------------------------------------------------------------------------------------------------
NUMBER OF EMPLOYEES                                                15,661         13,393         13,539         13,868
===========================================================================================================================

(in thousands, except per-share data)                               1989           1988
---------------------------------------------------------------------------------------
OPERATING RESULTS BY SEGMENT AND INCOME STATISTICS

OPERATING REVENUE
Educational and Professional Publishing                       $  483,666     $  437,590
Financial Services                                               432,314        399,242
Information and Media Services                                   872,983        836,734
---------------------------------------------------------------------------------------
TOTAL OPERATING REVENUE                                        1,788,963      1,673,566
---------------------------------------------------------------------------------------
OPERATING PROFIT(g)
Educational and Professional Publishing(c)                        44,107         48,185
Financial Services                                                85,081         81,765
Information and Media Services                                   192,254        175,384
---------------------------------------------------------------------------------------
TOTAL OPERATING PROFIT                                           321,442        305,334
Share of profit of Macmillan/McGraw-Hill
    School Publishing Company(e and g)                            13,688          2,349
Unusual charges(c,f and g)                                      (220,000)      (149,564)
Gain on exchange of Shepard's/McGraw-Hill(c)                          --             --
Gain on sale of interest in Nikkei/McGraw-Hill(h)                     --        221,783
General corporate (expense)/income(g and i)                        6,546          5,005
Interest expense - net                                           (35,038)        (5,290)
---------------------------------------------------------------------------------------
INCOME BEFORE TAXES ON INCOME (a,b and d)                         86,638        379,617
Provision for taxes on income                                     46,847        194,112
---------------------------------------------------------------------------------------
INCOME BEFORE EXTRAORDINARY ITEM AND CUMULATIVE ADJUSTMENT        39,791        185,505
---------------------------------------------------------------------------------------
Early extinguishment of debt, net of tax(j)                           --             --
Cumulative effect on prior years of changes in accounting(j)       8,000             --
---------------------------------------------------------------------------------------
NET INCOME                                                    $   47,791     $  185,505
---------------------------------------------------------------------------------------
BASIC EARNINGS PER SHARE
Income before extraordinary item and cumulative adjustment    $     0.21     $     0.96
Extraordinary item and cumulative adjustment                        0.04             --
---------------------------------------------------------------------------------------
Net income                                                    $     0.25     $     0.96
DILUTIVE EARNINGS PER SHARE
Income before extraordinary item and cumulative adjustment    $     0.21     $     0.96
Extraordinary item and cumulative adjustment(j)                     0.04             --
---------------------------------------------------------------------------------------
Net income                                                    $     0.25     $     0.96
Dividends per share of common stock                           $     0.50     $     0.46
---------------------------------------------------------------------------------------
OPERATING STATISTICS
Return on average shareholders' equity                               5.3%          21.2%
Income before taxes as a percent of revenue                          4.8           22.7
Income before extraordinary item and cumulative adjustment
    as a percent of revenue                                          2.7           11.1
---------------------------------------------------------------------------------------
BALANCE SHEET DATA
Working capital                                               $   22,743     $  (72,023)
Total assets                                                   2,181,718      1,705,547
Total debt                                                       503,434        148,434
Shareholders' equity                                             880,154        922,803
---------------------------------------------------------------------------------------
NUMBER OF EMPLOYEES                                               13,741         13,891
=======================================================================================


(a) 1998 income before taxes on income reflects a $26.7 million gain on the sale of a building and a $16.0 million charge at Continuing Education Center for the writedown of assets due to a continuing decline in enrollments.
(b) 1997 income before taxes on income reflects a $33.2 million provision for the consolidation of office space in New York City and a $20.4 million gain on the sale of Datapro Information Services.
(c) 1996 operating profit excludes a net gain on the exchange of Shepard's/McGraw-Hill for the Times Mirror Higher Education Group comprising a $418.7 million gain on the exchange and a $25 million one-time charge for integration costs.
(d) 1995 income before taxes on income reflects a $26.8 million provision for best practice initiatives and a $23.8 million gain on sale of the topical publishing division of Shepard's/ McGraw-Hill.
(e) Reflects The McGraw-Hill Companies' share of profit of Macmillan/McGraw-Hill School Publishing Company through September 30, 1993. Macmillan/McGraw-Hill results are consolidated effective October 1, 1993 in the Educational and Professional Publishing segment.
(f) 1993 amount reflects unusual charges in connection with the acquisition of the additional 50% interest in Macmillan/McGraw-Hill.
(g) 1989 and 1988 operating profit excludes unusual charges of $220 million and $149.6 million, respectively, as follows:

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
================================================================================

(h) In May 1988, the company sold its 49% interest in Nikkei/McGraw-Hill, Inc., a magazine publishing operation in Japan, for $283.1 million. The gain on sale was $221.8 million ($109.8 million after taxes).
(i) General corporate income for 1989 includes gains on dispositions of businesses totaling $48.8 million, and 1988 includes gains on dispositions of $26.5 million.
(j) The cumulative adjustment in 1992 reflects the adoption of the provisions of Statement of Financial Accounting Standards (SFAS) No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions, and SFAS No. 112, Employers' Accounting for Postemployment Benefits. In 1989, the company recognized the cumulative effect of a change in accounting for income taxes under SFAS No. 96. The extraordinary item in 1998 relates to costs for the early extinguishment of $155 million of the company's 9.43% notes during the third quarter.


                                  Pages 48 & 49

SUPPLEMENTAL FINANCIAL INFORMATION
QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                                         First       Second        Third       Fourth        Total
(in thousands, except per-share data)                  quarter      quarter      quarter      quarter         year
------------------------------------------------------------------------------------------------------------------
1998
Operating revenue                                   $  703,420   $  881,122   $1,206,425   $  938,178   $3,729,145
Income before taxes and extraordinary item              33,015      127,609      277,713      122,085      560,422
Net income                                              20,139       77,841      160,689       74,472      333,141
Earnings per share:
  Basic (b)                                               0.10         0.39         0.82         0.38         1.69
  Diluted(b)                                              0.10         0.39         0.81         0.37         1.67
------------------------------------------------------------------------------------------------------------------
1997
Operating revenue                                   $  652,935   $  836,652   $1,143,740   $  900,768   $3,534,095
Income before taxes                                     24,977      108,593      225,973      111,723      471,266
Net income                                              14,986       65,156      143,499       67,034      290,675
Earnings per share:
  Basic(b)                                                0.07         0.33         0.73         0.34         1.47
  Diluted(b)                                              0.07         0.33         0.72         0.34         1.46
------------------------------------------------------------------------------------------------------------------
1996
Operating revenue                                   $  583,851   $  710,934   $  949,009   $  830,903   $3,074,697
Income before taxes(a)                                  27,259       96,240      192,773      498,535      814,807
Net income(a)                                           16,192       57,166      114,508      307,867      495,733
Earnings per share:
  Basic(b)                                                0.08         0.29         0.58         1.55         2.50
  Diluted(b)                                              0.08         0.28         0.58         1.54         2.48
------------------------------------------------------------------------------------------------------------------

(a) The fourth quarter of 1996 includes a gain on exchange of Shepard's/McGraw-Hill for the Times Mirror Higher Education Group of $418.7 million ($260.5 million after taxes, or $1.30 per diluted share) and a one-time charge of $25 million ($14.9 million after taxes, or 7 cents per diluted share) for costs of integrating the company's College Division with the acquired higher education business.
(b) All basic and diluted earnings per share figures reflect the two-for-one stock split approved by the company's Board of Directors on January 27, 1999.

HIGH AND LOW SALES PRICES OF THE McGRAW-HILL COMPANIES COMMON STOCK ON THE NEW YORK STOCK EXCHANGE*

                                   1998                 1997                1996
--------------------------------------------------------------------------------
First quarter**      $39      --34-1/4   $26-9/16 --22-7/16   $23-1/8  --21-3/8
Second quarter**      41-1/2  --36-3/8    31-7/16 --24-15/16   24-5/8  --21-1/16
Third quarter**       43-1/2  --37-1/16   34-13/16--29-1/2     22-15/16--18-5/8
Fourth quarter**      51-11/16--36-1/8    37-11/16--31-9/16    24-1/8  --21-1/4
--------------------------------------------------------------------------------
Year**                51-11/16--34-1/4    37-11/16--22-7/16    24-5/8  --18-5/8
================================================================================

*The New York Stock Exchange is the principal market on which the Corporation's shares are traded.
**All high and low prices reflect the two-for-one stock split approved by the Corporation's Board of Directors on January 27, 1999.

SHAREHOLDER INFORMATION

To obtain a free copy of the annual Form 10-K filed with the Securities and Exchange Commission, which contains certain additional information, contact:

Corporate Affairs Department
The McGraw-Hill Companies
1221 Avenue of the Americas
New York, N.Y. 10020-1095
212-512-6741
www.mcgraw-hill.com

SHAREHOLDER SERVICES AND TRANSFER AGENT

Questions or changes relating to shareholder accounts should be directed to the Corporation's transfer agent:

ChaseMellon Shareholder Services
Post Office Box 3315
South Hackensack, N.J. 07606-1937
888-201-5538
www.chasemellon.com

--------------------------------------------------------------------------------
NEW DIRECT STOCK PURCHASE AND DIVIDEND REINVESTMENT PLAN

This expanded program offers a convenient, low-cost way to invest in the Corporation's common stock. Participants can purchase and sell shares directly through the program, make optional cash investments weekly (up to a maximum of $10,000 per month), reinvest dividends and send certificates to the transfer agent for safekeeping.

To order an information packet and enrollment forms, please call the automated request line at 800-842-7629. For specific questions about the program, call ChaseMellon Shareholder Services at 888-201-5538.
--------------------------------------------------------------------------------

ANNUAL MEETING

The 1999 annual meeting will be held at 11 a.m. on Wednesday, April 28, at the Corporation's headquarters, 1221 Avenue of the Americas, New York, N.Y. 10020-1095.

ADDITIONAL INFORMATION

Shareholders may contact The McGraw-Hill Companies directly about their stock by calling Shareholder Relations, 212-512-2192.

News media inquiries should be directed to the Corporate Affairs Department, 212-512-3640. www.mcgraw-hill.com/corporate/ news_bureau/news_bureau.html

STOCK EXCHANGE LISTING

The McGraw-Hill Companies is listed on the New York Stock Exchange (NYSE: MHP).


Page 50