Form 10-K, Exhibit 13
period 1999-12-31
MCGRAW-HILL COMPANIES INC
filed 2000-03-22
CIK 64040

                               [GRAPHIC OMITTED]

--------------------------------------------------------------------------------

                                                                   What Matters?
                                Annual Report '99
                         [LOGO]
The McGraw-Hill Companies

--------------------------------------------------------------------------------

                               [GRAPHIC OMITTED]

--------------------------------------------------------------------------------

Trust Matters

Information Age...or information maze? 320 million Web sites. 1.3 million book titles in print. 100,000 magazines. Thousands of broadcast outlets. Hundreds of online services. A staggering amount of information, subjects and sources. Where to go? What to use? Whom to trust? Investors, issuers and intermediaries in the global capital markets know the answer: they've made Standard & Poor's the world's foremost provider of financial analysis, ratings and information. Educators do too: McGraw-Hill's learning materials are the most widely used in the United States. Professionals around the world rely on our business, computing, science and medical reference works. Construction, aerospace and energy executives recognize us as the most authoritative source of information on their industries. And more people around the world read Business Week than any other business news source.

--------------------------------------------------------------------------------

                               [GRAPHIC OMITTED]

--------------------------------------------------------------------------------

The difference between trusted brands and also-rans? Consider the value of Standard & Poor's in meeting the global demand for financial information and insight. By uniting all of our financial services under the Standard & Poor's brand - as we did in 1999 - we're building a singular global positioning, encouraging more joint initiatives and technology-sharing - and setting the stage for continued increases in market share. But the effort doesn't stop there. We're building and leveraging the value of our strong brands in elementary, high school and higher education - where our McGraw-Hill, Glencoe/McGraw-Hill, SRA/McGraw-Hill and Irwin/McGraw-Hill imprints stand out; in Professional Publishing which features the Osborne and Appleton & Lange brands; in our Business Week Group; and in our business-to-business information segments, which include the highly regarded F.W. Dodge, Sweet's, Aviation Week and Platt's brands.

                                                                   Brands Matter

--------------------------------------------------------------------------------

                               [GRAPHIC OMITTED]

--------------------------------------------------------------------------------

Reliability Matters

Standard & Poor's. Institutions and individuals depend on it before making investment decisions. Corporate executives and governments use it to help raise capital and fund their operations. Financial intermediaries count on it to stay abreast of market developments and better serve their clients. From the Americas to Europe to Asia, participants in the world's capital markets know they can trust Standard & Poor's to provide timely, consistent and meaningful information...information on credit quality and financial performance...on current activity and future prospects in the equity, corporate, fixed-income, government debt and currency markets. Our global capabilities, the integrity of our research, our experience in the markets: they're why our customers have made Standard & Poor's the world's leading provider of financial information services.

--------------------------------------------------------------------------------

                               [GRAPHIC OMITTED]

--------------------------------------------------------------------------------

Insight Matters

Its first issue in September 1929 forecast the most famous stock market crash in history. Its last issues of the 20th century featured groundbreaking coverage and analysis of the "new economy" created by the global technology revolution. Business Week, celebrating its 70th year, is the most popular business magazine in the world - and the fastest-growing English-language business publication in Asia and Europe. Business Week's remarkable story of success begins - and continues - with relentless adherence to its core values: cutting-edge story selection; in-depth reporting; experienced point-of-view. It's how Business Week provides insight every day for its 6.3 million global readers. It's what makes the magazine the medium of choice for multinational marketers, with ad pages rising 22.9% in 1999. And it has allowed us to position Business Week at the core of a growing family of print publications and online information services.

--------------------------------------------------------------------------------

                               [GRAPHIC OMITTED]

--------------------------------------------------------------------------------

Standard & Poor's non-U.S. revenues have increased substantially over the last five years, and key developments in 1999 will ensure this growth continues. With European debt issuance soaring in volume, Standard & Poor's expanded its strong local market presence - and the world's largest ratings network - by opening its 30th office, in Milan. We acquired IFIS, the top provider of analysis on Japan's $300 billion mutual fund industry, to complement our extensive information on 52,000 funds in over 50 countries. We created the S&P Global 1200, the first truly investable global index, comprising leading companies in major industries and market sectors worldwide. And we acquired the International Finance Corporation's vast database covering 2,200 stocks in 54 emerging markets.

                                                                   Reach Matters

--------------------------------------------------------------------------------

                               [GRAPHIC OMITTED]

--------------------------------------------------------------------------------

Opportunity Matters

Take record-breaking school enrollments and growing demand for improved educational performance. Add expanding education funding fueled by $170 billion in state and local budget surpluses. What do you get? If you're the nation's leading provider of K-12 education materials, you get opportunities - to improve education and to build on our success. Our experience in developing curricula, in making instruction and learning more effective, and in producing learning materials that engage and stimulate, are key to our success. Our education businesses boast the broadest range of products and extensive use of multimedia tools. With our top ranking in elementary schools (McGraw-Hill School Division), in grades 6-12 (Glencoe/McGraw-Hill), in standardized testing (CTB/McGraw-Hill) and in supplementary materials (SRA/McGraw-Hill), we have the size and scale to meet students' complete educational needs.

--------------------------------------------------------------------------------

                               [GRAPHIC OMITTED]

--------------------------------------------------------------------------------

If you build it, will they come? They will if you offer them what they want and need, which in our business means value-added content. A case in point: Business Week substantially enhanced its personal finance coverage in 1999, to the delight of readers and advertisers alike. It also rolled out e.biz, a quarterly magazine-within-a-magazine on e-commerce, which completely sold out its advertising space in 1999 and will appear monthly later this year. Frontier, a monthly for small business owners also published within Business Week, continued its success among readers. Business Week Online, which allows us to leverage all our content - and to enhance our offerings to reach new audiences - now achieves over 10 million monthly page views and boasts more than 600,000 frequent readers, 70% of whom do not subscribe to the print version.

                                                                 Content Matters

--------------------------------------------------------------------------------

                               [GRAPHIC OMITTED]

--------------------------------------------------------------------------------

Access Matters

Yes, more than 90% of our information is created in both print and digital formats. Yes, our information reaches customers around the world in virtually every way imaginable: print, online, fax, broadcast or conferences. And yes, we offer information in multiple frequencies: real-time, on demand and everything in between. But is this all that customers want and need? No. So we're finding new ways of enabling customers to access our wealth of resources, content and analysis. Such as Web-based hubs and portals that aggregate data, news and information...that provide community, content and commerce in one place, on one screen, with one click...and that enable us to leverage such leading brands as Standard & Poor's, the McGraw-Hill educational imprint, Business Week, Aviation Week, F.W. Dodge, Sweet's and Platt's to enhance our position in key markets.

--------------------------------------------------------------------------------

                               [GRAPHIC OMITTED]

--------------------------------------------------------------------------------

Over the next three years California, Texas, Florida and other key states will spend almost $700 million on elementary and high school science programs. With offerings like McGraw-Hill Science and Glencoe/McGraw-Hill's Science Voyages - two new, comprehensive text, activity and technology programs - we're ready to meet this demand. For teachers, there are well-organized planning guides, assessment materials, interactive lesson plans, online discussion forums and instructional tools. For students, there are compelling content, dynamic visuals, multimedia learning experiences and interactive quizzes. The same approach we're taking in science can be found in our Versatile Learning Systems
- comprehensive educational programs that integrate print and electronic materials into an easy-to-use multimedia presentation that enables teachers to teach more effectively.

                                                              Leadership Matters

--------------------------------------------------------------------------------

                               [GRAPHIC OMITTED]

--------------------------------------------------------------------------------

For a look at tomorrow's delivery model today, click onto AviationNow.com or Construction.com, two of our commercial business-to-business information hubs that made major developmental strides in 1999. At the core of each you'll find the industry news, views and analysis for which we're already well known. You'll also find essential data on products and companies that let you reach or connect to anyone. There are discussion forums that link people with similar interests, and the ability to make our home page your home page for accessing the Web. But there's more still: online continuing education courses and bookstores. And there's more to come: the facilitation of commerce among buyers and sellers. All of which provides greater value to our customers, as well as growth opportunities for our company - through advertising revenue, licensing fees, subscriptions and online purchases.

                                                                Delivery Matters

--------------------------------------------------------------------------------

                               [GRAPHIC OMITTED]

--------------------------------------------------------------------------------

Innovation Matters

The Internet: Friend or foe? For traditional publishers, the conventional thinking has been, well, pretty conventional. But think again. Think the way we do about the Internet's potential to serve our customers with customized products...to increase sales by transforming printed text to online editions that are continually updated...to increase profits by substantially reducing printing and distribution costs...to create new revenue streams by selling subscriptions to our Web services and online information. This is precisely our approach in Professional Publishing, where we continue to create electronic versions of our well-known print products to serve the information needs of professionals worldwide. Harrison's Online, our Web-based version of the world's best-selling medical reference, added more new global subscribers in 1999. New for 2000 - Access Science - an online version of our renowned Encyclopedia of Science and Technology.

--------------------------------------------------------------------------------

                               [GRAPHIC OMITTED]

--------------------------------------------------------------------------------

There's a radical new idea taking hold on college campuses across the nation:
PageOut, our online system that enables instructors to create custom Web sites for their own courses. It comes complete with tools that allow educators to post notes to students, an interactive syllabus, assignment lists and online quizzes. It also features links to our Online Learning Centers, which provide fee-based access to supplementary materials for 170 texts - up from 25 last year - and our OnLine Supersites, covering 32 different disciplines. The rollout of PageOut follows the 1998 debut of McGraw-Hill Learning Architecture, a Web-based system used by professors at more than 200 colleges and universities to manage their courses. PageOut's grade so far? In less than a year, more than 6,000 instructors at colleges and universities have registered for the service.

                                                                Solutions Matter

--------------------------------------------------------------------------------

                               [GRAPHIC OMITTED]

--------------------------------------------------------------------------------

Partnerships Matter

Leading: Already the top provider of real-time equity price quotes, S&P ComStock has joined with Xinhua Financial Company to be the exclusive provider of real-time financial information to China's growing capital markets. Enhancing:
By integrating interactive testing software from Advantage Learning Systems and materials from Time magazine's student edition, the McGraw-Hill School Division is building more effective K-6 reading programs. Expanding: By teaming with domestic ratings agencies, Standard & Poor's brings its expertise to emerging markets that need impartial risk evaluation. Enabling: By joining with technology leaders such as Oracle and Microsoft, our Professional Publishing group is producing technical education and certification programs that support professional development. Growing: By forming partnerships to meet our markets' needs, we are generating significant new business opportunities.

--------------------------------------------------------------------------------

                               [GRAPHIC OMITTED]

--------------------------------------------------------------------------------

Leveraging strengths, sharing resources, spreading expertise within and across our businesses: key catalysts for growth and success. In 1999 Platt's joined with Power, Electrical World, Power International and our energy and business newsletters to form the McGraw-Hill Energy Information Group, the largest and most complete source of energy market information in the world. We also continued to enhance our leadership in other key business-to-business markets. F.W. Dodge and Standard & Poor's jointly launched a new information tool for construction firms that provides comparative data and risk assessments on 58 countries...S&P Personal Wealth teamed with Business Week to enhance the magazine's already content-rich Web site...and our Educational and Professional Publishing group formed a businesswide new media team to accelerate the development of electronic products and services.

                                                                Teamwork Matters

--------------------------------------------------------------------------------

                               [GRAPHIC OMITTED]

--------------------------------------------------------------------------------

Excellence Matters

You can measure it by our record financial results over the past seven years. You can judge it by our success with customers: most of our businesses are the recognized leaders in their markets. You can see the industry honors we receive:
Business Week was named International Magazine of 1999 by the Association of Circulation Executives; three of our publications were chosen as Library Journal's top 50 reference books of the millennium; and the National Building Museum recognized our leader-ship in providing construction industry information. We celebrate excellence ourselves through our Excellence in Management and Corporate Achievement awards - programs that recognize top managers and successful teams for demonstrating innovation, leadership and collaboration in meeting our growth goals.

--------------------------------------------------------------------------------

                               [GRAPHIC OMITTED]

--------------------------------------------------------------------------------

Energy...enthusiasm... accomplishment...collaboration. It all adds up to attitude...and it's what information providers need to innovate, grow and succeed in our rapidly changing markets. It's why our Standard & Poor's Corporate Finance Ratings unit achieved a 108% growth rate in nontraditional ratings product revenue from 1998 to 1999...why our SRA/McGraw-Hill business significantly increased market share and realized higher sales of its outstanding supplementary learning materials...why in International Publishing we continue to advance our position as the world's leading Spanish-language publisher, producing more than 800 new or revised titles annually...and it's why our four ABC-affiliated TV stations are expanding their local news coverage and community activities to drive increased ratings and advertising sales. This kind of spirit is fueling our momentum and igniting our success.

                                                                Attitude Matters

--------------------------------------------------------------------------------

The McGraw-Hill Companies At a Glance

Overall Review of Businesses and Strategy

The McGraw-Hill Companies touches people at all stages of life with the breadth and depth of our information products and services, helping them to make decisions and move ahead. Standard & Poor's serves the world's capital markets as a leading source of financial information and ratings services. Teachers, students, doctors, engineers and other specialists rely on the McGraw-Hill imprint for learning materials that improve education and advance professional skills. And business executives around the world look to Business Week, Aviation Week, Platt's, Sweet's and our other well-known brands for the information, insight and analysis they need to build their businesses and further their careers. Our mission worldwide is to enhance the professional and personal development of our customers and help them to reach their potential.

We have established five priorities for growth that will drive much of our activity in the future:

o     Grow globally in financial services

o     Expand our global publishing operations

o     Increase our penetration of the U.S. education market

o     Capitalize on opportunities in electronic commerce

o     Grow our business-to-business information services and products

                               [GRAPHIC OMITTED]

Financial Services

Key Markets

Global financial markets. Customers include debt issuers, investors, intermediaries, corporations, government agencies, financial institutions, portfolio managers, brokers, fund managers and commodities, securities and foreign exchange traders.

1999 Highlights

Strong international ratings growth in 1999 as the global shift to bond issuance continued and Eurobond issuance soared. Introduced new Web-based products that provide investment information and risk analysis to financial advisors, 401(k) investors, corporations and governments. Enhanced index, mutual fund and retirement planning business through acquisitions. Launched S&P Global 1200 index.

Growth Strategy

Continue global expansion in ratings business with focus on Europe and Japan. Expand offerings of non-traditional ratings products to diversify revenue. Capitalize on global growth of self-directed retirement and investment planning. Build on reputation of Standard & Poor's equity indexes to create new investable products and generate new licensing fees. Meet the information needs of the burgeoning worldwide mutual fund industry.

Key Businesses

Standard and Poor's
Capital Markets Services
Corporate Ratings Services
Financial Institutions Ratings Services
Fund Services
Insurance Ratings Services
Investment Services
Public Finance Ratings Services
Research Services
Structured Finance Ratings Services

Educational and Professional Publishing

Key Markets

U.S. markets for elementary, secondary, testing, vocational and postsecondary fields. Global college and postgraduate fields. International education markets, and global markets in engineering, science, medicine, healthcare, computer technology, business, government and training.

1999 Highlights

El-hi business grew at three times the industry rate. Outstanding performance in math, social studies, music, and in educational testing. Introduced new multimedia learning programs. Expanded online learning through subject-specific Web sites and Web-based instructional tools in Higher Education. Bolstered medical information business through acquisition. New alliances and computer book titles drove growth in Professional Publishing segment.

Growth Strategy

Continue new product development across all el-hi subject areas to take advantage of strong adoption schedule through 2004 and continue integrating multimedia into learning programs. Expand online programs in higher education, including introduction of e-books in 2000. Expand global approach in professional publishing to capitalize on the growing worldwide need for professional development and English-language training. Continue to build on strength as leading Spanish-language publisher.

Key Businesses

Educational Publishing
McGraw-Hill School Division
Glencoe/McGraw-Hill
CTB/McGraw-Hill
SRA/McGraw-Hill
McGraw-Hill Consumer Products

Higher Education
Dushkin/McGraw-Hill
Irwin/McGraw-Hill
McGraw-Hill Science, Engineering & Mathematics
McGraw-Hill Social Sciences, Humanities, World Languages/ESOL
Primis Custom Publishing

International Publishing
McGraw-Hill Asia/Pacific
McGraw-Hill Australia, New Zealand and South Africa
McGraw-Hill Europe, Middle East and Africa
McGraw-Hill Latin America
McGraw-Hill Spain
McGraw-Hill Ryerson (Canada)
Tata/McGraw-Hill

McGraw-Hill Lifetime Learning
Xebec/McGraw-Hill

Professional Publishing
Business/General Reference
Computing/McGraw-Hill
Osborne/McGraw-Hill
Scientific, Technical & Medical

                               [GRAPHIC OMITTED]

Information and Media Services

Key Markets

Global business professionals, advertisers and consumers. Professionals and corporate executives worldwide in aviation, construction, energy and healthcare. Television audiences in Denver, Indianapolis, San Diego and Bakersfield, California.

1999 Highlights

Business Week achieved fifth year of record growth; franchise enhanced with broader personal finance coverage, expansion of on-line presence and successful launches of e-commerce and small business magazines-within-a-magazine. Development of online hubs for construction and aviation markets. Created energy information market segment. Sold chemical and plastics publications.

Growth Strategy

Continue building global franchise for Business Week-branded products, with focus on increasing global ad sales and circulation. Continue to establish broader and deeper penetration of vertical markets for business-to-business information. Accelerate Web presence, expanding commercial hubs in aviation, construction and energy that offer content, community and e-commerce opportunities. Enhance community presence of local market television stations, and take advantage of opportunities to build election-year advertising revenue.

Key Businesses

Aviation Week Group
AviationNow.com
Aviation Week & Space Technology
A/C Flyer
Business & Commercial Aviation
World Aviation Directory
O&M Magazine

Broadcasting Group
(All ABC affiliates)
KMGH-TV (Denver)
KGTV (San Diego)
KERO-TV (Bakersfield)
WRTV (Indianapolis)

Business Week Group
Business Week
Business Week International
Business Week Online

Healthcare Information Group
Hospital Practice
The Physician and Sportsmedicine
Postgraduate Medicine
Healthcare Informatics
e.MD
Your Patient & Fitness

McGraw-Hill Construction Information Group
F.W. Dodge
Sweet's Group
Architectural Record
Engineering News-Record
Design-Build

McGraw-Hill Energy Information Group
Platt's
Natural Gas Information Services
Electric Power Information Services
Nuclear Power Information Services
Coal Information Services
Utility Data Institute
Energy Magazines

Tower Group International

Results Matter

                               [GRAPHIC OMITTED]

                                  Operating Profit by Segment
                                     (dollars in millions)


                           Educational and Professional                          Information and Media
Year                                Publishing             Financial Services           Services                     Total
----                       ----------------------------    ------------------    ----------------------              -----
97                                  196                          277                       136                        609

98                                  218                          329                       131                        678

99                                  274                          370                       140                        784

Excludes the following items:
1999  Gain on the sale of the Petrochemical publicatons
1998  Gain on the sale of a building
      Writedown of Continuing Education Center's Assets
1997  Gain on the sale of Datapro Information Services
      Real Estate writedowns for the consolidation of office space in New York City


                                  Capital Expenditures by Segment


                           Educational and Professional                          Information and Media
Year                                Publishing             Financial Services           Services                      Total
----                       ----------------------------    ------------------    ---------------------                -----
97                                  193                           24                        29                         246

98                                  258                           50                        66                         374

99                                  298                           58                        45                         401



                                  EDITDA by Segment

                           Educational and Professional                          Information and Media
Year                                Publishing             Financial Services           Services                      Total
----                       ----------------------------    ------------------    ---------------------               ------
97                                  421                          310                       170                         901

98                                  444                          365                       166                         975

99                                  506                          411                       173                       1,090

--------------------------------------------------------------------------------

                                                                Financial Review

--------------------------------------------------------------------------------

                                  Operating Revenue by Segment


                           Educational and Professional                          Information and Media
Year                                Publishing             Financial Services           Services                      Total
----                       ----------------------------    ------------------    --------------------                ------
97                                1,574                          921                     1,039                       3,534

98                                1,620                        1,088                     1,021                       3,729

99                                1,735                        1,225                     1,032                       3,992




                          FINANCIAL CONTENTS

                          26 MANAGEMENT'S DISCUSSION AND ANALYSIS
                          37 CONSOLIDATED STATEMENT OF INCOME
                          38 CONSOLIDATED BALANCE SHEET
                          40 CONSOLIDATED STATEMENT OF CASH FLOWS
                          41 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                          42 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          49 REPORT OF MANAGEMENT/REPORT OF INDEPENDENT AUDITORS 50 ELEVEN-YEAR FINANCIAL REVIEW
                          52 SUPPLEMENTAL FINANCIAL INFORMATION

MANAGEMENT'S DISCUSSION AND ANALYSIS
Operating Results

CONSOLIDATED REVIEW

(in millions)                                1999           1998           1997
--------------------------------------------------------------------------------
Operating Revenue                        $3,992.0       $3,729.1       $3,534.1
% Increase                                    7.0            5.5           14.9
--------------------------------------------------------------------------------
Operating Profit                         $  823.3       $  689.1       $  599.1
% Increase (Decrease)                        19.5           15.0          (35.2)
--------------------------------------------------------------------------------
% Operating Margin                             21             18             17
--------------------------------------------------------------------------------
Income Before Taxes                      $  698.0       $  560.4       $  471.3
--------------------------------------------------------------------------------
Net Income                               $  425.8       $  333.1       $  290.7
--------------------------------------------------------------------------------

Operating profit is income before taxes on income, interest expense and corporate expense. Includes unusual items as described below.

1999 COMPARED WITH 1998
REVENUE AND EARNINGS

Operating revenue for 1999 increased $262.9 million, 7.0% over 1998 due to the strong performances of the Financial Services segment and Educational and Professional Publishing segment and the record performance of Business Week within the Information and Media Services segment.

      Operating profit of $823.3 million increased 19.5% over 1998. Included in each of the respective periods are the following one-time items: in the fourth quarter of 1999, a $39.7 million pre-tax gain was recorded on the sale of McGraw-Hill's Petrochemical publications ($24.2 million after-tax, or 12 cents per diluted common share) and is reflected in the Information and Media Services segment; in the third quarter of 1998, the company recorded a $26.7 million pre-tax gain ($16.3 million after-tax, or 8 cents per diluted common share) on the sale of an office building, reflected in the Financial Services segment; an $8.7 million extraordinary loss after taxes of $5.6 million on the early extinguishment of debt (4 cents per diluted common share); and a pre-tax charge of $16.0 million ($9.8 million after-tax, or 5 cents per diluted common share) for the writedown of assets at the Continuing Education Center, reflected in the Educational and Professional Publishing segment. In the second quarter of 1998, the company sold the remainder of its Information Technology and Communications Group; the proceeds of $28.6 million approximated book value.

      Excluding the one-time items and the extraordinary loss from 1999 and 1998, operating profit was $783.6 million, an increase of $105.2 million, 15.5% over 1998. Net income was $401.6 million, 19.7% higher than full-year 1998.

      Earnings per share for 1999 increased 28.1% over 1998 to $2.14. Excluding the one-time items and the extraordinary loss from 1999 and 1998, EPS grew 20.2% to $2.02.

EXPENSES

Operating expenses for the year increased 4.6%. Excluding the impact of the divestitures, operating expenses would have increased 6.3%, reflecting investments in new products, technology and facilities. Modest inflation occurred in most of the expense categories. Continued best practice efforts mitigated the impact of these increases. Combined paper, printing and distribution prices decreased 1.2% due primarily to favorable marketplace conditions. Combined paper, printing and distribution expenses represent 23% of operating expenses.

      Selling and general expenses increased 4.3%, reflecting increased volume. Excluding the impact of divestitures, selling and general expenses increased 6.2%. A significant portion of both operating and selling and general expenses is compensation, which increased 7.3% to $1.1 billion.

      Depreciation and amortization expense, including the amortization of goodwill, intangible assets and prepublication costs, increased $9.1 million, or 3.0%, due primarily to the amortization of prepublication costs associated with 1999 el-hi adoptions. Starting in 2002, various real estate leases in New York, primarily the company's headquarters, will renew at higher rates.

      In 2000, paper prices are anticipated to rise approximately 5% along with increases in the industry. Printing costs should increase modestly due to the early printing program taking some production for the Educational and Professional Publishing segment out of peak periods and ensuring delivery. Inventory carrying values will increase, but will be offset by the discount in printing costs. A modest increase in distribution costs is anticipated due to higher fuel surcharges. Merit increases will approximate 4%. The discount rate for the actuarial pension calculation was changed from 6.75% in 1999 to 7.5% in 2000, reflecting the upward trend in interest rates.

INTEREST EXPENSE

Net interest expense in 1999 was $42.0 million, compared with $48.0 million in 1998, a $6.0 million, or 12.4%, decrease due to lower average interest rates on borrowings throughout the year. The lower interest expense reflects the company's decision to repurchase $155 million of its 9.43% Notes in September 1998, which were replaced with commercial paper borrowings at lower interest rates. The average commercial paper rate was 5.2% in 1999 and 5.6% in 1998.

      In 2000, interest expense may increase due to the increases in commercial paper borrowing rates.

PROVISION FOR INCOME TAXES

The provision for income taxes as a percent of income before taxes was 39% in 1999 and 1998. In 2000, the effective tax rate is expected to approximate the current year's rate.

1998 COMPARED WITH 1997
REVENUE AND EARNINGS

Operating revenue for the year of $3.7 billion grew 5.5% from 1997, reflecting strong growth in the Financial Services segment, along with modest growth in the Educational and Professional Publishing segment despite a very strong performance in 1997. Excluding divested businesses, revenues increased 8.1%.

      Operating profit of $689.1 million grew 15.0% and net income of $333.1 million increased 14.6% from 1997. Included in the respective periods are the following one-time items: in the third quarter of 1998, the company recorded a $26.7 million pre-tax gain on the sale of an office building; an $8.7 million extraordinary loss after taxes on the early extinguishment of debt; and a $16.0 million pre-tax charge for the writedown of assets at the Continuing Education Center due to a continuing decline in enrollments. In the second quarter of 1998, the company sold the remainder of its Information Technology and Communications Group.

      In the third quarter of 1997, the company divested its McGraw-Hill London House and McGraw-Hill School Systems businesses, which were part of the Educational and Professional Publishing segment, for $29 million in cash; the proceeds approximated the book values of the properties. Also during the quarter, the company divested its Datapro Information Services business for proceeds of $25 million in cash; the quarter results reflect a pre-tax gain of $20.4 million ($20.2 million after-tax, or 10 cents per diluted common share) on the divestiture. The pre-tax gain is recorded as other income on the consolidated statement of income and is reflected in the operating profit of the Information and Media Services segment.

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

      Earnings per share for 1998 were $1.67, an increase of 14.4% over 1997. Excluding the extraordinary loss and other one-time items, EPS was $1.68, a 15.1% increase over 1997.

EXPENSES

Operating expenses for 1998 increased 2.2%. Excluding the net effect of acquisitions/divestitures and the 1997 facilities charge, operating expenses would have increased 6.2%, reflecting investments in new products and technology and modest inflationary increases in key categories, such as compensation, somewhat offset by cost containment. Combined paper, printing and distribution prices increased approximately 1.8%, primarily due to the carryforward impact of paper price increases that occurred in late 1997 and normal printing increases.

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

INTEREST EXPENSE

Net interest expense of $48.0 million decreased $4.6 million, or 8.7%, from the prior year, essentially due to lower debt levels resulting from improved cash flow. Average commercial paper borrowings declined to $417 million from $489 million. The lower interest expense also reflects the company's decision to repurchase $155 million of its 9.43% Notes, which will be replaced at lower rates. The average commercial paper rate was 5.6% for both 1998 and 1997.

PROVISION FOR INCOME TAXES

The provision for income taxes as a percent of income before taxes was 39%, compared with 40% in 1997, excluding the gain on the sale of Datapro, due to favorable apportionment changes reducing state taxes.

MANAGEMENT"S DISCUSSION AND ANALYSIS
Segment Review

EDUCATIONAL AND PROFESSIONAL PUBLISHING

(in millions)                          1999           1998              1997
--------------------------------------------------------------------------------
Operating Revenue                  $1,734.9       $1,620.3          $1,573.8
% Increase                              7.1            3.0              23.2
--------------------------------------------------------------------------------
Operating Profit                   $  273.7       $  202.1(a)       $  187.7(b)
% Increase (Decrease)                  35.4            7.7             (65.6)
--------------------------------------------------------------------------------
% Operating Margin                       16             12                12
================================================================================

(a) Includes a $16.0 million pre-tax provision at Continuing Education Center for the writedown of assets due to a continuing decline in enrollments.
(b) Includes an $8.6 million provision for the consolidation of office space in New York City.

      The Educational and Professional Publishing segment consists of two operating groups that provide educational and professional reference materials, training, and lifetime learning. The two units are the Educational Publishing Group and the Higher Education, Professional Book and International Publishing Group. Included in the 1999 performance are results from Appleton & Lange, which was acquired in June 1999 and has become a part of the Higher Education, Professional Book and International Publishing Group. The Continuing Education Center (CEC) was part of the Higher Education, Professional Book and International Publishing Group, but in 1999, due to a decline in enrollments, McGraw-Hill began the teach out of the CEC programs and discontinued its operations.

      In 1999, the Educational and Professional Publishing segment had a record year in both sales and operating profit. Revenue grew 7.1% with both operating groups contributing to the increase. Operating profit increased by 35.4% including the effect of the CEC writedown. Excluding the writedown of CEC, operating profit increased 25.5%.

      In 1998, revenue grew 3.0% and operating profit increased 7.7% led by strong performances in Educational Publishing and Higher Education. Excluding the writedown of the Continuing Education Center in 1998 and the facilities charge in 1997, operating profit increased 11.1%.

EDUCATIONAL PUBLISHING

The Educational Publishing Group comprises five divisions: SRA/McGraw-Hill, publisher of supplementary and specialized research-based educational programs for the elementary market; McGraw-Hill School Division, publisher of instructional programs for the elementary market (grades K-6); Glencoe/McGraw-Hill, secondary school (grades 7-12) and post-secondary publisher; CTB/McGraw-Hill, publisher of testing materials and provider of scoring for standardized achievement tests, customized testing and specialized educational software products; and McGraw-Hill Consumer Products, publisher of educational products for home use.

      Several trends favorably affected the el-hi market in the 1998-1999 school year and their influence is expected to continue in 2000 and beyond. These include growing enrollments, which again increased 1% this year as they did in 1998, robust funding, a favorable political climate, overall adoption opportunities that were comparable to last year and continued emphasis on accountability. Benefiting from these trends, the Educational Publishing Group revenue grew 9.8% to $913 million, nearly 53% of segment revenue. Strength in reading at the elementary level, math and social studies at the secondary level, the expansion of statewide testing contracts, and the popularity of educational books in the retail market have contributed substantially to this year-to-year gain. SRA/McGraw-Hill achieved record sales and profits, driven largely by the success of its skill-based, phonics intensive reading programs. Both Open Court Reading and SRA/McGraw Hill's reading intervention program, Corrective Reading, did particularly well enabling SRA/McGraw-Hill to overcome softness in the sale of its mathematics program. The School Division, in contrast, experienced a reduction in its reading sales, having enjoyed an exceptional 1998 with the California reading adoption. An improvement in its mathematics program and success in various music and social studies adoptions resulted in sales remaining even with the prior year. Although the School Division's adoption sales declined, open territory sales outpaced the industry.

      Once again the mathematics and social studies programs at Glencoe/McGraw-Hill played a significant role in Educational Publishing's performance. The division retained its place as leader of the secondary market in these two disciplines. Adoption sales were strong for Glencoe/McGraw-Hill, allowing for respectable growth in revenue and profit year-to-year. CTB/McGraw-Hill generated a healthy increase in sales and profit over 1998 due to the continued success of its standardized achievement test series, TerraNova, and its significant presence in the statewide testing market. In 1999 CTB/McGraw-Hill was responsible for testing contracts in 21 states. Consumer Products, the newest of the Group's divisions, nearly doubled its 1998 sales in 1999, with a correspondingly dramatic improvement in profit. Consumer confidence in the stability of the current economy, an increase in shelf space at major retailers and a growing interest in educational books and workbooks by consumers have all contributed to the division's success.

      For 2000, the Educational Publishing Group expects continued growth, fueled by an unusually strong adoption cycle, particularly for the School Division and SRA/McGraw-Hill, an increase in sales at Glencoe/McGraw-Hill and SRA/McGraw-Hill, increasing enrollments and a sustained favorable environment for educational funding. Some of the most promising opportunities are expected in the elementary markets where three critical states - California, Texas, and Florida - are scheduled to buy major new programs, including science in all three states, reading in Texas and social studies in California. The School Division will be participating with new programs in reading and science and a revised 2000 copyright of its social studies program, Adventures in Time and Place. SRA/McGraw-Hill expects to be a strong contender in the reading adoptions with new reading programs, although it also anticipates greater competition from large basal publishers who have developed new reading programs that can compete directly with SRA/McGraw-Hill's phonics-based Open Court Reading. Glencoe/McGraw-Hill will experience more modest growth in the secondary market, where key adoptions include science in Florida, California, and North Carolina. Glencoe/McGraw-Hill will also be entering the last major market where it is not a leading publisher, literature, with a new series entitled Literature, The Reader's Choice. CTB/McGraw-Hill will benefit from the continued focus on accountability, the introduction of the sixth edition of the California Achievement Test, and growth and expansion of statewide testing contracts. The Consumer Products division will continue to explore strategic alliances, pursue e-commerce opportunities and expand its product lines as it positions itself as a premier publisher in the retail market niche of educational workbooks.

      In 1998, market conditions were strong, though the adoption schedule was lighter than that in 1999. Educational Publishing achieved a $44.8 million, 5.7% increase in revenue, to $831.5 million. Excluding divested businesses, McGraw-Hill School Systems and McGraw-Hill London House, revenue increased 7.6% over 1997. High market shares in elementary reading, K-12 social studies and secondary math adoptions contributed favorably to the revenue growth. SRA/McGraw-Hill and the School Division combined to take 34% of the K-8 California reading market in the second year of the adoption. Glencoe/McGraw-Hill contributed to the revenue and profit growth in 1998, as it maintained its historic market leadership in math and distinguished itself as the market leader in social studies. CTB/McGraw-Hill had revenue growth from its testing series, TerraNova, and from significant expansion in statewide custom testing contracts.

HIGHER EDUCATION, PROFESSIONAL BOOK AND INTERNATIONAL PUBLISHING GROUP

This group comprises four operating units that cover higher educational needs, professional reference and educational materials, the international arena, and lifetime learning and training. Revenue in 1999 for the group grew 4.3% to $821.9 million, which represents 47% of total segment sales. All four units posted revenue increases over the prior year.

      The Higher Education Group produced a 9.4% gain in revenue to $393.1 million in 1999. Higher Education had an outstanding year with all imprints exceeding expectations. Results for the year were led by the McGraw-Hill Science, Engineering and Mathematics imprint due to strong performance of its frontlist and backlist titles. Key revisions published in the year include
Garrison: Managerial Accounting, 9th ed., Mader: Inquiry into Life, 9th ed., and
Silberberg: Chemistry: Molecular Nature of Matter & Change. Successful first editions published were Foerster: Puntos Y Aparte, Adams: Art Across Time,
Bentley: Traditions and Encounters, and Molles: Ecology: Concepts and Applications. Operating profit increased management's discussion and analysis substantially and margins improved for the sixth consecutive year, consistent with the increase in revenue.

      In 2000, the college market will continue to benefit from increased enrollments as well as opportunities driven by technology. Enrollments, expected to grow at a compound annual growth rate of 1.8% from 1998 to 2001, are being fueled by an increase in high school graduates, the continuation of beneficial tax treatment for tuition expense, growing demand for skilled labor, increased wage disparity between high school and college graduates and the movement toward lifelong learning. The increasing use of technology in the classroom is a key trend and has led to additional spending on electronic media. Capitalizing on these trends, Higher Education has two main technology initiatives: PageOut and Online Learning Centers. PageOut is a custom course Web site development tool created for professors who adopt Higher Education's textbooks. The Online Learning Center is a Web-based product that supports major titles. With ongoing strength in the front and backlists and new technological initiatives, Higher Education anticipates solid growth in 2000.

      Revenue for the Professional Book Group was $132.5 million in 1999. Revenue growth was affected by the phaseout of the book club operations during the first quarter of 1999 and by the acquisition of the medical publishing program of Appleton & Lange at the end of June. The Group achieved strong growth in the retail bookstore marketplace, especially via national chains and also through the rapidly expanding online retailer channel. All product groups experienced revenue increases, led by robust sales in the computer product line, where titles addressing high-level subject areas and the computer certification market performed well. Two noteworthy titles in this imprint were Meyers: A+ Certification Exam Guide, and Loney: Oracle 8, The Complete Reference. The Business and General/Reference Group achieved solid growth driven in part by a strong line of finance and investment guides. Nassar: How to Get Started in Electronic Day Trading was a top selling title. The Scientific, Technical & Medical Group had a sales increase in the base business and also successfully integrated the new products and programs of Appleton & Lange. The group expanded the subscriber base for Harrison's Online, which had been launched in 1998, and completed development for Access Science, an online product based on the Encyclopedia of Science and Technology. Especially strong print titles included
Tintinalli: Emergency Medicine, 5th ed., and Tierney: Current Medicine Diagnosis / Treatment 2000, 39th ed.

      In 2000, the Professional Book Group expects to benefit from continuing new developments in information technology, which will drive strong worldwide demand for its computer publishing program. The Business and General/ Reference Group will grow as demand increases in the key areas of finance and investing and e-commerce implementation. Scientific, Technical & Medical Group will continue to grow aided by the full year effect of Appleton & Lange. The Group will pursue growth through a number of channels, including Internet retailers, other e-commerce opportunities and national book retailing chains. International revenue is expected to increase as well as a result of improving demand, the continued globalization of information and new marketing initiatives. Electronic publishing, distribution and promotion will continue to present the Group with new opportunities for supplying content

MANAGEMENT'S DISCUSSION AND ANALYSIS
Segment Review (continued)

directly to consumers as well as through partnerships with e-commerce companies.

      In 1999, the International Publishing Group performed well in many of its key markets resulting in revenue and profit increases over the prior year. Two regions that generated significant increases included Canada, where School, Trade, and Medical product sales were strong, and Asia, where the economy has been recovering. The Latin America region also improved, with strong sales of Higher Education product occurring in Mexico, while Europe showed moderate increases in revenue. Partially offsetting these favorable results were several factors including the weakness of the euro currency and the ongoing economic crisis in South America.

      In 2000, all regions served by the International Publishing Group are expected to show either stable or improving economic environments. Prospects in Mexico remain promising, offsetting more volatile conditions in smaller territorial markets in the region. South America is expected to rebound, while a renewed confidence and optimism is projected for Asia. Europe will maintain steady growth with solid projections for continued prosperity, despite some concern over the euro's weakness compared with other currencies. Given this context, International is projecting growth in all of its major markets in 2000.

      Lifetime Learning, the newest division within the Higher Education, Professional Book and International Publishing Group, is dedicated to meeting the learning and training needs of corporations and individual professionals, utilizing technology-based delivery systems. Xebec, a CD-ROM-based training company acquired in 1998, was merged into this division. In 1999, the global management team was formed and this operation is now ready to accelerate its sales growth by increasing product offerings and by developing the latest methods of delivering training via the Internet and corporate intranets. Government training initiatives in domestic and foreign markets have assisted and will continue to assist the growth of employer workplace training. Skill shortages within corporations and the demands of the new economy will ensure the continued market for corporate training, and new lifestyle changes will drive individuals' needs to continue education beyond college. With McGraw-Hill's rich library of higher education and professional content to draw upon, Lifetime Learning will capitalize upon these training needs, projecting healthy revenue growth in 2000.

      In 1998, Higher Education, Professional Book and International Publishing Group revenue increased to $788.7 million, 49% of segment revenue. Significant revenue increases were achieved in Higher Education by the Irwin/McGraw-Hill and McGraw-Hill/College imprints. The key frontlist revisions driving their sales increase were: McConnell: Economics, 14th ed., Nickels: Understanding Business, 5th ed., Libby: Financial Accounting, 2nd ed., Lucas: The Art of Public Speaking, 6th ed., Terrell: Dos Mundos, 4th ed., and Kamien: Music: An Appreciation, 3rd ed. Revenue increases were also posted by WCB/ McGraw-Hill led by Mader: Biology, 6th ed., Shier: Human Anatomy and Physiology, 8th ed., and
Hole: Essentials of Human Anatomy and Physiology, 6th ed. Operating profit and margin increased in 1998, reflecting the higher revenue and the full year impact of the 1997 integration actions relating to the acquisition of the Times Mirror Higher Education Group in late 1996.

      Professional Book Group revenue was flat with 1997 as a result of second year fall-off from 1997's release of two major products: the 8th edition of The Encyclopedia of Science and Technology and the 14th edition of Harrison's Principles of Internal Medicine. The Group achieved strong growth in the trade/retail sales channel. The computer book product line sold particularly well, reflecting increased title output, redirected publishing programs and new sales and marketing initiatives. Direct and indirect sales to Amazon.com and other online retailers were also a significant factor in 1998 performance. Additionally, the Professional Book Group successfully introduced its first revenue-generating online product, Harrison's Online, to a worldwide market. Best-selling business titles included The Electronic Day Trader and Jack Welch and the GE Way. International revenue was also flat with 1997. Revenues improved in Latin America due to strong growth in Mexico, particularly in medical and professional publishing. Canada's results benefited from strong growth in the school and professional markets. Operating results also improved in Europe, particularly in Spain's school market. Business in Asia declined due to the effects of the economic crisis. Professional Publishing profits declined primarily due to lower international profits and the continued softness at the Continuing Education Center, the home-study business, due to lower enrollments. As a result the company recorded a $16 million pre-tax charge to write down the assets of the CEC business.

FINANCIAL SERVICES

(in millions)                           1999           1998                 1997
--------------------------------------------------------------------------------
Operating Revenue                   $1,224.6       $1,087.8             $  921.1
% Increase                              12.6           18.1                 14.8
--------------------------------------------------------------------------------
Operating Profit                    $  369.7       $  355.9(a)          $  256.1(b)
% Increase                               3.9           39.0                  5.0
--------------------------------------------------------------------------------
% Operating Margin                        30             33                   28
================================================================================

All amounts reflect the transfer of Platt's and S&P Personal Wealth to the Information and Media Services segment.
(a) Includes a $26.7 million pre-tax gain on the sale of an office building in New York City.
(b) Includes a $20.4 million provision for the consolidation of office space in New York City.

      The Financial Services segment operates under the Standard & Poor's brand through two operating divisions: Ratings Services and Information Services. Ratings Services provides credit ratings and analysis globally on corporations, financial institutions, securitized and project financings, and local, state and sovereign governments.

It accounts for a proportionately larger share of the segment's revenues and operating profits. Information Services provides a wide range of investment information, analyses, and opinions to institutional and individual investors globally. In 1999, Platt's, a provider of real-time information and analysis in the global energy services market, was consolidated with the Energy Information Group in the Information and Media Services segment. Also in 1999, S&P Personal Wealth, an e-commerce initiative which provides allocation and planning tools to the individual investor, was transferred to Business Week, in the Information and Media Services segment. Accordingly, the segment information reflects these changes.

      In 1999, the Financial Services segment revenue increased 12.6%. Operating profit, excluding the $26.7 million gain on the sale of a building in 1998, increased 12.3%. Excluding the gain in 1998, operating margins were consistent with prior year, reflecting faster revenue growth at the wider-margined ratings business offset by the impact of higher rent expense from the relocation of its headquarters, continued global expansion, and investments in new products.

      In 1998, Financial Services segment revenue increased 18.1%. Operating profit, excluding the $26.7 million gain on the sale of a building and the 1997 facilities charge, rose 19.1% and operating margins increased slightly.

RATINGS SERVICES

In 1999, Standard & Poor's Ratings Services revenue rose based in part on a soaring Eurobond market. Eurobond issuance rose 74% as issues denominated in the newly-launched euro rose 142%. U.S. corporate bond issuance was essentially flat while tax exempt and structured finance issuance in the U.S. were off 22% and 15%, respectively.

      Corporate ratings growth came from the outstanding performance in Europe, the acceptance of new products such as Corporate Credit Ratings and Bank Loan Ratings and fee increases on large transactions. Structured Finance grew primarily due to continued strong global demand in the asset backed and commercial real estate markets. Structured Finance also increased market share in the U.S. from ratings of collateralized loan obligations, asset backed securities and the commercial mortgage backed securities. Public Finance revenues were essentially unchanged as the introduction of new ratings services offset the impact from lower bond issuance. Insurance and Financial Institutions both had double-digit revenue growth. International revenue grew, reflecting the expansion in Europe as financing began to move away from the traditional banking relationships and as the structured finance market continued to develop. The global network expanded with an office opening in Milan, Italy. Foreign source revenue represented 29.0% of total revenue in 1999 versus 26.0% in 1998. Nontraditional revenue growth was driven by Bank Loan Ratings, Corporate Credit Ratings and Ratings Evaluation Services. Operating profit grew on the strength of international and domestic markets and the performance of nontraditional products, offset by investments in international expansion and technology.

      Standard & Poor's Ratings Services remains the market leader in the global rating services industry, among such formidable competitors as Moody's Investor Services, Fitch IBCA and local rating agencies internationally. The basis of competition has expanded beyond analytical coverage to also focus on customer service, media and communications, and brand management.

      In 2000, Standard & Poor's anticipates continued strength in the U.S. bond market and very strong growth in Europe. The European Monetary Union should continue to spur the growth of capital markets in Europe and in turn raise demand for ratings products. Non traditional products and continued international expansion will also benefit the group. Continued investments in global business opportunities are anticipated again in 2000. The key known uncertainties include: to what extent the proposed Basle Committee regulations concerning bank capital adequacy will accelerate rating demand in Europe; and how the Internet revolution will change Ratings Services clients' business models.

      Standard & Poor's revenue from Ratings Services rose in 1998 on new issue volume in the U.S. bond market, rapid growth in global markets and expanded nontraditional ratings services. New issue dollar volume in the U.S. bond market grew 41.2%; unit volume grew 22.4%. Corporate ratings growth reflected a favorable interest rate environment and the continued demand for high yield bonds. Structured Finance grew, primarily due to strong issuance in asset-backed and mortgage-backed markets. Public Finance revenue increased in a favorable market environment for new municipal bond issues and increased market share. Nontraditional revenue continued to expand in areas such as insurance. International revenue grew substantially, reflecting growth and development in global capital markets. The global network was expanded with office openings in Sao Paulo, Brazil, and Moscow to serve emerging markets in Latin America and Eastern Europe. Additional affiliation agreements were signed with EA Ratings in Russia and Maalot, Israel's leading rating service. Operating profit grew, reflecting strength in both the domestic and foreign markets and the diversification of its revenue base, while funding larger investments in global expansion.

INFORMATION SERVICES

In 1999, Standard & Poor's Information Services revenue increased, primarily due to the booming U.S. equity market, a revitalization of the international markets, offset by weakness in the secondary municipal market. Index Services, S&P Retail Market Services, Investment Advisory Services, and Fund Services all showed strong growth offsetting difficult conditions in the fixed income and commodity businesses. Index Services benefited from fees on index-based derivative products, including S&P depository receipts (SPDRs), which consistently held the highest trading volume of any security on the American Stock Exchange. Internationally, this unit launched the S&P Global 1200 index, incorporating the S&P 500, S&P Euro 350, the S&P Topix 150, the S&P Asia Pacific 100, the S&P Canada 60 and the S&P Latin America 40 as components. This rapid international expansion will allow Index Services to capitalize on the developing index cultures in

MANAGEMENT'S DISCUSSION AND ANALYSIS
Segment Review (continued)

Europe and the trend for investors toward a unified global view of equities. To leverage its popularity of SPDRs in 2000, Standard & Poor's will partner with Barclay's Global Investors to launch a number of Exchange Traded Funds, which are no-load index funds.

      Standard & Poor's revenues from retail market services continued to rise with the Internet tide. Standard & Poor's is the leading distributor of quotes to financial Web sites. The popular advisory services group, which provides investment advice to retail investors, continued its history of successful stock selection. In 1999, assets under management in Standard & Poor's fee generating portfolios reached $6.2 billion. Standard & Poor's continues to establish new portfolios with distribution partners such as Merrill Lynch and Salomon Smith Barney. Continued strong public interest in mutual funds is propelling Standard & Poor's fund services to double-digit revenue growth. Standard & Poor's fund services provides mutual fund data and performance information, as well as forward looking fund ratings as part of the newly launched S&P Select Funds program. Servicing the institutional investor market, Standard & Poor's Compustat, the leading provider of "standardized" financial information, benefited from the market equity volatility and increased demand for fundamental data and analysis. In 1999, Compustat expanded its worldwide content. Standard & Poor's MMS, a provider of real-time information analysis in the global financial markets, had a decline in revenue due to industry consolidation and lower foreign currency trading volumes. Standard & Poor's DRI, a provider of economic analysis, showed softness due to declining subscription and data revenue for macroeconomic information.

      Operating profit in 1999 decreased as the benefits of the soaring equity market could not offset the weakness in the secondary market for fixed income securities, and in particular municipal bond securities. In addition continued investment in international expansion in Europe, along with technology investments in new Web-based services, had a dampening effect on operating profit.

      In 2000, Standard & Poor's will continue to focus on providing top quality independent data, analysis, opinions, and benchmarks. Through various business units, Standard & Poor's will launch several products on the Internet providing financial commentary and analysis. Technology will continue to play an important role in the delivery of its content and will continue to distribute data and analysis through all available channels including traditional vendors and its own Web-based products.

      Standard & Poor's Information Services' 1998 revenue increased, primarily due to a favorable economic climate, worldwide interest in the equity markets, and demand for customer-focused Internet services, somewhat offset by softness in the secondary municipal market. The Index unit benefited from fees on index-based derivative products, including SPDRs, which consistently held the highest trading volume of any security on the American Stock Exchange. It also introduced two new indexes for the European market, the S&P Euro Index and the S&P Euro Plus Index and an index for Canada. Portfolio Services, which has marketing agreements with several major financial institutions, also witnessed assets tied to its managed portfolios post strong growth. Standard & Poor's ComStock's revenue grew and improved its position as a leading redistributor of stock quotes to many of the world-wide Web's most frequented financial sites. In the Institutional sector, Standard & Poor's Compustat, a leading provider of "standardized" financial information used by money managers, benefited from tremendous equity volatility and increased demand for fundamental data and analysis. Standard & Poor's MMS grew revenue despite the difficult market conditions primarily in Asia. In 1998, Information Services introduced nine new products for customers ranging from portfolio managers to financial advisors and individual investors.

INFORMATION AND MEDIA SERVICES

(in millions)                          1999              1998               1997
--------------------------------------------------------------------------------
Operating Revenue                  $1,032.5          $1,021.0           $1,039.2
% Increase (Decrease)                   1.1              (1.7)               4.5
--------------------------------------------------------------------------------
Operating Profit                   $  179.9(a)       $  131.1           $  155.3(b)
% Increase (Decrease)                  37.2             (15.6)              15.1
--------------------------------------------------------------------------------
% Operating Margin                       17                13                 15
================================================================================

All amounts reflect the transfer of Platt's and S&P Personal Wealth from the Financial Services segment.
(a) Includes a one time gain of $39.7 million from the sale of Petrochemical publications.
(b) Includes a provision of $1.5 million for real estate writedowns for the consolidation of office space in New York City and a gain on sale of Datapro Information Services of $20.4 million.

      The Information and Media Services segment comprises four operating groups, which includes business and professional media offering information, insight and analysis: Publication Services (comprising Business Week, Aviation Week Group, Energy Information Group, Petrochemical Group, and Healthcare Information Group); Tower Group International; McGraw-Hill Construction Information Group; and the McGraw-Hill Broadcasting Group. In 1999, the operational responsibility for Platt's was transferred from the Financial Services segment to the Energy Information Group. Also in 1999, S&P Personal Wealth was transferred to Business Week from the Financial Services segment.

      The company has an agreement to sell Tower Group International in the first quarter of 2000. The net assets approximated $100 million as of January 31, 2000, subject to adjustment at the closing date. No significant gain is anticipated.

      The Information and Media Services segment's revenue grew by 1.1% to $1,032.5 million in 1999 and operating profit grew 37.2%. The company sold its Petrochemical publications in 1999 and the remainder of its Information Technology and Communications Group in 1998.

Excluding these divested businesses, revenue increased 5.2% and operating profit grew 32.2%.

      In 1998, revenue decreased 1.7%. Operating profit, excluding the divestiture of the remainder of the Information Technology and Communications Group, the gain on the sale of Datapro in 1997 and the facilities provision for consolidation of New York office space, was essentially flat with 1997. The Information Technology and Communications Group produced a loss in 1997 due to declining revenue and increased marketing investments.

PUBLICATION SERVICES

Publication Services comprises Business Week, Aviation Week, Energy Information, Healthcare Information and Petrochemical groups. In the third quarter of 1999, McGraw-Hill divested the Petrochemical group and recognized a $39.7 million gain. Revenue increased 7.8%, to $512.0 million, and operating profit increased 93.1% over 1998. Excluding the gain on the divestiture, operating profit increased 30.6% over 1998. Strong performances by Business Week and Aviation Week were partially offset by weaknesses elsewhere in the Group.

      Business Week had a record year, with revenue increasing 17.2% in 1999, and a fifth consecutive year of double-digit operating profit growth. The results reflect solid gains in the North American and International editions as well as online initiatives. Domestic advertising pages, as measured by the Publishers' Information Bureau, grew 22.9% in 1999, while an influx of new advertisers improved the revenue per page. Business Week's revenue growth, excluding the transfer of S&P Personal Wealth, was 16.9% in 1999.

      Successful programs in North America include the introductions of e.biz, a supplement on e-business, and frontier, for small business owners. Advertising revenue growth showed strong gains in Europe and Asia, with non-U.S. source revenue growing at a double-digit rate. Businessweek Online, including S&P Personal Wealth, continues to expand its traffic and revenue base, tripling its revenues from 1997, and increasing its traffic by 70% in 1999.

      Corporate profits from the booming economy are driving advertising growth to higher levels. In 1999, Business Week outperformed its competitors by increasing its advertising pages 23% compared to their 12%. The gains were achieved through a combination of new product introductions and enhancements, increased branding initiatives, alliances, and targeted category efforts.

      In 2000, Business Week expects to benefit from continued worldwide advertising growth stemming from the strong economy in the U.S., acceleration of European economies and the continued Asian economic recovery. Consumer confidence continues to soar and businesses retain a bullish outlook for the year 2000. Among Business Week's main competitors, the strategies in the upcoming year include elements of global expansion and online penetration. Internationally, Business Week is rapidly gaining on its competitors in Europe and Asia.

      Business Week's growth strategy in 2000 will continue in the same direction that led to its stellar performance in 1999: market share gain in North America, continued international growth, and an aggressive online strategy.

      Aviation Week Group's operating profit grew in 1999, continuing a growth trend that has expanded profits by 61% since 1995. This growth has resulted from increased market share, effective cost management, and the development of new products and services. Aviation Week Group has the leading market share and brand in the aviation, aerospace and defense information industries.

      In 2000, a cyclical slowdown is anticipated in industry sales and employment. The aerospace industry is continuing its trend of consolidation. Airline profits and traffic have flattened in the Commercial Aviation segment, but traffic is expected, in the long term, to maintain 5% annual growth. Likewise, the Business Aviation segment is expected to continue on a growth path, driven by the introduction of new models and a strong U.S. economy. The Military segment has been declining over the past decade due to defense cutbacks, but is projected to inch upward in 2000. Finally, the MRO (Maintenance, Repair and Overhaul) segment is also undergoing a round of consolidation as major firms such as GE expand their MRO position.

      For 2000, the Aviation Week Group is focused on multimedia growth in electronic information services, conferences/exhibitions, other non-advertising revenue sources, and on seeking opportunities for strategic acquisitions and alliances. The Group launched AviationNow.com, a major portal destination site, in January 2000 to establish an even stronger presence on the Internet. This vertical business-to-business site addresses the industry's need for an aggregated information and business services hub. Other key focus areas of the Aviation Week Group include continued expansion efforts into the Space and MRO segments through new product launches and new conferences. The increase in air shows in 2000 should also positively impact the Group.

      The Energy Information Group is comprised of Platt's and magazines, newsletters, databases and directories serving the electric-power, natural gas, nuclear, and coal industries. Platt's is a provider of real time information and analysis in the global energy services market. The Group finished 1999 with revenue and operating profit decreases from 1998 as continued industry consolidation negatively impacted Platt's, magazine advertising revenues and newsletter subscribers. In addition, the newsletter operation experienced attrition in its print product subscriber base as customers sought lower cost or no cost information on the Internet. Excluding the transfer of Platt's, revenue and operating profit decreased from 1998.

      The U.S. power generation market continues its two-year-old boom - both in terms of new project proposals and plant sell-offs by utilities to independent power companies and other wholesale producers. Even though this market is active, the number of participants continues to dwindle due to ongoing consolidation. Primary opportunities will continue to come from the electricity and natural gas markets in the year 2000. Performance in the near term will depend on the spending of industry participants as they resume investment in existing plant and increased capacity and the

MANAGEMENT'S DISCUSSION AND ANALYSIS
Segment Review (continued)

ability of the group to maintain the newsletter customer base while increasing electronic delivery.

      The Healthcare Information Group's revenues decreased in 1999. The major reason for the softness in advertising revenue is the delay in FDA approval of new drugs and associated advertising programs. The changing mix of FDA product approvals in late 1999 and 2000 towards more primary care drugs, however, should benefit the Group, whose publications focus on providing clinical information to primary care physicians.

      Another recent market trend is the changing marketing mix for prescription drugs. Traditionally, pharmaceutical companies marketed their drugs to healthcare providers and payers, not directly to consumers. However, changes in FDA regulations that allow pharmaceutical companies to advertise Direct to Consumer (DTC) are having implications for the industry. Consequently, journal advertising spending has decreased in some categories as dollars are allocated towards DTC. At the same time, marketing events and professional promotions spending is increasing dramatically.

      In 2000, the Healthcare Information Group will concentrate on expanding its exhibition and conference revenues, additional special issues and online initiatives. More timely FDA approvals and a favorable outlook for new drug introductions should also benefit the Group in 2000.

      Revenue and operating profit increased in 1998, reflecting growth in Business Week, due to a 1.8% increase in advertising pages, with an influx of new advertisers improving revenue per pages; Aviation Week Group, aided by strong performances in advertising, airshows and exhibitions; the Energy Information Group, due to Platt's launch of new products covering the world's deregulating power markets as well as modest growth in the Petrochemical unit; offset by weakness in the Healthcare publications. The Healthcare Information unit was affected by a reduction in new drug approval and a shift in advertising from print to broadcasting.

TOWER GROUP INTERNATIONAL

Tower Group International revenue increased 4.4% to $116.4 million, and operating profit improved in 1999, due to growth in the non-border business, the expansion of existing major customer relationships and the full year impact of offices opened in the prior year. Border revenues declined by 5.8%. Lower price per transaction, associated with automotive transactions, contributed significantly to the decline. Increased technology costs were recognized in 1999 due to initiatives relating to cash management.

      The company has an agreement to sell Tower Group International in the first quarter of 2000. The net assets approximated $100 million as of January 31, 2000, subject to adjustment at the closing date. No significant gain is anticipated.

      Tower Group International revenue increased in 1998 due to growth in core U.S. customs brokerage business and from opening new offices. Operating profits declined due to integration costs associated with acquisitions made over the years.

CONSTRUCTION INFORMATION GROUP

The Construction Information Group's revenues increased 1.6% over 1998 to $290.5 million, but operating profits declined modestly due to investments in digital platforms and the costs of rolling out a major new Internet product. Year-to-year declines in Sweet's revenues, mainly in catalogue file revenue and certain electronic products, offset increases in F.W. Dodge revenues and the magazines Architectural Record and Engineering News-Record. Revenue growth at F.W. Dodge resulted from higher subscription based revenue, primarily from growth in Dodge Plans, increased advertising in the F.W. Dodge regional Construction Publications and incremental revenue from the units' Market Analysis Group. Dodge Plans is a new product, fully launched in 1999, which provides digital plans specifications over the Internet. The Construction Group's Market Analysis Group maintains a database of historical construction information. The information contained in the database, as well as industry forecasts based on this information, is marketed to building product manufacturers and to the financial, insurance and real estate communities. Lower technology, production and distribution expenses at both Sweet's and F.W. Dodge helped to offset the incremental costs associated with the rolling out of Dodge Plans.

      Nonresidential construction contract value is projected to level off in 2000, after a record year in 1999. Total construction contract value has grown an average of 8% per year since 1992, maintaining a steady upward trend that is in sharp contrast to the boom-and-bust pattern of earlier decades. Another trend that is evident throughout the construction industry is the increasing use of Internet-based project management tools that serve to streamline the collaboration needed in the project life cycle. The Group will continue the expansion of its electronic offerings.

      The Construction Information Group revenue increased 2.3% in 1998. Revenue increased due to growth at F.W. Dodge and Sweet's as electronic products grew and also from growth at Architectural Record and Engineering News-Record. Operating profit declined due to investments in new products and technology. Nonresidential building rose 1% in 1998.

BROADCASTING

The Broadcasting Group operates four television stations, all ABC affiliates:
VHF stations in Denver, Indianapolis and San Diego and a UHF station in Bakersfield, California. The Broadcasting Group revenue declined 3.3% from 1998 to $115.5 million, which is consistent with an overall decline in the entire broadcasting industry. In 1999,

Broadcasting did not have the strong political advertising that existed in 1998. Effective expense management helped offset part of the revenue softness.

      In 2000, the Broadcasting Group expects to see stronger advertising demand stemming in part from the political and ballot-initiative advertising. Although 2000 is a presidential election year, political revenues are not expected to be as robust as 1998. This is due to the absence of a significant ballot issue and gubernatorial race in California, uncertainty surrounding spending for the presidential election and an increase in the number of competitive newscasts. ABC's airing of the Super Bowl and ratings improvements from the November 1999 sweeps should also have a positive impact on the Group.

      In the competitive world of television broadcasting, the race to gain ratings share is an ongoing one. The stations have positioned themselves well in their respective markets through a local branding campaign that will continue into the year 2000. The branding campaign, along with continued active involvement in the local communities, has helped each of the four stations develop a distinct identity in the eyes of the viewers. In addition, the stations will continue to emphasize building their excellent local news franchises.

      In 1998, Broadcasting revenue increased 2.3%. Revenue growth benefited from political campaign advertising spending, but was hurt in the second half of the year by an advertising industry slowdown. The stations' advertising levels were particularly impacted by the General Motors strike. Revenue was also impacted by a drop in ABC's prime time ratings. The Broadcasting Group was operating at expense levels below that of 1995, so margins improved in 1998.

LIQUIDITY AND CAPITAL RESOURCES

(in millions)                                              1999            1998
--------------------------------------------------------------------------------
Working Capital                                        $   28.3        $  137.3
--------------------------------------------------------------------------------
Total Debt                                             $  536.4        $  527.6
--------------------------------------------------------------------------------
Accounts Receivable (before reserves)                  $1,281.5        $1,162.7
% Increase                                                   10               1
--------------------------------------------------------------------------------
Inventories                                            $  295.3        $  284.7
% Increase (Decrease)                                         4              (2)
--------------------------------------------------------------------------------
Investment in Prepublication Costs                     $  246.3        $  195.0
% Increase                                                   26              17
--------------------------------------------------------------------------------
Capital Expenditures                                   $  154.3        $  178.9
% (Decrease) Increase                                       (14)            127
================================================================================

      The company continues to maintain a strong financial position. Cash flow from operations declined to $708 million in 1999, compared with $755 million in 1998. The decrease in operating cash flow primarily reflects an increase in accounts receivable caused by higher sales, particularly in international markets, and timing of collections. Cash flow from operations more than covered dividends, investment in publishing programs and capital expenditures.

      In 1999, total debt increased $8.8 million, primarily due to the share purchases under the share repurchase program, and increased spending on prepublication costs and acquisitions, including Appleton & Lange. Shares repurchased under the repurchase program were used for general corporate purposes including the issuance of shares for stock compensation plans. Total debt includes $95.0 million of 9.43% Notes due in the year 2000. In 1998, $155 million of the 9.43% Notes were replaced with commercial paper borrowings at a lower interest rate. Under a shelf registration that became effective with the Securities and Exchange Commission in mid-1990, an additional $250 million of debt securities can be issued. Debt could be used to replace a portion of the commercial paper borrowings with longer-term securities, when and if interest rates are attractive and markets are favorable. Total debt as a percentage of total capital decreased to 24.1% at the end of 1999 from 25.4% at the end of 1998.

      Commercial paper borrowings at December 31, 1999 were $411 million. Commercial paper debt is supported by an $800 million revolving credit agreement with a group of banks and terminates in February 2002, and $350 million has been classified as long-term debt. There are no amounts outstanding under this agreement. This agreement has a covenant restriction that requires the company not to exceed an indebtedness to cash flow ratio, as defined, of 4 to 1 at any time. The company met this restriction throughout 1999.

      Earnings and cash flow are significantly impacted by the seasonality of businesses, particularly educational publishing. The first quarter is the least significant, accounting for 18% of revenues and only 8% of net earnings in 1999. The third quarter is the most significant, generating over 40% of 1999 annual earnings. This seasonality in revenue also impacts cash flow and related borrowing patterns. The company typically borrows in the first half of the fiscal year, and generates cash in the second half of the year, primarily from fourth quarter collections from customers in the education markets. This pattern is magnified in years where there is significant state adoption activity, such as in 1999.

      Working capital at the end of 1999 of $28.3 million was $109.0 million lower than the level at the end of 1998, primarily because the company's 9.43% Notes are maturing in September 2000.

      Accounts receivable (before reserves) increased $118.8 million, or 10%. The year-to-year increase was due to higher sales, particularly in international markets, and timing of collections. Number of day's sales outstanding increased three days in 1999.

      Total inventories increased $10.6 million, or 3.7%, from prior year due to early ordering to avoid potential external Year 2000 issues.

      Capital expenditures totaled $154.3 million, primarily the purchase of property and equipment, compared with $178.9 million in 1998. The decrease in 1999 relates to the near completion of the new leased office space in New York City and the construction of a building in Columbus, Ohio. For 2000, capital expenditures are expected to decline to approximately $105 million as spending returns to more normal levels.

      Net prepublication costs increased to $439.4 million at December 31, 1999. Prepublication investment totaled $246.3 million in 1999, $51.3 million more than 1998,

MANAGEMENT'S DISCUSSION AND ANALYSIS
Liquidity and Capital Resources (continued)

reflecting an increase in investment for the 2000 adoption year. For 2000, prepublication spending is expected to further increase by approximately 3% for upcoming adoptions years.

      On January 27, 1999, the Board of Directors approved a two-for-one stock split for distribution on March 8, 1999 to shareholders of record on February 24, 1999. Additionally, the Board of Directors approved a stock repurchase program authorizing the purchase of up to 15 million shares or 7.5% of the outstanding common stock on a post-split basis.

      On January 26, 2000, an increase in the quarterly common stock dividend of 2 cents, or 9.3%, to 23.5 cents per share was announced.

      In 2000, cash flow from operations is expected to be sufficient to cover dividends, investment in publishing programs and capital expenditures. Debt levels will be impacted by the continuation of the stock repurchase program.

      The company has operations in various foreign countries. The functional currency is the local currency for all locations, except in the Educational and Professional Publishing segment where operations that are extensions of the parent have the U.S. dollar as the functional currency. In the normal course of business, these operations are exposed to fluctuations in currency values. Management does not consider the impact of currency fluctuations to represent a significant risk. The company has naturally hedged positions in most countries with a local currency perspective and asset and liability offsets. The company's interest expense is sensitive to changes in the general level of U.S. interest rates. In this regard, changes in the U.S. rates affect the interest paid on a portion of its debt. The company does not generally enter into derivative financial instruments in the normal course of business, nor are such instruments used for speculative purposes.

      In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. The new standard is effective January 1, 2001. SFAS No. 133 establishes accounting and reporting standards for derivative instuments and for hedging activities, requiring companies to recognize all derivatives as either assets or liabilities on their balance sheet and measuring them at fair value. The adoption of SFAS No. 133 will not have a material impact on the company's financial statements.

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

      The company completed substantially all of its Year 2000 readiness work and experienced no significant problems or disruption to its normal business activities related to this issue as of February 29, 2000. The cost to assess, remediate and test systems that were not replaced approximated $19 million from 1998 to the present; approximately $10 mil lion was spent in 1999. No material expenditures are expected to be incurred in the future related to the Year 2000 issue.

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF
1995

This section, as well as other portions of this document, includes certain forward-looking statements about the company's business, new products, sales, expenses, cash flows, and operating and capital requirements. Such forward-looking statements include, but are not limited to: future paper, printing and distribution prices; future compensation merit increase rates; Educational Publishing's level of success in 2000 adoptions and the level of educational funding; the strength of higher education, professional and international publishing markets; the strength of profit levels and the capital markets in the U.S. and abroad with respect to Standard & Poor's Ratings Services; the level of success of new product development and strength of domestic and international markets at Standard & Poor's Information Services; Business Week's success in expansion into international markets; the strength of the domestic and international advertising markets; the contract value of nonresidential building; McGraw-Hill Construction Information Group's ability to introduce new electronic products, product extensions and enhancements; Broadcasting's level of political and ballot-initiative advertising; and the level of future cash flow, debt levels, capital expenditures and prepublication cost investment.

      Actual results may differ materially from those in any forward-looking statements because any such statements involve risks and uncertainties and are subject to change based upon various important factors, including, but not limited to, worldwide economic and political conditions, currency and foreign exchange volatility, the health of capital and equity markets, the successful marketing of new products, and the effect of competitive products and pricing.

CONSOLIDATED STATEMENT OF INCOME

Years ended December 31 (in thousands, except per-share data)                            1999           1998            1997
----------------------------------------------------------------------------------------------------------------------------
OPERATING REVENUE (Note 4)                                                        $ 3,991,997    $ 3,729,145     $ 3,534,095
----------------------------------------------------------------------------------------------------------------------------
EXPENSES
Operating                                                                           1,738,125      1,661,615       1,625,735
Selling and general                                                                 1,269,479      1,216,686       1,137,887
Depreciation and amortization                                                         308,355        299,240         293,518
----------------------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                                                                      3,315,959      3,177,541       3,057,140
Other income - net (Note 2)                                                            63,949         56,779          46,853
----------------------------------------------------------------------------------------------------------------------------
INCOME FROM OPERATIONS                                                                739,987        608,383         523,808
Interest expense - net                                                                 42,013         47,961          52,542
----------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE TAXES ON INCOME                                                         697,974        560,422         471,266
Provision for taxes on income (Note 6)                                                272,210        218,565         180,591
----------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE EXTRAORDINARY ITEM                                                      425,764        341,857         290,675
EXTRAORDINARY ITEM - LOSS ON EARLY EXTINGUISHMENT OF DEBT, NET OF TAX (Note 3)             --         (8,716)             --
----------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                        $   425,764    $   333,141     $   290,675
----------------------------------------------------------------------------------------------------------------------------
BASIC EARNINGS PER COMMON SHARE (Note 12)
INCOME BEFORE EXTRAORDINARY ITEM                                                  $      2.17    $      1.73     $      1.47
NET INCOME                                                                        $      2.17    $      1.69     $      1.47
============================================================================================================================
DILUTED EARNINGS PER COMMON SHARE (Note 12)
INCOME BEFORE EXTRAORDINARY ITEM                                                  $      2.14    $      1.71     $      1.46
NET INCOME                                                                        $      2.14    $      1.67     $      1.46
============================================================================================================================

See accompanying notes.

CONSOLIDATED BALANCE SHEET

December 31 (in thousands, except share data)                                            1999          1998
-----------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and equivalents (Note 1)                                                      $    6,489    $   10,451
Accounts receivable (net of allowances for doubtful accounts and sales returns:
   1999 - $232,526; 1998 - $212,423)                                                1,048,991       950,296
Receivable from broker-dealers and dealer banks (Note 1)                                3,615         4,597
-----------------------------------------------------------------------------------------------------------
Inventories:
Finished goods                                                                        239,139       235,341
Work-in-process                                                                        25,205        31,260
Paper and other materials                                                              30,911        18,128
-----------------------------------------------------------------------------------------------------------
Total inventories                                                                     295,255       284,729
Deferred income taxes                                                                 113,206        92,496
Prepaid and other current assets                                                       86,169        86,192
-----------------------------------------------------------------------------------------------------------
Total current assets                                                                1,553,725     1,428,761
-----------------------------------------------------------------------------------------------------------
PREPUBLICATION COSTS (net of accumulated amortization:
   1999 - $661,207; 1998 - $607,574) (Note 1)                                         439,351       358,429
INVESTMENTS AND OTHER ASSETS
Investment in Rock-McGraw, Inc. - at equity (Note 5)                                   85,997        79,394
Prepaid pension expense (Note 10)                                                     119,495       107,997
Other                                                                                 206,770       189,991
-----------------------------------------------------------------------------------------------------------
Total investments and other assets                                                    412,262       377,382
-----------------------------------------------------------------------------------------------------------
PROPERTY AND EQUIPMENT - AT COST
Land                                                                                   12,654        12,867
Buildings and leasehold improvements                                                  300,898       295,374
Equipment and furniture                                                               680,152       606,564
-----------------------------------------------------------------------------------------------------------
Total property and equipment                                                          993,704       914,805
Less - accumulated depreciation                                                       563,296       550,781
-----------------------------------------------------------------------------------------------------------
Net property and equipment                                                            430,408       364,024
-----------------------------------------------------------------------------------------------------------
GOODWILL AND OTHER INTANGIBLE ASSETS - AT COST
   (net of accumulated amortization:
   1999 - $555,346; 1998 - $493,610) (Notes 1 and 2)                                1,253,051     1,259,548
-----------------------------------------------------------------------------------------------------------
                                                                                   $4,088,797    $3,788,144
===========================================================================================================

See accompanying notes.

                                                                             1999           1998
------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Notes payable (Note 3)                                                $    86,631    $    75,500
Current portion of long-term debt (Note 3)                                 95,043             --
Accounts payable                                                          340,220        318,572
Payable to broker-dealers and dealer banks (Note 1)                         2,725          4,585
Accrued royalties                                                          99,468         97,753
Accrued compensation and contributions to retirement plans                245,871        215,163
Income taxes currently payable                                            105,066         67,396
Unearned revenue                                                          242,494        236,167
Other current liabilities                                                 307,935        276,315
------------------------------------------------------------------------------------------------
Total current liabilities                                               1,525,453      1,291,451
------------------------------------------------------------------------------------------------
OTHER LIABILITIES
Long-term debt (Note 3)                                                   354,775        452,097
Deferred income taxes                                                     135,426        129,303
Accrued postretirement healthcare and other benefits (Note 11)            187,485        192,743
Other non-current liabilities                                             194,165        170,742
------------------------------------------------------------------------------------------------
Total other liabilities                                                   871,851        944,885
------------------------------------------------------------------------------------------------
Total liabilities                                                       2,397,304      2,236,336
------------------------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES (Notes 5 and 7)
------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY (Notes 8 and 9)
$1.20 preference stock, $10 par value: authorized - 891,256 shares;
   outstanding - 1,352 and 1,362 shares in 1999 and 1998                       14             14
Common stock, $1 par value: authorized - 300,000,000 shares;
   issued - 205,838,594 and 205,838,462 shares in 1999 and 1998           205,838        205,838
Additional paid-in capital                                                 24,305             --
Retained income                                                         1,926,816      1,670,101
Accumulated other comprehensive income                                    (87,731)       (75,962)
------------------------------------------------------------------------------------------------
Less - common stock in treasury - at cost
   (10,129,840 shares in 1999 and 8,727,116 shares in 1998)               363,728        234,673
   Unearned compensation on restricted stock                               14,021         13,510
------------------------------------------------------------------------------------------------
Total shareholders' equity                                              1,691,493      1,551,808
------------------------------------------------------------------------------------------------
                                                                      $ 4,088,797    $ 3,788,144
================================================================================================

CONSOLIDATED STATEMENT OF CASH FLOWS

Years ended December 31 (in thousands)                                                  1999         1998         1997
----------------------------------------------------------------------------------------------------------------------
CASH FLOW FROM OPERATING ACTIVITIES
Net income                                                                         $ 425,764    $ 333,141    $ 290,675
Adjustments to reconcile net income to cash provided by operating activities:
   Depreciation                                                                       82,110       77,168       73,151
   Amortization of goodwill and intangibles                                           55,586       52,530       50,034
   Amortization of prepublication costs                                              170,653      169,542      170,333
   Provision for losses on accounts receivable                                        68,657      104,597       80,600
   Provision for facility reserve                                                         --           --       33,152
   Gain on sale of Datapro Information Services                                           --           --      (20,404)
   Gain on sale of building                                                               --      (26,656)          --
   Gain on sale of Petrochemical publications                                        (39,668)          --           --
   Extraordinary loss on early extinguishment of debt                                     --       14,289           --
   Other                                                                               1,372       (4,595)         342
Change in assets and liabilities net of effect of acquisitions and dispositions:
   Increase in accounts receivable                                                  (156,360)     (80,421)    (185,814)
   Decrease/(increase) in inventories                                                (10,512)       6,430      (20,742)
   Increase in prepaid and other current assets                                         (948)        (161)      (4,303)
   Increase in accounts payable and accrued expenses                                  54,906       66,500       91,423
   Increase/(decrease) in unearned revenue                                             6,778       21,999       (5,145)
   Increase/(decrease) in other current liabilities                                   15,107       21,290      (25,802)
   Increase/(decrease) in interest and income taxes currently payable                 67,254      (20,050)    (134,117)
   (Decrease)/increase in deferred income taxes                                       (8,306)      34,844      (19,770)
   Net change in other assets and liabilities                                        (24,340)     (15,377)        (537)
----------------------------------------------------------------------------------------------------------------------
Cash provided by operating activities                                                708,053      755,070      373,076
----------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Investment in prepublication costs                                                  (246,341)    (194,978)    (166,784)
Purchase of property and equipment                                                  (154,324)    (178,889)     (78,724)
Acquisition of businesses and equity interests                                       (67,085)     (24,720)     (43,780)
Proceeds from exchange of Shepard's/McGraw-Hill
   for the Times Mirror Higher Education Group                                            --           --        6,730
Proceeds from disposition of property, equipment and businesses                       67,244       66,479       57,777
----------------------------------------------------------------------------------------------------------------------
Cash used for investing activities                                                  (400,506)    (332,108)    (224,781)
----------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Dividends paid to shareholders                                                      (169,049)    (154,386)    (142,705)
Additions to/(repayment of) commercial paper and other short-term debt - net          11,899       (1,660)      62,340
Repayment of long-term debt                                                               --     (154,988)          --
Repurchase of treasury shares                                                       (173,784)    (105,637)     (79,899)
Exercise of stock options                                                             22,813       16,080       15,208
Other                                                                                 (1,709)     (14,973)        (401)
----------------------------------------------------------------------------------------------------------------------
Cash used for financing activities                                                  (309,830)    (415,564)    (145,457)
----------------------------------------------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                                               (1,679)      (1,715)      (1,500)
----------------------------------------------------------------------------------------------------------------------
Net change in cash and equivalents                                                    (3,962)       5,683        1,338
Cash and equivalents at beginning of year                                             10,451        4,768        3,430
----------------------------------------------------------------------------------------------------------------------
CASH AND EQUIVALENTS AT END OF YEAR                                                $   6,489    $  10,451    $   4,768
======================================================================================================================

See accompanying notes.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                                                                                                                 Less-
                                                                                  Accumulated      Less-      unearned
Years ended                                                                             other     common  compensation
                                           $1.20          Additional                  compre-   stock in            on
December 31, 1999, 1998 and 1997      preference   Common    paid-in    Retained      hensive   treasury    restricted
(in thousands, except per-share data)    $10 par   $1 par    capital      income       income    at cost         stock        Total
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1996          $       14 $102,919 $   37,473  $1,394,884  $   (57,302)  $107,410   $     9,460  $ 1,361,118
Net income                                    --       --         --     290,675           --         --            --      290,675
Other comprehensive income,
   net of tax - foreign currency
   translation adjustments                    --       --         --          --      (16,945)        --            --      (16,945)
                                                                                                                        -----------
COMPREHENSIVE INCOME                                                                                                        273,730
Dividends ($.72 per share)                    --       --         --    (142,705)          --                       --     (142,705)
Share repurchase                              --       --         --          --           --     79,899            --      (79,899)
Employee stock plans                          --       --     (2,066)         --           --    (27,731)        3,451       22,214
Other                                         --       --         62          --           --       (131)           --          193
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1997                  14  102,919     35,469   1,542,854      (74,247)   159,447        12,911    1,434,651
Net income                                    --       --         --     333,141           --         --            --      333,141
Other comprehensive income,
   net of tax - foreign currency
   translation adjustments                    --       --         --          --       (1,715)        --            --       (1,715)
                                                                                                                        -----------
COMPREHENSIVE INCOME                                                                                                        331,426
Dividends ($.78 per share)                    --       --         --    (154,386)          --         --            --     (154,386)
Share repurchase                              --       --         --          --           --    105,637            --     (105,637)
Employee stock plans                          --       --     15,840          --           --    (30,275)          599       45,516
Other                                         --       --        102          --           --       (136)           --          238
Two-for-one stock split at par value          --  102,919    (51,411)    (51,508)          --         --            --           --
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1998                  14  205,838         --   1,670,101      (75,962)   234,673        13,510    1,551,808
Net income                                    --       --         --     425,764           --         --            --      425,764
Other comprehensive income,
   net of tax - foreign currency
   translation adjustments                    --       --         --          --      (11,769)        --            --      (11,769)
                                                                                                                        -----------
COMPREHENSIVE INCOME                                                                                                        413,995
Dividends ($.86 per share)                    --       --         --    (169,049)          --         --            --     (169,049)
Share repurchase                              --       --         --          --           --    173,784            --     (173,784)
Employee stock plans                          --       --     24,121          --           --    (44,646)          511       68,256
Other                                         --       --        184          --           --        (83)           --          267
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1999          $       14 $205,838 $   24,305  $1,926,816  $   (87,731)  $363,728   $    14,021  $ 1,691,493
===================================================================================================================================

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

GOODWILL AND OTHER INTANGIBLE ASSETS. Goodwill and other intangible assets that arose from acquisitions either consummated or initiated prior to November 1, 1970 are not amortized unless there has been a reduction in the value of the related assets. Goodwill and other intangible assets arising subsequent to November 1, 1970 of $1.7 billion at December 31, 1999 and 1998 are being amortized over periods of up to 40 years. The company periodically reviews its goodwill to determine if any impairment exists based upon projected, undiscounted net cash flows of the related business unit.

RECEIVABLE FROM/PAYABLE TO BROKER-DEALERS AND DEALER BANKS. A subsidiary of J.J. Kenny Co. acts as an undisclosed agent in the purchase and sale of municipal securities for broker-dealers and dealer banks, and the company had matched purchase and sale commitments of $66.0 million and $209.1 million at December 31, 1999 and 1998, respectively. Only those transactions not closed at the settlement date are reflected in the balance sheet as receivables and payables.

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

ADVERTISING EXPENSE. The cost of advertising is expensed as incurred. The company incurred $101 million, $107 million and $109 million in advertising costs in 1999, 1998 and 1997, respectively.

STOCK-BASED COMPENSATION. As permitted by Statement of Financial Accounting Standards No. 123 (SFAS No. 123), Accounting for Stock-Based Compensation, the company measures compensation expense for its stock-based employee compensation plans using the intrinsic method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and has provided in
Note 9 pro forma disclosures of the effect on net income and earnings per share as if the fair value-based method prescribed by SFAS No. 123 had been applied in measuring compensation expense.

RECENT ACCOUNTING PRONOUNCEMENTS. In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. The new standard is effective January 1, 2001. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities, requiring companies to recognize all derivatives as either assets or liabilities on their balance sheet and measuring them at fair value. The adoption of SFAS No. 133 will not have a material impact on the company's financial statements.

RECLASSIFICATION. Certain prior-year amounts have been reclassified for comparability purposes.

2. ACQUISITIONS AND DISPOSITIONS

ACQUISITIONS. In 1999, the company acquired six companies, principally Appleton & Lange, Rational Investor and Emerging Markets Database, for $67.1 million, net of cash acquired. In 1998, the company acquired Xebec Multi Media Solutions, Ltd. and Optical Data Corporation for $24.7 million, net of cash acquired. In 1997, the company made seven acquisitions and equity investments, including Micropal Group Ltd., for $43.8 million in cash, net of cash acquired, and $41.9 million in debt. All of these acquisitions were accounted for under the purchase method. Goodwill recorded for all current trans actions is amortized using the straight-line method for periods not exceeding 15 years.

NONCASH INVESTING ACTIVITIES. Liabilities assumed in conjunction with the acquisition of businesses:

(in millions)                                      1999        1998         1997
--------------------------------------------------------------------------------
Fair value of assets acquired                     $70.7       $28.0       $104.1
Cash paid (net of cash
   acquired)                                       67.1        24.7         43.8
--------------------------------------------------------------------------------
Liabilities assumed                               $ 3.6       $ 3.3       $ 60.3
================================================================================

DISPOSITIONS. In 1999, the company sold its Petrochemical publications for $62.8 million. As a result of this transaction a pre-tax gain of $39.7 million, ($24.2 million after-tax, or 12 cents per diluted share) was recognized. The company has an agreement to sell Tower Group International in the first quarter of 2000. The net assets approximated $100 million as of January 31, 2000, subject to adjustment at the closing date. No significant gain is anticipated. In 1998, the company sold the remainder of its Information Technology and Communications Group for $28.6 million. There was no gain or loss on the divestiture as the net proceeds minus disposition costs approximated the net book value of the Group's assets. In 1997, the company sold Datapro Information Services, McGraw-Hill School Systems and London House for $54.5 million. The pre-tax gain on the sale of Datapro Information Services was $20.4 million, which was included in other income. After taxes, the gain was $20.2 million. The proceeds from the other two businesses sold approximated the book value of the properties.

3. DEBT

At December 31, 1999, the company had short-term borrowings of $532 million, primarily representing domestic commercial paper borrowings of $411 million maturing at various dates during 2000, $95 million of notes maturing in September 2000 and acquisition related debt of $26 million at an average interest rate of 5.2%. At December 31, 1998, the company had short-term borrowings of $426 million, primarily representing domestic paper borrowings of $397 million that matured at various dates during 1999 and acquisition related debt of $29 million at an average interest rate of 5.6%. The commercial paper borrowings in both years are supported by the revolving credit agreement described below, and $350 million has been classified as long-term.

      The company has an $800 million revolving credit agreement with a group of banks terminating in February 2002. Interest rates on amounts borrowed vary depending upon the source and are based on either the eurodollar or a bank base rate, at the company's option. The credit agreement contains various warranties and covenants that must be complied with on a continuing basis. It also contains a covenant restriction which requires the company not to exceed an indebtedness to cash flow ratio, as defined, of 4 to 1 at any time. This restriction was met in 1999. The agreement requires a commitment fee on the unused portion of the credit line. At December 31, 1999, there were no borrowings under the agreement.

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

      A summary of long-term debt at December 31 follows:

(in millions)                                                    1999       1998
--------------------------------------------------------------------------------
9.43% Notes due 2000                                          $  95.0    $  95.0
Commercial paper supported
   by bank revolving credit agreement                           350.0      350.0
Other (primarily acquisition related notes)                       4.8        7.1
--------------------------------------------------------------------------------
                                                                449.8      452.1
Less: current portion of long-term debt                         (95.0)        --
--------------------------------------------------------------------------------
Total long-term debt                                          $ 354.8    $ 452.1
================================================================================

      The company paid interest on its debt totaling $42.8 million in 1999, $48.9 million in 1998 and $52.1 million in 1997.

      The carrying amount of the company's commercial paper borrowings approximates fair value. The fair value of the company's 9.43% Notes and other long-term debt at December 31, 1999 and 1998, based on current borrowing rates for debt with similar terms and maturities, is estimated to be $99.7 million and $108.6 million, respectively.

4. SEGMENT REPORTING AND GEOGRAPHIC INFORMATION

The company has three reportable segments: Educational and Professional Publishing, Financial Services and Information and Media Services. The educational and professional publishing segment provides education, training and lifetime learning textbooks and instructional materials for students and professionals. The financial services segment consists of Standard & Poor's operations, which provide financial information, ratings and analyses, enabling access to capital markets. The information and media services segment includes business and professional media offering information, insight and analysis.

      Information as to the operations of the three segments of the company is set forth below based on the nature of the products and services offered. The CEO Council, comprising the company's principal corporate and operations executives, is the company's chief operating decision maker and evaluates performance based primarily on operating profit. The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies - refer to Note 1 of the financial statements for the company's significant accounting policies. All figures below reflect the transfer of Platt's, a provider of real-time information and analysis in the global energy services markets, and S&P Personal Wealth, an e-commerce initiative which provides allocation and planning tools to the individual investor, from Financial Services to Information and Media Services.

                                     Educational              Information
                                and Professional   Financial    and Media     Segment                Consolidated
(in millions)                         Publishing    Services     Services      totals   Adjustments         total
-----------------------------------------------------------------------------------------------------------------
1999
Operating revenue                       $1,734.9    $1,224.6     $1,032.5    $3,992.0      $     --      $3,992.0
Operating profit                           273.7       369.7        179.9       823.3        (125.3)        698.0*
Depreciation and amortization+             232.8        40.8         32.6       306.2           2.2         308.4
Assets                                   2,172.0       827.1        592.1     3,951.2         497.6       4,088.8
Capital expenditures++                     298.2        57.8         44.7       400.7            --         400.7
-----------------------------------------------------------------------------------------------------------------
1998
Operating revenue                       $1,620.3    $1,087.8     $1,021.0    $3,729.1      $     --      $3,729.1
Operating profit                           202.1       355.9        131.1       689.1        (128.7)        560.4*
Depreciation and amortization+             226.9        35.5         34.6       297.0           2.2         299.2
Assets                                   2,049.4       729.7        606.0     3,385.1         403.0       3,788.1
Capital expenditures++                     257.4        50.1         66.4       373.9            --         373.9
-----------------------------------------------------------------------------------------------------------------
1997
Operating revenue                       $1,573.8    $  921.1     $1,039.2    $3,534.1      $     --      $3,534.1
Operating profit                           187.7       256.1        155.3       599.1        (127.8)        471.3*
Depreciation and amortization+             225.0        33.4         33.9       292.3           1.2         293.5
Assets                                   2,058.2       674.4        614.3     3,346.9         366.2       3,713.1
Capital expenditures++                     193.1        23.6         28.8       245.5            --         245.5
-----------------------------------------------------------------------------------------------------------------

*     Income before taxes on income.
+ Includes amortization of goodwill and intangible assets and prepublication costs.
++ Includes purchase of property and equipment and investments in prepublication costs.

      The operating profit adjustments listed above relate to the operating results of the corporate entity, which is not considered an operating segment, and includes all corporate expenses of $83.3 million, $80.7 million and $75.3 million, respectively, for 1999, 1998 and 1997, and net interest expense of $42.0 million, $48.0 million and $52.5 million, respectively, of the company. Corporate assets consist principally of cash and equivalents, investment in Rock-McGraw, Inc., prepaid pension expense, deferred income taxes and leasehold improvements related to subleased areas.

      The following is a schedule of revenues and long-lived assets by geographic location:

(in millions)               1999                      1998                      1997
---------------------------------------------------------------------------------------------
                               Long-lived                Long-lived                Long-lived
                    Revenues       assets     Revenues       assets     Revenues       assets
---------------------------------------------------------------------------------------------
United States       $3,243.8     $2,171.2     $3,045.3     $2,018.8     $2,898.4     $1,917.6
European region        372.7         67.8        330.3         67.3        283.2         46.2
Rest of world          375.5         67.7        353.5         60.3        352.5         67.9
---------------------------------------------------------------------------------------------
   Total            $3,992.0     $2,306.7     $3,729.1     $2,146.4     $3,534.1     $2,031.7
=============================================================================================

      Foreign operating profit from our continuing businesses were $138.8 million, $119.4 million, and $112.6 million in 1999, 1998 and 1997, respectively. Foreign revenue, operating profit and long-lived assets include operations in 32 countries. The company does not have operations in any foreign country that represents more than 5% of its consolidated revenues. Transfers between geographic areas are recorded at cost plus a markup and intercompany revenue and profit are eliminated.

5. INVESTMENT IN ROCK-MCGRAW, INC.

Rock-McGraw owns the company's headquarters building in New York City. Rock-McGraw is owned 45% by the company and 55% by Rockefeller Group, Inc.

      The company currently occupies a portion of the rentable space. The current lease is for 30 years ending in the year 2002. In 1998, the company entered into a new lease agreement, starting in 2002, covering approximately 0.4 million square feet of office space. The lease will expire in 2020 and includes renewal options for three additional 5-year periods.

      As part of its supplemental agreement with Rock-McGraw, the company has commenced surrendering a portion of its occupied space. In 1999, the company paid Rock-McGraw gross annual rentals of $8.6 million (including various escalation payments) for the occupied space and $14.1 million for space that it has sublet. Over the lease term, the company is recovering a portion of the rentals through its share of earnings of Rock-McGraw.

      A summary of significant financial information for Rock-McGraw follows:

(in millions)                                   1999          1998          1997
--------------------------------------------------------------------------------
Revenue                                      $  73.3       $  66.2       $  64.6
--------------------------------------------------------------------------------
Net income                                      16.6          13.2          13.0
--------------------------------------------------------------------------------
Depreciation and
   amortization expense                          8.1           7.3           6.7
--------------------------------------------------------------------------------
Total assets                                   257.7         240.4         228.4
--------------------------------------------------------------------------------
Mortgage payable                                19.3          19.3          20.2
--------------------------------------------------------------------------------
Total liabilities                               66.1          65.4          66.7
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

6. TAXES ON INCOME

Income before taxes on income resulted from domestic operations (including foreign branches) and foreign subsidiaries' operations as follows:

(in millions)                                   1999          1998          1997
--------------------------------------------------------------------------------
Domestic operations                          $ 642.3       $ 513.5       $ 425.9
Foreign operations                              55.7          46.9          45.4
--------------------------------------------------------------------------------
Total income before taxes                    $ 698.0       $ 560.4       $ 471.3
================================================================================

      A reconciliation of the U.S. statutory tax rate to the company's effective tax rate for financial reporting purposes follows:

                                            1999           1998           1997
------------------------------------------------------------------------------
U.S. statutory rate                         35.0%          35.0%          35.0%
------------------------------------------------------------------------------
Goodwill amortization                        0.9            1.2            1.3
Effect of state and local
   income taxes                              4.1            4.1            4.0*
Other - net                                 (1.0)          (1.3)          (2.0)
------------------------------------------------------------------------------
Effective tax rate                          39.0%          39.0%          38.3%
==============================================================================

*Includes impact of lower taxes on gain on sale of Datapro.

      The provision for taxes on income consists of the following:

(in millions)                                1999           1998           1997
-------------------------------------------------------------------------------
Federal:
Current                                   $ 216.3        $ 135.6        $ 154.2
Deferred                                     (6.4)          29.0          (21.2)
-------------------------------------------------------------------------------
Total federal                               209.9          164.6          133.0
-------------------------------------------------------------------------------
Foreign:
Current                                      18.6           21.8           19.1
Deferred                                     (0.6)          (3.0)          (0.4)
-------------------------------------------------------------------------------
Total foreign                                18.0           18.8           18.7
-------------------------------------------------------------------------------
State and local:
Current                                      45.7           25.9           33.1
Deferred                                     (1.4)           9.3           (4.2)
-------------------------------------------------------------------------------
Total state and local                        44.3           35.2           28.9
-------------------------------------------------------------------------------
Total provision for taxes                 $ 272.2        $ 218.6        $ 180.6
===============================================================================

      The principal temporary differences between the accounting for income and expenses for financial reporting and income tax purposes as of December 31 follow:

(in millions)                                               1999           1998
-------------------------------------------------------------------------------
Fixed assets and intangible assets                       $ 135.9        $ 132.9
Prepaid pension and other expenses                          93.5           85.9
Unearned revenue                                            41.8           37.9
Reserves and accruals                                     (165.1)        (140.7)
Postretirement and postemployment benefits                 (90.5)         (90.9)
Other - net                                                  6.6           11.7
-------------------------------------------------------------------------------
Deferred tax liability - net                             $  22.2        $  36.8
===============================================================================

      The company made net income tax payments totaling $215.0 million in 1999, $193.0 million in 1998, and $331.5 million in 1997.

      The company has not recorded deferred income taxes applicable to undistributed earnings of foreign subsidiaries that are indefinitely reinvested in foreign operations. Undistributed earnings amounted to approximately $71 million at December 31, 1999, excluding amounts that, if remitted, generally would not result in any additional U.S. income taxes because of available foreign tax credits. If the earnings of such foreign subsidiaries were not indefinitely reinvested, a deferred tax liability of approximately $18 million would have been required.

7. RENTAL EXPENSE AND LEASE OBLIGATIONS

Rental expense for property and equipment under all operating lease agreements was as follows:

(in millions)                                 1999           1998           1997
--------------------------------------------------------------------------------
Gross rental expense                       $ 130.2        $ 113.3        $ 108.9
Less: sublease revenue                        30.4           30.0           27.5
--------------------------------------------------------------------------------
Net rental expense                         $  99.8        $  83.3        $  81.4
================================================================================

      The company is committed under lease arrangements covering property, computer systems and office equipment. Certain lease arrangements contain escalation clauses covering increased costs for various defined real estate taxes and operating services.

      In an effort to consolidate its New York City office space, the company entered into two new lease agreements in 1997 covering approximately 1.4 million square feet of office space. The company also entered into a new lease agreement in 1998 for its headquarters building, referred to in Note 5, covering approximately 0.4 million square feet starting in 2002. All leases expire in the year 2020. The new lease arrangements coincide with the expiration of several existing leases in 1999 and the company's headquarters building lease and the surrender of a portion of the company's occupied space in its headquarters building that began in 1998.

      Minimum rental commitments under existing noncancelable leases with a remaining term of more than one year, including the company's headquarters building, are shown in the following table. The annual rental commitments for real estate through the year 2002 have been reduced by approximately $18 million of rental income from existing noncancelable subleases.

(in millions)
--------------------------------------------------------------------------------
2000                                                                    $   89.0
2001                                                                        82.2
2002                                                                        83.8
2003                                                                        84.2
2004                                                                        77.5
2005 and beyond                                                          1,021.3
--------------------------------------------------------------------------------
Total                                                                   $1,438.0
================================================================================

8. CAPITAL STOCK

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

      On January 27, 1999, the Board of Directors also approved a share repurchase program authorizing the repurchase of up to 15 million shares, approximately 7.5% of the company's outstanding common stock. The company implemented the program through open market purchases and private trans actions. Through December 31, 1999, the company had repurchased approximately 3.2 million shares of common stock from the 1999 program at a total cost of $173.8 million. The repurchased shares will be used for general corporate purposes, including the issuance of shares for stock compensation plans. In the event of a significant investment opportunity, the company may slow the pace of repurchase activity.

      The number of common shares reserved for issuance for employee stock plan awards was 15,628,036 at December 31, 1999 and 18,015,440 at December 31, 1998.
Under the Director Deferred Stock Ownership Plan, 313,095 and 316,596 common shares were reserved for issuance at December 31, 1999 and 1998.

      The $1.20 convertible preference stock may be converted into common stock at the option of the shareholder at the rate of one share of preference stock for 13.2 shares of common stock.

      Two million shares of preferred stock, par value $1 per share, are authorized; none have been issued. 600,000 shares have been reserved for issuance under a Preferred Share Purchase Rights Plan adopted by the company's Board of Directors on July 29, 1998. Under the 1998 Rights Plan, one Right for each share of common stock outstanding was issued to shareholders of record on August 14, 1998. These Rights will become exercisable only if a person or group acquires 20% or more of the company's common stock or announces a tender offer that would result in the ownership of 20% or more of the common stock. Each Right will then entitle the holder to buy a 1/400th interest in a share of Series A preferred stock at an exercise price of $150. The Rights are redeemable by the company's Board of Directors for one-quarter cent each prior to a 20% acquisition by a third party. The 1998 Plan also gives the Board of Directors the option to exchange one share of common stock of the company for each Right (not owned by the acquirer) after an acquirer holds 20% but less than 50% of the outstanding shares of common stock. In the event, after a person or group acquires 20% or more of the company's stock, that the company is acquired in a merger or other business combination transaction of 50% or more of its consolidated assets or earning power are sold, each Right becomes exercisable for common stock equivalent to two times the exercise price of the Right.

      Dividends were paid at the quarterly rate of $0.215 per common share and $0.30 per preferred share. All preferred dividends are cumulative. Total dividends paid in 1999, 1998 and 1997 were $169.0 million, $154.4 million and $142.7 million, respectively.

9. STOCK PLAN AWARDS

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

      Under the fair value based method of accounting in SFAS No. 123, Accounting for Stock-Based Compensation, net income would have been reduced by $16.2 million, or $.08 per diluted share for 1999, $1.9 million, or $.01 per diluted share for 1998 and $1.1 million, or $.01 per diluted share for 1997, after accounting for stock-based compensation effective for awards made January 1, 1995 and thereafter.

      The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions for 1999, 1998 and 1997, respectively: risk-free average interest rate of 5.1%, 5.6% and 6.1%; dividend yield of 1.7%, 2.1% and 2.9%; volatility of 24%, 22% and 19%; and expected life of five years for all years.

      A summary of the status of the company's stock option plans as of December 31 and activity during the year follows:

                                                                        Weighted
                                                                         average
                                                                        exercise
(in thousands of shares)                                  Shares           price
--------------------------------------------------------------------------------
Outstanding at December 31, 1996                           6,600         $ 17.44
--------------------------------------------------------------------------------
Options granted                                            2,736           25.21
Options exercised                                         (1,914)          16.60
Options cancelled and expired                               (292)          22.16
--------------------------------------------------------------------------------
Outstanding at December 31, 1997                           7,130         $ 20.46
--------------------------------------------------------------------------------
Options granted                                            3,825           37.74
Options exercised                                         (1,871)          19.93
Options cancelled and expired                               (216)          28.41
--------------------------------------------------------------------------------
Outstanding at December 31, 1998                           8,868         $ 27.79
--------------------------------------------------------------------------------
Options granted                                            4,100           53.71
Options exercised                                         (2,260)          23.05
Options cancelled and expired                               (358)          46.58
--------------------------------------------------------------------------------
OUTSTANDING AT DECEMBER 31, 1999                          10,350         $ 38.41
================================================================================

      At December 31, 1999, 1998 and 1997, options for 5,328,000, 4,644,000 and
3,830,000 shares of common stock were exercisable. The weighted average fair value of options granted during 1999, 1998 and 1997 was $13.69, $8.95 and $5.02, respectively.

      A summary of information about stock options outstanding and options exercisable at December 31, 1999 follows:

                                          Options                  Options
(in thousands of shares)                Outstanding              Exercisable
--------------------------------------------------------------------------------
                                   Weighted     Weighted                Weighted
                                    average      average                 average
Range of                          remaining     exercise                exercise
exercise prices      Shares            term        price     Shares        price
--------------------------------------------------------------------------------
$13.11 to $17.44      1,192      3.82 years       $16.11      1,192       $16.11
$21.19 to $31.16      1,861      6.59 years       $22.96      1,861       $22.96
$33.47 to $49.66      3,487      8.17 years       $37.45      2,059       $37.36
$50.41 to $60.56      3,810      9.21 years       $53.82        216       $54.67
--------------------------------------------------------------------------------
$13.11 to $60.56     10,350      7.77 years       $38.41      5,328       $28.27
================================================================================

      Under the Director Deferred Stock Ownership Plan, a total of 313,095 shares of common stock was reserved as of December 31, 1999, and may be credited to deferred stock accounts for eligible Directors. In general, the Plan requires that 50% of eligible Directors' annual compensation plus dividend equivalents be credited to deferred stock accounts. Each Director may also elect to defer all or a portion of the remaining compensation and have an equivalent number of shares credited to the deferred stock account. Recipients under this Plan are not required to provide consideration to the company other than rendering service. Shares will be delivered as of the date a recipient ceases to be a member of the Board of Directors or within five years thereafter, if so elected. The Plan will remain in effect until terminated by the Board of Directors or until no shares of stock remain available under the Plan.

      Restricted stock performance awards have been granted under the 1993 and 1987 Plans. These restricted stock awards will vest only if the company achieves certain financial goals over various vesting periods. Recipients are not required to provide consideration to the company other than rendering service and have the right to vote the shares and to receive dividends.

      A total of 280,405 restricted shares were issued at an average market value of $52.70 in 1999, 373,596 shares at an average market value of $37.54 in 1998 and 639,390 shares at an average market value of $24.31 in 1997. The awards are recorded at the market value on the date of grant. Initially the total market value of the shares is treated as unearned compensation and is charged to expense over the respective vesting periods. Under APBO No. 25, for performance incentive shares, adjustments are also made to expense for changes in market value and achievement of financial goals. Restricted stock compensation charged to expense was $33.0 million for 1999, $37.0 million for 1998 and $16.0 million for 1997. Restricted shares outstanding at the end of the year were 868,039 in 1999, 1,121,750 in 1998 and 1,111,434 in 1997.

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

      A summary of pension income for the company's domestic defined benefit plans follows:

(in millions)                                1999           1998           1997
-------------------------------------------------------------------------------
Service cost                              $  20.2        $  17.6        $  16.2
Interest cost                                38.2           36.1           33.2
Expected return on assets                   (69.4)         (60.8)         (54.7)
Amortization of:
   Transitional net asset                    (0.1)          (0.7)          (0.9)
   Prior service cost                         1.1            1.0            0.9
   Actuarial (gain)/loss                     (1.5)          (0.7)          (0.6)
-------------------------------------------------------------------------------
Net pension income                        $ (11.5)       $  (7.5)       $  (5.9)
===============================================================================
Assumed rates - January 1:
Discount rate                               6 3/4%         7 1/4%         7 3/4%
Compensation increase factor                5 1/2          5 1/2          5 1/2
Return on assets                            9 1/2          9 1/2          9 1/2
===============================================================================

      The company also has unfunded supplemental benefit plans to provide senior management with supplemental retirement, disability and death benefits. Supple-mental retirement benefits are based on final monthly earnings. Pension cost was approximately $6 million for 1999 and $4 million for 1998 and 1997. The accrued benefit obligation as of December 31, 1999 was $28.2 million.

      Total retirement plans cost was $48.6 million for 1999, $45.3 million for 1998 and $44.3 million for 1997.

      The funded status of the domestic defined benefit plans as of December 31 follows:

(in millions)                                              1999            1998
-------------------------------------------------------------------------------
Change in benefit obligation
Net benefit obligation at beginning of year            $  557.5        $  496.8
Service cost                                               20.2            17.6
Interest cost                                              38.2            36.1
Actuarial (gain)/loss                                     (39.5)           37.7
Gross benefits paid                                       (35.6)          (30.7)
-------------------------------------------------------------------------------
Net benefit obligation at end of year                  $  540.8        $  557.5
Change in plan assets
Fair value of plan assets at beginning of year            905.5        $  774.4
Actual return on plan assets                              320.5           161.6
Employer contributions                                       --             0.1
Gross benefits paid                                       (35.6)          (30.7)
-------------------------------------------------------------------------------
Fair value of plan assets at end of year               $1,190.4        $  905.4
Funded status at end of year                              649.7        $  347.9
Unrecognized net actuarial (gain)/loss                   (533.9)         (244.6)
Unrecognized prior service costs                            3.7             4.8
Unrecognized net transition obligation/(asset)               --            (0.1)
-------------------------------------------------------------------------------
Prepaid pension cost                                   $  119.5        $  108.0
===============================================================================
Assumed rates - December 31:
Discount rate                                             7 1/2%          6 3/4%
Compensation increase factor                              5 1/2           5 1/2
===============================================================================

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

      Postretirement benefits cost was $5.5 million in 1999, $6.9 million in 1998 and $7.6 million in 1997. A summary of the components of the cost in 1999, 1998 and 1997 follows:

(in millions)                                1999           1998           1997
-------------------------------------------------------------------------------
Service cost                              $   2.4        $   2.5        $   2.4
Interest cost                                 8.7            9.4           10.0
Amortization of:
   Prior service cost                        (3.4)          (2.6)          (2.5)
   Actuarial (gain)/loss                     (2.2)          (2.4)          (2.3)
-------------------------------------------------------------------------------
Postretirement benefits cost              $   5.5        $   6.9        $   7.6
===============================================================================

      A summary of the components of the unfunded post retirement benefit obligation as of December 31 follows:

(in millions)                                               1999           1998
-------------------------------------------------------------------------------
Change in benefit obligation
Net benefit obligation at beginning of year              $ 142.7        $ 142.5
Service cost                                                 2.4            2.5
Interest cost                                                8.7            9.4
Plan participants contributions                              2.0            1.4
Plan amendments                                              2.1             --
Actuarial (gain)/loss                                      (16.9)          (1.8)
Gross benefits paid                                        (12.8)         (11.3)
-------------------------------------------------------------------------------
Net benefit obligation at end of year                    $ 128.2        $ 142.7
Change in plan assets
Fair value of plan assets at beginning of year                --        $    --
Employer contributions                                      10.8            9.9
Plan participants contributions                              2.0            1.4
Gross benefits paid                                        (12.8)         (11.3)
-------------------------------------------------------------------------------
Fair value of plan assets at end of year                      --        $    --
Funded status at end of year                             $(128.2)       $(142.7)
Unrecognized net actuarial (gain)/loss                     (50.3)         (35.6)
Unrecognized prior service costs                            (9.0)         (14.4)
-------------------------------------------------------------------------------
Accrued benefit cost                                     $(187.5)       $(192.7)
===============================================================================

      The assumed weighted average healthcare cost trend rate ranges from 6.5% in 2000 decreasing ratably to 5.5% in 2002 and remaining at that level thereafter. The weighted average discount rate used to measure expense was 6.75% in 1999 and 7.25% in 1998; the rate used to measure the accumulated postretirement benefit obligation was 7.50% in 1999 and 6.75% in 1998. Assumed healthcare cost trends have a significant effect on the amounts reported for the healthcare plans. A one-percentage point change in assumed healthcare cost trend creates the following effects:

                                               One-Percentage    One-Percentage
(in millions)                                  Point Increase    Point Decrease
-------------------------------------------------------------------------------
Effect on total of service and interest cost            $ 1.0             $(0.9)
Effect on postretirement benefit obligation             $10.3             $(9.5)
===============================================================================

12. EARNINGS PER SHARE

All share figures have been restated to reflect the two-for-one stock split announced January 27, 1999 - see Note 8 for further details.

      A reconciliation of the number of shares used for calculating basic earnings per common share and diluted earnings per common share follows:

(in thousands)                                1999           1998           1997
--------------------------------------------------------------------------------
Net income                                $425,764       $333,141       $290,675
--------------------------------------------------------------------------------
Average number of common
   shares outstanding                      196,311        197,206        197,946
Effect of stock options and
   other dilutive securities                 2,246          1,898          1,558
--------------------------------------------------------------------------------
Average number of common shares
   outstanding including effect
   of dilutive securities                  198,557        199,104        199,504
================================================================================

      Restricted performance shares outstanding at December 31, 1999 of 682,000 were not included in the computation of diluted earnings per common share because the necessary vesting conditions have not yet been met.

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

      The McGraw-Hill Companies' management maintains a system of internal accounting controls designed to provide reasonable assurance that the financial records accurately reflect the company's operations and that the company's assets are protected against loss. Consistent with the concept of reasonable assurance, the company recognizes that the relative costs of these controls should not exceed the expected benefits in maintaining these controls. It further assures the quality of the financial records in several ways: a program of internal audits, the careful selection and training of management personnel, maintaining an organizational structure that provides an appropriate division of financial responsibilities, and communicating financial and other relevant policies throughout the corporation. The financial statements in this report have been audited by Ernst & Young LLP, independent auditors, in accordance with auditing standards generally accepted in the United States. The independent auditors were retained to express an opinion on the financial statements, which appears in the next column.

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


/s/ Harold McGraw III

Harold McGraw III
Chairman of the Board,
President and Chief Executive Officer


/s/ Robert J. Bahash

Robert J. Bahash
Executive Vice President and Chief Financial Officer

REPORT OF INDEPENDENT AUDITORS

THE BOARD OF DIRECTORS AND SHAREHOLDERS
OF THE MCGRAW-HILL COMPANIES, INC.

We have audited the accompanying consolidated balance sheets of The McGraw-Hill Companies, Inc. as of December 31, 1999 and 1998, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The McGraw-Hill Companies, Inc. at December 31, 1999 and 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.


                                                           /s/ Ernst & Young LLP

New York, New York
January 25, 2000

ELEVEN-YEAR FINANCIAL REVIEW

(in thousands, except per-share data)                 1999         1998         1997         1996
-------------------------------------------------------------------------------------------------
OPERATING RESULTS BY SEGMENT AND INCOME
   STATISTICS
OPERATING REVENUE
Educational and Professional Publishing         $1,734,922   $1,620,343   $1,573,797   $1,277,895
Financial Services                               1,224,605    1,087,817      921,135      802,280
Information and Media Services                   1,032,470    1,020,985    1,039,163      994,522
-------------------------------------------------------------------------------------------------
TOTAL OPERATING REVENUE                          3,991,997    3,729,145    3,534,095    3,074,697
-------------------------------------------------------------------------------------------------
OPERATING PROFIT(h)
Educational and Professional Publishing(d)         273,667      202,076      187,722      151,921
Financial Services                                 369,740      355,869      256,078      243,889
Information and Media Services                     179,860      131,123      155,350      134,995
-------------------------------------------------------------------------------------------------
OPERATING PROFIT                                   823,267      689,068      599,150      530,805
Share of profit of Macmillan/McGraw-Hill
   School Publishing Company(f and h)                   --           --           --           --
Unusual charges(d,g and h)                              --           --           --      (25,000)
Gain on exchange of Shepard's/McGraw-Hill(d)            --           --           --      418,731
General corporate (expense)/income(h and i)        (83,280)     (80,685)     (75,342)     (62,073)
Interest (expense)/income - net                    (42,013)     (47,961)     (52,542)     (47,656)
-------------------------------------------------------------------------------------------------
INCOME BEFORE TAXES ON INCOME(a, b, c and e)       697,974      560,422      471,266      814,807
Provision for taxes on income                      272,210      218,565      180,591      319,074
-------------------------------------------------------------------------------------------------
INCOME BEFORE EXTRAORDINARY ITEM AND
   CUMULATIVE ADJUSTMENT                           425,764      341,857      290,675      495,733
-------------------------------------------------------------------------------------------------
Early extinguishment of debt, net of tax(j)             --       (8,716)          --           --
Cumulative effect on prior years of changes
   in accounting(j)                                     --           --           --           --
-------------------------------------------------------------------------------------------------
NET INCOME                                      $  425,764   $  333,141   $  290,675   $  495,733
-------------------------------------------------------------------------------------------------
BASIC EARNINGS PER SHARE
Income before extraordinary item cumulative
   adjustment                                   $     2.17   $     1.73   $     1.47   $     2.50
Extraordinary item and cumulative adjustment            --        (0.04)          --           --
-------------------------------------------------------------------------------------------------
Net income                                      $     2.17   $     1.69   $     1.47   $     2.50
DILUTIVE EARNINGS PER SHARE
Income before extraordinary item and cumulative
   adjustment                                   $     2.14   $     1.71   $     1.46   $     2.48
Extraordinary item and cumulative adjustment(j)         --        (0.04)          --           --
-------------------------------------------------------------------------------------------------
Net income                                      $     2.14   $     1.67   $     1.46   $     2.48
Dividends per share of common stock             $     0.86   $     0.78   $     0.72   $     0.66
-------------------------------------------------------------------------------------------------
OPERATING STATISTICS
Return on average shareholders' equity                26.7%        22.9%        20.8%        41.4%
Income before taxes as a percent of revenue           17.5         15.0         13.3         26.5
Income before extraordinary item and cumulative
   adjustment as a percent of revenue                 10.7          9.2          8.2         16.1
-------------------------------------------------------------------------------------------------
BALANCE SHEET DATA
Working capital                                 $   28,272   $  137,310   $  258,179   $  130,920
Total assets                                     4,088,797    3,788,144    3,713,074    3,642,239
Total debt                                         536,449      527,597      684,425      581,368
Shareholders' equity                             1,691,493    1,551,808    1,434,651    1,361,118
-------------------------------------------------------------------------------------------------
NUMBER OF EMPLOYEES                                 16,376       15,897       15,690       16,220
-------------------------------------------------------------------------------------------------

Note: All figures reflect the transfer of Platt's and S&P Personal Wealth from Financial Services to Information and Media Services.
(a) 1999 income before taxes on income reflects a $39.7 million gain on the sale of the Petrochemical publications.
(b) 1998 income before taxes on income reflects a $26.7 million gain on sale of a building and a $16.0 million charge at Continuing Education Center for writedown of assets due to a continuing decline in enrollments.
(c) 1997 income before taxes on income reflects a $33.2 million provision for the consolidation of office space in New York City and a $20.4 million gain on the sale of Datapro Information Services.
(d) 1996 operating profit excludes a net gain on the exchange of Shepard's/McGraw-Hill for the Times Mirror Higher Education group comprising a $418.7 million gain on the exchange and a $25 million one-time charge for integration costs.
(e) 1995 income before taxes on income reflects a $26.8 million provision for best practices initiatives and a $23.8 million gain on sale of the topical publishing division of Shepard's/McGraw-Hill.
(f) Reflects The McGraw-Hill Companies' share of profit of Macmillan/McGraw-Hill School Publishing company through September 30, 1993. Macmillan/McGraw-Hill results are consolidated effective October 1, 1993 in the Educational and Professional Publishing segment.
(g) 1993 amount reflects unusual charges in connection with the acquisition of the additional 50% interest in Macmillan/McGraw-Hill.

(in thousands, except per-share data)                 1995        1994        1993        1992        1991        1990        1989
----------------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS BY SEGMENT AND INCOME
   STATISTICS
OPERATING REVENUE
Educational and Professional Publishing         $1,235,578  $1,162,157  $  667,444  $  567,363  $  532,438  $  534,724  $  483,666
Financial Services                                 736,788     699,436     651,601     573,864     515,218     470,689     400,990
Information and Media Services                     962,917     899,276     876,408     909,264     895,356     933,225     904,307
----------------------------------------------------------------------------------------------------------------------------------
TOTAL OPERATING REVENUE                          2,935,283   2,760,869   2,195,453   2,050,491   1,943,012   1,938,638   1,788,963
----------------------------------------------------------------------------------------------------------------------------------
OPERATING PROFIT(h)
Educational and Professional Publishing(d)         162,604     125,765      49,374      62,746      48,928      70,196      44,107
Financial Services                                 215,320     202,757     186,148     155,186     131,683     115,796      78,078
Information and Media Services                     130,683     122,798     117,061     126,406     131,615     178,991     199,257
----------------------------------------------------------------------------------------------------------------------------------
OPERATING PROFIT                                   508,607     451,320     352,583     344,338     312,226     364,983     321,442
Share of profit of Macmillan/McGraw-Hill
   School Publishing Company(f and h)                   --          --      28,376      11,280      27,483      21,601      13,688
Unusual charges(d,g and h)                              --          --    (229,800)         --          --          --    (220,000)
Gain on exchange of Shepard's/McGraw-Hill(d)            --          --          --          --          --          --          --
General corporate (expense)/income(h and i)        (63,570)    (54,134)    (48,538)    (50,774)    (34,415)    (28,370)      6,546
Interest (expense)/income - net                    (58,766)    (51,746)    (36,342)    (37,557)    (46,987)    (55,627)    (35,038)
----------------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE TAXES ON INCOME(a, b, c and e)       386,271     345,440      66,279     267,287     258,307     302,587      86,638
Provision for taxes on income                      159,144     142,321      54,838     114,132     110,297     130,112      46,847
----------------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE EXTRAORDINARY ITEM AND
   CUMULATIVE ADJUSTMENT                           227,127     203,119      11,441     153,155     148,010     172,475      39,791
----------------------------------------------------------------------------------------------------------------------------------
Early extinguishment of debt, net of tax(j)             --          --          --          --          --          --          --
Cumulative effect on prior years of changes
   in accounting(j)                                     --          --          --    (124,587)         --          --       8,000
----------------------------------------------------------------------------------------------------------------------------------
NET INCOME                                      $  227,127  $  203,119  $   11,441  $   28,568  $  148,010  $  172,475  $   47,791
----------------------------------------------------------------------------------------------------------------------------------
BASIC EARNINGS PER SHARE
Income before extraordinary item cumulative
   adjustment                                   $     1.14  $     1.03  $     0.06  $     0.79  $     0.76  $     0.89  $     0.21
Extraordinary item and cumulative adjustment            --          --          --       (0.64)         --          --        0.04
----------------------------------------------------------------------------------------------------------------------------------
Net income                                      $     1.14  $     1.03  $     0.06  $     0.15  $     0.76  $     0.89  $     0.25
DILUTIVE EARNINGS PER SHARE
Income before extraordinary item and cumulative
   adjustment                                   $     1.14  $     1.03  $     0.06  $     0.79  $     0.76  $     0.89  $     0.21
Extraordinary item and cumulative adjustment(j)         --          --          --       (0.64)         --          --        0.04
----------------------------------------------------------------------------------------------------------------------------------
Net income                                      $     1.14  $     1.03  $     0.06  $     0.15  $     0.76  $     0.89  $     0.25
Dividends per share of common stock             $     0.60  $     0.58  $     0.57  $     0.56  $     0.55  $     0.54  $     0.50
----------------------------------------------------------------------------------------------------------------------------------
OPERATING STATISTICS
Return on average shareholders' equity                23.3%       23.4%        1.3%        3.0%       15.2%       18.8%        5.3%
Income before taxes as a percent of revenue           13.2        12.5         3.0        13.0        13.3        15.6         4.8
Income before extraordinary item and cumulative
   adjustment as a percent of revenue                  7.7         7.4         0.5         7.5         7.6         8.9         2.7
----------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA
Working capital                                 $  193,346  $  130,272  $   62,887  $  (19,596) $   29,543  $   44,193  $   22,743
Total assets                                     3,057,167   2,960,285   3,043,232   2,473,021   2,482,679   2,501,130   2,181,718
Total debt                                         628,664     762,805     928,710     482,991     568,159     622,372     503,434
Shareholders' equity                             1,035,066     913,052     823,008     908,760     998,975     954,260     880,154
----------------------------------------------------------------------------------------------------------------------------------
NUMBER OF EMPLOYEES                                 15,452      15,339      15,661      13,393      13,539      13,868      13,741
----------------------------------------------------------------------------------------------------------------------------------

(h) 1989 operating profit excludes unusual charges of $220 million, as follows;

--------------------------------------------------------------------------------
Educational and Professional Publishing                                 $ 33,140
Financial Services                                                        94,899
Information and Media Services                                            15,554

Total operating segments                                                $143,593
Macmillan/McGraw-Hill joint venture units                                     --
Corporate expense                                                         76,407
--------------------------------------------------------------------------------
                                                                        $220,000
================================================================================

(i) General corporate income for 1989 includes gains on dispositions of business totaling $48.8 million.
(j) The cumulative adjustment in 1992 reflects the adoption of the provisions of Statement of Financial Accounting Standards (SFAS) No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions, and SFAS No. 112, Employers' Accounting for Postemployment Benefits. In 1989, the company recognized the cumulative effect of a change in accounting for income taxes under SFAS No. 96. The extraordinary item in 1998 relates to costs for the early extinguishment of $155 million of the company's 9.43% Notes during the third quarter.

SUPPLEMENTAL FINANCIAL INFORMATION
Quarterly Financial Information (unaudited)

                                            First      Second         Third        Fourth         Total
(in thousands, except per-share data)     quarter     quarter       quarter       quarter          year
-------------------------------------------------------------------------------------------------------
1999
Operating revenue                        $716,471    $922,721    $1,318,477    $1,034,328    $3,991,997
Income before taxes                        40,078     147,573       312,363       197,960       697,974
Net income                                 24,448      90,020       190,541       120,755       425,764
Earnings per share: Basic(a)                 0.12        0.46          0.97          0.62          2.17
                    Diluted(a)               0.12        0.45          0.96          0.61          2.14
-------------------------------------------------------------------------------------------------------
1998
Operating revenue                        $703,420    $881,122    $1,206,425    $  938,178    $3,729,145
Income before taxes                        33,015     127,609       277,713       122,085       560,422
Net income                                 20,139      77,841       160,689        74,472       333,141
Earnings per share: Basic(a)                 0.10        0.39          0.82          0.38          1.69
                    Diluted(a)               0.10        0.39          0.81          0.37          1.67
-------------------------------------------------------------------------------------------------------
1997
Operating revenue                        $652,935    $836,652    $1,143,740    $  900,768    $3,534,095
Income before taxes                        24,977     108,593       225,973       111,723       471,266
Net income                                 14,986      65,156       143,499        67,034       290,675
Earnings per share: Basic(a)                 0.07        0.33          0.73          0.34          1.47
                    Diluted(a)               0.07        0.33          0.72          0.34          1.46
-------------------------------------------------------------------------------------------------------

(a) All basic and diluted earnings per share figures reflect the two-for-one stock split approved by the company's Board of Directors on January 27, 1999.

HIGH AND LOW SALES PRICES OF THE MCGRAW-HILL COMPANIES COMMON STOCK ON THE NEW YORK STOCK EXCHANGE*

                                    1999               1998                 1997
--------------------------------------------------------------------------------
First quarter**           $59 1/8-48 7/8     $39 1/2-34 1/4     $26 9/16-22 7/16
Second quarter**          60 3/4-50 7/16      41 1/2-36 3/8     31 7/16-24 15/16
Third quarter**           54 1/8- 47 1/8     43 1/2-37 1/16      34 13/16-29 1/2
Fourth quarter**               63 1/8-49    51 11/16-36 1/8     37 11/16-31 9/16
--------------------------------------------------------------------------------
Year**                     63 1/8-47 1/8    51 11/16-34 1/4     37 11/16-22 7/16
================================================================================

* The New York Stock Exchange is the principal market on which the Corporation's shares are traded.
** All high and low prices reflect the two-for-one stock split approved by the Corporation's Board of Directors on January 27, 1999.

SHAREHOLDER INFORMATION

To obtain a free copy of the annual Form 10-K filed with the Securities and Exchange Commission, which contains certain additional information, contact:

Corporate Affairs Department
The McGraw-Hill Companies
1221 Avenue of the Americas
New York, N.Y. 10020-1095
212-512-6741
www.mcgraw-hill.com

ANNUAL MEETING

The 2000 annual meeting will be held at 11 a.m. on Wednesday, April 26, at the Corporation's headquarters, 1221 Avenue of the Americas, New York, N.Y. 10020-1095.

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

To order an information packet and enrollment forms, please call the automated request line at 800-842-7629. For specific questions about the program, call ChaseMellon Shareholder Services at 888-201-5538.
--------------------------------------------------------------------------------

SHAREHOLDER SERVICES AND TRANSFER AGENT

Questions or changes relating to shareholder accounts should be directed to the Corporation's transfer agent:

ChaseMellon Shareholder Services
Post Office Box 3315
South Hackensack, N.J. 07606-1937
888-201-5538
www.chasemellon.com

ADDITIONAL INFORMATION

For additional shareholder information and services, please visit our investor relations Web site at http://www.mcgraw-hill.com/investor_relations. Further inquiries can be sent by e-mail to investor_relations@mcgraw-hill.com, or by phone, 212-512-2192.

News media inquiries should be directed to the Corporate Affairs Department, 212-512-3640. www.mcgraw-hill.com/corporate/news_bureau/news_bureau.html


52