Form 10-K405, Exhibit 13
period 2000-12-31
MCGRAW-HILL COMPANIES INC
filed 2001-03-12
CIK 64040

This is the company...
        ANNUAL REPORT 2000


[PHOTO OF BUILDING WITH PEOPLE IN FRONT OF IT]

> that's
    rea





      TABLE OF CONTENTS

 2    Financial Highlights
 3    To our Shareholders
 6    This is the company...
22    The McGraw-Hill Companies At a Glance
25    Financial Review
57    Directors and Principal Executives
dy for
  tomorrow



The McGraw-Hill Companies is ready for tomorrow - today. We hold leading positions in three critical markets driving economic growth worldwide - financial services, education and business information.

In financial services, Standard & Poor's plays a pivotal role in the world's burgeoning capital markets. McGraw-Hill Education is at the center of providing innovative learning solutions, which recognize that education at all stages of life is key to economic opportunity. We have expanded our leading positions in the global energy, aviation and construction industries by establishing unparalleled Internet portals that provide professionals with comprehensive Web-enabled business solutions. And through its unmatched excellence, BusinessWeek continues to expand its position as the world's leading business information resource, online and in print.

Most importantly, we have the intellectual capital - a wealth of bright, energetic and talented individuals driving our vision and success in more than 300 offices worldwide. Thanks to them, this is the company that's ready for tomorrow.


                               [GRAPHIC OF PEOPLE AND MCGRAW-HILL PRODUCT LOGOS]

OPERATING REVENUE
(dollars in millions)

[LINE CHART]

YEAR
 96            3,071
 97            3,531
 98            3,725
 99            3,992
 00            4,281


DIVIDENDS PER SHARE
(dollars)

[LINE CHART]

YEAR
 96            0.66
 97            0.72
 98            0.78
 99            0.86
 00            0.94


SHAREHOLDER RETURN
Five-Year Cumulative Total Return
(1/1/96 - 12/31/00)

[LINE CHART]

YEAR        PEER GROUP       S&P 500        MHP
 96          $ 100            $ 100        $ 100
 97            179              164          179
 98            187              211          252
 99            245              255          310
 00          $ 215            $ 232        $ 300


YEAR-END SHARE PRICE
(dollars)

[LINE CHART]

YEAR
 96           23.06
 97           37.00
 98           50.94
 99           61.63
 00           58.63


financial highlights

(dollars in millions, except per-share data)                        2000           1999       % Change
------------------------------------------------------------------------------------------------------
Operating revenue                                              $ 4,281.0      $ 3,991.7            7.2
Net income:
  Before cumulative change in accounting(a)                        471.9          425.6           10.9
  As reported                                                      403.8          425.6           (5.1)
                                                               ---------------------------------------
Diluted earnings per common share
  Before cumulative change in accounting(a)                         2.41           2.14           12.6
  As reported                                                       2.06           2.14           (3.7)
                                                               ---------------------------------------
Dividends per share of common stock -
  $.235 per quarter in 2000 and $.215 per quarter in 1999           0.94           0.86            9.3
                                                               ---------------------------------------
Total assets                                                   $ 4,931.4      $ 4,118.1           19.8
Capital expenditures(b)                                            347.7          400.7          (13.2)
Total debt                                                       1,045.4          536.4           94.9
Shareholders' equity                                             1,761.0        1,648.5            6.8

(a) In 2000, under Staff Accounting Bulletin No. 101, the company modified its revenue recognition policies for various service contracts. For further details, see page 26.

(b) Includes purchases of property and equipment and investment in prepublication costs.

To
  our
shareholders

TOMORROW. Some say its promise is limited only by imagination. In business, tomorrow's promise depends on whether a company is ready. Has it established a sound business plan? Does it have trusted brands with loyal customers? Is it financially viable? Is there a disciplined and experienced management team? Is it serving its markets well? Can it respond quickly with innovative products and services to meet customers' changing needs?

I am pleased to tell you that for The McGraw-Hill Companies the answer to all of these questions is a resounding "yes."

OUR COMPANY IS WELL PREPARED TO PROFIT FROM TOMORROW'S OPPORTUNITIES because we have aligned each of our businesses with powerful global trends and rapidly growing markets that will continue to yield strong returns for our shareholders:

- IN FINANCIAL SERVICES,the worldwide growth of capital markets and global trends toward privatization, securitization and disintermediation are creating new opportunities for Standard & Poor's to service investors, issuers and intermediaries.

- IN EDUCATION,record funding,growing enrollments and the recognition that lifelong learning is key to economic growth are driving expanded worldwide demand for our McGraw-Hill Education products.

- IN INFORMATION AND MEDIA SERVICES,an expanding global economy has broadened the audience of decision-makers who rely on the critical news, insight and solutions provided by BusinessWeek and our broadcasting, aviation, energy and construction information businesses.

WE HAVE RESPONDED AGGRESSIVELY TO MARKET NEEDS and strengthened our businesses to increase revenue growth. Product diversification and global expansion at Standard & Poor's have spurred strong growth and significantly reduced the impact of interest rate fluctuations on our performance. Through investments and key acquisitions, we have built McGraw-Hill Education into a world leader in virtually every major education market, creating a resilient business that produces steadily, even in times of economic uncertainty. BusinessWeek and our construction, energy and aviation information businesses have achieved leadership positions in each of their growing markets. And, by pruning the portfolio where necessary, we are directing our resources to build businesses with the greatest potential for growth.

IN 2000 WE ACHIEVED OUR EIGHTH CONSECUTIVE YEAR OF RECORD PERFORMANCE. Before the cumulative effect of accounting changes required by Staff Accounting Bulletin 101:

- REVENUE ROSE 7.2% TO AN ALL-TIME HIGH OF $4.3 BILLION

- NET INCOME ROSE 10.9% TO $471.9 MILLION

- EARNINGS PER SHARE INCREASED 12.6% TO $2.41 PER SHARE

- OPERATING MARGINS REACHED 17.8%

Since 1995, our total return to shareholders has averaged 24.5% annually, exceeding the performance of the S&P 500 (18.3%) and our proxy peer group companies (17.0%).

Our continued success allowed the Board of Directors in January 2001 to once again demonstrate its commitment to shareholders by approving our 28th consecutive annual dividend increase - to an annual rate of $.98 per share.That represents a compound annual growth rate of 10.7% since 1974.


MARKET LEADERSHIP DRIVES ONLINE SUCCESS

Over the past year, it has become clear that much of the Internet's long-term economic promise is with established market leaders - companies such as ours with solid franchises, strong brands, superior content, customer relationships, global reach and financial strength, which are adapting those leadership qualities to the emerging online universe.

IN EACH OF OUR BUSINESSES,WE ARE AGGRESSIVELY USING THEWEB and other new technologies as potent tools to expand our customer base, to provide better products at lower costs and to create significant revenue growth. We have invested vigorously, but responsibly, and as a result we have firmly established our online presence as soundly as we are established in more traditional media.

We have created a digital asset management strategy that is transforming our businesses, focused on five critical points:

- INCREASING THE VALUE OF OUR CONTENT.

We are using technology to create new ways of organizing and packaging information across our businesses, providing customers with improved, customized and continually updated products. The McGraw-Hill Learning Network (mhln.com), launched in January 2001, is the nation's first K-12 online learning program, offering interactive e-textbooks plus comprehensive support services that link students, teachers, parents and administrators together in the learning process - providing an unprecedented opportunity to enhance educational performance.

- EMBEDDING MCGRAW-HILL SOLUTIONS FOR OUR CUSTOMERS AND IN THEIR PRODUCTS.

We continue expanding our universe of customers who create products based upon our information - for instance, online brokers and major Web portals feature Standard & Poor's proprietary news, analysis and commentary. By deepening and strengthening these relationships, we become an indispensable element in our customers' business models and success.

- HARNESSING INTERNET-ENABLED DISTRIBUTION CHANNELS TO MAXIMIZE OUR REACH.

Technology is allowing us to reach new audiences not only faster and cheaper, but also with greater flexibility and far beyond the boundaries of print media. BusinessWeek Online - delivered over the Web to personal computers and by wireless technology to handheld personal digital assistants - receives 20 million monthly page views and can reach customers in virtually every corner of the world.

- DEVELOPING ONLINE MARKETPLACES.

Our business-to-business portals - BusinessWeek.com, Construction.com, Platts.com and AviationNow.com - have become the most-visited online destinations for millions of business, construction, energy and aviation professionals who rely on our enabling information to complete their jobs.

OUR NEAR-TERM OUTLOOK IS BRIGHT, AND WE ARE EQUALLY FOCUSED
            ON SUSTAINING GROWTH WELL INTO THE 21ST CENTURY.


[PHOTO OF HAROLD MCGRAW III]

HAROLD MCGRAW III
CHAIRMAN, PRESIDENT AND CEO


For example, online trading in the energy industry is expected to grow more than 800% over the next four years, and Platts.com is already playing a key role, using its proprietary market and pricing information to facilitate online transactions.

- CREATING NEW WAYS TO MONETIZE OUR COMMUNITIES.

We are continuing to attract new audiences for our online content, creating important new revenue streams. We have already introduced several successful models in McGraw-Hill Professional Publishing, such as offering subscriptions to popular and continually updated online medical textbooks and science reference products to replace the one-time sale of dated printed materials.

2001: STRONG MARKETS, STRONG PROSPECTS

In the year ahead we expect to continue profiting from leadership positions we have built in strong markets with excellent growth opportunities.

STANDARD & POOR'S IS WELL-POSITIONED FOR CONTINUED SUCCESS. We expect significant international growth in our ratings operations, spurred by the strong growth in euro-denominated securities and the continued growth of the structured finance market. Since 1994, revenue from Standard & Poor's international ratings operations has grown at an annual compound rate of 23.3%. Additionally, a more favorable U.S. interest rate environment should provide a boost to bond market activity.

EXTENDING THE STANDARD & POOR'S FRANCHISE by using our expertise in credit evaluation and risk analysis will continue to drive our product development efforts. Our corporate evaluation services, school evaluation services, bank loan ratings and derivative product company ratings will be important growth drivers.

We are also excited about our opportunities for Standard & Poor's Information Services in 2001. Worldwide demand for new investable index-related products, such as the S&P Global 1200, and iShares - a class of exchange-traded funds launched by Barclays Global Investors - will generate new business based on our existing strengths. So will fee-generating portfolios based on Standard & Poor's analytic and research expertise. And through technology, we are quickly closing in on our goal of serving all our financial information customers electronically and deriving 100% of our information revenue from e-commerce services.

MCGRAW-HILL EDUCATION WILL CARRY ITS STRONG MOMENTUM INTO 2001, where the outlook is favorable. In the United States, record funding, rising enrollments and an accelerated focus on standards, assessment and accountability - now prominent items on President Bush's national education agenda - all play to our strengths as the nation's largest provider of K-12 learning materials and the industry leader in testing and assessment. Our elementary-high school business continues to outperform its competitors in a market where spending for learning materials is expected to increase by roughly 10% in 2001.

In higher education and professional publishing, our e-books, online tutoring, customized course Web sites and subscription services - covering virtually every subject - are revolutionizing the way that teaching and learning take place. PageOut, which easily enables college professors to create personalized Web sites, complete with customized course materials and online testing, is less than two years old and is already being used by 50,000 professors in the United States and Canada. As Internet access grows, we will continue to combine our superior education products with the best technology to enhance learning at all ages, in any format and on any device.

INFORMATION AND MEDIA SERVICES WILL CONTINUE TO STRENGTHEN ITS CENTRAL ROLE in serving the information needs of global business professionals. BusinessWeek, which increased its advertising pages by 17% in 2000 and achieved its seventh consecutive year of record revenue, will broaden its print and online offerings to a growing global audience of advertisers and subscribers.

WE INTEND TO ACCELERATE OUR B-TO-B INTERNET INITIATIVES through our online hubs, and will continue adding new services and greater functionality to achieve larger audiences and deeper market penetration. And by expanding its Web capabilities, investing in technology and building local market share, our Broadcasting Group will continue to create new revenue streams.

ACQUISITIONS CONTINUED TO HELP US BUILD our size and scale. We acquired Tribune Education and Mayfield Publishing Company, aiding McGraw-Hill Education's efforts to capture new sales in new subject areas. Standard & Poor's acquired Canadian Bond Rating Services and Portfolio Management Data, which expanded its global reach and enhanced our bank-loan ratings ability. We also initiated alliances with many established and new technology companies to help us deliver the most robust Web capabilities in the markets we serve.


READY FOR TOMORROW...TODAY

The near term outlook for the Corporation is bright, and we are equally focused on sustaining growth well into the 21st century. Each of our businesses sit in the heart of three vital markets that will drive economic and personal growth worldwide for years to come.

We have achieved this position of strength through the efforts of many.

I want to thank our Board of Directors for its guidance, support and commitment to The McGraw-Hill Companies. I'd like to thank George B. Harvey, who will retire from the Board after 16 years of service, for his thoughtful and effective leadership.

I ESPECIALLY WANT TO THANK OUR EMPLOYEES - the 17,000 men and women of The McGraw-Hill Companies whose dedication drives our performance, and whose creativity keeps uncovering new ways to help our customers reach their potential. I am pleased that we have been able to translate their efforts into rewards that benefit our customers and shareholders. Thanks to them, like never before in our 113-year history, The McGraw-Hill Companies is ready for tomorrow.

Thank you for your continued support.



Sincerely,


                       /s/ Harold McGraw III

                       HAROLD MCGRAW III
                       CHAIRMAN, PRESIDENT AND CEO
                       FEBRUARY 21, 2001

                             This is the company >

                    [PHOTO LOOKING UP BETWEEN TWO BUILDINGS]

                      [PHOTO OF MAN HOLDING UP PALM PILOT]

                        >  that  creates  the
                                       information >




Every day countless people are buried in a blizzard of information. The McGraw-Hill Companies helps them plow a clear path to success. How? Just ask the millions of investors, government leaders, parents, students, teachers and business professionals who rely on us. People with important jobs to do. People who need accurate, timely and insightful information they can trust when making critical decisions. In short, people who need answers.

Through Standard & Poor's, we've become one of the world's largest and most trusted providers of financial ratings and analysis. McGraw-Hill Education is the world's leading resource for students and teachers eager to learn at all stages of life. Business, construction, aviation and energy professionals rely on BusinessWeek and our end-to-end business solutions to remain competitive in their fields and in the global economy.

Globalization. Privatization. The explosion of the Internet, e-commerce and wireless technology. Our world continues to change at record speed. That's nothing new for The McGraw-Hill Companies. For more than a century we have helped our customers understand, adapt to and profit from change. It's what we do. The opportunities have never been better for The McGraw-Hill Companies, our customers and our shareholders. We're charging forward, ahead of the crowd and ready for success.

                               >  that
                                    enables
                                        the  archi

Our customers want more than information. They want solutions. That's what we give them. Every day, architects and other construction professionals the world over rely on F.W. Dodge, Sweet's, Engineering News-Record and Architectural Record to help them build, manage and complete projects on time and on budget.

Across The McGraw-Hill Companies, we provide our customers with customized information solutions in any format they want, whether in print, online or wireless. We're harnessing the Internet to maximize our reach, develop new marketplaces and help our customers work better and smarter.

Financial professionals need breaking news, commentary, analysis and real-time market data - all at once. That's what Advisor Insight provides to more than 55,000 brokers, analysts and investors, with online content from Standard & Poor's and BusinessWeek. Buyers in the aviation and aerospace community seek instant access to news, parts, products and materials and AviationNow.com, the only total B-to-B portal in that industry, provides access to breaking industry news and 15,000 suppliers worldwide. Each day around the world, doctors need information to provide up-to-the-minute treatment options. They find it with a click-and-search through Harrison's Online, our continually updated digital version of the world's leading internal medical reference.

We continue to expand our online offerings of professional reference products. In 2000, we introduced AccessScience.com, built around the renowned McGraw-Hill Encyclopedia of Science and Technology, which enables 23 million scientists, engineers and other users to conduct research faster than ever. And to serve a growing global medical audience, in 2001 we'll launch AccessMedicine.com.

tect    >


                            [PHOTO OF A MAN WALKING]

>  to
         BUILD
                  the
                          SCHOOLS  >


                   [PHOTO OF A GIRL WITH A CHICK ON HER HEAD]

                         [COLLAGE OF COMPUTER MONITORS]


                        >  that  EDUCATE  the  people   >

At The McGraw-Hill Companies, we love schools. We rate the bonds that finance them, help builders build them, and provide the educational materials that help students learn and teachers teach.

We're the number one pre-K-12 publisher in the U.S., a growing market where enrollments and public funding are setting new records. Our acquisition in 2000 of Tribune Education - a leader in supplementary materials - strengthened our offerings in this robust market. Our educational products serve every teaching method across the education spectrum. Last year Macmillan/McGraw-Hill earned the top spot in reading sales - which accounts for 40% of the elementary school market - by capturing a major share in such key states as Texas, Arkansas and Oregon. While achieving another strong year in sales of its supplemental reading materials, SRA/McGraw-Hill won the largest reading adoption ever recorded, in Los Angeles. Glencoe/McGraw-Hill, the nation's leading secondary school publisher, performed superbly in secondary science, capturing 80% of the Florida market and 70% in North Carolina. In addition, Glencoe/McGraw-Hill successfully penetrated the lucrative literature market for the first time. A growing need for standardized testing spelled success for CTB/McGraw-Hill, the nation's leading testing company, which was awarded several new state contracts, and is positioned to profit from the move toward greater accountability in education.

Our learning tools - which are available in any medium - are redefining the classroom and transforming the education process. We've just launched McGraw-Hill Learning Network (mhln.com) to forge the critical link between teachers, students and parents in a seamless connection that delivers online instructional materials and teaching tools, and allows interactive communication between school and home. We are confident it will improve student performance and help define the future of education.

                                         [WORLD MAP WITH STANDARD & POOR'S LOGO]


Which country? Any country, developed or emerging. As nations turn toward free markets, they turn to Standard & Poor's. Our credit evaluations are essential to capital-raising efforts of governments and private enterprise virtually everywhere. Simply put, Standard & Poor's Credit Market Services is the biggest, most diverse, fastest growing credit rating service in the world.

In 2000 we continued to expand globally, a key initiative. We grew aggressively in Europe as more companies privatized and demand the for ratings and analyses of euro-denominated securities rose sharply. To capture the growth in Canada's capital markets, we acquired Canadian Bond Rating Services, merging it with our existing Toronto operations. We also continued to expand and diversify our revenue stream to lessen our dependence on bond issuance. We again satisfied strong demand for our bank loan ratings and corporate evaluation services. In addition, our Structured Finance unit continued to lead the way in facilitating the rapid growth of securitized debt with ratings on than $3.3 trillion of transactions globally. We also introduced School Evaluation Services, a new tool that combines our expertise in public finance and education to enable U.S. cities and states to judge the effectiveness of their educational spending. In 2001, we'll extend our reach and tap new markets with our Risk Solutions Group to help customers manage their credit risk in trade credit, banking and insurance.

In 2000, we migrated more Standard & Poor's products to the Web, such as our enhanced version of RatingsDirect, which provides fixed-income professionals with credit risk assessment for more then 225,000 different bond issues, evaluating over $11 trillion of debt in more than 80 nations.

>  WHO  LIVE  in  the
                  COUNTRY  >

               [PICTURE OF A MAN WORKING WITH A WORLD MAP OVERLAY]

               [PICTURE OF A WOMAN WORKING IN THE STOCK EXCHANGE]

                                                               >  that  RAISES
                                                                    the  CAPITAL




Accurate information and thorough analysis is the lifeblood of expanding capital markets. That's why investors look to Standard & Poor's to help them make critical decisions.

We continue to leverage our world-renowned financial indexes, such as the S&P 500, to provide investors worldwide with a global array of new investment options. In 2000, Standard & Poor's inaugurated the investable S&P Global 100 Index - representing the world's 100 largest companies - forged jointly with the New York Stock Exchange, Tokyo Stock Exchange and the Deutsche Bourse. Barclays Global Investors launched iShares, a new class of exchange-traded funds - based on S&P indexes - that allow investors to participate in a broad basket of stocks representing key industries and global markets. We partnered with the Australian Stock Exchange to operate the ASX index, and continued to build our portfolio management services, sold through investment houses, in which stock selection is based on Standard & Poor's widely respected STARS system of objective equity research.

The Web is creating new ways to expand our reach and customize our products. Our Standard & Poor's Funds Services, launched on the Web in June 2000, provides valuable insight on 55,000 mutual funds in 52 countries. Market Insight covers more than 20,000 global companies and aggregates our stock reports, industry surveys and Compustat financial data, among other features. Advisor Insight provides Web-based support tools for more than 60,000 financial planners. Retail and online brokers build Standard & Poor's quotes, charts, analysis and recommendations in their Web sites for their clients' convenience. And, Standard & Poor's ComStock provides more quotes to Web users than any other source.

                                                                               >

        >                          to DEVELOP

             [PICTURE OF A WOMAN STANDING IN FRONT OF TWO WINDMILLS]

                           [PICTURE OF TWO WINDMILLS]


                               THE  MARKETS  >

Platts is the world's largest and most authoritative provider of energy market information, and each day more than $10 billion of global trading activity and contracts are based on Platts' price assessments. Electronic trading is expected to grow by roughly 800% over the next four years. By providing information to all the new online energy exchanges, Platts is perfectly positioned to meet the needs of this growing industry. Launched in 2000, Platts.com, the energy industry's premier portal, promotes reliable standards, transparency and increased speed of trade execution throughout the energy markets.

AviationNow.com, also launched in 2000, leverages Aviation Week & Space Technology's long-standing leadership into the rapidly expanding aviation/aerospace market. Tapping a trillion-dollar industry with one million professionals worldwide, AviationNow.com offers news, publications, community forums, events, career information, and an exchange where companies and individuals can buy anything from spare parts to used aircraft.

In a bold step to drive innovation in the rapidly growing construction industry, we created Construction.com. It combines the project expertise of F.W. Dodge and product expertise of Sweet's with the editorial strengths of Engineering News-Record and Architectural Record. Through F.W. Dodge's database of more than 500,000 construction projects, we formed e.leads, which gives small contractors everywhere - a new audience for us - a way to uncover, track and bid on construction jobs quickly and easily. Through partnerships with leading e-commerce companies, Construction.com firmly established itself as the top online destination and e-marketplace serving the $1.7 trillion commercial construction industry.

                  [PICTURE OF MAN WORKING ON A CAR'S PAINT JOB]
                            that   GROW
                                     the   businesses  >

Ultimately, every business is our business. BusinessWeek - which explores every industry and enterprise - is the world's most widely read business magazine in print and online, with a global print circulation of almost 1.2 million and a readership surpassing five million. Why? Because of its cutting-edge story selection, in-depth reporting, experienced point of view and global analysis, provided through its regional and international editions. BusinessWeek continues to build its worldwide audience. The proof: in 2000, circulation rose almost 10% in Europe and more than 10% in Asia, while ad revenues hit record highs in the United States.

BusinessWeek Online - which won the prestigious National Magazine Award for General Excellence in New Media for 2000 - is far more than the print version. It offers up-to-the-minute news and daily briefings combined with a variety of services focusing on personal investment tracking, career advice, business schools and much more. BusinessWeek Online ended 2000 with more than one million registered users - up 60% from the beginning of the previous year. It is fast becoming a leading online business information resource for high-income business professionals.

Globalization and the Internet revolution are driving more and more readers to learn about the latest developments affecting them. That's why we expanded e.biz, our hugely successful supplement within BusinessWeek focused on e-business, to appear more frequently. In 2000, we published ninee.biz supplements in North America, seven in Europe and six in Asia; in 2001, we'll publish 12 times in North America and Europe, six times in Asia and two times in China. And we're expanding thee.biz concept to our construction, aviation and health care publications.

          [PICTURE OF PEOPLE RIDING A BUS READING MCGRAW-HILL PRODUCTS]


                                >                                    that employ
                                                                             THE


For today's workforce, learning is no longer an option, it's a necessity. At The McGraw-Hill Companies we're always blending content and technology to create innovative products that help people improve their knowledge and skills.

In higher education, we're the leading publisher in numerous disciplines, especially business and economics. We invented PageOut, PowerWeb and Primis Online to enrich instruction through the Internet. More than 50,000 college instructors worldwide have personal accounts on PageOut to create custom Web sites for their courses. PowerWeb lets professors update their courses with the latest content found on the Web, and Primis Online allows them to create customized e-books from our vast online database.

E-books represent a whole new market area where we are forging ahead aggressively, ensuring our leadership in technology-based education. In addition, we introduced ALEKS(R), - "Assessment and Learning in Knowledge Spaces" - a breakthrough, automated online tutor that adapts to individual student needs through the use of artificial intelligence.

Global sales of our professional publishing products - in fields such as science, engineering, computers, medicine and business - grew almost 20% in 2000. To further accelerate sales, we're changing our business model - from selling printed resource books updated every few years, to selling subscriptions for continuous online publishing, so our customers always have the most current information. To meet strong global demand for professional training, our Lifetime Learning business is designing 300 hours of new courseware to meet the needs of this burgeoning market.

                  PEOPLE

                       who  rely  on  the  products  >


       [PICTURE OF MORE PEOPLE RIDING A BUS READING MCGRAW-HILL PRODUCTS]

[COLLAGE OF MCGRAW-HILL PRODUCTS]


THE MCGRAW-HILL COMPANIES AT A GLANCE

    Since our founding more than a century ago,The McGraw-Hill Companies has enabled customers to anticipate, manage and profit from change. At the same time, our company is changing too. We are focused on three markets that are driving global growth: Financial Services, Education and Business Information. By offering a vastly expanded array of products and services, and by aggressively using technology to pioneer new ways of delivery, we have achieved the market leadership that produces consistent, sustainable earnings growth.

    To drive our progress, we are building the size and scale needed to succeed on a global basis. By digitizing all our content, we are profiting from innovations that harness the power of today's revolution in communications and technology.

    It's an exciting time to be in business, and it's an exciting time at The McGraw-Hill Companies. We never stop learning.We never stop leading.That's how and why we're the company that's ready for tomorrow.

> that  The  MCGRAW-HILL
                        COMPANIES



FINANCIAL SERVICES


KEY MARKETS

Global financial markets. Customers include debt issuers, investors, intermediaries, corporations, government agencies, financial institutions, portfolio managers, brokers, fund managers and commodities, securities and foreign exchange traders.

2000 HIGHLIGHTS

Standard & Poor's Credit Market Services achieved significant global growth in traditional ratings services, especially in Europe. Introduced several new non-traditional ratings services, including products to evaluate emerging market corporate governance and educational spending. Added new products to S&P's Index franchise, including investable global benchmarks and exchange-traded funds. Strong sales of information services accompanied the upgrade and migration of all products to the Web.Acquisitions, alliances and new offices expanded global reach.


GROWTH STRATEGY

Continue expansion in both traditional and non-traditional ratings areas; capitalize on momentum in Europe and selected emerging markets; introduce new capabilities such as Risk Solutions. Increase income from licensing index-related products and participating in actively managing assets based on Standard & Poor's research and systems. Focus on providing customized Web-based solutions that integrate content from across the company.


KEY BUSINESSES

STANDARD & POOR'S
Corporate & Government Ratings Services
E-Business Services
Fund Services
Portfolio Services
Institutional Market Services
Retail Market Services
Risk Solutions
Structured Finance Ratings Services

MCGRAW-HILL EDUCATION

KEY MARKETS

U.S. markets for elementary, secondary, testing, supplemental materials, college, vocational and postsecondary fields. International education markets, and global markets in engineering, science, medicine, health care, computer technology, business, government and training.

2000 HIGHLIGHTS

Increased market share in K-12 education business and added capabilities in supplementary materials. Outstanding performance in reading, social studies and science. Introduced new literature curriculum. Signed major contracts in educational testing. In Higher Education, introduced new online learning products while current offerings gained in acceptance; introduced new subscription-based online products based on popular references in key fields; announced acquisition of Mayfield Publishing Company, a leading college niche publisher, and acquired Tribune Education, a leading publisher of supplementary educational materials. Achieved strong growth in international publishing.

GROWTH STRATEGY

Pursue opportunities presented by heavy adoption schedule. Become preferred e-learning solution for teachers and school systems. Satisfy increased national demand for standardized testing. Forge alliances with technology leaders to expand reach. Further develop online programs in higher education and push cutting-edge technologies like e-books and ALEKS(R). Expand national presence of the McGraw-Hill Learning Network (mhln.com).

KEY BUSINESSES

SCHOOL EDUCATION GROUP              MCGRAW-HILL PROFESSIONAL
CTB/McGraw-Hill                     Business/General Reference
Glencoe/McGraw-Hill                 Scientific,Technical & Medical
Macmillan/McGraw-Hill               McGraw-Hill/Osborne
McGraw-Hill Children's Publishing     Media Group
SRA/McGraw-Hill
Wright Group/McGraw-Hill            MCGRAW-HILL LIFETIME
                                    LEARNING
HIGHER EDUCATION, PROFESSIONAL      Xebec McGraw-Hill
AND INTERNATIONAL GROUP             McGraw-Hill Education
McGraw-Hill Higher Education          Latin America
McGraw-Hill/Irwin                     Europe
McGraw-Hill Science, Engineering      Asia
 & Mathematics                        Australia/New Zealand
McGraw-Hill Humanities, Social      McGraw-Hill Ryerson (Canada)
 Sciences & World Languages         Tata/McGraw-Hill (India)
McGraw-Hill Dushkin
McGraw-Hill/Primis Custom
 Publishing
McGraw-Hill/Contemporary


PROVIDE.


INFORMATION AND MEDIA SERVICES

KEY MARKETS

Business and financial professionals, investors, advertisers and consumers worldwide. Professionals in aviation, construction, energy and health care. Television audiences in Denver, Indianapolis, San Diego and Bakersfield, California.

2000 HIGHLIGHTS

BusinessWeek achieved record ad sales and substantial international growth, accompanied by expansion of popular e.biz and Frontier supplement-within-a-magazine formats. BusinessWeek Online drew record traffic, now exceeding 20 million monthly page views. Launched aviation and energy portals, which attracted large user audiences, while construction portal continued growth. Established numerous e-commerce partnerships and alliances. Sold Tower Group International.

GROWTH STRATEGY

Continue expanding global franchise for BusinessWeek and BusinessWeek
Online, with focus on building readership, ad sales and new revenue. Increase depth and breadth of business-to-business portals to advance their preeminent industry positions. Develop e-commerce opportunities by creating online marketplaces, offering value-added products and customized services, licensing content and providing benchmarks. Promote multimedia connection between print media and Web sites. Enhance local TV audience share.

KEY BUSINESSES                      The Physician and Sportsmedicine
AVIATION WEEK                       Postgraduate Medicine
Conferences & Exhibitions           Healthcare Informatics
Custom Media                        e.MD
Education                           Your Patient & Fitness
Interactive
Magazines                           MCGRAW-HILL CONSTRUCTION
Newsletters                         INFORMATION GROUP
References & Directories            F.W. Dodge
Television & Video                  Sweet's
                                    Architectural Record
BROADCASTING GROUP                  Engineering News-Record
(All ABC Affiliates)                Design-Build
KMGH-TV (Denver)
KGTV (San Diego)                    PLATTS
KERO-TV (Bakersfield)               Oil
WRTV (Indianapolis)                 Natural Gas
                                    Electric Power
BUSINESSWEEK GROUP                  Nuclear
BusinessWeek Magazine               Petrochemicals
BusinessWeek Online                 Metals
(BusinessWeek.com)                  Coal
BusinessWeek Executive Programs     Energy Information Technology
                                    Power Engineering
HEALTHCARE INFORMATION GROUP        Energy Policy
Hospital Practice                   Utility Data Institute

[PICTURE OF CHILD AT SYMPHONY]

This is a Company that's
       involved in the COMMUNITY.

At every level - from supporting our employees' volunteer efforts, to partnering with local civic and cultural institutions, to participating in the debate on key public policy issues facing our businesses - we are guided by a deep commitment to community involvement.

We focus on what we do best: helping people reach their potential. Our efforts are geographically diverse: in Monterey, we support projects that provide grants to assist schools with art education for students and with training for teachers; in Ohio, we join the Columbus Symphony Orchestra in furthering music education; and in New York, our employees mentor at-risk children. We foster financial literacy among the nation's youth and provide economics training for teachers around the U.S. through a variety of partnerships.

For more than a decade, the Harold W. McGraw, Jr. Prize in Education has been recognized as one of the country's most prestigious awards for individuals who demonstrate exemplary leadership in education. In 2000, we honored Sanford I. Weill, Chairman and CEO of Citigroup, Inc., Maryland State Superintendent of Schools Nancy S. Grasmick, and Houston Independent School District Superintendent Rod Paige. We were especially proud when Superintendent Paige was subsequently appointed by President Bush to be our nation's new Secretary of Education.

In the public affairs arena, we are working to unlock the potential of the Internet while protecting intellectual property rights and safeguarding privacy. We are also working to promote improvements in education, and to help foster a national consensus on the benefits of trade liberalization.


[PICTURE OF GROUP NAMED TO LEFT]   Chairman, President and CEO Harold McGraw III
                                        (second from left) and Chairman Emeritus
                                    Harold W. McGraw, Jr. (seated) are joined by
                                         the 2000 Harold W. McGraw, Jr. Prize in
                                        Education winners (from left) Rod Paige,
                                              Secretary of Education (and former
                                             Superintendent, Houston Independent
                                              School District); Sanford I.Weill,
                                              Chairman and CEO, Citigroup, Inc.,
                                                 and Nancy S. Grasmick, Maryland
                                                State Superintendent of Schools.

OPERATING PROFIT
BY SEGMENT
(dollars in millions)

[BAR GRAPH]

         Information and     Financial     McGraw-Hill
YEAR     Media Services      Services       Education      Total
 98            127              356            202          685
 99            179              370            274          823
 00            208              396            308          912

Includes the following items:
2000 - Gain on the sale of
       Tower Group International
1999 - Gain on the sale of the
       Petrochemical publications
1998 - Gain on the sale of a building
     - Write-down of Continuing
       Education Center's assets


CAPITAL EXPENDITURES
BY SEGMENT
(dollars in millions)

[BAR GRAPH]

         Information and     Financial     McGraw-Hill
YEAR     Media Services      Services       Education      Total
 98            66               50             258          374
 99            45               58             298          401
 00            29               32             287          348

Includes investments in prepublication
costs and purchases of fixed assets


EBITDA BY SEGMENT
(dollars in millions)

[BAR GRAPH]

         Information and     Financial     McGraw-Hill
YEAR     Media Services      Services       Education      Total
 98            162              391            429           982
 99            212              411            506         1,129
 00            236              446            588         1,270

Earnings before interest, taxes,
depreciation and amortization,
excluding corporate expenses


OPERATING REVENUE BY SEGMENT
(dollars in millions)

[BAR GRAPH]

         Information and     Financial     McGraw-Hill
YEAR     Media Services      Services       Education      Total
 98           1,017            1,088          1,620        3,725
 99           1,032            1,225          1,735        3,992
 00           1,008            1,280          1,993        4,281



FINANCIAL REVIEW


      FINANCIAL CONTENTS

26    Management's Discussion and Analysis
39    Consolidated Statement of Income
40    Consolidated Balance Sheet
42    Consolidated Statement of Cash Flows
43    Consolidated Statement of Shareholders' Equity
44    Notes to Consolidated Financial Statements
52    Report of Management/Report of Independent Auditors
53    Supplemental Financial Information
54    Eleven-Year Financial Review
56    Shareholder Information

MANAGEMENT'S DISCUSSION AND ANALYSIS
OPERATING RESULTS


CONSOLIDATED REVIEW

(in millions)                                   2000         1999          1998
--------------------------------------------------------------------------------
Operating Revenue                           $4,281.0     $3,991.7      $3,725.0
% Increase                                       7.2          7.2           5.5
--------------------------------------------------------------------------------
Operating Profit                            $  911.5     $  823.0      $  684.9
% Increase (Decrease)                           10.8         20.2          14.9
--------------------------------------------------------------------------------
% Operating Margin                                21           21            18
--------------------------------------------------------------------------------
Income Before Taxes                         $  767.3     $  697.7      $  556.2
--------------------------------------------------------------------------------
Cumulative change in
  accounting, net of tax                    $  (68.1)          --            --
--------------------------------------------------------------------------------
Net Income                                  $  403.8     $  425.6      $  330.6
--------------------------------------------------------------------------------

Operating profit is income before taxes on income, interest expense and corporate expense. Includes unusual items as described below.


2000 COMPARED WITH 1999

The Segment Review that follows is incorporated herein by reference.

REVENUE AND EARNINGS

The company adopted Staff Accounting Bulletin No. 101 (SAB 101), Revenue Recognition in Financial Statements, effective January 1, 2000. Under SAB 101, the company is modifying its revenue recognition policies for various service contracts. Under SAB 101, the company will recognize revenue relating to agreements where it provides more than one service based upon the fair value to the customer of each service, rather than recognizing revenue based on the level of service effort to fulfill such contracts. If the fair value to the customer for each service is not objectively determinable, revenue will be recognized ratably over the service period. The cumulative impact of the accounting change as of January 1, 2000 is $68.1 million, net of tax of $46.7 million. The change has no impact on cash flow.

    The company also restated its financial statements for all years presented. Previously, subscription income was generally recognized as received at publications where advertising is the principal source of revenue. As part of the restatement, such income is being deferred and recognized over the related subscription periods.

    Operating revenue, including the impact of SAB 101 and the restatement for subscription income, for 2000 increased $289.3 million, or 7.2%, over 1999 due to the strong performances of the School Education Group, the Financial Services segment, and BusinessWeek. The SAB 101 adjustment and the restatement reduced revenue by $26.6 million, or 0.6%, in 2000. On a pro forma basis, making 1999 comparable for SAB 101 adjustments, revenue would have grown 8.1% versus 1999's comparable revenue of $3,959.2 million. In the third quarter of 2000, the McGraw-Hill Education segment purchased from the Tribune Company all of the outstanding capital shares of the Tribune Education Company and Landoll, Inc. ("Tribune Education"). The Tribune Education acquisition accounted for 2.2% of the growth in revenue.

    Operating profit of $911.5 million increased 10.8% over 1999 including the adjustments for SAB 101 and the restatement for subscription income. The impact of SAB 101 and the restatement was to (decrease) increase operating profit $(15.0) million and $(0.3) million respectively; $(20.4) million and $(2.7) million for the quarter ended March 31, 2000, $(5.9) million and $4.2 million for the quarter ended June 30, 2000, $(4.1) million and $0.6 million for the quarter ended September 30, 2000, and $15.4 million and $(2.4) million for the quarter ended December 31, 2000, respectively. On a pro forma basis the growth in operating profit would be 13.5% on comparable 1999 operating profit of $802.9 million. The Tribune Education acquisition depressed operating profit growth by 2.0%.

    In the first quarter of 2000, a $16.6 million pre-tax gain was recorded on the sale of Tower Group International ($10.2 million after-tax, or 5 cents per diluted common share) and is reflected in the Information and Media Services segment. In the third quarter of 2000, the McGraw-Hill Education segment purchased from the Tribune Company all of the outstanding capital shares of Tribune Education. The purchase price was $671.8 million in cash. The Tribune Education acquisition resulted in 3 cents dilution in the third quarter and 6 cents dilution in the fourth quarter of 2000. In the fourth quarter of 1999, a $39.7 million pre-tax gain was recorded on the sale of McGraw-Hill's Petrochemical publications ($24.2 million after-tax, or 12 cents per diluted common share) and is reflected in the Information and Media Services segment for 1999.

    Net income was $403.8 million and includes a $68.1 million cumulative adjustment for the effect of the change in accounting required by SAB 101 and a $9.2 million current year reduction for the change in accounting. Additionally, net income includes a $0.2 million reduction due to the restatement of subscription revenue. Net income in 2000 therefore declined 5.1%. On a pro forma basis, net income grew 17.8%.

    Earnings per share for 2000 included a 35 cent impact due to the cumulative adjustment for the effect of the change in accounting required by SAB 101 and a 4 cent impact for the current year adjustment due to SAB 101. The impact of the restatement of subscription revenue was not meaningful to earnings per share. Earnings per share decreased 3.7% including the impact of SAB 101 both from the cumulative effect of the accounting change and the effect of the change on current year earnings. On a pro forma basis, earnings per share increased 15.9%.

EXPENSES

Operating expenses for 2000 increased 1.4%. Acquisitions and divestitures caused operating expenses to increase an additional 2.7%. The increase in operating expenses reflects investments in new products and technology and modest inflation increases in key categories, such as compensation, somewhat offset by best practice efforts and an increase in pension income from the company's retirement plans. In 2000, combined paper, printing and distribution prices increased approximately 2.7%. This increase was primarily due to late 1999 paper price increases. In late 2000, price reductions were negotiated as a result of a weakening paper marketplace due to increased imports. Negotiated savings for Tribune Education minimally impacted 2000 costs. Combined paper, printing and distribution expenses represent 28% of operating expenses.

    Selling and general expenses increased 9.5%, reflecting increased volume. Acquisitions and divestitures caused selling and general expense to increase an additional 3.1%. A significant portion of both operating and selling and general expense is compensation, which increased approximately 4.2% to $1.13 billion. Due to the robust economy over the past several years in the primary markets in which the company operates, the job market remains tight. To continue to attract and retain talent, the company has increased the use of performance-based pay and stock-based compensation to enhance its flexibility to adjust to market conditions.

    Depreciation and amortization expense, including amortization of goodwill, intangible assets and prepublication costs, increased $54.0 million, or 17.5%, primarily due to the acquisition of Tribune Education. Starting in 2002, various real estate leases in New York, primarily the company's headquarters, have been renewed at higher rental rates. Starting in 2003, the consolidation of London facilities to Canary Wharf will result in increased rates.

    In 2001, combined printing, paper and distribution prices are expected to increase approximately 1.4%. While the U.S. Postal increase, combined with air freight and trucking increases, will result in a 9% increase in distribution expense, negotiated savings from the Tribune Education acquisition contributed to the modest increase overall.Merit increases will approximate 4%.


INTEREST EXPENSE

Net interest expense in 2000 was $52.8 million versus $42.0 million in 1999, a $10.8 million, or 25.8%, increase primarily due to increased average borrowings for the Tribune Education acquisition and an increase in borrowing rates. The average commercial paper rate was 6.4% in 2000 and 5.2% in 1999.

    In 2001, interest expense will increase due to higher average debt levels partially offset by expected lower interest rates.


PROVISION FOR INCOME TAXES

The provision for income taxes as a percent of income before taxes was 38.5% in 2000 and 39.0% in 1999. In 2001, the effective tax rate is expected to approximate the current year's rate.


1999 COMPARED WITH 1998

The Segment Review that follows is incorporated herein by reference.

REVENUE AND EARNINGS

Operating revenue for 1999 increased $266.7 million, 7.2% over 1998 due to the strong performances of the Financial Services segment and the McGraw-Hill Education segment and the outstanding performance by BusinessWeek within the Information and Media Services segment. Operating revenue includes an impact of $3.9 million, 0.1%, due to the restatement of subscription income.

    Operating profit of $823.0 million increased 20.2% over 1998. Included in each of the respective periods are the following one-time items: in the fourth quarter of 1999, a $39.7 million pre-tax gain was recorded on the sale of McGraw-Hill's Petrochemical publications ($24.2 million after-tax, or 12 cents per diluted common share) and is reflected in the Information and Media Services segment; in the third quarter of 1998, the company recorded a $26.7 million pre-tax gain ($16.3 million after-tax, or 8 cents per diluted common share) on the sale of an office building, reflected in the Financial Services segment; an $8.7 million extraordinary loss after taxes of $5.6 million on the early extinguishment of debt; (4 cents per diluted common share); and a pre-tax charge of $16.0 million ($9.8 million after-tax, or 5 cents per diluted common share) for the write-down of assets at the Continuing Education Center, reflected in the McGraw-Hill Education segment. In the second quarter of 1998, the company sold the remainder of its Information Technology and Communications Group; the proceeds of $28.6 million approximated book value. Also included in operating profit in 1999 is a $0.3 million decrease in operating profit due to the restatement of subscription revenue. Net income in 1999 was $425.6 million, 28.7% higher than full-year 1998.

    Earnings per share for 1999 increased 28.9% over 1998 to $2.14. Earnings per share before the extraordinary item in 1998 grew 25.9%. The restatement had no impact on earnings per share for 1999 and caused a reduction in earnings per share by 1 cent in 1998.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OPERATING RESULTS (CONTINUED)


EXPENSES

Operating expenses for the year increased 4.6%. Divestitures caused operating expenses to decrease by an additional 1.7%. The increase in expense reflects investments in new products, technology and facilities. Modest inflation occurred in most of the expense categories; however, continued best practice efforts mitigated the impact of these increases. Combined paper, printing and distribution prices decreased 1.2%, due primarily to favorable marketplace conditions. Combined paper, printing and distribution expenses represent 23% of operating expenses.

    Selling and general expenses increased 4.3%, reflecting increased volume. Divestitures caused selling and general expenses to decrease by 1.9%. A significant portion of both operating and selling and general expenses is compensation, which increased 7.3% to $1.1 billion.

    Depreciation and amortization expense, including the amortization of goodwill, intangible assets and prepublication costs, increased $9.1 million, or 3.0%, due primarily to the amortization of prepublication costs, associated with 1999 el-hi adoptions.


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


PROVISION FOR INCOME TAXES

The provision for income taxes as a percent of income before taxes was 39% in 1999 and 1998.


SEGMENT REVIEW

MCGRAW-HILL EDUCATION

(in millions)                                 2000         1999          1998
--------------------------------------------------------------------------------
Operating Revenue                         $1,993.2     $1,734.9      $1,620.3
% Increase                                    14.9          7.1           3.0
--------------------------------------------------------------------------------
Operating Profit                          $  307.7     $  273.7      $  202.1(a)
% Increase                                    12.4         35.4           7.6
--------------------------------------------------------------------------------
% Operating Margin                              15           16            12
--------------------------------------------------------------------------------

(a) Includes a $16.0 million pre-tax provision at the Continuing Education Center for the write-down of assets due to a continuing decline in enrollments.


The McGraw-Hill Education segment was renamed in 2000 to underscore its strong connection to education at all levels, from pre-school to lifelong learning, and to capitalize upon the widely recognized McGraw-Hill name. Two operating groups are included under McGraw-Hill Education: the School Education Group and the Higher Education, Professional and International Group. Included in 2000's performance are results from Tribune Education, which was acquired in September 2000 and which will be fully integrated in 2001 throughout the various business units of the segment, but predominantly within the School Education Group. The implementation of SAB 101 had a minimal impact on the segment and its quarterly reporting. On January 3, 2001, the Company purchased Mayfield Publishing, which will be integrated into the Higher Education, Professional and International Group.

    McGraw-Hill Education enjoyed another year of solid growth with revenue increasing 14.9%. Revenue included $86.4 million from Tribune Education which was acquired on September 5, 2000. Operating profit increased by 12.4%. Tribune Education negatively impacted 2000 operating profit by 5.4%.

    In 1999, the McGraw-Hill Education segment grew revenue 7.1%, with both operating groups contributing to the increase. Included in the 1999 performance are results from Appleton & Lange, which was acquired in June 1999 and became part of the Higher Education, Professional and International Group. The Continuing Education Center (CEC) was part of the then Higher Education, Professional Book, and International Publishing Group, but in 1999, McGraw-Hill began a teach out of the CEC programs and discontinued its operations. Operating profit in 1999 increased by 35.4% including the effect of the CEC write-down. The write-down, which took place in 1998, favorably impacted 1999's operating profit growth by 9.9%.


SCHOOL EDUCATION GROUP

The School Education Group comprises five divisions: SRA/McGraw-Hill, publisher of supplementary and specialized research-based educational programs for the elementary market; Macmillan/McGraw-Hill, publisher of instructional programs for the K-6 market; Glencoe/McGraw-Hill, secondary school and post-secondary publisher; CTB/McGraw-Hill, publisher of customized and standardized testing materials and provider of scoring services for a variety of tests; and McGraw-Hill Children's Publishing, publisher of educational products for home use. In 2001, a sixth division will be added to the group, Wright Group/McGraw-Hill, publisher of innovative supplementary products for the early childhood, elementary and remedial markets.

    Despite an economy that showed signs of weakening in 2000, several other trends affecting the K-12 market remained positive throughout the year, including enrollment increases, a strong adoption cycle, record funding in California with solid funding elsewhere, continuing emphasis on curriculum reform, and a focus on testing and accountability. The School Education Group responded well to these trends enabling it to post a 21.9% increase in revenue over 1999 growing to $1.11 billion. Tribune Education represented 7.6% of the revenue growth. All business units within the group contributed to the increase. The group's sales account for nearly 55.8% of the total segment's 2000 revenue.

    The growth in the School Education Group is primarily attributed to SRA/McGraw-Hill, Macmillan/McGraw-Hill and CTB/McGraw-Hill. The growth was more dramatic at SRA/McGraw-Hill, where sales increased substantially over 1999. Open Court Reading, Collections for Young Scholars, Open Court Math, Art Connections, Supplemental Reading, and Direct Instruction programs all sold well in California, benefiting from the state's special funding via AB 2519. SRA/McGraw-Hill's Open Court Reading program also succeeded in Texas and in open territories in the Midwest. Reading played an important part in Macmillan/McGraw-Hill's increase over prior year as well. Reading was very strong in Texas, where SRA/McGraw-Hill together with Macmillan/McGraw-Hill captured 37% of the K-3 reading adoption. Other programs contributing to Macmillan/McGraw-Hill's performance include Social Studies in California and in open territories, McGraw-Hill Science in Texas, Florida, and open territories, and Language Arts in Alabama.

    Glencoe/McGraw-Hill, the acknowledged market leader in middle schools and high schools, experienced a modest increase over prior year. Math adoptions in 1999 were robust and did not recur at that level in 2000. This loss of business, however, was largely mitigated by the success of Glencoe Literature, The Reader's Choice, Glencoe/McGraw-Hill's initial effort to enter the last major market where it had not participated previously. With this launch in 2000, Glencoe/McGraw-Hill is now competitive in virtually every subject area. CTB/ McGraw-Hill maintained a leadership position in the educational testing industry in 2000 with sales increasing double digits. Well designed products, especially TerraNova, a standardized achievement test, and its success in securing statewide testing contracts, have enabled CTB/McGraw-Hill to achieve this growth. CTB/McGraw-Hill has contracts in 21 states, many of which are multiple year contracts. Currently 17 states use TerraNova as a component of their statewide testing programs. Children's Publishing, formerly named Consumer Products, also grew nicely in 2000 comparing favorably to the overall children's retail book market growth rate of 12%. Product sales to trade and educational dealer markets, which increased substantially, and the introduction of new supplemental products contributed to this performance.

    With a record 53 million students entering public and private schools over the next year and with demographic trends expected to remain positive over the next 10 years, the School Education Group anticipates continued growth in 2001. Possible softness in the economy and a developing fuel shortage, however, may slightly dampen the general outlook for 2001. Nonetheless, the adoption cycle remains strong with major adoptions occurring again, including Science and Math in California, and Language Arts and Literature in Texas and Florida. At SRA/McGraw-Hill, sales from business as usual will decline despite upcoming adoptions in a variety of states since the extraordinary opportunities that occurred in California in 2000 will not recur in 2001. SRA/McGraw-Hill has obtained, as part of the Tribune Education acquisition, product which will give it entree into the World Languages market and will significantly bolster its existing math offering. Glencoe/McGraw-Hill will also benefit from the Tribune Education purchase by integrating products from the acquisition that will give it for the first time access to the remedial reading market as well as broaden its math and social studies offerings. In addition, Glencoe/McGraw-Hill will be bidding on major adoptions in Texas, California, Florida, Georgia, and North Carolina. Macmillan/McGraw-Hill will assume responsibility for the elementary component of the well-established Meeks-Heit Health program, part of the Tribune Education acquisition, and will also participate in adoptions in the same states as Glencoe/ McGraw-Hill, bidding at the elementary level.

    Children's Publishing will experience the biggest impact from the Tribune Education acquisition, which will propel it from a small, organically grown unit to one of the top 10 children's publishers. The greatly expanded division will publish in higher-end, more profitable categories of children's publishing: education, supplementary materials, religious, picture book, and nonfiction. The division will continue to sell through bookstores, mass merchants, educational dealers, and direct-to-consumers. A new division, acquired from Tribune Education, will be part of the School Education Group in 2001. Headquartered in the state of Washington, with several smaller international offices, the Wright Group specializes in supplementary and remedial products directed at the elementary market. Its math and reading products use an innovative approach that provides a counter balance to the back-to-basics methodology used in SRA/McGraw-Hill's supplementary products.

    CTB/McGraw-Hill, the only business unit within the School Education Group that will not be directly affected by the Tribune Education acquisition, still anticipates significant growth in 2001. Statewide testing contracts, scoring operations, and the second edition of

MANAGEMENT'S DISCUSSION AND ANALYSIS
SEGMENT REVIEW (CONTINUED)

TerraNova, published in the fall of 2000, will all be important contributors to this increase. In addition, in response to an increasingly competitive industry, CTB/McGraw-Hill will continue to pursue technological advances in test delivery and scoring that will improve performance and profitability.

    In 1999, market conditions were strong, a favorable political environment existed, and overall adoption opportunities were comparable to 2000 and 1998. Benefiting from these trends, the School Education Group revenue grew 9.8% to $913 million, nearly 53% of segment revenue in 1999. Strength in reading at the elementary level, the expansion of statewide testing contracts, and the popularity of educational books in the retail market contributed substantially to the growth. SRA/McGraw-Hill grew largely on the success of its skill-based, phonics-intensive reading programs. The mathematics and social studies programs at Glencoe/McGraw-Hill played a significant role in the School Education Group's performance. CTB/McGraw-Hill generated a healthy increase in sales and profit in 1999, due to the continued success of its standardized achievement test series, TerraNova, and its significant presence in the statewide testing market.


HIGHER EDUCATION, PROFESSIONAL AND INTERNATIONAL GROUP

The Higher Education, Professional and International Group comprises four operating units that serve the higher education, professional, international, and lifetime learning and training markets. In 2001 a fifth operation, dedicated to English as a Second Language and Adult Basic Education will be added, created largely from product lines derived from the Tribune Education acquisition. Revenue in 2000 for the group rose 7.1% to $880.4 million, which represents 44.2% of the segment's total sales. The increase was fueled by growth in the higher education and selected international divisions. Tribune Education represented 2.1% of the revenue growth.

    With a strong growth rate, the Higher Education division had the highest year-over-year increase for the group. The Humanities, Social Science and World Languages imprint, with a strong performance from its frontlist, made a significant contribution. Key frontlist titles include Lucas: Art of Public Speaking, 7e; Van Patten: Sabias Que, 3e; and Kamien: Music, An Appreciation, 7e. Other notable titles within the Business and Economics and Science, Engineering, and Mathematics imprints also added to the operation's growth. Among them are Garrison: Managerial Accounting, 9e; O'Leary: Microsoft Office 2000 Applications, 1e; Mader: Biology, 7e; and Silberberg: Chemistry, Molecular Nature of Matter Exchange, 2e. Operating profit increased substantially, reflecting both the sales increase and operating efficiencies, and profit margins as a percentage of sales improved for the seventh consecutive year.

    McGraw-Hill Professional's results, which include a full year of sales from Appleton & Lange, acquired at the end of June 1999, were nearly flat with the prior year. All three major imprints experienced difficulty in achieving growth. The Business/General Reference group was seriously affected by the year-to-year fall-off in its successful Electronic Day Trader series, which was not offset by publication of the best-selling title by Joan Lunden, Wake-up Calls. The Scientific, Technical and Medical group weathered the bankruptcy of a major medical jobber and light orders from the remaining jobbers. The Osborne Media Group, which publishes titles on computing, was impacted by a lack of major new software releases, which is a key driver of its business. In addition, competition intensified, not only for retail shelf space but also from an inundation of business books devoted to e-commerce.

    In contrast, McGraw-Hill International enjoyed solid growth over prior year with exceptional improvements seen in the Latin America and Asia/Pacific regions. For Latin America increased translations of Higher Education product and the expansion of elementary school product sales in Puerto Rico and Mexico were important factors in its success. Asia profited from healthy sales of English language product from both Higher Education and Professional. Disappointing results were noted, however, in other regions, including Canada, where there is considerable uncertainty in the retail trade market, Ibero, which was affected by high returns, and Europe, which also experienced softness in its retail markets. In addition, the U.S. dollar strengthened in 2000 compared to the euro, Australian dollar, and the UK pound. The weakening local currency led to lower margins on imported product and adverse translation differences on both foreign currency revenue and earnings.

    The Higher Education, Professional and International Group anticipates both revenue increase and profit margin improvements in 2001 overall and for each individual unit. Higher Education's growth will be substantial in 2001 due to several factors. Enrollments, the major driver of industry sales, are expected to grow by approximately 2% over the next few years. Technology will also enhance sales as it is increasingly used for course management and content delivery. Higher Education's initial success using PageOut, a proprietary software, to assist professors in developing course Web sites, and the Online Learning Center, which is a course-based Web product supporting major titles, underscores the importance of technology in the competitive college industry. Higher Education's 2001 operations will also reflect two additional acquisitions, one being a relatively small part of Tribune Education, and the second being Mayfield Publishing Company, which was acquired on January 3, 2001. Mayfield's publishing program fits exceptionally well with Higher Education's Humanities and Social Science imprint and will be integrated into it during the upcoming year. The Mayfield acquisition should add 92 new and revised titles to Higher Education's product list in 2001.

    Professional plans to maximize growth in core businesses and markets in 2001, extend the core book business into new market segments, and aggressively pursue digital product development and digital distribution. E-book initiatives will also be executed but carefully monitored as this market is still somewhat unpredictable. Professional will also be integrating a piece of the Tribune Education acquisition, the NTC/Contemporary trade product line, which will become a part of the Business/General Reference Group. International will also plan on increased sales in 2001 derived from Tribune Education, but the greatest growth for this division comes from continued success in Latin America and Asia/Pacific and from increased publications in Europe.

    Lifetime Learning will continue to make strategic investments in Web-based corporate training and educational content. This content is currently focused at the corporate market for basic business skills and supervisory training, but technological advances will enable these products to be offered eventually in all educational markets. As noted earlier, the Higher Education, Professional and International Group will be adding a fifth business unit in 2001, McGraw-Hill/Contemporary, which will service the English as a Second Language, Adult Basic Education, and General Equivalency Diploma markets. The division was formed by combining the English as a Second Language product line previously included in Higher Education with the Adult Basic Education, and General Equivalency Diploma product lines acquired from Tribune Education. Since this is a highly specialized niche market, a separate operation was established to provide better focus and ensure future success for this new operation.

    Revenue for the Higher Education, Professional and International Group in 1999 grew 4.3% to $821.9 million, which represented 47% of total segment sales. Higher Education produced a 9.4% gain in revenue in 1999 on an outstanding year with all imprints exceeding expectations. Results for 1999 were led by the McGraw-Hill Science, Engineering and Mathematics imprint due to strong performance of its frontlist and backlist titles. Operating profit increased substantially and margins improved. Revenue for Professional in 1999 was affected by the phaseout of the book club operations during the first quarter of 1999 and by the acquisition of Appleton & Lange at the end of June 1999. The Group achieved strong growth in the retail bookstore marketplace, especially via national chains and also through the rapidly expanding online retailer channel. All product groups experienced revenue increases, led by robust sales in the computer product line, where titles addressing high-level subject areas and the computer certification market performed well. In 1999, International performed well in many of its key markets resulting in revenue and profit increases over the prior year. Two regions that generated significant increases included Canada, where School, Trade, and Medical product sales were strong, and Asia where the economy has been recovering. The Latin America region also improved, with strong sales of Higher Education product occurring in Mexico, while Europe showed moderate increases in revenue. Partially offsetting these favorable results were several factors including the weakness of the euro and the ongoing economic difficulties in South America.


FINANCIAL SERVICES

(in millions)                                 2000         1999          1998
--------------------------------------------------------------------------------
Operating Revenue                         $1,280.3     $1,224.6      $1,087.8
% Increase                                     4.6         12.6          18.1
--------------------------------------------------------------------------------
Operating Profit                          $  395.5     $  369.7      $  355.9(a)
% Increase                                     7.0          3.9          39.0
--------------------------------------------------------------------------------
% Operating Margin                              31           30            33
--------------------------------------------------------------------------------

(a) Includes a $26.7 million pre-tax gain on the sale of an office building in New York City.

The Financial Services segment plays a central role in the global investment and capital markets through its ratings, indexes, and related financial and investment analysis and information. Financial Services operates under the Standard & Poor's brand through two operating divisions: Credit Market Services and Information Services. Credit Market Services provides credit ratings and analyses globally on corporations, financial institutions, securitized and project financings, and local, state and sovereign governments. It accounts for a proportionately larger share of the segment's revenue and operating profits. Information Services provides a wide range of investment information, analyses, and opinions to institutional and individual investors globally.

    In 2000, the Financial Services segment revenue increased 4.6%. In consideration of the views expressed under SAB 101 and related interpretations, the company modified its revenue recognition policies. The effect of this accounting change on the Financial Services segment revenue was to decrease 2000 revenue by $14.1 million, 1.1%. On a pro forma basis, segment revenue grew by 6.3%. Operating profit in 2000 increased 7.0%. The effect of the accounting changes as required

MANAGEMENT'S DISCUSSION AND ANALYSIS
SEGMENT REVIEW (CONTINUED)


by SAB 101 was to reduce operating profit by $14.1 million, 3.8%. On a pro forma basis operating profit grew by 13.0%. The operating margin improved to 31% from 30% in 1999, reflecting stronger revenue growth in the higher margin Credit Market Services business.

    In 1999, Financial Services segment revenue increased 12.6%. Operating profit increased 3.9%, however the gain on the sale of a building in 1998 negatively impacted the growth by 8.4%. Operating margins for 1999 and 1998 were 30% and 33%, respectively. The gain on the sale of the building improved 1998's margin by approximately 3%.


CREDIT MARKET SERVICES

In 2000, Standard & Poor's Ratings Services was renamed Credit Market Services reflecting the organization's repositioning and growth in non-traditional products and services. In 2000, revenue rose despite weakness in the public bond market due to non-traditional revenue growth in the U.S., and strong double-digit growth internationally. U.S. corporate bond issuance and securitized financings were essentially flat while municipal bond issuance was off 11%, resulting in a decline in U.S. revenue tied to bond market volumes.

    Growth from Corporate debt ratings increased significantly in the international markets, most notably Europe. In addition, revenue from issuer credit ratings, bank loan ratings and rating evaluation services increased substantially. Revenue at the Structured Finance unit grew primarily due to a strong U.S. asset backed market and continued strong demand in Europe. Financial Services (Financial Institutions and Insurance) posted solid revenue increases, led by growth in international markets. Public Finance revenue declined slightly as the impact from lower U.S. municipal bond issuance offset double-digit revenue increases in international markets and non-traditional products such as School Evaluation Services.

    International revenue grew at double-digit rates in Europe, Asia and Latin America. Revenue from outside the U.S. represented 32.2% of total revenue in 2000 versus 29.0% in 1999. The global network continued to expand with the acquisition of Canadian Bond Rating Service, a leading domestic rating agency in Canada, and the opening of a representative office in Seoul in 2000. Operating profits grew on the strength of international revenue growth and the performance of non-traditional revenue.

    Standard & Poor's Credit Market Services remains the market leader in the global credit market services industry. In 2000, Standard & Poor's further secured its leading position in the bank loan market with the acquisition of Portfolio Management Data, the leading provider of default and recovery information. Standard & Poor's also enhanced its position in the commercial real estate market in 2000 by making minority equity investments in MortgageRamp.com and Precept Corporation, two newly formed Internet commercial mortgage origination and trading exchanges. Standard & Poor's will work with these new exchanges to provide underwriting and credit reviews online for the auction of commercial real estate loans. To bolster its e-commerce position in the municipal and global securities processing markets, Standard & Poor's also made a minority investment in DPC Data, a major provider of Web-based municipal bond information.

    In 2000, there were significant changes in the industry's competitive landscape as Moody's Investors Service was spun off by Dun & Bradstreet Corporation and is now an independent public company. In addition, Fitch IBCA merged with Duff & Phelps Credit Rating Company and acquired Thomson Financial Bankwatch in 2000.

    In 2001, Standard & Poor's anticipates more robust public bond issuance in both the U.S. and European bond markets. The European Monetary Union should continue to facilitate the migration of European financing from traditional banking relationships to public debt markets. Continued international expansion, acceptance of structured financing techniques abroad, and the introduction of non-traditional products are expected to contribute to revenue growth in 2001.

    Standard & Poor's revenue from Credit Market Services rose in 1999 in part on a strong European bond market. European bond (Eurobonds, foreign bonds and domestic bonds) issuance rose 27% as the number of issues denominated in the then newly launched euro rose 42%. U.S. corporate bond issuance was essentially flat while tax exempt and structured finance issuance in the U.S. were off 22% and 15%, respectively. Corporate ratings growth in 1999 came from the outstanding performance in Europe, and the acceptance of new products such as Corporate Credit Ratings and Bank Loan Ratings and fee increases on large transactions. Structured Finance grew primarily from continued strong global demand in the asset-backed and commercial real estate markets. Structured Finance also increased market share in the U.S. from ratings of collateralized loan obligations, asset backed securities and the commercial mortgage backed securities. Public Finance revenue was essentially unchanged as compared to 1998 as the introduction of new ratings services offset the impact from lower bond issuance. Insurance and Financial Institutions both had double-digit revenue growth. International revenue grew, reflecting the expansion in Europe as financing began to move away from the traditional banking relationships and as the structured finance market continued to develop. The global network expanded in 1999 with an office opening in Milan, Italy. International revenue represented 29.0% of total revenue in 1999 versus 26.0% in 1998. Non-traditional revenue growth was driven by Bank Loan Ratings, Corporate Credit Ratings and Ratings Evaluation Services. Operating profit grew on the strength of international and domestic markets and the performance of non-traditional products, offset by investments in international expansion and technology.


INFORMATION SERVICES

The economy in 2000 as a whole was favorable, but showed signs of weakness towards the end of the year as consumer confidence waned and the equity markets struggled after successive increases in interest rates by the Federal Reserve. Around the world, the economies in Europe, Latin America, and Asia also showed growth and broader retail equities markets began developing in many countries. The environment for the financial information industry continues to change dramatically due to technology and industry consolidation. Technology has empowered investors to manage their own investments spurring growth in electronic communications networks and Internet trading. The number of online trading accounts and number of households trading online have grown significantly. While these changes have altered the business model for investment management and commoditized some financial data, the need for unbiased and objective investment analysis continues to be very strong. Consolidation continues to affect the marketplace through mergers of dealing rooms, brokerage networks and asset management efforts. This trend reinforces the importance of major financial market customers for Standard & Poor's future as the world's leading provider of unbiased financial analysis, opinions and solutions.

    In 2000, Standard & Poor's Information Services revenue grew due to the continued worldwide strength in equity markets. Portfolio Services, Internet quote provider ComStock, Compustat, Index Services, and Fund Services all showed strong revenue growth offsetting difficult conditions in the economic, fixed-income and foreign exchange commentary businesses.

    Standard & Poor's Portfolio Services, which provides investment recommendations to investors, continued its track record of successful stock selection. Standard & Poor's U.S. Equity Analysts' 5-STAR Picks significantly outperformed the S&P 500 in 2000 and for the tenth time in 14 years. In 2000, the assets under management based on licensing of Standard & Poor's analyses grew to $9.9 billion through growth in existing portfolios with partners such as Bear Stearns and new portfolios with distribution partners such as Citigroup. Standard & Poor's ComStock, the world's leading quote provider to Internet sites, continued to experience strong growth from that sector. In 2000, this group continued to expand its U.S. and European activities off the strength of modern ticker plants and further developed its Internet distribution capabilities through the creation of a new Web Solutions business. The Web Solutions group works with clients to develop Internet sites, hosted either by Standard & Poor's or the client, using Standard & Poor's data. Standard & Poor's Compustat, the market's leading source of standardized financial information, experienced strong revenue growth in 2000. Coverage continues to expand in the Compustat database and the content also powers new generations of Research Insight and Market Insight products, which allow clients to more easily analyze company financial information for making investment decisions. Standard & Poor's also entered into an exclusive relationship with Stern Stewart & Co. that allows asset managers and equity analysts to screen investments using EVA(R) (Economic Value Added) as a selection criterion.

    Standard & Poor's Index Services business continued to expand rapidly both domestically and internationally. On the international front in 2000, Standard & Poor's purchased the Emerging Markets Database from the IFC at year-end 1999 and has created alliances with a number of international exchanges to operate their index businesses: Australia (S&P/ASX), Canada (S&P/TSE) and Japan (S&P/TOPIX). Index Services also created a European Index Services Group, whose promotional efforts are focused on the S&P Euro 350 and related industry sectors. In addition, the S&P Global 100 Index was unveiled and a new exchange-traded fund
(ETF) based on that index was launched in December on the New York Stock Exchange. In the U.S., the Index business benefited from fees on index-based derivative products and ETFs, including S&P depository receipts (SPDRs). The various SPDR ETFs have consistently been among the most actively traded securities on the American Stock Exchange. At year end, the aggregate trust size of all SPDR ETFs exceeded $30 billion, up significantly from 1999 levels. In 2000, Standard & Poor's further leveraged its indices by partnering with Barclays Global Investors to launch 14 new ETFs in the U.S. and Canada; aggregate trust size at year-end was $6.8 billion.

    Mutual funds continued to be a popular asset class for individuals to invest in and this interest continued to drive strong revenue growth for the information, analytics and ratings provided by Standard & Poor's Fund Services. Fund Services provides mutual fund data and performance information, as well as forward-looking fund ratings on mutual funds and asset managers. Standard & Poor's MMS experienced a decline in revenue due to extremely difficult markets and continued industry consolidation. In 2000, the Standard & Poor's MMS product line was paired with Compustat to leverage

MANAGEMENT'S DISCUSSION AND ANALYSIS
SEGMENT REVIEW (CONTINUED)


resources and content from both businesses to better serve the institutional market. Standard & Poor's DRI, a provider of economic analysis and information, experienced a decline in revenue due to stagnant demand for macroeconomic information and analysis. The evaluations business, historically known as J.J. Kenny, provider of pricing and information to the fixed-income markets, experienced a moderate decline in revenue primarily due to weak conditions in the U.S. municipal market.

    In aggregate, revenue and operating profit for Standard & Poor's Information Services increased as the benefits from the strong equity markets offset the weakness in the secondary market for municipal fixed-income securities and the deteriorating conditions in the markets served by Standard & Poor's MMS and Standard & Poor's DRI. In addition, Standard & Poor's Information Services continued to make investments in international expansion as well as Web-based services and capabilities in 2000.

    In 2001, Standard & Poor's will continue to focus on providing top-quality, independent investment analysis. Standard & Poor's will also continue to expand its analytical capabilities, coverage and content as well as its technological capabilities to support that objective. In addition to launching new Internet-based products and services, Standard & Poor's will continue to seek partners, both traditional and non-traditional, to distribute its information and analysis. Global expansion also remains a priority, particularly in Europe and Asia where Standard & Poor's sees strong equity markets developing. Standard & Poor's will continue to invest in infrastructure and new products in support of growth opportunities in those regions.

    In 1999, Standard & Poor's Information Services revenue increased, primarily due to the booming U.S. equity market, a revitalization of the international markets, offset by weakness in the secondary municipal market. Index Services, S&P Retail Market Services and Fund Services all showed strong growth offsetting difficult conditions in the fixed-income and commodity businesses. Index Services benefited from fees on index-based derivative products, including S&P depository receipts, which consistently held the highest trading volume of any security on the American Stock Exchange. Internationally, this unit launched the S&P Global 1200 index, incorporating the S&P Euro 350, the S&P Topix 150, the S&P Asia Pacific 100, the S&P Canada 60 and the S&P Latin America 40 as components. In 1999, assets under management in Standard & Poor's fee generating portfolios reached $6.2 billion. Standard & Poor's Fund Services showed strong revenue growth. Standard & Poor's Compustat benefited from market equity volatility and increased demand for fundamental data and analysis. Standard & Poor's MMS had a decline in revenue due to industry consolidation and lower foreign currency trading volumes. Standard & Poor's DRI showed softness due to declining subscription and data revenue for macroeconomic information. Operating profit in 1999 decreased as the benefits of the soaring equity market could not offset the weakness in the secondary market for fixed income securities, and in particular municipal bond securities. In addition, continued investment in international expansion in Europe, along with technology investments in new Web-based services, had a dampening effect on operating profit.


INFORMATION AND MEDIA SERVICES

(in millions)                                  2000          1999          1998
--------------------------------------------------------------------------------
Operating Revenue                          $1,007.5      $1,032.2      $1,016.9
% Increase (Decrease)                          (2.4)          1.5          (1.8)
--------------------------------------------------------------------------------
Operating Profit                           $  208.3(a)   $  179.6(b)   $  126.9
% Increase (Decrease)                          16.0          41.4         (16.5)
--------------------------------------------------------------------------------
% Operating Margin                               21            17            12
--------------------------------------------------------------------------------

(a) Includes a one-time gain of $16.6 million from the sale of Tower Group International.

(b) Includes a one-time gain of $39.7 million from the sale of the Petrochemical publications.

The Information and Media Services segment comprises two operating groups, which include business and professional media offering information, insight and analysis: the Business-to-Business Group (comprising BusinessWeek, Aviation Week, Platts, Construction Information Group and Healthcare Information Group) and Broadcasting.

    The Information and Media Services segment's revenue declined 2.4% to $1.0 billion in 2000 and operating profit grew 16.0%. In the first quarter of 2000, a $16.6 million pre-tax gain was recorded on the sale of Tower Group International ($10.2 million after tax or 5 cents per diluted common share). In the fourth quarter of 1999, a $39.7 million pre-tax gain was recorded on the sale of McGraw-Hill's Petrochemical publications ($24.2 million after-tax, or 12 cents per diluted common share). These divestitures depressed the operating revenue growth by 13.0% or $18.5 million and improved the growth in operating results by 15.6%, or $14.3 million. The impact of the SAB 101 adjustment and the subscription restatement were not material to the segment's operating profit.

    In 1999, the Information and Media Services segment's revenue grew 1.5% to $1,032.2 million and operating profit grew 41.4%. The company sold its Petrochemical publications in 1999 and the remainder of its Information Technology and Communications Group in 1998. The divested businesses negatively impacted the growth in revenue by 4.1% and improved the growth in operating profit by 5.0%. The impact of the restatement of subscription income improved the growth in revenue by 0.4% and improved the growth in operating profit by 4.2%. On a pro forma basis, adjusting 1999 and 1998 for SAB 101, operating profit would have increased 42.3% over 1998. On a pro forma basis revenue would have increased 1.6% over 1998.


BUSINESS-TO-BUSINESS GROUP

The economy and the business environment were generally favorable for the group's businesses. A combination of strong corporate profits and a robust economy drove BusinessWeek's advertising to an historical high. Revenue increased 7.6% to $862.3 million and operating profit increased 2.4% over 1999 for the Business-to-Business Group. The divestiture of the Petrochemical publications depressed the growth in revenue by $21.9 million, 3.1%, and depressed the growth in operating profit by $40.9 million, 39.8%.

    BusinessWeek had another record year and a sixth consecutive year of double-digit operating profit growth. The results reflect solid gains in the North American and International editions as well as online initiatives. Circulation reached an all-time high. North American advertising pages, as measured by the Publishers' Information Bureau, grew 17% in 2000, well above the industry average. Corporate profits from the booming economy drove advertising growth to the highest levels ever experienced by BusinessWeek. The influx of new advertisers increased revenue per page. Successful programs include e.biz, a supplement on e-businesses, and frontier, for small business owners. Total advertising pages in frontier grew 33% and e.biz pages more than doubled compared with 1999. Advertising revenue growth showed strong gains in Europe and Asia, with non-U.S. source revenue growing at a double-digit rate. BusinessWeek Online continues to expand its traffic and revenue base. Revenue increased by 71%, the number of registered users grew 60% and the level of traffic increased 23% in 2000.

    Market conditions for Aviation Week were better than expected, although airline profits, airliner deliveries and orders all declined. The defense market was stable after a decade-long downtrend, and the robust economy in the U.S. drove the corporate aviation sector to record sales. Aviation Week's operating profits on its core publishing business grew in 2000, continuing a five-year growth trend, but overall group operating profit declined due to investment in the launch of AviationNow.com and softness in the directory and newsletter operations. Aviation Week made healthy strides in the introduction and development of its portal, AviationNow.com. The portal is the largest media Web site for aviation and aerospace professionals, with almost 800,000 user sessions per month. Site sponsors include customers from the United States, Canada, Europe and Asia.

    Platts, formerly the Energy Information Group, is comprised of Platts and magazines, newsletters, databases and directories serving the electric-power, natural gas, nuclear, and coal industries. Platts is a provider of real-time information and analysis in the global energy services market. The energy industry plays a significant role in the world economy and the recent supply and demand dynamics resulted in upward pressure on oil and natural gas prices. This resulted in an increased demand for the energy commodity news and information provided by Platts. In 2000, Platts benefited from the volatility of the energy commodities markets, which spurred demand for its services, especially its petroleum products. The group saw healthy growth in revenue and operating profit. Platts continued investing in the development of Platts.com, a provider of real-time news, analysis and pricing information for all sectors of the energy industry.

    Business conditions were not as favorable in the Construction and Healthcare Information Groups. In 2000, the initial signs of slower growth for the construction industry began as total construction contract values increased by only about 3% compared to a 10% gain experienced in 1999. Fewer, FDA drug approvals as well as the withdrawal of approvals for several products impacted performance in the Healthcare Information Group. The Construction Information Group continued the migration of its established brands and products to digital media with significant investments in Construction.com. The Construction Information Group's revenue grew modestly in 2000. The most significant gains occurred in advertising revenue in Architectural Record and Engineering News-Record, and in the Sweet's product line. These revenue gains were offset by a decline in revenue at F.W. Dodge. Expenses were essentially flat for the Construction Information Group due to significant cost rationalization measures.

    The Construction Information Group will continue its cost rationalization efforts in 2001. Slowing growth became evident in the construction industry earlier in 2000. In 2001, total construction contract values are expected to stabilize. Public works construction and manufacturing building are expected to show growth but single family unit construction will decline. The Construction Information Group will continue its current strategies by improving its products' position in both the traditional and non-traditional marketplaces and continue to expand Construction.com.

    In 2001, slower earnings in the technology sector and cyclical industries, the current dot.com shakeout, as well as increasing paper and postage cost will create a challenging operating environment for the Business-to-Business Group. BusinessWeek will continue to stress

MANAGEMENT'S DISCUSSION AND ANALYSIS
SEGMENT REVIEW (CONTINUED)


international growth and an aggressive online strategy. Aviation Week will focus on its multimedia growth strategy and development of nonadvertising revenue streams. A new conference and exhibition product will be launched in Asia and a new air show publication will be introduced in Europe. Platts will exploit the growing preference for electronic, real-time news and information and will continue to invest in its e-commerce initiative. Economic forces in the energy markets are expected to sustain demand for Platts' products as marketplace volatility continues. In 2001, strategic alliances with NYMEX and Trade Capture will further position Platts in the energy commodities markets. Healthcare will expand its ancillary product revenue in the exhibition, conference and custom publishing areas. The pharmaceutical marketplace is expected to improve in the latter half of 2001 as a result of an increase in new drug approvals.

    In 1999 revenue for the Business-to-Business Group increased 5.5% to $800.3 million, and operating profit increased 45.3% over 1998. The restatement of subscription revenue resulted in an incremental increase of $3.8 million in operating profit over 1998. In the third quarter of 1999, the company divested its Petrochemical publications and recognized a $39.7 million gain. Strong performances by BusinessWeek and Aviation Week were offset by weaknesses elsewhere in the group.

    BusinessWeek also had a record year in 1999, with revenue increasing 19.0% and a fifth consecutive year of double-digit operating profit growth. The results reflected solid gains in the North American and International editions as well as online initiatives. Domestic advertising pages, as measured by the Publishers' Information Bureau, grew 22.9% in 1999, while an influx of new advertisers increased the revenue per page. Aviation Week's operating profit grew in 1999, continuing a growth trend that expanded profits by 61% since 1995. This growth resulted from increased market share, effective cost management, and the development of new products and services. In 1999, Platts had declines in both revenue and operating profit as compared to 1998 as continued industry consolidation negatively impacted Platts' magazine advertising revenue and newsletter subscribers. In addition, the newsletter operation experienced attrition in its print product subscriber base as customers sought lower cost or no cost information on the Internet. In 1999, the Construction Information Group's revenue increased 1.6% over 1998 to $290.5 million, but operating profits declined modestly due to investments in digital platforms and the costs of rolling out a major new Internet product. Year-to-year declines in Sweet's revenue, mainly in catalogue file revenue and certain electronic products, offset increases in revenue from F.W. Dodge, Architectural Record and Engineering News-Record.

    The Healthcare Information Group's revenue decreased in 1999. The major reason for the softness in advertising revenue was the delay in FDA approval of new drugs and associated advertising programs.


BROADCASTING

The Broadcasting Group operates four television stations, all ABC affiliates in Denver, Indianapolis, San Diego and Bakersfield, California. The Broadcasting Group revenue increased 10.6% from 1999 to $127.8 million. Operating profit also improved at a double-digit rate. The current political cycle drove the Broadcasting stations' revenue, as did the Super Bowl, which aired on ABC in January 2000. During 2000, Broadcasting partnered with Internet Broadcast Systems, a network of broadcast station Web sites. All affiliated stations receive a turnkey Web site and an associated sales organization.

    In 2001, the Broadcasting Group will not have the same political environment as 2000 nor will it have the Super Bowl. The Group expects that base market growth and improved local selling efforts coupled with lower syndicated programming costs and productivity improvement from a Group-wide automation project will offset the revenue loss. Additionally, the Broadcasting Group will continue to develop and bolster its stations' brands in order to improve local ratings and enhance its revenue streams.

    In 1999, the Broadcasting Group revenue declined 3.3% from 1998 to $115.5 million, which was consistent with an overall decline in the entire broadcasting industry. Broadcasting did not have the strong political advertising that existed in 1998. Effective expense management helped offset part of the revenue softness.


TOWER GROUP INTERNATIONAL

The company sold Tower Group International in the first quarter of 2000 and recognized a $16.6 million gain ($10.2 million after tax, or 5 cents per diluted share) on the sale. Tower Group International revenue increased 4.4% to $116.4 million, and operating profit improved in 1999, due to growth in the non-border business, the expansion of existing major customer relationships and the full year impact of offices opened in the prior year.

LIQUIDITY AND CAPITAL RESOURCES

(in millions)                                                2000          1999
--------------------------------------------------------------------------------
Working Capital                                          $   20.9      $  (14.7)
--------------------------------------------------------------------------------
Total Debt                                               $1,045.4      $  536.4
--------------------------------------------------------------------------------
Accounts Receivable (before reserves)                    $1,351.4      $1,281.5
% Increase                                                      5            10
--------------------------------------------------------------------------------
Inventories                                              $  388.9      $  295.3
% Increase (Decrease)                                          32             4
--------------------------------------------------------------------------------
Investment in Prepublication Costs                       $  250.0      $  246.3
% Increase (Decrease)                                           1            26
--------------------------------------------------------------------------------
Capital Expenditures                                     $   97.7      $  154.3
% Decrease                                                    (37)          (14)
--------------------------------------------------------------------------------

The company continues to maintain a strong financial position. Cash flow from operations remained constant, $706 million in 2000 compared with $708 million in 1999. Cash flows from operations more than covered dividends, investment in publishing programs and capital expenditures.

    In 2000, total debt increased $509.0 million, primarily from acquisitions, including Tribune Education, and share purchases under the share repurchase program. Shares repurchased under the repurchase program were used for general corporate purposes including the issuance of shares for stock compensation plans.

    In 1999, total debt included $95.0 million of 9.43% Notes due in September 2000. These notes matured and were replaced with commercial paper borrowings at a lower interest rate. Under a shelf registration that became effective with the Securities and Exchange Commission in 1990, an additional $250 million of debt securities can be issued. Debt could be used to replace a portion of the commercial paper borrowings with longer-term securities, when and if interest rates are attractive and markets are favorable. Total debt as a percentage of total capital increased to 37.2% at the end of 2000 from 24.6% at the end of 1999.

    Commercial paper borrowings at December 31, 2000 were $1.02 billion. On August 15, 2000, the company retired its existing revolving credit facility that was due to expire on February 13, 2002 and replaced it with two new revolving credit facilities. The two revolving credit facility agreements, each with the same 11 domestic and international banks, supports the commercial paper debt and consist of a $625 million, Five-year revolving credit facility ("New Five-year Facility") and a $625 million 364-day revolving credit facility ("New 364-day Facility"). The New Five-year Facility provides that the company may borrow at any time until August 15, 2005, when the commitment terminates and any outstanding loans mature. The New 364-day Facility agreement provides that the company may borrow until August 14, 2001, on which date the facility commitment terminates and the maturity of such borrowings may not be later than August 14, 2002. The company pays a facility fee of five and seven basis points on the New 364-day Facility and New Five-year Facility, respectively (whether or not amounts have been borrowed), and borrowings may be made at a range of 13 to 20 basis points above LIBOR at the company's current credit rating. The fees and spreads on the New Five-year Facility fluctuate based upon a schedule related to the company's long-term credit rating by Moody's and Fitch. The facility agreements each contain certain covenants, and the only financial covenant requires that the company not exceed an indebtedness to cash flow ratio, as defined, of four to one at any time. This restriction, which was also in place under the retired facility, has never been exceeded. At December 31, 2000, there were no borrowings under either facility. The commercial paper borrowings outstanding are supported by the new revolving credit facilities, and 80% of these borrowings have been classified as long-term.

    Earnings and cash flow are significantly impacted by the seasonality of businesses, particularly educational publishing. The first quarter is the least significant, accounting for 18% of revenue and, before the cumulative effect of the accounting change, only 9% of net earnings in 2000. The third quarter is the most significant, generating over 46% of 2000 annual earnings. This seasonality in revenue also impacts cash flow and related borrowing patterns. The company typically borrows in the first half of the fiscal year, and generates cash in the second half of the year, primarily from fourth quarter collections from customers in the education markets. This pattern will be magnified in future years due to the acquisitions, including Tribune Education, in the McGraw-Hill Education segment.

    Working capital at the end of 2000 of $20.9 million was $35.6 million higher than the level at the end of 1999, primarily because of the acquisition of Tribune Education, which had a significant impact on the assets of the company.

    Accounts receivable (before reserves) increased $69.9 million, or 5%. The year-to-year increase was due to higher sales, particularly in international markets, and timing of collections. Number of day's sales outstanding decreased one day in 2000.

    Total inventories increased $93.7 million, or 31.7%, from prior year due primarily to the acquisition of Tribune Education, which increased the year end balance by approximately $66.0 million.

    Capital expenditures totaled $97.7 million, primarily the purchase of property and equipment, compared with $154.3 million in 1999. The decrease in 2000 relates to the completion of the initial phase of the new leased office space in New York City and the completion of construction of a building in Columbus, Ohio. For 2001,

MANAGEMENT'S DISCUSSION AND ANALYSIS
LIQUIDITY AND CAPITAL RESOURCES (CONTINUED)


capital expenditures are expected to be approximately $145 million, reflecting increased spending for the next phase of the New York City office space consolidation and investments in infrastructure for the McGraw-Hill Education segment.

    Net prepublication costs increased to $518.0 million at December 31, 2000. Prepublication investment totaled $250.0 million in 2000, $3.7 million more than 1999, reflecting an increase in investment for the 2001 adoption year. For 2001, prepublication spending is expected to further increase by approximately 24% for upcoming adoption years.

    On January 27, 1999, the Board of Directors approved a two-for-one stock split for distribution on March 8, 1999 to shareholders of record on February 24, 1999. Additionally, the Board of Directors approved a stock repurchase program authorizing the purchase of up to 15 million shares, or 7.5% of the outstanding common stock on a post-split basis. In 1999, the company repurchased
3.2 million shares for $173.8 million, and in 2000 repurchased 3.1 million shares for $167.6 million.

    On January 31, 2001, an increase in the quarterly common stock dividend of $0.01, or 4.3%, to $0.245 per share was announced.

    In 2001, cash flow from operations is expected to be sufficient to cover dividends, investment in publishing programs and capital expenditures. Debt levels will be impacted by the continuation of the stock repurchase program.

    The company has operations in various foreign countries. The functional currency is the local currency for all locations, except in the McGraw-Hill Education segment where operations that are extensions of the parent have the U.S. dollar as the functional currency. In the normal course of business, these operations are exposed to fluctuations in currency values. Management does not consider the impact of currency fluctuations to represent a significant risk. The company has naturally hedged positions in most countries with a local currency perspective and asset and liability offsets. The company's interest expense is sensitive to changes in the general level of U.S. interest rates. In this regard, changes in the U.S. rates affect the interest paid on its debt. The company does not generally enter into derivative financial instruments in the normal course of business, nor are such instruments used for speculative purposes.


"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF
1995

This section, as well as other portions of this document, includes certain forward-looking statements about the company's business, new products, sales, expenses cash flows, and operating and capital requirements. Such forward-looking statements include, but are not limited to: future paper, printing and distribution prices; pay merit increase rates; Educational Publishing's level of success in 2001 adoptions and enrollment and demographic trends, the level of educational funding; the strength of higher education, professional and international publishing markets and the impact of technology on them; the strength of profit levels and the capital markets in the U.S. and abroad with respect to Standard & Poor's Credit Market Services; the level of success of new product development and global expansion and strength of domestic and international markets at Standard & Poor's Information Services; BusinessWeek's success in expansion into international markets; the strength of the domestic and international advertising markets; the volatility of the energy marketplace; the strength of the pharmaceutical marketplace; the contract value of public works, manufacturing and single family unit construction; Broadcasting's level of political advertising and the cost of syndicated programming; and the level of future cash flow, debt levels, capital expenditures and prepublication cost investment.

    Actual results may differ materially from those in any forward-looking statements because any such statements involve risks and uncertainties and are subject to change based upon various important factors, including, but not limited to worldwide economic, financial and political conditions (including the lack of a serious economic downturn in the U.S. and global economy), currency and foreign exchange volatility, the health of capital and equity markets, continued strength and funding in the education market (both domestically and internationally), continued strength in advertising, continued investment by the construction, computer and aviation industry, the successful marketing of new products, and the effect of competitive products and pricing.

CONSOLIDATED STATEMENT OF INCOME
(RESTATED)

Years ended December 31 (in thousands, except per-share data)             2000             1999             1998
----------------------------------------------------------------------------------------------------------------
OPERATING REVENUE (Note 1, 4 and 12)                                $4,280,968       $3,991,685       $3,724,971
----------------------------------------------------------------------------------------------------------------
EXPENSES
Operating                                                            1,762,721        1,738,125        1,661,615
Selling and general                                                  1,390,262        1,269,479        1,216,686
Depreciation and amortization (Note 1)                                 362,325          308,355          299,240
----------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                                                       3,515,308        3,315,959        3,177,541
Other income - net (Note 2)                                             54,523           63,949           56,779
----------------------------------------------------------------------------------------------------------------
INCOME FROM OPERATIONS                                                 820,183          739,675          604,209
Interest expense - net                                                  52,841           42,013           47,961
----------------------------------------------------------------------------------------------------------------
INCOME BEFORE TAXES ON INCOME                                          767,342          697,662          556,248
Provision for taxes on income (Note 5)                                 295,426          272,088          216,937
----------------------------------------------------------------------------------------------------------------
INCOME BEFORE EXTRAORDINARY ITEM AND CUMULATIVE ADJUSTMENT             471,916          425,574          339,311
EXTRAORDINARY ITEM - LOSS ON EARLY EXTINGUISHMENT OF
  DEBT, NET OF TAX (Note 3)                                                 --               --           (8,716)
CUMULATIVE CHANGE IN ACCOUNTING, NET OF TAX (Note 12)                  (68,122)              --               --
----------------------------------------------------------------------------------------------------------------
NET INCOME                                                          $  403,794       $  425,574       $  330,595
----------------------------------------------------------------------------------------------------------------
BASIC EARNINGS PER COMMON SHARE (Note 11)
INCOME BEFORE EXTRAORDINARY ITEM AND CUMULATIVE ADJUSTMENT          $     2.43       $     2.17       $     1.72
NET INCOME                                                          $     2.08       $     2.17       $     1.68
================================================================================================================
DILUTED EARNINGS PER COMMON SHARE (Note 11)
INCOME BEFORE EXTRAORDINARY ITEM AND CUMULATIVE ADJUSTMENT          $     2.41       $     2.14       $     1.70
NET INCOME                                                          $     2.06       $     2.14       $     1.66
================================================================================================================

See accompanying notes.

CONSOLIDATED BALANCE SHEET
(RESTATED)

December 31 (in thousands, except share data)                                              2000          1999
-------------------------------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS
Cash and equivalents (Note 1)                                                        $    3,171    $    6,489
Accounts receivable (net of allowances for doubtful accounts and sales returns:
   2000 - $256,263; 1999 - $232,526)                                                  1,095,118     1,048,991
-------------------------------------------------------------------------------------------------------------
Inventories:
Finished goods                                                                          324,852       239,139
Work-in-process                                                                          24,231        25,205
Paper and other materials                                                                39,864        30,911
-------------------------------------------------------------------------------------------------------------
Total inventories (Note 1)                                                              388,947       295,255
Deferred income taxes (Note 5)                                                          192,789       142,520
Prepaid and other current assets (Note 1)                                               121,665        89,784
-------------------------------------------------------------------------------------------------------------
Total current assets                                                                  1,801,690     1,583,039
-------------------------------------------------------------------------------------------------------------
PREPUBLICATION COSTS (net of accumulated amortization:
   2000 - $757,034; 1999 - $661,207) (Note 1)                                           518,031       439,351
INVESTMENTS AND OTHER ASSETS
Investment in Rock-McGraw, Inc. - at equity (Note 1)                                     95,862        85,997
Prepaid pension expense (Note 9)                                                        159,598       119,495
Other                                                                                   226,910       206,770
-------------------------------------------------------------------------------------------------------------
Total investments and other assets                                                      482,370       412,262
-------------------------------------------------------------------------------------------------------------
PROPERTY AND EQUIPMENT - AT COST
Land                                                                                     13,685        12,654
Buildings and leasehold improvements                                                    299,639       300,898
Equipment and furniture                                                                 733,045       680,152
-------------------------------------------------------------------------------------------------------------
Total property and equipment                                                          1,046,369       993,704
Less - accumulated depreciation                                                         614,464       563,296
-------------------------------------------------------------------------------------------------------------
Net property and equipment                                                              431,905       430,408
-------------------------------------------------------------------------------------------------------------
GOODWILL AND OTHER INTANGIBLE ASSETS - AT COST
   (net of accumulated amortization:
   2000 - $586,127; 1999 - $555,346) (Notes 1 and 2)                                  1,697,448     1,253,051
-------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                         $4,931,444    $4,118,111
-------------------------------------------------------------------------------------------------------------

See accompanying notes.

                                                                                 2000          1999
---------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Notes payable (Note 3)                                                     $  227,848    $   86,631
Current portion of long-term debt (Note 3)                                         --        95,043
Accounts payable                                                              313,286       340,220
Accrued royalties                                                             115,022        99,468
Accrued compensation and contributions to retirement plans                    243,252       245,871
Income taxes currently payable                                                 55,388       105,066
Unearned revenue (Note 12)                                                    475,559       314,811
Other current liabilities (Note 1)                                            350,430       310,660
---------------------------------------------------------------------------------------------------
Total current liabilities                                                   1,780,785     1,597,770
---------------------------------------------------------------------------------------------------
OTHER LIABILITIES
Long-term debt (Note 3)                                                       817,529       354,775
Deferred income taxes                                                         163,231       135,426
Accrued postretirement healthcare and other benefits (Note 10)                178,525       187,485
Other non-current liabilities                                                 230,330       194,165
---------------------------------------------------------------------------------------------------
Total other liabilities                                                     1,389,615       871,851
---------------------------------------------------------------------------------------------------
Total liabilities                                                           3,170,400     2,469,621
---------------------------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES (Note 6)
---------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY (Notes 7 and 8)
$1.20 preference stock, $10 par value: authorized - 891,256 shares;
   outstanding - 1,328 and 1,352 shares in 2000 and 1999                           13            14
Common stock, $1 par value: authorized - 300,000,000 shares;
   issued - 205,838,910 and 205,838,594 shares in 2000 and 1999               205,839       205,838
Additional paid-in capital                                                     44,176        24,305
Retained income (Note 12)                                                   2,105,145     1,883,813
Accumulated other comprehensive income                                       (110,358)      (87,731)
---------------------------------------------------------------------------------------------------
Less - common stock in treasury - at cost
   (11,553,707 shares in 2000 and 10,129,840 shares in 1999)                  470,903       363,728
   Unearned compensation on restricted stock                                   12,868        14,021
---------------------------------------------------------------------------------------------------
Total shareholders' equity                                                  1,761,044     1,648,490
---------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                 $4,931,444    $4,118,111
---------------------------------------------------------------------------------------------------

CONSOLIDATED STATEMENT OF CASH FLOWS
(RESTATED)

Years ended December 31 (in thousands)                                                    2000           1999           1998
----------------------------------------------------------------------------------------------------------------------------
CASH FLOW FROM OPERATING ACTIVITIES
Net income                                                                           $ 403,794      $ 425,574      $ 330,595
   Cumulative change in accounting principle                                            68,122             --             --
Adjustments to reconcile net income to cash provided by operating activities:
   Depreciation                                                                         86,993         82,110         77,168
   Amortization of goodwill and intangibles                                             66,715         55,586         52,530
   Amortization of prepublication costs                                                208,617        170,653        169,542
   Provision for losses on accounts receivable                                          47,589         68,657        104,597
   Gain on sale of building                                                                 --             --        (26,656)
   Gain on sale of Petrochemical publications                                               --        (39,668)            --
   Gain on sale of Tower Group International                                           (16,587)            --             --
   Extraordinary loss on early extinguishment of debt                                       --             --         14,289
     Other                                                                              (9,173)         1,372         (4,595)
Change in assets and liabilities net of effect of acquisitions and dispositions:
   Increase in accounts receivable and inventory                                      (117,031)      (166,872)       (73,990)
   Increase in prepaid and other current assets                                        (19,707)          (948)          (161)
   (Decrease)/increase in accounts payable and accrued expenses                        (19,717)        54,906         66,500
   Increase in unearned revenue and other current liabilities                           31,346         22,197         47,339
   (Decrease)/increase in interest and income taxes currently payable                  (29,848)        67,254        (20,050)
   Net change in deferred income taxes                                                  34,680         (8,428)        33,339
   Net change in other assets and liabilities                                          (30,233)       (24,340)       (15,377)
----------------------------------------------------------------------------------------------------------------------------
Cash provided by operating activities                                                  705,560        708,053        755,070
----------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Investment in prepublication costs                                                    (250,005)      (246,341)      (194,978)
Purchase of property and equipment                                                     (97,721)      (154,324)      (178,889)
Acquisition of businesses and equity interests                                        (703,719)       (67,085)       (24,720)
Proceeds from disposition of property, equipment and businesses                        142,418         67,244         66,479
----------------------------------------------------------------------------------------------------------------------------
Cash used for investing activities                                                    (909,027)      (400,506)      (332,108)
----------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Dividends paid to shareholders                                                        (182,462)      (169,049)      (154,386)
Additions to/(repayment of) commercial paper and other short-term debt - net           606,276         11,899         (1,660)
Repayment of long-term debt                                                            (95,043)            --       (154,988)
Repurchase of treasury shares                                                         (167,611)      (173,784)      (105,637)
Exercise of stock options                                                               45,317         22,813         16,080
Other                                                                                   (3,239)        (1,709)       (14,973)
----------------------------------------------------------------------------------------------------------------------------
Cash provided by/(used for) financing activities                                       203,238       (309,830)      (415,564)
----------------------------------------------------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                                                 (3,089)        (1,679)        (1,715)
----------------------------------------------------------------------------------------------------------------------------
Net change in cash and equivalents                                                      (3,318)        (3,962)         5,683
Cash and equivalents at beginning of year                                                6,489         10,451          4,768
----------------------------------------------------------------------------------------------------------------------------
CASH AND EQUIVALENTS AT END OF YEAR                                                  $   3,171      $   6,489      $  10,451
----------------------------------------------------------------------------------------------------------------------------

See accompanying notes.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
(RESTATED)


                                                                                           Accumulated        Less -
                                                                                                 other        common
Years ended                                   $1.20              Additional                    compre-         stock
December 31, 2000, 1999 and 1998         preference     Common      paid-in     Retained       hensive   in treasury
(in thousands, except per-share data)       $10 par     $1 par      capital       income        income       at cost
--------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1997                    $14   $102,919      $35,469   $1,502,587      $(74,247)     $159,447
Net income                                       --         --           --      330,595            --            --
Other comprehensive income,
   net of tax - foreign currency
   translation adjustments                       --         --           --           --        (1,715)           --

COMPREHENSIVE INCOME
Dividends ($.78 per share)                       --         --           --     (154,386)           --            --
Share repurchase                                 --         --           --           --            --       105,637
Employee stock plans                             --         --       15,840           --            --       (30,275)
Other                                            --         --          102           --            --          (136)
Two-for-one stock split at par value             --    102,919      (51,411)     (51,508)           --            --
--------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1998                     14    205,838           --    1,627,288       (75,962)      234,673
Net income                                       --         --           --      425,574            --            --
Other comprehensive income,
   net of tax - foreign currency
   translation adjustments                       --         --           --           --       (11,769)           --

COMPREHENSIVE INCOME
Dividends ($.86 per share)                       --         --           --     (169,049)           --            --
Share repurchase                                 --         --           --           --            --       173,784
Employee stock plans                             --         --       24,121           --            --       (44,646)
Other                                            --         --          184           --            --           (83)
--------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1999                     14    205,838       24,305    1,883,813       (87,731)      363,728
Net income                                       --         --           --      403,794            --            --
Other comprehensive income,
   net of tax - foreign currency
   translation adjustments                       --         --           --           --       (22,627)           --

COMPREHENSIVE INCOME
Dividends ($.94 per share)                       --         --           --     (182,462)           --            --
Share repurchase                                 --         --           --           --            --       167,611
Employee stock plans                             --         --       19,828           --            --       (60,348)
Other                                            (1)         1           43           --            --           (88)
--------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2000                    $13   $205,839      $44,176   $2,105,145     $(110,358)     $470,903
--------------------------------------------------------------------------------------------------------------------

                                                  Less -
                                                unearned
Years ended                                 compensation
December 31, 2000, 1999 and 1998           on restricted
(in thousands, except per-share data)              stock         Total
----------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1997                     $12,911    $1,394,384
Net income                                            --       330,595
Other comprehensive income,
   net of tax - foreign currency
   translation adjustments                            --        (1,715)
                                                            ----------
COMPREHENSIVE INCOME                                           328,880
Dividends ($.78 per share)                            --      (154,386)
Share repurchase                                      --      (105,637)
Employee stock plans                                 599        45,516
Other                                                 --           238
Two-for-one stock split at par value                  --            --
----------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1998                      13,510     1,508,995
Net income                                            --       425,574
Other comprehensive income,
   net of tax - foreign currency
   translation adjustments                            --       (11,769)
                                                            ----------
COMPREHENSIVE INCOME                                           413,805
Dividends ($.86 per share)                            --      (169,049)
Share repurchase                                      --      (173,784)
Employee stock plans                                 511        68,256
Other                                                 --           267
----------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1999                      14,021     1,648,490
Net income                                            --       403,794
Other comprehensive income,
   net of tax - foreign currency
   translation adjustments                            --       (22,627)
                                                            ----------
COMPREHENSIVE INCOME                                           381,167
Dividends ($.94 per share)                            --      (182,462)
Share repurchase                                      --      (167,611)
Employee stock plans                              (1,153)       81,329
Other                                                 --           131
----------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2000                     $12,868    $1,761,044
----------------------------------------------------------------------

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

INVESTMENT IN ROCK-MCGRAW, INC. Rock-McGraw owns the company's headquarters building in New York City. Rock-McGraw is owned 45% by the company and 55% by Rockefeller Group, Inc. The company accounts for this investment under the equity method of accounting.

GOODWILL AND OTHER INTANGIBLE ASSETS. Goodwill and other intangible assets that arose from acquisitions either consummated or initiated prior to November 1, 1970 are not amortized unless there has been a reduction in the value of the related assets. Goodwill and other intangible assets arising subsequent to November 1, 1970 of $1.7 billion at December 31, 2000 and 1999 are being amortized over periods of up to 40 years. The company periodically reviews its goodwill to determine if any impairment exists based upon projected, undiscounted net cash flows of the related business unit.

RECEIVABLE FROM/PAYABLE TO BROKER-DEALERS AND DEALER BANKS. A subsidiary of J.J. Kenny Co. acts as an undisclosed agent in the purchase and sale of municipal securities for broker-dealers and dealer banks, and the company had matched purchase and sale commitments of $98.2 million and $66.0 million at December 31, 2000 and 1999, respectively. Only those transactions not closed at the settlement date are reflected in the balance sheet as a component of other current assets and liabilities.

FOREIGN CURRENCY TRANSLATION. Assets and liabilities are translated using current exchange rates, except certain accounts of units whose functional currency is the U.S. dollar, and translation adjustments are accumulated in a separate component of shareholders' equity. Revenue and expenses are translated at average monthly exchange rates. Inventory, prepublication costs and property and equipment accounts of units whose functional currency is the U.S. dollar are translated using historical exchange rates and translation adjustments are charged and credited to income.

REVENUE. Revenue is generally recognized when goods are shipped to customers or services are rendered. Units whose revenue is principally from subscription income and service contracts record revenue as earned. Subscription income is recognized over the related subscription period. For further details on the company's change of revenue recognition policy, see Note 12.

DEPRECIATION. The costs of property and equipment are depreciated using the straight-line method based upon the following estimated useful lives:
    Buildings and leasehold improvements - 15 to 40 years
    Equipment and furniture - three to 10 years

ADVERTISING EXPENSE. The cost of advertising is expensed as incurred. The company incurred $104 million, $101 million and $107 million in advertising costs in 2000, 1999 and 1998, respectively.

STOCK-BASED COMPENSATION. As permitted by Statement of Financial Accounting Standards No. 123 (SFAS No. 123), Accounting for Stock-Based Compensation, the company measures compensation expense for its stock-based employee compensation plans using the intrinsic method prescribed by Accounting Principles Board Opinion No. 25 (APBO No. 25), Accounting for Stock Issued to Employees, and has provided in Note 8 pro forma disclosures of the effect on net income and earnings per share as if the fair value-based method prescribed by SFAS No. 123 had been applied in measuring compensation expense.

RECENT ACCOUNTING PRONOUNCEMENTS. In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. The new standard is effective January 1, 2001. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities, requiring companies to recognize all derivatives as either assets or liabilities on their balance sheet and measuring them at fair value. The adoption of SFAS No. 133 did not have a material impact on the company's financial statements.

    The Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, in December 1999 and updated the Bulletin in 2000 (SAB 101). The new standard was effective January 1, 2000, with implementation required by the fourth quarter of 2000. This pronouncement summarizes the SEC's views of revenue recognition practices in financial statements and how they apply to generally accepted accounting principles. For further discussion on the impact of SAB 101 on the company's financial statements refer to Note 12.

RECLASSIFICATION. Certain prior-year amounts have been reclassified for comparability purposes.


2. ACQUISITIONS AND DISPOSITIONS

ACQUISITIONS. In 2000, the company acquired three companies, principally Tribune Education and CBRS, for $703.7 million, net of cash acquired. In 1999, the company acquired six companies, principally Appleton & Lange, Rational Investor and Emerging Markets Database, for $67.1 million, net of cash acquired. In 1998, the company acquired Xebec Multi Media Solutions, Ltd. and Optical Data Corporation for $24.7 million, net of cash acquired. All of these acquisitions were accounted for under the purchase method. Goodwill recorded for all current transactions is amortized using the straight-line method for periods not exceeding 25 years.

NONCASH INVESTING ACTIVITIES. Liabilities assumed in conjunction with the acquisition of businesses:

(in millions)                                      2000        1999        1998
--------------------------------------------------------------------------------
Fair value of assets acquired                    $840.5       $70.7       $28.0
Cash paid (net of cash acquired)                  703.7        67.1        24.7
--------------------------------------------------------------------------------
Liabilities assumed                              $136.8       $ 3.6       $ 3.3
================================================================================

DISPOSITIONS. In 2000, the company sold Tower Group International for $138.2 million. As a result of this transaction a pre-tax gain of $16.6 million ($10.2 million after-tax, or 5 cents per diluted share) was recognized. In 1999, the company sold its Petrochemical publications for $62.8 million. As a result of this transaction a pre-tax gain of $39.7 million, ($24.2 million after-tax, or 12 cents per diluted share) was recognized. In 1998, the company sold the remainder of its Information Technology and Communications Group for $28.6 million. There was no gain or loss on the divestiture as the net proceeds minus disposition costs approximated the net book value of the Group's assets.


3. DEBT

At December 31, 2000, the company had short-term borrowings of $1.043 billion, primarily representing domestic commercial paper borrowings of $1.019 billion maturing at various dates during 2001, and acquisition related debt of $24 million at an average interest rate of 6.4%.The commercial paper borrowings in 2000 are supported by the revolving credit agreement described below, and approximately $816 million and $350 million have been classified as long-term in 2000 and 1999, respectively.

    On August 15, 2000, the company retired its existing revolving credit facility that was due to expire on February 13, 2002, and replaced it with two new revolving credit facilities. The two revolving credit facility agreements, each with the same 11 domestic and international banks, consisting of a $625 million, five-year revolving credit facility ("New Five-year Facility") and a $625 million, 364-day revolving credit facility ("New 364-day Facility"). The New Five-year Facility provides that the company may borrow at any time until August 15, 2005, when the commitment terminates and any outstanding loans mature. The New 364-day Facility agreement provides that the company may borrow until August 14, 2001, on which date the facility commitment terminates and the maturity of such borrowings may not be later than August 14, 2002. The company pays a facility fee of five and seven basis points on the New 364-day Facility and New Five-year Facility, respectively (whether or not amounts have been borrowed), and borrowings may be made at a range of 13 to 20 basis points above LIBOR at the company's current credit rating. The fees and spreads on the New Five-year Facility fluctuate based upon a schedule related to the company's long-term credit rating by Moody's and Fitch. The facility agreements each contain certain covenants, and the only financial covenant requires that the company not exceed an indebtedness to cash flow ratio, as defined, of four to one at any time. This restriction, which was also in place under the retired facility, has never been exceeded. At December 31, 2000, there were no borrowings under either facility. The commercial paper borrowings outstanding is supported by the new revolving credit facilities, and 80% of these borrowings have been classified as long-term.

    A summary of long-term debt at December 31 follows:

(in millions)                                                   2000        1999
--------------------------------------------------------------------------------
9.43% Notes due 2000                                          $   --     $  95.0
Commercial paper supported
   by bank revolving credit agreement                          815.6       350.0
Other (primarily acquisition related notes)                      1.9         4.8
--------------------------------------------------------------------------------
                                                               817.5       449.8
Less: current portion of long-term debt                           --       (95.0)
--------------------------------------------------------------------------------
Total long-term debt                                          $817.5      $354.8
================================================================================

The company paid interest on its debt totaling $56.3 million in 2000, $42.8 million in 1999 and $48.9 million in 1998.

    The carrying amount of the company's commercial paper borrowings approximates fair value. The fair value of the company's 9.43% Notes and other long-term debt at December 31, 1999, based on current borrowing rates for debt with similar terms and maturities, was estimated to be $99.7 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)


4. SEGMENT REPORTING AND GEOGRAPHIC INFORMATION

The company has three reportable segments: McGraw-Hill Education, Financial Services and Information and Media Services. The McGraw-Hill Education segment provides education, training and lifetime learning textbooks and instructional materials for students and professionals. The Financial Services segment consists of Standard & Poor's operations, which provide financial information, ratings and analyses, enabling access to capital markets. The Information and Media Services segment includes business and professional media offering information, insight and analysis.

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

                                                                   Information
                                   McGraw-Hill       Financial       and Media         Segment                    Consolidated
(in millions)                        Education        Services        Services          Totals     Adjustments           Total
------------------------------------------------------------------------------------------------------------------------------
2000
Operating revenue                     $1,993.2        $1,280.3        $1,007.5        $4,281.0        $     --        $4,281.0
Operating profit                         307.7           395.5           208.3           911.5          (144.2)          767.3*
Depreciation and amortization+           281.0            51.3            27.5           359.8             2.5           362.3
Assets                                 3,004.1           827.9           452.4         4,284.4           647.0         4,931.4
Capital expenditures++                   286.7            32.4            28.6           347.7              --           347.7
------------------------------------------------------------------------------------------------------------------------------
1999
Operating revenue                     $1,734.9        $1,224.6        $1,032.2        $3,991.7$             --        $3,991.7
Operating profit                         273.7           369.7           179.6           823.0          (125.3)          697.7*
Depreciation and amortization+           232.8            40.8            32.6           306.2             2.2           308.4
Assets                                 2,172.0           827.1           592.1         3,591.2           526.9         4,118.1
Capital expenditures++                   298.2            57.8            44.7           400.7              --           400.7
------------------------------------------------------------------------------------------------------------------------------
1998
Operating revenue                     $1,620.3        $1,087.8        $1,016.9        $3,725.0$             --        $3,725.0
Operating profit                         202.1           355.9           126.9           684.9          (128.7)          556.2*
Depreciation and amortization+           226.9            35.5            34.6           297.0             2.2           299.2
Assets                                 2,049.4           729.7           606.0         3,385.1           432.2         3,817.3
Capital expenditures++                   257.4            50.1            66.4           373.9              --           373.9
------------------------------------------------------------------------------------------------------------------------------

*  Income before taxes on income.
+ Includes amortization of goodwill and intangible assets and prepublication costs.
++ Includes purchase of property and equipment and investments in prepublication costs.

The operating profit adjustments listed above relate to the operating results of the corporate entity, which is not considered an operating segment, and includes all corporate expenses of $91.4 million, $83.3 million and $80.7 million, respectively, for 2000, 1999 and 1998, and net interest expense of $52.8 million, $42.0 million, and $48.0 million, respectively, of the company. Corporate assets consist principally of cash and equivalents, investment in Rock-McGraw, Inc., prepaid pension expense, deferred income taxes and leasehold improvements related to subleased areas.

    The following is a schedule of revenue and long-lived assets by geographic location:

(in millions)                   2000                            1999                            1998
---------------------------------------------------------------------------------------------------------------
                                     LONG-LIVED                      Long-lived                      Long-lived
                        REVENUE          ASSETS         Revenue          assets         Revenue          assets
---------------------------------------------------------------------------------------------------------------
United States          $3,492.9        $2,685.7        $3,243.5        $2,171.2        $3,041.2        $2,018.8
European region           406.9            69.9           372.7            67.8           330.3            67.3
Rest of world             381.2            57.7           375.5            67.7           353.5            60.3
---------------------------------------------------------------------------------------------------------------
   Total               $4,281.0        $2,813.3        $3,991.7        $2,306.7        $3,725.0        $2,146.4
---------------------------------------------------------------------------------------------------------------

Foreign operating profit from our continuing businesses were $143.5 million, $138.8 million, and $119.4 million in 2000, 1999 and 1998, respectively. Foreign revenue, operating profit and long-lived assets include operations in 33 countries. The company does not have operations in any foreign country that represents more than 5% of its consolidated revenues. Transfers between geographic areas are recorded at agreed upon prices and intercompany revenue and profit are eliminated.


5. TAXES ON INCOME

Income before taxes on income resulted from domestic operations (including foreign branches) and foreign subsidiaries' operations as follows:

(in millions)                                      2000        1999        1998
--------------------------------------------------------------------------------
Domestic operations                              $724.8      $642.0      $509.3
Foreign operations                                 42.5        55.7        46.9
--------------------------------------------------------------------------------
Total income before taxes                        $767.3      $697.7      $556.2
================================================================================

A reconciliation of the U.S. statutory tax rate to the company's effective tax rate for financial reporting purposes follows:

                                                  2000        1999        1998
--------------------------------------------------------------------------------
U.S. statutory rate                               35.0%       35.0%       35.0%
--------------------------------------------------------------------------------
Goodwill amortization                              0.9         0.9         1.2
Effect of state and local income taxes             3.9         4.1         4.1
Other - net                                       (1.3)       (1.0)       (1.3)
--------------------------------------------------------------------------------
Effective tax rate                                38.5%       39.0%       39.0%
================================================================================

The provision for taxes on income consists of the following:

(in millions)                                     2000        1999        1998
--------------------------------------------------------------------------------
Federal:
Current                                         $235.5      $216.3      $135.6
Deferred                                          (3.9)       (6.5)       27.7
--------------------------------------------------------------------------------
Total federal                                    231.6       209.8       163.3
--------------------------------------------------------------------------------
Foreign:
Current                                           17.9        18.6        21.8
Deferred                                           0.1        (0.6)       (3.0)
--------------------------------------------------------------------------------
Total foreign                                     18.0        18.0        18.8
--------------------------------------------------------------------------------
State and local:
Current                                           46.9        45.7        25.9
Deferred                                          (1.1)       (1.4)        8.9
--------------------------------------------------------------------------------
Total state and local                             45.8        44.3        34.8
--------------------------------------------------------------------------------
Total provision for taxes                       $295.4      $272.1      $216.9
================================================================================

The principal temporary differences between the accounting for income and expenses for financial reporting and income tax purposes as of December 31 follow:

(in millions)                                             2000            1999
--------------------------------------------------------------------------------
Fixed assets and intangible assets                     $(177.7)        $(135.9)
Prepaid pension and other expenses                      (101.4)          (93.5)
Unearned revenue                                         (23.5)          (16.4)
Reserves and accruals                                    219.5           165.1
Postretirement and postemployment benefits                90.2            90.5
Other - net                                               22.5            (2.7)
--------------------------------------------------------------------------------
Deferred tax asset - net                               $  29.6         $   7.1
================================================================================

    The company made net income tax payments totaling $290.3 million in 2000, $215.0 million in 1999, and $193.0 million in 1998.

    The company has not recorded deferred income taxes applicable to undistributed earnings of foreign subsidiaries that are indefinitely reinvested in foreign operations. Undistributed earnings amounted to approximately $77 million at December 31, 2000, excluding amounts that, if remitted, generally would not result in any additional U.S. income taxes because of available foreign tax credits. If the earnings of such foreign subsidiaries were not indefinitely reinvested, a deferred tax liability of approximately $20 million would have been required.


6. RENTAL EXPENSE AND LEASE OBLIGATIONS

Rental expense for property and equipment under all operating lease agreements was as follows:

(in millions)                                      2000        1999        1998
--------------------------------------------------------------------------------
Gross rental expense                             $134.4      $130.2      $113.3
Less: sublease revenue                             28.5        30.4        30.0
--------------------------------------------------------------------------------
Net rental expense                               $105.9      $ 99.8      $ 83.3
================================================================================

The company is committed under lease arrangements covering property, computer systems and office equipment. Certain lease arrangements contain escalation clauses covering increased costs for various defined real estate taxes and operating services.

    The company entered into a lease agreement in 1998 for its headquarters building, referred to in Note 1, covering approximately 0.4 million square feet starting in 2002.

    Minimum rental commitments under existing noncancelable leases with a remaining term of more than one year, including the company's headquarters building, are shown in the following table. The annual rental commitments for real estate through the year 2003 have been reduced by approximately $11 million of rental income from existing noncancelable subleases.

(in millions)
--------------------------------------------------------------------------------
2001                                                                   $   95.4
2002                                                                      100.4
2003                                                                       99.6
2004                                                                       83.8
2005                                                                       76.8
2006 and beyond                                                           920.5
--------------------------------------------------------------------------------
Total                                                                  $1,376.5
================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

7. CAPITAL STOCK

On January 27, 1999, the Board of Directors declared a two-for-one stock split of the company's common stock, payable on March 8, 1999, to stockholders of record on February 24, 1999. The Board of Directors also approved a share repurchase program authorizing the repurchase of up to 15 million shares, approximately 7.5% of the company's outstanding common stock. The company implemented the program through open market purchases and private transactions. Through December 31, 2000, the company had repurchased approximately 6.3 million shares of common stock from the 1999 program at a total cost of $341.5 million. The repurchased shares will be used for general corporate purposes, including the issuance of shares for stock compensation plans. In the event of a significant investment opportunity, the company may slow the pace of repurchase activity.

    The number of common shares reserved for issuance for employee stock plan awards was 23,162,119 at December 31, 2000 and 15,628,036 at December 31, 1999.
Under the Director Deferred Stock Ownership Plan, 312,023 and 313,095 common shares were reserved for issuance at December 31, 2000 and 1999.

    The $1.20 convertible preference stock may be converted into common stock at the option of the shareholder at the rate of one share of preference stock for
13.2 shares of common stock.

    Two million shares of preferred stock, par value $1 per share, are authorized; none have been issued. 600,000 shares have been reserved for issuance under a Preferred Share Purchase Rights Plan adopted by the company's Board of Directors on July 29, 1998. Under the 1998 Rights Plan,one Right for each share of common stock outstanding was issued to shareholders of record on August 14, 1998. These Rights will become exercisable only if a person or group acquires 20% or more of the company's common stock or announces a tender offer that would result in the ownership of 20% or more of the common stock. Each Right will then entitle the holder to buy a 1/400th interest in a share of Series A preferred stock at an exercise price of $150. The Rights are redeemable by the company's Board of Directors for one-quarter cent each prior to a 20% acquisition by a third party. The 1998 Plan also gives the Board of Directors the option to exchange one share of common stock of the company for each Right (not owned by the acquirer) after an acquirer holds 20% but less than 50% of the outstanding shares of common stock. In the event, after a person or group acquires 20% or more of the company's stock, that the company is acquired in a merger or other business combination transaction of 50% or more of its consolidated assets or earning power are sold, each Right becomes exercisable for common stock equivalent to two times the exercise price of the Right.

    Dividends were paid at the quarterly rate of $0.235 per common share and $0.30 per preference share. All dividends on preference stock are cumulative. Total dividends paid in 2000, 1999, and 1998 were $182.5 million, $169.0 million and $154.4 million, respectively.

8. STOCK PLAN AWARDS

The company applies the provisions of APBO No. 25, Accounting for Stock Issued to Employees, in accounting for its stock-based awards. Accordingly, no compensation cost has been recognized for its stock option plans other than for its restricted stock performance awards.

    The company has two stock option plans: the 1993 and 1987 Employee Stock Incentive Plans.

    The plans provide for the granting of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock awards, deferred stock (applicable to the 1987 Plan only) or other stock-based awards to purchase a total of 37.8 million shares of the company's common stock - 9.2 million shares under the 1987 Plan and 28.6 million shares under the 1993 Plan, as amended.

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

    Under the fair value based method of accounting in SFAS No. 123, Accounting for Stock-Based Compensation, net income would have been reduced by $23.1 million, or $0.12 per diluted share for 2000, $16.2 million, or $0.08 per diluted share for 1999 and $1.9 million, or $0.01 per diluted share for 1998, after accounting for stock-based compensation effective for awards made January 1, 1995 and thereafter.

    The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions for 2000, 1999, and 1998, respectively: risk-free average interest rate of 6.6%, 5.1% and 5.6%; dividend yield of 1.7%, 1.7%, and 2.1%; volatility of 28%, 24%, and 22%; and expected life of five years for all years.

    A summary of the status of the company's stock option plans as of December 31 and activity during the year follows:

                                                                       Weighted
                                                                        average
                                                                       exercise
(in thousands of shares)                                  Shares          price
--------------------------------------------------------------------------------
Outstanding at December 31, 1997                           7,130         $20.46
--------------------------------------------------------------------------------
Options granted                                            3,825          37.74
Options exercised                                         (1,871)         19.93
Options cancelled and expired                               (216)         28.41
--------------------------------------------------------------------------------
Outstanding at December 31, 1998                           8,868         $27.79
--------------------------------------------------------------------------------
Options granted                                            4,100          53.71
Options exercised                                         (2,260)         23.05
Options cancelled and expired                               (358)         46.58
--------------------------------------------------------------------------------
Outstanding at December 31, 1999                          10,350         $38.41
--------------------------------------------------------------------------------
Options granted                                            4,154          49.96
Options exercised                                         (1,847)         31.20
Options cancelled and expired                               (451)         50.32
--------------------------------------------------------------------------------
OUTSTANDING AT DECEMBER 31, 2000                          12,206         $42.97
================================================================================

At December 31, 2000, 1999 and 1998, options for 6,841,000, 5,328,000 and
4,644,000 shares of common stock were exercisable. The weighted average fair value of options granted during 2000, 1999 and 1998 was $15.70, $13.69 and $8.95, respectively.

    A summary of information about stock options outstanding and options exercisable at December 31, 2000 follows:

                                           Options                Options
(in thousands of shares)                 Outstanding            Exercisable
--------------------------------------------------------------------------------
                                     Weighted    Weighted              Weighted
                                      average     average               average
Range of                            remaining    exercise              exercise
exercise prices          Shares          term       price    Shares       price
--------------------------------------------------------------------------------
$14.25 to $17.44            853    2.99 years      $16.27       853      $16.27
$21.19 to $31.16          1,365    5.58 years      $22.97     1,365      $22.97
$33.55 to $49.66          4,963    8.15 years      $40.98     2,628      $37.53
$50.41 to $66.84          5,025    8.54 years      $54.89     1,995      $54.29
--------------------------------------------------------------------------------
$14.25 TO $66.84         12,206    7.67 years      $42.97     6,841      $36.86
--------------------------------------------------------------------------------

Under the Director Deferred Stock Ownership Plan, a total of 312,023 shares of common stock was reserved as of December 31, 2000, and may be credited to deferred stock accounts for eligible Directors. In general, the Plan requires that 50% of eligible Directors' annual compensation plus dividend equivalents be credited to deferred stock accounts. Each Director may also elect to defer all or a portion of the remaining compensation and have an equivalent number of shares credited to the deferred stock account. Recipients under this Plan are not required to provide consideration to the company other than rendering service. Shares will be delivered as of the date a recipient ceases to be a member of the Board of Directors or within five years thereafter, if so elected. The Plan will remain in effect until terminated by the Board of Directors or until no shares of stock remain available under the Plan.

    Restricted stock performance awards have been granted under the 1993 and 1987 Plans. These restricted stock awards will vest only if the company achieves certain financial goals over various vesting periods. Recipients are not required to provide consideration to the company other than rendering service and have the right to vote the shares and to receive dividends.

    A total of 270,176 restricted shares were issued at an average market value of $51.77 in 2000, 280,405 shares at an average market value of $52.70 in 1999 and 373,596 shares at an average market value of $37.54 in 1998. The awards are recorded at the market value on the date of grant. Initially, the total market value of the shares is treated as unearned compensation and is charged to expense over the respective vesting periods. Under APBO No. 25, for performance incentive shares, adjustments are also made to expense for changes in market value and achievement of financial goals. Restricted stock compensation charged to expense was $31.5 million for 2000, $33.0 million for 1999 and $37.0 million for 1998. Restricted shares outstanding at the end of the year were 690,307 in 2000, 868,039 in 1999, and 1,121,750 in 1998.


9. RETIREMENT PLANS

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(CONTINUED)

    A summary of pension income for the company's domestic defined benefit plans follows:

(in millions)                                  2000          1999         1998
------------------------------------------------------------------------------
Service cost                                 $ 18.2        $ 20.2        $17.6
Interest cost                                  41.2          38.2         36.1
Expected return on assets                     (84.1)        (69.4)       (60.8)
Curtailment credit                             (2.0)           --           --
Settlement charge                               0.5            --           --
Amortization of:
   Transitional net asset                        --          (0.1)        (0.7)
   Prior service cost                           1.1           1.1          1.0
   Actuarial (gain)/loss                      (15.0)         (1.5)        (0.7)
------------------------------------------------------------------------------
Net pension income                           $(40.1)       $(11.5)       $(7.5)
==============================================================================
Assumed rates - January 1:
Discount rate                                 7 1/2%        6 3/4%       7 1/4%
Compensation increase factor                  5 1/2         5 1/2        5 1/2
Return on assets                              9 1/2         9 1/2        9 1/2
==============================================================================

    The company also has unfunded supplemental benefit plans to provide senior management with supplemental retirement, disability and death benefits. Supplemental retirement benefits are based on final monthly earnings. Pension cost was approximately $6 million for 2000 and 1999 and $4 million for 1998. The accrued benefit obligation as of December 31, 2000 was $32.1 million.

    Total retirement plans cost was $26.3 million for 2000, $48.6 million for 1999 and $45.3 million for 1998.

    The funded status of the domestic defined benefit plans as of December 31 follows:

(in millions)                                             2000            1999
--------------------------------------------------------------------------------
Change in benefit obligation
Net benefit obligation at beginning of year           $  540.8        $  557.5
Service cost                                              18.2            20.2
Plan amendments                                            0.9              --
Interest cost                                             41.2            38.2
Actuarial loss/(gain)                                     24.0           (39.5)
Curtailments                                              (2.4)             --
Settlements                                                0.5              --
Gross benefits paid                                      (37.4)          (35.6)
--------------------------------------------------------------------------------
Net benefit obligation at end of year                 $  585.8        $  540.8
Change in plan assets
Fair value of plan assets at beginning of year         1,190.4           905.5
Actual return on plan assets                             (57.5)          320.5
Employer contributions                                      --              --
Gross benefits paid                                      (37.4)          (35.6)
--------------------------------------------------------------------------------
Fair value of plan assets at end of year              $1,095.5        $1,190.4
Funded status at end of year                             509.7           649.7
Unrecognized net actuarial (gain)/loss                  (353.2)         (533.9)
Unrecognized prior service costs                           3.1             3.7
Unrecognized net transition obligation/(asset)              --              --
--------------------------------------------------------------------------------
Prepaid pension cost                                  $  159.6        $  119.5
================================================================================
Assumed rates - December 31:
Discount rate                                            7 1/2%          7 1/2%
Compensation increase factor                             5 1/2           5 1/2
================================================================================

The company has several foreign pension plans that do not determine the accumulated benefits or net assets available for benefits as disclosed above. The amounts involved are not material and are therefore not included.

10. POSTRETIREMENT HEALTHCARE AND OTHER BENEFITS

The company and some of its domestic subsidiaries provide certain medical, dental and life insurance benefits for retired employees and eligible dependents. The medical and dental plans are contributory while the life insurance plan is noncontributory. The company currently does not fund any of these plans.

    Postretirement benefits cost was $3.4 million in 2000, $5.5 million in 1999, and $6.9 million in 1998. A summary of the components of the cost in 2000, 1999 and 1998 follows:

(in millions)                                     2000        1999        1998
------------------------------------------------------------------------------
Service cost                                     $ 2.3       $ 2.4       $ 2.5
Interest cost                                      9.0         8.7         9.4
Curtailment credit                                (0.8)         --          --
Settlement gain                                   (1.4)         --          --
Amortization of:
   Prior service cost                             (2.6)       (3.4)       (2.6)
   Actuarial (gain)/loss                          (3.1)       (2.2)       (2.4)
------------------------------------------------------------------------------
Postretirement benefits cost                     $ 3.4       $ 5.5       $ 6.9
==============================================================================

A summary of the components of the unfunded postretirement benefit obligation as of December 31 follows:

(in millions)                                                  2000        1999
--------------------------------------------------------------------------------
Change in benefit obligation
Net benefit obligation at beginning of year                 $ 128.2     $ 142.7
Service cost                                                    2.3         2.4
Interest cost                                                   9.0         8.7
Plan participants contributions                                 1.5         2.0
Plan amendments                                                  --         2.1
Settlements                                                    (1.0)         --
Actuarial (gain)/loss                                           9.1       (16.9)
Gross benefits paid                                           (13.9)      (12.8)
--------------------------------------------------------------------------------
Net benefit obligation at end of year                       $ 135.2     $ 128.2
Change in plan assets
Fair value of plan assets at beginning of year                   --          --
Employer contributions                                         12.4        10.8
Plan participants contributions                                 1.5         2.0
Gross benefits paid                                           (13.9)      (12.8)
--------------------------------------------------------------------------------
Fair value of plan assets at end of year                         --          --
Funded status at end of year                                $(135.2)    $(128.2)
Unrecognized net actuarial (gain)/loss                        (37.7)      (50.3)
Unrecognized prior service costs                               (5.6)       (9.0)
--------------------------------------------------------------------------------
Accrued benefit cost                                        $(178.5)    $(187.5)
================================================================================

The assumed weighted average healthcare cost trend rate ranges from 6.0% in 2000 decreasing ratably to 5.5% in 2002 and remaining at that level thereafter. The weighted average discount rate used to measure expense was 7.5% in 2000 and 6.75% in 1999; the rate used to measure the accumulated postretirement benefit obligation was 7.50% in 2000 and 1999. Assumed healthcare cost trends have a significant effect on the amounts reported for the healthcare plans. A one-percentage point change in assumed healthcare cost trend creates the following effects:

                                               One-Percentage   One-Percentage
(in millions)                                  Point Increase   Point Decrease
--------------------------------------------------------------------------------
Effect on total of service and interest cost            $ 0.9           $ (0.8)
Effect on postretirement benefit obligation             $10.8           $(10.0)
--------------------------------------------------------------------------------

11. EARNINGS PER SHARE

A reconciliation of the number of shares used for calculating basic earnings per common share and diluted earnings per common share follows:

(in thousands)                                       2000       1999       1998
--------------------------------------------------------------------------------
Net income                                       $403,794   $425,574   $330,595
--------------------------------------------------------------------------------
Average number of common shares outstanding       194,099    196,311    197,206
Effect of stock options and other
   dilutive securities                              1,973      2,246      1,898
--------------------------------------------------------------------------------
Average number of common shares outstanding
   including effect of dilutive securities        196,072    198,557    199,104
--------------------------------------------------------------------------------

Restricted performance shares outstanding at December 31, 2000 of 633,000 were not included in the computation of diluted earnings per common share because the necessary vesting conditions have not yet been met.

    As stated in Note 1, the company restated the prior-year financial statements to reflect a change in recording certain subscription revenue from the cash basis to the accrual basis of accounting. The impact of the restatement on 1999 and 1998 net income was a decrease of $0.2 million and $2.5 million, respectively. The restatement resulted in a $0.01 dilution of basic and diluted earnings per share in 1998. Refer to Note 12 for further information.


12. ACCOUNTING CHANGE AND RESTATEMENT

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") No. 101, Revenue Recognition in Financial Statements, which summarized the Staff's views regarding the recognition and reporting of revenue and related expenses in certain transactions. SAB 101, which was further clarified in 2000, was required to be implemented by the fourth quarter retroactive to January 1, 2000.

    In consideration of the views expressed in SAB 101 and related interpretations, the company modified its revenue recognition policies related to various service contracts. Under SAB 101, the company will recognize revenue relating to agreements where it provides more than one service based upon the fair value to the customer of each service, rather than recognizing revenue based on the level of service effort to fulfill such contracts. If the fair value to the customer for each service is not objectively determinable, revenue will be recognized ratably over the service period.

    The cumulative effect of the accounting change as of January 1, 2000 results in a charge to income of $68.1 million (net of income taxes of $46.7 million). The effect of the change on the year ended December 31, 2000 was to decrease net income before the cumulative effect of the accounting change by $(9.2) million, or $(0.04) per diluted share. On a pro forma basis, the impact for the years ended December 31, 1999 and December 31, 1998 is $(12.2) million, ($0.06 per diluted share) and $(10.5) million ($0.05 per diluted share), respectively. For the quarters ended March 31, June 30, September 30 and December 31, 2000, the impact of the accounting change was to (decrease)/increase revenue by $(15.5) million, $(7.5) million, $2.1 million and $(5.5) million, respectively and to (decrease)/increase net income by $(12.5) million, $(3.6) million, $(2.5) million and $9.4 million, respectively.

    For the quarters ended March 31, June 30, September 30, and December 31, 2000 the company recognized $43.4 million, $31.8 million, $18.6 million and $5.9 million, in revenue, respectively, that was included in the cumulative effect adjustment as of January 1, 2000. The effect on the first, second, third and fourth quarters was to increase net income by $26.5 million, $19.4 million, $11.3 million and $3.6 million, respectively (after reduction for income taxes of $16.9 million, $12.4 million, $7.3 million and $2.3 million, respectively), during those periods.

    In addition, the company also restated its consolidated financial statements. Previously, subscription income for units whose revenue was principally from advertising was recognized as received. As part of the restatement, such income is being deferred over the related subscription periods.

    As a result, the consolidated financial statements were restated to defer revenue of $0.3 million and $4.2 million for the years ended December 31, 1999 and 1998, respectively. The impact of the restatement was to reduce net income by $0.2 million ($0.00 per diluted share) and $2.5 million (or $0.01 per diluted share) for 1999 and 1998, respectively. The effect of that revenue for the first, second, third and fourth quarters of the year ended December 31, 2000 was to (decrease) increase net income by $(1.7) million, $2.6 million, $0.4 million and $(1.5) million, respectively, (after an (expense) benefit for income taxes of $(1.0) million, $1.6 million, $0.2 million and $(0.9) million, respectively) during those periods. The cumulative effect of the restatement to opening retained income at January 1, 1998 was $40.2 million.

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


/s/ Robert J. Bahash

Robert J. Bahash
Executive Vice President and Chief Financial Officer



REPORT OF INDEPENDENT AUDITORS


THE BOARD OF DIRECTORS AND SHAREHOLDERS OF THE MCGRAW-HILL COMPANIES, INC.

    We have audited the accompanying consolidated balance sheets of The McGraw-Hill Companies, Inc. as of December 31, 2000 and 1999, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The McGraw-Hill Companies, Inc. at December 31, 2000 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

    As discussed in Note 12 to the consolidated financial statements, effective January 1, 2000, the company changed its method of accounting for revenue recognition on certain service contracts. In addition, the consolidated financial statements have been restated.



/s/ Ernest & Young LLP

New York, New York
February 14, 2001

SUPPLEMENTAL FINANCIAL INFORMATION
QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
(RESTATED)


                                                            First         Second         Third         Fourth         Total
(in thousands, except per-share data)                     quarter        quarter       quarter        quarter          year
---------------------------------------------------------------------------------------------------------------------------
2000
Operating revenue  (Note 12)                             $784,214     $1,015,924    $1,394,470     $1,086,360    $4,280,968
Income before taxes and cumulative adjustment              70,561        173,710       350,588        172,483       767,342
Income before cumulative adjustment (Note 12)              43,395        106,832       215,611        106,078       471,916
Net income                                                (24,727)       106,832       215,611        106,078       403,794
Earnings per share:
   Basic:
     Income before cumulative adjustment                     0.22           0.55          1.11           0.55          2.43
     Net income                                             (0.13)          0.55          1.11           0.55          2.08
   Diluted:
     Income before cumulative adjustment                     0.22           0.55          1.10           0.54          2.41
     Net income                                             (0.13)          0.55          1.10           0.54          2.06
---------------------------------------------------------------------------------------------------------------------------
1999
Operating revenue (Note 12)                              $716,830       $915,951    $1,324,332     $1,034,572    $3,991,685
Income before taxes                                        40,437        140,803       318,218        198,204       697,662
Net income                                                 24,667         85,889       194,113        120,905       425,574
Earnings per share:
   Basic                                                     0.12           0.44          0.99           0.62          2.17
   Diluted                                                   0.12           0.43          0.98           0.61          2.14
---------------------------------------------------------------------------------------------------------------------------
1998
Operating revenue  (Note 12)                             $703,230       $884,868    $1,207,626       $929,247    $3,724,971
Income before taxes and extraordinary item (Note 3)        32,824        131,355       278,914        113,155       556,248
Net income                                                 20,023         80,126       161,422         69,024       330,595
Earnings per share:
   Basic:
     Income before extraordinary item                        0.10           0.41          0.86           0.35          1.72
     Net income                                              0.10           0.41          0.82           0.35          1.68
   Diluted:
     Income before extraordinary item                        0.10           0.40          0.85           0.35          1.70
     Net income                                              0.10           0.40          0.81           0.35          1.66
---------------------------------------------------------------------------------------------------------------------------

HIGH AND LOW SALES PRICES OF THE MCGRAW-HILL COMPANIES COMMON STOCK ON THE NEW YORK STOCK EXCHANGE*

                                     2000**            1999**            1998**
--------------------------------------------------------------------------------
First quarter                $61.69 - 43.50    $59.13 - 48.88    $39.00 - 34.25
Second quarter                59.88 - 41.88     60.75 - 50.44     41.50 - 36.38
Third quarter                 67.69 - 54.25     54.13 - 47.13     43.50 - 37.06
Fourth quarter                66.00 - 52.00     63.13 - 49.00     51.69 - 36.13
--------------------------------------------------------------------------------
Year**                        67.69 - 41.88     63.13 - 47.13     51.69 - 34.25
--------------------------------------------------------------------------------

* The New York Stock Exchange is the principal market on which the Corporation's shares are traded.
** All high and low prices reflect the two-for-one stock split approved by the Corporation's Board of Directors on January 27, 1999.

ELEVEN-YEAR FINANCIAL REVIEW
(RESTATED)

(in thousands, except per-share data)                                2000              1999              1998              1997
-------------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS BY SEGMENT AND INCOME STATISTICS
OPERATING REVENUE
McGraw-Hill Education                                         $ 1,993,189       $ 1,734,922       $ 1,620,343       $ 1,573,797
Financial Services                                              1,280,349         1,224,605         1,087,817           921,135
Information and Media Services                                  1,007,430         1,032,158         1,016,811         1,035,834
-------------------------------------------------------------------------------------------------------------------------------
TOTAL OPERATING REVENUE                                         4,280,968         3,991,685         3,724,971         3,530,766
-------------------------------------------------------------------------------------------------------------------------------
OPERATING PROFIT
McGraw-Hill Education                                             307,712           273,667           202,076           187,722
Financial Services                                                395,509           369,740           355,869           256,078
Information and Media Services                                    208,342           179,548           126,949           152,021
-------------------------------------------------------------------------------------------------------------------------------
OPERATING PROFIT                                                  911,563           822,955           684,894           595,821
Share of profit of Macmillan/McGraw-Hill
   School Publishing Company(g)                                        --                --                --                --
Unusual charges(e, h)                                                  --                --                --                --
Gain on exchange of Shepard's/McGraw-Hill(f)                           --                --                --                --
General corporate (expense)/income                                (91,380)          (83,280)          (80,685)          (75,342)
Interest (expense)/income - net                                   (52,841)          (42,013)          (47,961)          (52,542)
-------------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE TAXES ON INCOME(a, b, c, d and f)                   767,342           697,662           556,248           467,937
Provision for taxes on income                                     295,426           272,088           216,937           179,238
-------------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE EXTRAORDINARY ITEM AND CUMULATIVE ADJUSTMENT        471,916           425,574           339,311           288,699
-------------------------------------------------------------------------------------------------------------------------------
Early extinguishment of debt, net of tax(i)                            --                --            (8,716)               --
Cumulative effect on prior years of changes
   in accounting(i)                                               (68,122)               --                --                --
-------------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                    $   403,794       $   425,574       $   330,595       $   288,699
-------------------------------------------------------------------------------------------------------------------------------
BASIC EARNINGS PER SHARE
Income before extraordinary item cumulative adjustment        $      2.43       $      2.17       $      1.72       $      1.46
Extraordinary item and cumulative adjustment(i)                     (0.35)               --             (0.04)               --
-------------------------------------------------------------------------------------------------------------------------------
Net income                                                    $      2.08       $      2.17       $      1.68       $      1.46
DILUTIVE EARNINGS PER SHARE
Income before extraordinary item and cumulative adjustment    $      2.41       $      2.14       $      1.70       $      1.45
Extraordinary item and cumulative adjustment(i)                     (0.35)               --             (0.04)               --
-------------------------------------------------------------------------------------------------------------------------------
Net income                                                    $      2.06       $      2.14       $      1.66       $      1.45
Dividends per share of common stock                           $      0.94       $      0.86       $      0.78       $      0.72
-------------------------------------------------------------------------------------------------------------------------------
OPERATING STATISTICS
Return on average shareholders' equity                               23.5%             26.7%             22.9%             20.8%
Income before taxes as a percent of revenue                          17.9              17.5              14.9              13.3
Income before extraordinary item and
   cumulative adjustment as a percent of revenue                     11.0              10.7               9.1               8.2
-------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA
Working capital                                               $    20,905       $   (14,731)      $    94,497       $   217,912
Total assets                                                    4,931,444         4,118,111         3,817,336         3,740,569
Total debt                                                      1,045,377           536,449           527,597           684,425
Shareholders' equity                                            1,761,044         1,648,490         1,508,995         1,394,384
-------------------------------------------------------------------------------------------------------------------------------
NUMBER OF EMPLOYEES                                                16,761            16,376            15,897            15,690
===============================================================================================================================

(a) 2000 income before taxes reflects a $16.6 million gain on the sale of Tower Group.
(b) 1999 income before taxes on income reflects a $39.7 million gain on the sale of the Petrochemical publications.
(c) 1998 income before taxes on income reflects a $26.7 million gain on sale of a building and a $16.0 million charge at Continuing Education Center for write-down of assets due to a continuing decline in enrollments.
(d) 1997 income before taxes on income reflects a $33.2 million provision for the consolidation of office space in New York City and a $20.4 million gain on the sale of Datapro Information Services.
(e) 1996 operating profit excludes a net gain on the exchange of Shepard's/ McGraw-Hill for the Times Mirror Higher Education group comprising a $418.7 million gain on the exchange and a $25 million one-time charge for integration costs.

      1996               1995               1994               1993               1992               1991               1990
----------------------------------------------------------------------------------------------------------------------------
$1,277,895         $1,235,578         $1,162,157         $  667,444         $  567,363         $  532,438         $  534,724
   802,280            736,788            699,436            651,601            573,864            515,218            470,689
   990,924            962,379            896,960            876,098            905,184            895,327            930,399
----------------------------------------------------------------------------------------------------------------------------
 3,071,099          2,934,745          2,758,553          2,195,143          2,046,411          1,942,983          1,935,812
----------------------------------------------------------------------------------------------------------------------------
   151,921            162,604            125,765             49,374             62,746             48,928             70,196
   243,889            215,320            202,757            186,148            155,186            131,683            115,796
   131,397            130,145            120,482            116,751            122,326            131,586            176,165
   527,207            508,069            449,004            352,273            340,258            312,197            362,157

        --                 --                 --             28,376             11,280             27,483             21,601
   (25,000)                --                 --           (229,800)                --                 --                 --
   418,731                 --                 --                 --                 --                 --                 --
   (62,073)           (63,570)           (54,134)           (48,538)           (50,774)           (34,415)           (28,370)
   (47,656)           (58,766)           (51,746)           (36,342)           (37,557)           (46,987)           (55,627)
----------------------------------------------------------------------------------------------------------------------------
   811,209            385,733            343,124             65,969            263,207            258,278            299,761
   317,665            158,922            141,367             54,582            112,390            110,285            128,897
----------------------------------------------------------------------------------------------------------------------------
   493,544            226,811            201,757             11,387            150,817            147,993            170,864
----------------------------------------------------------------------------------------------------------------------------
        --                 --                 --                 --                 --                 --                 --

        --                 --                 --                 --           (124,587)                --                 --
----------------------------------------------------------------------------------------------------------------------------
$  493,544         $  226,811         $  201,757         $   11,387         $   26,230         $  147,993         $  170,864
----------------------------------------------------------------------------------------------------------------------------
$     2.48         $     1.14         $     1.02         $     0.06         $     0.77         $     0.76         $     0.88
        --                 --                 --                 --              (0.64)                --                 --
----------------------------------------------------------------------------------------------------------------------------
$     2.48         $     1.14         $     1.02         $     0.06         $     0.13         $     0.76         $     0.88


$     2.47         $     1.14         $     1.02         $     0.06         $     0.77         $     0.76         $     0.88
        --                 --                 --                 --              (0.64)                --                 --
----------------------------------------------------------------------------------------------------------------------------
$     2.47         $     1.14         $     1.02         $     0.06         $     0.13         $     0.76         $     0.88
$     0.66         $     0.60         $     0.58         $     0.57         $     0.56         $     0.55         $     0.54
----------------------------------------------------------------------------------------------------------------------------
      41.4%              23.3%              23.4%               1.3%               3.0%              15.2%              18.8%
      26.4               13.1               12.4                3.0               12.9               13.3               15.5

      16.1                7.7                7.3                0.5                7.4                7.6                8.8
----------------------------------------------------------------------------------------------------------------------------


$   92,629         $  157,244         $   94,486         $   28,463         $  (53,966)        $   (2,489)        $   12,178
 3,668,381          3,081,846          2,984,745          3,066,750          2,496,413          2,504,412          2,522,851
   581,368            628,664            762,805            928,710            482,991            568,159            622,372
 1,322,827            998,964            877,266            788,584            874,390            966,943            922,245
----------------------------------------------------------------------------------------------------------------------------
    16,220             15,452             15,339             15,661             13,393             13,539             13,868
============================================================================================================================

(f) 1995 income before taxes on income reflects a $26.8 million provision for best practices initiatives and a $23.8 million gain on sale of the topical publishing division of Shepard's/McGraw-Hill.
(g) Reflects The McGraw-Hill Companies' share of profit of Macmillan/ McGraw-Hill School Publishing company through September 30, 1993. Macmillan/McGraw-Hill results are consolidated effective October 1, 1993 in the Educational and Professional Publishing segment.
(h) 1993 amount reflects unusual charges in connection with the acquisition of the additional 50% interest in Macmillan/McGraw-Hill.
(i) The cumulative adjustment in 2000 reflects the adoption of SAB 101, Revenue Recognition in Financial Statements. The cumulative adjustment in 1992 reflects the adoption of the provisions of SFAS No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions, and SFAS No. 112, Employers' Accounting for Postemployment Benefits. The extraordinary item in 1998 relates to costs for the early extinguishment of $155 million of the company's 9.43% Notes during the third quarter.

SHAREHOLDER INFORMATION


INVESTOR RELATIONS WEB SITE

At www.mcgraw-hill.com/investor_relations, you can find information on dividend payments, stock quotes and charts, speeches by senior management, earnings announcements and conference calls, as well as the annual report, proxy statement, and other SEC filings. Links are also provided for online shareholder account access.


ANNUAL MEETING

The 2001 annual meeting will be held at 11 a.m. on Wednesday, April 25 at the Corporation's world headquarters:
1221 Avenue of the Americas
New York, NY 10020-1095


STOCK EXCHANGE LISTING

Shares of the Corporation's common stock are traded primarily on the New York Stock Exchange. MHP is the ticker symbol for the Corporation's common stock.


SHAREHOLDER ACCOUNT INQUIRIES

Shareholder account changes or questions may be directed to the Corporation's transfer agent:
By mail:
Mellon Investor Services
PO Box 3316
South Hackensack, NJ 07606-1937
By phone: 888-201-5538
For online account access, go to:
https://vault.mellon-investor.com/isd


DIGITAL INVESTOR KIT

To view the kit, including reports filed with the U.S. Securities and Exchange Commission, go to the Digital Investor Kit on the Corporation's investor relations Web site. To request a printed copy of the annual report or Form 10-K, send an e-mail to: webmaster@mcgraw-hill.com or call 212-512-2365.


INVESTOR INQUIRIES

Investor inquiries can be sent by e-mail to: investor_relations@mcgraw-hill.com or by phone, 212-512-2192.


NEWS MEDIA INQUIRIES

To view our press kit or make an e-mail inquiry, go to:
www.mcgraw-hill.com/media/presskit.html Telephone inquiries should be directed to the Corporate Affairs department at 212-512-3203.

--------------------------------------------------------------------------------

DIRECT STOCK PURCHASE AND DIVIDEND REINVESTMENT PLAN

This program offers a convenient, low-cost way to invest in the Corporation's common stock. Participants can purchase and sell shares directly through the program, make optional cash investments weekly (up to a maximum of $10,000 per month), reinvest dividends and send certificates to the transfer agent for safekeeping.

To order an information packet and enrollment forms, please call the automated request line at 800-842-7629. For specific questions about the program, call Mellon Investor Services at 888-201-5538.

--------------------------------------------------------------------------------

                                                 DIRECTORS
                                                    AND
                                            PRINCIPAL EXECUTIVES

BOARD OF DIRECTORS

HAROLD MCGRAW III(E)
Chairman, President and
Chief Executive Officer
The McGraw-Hill Companies

PEDRO ASPE(A,F)
Chairman
Vector Casa de Bolsa, S.A. de C.V.

SIR WINFRIED F. W. BISCHOFF(A,F)
Chairman
Citigroup Europe

VARTAN GREGORIAN(C,E,N)
President
Carnegie Corporation of New York

GEORGE B. HARVEY(A,E,F,N)
Retired Chairman of the Board
and President
Pitney Bowes Inc.

LINDA KOCH LORIMER(C,N)
Vice President and Secretary
Yale University


ROBERT P. MCGRAW(F)
President
Averdale International, LLC

LOIS DICKSON RICE(A,C)
Guest Scholar
The Brookings Institution

JAMES H. ROSS(E,F,N)
Chairman
National Grid Group Plc

EDWARD B. RUST, JR.(A,C)
Chairman and Chief Executive Officer
State Farm Insurance Companies

SIDNEY TAUREL(C,E,N)
Chairman, President and
Chief Executive Officer
Eli Lilly and Company

HAROLD W. MCGRAW, JR.
Chairman Emeritus
The McGraw-Hill Companies


(A) Audit Committee
(C) Compensation Committee
(E) Executive Committee
(F) Financial Policy Committee
(N) Nominating and Corporate
    Governance Committee


PRINCIPAL CORPORATE EXECUTIVES

HAROLD MCGRAW III
Chairman, President and
Chief Executive Officer

ROBERT J. BAHASH
Executive Vice President and
Chief Financial Officer

BARBARA B. MADDOCK
Executive Vice President
Organizational Effectiveness

JOHN D. NEGROPONTE
Executive Vice President
Global Markets

KENNETH M. VITTOR
Executive Vice President and
General Counsel

PETER WATKINS
Executive Vice President and
Chief Technology Officer

GLENN S. GOLDBERG
Senior Vice President
Corporate Affairs,
Assistant to the Chairman
and Chief Executive Officer


PRINCIPAL OPERATIONS EXECUTIVES

ROBERT E. EVANSON
President
McGraw-Hill Education

LEO C. O'NEILL
President
McGraw-Hill Financial Services

ROBERT J. BAHASH
Acting President
McGraw-Hill Information and
Media Services


Executives Design:Addison www.addison.com Photography:Brad Trent page 4; Dan Bigelow pages 8-9; David Katzenstein cover (people), pages 1, 7, 19-20; Rick Maiman cover (building)


[RECYCLE LOGO] Printed on recycled paper                 [PICTURE OF A BUILDING]

The McGraw-Hill Companies


FINANCIAL SERVICES

     STANDARD & POOR'S
StandardandPoors.com


McGRAW-HILL EDUCATION
MHEducation.com

     MCGRAW-HILL LEARNING NETWORK
mhln.com

     SCHOOL EDUCATION GROUP

     HIGHER EDUCATION, PROFESSIONAL
     AND INTERNATIONAL GROUP


INFORMATION AND MEDIA SERVICES

     AVIATION WEEK
AviationNow.com

     BUSINESSWEEK GROUP
BusinessWeek.com

     MCGRAW-HILL CONSTRUCTION INFORMATION GROUP
Construction.com

     PLATTS
 Platts.com

     BROADCASTING GROUP
     (All ABC affiliates)
     KMGH-TV (Denver)
kmgh.com
     KGTV (San Diego)
kgtv.com
     KERO-TV (Bakersfield)
kero.com
     WRTV (Indianapolis)
wrtv.com

     HEALTHCARE INFORMATION GROUP


                                                [THE MCGRAW-HILL COMPANIES LOGO]
                                                1221 Avenue of the Americas
                                                New York, NY 10020-1095
                                                212-512-2000
                                                www.mcgraw-hill.com