Form 10-K, Exhibit 13
period 2002-12-31
MCGRAW-HILL COMPANIES INC
filed 2003-03-13
CIK 64040

[COVER PAGE GRAPHIC]

                                                              ANNUAL REPORT 2002

THE McGRAW-HILL COMPANIES

THE McGRAW-HILL COMPANIES

[STANDARD & POOR'S LOGO]

EVERY MINUTE OF EVERY DAY...
IN EVERY CORNER OF THE WORLD...
PEOPLE MAKE DECISIONS -

DECISIONS ABOUT THEIR LIVES AND FAMILIES,
THEIR BUSINESS AND CAREERS, THEIR FUTURES.

WE HELP OUR CUSTOMERS MAKE BETTER DECISIONS.

THE IMPACT WE MAKE ON THOSE DECISIONS,
THROUGH OUR INSIGHT AND EXPERTISE,
MAKES US A LEADER IN THE THREE LARGE AND
GROWING MARKETS WE SERVE.

[PHOTO OF WALL]

FINANCIAL HIGHLIGHTS

SHAREHOLDER RETURN
Five-Year Cumulative Total Return
[12/31/97 12/31/02]

[LINE GRAPH]

        McGH        S&P        Peer
97      100         100        100
98      140         129        104
99      173         156        137
00      167         141        120
01      177         125        125
02      178          97        135

OPERATING REVENUE
[dollars in millions]

[LINE GRAPH]

98       3,725
99       3,992
00       4,281
01       4,645
02       4,788

YEAR END SHARE PRICE
[dollars]

[LINE GRAPH]

98       50.94
99       61.63
00       58.63
01       60.98
02       60.44

DIVIDENDS PER SHARE
[dollars]

[LINE GRAPH]

98       0.78
99       0.86
00       0.94
01       0.98
02       1.02

YEARS ENDED DECEMBER 31 (IN MILLIONS EXCEPT PER-SHARE DATA)             2002          2001       % CHANGE
---------------------------------------------------------------------------------------------------------
Operating revenue                                                     $4,787.7      $4,645.5        3.1
Net income                                                               576.8         377.0       53.0
---------------------------------------------------------------------------------------------------------
Diluted earnings per share                                                2.96          1.92       54.2
---------------------------------------------------------------------------------------------------------
Dividends per share of common stock -
   $.255 per quarter in 2002 and $.245 in 2001                            1.02          0.98        4.1
---------------------------------------------------------------------------------------------------------
Total assets                                                          $5,032.2      $5,161.2       -2.5
Capital expenditures*                                                    319.3         411.4      -22.4
Total debt                                                               578.3       1,056.5      -45.3
Shareholders' equity                                                   2,165.8       1,853.9       16.8
---------------------------------------------------------------------------------------------------------

*Includes investment in prepublication costs.

[PHOTO OF HAROLD McGRAW III]

HAROLD McGRAW III
Chairman, President and CEO

         "I'm proud of the results we delivered in 2002 and our record of growth over the past decade. And in a year marked by economic uncertainty, corporate scandal and the threat of war and terrorism, I'm especially proud of the contributions made by the men and women of The McGraw-Hill Companies to the progress of the individuals, markets and societies we serve."

[PHOTO OF HAROLD MCGRAW III]       [PHOTO OF HAROLD MCGRAW III]

TO OUR SHAREHOLDERS:

IMPACT. It's evident in every corner of The McGraw-Hill Companies.

Our customers see it when children learn to read, when investors better understand the risks and opportunities they face, when workers enhance their skills and when countries attract capital to improve their standards of living.

Our shareholders see it - year after year - reflected in our performance. I'm proud of the results we delivered in 2002 and our record of growth over the past decade.

And in a year marked by economic uncertainty, corporate scandal and the threat of war and terrorism, I'm especially proud of the contributions made by the men and women of The McGraw-Hill Companies to the progress of the individuals, markets and societies we serve. Simply stated, our work has never been more vital and valued.

We hold this position because we have aligned our businesses with three large and growing global needs:

-        the need for capital to drive economic growth;

-        the need for knowledge to enhance learning; and

-        the need for information transparency to improve decision-making.

This focus has helped to make us leaders in our markets. Standard & Poor's is the world's leading provider of independent opinions and analysis on the debt and equity markets, as well as the creator of the largest family of index products and services. McGraw-Hill Education remains a U.S. leader in the primary and secondary grades, while our higher education business is gaining market share by setting the pace for technological innovation. BusinessWeek is the most widely read business publication in the world; our energy, aviation and construction information businesses lead their respective markets; and our four broadcast stations continue to meet the needs of their audiences.

Central to our leadership and impact is the talent within The McGraw-Hill Companies. We honor the work of our predecessors, who helped build our great franchises, as well as the 16,500 men and women whose expertise, independence and integrity allow us to prosper today. I am delighted that this annual report shares a sampling of their insights on a range of timely issues.

FINANCIAL IMPACT. Perhaps the most compelling evidence of our impact is our track record of financial success. In 2002, we extended our record of earnings growth, achieving a double-digit increase amid difficult economic conditions.

-        Earnings per share increased to $2.96.

-        Net income rose to $576.8 million.

-        Operating margins reached 21.3%.

-        Revenue rose to an all-time high of $4.8 billion.

In 2002, we provided our shareholders with a positive total return on their investment, a notable achievement in a year when the total return of the S&P 500 decreased by more than 22%. Since 1997, our annualized compounded total return to shareholders has increased by an average of 12.2% annually, exceeding the annualized return of the S&P 500 (-0.6%) and our proxy peer group companies (6.5%).

We also reached an important milestone in our ongoing commitment to maximizing shareholder value. In January 2003, our Board of Directors approved the 30th consecutive annual increase in The McGraw-Hill Companies' stock dividend. The new rate of $1.08 per share, an increase of 5.9%, represents a compounded annual dividend growth rate of 10.3% since 1974.

MARKET IMPACT. The trends driving our markets have considerable power and should provide growth opportunities for the Corporation well into the future.

In the financial services segment, securitization, disintermediation and privatization create a growing demand for our independent ratings and analysis. The importance and value of education is recognized worldwide and was highlighted in the U.S. last year by passage of the landmark No Child Left Behind legislation, which promises to raise accountability, standards and funding, building the workforce of tomorrow. And professionals, facing an increasingly complex global marketplace, need more of the information and intelligence our business-to-business franchises offer.

In short, each of our business segments is positioned to strengthen and deepen its impact in 2003 and beyond. We have created the size and scale necessary to capture new opportu-nities and to leverage our operations by expanding globally and by using technology to reach new customers and maximize efficiency.

Standard & Poor's demonstrated resiliency in the face of challenging markets. The continued growth in structured finance and the resurgent public finance market more than offset softness in the U.S. corporate bond market. International growth, particularly in Europe, remains strong, as does our performance in non-traditional ratings. Non-U.S. revenue now accounts for more than 30% of overall ratings-related revenue, and the trends look positive.

Standard & Poor's continues to sharpen its focus on higher growth opportunities. Several new index products were launched during the year, including a new broad-based S&P 500 in Japan. Despite a declining stock market, assets in Exchange-Traded Funds (ETFs) linked to S&P indexes reached record levels at year-end; about 60% of all assets in U.S. ETFs are based on S&P indexes.

Our independent equity analysis and stock research efforts gained greater recognition, boosted by new rules requiring investment banks to provide independent research to their customers. Backed by 75 analysts doing fundamental and technical analysis on 1,450 companies around the world, our 5-STARS stock selections have an outstanding record of performance since their inception in 1986.

At McGraw-Hill Education, our School Education Group is a leader in the U.S. pre-K to 12 market, and it gained share during the year while total market spending declined. We continue to expand our range of traditional, supplemental and assessment products to improve teaching and learning. Our testing and assessment products posted strong gains, and the market is expected to grow significantly in the next five years to meet new requirements. Another area of focus is the emerging pre-K market, where demand is growing with the recognition that early learning is key to future achievement.

Sales of our higher education products increased at double-digit rates again in 2002. Enrollments are strong and the trends are positive globally. We have a record of successfully using technology to enhance learning by supplementing traditional texts, enabling students to self-assess, and helping educators teach more efficiently.

The impact of BusinessWeek, Platts, McGraw-Hill Construction, Aviation Week and our broadcast stations has never been greater. Our continuing focus on maximizing our reach, quality and value is generating new opportunities. We have prudently managed costs in the face of a persistent advertising slump, which has softened the financial impact of the ad decline while positioning our franchises for the coming rebound.

BusinessWeek continues to expand its position as a powerful global franchise, reaching customers through multiple channels and partnerships. Our two-year-old weekly syndicated television program is gaining new viewers and is now reaching nearly one million households in the U.S.

Platts developed new information products and services for the energy industry, while effectively integrating FT Energy, acquired in September 2001. And we successfully united our construction information brands under the McGraw-Hill Construction banner to strengthen their customer focus and market presence.

VALUING OUR HERITAGE; CONTINUING OUR IMPACT. I am privileged to lead an enterprise with a distinguished history marked by an abiding commitment to our customers, shareholders, employees and the larger community we serve.

And at a time when serious questions have been raised about business leadership in the U.S., our shareholders can take pride in the clear and constructive guidance provided by the Corporation's Board of Directors, which has long supported progressive disclosure and governance practices. I am grateful for their counsel. And I especially want to recognize and thank Lois Dickson Rice, who is retiring from the Board following 15 years of dedicated service.

Given these uncertain and challenging times, the strength of our mission and the clarity of our vision are brought into sharper focus. We approach the future with confidence.

Of course, central to our success is the commitment of our employees, who enable the personal and professional growth of our customers.

As you will read in the coming pages, our insight, analysis and expertise are valued worldwide and contribute to the progress of the individuals, markets and societies we serve. We can - and we do - make an impact, each and every day.

What a wonderful and ennobling responsibility.

I thank you for your continued support.

Sincerely,

/s/ Harold McGraw III
----------------------------
Harold McGraw III
February 18, 2003

 1   2   3
---
IMPACT ON
INDIVIDUALS

[PHOTO OF WOMAN]

IN CLASSROOMS AND BOARDROOMS, ON SHOP FLOORS AND TRADING FLOORS, MILLIONS OF INDIVIDUALS RELY ON THE McGRAW-HILL COMPANIES TO LEAD THEM FORWARD.

         Making a difference in people's lives. It starts with ensuring that today's students gain the knowledge and skills they'll need tomorrow. McGraw-Hill Education's digital and print solutions - for pre-K through college
- meet this need by enhancing teaching and learning and more effectively measuring educational progress.

         But that's only the beginning. Standard & Poor's investment analysis and tools help customers build a more secure financial future. BusinessWeek and our B-to-B information groups provide the news, analysis and insight that are required for effective decision-making and career success.

[PICTURE OF RUTH COCHRANE]

RUTH COCHRANE
Vice President and Publisher, SRA
McGraw-Hill Education

[PICTURE OF GEORGE DALLAS]

GEORGE DALLAS
Managing Director, Governance Services
Standard & Poor's

         ESTABLISHING A STRONG FOUNDATION

R.C. "Early success in reading is the foundation for a child's learning of virtually all other subjects. The ability to decode - to convert the printed word to its spoken form - by the end of first grade is a significant predictor of future success. Many experts would say the ability to decode isn't an issue until after third grade, but by then there is so much catching up to do that some children may never recover. Studies show that success in reading delivers other bonuses, too, such as fewer behavioral problems and lower absentee rates."

G.D. "Investors need to look under the surface of the companies they're investing in. That's why a qualitative type of investment analysis is emerging that complements the traditional numbers-driven approach. What are the implications of a company's ownership structure? What rights do investors enjoy? What are the quality and timeliness of a company's reporting? How can we better understand the effectiveness of a company's Board? These are the questions that will make more systematic analysis of corporate governance a fundamental component of investor decision-making."

[PHOTO OF STORY BOOK]

         EARLY LEARNING is recognized as the key to future achievement, as demonstrated by passage of the No Child Left Behind Act by Congress. It's why we're expanding our offerings for the pre-K, K and elementary markets through new products such as Breakthrough to Literacy, while continuing our success with Open Court Reading. And we're teaching the fundamentals of a fourth "R" as well: retirement. To help investors plan their financial futures, Standard & Poor's sets the standard as the world's leading provider of independent equity research, which includes its STARS stock selection system, while BusinessWeek launched new investor workshops.

[PICTURE OF BO CHUNG]

BO CHUNG
Managing Director, Investment Services
Standard & Poor's

[PICTURE OF GRACE WALKUS]

GRACE WALKUS
Senior Vice President, Media Technology
McGraw-Hill Education

         EXPANDING OPPORTUNITIES

B.C. "Today, individuals have more investment choices and opportunities than ever before. These include mutual funds and Exchange-Traded Funds designed to mirror the performance of major indexes. Some of these products focus on specific sectors, regions and investment styles. So, investors can tailor their holdings to meet their own financial goals. It's one of the reasons why index investing has become so popular in the U.S. and is growing fast in Europe and elsewhere."

G.W. "Technology is having a remarkable impact on education. Interactive offerings help bring texts to life. The Internet enables classrooms to connect with current events. And online testing and diagnostic tools let students and instructors better understand where extra work is needed. The whole learning process becomes more effective, more efficient, more targeted. And what we're seeing is only the tip of the iceberg in terms of the opportunity to enrich and customize teaching, learning and studying across all levels of education."

[PHOTO OF PRESS RELEASE PAGES]

         $63.2 BILLION. That's the level of assets in Exchange-Traded Funds
         (ETFs) linked to Standard & Poor's indexes. In 2002, Standard & Poor's was the first to rate fixed-income ETFs, further expanding opportunities for individual investors, and launched new equity indexes in Hong Kong, Japan and Italy. Individuals investing in a college education are getting an assist from us, too. We're the leader in combining text and technology to improve learning and teaching. ALEKS(R), the one-on-one online tutor, was expanded to include a broad range of math courses.

[PHOTO OF STOCK TRADERS]

1   2   3
   ---
IMPACT ON
MARKETS

DAYTIME. NIGHTTIME. REAL TIME. ACROSS BORDERS AND BUSINESS SECTORS, THE INTEGRITY AND BREADTH OF OUR INSIGHT AND ANALYSIS DRIVE THE GROWTH AND EFFICIENCY OF GLOBAL MARKETS.

         From raising new capital to finding new business leads, we help markets remain current, connected and competitive. Standard & Poor's, the world's largest credit ratings network, facilitates the flow of capital in the financial markets. Our market-leading energy, construction and aviation information businesses bring buyers and sellers together. McGraw-Hill Education is moving the education market forward with products that benchmark learning progress. And BusinessWeek, the world's most widely read business publication, consistently probes beneath the headlines to uncover key market dynamics.

[PICTURE OF JOHN A. BYRNE]

JOHN A. BYRNE
Senior Writer
BusinessWeek

[PICTURE OF ELLEN HALEY]

ELLEN HALEY
Vice President, Development and Research, CTB
McGraw-Hill Education

         SETTING THE STANDARD

J.A.B. "It's been said that the genius of capitalism is to pacify greed into benign self-interest. In the boom years, greed often went unchecked. Too many took advantage of a financial system that is based on trust and integrity. But now we're seeing changes. Auditors are doing a better job at going over the books. Investors are getting more meaningful information. Directors are becoming more diligent and independent. These changes prove that the true genius of capitalism is its ability to change and adapt with the times."

E.H. "How does the nation truly ensure that no child is left behind? The answer begins with states continuing to define standards of educational achievement for all children. Then effective programs must be developed so that teachers can help students meet or exceed those standards. But you have to be able to measure progress. That's what assessment is all about. Effective assessment allows you to identify and focus on areas that need improvement. The answer is standards, teaching, testing - and more teaching."

         [PICTURE OF MAGAZINES]

         CLEAR STANDARDS and benchmarks are essential for markets to function effectively. That's why BusinessWeek led the way with its incisive analysis of corporate misdeeds. It's why Standard & Poor's led in defining best practices for corporate governance, transparency, disclosure and "core earnings." And it's why CTB/McGraw-Hill, the nation's only full-service testing company, introduced new solutions, such as i-know online assessments for math and reading in grades 3 to 8, that allow educators to set the benchmarks needed to improve learning.

[PICTURE OF GALE SCOTT]

GALE C. SCOTT
Managing Director, Structured Finance Ratings
Standard & Poor's

[PICTURE OF JORGE MONTEPEQUE]

JORGE MONTEPEQUE
Director of Market Reporting
Platts

         STAYING CURRENT

G.C.S. "You can securitize almost anything that has a predictable cash flow - mortgages, credit card receivables, auto loans. And that's exactly what debt issuers are doing, because securitization enables them to use assets more efficiently. The U.S. led the way, and growth remains strong here, but in Europe and Asia the market is increasing at an even faster pace. The only constant in securitization seems to be growth - in both the market itself and in the complexity of the product types."

J.M. "The energy markets are far more financially oriented than ever before. Just as derivatives and risk management are transforming capital markets around the world, they're also changing the way energy products are traded, bought and sold. The increased complexity makes transparency and liquidity even more important. Benchmark prices have to be based on current market realities and conditions. Continuous development of benchmarks helps ensure that markets function smoothly and efficiently."

         [PICTURE OF WEB SITE]

         GROWTH IN SECURITIZATIONS. Standard & Poor's structured finance ratings enable financial innovation by evaluating the credit risk of instruments such as mortgage-backed securities, which grew by 23% in the U.S. last year. Platts keeps the energy industry up to date. In 2002, it revised a key crude oil benchmark to enhance liquidity and introduced an online oil trading system in Singapore. Our network-affiliated broadcast stations are keeping their audiences current by launching all-news stations on cable; Aviation Week launched Aviation Week Intelligence Network, an online news and information service for aviation and aerospace professionals; and McGraw-Hill Construction launched an integrated approach to serving the construction industry.

[PHOTO OF SUBWAY]

1   2   3
       ---
IMPACT ON
SOCIETIES

CAPITAL, KNOWLEDGE, INFORMATION TRANSPARENCY: THE FOUNDATIONS ON WHICH ECONOMIC GROWTH IS BUILT. AND THE FOCUS OF THE McGRAW-HILL COMPANIES.

         Around the world, countries and corporations need capital to develop, grow and innovate. Students and employees need to strengthen their skills to enrich their lives. Companies and individuals need reliable information to make effective decisions.

         The businesses of The McGraw-Hill Companies are aligned to meet these growing needs. And by satisfying them, The McGraw-Hill Companies has an impact on the development and progress of societies.

The McGraw-Hill Companies

[PICTURE OF COMPANY]

         THE McGRAW-HILL COMPANIES AT A GLANCE

         THE McGRAW-HILL COMPANIES is a leading global company aligned around three powerful and enduring forces essential to economic growth worldwide: the need for capital, the need for knowledge and the need for information transparency. The Corporation has built strong businesses with leading market positions in financial services, education and business information. Over the past decade these businesses have been transformed by expanding capabilities in higher-growth areas through acquisitions and partnerships and by leveraging talent and technology.

McGRAW-HILL FINANCIAL SERVICES                          www.standardandpoors.com

STANDARD & POOR'S is the world's leading provider of independent investment research, indexes and ratings. Products and services include widely recognized investment data, analysis and opinions for financial decision-makers that set the standard for the global investment community.

Credit Market Services, which includes the world's largest network of credit ratings professionals, provides ratings services for a wide array of credit obligations, including corporate and municipal bonds, asset- and mortgage-backed securities, sovereign governments and bank loans. It also provides evaluation services for risk management and credit performance, as well as evaluation services for corporate governance and schools.

Investment Services provides institutional and retail investors with a wide range of investment information, analysis and opinions in equities, fixed income, foreign exchange and mutual funds markets. It offers comprehensive market data, news, financial commentary, advice and evaluations on equities and other asset classes. The S&P indexes are the largest and most actively traded in the world.

Corporate Value Consulting is the U.S. market leader in providing valuation and value analysis for financial reporting, tax, business combinations, corporate restructuring, capital allocation and capital structure purposes.

McGRAW-HILL EDUCATION                                        www.mheducation.com

McGRAW-HILL EDUCATION is a global leader in education and professional information. The Corporation has built its education division into a powerhouse covering virtually every aspect of the market from pre-K to professional learning. It has two core units:

School Education Group is a leader in the U.S. pre-K to 12 school market. It creates educational materials that can be used at home or at school in any media. Leading brands include SRA/McGraw-Hill, Macmillan/McGraw-Hill, Glencoe/McGraw-Hill and Wright Group/McGraw-Hill. The group also features the CTB/McGraw-Hill testing and assessment business and a teacher-training unit.

Higher Education, Professional, and International Group - Higher Education is the leading technological innovator in the field, offering e-books, online tutoring, customized course Web sites and subscription services, as well as traditional materials. Professional focuses on professional, reference and trade publishing for medical, business, engineering and other professions. International operations cover markets worldwide with locally developed and produced products as well as English-language materials.

McGRAW-HILL INFORMATION AND MEDIA SERVICES

These businesses provide information, business intelligence and solutions that business, government and professionals worldwide use to remain competitive in their fields and in the global economy.

BUSINESS-TO-BUSINESS GROUP

BusinessWeek is the world's most widely read business magazine. The franchise includes BusinessWeek Online, BusinessWeek TV, investor workshops, conferences
and events.                                                 www.businessweek.com

Platts is the world's largest provider of energy information and marketing services. Its products and services span the oil, petrochemical, natural gas,
electricity, nuclear power, coal and metals markets.              www.platts.com

McGraw-Hill Construction connects people, projects and products across the
design and construction industry.                           www.construction.com

Aviation Week is the largest multimedia information provider to the aviation and
aerospace industry.                                          www.aviationnow.com

Healthcare Information provides clinical and business intelligence and marketing
services to the healthcare industry.              www.mcgraw-hill.com/healthcare

BROADCASTING GROUP

Broadcast television (ABC affiliates) in Bakersfield, CA (KERO); Denver, CO
(KMGH); Indianapolis, IN (WRTV); and San Diego, CA (KGTV).
                                                   www.mcgraw-hill.com/broadcast

         COMMUNITY

[PICTURE OF KIDS, MCGRAWS, AND THANK YOU]

The Corporation supports wide-reaching programs that benefit children and education. Pictured left with our Chairman, Harold McGraw III, and Chairman Emeritus Harold W. McGraw, Jr. (seated), are the 2002 Harold W. McGraw, Jr. Prize in Education winners (left to right): Libia Socorro Gil, Superintendent, Chula Vista Elementary School District; Eric Smith, Superintendent, An Arundel County Public Schools; and Dennis Littky, Co-Director, The Met, and Director, Principal Residency Network.

THE McGRAW-HILL COMPANIES adheres to a simple philanthropic mission: to use its financial and human resources to help people around the world to improve their lives and enhance their communities.

         Employees are our most important partners in fulfilling this philanthropic mission. By mentoring disadvantaged students, helping nonprofits with their communications needs, donating clothes and filling pantries, we help people reach their potential.

         The Corporation continues to expand its focus on financial literacy by supporting a variety of initiatives to help individuals understand basic financial concepts and acquire the tools needed for a sound future.

         Our involvement also extends to public affairs. During 2002, we helped support passage of the Trade Act of 2002, which will lead to more open markets and increased transparency in business and governmental activities. We supported efforts to promote the privacy of customer data and to protect intellectual property from piracy. We also continued to support state-level education improvements necessary to meet the requirements of the No Child Left Behind Act.

FINANCIAL CONTENTS

    26   Financial Charts
    27   Management's Discussion and Analysis
    47   Consolidated Statement of Income
    48   Consolidated Balance Sheet
    50   Consolidated Statement of Cash Flows
    51   Consolidated Statement of Shareholders' Equity
    52   Notes to Consolidated Financial Statements
    67   Report of Management
    68   Report of Independent Auditors
    69   Supplemental Financial Information
    70   Eleven-Year Financial Review
    72   Shareholder Information

FINANCIAL CHARTS

OPERATING PROFIT BY SEGMENT
[dollars in millions]

[BAR CHART]

               McGraw-Hill          Financial            Information and
                Education            Services             Media Services
00                 $308                $391                     $213
01                 $263                $435                     $ 65
02                 $332                $570                     $118

         Includes the following Items:
         2002 Loss on the sale of MMS International
         2001 Restructing and asset write-down
              Gain on the sale of DRI
              Write-down of certain asset, contribution of Rational Investors and the shutdown of Blue List
         2000 Gain on the sale of Tower Group International

CAPITAL EXPENDITURES BY SEGMENT
[dollors in millions]

[BAR CHART]

               McGraw-Hill          Financial            Information and
                Education            Services             Media Services
00                 $290                $ 43                     $ 29
01                 $376                $ 30                     $ 33
02                 $329                $ 27                     $ 17

         Includes investments in prepublication costs, purchase of fixed assets and investment in technology projects

OPERATING REVENUE BY SEGMENT
[dollors in millions]

[BAR CHART]

               McGraw-Hill          Financial            Information and
                Education            Services             Media Services
00                $1,993               $1,280                   $1,008
01                $2,322               $1,477                   $  846
02                $2,357               $1,621                   $  810

MANAGEMENT'S DISCUSSION AND ANALYSIS
Operating Results

CONSOLIDATED REVIEW

(in millions)                2002       2001       2000
---------------------------------------------------------
Operating Revenue          $4,787.7   $4,645.5   $4,281.0
% Increase                      3.1        8.5        7.2
---------------------------------------------------------
Operating Profit           $1,019.5   $  763.2   $  911.5
% Increase (Decrease)          33.6      (16.3)      10.8
---------------------------------------------------------
% Operating Margin               21         16         21
---------------------------------------------------------
Income Before Taxes        $  905.1   $  615.1   $  767.3
---------------------------------------------------------
Cumulative change in
  accounting, net of tax          -          -   $  (68.1)
---------------------------------------------------------
Net Income                 $  576.8   $  377.0   $  403.8
---------------------------------------------------------

Operating profit is income before taxes on income, interest expense and corporate expense.

2002 COMPARED WITH 2001
The Segment Review that follows is incorporated herein by reference.

REVENUE AND EARNINGS
Operating revenue for 2002 increased $142.2 million, 3.1% over 2001 primarily due to growth in the Financial Services segment and acquisitions. Operating profit of $1.0 billion increased 33.6% from 2001. Product revenue comprises the revenue from the McGraw-Hill Education segment and the circulation revenue from the Information and Media Services segment, and represents primarily books and magazines. Product revenue increased 1.6% to $2.5 billion as compared to the prior year. Service revenue comprises the revenue of the Financial Services segment and the remaining revenue of the Information and Media Services segment, and represents information-related services and advertising. Service revenue increased to $2.3 billion, a 4.7% increase over the prior year.

         In September 2002, the Financial Services segment divested MMS International, which resulted in a pre-tax loss of $14.5 million and an after-tax benefit of $2.0 million, 1 cent per diluted share. The variance between the pre-tax loss on the sale of MMS International and the after-tax benefit is the result of previous book write-downs and the inability of the Company to take a tax benefit for the write-downs until the unit was sold. The impact on the effective tax rate for the year ended December 31, 2002 from this transaction is a reduction of 1.2 percentage points. In the fourth quarter of 2001, the Company announced a worldwide restructuring program that includes the exiting of certain businesses, product lines and markets in each of the operating segments. As a result, the Company recorded a restructuring and asset impairment charge of $159.0 million pre-tax ($112.0 million after-tax, or 57 cents per diluted share). Employee severance and benefits costs amounted to $30.2 million pre-tax and were included in operating expenses in 2001. Also included in operating expenses in 2001 were $92.8 million in asset impairment losses. In 2001, non-operating expenses related to the restructuring consisted of $36.0 million related to the write-downs of certain e-commerce and emerging technology investments. As of December 31, 2002, this restructuring was completed.

         The Company purchased Corporate Value Consulting (CVC) in August 2001, recorded in Financial Services, and Financial Times Energy (FT Energy), in September 2001, recorded in Information and Media Services. In 2002, Corporate Value Consulting (CVC) added $58.3 million of incremental revenue to the Financial Services segment. FT Energy contributed $28.2 million of incremental revenue to Information and Media Services.

         Beginning January 2002, in accordance with Statement of Financial Accounting Standards No. 142 (SFAS No. 142), Goodwill and Other Intangible Assets, the Company no longer amortizes goodwill. The impact of SFAS No. 142 was $56.6 million pre-tax, or approximately 18 cents per diluted earnings per share, for 2002.

         In May 2001, the Company divested DRI, which resulted in a $26.3 million after-tax gain (13 cents per diluted share, $8.8 million pre-tax), recorded within the Financial Services segment. The variance between the pre-tax gain recognized on the sale of DRI of $8.8 million and the after-tax benefit of $26.3 million is the result of previous book write-downs and the inability of the Company to take a tax benefit for the write-downs until the unit was sold. The impact on 2001 effective tax rate for this transaction was a reduction of 3.4 percentage points. Also included in net income in 2001 in the Financial Services segment was the write-down of certain assets, the shutdown of the Blue List and the contribution of Rational Investors to mPower.com in exchange for an equity position in the online investment advisory service for the retirement market. The total charge for these items was $21.9 million after tax (11 cents per diluted share, $22.8 million pre-tax). The impact on the 2001 effective tax rate from these actions was an increase of 1.3 percentage points due to the inability of the Company to take a benefit for these write-downs. Net income for 2001 also included $6.9 million pre-tax, 2 cents per diluted share, related to a gain on the sale of real estate in the first quarter of 2001, which was recorded as other income on the consolidated statement of income. Other income in 2002 increased $9.1 million due to the write-down of certain e-commerce and emerging technology investments in 2001 ($36.0 million pre-tax) partially offset by the loss from the MMS International disposition ($14.5 million pre-tax).

EXPENSES
Total expenses decreased due to cost containment activities in 2002 and goodwill amortization and restructuring charge included in 2001. In 2001, operating expenses included $123.0 million related to the restructuring. Product operating expenses included the amortization of prepublication costs of $280.4 million and $240.2 million in 2002 and 2001, respectively. Product operating expense decreased 1.0%, primarily due to cost savings initiatives offset by an increase in the amortization of prepublication costs. Service operating expense declined 3.7%, primarily due to the impact of cost savings measures. In 2002, combined paper, printing and distribution prices for product-related manufacturing decreased by approximately 3.6%, or $17.4 million. Successful supplier negotiations and weak conditions in the printing and paper marketplaces more than offset a 4.3% increase in distribution prices resulting from a mid-year 2002 increase from the U.S. Postal Service and increases from other airfreight and trucking carriers. Combined paper, printing and distribution volumes declined 4% in 2002 as compared with 2001. Combined paper, printing and distribution expense represents 23% of operating expense.

         Selling and general expense was flat in 2002 as cost savings initiatives benefited the Company. Product selling and general expense increased $2.7 million and service selling and general expense decreased $11.0 million. A significant portion of both operating and selling and general expense is salary expense, which increased approximately 5.1% to $1.3 billion. Compensation increased primarily due to volume increases. Over the past several years, the tight labor market caused most companies, including The McGraw-Hill Companies, to enhance rewards and benefits in order to attract top talent. During 2001, the economy slowed, altering this previous trend. The slow economy continued in 2002, resulting in a continuation of the labor relations pattern established in 2001. In 2002, the Company experienced a decrease in pension income from the Company's U.S. retirement plans of $2.3 million. Effective January 1, 2003, the Company changed its discount rate assumption on its retirement plans to 6.75% from 7.25% utilized in 2002. The Company also changed its return on assets assumption to 8.75% from 9.5% utilized in 2002. The effect of these changes on pension income for 2003 is expected to be $14.4 million pre-tax, 5 cents per diluted share.

         Depreciation expense increased modestly, 0.9%, over 2001 due to the completion of the majority of the Manhattan Occupancy Project. Amortization of intangibles increased

$3.9 million, 11.1%, over 2001 due to recent acquisitions. Under SFAS No. 142 the Company no longer amortizes goodwill. The impact of SFAS No. 142 was $56.6 million pre-tax, or approximately 18 cents per diluted share, for 2002.

         Starting in 2003, the consolidation of the London facilities to Canary Wharf will result in increased rental rates. The increase in rental rates for 2003 will be somewhat mitigated by an outsourcing arrangement with CB Richard Ellis Services, Inc. The outsourcer will oversee the Company's facility services and management of its 42 U.S. business locations, effective March 1, 2003. In 2003, combined printing, paper and distribution prices on product-related manufacturing are expected to increase modestly. Printing prices, including book multimedia products, are expected to decline slightly while paper prices are expected to rise approximately 2%. While no new postal increases are anticipated in 2003, there will be a carry forward impact of 5% from the June 30, 2002 rate increase of 10%. In addition, an average increase of 4% is anticipated for airfreight and trucking costs for 2003. Merit increases for 2003 will approximate 3.1%, a 0.2% increase over 2002.

INTEREST EXPENSE
Interest expense in 2002 was $22.5 million versus $55.1 million in 2001, a $32.6 million, or 59.1%, decrease primarily due to a reduction in interest rates and lower average debt levels. The average commercial paper rate was 1.9% in 2002 versus 4.4% in 2001. Commercial paper borrowings averaged $908.5 million in 2002, down from $1.1 billion in 2001. Reduced interest rates produced $22.7 million of the decrease in interest expense, while lower average debt levels produced $9.5 million of the decrease.

         In 2003, average interest rates on commercial paper are anticipated to rise from current levels in the second half of the year, but full year average rates are not expected to change materially from those experienced in 2002.

PROVISION FOR INCOME TAXES
The provision for income taxes as a percent of income before taxes was 36.3% in 2002 and 38.7% in 2001. The 2002 rate reflects the impact of the divestiture of MMS International (1.2 percentage point reduction) and the elimination of goodwill amortization (1.7 percentage point reduction). Without the one-time benefit of the MMS International transaction but with continuing benefit from the elimination of the goodwill amortization, the 2003 rate is expected to rise to 37.5%.

2001 COMPARED WITH 2000
The Segment Review that follows is incorporated herein by reference.

REVENUE AND EARNINGS
Operating revenue for 2001 increased $364.5 million, 8.5% over 2000 due to growth and acquisitions in the McGraw-Hill Education segment. Operating profit of $763.2 million declined 16.3% from 2000. Product revenue increased 16.0% and service revenue increased 1.3% over 2000. In the fourth quarter of 2001, the Company announced a worldwide restructuring program that includes the exiting of certain businesses, product lines and markets in each of the operating segments. As a result, the Company recorded a restructuring and asset impairment charge of $159.0 million pre-tax ($112.0 million after-tax, or 57 cents per diluted share). Employee severance and benefit costs amounted to $30.2 million pre-tax and asset impairment losses amounted to $128.8 million pre-tax. Asset impairment losses include $36.6 million associated with the closing of McGraw-Hill Education's business training courseware operation, $37.2 million attributed to the disposing of non-strategic properties in the investment services area in Financial Services and costs associated with the disposal, $36.0 million primarily arising from losses on the McGraw-Hill Construction e-commerce investments and emerging technology investments in the venture fund, and $19.0 million on the write-off of certain assets. Approximately 5% of the Company's workforce was reduced. In May 2001, the Company purchased Frank Schaffer Publications, in January 2001, Mayfield Publishing, and in September 2000, Tribune Education Company and Landoll, Inc. (Tribune Education). The results of these operations are reflected in the McGraw-Hill Education segment. On August 31, 2001, the Company purchased Corporate Value Consulting (CVC) from PricewaterhouseCoopers, and its results are accounted for in the Financial Services segment. In early May 2001, DRI was divested, which resulted in a $26.3 million after-tax gain (13 cents per diluted share, $8.8 million pre-tax), recorded within the Financial Services segment. The variance between the pre-tax gain recognized on the sale of DRI of $8.8 million and the after-tax benefit of $26.3 million is the result of previous book write-downs and the inability of the Company to take a tax benefit for the write-downs until the unit was sold. The impact on the effective tax rate for the year from this transaction is -3.4 percentage points. Also included in the operating profit of the Financial Services segment during the second quarter of 2001 is the write-down of certain assets, the shutdown of the Blue List and the contribution of Rational Investors to mPower.com. The total charge for these items was $21.9 million after-tax (11 cents per diluted share, $22.8 million pre-tax). On September 4, 2001, the Company purchased Financial Times Energy from Pearson plc, and its results are reflected in the Information and Media Services segment. Income from operations in 2001 also includes $6.9 million pre-tax, 2 cents per diluted share, related to a gain on the sale of real estate in the first quarter of 2001, which was recorded as other income in the consolidated statement of income. In February 2000, Tower Group International was divested and an after-tax gain of $10.2 million, or 5 cents per diluted share, was included in the Information and Media Services segment. In January 2000, the Company adopted Staff Accounting Bulletin No. 101 (SAB 101), Revenue Recognition in Financial Statements, and recognized a cumulative adjustment of $68.1 million, net of tax, or 35 cents per diluted share. $1.7 million and $60.8 million of the cumulative adjustment was recognized in 2001 and 2000, respectively. Net income in 2001 was $377.0 million, 6.6% lower than 2000. Earnings per share for 2001 decreased 6.8% to $1.92.

EXPENSES
Total expenses for 2001 increased 13.4%. The increase in total expenses is primarily the result of the restructuring charge and acquisitions net of divestitures. Operating product expense increased 20.9%, also as a result of the restructuring charge and acquisitions net of divestitures. Operating service expense increased 8.0% in 2001 primarily from higher volume in the Financial Services segment. In 2001, combined paper, printing and distribution prices for product-related manufacturing increased 0.2%. The overall increase was held to this modest level primarily through negotiations with paper suppliers and a weak paper marketplace, as well as negotiated savings in printing and paper from the Tribune Education acquisition. These actions more than offset the 7.5% increase in distribution costs resulting from increases from the U.S. Postal Service and other airfreight and trucking carriers. Combined paper, printing and distribution volumes declined 2% in 2001 as compared to 2000. Combined paper, printing and distribution expense represent 23% of operating expenses.

         Selling and general expense increased 10.9% in 2001, reflecting volume increases in the Financial Services segment and increases in the prepublication costs and restructuring charges. Selling and general product expense increased 19.5%, reflecting a $31.6 million increase in amortization of prepublication costs for McGraw-Hill Education's products and the restructuring charge. Selling and general service expense increased due to higher volume at Financial Services. A large component of both operating and selling and general expense is compensation, which increased approximately 11.0% to $1.3 billion. The compensation increased primarily due to acquisitions and other volume related increases. Over the past several years, the tight labor market caused most companies, including The McGraw-Hill Companies, to enhance rewards and benefits in order to attract top talent. During 2001, the economy slowed altering the previous trend.

         Depreciation expense increased $1.8 million in 2001, due to acquisitions. Amortization of intangible assets increased $15.6 million and goodwill amortization increased $9.2 million primarily due to recent acquisitions. Starting in 2002, the Company no longer had to amortize goodwill or intangibles with indefinite lives in accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets. The full year amortization of goodwill was $56.6 million and $47.4 million for 2001 and 2000, respectively.

INTEREST EXPENSE
Interest expense in 2001 was $55.1 million versus $52.8 million in 2000, a $2.3 million, or 4.2%, increase primarily due to borrowings related to acquisitions. The average commercial paper rate was 4.4% in 2001 and 6.4% in 2000.

PROVISION FOR INCOME TAXES
The provision for income taxes as a percent of income before taxes was 38.7% in 2001 and 38.5% in 2000. The 2001 rate reflects the impact of the restructuring charge (2.3 percentage point change), the divestiture of DRI (-3.4 percentage point change) and the write-down of selected assets, the shutdown of the Blue List and the contribution of Rational Investor to mPower.com (1.3 percentage point change).

SEGMENT REVIEW
McGRAW-HILL EDUCATION

(in millions)                2002       2001        2000
----------------------------------------------------------
Operating Revenue          $2,357.1  $2,322.2     $1,993.2
% Increase                      1.5      16.5         14.9
----------------------------------------------------------
Operating Profit           $  331.8  $  263.4(a)  $  307.7
----------------------------------------------------------
% Increase (Decrease)          26.0     (14.4)        12.4
----------------------------------------------------------
% Operating Margin               14        11           15
----------------------------------------------------------

(a) Includes a $62.1 million pre-tax charge for restructuring and asset write-downs.

         McGraw-Hill Education is one of the premier global educational publishers and is the largest U.S. educational publisher serving the elementary and high school (el-hi), college and university, professional, and international markets. The segment comprises two operating groups: the School Education Group, and the Higher Education, Professional, and International Group. McGraw-Hill Education revenue of $2.4 billion increased 1.5% over the prior year. Operating profit increased by $68.4 million to $331.8 million for the year ended December 31, 2002. The softness in operating performance came from the School Education Group, which experienced lighter adoption and open territory opportunities. The segment's operating results include the impact of the accounting change pursuant to Statement of Financial Accounting Standards No. 142 (SFAS No. 142) Goodwill and Other Intangible Assets. The impact of SFAS No. 142 on this segment was a favorable $39.5 million. In 2002, McGraw-Hill Education launched its Global Transformation Project, which will support the segment's global growth objectives, provide technological enhancements that support the infrastructure of management information and customer-centric services, enable process and production improvements throughout the organization, and position McGraw-Hill Education to support the advancement of digital products as an emerging growth opportunity. In 2002, $36.3 million of additions to technology projects were capitalized for the Global Transformation Project. An additional $21.5 million impacted operating profit. The total cost of this project is anticipated to be $140.0 million.

         In 2001, McGraw-Hill Education revenue again achieved double-digit growth, increasing 16.5% over 2000. Included in 2001 performance is the acquisition of Frank Schaffer Publications, in May 2001, Mayfield Publishing, in January 2001, and the Tribune Education Company and Landoll, Inc. (Tribune Education), in September 2000. Operating profit decreased by 14.4%, with Tribune Education, the largest of the acquisitions, having a negligible impact on the operating profit. In the fourth quarter of 2001, the Company announced a worldwide restructuring program that resulted in a $62.1 million pre-tax charge to the McGraw-Hill Education segment. McGraw-Hill Education discontinued small local publishing activities in certain international markets, consolidating international operations to better leverage editorial and production operations globally, and exited its business training courseware operations. McGraw-Hill Education wrote down fixed assets, inventory, goodwill and contracts related to these activities. Almost 600 employees were terminated in this segment as part of these actions.

SCHOOL EDUCATION GROUP
The School Education Group consists of key brands including: SRA/McGraw-Hill, supplementary materials and specialized niche basal programs for the elementary market; Wright Group/McGraw-Hill, innovative supplementary products for the early childhood, elementary, and remedial markets; Macmillan/McGraw-Hill, basal instructional programs for the elementary market; Glencoe/McGraw-Hill, secondary and postsecondary products; CTB/McGraw-Hill, customized and standardized testing materials and scoring services; McGraw-Hill Children's Publishing, consumer-oriented learning products for sale through educational dealers, mass merchandisers, bookstores, and e-commerce; McGraw-Hill Professional Development, dedicated to serving the growing market for fee-based teacher training; and McGraw-Hill Digital Learning, new digital products including McGraw-Hill Learning Network (MHLN.com). The McGraw-Hill School Education Group had revenue decline by 2.3% to $1.4 billion. The McGraw-Hill School Education Group was negatively impacted by the change in both adoption and open territory opportunities within key states. The significant 2001 adoption opportunities included basal reading adoptions in Indiana, Alabama, North Carolina, and Tennessee and the reading and literature adoptions in Texas. 2002 was projected as a much lighter adoption year. The McGraw-Hill School Education Group experienced reductions in adoption opportunities primarily within North Carolina, California and Texas. Macmillan/McGraw-Hill Reading did not meet expectations in the Oklahoma and Florida adoptions. Open Court Reading, McGraw-Hill's research-based reading program, performed well in Florida, California and in the open territories. McGraw-Hill School Education Group obtained over 30% of the elementary reading adoption in California. The Group led all competition in K-12 science, the largest adoption opportunity in 2002. The Group's science products in the middle school science adoption in Texas achieved a 40% share. Everyday Mathematics, designed for grades K-6, also saw growth in sales. According to the Association of American Publishers' year-to-date statistics through December 2002, for the kindergarten through twelfth grade excluding testing, total adoption and open territory sales for the industry decreased 5%. With cutbacks in fiscal year 2002 state budgets, which ran through June 30 in most states, the industry experienced further decline. Facing deficits when their tax revenues fell short of projections, 33 states had to revise their budgets downward during the first half of 2002, and 17% of those states made some cuts in their kindergarten through twelfth grade spending, according to the National Conference of State Legislatures. The state of Virginia cancelled its reading adoption, but did make some discretionary purchases.

         In 2002, supplemental product sales were down across the industry. A large proportion of supplemental sales is made up of small orders from individual teachers using classroom or school discretionary funds to meet the needs of their particular students. At many schools these discretionary funds were cut back in the fall of 2002 as a result of reductions in state budgets. In the case of reading, the largest supplemental curriculum area, sales were also affected by delays concerning the release of federal Reading First funds, which caused uncertainty regarding the upcoming year. The McGraw-Hill School Education Group's Jamestown remedial reading product was one bright spot in the supplemental product area in 2002. This remedial reading product meets a critical need at the secondary and postsecondary levels.

         In 2002, McGraw-Hill's summative test products performed well. New contracts in California, West Virginia and Washington, D.C. added to revenue growth. Higher revenue from Indiana, New York, Missouri, New Mexico and Tennessee also generated summative testing product growth. In particular, the California Star program, which utilizes TerraNova 2/e, a standardized achievement test, provides a continuous market for ancillary products such as teachers' guides.

         In 2002, the McGraw-Hill School Education Group exited the children's coloring book business. This decision resulted in a revenue loss of $3.1 million for 2002.

         For 2003, the adoption cycle offers higher sales potential for grades K-12. A public- policy consensus supporting continued emphasis on accountability and the need to improve the level of achievement of the nation's students, added to a student population that continues to grow, should contribute to sales growth. Other factors driving sales growth include steadily growing school and home markets for technology-based products and services and emerging markets for preschool and teachers' professional development. Other issues will serve to counterbalance these growth factors, including a slowdown in the rate of enrollment increase, particularly in grades K-6; budget constraints in some states in reaction to diminished tax revenues caused by the soft economy of 2002; and competition for educational budget dollars with other school improvement efforts. K-12 social studies presents the biggest adoption opportunity for 2003 with Indiana, North Carolina and Texas all scheduled to purchase materials.

         The McGraw-Hill School Education Group continues to hold strong positions in both the custom testing markets and in shelf test materials. In 2003, the McGraw-Hill School Education Group will not only focus on winning additional custom contracts in key states, but also will pursue development of online tests and low-stakes assessment products that can be offered in an online environment. To respond effectively to these and other opportunities, the Group has been making investments in technological improvements, which will continue in 2003. With the passage of the federal education reform plan, which requires states to demonstrate adequate yearly progress through the use of an annual test in reading and math for grades 3-8, the Group is nicely positioned to grow in the summative testing area again in 2003. The growth rate is difficult to predict, however, because much of the current funding in the testing market comes from state budgets, and many states are under severe constraints given shortfalls in state revenues. Although the No Child Left Behind legislation is clearly a major driver in the testing market, it is difficult to determine the exact amount of federal versus state dollars that flow to the marketplace because of the way state contracts are awarded and paid over time.

         For 2003, the K-12 market is anticipated to grow 2-4% and the Company anticipates its K-12 business will outperform the market.

         The School Education Group's revenue grew 24.0% to $1.38 billion for 2001. The year was characterized by a difficult economy, which was exacerbated by the tragic events of September 11th. Strong adoption opportunities in most states, a student population that continued to grow, albeit at a slower rate, and a public-policy consensus supporting continued emphasis on accountability and the need to improve the level of achievement of the nation's students, resulted in the revenue growth at the School Education Group.

         Within the School Education Group, the infusion of former Tribune Education properties, in particular Everyday Mathematics, designed for grades K-6, provided for growth. Although the program's extraordinary 2000 success in California could not be fully replicated in 2001, Open Court Reading sales increased in the open territories and in targeted adoption states. McGraw-Hill Reading was successful in Indiana, North Carolina, and Tennessee as well as the open territories. School Education Group took an estimated share in excess of 40% of the reading adoption in Texas, grades 4-6, and approximately 40% of the North Carolina reading adoption. McGraw-Hill Education also launched new mathematics and language arts programs in 2001. McGraw-Hill Mathematics did not meet expectations in California but performed well elsewhere, while McGraw-Hill Language Arts captured one-third of the Texas adoption business in its category. Funding issues in several key states and reduced demand for science compared to 2000, when there were excellent adoption opportunities in North Carolina, Florida, and West Virginia tempered growth. Higher statewide testing contract sales and related scoring revenues generated growth while shelf tests and software sales remained level with prior year. Contract work reflected expanded effort in California, Indiana, and Maryland. TerraNova, a standardized achievement test, continued to be a very successful shelf test in its product offering.

HIGHER EDUCATION, PROFESSIONAL AND INTERNATIONAL GROUP
The Higher Education, Professional and International Group serves the college, professional, international and adult education markets. In 2002, revenue for the Higher Education, Professional and International Group grew 7.0% to $1.0 billion. McGraw-Hill Higher Education provided most of the growth both domestically and internationally. All major imprints experienced growth, with Science, Engineering and Mathematics the strongest. The Group gained market share in the Science, Engineering and Mathematics and the Business and Economics imprints. Some of the more important titles include McConnell, Economics, 15/e; Nickels, Understanding Business, 6/e; Raven, Biology, 6/e; Shier, Hole's Human A&P, 9/e; Garrison, Managerial Accounting, 10/e; Mader, Inquiry into Life, 10/e; and Kerin, Marketing, 7/e.

         The downturn in the equity markets had an unfavorable impact on the business, investing, and finance professional publishing programs. The successful release of Harrison's Principles of Internal Medicine, 15/e, in the first quarter of 2001 was not repeated in 2002. The performance of the computing titles was unfavorably affected by the continued decline in information technology spending as well as the reduction in PC sales. These trends were experienced both domestically and internationally. The change to a "credit card only" policy at the beginning of 2002 in the direct marketing channel depressed 2002 revenue but increased margins. The domestic medical marketplace has stabilized after two years of disruption, and a strong interest in robotics in consumer and educational markets has driven demand for books on this subject and for innovative build-your-own educational kits. Trade and reference products performed well, especially in academic markets such as foreign languages, dictionaries and test preparation.

         Higher Education imprints performed well internationally particularly in Latin America, Canada and Europe. In addition, Canada increased revenue by $3.7 million, partially benefiting from the elimination of the 13th grade, which will take effect in 2003. In anticipation of this change, early enrollments in colleges and universities grew in 2002. The benefit of the elimination of the 13th grade will be experienced for the next few years. Professional titles remained soft in all regions.

         The Higher Education, Professional, and International Group is expecting revenue to grow in the coming year. With continued increases in enrollments in college and increased demand in specific professional segments of the market, such as digital photography, wi-fi technologies, and the upcoming Office 11 release, the McGraw-Hill Higher Education, Professional, and International Group is prepared to grow ahead of the industry projections in 2003. Recognizing that technology continues to be the key trend in higher education for course management and content delivery, the Group will aggressively pursue a variety of e-initiatives, including PageOut, e-books, e-learning, and online faculty training and support. The title count of professional books will remain flat in 2003, and will not include the release of the Encyclopedia of Science and Technology, 9/e, as in 2002 or Harrison's Principles of Internal Medicine, 15/e, as in 2001. A key competitive trend in the professional reference market is the development of digital distribution channels and digital products, which are growing more rapidly than print products. The Higher Education, Professional, and International Group will continue to pursue investments in digital publishing and e-commerce via internal and external co-publishing alliances. The improvement in the general economic environment should spur the growth for this Group's products globally in 2003.

         The college market is expected to grow revenue approximately 6% to 7% in 2003. The Company anticipates that its college business will outperform the industry.

         In 2001, revenue for the Higher Education, Professional, and International Group grew 7.0% to $942.0 million. All major Higher Education imprints experienced double-digit growth rates from their ongoing business, with Business and Economics the strongest unit. Key titles driving this performance were Kapoor, Personal Finance, 6/e; O'Brien, Introduction to Information Systems, 10/e; and McConnell, Economics, 15/e. The Science, Engineering and Mathematics imprint had a solid front list performance owing in part to Mader, Biology, 7/e, and Saladin, Anatomy and Physiology, 2/e, while the Humanities, Social Science and Languages did equally well with sales of Lucas, Art of Public Speaking, 7/e, and Knorre, Puntos de Partida, 6/e, contributing. Mayfield Publishing, a 2001 acquisition, was successfully integrated into the Humanities, Social Science and Languages, bringing added growth over prior year. Tribune's NTC trade product line also contributed to the growth in revenue. The downturn in the equity markets in 2001 had an unfavorable impact on the pre-acquisition business, investing, and finance publishing programs. The Scientific, Technical and Medical business, generally less volatile than other product lines, registered a modest increase in sales, in part owing to the new edition of Harrison's Principles of Internal Medicine, 15/e, which was published in February 2001. Computing titles were unfavorably affected by the steep decline in information technology spending as well as the reduction in PC sales and the demise of numerous dot-coms, resulting in the first downturn for this imprint in many years.

FINANCIAL SERVICES

(in millions)                2002       2001           2000
-------------------------------------------------------------
Operating Revenue          $1,621.1     $1,477.2     $1,280.2
% Increase                      9.7         15.4          4.4
-------------------------------------------------------------
Operating Profit           $  569.7(a)  $  434.8(b)  $  390.9
% Increase                     31.0         11.2          7.5
-------------------------------------------------------------
% Operating Margin               35           29           31
-------------------------------------------------------------

(a) Includes $14.5 million pre-tax loss on the sale of MMS International.

(b) Includes a $43.1 million pre-tax charge for restructuring and asset write-downs, an $8.8 million pre-tax gain on the sale of DRI and a $22.8 million pre-tax charge for the write-down of certain assets, the shutdown of the Blue List and the contribution of Rational Investors to mPower.com.

         Financial Services operates under the Standard & Poor's brand as one reporting unit and provides credit ratings, evaluation services, and analyses globally on corporations, financial institutions, securitized and project financings, and local, state and sovereign governments. Financial Services provides a wide range of analytical and data services for investment managers and investment advisors globally. Corporate Value Consulting (CVC) is a leading provider of valuation and consulting services.

         In September 2002, the Financial Services segment divested MMS International, which resulted in a pre-tax loss of $14.5 million and an after-tax benefit of $2.0 million, 1 cent per diluted share. The variance between the pre-tax loss on the sale of MMS International and the after-tax benefit is the result of previous book write-downs and the inability of the Company to take a tax benefit for the write-downs until the unit was sold. The impact on the effective tax rate for the year from this transaction is a reduction of 1.2 percentage points.

         The impact of the accounting change under Statement of Financial Accounting Standards No. 142 (SFAS No. 142), Goodwill and Other Intangible Assets was a contribution of $14.0 million to operating profit.

         In the fourth quarter of 2001, the segment took a restructuring and asset impairment charge of $43.1 million pre-tax. The bulk of the restructuring charge comes from write-downs of intangible assets related to Standard & Poor's decision to dispose of certain non-strategic properties in the investment services area. Standard & Poor's acquired the U.S. Corporate Value Consulting business of PricewaterhouseCoopers on August 31, 2001. Results of operations for 2002 reflect an incremental $58.3 million in revenue related to the acquisition of CVC versus 2001. In early May 2001, DRI was divested, which resulted in an $8.8 million pre-tax gain ($26.3 million after-tax, 13 cents per diluted share).

         The variance between the pre-tax gain recognized on the sale of DRI of $8.8 million and the after-tax benefit of $26.3 million is the result of previous book write-downs and the inability of the Company to take a tax benefit for the write-downs until the unit was sold. The impact on the effective tax rate for 2001 of this transaction was a reduction of 3.4 percentage points. Also included in operating profit of 2001 is the write-down of certain assets, the shutdown of the Blue List and the contribution of Rational Investors to mPower.com. The total charge for these items was $22.8 million pre-tax ($21.9 million after-tax, 11 cents per diluted share). The impact on the effective tax rate for 2001 of these transactions was an increase of 1.3 percentage points due to the inability of the Company to take a benefit for these write-downs.

         In 2002, the Financial Services segment revenue increased 9.7% benefiting from Structured Finance, contributing $72.1 million to the growth in revenue, the acquisition of CVC contributing $58.3 million incremental revenue growth and Corporate and Government ratings contributing $30.4 million to the growth in revenue of the segment. Operating profit in 2002 increased by 31%. Operating margin increased to 35% from 29% in 2001. International revenue for the Financial Services segment grew by 11.1% and represents 27.8% of total revenue of the segment.

         Standard & Poor's ratings operates in four areas: Corporates & Governments (Corporate & Infrastructure, Financial Services, Municipal Finance, Sovereigns and Evaluation Services), Structured Finance, Securities Services and

Risk Solutions. Securities Services, formerly known as E-Business Services, comprises Securities Classifications, Securities Information and Securities Evaluations. Risk Solutions focuses on delivering quantitative tools and analytics, customized services and training to the credit risk management market.

         In 2002, revenues for Standard & Poor's grew on the strength of the structured finance market due primarily to the strength of the mortgage-backed securities sector. The asset- and mortgage-backed markets continued to benefit from the series of interest rate reductions by the Federal Reserve. Asset-backed dollar volume issuance rose 16%, while mortgage-backed dollar volume issuance rose 23%, according to Securities Data Corporation. Revenue from Corporates and Governments ratings grew at a more modest rate due to a 36% issuance decline in the corporate sector, which reflected the weak economic environment as well as the accounting irregularities that shook investor confidence. High-yield dollar volume issuance, also down by 36% for the year, was attributable to the flight to quality and mistrust of corporate management. U.S. municipal issuance was up 25% due to the favorable interest rate environment which drove refinancing and reduced tax receipts which increased the need for financing for general expenditures including education. In total, U.S. new issue dollar volume was off 7% and unit volume was off 2% for 2002 according to Securities Data Corporation. In Europe, new issue dollar volume fell 12% but unit volume increased 5% for 2002 according to Bondware. The negative economic environment impacted European issuance, primarily in the corporate and financial services sectors.

         Bank loan ratings, ratings evaluation services and counter-party risk ratings showed double-digit growth in revenue globally. Asset-backed and mortgage-backed issuance in the United States, Asia and Europe contributed to the growth in the Financial Services segment. The segment also experienced increased demand for modeling and related analytic tools and credit training.

         On August 31, 2001, Standard & Poor's acquired CVC. This acquisition expanded Standard & Poor's capabilities to provide valuation and consulting services. CVC's primary services are valuations for financial and tax reporting, financial modeling, assistance regarding capital usage and the management of intellectual property assets. The acquisition contributed $58.3 million, or 40.5%, to the growth in revenue of the Financial Services segment in 2002. CVC was negatively impacted in 2002 by the reduced level of merger and acquisition activity. According to Bloomberg Mergers and Acquisitions Database, as of December 31, 2002, the dollar volume and the number of announced deals involving a U.S. company declined 40% and 21%, respectively, as compared with the year ended December 31, 2001.

         Standard & Poor's is a leading provider of data, analysis and independent investment advice and recommendations. The financial services industry experienced adverse market conditions in 2002 and profit pressures faced by financial services firms led to cost reductions and layoffs at these firms. These conditions were the result of declining merger and acquisition transactions as well as general market declines as the S&P 500 declined for the third straight year. These market conditions resulted in decreased demand for information products and services. Retail brokerage, Internet redistribution and foreign exchange markets remained soft throughout the year.

         Assets of the S&P Depositary Receipts (SPDRs) traded on the American Stock Exchange and the Barclays Global Investors-sponsored iShares increased in 2002. ETFs based on S&P indexes grew to $63.2 billion, up 30% over 2001. Demand for advice on portfolio strategies based on S&P's STARS stock recommendations, fund evaluations, asset allocation and other proprietary investment techniques declined in 2002.

         During 2002, MMS International was divested in order to focus on serving investment managers and investment advisers. Cost containment occurred throughout the segment.

         In 2003, Standard & Poor's anticipates an economic recovery will require corporations to raise capital both domestically and overseas, with the exception of Latin America. The outlook is very dependent on the timing and extent of the economic recovery and interest rate movements. In 2003, the corporate sector is expected to benefit from the long-delayed recovery in economic fundamentals, which will strengthen the business sentiment needed for corporations to engage in capital spending. Growth will be driven by equipment replacement initially and some merger and acquisition activity. The financial sector is expected to continue to consolidate, and the insurance sector is expected to increase capital levels significantly due to catastrophic losses in both underwriting and in investment activities. Standard & Poor's expects that the European Monetary Union will continue to facilitate disintermediation with borrowers obtaining increasingly more financing through the public debt markets rather than banks. This trend and the anticipated economic recovery will drive issuance levels in 2003. The securitization market has grown significantly over the last decade in the United States, Europe and Asia. This trend should continue in 2003. Issuance in the public finance sector should remain strong as states and municipalities continue to turn to the debt markets to help stem the decline in tax receipts. Standard & Poor's anticipates continued growth in demand for its corporate credit ratings, primarily in Europe. The segment anticipates continued demand for modeling and other risk-based tools as well.

         In 2003, Standard & Poor's foresees the market environment to remain essentially unchanged for CVC. The merger and acquisition activity in 2002, which was well below 2001, is anticipated to modestly improve in 2003.

         In 2003, Standard & Poor's will continue to focus on providing data, analysis and advisory services to investment managers and investment advisors. The economic recovery in the financial markets will provide growth opportunities for analytic and advisory services and products. Standard & Poor's anticipates continued growth in its revenues tied to assets under management and transaction volumes. In 2003, Standard & Poor's will grow while continuing to focus its efforts on its core customers and continuing to expand its analytical excellence.

   In 2001, the Financial Services segment revenue increased 15.4% benefiting from a strong public bond market. Operating profit in 2001 increased by 11.2%. Operating margin declined to 29% from 31% in 2000. In the fourth quarter of 2001, the segment took a restructuring and asset impairment charge of $43.1 million pre-tax. The bulk of the restructuring charge comes from write-downs of intangible assets related to Standard & Poor's decision to dispose of certain non-strategic properties in the investment services area. Standard & Poor's acquired the U.S. Corporate Value Consulting business of PricewaterhouseCoopers on August 31, 2001. In early May 2001, DRI was divested, which resulted in an $8.8 million pre-tax gain ($26.3 million after tax, 13 cents per diluted share). The variance between the pre-tax gain recognized on the sale of DRI of $8.8 million and the after-tax benefit of $26.3 million is the result of previous book write-downs and the inability of the Company to take a tax benefit for the write-downs until the unit was sold. This transaction was offset by write-downs in 2001 for which no tax benefit could be taken. The impact on the effective tax rate for the year from this transaction is -3.4 percentage points. Also included in operating profit is the write-down of certain assets, the shutdown of the Blue List and the contribution of Rational Investors to mPower.com. The total charge for these items was $22.8 million pre-tax ($21.9 million after tax, 11 cents per diluted share). The impact of the restructuring and asset impairment charge, the sale of DRI, the write-down of selected assets, the shutdown of the Blue List and the contribution of Rational Investors resulted in a 4% decrease in the operating margin. The impact of the acquisition of CVC on 2001 operating profit and operating margin was not material. In 2001, a portion of Personal Wealth was transferred from the Information and Media Services segment to Investment Services. All years have been restated for the transfer.

         The markets in 2001 benefited from a year-long series of interest rate reductions by the Federal Reserve. Issuers capitalized on the low interest rate environment and as a result, new public debt issuance was strong both inside and outside of the United States and across all sectors of the bond market. In the U.S., public debt issuance grew by 50%, while European bond issuance rose by 12%. Structured finance, corporates and municipals were major drivers of the growth in new issuance. Revenue growth in the segment came primarily from asset-backed and strong mortgage-backed market issuance and continued strong demand in Europe and Asia for structured products. In addition, significant revenue growth was derived from such products as issuer credit ratings, bank loan ratings and rating evaluation services. Revenues from these non-traditional services were exceptionally robust internationally, especially in Europe. Counter-party risk ratings also contributed to growth. New municipal issuance grew significantly for education and general government purposes; however, much of the growth in issuance was driven by refundings. Non-traditional products such as School Evaluation Services continue to gain favorable market acceptance.

         In 2001, the following indexes were launched: futures trading in Australia on the S&P/ASX 200, in Japan on the S&P/Topix 150 and in Europe (Madrid Futures Exchange) on the S&P Europe 350. Assets of the S&P Depositary Receipts (SPDRs) traded on the American Stock Exchange and the Barclays Global Investors-sponsored iShares increased in 2001. ETFs based on S&P indexes grew to $48.6 billion, up 27% over 2000. Assets under management for the largest fund licensed to the 5-STAR Picks portfolios reached $2.8 billion in 2001.

INFORMATION AND MEDIA SERVICES

(in millions)                        2002      2001        2000
-----------------------------------------------------------------
Operating Revenue                  $ 809.5   $ 846.1     $1,007.6
% Decrease                            (4.3)    (16.0)        (2.2)
-----------------------------------------------------------------
Operating Profit                   $ 118.0   $  65.0(a)  $  212.9(b)
% Increase (Decrease)                 81.6     (69.5)        14.8
-----------------------------------------------------------------
% Operating Margin                      15         8           21
-----------------------------------------------------------------

(a) Includes a one-time charge of $34.9 million pre-tax for restructuring and asset write-down.

(b) Includes a one-time gain of $16.6 million pre-tax from the sale of Tower Group International.

         The Information and Media Services segment comprises two operating groups, which include business and professional media offering information, insight and analysis: the Business-to-Business Group (comprising brands including BusinessWeek, McGraw-Hill Construction, Platts, Aviation Week, and Healthcare Information) and Broadcasting.

         The Information and Media Services segment revenue declined 4.3% to $809.5 million in 2002 and operating profit increased 81.6% to $118.0 million. In the fourth quarter 2001, the segment took a charge of $34.9 million pre-tax for restructuring and asset write-downs. Most of this charge relates to write-downs of certain e-commerce investments at McGraw-Hill Construction and staff reductions across the segment. On September 4, 2001, Platts purchased Financial Times Energy (FT Energy), a leading provider of energy information, research and consulting services. FT Energy contributed $28.2 million of incremental revenue to the Information and Media Services segment in 2002. During 2002, the segment reduced 400 positions, including those contemplated by the restructuring in the fourth quarter of 2001, in excess of 10% of total positions. The operating results of the segment reflect the weak advertising market experienced in 2002 and cost containment activities. The change in accounting pursuant to SFAS No. 142 contributed $3.1 million to operating profit in 2002.

         In 2003, the economy is expected to improve and with it the advertising market.

The growth in advertising should occur in the second half of 2003.

         The Information and Media Services segment revenue declined 16.0% to $846.1 million in 2001 and operating profit declined 69.5% to $65.0 million. In the fourth quarter 2001, the segment took a charge of $34.9 million pre-tax for restructuring and asset write-downs. Most of this charge related to write-downs of certain e-commerce investments at McGraw-Hill Construction (formerly Construction Information Group) and staff reductions across the segment. Approximately 300 employees were terminated. On September 4, 2001, Platts purchased Financial Times Energy (FT Energy), a leading provider of energy information, research and consulting services. In 2001, the segment also transferred a portion of its Personal Wealth business from BusinessWeek to the Financial Services segment. All periods have been restated to reflect this transfer. The operating results of the segment reflect the weak advertising market experienced in 2001.

BUSINESS-TO-BUSINESS GROUP
The economy and business environment continued to be unfavorable in 2002. Revenues declined 5.5% to $700.1 million from 2001 for the Business-to-Business Group.

         BusinessWeek's North American edition revenue declined for a second consecutive year in 2002. Advertising spending was impacted by the weak economy and the related decline in business-to-business technology advertising. Branding money continued to decline in 2002. According to the Publishers Information Bureau, BusinessWeek's North American advertising pages declined 12.1% in 2002, with one less issue but the same number of issues for revenue recognition purposes. The decline in advertising pages is consistent with that experienced by BusinessWeek's major competitors.

The rate of expansion in the construction industry slowed during 2002. The value of new construction starts increased 1% to $498.7 billion, after a 5% gain in 2001 and an 8% average growth during the previous ten years. Residential building in 2002 continued to be robust, rising 12%, while public works construction advanced 4%. However, non-residential building fell 10% due to the weakness for the commercial property types, such as offices, hotels and warehouses. The construction related advertising market was soft during 2002, resulting in reduced advertising pages in ENR magazine. Both ENR and Architectural Record gained market share in 2002, according to Inquiry Management Systems. During 2002, the Business-to-Business Group divested CAP, a non-core business, resulting in a reduction of revenue of $2.4 million, with no significant impact on operating profit. Also in 2002, Dodge SCAN, an outdated product line, was discontinued. Dodge electronic project lead manager, an electronic project news product, and the digital plans and specifications product experienced increased demand. Increased demand for Sweets Residential products helped offset lower Sweets File sales both domestically and in Canada.

         In September 2001, Platts acquired FT Energy from Pearson plc. FT Energy contributed $28.2 million of incremental revenue to the Business-to-Business Group for 2002.

         Aviation advertising volumes declined in 2002 as the commercial airline industry remained in turmoil. Healthcare advertising declined due to the general economic downturn, fewer drugs approved in 2002 versus 2001 and an increase in direct-to-consumer advertising by the pharmaceutical industry.

         Across the Business-to-Business Group positions were eliminated and costs rationalized in light of the weak advertising market.

         In 2003, the Business-to-Business Group anticipates an up tick in the advertising market in the second half of 2003, as the economy recovers. Advertising growth for the business publications is dependent on a recovery in the technology and financial services driven by strong corporate earnings in these and other sectors of the economy. In 2003, there will be advertising rate increases of 5.0% for the BusinessWeek North American edition and 3.0% for the European and Asian editions. In 2003, total construction is expected to decline to 2%, as the result of a slower pace for single family housing and some loss of momentum for public works. At the same time, non-residential building is projected to stabilize after two years of decline. The downturn for commercial building will be less severe than in 2002, and school construction is expected to remain at a high volume. The potential uncertainty surrounding the oil industry is expected to negatively impact the demand for energy information products. Some specific categories within the energy market, like trading and plant construction, will be relatively flat year-to-year. The aerospace advertising market is expected to recover in 2004, after remaining flat in 2003. The commercial airline industry is going through turmoil with significant restructuring and consolidation impacting the entire industry. Opportunities for growth in this market in 2003 exist in the areas of homeland security and military aviation. The pharmaceutical market is expected to remain focused on direct-to-consumer advertising. In 2003, the Business-to-Business Group will continue efforts to cut costs, outsource non-core competencies and right-size its businesses.

         The economy and business environment, which was so favorable to the group in the latter part of 1999 and 2000, turned unfavorable in 2001. Revenues declined 14.0% to $740.6 million from 2000. Only energy information products produced revenue increases.

         BusinessWeek's North American edition revenue declined from a record level in 2000. During 2001, a significant number of dot-com companies ceased operations and earnings pressure on corporations, particularly technology companies, resulted in a slowdown in the advertising spending. According to the Publishers Information Bureau, BusinessWeek's North American advertising pages declined 37% in 2001. The decline in advertising pages was consistent with that experienced by BusinessWeek's major competitors. During 2001, BusinessWeek North America, BusinessWeek Online and other ancillary products resized their resources. The rate of expansion in the construction industry slowed during 2001. The rate of expansion in non-residential building declined in 2001. The value of new construction starts for 2001 was estimated to decrease 3% as compared with a 2000 positive growth of 3%.

         Revenue grew in 2001 for the energy information products as volatility in the energy market increased the demand for news and information. Market conditions for aviation information products were better than expected at the beginning of 2001, as industry sales were up. However conditions deteriorated dramatically after September 11th and revenue and operating profit in this sector declined.

BROADCASTING
The Broadcasting Group operates four television stations, all ABC affiliates:
VHF stations in Denver, Indianapolis and San Diego and a UHF station in Bakersfield, California. In 2002, the Group's revenue increased by 3.6%, to $109.4 million as a result of political advertising. Weaker advertiser demand experienced across the entire broadcasting industry, due to the economic downturn, dampened the benefit of the increase in political advertising. In addition, during 2002, NBC affiliated stations benefited from the broadcast of the Winter Olympics which garnered advertising funds that would have been spent on other television stations. The Group softened the impact of lower revenue growth through the cost reduction efforts including the implementation of technology that allowed the stations to streamline local news production. The stations finished the year with operating expenses below 1993 levels, and with advertising time sales up 4.2% over 2001. Excluding political advertising, advertising time sales fell 4.0% from 2001. National advertising time sales excluding political advertising advanced, while local advertising time sales excluding political advertising declined.

         In 2002, the Denver station renegotiated its contract with Comcast, allowing for cable retransmission of its signal plus a new cable 24 hour news channel. In addition, the Bakersfield station negotiated an agreement with Time Warner Cable for an evening cable news channel. All of the stations now have cable news channels, allowing them to further leverage their news content.

         In 2003, the Broadcasting Group expects to remain flat with 2002. ABC's airing of the Super Bowl and NBA games, as well as the recovery of the advertising market as the general economy improves, is expected to offset the loss of political advertising. The stations will continue to refine and promote their local brands to improve ratings in local newscasts and other programming.

         Starting in the fourth quarter of 2004, the network compensation agreements with ABC will begin to expire. The current favorable terms of these contracts are not expected to recur.

         In 2001, the Broadcasting Group's revenue declined by 17.5%, to $105.5 million as a result of prior year political advertising and weak advertiser demand that was experienced across the entire broadcasting industry due to the economic downturn. Excluding political advertising from 2000, advertising time sales were down 11.4% in 2001. The Group softened the impact of lower revenue through cost reduction efforts including the implementation of technology that allowed the stations to centralize certain broadcasting functions.

CRITICAL ACCOUNTING POLICIES
The SEC issued Financial Reporting Release No. 60, Cautionary Advice Regarding Disclosure About Critical Accounting Policies (FRR 60), relating to the provision of additional disclosure and commentary on those accounting policies of the Company considered most critical. FRR 60 considers an accounting policy to be critical if it is important to the Company's financial condition and results, and requires significant judgment and estimates on the part of management in its application. The Company believes the following represents its critical accounting policies as contemplated by FRR 60.

         Revenue is generally recognized when goods are shipped to customers or services are rendered. Units whose revenue is principally from service contracts record revenue as earned. Revenue relating to agreements which provide for more than one service is recognized based upon the fair value to the customer of each service component and as each component is earned. If the fair value to the customer for each service is not objectively determinable, revenue will be recognized ratably over the service period. Fair value is determined for each service component through a bifurcation analysis which relies upon the pricing of similar cash arrangements that are not part of the multi-element arrangement. Advertising revenue is recognized when the page is run or the spot is aired. Subscription income is recognized over the related subscription period.

         Product revenue comprises the revenue from the McGraw-Hill Education segment and the circulation revenue from Information and Media Services, and represents primarily books and magazines. Service revenue represents the revenue of the Financial Services segment and remaining revenue of Information and Media Services, and represents information-related services and advertising.

         The accounts receivable reserve methodology is based on historical analysis and a review of outstanding balances. The impact on operating profit for a one percentage point change in the allowance for doubtful accounts is $12.3 million. A significant estimate in the McGraw-Hill Education segment, and particularly within the Higher Education, Professional and International Group, is the allowance for sales returns, which is based on the historical rate of return and current market conditions. Should the estimate for Higher Education, Professional and International Group vary by one percentage point, it would have an approximate $10 million impact on operating profit. Inventories are stated at the lower of cost (principally first-in, first-out) or market. A significant estimate in the McGraw-Hill Education segment is the reserve for inventory. The reserve is based upon management's assessment of the marketplace of products in demand as compared to the number of units currently on hand. Prepublication costs, principally outside preparation costs, are amortized primarily from the year of publication over their estimated useful lives, generally two to five years, using either an accelerated or straight-line method. The majority of the programs are amortized using an accelerated methodology. The Company periodically evaluates the remaining lives and recoverability of such costs, which are sometimes dependent upon program acceptance by state adoption authorities, based on expected undiscounted cash flows. The Company reviews long-lived assets, including intangible assets, and goodwill for impairment annually, or sooner whenever events or changes in circumstances indicate the carrying amounts of such assets may not be recoverable. Upon such an occurrence, recoverability of these assets is determined as follows. For long-lived assets that are held for use, the Company compares the forecasted undiscounted net cash flows to the carrying amount. If the long-lived asset is determined to be unable to recover the carrying amount, then it is written down to fair value. For long-lived assets held for sale, assets are written down to fair value. Fair value is determined based on discounted cash flows, appraised values or management's estimates, depending upon the nature of the assets. Intangibles with indefinite lives are tested by comparing their carrying amounts to fair value. Impairment within goodwill is tested using a two step method. The first step is to compare the fair value of the reporting unit to its book value, including goodwill. If the fair value of the unit is less than its book value, the Company then determines the implied fair value of goodwill by deducting the fair value of the reporting unit's net assets from the fair value of the reporting unit. If the book value of goodwill is greater than its implied fair value, the Company writes down goodwill to its implied fair value.

LIQUIDITY AND CAPITAL RESOURCES

(in millions)                     2002       2001
---------------------------------------------------
Working Capital                $ (101.0)   $  (63.4)
---------------------------------------------------
Total Debt                     $  578.3    $1,056.5
---------------------------------------------------
Gross Accounts Receivable      $1,232.9    $1,315.2
% (Decrease)                       (6.3)       (2.7)
---------------------------------------------------
Inventories                    $  360.8    $  402.6
% (Decrease) Increase             (10.4)        3.5
---------------------------------------------------
Investment in
  Prepublication Costs         $  249.3    $  294.5
% (Decrease) Increase             (15.4)       17.8
---------------------------------------------------
Capital Expenditures           $   70.0    $  116.9
% (Decrease) Increase             (40.1)       19.6
---------------------------------------------------

         The Company continues to maintain a strong financial position. Cash flow from operations remained at $1.1 billion for 2002 as compared with 2001. Cash flow from operations more than covered dividends, investment in publishing programs, capital expenditures, repurchase of shares and permitted the Company to reduce outstanding debt. Shares repurchased under the repurchase program were used for general corporate purposes including the issuance of shares for stock compensation plans. Included in other current liabilities in 2002 is the offset of current assets to previously established reserves for the final closedown of the former Continuing Education Center, resulting in no cash or income statement impact.

         In 2002, total debt decreased $478.2 million, as cash flow was used to repay debt. At December 31, 2002, commercial paper borrowings were $573.1 million and there were no Extendible Commercial Notes (ECNs) outstanding. On August 14, 2001, the Company entered into a $650 million, 364-day revolving credit facility. On October 10, 2001, an additional $25 million was added to the facility, bringing the total to $675 million. This facility provided that the Company could borrow until August 13, 2002, on which date the facility commitment terminated and the maturity of such borrowings could not be later than August 13, 2003. On July 23, 2002, the Company replaced this credit facility with a new 364-day, $675 million credit facility that allows it to borrow until July 22, 2003, on which date the facility agreement terminates and the maturity of such borrowings may not be later than July 22, 2004. The Company continues to pay a facility fee of 5 basis points on the 364-day facility (whether or not amounts have been borrowed) and borrowings may be made at 15 basis points above the prevailing LIBOR rates. The commercial paper borrowings are also supported by a $625 million, 5-year revolving credit facility, which expires August 15, 2005. The Company pays a facility fee of seven basis points on the 5-year credit facility whether or not amounts have been borrowed, and borrowings may be made at 13 basis points above the prevailing LIBOR rates. All of the facilities contain certain covenants, and the only financial covenant requires that the Company not exceed indebtedness to cash flow ratio, as defined, of 4 to 1 at any time. This restriction has never been exceeded. At December 31, 2002, there were no borrowings under any of the facilities. Eighty percent or $458.5 million of the commercial paper borrowings outstanding are classified as long-term. These amounts were determined based upon the Company's detailed financial budgets and cash flow forecasts and supports the Company's ability and intent to retain this debt level throughout 2003.

         Extendible Commercial Notes (ECNs) replicate commercial paper, except that the Company has an option to extend the note beyond its initial redemption date to a maximum final maturity of 390 days. However, if exercised, such an extension is at a higher reset rate, which is at a predetermined spread over LIBOR, and is related to the Company's commercial paper rating at the time of extension. As a result of the extension option, no backup facilities for these borrowings are required. As is the case with commercial paper, ECNs have no financial covenants. There were no ECNs outstanding at December 31, 2002.

         In the third quarter of 2002, the Company redeemed all of the outstanding shares of $1.20 convertible preference stock. The redemption price of $40 per share, as provided by the terms of the preference stock, became payable to holders, who did not otherwise convert their shares into the Company's common stock, on September 1, 2002. Most holders elected conversion prior to redemption.

         Under a shelf registration that became effective with the Securities and Exchange Commission in 1990, an additional $250 million of debt securities can be issued. Debt could be used to replace a portion of the commercial paper borrowings with long-term securities. Total debt as a percentage of total capital decreased to 21.1% at the end of 2002 from 36.3% at the end of 2001.

         Earnings and cash flow are significantly impacted by the seasonality of businesses, particularly educational publishing. The first quarter is the smallest, accounting for 18% of revenue and only 5% of net earnings in 2002. The third quarter is the largest generating over 45% of 2002 annual earnings. This seasonality also impacts cash flow and related borrowing patterns. The Company typically increases its borrowing through the beginning of the third quarter and generates cash over the balance of the year.

         Negative working capital at the end of 2002 was $101.0 million versus $63.4 million at the end of 2001. The change is primarily because of reductions in accounts receivable, inventory and federal tax refunds.

         Accounts receivable (before reserves) decreased $82.3 million, or 6.3%, even with a sales increase of 3.1%. This decrease compares with a decrease of $36.2 million in 2001. The year-to-year decrease was primarily due to improved collection processes for accounts receivable. Number of day's sales outstanding decreased 11 days in 2002 and 4 days in 2001. The accounts receivable reserve methodology is based on historical analysis and a review of outstanding balances. A change of one percentage point in the accounts receivable reserve would have a $12.3 million impact on operating profit.

         Total inventories declined by 10.4% in 2002 from the prior year due primarily to improved efficiencies in inventory management.

         Capital expenditures totaled $70.0 million, primarily from the purchase of property and equipment, compared with $116.9 million in 2001. The decrease in spending in 2002 relates primarily to the reduction in acquisitions in 2002 versus 2001. For 2003 capital expenditures are expected to be approximately $175 million reflecting increased spending for our London centered office space, Canary Wharf, consolidation.

         Additions to technology projects totaled $55.5 million in 2002, primarily from investments in infrastructure for the McGraw-Hill Education segment. For 2003, additions to deferred technology projects are expected to be approximately $90 million.

         Net prepublication costs decreased to $534.8 million at December 31, 2002. Prepublication investment totaled $249.3 million in 2002, $45.2 million less than 2001, reflecting the adoption opportunities. For 2003, prepublication spending is expected to remain at approximately $285 million reflecting the adoption opportunities in key states.

         In 1999, the Board of Directors approved a stock repurchase program authorizing the purchase of up to 15 million shares, which was about 7.5% of the outstanding common stock. The Company repurchased 3.2 million shares for $195.7 million in 2002 for a total of 12.7 million shares for $719.2 million under this program. On January 29, 2003 the Board of Directors approved a new stock repurchase program authorizing the purchase of up to 15 million additional shares, which was approximately 7.8% of the total shares of the Company's outstanding common stock. In addition, there remains available 2.3 million shares under the original stock repurchase program.

         On January 29, 2003, the Board of Directors approved an increase in the quarterly common stock dividend of $0.015, or 5.9% to $0.27 per share.

         In the fourth quarter of 2001, the Company announced a worldwide restructuring program that includes the exiting of certain businesses, product lines and markets in each of its operating segments. $123.0 million of the restructuring expenses were classified as operating expenses on the Consolidated Statement of Income for the year ended December 31, 2001 and $36.0 million were considered non-operating. The operating expenses consisted of $30.2 million in employee severance and benefit costs and $92.8 million in asset impairment losses. The non-operating expenses consisted of $36.0 million related to the write-downs of certain e-commerce and emerging technology investments. The planned workforce reduction of 925 people related to the exiting of certain business activities, product lines and publishing programs to be discontinued or curtailed, and other efforts to improve the effectiveness of the organization. Through December 31, 2002, all the employees under this restructuring program have been terminated and all of the employee severance and benefit costs were paid. The restructuring under this program was completed as of December 31, 2002.

         In 2003, cash flow from operations is expected to be sufficient to cover dividends, investment in publishing programs, capital expenditures, and expected stock repurchases.

MARKET RISK
The Company has operations in various foreign countries. The functional currency is the local currency for all locations, except in the McGraw-Hill Education segment where operations that are extensions of the parent have the U.S. dollar as the functional currency. In the normal course of business, these operations are exposed to fluctuations in currency values. The Company does not generally enter into derivative financial instruments in the normal course of business, nor are such instruments used for speculative purposes. The Company has naturally hedged positions in most countries with a local currency perspective and asset and liability offsets. The gross amount of the Company's foreign exchange positions is $148.6 million as of December 31, 2002, and management has estimated using a value at risk analysis with 90% certainty that based on the historical volatilities of the portfolio that the foreign exchange gains and losses will not exceed $16.1 million during 2003. The Company's interest expense is sensitive to changes in the general level of U.S. interest rates. Based on average debt outstanding over the past twelve months, the following is the projected impact on interest expense on current operations:

Percent change in interest rates           Projected impact on operations
            (+/-)                                    (millions)
-------------------------------------------------------------------------
             1%                                         $8.8
-------------------------------------------------------------------------

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF
1995
This section, as well as other portions of this document, includes certain forward-looking statements about the Company's business, new products, sales, expenses, cash flows, and operating and capital requirements. Such forward-looking statements include, but are not limited to: future paper, printing and distribution prices; compensation increase rates; pension plan income; the strength of the U.S. and global economy; Educational Publishing's level of success in 2003 adoptions and enrollment and demographic trends; the level of educational funding; the level of education technology investments; the strength of higher education, professional and international publishing markets and the impact of technology on them; the level of interest rates and the strength of the economic recovery, profit levels and the capital markets in the U.S. and abroad with respect to Standard & Poor's Credit Market Services; the level of success of new product development and global expansion and strength of domestic and international markets at Standard & Poor's Investment Services; the level of merger and acquisition activity in the U.S. and abroad; the strength of the domestic and international advertising markets; the volatility of the energy marketplace; the strength of the pharmaceutical marketplace; the contract value of public works, manufacturing and single family unit construction; Broadcasting's level of political and other advertising; and the level of future cash flow, debt levels, capital expenditures and prepublication cost investment.

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

CONSOLIDATED STATEMENT OF INCOME

Years ended December 31 (in thousands, except per-share data)              2002          2001          2000
--------------------------------------------------------------------------------------------------------------
REVENUE (Notes 1, 4 and 14)
Product revenue                                                         $2,471,878    $2,433,402    $2,096,968
Service revenue                                                          2,315,790     2,212,133     2,184,000
--------------------------------------------------------------------------------------------------------------
Total Revenue                                                            4,787,668     4,645,535     4,280,968
--------------------------------------------------------------------------------------------------------------
EXPENSES (Note 5)
Operating
   Product                                                               1,210,810     1,223,658     1,012,184
   Service                                                                 848,106       881,115       816,082
--------------------------------------------------------------------------------------------------------------
Total Operating Expenses                                                 2,058,916     2,104,773     1,828,266
--------------------------------------------------------------------------------------------------------------
Selling and general
   Product                                                                 914,557       911,873       762,840
   Service                                                                 777,630       788,660       770,494
--------------------------------------------------------------------------------------------------------------
Total Selling and General Expenses                                       1,692,187     1,700,533     1,533,334
--------------------------------------------------------------------------------------------------------------
Depreciation (Note 1)                                                       89,589        88,802        86,993
Amortization of intangibles (Note 13)                                       38,789        34,919        19,288
Goodwill amortization (Note 13)                                                  -        56,636        47,427
--------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                                                           3,879,481     3,985,663     3,515,308
Other income - net (Notes 2 and 5)                                          19,395        10,256        54,523
--------------------------------------------------------------------------------------------------------------
INCOME FROM OPERATIONS                                                     927,582       670,128       820,183
--------------------------------------------------------------------------------------------------------------
Interest expense                                                            22,517        55,070        52,841
--------------------------------------------------------------------------------------------------------------
INCOME BEFORE TAXES ON INCOME                                              905,065       615,058       767,342
Provision for taxes on income (Note 6)                                     328,305       238,027       295,426
--------------------------------------------------------------------------------------------------------------
INCOME BEFORE CUMULATIVE ADJUSTMENT                                        576,760       377,031       471,916
Cumulative change in accounting, net of tax (Note 14)                            -             -       (68,122)
--------------------------------------------------------------------------------------------------------------
NET INCOME                                                              $  576,760    $  377,031    $  403,794
--------------------------------------------------------------------------------------------------------------
BASIC EARNINGS PER COMMON SHARE (Note 12)
Income before cumulative adjustment                                     $     2.99    $     1.95    $     2.43
Net income                                                              $     2.99    $     1.95    $     2.08
--------------------------------------------------------------------------------------------------------------
DILUTED EARNINGS PER COMMON SHARE (Note 12)
Income before cumulative adjustment                                     $     2.96    $     1.92    $     2.41
Net income                                                              $     2.96    $     1.92    $     2.06
--------------------------------------------------------------------------------------------------------------

See accompanying notes.

CONSOLIDATED BALANCE SHEET

December 31 (in thousands, except per-share data)                                        2002          2001
--------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
Cash and equivalents (Note 1)                                                         $   58,186    $   53,535
Accounts receivable (net of allowances for doubtful accounts and sales returns:
   2002 - $241,061; 2001 - $276,889) (Note 1)                                            991,806     1,038,308
--------------------------------------------------------------------------------------------------------------
Inventories:
   Finished goods                                                                        314,420       340,488
   Work-in-process                                                                        18,128        30,595
   Paper and other materials                                                              28,209        31,564
--------------------------------------------------------------------------------------------------------------
Total inventories (Note 1)                                                               360,757       402,647
Deferred income taxes (Note 6)                                                           169,829       218,676
Prepaid and other current assets (Note 1)                                                 93,729        99,781
--------------------------------------------------------------------------------------------------------------
Total current assets                                                                   1,674,307     1,812,947
--------------------------------------------------------------------------------------------------------------
PREPUBLICATION COSTS: (net of accumulated amortization:
   2002 - $924,867; 2001 - $910,720) (Note 1)                                            534,835       557,295
INVESTMENTS AND OTHER ASSETS:
Investments in Rock-McGraw, Inc. - at equity (Note 1)                                    119,442       105,538
Prepaid pension expense (Note 10)                                                        261,243       211,582
Other                                                                                    205,243       200,443
--------------------------------------------------------------------------------------------------------------
Total investments and other assets                                                       585,928       517,563
--------------------------------------------------------------------------------------------------------------
PROPERTY AND EQUIPMENT - AT COST
Land                                                                                      13,252        13,235
Buildings and leasehold improvements                                                     330,484       335,313
Equipment and furniture                                                                  728,217       730,182
--------------------------------------------------------------------------------------------------------------
Total property and equipment                                                           1,071,953     1,078,730
Less - accumulated depreciation                                                          640,493       623,790
--------------------------------------------------------------------------------------------------------------
Net property and equipment                                                               431,460       454,940
--------------------------------------------------------------------------------------------------------------
GOODWILL AND OTHER INTANGIBLE ASSETS - AT COST (Notes 1 and 13)
Goodwill - net                                                                         1,294,831     1,231,028
Copyrights - net                                                                         272,243       353,252
Other intangible assets - net                                                            238,578       234,166
--------------------------------------------------------------------------------------------------------------
Net goodwill and other intangible assets                                               1,805,652     1,818,446
--------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                          $5,032,182    $5,161,191
--------------------------------------------------------------------------------------------------------------

See accompanying notes.

                                                                                         2002          2001
--------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Notes payable (Note 3)                                                                $  119,414    $  222,953
Accounts payable                                                                         303,354       339,541
Accrued royalties                                                                        119,821       112,423
Accrued compensation and contributions to retirement plans                               317,640       273,289
Income taxes currently payable                                                            82,016        77,628
Unearned revenue (Note 14)                                                               538,961       508,055
Other current liabilities (Note 1)                                                       294,085       342,504
--------------------------------------------------------------------------------------------------------------
Total current liabilities                                                              1,775,291     1,876,393
--------------------------------------------------------------------------------------------------------------
OTHER LIABILITIES
Long-term debt (Note 3)                                                                  458,923       833,571
Deferred income taxes (Note 6)                                                           200,114       190,334
Accrued postretirement healthcare and other benefits (Note 11)                           172,067       175,844
Other non-current liabilities                                                            259,965       231,164
--------------------------------------------------------------------------------------------------------------
Total other liabilities                                                                1,091,069     1,430,913
--------------------------------------------------------------------------------------------------------------
Total liabilities                                                                      2,866,360     3,307,306
--------------------------------------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES (Note 7)
--------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY (Notes 8 and 9)
$1.20 preference stock, $10 par value: authorized - 891,256;
   outstanding - 0 shares in 2002 and 1,328 shares in 2001, respectively                       -            13
Common stock, $1 par value: authorized - 300,000,000 shares;
   issued - 205,853,583 shares in 2002 and 205,838,910 shares in 2001, respectively      205,853       205,839
Additional paid-in capital                                                                79,410        64,638
Retained income                                                                        2,672,086     2,292,342
Accumulated other comprehensive income                                                  (103,965)     (126,860)
--------------------------------------------------------------------------------------------------------------
Less - Common stock in treasury - at cost
   (14,021,056 shares in 2002 and 12,620,573 in 2001)                                    669,499       566,775
   Unearned compensation on restricted stock                                              18,063        15,312
--------------------------------------------------------------------------------------------------------------
Total Shareholders' Equity                                                             2,165,822     1,853,885
--------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                            $5,032,182    $5,161,191
--------------------------------------------------------------------------------------------------------------

Consolidated Statement of Cash Flows

Years ended December 31 (in thousands)                                                   2002          2001          2000
----------------------------------------------------------------------------------------------------------------------------
CASH FLOW FROM OPERATING ACTIVITIES
Net income                                                                            $  576,760    $  377,031     $ 403,794
   Cumulative change in accounting principle                                                   -             -        68,122
   Restructuring and asset write-downs                                                         -       158,962             -
Adjustments to reconcile net income to cash provided by operating activities:
   Depreciation                                                                           89,589        88,802        86,993
   Amortization of goodwill and intangibles                                               38,789        91,555        66,715
   Amortization of prepublication costs                                                  280,393       240,241       208,617
   Provision for losses on accounts receivable                                            33,024        55,254        47,589
   Gain on sale of real estate                                                                 -        (6,925)            -
   Loss on sale of MMS International                                                      14,534             -             -
   Gain on sale of Tower Group International                                                   -             -       (16,587)
   Other                                                                                  (9,618)       (8,347)       (9,173)
Change in assets and liabilities net of effect of acquisitions and dispositions:
   Decrease/(increase) in accounts receivable and inventory                               61,623        23,308      (117,031)
   Decrease/(increase) in prepaid and other current assets                                 7,185        27,023       (19,707)
   Increase/(decrease) in accounts payable and accrued expenses                            4,373        42,202       (19,717)
   (Decrease)/increase in unearned revenue and other current liabilities                 (56,149)      (42,696)       31,346
   Increase/(decrease) in interest and income taxes currently payable                     18,475        42,618       (29,848)
   Net change in deferred income taxes                                                    64,492         7,357        34,680
   Net change in other assets and liabilities                                             18,921         3,196       (15,039)
----------------------------------------------------------------------------------------------------------------------------
Cash provided by operating activities                                                  1,142,391     1,099,581       720,754
----------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Investment in prepublication costs                                                      (249,317)     (294,538)     (250,005)
Purchase of property and equipment                                                       (70,019)     (116,895)      (97,721)
Acquisition of businesses and equity interests                                           (19,310)     (333,234)     (703,719)
Proceeds from disposition of property, equipment and businesses                           24,304        17,876       142,418
Other                                                                                      3,299             -             -
Additions to technology projects                                                         (55,477)      (28,840)      (15,194)
----------------------------------------------------------------------------------------------------------------------------
Cash used for investing activities                                                      (366,520)     (755,631)     (924,221)
----------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Dividends paid to shareholders                                                          (197,016)     (189,834)     (182,462)
(Payments)/additions to commercial paper and other short-term debt - net                (478,501)       12,137       606,276
Repayment of long-term debt                                                                    -          (741)      (95,043)
Repurchase of treasury shares                                                           (183,111)     (176,468)     (167,611)
Exercise of stock options                                                                 77,465        63,917        45,317
Other                                                                                       (575)         (376)       (3,239)
----------------------------------------------------------------------------------------------------------------------------
Cash (used for)/provided by financing activities                                        (781,738)     (291,365)      203,238
----------------------------------------------------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                                                   10,518        (2,221)       (3,089)
----------------------------------------------------------------------------------------------------------------------------
Net change in cash and equivalents                                                         4,651        50,364        (3,318)
Cash and equivalents at beginning of year                                                 53,535         3,171         6,489
----------------------------------------------------------------------------------------------------------------------------
CASH AND EQUIVALENTS AT END OF YEAR                                                   $   58,186     $  53,535      $  3,171
----------------------------------------------------------------------------------------------------------------------------

See accompanying notes.

Consolidated Statement of Shareholders' Equity

Years ended                                                               Accumulated    Less-          Less-
December 31,                                                                other        common        unearned
2002, 2001 and 2000           $1.20               Additional                compre-      stock      compensation
(in thousands,              preference   Common    paid-in     Retained     hensive    in treasury  on restricted
except per-share data)       $10 par     $1 par    capital      income      income      at cost         stock        Total
-----------------------------------------------------------------------------------------------------------------------------
BALANCE AT
   DECEMBER 31, 1999          $ 14      $205,838    $24,305   $1,883,813    $ (87,731)    $363,728      $14,021    $1,648,490
Net income                       -             -          -      403,794            -            -            -       403,794
Other comprehensive
   income, net of tax -
   entirely due to
   foreign currency
   translation adjustments       -             -          -            -      (22,627)           -            -       (22,627)
                                                                                                                   ----------
COMPREHENSIVE INCOME                                                                                                  381,167
Dividends ($.94 per share)       -             -          -     (182,462)           -            -            -      (182,462)
Share repurchase                 -             -          -            -            -      167,611            -      (167,611)
Employee stock plans             -             -     19,828            -            -      (60,348)      (1,153)       81,329
Other                           (1)            1         43            -            -          (88)           -           131
-----------------------------------------------------------------------------------------------------------------------------
BALANCE AT
   DECEMBER 31, 2000            13       205,839     44,176    2,105,145     (110,358)     470,903       12,868     1,761,044
Net income                       -             -          -      377,031            -            -            -       377,031
Other comprehensive
   income, net of tax -
   entirely due to
   foreign currency
   translation adjustments       -             -          -            -      (16,502)           -            -       (16,502)
                                                                                                                   ----------
COMPREHENSIVE INCOME                                                                                                  360,529
Dividends ($.98 per share)       -             -          -     (189,834)           -            -            -      (189,834)
Share repurchase                 -             -          -            -            -      176,468            -      (176,468)
Employee stock plans             -             -     20,407            -            -      (80,070)       2,444        98,033
Other                            -             -         55            -            -         (526)           -           581
-----------------------------------------------------------------------------------------------------------------------------
BALANCE AT
   DECEMBER 31, 2001            13       205,839     64,638    2,292,342     (126,860)     566,775       15,312     1,853,885
Net income                       -             -          -      576,760            -            -            -       576,760
Other comprehensive
   income, net of tax -
   entirely due to
   foreign currency
   translation adjustments       -             -          -            -       22,895            -            -        22,895
                                                                                                                   ----------
COMPREHENSIVE INCOME                                                                                                  599,655
Dividends ($1.02 per share)      -             -          -     (197,016)           -            -            -      (197,016)
Share repurchase                 -             -          -            -            -      183,111            -      (183,111)
Employee stock plans             -             -     14,737            -            -      (80,298)       2,751        92,284
Other                          (13)           14         35            -            -          (89)           -           125
-----------------------------------------------------------------------------------------------------------------------------
BALANCE AT
   DECEMBER 31, 2002          $  -      $205,853    $79,410   $2,672,086    $(103,965)    $669,499      $18,063    $2,165,822
-----------------------------------------------------------------------------------------------------------------------------

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

         INVENTORIES. Inventories are stated at the lower of cost (principally first-in, first-out) or market. A significant estimate in the McGraw-Hill Education segment is the reserves for inventory obsolescence. The reserve is based upon management's assessment of the marketplace of products in demand as compared to the number of units currently on hand.

         PREPUBLICATION COSTS. Prepublication costs, principally outside preparation costs, are amortized primarily from the year of publication over their estimated useful lives, generally two to five years, using either an accelerated or the straight-line method. The Company periodically evaluates the remaining lives and recoverability of such costs, which is sometimes dependent upon program acceptance by state adoption authorities, based on expected undiscounted cash flows.

         INVESTMENT IN ROCK-McGRAW, Inc. Rock-McGraw owns the Company's headquarters building in New York City. Rock-McGraw is owned 45% by the Company and 55% by Rockefeller Group, Inc. The Company accounts for this investment under the equity method of accounting.

         GOODWILL AND OTHER INTANGIBLE ASSETS. Goodwill and other intangible assets that arose from acquisitions of $1.3 billion at December 31, 2002 and $1.2 billion at December 31, 2001 are not amortized unless there has been a reduction in the value of the related assets. The Company currently reviews the recoverability of these assets using the methodology prescribed in Statement of Financial Accounting Standards No. 142 (SFAS No. 142), Goodwill and Other Intangible Assets. Gross intangible assets of $783.2 million at December 31, 2002 and $815.6 million at December 31, 2001 are being amortized over periods of up to 40 years. The Company reviews long-lived assets, including intangible assets and goodwill for impairment annually, or sooner whenever events or changes in circumstances indicate the carrying amounts of such assets may not be recoverable. Upon such an occurrence, recoverability of these assets is determined as follows. For long-lived assets that are held for use, the Company compares the forecasted undiscounted net cash flows to the carrying amount. If the long-lived asset is determined to be unable to recover the carrying amount, then it is written down to fair value. For long-lived assets held for sale, assets are written down to fair value. Fair value is determined based on discounted cash flows, appraised values or management's estimates, depending upon the nature of the assets. Intangibles with indefinite lives are tested by comparing their carrying amounts to fair value. Impairment within goodwill is tested using a two step method. The first step is to compare the fair value of the reporting unit to its book value, including goodwill. If the fair value of the unit is less than its book value, the Company then determines the implied fair value of goodwill by deducting the fair value of the reporting unit's net assets from the fair value of the reporting unit. If the book value of goodwill is greater than its implied fair value, the Company writes down goodwill to its implied fair value. Beginning in January 2002, the Company did not amortize goodwill on its books in accordance with SFAS No. 142, Goodwill and Other Intangible Assets. The amount of goodwill amortization recognized was $0 million, $56.6 million and $47.4 million for 2002, 2001 and 2000.

         RECEIVABLE FROM/PAYABLE TO BROKER-DEALERS AND DEALER BANKS. A subsidiary of J.J. Kenny Co. acts as an undisclosed agent in the purchase and sale of municipal securities for broker-dealers and dealer banks, and the Company had matched purchase and sale commitments of $238.9 million and $159.9 million at December 31, 2002 and 2001, respectively. Only those transactions not closed at the settlement date are reflected in the balance sheet as a component of other current assets and liabilities.

         FOREIGN CURRENCY TRANSLATION. The Company has operations in various foreign countries. The functional currency is the local currency for all locations, except in the McGraw-Hill Education segment where operations that are extensions of the parent have the U.S. dollar as functional currency. In the normal course of business these operations are exposed to fluctuations in currency values. Assets and liabilities are translated using current exchange rates, except certain accounts of units whose functional currency is the U.S. dollar, and translation adjustments are accumulated in a separate component of shareholders' equity. Revenue and expenses are translated at average monthly exchange rates. Inventory, prepublication costs and property and equipment accounts of units whose functional currency is the U.S. dollar are translated using historical exchange rates, and translation adjustments are charged and credited to income.

         REVENUE. Revenue is generally recognized when goods are shipped to customers or services are rendered. Units whose revenue is principally from service contracts record revenue as earned. Revenue relating to agreements which provide for more than one service is recognized based upon the fair value to the customer of each service component and as each component is earned. If the fair value to the customer for each service is not objectively determinable, revenue will be recognized ratably over the service period. Fair value is determined for each service component through a bifurcation analysis which relies upon the pricing of similar cash arrangements that are not part of the multi-element arrangement. Advertising revenue is recognized when the page is run or the spot is aired. Subscription income is recognized over the related subscription period.

         Product revenue is comprised of the revenue from the McGraw-Hill Education segment and the circulation revenue from Information and Media Services, and represents primarily books and magazines. Service revenue represents the revenue of the Financial Services segment and the remaining revenue of Information and Media Services, and represents information-related services and advertising.

         DEPRECIATION. The costs of property and equipment are depreciated using the straight-line method based upon the following estimated useful lives:
Buildings and leasehold improvements - 15 to 40 years
Equipment and furniture - three to 10 years

         ADVERTISING EXPENSE. The cost of advertising is expensed as incurred. The Company incurred $92 million, $107 million and $104 million in advertising costs in 2002, 2001 and 2000, respectively.

         ALLOWANCE FOR DOUBTFUL ACCOUNTS AND SALES RETURNS. The accounts receivable reserve methodology is based on historical analysis and a review of outstanding balances. A significant estimate in the McGraw-Hill Education segment, and particularly within the Higher Education, Professional, and International Group, is the allowance for sales returns, which is based on the historical rate of return and current market conditions. The impact on the operating profit for a 1% change in the allowance for doubtful accounts and sales returns is $12.3 million and $10.0 million, respectively, in 2002.

         STOCK-BASED COMPENSATION. As permitted by SFAS No. 123, Accounting for Stock-Based Compensation, the Company measures compensation expense for its stock-based employee compensation plans using the intrinsic method prescribed by Accounting Principles Board Opinion No. 25 (APBO No. 25), Accounting for Stock Issued to Employees.

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

         The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation:

Twelve Months Ended December 31,
(in thousands except
earnings per share)             2002        2001        2000
--------------------------------------------------------------
Net income, as reported       $576,760    $377,031    $403,794
Stock-based compensation
  cost included
  in net income               $ 12,984    $ 15,002    $ 19,381
Fair value of stock-based
  compensation cost,
  net of tax                  $(63,113)   $(51,724)   $(42,471)
--------------------------------------------------------------
Pro forma net income          $526,631    $340,309    $380,704
--------------------------------------------------------------
Basic earnings per
  common share
  As reported                 $   2.99    $   1.95    $   2.08
  Pro forma                   $   2.73    $   1.76    $   1.96
Diluted earnings
  per common share
  As reported                 $   2.96    $   1.92    $   2.06
  Pro forma                   $   2.71    $   1.74    $   1.94
--------------------------------------------------------------

         RECENT ACCOUNTING PRONOUNCEMENTS. In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires that the fair value of the liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived assets. This statement is effective January 1, 2003. This pronouncement will not have a material impact on the Company's financial statements.

         In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). Under SFAS No. 146 companies recognize a cost associated with an exit or disposal activity when a liability has been incurred, while under EITF Issue No. 94-3 companies recognized costs once management implemented a plan to exit an activity. SFAS No. 146 also introduces discounting the liability associated with the exit or disposal activity for the time between the cost being incurred and when the liability is ultimately settled. This pronouncement is effective January 1, 2003. The Company does not expect that the adoption will have a material impact on its financial statements.

         RECLASSIFICATION. Certain prior-year amounts have been reclassified for comparability purposes.

2. ACQUISITIONS AND DISPOSITIONS
ACQUISITIONS. In 2002, the Company acquired seven companies, principally Open University Press, Reality Based Learning and Bredex Corporation, for $19.3 million. In 2001, the Company acquired eight companies, principally
Financial Times Energy, Frank Schaffer Publications, Corporate Value Consulting and Mayfield Publishing Company, for $333.2 million, net of cash acquired. In 2000, the Company acquired three companies, principally Tribune Education and CBRS, for

$703.7 million, net of cash acquired. All of these acquisitions were accounted for under the purchase method. Intangible assets recorded for all current transactions are amortized using the straight-line method for periods not exceeding 15 years. In accordance with SFAS 142, no goodwill amortization was recorded in 2002.

         NONCASH INVESTING ACTIVITIES. Liabilities assumed in conjunction with the acquisition of businesses:

(in millions)                    2002        2001        2000
--------------------------------------------------------------
Fair value of
  assets acquired                $20.9      $369.9      $840.5
Cash paid (net of
  cash acquired)                  19.3       333.2       703.7
--------------------------------------------------------------
Liabilities assumed              $ 1.6      $ 36.7      $136.8
--------------------------------------------------------------

         DISPOSITIONS. In 2002, the Company sold MMS International and recognized a pre-tax loss of $14.5 million ($2.0 million after-tax benefit or 1 cent per diluted share). The variance between the pre-tax loss and the after-tax benefit is the result of previous book write-downs and the inability of the Company to take a tax benefit for the write-downs until the unit was sold. In 2001, the Company sold DRI and recognized a pre-tax gain of $8.8 million ($26.3 million after-tax, or 13 cents per diluted share). The difference between the pre-tax gain on the sale of DRI of $8.8 million and the after-tax benefit of $26.3 million is the result of previous book write-downs and the inability of the Company to take a tax benefit for the write-downs until the unit was sold. In 2000, the Company sold Tower Group International for $138.2 million. As a result of this transaction a pre-tax gain of $16.6 million ($10.2 million after-tax, or 5 cents per diluted share) was recognized.

3. DEBT
At December 31, 2002, the Company had total borrowings of $578.3 million, primarily representing domestic commercial paper borrowings of $573.1 million maturing at various dates during 2003 and other long-term debt of $0.4 million at an average interest rate of 1.9%. Extendible Commercial Notes (ECNs) replicate commercial paper, except that the Company has an option to extend the note beyond its initial redemption date to a maximum final maturity of 390 days. However, if exercised, such an extension is at a higher reset rate, which is at a predetermined spread over LIBOR, and is related to the Company's commercial paper rating at the time of extension. As a result of the extension option, no backup facilities for these borrowings are required. Like commercial paper, ECNs have no financial covenants. There were $0 and $40 million of ECNs outstanding at December 31, 2002 and 2001, respectively. The commercial paper borrowings in 2002 are supported by the revolving credit agreement described below, and approximately $458 million and $800 million have been classified as long-term in 2002 and 2001, respectively. These amounts were determined based upon the Company's detailed financial budgets and cash flow forecasts and supports the Company's ability and intent to retain this debt level throughout 2003.

         The Company has two revolving credit facility agreements, consisting of a $625 million, five-year revolving credit facility (Five-year Facility) and a $675 million, 364-day revolving credit facility. The Five-year Facility provides that the Company may borrow at any time until August 15, 2005, when the commitment would terminate and any outstanding loans mature. The Company pays a facility fee of seven basis points on the 5-year credit facility whether or not amounts have been borrowed, and borrowings may be made at 13 basis points above the prevailing LIBOR rates. The fees and spreads on the Five-year Facility fluctuate based upon a schedule related to the Company's long-term credit rating by Moody's and Fitch.

         On July 23, 2002, the Company obtained a new 364-day credit facility for $675 million (364-day Facility) as the Company's existing 364-day Facility was about to expire. The new 364-day Facility agreement provides that the Company may borrow until July 22, 2003, on which date the facility agreement terminates and the maturity of such borrowings may not be later than July 22, 2004. The Company pays a facility fee of 5 basis points on the new 364-day Facility (whether or not amounts have been borrowed) and borrowings may be made at 15 basis points above the prevailing LIBOR rates. All of the facilities contain certain covenants, and the only financial covenant requires that the Company not exceed indebtedness to cash flow ratio, as defined, of 4 to 1 at any time. This restriction, which was also in place under the existing 364-day Facility, has never been exceeded. At December 31, 2002 and 2001, there were no borrowings under any of the facilities. The commercial paper borrowings outstanding are supported by the aforementioned revolving credit facilities, and 80% of these borrowings have been classified as long-term.

         A summary of long-term debt at December 31 follows:

(in millions)                                2002        2001
--------------------------------------------------------------
Commercial paper supported
  by bank revolving credit agreement        $458.5      $800.1
Extendible commercial notes                      -        32.0
Other (primarily acquisition related notes)    0.4         1.5
--------------------------------------------------------------
Total long-term debt                        $458.9      $833.6
--------------------------------------------------------------

         The Company paid interest on its debt totaling $22.2 million in 2002, $61.5 million in 2001 and $56.3 million in 2000.

         The carrying amount of the Company's commercial paper borrowings approximates fair value.

4. SEGMENT REPORTING AND GEOGRAPHIC INFORMATION
The Company has three reportable segments: McGraw-Hill Education, Financial Services and Information and Media Services. The McGraw-Hill Education segment is one of the premier global educational publishers servicing the elementary and high school (el-hi), college and university, professional, and international markets. The segment comprises two operating groups: the School Education Group, and the Higher Education, Professional, and International Group.

         The Financial Services segment operates under the Standard & Poor's brand as one reporting unit and provides credit ratings, evaluation services, and analyses globally on corporations, financial institutions, securitized and project financings, and local, state and sovereign governments. Financial Services provides a wide range of analytical and data services for investment managers and investment advisors globally. Corporate Value Consulting (CVC) is a leading provider of valuation and consulting services.

         The Information and Media Services segment comprises two operating groups, which include business and professional media offering information, insight and analysis: the Business-to-Business Group (comprising BusinessWeek, McGraw-Hill Construction, Platts, Aviation Week and Healthcare Information) and Broadcasting.

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

         The operating profit adjustments listed below relate to the operating results of the corporate entity, which is not considered an operating segment, and includes all corporate expenses of $91.9 million, $93.1 million and $91.4 million, respectively, for 2002, 2001 and 2000, and net interest expense of $22.5 million, $55.0 million, and $52.8 million, respectively, of the Company. Corporate assets consist principally of cash and equivalents, investment in Rock-McGraw, Inc., prepaid pension expense, deferred income taxes and leasehold improvements related to subleased areas.

         Foreign operating profit from our continuing businesses was $195.7 million, $119.1 million, and $143.5 million in 2002, 2001 and 2000, respectively. Foreign revenue, operating profit and long-lived assets include operations in 33 countries. The Company does not have operations in any foreign country that represents more than 5% of its consolidated revenue. Transfers between geographic areas are recorded at agreed upon prices and intercompany revenue and profit are eliminated.

                                                           information
                                  McGraw-Hill   Financial   and Media   Segment                 Consolidated
(in millions)                      Education    Services    Services     Totals    Adjustments     Total
------------------------------------------------------------------------------------------------------------
2002
Operating revenue                   $2,357.1    $1,621.1    $  809.5    $4,787.7   $     -        $4,787.7
Operating profit                       331.8       569.7       118.0     1,019.5    (114.4)          905.1*
Depreciation and amortization+         347.0        34.9        21.8       403.7       5.1           408.8
Assets                               3,024.5       819.6       446.5     4,290.6     741.6         5,032.2
Capital expenditures++                 281.3        25.3        12.7       319.3         -           319.3
Technology project additions            47.3         2.4         4.4        54.1       1.4            55.5
----------------------------------------------------------------------------------------------------------
2001
Operating revenue                   $2,322.2    $1,477.2    $  846.1    $4,645.5   $     -        $4,645.5
Operating profit                       263.4       434.8        65.0       763.2    (148.1)          615.1*
Depreciation and amortization+         336.5        54.4        26.3       417.2       3.4           420.6
Assets                               3,069.6       847.7       481.2     4,398.5     762.7         5,161.2
Capital expenditures++                 354.4        29.1        27.9       411.4         -           411.4
Technology project additions            21.4         1.0         5.3        27.7       1.1            28.8
----------------------------------------------------------------------------------------------------------
2000
Operating revenue                   $1,993.2    $1,280.2    $1,007.6    $4,281.0   $     -        $4,281.0
Operating profit                       307.7       390.9       212.9       911.5    (144.2)          767.3*
Depreciation and amortization+         281.0        51.3        27.5       359.8       2.5           362.3
Assets                               3,004.1       827.9       452.4     4,284.4     647.0         4,931.4
Capital expenditures++                 286.7        32.4        28.6       347.7         -           347.7
Technology project additions             3.0        10.6         0.5        14.1       1.1            15.2
----------------------------------------------------------------------------------------------------------

* Income before taxes on income.

+ Includes amortization of goodwill and intangible assets and prepublication costs. Goodwill amortization of $0 million, $56.6 million and $47.4 million for 2002, 2001 and 2000.

++ Includes purchase of property and equipment and investments in prepublication costs.

         The following is a schedule of revenue and long-lived assets by geographic location:

(in millions)                                     2002                    2001                      2000
-----------------------------------------------------------------------------------------------------------
                                               Long-lived              Long-lived                Long-lived
                                    Revenue      assets     Revenue      assets     Revenue        assets
----------------------------------------------------------------------------------------------------------
United States                       $3,897.1    $2,848.8    $3,819.8    $2,830.5    $3,492.9      $2,685.7
European region                        491.1        63.2       455.2       114.0       406.9          69.9
Rest of world                          399.5        66.6       370.5        56.3       381.2          57.7
----------------------------------------------------------------------------------------------------------
   Total                            $4,787.7    $2,978.6    $4,645.5    $3,000.8    $4,281.0      $2,813.3
----------------------------------------------------------------------------------------------------------

5. RESTRUCTURING
In the fourth quarter of 2001, the Company announced a worldwide restructuring program that includes the exiting of certain businesses, product lines and markets in each of its operating segments. As part of the restructuring program, the Company is focusing its resources on those businesses and products with higher profit margins and improving the effectiveness of the organization. As a result, the Company recorded a restructuring and asset impairment charge of $159.0 million pre-tax. This charge is comprised of $62.1 million for McGraw-Hill Education, $43.1 million for Financial Services, $34.9 million for Information and Media Services and $18.9 million for Corporate. The after-tax charge recorded is $112.0 million, or 57 cents per diluted share. $123.0 million of the restructuring expenses were classified as operating expenses on the Consolidated Statement of Income for the year ended December 31, 2001 and $36.0 million were considered non-operating. The operating expenses consisted of $30.2 million in employee severance and benefit costs and $92.8 million in asset impairment losses. The non-operating expenses consisted of $36.0 million related to the write-downs of certain e-commerce and emerging technology investments.

         The restructuring that was recorded at December 31, 2001 consisted of the following:

(in millions)
--------------------------------------------------------------
Employee severance and benefit costs                    $ 30.2
Asset impairment losses                                  128.8
--------------------------------------------------------------
Total                                                   $159.0
--------------------------------------------------------------

         Employee severance and benefit costs of $30.2 million includes a planned workforce reduction of approximately 925 people related to the exiting of certain business activities, product lines and publishing programs to be discontinued or curtailed, and other efforts to improve the effectiveness of the organization. At December 31, 2002, all employees have been terminated under this restructuring and all employee severance and benefit costs were paid.

         Asset impairment losses of $128.8 million include $36.6 million associated with the exiting of the McGraw-Hill Education's business training coursework operation, $37.2 million attributed to the disposing of non-strategic properties in the investment services area in Financial Services and costs associated with the disposal, $36.0 million primarily arising from losses on the McGraw-Hill Construction's e-commerce investments and emerging technology investments in the venture fund, and $19.0 million on the write-off of certain assets.

         Changes in the marketplace led to a shift to online learning solutions which impacted McGraw-Hill Education's business training coursework operations. As a result and as part of the restructuring, the Company initiated an exiting of the business training coursework operations leading to a charge of approximately $36.6 million. This charge is primarily comprised of write-offs of prepublication costs and goodwill associated with the operation.

         As a result of the Company's decision to dispose of the non-strategic properties in the investment services area, losses of approximately $37.2 million were recognized which comprised the complete write-off of certain investments and the write-down of goodwill associated with properties to be sold. As part of the restructuring plan, discussions were initiated with potential buyers and the write-down of goodwill was determined based upon the net realizable values. The remaining carrying values of these assets approximated $22 million and the disposals were completed within one year.

         Also reflected in the total asset impairment losses is $36.0 million primarily arising from losses on McGraw-Hill Construction's e-commerce investments and the emerging technology investments in the venture fund as the Company has decided to scale back on these initiatives. These impairment losses reflect the permanent write-down of the investments to fair value that was determined based upon the earnings capability and expected cash flow of the related investments.

         The $19.0 million is primarily attributed to the write-off of net assets associated with the programs and product lines to be discontinued.

         At December 31, 2001, the remaining reserve of approximately $36.5 million was included in other current liabilities. The restructuring was completed at December 31, 2002.

6. TAXES ON INCOME
Income before taxes on income resulted from domestic operations (including foreign branches) and foreign subsidiaries' operations as follows:

(in millions)                    2002        2001        2000
--------------------------------------------------------------
Domestic operations             $841.8      $579.7      $724.8
Foreign operations                63.3        35.4        42.5
--------------------------------------------------------------
Total income before taxes       $905.1      $615.1      $767.3
--------------------------------------------------------------

         A reconciliation of the U.S. statutory tax rate to the Company's effective tax rate for financial reporting purposes follows:

                                 2002        2001        2000
--------------------------------------------------------------
U.S. statutory rate              35.0%       35.0%       35.0%
-------------------------------------------------------------
Goodwill amortization               -         1.7         0.9
Effect of state and local
  income taxes                    3.9         3.9         3.9
Disposition of businesses        -1.2        -2.1        -0.1
Restructuring and
  asset impairment                  -         2.3           -
Other - net                      -1.4        -2.1        -1.2
-------------------------------------------------------------
Effective tax rate               36.3%       38.7%       38.5%
-------------------------------------------------------------

         The provision for taxes on income consists of the following:

(in millions)                    2002        2001        2000
--------------------------------------------------------------
Federal:
Current                         $208.8      $196.3      $235.5
Deferred                          47.4        (8.1)       (3.9)
--------------------------------------------------------------
Total federal                    256.2       188.2       231.6
--------------------------------------------------------------
Foreign:
Current                           18.1        14.2        17.9
Deferred                          (0.5)       (1.1)        0.1
--------------------------------------------------------------
Total foreign                     17.6        13.1        18.0
--------------------------------------------------------------
State and local:
Current                           36.6        38.5        46.9
Deferred                          17.9        (1.7)       (1.1)
--------------------------------------------------------------
Total state and local             54.5        36.8        45.8
--------------------------------------------------------------
Total provision for taxes       $328.3      $238.1      $295.4
--------------------------------------------------------------

         The principal temporary differences between the accounting for income and expenses for financial reporting and income tax purposes as of December 31 follow:

(in millions)                                2002        2001
--------------------------------------------------------------
Fixed assets and intangible assets         $ 168.8     $ 181.7
Prepaid pension and other expenses           145.6       120.1
Unearned revenue                              27.9        30.5
Reserves and accruals                       (219.7)     (266.8)
Postretirement and
  postemployment benefits                    (87.3)      (88.3)
Other - net                                   (5.0)       (5.5)
--------------------------------------------------------------
Deferred tax liability/(asset) - net       $  30.3     $ (28.3)
--------------------------------------------------------------

         The Company made net income tax payments totaling $246.0 million in 2002, $202.4 million in 2001, and $290.3 million in 2000.

         The Company has not recorded deferred income taxes applicable to undistributed earnings of foreign subsidiaries that are indefinitely reinvested in foreign operations. Undistributed earnings amounted to approximately $180 million at December 31, 2002, excluding amounts that, if remitted, generally would not result in any additional U.S. income taxes because of available foreign tax credits. If the earnings of such foreign subsidiaries were not indefinitely reinvested, a deferred tax liability of approximately $29 million would have been required.

7. RENTAL EXPENSE AND LEASE OBLIGATIONS
Rental expense for property and equipment under all operating lease agreements was as follows:

(in millions)                    2002        2001        2000
--------------------------------------------------------------
Gross rental expense            $173.2      $154.4      $134.4
Less: sublease revenue            19.9        29.9        28.5
--------------------------------------------------------------
Net rental expense              $153.3      $124.5      $105.9
--------------------------------------------------------------

         The Company is committed under lease arrangements covering property, computer systems and office equipment. Certain lease arrangements contain escalation clauses covering increased costs for various defined real estate taxes and operating services.

         Minimum rental commitments under existing noncancelable leases with a remaining term of more than one year, including the Company's headquarters building, are shown in the following table. The annual rental commitments for real estate is reduced by $4 million in 2003 and then by approximately $4 million a year thereafter through 2007 for sublease income.

(in millions)
-------------------------------------
2003                         $  135.8
2004                            127.8
2005                            114.5
2006                            103.7
2007                             98.3
2008 and beyond               1,347.2
-------------------------------------
Total                        $1,927.3
-------------------------------------

8. CAPITAL STOCK
On January 27, 1999, the Board of Directors approved a share repurchase program authorizing the repurchase of up to 15 million shares, approximately 7.5% of the Company's outstanding common stock. The Company implemented the program through open market purchases and private transactions. Through December 31, 2002, the Company had repurchased approximately 12.7 million shares of common stock from the 1999 program at a total cost of $719.2 million. The repurchased shares will be used for general corporate purposes, including the issuance of shares for stock compensation plans. In the event of a significant investment opportunity, the Company may slow the pace of repurchase activity.

         The number of common shares reserved for issuance for employee stock plan awards was 28,348,251 at December 31, 2002 and 20,835,331 at December 31, 2001. Under the Director Deferred Stock Ownership Plan, 298,812 and 300,753 common shares were reserved for issuance at December 31, 2002 and 2001, respectively.

         In the third quarter 2002, the Company redeemed all of the outstanding shares of $1.20 convertible preference stock. The redemption price of $40 per share, as provided by the terms of the preference stock, became payable to holders, who did not otherwise convert their shares into the Company's common stock, on September 1, 2002. Most holders elected conversion prior to redemption. None of the convertible preference shares provided a beneficial conversion feature at the time they were originally issued.

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

         In 2002, dividends were paid at the quarterly rate of $0.255 per common share. Total dividends of $0.80 per preference share were paid in 2002. All dividends on preference stock are cumulative. Total dividends paid in 2002, 2001 and 2000 were $197.0 million, $189.8 million and $182.5 million, respectively.

9. STOCK PLAN AWARDS
The Company applies the provisions of APBO No. 25, Accounting for Stock Issued to Employees, in accounting for its stock-based awards. Accordingly, no compensation cost has been recognized for its stock option plans other than for its restricted stock performance awards.

         The Company has three stock option plans: the 2002, 1993 and 1987 Employee Stock Incentive Plans.

         The Plans provide for the granting of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock awards, deferred stock (applicable to the 1987 Plan only) or other stock-based awards to purchase a total of 47.3 million shares of the Company's common stock - 9.2 million shares under the 1987 Plan, 28.6 million shares under the 1993 Plan and
9.5 million shares under the 2002 plan, as amended.

         Stock options, which may not be granted at a price less than the fair market value of the Company's common stock at date of grant, vest in two years in equal annual installments and have a maximum term of ten years.

         The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions for 2002, 2001, and 2000, respectively: risk-free average interest rate of 5.1%, 4.7%, and 6.6%; dividend yield of 1.6%, 1.7%, and 1.7%; volatility of 29%, 28%, and 28%; and expected life of five years for all years.

         A summary of the status of the Company's stock option plans as of December 31 and activity during the year follows:

                                                   Weighted average
                                                      exercise
(in thousands of shares)                Shares         price
-------------------------------------------------------------------
Outstanding at December 31, 1999        10,350         $38.41
-------------------------------------------------------------------
Options granted                          4,154          49.96
Options exercised                       (1,847)         31.20
Options cancelled and expired             (451)         50.32
-------------------------------------------------------------------
Outstanding at December 31, 2000        12,206         $42.97
-------------------------------------------------------------------
Options granted                          4,806         $60.16
Options exercised                       (2,093)         36.65
Options cancelled and expired             (341)         51.35
-------------------------------------------------------------------
Outstanding at December 31, 2001        14,578         $49.34
-------------------------------------------------------------------
Options granted                          4,987          67.06
Options exercised                       (1,703)         39.66
Options cancelled and expired             (341)         58.80
-------------------------------------------------------------------
Outstanding at December 31, 2002        17,521         $55.13
-------------------------------------------------------------------

         At December 31, 2002, 2001, and 2000, options for 10,689,000,
8,340,000, and 6,841,000 shares of common stock were exercisable. The weighted average fair value of options granted during 2002, 2001, and 1999 was $19.87, $16.76, and $15.70, respectively.

         A summary of information about stock options outstanding and options exercisable at December 31, 2002 follows:

(in thousands of shares)                Options Outstanding                  Options Exercisable
----------------------------------------------------------------------------------------------------
   Range of                         Weighted average   Weighted average              Weighted average
exercise prices           Shares     remaining term     exercise price   Shares       exercise price
----------------------------------------------------------------------------------------------------
$15.23 to $22.81           1,012      2.88 years           $20.59         1,012          $20.59
$24.97 to $37.30             575      4.80 years           $34.03           575          $34.03
$37.73 to $56.59           5,567      6.47 years           $48.20         5,559          $48.19
$56.66 to $70.41          10,367      8.63 years           $63.40         3,543          $60.47
----------------------------------------------------------------------------------------------------
$15.23 to $70.41          17,521      7.49 years           $55.13        10,689          $48.89
----------------------------------------------------------------------------------------------------

         Under the Director Deferred Stock Ownership Plan, a total of 298,812 shares of common stock was reserved as of December 31, 2002, and may be credited to deferred stock accounts for eligible Directors. In general, the Plan requires that 50% of eligible Directors' annual compensation plus dividend equivalents be credited to deferred stock accounts. Each Director may also elect to defer all or a portion of the remaining compensation and have an equivalent number of shares credited to the deferred stock account. Recipients under this Plan are not required to provide consideration to the Company other than rendering service. Shares will be delivered as of the date a recipient ceases to be a member of the Board of Directors or within five years thereafter, if so elected. The Plan will remain in effect until terminated by the Board of Directors or until no shares of stock remain available under the Plan.

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

         A total of 274,875 restricted shares were issued at an average market value of $66.73 in 2002, 264,213 shares at an average market value of $59.28 in 2001 and 270,176 shares at an average market value of $51.77 in 2000. The awards are recorded at the market value on the date of grant. Initially, the total market value of the shares is treated as unearned compensation and is charged to expense over the respective vesting periods. Under APBO No. 25, for performance incentive shares, adjustments are also made to expense for changes in market value and achievement of financial goals. Restricted stock compensation charged to expense was $20.8 million for 2002, $24.4 million for 2001 and $31.5 million for 2000. Restricted shares outstanding at the end of the year were 710,872 in 2002, 670,959 in 2001, and 690,307 in 2000.

10. RETIREMENT PLANS
The Company and its subsidiaries have a number of defined benefit pension plans and defined contribution plans covering substantially all employees. The Company's primary pension plan is a noncontributory plan under which benefits are based on employee career employment compensation. The Company also sponsors voluntary 401(k) plans under which the Company may match employee contributions up to certain levels of compensation as well as profit-sharing plans under which the Company contributes a percentage of eligible employees' compensation to the employees' accounts.

         For purposes of determining annual pension cost, prior service costs are being amortized straight-line over the average remaining service period of employees expected to receive benefits. For 2002, the assumed return on plan assets of 9.5% is based on a calculated market-related value of assets, which recognizes changes in market value over five years. The Company has changed its return on assets assumption for 2003 to 8.75% from 9.5% utilized in 2002.

         A summary of pension income for the Company's domestic defined benefit plans follows:

(in millions)                   2002       2001       2000
-----------------------------------------------------------
Service cost                   $  23.2    $ 19.9     $ 18.2
Interest cost                     43.8      42.5       41.2
Expected return on assets       (101.1)    (95.4)     (84.1)
Curtailment credit                   -         -       (2.0)
Settlement charge                    -         -        0.5
Amortization of:
  Prior service cost               1.2       1.1        1.1
  Actuarial (gain)               (16.8)    (20.1)     (15.0)
-----------------------------------------------------------
Net pension income             $ (49.7)   $(52.0)    $(40.1)
-----------------------------------------------------------
Assumed rates - January 1:
Discount rate                    7 1/4%    7 1/2%     7 1/2%
Compensation increase factor     5 1/2     5 1/2      5 1/2
Return on assets                 9 1/2     9 1/2      9 1/2
-----------------------------------------------------------

         The Company also has unfunded supplemental benefit plans to provide senior management with supplemental retirement, disability and death benefits. Certain supplemental retirement benefits are based on final monthly earnings. Pension cost was approximately $6.4 million for 2002, $6.7 million for 2001, and $6.0 million for 2000. The accrued benefit obligation as of December 31, 2002 and 2001 was $40.6 million and $36.7 million, respectively.

         Total retirement plans cost was $33.7 million for 2002, $23.1 million for 2001, and $26.3 million for 2000.

         The funded status of the domestic defined benefit plans as of December 31 follows:

(in millions)                                2002              2001
---------------------------------------------------------------------
Change in benefit obligation
Net benefit obligation at
  beginning of year                         $ 613.8          $  585.8
Service cost                                   23.2              19.9
Plan amendments                                 1.1                 -
Interest cost                                  43.8              42.5
Actuarial loss                                 26.5               2.7
Gross benefits paid                           (37.2)            (37.1)
---------------------------------------------------------------------
Net benefit obligation at end of year       $ 671.2          $  613.8
---------------------------------------------------------------------
Change in plan assets
Fair value of plan assets at
  beginning of year                           953.5           1,095.5
Actual return on plan assets                 (142.0)           (104.9)
Gross benefits paid                           (37.2)            (37.1)
---------------------------------------------------------------------
Fair value of plan assets at end of year    $ 774.3          $  953.5
---------------------------------------------------------------------
Funded status at end of year                  103.0             339.8
Unrecognized net actuarial loss/(gain)        156.2            (130.2)
Unrecognized prior service costs                2.0               2.0
---------------------------------------------------------------------
Prepaid pension cost                        $ 261.2          $  211.6
---------------------------------------------------------------------
Assumed rates - December 31:
Discount rate                                 6 3/4%            7 1/4%
Compensation increase factor                  5 1/2             5 1/2
---------------------------------------------------------------------

         Assets of the defined contribution plan consist primarily of index funds, equity funds, debt instruments, and McGraw-Hill common stock. The U.S. plan held approximately 1.9 million and 1.8 million shares of McGraw-Hill common stock at December 31, 2002 and 2001, respectively, with market values of $114.7 million and $111.1 million, respectively. The plan received dividends on McGraw-Hill common stock during 2002 and 2001 of $1.9 million and $1.8 million, respectively.

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

         Postretirement benefits cost was $9.1 million in 2002, $8.0 million in 2001, and $3.4 million in 2000. A summary of the components of the cost in 2002, 2001 and 2000 follows:

(in millions)                   2002     2001    2000
-----------------------------------------------------
Service cost                   $ 2.5    $ 2.4   $ 2.3
Interest cost                   10.2      9.9     9.0
Curtailment credit                 -        -    (0.8)
Settlement gain                    -        -    (1.4)
Amortization of:
  Prior service cost            (2.5)    (2.5)   (2.6)
  Actuarial (gain)              (1.1)    (1.8)   (3.1)
-----------------------------------------------------
Postretirement benefits cost   $ 9.1    $ 8.0   $ 3.4
-----------------------------------------------------

         A summary of the components of the unfunded postretirement benefit obligation as of December 31 follows:

(in millions)                                       2002       2001
---------------------------------------------------------------------
Change in benefit obligation
Net benefit obligation at
  beginning of year                                $ 142.0    $ 135.2
Service cost                                           2.5        2.4
Interest cost                                         10.2        9.9
Plan participants contributions                        2.0        1.8
Settlements                                              -          -
Actuarial loss                                        25.4        5.1
Gross benefits paid                                  (14.9)     (12.4)
---------------------------------------------------------------------
Net benefit obligation at end of year              $ 167.2    $ 142.0
---------------------------------------------------------------------
Change in plan assets
Fair value of plan assets at
  beginning of year                                      -          -
Employer contributions                                12.9       10.6
Plan participants' contributions                       2.0        1.8
Gross benefits paid                                  (14.9)     (12.4)
---------------------------------------------------------------------
Fair value of plan assets at end of year                 -          -
---------------------------------------------------------------------
Funded status at end of year                       $(167.2)   $(142.0)
Unrecognized net actuarial (gain)                     (4.2)     (30.7)
Unrecognized prior service costs                      (0.7)      (3.2)
---------------------------------------------------------------------
Accrued benefit cost                               $(172.1)   $(175.9)
---------------------------------------------------------------------

         The initial weighted average healthcare cost rates for 2002 and 2001 were 10.25% and 5.5%, respectively. The assumed weighted average healthcare cost trend rate will decrease ratably from 10.25% in 2002 to 5.5% in 2012 and remain at that level thereafter. The weighted average discount rate used to measure expense was 7.25% in 2002 and 7.5% in 2001; the rate used to measure the accumulated postretirement benefit obligation was 6.75% at December 31, 2002 and 7.25% at December 31, 2001. Assumed healthcare cost trends have a significant effect on the amounts reported for the healthcare plans. A one-percentage point change in assumed healthcare cost trend creates the following effects:

                                 One-Percentage       One-Percentage
(in millions)                    Point Increase       Point Decrease
--------------------------------------------------------------------
Effect on total of service
   and interest cost                 $ 1.1                $ (1.0)
Effect on postretirement
   benefit obligation                $13.4                $(12.4)
--------------------------------------------------------------------

12. EARNINGS PER SHARE
A reconciliation of the number of shares used for calculating basic earnings per common share and diluted earnings per common share follows:

(in thousands)                            2002        2001        2000
------------------------------------------------------------------------
Net income                              $576,760    $377,031    $403,794
------------------------------------------------------------------------
Average number of common shares
  outstanding                            192,888     193,888     194,099
Effect of stock options and
  other dilutive securities                1,685       1,985       1,973
------------------------------------------------------------------------
Average number of common shares
  outstanding including effect of
  dilutive securities                    194,573     195,873     196,072
------------------------------------------------------------------------

         Restricted performance shares outstanding at December 31, 2002 of 674,000 were not included in the computation of diluted earnings per common share because the necessary vesting conditions have not yet been met.

13. GOODWILL AND INTANGIBLE ASSETS
Effective as of January 1, 2002, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets. Under SFAS No. 142, goodwill and other intangible assets with indefinite lives are no longer amortized but are reviewed annually, or more frequently if impairment indicators arise. During the year ended December 31, 2001, the Company started the required transitional impairment review of goodwill. This review required the Company to estimate the fair value of its identified reporting units as of January 1, 2002. For each of the reporting units, the estimated fair value was determined utilizing the expected present value of the future cash flows of the units. In all instances, the estimated fair value of the reporting units exceeded their book values and therefore no write-down of goodwill was required.

         The following table reflects unaudited pro forma results of operations of the Company, giving effect to SFAS No. 142 as if it were adopted on January 1, 2000:

Twelve Months Ended December 31,
(in thousands,
except earnings per share)                   2002          2001          2000
---------------------------------------------------------------------------------
Net income, as reported                   $  576,760    $   377,031   $   403,794
Add back: amortization
  expense, net of tax                              -         34,831        29,168
---------------------------------------------------------------------------------
Pro forma net income                      $  576,760    $   411,862   $   432,962
---------------------------------------------------------------------------------
Basic earnings per common share:
  As reported                             $     2.99    $      1.95   $      2.08
  Pro forma                               $     2.99    $      2.12   $      2.23
Diluted earnings per common share:
  As reported                             $     2.96    $      1.92   $      2.06
  Pro forma                               $     2.96    $      2.10   $      2.21
---------------------------------------------------------------------------------

         The following table summarizes the activity in goodwill for the periods indicated:

                                                December 31,
(in thousands)                               2002          2001
-------------------------------------------------------------------
Beginning balance                         $1,231,028    $ 1,155,268
Net change from acquisitions
   and dispositions                            9,088        188,657
Amortization expense                               -        (56,636)
Purchase price allocations                    39,146              -
Other                                         15,569        (56,261)
-------------------------------------------------------------------
   Total                                  $1,294,831    $ 1,231,028
-------------------------------------------------------------------

         The following table summarizes net goodwill by segment:

                                                December 31,
(in thousands)                               2002          2001
-------------------------------------------------------------------
McGraw-Hill Education                     $  913,624    $   853,829
Financial Services                           288,236        288,400
Information & Media Services                  92,971         88,799
-------------------------------------------------------------------
   Total                                  $1,294,831    $ 1,231,028
-------------------------------------------------------------------

         The following table summarizes the activity in goodwill for the periods indicated:

                                                December 31,
(in thousands)                               2002          2001
-------------------------------------------------------------------
McGraw-Hill Education
Beginning balance                         $  853,829    $   842,953
Additions/(dispositions)                      15,271         54,714
Amortization                                       -        (39,516)
Purchase price allocations                    39,146              -
Other                                          5,378         (4,322)
-------------------------------------------------------------------
Total                                     $  913,624    $   853,829
-------------------------------------------------------------------
Financial Services
Beginning balance                         $  288,400    $   269,207
Additions/(dispositions)                      (4,979)        84,114
Amortization                                       -        (14,041)
Other                                          4,815        (50,880)
-------------------------------------------------------------------
Total                                     $  288,236    $   288,400
-------------------------------------------------------------------
Information & Media Services
Beginning balance                         $   88,799    $    43,108
Additions/(dispositions)                      (1,204)        49,829
Amortization                                       -         (3,079)
Other                                          5,376         (1,059)
-------------------------------------------------------------------
Total                                     $   92,971    $    88,799
-------------------------------------------------------------------

         There were no material acquisitions or dispositions for the periods indicated, both individually and in the aggregate, and therefore pro forma financial information is not required.

         The following table summarizes other intangibles subject to amortization at the dates indicated:

                                                December 31,
(in thousands)                               2002          2001
-------------------------------------------------------------------
Copyrights                                $  475,054    $   538,784
Accumulated amortization                    (202,811)      (185,532)
-------------------------------------------------------------------
Net copyrights                               272,243        353,252
-------------------------------------------------------------------
Other intangibles                            308,179        276,788
Accumulated amortization                    (107,666)       (80,687)
-------------------------------------------------------------------
Net other intangibles                        200,513        196,101
-------------------------------------------------------------------
   Total                                  $  472,756    $   549,353
-------------------------------------------------------------------

         The following table summarizes other intangibles not subject to amortization at the dates indicated:

                                                December 31,
(in thousands)                               2002          2001
------------------------------------------------------------------
FCC Licenses                              $  38,065     $   38,065
------------------------------------------------------------------

         Amortization expense for intangibles totaled $38.8 million, $34.9 million and $19.3 million for the twelve months ended December 31, 2002, 2001 and 2000, respectively. The weighted average life of the intangible assets at December 31, 2002, is 17 years. The projected amortization expense for intangible assets, assuming no further acquisitions or dispositions, is approximately $30 million per year over the next five years.

14. ACCOUNTING CHANGE
In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 (SAB 101), Revenue Recognition in Financial Statements, which summarized the Staff's views regarding the recognition and reporting of revenue and related expenses in certain transactions. SAB 101, which was further clarified in 2000, was required to be implemented by the fourth quarter retroactive to January 1, 2000.

         In consideration of the views expressed in SAB 101 and related interpretations, the Company modified its revenue recognition policies related to various service contracts.

         Revenue is generally recognized when goods are shipped to customers or services are rendered. Units whose revenue is principally from service contracts record revenue as earned. Revenue relating to agreements which provide for more than one service is recognized based upon the fair value to the customer of each service component and as each component is earned. If the fair value to the customer for each service is not objectively determinable, revenue will be recognized ratably over the service period. Fair value is determined for each service component through a bifurcation analysis which relies upon the pricing of similar cash arrangements that are not part of the multi-element arrangement.

         The cumulative effect of the accounting change as of January 1, 2000 resulted in a charge to income of $68.1 million (net of income taxes of $46.7 million). The effect of the change on the year ended December 31, 2000 was to decrease net income before the cumulative effect of the accounting change by $(9.2) million, or $(0.04) per diluted share.

         For the quarters ended March 31, June 30, September 30, and December 31, 2000, the Company recognized $43.4 million, $31.8 million, $18.6 million and $5.9 million, in revenue, respectively, that was included in the cumulative effect adjustment as of January 1, 2000. The effect on the first, second, third and fourth quarters was to increase net income by $26.5 million, $19.4 million, $11.3 million and $3.6 million, respectively (after reduction for income taxes of $16.9 million, $12.4 million, $7.3 million and $2.3 million, respectively), during those periods. The total amount of this cumulative adjustment that was recognized for the year ended December 31, 2002 and December 31, 2001 was $1.8 million and $1.7 million, respectively. The cumulative adjustment has been fully recognized as of December 31, 2002.

REPORT OF MANAGEMENT

TO THE SHAREHOLDERS OF THE McGRAW-HILL COMPANIES, INC.
The financial statements in this report were prepared by the management of The McGraw-Hill Companies, Inc., which is responsible for their integrity and objectivity.

         These statements, prepared in conformity with accounting principles generally accepted in the United States and including amounts based on management's best estimates and judgments, present fairly The McGraw-Hill Companies' financial condition and the results of the Company's operations. Other financial information given in this report is consistent with these statements.

         The McGraw-Hill Companies' management maintains a system of internal accounting controls designed to provide reasonable assurance that the financial records accurately reflect the Company's operations and that the Company's assets are protected against loss. Consistent with the concept of reasonable assurance, the Company recognizes that the relative costs of these controls should not exceed the expected benefits in maintaining these controls. It further assures the quality of the financial records in several ways: a program of internal audits, the careful selection and training of management personnel, maintaining an organizational structure that provides an appropriate division of financial responsibilities, and communicating financial and other relevant policies throughout the corporation. The financial statements in this report have been audited by Ernst & Young LLP, independent auditors, in accordance with auditing standards generally accepted in the United States. The independent auditors were retained to express an opinion on the financial statements, which appears on the next page.

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

/s/ Harold McGraw III
---------------------
Harold McGraw III
Chairman of the Board, President and
Chief Executive Officer

/s/ Robert J. Bahash
--------------------
Robert J. Bahash
Executive Vice President and
Chief Financial Officer

REPORT OF INDEPENDENT AUDITORS

THE BOARD OF DIRECTORS AND SHAREHOLDERS OF THE McGRAW-HILL COMPANIES, INC.
We have audited the accompanying consolidated balance sheets of The McGraw-Hill Companies, Inc. as of December 31, 2002 and 2001, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The McGraw-Hill Companies, Inc. at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

         As discussed in Note 13 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142 in 2002. In addition, as discussed in Note 14 to the consolidated financial statements, effective January 1, 2000, the Company changed its method of accounting for revenue recognition on certain service contracts.

/s/ Ernst & Young LLP
---------------------
New York, New York
January 28, 2003

SUPPLEMENTAL FINANCIAL INFORMATION

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)


(in thousands, except per-share data)          First quarter      Second quarter     Third quarter     Fourth quarter     Total year
------------------------------------------------------------------------------------------------------------------------------------
2002
Operating revenue                              $     846,652     $    1,191,401     $   1,577,334     $    1,172,281      $4,787,668
Income before taxes                                   46,723            218,352           424,200(a)         215,790         905,065
Net income                                            29,202            136,470           276,219(a)         134,869         576,760
Earnings per share:
   Basic                                                0.15               0.71              1.43               0.70            2.99
   Diluted                                              0.15               0.70              1.42               0.69            2.96
------------------------------------------------------------------------------------------------------------------------------------
2001
Operating revenue                              $     846,397     $    1,149,470     $   1,535,100     $    1,114,568      $4,645,535
Income before taxes                                   33,156(b)         174,029(c)        389,412             18,461(d)      615,058
Net income                                            20,391(b)         119,997(c)        239,488             (2,845)(d)     377,031
Earnings per share:
   Basic                                                0.11               0.62              1.24               (.01)           1.95
   Diluted                                              0.10               0.61              1.22               (.01)           1.92
------------------------------------------------------------------------------------------------------------------------------------
2000
Operating revenue (Note 14)                    $     784,214     $    1,015,924     $   1,394,470     $    1,086,360      $4,280,968
Income before taxes and cumulative adjustment         70,561(e)         173,710           350,588            172,483         767,342
Income before cumulative adjustment (Note 14)         43,395(e)         106,832           215,611            106,078         471,916
Net income                                           (24,727)           106,832           215,611            106,078         403,794
Earnings per share:
   Basic:
     Income before cumulative adjustment                0.22               0.55              1.11               0.55            2.43
     Net income                                        (0.13)              0.55              1.11               0.55            2.08
   Diluted:
     Income before cumulative adjustment                0.22               0.55              1.10               0.54            2.41
     Net income                                        (0.13)              0.55              1.10               0.54            2.06
------------------------------------------------------------------------------------------------------------------------------------

Note: Earnings per share may not crossfoot due to rounding.

(a) 2002 results reflect a pre-tax loss of $14.5 million and an after-tax benefit of $2.0 million, 1 cent per diluted share on the sale of MMS International. The variance between the pre-tax loss on the sale of MMS International and the after-tax benefit is the result of previous book write-downs and the inability of the Company to take a tax benefit for the write-downs until the unit was sold.

(b) Includes a $6.9 million pre-tax gain, 2 cents per diluted share, on the sale of a building.

(c) Includes an $8.8 million pre-tax gain ($26.3 million after-tax gain, 13 cents per diluted share) on the disposition of DRI; the variance between the pre-tax gain recognized on the sale of DRI of $8.8 million and the after-tax benefit of $26.3 million is the result of previous book write-downs and the inability of the Company to take a tax benefit for the write-downs until the unit was sold. It also includes a $22.8 million pre-tax loss ($21.9 million after-tax charge, 11 cents per diluted share) on the closing of Blue List, the contribution of Rational Investors and the write-down of selected assets.

(d) Includes a $159 million pre-tax charge ($112.0 million after-tax, 57 cents per diluted share) for the restructuring and asset write-downs.

(e) 2000 results reflects a $16.6 million pre-tax gain ($10.2 million after-tax, 5 cents per diluted shares ) on the sale of Tower Group.

HIGH AND LOW SALES PRICES
OF THE McGRAW-HILL COMPANIES COMMON STOCK ON THE NEW YORK STOCK EXCHANGE*

                                                   2002              2001               2000
------------------------------------------------------------------------------------------------
First Quarter                                  $ 69.70-58.88     $ 64.74-54.09     $ 61.69-43.50
Second Quarter                                   68.73-56.30       70.87-57.84       59.88-41.88
Third Quarter                                    65.98-50.71       67.95-50.55       67.69-54.25
Fourth Quarter                                   66.30-55.51       61.80-48.70       66.00-52.00
------------------------------------------------------------------------------------------------
Year                                           $ 69.70-50.71     $ 70.87-48.70     $ 67.69-41.88
------------------------------------------------------------------------------------------------

* The New York Stock Exchange is the principal market on which the Corporation's shares are traded.

ELEVEN-YEAR FINANCIAL REVIEW

(in thousands, except per-share and employee data)                                        2002           2001
----------------------------------------------------------------------------------------------------------------
OPERATING RESULTS BY SEGMENT AND INCOME STATISTICS
Operating Revenue
McGraw-Hill Education                                                                 $ 2,357,127    $ 2,322,208
Financial Services                                                                      1,621,102      1,477,264
Information and Media Services                                                            809,439        846,063
----------------------------------------------------------------------------------------------------------------
TOTAL OPERATING REVENUE                                                                 4,787,668      4,645,535
----------------------------------------------------------------------------------------------------------------
OPERATING PROFIT
McGraw-Hill Education                                                                     331,792        263,424
Financial Services                                                                        569,672        434,763
Information and Media Services                                                            118,052         65,003
----------------------------------------------------------------------------------------------------------------
Operating Profit                                                                        1,019,516        763,190
Share of profit of Macmillan/McGraw-Hill School Publishing Company(i)                           -              -
Unusual charges(g,j)                                                                            -              -
Gain on exchange of Shepard's/McGraw-Hill(h)                                                    -              -
General corporate (expense)/income                                                        (91,934)       (93,062)
Interest expense                                                                          (22,517)       (55,070)
----------------------------------------------------------------------------------------------------------------
INCOME BEFORE TAXES ON INCOME(a, b, c, d, e, f and h)                                     905,065        615,058
Provision for taxes on income                                                             328,305        238,027
----------------------------------------------------------------------------------------------------------------
INCOME BEFORE EXTRAORDINARY ITEM AND CUMULATIVE ADJUSTMENT                                576,760        377,031
----------------------------------------------------------------------------------------------------------------
Early extinguishment of debt, net of tax(k)                                                     -              -
Cumulative effect on prior years of changes in accounting(k)                                    -              -
----------------------------------------------------------------------------------------------------------------
NET INCOME                                                                            $   576,760    $   377,031
----------------------------------------------------------------------------------------------------------------
BASIC EARNINGS PER SHARE
Income before extraordinary item and cumulative adjustment                            $      2.99    $      1.95
Extraordinary item and cumulative adjustment(k)                                                 -              -
----------------------------------------------------------------------------------------------------------------
Net income                                                                            $      2.99    $      1.95
DILUTED EARNINGS PER SHARE
Income before extraordinary item and cumulative adjustment                            $      2.96    $      1.92
Extraordinary item and cumulative adjustment(k)                                                 -              -
----------------------------------------------------------------------------------------------------------------
Net income                                                                            $      2.96    $      1.92
Dividends per share of common stock                                                   $      1.02    $      0.98
----------------------------------------------------------------------------------------------------------------
OPERATING STATISTICS
Return on average shareholders' equity                                                       29.4%          20.7%
Income before taxes as a percent of revenue                                                  18.9           13.2
Income before extraordinary item and cumulative adjustment as a percent of revenue           12.0            8.1
----------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA
Working capital                                                                       $  (100,984)   $   (63,446)
Total assets                                                                            5,032,182      5,161,191
Total debt                                                                                578,337      1,056,524
Shareholders' equity                                                                    2,165,822      1,853,885
----------------------------------------------------------------------------------------------------------------
NUMBER OF EMPLOYEES                                                                        16,505         17,135
----------------------------------------------------------------------------------------------------------------

(a) 2002 income before taxes reflects a $14.5 million pre-tax loss on the disposition of MMS International.

(b) 2001 income before taxes reflects the following items: a $159.0 million pre-tax charge for restructuring and asset write-down; a $8.8 million pre-tax gain on the disposition of DRI; a $22.8 million pre-tax loss on the closing of Blue List, the contribution of Rational Investors and the write-down of selected assets; and a $6.9 million pre-tax gain on the sale of a building.

(c) 2000 income before taxes reflects a $16.6 million gain on the sale of Tower Group.

(d) 1999 income before taxes on income reflects a $39.7 million gain on the sale of the Petrochemical publications.

(e) 1998 income before taxes on income reflects a $26.7 million gain on sale of a building and a $16.0 million charge at Continuing Education Center for write-down of assets due to a continuing decline in enrollments.

(f) 1997 income before taxes on income reflects a $33.2 million provision for the consolidation of office space in New York City and a $20.4 million gain on the sale of Datapro Information Services.

(g) 1996 operating profit excludes a net gain on the exchange of

   2000           1999           1998           1997           1996           1995           1994           1993           1992
-----------------------------------------------------------------------------------------------------------------------------------
$ 1,993,189    $ 1,734,922    $ 1,620,343    $ 1,573,797    $ 1,277,895    $ 1,235,578    $ 1,162,157    $   667,444    $   567,363
  1,280,227      1,226,748      1,089,030        921,135        802,280        736,788        699,436        651,601        573,864
  1,007,552      1,030,015      1,015,598      1,035,834        990,924        962,379        896,960        876,098        905,184
-----------------------------------------------------------------------------------------------------------------------------------
  4,280,968      3,991,685      3,724,971      3,530,766      3,071,099      2,934,745      2,758,553      2,195,143      2,046,411
-----------------------------------------------------------------------------------------------------------------------------------

    307,712        273,667        202,076        187,722        151,921        162,604        125,765         49,374         62,746
    390,930        363,737        343,466        249,220        243,889        215,320        202,757        186,148        155,186
    212,921        185,551        139,352        158,879        131,397        130,145        120,482        116,751        122,326
-----------------------------------------------------------------------------------------------------------------------------------
    911,563        822,955        684,894        595,821        527,207        508,069        449,004        352,273        340,258
          -              -              -              -              -              -              -         28,376         11,280
          -              -              -              -        (25,000)             -              -       (229,800)             -
          -              -              -              -        418,731              -              -              -              -
    (91,380)       (83,280)       (80,685)       (75,342)       (62,073)       (63,570)       (54,134)       (48,538)       (50,774)
    (52,841)       (42,013)       (47,961)       (52,542)       (47,656)       (58,766)       (51,746)       (36,342)       (37,557)
-----------------------------------------------------------------------------------------------------------------------------------
    767,342        697,662        556,248        467,937        811,209        385,733        343,124         65,969        263,207
    295,426        272,088        216,937        179,238        317,665        158,922        141,367         54,582        112,390
-----------------------------------------------------------------------------------------------------------------------------------
    471,916        425,574        339,311        288,699        493,544        226,811        201,757         11,387        150,817
-----------------------------------------------------------------------------------------------------------------------------------
          -              -         (8,716)             -              -              -              -              -              -
    (68,122)             -              -              -              -              -              -              -       (124,587)
-----------------------------------------------------------------------------------------------------------------------------------
$   403,794    $   425,574    $   330,595    $   288,699    $   493,544    $   226,811    $   201,757    $    11,387    $    26,230
-----------------------------------------------------------------------------------------------------------------------------------

$      2.43    $      2.17    $      1.72    $      1.46    $      2.48    $      1.14    $      1.02    $      0.06    $      0.77
      (0.35)             -          (0.04)             -              -              -              -              -          (0.64)
-----------------------------------------------------------------------------------------------------------------------------------
$      2.08    $      2.17    $      1.68    $      1.46    $      2.48    $      1.14    $      1.02    $      0.06    $      0.13

$      2.41    $      2.14    $      1.70    $      1.45    $      2.47    $      1.14    $      1.02    $      0.06    $      0.77
      (0.35)             -          (0.04)             -              -              -              -              -          (0.64)
-----------------------------------------------------------------------------------------------------------------------------------
$      2.06    $      2.14    $      1.66    $      1.45    $      2.47    $      1.14    $      1.02    $      0.06    $      0.13
$      0.94    $      0.86    $      0.78    $      0.72    $      0.66    $      0.60    $      0.58    $      0.57    $      0.56
-----------------------------------------------------------------------------------------------------------------------------------

       23.5%          26.7%          22.9%          20.8%          41.4%          23.3%          23.4%           1.3%           3.0%
       17.9           17.5           14.9           13.3           26.4           13.1           12.4            3.0           12.9
       11.0           10.7            9.1            8.2           16.1            7.7            7.3            0.5            7.4
-----------------------------------------------------------------------------------------------------------------------------------

$    20,905    $   (14,731)   $    94,497    $   217,912    $    92,629    $   157,244    $    94,486    $    28,463    $   (53,966)
  4,931,444      4,118,111      3,817,336      3,740,569      3,668,381      3,081,846      2,984,745      3,066,750      2,496,413
  1,045,377        536,449        527,597        684,425        581,368        628,664        762,805        928,710        482,991
  1,761,044      1,648,490      1,508,995      1,394,384      1,322,827        998,964        877,266        788,584        874,390
-----------------------------------------------------------------------------------------------------------------------------------
     16,761         16,376         15,897         15,690         16,220         15,452         15,339         15,661         13,393
-----------------------------------------------------------------------------------------------------------------------------------

Shepard's/McGraw-Hill for the Times Mirror Higher Education group comprising a $418.7 million gain on the exchange and a $25 million one-time charge for integration costs.

(h) 1995 income before taxes on income reflects a $26.8 million provision for best practices initiatives and a $23.8 million gain on sale of the topical publishing division of Shepard's/McGraw-Hill.

(i) Reflects The McGraw-Hill Companies' share of profit of Macmillan/ McGraw-Hill School Publishing Company through September 30, 1993.
Macmillan/McGraw-Hill results are consolidated effective October 1, 1993 in the McGraw-Hill Education segment.

(j) 1993 amount reflects unusual charges in connection with the acquisition of the additional 50% interest in Macmillan/McGraw-Hill.

(k) The cumulative adjustment in 2000 reflects the adoption of SAB 101, Revenue Recognition in Financial Statements. The cumulative adjustment in 1992 reflects the adoption of the provisions of SFAS No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions, and SFAS No. 112, Employers' Accounting for Postemployment Benefits. The extraordinary item in 1998 relates to costs for the early extinguishment of $155 million of the Company's 9.43% Notes during the third quarter.

SHAREHOLDER INFORMATION

ANNUAL MEETING
The 2003 annual meeting will be held at 11 a.m. on Wednesday, April 30 at the Corporation's world headquarters: 1221 Avenue of the Americas, Auditorium, 2nd floor, New York, NY 10020-1095.

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

         Requests for printed copies can be e-mailed to investor_relations@mcgraw-hill.com or mailed to Investor Relations, The McGraw-Hill Companies, 1221 Avenue of the Americas, New York, NY 10020-1095.

         You may also call Investor Relations toll-free at 866.436.8502. International callers may dial 212.512.2192.

SHAREHOLDER SERVICES
InvestorService Direct(SM) allows registered shareholders to view and manage their account online. Go to www.melloninvestor.com/isd.

         For shareholder assistance, call Mellon Investor Services, the Corporation's transfer agent, toll-free at 888.201.5538, or write to Mellon Investor Services, PO Box 3316, South Hackensack, NJ 07606-1937.

NEWS MEDIA INQUIRIES
Go to www.mcgraw-hill.com/media to view the latest Company news and information or to submit an e-mail inquiry.

         You may also call 212.512.4145, or write to Corporate Affairs, The McGraw-Hill Companies, 1221 Avenue of the Americas, New York, NY 10020-1095.

         DIRECT STOCK PURCHASE AND DIVIDEND REINVESTMENT PLAN

         This program offers a convenient, low-cost way to invest in the Corporation's common stock. Participants can purchase and sell shares directly through the program, make optional cash investments weekly, reinvest dividends, and send certificates to the transfer agent for safekeeping.

                  To order the prospectus and enrollment forms, call the automated request line at 800.842.7629 or write to Mellon Investor Services, PO Box 3316, South Hackensack, NJ 07606-1937.

                  For specific questions about the program, call Mellon Investor Services at 888.201.5538.

DIRECTORS AND PRINCIPAL EXECUTIVES

BOARD OF DIRECTORS

Harold McGraw III (E)
Chairman, President and
Chief Executive Officer
The McGraw-Hill Companies

Pedro Aspe (A,E,F)
Chairman and Chief Executive Officer
Protego Asesores Financieros

Sir Winfried F. W. Bischoff (A,F)
Chairman
Citigroup Europe

Douglas N. Daft* (A,C)
Chairman and Chief Executive Officer
The Coca-Cola Company

Vartan Gregorian (C,E,N)
President
Carnegie Corporation of New York

Linda Koch Lorimer (C,N)
Vice President and Secretary
Yale University

Robert P. McGraw (F)
Chairman and Chief Executive Officer
Averdale International, LLC

Lois Dickson Rice (A,C)
Guest Scholar
The Brookings Institution

James H. Ross (E,F,N)
Deputy Chairman
National Grid Transco

Edward B. Rust, Jr. (A,C)
Chairman and Chief Executive Officer
State Farm Insurance Companies

Kurt L. Schmoke* (F,N)
Dean
Howard University School of Law

Sidney Taurel (C,E,N)
Chairman, President and
Chief Executive Officer
Eli Lilly and Company

Harold W. McGraw, Jr.
Chairman Emeritus
The McGraw-Hill Companies

PRINCIPAL CORPORATE EXECUTIVES

Harold McGraw III
Chairman, President and
Chief Executive Officer

Robert J. Bahash
Executive Vice President and
Chief Financial Officer

David L. Murphy
Executive Vice President
Human Resources

Deven Sharma
Executive Vice President
Global Strategy

Kenneth M. Vittor
Executive Vice President and
General Counsel

Glenn S. Goldberg
Senior Vice President, Corporate Affairs
Assistant to the Chairman and
Chief Executive Officer

PRINCIPAL OPERATIONS EXECUTIVES

Henry Hirschberg
President
McGraw-Hill Education

Scott C. Marden
President
McGraw-Hill Information and Media Services

Leo C. O'Neill
President
McGraw-Hill Financial Services

*Elected to the Board of Directors, effective February 26, 2003.

(A) Audit Committee

(C) Compensation Committee

(E) Executive Committee

(F) Financial Policy Committee

(N) Nominating and Corporate Governance Committee

 Printed on recycled paper

                              WWW.McGRAW-HILL.COM

                                                     THE McGRAW-HILL COMPANIES

                                                     1221 Avenue of the Americas
                                                     New York, NY 10020-1095
                                                     221.512.2000