Form 10-K, Exhibit 13
period 2003-12-31
MCGRAW-HILL COMPANIES INC
filed 2004-02-27
CIK 64040

The McGraw-Hill Companies

Annual Report 2003

CONSTANT

The McGraw-Hill Companies

CONSTANT CHANGE

Annual Report 2003

CHANGE

AVIATION WEEK platts rtv6 McGraw_Hill CONSTRUCTION

In a world of constant change, individuals, institutions, markets and societies rely on The McGraw-Hill Companies to help move them forward.

Our ability to see, understand and anticipate change underlies our commitment to bring value to our customers and make a positive impact.

It is also the essential element in the continuing success and constant focus of The McGraw-Hill Companies in building value for our shareholders today and tomorrow.

F I N A N C I A L   H I G H L I G H T S

Years ended December 31 (in millions, except per-share data)	2003	2002	% Change

Operating revenue	$4,827.9	$4,640.2	4.0
Net income	687.7	576.8	19.2

Diluted earnings per share	3.58*	2.96	20.9

Dividends per share of common stock —
$0.27 per quarter in 2003 and $0.255 in 2002	1.08	1.02	5.9

Total assets	$5,394.1	$5,032.2	7.2
Capital expenditures†	361.1	374.8	–3.7
Total debt	26.3	578.3	–95.5
Shareholders’ equity	2,557.1	2,165.8	18.1

*Includes a nonrecurring after-tax gain of $0.30 from the sale of the Corporation’s equity interest in Rock-McGraw, Inc.

†Includes investments in prepublication costs, purchases of property and equipment, and additions to technology projects.

CONSTANT PERFORMANCE

HAROLD MCGRAW III Chairman, President and CEO

     “In 2003, as they have for generations, our customers turned to the talented and dedicated men and women of The McGraw-Hill Companies for the insight and analysis they need to move ahead during times of uncertainty and change.”

     TO OUR SHAREHOLDERS:

     Through booms and busts and rebirths, through the promise of peace and the threat of terrorism and war, through the endless changes that transform nations, institutions and people, the mission and commitment of The McGraw-Hill Companies stand constant.

     Our mission is to provide essential information and insight that help individuals, markets and societies perform to their potential. It is the strength of this mission and the depth of our commitment that allow us to perform, year after year, to the benefit of our customers and shareholders.

     In the face of war in Iraq, persistent geopolitical tension and a challenging economic environment in the United States, we continued to make a positive impact for customers, and our balanced portfolio of businesses performed solidly, as it has for the past decade.

     Constant change also means opportunity. And in the large and dynamic markets we serve, the depth and pace of change have never been greater.

     Securitization, privatization and disintermediation are reshaping the world’s financial markets as the need for capital continues to grow;

     Sweeping changes in education — from the use of technology to a sharper focus on results — are transforming learning and teaching at all levels to meet the need for knowledge and bring opportunity to all; and

     A global market that is increasingly interdependent is driving demand for objective, reliable business news and analysis that meets the need for information transparency to improve decision-making.

     Our businesses are aligned to meet these growing global needs and to anticipate and adapt to changing conditions.

     In financial services, Standard & Poor’s enjoys a preeminent position in the world’s financial architecture as the leading provider of independent analysis and information on the debt and equity markets. Our ongoing commitment to improving transparency facilitates the global capital-formation process.

     McGraw-Hill Education is a leading provider of educational materials to primary and secondary schools in the U.S. and continues to grow in higher education, where we are also a leader. While there are different methods to improve learning and teaching, the demand for improvement and accountability in education is widespread and provides exciting opportunities.

     BusinessWeek is the world’s best-selling business magazine; our energy, aviation and construction information businesses are major forces in their markets; and our broadcast outlets are an essential fabric in the communities they serve.

     Our ability to leverage our leadership positions to drive and capitalize on change, together with the steadiness of our vision in a dynamic business environment, has produced a consistent track record of growth that continued in 2003.

     Net income rose by 19.2% to $687.7 million.

     Operating margins reached 23%.

     Revenue rose to an all-time high of $4.83 billion.

     For the year, total return to shareholders increased 17.7%. Our annualized compounded total return to shareholders has increased by an average of 17.9% annually over the last 10 years, exceeding the 11.1% annualized return of the S&P 500 and the 14.6% gain of our proxy peer group.

     Our record of growth also includes consistent increases in dividend payments and our ongoing share-repurchase program, which highlight our commitment to total shareholder value.

     In January 2004, our Board of Directors approved the 31st consecutive annual increase in The McGraw-Hill Companies’ stock dividend. The new rate of $1.20 per share, an increase of 11.1%, represents a compounded annual dividend growth rate of 10.4% since 1974. And for 2004, we’ve expanded our share-repurchase program. The combination of dividends paid and share repurchases has returned a total of $2.5 billion to shareholders over the last eight years.

CHANGING PROSPECTS, CONSTANT FOCUS

     We remain keenly focused on using our strengths to capitalize on the significant growth opportunities that exist in each of our markets.

     Standard & Poor’s ability to anticipate and address the changes transforming the financial markets continues to drive its growth, while also enabling it to diversify its revenue base by developing new products and services for new customers in new regions.

     One of the most significant of these changes is the growing focus on credit risk. Securitization, which allows institutions to use their assets more efficiently, has become standard practice in the U.S. It has also grown substantially in Europe and parts of Asia. As a result, international markets now account for more than one-third of our ratings revenue, with the potential to climb even higher. And the greater focus on credit risk also continues to fuel the development of nontraditional ratings and services, such as Bank Loan Ratings and Counterparty Credit Ratings, which today represent more than 20% of total ratings revenue.

     Standard & Poor’s indexes continue to grow, as increases in the range and type of investment vehicles carrying our brand demonstrate the changing appetite of investors for index-based investments. Assets under management for Exchange-Traded Funds (ETFs) linked to S&P’s indexes rose to $79.8 billion in 2003, up 26%. Half of all U.S.-equity ETFs are based on S&P indexes.

     In the equity markets, profound changes are reshaping the way financial institutions provide research to their customers. As the largest independent equity research firm in the world, Standard & Poor’s is ideally suited to meet the growing need for objective analysis and opinion.

     Anticipating the changing performance requirements for U.S. school systems, Standard & Poor’s School Evaluation Services (SES) analyzes academic, financial and demographic indicators to enable better decisions by all education stakeholders. Last year, SES was awarded a significant contract to help develop a Web site, www.schoolresults.org, with assessment data for all 50 states — the largest database of information on education ever made available to the public.

     McGraw-Hill Education is also helping to drive the transformation of education, both in the U.S. and abroad.

     One of the most significant aspects of this transformation involves the use of technology to enhance the learning and teaching experience. Our Higher Education, Professional and International Group’s efforts in this area began several years ago in college classrooms, and they have enabled us to build market share by dramatically increasing the value proposition we offer to instructors and students. New online tools enable instructors to teach more effectively and efficiently by customizing content; they also provide a more active learning environment for students by broadening access to educational resources beyond textbooks.

     Now we are extending this expertise to the early childhood, primary and secondary school markets. For our School Education Group, this means not only incorporating multimedia tools throughout our offerings, but also developing new ways to connect students, teachers and parents.

     While the pre-K-to-12th-grade market opportunity will not be robust in 2004, the long-term trends remain strong, and 2005 will be the first of several big buying years nationwide. The federal No Child Left Behind Act, passed in 2001, continues to have a significant impact on the education marketplace, including new federal funding to states for reading programs that provide the educational foundation for children. Moreover, the Act’s accountability provisions have created widespread opportunities for our testing and assessment offerings.

     To best address the needs of the education marketplace, especially the urban centers most in need of support, we created a new unit, McGraw-Hill Learning, to enhance our ability to provide the most effective educational materials. In so doing, we hope to deepen our relationships with educators and administrators serving millions of children in urban markets.

     Our Information and Media Services (IMS) businesses are well positioned to meet the changing needs of the customers they serve. BusinessWeek, constantly focused on providing relevant, timely insight and unmatched editorial quality, celebrates its 75th anniversary this year. It does so with a redesigned look and a new digital edition that will help propel it forward in 2004.

     Cost-containment efforts have softened the impact of a difficult advertising market for our IMS businesses, which also include our broadcast stations and our energy, construction and aviation franchises. Each is well positioned to grow as the economy improves. These businesses are all vital in their respective markets and have adapted to changing market conditions by using technology to create new opportunities for growth.

CONSTANT CHANGE

     We enter 2004 with the expectation that the pace of change will only accelerate and that the needs of the individuals, markets and societies we serve will continue to evolve.

     The ability to interpret and respond to change has been a hallmark of The McGraw-Hill Companies since its founding 116 years ago during the industrial revolution. While we adjust to change, we remain true to our mission. Our commitment to independence, integrity and fairness runs throughout the organization.

     I am proud of the wisdom and experience provided by our Board of Directors, which continues to work effectively on behalf of our shareholders. I especially want to acknowledge the contributions of Vartan Gregorian, who will retire in 2004 following 14 years of distinguished service. His intellect and insight have been enormously valuable to me, to the Board and to the management team.

     In 2003, as they have for generations, our customers turned to the talented and dedicated men and women of The McGraw-Hill Companies for the insight and analysis they need to move ahead during times of uncertainty and change.

     Our enthusiasm and optimism reflect our leadership positions, our record of success and, most of all, our confidence in the diverse talents and the enormous energy of our employees. They enable us not only to adapt to change, but also to thrive amidst it.

And they do so constantly.

Sincerely,

HAROLD MCGRAW III
February 25, 2004

STANDARD
& POOR'S

CONSTANT LEADERSHIP

Dynamic, innovative — and complex. Today's structured finance market is creating new ways to access capital, new techniques to manage risk and new asset classes in which to invest. But the rapid growth of new types of financial instruments also brings new challenges. Standard & Poor's is responding by building on its market leadership as the world's foremost provider of independent credit ratings and risk evaluation.

In 2003, Standard & Poor's launched *Credit Risk Tracker*, a comprehensive credit-modeling and information service covering some 500,000 private European companies. The new service, which marks a milestone in assessing the creditworthiness of such firms, enables financial institutions to better evaluate credit risk, thereby improving efficiency in the €10 trillion private-company lending market. It also facilitates further growth in the structured finance market by enabling the securitization of more private loans. In so doing, it enhances private companies' access to capital, which promotes investment that creates new opportunities, new facilities and new jobs.

CHANGING OPPORTUNITIES

CONSTANT INNOVATION

Welcome to the college classroom of the future, where learning materials are available not just online, but from anywhere that offers wireless access; where the professor poses a question and students respond using their wireless handheld devices; where instructors send course updates via text messages to cell phones, and students begin research instantaneously.

It's a classroom that's here today, courtesy of McGraw-Hill Education's pioneering efforts to integrate technology and content in new ways. *PageOut*, our online course-management tool, averages 1 million hits per day. And *GradeSummit*, our Web-based diagnostic and assessment tool, has been expanded to cover 13 academic disciplines.

Students, parents, employers and employees know that today's economy requires an educated workforce. That's why the need — and the demand — for higher education and professional development has never been greater.

CHANGING TRENDS

Today's economies, markets and societies are increasing in complexity, even as they become more intertwined. Sweeping trends are bringing changes to how businesses operate, markets function, investors allocate capital and policymakers govern. And they're driving worldwide demand for trusted, relevant and timely analysis and information. More and more people are turning to The McGraw-Hill Companies for insight. They choose us for the reach of our coverage, the depth of our knowledge, the quality of our analysis and the integrity of our offerings.

Those strengths are apparent in *BusinessWeek*'s new digital edition — and its status as the world's best-selling business magazine, with a circulation of approximately 1.2 million and 5.6 million readers each week. And they're apparent when three *BusinessWeek* reporters receive the 2003 George Polk Award for business writing, when an *Aviation Week* editor is named Aerospace Journalist of the Decade, when *Architectural Record* receives a coveted National Magazine Award for General Excellence, and when KMGH, our Denver-based television station, is honored for its coverage of scandal at the U.S. Air Force Academy with an Alfred I. duPont-Columbia University award, the most prestigious prize in broadcast journalism.

CONSTANT INSIGHT

SPECIAL ANNUAL ISSUE
BusinessWeek
The Best Performers
50
FIFTY
Plus: INVESTING for Growth
The Outlook for TECH

CONSTANT PURPOSE

More emphasis on proven educational materials and new technologies to improve learning. More accountability to measure how effectively education funding is spent. More focus on early-childhood learning, on education in urban areas, on leaving no child behind. These attitudes are creating an education market in which all students must be equipped with the knowledge and skills needed to succeed in a rapidly changing world.

As a leading provider of pre-K-to-12th-grade educational materials, McGraw-Hill Education is set on improving the ways students learn and teachers teach. In 2003, *Yearly ProgressPro Math*, the only mathematics-curriculum-based measurement tool that enables elementary school teachers to use the Internet to improve student performance, was expanded to grades 7 and 8; it's currently being used by 120,000 students in 11 states. CTB/McGraw-Hill, the leader in educational testing, added more content areas to its *i-know* online assessment system and introduced assessments tailored to state standards. And our proven *Open Court Reading* program has been enhanced with a suite of tools, including student assessment, professional development and a multimedia learning program called *Online Phonics*.

CHANGING BOUNDARIES

Winner or loser? Leader or laggard? The continuing transformation of industries and professions creates plenty of both. In the aviation, construction and energy industries, and across all businesses, powerful forces are driving change, including competition from new entrants, consolidation among former rivals and the development of new technologies. Survival depends on adapting to constantly changing market conditions; success requires the ability to anticipate those changes and seize opportunities as they arise.

We're focused on helping our customers navigate these changes. The *McGraw-Hill Construction Network*, launched in 2003, connects people, projects and products by integrating information and intelligence online, creating new business opportunities for our customers. Platts, the leader in providing information and analytical tools to the energy business, continues to foster greater price transparency to create a level playing field. Platts also offers solutions such as *POWERMap*, which enables customers to identify potential problems in the energy grid before they occur. For medical professionals, our accessmedicine.com portal provides easy access to authoritative information, and a new application helps physicians, using PDAs, make diagnoses at the point of care.

STANDARD & POORS

CHANGING NEEDS

CONSTANT VALUES

It's a familiar list: a new house for a growing family, savings for a child's college tuition, retirement planning. And it's unfamiliar ground; anticipating changing needs is a daunting challenge. The need for financial transparency and investment advice has never been greater. And with our established reputation for independence, demand continues to grow for Standard & Poor's equity research and index services.

Standard & Poor's is the largest independent equity research firm in the world. Over the last 17 years, S&P's 5-STARS recommendations have outperformed the S&P 500 by more than 7% on an average annualized basis. Our global network of analysts also offers in-depth reports on more than 15,000 U.S. mutual funds and provides access to performance data on nearly 80,000 investment funds globally. In 2003, we added the fast-growing managed accounts market to our universe of coverage.

In 2003, Standard & Poor's also added a family of benchmark indexes — now called the S&P/Citibank Global Equity Indices — to its market-leading lineup. S&P indexes are linked to more than $1 trillion traded in mutual funds, Exchange-Traded Funds and other investment vehicles.

Left: Pictured with Chairman Harold McGraw III and Chairman Emeritus Harold W. McGraw, Jr. (seated) are the 2003 Harold W. McGraw, Jr. Prize in Education winners (left to right): Kati Haycock, Director, The Education Trust; Mark Edwards, Superintendent, Henrico County Public Schools, Virginia; and Carol Twigg, Executive Director, Center for Academic Transformation, Rensselaer Polytechnic Institute. Right: Employees volunteer at the school supplies drive the Corporation sponsors every August to benefit children living in central Ohio homeless shelters.

CHANGING COMMUNITIES, CONSTANT COMMITMENT

     The McGraw-Hill Companies is committed to helping people around the world learn, grow, acquire new skills, better their lives and, in doing so, better their communities. This commitment to corporate citizenship has been a hallmark of The McGraw-Hill Companies since it was founded in 1888.

     We strive to meet the changing needs of each community by encouraging our employees to volunteer, by making grants to organizations around the world that share our goals, and through in-kind giving. The Corporation was ranked fifth among all companies in the S&P 500 for in-kind giving in BusinessWeek’s 2003 Corporate Philanthropy special report.

     Drawing upon our expertise in the financial services, education and business information markets, the Corporation continues to expand its philanthropic focus on financial literacy. Financial literacy provides the foundation for saving and investing wisely. It is the basis for the responsible use of credit and money and for making informed financial decisions that can create opportunities for our families and our future.

     For the past 16 years, the Corporation has awarded the prestigious Harold W. McGraw, Jr. Prize in Education to remarkable individuals who have committed themselves to improving education in this

Left: Chairman Harold McGraw III delivered the keynote address at the Council of Urban Boards of Education conference in Charlotte, N.C., focusing on the challenges of improving performance. McGraw-Hill Education sponsored the conference.

Right: Six crews from The McGraw-Hill Companies participated in the annual Dragon Boat Race on the Thames in London, raising funds for recreational water activities for the local community.

country. The Prize was established in 1988 to honor the lifelong commitment of our chairman emeritus to education and to mark the Corporation’s 100th anniversary.

     The McGraw-Hill Companies’ commitment to corporate citizenship extends beyond our philanthropy to our involvement in public affairs. In 2003, we worked with policymakers around the world to enhance the climate for business growth and to enable our business units to more effectively serve their customers. The appointment in 2003 of Harold McGraw III as chairman of the Business Roundtable’s International Trade and Investment Task Force provides new opportunities to shape the views of the public and policymakers on the importance of trade and global engagement to economic growth.

     In addition, we worked to assure our customers of our continued ability to protect the privacy of personal data they provide to us, and we advocated strong intellectual property protections to help ensure that the educational material and business information our customers receive is genuine, not an illegally pirated copy.

CHANGING ENVIRONMENTS, CONSTANT GROWTH

     For more than a century, The McGraw-Hill Companies has been a constant source of essential information in the changing markets it serves. The Corporation is aligned around three powerful and enduring forces essential to economic growth worldwide: the need for capital, the need for knowledge and the need for transparency. The McGraw-Hill Companies has built strong businesses with leading market positions in financial services, education and business information to meet these needs.

www.mcgraw-hill.com

McGRAW-HILL FINANCIAL SERVICES

     Standard & Poor’s is the world’s foremost provider of independent credit ratings, indexes, risk evaluation, investment research and valuations. An essential part of the global financial infrastructure, Standard & Poor’s has played a leading role for more than 140 years in providing investors with the independent benchmarks they need to feel more confident about their investment and financial decisions.

     Standard & Poor’s has the world’s largest network of credit ratings professionals. It provides ratings services for a wide array of credit obligations, including corporate and municipal bonds, asset- and mortgage-backed securities, sovereign governments and bank loans. It also provides evaluation services for risk management and credit performance, as well as performance evaluation services for corporate governance and schools.

     Standard & Poor’s is also a leading provider of independent equity and funds research, financial commentary, corporate data, investment advice and real-time market data to investment managers and advisors. In addition, it develops and manages benchmark indexes known throughout the world, including the S&P 500 Index, the S&P Global 1200 Index and many others.

     In the U.S., Standard & Poor’s is a leader in providing valuation and value analysis for financial reporting, tax, business combinations, corporate restructuring, capital allocation and capital structure purposes.

www.standardandpoors.com

AT A GLANCE

McGRAW-HILL EDUCATION

     McGraw-Hill Education is a global leader in education and professional information. The Corporation has built its education division into a powerhouse covering virtually every aspect of the market from pre-K to professional learning. It has two core units:

     School Education Group is a leader in the U.S. pre-K-to-12th-grade market. Providing educational and professional development materials in any format, the group’s imprints include SRA/McGraw-Hill, Wright Group/McGraw-Hill, Macmillan/McGraw-Hill and Glencoe/McGraw- Hill. The nation’s leader in testing and assessment, CTB/McGraw-Hill, is also part of this group.

     Higher Education, Professional, and International Group is the leading technological innovator in the field, offering e-books, online tutoring, customized course Web sites and subscription services, as well as traditional materials, to the higher education market. Professional operations focus on professional, reference and trade publishing for medical, business, engineering and other professions. International operations cover markets worldwide with locally developed materials as well as English-language materials. McGraw-Hill Education is a leading American publisher of Spanish-language educational materials for the Latin American and European markets.

www.mheducation.com

AT A GLANCE

McGRAW-HILL INFORMATION AND MEDIA SERVICES

     These market-leading brands provide information, business intelligence and solutions that business, government and professionals worldwide use to remain competitive in their fields and in the global economy.

     The Business-to-Business Group includes:

     BusinessWeek, the world’s best-selling business magazine with a circulation of nearly 1.2 million and 5.6 million readers worldwide each week. The franchise also includes BusinessWeek Online and BusinessWeek Television. www.businessweek.com

     Platts, the world’s largest energy information and services provider, serving the electricity, natural gas, oil, oil shipping, coal, nuclear energy, petrochemicals and metals markets. www.platts.com

     McGraw-Hill Construction, which connects people, projects and products across the design and construction industry. www.construction.com

     Aviation Week, the largest multimedia information provider to the aviation and aerospace industry. www.AviationNow.com

      Healthcare Information, a provider of clinical and business intelligence and marketing services to the healthcare industry. www.mcgraw-hill.com/healthcare

     The Broadcasting Group consists of ABC-affiliated television stations in Bakersfield, Calif. (KERO); Denver, Colo. (KMGH); Indianapolis, Ind. (WRTV); and San Diego, Calif. (KGTV). www.mcgraw-hill.com/broadcast

Financial Contents

26	Financial Charts
27	Management’s Discussion and Analysis
55	Consolidated Statement of Income
56	Consolidated Balance Sheet
58	Consolidated Statement of Cash Flows
59	Consolidated Statement of Shareholders’ Equity
60	Notes to Consolidated Financial Statements
79	Report of Management
80	Report of Independent Auditors
81	Supplemental Financial Information
82	Eleven-Year Financial Review
85	Shareholder Information

F I N A N C I A L   C H A R T S

OPERATING PROFIT BY SEGMENT
[dollars in millions]

Includes the following items:

All years have been restated to exclude discontinued operations as a result of the disposition of ComStock and the planned
disposition of the Landoll, Frank Schaffer and related juvenile retail businesses.

2002 Loss on the sale of MMS International

2001 Restructuring and asset write-down

          Gain on the sale of DRI

          Write-down of certain assets, contribution of
               Rational Investors and the shutdown of Blue List

OPERATING REVENUE BY SEGMENT
[dollars in millions]

All years have been restated to exclude discontinued operations as a result of the disposition of ComStock and the planned disposition of the Landoll, Frank Schaffer and related juvenile retail businesses.

CAPITAL EXPENDITURES BY SEGMENT
[dollars in millions]

Includes investments in prepublication costs, purchases of property and equipment, and additions to technology projects.

M A N A G E M E N T ‘ S   D I S C U S S I O N   A N D   A N A L Y S I S

Over view of 2003 and Outlook

In 2003, the Company achieved growth in revenue and income from operations despite continued difficult market conditions for some of its businesses. Revenue growth of 4.0% outpaced a 3.3% increase in expenses. The dollar also weakened considerably against several currencies, which contributed to year over year growth in revenue and income from continuing operations by $55.5 million and $19.4 million, respectively. The Financial Services segment was a key growth driver this year as segment revenue and operating profit grew 13.7% and 19.0%, respectively.

Growth in the Financial Services segment was driven by a strong mix that included:

•	Growth in structured finance and corporate finance ratings which reflect favorable market conditions, including a continued low interest rate environment.

•	Strong growth internationally, particularly in structured finance, as international issuers have embraced securitization as a source of funding. Overseas activity now produces 28.8% of total Financial Services revenues.

•	Growth in bank loan ratings, counterparty credit ratings and global infrastructure ratings.

Results for the McGraw-Hill Education segment were slightly below the prior year as revenues remained flat and operating profit declined by 3.4%. Economic conditions continued to adversely affect the School Education Group’s markets. In the Texas social studies adoption, the year’s largest sales opportunity, the Group led all competition with its strong lineup of print and multimedia products for grades six through twelve but did not achieve comparable success in the smaller, kindergarten through fifth grade portion of the adoption. In the open territory states, the market-leading alternative basal programs, Open Court Reading and Everyday Mathematics, added substantially to their customer bases with new adoptions in major urban districts. The School Education Group experienced good growth in the custom assessment market, as state education officials began to expand their testing programs in accordance with the requirements of the No Child Left Behind Act, but those gains were partially offset by the Act’s depressive effect on sales of standardized test products to local school districts. The majority of federal Reading First funds reached the market late in the year and had a limited impact on 2003, although the Group’s research-based programs captured a significant share of the allocations that were spent on instructional materials. More federal testing and Reading First funds will be available in 2004. Despite the funding problems of the last few years, improving education has remained a top priority with the American public and with politicians at all levels of government.

The Higher Education, Professional and International Group experienced revenue growth of 1.5%. The McGraw-Hill Companies continues to improve its position in education by growing its college and university business, the least cyclical part of that market.

In 2003, the Information and Media Services segment continued to be impacted by the soft advertising market. However, cost containment continues to be a priority in this segment.

In 2003 and the beginning of 2004, the Company disposed of the following businesses and investments that no longer fit its strategic plans:

•	S&P ComStock: In February 2003, the Company divested S&P ComStock (ComStock), the real-time market data unit of the Financial Services segment. The sale resulted in a $56.8 million after-tax gain or 30 cents per diluted share, and an $87.0 million pre-tax gain, which is reflected as a discontinued operation on the income statement. ComStock was formerly part of the Financial Services segment. The disposition and results of operations for the period contributed $87.5 million pre-tax and $57.2 million after-tax or 30 cents per diluted share.

The divestiture of ComStock is consistent with Financial Services’ strategy of directing resources to those businesses which have the best opportunities to achieve both significant financial growth and market leadership. The divestiture enables Financial Services to bring greater focus to the overall objective for the core investment services business, which is to strengthen its position as the world’s leading provider of independent investment research, analysis, data and products for investment managers and advisors.

•	Rock-McGraw, Inc. equity investment: Consistent with the Company’s strategy to direct resources to growth opportunities in each of its businesses, in December 2003, the Company sold its 45% equity investment in Rock-McGraw, Inc. The Company will remain an anchor tenant of what will continue to be known as The McGraw-Hill Companies Building and will continue to lease space from Rock-McGraw, Inc. under an existing lease for approximately 16 years. Currently, the Company leases approximately 18% of the building space. The lease is being accounted for as an operating lease. The transaction was valued at $450.0 million, including assumed debt. Proceeds from the disposition were $382.1 million. The sale resulted in a pre-tax gain of $131.3 million and an after-tax benefit of $58.4 million, or 30 cents per diluted share in 2003. Pursuant to sale-leaseback accounting rules, a gain of approximately $212.3 million ($126.3 million after-tax) was deferred and will be amortized over the remaining lease term as a reduction in rent expense. Prior to the sale the Company received a dividend of $103.5 million from Rock-McGraw in connection with the conversion of the latter into a REIT in accordance with the plans of the purchaser of the Company’s interest and the continuing partner in the joint venture company.

•	Landoll, Frank Schaffer and related juvenile retail publishing businesses (juvenile retail publishing business): In January 2004, the Company sold the juvenile retail publishing business, part of the McGraw-Hill Education segment’s School Education Group. The juvenile retail publishing business produced consumer-oriented learning products for sale through educational dealers, mass merchandisers, bookstores and e-commerce. As a result of this planned disposition, as of December 31, 2003, in accordance with Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the Company reviewed the carrying value of the juvenile retail publishing business net assets and adjusted the net assets to their fair market value less cost to sell. Accordingly, during the fourth quarter, the Company recognized impairments to the carrying value of the juvenile retail publishing business net assets of approximately $75.9 million ($54.1 million net of tax), or 28 cents per diluted share in 2003. Approximately $70.1 million of that charge was a write-off of goodwill and intangibles. The lower tax rate on the loss from the sale of the juvenile retail publishing business in comparison to the Company’s normal effective tax rate is due to certain goodwill associated with the business that had no tax basis. This had no impact on the Company’s effective tax rate as the juvenile retail publishing business is reflected in discontinued operations.

     As a result of the Company’s planned disposition of the juvenile retail publishing business, the Company reflected the results of these businesses as discontinued operations for all periods presented. The planned disposition and results of operations for the period resulted in a loss of $81.1 million, $57.3 million after-tax, or 30 cents per diluted share. Accordingly, all income statement categories presented (except for discontinued operations) have been restated to exclude amounts associated with the juvenile retail publishing business.

     These businesses were selected for divestiture as they no longer fit within the Company’s strategic plans. The market was considered to have limited future growth potential, possessed unique sales channels, had low profit margins and would have required significant investment to achieve a limited growth potential.

     Proceeds from these dispositions will be reinvested as part of the Company’s acquisition growth strategy and to meet general operating cash requirements.

     In 2004, although projecting a soft adoption year in the K-12 market, the Company is encouraged by the evidence of economic recovery and has identified growth opportunities in key markets. The Company plans to focus its efforts on the following growth strategies:

•	Continue to expand the Company’s operations overseas, primarily in Financial Services.

•	Expand and refine the use of technology in all segments to improve performance and market penetration.

•	Leverage existing capabilities into new services.

•	Continue to make selective acquisitions that complement the Company’s existing business capabilities.

     In addition to the above strategies the Company will continue its efforts to control costs and use technology to improve productivity. As a result of a soft adoption market and growth in interest rates, the Company projects income from continuing operations to increase in the mid-to-high single digits in 2004, without the recurrence of the 30 cent benefit from the sale of the equity in Rock-McGraw, Inc. However, there can be no assurance that the Company will achieve success implementing any one or more of its strategies.

Critical Accounting Policies

The Company’s discussion and analysis of its financial condition and results of operations is based upon the Company’s consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities.

     On an ongoing basis, the Company evaluates its estimates and assumptions, including those related to revenue recognition, allowance for doubtful accounts and sales returns, valuation of inventories, prepublication costs, valuation of long-lived assets, goodwill and other intangible assets, pension plan assumptions and income taxes. The Company bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that cannot readily be determined from other sources. There can be no assurance that actual results will not differ from those estimates.

     The Company believes the following critical accounting policies require it to make significant judgments and estimates in the preparation of its consolidated financial statements:

Revenue recognition: Revenue is recognized when goods are shipped to customers or services are rendered. Units whose revenue is principally from service contracts record revenue as earned. Revenue relating to agreements that provide for more than one service is recognized based upon the relative fair value to the customer of each service component and as each component is earned. If the fair value to the customer for each service is not objectively determinable, revenue is recorded as unearned and recognized ratably over the service period. Fair value is determined for each service component through a bifurcation analysis that relies upon the pricing of similar cash arrangements that are not part of the multi-element arrangement. Advertising revenue is recognized when the page is run or the spot is aired. Subscription income is recognized over the related subscription period.

     Product revenue comprises the revenue from the McGraw-Hill Education segment and the circulation revenue from the Information and Media Services segment, and represents educational products, primarily books, and magazines. Service revenue represents the revenue of the Financial Services segment and remaining revenue of the Information and Media Services segment which represents information-related services and advertising.

     Unearned revenue was $595.4 million and $539.0 million as of December 31, 2003 and 2002, respectively. The increase was primarily attributable to the Financial Services segment’s ratings products.

     During 2003, the Company adopted the Emerging Issues Task Force consensus EITF No. 00-21, “Accounting for Revenue Relationships with Multiple Deliverables.” As a result, the Company changed its method of accounting for multiple deliverables. This change did not materially impact the consolidated financial statements.

     For the years ended December 31, 2003, 2002 and 2001, no significant changes have been made to the underlying assumptions related to estimates of revenue or the methodologies applied.

Allowance for doubtful accounts and sales returns: The accounts receivable reserve methodology is based on historical analysis and a review of outstanding balances. The impact on operating profit for a one percentage point change in the allowance for doubtful accounts is $12.0 million. A significant estimate in the McGraw-Hill Education segment, and particularly within the Higher Education, Professional and International Group, is the allowance for sales returns, which is based on the historical rate of return and current market conditions. Should the estimate for the Higher Education, Professional and International Group vary by one-percentage point, it would have an approximate $10.0 million impact on operating profit.

     For the years ended December 31, 2003, 2002 and 2001, management made no material changes in its assumptions regarding the determination of the allowance for doubtful accounts and sales returns.

Prepublication costs: Prepublication costs, principally outside preparation costs, are amortized from the year of publication over their estimated useful lives, one to five years, using either an accelerated or straight-line method. The majority of the programs are amortized using an accelerated methodology. The Company periodically evaluates the remaining lives, which are sometimes dependent upon program acceptance by state adoption authorities and recoverability of such costs, based on expected undiscounted cash flows.

     For the year ended December 31, 2003, prepublication amortization expense was $282.5 million, representing 14.1% of consolidated operating related expenses and 14.4% of the McGraw-Hill Education segment’s total expenses. If the annual prepublication amortization varied by one percentage point, the consolidated amortization expense would have increased by approximately $3.0 million.

     For the years ended December 31, 2003, 2002 and 2001, no significant changes have been made to the amortization rates applied to prepublication costs, the underlying assumptions related to estimates of amortization or the methodology applied.

Valuation of inventories: Inventories are stated at the lower of cost (first-in, first-out) or market. A significant estimate in the McGraw-Hill Education segment is the reserve for inventory obsolescence. The reserve is based upon management’s assessment of the marketplace of products in demand as compared to the number of units currently on hand. Should the estimate for inventory obsolescence for the Company vary by one percentage point, it would have an approximate $4.6 million impact on operating profit.

     For the years ended December 31, 2003, 2002 and 2001, management made no material changes in its assumptions regarding the determination of the valuation of inventories.

Intangibles, goodwill and other long-lived assets: The Company reviews long-lived assets, including intangible assets, and goodwill for impairment annually, or sooner whenever events or changes in circumstances indicate the carrying amounts of such assets may not be recoverable. Upon such an occurrence, recoverability of these assets is determined as follows: Intangibles with indefinite lives are tested by comparing their carrying amounts to fair value. Impairment within goodwill is tested using a two-step method. The first step is to compare the fair value of the reporting unit to its book value, including goodwill. If the fair value of the unit is less than its book value the second step is taken. The Company then determines the implied fair value of goodwill by deducting the fair value of the reporting unit’s net assets from the fair value of the reporting unit. If the book value of goodwill is greater than its implied fair value, the Company writes down goodwill to its implied fair value. For long-lived assets that are held for use, the Company compares the forecasted undiscounted net cash flows to the carrying amount. If the long-lived asset is determined to be unable to recover the carrying amount, then it is written down to fair value. For long-lived assets held for sale, assets are written down to fair value less costs to sell.

     Fair value is determined based on discounted cash flows, appraised values or management’s estimates, depending upon the nature of the assets. In estimating future cash flows for the Company’s businesses, internal budgets were used. The budgets were based on recent sales data for existing products, planned timing of new product launches or capital projects, and customer commitments related to new and existing products. These budgets also included assumptions of future production volumes and pricing of products.

     The Company performed its impairment assessment on long-lived assets, including intangible assets and goodwill in accordance with the methods prescribed above. The Company concluded that no impairment existed, with the exception of the juvenile retail publishing business, which was adjusted to fair value less cost to sell, as a result of a planned disposition and in accordance with the SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (see Note 2 in the Company’s Notes to the Consolidated Financial Statements as of December 31, 2003).

Retirement plans and postretirement healthcare and other benefits: The Company’s pension plans and postretirement benefit plans are accounted for using actuarial valuations required by SFAS No. 87, “Employers’ Accounting for Pensions,” and SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions.”

     The Company’s employee pension and other postretirement benefit costs and obligations are dependent on assumptions concerning the outcome of future events and circumstances, including compensation increases, long-term return on pension plan assets, healthcare cost trends, discount rates and other factors. In determining such assumptions, the Company consults with outside actuaries and other advisors where deemed appropriate. In accordance with relevant accounting standards, if actual results differ from the Company’s assumptions, such differences are deferred and amortized over the estimated future working life of the plan participants. While the Company believes that the assumptions used in these calculations are reasonable, differences in actual experience or changes in assumptions could affect the expenses and liabilities related to the Company’s pension and other postretirement benefits.

     Following is a discussion of some significant assumptions that the Company makes in determining costs and obligations for pension and other postretirement benefits:

•	Discount rate assumptions are based on current yields on high-grade corporate long-term bonds.

•	Salary growth assumptions are based on the Company’s long-term actual experience and future outlook.

•	Healthcare cost trend assumptions are based on historical market data, the near-term outlook and an assessment of likely long-term trends.

•	Long-term return on pension plan assets is based on a calculated market-related value of assets, which recognizes changes in market value over five years.

     In 2003, for the purpose of determining net periodic pension expense, the Company used a return on plan assets assumption of 8.75%. The 2003 return assumption was reduced from 9.5% on January 1, 2003, to reflect lower expected returns on investments due to expected long-term market weakness. Additionally, effective January 1, 2003, the Company changed its discount rate assumption on its retirement plans to 6.75% from 7.25% utilized in 2002.

     Effective January 1, 2004, the Company changed its discount rate assumption on its retirement plans to 6.25% from 6.75% in 2003. There was no change in the 2004 expected return on plan asset assumptions. The effect of these changes on pension income for 2004 is expected to be $12.8 million pre-tax, or 4 cents per diluted share.

Income taxes: The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes.” Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

     Management’s judgment is required in determining the Company’s provision for income taxes and deferred tax assets and liabilities. In calculating the provision for income taxes on an interim basis, the Company uses an estimate of the annual effective tax rate based upon the facts and circumstances known. The Company’s effective tax rate is based on expected income, statutory tax rates and permanent differences between financial statement and tax return income applicable to the Company in the various jurisdictions in which the Company operates. Significant judgment is required in determining the Company’s effective tax rate and in evaluating the Company’s tax position. The Company establishes reserves when, despite its belief that the tax return positions are fully supportable, it believes that certain positions are likely to be challenged and it may not succeed. The Company adjusts these reserves in light of changing facts and circumstances. The effective tax rate includes the impact of reserve provisions and changes to reserves that the Company considers appropriate. At year-end, the actual effective tax rate is calculated based upon the actual results for the full fiscal year and taking into consideration facts and circumstances known at year-end. In determining the need for a valuation allowance, the historical and projected financial performance of the operation recording a net deferred tax asset is considered along with any other pertinent information.

     For the years ended December 31, 2003, 2002 and 2001, management made no material changes in its assumptions regarding the determination of the provision for income taxes. However, certain events could occur that would materially affect the Company’s estimates and assumptions regarding deferred taxes. Changes in current tax laws and applicable enacted tax rates could affect the valuation of deferred tax assets and liabilities, thereby impacting the Company’s income tax provision.

     Management has discussed the development and selection of these critical accounting estimates with the Audit Committee of the Company’s Board of Directors. The Audit Committee has reviewed the Company’s disclosure relating to them in this Management’s Discussion and Analysis.

Results of Operations

Consolidated Review

(in millions)	2003	2002	2001

Operating Revenue	$4,827.9	$4,640.2	$4,474.6
% Increase	4.0	3.7	6.7

Operating Profit	$1,099.2	$1,011.8	$764.2
% Increase (Decrease)	8.6	32.4	(15.4)
% Operating Margin	23	22	17

Income from Continuing Operations Before Taxes	$1,130.3	$897.4	$616.1

Income from Continuing Operations	$687.8	$572.0	$377.7

(Loss)/Earnings on Discontinued Operations	$(0.1)	$4.8	$(0.7)

Net Income	$687.7	$576.8	$377.0

                                     Operating profit is income before taxes on income, interest expense and corporate expense.

2003 Compared with 2002

The Segment Review that follows is incorporated herein by reference.

Revenue and Earnings

Operating revenue increased 4.0%, or $187.7 million to $4.8 billion, as compared to the prior year. Operating profit of $1.1 billion increased 8.6%. The revenue and operating profit increase is primarily attributable to growth in the Financial Services segment.

Favorable foreign exchange rates contributed to the growth in operating revenue and income from continuing operations by $55.5 million and $19.4 million, respectively.

     Product revenue increased only slightly to $2.4 billion as compared to the prior year, due to the lighter adoption calendar. Product revenue comprises the revenue from the McGraw- Hill Education segment and the circulation revenue from the Information and Media Services segment, and represents educational products, primarily books and magazines.

     Service revenue increased to $2.4 billion, an increase of 7.2%. Service revenue comprises the revenue of the Financial Services segment and the remaining revenue of the Information and Media Services segment, and represents information-related services and advertising. The growth in service revenue is attributable to the growth in the Financial Services segment, primarily due to structured and corporate finance ratings.

     In December 2003, the Company sold its 45% equity investment in Rock-McGraw, Inc. The sale resulted in a pre-tax gain of $131.3 million and an after-tax benefit of $58.4 million, or 30 cents per diluted share in 2003. The impact from this transaction on the effective tax rate for the year ended December 31, 2003, is an increase of 2.1 percentage points. The higher rate of tax on the Rock-McGraw, Inc. gain in comparison to the Company’s normal effective tax rate reflects higher state taxes because of the concentration of Rock-McGraw, Inc. in New York City. Pursuant to sale-leaseback accounting rules, a gain of approximately $212.3 million ($126.3 million after tax) was deferred and will be amortized over the remaining lease term as a reduction in rent expense. Since the Company will maintain a significant presence in the headquarters building owned by Rock-McGraw, Inc., the sale-leaseback rules under SFAS No. 28 “Accounting For Sales with Leasebacks” apply, (see Note 14).

     Other income increased $152.9 million to $171.5 million from the prior year. Other income includes a $131.3 million pre-tax gain on the disposition of the Company’s equity investment in Rock-McGraw, Inc. in 2003 and a $14.5 million pre-tax loss on the disposition of MMS International in 2002.

     Income from continuing operations was $687.8 million, a $115.8 million increase over 2002. Excluded from the results of continuing operations are the results of S&P ComStock and Landoll, Frank Schaffer and related juvenile retail publishing businesses (juvenile retail publishing business), which were disposed of during February 2003 and January 2004, respectively, and are accounted for as discontinued operations. ComStock was part of the Financial Services segment. The juvenile retail publishing business was part of the McGraw- Hill Education segment.

     In September 2002, the Financial Services segment divested MMS International, which resulted in a pre-tax loss of $14.5 million and an after-tax benefit of $2.0 million, 1 cent per diluted share. The variance between the pre-tax loss on the sale of MMS International and the after-tax benefit is the result of previous book write-downs and the inability of the Company to take a tax benefit for the write-downs until the unit was sold. The impact on the effective tax rate for the year ended December 31, 2002 from this transaction is a reduction of 1.2 percentage points. The divestiture of MMS International had a negligible effect on current year results.

Operating Costs and Expenses

Total expenses increased only 3.3% in 2003 due to cost containment activities.

     Product operating related expenses were flat at $1.2 billion as compared with the prior year primarily due to cost containment initiatives. Amortization of prepublication costs increased $5.4 million to $282.5 million in 2003. For 2003, combined printing, paper and distribution prices for product-related manufacturing decreased by approximately 1.8% or $8.6 million as a result of successful negotiations with suppliers combined with weak market conditions. A 1% decline in printing prices and a 4.7% decline in paper prices more than offset an increase in distribution prices of 1.9%. Combined paper, printing and distribution volumes declined approximately 9% in 2003 compared with 2002. Combined paper, printing and distribution expenses represents 24% of total operating related expense. Service operating related expenses increased only 3.2% primarily due to cost containment efforts at Information and Media Services.

     Selling and general product expenses increased 2.0% because of technology spending. Selling and general service expenses increased 11.6% to $844.9 million primarily from the growth of the Financial Services segment.

     A significant portion of both operating and selling and general expense is salary expense, which increased approximately 2% to $1.3 billion primarily as a result of merit increases. Also contributing to the increase is a decline in pension income from the Company’s U.S. qualified retirement plans of $26.6 million pre-tax, or 9 cents per diluted share. The decline in the stock market performance for the three years prior to 2003 negatively impacted the return on the Company’s pension assets. Additionally, on January 1, 2003, the Company changed its discount rate assumption on its retirement plans to 6.75% from 7.25% utilized in 2002 and its return on assets assumption to 8.75% from 9.5%.

     Depreciation expense was $82.8 million, a 4.6% decrease compared to prior year. Lower capital spending in the current and prior years contributed to this decrease. Amortization of intangibles decreased $3.3 million, or 9.1%, due to certain balances becoming fully amortized during the year.

     In 2004, depreciation is expected to increase as a result of the completion of the Company’s new consolidated facilities in London and a portion of the Global Transformation Project. In February 2001, the Company entered into a new lease for 20 Canada Square, Canary Wharf, London, for 266,000 square feet. The facility, which will be occupied in 2004, will house employees of the Company’s financial services and business information operations, including Standard & Poor’s, which will consolidate its London operations previously housed in six separate facilities, as well as BusinessWeek and Platts. The Global Transformation Project will support the McGraw-Hill Education segment’s global growth objectives, provide technological enhancements to strengthen the infrastructure of management information and customer-centric services, enable process and production improvements throughout the organization, and position McGraw-Hill Education to develop advanced digital products as an emerging growth opportunity. Amortization of prepublication costs is expected to decrease in 2004 as a result of lower prepublication costs in recent years due to cost saving initiatives and adoption cycles.

     For 2004, combined printing, paper and distribution prices for product-related manufacturing are expected to increase by approximately 0.8% or $3.7 million. Printing prices are expected to rise 1.0%. Overall paper prices will be limited to a 0.4% increase due to the carry forward impact of successful 2003 negotiations and long-term agreements in place limiting increases for a major portion of the corporation’s paper purchases. No increase is expected in overall distribution prices due to successful negotiations with publication international mail suppliers and flat postal rates in 2004. Merit increases for 2004 will approximate 3.0%, unchanged from the prior year. Effective January 1, 2004, the Company changed its discount rate assumption on its retirement plans to 6.25% from 6.75% in 2003. There is no change in the 2004 expected return in plan asset assumptions. The effect of these changes on pension income for 2004 is expected to be $12.8 million pre-tax, or 4 cents per diluted share.

Interest Expense

Interest expense decreased 68.5% to $7.1 million from $22.5 million reported in the prior year. The primary reasons for the decrease are the reduced average debt outstanding and the reduction in the average interest rate in 2003. Average commercial paper levels decreased from $908.5 million in 2002 to $387.1 million in 2003. The average interest rate on commercial paper borrowings decreased from 1.9% in 2002 to 1.2% in 2003. Lower average debt levels accounted for $9.9 million of the decrease, while lower average interest rates account for $2.5 million.

Interest income on higher domestic and foreign cash levels represented most of the remaining reduction in interest expense.

     Average interest rates on commercial paper are anticipated to rise from current levels in the second half of 2004, but full year average rates are not expected to change materially from those experienced in 2003.

Provision for Income Taxes

The provision for income taxes as a percent of income from continuing operations before taxes was 39.1% in 2003 and 36.3% in 2002. The 2003 rate reflects the impact of the sale of the Company’s equity investment of Rock- McGraw, Inc. in 2003 (2.1 percentage point increase). The 2002 rate reflects the impact of the divestiture of MMS International (1.2 percentage point reduction). The 2004 effective tax rate is expected to be approximately 37.0%.

Income from Continuing Operations

Income from continuing operations was $687.8 million, a $115.8 million increase over 2002. Excluded from the results of continuing operations are the results of ComStock and the juvenile retail publishing business, which were disposed of during February 2003 and January 2004, respectively, and are accounted for as discontinued operations. ComStock was part of the Financial Services segment. The juvenile retail publishing business was part of the McGraw-Hill Education segment.

Income/(Loss) from Discontinued Operations

Income/(loss) from discontinued operations for the year ended December 31, 2003 was $(0.1) million compared to $4.8 million for the same period in 2002. The juvenile retail publishing business generated revenue of approximately $66.6 million and $82.1 million, and operating loss of approximately $5.1 million and $1.2 million in 2003 and 2002, respectively. ComStock generated revenue of approximately $11.1 million and $65.4 million, and operating profit of approximately $0.6 million and $8.9 million in 2003 and 2002, respectively.

Net Income

Net income for the period increased $110.9 million over the prior year. Diluted earnings per share were $3.58 versus $2.96 in the prior year.

2002 Compared with 2001

The Segment Review that follows is incorporated herein by reference.

Revenue and Earnings

Operating revenue for 2002 increased $165.6 million, a 3.7% increase due to growth in the Financial Services segment and acquisitions. Operating profit of $1.0 billion increased 32.4% from 2001. Product revenue increased 2.1% to $2.4 billion as compared to the prior year. Service revenue increased to $2.3 billion, a 5.5% increase over the prior year.

     Excluded from these totals are the results of the Landoll, Frank Shaffer and related juvenile retail publishing businesses (juvenile retail publishing business) which are reported in discontinued operations on the income statement, due to their planned disposition. Also included in discontinued operations is ComStock, which was divested in February 2003.

     In September 2002, the Financial Services segment divested MMS International, which resulted in a pre-tax loss of $14.5 million and an after-tax benefit of $2.0 million, 1 cent per diluted share. The variance between the pre-tax loss on the sale of MMS International and the after-tax benefit is the result of previous book write-downs and the inability of the Company to take a tax benefit for the writedowns until the unit was sold. The impact from the transaction on the effective tax rate for the year ended December 31, 2002 is a reduction of 1.2 percentage points.

     In the fourth quarter of 2001, the Company announced a worldwide restructuring program that included the exiting of certain businesses, product lines and markets in each of the operating segments. As a result, the Company recorded a restructuring and asset impairment charge of $159.0 million pre-tax ($112.0 million after-tax, or 57 cents per diluted share).

Employee severance and benefits costs amounted to $30.2 million pre-tax and were included in operating related expenses in 2001. Also included in operating related expenses in 2001 were $92.8 million in asset impairment losses. In 2001, non-operating expenses related to the restructuring consisted of $36.0 million associated with the write-downs of certain e-commerce and emerging technology investments. As of December 31, 2002, this restructuring was completed.

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

     Beginning January 2002, in accordance with Statement of Financial Accounting Standards No. 142 (SFAS No. 142), “Goodwill and Other Intangible Assets,” the Company no longer amortizes goodwill. In 2002, the impact of SFAS No. 142 was $56.6 million pre-tax, or approximately 18 cents per diluted earnings per share, and $51.6 million pre-tax, or approximately 16 cents per diluted share on income from continuing operations.

     In May 2001, the Company divested DRI, which resulted in a $26.3 million after-tax gain (13 cents per diluted share, $8.8 million pretax), recorded within the Financial Services segment. The variance between the pre-tax gain recognized on the sale of DRI of $8.8 million and the after-tax benefit of $26.3 million is the result of previous book write-downs and the inability of the Company to take a tax benefit for the write-downs until the unit was sold. The impact on the 2001 effective tax rate for this transaction was a reduction of 3.4 percentage points. Also included in net income in 2001 in the Financial Services segment was the write-down of certain assets, the shutdown of the Blue List and the contribution of Rational Investors to mPower.com in exchange for an equity position in the online investment advisory service for the retirement market. The total charge for these items was $21.9 million after tax (11 cents per diluted share, $22.8 million pre-tax). The impact on the 2001 effective tax rate from these actions was an increase of 1.3 percentage points due to the inability of the Company to take a benefit for these write-downs. Net income for 2001 also included $6.9 million pre-tax, 2 cents per diluted share, related to a gain on the sale of real estate in the first quarter of 2001, which was recorded as other income on the consolidated statement of income.

     Other income in 2002 increased $8.6 million due to the write-down of certain e-commerce and emerging technology investments in 2001 ($36.0 million pre-tax) partially offset by the loss from the MMS International disposition ($14.5 million pre-tax).

     Income from continuing operations before taxes on income was $897.4 million, a $281.3 million increase over 2001. The 2002 and 2001 results have been restated to exclude the results of ComStock and the juvenile retail publishing business’s results, which are now reflected in discontinued operations on the income statement.

Operating Costs and Expenses

Total expenses decreased due to cost containment activities in 2002, and the absence of goodwill amortization and a restructuring charge, which were included in 2001. In 2001, operating related expenses included $123.0 million related to the restructuring.

     Product operating related expenses included the amortization of prepublication costs of $277.1 million and $236.6 million in 2002 and 2001, respectively. Product operating related expense decreased slightly, primarily due to cost savings initiatives offset by an increase in the amortization of prepublication costs. Service operating related expense declined 2.8%, primarily due to the impact of cost savings measures. In 2002 combined paper, printing and distribution prices for product-related manufacturing decreased by approximately 3.6%, or $17.4 million. Successful supplier negotiations and weak conditions in the printing and paper marketplaces more than offset a 4.3% increase in distribution prices resulting from a midyear 2002 increase from the U.S. Postal Service and increases from other air-freight and trucking carriers. Combined paper, printing and distribution volumes declined 4% in 2002 as compared with 2001. Combined paper, printing and distribution expense represents 23% of operating related expense.

     Selling and general expense was flat in 2002 as cost savings initiatives benefited the Company. Product selling and general expense increased $8.2 million and service selling and general expense decreased $8.0 million. A significant portion of both operating and selling and general expense is salary expense, which increased approximately 5.1% to $1.3 billion. Compensation increased primarily due to volume increases. Over the past several years, the tight labor market caused most companies, including The McGraw-Hill Companies, to enhance rewards and benefits in order to attract top talent. During 2001, the economy slowed, altering this previous trend. The slow economy continued in 2002, resulting in a continuation of the labor relations pattern established in 2001. In 2002, the Company experienced a decrease in pension income from the Company’s U.S. retirement plans of $2.3 million. Effective January 1, 2003, the Company changed its discount rate assumption on its retirement plans to 6.75% from 7.25% utilized in 2002. The Company also changed its return on assets assumption to 8.75% from 9.5% utilized in 2002.

     Depreciation expense increased modestly, by 1.2% over 2001, due to the completion of the majority of the Manhattan Occupancy Project, a reorganization of the New York facilities. Amortization of intangibles increased $3.7 million, 11.5% over 2001 due to recent acquisitions. Under SFAS No. 142 the Company no longer amortizes goodwill. In 2002, the impact of SFAS No. 142 was $56.6 million pre-tax, or approximately 18 cents per diluted earnings per share, and $51.6 million pre-tax, or approximately 16 cents per diluted share on income from continuing operations.

Interest Expense

Interest expense in 2002 was $22.5 million down from $55.1 million in 2001. The $32.6 million or 59.1%, decrease primarily was due to a reduction in interest rates and lower average debt levels. The average commercial paper rate was 1.9% versus 4.4% in 2001. Commercial paper borrowings averaged $908.5 million in 2002, down from $1.1 billion. Reduced interest rates produced $22.7 million of the decrease in interest expense, while lower average debt levels produced $9.5 million of the decrease.

Provision for Income Taxes

The provision for income taxes as a percent of income from continuing operations before taxes was 36.3% in 2002 and 38.7% in 2001. The 2002 rate reflects the impact of the divestiture of MMS International (1.2 percentage point reduction) and the elimination of goodwill amortization (1.4 percentage point reduction).

Income from Continuing Operations

Income from continuing operations was $572.0 million, a $194.3 million increase over 2001. Excluded from the results of continuing operations are the results of ComStock and the juvenile retail publishing business, which were disposed of during February 2003 and January 2004, respectively, and are accounted for as discontinued operations. ComStock was part of the Financial Services segment. The juvenile retail publishing business was part of the McGraw-Hill Education segment.

Income/(Loss) from Discontinued Operations

Income from discontinued operations for the year ended December 31, 2002 was $4.8 million compared with a loss from discontinued operations of $(0.7) million for the same period in 2001. The juvenile retail publishing business generated revenue of approximately $82.1 million and $92.0 million, and operating loss of approximately $1.2 million and $9.9 million in 2002 and 2001, respectively. ComStock generated revenue of approximately $65.4 million and $78.9 million, and operating profit of approximately $8.9 million and $8.9 million in 2002 and 2001, respectively.

Net Income

Net income for the period was $576.8 million, a 53% increase over the prior year. Diluted earnings per share were $2.96 versus $1.92 in the prior year. In 2001, the Company took a restructuring charge which significantly impacted net income.

Segment Review

McGraw-Hill Education

(in millions)	2003	2002	2001

Operating Revenue	$2,286.2	$2,275.0	$2,230.2
% Increase	0.5	2.0	12.7

Operating Profit	$321.8	$333.0	$273.3	(a)
% (Decrease) Increase	(3.4)	21.8	(11.2)

% Operating Margin	14	15	12

(a)	Includes a $62.1 million pre-tax charge for restructuring and asset write-downs.

     McGraw-Hill Education is one of the premier global educational publishers and is the largest U.S.-owned educational publisher serving the elementary and high school (el-hi), college and university, professional, and international markets. The segment comprises two operating groups: the School Education Group, and the Higher Education, Professional, and International Group (HPI).

     In 2003, McGraw-Hill Education revenue was flat at $2.3 billion compared to the prior year. Operating profit decreased by $11.2 million to $321.8 million for the year ended December 31, 2003. Foreign exchange rates favorably impacted revenue and operating profit growth by $15.0 million and $7.2 million, respectively. Excluded from these totals are the results of the Landoll, Frank Schaffer and related juvenile retail publishing businesses (juvenile retail publishing business), which are reported in discontinued operations on the income statement due to their planned disposition.

     Weak economic conditions affected the School Education Group’s results, which were offset by growth in HPI. In the kindergarten through grade twelve (K-12) market, cancellations and cutbacks in ordering due to state budget pressures created by falling tax receipts curbed opportunities, especially in open territories. Nonetheless, there were several notable successes including a strong performance in the Texas middle and high school social studies adoption, a large open territory adoption for elementary and middle school math programs in New York City, and growth in testing. These gains were counter-balanced by declining sales for several older supplemental lines and a disappointing performance by the elementary social studies program in Texas. In HPI growth came from the college and university education market.

     In 2002, McGraw-Hill Education launched its Global Transformation Project, which will support the segment’s global growth objectives, provide technological enhancements to strengthen the infrastructure of management information and customer-centric services, enable process and production improvements throughout the organization, and position McGraw-Hill Education to develop advanced digital products as an emerging growth opportunity. Expenditures related to the Global Transformation Project were $38.0 million and $57.8 million for the periods ended December 31, 2003 and 2002, respectively. For the years ended December 31, 2003 and 2002, $6.9 million and $36.3 million of additions to technology projects were capitalized for the Global Transformation Project, respectively and $6.1 million was capitalized as equipment. An additional $25.0 million and $21.5 million impacted operating profit as of December 31, 2003 and 2002, respectively. The total cost of this project is anticipated to be $180.0 million.

     In 2002, McGraw-Hill Education revenue of $2.3 billion increased 2.0%. Operating profit increased by $59.7 million to $333.0 million for the year ended December 31, 2002. The softness in operating performance came from the School Education Group, which experienced lighter state adoption and open territory opportunities. The segment’s operating results include the impact of the accounting change pursuant to Statement of Financial Accounting Standards No. 142 (SFAS No. 142)

“Goodwill and Other Intangible Assets.” The impact of SFAS No. 142 on this segment was a favorable $35.5 million.

School Education Group

The School Education Group comprises several key brands, including: SRA/McGraw-Hill, specialized niche basal programs for the elementary market; Wright Group/McGraw-Hill, innovative supplementary products for the early childhood, elementary and remedial markets; Macmillan/McGraw-Hill, basal instructional programs for the elementary market; Glencoe/McGraw-Hill, basal and supplementary products for the secondary market; CTB/McGraw-Hill, customized and standardized testing materials and scoring services; and McGraw-Hill Digital Learning, new online products such as Yearly ProgressPro.

     In 2003, the McGraw-Hill School Education Group’s revenue declined slightly to $1.2 billion. Economic conditions had a negative impact on revenue potential throughout the year, in both the adoption states and open territories. The School Education Group’s major adoption opportunity was in Texas, where McGraw-Hill programs took a 28% share of the overall social studies adoption for grades K-12 owing to a strong performance at the secondary level that partially offset a lower than expected showing at the elementary level. In addition, McGraw-Hill’s DLM Express performed well in the Texas pre-kindergarten adoption. Large adoptions of Everyday Mathematics and Impact Mathematics by New York City and Open Court Reading by Anne Arundel County, Maryland, contributed significantly to open territory sales. In the testing market, higher custom contract revenue was driven by the Colorado, California, Missouri, West Virginia and Indiana programs.

     According to the Association of American Publishers’ year-to-date statistics through December 2003, total adoption and open territory sales for grades K-12, excluding testing, increased 2.5%. The 2004 outlook for the School Education Group and the industry as a whole will again be influenced strongly by environmental factors, particularly the state adoption cycle, the extent of the nation’s economic recovery, and the availability of state and federal funding for elementary and high school education. In the 20 states that adopt educational materials on a statewide basis, the 2004 adoption cycle offers decreased revenue due to the mix of disciplines being adopted and limited adoption opportunities compared to 2003.

     Mathematics is the principal subject up for adoption in 2004, with five states scheduled to purchase materials for the elementary and secondary grades. In addition, South Carolina will make selective purchases for grades nine through twelve. Given the limited opportunities offered by the adoption cycle in other disciplines, competition for market share in these states is certain to be intense. However, McGraw-Hill has led the secondary math market for many years and should perform very well at these grade levels again in 2004. On the elementary level, the School Education Group will be competing with two of its programs for the two leading approaches to math instruction. Macmillan/McGraw-Hill Mathematics is a new program that features integrated formative assessment and professional development. Everyday Mathematics, which is now the nation’s leading research-based program, has also been listed in the adoption states and should augment the Group’s market share in 2004.

     Over the last few years, shortfalls in tax revenues have required many state and local governments to curtail spending for elementary through high school education. Budgeted reductions have often been compounded by additional cuts to address deficit situations. As a result purchases have been postponed or scaled back in districts across the adoption and open territory states. However, there are indications that the outlook for funding is improving. In November, the National Conference of State Legislatures (NCSL), reported that only 10 states are facing budget deficits in fiscal year 2004, which will run through June 30 in most states, compared to 31 states that had budget deficits at the same point in fiscal year 2003. According to the NCSL survey, 21 states realized higher revenues than expected, 16 states were running below forecast, and 13 were on target with projections. Furthermore, the budget gap in all states was significantly lower than that reported at the same time last year. If this favorable trend holds through the second quarter of 2004, when most states finalize their fiscal year 2005 budgets, increased appropriations may become available prior to the beginning of the new school year.

     In addition to the potential for improved state and local funding, the Company expects additional federal funding in the School Education Group’s marketplace during 2004. The No Child Left Behind Act (NCLB), which was signed into law in January 2002, established new testing and performance requirements for all states, and provided for additional federal support. By the end of 2003, the states had received all of their first-year allocations and most of their second-year allocations under the Reading First initiative. Much of this money will reach local school districts in the first half of 2004. With research-based programs such as Open Court Reading, Reading Mastery and Breakthrough to Literacy that closely match the federal guidelines, McGraw-Hill is very well-positioned in this market. Although some Reading First funds are likely to be substituted for state or local funds, the Company anticipates that the federal reading initiative will have an incremental effect on business opportunities during 2004 and will contribute significantly to growth.

     The McGraw-Hill School Education Group holds strong positions in both the custom testing market and the market for “shelf” or standardized testing materials. In 2004, the McGraw-Hill School Education Group will focus on winning additional custom contracts in key states, as well as investing in the technology necessary for the continuing development of summative and formative assessment products that can be offered online. With the passage of NCLB, which requires states to demonstrate adequate yearly progress through the use of annual reading and math tests in grades three through eight, the Group is well positioned to grow in the summative testing market again in 2004. The growth rate is difficult to predict, however, as federal monies may simply replace reduced state budget spending. Although this will be the lightest K-12 adoption calendar for the decade, the Company expects to outperform the industry in 2004 based on strength in math, success in capturing Reading First dollars, growth in testing, and the recovery of supplemental sales as the general economy improves. The decline in elementary and high school market potential in 2004 is due to the soft adoption calendar; the long-term growth opportunities in this market remain solid. The elementary through high school market is expected to rebound dramatically in 2005, the first of several good growth years for the business.

     In 2002, McGraw-Hill School Education Group revenue declined slightly to $1.2 billion. The Group was negatively impacted by the change in adoption and open territory potential within key states. In 2001, significant opportunities included basal reading adoptions in Indiana, Alabama, North Carolina and Tennessee, as well as reading and literature adoptions in Texas. By contrast, 2002 was projected as a lighter adoption year with reduced opportunities in North Carolina and Texas. Macmillan/McGraw-Hill Reading did not meet expectations in Oklahoma or Florida but Open Court Reading performed very well in California and in the open territories, winning more than 30% of the elementary reading adoption in California and a major sale in Detroit. Nationally, the Group led all competition in K-12 science, the largest adoption opportunity in 2002. Most significantly, McGraw-Hill science products achieved a 40% share of the high-enrollment middle school science market in Texas. Everyday Mathematics, the Group’s innovative K-6 program, also saw growth in sales.

     According to the Association of American Publishers’ statistics for the year 2002, total K-12 adoption and open territory sales for the industry, excluding testing, decreased by 5%. The decline was driven by economic conditions. Facing deficits when their tax revenues fell short of projections, 33 states had to revise their budgets downward during the first half of 2002, and 17% of those states made some cuts in their K-12 spending, according to the NCSL. The State of Virginia cancelled its reading adoption, but did make some discretionary purchases.

     In 2002, sales of supplemental products were down across the industry. A large portion of supplemental sales came from small orders from individual teachers using classroom or school discretionary funds to meet the needs of their particular students. At many schools these discretionary funds were cut back in the fall of 2002 as a result of reductions in state budgets. In the case of reading, the largest supplemental curriculum area, sales were also affected by delays in the release of Reading First funds and guidelines, which caused uncertainty regarding the upcoming year. The McGraw-Hill School Education Group’s Jamestown remedial reading product was one bright spot in the supplemental product area in 2002. This product meets a critical need at the secondary and postsecondary levels.

     In 2002, McGraw-Hill’s summative test products performed well. New contracts in California, West Virginia and Washington, D.C. added to revenue growth. Higher revenue from Indiana, New York, Missouri, New Mexico and Tennessee also generated summative testing product growth. In particular, the California Star program, which utilizes McGraw-Hill’s CAT/6, a standardized achievement test, provided a continuous market for ancillary products such as teachers’ guides.

Higher Education, Professional and International Group

The Higher Education, Professional and International Group (HPI) serves the college, professional, international and adult education markets. In 2003, HPI revenue increased by $16.1 million to $1.1 billion.

     The results reflect the growth in domestic and international sales of higher education titles, offset by continued weakness in certain professional titles. Growth in the higher education market was driven by continued enrollment increases but was tempered by state cutbacks resulting in a reduction in the number of courses on state campuses. In 2003, the sales of Humanities, Social Sciences and Languages and Science, Engineering and Mathematics imprints increased. Key titles contributing to year-to-date sales increases include: Lucas, The Art of Public Speaking, 8/e; Shier, Hole’s Human Anatomy & Physiology, 10/e; Saladin, Anatomy and Physiology, 3/e; Mader, Biology, 8/e; Silberberg, Chemistry: The Molecular Nature of Matter And Change, 3/e; Libby, Financial Accounting, 4/e; Garrison, Managerial Accounting, 10/e; Santrock, Life- Span Development, 9/e; Brinkley, American History: A Survey, 11/e; Shier, Hole’s Essentials of Human A&P, 8/e.

     Professional products declined as the computer and technology imprints were weak globally. In 2002, professional products also benefited from the publication of The Encyclopedia of Science and Technology, 9/e, with strong first year sales that did not repeat in 2003.

     Higher education imprints performed well internationally particularly in Latin America, Canada and Europe, where the local higher education publishing programs added to the strong U.S. product base. The benefit anticipated as a result of the elimination of the 13th grade in Canada did not materialize.

     The HPI Group is expecting revenue to grow in 2004. While growth is projected in all areas, the higher education and medical markets are expected to perform well with double digit increases internationally.

     In 2004, growth is expected to occur in all three disciplines in Higher Education: Business and Economics; Humanities, Social Science and Languages; and Science, Engineering and Mathematics. Leading the group in 2004 is Business and Economics, where several major revisions are expected to be particularly strong. Major titles include McConnell and Brue, Economics, 16/e; Nickels, Understanding Business, 7/e; and Larson, Fundamental Accounting Principles, 17/e. In addition, strong performance in front list titles for both Humanities, Social Science and Languages and Science, Engineering and Mathematics are expected to contribute to growth. These increases will be slightly offset by state funding issues that have resulted in state colleges limiting enrollment, eliminating certain classes and increasing tuition despite continued strong demand for higher education. The college market enrollment is expected to increase 1% — 2% per year through 2006, while the market size is expected to grow about 2% — 3% annually. The Company anticipates that its college product sales will outperform the industry. With higher education enrollment overseas growing faster than in the U.S., the Company anticipates solid growth abroad in 2004.

     Recognizing that technology continues to be the key trend in higher education for course management and content delivery, HPI will aggressively pursue a variety of e-initiatives, including e-books, e-learning, and online faculty training and support.

     Continued softness in the technology sector will limit professional product growth despite a more positive outlook for Trade and Medical products. Professional product sales will continue to grow in the medical area, due to expansion from print to online delivery through the AccessMedicine portal. In addition, next year the sixteenth edition of Harrison’s Principles of Internal Medicine, the world’s best-selling medical text, will be released.

     In 2002, revenue for HPI grew 7.0% to $1.1 billion. McGraw-Hill Higher Education provided most of the growth both domestically and internationally. All major imprints experienced growth, with Science, Engineering and Mathematics the strongest. The Group gained market share in the Science, Engineering and Mathematics and the Business and Economics imprints. Some of the more important titles included McConnell and Brue, Economics, 15/e; Nickels, Understanding Business, 6/e; Raven, Biology, 6/e; Shier, Hole’s Human A&P, 9/e; Garrison, Managerial Accounting, 10/e; Mader, Inquiry into Life, 10/e; and Kerin, Marketing, 7/e.

     The downturn in the equity markets in 2002 had an unfavorable impact on the business, investing, and finance professional publishing programs. In addition, the successful release of Harrison’s Principles of Internal Medicine, 15/e, in the first quarter of 2001 was not repeated in 2002. The performance of the computing titles was unfavorably affected by the continued decline in information technology spending and the reduction in PC sales. These trends were experienced both domestically and internationally. The change to a “credit card only” policy at the beginning of 2002 in the direct marketing channel depressed 2002 revenue but increased margins. The domestic medical marketplace stabilized after two years of disruption, and a strong interest in robotics in consumer and educational markets drove demand for books on this subject and for innovative build-your-own educational kits. Trade and reference products performed well, especially in academic markets such as foreign languages, dictionaries and test preparation.

     Higher Education imprints performed well internationally, particularly in Latin America, Canada and Europe. In addition, Canada increased revenue by $3.7 million, partially benefiting from the elimination of the 13th grade, which took effect in 2003. In anticipation of this change, early enrollments in colleges and universities grew in 2002. Professional titles remained soft in all regions.

Financial Services

(in millions)	2003	2002		2001

Operating Revenue	$1,769.1	$1,555.7		$1,398.3
% Increase	13.7	11.3		16.0

Operating Profit	$667.6	$560.8	(a)	$425.9	(b)
% Increase	19.0	31.7		11.2

% Operating Margin	38	36		30

(a)	Includes $14.5 million pre-tax loss on the sale of MMS International.

(b)	Includes a $43.1 million pre-tax charge for restructuring and asset write-downs, an $8.8 million pre-tax gain on the sale of DRI and a $22.8 million pre-tax charge for the write-down of certain assets, the shutdown of the Blue List and the contribution of Rational Investors to mPower.com.

     The Financial Services segment operates under the Standard & Poor’s brand as one reporting unit and provides credit ratings, evaluation services and analyses globally on corporations, financial institutions, securitized and project financings and local, state and sovereign governments. Financial Services provides a wide range of analytical and data services for investment managers and investment advisors globally. Standard & Poor’s is also a leading provider of valuation and consulting services.

     In 2003, the Financial Services’ segment achieved double-digit revenue and operating profit growth. Revenue increased 13.7% to $1.8 billion and operating profit increased 19.0% to $667.6 million over 2002. The growth was primarily due to the performance of structured finance ratings, which contributed $105.7 million to the growth in revenue and corporate and infrastructure ratings which contributed $60.9 million to the growth in revenue of the segment. Operating margin increased to 38% from 36% in 2002.

     In 2003, favorable foreign exchange rates contributed $39.3 million and $14.2 million, respectively, to revenue and operating profit growth. International revenue for the Financial Services segment grew by 24.8% and represents 28.8% of the total revenue for the segment.

     In February 2003, ComStock was disposed of, and this divestiture is reflected as a discontinued operation. In September 2002, the Financial Services segment divested MMS International, which resulted in a pre-tax loss of $14.5 million and an after-tax benefit of $2.0 million, 1 cent per diluted share. The variance between the pre-tax loss on the sale of MMS International and the after-tax benefit is the result of previous book write-downs and the inability of the Company to take a tax benefit for the write-downs until the unit was sold. The impact on the effective tax rate for the year ended December 31, 2002 from this transaction is a reduction of 1.2 percentage points. MMS International accounted for a 1.9% decrease in revenue and a negligible decrease in operating profit in 2003 versus 2002.

     Standard & Poor’s ratings operate in four areas: corporate and government ratings (corporate and infrastructure, financial services, public finance, sovereigns and performance evaluation services), structured finance ratings, securities services and risk solutions. Securities services, aggregates information-based offerings serving the capital markets including securities classifications, securities information and securities evaluations. Risk solutions focuses on delivering quantitative tools and analytics, customized services and training to the credit risk management market.

     In 2003, the Financial Services segment’s increased revenue and operating profit were due primarily to the performance of structured finance and corporate and infrastructure ratings, both domestically and internationally, which represented approximately 78.1% of the growth in revenue. In structured finance, the strong growth was primarily driven by U.S. residential mortgage-backed securities issuance that benefited from the flood of refinancing activity resulting from low interest rates. According to Harrison Scott Publications, total U.S. structured finance new issue dollar volume increased 35.2%, driven by residential mortgage-backed securities issuance, which grew 49.2%. U.S. corporate issuance grew 19.7%, driven primarily by strong high yield issuance resulting from refinancing of existing debt as well as the need to fund new investment. New issue dollar volume in the U.S. market overall was up 22.6% due in large part to the return of investor confidence, improving credit quality, low interest rates (especially mortgage rates) and fiscal challenges experienced by many state and local governments. In Europe, new issue dollar volume rose 54.3%, according to Securities Data and Harrison Scott Publications. The growth in international issuance is due primarily to structured finance, as securitization is increasingly recognized as a favorable funding source and risk management tool. Corporate issuance in Europe also experienced robust growth due to low interest rates and improving economic conditions.

     Bank loan ratings, counterparty credit ratings and global infrastructure ratings all experienced higher growth rates than traditional ratings products.

     Standard & Poor’s is also a leading provider of data, analysis and independent investment advice and recommendations. The results for these product lines were mixed as were the results for the overall financial services industry, which experienced adverse market conditions and profit pressures during most of the first half of 2003, but began to show modest improvement during the second half of the year. Fund ratings, index-related products and services as well as company specific information products continued to grow, despite the general decline in demand for information products, especially those related to the retail brokerage sector.

     Revenue related to Standard & Poor’s indices increased as assets under management for Exchange-Traded Funds rose to $79.8 billion at December 31, 2003 from $63.2 billion at December 31, 2002.

     Valuations for financial and tax reporting, financial modeling, assistance regarding capital usage and the management of intellectual property assets in 2003 were negatively impacted by the low level of merger and acquisition activity. However revenue increased from the sale of non-valuation services, such as litigation support and real estate services. According to the Bloomberg Mergers and Acquisitions Database, as of December 2003 the dollar volume of announced deals involving a U.S. company increased 16.1% and the number of deals increased 10.2%, as compared to 2002.

     In 2004, Standard & Poor’s expects continued top and bottom line growth as market conditions in the financial services sector continue to improve overall in line with the economic recovery. International growth will remain robust due to the favorable trends of securitization, disintermediation and privatization, and the Company will benefit from opportunities arising from the need for more independent and objective research. The Company expects growth in 2004 despite declines projected in residential mortgage-backed securities issuance, attributable to potentially rising mortgage rates later in 2004.

     In 2004, U.S. corporate issuance growth will primarily come from investment grade issuance that will benefit from the economic recovery and low rates. High-yield issuance will also grow modestly due to tightening interest rate spreads as well as to fund business investments. The Company expects debt issuance to grow in order to meet new investment demands as economic growth begins to work through some of the excess capacity in the economy as well as to support increased merger and acquisition activity. In public finance there may be a decline in refinancings, but pressure on state and municipal budgets could lead to an increase in new money issuance.

     The securitization market has grown significantly over the last decade in the United States, Europe and Asia. In the United States, overall mortgage-backed securities volume is expected to decline as mortgage interest rates rise. Issuance of both asset-backed securities and collateralized debt obligations is expected to increase as the economy, consumer spending and investor confidence grow and the quantity and quality of underlying transaction collateral improves.

     Standard & Poor’s expects the European Monetary Union to continue to facilitate disintermediation as borrowers obtain increasingly more financing through the public debt markets rather than banks. This trend and the anticipated economic recovery should lead to continued growth in 2004. In the Asia Pacific region, corporate and structured finance ratings are expected to perform well. Japan will continue to see growth in collateralized debt obligations as banks use these instruments to manage risk.

     In 2004, the Financial Services segment anticipates strong growth in bank loan ratings, counterparty credit ratings and global infrastructure ratings, due to continued market demand for these products.

     On April 28, 2003, ten large investment banks entered into an agreement with the SEC, the NYSE, the NASD, and the New York State Attorney General to settle claims of conflicts of interest relating to equity research. The settlement includes the requirement that the firms spend $432.5 million over a five-year period to provide a minimum of three sources of independent equity research to their customers. Under the terms of the settlement, each firm is required to spend a minimum amount for this research ranging from $1.5 million to $15 million per year. The global research settlement was finalized on October 31, 2003 and all firms are required to be in compliance within 270 days or by August 1, 2004. The settlement firms have an immediate need to satisfy the requirements of the settlement. As a leading provider of independent equity research, Standard & Poor’s believes that it is uniquely positioned to capitalize on this opportunity.

     In 2004, the Financial Services segment foresees some improvement in the market environment for its valuation and consulting products as merger and acquisition activity begins to rebound.

     In 2002, the Financial Services segment revenue increased 11.3% benefiting from structured finance ratings, contributing $72.1 million to the growth in revenue, the acquisition of Corporate Value Consulting (CVC) contributing $58.3 million incremental revenue growth and corporate and government ratings contributing $30.4 million to the growth in revenue of the segment. Operating profit in 2002 increased by 31.7% compared to 2001. Operating margin increased to 36.0% from 30.5% in 2001.

     In September 2002, the Financial Services segment divested MMS International in order to sharpen its focus on serving investment managers and investment advisors. This divestiture resulted in a pre-tax loss of $14.5 million and an after-tax benefit of $2.0 million, 1 cent per diluted share. The variance between the pre-tax loss on the sale of MMS International and the after-tax benefit is the result of previous book write-downs and the inability of the Company to take a tax benefit for the write-downs until the unit was sold. The impact on the effective tax rate for the year from this transaction is a reduction of 1.2 percentage points.

     In the fourth quarter of 2001, the segment took a restructuring and asset impairment charge of $43.1 million pre-tax. The bulk of the restructuring charge comes from write-downs of intangible assets related to Standard & Poor’s decision to dispose of certain non-strategic properties in the investment services area. In early May 2001, DRI was divested, which resulted in an $8.8 million pre-tax gain ($26.3 million after-tax, 13 cents per diluted share). The variance between the pre-tax gain recognized on the sale of DRI of $8.8 million and the after-tax benefit of $26.3 million is the result of previous book write-downs and the inability of the Company to take a tax benefit for the write-downs until the unit was sold. The impact on the effective tax rate for 2001 of this transaction was a reduction of 3.4 percentage points. Also included in operating profit of 2001 is the write-down of certain assets, the shutdown of the Blue List and the contribution of Rational Investors to mPower.com. The total charge for these items was $22.8 million pre-tax ($21.9 million after-tax, 11 cents per diluted share). The impact on the effective tax rate for 2001 of these transactions was an increase of 1.3 percentage points due to the inability of the Company to take a benefit for these write-downs.

     The impact of the accounting change under Statement of Financial Accounting Standards No. 142 (SFAS No. 142), “Goodwill and Other Intangible Assets” was a contribution of $13.0 million to operating profit.

     In 2002, revenues for the Financial Services segment grew on the strength of the structured finance market due primarily to the strength of the mortgage-backed securities sector. The asset- and mortgage-backed markets continued to benefit from the series of interest rate reductions by the Federal Reserve. Asset-backed dollar volume issuance rose 16%, while mortgage-backed dollar volume issuance rose 23%, according to Securities Data Corporation. Revenue from corporate and government ratings grew at a more modest rate due to a 36% issuance decline in the corporate sector, which reflected the weak economic environment as well as the accounting irregularities that shook investor confidence. High-yield dollar volume issuance, also down by 36% for the year, was attributable to the flight to quality and mistrust of corporate management. U.S. municipal issuance was up 25% due to the favorable interest rate environment which drove refinancing and reduced tax receipts, which increased the need for financing for general expenditures, including education. In total, U.S. new issue dollar volume was off 7% and unit volume was off 2% for 2002, according to Securities Data Corporation. In Europe, new issue dollar volume fell 12%, but unit volume increased 5% for 2002 according to Bondware. The negative economic environment impacted European issuance, primarily in the corporate and financial services sectors.

     Bank loan ratings, ratings evaluation services and counterparty risk ratings showed double-digit growth in revenue globally for 2002. Asset-backed and mortgage-backed issuance in the United States, Asia and Europe contributed to the growth in the Financial

Services segment. The segment also experienced increased demand for modeling and related analytic tools and credit training in 2002.

     Standard & Poor’s is a leading provider of data, analysis and independent investment advice and recommendations. The financial services industry experienced adverse market conditions in 2002 and profit pressures faced by financial services firms led to cost reductions and layoffs at these firms. These conditions were the result of declining merger and acquisition transactions as well as general market declines as the S&P 500 declined for the third straight year. These market conditions in 2002 resulted in decreased demand for information products and services. Retail brokerage, Internet redistribution and foreign exchange markets remained soft throughout the year.

     On August 31, 2001, Standard & Poor’s acquired CVC from PricewaterhouseCoopers. This acquisition expanded Standard & Poor’s capabilities to provide valuation and consulting services. CVC’s primary services are valuations for financial and tax reporting, financial modeling, assistance regarding capital usage and the management of intellectual property assets. The acquisition contributed $58.3 million, or 37.0%, to the growth in revenue of the Financial Services segment in 2002. CVC was negatively impacted in 2002 by the reduced level of merger and acquisition activity. According to Bloomberg Mergers and Acquisitions Database, as of December 31, 2002, the dollar volume and the number of announced deals involving a U.S. company declined 40% and 21%, respectively, as compared with the year ended December 31, 2001.

     Assets of both the S&P Depositary Receipts (SPDRs) traded on the American Stock Exchange and the Barclays Global Investors-sponsored iShares increased in 2002. Exchange-Traded Funds based on S&P indices grew to $63.2 billion, up 30% over 2001. Demand for advice on portfolio strategies based on S&P’s STARS stock recommendations, fund evaluations, asset allocation and other proprietary investment techniques declined in 2002.

Information and Media Services

(in millions)	2003	2002	2001

Operating Revenue	$772.6	$809.5	$846.1
% Decrease	(4.6)	(4.3)	(16.0)

Operating Profit	$109.8	$118.0	$65.0 (a)
% (Decrease) Increase	(7.0)	81.6	(69.5)

% Operating Margin	14	15	8

(a)	Includes a one-time charge of $34.9 million pre-tax for restructuring and asset write-down.

     The Information and Media Services segment comprises two operating groups that include business and professional media offering information, insight and analysis: the Business-to-Business Group (comprising brands including BusinessWeek, McGraw-Hill Construction, Platts, Aviation Week, and Healthcare Information) and the Broadcasting Group.

     Information and Media Services segment revenue decreased $36.9 million, or 4.6%, in 2003. Operating profit decreased $8.2 million, or 7.0%, to $109.8 million in 2003. Revenue declined at the Business-to-Business Group by 4.4% and at the Broadcasting Group by 5.7%. The continued soft advertising market negatively impacted both groups.

     In 2004, the economy is expected to improve and with it the advertising market. Additionally, 2004 is a political advertising year, which will benefit the Broadcasting stations.

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

Business-to-Business Group

In 2003, the economy and business environment continued to be unfavorable. Revenues declined 4.4% to $669.6 million for the Business-to-Business Group.

     In 2003, BusinessWeek’s North American edition revenue declined for a third consecutive year and according to the Publishers Information Bureau advertising pages were down 9%. Weakness was experienced in the North American and International editions related to international advertisers, particularly European advertisers, due to economic and political issues and the SARS outbreak. The BusinessWeek demographic editions that were discontinued in the third quarter of 2002, negatively impacted the sales of the Business-to-Business Group.

     As of November 2003, total U.S. construction starts increased 3% versus the prior year, largely due to the continued strength in single family housing. However, U.S. non-residential construction decreased 3% versus the prior year due to the weakness in commercial property types such as offices, healthcare facilities and warehouses. Sales to building product manufacturers, construction contractors and service providers declined due to the weak non-residential building sector. The discontinuation of Dodge SCAN in the latter part of 2002 also created a negative revenue comparison, but improved operating margins. Competitive pressures and the weak economy have reduced advertising page yields and classified pages for the construction publications, however market share continued to grow. In 2003, the Business-to-Business Group benefited from the introduction of the McGraw-Hill Construction Network, a new web-based integrated product, which was introduced in the third quarter of 2003.

     In 2003, U.S. power markets, specifically electricity and natural gas, continued to be negatively impacted by the fallout from Enron.

     During 2003, the aviation industry remained in economic turmoil due to continued weakness in traffic, labor issues and security demands. The softness in the aviation industry has resulted in decreased advertising pages. There were three fewer air shows in 2003 compared to 2002. The Singapore Air Show which occurred in the first quarter of 2002 did not occur in 2003. Due to political tensions, the Paris Air Show was a much smaller show than previous Paris events.

     The healthcare industry continues to be weak. Fewer drug approvals have been the largest issue during the last several years. Industry-wide medical advertising pages declined in 2003.

     During 2003, the Business-to-Business Group continued to take cost containment actions to soften the impact of reduced advertising revenue. These costs containment actions will continue in 2004.

     In 2004, the Business-to-Business Group anticipates an up tick in the advertising market as the economy recovers. Advertising growth for the business publications is dependent on a recovery in technology and financial services driven by strong corporate earnings in these and other sectors of the economy.

     In 2004, the BusinessWeek North American rate base will remain constant. Advertising volume is expected to increase year-to-year. Demand for construction information is expected to grow in 2004 as the economy improves. The McGraw-Hill Construction Network is expected to continue gaining momentum. In energy, the marketplace will be characterized by high volatility and uncertainty, with continuing regulation and integration of regional and global markets. Some specific categories within the energy market, like information and trading services, are expected to increase as the U.S. power markets continue to stabilize. The aerospace advertising market is expected to recover slowly in 2004. Increased advertising volume will be further supported by four additional air shows to be held in 2004, the largest of which will be held in Singapore. Opportunities for growth in 2004 also exist in the areas of homeland security defense and new business intelligence services. The pharmaceutical market is expected to remain focused on direct-to-consumer advertising, an area in which the Business-to-Business Group does not participate.

     In 2002, the economy and business environment was unfavorable. Revenues declined 5.5% to $700.1 million from 2001 for the Business-to-Business Group.

     BusinessWeek’s North American edition revenue declined for a second consecutive year in 2002. Advertising spending was impacted by the weak economy and the related decline in business-to-business technology advertising. Branding money continued to decline in 2002. According to the Publishers Information Bureau, BusinessWeek’s North American advertising pages declined 12.1% in 2002, with one less issue but the same number of issues for revenue recognition purposes. The decline in advertising pages is consistent with that experienced by BusinessWeek’s major competitors.

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

     The construction related advertising market was soft during 2002, resulting in reduced advertising pages in ENR magazine. Both ENR and Architectural Record gained market share in 2002, according to Inquiry Management Systems. During 2002, the Business-to-Business Group divested CAP, a non-core business, resulting in a reduction of revenue of $2.4 million, with no significant impact on operating profit. Also in 2002, Dodge SCAN, an outdated product line, was discontinued. Demand increased for Dodge electronic project lead manager, an electronic project news product, and the digital plans and specifications product. Increased demand for Sweets Residential products helped offset lower Sweets File sales both domestically and in Canada.

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

Broadcasting

The Broadcasting Group operates four television stations, all ABC affiliates: VHF stations in Denver, Indianapolis and San Diego and a UHF station in Bakersfield, California. In 2003, the Group’s revenue decreased by 5.7% to $103.0 million. While the airing of the Super Bowl during the first quarter of 2003 contributed positively to performance, its benefit could not offset the lack of political advertising. The weak ratings position of the ABC network, preemptions caused by war coverage and the general economic malaise also negatively impacted the performance of the stations. The services and consumer products categories of advertisers contributed to growth while the retailing, automotive and leisure time categories remained weak. Excluding political advertising, advertising time sales fell 1.9% from 2002. National advertising time sales excluding political advertising advanced, while local advertising time sales excluding political advertising declined.

     Broadcasting remains an event driven business and will benefit from the 2004 presidential campaign. This benefit will be offset by the loss of the Super Bowl and the negative impact of the Olympics which will be aired by NBC. In 2004 stations will continue their cost containment initiatives and continue to refine and promote their local brands to improve ratings in local newscasts and other programming.

     Starting in the fourth quarter of 2004, the network compensation agreements with ABC will begin to expire. The current favorable terms of these contracts are not expected to recur.

     In 2002 the Group’s revenue increased by 3.6% to $109.4 million, as a result of political advertising. Weaker advertiser demand experienced across the entire broadcasting industry, due to the economic downturn, dampened the benefit of the increase in political advertising. In addition, during 2002, NBC affiliated stations benefited from the broadcast of the Winter Olympics which garnered advertising funds that would have been spent on other television stations. The Group softened the impact of lower revenue growth through cost reduction efforts including the implementation of technology that allowed the stations to streamline local news production. The stations finished the year with operating expenses below 1993 levels, and with advertising time sales up 4.2% over 2001. Excluding political advertising, advertising time sales fell 4.0% from 2001. National advertising time sales excluding political advertising advanced, while local advertising time sales excluding political advertising declined.

     In 2002, the Denver station renegotiated its contract with Comcast, allowing for cable retransmission of its signal plus a new cable 24 hour news channel. In addition, the Bakersfield, California station negotiated an agreement with Time Warner Cable for an evening cable news channel. All of the stations now have cable news channels, allowing them to further leverage their news content.

Liquidity and Capital Resources

(in millions)	2003	2002

Working Capital	$262.4	$(101.0)

Total Debt	$26.3	$578.3

Gross Accounts Receivable	$1,196.3	$1,232.9
% (Decrease)	(3.0)	(6.3)

Inventories – Net	$301.2	$360.8
% (Decrease)	(16.5)	(10.4)

Investment in Prepublication Costs	$218.0	$249.3
% (Decrease)	(12.6)	(15.4)

Purchase of Property and Equipment	$115.0	$70.0
% Increase (Decrease)	64.3	(40.1)

     The Company continues to maintain a strong financial position. The Company’s primary source of funds for operations is cash generated by operating activities. The Company’s core businesses have been strong cash generators. Debt financing is typically used for acquisitions and as a result of seasonality. The Company’s income and consequently cash provided from operations during the year are significantly impacted by the seasonality of businesses, particularly educational publishing. The first quarter is the smallest, accounting for 17% of revenue and only 6% of income from continuing operations in 2003. The third quarter is the largest, accounting for 33% of revenue and generating over 42% of 2003 annual income from continuing operations. This seasonality also impacts cash flow and related borrowing patterns. The Company typically increases its borrowing through the beginning of the third quarter and generates cash over the balance of the year.

     Cash and cash equivalents increased $637.4 million in 2003 and increased $4.7 million in 2002. The Company’s subsidiaries maintain cash balances at several financial institutions located throughout the world. These cash balances are subject to normal currency exchange fluctuations. At December 31, 2003 and 2002 the Company’s overseas cash balances total $177.8 million and $99.0 million, respectively. Repatriation of certain non-U.S. cash balances to the U.S. could have adverse tax consequences, however cash held outside the U.S. is anticipated to be utilized to fund international cash requirements. The Company expects to reinvest this cash outside of the United States because a significant portion of the Company’s opportunities for growth in the coming years will be abroad. Major factors affecting the change in cash included a 21.0% increase in cash provided by operations and proceeds from the disposition of the Company’s equity investment in Rock-McGraw, Inc. and ComStock.

     Cash flow from operations more than covered dividends, investment in publishing programs, capital expenditures, repurchases of shares and additions to technology projects and permitted the Company to reduce outstanding debt. In 2004, cash on hand, cash flow from operations and existing credit facilities are expected to be sufficient to cover any additional operating and recurring cash needs (dividends, investment in publishing programs, capital expenditures, and expected stock repurchases) into the foreseeable future.

     The Company’s working capital was $262.4 million at December 31, 2003, compared with negative working capital of $101.0 million at the end of 2002. The change reflects increases in cash and cash equivalents and the impact of the disposition of the Company’s equity investment in Rock-McGraw, Inc. which offset reductions in accounts receivable, inventories and other current assets.

Cash Flow

Operating Activities: Cash flow from operations were $1.4 billion for 2003, as compared to $1.1 billion in 2002. The increase in cash provided by operating activities primarily relates to the performance of the businesses, the dividend from Rock-McGraw, Inc. and the increase in taxes payable. Also contributing to cash provided from operating activities is effective inventory and accounts receivable management and the increase in unearned revenue, primarily attributable to the Financial Services ratings products.

     Accounts receivable (before reserves) decreased $36.6 million, or 3.0%, even with an ongoing revenue increase of 4.0%. This decrease compares with a decrease of $82.3 million in 2002. The year-to-year decrease in 2003 and 2002 was primarily due to improved collection processes for accounts receivable. Number of days sales outstanding decreased eight days in 2003, 11 days in 2002 and four days in 2001. Total inventories declined by 16.5% in 2003 from the prior year to $301.2 million and declined by 10.4% in 2002 to $360.8 million, as the Company improves its inventory management.

     Income taxes payable increased $164.9 million over the prior year. Included in income taxes payable are taxes relating to the sale of the Company’s 45% equity investment in Rock-McGraw, Inc.

     Included in other current liabilities at December 31, 2002 is the offset of current assets to previously established reserves for the final closedown of the former Continuing Educational Center, resulting in no cash or income statement impact.

     In 2002, amortization of goodwill and intangibles decreased as a result of the implementation of SFAS No. 142.

     In 2001, cash provided by operating activities of $1.1 billion include $159.0 million relating to restructuring and assets write-downs. In the fourth quarter of 2001, the Company announced a worldwide restructuring program that includes the exiting of certain businesses, product lines and markets in each of its operating segments. $123.0 million of the restructuring expenses were classified as operating related expenses on the Consolidated Statement of Income for the year ended December 31, 2001 and $36.0 million were considered nonoperating. The operating related expenses consisted of $30.2 million in employee severance and benefit costs and $92.8 million in asset impairment losses. The nonoperating expenses consisted of $36.0 million related to the write-downs of certain e-commerce and emerging technology investments. The planned workforce reduction of approximately 925 people related to the exiting of certain business activities, product lines and publishing programs to be discontinued or curtailed, and other efforts to improve the effectiveness of the organization. Through December 31, 2002, all the employees under this restructuring program have been terminated and all of the employee severance and benefit costs were paid. The restructuring under this program was completed as of December 31, 2002. See Note 5 for additional information on this restructuring.

Investing Activities: Cash provided by investing activities was $137.8 million in 2003, compared to cash used by investing activities of $366.5 billion in 2002. The decrease in cash used by investing activities is primarily due to the proceeds received from the disposition of ComStock and the 45% equity interest in Rock-McGraw, Inc., in 2003. Prepublication spending declined due to the timing of adoption cycles.

     Purchases of property and equipment totaled $115.0 million in 2003 compared with $70.0 million in 2002. The increase in spending in 2003 relates primarily to the facilities consolidation at Canary Wharf in London. For 2004, capital expenditures are expected to be approximately $140 million.

     Additions to technology projects totaled $28.1 million in 2003 compared with $55.5 million in 2002. The decrease is primarily from investments in infrastructure for the McGraw-Hill Education segment in 2002. For 2004, additions to deferred technology projects are expected to be approximately $50 million.

     Net prepublication costs decreased to $463.6 million at December 31, 2003. Prepublication investment totaled $218.0 million in 2003, $31.3 million less than 2002, reflecting the lighter adoption opportunities in 2004. Prepublication spending for 2004 is expected to increase to approximately $290 million as the Company begins to ramp up spending to reflect the significant adoption opportunities in key states in 2005 and beyond.

     In 2002, cash used by investing activities was $366.5 billion, a decrease of $389.1 million from 2001. The decrease in cash used by investing activities is primarily due to a decrease in acquisitions activities.

Financing Activities: Cash used for financing activities was $896.9 million in 2003 compared to $781.7 million in 2002. The increase in cash used by financing activities is principally due to repayments of short-term borrowings in 2003 and increased treasury stock repurchases. Cash used for financing activities reflected net payments of $552.7 million on debt. Cash was also utilized to repurchase approximately 3.5 million shares for $216.4 million in 2003. Shares repurchased under the repurchase program were used for general corporate purposes including the issuance of shares for stock compensation plans.

     Cash used for financing activities of $781.7 million in 2002 reflected an increase of $490.4 million over 2001, as cash was used to repay debt, repurchase approximately 2.9 million shares for $183.1 million and pay dividends totaling $197.0 million.

Outstanding Debt and Other Financing Arrangements

At December 31, 2003, commercial paper borrowings were $21.5 million, a decrease of $551.6 million from December 31, 2002. In 2003, all commercial paper borrowings are classified as current liabilities on the consolidated balance sheet. The Company’s $675 million, 364-day revolving credit facility agreement, entered into on July 23, 2002, expired on July 22, 2003. On July 22, 2003, the Company replaced this credit facility with a new 364-day, $575 million credit facility that allows it to borrow until July 20, 2004, on which date the facility agreement terminates and the maturity of such borrowings may not be later than July 20, 2005. The Company continues to pay a facility fee of five basis points on the 364-day facility whether or not amounts have been borrowed and borrowings may be made at 15 basis points above the prevailing LIBOR rates. The commercial paper borrowings are also supported by a $625 million, five-year revolving credit facility, which expires on August 15, 2005. The Company pays a facility fee of seven basis points on the five-year credit facility whether or not amounts have been borrowed, and borrowings may be made at 13 basis points above the prevailing LIBOR rates. All of the facilities contain certain covenants, and the only financial covenant requires that the Company not exceed indebtedness to cash flow ratio, as defined, of 4 to 1 at any time. This restriction has never been exceeded. At December 31, 2003, there were no borrowings under any of the facilities.

     The Company also has the capacity to issue Extendible Commercial Notes (ECNs) of $240 million. ECNs replicate commercial paper, except that the Company has an option to extend the note beyond its initial redemption date to a maximum final maturity of 390 days. However, if exercised, such an extension is at a higher reset rate, which is at a predetermined spread over LIBOR, and is related to the Company’s commercial paper rating at the time of extension. As a result of the extension option, no backup facilities for these borrowings are required. As is the case with commercial paper, ECNs have no financial covenants. There were no ECNs outstanding at December 31, 2003 and 2002.

     For 2002 and 2001, 80 percent of the commercial paper borrowings outstanding are classified as long-term. These amounts were determined based upon the Company’s detailed financial budgets and cash flow forecasts and supports the Company’s ability and intent to retain this debt level throughout the next year.

     Under a shelf registration that became effective with the Securities and Exchange Commission in 1990, an additional $250 million of debt securities can be issued. Debt could be used to replace a portion of the commercial paper borrowings with long-term securities.

     In the third quarter of 2002, the Company redeemed all of the outstanding shares of $1.20 convertible preference stock. The redemption price of $40 per share, as provided by the terms of the preference stock, became payable to holders, who did not otherwise convert their shares into the Company’s common stock, on September 1, 2002. Most holders elected conversion prior to redemption.

Dividends

On January 28, 2004, the Board of Directors approved an increase in the quarterly common stock dividend of $0.03, or 11.1% to $0.30 per share.

Share Repurchase Program

In 1999, the Board of Directors approved a stock repurchase program authorizing the purchase of up to 15 million shares, which was about 7.5% of the outstanding common stock. The Company completed the program in December 2003 after repurchasing 2.3 million shares for $135.9 million in 2003, for a total of 15 million shares totaling $855.1 million, at an average price of approximately $57.01 per share.

     On January 29, 2003, the Board of Directors approved a new stock repurchase program authorizing the purchase of up to 15 million additional shares, which was approximately 7.8% of the total shares of the Company’s outstanding common stock. The Company repurchased 1.1 million shares for $76.7 million in 2003 at an average price of approximately $68.26 per share. The repurchased shares may be used for general corporate purposes, including the issuance of shares in connection with the exercise of employee stock options. Purchases under this program may be made from time to time on the open market and in private transactions depending on market conditions.

Contractual Obligations, Commitments, Guarantees and Off-Balance Sheet Arrangements

The Company has various contractual obligations which are recorded as liabilities in the consolidated financial statements. Other items, such as certain purchase commitments and other executory contracts are not recognized as liabilities in the consolidated financial statements but are required to be disclosed. For example, the Company is contractually committed to acquire broadcast programming and make certain minimum lease payments for the use of property under operating lease agreements.

     The following table summarizes the Company’s significant contractual obligations and commercial commitments at December 31, 2003 in millions of dollars over the next several years. Additional details regarding these obligations are provided in the Notes to the Consolidated Financial Statements, as referenced in the footnotes to the table:

Contractual Cash Obligations

		Less than	1–3	4–5	After 5
(in millions)	Total	1 Year	Years	Years	Years

Outstanding Debt[1]	$26.3	$25.9	$–	$–	$0.4
Operating Leases[2]	2,032.4	139.9	247.3	218.3	1,426.9
Pension and Postretirement Obligations[3]	180.2	27.0	30.4	32.7	90.1
Other Long-Term Obligations	38.4	13.6	17.0	7.8	–
Paper and Other Printing Services[4]	941.0	209.0	614.0	118.0	–
Broadcasting Programming Commitments[5]	19.7	11.3	8.2	0.2	–
Employment Contracts[6]	8.5	5.7	2.7	0.1	–
Unconditional Purchase Obligations[7]	70.1	36.9	31.2	2.0	–

Total Contractual Cash Obligation	$3,316.6	$469.3	$950.8	$379.1	$1,517.4

1 The Company’s long- term debt obligations are described in Note 3 of the Notes to the Consolidated Financial Statements.

2 The Company’s operating lease obligations are described in Note 7 of the Notes to the Consolidated Financial Statements.

3 The Company pension and postretirement medical benefit plans are described in Notes 10 and 11 of the Notes to the Consolidated Financial Statements.

4 Included in category paper and other printing services are contracts to purchase paper and printing services. Except for deposits that may be required pursuant to the contracts, these obligations are not recorded in the Company’s Consolidated Financial Statements until contract payment terms take effect. The obligations are subject to change based on, among other things, the effect of governmental laws and regulations, and the Company’s manufacturing operations operating outside the normal course of business and paper availability.

5 The Company has various contractual commitments for the purchase of broadcast rights for various television programming.

6 The Company’s commitments under creative talent agreements include obligations to actors, producers, sports personnel, executives, and television and radio personalities.

7 A significant portion of the Company’s unconditional purchase obligations represents a revenue commitment for contracts with AT&T for data and voice transport, AT&T Wireless, MCI, AT&T Optical Network, AT&T MRS and Verizon Wireless.

     The Company believes that the amount of cash and cash equivalents on hand, cash flow expected from operations and availability under its credit facilities will be adequate for the Company to execute its business strategy and meet anticipated requirements for lease obligations, capital expenditures, working capital and debt service for 2004.

Quantitative and Qualitative Disclosure about Market Risk

The Company is exposed to market risk from changes in interest and foreign exchange rates. The Company has operations in various foreign countries. The functional currency is the local currency for all locations, except in the McGraw-Hill Education segment where operations that are extensions of the parent have the U.S. dollar as the functional currency. For hyper inflationary economies, such as Venezuela, the functional currency is the U.S. dollar. In the normal course of business, these operations are exposed to fluctuations in currency values. The Company does not generally enter into derivative financial instruments in the normal course of business, nor are such instruments used for speculative purposes. The Company has naturally hedged positions in most countries with a local currency perspective and asset and liability offsets. The gross amount of the Company’s foreign exchange positions is $139.5 million as of December 31,

2003. Management has estimated using an undiversified value at risk analysis with 90% certainty that the foreign exchange gains and losses should not exceed $17.0 million during 2004 based on the historical volatilities of the portfolio.

     The Company’s interest expense is sensitive to changes in the general level of U.S. interest rates. Based on average debt outstanding over the past twelve months, the following is the projected impact on interest expense on current operations:

Percent change in	Projected impact
interest rates	on operations
(+/–)	(millions)

1%	$3.9

Recently Issued Accounting Standards

See Note 1 to the Company’s Consolidated Financial Statements for disclosure of the impact that recently issued accounting standards will have on the Company’s financial statements.

“Safe Harbor” Statement Under the Private Securities Litigation Reform Act of 1995

This section, as well as other portions of this document, includes certain forward-looking statements about the Company’s business, new products, sales, expenses, cash flows, and operating and capital requirements. Such forward-looking statements include, but are not limited to: future paper, printing and distribution prices; compensation increase rates; pension plan income; the strength of the U.S. and global economy; Educational Publishing’s level of success in 2004 adoptions and enrollment and demographic trends; the level of educational funding; the level of education technology investments; the strength of Higher Education, Professional and International publishing markets and the impact of technology on them; the level of interest rates and the strength of the economic recovery, profit levels and the capital markets in the U.S. and abroad with respect to Standard & Poor’s Credit Market Services; the level of success of new product development and global expansion and strength of domestic and international markets at Standard & Poor’s Investment Services; the level of merger and acquisition activity in the U.S. and abroad; the strength of the domestic and international advertising markets; the volatility of the energy marketplace; the strength of the pharmaceutical marketplace; the contract value of public works, manufacturing and single family unit construction; the strength of the domestic and international advertising markets; Broadcasting’s level of advertising; and the level of future cash flow, debt levels, product related manufacturing expenses, pension income, capital, technology and other expenditures and prepublication cost investment.

     Actual results may differ materially from those in any forward-looking statements because any such statements involve risks and uncertainties and are subject to change based upon various important factors, including, but not limited to, worldwide economic, financial and political conditions; currency and foreign exchange volatility; the health of capital and equity markets, including future interest rate changes; the level of funding in the education market (both domestically and internationally); the pace of recovery of the economy and in advertising; continued investment by the construction, computer and aviation industry; the successful marketing of new products, and the effect of competitive products and pricing.

C O N S O L I D A T E D     S T A T E M E N T     O F     I N C O M E

Years ended December 31 (in thousands, except per-share data)	2003	2002	2001

Revenue (Notes 1, 2 and 4)
Product revenue	$2,414,563	$2,389,770	$2,341,429
Service revenue	2,413,294	2,250,414	2,133,172

Total Revenue	4,827,857	4,640,184	4,474,601

Expenses (Note 5)
Operating related
Product	1,166,217	1,166,888	1,171,176
Service	840,248	814,423	838,202

Operating Related Expenses	2,006,465	1,981,311	2,009,378

Selling and general
Product	894,862	877,703	869,497
Service	844,881	756,830	764,789

Selling and General Expenses	1,739,743	1,634,533	1,634,286

Depreciation (Note 1)	82,827	86,818	85,748
Amortization of intangibles (Note 13)	32,973	36,270	32,527
Goodwill amortization (Note 13)	–	–	51,581

Total Expenses	3,862,008	3,738,932	3,813,520
Other income – net (Notes 2 and 14)	171,525	18,660	10,110

Income From Operations	1,137,374	919,912	671,191

Interest expense	7,097	22,517	55,070

Income From Continuing Operations
Before Taxes on Income	1,130,277	897,395	616,121
Provision for taxes on income (Note 6)	442,466	325,429	238,436

Income From Continuing Operations	687,811	571,966	377,685

Discontinued Operations (Note 2):
Earnings from operations of discontinued components:
ComStock (including gain on disposal of $86,953 in 2003)	87,490	8,827	8,853
Income tax expense	30,304	3,310	3,408

Earnings from discontinued operations	57,186	5,517	5,445

Juvenile retail publishing business
(including loss on planned 2004 disposition of $75,919)	(81,058)	(1,157)	(9,916)
Income tax benefit	(23,711)	(434)	(3,817)

Loss From Discontinued Operations	(57,347)	(723)	(6,099)

(Loss)/Earnings From Discontinued Operations	(161)	4,794	(654)

Net Income	$687,650	$576,760	$377,031

Basic Earnings Per Common Share (Note 12)
Income from continuing operations	$3.61	$2.97	$1.95
Net income	$3.61	$2.99	$1.95

Diluted Earnings Per Common Share (Note 12)
Income from continuing operations	$3.58	$2.94	$1.93
Net income	$3.58	$2.96	$1.92

See accompanying notes.

C O N S O L I D A T E D     B A L A N C E     S H E E T

December 31 (in thousands, except per-share data)	2003	2002

Assets
Current Assets
Cash and equivalents (Note 1)	$695,591	$58,186
Accounts receivable (net of allowances for doubtful accounts and sales returns: 2003 – $239,824; 2002 – $241,061) (Note 1)	956,439	991,806

Inventories:
Finished goods	273,097	314,420
Work-in-process	12,944	18,128
Paper and other materials	15,146	28,209

Total inventories (Note 1)	301,187	360,757
Deferred income taxes (Note 6)	226,068	169,829
Prepaid and other current assets (Note 1)	76,867	93,729

Total current assets	2,256,152	1,674,307

Prepublication Costs: (net of accumulated amortization:
2003 – $1,037,142; 2002 – $924,867) (Note 1)	463,635	534,835
Investments and Other Assets
Investments in Rock-McGraw, Inc. – at equity (Notes 1 and 14)	–	119,442
Prepaid pension expense (Note 10)	288,244	261,243
Other	215,732	205,243

Total investments and other assets	503,976	585,928

Property and Equipment – At Cost
Land	13,658	13,252
Buildings and leasehold improvements	379,779	330,484
Equipment and furniture	737,989	728,217

Total property and equipment	1,131,426	1,071,953
Less – accumulated depreciation	664,098	640,493

Net property and equipment	467,328	431,460

Goodwill and Other Intangible Assets (Notes 1 and 13)
Goodwill – net	1,239,877	1,294,831
Copyrights – net	244,869	272,243
Other intangible assets – net	218,231	238,578

Net goodwill and other intangible assets	1,702,977	1,805,652

Total Assets	$5,394,068	$5,032,182

See accompanying notes.

	2003	2002

Liabilities and Shareholders’ Equity
Current Liabilities
Notes payable (Note 3)	$25,955	$119,414
Accounts payable	306,157	303,354
Accrued royalties	121,047	119,821
Accrued compensation and contributions to retirement plans	352,061	317,640
Income taxes currently payable	246,943	82,016
Unearned revenue (Note 1)	595,418	538,961
Deferred gain on sale leaseback (Note 14)	7,516	–
Other current liabilities (Note 1)	338,637	294,085

Total current liabilities	1,993,734	1,775,291

Other Liabilities
Long-term debt (Note 3)	389	458,923
Deferred income taxes (Note 6)	200,485	200,114
Accrued postretirement healthcare and other benefits (Note 11)	168,051	172,067
Deferred gain on sale leaseback (Note 14)	204,783	–
Other non-current liabilities	269,575	259,965

Total other liabilities	843,283	1,091,069

Total liabilities	2,837,017	2,866,360

Commitments and Contingencies (Note 7)
Shareholders’ Equity (Notes 8 and 9)
Common stock, $1 par value: authorized – 300,000,000 shares;
issued – 205,854,086 shares in 2003 and 205,853,583 shares in 2002, respectively	205,854	205,853
Additional paid-in capital	86,501	79,410
Retained income	3,153,195	2,672,086
Accumulated other comprehensive income	(69,524)	(103,965)

Less – Common stock in treasury – at cost (15,457,880 shares in 2003 and 14,021,056 shares in 2002)	801,062	669,499
Unearned compensation on restricted stock	17,913	18,063

Total shareholders’ equity	2,557,051	2,165,822

Total Liabilities and Shareholders’ Equity	$5,394,068	$5,032,182

C O N S O L I D A T E D     S T A T E M E N T     O F     C A S H     F L O W S

Years ended December 31 (in thousands)	2003	2002	2001

Cash Flow from Operating Activities
Net income	$687,650	$576,760	$377,031
Dividend from Rock-McGraw, Inc.	103,500	–	–
Restructuring and asset write-downs	–	–	158,962
Adjustments to reconcile net income to cash provided
by operating activities:
Depreciation	83,953	89,589	88,802
Amortization of goodwill and intangibles	33,739	38,789	91,555
Amortization of prepublication costs	285,487	280,393	240,241
Provision for losses on accounts receivable	29,839	33,024	55,254
Gain on sale of real estate	–	–	(6,925)
Loss on sale of MMS International	–	14,534	–
Gain on sale of S&P ComStock	(86,953)	–	–
Loss on planned disposition of juvenile retail publishing business primarily goodwill impairment	75,919	–	–
Gain on sale of Rock-McGraw, Inc.	(131,250)	–	–
Other	(12,468)	(9,618)	(8,347)
Change in assets and liabilities net of effect of
acquisitions and dispositions:
Decrease in accounts receivable and inventory	77,055	61,623	23,308
Decrease in prepaid and other current assets	18,927	7,185	27,023
Increase in accounts payable and accrued expenses	32,692	4,373	42,202
Increase/(decrease) in unearned revenue and other current liabilities	51,451	(56,149)	(42,696)
Increase in interest and income taxes currently payable	169,935	18,475	42,618
Net change in deferred income taxes	(50,017)	64,492	7,357
Net change in other assets and liabilities	12,886	18,921	3,196

Cash provided by operating activities	1,382,345	1,142,391	1,099,581

Investing Activities
Investment in prepublication costs	(218,049)	(249,317)	(294,538)
Purchase of property and equipment	(114,984)	(70,019)	(116,895)
Acquisition of businesses and equity interests	(3,678)	(19,310)	(333,234)
Proceeds from disposition of property, equipment and businesses	502,665	24,304	17,876
Additions to technology projects	(28,145)	(55,477)	(28,840)
Other	–	3,299	–

Cash provided by/(used for) investing activities	137,809	(366,520)	(755,631)

Financing Activities
Dividends paid to shareholders	(206,543)	(197,016)	(189,834)
(Payments)/additions to commercial paper and other short-term debt – net	(552,719)	(478,501)	12,137
Repayment of long-term debt	–	–	(741)
Repurchase of treasury shares	(216,356)	(183,111)	(176,468)
Exercise of stock options	79,162	77,465	63,917
Other	(408)	(575)	(376)

Cash used for financing activities	(896,864)	(781,738)	(291,365)

Effect of Exchange Rate Changes on Cash	14,115	10,518	(2,221)

Net change in cash and equivalents	637,405	4,651	50,364
Cash and equivalents at beginning of year	58,186	53,535	3,171

Cash and Equivalents at End of Year	$695,591	$58,186	$53,535

See accompanying notes.

C O N S O L I D A T E D    S T A T E M E N T    O F    S H A R E H O L D E R S ’    E Q U I T Y

							Less-
Years ended					Accumulated	Less-	unearned
December 31,					other	common	compen-
2003, 2002 and 2001	$1.20		Additional		compre-	stock in	sation on
(in thousands,	preference	Common	paid-in	Retained	hensive	treasury	restricted
except per-share data)	$10 par	$1 par	capital	income	income	at cost	stock	Total

Balance at
December 31, 2000	$13	$205,839	$44,176	$2,105,145	$(110,358)	$470,903	$12,868	$1,761,044
Net income	–	–	–	377,031	–	–	–	377,031
Other comprehensive income (Note 1)	–	–	–	–	(16,502)	–	–	(16,502)

Comprehensive Income								360,529
Dividends ($.98 per share)	–	–	–	(189,834)	–	–	–	(189,834)
Share repurchase	–	–	–	–	–	176,468	–	(176,468)
Employee stock plans	–	–	20,407	–	–	(80,070)	2,444	98,033
Other	–	–	55	–	–	(526)	–	581

Balance at
December 31, 2001	13	205,839	64,638	2,292,342	(126,860)	566,775	15,312	1,853,885
Net income	–	–	–	576,760	–	–	–	576,760
Other comprehensive income (Note 1)	–	–	–	–	22,895	–	–	22,895

Comprehensive Income								599,655
Dividends ($1.02 per share)	–	–	–	(197,016)	–	–	–	(197,016)
Share repurchase	–	–	–	–	–	183,111	–	(183,111)
Employee stock plans	–	–	14,737	–	–	(80,298)	2,751	92,284
Other	(13)	14	35	–	–	(89)	–	125

Balance at
December 31, 2002	–	205,853	79,410	2,672,086	(103,965)	669,499	18,063	2,165,822
Net income	–	–	–	687,650	–	–	–	687,650
Other comprehensive income (Note 1)	–	–	–	–	34,441	–	–	34,441

Comprehensive Income								722,091
Dividends ($1.08 per share)	–	–	–	(206,543)	–	–	–	(206,543)
Share repurchase	–	–	–	–	–	230,837	–	(230,837)
Employee stock plans	–	–	7,047	–	–	(99,176)	(150)	106,373
Other	–	1	44	2	–	(98)	–	145

Balance at December 31, 2003	$–	$205,854	$86,501	$3,153,195	$(69,524)	$801,062	$17,913	$2,557,051

See accompanying notes.

N O T E S    T O    C O N S O L I D A T E D    F I N A N C I A L    S T A T E M E N T S

1.     Accounting Policies

Principles of consolidation. The consolidated financial statements include the accounts of all subsidiaries and the Company’s share of earnings or losses of joint ventures and affiliated companies under the equity method of accounting. All significant intercompany accounts and transactions have been eliminated.

     Use of estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     Cash equivalents. Cash and cash equivalents include highly liquid investments with original maturities of three months or less and consist primarily of money market funds and time deposits at December 31, 2003 and 2002. Such investments are stated at cost, which approximates market value and were $695.9 million and $41.9 million in 2003 and 2002, respectively. These investments are not subject to significant market risk.

     Inventories. Inventories are stated at the lower of cost (first-in, first-out) or market. A significant estimate in the McGraw-Hill Education segment is the reserve for inventory obsolescence. The reserve is based upon management’s assessment of the marketplace of products in demand as compared to the number of units currently on hand. Should the estimate for inventory obsolescence for the Company vary by one percentage point, it would have an approximate $4.6 million impact on operating profit.

     Prepublication costs. Prepublication costs, principally outside preparation costs, are amortized from the year of publication over their estimated useful lives, one to five years, using either an accelerated or the straight-line method. The majority of the programs are amortized using an accelerated methodology. The Company periodically evaluates the remaining lives and recoverability of such costs, which is sometimes dependent upon program acceptance by state adoption authorities, based on expected undiscounted cash flows. If the annual prepublication amortization varied by one percentage point, the consolidated amortization expense would have increased by approximately $3.0 million.

     Investment in Rock-McGraw, Inc. Rock-McGraw owns the Company’s headquarters building in New York City. Rock-McGraw was owned 45% by the Company and 55% by Rockefeller Group, Inc. The Company accounted for this investment under the equity method of accounting. In December 2003, the Company sold its 45% equity investment in Rock-McGraw, Inc. See Note 14.

     Accounting for the impairment of long-lived assets. The Company accounts for impairment of long-lived assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS No. 144 establishes a uniform accounting model for long-lived assets to be disposed of. The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Upon such an occurrence, recoverability of assets to be held and used is measured by comparing the carrying amount of an asset to forecasted undiscounted future net cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. For long-lived assets held for sale, assets are written down to fair value, less cost to sell. Fair value is determined based on discounted cash flows, appraised values or management’s estimates, depending upon the nature of the assets. There were no impairments of long-lived assets, as of December 31, 2003, 2002 and 2001, with the exception of the Landoll, Frank Schaffer and related juvenile retail publishing businesses (juvenile retail publishing business), which was adjusted to fair value less cost to sell as a result of a planned disposition. See Note 13.

     Goodwill and other intangible assets. Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. As of December 31, 2003 and 2002, goodwill and other indefinite lived intangible assets that arose from acquisitions were $1.3 billion and $1.3 billion, respectively. On January 1, 2002, the Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” Under SFAS No. 142, goodwill and other intangible assets with indefinite lives are not amortized, but instead are tested for impairment annually, or if certain circumstances indicate a possible impairment may exist, in accordance with the provisions of SFAS No. 142. The Company evaluates the recoverability of goodwill and indefinite lived intangible assets using a two-step impairment test approach at the reporting unit level. In the first step the fair value for the reporting unit is compared to its book value including goodwill. In the case that the fair value of the reporting unit is less than the book value, a second step is performed which compares the implied fair value of the reporting unit’s goodwill to the book value of the goodwill. The fair value for the goodwill is determined based on the difference between the fair values of the reporting units and the net fair values of the identifiable assets and liabilities of such reporting units. If the fair value of the goodwill is less than the book value, the difference is recognized as an impairment. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to the estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” See Note 13.

     Beginning in January 2002, the Company did not amortize goodwill on its books in accordance with SFAS No. 142. Prior to the adoption of SFAS No. 142, goodwill was amortized on a straight-line basis over periods of up to 40 years. The amount of goodwill amortization recognized was $0 million, $0 million and $56.6 million for 2003, 2002 and 2001.

     Receivable from/payable to broker-dealers and dealer banks. A subsidiary of J.J. Kenny Co. acts as an undisclosed agent in the purchase and sale of municipal securities for broker-dealers and dealer banks. The Company had matched purchase and sale commitments of $109.1 million and $238.9 million at December 31, 2003 and 2002, respectively. Only those transactions not closed at the settlement date are reflected in the balance sheet as a component of other current assets and liabilities.

     Foreign currency translation. The Company has operations in various foreign countries. The functional currency is the local currency for all locations, except in the McGraw-Hill Education segment where operations that are extensions of the parent have the U.S. dollar as functional currency. In the normal course of business these operations are exposed to fluctuations in currency values. Assets and liabilities are translated using current exchange rates, except certain accounts of units whose functional currency is the U.S. dollar, and translation adjustments are accumulated in a separate component of shareholders’ equity. Revenue and expenses are translated at average monthly exchange rates. Inventory, prepublication costs and property and equipment accounts of units whose functional currency is the U.S. dollar are translated using historical exchange rates, and translation adjustments are charged and credited to income.

     Revenue. Revenue is recognized when goods are shipped to customers or services are rendered. Units whose revenue is principally from service contracts record revenue as earned. Revenue relating to agreements that provide for more than one service is recognized based upon the relative fair value to the customer of each service component and as each component is earned. If the fair value to the customer for each service is not objectively determinable, revenue is recorded as unearned and recognized ratably over the service period. Fair value is determined for each service component through a bifurcation analysis which relies upon the pricing of similar cash arrangements that are not part of the multi-element arrangement. Advertising revenue is recognized when the page is run or the spot is aired. Subscription income is recognized over the related subscription period.

     Product revenue comprises the revenue from the McGraw-Hill Education segment and the circulation revenue from Information and Media Services, and represents educational products, primarily books and magazines. Service revenue represents the revenue of the Financial Services segment and the remaining revenue of Information and Media Services, and represents information-related services and advertising.

     Depreciation. The costs of property and equipment are depreciated using the straightline method based upon the following estimated useful lives: Buildings and leasehold improvements – 15 to 40 years; Equipment and furniture – three to 10 years.

     Advertising expense. The cost of advertising is expensed as incurred. The Company incurred $86 million, $92 million and $107 million in advertising costs in 2003, 2002 and 2001, respectively.

     Allowance for doubtful accounts and sales returns. The accounts receivable reserve methodology is based on historical analysis and a review of outstanding balances. The impact on the operating profit for a 1% change in the allowance for doubtful accounts is $12.0 million. A significant estimate in the McGraw-Hill Education segment, and particularly within the Higher Education, Professional, and International Group, is the allowance for sales returns, which is based on the historical rate of return and current market conditions. The impact on the operating profit for a 1% change in the allowance for sales returns is $10.0 million.

     Stock-based compensation. As permitted by SFAS No. 123, “Accounting for Stock-Based Compensation,” the Company measures compensation expense for its stock-based employee compensation plans using the intrinsic method prescribed by Accounting Principles Board Opinion No. 25 (APBO No. 25), “Accounting for Stock Issued to Employees.”

     As required by SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure,” an amendment to SFAS No. 123, the following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation:

Years Ended December 31,
(in thousands except
earnings per share)	2003	2002	2001

Net income, as reported	$687,650	$576,760	$377,031
Stock-based compensation cost included in net income, net of tax	$9,182	$12,984	$15,002
Fair value of stock-based compen-sation cost, net of tax	$(52,320)	$(63,113)	$(51,724)

Pro forma net income	$644,512	$526,631	$340,309

Basic earnings per common share
As reported	$3.61	$2.99	$1.95
Pro forma	$3.38	$2.73	$1.76
Diluted earnings per common share
As reported	$3.58	$2.96	$1.92
Pro forma	$3.35	$2.71	$1.74

Basic weighted average shares outstanding	190,492	192,888	193,888
Diluted weighted average shares outstanding	192,005	194,573	195,873

     Beginning in 1997, participants who exercise an option by tendering previously owned shares of common stock of the Company may elect to receive a one-time restoration option covering the number of shares tendered. Restoration options are granted at fair market value of the Company’s common stock on the date of the grant, have a maximum term equal to the remainder of the original option term, and are subject to a six-month vesting period.

     Comprehensive income. The following table is a reconciliation of the Company’s net income to comprehensive income for the years ended December 31:

(in thousands)	2003	2002	2001

Net income	$687,650	$576,760	$377,031
Other comprehensive income:
Foreign currency translation adjustments	34,441	22,895	(16,502)

Comprehensive income	$722,091	$599,655	$360,529

     Recent accounting pronouncements. In January 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin (ARB) No. 51.” The interpretation introduces a new consolidation model, the variable interests model, based on potential variability in gains and losses of the entity being evaluated for consolidation. It provides guidance for determining whether an entity lacks sufficient equity or the entity’s equity holders lack adequate decision-making ability. These entities, variable interest entities (VIEs), are evaluated for consolidation based on their variable interests. Variable interests are contractual, ownership or other interests in an entity that expose their holders to the risks and rewards of the VIE. Application of the interpretation is required in financial statements that have interests in structures that are commonly referred to as special purposes entities for periods ending after December 15, 2003. For all other types of variable interest entities the interpretation is required for periods ending after March 15, 2004. Management does not believe that this will have a material impact on the Company’s financial statements.

     At its September 9, 2003 meeting, the Accounting Standards Executive Committee (AcSEC) voted to approve the Statement of Position (SOP), “Accounting for Certain Costs and Activities Related to Property, Plant, and Equipment.” The SOP would provide guidance for certain costs and activities relating to property, plant, and equipment (PP&E). The proposal addresses which costs related to PP&E assets should be capitalized as improvements and which costs should be charged to expense as repairs and maintenance and uses a project stage or timeline framework with PP&E assets accounted for at a component level. Under the SOP, enterprises would also be required to select an accounting policy for post-adoption acquisition of assets that can differ from the componentization policy for pre-adoption assets. AcSEC also concluded that companies be required to disclose meaningful ranges with respect to PP&E depreciable lives. The final SOP will require companies to segregate PP&E depreciable life disclosures into ranges, similar to the concept used by companies when disclosing ranges of outstanding stock option exercise prices. The final SOP is expected to be issued in early 2004 and would be applicable for fiscal years beginning after December 15, 2004. Management is currently evaluating the impact of this pronouncement.

     At the January 7, 2004 meeting, the FASB finalized its discussions of the proposed Financial Staff Position (FSP) SFAS No. 106a “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003.” The proposed FSP was issued for comment in December 2003 to address the accounting and disclosure implications that are expected to arise as a result of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act), which was enacted on December 8, 2003. The Act introduces a prescription drug benefit under Medicare (Medicare Part D) as well as a federal subsidy to sponsors of retiree healthcare benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. The issue is whether an employer that provides postretirement prescription drug coverage (a plan) should recognize the effects of the Act on its accumulated postretirement benefit obligation (APBO) and net postretirement benefit costs and, if so, when and how those effects should be accounted for. Specific authoritative guidance on the accounting for the federal subsidy is pending and the guidance, when issued could require the Company to change previously reported information.

     The proposed FSP permits a sponsor of a postretirement health care plan that provides a prescription drug benefit to make a one-time election to defer accounting for the effects of the Act. The Company has elected to postpone the election until a final FSP is issued. In accordance with this FSP, the net periodic postretirement benefit cost in Note 11 does not reflect the effects of the Act on the plan. Management is currently evaluating the impact of the Act on its financial statements.

     Reclassification. Certain prior year amounts have been reclassified for comparability purposes.

2.     Acquisitions and Dispositions

Acquisitions. In 2003, the Company had a small acquisition and purchase price adjustments from its prior years’ acquisitions, totaling $3.7 million. In 2002, the Company acquired seven companies, principally Open University Press, Reality Based Learning and Bredex Corporation, for a total of $19.3 million. In 2001, the Company acquired eight companies, principally Financial Times Energy, Frank Schaffer Publications, Corporate Value Consulting and Mayfield Publishing Company, for $333.2 million, net of cash acquired. All of these acquisitions were accounted for under the purchase method. Intangible assets recorded for all current transactions are amortized using the straight-line method for periods not exceeding 15 years. In accordance with SFAS No. 142, no goodwill amortization was recorded in 2003 or 2002.

     Noncash Investing Activities. Liabilities assumed in conjunction with the acquisition of businesses:

(in millions)	2003	2002	2001

Fair value of assets acquired	$4.1	$20.9	$369.9
Cash paid (net of cash acquired)	3.7	19.3	333.2

Liabilities assumed	$0.4	$1.6	$36.7

     Dispositions. In February 2003, the Company divested S&P ComStock (ComStock), the realtime market data unit of Standard & Poor’s. The sale resulted in a $56.8 million after-tax gain (30 cents per diluted share), $87.0 million pre-tax, recorded as a discontinued operation. ComStock was formerly part of the Financial Services segment. The sale of ComStock to Interactive Data Corporation resulted in $115.0 million in cash, an after-tax cash flow impact of $78.7 million, and a reduction in net assets of $28.0 million, which includes a reduction in net goodwill and intangible assets of $14.3 million. The revenue recorded from ComStock for the twelve months ended December 31, 2003, 2002 and 2001 was $11.1 million, $65.4 million and $79.0 million, respectively.

     ComStock provides market data to Institutional Investors, Retail Brokers, Financial Advisors and other users. The decision to sell ComStock is consistent with the Financial Services strategy of leveraging the strength of its equity and fund research information to provide unique data and analysis to investment managers and investment advisors. As a result of this refined strategy, the market data ComStock provides fell outside the core capabilities that Financial Services is committed to growing.

     Juvenile retail publishing business: In January 2004, the Company sold the juvenile retail publishing business which was part of the McGraw-Hill Education segment’s School Education Group. The juvenile retail publishing business produced consumer-oriented learning products for sale through educational dealers, mass merchandisers, bookstores, and e-commerce. As a result of this planned disposition, as of December 31, 2003, in accordance with Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the Company reviewed the carrying value of the juvenile retail publishing business net assets and adjusted the net assets to their fair market value less cost to sell. Accordingly, during the fourth quarter, the Company recognized impairments to the carrying value of these net assets of approximately $75.9 million ($54.1 million net of tax), $0.28 per diluted share in 2003. Approximately $70.1 million of that charge was a write-off of goodwill and intangibles.

     As a result of the Company’s planned disposition of the juvenile retail publishing business, the Company reflected the results of these businesses as discontinued operations for all periods presented. The disposition and results of operations for the period resulted in a loss of $81.1 million, $57.3 million after-tax, or 30 cents per diluted share.

     This business was selected for divestiture as it no longer fits within the Company’s strategic plans. The market was considered to have limited future growth potential, possessed unique sales channels, had low profit margins and would have required significant investment to achieve the limited growth potential.

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

3.     Debt and Other Commitments

At December 31, 2003, the Company had total borrowings of $26.3 million, primarily representing domestic commercial paper borrowings of $21.5 million maturing during 2004.

     The Company has two revolving credit facility agreements, consisting of a $625 million, five-year revolving credit facility (Five-year Facility) and a $575 million, 364-day revolving credit facility. The Company’s $675 million, 364-day revolving facility agreement, entered into on July 23, 2002, expired on July 22, 2003. On July 22, 2003, the Company replaced this credit facility with a new 364-day, $575 million credit facility that allows it to borrow until July 20, 2004, on which date the facility agreement terminates and the maturity of such borrowings may not be later than July 20, 2005. The Company continues to pay a facility fee of five basis points on the 364-day facility whether or not amounts have been borrowed and borrowings may be made at 15 basis points above the prevailing LIBOR rates. The commercial paper borrowings are also supported by a $625 million, five year revolving credit facility, which expires August 15, 2005. The Company pays a facility fee of seven basis points on the five-year credit facility whether or not amounts have been borrowed, and borrowings may be made at 13 basis points above the prevailing LIBOR rates. All of the facilities contain certain covenants, and the only financial covenant requires that the Company not exceed indebtedness to cash flow ratio, as defined, of 4 to 1 at any time. This restriction has never been exceeded. At December 31, 2003 and 2002, there were no borrowings under any of the facilities.

     The Company also has the capacity to issue Extendible Commercial Notes (ECNs) of up to $240 million. ECNs replicate commercial paper, except that the Company has an option to extend the note beyond its initial redemption date to a maximum final maturity of 390 days. However, if exercised, such an extension is at a higher reset rate, which is at a predetermined spread over LIBOR, and is related to the Company’s commercial paper rating at the time of extension. As a result of the extension option, no backup facilities for these borrowings are required. As is the case with commercial paper, ECNs have no financial covenants. There were no ECNs outstanding at December 31, 2003 and 2002.

     For 2002, eighty percent of the commercial paper borrowings outstanding were classified as long-term. This amount was determined based upon the Company’s detailed financial budgets and cash flow forecasts and supports the Company’s ability and intent to retain this debt level throughout the next year.

     Under a shelf registration that became effective with the Securities and Exchange Commission in 1990, an additional $250 million of debt securities can be issued.

     A summary of long-term debt at December 31 follows:

(in millions)	2003	2002

Commercial paper supported by bank revolving credit agreement	$–	$458.5
Other (primarily acquisition related notes)	0.4	0.4

Total long-term debt	$0.4	$458.9

     The Company paid interest on its debt totaling $6.1 million in 2003, $22.2 million in 2002 and $61.5 million in 2001.

     The carrying amount of the Company’s commercial paper borrowings approximates fair value.

     As of December 31, 2003 the Company’s unconditional purchase obligation payments for each of the years 2004 through 2007 and thereafter are approximately $36.9 million, $28.8 million, $2.4 million, $1.7 million and $0.3 million, respectively.

4.     Segment Reporting and Geographic Information

The Company has three reportable segments: McGraw-Hill Education, Financial Services and Information and Media Services. The McGraw-Hill Education segment is one of the premier global educational publishers and is the largest U.S.-owned educational publisher serving the elementary and high school (elhi), college and university, professional, and international markets. The segment comprises two operating groups: the School Education Group, and the Higher Education, Professional, and International Group. In January 2004, the Company divested Landoll, Frank Schaffer and related juvenile retail publishing businesses, which were part of the McGraw-Hill Education segment. As a result of the planned disposition as of December 31, 2003, in accordance with SFAS No. 144, the Company reflected the results of these businesses as discontinued operations. See Note 2.

     The Financial Services segment operates under the Standard & Poor’s brand as one reporting unit and provides credit ratings, evaluation services, and analyses globally on corporations, financial institutions, securitized and project financings, and local, state and sovereign governments. Financial Services provides a wide range of analytical and data services for investment managers and investment advisors globally. The Financial Service segment is also a leading provider of valuation and consulting services. In February 2003, the Company divested S&P ComStock, which was formerly part of the Financial Services segment. S&P ComStock is reflected as a discontinued operation on the face of the income statement. See Note 2.

     The Information and Media Services segment comprises two operating groups, which include business and professional media offering information, insight and analysis: the Business-to-Business Group (comprising the Brands BusinessWeek, McGraw-Hill Construction, Platts, Aviation Week and Healthcare Information) and the Broadcasting Group.

     Information as to the operations of the three segments of the Company is set forth below based on the nature of the products and services offered. The Executive Committee, comprising the Company’s principal corporate executives, is the Company’s chief operating decision maker and evaluates performance based primarily on operating profit. The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies – refer to Note 1 for the Company’s significant accounting policies.

     The operating profit adjustments listed below relate to the operating results of the corporate entity, which is not considered an operating segment, and includes all corporate (income) expenses of $(38.2) million, $91.9 million and $93.1 million, respectively, for 2003, 2002 and 2001, and interest expense of $7.1 million, $22.5 million, and $55.1 million, respectively, of the Company. Included in corporate income for 2003 is the gain from sale of Rock-McGraw, Inc. of $131.3 million, See Note 14. Corporate assets consist principally of cash and equivalents, investment in Rock-McGraw, Inc., prepaid pension expense, deferred income taxes and leasehold improvements related to subleased areas.

     Foreign operating profit from continuing businesses was $219.1 million, $188.5 million, and $111.4 million in 2003, 2002 and 2001, respectively. Foreign revenue, operating profit and long-lived assets include operations in 36 countries. The Company does not have operations in any foreign country that represents more than 5% of its consolidated revenue. Transfers between geographic areas are recorded at agreed upon prices and intercompany revenue and profit are eliminated.

     All income statement categories have been restated to exclude the results of discontinued operations. Segment information for the years ended December 31, 2003, 2002, and 2001 was as follows:

			Information
	McGraw-Hill	Financial	and Media	Segment		Consolidated
(in millions)	Education	Services	Services	Totals	Adjustments	Total

2003
Operating revenue	$2,286.2	$1,769.1	$772.6	$4,827.9	$–	$4,827.9
Operating profit	321.8	667.6	109.8	1,099.2	31.1	1,130.3	*
Depreciation and amortization†	340.5	34.7	20.1	395.3	3.0	398.3
Assets	2,755.4	873.4	433.1	4,061.9	1,332.2	5,394.1
Capital expenditures‡	258.7	57.5	15.1	331.3	1.7	333.0
Technology project additions	14.5	11.7	–	26.2	1.9	28.1

2002
Operating revenue	$2,275.0	$1,555.7	$809.5	$4,640.2	$–	$4,640.2
Operating profit	333.0	560.8	118.0	1,011.8	(114.4)	897.4	*
Depreciation and amortization†	340.4	32.9	21.8	395.1	5.1	400.2
Assets	3,024.5	819.6	446.5	4,290.6	741.6	5,032.2
Capital expenditures‡	281.3	25.3	12.7	319.3	–	319.3
Technology project additions	47.3	2.4	4.4	54.1	1.4	55.5

2001
Operating revenue	$2,230.2	$1,398.3	$846.1	$4,474.6	$–	$4,474.6
Operating profit	273.3	425.9	65.0	764.2	(148.1)	616.1	*
Depreciation and amortization†	325.6	51.2	26.3	403.1	3.4	406.5
Assets	3,069.6	847.7	481.2	4,398.5	762.7	5,161.2
Capital expenditures‡	354.4	29.1	27.9	411.4	–	411.4
Technology project additions	21.4	1.0	5.3	27.7	1.1	28.8

* Income from continuing operations before taxes on income.

† Includes amortization of goodwill and intangible assets and prepublication costs. Goodwill amortization of $0 million, $0 million and $51.6 million for 2003, 2002 and 2001.

‡ Includes purchase of property and equipment and investments in prepublication costs.

The following is a schedule of revenue and long-lived assets by geographic location:

		2003		2002		2001

		Long-lived		Long-lived		Long-lived
(in millions)	Revenue	assets	Revenue	assets	Revenue	assets

United States	$3,862.5	$2,591.1	$3,780.2	$2,848.8	$3,679.6	$2,830.5
European region	541.4	74.5	463.8	63.2	427.9	114.0
Rest of world	424.0	71.9	396.2	66.6	367.1	56.3

Total	$4,827.9	$2,737.5	$4,640.2	$2,978.6	$4,474.6	$3,000.8

5. Restructuring

In the fourth quarter of 2001, the Company announced a worldwide restructuring program that includes the exiting of certain businesses, product lines and markets in each of its operating segments. As part of the restructuring program, the Company is focusing its resources on those businesses and products with higher profit margins and improving the effectiveness of the organization. As a result, the Company recorded a restructuring and asset impairment charge of $159.0 million pretax. This charge is comprised of $62.1 million for McGraw-Hill Education, $43.1 million for Financial Services, $34.9 million for Information and Media Services and $18.9 million for Corporate. The after-tax charge recorded is $112.0 million, or 57 cents per diluted share. $123.0 million of the restructuring expenses were classified as operating related expenses on the Consolidated Statement of Income for the year ended December 31, 2001 and $36.0 million were considered non-operating. The operating related expenses consisted of $30.2 million in employee severance and benefit costs and $92.8 million in asset impairment losses. The non-operating expenses consisted of $36.0 million related to the write-downs of certain e-commerce and emerging technology investments.

     The restructuring that was recorded at December 31, 2001 consisted of the following:

(in millions)
Employee severance and benefit costs	$30.2
Asset impairment losses	128.8

Total	$159.0

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

     Asset impairment losses of $128.8 million include $36.6 million associated with the exiting of the McGraw-Hill Education’s business training coursework operation, $37.2 million attributed to the disposing of non-strategic properties in the investment services area in Financial Services and costs associated with the disposal, $36.0 million primarily arising from losses on McGraw-Hill Construction’s e-commerce investments and emerging technology investments in the venture fund, and $19.0 million on the write-off of certain assets.

     Changes in the marketplace led to a shift to online learning solutions which impacted McGraw-Hill Education’s business training coursework operations. As a result and as part of the restructuring, the Company initiated an exiting of the business training coursework operations leading to a charge of approximately $36.6 million. This charge is primarily comprised of write-offs of prepublication costs and goodwill associated with the operation.

     As a result of the Company’s decision to dispose of the non-strategic properties in the investment services area, losses of approximately $37.2 million were recognized which comprised the complete write-off of certain investments and the write-down of goodwill associated with properties to be sold. As part of the restructuring plan, discussions were initiated with potential buyers and the writedown of goodwill was determined based upon the net realizable values. The remaining carrying values of these assets approximated $22 million and the disposals were completed within one year.

     Also reflected in the total asset impairment losses is $36.0 million primarily arising from losses on McGraw-Hill Construction’s e-commerce investments and the emerging technology investments in the venture fund as the Company has decided to scale back on these initiatives. These impairment losses reflect the permanent write-down of the investments to fair value that was determined based upon the earnings capability and expected cash flow of the related investments.

     The $19.0 million is primarily attributed to the write-off of net assets associated with the programs and product lines to be discontinued.

     At December 31, 2001, the remaining reserve of approximately $36.5 million was included in other current liabilities. The restructuring was completed at December 31, 2002.

6.     Taxes on Income

Income from continuing operations before taxes on income resulted from domestic operations (including foreign branches) and foreign subsidiaries’ operations as follows:

(in millions)	2003	2002	2001

Domestic operations	$1,036.3	$836.0	$582.2
Foreign operations	94.0	61.4	33.9

Total income before taxes	$1,130.3	$897.4	$616.1

     A reconciliation of the U.S. statutory tax rate to the Company’s effective tax rate for financial reporting purposes follows:

	2003	2002	2001

U.S. statutory rate	35.0%	35.0%	35.0%

Goodwill amortization	–	–	1.4
Effect of state and local income taxes	3.9	3.9	3.9
Disposition of businesses	2.1	(1.2)	(2.1)
Restructuring and asset impairment	–	–	2.3
Other – net	(1.9)	(1.4)	(1.8)

Effective tax rate	39.1%	36.3%	38.7%

     The provision for taxes on income consists of the following:

(in millions)	2003	2002	2001

Federal:
Current	$343.4	$207.1	$196.9
Deferred	(35.1)	47.4	(8.1)

Total federal	308.3	254.5	188.8

Foreign:
Current	27.2	17.5	13.8
Deferred	(0.4)	(0.5)	(1.1)

Total foreign	26.8	17.0	12.7

State and local:
Current	117.0	36.0	38.6
Deferred	(9.6)	17.9	(1.7)

Total state and local	107.4	53.9	36.9

Total provision for taxes	$442.5	$325.4	$238.4

     The principal temporary differences between the accounting for income and expenses for financial reporting and income tax purposes as of December 31 follow:

(in millions)	2003	2002*

Fixed assets and intangible assets	$224.3	$197.0
Prepaid pension and other expenses	199.7	176.0
Unearned revenue	47.4	47.4
Reserves and accruals	(306.3)	(284.1)
Postretirement and postemployment benefits	(84.5)	(86.5)
Deferred gain on sale leaseback	(86.0)	–
Other – net	(20.2)	(19.5)

Deferred tax (asset)/liability – net	$(25.6)	$30.3

* 2002 reclassified for comparability purposes.

     The Company made net income tax payments totaling $328.4 million in 2003, $246.0 million in 2002 and $202.4 million in 2001.

     The Company has not recorded deferred income taxes applicable to undistributed earnings of foreign subsidiaries that are indefinitely reinvested in foreign operations. Undistributed earnings amounted to approximately $256 million at December 31, 2003, excluding amounts that, if remitted, generally would not result in any additional U.S. income taxes because of available foreign tax credits. If the earnings of such foreign subsidiaries were not indefinitely reinvested, a deferred tax liability of approximately $46 million would have been required.

7. Rental Expense and Lease Obligations

Rental expense for property and equipment under all operating lease agreements was as follows:

(in millions)	2003	2002	2001

Gross rental expense	$187.5	$173.2	$154.4
Less: sublease revenue	7.1	19.9	29.9

Net rental expense	$180.4	$153.3	$124.5

     The Company is committed under lease arrangements covering property, computer systems and office equipment. Certain lease arrangements contain escalation clauses covering increased costs for various defined real estate taxes and operating services.

     Minimum rental commitments, including rent payments on the sale–leaseback described in Note 14, under existing non-cancelable leases with a remaining term of more than one year, are shown in the following table. The annual rental commitments for real estate was reduced by $7 million in 2004 and then by approximately $4 million a year thereafter through 2008 for sublease income.

(in millions)
2004	$139.9
2005	130.0
2006	117.3
2007	109.5
2008	108.8
2009 and beyond	1,426.9

Total	$2,032.4

8.     Capital Stock

On January 27, 1999, the Board of Directors approved a share repurchase program authorizing the repurchase of up to 15 million shares, approximately 7.5% of the Company’s outstanding common stock. The Company completed the program in December 2003 after repurchasing 2.3 million shares for $135.9 million in 2003, for a total of 15 million shares totaling $855.1 million at an average price of approximately $57.01 per share.

     On January 29, 2003 the Board of Directors approved a new stock repurchase program authorizing the purchase of up to 15 million additional shares, which was approximately 7.8% of the Company’s outstanding common stock. The Company repurchased 1.1 million shares for $76.7 million in 2003 under this program at an average price of approximately $68.26 per share.

     The repurchased shares will be used for general corporate purposes, including the issuance of shares in connection with the exercise of employee stock options for stock compensation plans. In the event of a significant investment opportunity, the Company may slow the pace of repurchase activity.

     The number of common shares reserved for issuance for employee stock plan awards was 25,520,427 at December 31, 2003 and 28,348,251 at December 31, 2002. Under the Director Deferred Stock Ownership Plan, 296,840 and 298,812 common shares were reserved for issuance at December 31, 2003 and 2002, respectively.

     In the third quarter 2002, the Company redeemed all of the outstanding shares of $1.20 convertible preference stock. The redemption price of $40 per share, as provided by the terms of the preference stock, became payable to holders, who did not otherwise convert their shares into the Company’s common stock, on September 1, 2002. Most holders elected conversion prior to redemption. None of the convertible preference shares provided a beneficial conversion feature at the time they were originally issued.

     Two million shares of preferred stock, par value $1 per share, are authorized; none have been issued. 600,000 shares have been reserved for issuance under a Preferred Share Purchase Rights Plan adopted by the Company’s Board of Directors on July 29, 1998. Under the 1998 Rights Plan, one Right for each share of common stock outstanding was issued to shareholders of record on August 14, 1998. These Rights will become exercisable only if a person or group acquires 20% or more of the Company’s common stock or announces a tender offer that would result in the ownership of 20% or more of the common stock. Each Right will then entitle the holder to buy a 1/400th interest in a share of Series A preferred stock at an exercise price of $150. The Rights are redeemable by the Company’s Board of Directors for one-quarter cent each prior to a 20% acquisition by a third party. The 1998 Plan also gives the Board of

Directors the option to exchange one share of common stock of the Company for each Right (not owned by the acquirer) after an acquirer holds 20% but less than 50% of the outstanding shares of common stock. In the event, after a person or group acquires 20% or more of the Company’s stock, that the Company is acquired in a merger or other business combination transaction of 50% or more of its consolidated assets or earnings power are sold, each Right becomes exercisable for common stock equivalent to two times the exercise price of the Right.

     In 2003, dividends were paid at the quarterly rate of $0.27 per common share. Total dividends of $0.80 per preference share were paid in 2002. All dividends on preference stock are cumulative. Total dividends paid in 2003, 2002 and 2001 were $206.5 million, $197.0 million and $189.8 million, respectively.

9. Stock Plan Awards

The Company applies the provisions of APBO No. 25, “Accounting for Stock Issued to Employees,” in accounting for its stock-based awards. Accordingly, no compensation cost has been recognized for its stock option plans other than for its restricted stock performance awards. The Company has three stock option plans: the 2002, 1993 and 1987 Employee Stock Incentive Plans.

     The Plans provide for the granting of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock awards, deferred stock (applicable to the 1987 Plan only) or other stock-based awards to purchase a total of 47.3 million shares of the Company’s common stock – 9.2 million shares under the 1987 Plan, 28.6 million shares under the 1993 Plan and 9.5 million shares under the 2002 Plan, as amended.

     Stock options, which may not be granted at a price less than the fair market value of the Company’s common stock at date of grant, vest in two years in equal annual installments and have a maximum term of ten years.

     The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions for 2003, 2002 and 2001, respectively: risk-free average interest rate of 2.9%, 5.1% and 4.7%; dividend yield of 1.8%, 1.6% and 1.7%; volatility of 22%, 29% and 28%; and expected life of five years for all years.

     A summary of the status of the Company’s stock option plans as of December 31 and activity during the year follows:

		Weighted
		average exer-
(in thousands of shares)	Shares	cise price

Outstanding at December 31, 2000	12,206	$42.97

Options granted	4,806	60.16
Options exercised	(2,093)	36.65
Options cancelled and expired	(341)	51.35

Outstanding at December 31, 2001	14,578	$49.34

Options granted	4,987	67.06
Options exercised	(1,703)	39.66
Options cancelled and expired	(341)	58.80

Outstanding at December 31, 2002	17,521	$55.13

Options granted	5,100	56.98
Options exercised	(2,027)	45.93
Options cancelled and expired	(584)	65.33

Outstanding at December 31, 2003	20,010	$56.32

     At December 31, 2003, 2002 and 2001, options for 12,920,000, 10,689,000 and 8,340,000 shares of common stock were exercisable. The weighted average fair value of options granted during 2003, 2002 and 2001 was $11.19, $19.87 and $16.76, respectively.

     A summary of information about stock options outstanding and exercisable at December 31, 2003 follows:

(in thousands of shares)	Options Outstanding			Options Exercisable

Range of		Weighted average	Weighted average		Weighted average
exercise prices	Shares	remaining term	exercise price	Shares	exercise price

$16.78 to $24.97	691	2.12 years	$21.03	691	$21.03
$25.41 to $38.06	1,113	4.08 years	$36.29	1,113	$36.29
$38.47 to $57.63	8,089	7.51 years	$53.28	3,947	$50.18
$57.72 to $70.41	10,117	7.72 years	$63.37	7,169	$62.50

$16.78 to $70.41	20,010	7.24 years	$56.32	12,920	$54.26

     Under the Director Deferred Stock Ownership Plan, a total of 296,840 shares of common stock was reserved as of December 31, 2003, and may be credited to deferred stock accounts for eligible Directors. In general, the Plan requires that 50% of eligible Directors’ annual compensation plus dividend equivalents be credited to deferred stock accounts. Each Director may also elect to defer all or a portion of the remaining compensation and have an equivalent number of shares credited to the deferred stock account. Recipients under this Plan are not required to provide consideration to the Company other than rendering service. Shares will be delivered as of the date a recipient ceases to be a member of the Board of Directors or within five years thereafter, if so elected. The Plan will remain in effect until terminated by the Board of Directors or until no shares of stock remain available under the Plan.

     Restricted stock performance awards have been granted under the 2002, 1993 and 1987 Plans. These restricted stock awards will vest only if the Company achieves certain financial goals over various vesting periods. Other restricted stock awards have total vesting periods of up to three years with vesting beginning on the first anniversary of the awards. Recipients are not required to provide consideration to the Company other than rendering service and have the right to vote the shares and to receive dividends.

     A total of 294,876 restricted shares were issued at an average market value of $56.42 in 2003, 274,875 shares at an average market value of $66.73 in 2002 and 264,213 shares at an average market value of $59.28 in 2001. The awards are recorded at the market value on the date of grant. Initially, the total market value of the shares is treated as unearned compensation and is charged to expense over the respective vesting periods. Under APBO No. 25, for performance incentive shares, adjustments are also made to expense for changes in market value and achievement of financial goals. Restricted stock compensation charged to expense was $14.6 million for 2003, $20.8 million for 2002 and $24.4 million for 2001. Restricted shares outstanding at the end of the year were 738,847 in 2003, 710,872 in 2002 and 670,959 in 2001.

10. Retirement Plans

The Company and its subsidiaries have a number of defined benefit pension plans and defined contribution plans covering substantially all employees. The Company’s primary pension plan is a noncontributory plan under which benefits are based on employee career employment compensation. The Company also sponsors voluntary 401(k) plans under which the Company may match employee contributions up to certain levels of compensation as well as profit-sharing plans under which the Company contributes a percentage of eligible employees’ compensation to the employees’ accounts.

     For purposes of determining annual pension cost, prior service costs are being amortized straight-line over the average remaining service period of employees expected to receive benefits. For 2003, the assumed return on plan assets of 8.75% is based on a calculated market-related value of assets, which recognizes changes in market value over five years. The 2003 return assumption was reduced from 9.5% on January 1, 2003, to reflect lower expected returns on investments due to expected long-term market weakness. Additionally, effective January 1, 2003, the Company changed its discount rate assumption on its retirement plans to 6.75% from 7.25% utilized in 2002. Effective January 1, 2004, the Company changed its discount rate assumption on its retirement plans to 6.25% from 6.75% in 2003. There was no change in the 2004 expected return on plan asset assumption. Prior years balances have been restated to include a non-U.S. plan previously not consolidated.

     A summary of net periodic benefit income for the Company’s defined benefit plans are as follows:

(in millions)	2003	2002	2001

Service cost	$35.9	$29.2	$25.9
Interest cost	50.3	47.1	45.8
Expected return on assets	(96.3)	(105.2)	(99.5)
Amortization of:
Transition asset	0.2	0.2	0.2
Prior service cost	0.4	1.2	1.1
Actuarial (gain)	(3.8)	(16.8)	(20.1)

Net periodic benefit (income)	$(13.3)	$(44.3)	$(46.6)

U.S. weighted average assumptions used to determine net cost – January 1:
Discount rate	6 3/4%	7 1/4%	7 1/2%
Compensation increase factor	5 1/2	5 1/2	5 1/2
Return on assets	8 3/4	9 1/2	9 1/2

     The Company also has unfunded supplemental benefit plans to provide senior management with supplemental retirement, disability and death benefits. Certain supplemental retirement benefits are based on final monthly earnings. Pension cost was approximately $7.5 million for 2003, $6.4 million for 2002 and $6.7 million for 2001. The accrued benefit obligation as of December 31, 2003 and 2002 was $46.1 million and $40.6 million, respectively.

     Total retirement plans cost was $68.6 million for 2003, $33.7 million for 2002 and $23.1 million for 2001.

     The funded status of the defined benefit plans as of December 31 follows:

(in millions)	2003	2002

Change in benefit obligation
Net benefit obligation at beginning of year	$737.0	$660.0
Service cost	35.9	29.2
Plan amendments	0.6	1.1
Interest cost	50.3	47.1
Plan participants’ contributions	1.2	1.1
Actuarial loss	72.0	31.3
Gross benefits paid	(40.2)	(38.4)
Currency effect	8.5	5.6

Net benefit obligation at end of year	$865.3	$737.0

     The accumulated benefit obligation at the end of 2003 and 2002 was $770.7 million and $613.8 million, respectively.

(in millions, except percentages)	2003	2002
U.S. weighted average assumptions used to determine benefit obligations – December 31:
Discount rate	6 1/4%	6 3/4%
Compensation increase factor	5 1/2	5 1/2

Change in plan assets
Fair value of plan assets at beginning of year	$821.1	$997.1
Actual return on plan assets	228.2	(149.6)
Employer contributions	11.7	6.3
Plan participants’ contributions	1.2	1.1
Gross benefits paid	(40.2)	(38.4)
Currency effect	6.3	4.6

Fair value of plan assets at end of year	$1,028.3	$821.1

     Benefits paid in the above table include only those amounts contributed directly to or paid directly from assets.

     The funded status of the plans, reconciled to the amount reported on the statement of financial position follows:

End of year (in millions)	2003	2002

Funded status at end of year	$163.0	$84.0
Unrecognized net actuarial loss	119.5	173.6
Unrecognized net transition obligation	–	0.2
Unrecognized prior service costs	2.1	2.0

Net amount recognized	$284.6	$259.8

	Pension Benefits

End of year (in millions)	2003	2002

Prepaid benefit cost	$288.2	$261.2
Accrued benefit cost	(3.6)	(1.4)

Net amount recognized	$284.6	$259.8

     The following tables reflect pension plans, primarily unfunded nonqualified plans and a non-U.S. plan, with a projected benefit obligation in excess of the fair value of plan assets and an accumulated benefit obligation in excess of the fair value of plan assets for the years ended in December 31, 2003 and 2002:

	Projected benefit
	obligation exceeds the
(in millions)	fair value of plan assets

End of year	2003	2002

Projected benefit obligation	$173.7	$183.7

Accumulated benefit obligation	$126.6	$148.5

Fair value of plan assets	$75.0	$87.8

	Accumulated benefit
	obligation exceeds the
(in millions)	fair value of plan assets

End of year	2003	2002

Projected benefit obligation	$75.3	$183.7

Accumulated benefit obligation	$60.4	$148.5

Fair value of plan assets	$–	$87.8

     Information about the expected cash flows for the defined benefit plans are as follows:

Employer contributions (in millions)	$ 12.8
2004 (expected)

Expected benefit payments (in millions)
2004	$38.0
2005	39.2
2006	40.7
2007	42.3
2008	44.4
2009–2013	$262.0

     The above table reflects the total benefits expected to be paid from the plans or from the Company’s assets including both the Company’s share of the benefit cost and the participants’ share of the cost.

     The asset allocation for the Company’s domestic defined benefit plan at the end of 2003 and 2002 and the target allocation for 2004, by asset category are as follows:

	Target	Percentage of plan
Asset Category	Allocation	assets at year end

	2004	2003	2002

Domestic Equity securities	60%	62%	62%
International Equity	20	18	16
Debt securities	20	19	21
Other	–	1	1

Total	100%	100%	100%

     The defined benefit plan has no investment in the Company’s common stock.

     The investment of assets on behalf of the Company’s defined benefit plans focuses on both the opportunity for capital growth and the reinvestment of income. The growth potential is primarily from capital appreciation from stocks and secondarily from the reinvestment of income from fixed instruments. The mix of assets is established after careful consideration of the long-term performances of asset classes and an analysis of future liabilities. Investments are selected based on their potential to enhance returns, preserve capital, and reduce overall volatility. Holdings are well diversified within each asset class, which includes U.S. and foreign stocks, high-quality bonds, annuity contracts and cash.

     The Company has several foreign pension plans that do not determine the accumulated benefits or net assets available for benefits as disclosed above. The amounts involved are not material and are therefore not included.

     Assets of the defined contribution plan consist primarily of index funds, equity funds, debt instruments and McGraw-Hill common stock. The U.S. plan held approximately 1.8 million and 1.9 million shares of McGraw- Hill common stock at December 31, 2003 and 2002, respectively, with market values of $124.1 million and $114.7 million, respectively. The plan received dividends on McGraw- Hill common stock during 2003 and 2002 of $2.0 million and $1.9 million, respectively.

11. Postretirement Healthcare and Other Benefits

The Company and some of its domestic subsidiaries provide certain medical, dental and life insurance benefits for retired employees and eligible dependents. The medical and dental plans are contributory while the life insurance plan is noncontributory. The Company currently does not fund any of these plans.

     Postretirement benefit cost was $9.5 million in 2003, $9.1 million in 2002 and $8.0 million in 2001.

     The Company uses a measurement date of December 31 for its postretirement healthcare and other benefits. A summary of the components of the cost in 2003, 2002 and 2001 follows:

Components of net periodic benefit cost

(in millions)	2003	2002	2001

Service cost	$2.2	$2.5	$2.4
Interest cost	10.8	10.2	9.9
Amortization of:
Prior service cost	(3.5)	(2.5)	(2.5)
Actuarial (gain)	–	(1.1)	(1.8)

Net periodic benefit cost	$9.5	$9.1	$8.0

     A summary of the components of the unfunded postretirement benefit obligation as of December 31 follows:

Change in benefit obligation

(in millions)	2003	2002

Net benefit obligation at beginning of year	$167.2	$142.0
Service cost	2.2	2.5
Interest cost	10.8	10.2
Plan participants’ contributions	2.5	2.0
Plan amendments	(10.4)	–
Actuarial loss	16.7	25.4
Gross benefits paid	(16.0)	(14.9)

Net benefit obligation at end of year	$173.0	$167.2

Weighted average assumption used to determine benefit obligations, end of year

	2003	2002

Discount rate	6.25%	6.75%

Change in plan assets

(in millions)	2003	2002

Fair value of plan assets at beginning of year	$–	$–
Employer contributions	13.5	12.9
Plan participants’ contributions	2.5	2.0
Gross benefits paid	(16.0)	(14.9)

Fair value of plan assets at end of year	$–	$–

     Employer contribution and benefits paid in the above table include only those amounts contributed directly to or paid directly to the plan.

(in millions)	2003	2002

Funded status at end of year	$(173.0)	$(167.2)
Unrecognized net actuarial loss(gain)	12.4	(4.2)
Unrecognized prior service costs	(7.5)	(0.7)

Net amount recognized	$(168.1)	$(172.1)

     Information about the expected cash flows for the other postretirement benefit plans follows:

Expected benefit payments (in millions)

2004	$14.2
2005	14.9
2006	15.5
2007	16.1
2008	16.6
2009–2013	90.1

     The above table reflects the total benefits expected to be paid from the Company’s assets.

     The initial weighted average healthcare cost rates for 2003 and 2002 were 10.00% and 10.25%, respectively. The assumed weighted average healthcare cost trend rate will decrease ratably from 10.00% in 2003 to 5.5% in 2012 and remain at that level thereafter. The weighted average discount rate used to measure expense was 6.75% in 2003 and 7.25% in 2002. Assumed healthcare cost trends have a significant effect on the amounts reported for the healthcare plans. A one percentage point change in assumed healthcare cost trend creates the following effects:

	One-	One-
	Percentage	Percentage
	Point	Point
(in millions)	Increase	Decrease

Effect on total of service and interest cost	$0.8	$(0.8)
Effect on postretirement benefit obligation	$13.0	$(12.1)

12.     Earnings Per Share

A reconciliation of the number of shares used for calculating basic earnings per common share and diluted earnings per common share follows:

(in thousands)	2003	2002	2001

Net income	$687,650	$576,760	$377,031

Average number of common shares outstanding	190,492	192,888	193,888
Effect of stock options and other dilutive securities	1,513	1,685	1,985

Average number of common shares outstanding including effect of dilutive securities	192,005	194,573	195,873

     Restricted performance shares outstanding at December 31, 2003 of 739,000 were not included in the computation of diluted earnings per common share because the necessary vesting conditions have not yet been met.

13.     Goodwill and Intangible Assets

Effective as of January 1, 2002, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets.” Under SFAS No. 142, goodwill and other intangible assets with indefinite lives are no longer amortized but are reviewed annually or more frequently if impairment indicators arise. The Company performed the required transitional impairment review of goodwill as of January 1, 2002. For each of the reporting units, the estimated fair value was determined utilizing the expected present value of the future cash flows of the units. In all instances, the estimated fair value of the reporting units exceeded their book values and therefore no write-down of goodwill was required.

     The following table reflects unaudited pro forma results of operations of the Company, giving effect to SFAS No. 142 as if it were adopted on January 1, 2001:

Twelve Months Ended
December 31, (in thousands,
except earnings per share)	2003	2002	2001

Net income, as reported	$687,650	$576,760	$377,031
Add back: amortization expense, net of tax	–	–	34,831

Pro forma net income	$687,650	$576,760	$411,862

Basic earnings per common share:
As reported	$3.61	$2.99	$1.95
Pro forma	$3.61	$2.99	$2.12
Diluted earnings per common share:
As reported	$3.58	$2.96	$1.92
Pro forma	$3.58	$2.96	$2.10

     The following table summarizes the activity in goodwill for the periods indicated:

December 31,
(in thousands)	2003	2002

Beginning balance	$1,294,831	$1,231,028
Net change from acquisitions and dispositions	(72,735)	9,088
Purchase price allocations	–	39,146
Other	17,781	15,569

Total	$1,239,877	$1,294,831

     The following table summarizes net goodwill by segment:

December 31,
(in thousands)	2003	2002

McGraw-Hill Education	$858,777	$913,624
Financial Services	287,405	288,236
Information and Media Services	93,695	92,971

Total	$1,239,877	$1,294,831

     The following table summarizes the activity in goodwill for the periods indicated:

December 31,
(in thousands)	2003	2002

McGraw-Hill Education Beginning balance	$913,624	$853,829
Additions/(dispositions)	(61,283)	15,271
Purchase price allocations	–	39,146
Other	6,436	5,378

Total	$858,777	$913,624

Financial Services Beginning balance	$288,236	$288,400
Additions/(dispositions)	(12,327)	(4,979)
Other	11,496	4,815

Total	$287,405	$288,236

Information and Media Services Beginning balance	$92,971	$88,799
Additions/(dispositions)	875	(1,204)
Other	(151)	5,376

Total	$93,695	$92,971

     There were no material acquisitions or dispositions for the periods indicated both individually and in the aggregate, and therefore pro forma financial information is not required. Included in the McGraw-Hill Education segment’s additions/dispositions is $61.3 million of goodwill impairment associated with the planned disposition of the juvenile retail publishing business. See Note 2.

     The following table summarizes other intangibles subject to amortization at the dates indicated:

December 31,
(in thousands)	2003	2002

Copyrights	$465,031	$475,054
Accumulated amortization	(220,162)	(202,811)

Net copyrights	244,869	272,243

Other intangibles	306,088	308,179
Accumulated amortization	(125,922)	(107,666)

Net other intangibles	180,166	200,513

Total gross intangible assets	$771,119	$783,233
Total accumulated amortization	(346,084)	(310,477)

Total net intangible assets	$425,035	$472,756

     In 2003 net intangibles have been adjusted $8.8 million for impairment due to the planned disposition of the juvenile retail publishing business.

     Intangible assets are being amortized on a straight-line basis over periods of up to 40 years. Amortization expense for intangibles totaled $33.7 million, $38.8 million and $34.9 million for the twelve months ended December 31, 2003, 2002 and 2001, respectively. The weighted average life of the intangible assets at December 31, 2003, is 16 years. The projected amortization expense for intangible assets, assuming no further acquisitions or dispositions, is approximately $27 million per year over the next five years.

     The following table summarizes other intangibles not subject to amortization at the dates indicated:

December 31,
(in thousands)	2003	2002

FCC Licenses	$38,065	$38,065

14. Sale-Leaseback Transaction

In December 2003, the Company sold its 45% equity investment in Rock-McGraw, Inc. Rock-McGraw, Inc. owns the Company’s headquarters building in New York City. The transaction which was valued at $450.0 million, included assumed debt. Proceeds from disposition were $382.1 million. The sale resulted in a pre-tax gain of $131.3 million and an aftertax benefit of $58.4 million, 30 cents per diluted share in 2003.

     The Company will remain an anchor tenant of what will continue to be known as The McGraw-Hill Companies building and will continue to lease space from Rock-McGraw, Inc., under an existing lease for approximately 16 years. Currently, the Company leases approximately 18% of the building space. The lease is being accounted for as an operating lease. Pursuant to sale-leaseback accounting rules, as a result of the Company’s continued involvement, a gain of approximately $212.3 million ($126.3 million after-tax) was deferred and will be amortized over the remaining lease term as a reduction in rent expense. The Company’s degree of involvement was determined to be “more than minor,” since the present value of future minimum lease payments under the current lease was greater than 10% of the fair value of the property.

     As of December 31, 2003, the minimum lease payments to be paid for each of the years 2004 through 2008 and in the aggregate thereafter are approximately $17.2 million, $16.9 million, $16.9 million, $17.6 million, and $18.4 million, respectively, and $218.6 million thereafter.

REPORT OF MANAGEMENT

To the Shareholders of
The McGraw-Hill Companies, Inc .

The financial statements in this report were prepared by the management of The McGraw- Hill Companies, Inc., which is responsible for their integrity and objectivity.

     These statements, prepared in conformity with accounting principles generally accepted in the United States and including amounts based on management’s best estimates and judgments, present fairly The McGraw-Hill Companies’ financial condition and the results of the Company’s operations. Other financial information given in this report is consistent with these statements.

     The McGraw-Hill Companies’ management maintains a system of internal accounting controls designed to provide reasonable assurance that the financial records accurately reflect the Company’s operations and that the Company’s assets are protected against loss. Consistent with the concept of reasonable assurance, the Company recognizes that the relative costs of these controls should not exceed the expected benefits in maintaining these controls. It further assures the quality of the financial records in several ways: a program of internal audits, the careful selection and training of management personnel, maintaining an organizational structure that provides an appropriate division of financial responsibilities, and communicating financial and other relevant policies throughout the corporation. The financial statements in this report have been audited by Ernst & Young LLP, independent auditors, in accordance with auditing standards generally accepted in the United States. The independent auditors were retained to express an opinion on the financial statements, which appears on the next page.

     The McGraw-Hill Companies’ Board of Directors, through its Audit Committee, composed entirely of outside directors, is responsible for reviewing and monitoring the Company’s financial reporting and accounting practices. The Audit Committee meets periodically with management, the Company’s internal auditors and the independent auditors to ensure that each group is carrying out its respective responsibilities. In addition, the independent auditors have full and free access to the Audit Committee and meet with it with no representatives from management present.

Harold McGraw III
Chairman of the Board, President and
Chief Executive Officer

Robert J. Bahash
Executive Vice President and
Chief Financial Officer

R E P O R T   O F   I N D E P E N D E N T   A U D I T O R S

The Board of Directors and
Shareholders of
The McGraw-Hill Companies, Inc .

We have audited the accompanying consolidated balance sheets of The McGraw-Hill Companies, Inc. as of December 31, 2003 and 2002, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The McGraw-Hill Companies, Inc. at December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

     As discussed in Note 13 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142 in 2002.

New York, New York
January 27, 2004

S U P P L E M E N T A L     F I N A N C I A L     I N F O R M A T I O N

Quarterly Financial Information (Unaudited)*

(in thousands, except per-share data)(a)	First quarter		Second quarter		Third quarter		Fourth quarter		Total year

2003
Operating revenue	$830,814		$1,172,019		$1,602,667		$1,222,357		$4,827,857
Income from continuing operations before taxes on income	63,273		226,658		459,206		381,140	(b)	1,130,277
Income from continuing operations	39,863		142,795		289,299		215,854	(b)	687,811
Earnings/(loss) from discontinued operations	55,532		(760)		997		(55,930)		(161)
Net income	95,395		142,035		290,296		159,924	(b)	687,650
Earnings per share:
Basic earnings per share
Income from continuing operations	0.21		0.75		1.52		1.13		3.61
Net income	0.50		0.75		1.52		0.84		3.61
Diluted earnings per share
Income from continuing operations	0.21		0.75		1.51		1.12		3.58
Net income	0.50		0.74		1.51		0.83		3.58

2002
Operating revenue	$809,373		$1,149,353		$1,540,200		$1,141,258		$4,640,184
Income from continuing operations before taxes on income	46,385		214,359		420,784	(c)	215,867		897,395
Income from continuing operations	28,991		133,974		274,084	(c)	134,917		571,966
Earnings/(loss) from discontinued operations	211		2,496		2,135		(48)		4,794
Net income	29,202		136,470		276,219	(c)	134,869		576,760
Earnings per share:
Basic earnings per share
Income from continuing operations	0.15		0.69		1.42		0.70		2.97
Net income	0.15		0.71		1.43		0.70		2.99
Diluted earnings per share
Income from continuing operations	0.15		0.69		1.41		0.69		2.94
Net income	0.15		0.70		1.42		0.69		2.96

2001
Operating revenue	$806,827		$1,104,055		$1,487,456		$1,076,263		$4,474,601
Income from continuing operations before taxes on income	32,383	(d)	173,794	(e)	389,139		20,805	(f)	616,121
Income from continuing operations	19,916	(d)	119,852	(e)	239,320		(1,403	)(f)	377,685
Earnings/(loss) from discontinued operations	475		145		168		(1,442)		(654)
Net income	20,391	(d)	119,997	(e)	239,488		(2,845	)(f)	377,031
Earnings per share:
Basic earnings per share
Income from continuing operations	0.10		0.62		1.23		(0.01)		1.95
Net income	0.11		0.62		1.24		(0.01)		1.95
Diluted earnings per share
Income from continuing operations	0.10		0.61		1.22		(0.01)		1.93
Net income	0.10		0.61		1.22		(0.01)		1.92

*See page 84 for notes to the Quarterly Financial Information.

High and Low Sales Prices of The McGraw-Hill Companies Common Stock†

	2003	2002	2001

First Quarter	$62.58–51.74	$69.70–58.88	$64.74–54.09
Second Quarter	66.15–55.46	68.73–56.30	70.87–57.84
Third Quarter	64.51–58.60	65.98–50.71	67.95–50.55
Fourth Quarter	70.00–61.99	66.30–55.51	61.80–48.70

Year	$70.00–51.74	$69.70–50.71	$70.87–48.70

†The New York Stock Exchange is the principal market on which the Corporation’s shares are traded.

E L E V E N — Y E A R   F I N A N C I A L   R E V I E W

(in thousands, except per-share data, operating statistics and number of employees, as restated)(a)*	2003	2002

Operating Results by Segment and Income Statistics
Operating Revenue
McGraw-Hill Education	$2,286,161	$2,275,019
Financial Services	1,769,093	1,555,726
Information and Media Services	772,603	809,439

Total Operating Revenue	4,827,857	4,640,184

Operating Profit
McGraw-Hill Education	321,751	332,949
Financial Services	667,597	560,845
Information and Media Services	109,841	118,052

Operating Profit	1,099,189	1,011,846

Share of profit of Macmillan/McGraw-Hill School Publishing Company(k)	–	–
Unusual charges(i,l)	–	–
Gain on exchange of Shepard’s/McGraw-Hill(i)	–	–
General corporate income/(expense)(b)	38,185	(91,934)
Interest expense	(7,097)	(22,517)

Income From Continuing Operations Before Taxes On Income(a,b,c,d,e,f,g,h,j)	1,130,277	897,395
Provision for taxes on income	442,466	325,429

Income From Continuing Operations Before Extraordinary Item and Cumulative Adjustment	687,811	571,966

Discontinued Operations:
Net earnings/(Loss) from discontinued operations(a)	(161)	4,794

Income Before Extraordinary Item and Cumulative Adjustment	687,650	576,760

Early extinguishment of debt, net of tax(m)	–	–
Cumulative effect on prior years of changes in accounting(m)	–	–

Net Income	$687,650	$576,760

Basic Earnings Per Share
Income from continuing operations before extraordinary item and cumulative adjustment	$3.61	$2.97
Discontinued operations	–	0.02

Income before extraordinary item and cumulative adjustment	$3.61	$2.99
Extraordinary item and cumulative adjustment(m)	–	–

Net income	$3.61	$2.99
Diluted Earnings Per Share
Income from continuing operations before extraordinary item and cumulative adjustment	$3.58	$2.94
Discontinued operations	–	0.02

Income before extraordinary item and cumulative adjustment	$3.58	$2.96
Extraordinary item and cumulative adjustment(m)	–	–

Net income	$3.58	$2.96
Dividends per share of common stock	$1.08	$1.02

Operating statistics
Return on average shareholders’ equity	29.6%	29.4%
Income from continuing operations before taxes as a percent of revenue	23.4%	19.3%
Income before extraordinary item and cumulative adjustment as a percent of operating revenue	14.2%	12.4%

Balance sheet data
Working capital	$262,418	$(100,984)
Total assets	5,394,068	5,032,182
Total debt	26,344	578,337
Shareholders’ equity	$2,557,051	$2,165,822

Number of employees	16,068	16,505

*See page 84 for notes to the Eleven-Year Financial Review.

E L E V E N — Y E A R   F I N A N C I A L   R E V I E W

2001	2000	1999	1998	1997	1996	1995	1994	1993

$2,230,235	$1,979,308	$1,734,922	$1,620,343	$1,573,797	$1,277,895	$1,235,578	$1,162,157	$667,444
1,398,303	1,205,038	1,163,644	1,037,026	878,259	766,620	705,014	669,718	628,153
846,063	1,007,552	1,030,015	1,015,598	1,035,834	990,924	962,379	896,960	876,098

4,474,601	4,191,898	3,928,581	3,672,967	3,487,890	3,035,439	2,902,971	2,728,835	2,171,695

273,339	307,672	273,667	202,076	187,722	151,921	162,604	125,765	49,374
425,911	383,025	358,155	338,655	245,150	241,479	214,707	201,642	186,421
65,003	212,921	185,551	139,352	158,879	131,397	130,145	120,482	116,751

764,253	903,618	817,373	680,083	591,751	524,797	507,456	447,889	352,546

–	–	–	–	–	–	–	–	28,376
–	–	–	–	–	(25,000)	–	–	(229,800)
–	–	–	–	–	418,731	–	–	–
(93,062)	(91,380)	(83,280)	(80,685)	(75,342)	(62,073)	(63,570)	(54,134)	(48,538)
(55,070)	(52,841)	(42,013)	(47,961)	(52,542)	(47,656)	(58,766)	(51,746)	(36,342)

616,121	759,397	692,080	551,437	463,867	808,799	385,120	342,009	66,242
238,436	292,367	269,911	215,061	177,610	316,687	158,669	140,908	54,696

377,685	467,030	422,169	336,376	286,257	492,112	226,451	201,101	11,546

(654)	4,886	3,405	2,935	2,442	1,432	360	656	(159)

377,031	471,916	425,574	339,311	288,699	493,544	226,811	201,757	11,387

–	–	–	(8,716)	–	–	–	–	–
–	(68,122)	–	–	–	–	–	–	–

$ 377,031	$403,794	$425,574	$330,595	$288,699	$493,544	$226,811	$201,757	$11,387

$ 1.95	$2.41	$2.15	$1.71	$1.45	$2.48	$1.14	$1.02	$0.06
–	0.02	0.02	0.01	0.01	–	–	–	–

$ 1.95	$2.43	$2.17	$1.72	$1.46	$2.48	$1.14	$1.02	$0.06
–	(0.35)	–	(0.04)	–	–	–	–	–

$ 1.95	$2.08	$2.17	$1.68	$1.46	$2.48	$1.14	$1.02	$0.06
$ 1.93	$2.38	$2.13	$1.69	$1.43	$2.46	$1.14	$1.02	$0.06
(0.01)	0.03	0.01	0.01	0.02	0.01	–	–	–

$ 1.92	$2.41	$2.14	$1.70	$1.45	$2.47	$1.14	$1.02	$0.06
–	(0.35)	–	(0.04)	–	–	–	–	–

$ 1.92	$2.06	$2.14	$1.66	$1.45	$2.47	$1.14	$1.02	$0.06
$ 0.98	$0.94	$0.86	$0.78	$0.72	$0.66	$0.60	$0.58	$0.57

20.7%	23.5%	26.7%	22.9%	20.8%	41.4%	23.3%	23.4%	1.3%
13.8%	18.1%	17.6%	15.0%	13.3%	26.6%	13.3%	12.5%	3.1%
8.4%	11.3%	10.8%	9.2%	8.3%	16.3%	7.8%	7.4%	0.5%

$ (63,446)	$20,905	$(14,731)	$94,497	$217,912	$92,629	$157,244	$94,486	$28,463
5,161,191	4,931,444	4,118,111	3,817,336	3,740,569	3,668,381	3,081,846	2,984,745	3,066,750
1,056,524	1,045,377	536,449	527,597	684,425	581,368	628,664	762,805	928,710
$1,853,885	$1,761,044	$1,648,490	$1,508,995	$1,394,384	$1,322,827	$998,964	$877,266	$788,584

17,135	16,761	16,376	15,897	15,690	16,220	15,452	15,339	15,661

Notes to the Quarterly Financial Information on page 81.

Note: Earnings per share may not crossfoot due to rounding.

(a)  Operating revenue, income from continuing operations before taxes on income, and income from continuing operations for years 2003, 2002 and 2001 have been restated to exclude amounts associated with discontinued operations. In 2003 the Company adopted the Discontinued Operations presentation, outlined in SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Discontinued operating components, revenue and operating profit of S&P ComStock and juvenile retail publishing business historically included in the Financial Services and McGraw-Hill Education segments, respectively, are restated in discontinued operations. 2003 discontinued operations include $87.5 million on the divestiture of S&P ComStock ($57.2 million after-tax gain or 30 cents per diluted share), and an $81.1 million loss on the planned disposition of the juvenile retail publishing business ($57.3 million after-tax loss or 30 cents per diluted share) which was subsequently sold on January 30, 2004. Discontinued operations in years 2002 and 2001 reflect net after-tax earnings/(loss) from the operations of S&P ComStock and juvenile retail publishing business.

(b) 2003 results include a pre-tax gain on sale of real estate of $131.3 million ($58.4 million after-tax gain, or 30 cents per diluted share).

(c)  2002 results reflect a pre-tax loss of $14.5 million and an after-tax benefit of $2.0 million, 1 cent per diluted share on the sale of MMS International. The variance between the pre-tax loss on the sale of MMS International and the aftertax benefit is the result of previous book write-downs and the inability of the Company to take a tax benefit for the write-downs until the unit was sold.

(d)  Includes a $6.9 million pre-tax gain, 2 cents per diluted share, on the sale of a building.

(e)  Includes an $8.8 million pre-tax gain ($26.3 million after-tax gain, 13 cents per diluted share) on the disposition of DRI; the variance between the pre-tax gain recognized on the sale of DRI of $8.8 million and the after-tax benefit of $26.3 million is the result of previous book write-downs and the inability of the Company to take a tax benefit for the write-downs until the unit was sold. It also includes a $22.8 million pre-tax loss ($21.9 million after-tax charge, 11 cents per diluted share) on the closing of Blue List, the contribution of Rational Investors and the write-down of selected assets.

(f)  Includes a $159 million pre-tax charge ($112.0 million after tax, 57 cents per diluted share) for the restructuring and asset write-downs.

Notes to the 11-Year Financial Review on page 82.

(a)  All income statement categories presented except for discontinued operations, have been restated to exclude amounts associated with discontinued operations. In 2003 the Company adopted the Discontinued Operations presentation, outlined in SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Discontinued operating components, revenue and operating profit of S&P ComStock and juvenile retail publishing business historically included in the Financial Services and McGraw-Hill Education segments, respectively, are restated in discontinued operations. 2003 discontinued operations include $87.5 million on the divestiture of S&P ComStock ($57.2 million after-tax gain or 30 cents per diluted earnings per share), and an $81.1 million loss on the planned disposition of juvenile retail publishing business ($57.3 million after-tax loss or 30 cents per diluted earnings per share) which was subsequently sold on January 30, 2004. Discontinued operations in years 2002–2000 reflect net after-tax earnings/(loss) from the operations of S&P ComStock and juvenile retail publishing business and 1999–1993 reflect net after-tax earnings/(loss) from the operations of S&P ComStock.

(b)  2003 income from continuing operations includes a pretax gain on sale of real estate of $131.3 million ($58.4 million after-tax gain, or 30 cents per diluted earnings per share).

(c)  2002 income from continuing operations before taxes reflects a $14.5 million pre-tax loss ($2.0 million after-tax benefit, or 1 cent per diluted share) on the disposition of MMS International.

(d)  2001 income from continuing operations before taxes reflects the following items: a $159.0 million pre-tax charge for restructuring and asset write-down; an $8.8 million pre-tax gain on the disposition of DRI; a $22.8 million pre-tax loss on the closing of Blue List, the contribution of Rational Investors and the write-down of selected assets; and a $6.9 million pre-tax gain on the sale of a building.

(e)  2000 income from continuing operations before taxes reflects a $16.6 million gain on the sale of Tower Group.

(f)  1999 income from continuing operations before taxes on income reflects a $39.7 million gain on the sale of the Petrochemical publications.

(g)  1998 income from continuing operations before taxes on income reflects a $26.7 million gain on sale of a building and a $16.0 million charge at Continuing Education Center for write-down of assets due to a continuing decline in enrollments.

(h)  1997 income from continuing operations before taxes on income reflects a $33.2 million provision for the consolidation of office space in New York City and a $20.4 million gain on the sale of Datapro Information Services.

(i)  1996 operating profit excludes a net gain on the exchange of Shepard’s/McGraw-Hill for the Times Mirror Higher Education group comprising a $418.7 million gain on the exchange and a $25 million one-time charge for integration costs.

(j)  1995 income from continuing operations before taxes on income reflects a $26.8 million provision for best practices initiatives and a $23.8 million gain on sale of the topical publishing division of Shepard’s/McGraw-Hill.

(k)  Reflects The McGraw-Hill Companies’ share of profit of Macmillan/McGraw-Hill School Publishing Company through September 30, 1993.

Macmillan/McGraw-Hill results are consolidated effective October 1, 1993 in the McGraw-Hill Education segment.

(l)  1993 amount reflects unusual charges in connection with the acquisition of the additional 50% interest in Macmillan/McGraw-Hill.

(m)  The cumulative adjustment in 2000 reflects the adoption of SAB 101, Revenue Recognition in Financial Statements. The cumulative adjustment in 1992 reflects the adoption of the provisions of SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions,” and SFAS No.112, “Employers’ Accounting for Postemployment Benefits.” The extraordinary item in 1998 relates to costs for the early extinguishment of $155 million of the Company’s 9.43% Notes during the third quarter.

S H A R E H O L D E R   I N F O R M A T I O N

Annual Meeting

The 2004 annual meeting will be held at 11 a.m. on Wednesday, April 28 at the Corporation’s world headquarters: 1221 Avenue of the Americas Auditorium, 2nd floor New York, NY 10020-1095.

     The annual meeting will also be Webcast at www.mcgraw-hill.com.

Stock Exchange Listing

Shares of the Corporation’s common stock are traded primarily on the New York Stock Exchange. MHP is the ticker symbol for the Corporation’s common stock.

Investor Relations Web Site

Go to www.mcgraw-hill.com/investor_relations to find:

•	Dividend and stock split history

•	Stock quotes and charts

•	Investor Fact Book

•	Financial reports, including the annual report, proxy statement and SEC filings

•	Corporate governance information

•	Financial news releases

•	Management presentations

•	Investor e-mail alerts

Investor Kit

Available online or in print, the kit includes the current annual report, proxy statement, 10-Q, 10-K, current earnings release and dividend reinvestment and direct stock purchase program.

     Online, go to www.mcgraw-hill.com/investor_relations and click on the Digital Investor Kit.

     Requests for printed copies can be e-mailed to investor_relations@mcgrawhill. com or mailed to Investor Relations, The McGraw-Hill Companies, 1221 Avenue of the Americas, New York, NY 10020-1095.

     You may also call Investor Relations toll-free at 866.436.8502. International callers may dial 212.512.2192.

Shareholder Services

InvestorService DirectSM allows registered shareholders to view and manage their account online. Go to www.melloninvestor.com/isd

     For shareholder assistance, call Mellon Investor Services, the Corporation’s transfer agent, toll-free at 888.201.5538, or write to Mellon Investor Services, PO Box 3316, South Hackensack, NJ 07606-1937.

News Media Inquiries

Go to www.mcgraw-hill.com/media to view the latest Company news and information or to submit an e-mail inquiry.

     You may also call 212.512.2826 or write to Corporate Affairs, The McGraw-Hill Companies,1221 Avenue of the Americas, New York, NY 10020-1095.

Direct Stock Purchase and Dividend Reinvestment Plan

This program offers a convenient, low-cost way to invest in the Corporation’s common stock. Participants can purchase and sell shares directly through the program, make optional cash investments weekly, reinvest dividends and send certificates to the transfer agent for safekeeping.

     To order the prospectus and enrollment forms, call the automated request line at 800.842.7629 or write to Mellon Investor Services, PO Box 3316, South Hackensack, NJ 07606-1937.

     For specific questions about the program, call Mellon Investor Services at 888.201.5538.

D I R E C T O R S   A N D   P R I N C I P A L   E X E C U T I V E S

Board of Directors

Harold McGraw III(E)
Chairman, President and
Chief Executive Officer
The McGraw-Hill Companies

Pedro Aspe(A,E,F)
Chairman and Chief Executive Officer
Protego

Sir Winfried F. W. Bischoff(A,F)
Chairman
Citigroup Europe

Douglas N. Daft(A,C)
Chairman and Chief Executive Officer
The Coca-Cola Company

Vartan Gregorian(C,E,N)
President
Carnegie Corporation of New York

Linda Koch Lorimer(C,N)
Vice President and Secretary
Yale University

Robert P. McGraw(F)
Chairman and Chief Executive Officer
Averdale International, LLC

James H. Ross(E,F,N)
Deputy Chairman
National Grid Transco

Edward B. Rust, Jr.(A,C)
Chairman and Chief Executive Officer
State Farm Insurance Companies

Kurt L. Schmoke(F,N)
Dean
Howard University School of Law

Sidney Taurel(C,E,N)
Chairman, President and
Chief Executive Officer
Eli Lilly and Company

Harold W. McGraw, Jr.
Chairman Emeritus
The McGraw-Hill Companies

(A) Audit Committee
(C)Compensation Committee
(E) Executive Committee
(F) Financial Policy Committee
(N)Nominating and Corporate Governance Committee

Principal Corporate Executives

Harold McGraw III
Chairman, President and
Chief Executive Officer

Robert J. Bahash
Executive Vice President and
Chief Financial Officer

David L. Murphy
Executive Vice President,
Human Resources

Deven Sharma
Executive Vice President,
Global Strategy

Kenneth M. Vittor
Executive Vice President and
General Counsel

Mostafa Mehrabani
Executive Vice President and
Chief Information Officer

Glenn S. Goldberg
Senior Vice President, Corporate Affairs
Assistant to the Chairman and
Chief Executive Officer

Principal Operations Executives

Henry Hirschberg
President
McGraw-Hill Education

Scott C. Marden
President
McGraw-Hill Information and Media Services

Leo C. O’Neill
President
McGraw-Hill Financial Services

Design by Addison   www.addison.com
Photography by Brad Trent page 4, David Katzenstein pages 9, 10, 13, 15, 17, 18, and wire drawing Hammel, Green and Abrahamson page 16.