Form 10-K, Exhibit 13
period 2004-12-31
MCGRAW-HILL COMPANIES INC
filed 2005-02-25
CIK 64040

open

A mind.
A market.
A world.
A future.

Open to new ideas and opportunities.
Opening new perspectives and possibilities.

Millions of individuals and institutions around the world depend on The McGraw-Hill Companies to help unlock their talent, further their progress and fuel their growth.

Year-end Share Price
(dollars)

Revenue
(dollars in millions)

Shareholder Return
Five-Year Cumulative Total Return
[12/31/99-12/31/04]

Dividends Per Share
(dollars)

Financial Highlights

Years ended December 31 (in millions, except per-share data)	2004		2003		% Change

Revenue	$5,250.5		$4,890.3		7.4
Net income	755.8		687.7		9.9

Diluted earnings per share	3.92	(a)	3.58	(b)	9.5

Dividends per share of common stock – $0.30 per quarter in 2004 and $0.27 per quarter in 2003	1.20		1.08		11.1

Total assets	$5,863.0		$5,364.8		9.3
Capital expenditures(c)	387.4		361.1		7.3
Total debt	5.1		26.3		– 80.6
Shareholders’ equity	2,984.5		2,557.1		16.7

(a)	Includes a $20 million or $0.10 per share tax adjustment.
(b)	Includes an after-tax gain of $0.30 per share from the sale of real estate.
(c)	Includes investments in prepublication costs purchases of property and equipment and additions to technology products.

To Our Shareholders:

Harold McGraw III Chairman, President and CEO

open doors

Opening new opportunities to learn and advance. Opening new prospects for progress and growth. Opening new potential for customers and markets.

Our 17,000 employees embrace this role every day across all of our businesses and around the world. It energizes everything we do. It drives our ability to identify and capture new and exciting ways to grow. And it makes us leaders in our markets, delivering value to our customers and our shareholders.

We have positioned our businesses for growth by aligning with three powerful global trends that are the foundation for economic opportunity worldwide – the need for capital, the need for knowledge and the need for information transparency.

• McGraw-Hill Financial Services facilitates the flow of capital – which is essential for global economic development and innovation in financial markets – through Standard & Poor’s ratings, indices and analysis.

• McGraw-Hill Education, a leader at all levels of the education market, enhances the ability of students and professionals to acquire the knowledge and skills they need to succeed and advance.

• In McGraw-Hill Information and Media Services, BusinessWeek, our broadcast stations and our energy, construction, healthcare and aviation information businesses provide critical news and insight that enable businesses and individuals to make effective decisions.

     As a result, we continue to open new opportunities to generate profitable growth for The McGraw-Hill Companies and create value for our shareholders.

During 2004:

• Revenue increased 7.4% to a record $5.3 billion;
• Net income increased 9.9% to $755.8 million;
• Operating margins rose 3 percentage points to 25%.

In January 2005, we announced a 10% increase in the regular quarterly cash dividend on our common stock. The annualized rate of $1.32 per share represents an average compound annual growth rate of 10.3% since 1974. We’ve increased our dividend each year for 32 consecutive years and are one of fewer than 34 companies in the S&P 500 to have achieved this record. Through expanded share repurchases and dividend payments, we have returned nearly $3.2 billion to shareholders since 1996.

Our consistent growth record has allowed us to deliver an annualized total return to shareholders of 10.0% over the last five years, exceeding the -2.3% annualized return of the S&P 500 and the 1.5% gain of our proxy peer group.

1. At the unveiling of the Corporation’s new headquarters building in London are (from left) Board member James Ross, Lady Rosemary Bischoff, Nancy McGraw and Harold McGraw III. 2. Harold McGraw III meets with Prime Minister Dr. Manmohan Singh of India during his visit to New York. The Corporation expanded its presence in India in 2004 with the acquisition of Capital IQ.	3. Harold McGraw III is joined by colleagues at the ribbon-cutting ceremony for The McGraw-Hill Companies’ new headquarters in Mexico City. 4. Chinese Minister of Commerce Bo Xilai welcomes Harold McGraw III to Beijing, where the Corporation opened a new representative office in 2004.	1

Our performance comes from the execution of a sound growth strategy that delivers results through a variety of economic and market conditions. It begins with our focus on organic growth. Each of our businesses is seizing opportunities that extend our leading brands and capabilities deeper into existing markets and leverage our portfolio into new markets and new opportunities.

Growth outside the U.S. is a priority, and we remain keenly focused on responding to the needs of customers and markets globally. In 2004, we opened a representative office in China supporting our major businesses, established new headquarters offices in London and Mexico City and significantly increased our investment and activities in India and other developing markets.

We also continue to effectively use technology to grow our capabilities – and develop new ones – by customizing and integrating our content for customers and by extending our reach. And we continue to make targeted acquisitions, such as Capital IQ and The Grow Network in 2004, that leverage core strengths and add capabilities for new and existing customers.

Opening New Avenues of Growth

The effectiveness of our strategy is evident in the performance and prospects of each of our businesses.

In Financial Services, we had a record performance in 2004 and are positioned for continued strong growth in revenue and earnings. The global need for capital to support public- and private-sector development is substantial and is fueling demand for Standard & Poor’s research, analysis and index products.

Global debt issuance has soared in the last five years, reaching $4 trillion in 2004 – an amount equal to the total debt issued from 1990 to 1994. Fueled by growth in Europe and other international markets, which will account for nearly half of our total ratings revenue by 2009, we expect debt issuance to reach $30 trillion over the next five years. Growth is especially strong in the structured finance market, which is now nearly as large as the corporate bond market and benefits from the in-depth analysis Standard & Poor’s provides.

In equity research, Standard & Poor’s won a leading share from the brokerage firms required to offer supplemental independent research under a five-year, $432 million agreement with U.S. regulators. Beyond the settlement, we’re extending the reach of our equity research through new relationships, such as the groundbreaking agreement with Nordea, the leading Nordic bank, to replace its in-house research on local-market stocks with our coverage.

Index-based products continue to be a source of rapid growth for Standard & Poor’s, with approximately $114 billion in assets under management in Exchange-Traded Funds that are based on the S&P 500 and other S&P indices. In 2004, we introduced indices that open opportunities for investors in two important emerging economies – Russia and China – and we continued to develop customized indices for institutional investors.

The acquisition of Capital IQ and its robust technology platform enhances the ability of Standard & Poor’s customers to use and analyze our information, helping us expand the depth and scope of our customer relationships and develop new offerings.

At McGraw-Hill Education, meeting the need to prepare students and adults for global competition means opening minds through more effective learning materials and assessment.

To help meet this challenge, we acquired The Grow Network. With its breakthrough capability to measure student performance and prescribe effective, customized solutions, its strengths complement those of CTB/McGraw-Hill, a leader in educational assessment. We’re well positioned – particularly as annual testing becomes mandatory in grades three through eight beginning in the 2005-06 school year.

Another factor driving growth in education over the rest of the decade is the expected increase – from about $530 million in 2004 to $900 million in 2005 — in state adoptions for elementary and high school learning materials. In addition, $1 billion is expected to be granted to states for the federal Reading First program, part of a multiyear plan.

We’ve also taken a leadership role in responding to the mandate of the 2002 No Child Left Behind legislation by creating the McGraw-Hill Learning Group to offer educational materials and services to improve performance, especially in urban markets, where we’ve created partnerships with school districts and others to respond to critical needs.

Our higher education and professional publishing businesses continue to grow as the need for skilled and educated workers becomes a global necessity. These businesses now represent nearly half of our education revenue, and we continue to improve market share and drive technological innovation on our own and through important partnerships. During 2004, we began developing a broad range of online courses through a far-reaching learning network created by Cisco Systems.

Positive market dynamics are also opening the way for our Information and Media Services businesses to extend their reach, gain share and grow revenues.

In a rebounding U.S. economy and an increasingly complex and competitive environment, the demand for information that enables effective decision-making will continue to rise.

BusinessWeek, the most widely read business magazine in the world, has met this need for 75 years. Among its recent extensions, the brand launched a new SmallBiz magazine, introduced an Arabic-language edition for distribution in 22 countries, enhanced its popular online site and expanded its weekly television program to Europe and Asia.

Our market-leading B-to-B businesses serving the energy, construction, healthcare and aviation industries continued to innovate and open up new ways of serving and reaching their customers. In particular, Platts launched new risk management tools for energy customers and expanded to China and Russia. And we further enhanced The McGraw-Hill Construction Network, a breakthrough in that industry that connects people, projects and products in a customer — centric online platform.

Open Opportunities

The years ahead offer exciting opportunities for The McGraw-Hill Companies. Our strategy is aligned with growing global demands; our sights are set on meeting customers’ needs and exceeding their expectations; and we remain focused on continuing to deliver consistent earnings growth and strong returns to our shareholders.

The commitment to superior performance is shared throughout The McGraw-Hill Companies. I am fortunate to lead an enormously respected and thoughtful Board whose guidance and support is invaluable. I thank each of them for their contribution and dedication. And I thank the women and men of The McGraw-Hill Companies, who distinguish themselves by their drive to make a difference for the individuals, markets and communities we serve. In particular, I’d like to acknowledge Stephen B. Shepard, who is retiring from BusinessWeek after 32 years, the last 20 as Editor-in-Chief. Steve exemplifies the independence, integrity and excellence that are the hallmarks of The McGraw-Hill Companies.

We approach the future with optimism. It is an optimism rooted in the determination, evident since our founding, to make a positive impact. It is an optimism that breeds success, because we understand that the opportunities of the future are for us to open.

Thank you for your continuing support.

Sincerely,

Harold McGraw III
February 25, 2005

open

Pupils and professionals; entrepreneurs and executives; bankers and business owners: In the knowledge economy, The McGraw-Hill Companies opens the way for millions of people worldwide to learn, create, develop and achieve. We help make growth possible.

Bolstering Performance	What do schoolkids and stock traders have in common? They’re benefiting from the innovative products and services that we’re developing to enhance understanding and bolster performance.	The acquisition of The Grow Network in 2004 allows us not only to identify where an individual student needs help but also to prescribe a customized curriculum to close the achievement gap.
	In education, our Everyday Mathematics and Impact Mathematics programs, introduced in New York City and other urban markets, are making a difference in the lives of schoolchildren. Additionally, we’re making measurement an essential part of teaching and learning through our industry-leading CTB/ McGraw-Hill business and our ALEKS® online math tutor and Yearly ProgressProTM assessment products.	In financial services, we acquired Capital IQ, which delivers capital markets information via a robust Web-based platform. The extension of that platform is an important part of Standard & Poor’s strategy to make its fixed income, equities, indices and mutual funds information more integral to its customers’ work - readily available and easy to use. It’s a strategy already at work in our structured finance ratings business, where we provide clients with critical online tools such as RMBS Analyzer.

Hh Ii Jj Kk Ll Mm
If 10¢ is one:
What is 5¢? 1/2
What is 20¢? 2
4 dimes ≤ 50¢
3 quarters = 75
$1.00 ≤ 11
Everyday Mathematics

open

Not just wired, connected. Progress depends on access to value-added information that enables effective decision-making and improved results. We deliver the insight, analysis and expertise that provide a competitive edge. And we do so in the manner and medium of our customers’ choosing.

Extending Our Reach	The McGraw-Hill Companies is finding new ways to provide professionals and students with access to its content — anywhere.	to access more than 150,000 articles, as well as company profiles, personnel listings and suppliers.
BusinessWeek has a circulation of 1.2 million and a readership of over 5.6 million in 120 countries; its online site attracts 22 million monthly viewers; and its television program draws a weekly audience of 1 million. A new Arabic-language edition joins local-language editions in China, Poland and Indonesia.

	The McGraw-Hill Construction Network fully integrates information and intelligence, helping customers obtain more business opportunities and be more profitable. Similarly, the new Aviation Week Intelligence Network (AWIN) enables subscribers	For McGraw-Hill Higher Education, access means innovation in global markets. New in 2004: our online courses with the potential to reach millions of students through Cisco Systems’ Global Learning Network; and McGraw-Hill/Irwin’s PowerWeb To Go, course-specific articles and Web sites designed for PDAs. Harrison’s Principles of Internal Medicine — which already sells more copies of its English-language edition overseas than in the U.S.-will be published in Spanish, Portuguese and Italian this year.

open

Integrity, transparency, visibility: They fuel the flow of commerce, capital and progress. And they’re fueling our ability to drive markets, businesses and people forward, enabling them to develop, innovate and operate more effectively. We’re leveraging our global leadership positions to open new opportunities.

Creating Opportunity	We’re opening markets all around the world by meeting the need for knowledge, capital and information transparency.	Beijing, connecting industry leaders in new ways. And McGraw-Hill Education is partnering with a leading local online education provider to offer online degrees to college students.
Case in point: China. Standard & Poor’s, which currently rates the cross-border issues of the sovereign, major banks and state-owned enterprises, added to the world’s largest global ratings network by opening a Beijing office in 2004. Standard & Poor’s also launched new equity indices on Chinese company A shares.

	Platts also opened a new office in China (as well as one in Russia) and launched two online Chinese-language publications. McGraw-Hill Construction sponsored a construction summit in	Our future in China is exciting. But there are opportunities emerging for The McGraw-Hill Companies every day in markets where we’re already well established. In Europe, for example, we’re playing a leading role in the development of the euro-denominated bond market. That burgeoning market is fueling strong ratings revenue growth for Standard & Poor’s and should be a key driver of our future success.

At a Glance

open opportunity

For more than a century, The McGraw-Hill Companies has been opening opportunity in the markets it serves by providing essential information and insight. The Corporation is aligned around three powerful and enduring forces driving economic growth worldwide: the need for capital, the need for knowledge and the need for information transparency. The McGraw-Hill Companies has built strong businesses with leading market positions in financial services, education and business information to meet these needs.

www.mcgraw-hill.com

McGraw-Hill Financial Services

Standard & Poor’s is the world’s foremost provider of independent credit ratings, indices, risk evaluation, investment research and valuations. An essential part of the global financial infrastructure, Standard & Poor’s provides investors with the independent benchmarks they need to feel more confident about their investment and financial decisions.

Standard & Poor’s investment data platforms provide breadth, depth and vital information required by institutions and individuals alike. Combining company and securities data with its new Capital IQ platform, Standard & Poor’s empowers clients with workflow solutions and idea-generation tools.

Standard & Poor’s is the leader in global credit analysis, ratings and independent equity research. With the world’s largest network of credit ratings professionals, it provides ratings services for a wide array of obligations, including corporate and municipal bonds, asset- and mortgage-backed securities, sovereign governments and bank loans. Standard & Poor’s is also a leading provider of independent equity and funds research, delivering the largest U.S. stock coverage among equity research firms.

Our expanding area of services and tools includes risk management, portfolio advisory, valuation, modeling, customized indices, school evaluation services and investor education. Standard & Poor’s develops and manages benchmark indices known throughout the world, including the S&P 500 Index, the S&P Global 1200 Index and many others. Standard & Poor’s is a leader in the U.S. in providing valuation and value analysis for financial reporting, tax, business combinations, corporate restructuring, capital allocation and capital structure purposes.

www.standardandpoors.com

McGraw-Hill Education

McGraw-Hill Education is a global leader in education and professional information. The Corporation has built its education division into a powerhouse covering virtually every aspect of the market from pre-K to professional learning.

The School Education Group is a leader in the U.S. pre-K-to-12th-grade market. Providing educational and professional development materials in any format, the group’s imprints include SRA/McGraw-Hill, Wright Group/ McGraw-Hill, Macmillan/McGraw-Hill and Glencoe/McGraw-Hill.

We are also one of the nation’s leading providers of assessment and reporting services through CTB/McGraw-Hill, The Grow Network/McGraw-Hill and McGraw-Hill Digital Learning, where we’re more strongly coordinating our efforts.

The Higher Education, Professional, and International Group is a leading technological innovator in the field, offering e-books, online tutoring, customized course Web sites and subscription services, as well as traditional materials, to the higher education market. Professional operations focus on professional, reference and trade publishing for medical, business, engineering and other professions. International operations cover markets worldwide with locally developed materials and English-language materials. McGraw-Hill Education is a leading American publisher of Spanish-language educational materials for the Latin American and European markets.

www.mheducation.com

McGraw-Hill Information
and Media Services

These market-leading brands provide information, business intelligence and solutions that business, government and professionals worldwide use to remain competitive in their fields and in the global economy.

The Business-to-Business Group includes:

· BusinessWeek, the world’s bestselling business magazine, with a circulation of nearly 1.2 million and 5.6 million readers worldwide each week. The franchise also includes BusinessWeek Online and BusinessWeek TV.
www.businessweek.com
· Platts, one of the world’s largest and most authoritative sources of energy-industry information and services. www.platts.com
· McGraw-Hill Construction, which connects people, projects and products across the design and construction industry. www.construction.com
· Aviation Week, a leading multimedia information provider to the aviation and aerospace industry. www.AviationNow.com
· Healthcare Information, a provider of clinical and business intelligence and marketing services to the healthcare industry.
www.mcgraw-hill.com/healthcare

The Broadcasting Group consists of ABC-affiliated television stations in Bakersfield, Calif. (KERO); Denver, Colo. (KMGH); Indianapolis, Ind. (WRTV); and San Diego, Calif. (KGTV).
www.mcgraw-hill.com/broadcast

1. Pictured with Chairman Harold McGraw III and Chairman Emeritus Harold W. McGraw, Jr. (seated) are the 2004 Harold W. McGraw, Jr. Prize in Education winners (left to right): Cecilia Cunningham, Director, The Middle College National Consortium; Robert Moses, Founder and President, The Algebra Project; Geoffrey Canada, President and CEO, Harlem Children’s Zone, Inc.; and Janet Lieberman, Co-Founder, The Middle College High School.

2, 3. During The McGraw-Hill Companies’ first-ever Global Volunteer Day, employee teams reached out in their communities through activities such as wetlands restoration in Melbourne (2) and reading to children at an orphanage in Malaysia, using books donated by the Corporation (3).

opening possibilities

Our mission as corporate citizens extends into the communities we serve. Put simply, we are committed to helping people create opportunities for themselves and for others.

In 2004, our first-ever employee Global Volunteer Day added new reach and new meaning to that commitment. More than 1,600 employees, located around the world, formed 60 local teams to tackle community issues. They came together for activities that included refurbishing a school playground in London, hosting an event in Singapore to bring young people and senior citizens together, restoring a wetlands area in Australia and teaching New York City kids important life skills.

We’re also continuing to employ our expertise in our three key markets — financial services, education and business information — to promote financial literacy. By teaching people to save and invest wisely, and by helping teachers instruct students in financial literacy, the programs we support help people create opportunities for themselves, their families and their futures. In 2004, this included partnering with the Jump$tart Coalition for Personal Financial Literacy on a series of training workshops across the U.S. to help teachers enhance their own financial literacy, making them more effective teachers.

We continue to open doors through donations of educational materials and other products. In 2004, we ranked eighth among all S&P 500 companies in a ranking of in-kind corporate donors by BusinessWeek.

And when the tsunami hit Asia and Africa at the end of 2004, our employees supported the relief and rebuilding efforts. Many of our employees around the world generously donated their time and their money. As our employees reached out, we used our Matching Gift Program to double their contributions.

For the past 17 years, the Corporation has awarded the Harold W. McGraw, Jr. Prize in Education to individuals who have committed themselves to improving education in the U.S. The Prize was established to honor the lifelong commitment to education of our Chairman Emeritus and to mark the Corporation’s 100th anniversary.

Our corporate citizenship also extends to public policy issues critical to the Corporation, including helping officials in the U.S. and Europe understand how our credit ratings and price indices promote transparency in business and governmental activities. Additionally, as Chairman of Business Roundtable’s International Trade and Investment Task Force and the Emergency Committee for American Trade, Harold McGraw III is helping rally support for key trade legislation before the U.S. Congress that will improve international market access, increase intellectual property protection and promote global growth.

     Financial Contents

22	Financial Charts
23	Management’s Discussion and Analysis
45	Consolidated Statement of Income
46	Consolidated Balance Sheet
48	Consolidated Statement of Cash Flows
49	Consolidated Statement of Shareholders’ Equity
50	Notes to Consolidated Financial Statements
63	Report of Management
64	Reports of Independent
Registered Public Accounting Firm
66	Eleven-Year Financial Review
68	Supplemental Financial Information
69	Shareholder Information
70	Directors and Principal Executives

     Financial Charts

Operating Profit by Segment
[dollars in millions]

$118 $561 $333 $110 $668 $322 $119 $839 $340
2002 operating profit includes the loss on the sale of MMS International.

Capital Expenditures by Segment
[dollars in millions]

$17 $28 $329 $15 $69 $273 $19 $46 $321
Includes investments in prepublication costs, purchases of property and equipment and additions to technology projects.

Revenue by Segment
[dollars in millions]

$809 $1,556 $2,343 $773 $1,769 $2,348 $800 $2,055 $2,396
Revenue has been reclassified in all years in accordance with EITF 00-10 “Accounting for Shipping and Handling Fees and Costs.”

■ Information and Media Services

■ Financial Services

☐ McGraw-Hill Education

Management’s Discussion and Analysis

This discussion and analysis of financial condition and results of operations should be read in conjunction with the Company’s consolidated financial statements and notes thereto included elsewhere in this annual report on Form 10-K.

   Certain of the statements below are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In addition, any projections of future results of operations and cash flows are subject to substantial uncertainty. See “Safe Harbor” Statements Under the Private Securities Litigation Reform Act of 1995 on page 44.

Overview
The Consolidated and Segment Review that follows is incorporated herein by reference.

The McGraw-Hill Companies is a leading global information services provider serving the financial services, education and business information markets with information products and services. Other markets include energy, construction, aerospace and defense, and medical and healthcare. Our operations consist of three business segments: McGraw-Hill Education, Financial Services and Information and Media Services.

   The McGraw-Hill Education segment is one of the premier global educational publishers. This segment comprises two operating groups: the School Education Group (SEG), serving the elementary and high school (el-hi) markets and the Higher Education, Professional and International (HPI) Group serving the college, professional, international and adult education markets. The School Education Group and the industry it serves is influenced strongly by the size and timing of state adoption opportunities and the availability of funds. The 2004 new adoption market decreased nearly 30% from the prior year. During the same period, open territories sales increased by 8.4%. In the past few years, declining state and local tax bases have created an unfavorable environment. However, in 2004 a number of states reported improved fiscal projections and announced increases in educational funding. The availability of state and federal funding for elementary and high school education has also improved due to legislative mandates such as No Child Left Behind (NCLB) and Reading First.
   The HPI Group is impacted by enrollments, higher education funding and the number of courses available to students. In 2004, enrollments have remained relatively steady, but funding issues continue to impact the number of courses on state campuses. The current U.S. college enrollment is projected to rise at 1–2% per year through 2008. State funding for higher education improved 3.8% in the 2004–2005 fiscal year, marking a reversal from the prior year, in which overall appropriations decreased.
   The Financial Services segment operates under the Standard & Poor’s brand as one reporting unit and provides credit ratings, evaluation services and analyses globally on corporations, financial institutions, securitized and project financings, and local, state and sovereign governments. The Financial Services segment provides a wide range of analytical and data services for investment managers and investment advisors globally. The segment and the markets it serves are impacted by interest rates, the state of the economy, credit quality and investor confidence. The Financial Services segment also continues to be favorably impacted by the current trend of the disintermediation of banks and the increased use of securitization as a source of funding. In 2004, the Financial Services segment was favorably impacted by the continued low and stable interest rate environment. The rate on the U.S. 10-year treasury note began the year at 4.25%, peaked to 4.87% in June and ended the year at 4.22%.

   The Information and Media Services segment includes business and professional media, offering information, insight and analysis and consists of two operating groups, the Business-to-Business Group (including such brands as BusinessWeek, McGraw-Hill Construction, Platts, Aviation Week, and Healthcare Information) and the Broadcasting Group, which operates four television stations, all ABC affiliates. Advertising growth for the Company’s business publications is dependent on the continued economic recovery, particularly in the global technology sector.
   Management analyzes the performance of the segments by using operating profit as a key measure, which is defined as income from continuing operations before taxes on income, interest expense and corporate expense.
   The following is a summary of significant financial items during 2004, which are discussed in more detail throughout this Management’s Discussion and Analysis:
•	Revenue and income from continuing operations increased 7.4% and 10.0%, respectively, in 2004. Results from operations improved primarily on the strength of the Financial Services segment, which has benefited from the continued low interest rate environment. The dollar weakened considerably against several currencies, which also contributed to year-over-year growth in revenue by $46.8 million, or 1%, and had a slightly negative impact on income from continuing operations. Income from continuing operations in 2003 included a $58.4 million gain ($131.3 million pre-tax) on the sale of the Company’s 45% equity interest in Rock-McGraw, Inc. (see Note 13).
•	Expenses increased only 4.5% and grew more slowly than revenue. Operating margins grew 3 percentage points to 25%.
•	Diluted earnings per share from continuing operations increased $0.34 to $3.92. Diluted earnings per share from continuing operations includes a non-cash benefit of $20.0 million, or 10 cents per share, from the removal of accrued tax liabilities following the completion of various federal, state, local and foreign tax audits. In 2003, diluted earnings per share from continuing operations includes an after-tax gain of 30 cents from the sale of Rock-McGraw, Inc. (see Note 13).
•	Cash flow from operations was $1.1 billion for 2004. Cash levels remained strong at $680.6 million, decreasing slightly from the prior year. During fiscal 2004 the Company repurchased 5 million shares of common stock for $409.4 million under its share repurchase program, paid dividends of $228.2 million and made capital expenditures of $387.4 million. Capital expenditures include prepublication costs, property and equipment and additions to technology projects.

Management’s Discussion and Analysis
Overview (continued)

Outlook
In 2005, the Company expects its key drivers of growth to be:
•	A strong elementary-high school adoption market, as the new state adoption market is projected to increase approximately 68% to $900 million.
•	Continued growth in higher education both domestically and abroad, as the McGraw-Hill Education segment should, at current growth rates, outpace the market in higher education.
•	Achievement of double-digit top- and bottom-line growth for the Financial Services segment, despite a projected 20% decline in the issuance of residential mortgage-backed securities in the U.S. market.
•	New global growth opportunities, primarily in Financial Services, with major emphasis on Europe and Asia, as favorable trends of securitization, disintermediation and privatization continue.
•	On December 16, 2004, the FASB issued Statement No. 123 (revised 2004), “Share-Based Payment” (Statement 123(R)). Statement 123(R) requires all companies to measure compensation cost for all share-based payments (including employee stock options) at fair value and recognize the cost in the financial statements beginning with the first interim or annual reporting period that begins after June 15, 2005. The Company is required to adopt Statement 123(R) beginning July 1, 2005. This statement applies to all awards granted after the date of adoption and to awards modified, repurchased, or cancelled after that date. The cumulative effect of initially applying Statement 123(R), if any, is recognized as of the date of adoption. The Company is currently evaluating the impact of the statement (see Note 1).
•	On December 21, 2004, the FASB issued FASB Staff Position (FSP) No. 109-2, “Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004” (FSP 109-2). FSP 109-2 provides guidance under FASB Statement No. 109, “Accounting for Income Taxes,” with respect to recording the potential impact of the repatriation provisions of the American Jobs Creation Act of 2004 (the Jobs Act) on enterprises’ income tax expense and deferred tax liability. FSP 109-2 states that an enterprise is allowed time beyond the financial reporting period of enactment to evaluate the effect of the Jobs Act on its plan for reinvestment or repatriation of foreign earnings for purposes of applying FASB Statement No. 109. The Company has not yet completed evaluating the impact of the repatriation provisions (see Note 1).

   In addition, the Company plans to continue to focus its efforts on the following strategies:
•	Leveraging existing capabilities into new services.
•	Continuing to make selective acquisitions that complement the Company’s existing business capabilities.
•	Expanding and refining the use of technology in all segments to improve performance, market penetration and productivity.
   There can be no assurance that the Company will achieve success in implementing any one or more of these strategies.

The following factors could unfavorably impact operating results in 2005:
•	A lack of educational funding as a result of budget concerns, specifically in Texas, which represents an important part of the 2005 new state adoption market. In 2005, Texas is scheduled to adopt health, art, music, world languages and physical education.
•	A sudden and significant spike in interest rates.
•	A sudden deterioration of credit quality, due to corporate scandals or other economic events.

Controls and Procedures

Disclosure Controls
The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company’s reports filed with the Securities and Exchange Commission (SEC) is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms, and that such information is accumulated and communicated to the Company’s management, including its Chief Executive Officer (CEO) and Chief Financial Officer (CFO), as appropriate, to allow timely decisions regarding required disclosure.

   As of December 31, 2004, an evaluation was performed under the supervision and with the participation of the Company’s management, including the CEO and CFO, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) under the U.S. Securities Exchange Act of 1934). Based on that evaluation, the Company’s management, including the CEO and CFO, concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2004.

Management’s Annual Report on Internal Control Over Financial Reporting
Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (Section 404) and as defined in Rules 13a-15(f) under the U.S. Securities Exchange Act of 1934, management is required to provide the following report on the Company’s internal control over financial reporting:
1.	The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.
2.	The Company’s management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of the Company’s internal control over financial reporting. Management has selected the COSO framework for its evaluation as it is a control framework, recognized by the SEC and the Public Company Accounting Oversight Board that is free from bias, permits reasonably consistent qualitative and quantitative measurement of the Company’s internal controls, is sufficiently complete so that relevant controls are not omitted and is relevant to an evaluation of internal controls over financial reporting.

3.	As of December 31, 2004, management has assessed the effectiveness of the Company’s internal control over financial reporting, and has concluded that such control over financial reporting is effective. There are no material weaknesses in the Company’s internal control over financial reporting that have been identified by management.
4.	The Company’s independent registered public accounting firm, Ernst & Young LLP, have audited the consolidated financial statements of the Company for the year ended December 31, 2004, and have issued their reports on the financial statements and on management’s assessment as to the effectiveness of internal controls over financial reporting, under Auditing Standard No. 2 of the Public Company Accounting Oversight Board. These reports are located on pages 64 and 65 of the 2004 Annual Report to Shareholders.

Other Matters
During 2004, the Global Transformation Project (GTP), which began in 2002, was successfully launched in the domestic School Education Group, as well as for the higher education and professional publishing units. GTP, which was also launched in Canada in 2003, supports the McGraw-Hill Education segment’s global growth objectives, provides technological enhancements to strengthen the infrastructure of management information and customer-centric services and enables process and production improvements throughout the organization.

   Except as noted above, there have been no changes in the Company’s internal control over financial reporting during the most recent quarter that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Critical Accounting Policies and Estimates
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

   On an ongoing basis, the Company evaluates its estimates and assumptions, including those related to revenue recognition, allowance for doubtful accounts and sales returns, valuation of inventories, prepublication costs, valuation of long-lived assets, goodwill and other intangible assets, pension plan assumptions and income taxes. The Company bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under these circumstances, the results of which form the basis for making judgments about carrying values of assets and liabilities that cannot readily be determined from other sources. There can be no assurance that actual results will not differ from those estimates.

   Management considers an accounting estimate to be critical if it required assumptions to be made that were uncertain at the time the estimate was made and changes in the estimate or different estimates could have a material effect on the Company’s results of operations.

   The Company believes the following critical accounting policies require it to make significant judgments and estimates in the preparation of its consolidated financial statements:
   Revenue recognition. Revenue is recognized when goods are shipped to customers or services are rendered. Units whose revenue is principally from service contracts record revenue as earned. The Company considers amounts to be earned once evidence of an arrangement has been obtained, services are delivered, fees are fixed or determinable, and collectibility is reasonably assured. Revenue relating to products that provide for more than one deliverable is recognized based upon the relative fair value to the customer of each deliverable as each deliverable is provided. Revenue relating to agreements that provide for more than one service is recognized based upon the relative fair value to the customer of each service component and as each component is earned. If the fair value to the customer for each service is not objectively determinable, revenue is recorded as unearned and recognized ratably over the service period. Fair value is determined for each service component through a bifurcation analysis that relies upon the pricing of similar cash arrangements that are not part of the multi-element arrangement. Advertising revenue is recognized when the page is run or the spot is aired. Subscription income is recognized over the related subscription period.
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
   Unearned revenue was $719.9 million and $595.4 million as of December 31, 2004 and 2003, respectively. The increase was primarily attributable to the Financial Services segment’s ratings products.
   The Company continually reviews its revenue recognition policies and procedures. As such, in 2004 shipping and handling revenues were reclassified in accordance with the Emerging Issues Task Force (EITF) Issue 00-10, “Accounting for Shipping and Handling Fees and Costs.” EITF 00-10 states that all amounts billed to a customer in a sale transaction related to shipping and handling represent revenues earned for the goods provided and should be classified as revenue. In addition, costs incurred for shipping and handling should preferably be classified as costs of goods sold. In 2004, all prior periods were reclassified to comply with the classification guidelines of this issue. The Company has historically recorded the net costs of shipping and handling in product related operating expenses since the majority of such costs are a direct pass-through of costs to the customer, and since the amounts were

Management’s Discussion and Analysis
Controls and Procedures (continued)

not significant. The effect on revenues for the years ended December 31, 2004, 2003 and 2002 was an increase of $62.5 million, $62.5 million and $67.5 million, respectively.

   During 2003, the Company adopted EITF No. 00-21, “Accounting for Revenue Relationships with Multiple Deliverables.” As a result, the Company changed its method of accounting for multiple deliverables. This change did not materially impact the consolidated financial statements.
   For the years ended December 31, 2004, 2003 and 2002, no significant changes have been made to the underlying assumptions related to estimates of revenue or the methodologies applied. These assumptions are not expected to significantly change in 2005.
   Allowance for doubtful accounts and sales returns. The accounts receivable reserve methodology is based on historical analysis and a review of outstanding balances. The impact on operating profit for a one percentage point change in the allowance for doubtful accounts is $13.0 million. A significant estimate in the McGraw-Hill Education segment, and particularly within the HPI Group, is the allowance for sales returns, which is based on the historical rate of return and current market conditions. Should the estimate for the HPI Group vary by one percentage point it would have an approximate $10.0 million impact on operating profit.
   For the years ended December 31, 2004, 2003 and 2002, management made no material changes in its assumptions regarding the determination of the allowance for doubtful accounts and sales returns. These assumptions are not expected to significantly change in 2005.
   Prepublication costs. Prepublication costs, principally outside preparation costs, are amortized from the year of publication over their estimated useful lives, one to five years, using either an accelerated or straight-line method. The majority of the programs are amortized using an accelerated methodology. The Company periodically evaluates the amortization methods, rates, remaining lives and recoverability of such costs, which are sometimes dependent upon program acceptance by state adoption authorities based on expected undiscounted cash flows.
   For the year ended December 31, 2004, prepublication amortization expense was $268.0 million, representing 13.1% of consolidated operating-related expenses and 13.0% of the McGraw-Hill Education segment’s total expenses. If the annual prepublication amortization varied by one percentage point, the consolidated amortization expense would have changed by approximately $3.0 million.
   For the years ended December 31, 2004, 2003 and 2002, no significant changes have been made to the amortization rates applied to prepublication costs, the underlying assumptions related to estimates of amortization or the methodology applied. These assumptions are not expected to significantly change in 2005.
   Valuation of inventories. Inventories are stated at the lower of cost (first-in, first-out) or market. A significant estimate in the McGraw-Hill Education segment is the reserve for inventory obsolescence. The reserve is based upon management’s assessment of the marketplace of products in demand as compared to the number of units currently on hand. Should the estimate for inventory obsolescence for the Company vary by one percentage point, it would have an approximate $4.5 million impact on operating profit.

   For the years ended December 31, 2004, 2003 and 2002, management made no material changes in its assumptions regarding the determination of the valuation of inventories. These assumptions are not expected to significantly change in 2005.
   Intangibles, goodwill and other long-lived assets. The Company reviews long-lived assets, including intangible assets, and goodwill for impairment annually, or sooner whenever events or changes in circumstances indicate the carrying amounts of such assets may not be recoverable. Upon such an occurrence, recoverability of these assets is determined as follows: Intangibles with indefinite lives are tested by comparing their carrying amounts to fair value. Impairment within goodwill is tested using a two-step method. The first step is to compare the fair value of the reporting unit to its book value, including goodwill. If the fair value of the unit is less than its book value the second step is applied. The second step requires the Company to determine the implied fair value of goodwill by deducting the fair value of the reporting unit’s net assets from the fair value of the reporting unit. If the book value of goodwill is greater than its implied fair value, the Company writes down goodwill to its implied fair value. For long-lived assets that are held for use, the Company compares the forecasted undiscounted net cash flows to the carrying amount. If the long-lived asset is determined to be unable to recover the carrying amount, then it is written down to fair value. For long-lived assets held for sale, assets are written down to fair value less costs to sell.
   Fair value is determined based on discounted cash flows, appraised values or management’s estimates, depending upon the nature of the assets. In estimating future cash flows for the Company’s businesses, internal budgets are used. The budgets are based on recent sales data for existing products, planned timing of new product launches or capital projects, and customer commitments related to new and existing products. These budgets also include assumptions of future production volumes and pricing of products.
   The Company performed its impairment assessment on long-lived assets, including intangible assets and goodwill, in accordance with the methods prescribed above. The Company concluded that no impairment existed in 2004. As of December 31, 2003, the Company recognized impairments to the carrying value of the Landoll, Frank Schaffer and related juvenile retail publishing business net assets, as a result of the then-planned disposition and in accordance with the SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (see Note 2).
   Retirement plans and postretirement healthcare and other benefits. The Company’s pension plans and postretirement benefit plans are accounted for using actuarial valuations required by SFAS No. 87, “Employers’ Accounting for Pensions” and SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions.”

   The Company’s employee pension and other postretirement benefit costs and obligations are dependent on assumptions concerning the outcome of future events and circumstances, including compensation increases, long-term return on pension plan assets, healthcare cost trends, discount rates and other factors. In determining such assumptions, the Company consults with outside actuaries and other advisors where deemed appropriate. In accordance with relevant accounting standards, if actual results differ from the Company’s assumptions, such differences are deferred and amortized over the estimated future working life of the plan participants. While the Company believes that the assumptions used in these calculations are reasonable, differences in actual experience or changes in assumptions could affect the expenses and liabilities related to the Company’s pension and other post-retirement benefits.

   The following is a discussion of some significant assumptions that the Company makes in determining costs and obligations for pension and other postretirement benefits:
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
   The Company’s discount rate and return on asset assumptions used to determine the net periodic pension expense on its U.S. retirement plans were as follows:

January 1	2005	2004	2003

Discount rate	5.75%	6.25%	6.75%
Return on asset assumption	8.00%	8.75%	8.75%

   Pension income for 2004 decreased $12.0 million pre-tax, 4 cents per diluted share, primarily due to the change in the discount rate. The effect of these changes in 2005 is expected to be $15.0 million pre-tax, 5 cents per diluted share.

   Income taxes. The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes.” Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled.
   Management’s judgment is required in determining the Company’s provision for income taxes and deferred tax assets and liabilities. In calculating the provision for income taxes on an interim basis, the Company uses an estimate of the annual effective tax rate based upon the facts and circumstances known. The Company’s effective tax rate is based on expected income, statutory tax rates and permanent differences between financial statement and tax return income applicable to the Company in the various jurisdictions in which the Company operates. Significant judgment is required in determining the Company’s effective tax rate and in evaluating the Company’s tax position. The Company establishes reserves when, despite its belief that the tax return positions are fully supportable, it believes that certain positions are likely to be challenged and it may not succeed. The Company adjusts these reserves in light of changing facts and circumstances. The effective tax rate includes the impact of reserve provisions and changes to reserves that the Company considers appropriate. At year-end, the actual effective tax rate is calculated based upon the actual results for the full fiscal year, taking into consideration facts and circumstances known at year-end. In determining the need for a valuation allowance, the historical and projected financial performance of the operation that is recording a net deferred tax asset is considered along with any other pertinent information.

   During 2004, the Company completed various federal, state and local, and foreign tax audit cycles and, in the first quarter of 2004, accordingly removed approximately $20 million from its accrued income tax liability accounts. This non-cash item resulted in a reduction to the overall effective tax rate for continuing operations from 37.0% to 35.3%. The Company remains subject to federal audits for 2002 and subsequent years, and to state, local and foreign tax audits for a variety of open years dependent upon the jurisdiction in question.
   For the years ended December 31, 2004, 2003 and 2002, management made no material changes in its assumptions regarding the determination of the provision for income taxes. However, certain events could occur that would materially affect the Company’s estimates and assumptions regarding deferred taxes. Changes in current tax laws and applicable enacted tax rates could affect the valuation of deferred tax assets and liabilities, thereby impacting the Company’s income tax provision.
   Management has discussed the development and selection of these critical accounting estimates with the Audit Committee of the Company’s Board of Directors. The Audit Committee has reviewed the Company’s disclosure relating to them in this Management’s Discussion and Analysis.

Results of Operations – Consolidated Review

Revenue and Operating Profit

(in millions)	2004	2003	2002

Revenue	$5,250.5	$4,890.3	$4,707.7
% increase	7.4	3.9	3.8
Operating profit	$1,298.8	$1,099.2	$1,011.8
% increase	18.2	8.6	32.4
% operating margin	25	22	21

Operating profit is income from continuing operations before taxes on income, interest expense and corporate expense.

The Segment Review that follows is incorporated herein by reference.

Management’s Discussion and Analysis
Results of Operations – Consolidated Review (continued)

2004 Compared with 2003
Revenue and operating profit growth in 2004 was driven by service revenue from the Financial Services segment. Favorable foreign exchange rates represent approximately 1% of the growth in revenues and had a slightly negative impact on income from continuing operations. The Company generally has naturally hedged positions in most countries. However, in 2004, the Company had increased revenue in euros in the European region, where a significant portion of expenses are denominated in British pounds sterling offsetting the favorable impact on revenue. In 2004 the British pound strengthened against the dollar and weakened against the euro.

   Product revenue increased in 2004, primarily due to an increase in revenue in the Higher Education, Professional and International (HPI) Group. Product revenue comprises the revenue from the McGraw-Hill Education segment and the circulation revenue from the Information and Media Services segment, and represents educational products, primarily books, and magazines.
   Service revenue increased in 2004, primarily due to an increase in revenue in the Financial Services segment. Strong growth in structured finance and corporate finance ratings (corporate finance and financial services) reflects continued favorable market conditions, including a low interest rate environment. Service revenue comprises the revenue of the Financial Services segment and the remaining revenue of the Information and Media Services segment and represents information-related services and advertising.
   In accordance with the Emerging Issues Task Force Issue 00-10, “Accounting for Shipping and Handling Fees and Costs” all amounts billed to a customer in a sale transaction related to shipping and handling represent revenues earned for the goods provided and should be classified as revenue. In addition, costs incurred for shipping and handling should preferably be classified as costs of goods sold. In 2004, all prior periods were reclassified to comply with the classification guidelines of this issue. The Company has historically recorded the net costs of shipping and handling in product-related operating expenses since the majority of such costs are a direct pass-through of costs to the customer and since the amounts were not significant. The effect on revenue for the years ended December 31, 2004, 2003 and 2002 was an increase of $62.5 million, $62.5 million and $67.5 million, respectively.
   The following table sets forth information about the Company’s operating profit and operating margins by segment:

	2004			2003
	Operating	%	%	Operating	%	%
(in millions)	Profit	Total	Margin	Profit	Total	Margin

McGraw-Hill Education segment	$340.1	26	14	$321.8	29	14
Financial Services segment	839.4	65	41	667.6	61	38
Information and Media Services segment	119.3	9	15	109.8	10	14

Total	$1,298.8	100	25	$1,099.2	100	22

   As demonstrated by the preceding table, operating margins vary by operating segment and the percentage contribution to operating profit by each operating segment fluctuates from year to year.

   Results for the McGraw-Hill Education segment were slightly above the prior year as revenues and operating profit increased 2.0% and 5.7%, respectively. Operating results were influenced by:
•	A reduction in adoption opportunities available as well as size and timing of adoption state opportunities. The 2004 adoption market was between $530 million and $540 million, a decrease of nearly 30% from the prior year.
•	Strong performance in the K–12 market. The School Education Group achieved the largest market share in the K–12 state mathematics adoption market, capturing an estimated 37% of all available new state adoption dollars despite softness in the School Education Group’s K–6 core basal offering.
•	Release of Harrison’s Principles of Internal Medicine, 16/e, both domestically and internationally.
•	Continued cost containment initiatives.
   The Financial Services segment was a key growth driver this year as revenue and operating profit grew 16.2% and 25.7%, respectively. Operating margins increased 3 percentage points as a result of a strong mix which included:
•	Growth in structured finance and corporate finance ratings, which reflects favorable market conditions, including a continued low interest rate environment.
•	Strong U.S. residential mortgage-backed securities issuances, which rose to record levels in the U.S. as interest rates remained low.
•	Strong growth internationally, particularly in structured finance, as international issuers have embraced securitization as a source of funding. Overseas activity now produces 31.3% of total Standard & Poor’s revenues, a 26.0% increase over prior year.
•	Growth in bank loan ratings, counterparty credit ratings, performance evaluation services and rating evaluation services.
•	Growth in independent equity research domestically and internationally.
•	Growth in the areas of advisor services and indexes.
   The Information and Media Services segment benefited from a slight improvement in the advertising market and strong political advertising. Operating margins increased one percentage point, primarily due to cost containment initiatives.

2003 Compared with 2002
In 2003, revenue and operating profit growth was primarily attributable to growth in the Financial Services segment. Favorable foreign exchange rates favorably impacted revenue and operating profit by 1.2% and 1.9%, respectively. Excluded from the results of continuing operations are the results of

Landoll, Frank Schaffer and the related juvenile retail publishing businesses (juvenile retail publishing business) and S&P ComStock (ComStock), which were disposed of during January 2004 and February 2003, respectively, and displayed as discontinued operations.

   Product revenue increased only slightly as compared to the prior year, due to the lighter adoption calendar. The growth in service revenue is attributable to the growth in the Financial Services segment, primarily due to structured finance and corporate finance ratings.
   The following table sets forth information about the Company’s operating profit and operating margin by segment:

	2003			2002
	Operating	%	%	Operating	%	%
(in millions)	Profit	Total	Margin	Profit	Total	Margin

McGraw-Hill Education segment	$321.8	29	14	$333.0	33	14
Financial Services segment	667.6	61	38	560.8	55	36
Information and Media Services segment	109.8	10	14	118.0	12	15

Total	$1,099.2	100	22	$1,011.8	100	21

   As demonstrated by the table above, operating margins vary by operating segment and the percentage contribution to operating profit by each operating segment fluctuates from year to year.

   Results of the McGraw-Hill Education segment were slightly below the prior year as revenues remained flat and operating profit declined by 3.4%. Weak economic conditions continued to adversely affect the School Education Group despite leading the competition in the Texas social studies adoption, the year’s largest sales opportunity. The HPI Group experienced revenue growth of 2.0%.
   The Financial Services segment was a key growth driver in 2003 as revenue and operating profit grew 13.7% and 19.0%, respectively. Operating margins increased 2 percentage points as a result of a strong mix which included:
•	Growth in structured finance and corporate finance ratings, which reflected favorable market conditions, including a continued low interest rate environment.
•	Strong growth internationally, particularly in structured finance, as international issuers embraced securitization as a source of funding. Overseas activity produced 28.8% of total Standard & Poor’s revenues.
•	Growth in bank loan ratings, counterparty credit ratings and global infrastructure ratings.
   In 2003, the Information and Media segment continued to be impacted by the soft advertising market. Cost containment continued to be a priority in this segment.

Operating Costs and Expenses
(in millions)	2004	2003	2002

Operating related expenses	$2,046.6	$2,018.5	$2,015.0
% growth	1.4	0.2	(1.3)
Selling and general expenses	$1,904.6	$1,766.5	$1,649.1
% growth	7.8	7.1	1.0
Total expense	$4,075.8	$3,900.8	$3,787.2
% growth	4.5	3.0	(1.4)

2004 Compared with 2003
In 2004, operating related expenses increased compared to the prior year primarily as a result of an increase in service related expenses due to growth in the Financial Services segment.

   Product operating related expenses, which include pre-publication costs, decreased slightly in 2004, as a result of continued cost containment measures and a $17.5 million decrease in the amortization of prepublication costs. In 2004, combined printing, paper and distribution prices for product-related manufacturing increased by approximately 0.7%, or $3.6 million. Printing prices were held to a 0.7% increase due to successful negotiations with suppliers. Paper prices were limited to a 1.1% increase due to the carryforward impact of successful 2003 negotiations and long-term agreements in place limiting increases for approximately 60% of the Company’s paper purchases. Overall distribution prices declined 0.3% due to successful negotiations with suppliers and flat postal rates in 2004. Combined paper, printing and distribution expenditures increased approximately 3% (price and volume) in 2004 compared with 2003. In 2004, combined paper, printing and distribution expenses represent 25% of total operating expenses. Service operating related expenses increased 5.0% in 2004 primarily from growth in the Financial Services segment.
   In 2004, selling and general product expenses increased 4.3%, primarily related to compensation increases. For the years ended December 31, 2004 and 2003, approximately $22.4 million and $25.0 million associated with the Global Transformation Project (GTP) impacted selling and general product expenses. GTP, which was launched in Canada in 2003 and at certain domestic business units in 2004, supports the McGraw-Hill Education segment’s global growth objectives, provides technological enhancements to strengthen the infrastructure of management information and customer-centric services, and enables process and production improvements throughout the organization. Selling and general service expenses increased in 2004 primarily from the growth of the Financial Services segment.
   Included in selling and general expenses in 2004 is a credit of approximately $17.2 million relating to the sale-leaseback accounting for the divestiture of the Company’s interest in Rock-McGraw, Inc. (see Note 13). Selling and general expenses also increased due to a $13.9 million increase in vacant space, which is expansion rental space retained for future needs at corporate.
   A significant portion of both operating related and selling and general expense is compensation expense, which increased approximately 9% to $1.5 billion in 2004.

Management’s Discussion and Analysis
Results of Operations – Consolidated Review (continued)

Approximately 31.5% of this increase relates to performance-related compensation increases, the remainder resulted primarily from volume increases mainly in the Financial Services segment. Performance-related compensation expense increased 95%.

   Also contributing to the increase is a decrease in pension income from the Company’s U.S. qualified retirement plans. The decline in the stock market performance for the three years prior to 2003 negatively impacted the return on the Company’s pension assets. In 2004, pension income from the Company’s U.S. qualified retirement plans decreased $12.0 million pre-tax (4 cents per diluted share) primarily due to the change in the discount rate.
   In 2004, depreciation expense increased as a result of the completion of the Company’s new consolidated facilities at London’s Canary Wharf and the Global Transformation Project. Amortization of intangibles decreased in 2004 due to certain balances becoming fully amortized during the year.

Expense Outlook
For 2005, combined printing, paper and distribution prices for product-related manufacturing are expected to increase by approximately 2.1% or $11.3 million. The Company continues to take advantage of opportunities to lower prices through negotiations with major suppliers. In addition, continued emphasis will be placed on enhancing the preferred supplier program, which increases the Company’s leverage and maximizes cost savings through more effective placement of book products with low-cost producers. Printing prices are expected to rise 0.8%. Assuming continued strength in the U.S. economy, it is anticipated that double-digit price increases will result for most paper types. However, the Company’s overall increase will be limited to approximately 5.9% in 2005 due to long-term agreements in place for approximately 60% of the Company’s paper purchases.

   Overall distribution prices are expected to rise 1.4% due to anticipated airfreight and trucking increases, averaging 4%, offset by flat postal rates. In 2004, Congress passed the Postal Civil Service Retirement System Funding Reform Act of 2003, which will reduce the U.S. Postal Service’s (USPS) future pension liability and stabilize postal rates until 2006. However, it is anticipated that a significant rate case will be filed by the USPS for implementation in 2006, with increases averaging 10% to 15%. Increasing competition has driven down transportation costs in some areas, but an improving economy along with recently implemented work hour rule changes in the trucking industry are expected to lead to lower capacity and price increases of 3% to 4% annually for airfreight and trucking over the next few years.
   Merit increases for 2005 will be approximately 3.0%, unchanged from prior year. Volume increases are expected in all operating segments. Effective January 1, 2005, the Company changed its discount rate assumption on its retirement plans to 5.75% from 6.25% in 2004 and its expected return in plan asset assumptions from 8.75% to 8.0%. The effect of these changes on pension income for 2005 is expected to be $15.0 million pre-tax, 5 cents per diluted share.
      In 2005, depreciation is expected to increase as a result of the completion of the Company’s new consolidated facilities at London’s Canary Wharf in 2004 and the completion of the domestic portion of the Global Transformation Project. Also contributing to the increase in depreciation is the higher level of capital expenditures in 2004, mainly from short-lived technology related equipment. Amortization of prepublication costs is expected to decrease in 2005 as a result of lower pre-publication costs in recent years, due to cost saving initiatives and adoption cycles.

2003 Compared with 2002
In 2003, total expenses increased 3.0% primarily due to cost containment activities. Product operating related expenses were flat as cost containment initiatives helped offset a $5.4 million increase in the amortization of prepublication costs. For 2003, combined paper, printing and distribution prices for product-related manufacturing declined approximately 1.8% or $8.6 million as a result of successful negotiations with suppliers combined with weak market conditions. A 1% decline in printing prices and a 4.7% decline in paper prices more than offset an increase in distribution prices of 1.9%. Combined paper, printing and distribution volumes declined approximately 9% in 2003. Combined paper, printing and distribution expenses represent 24% of total operating expense in 2003. Service operating related expenses increased only 1.9% primarily due to cost containment efforts at Information and Media Services.

   In 2003, selling and general product expenses increased 3.6% due to increased technology spending. Selling and general service expenses increased 11.2% in 2003 primarily from the growth of the Financial Services segment.
   A significant portion of both operating related and selling and general expense is compensation expense, which increased approximately 2% to $1.3 billion in 2003, primarily as a result of merit increases. Also contributing to the increase in expenses is a decrease in pension income from the Company’s U.S. qualified retirement plans of $26.6 million pre-tax or 9 cents per diluted share. The decline in the stock market performance for the three years prior to 2003 negatively impacted the return on the Company’s pension assets. Additionally, on January 1, 2003, the Company changed its discount rate assumption on its retirement plans to 6.75% from 7.25% utilized in 2002 and its return on plan asset assumptions to 8.75% from 9.5%.
   In 2003, depreciation expense decreased 4.6% compared to 2002. Lower capital spending in prior years contributed to this decrease. Amortization of intangibles decreased 9.1% in 2003 due to certain balances becoming fully amortized during the year.

Other Income - net
(in millions)	2004	2003	2002

Other income – net	$–	$147.9	$(0.6)
% growth	–	n/m	n/m

n/m – not meaningful

   In 2004, the Company did not have other income since it sold its 45% equity investment in Rock-McGraw, Inc. (Rock-McGraw). Additionally, amounts previously categorized as other income within operating expenses have been reclassified to the product and service captions to more accurately reflect their nature. In 2003, other income included $16.6 million of earnings from Rock-McGraw and a $131.3 million pre-tax gain on the sale of Rock-McGraw, which was disposed of in December 2003 (see Note 13). For the year ended December 31, 2002, other income included $13.9 million of earnings from Rock-McGraw and a $14.5 million pre-tax loss on the disposition of MMS International. In September 2002, the Financial Services segment divested MMS International, which resulted in a pre-tax loss of $14.5 million and an after-tax benefit of $2.0 million, 1 cent per diluted share. The variance between the pre-tax loss on the sale of MMS International and the after-tax benefit is the result of previous book write-downs and the inability of the Company to take a tax benefit for the write-downs until the unit was sold.

Interest Expense
(in millions)	2004	2003	2002

Interest expense	$5.8	$7.1	$22.5
% growth	(18.5)	(68.5)	(59.1)

   Interest expense decreased in 2004 and 2003 primarily as a result of the reduction in debt. There was no commercial paper outstanding as of December 31, 2004, and the average borrowings for the year were $3.5 million. In the same period in 2003 and 2002, average commercial paper borrowings were $387.1 million and $908.5 million, respectively. The average interest rate on commercial paper borrowings decreased from 1.9% in 2002 to 1.2% in 2003.

   Included in 2004 is approximately $9.7 million of non-cash interest expense related to the accounting for the sale-leaseback of the Company’s headquarters building in New York City (see Note 13). Interest income on higher domestic and foreign cash levels represented most of the remaining reduction in interest expense in 2004 and 2003.
   In 2005, average short-term interest rates are anticipated to rise from current levels based on anticipated increases in the federal funds rate.

Provision for Income Taxes
	2004	2003	2002

Provision for income taxes as % of income from continuing operations	35.3	39.1	36.3

   The Company’s effective tax rate (ETR) was 35.3%, which included a 1.7 percentage point reduction related to the removal of $20 million from its accrued income tax liability accounts following the completion of various federal, state and local, and foreign tax audit cycles in the first quarter of 2004 (see Note 5).

   The 2003 rate reflects a 2.1 percentage point increase from the sale of the Company’s equity investment in Rock-McGraw. The higher rate of tax on the Rock-McGraw gain in comparison to the Company’s normal effective tax rate reflects higher state taxes because of the concentration of Rock-McGraw in New York City. In 2003, the Company’s ETR was 39.1%, when adjusted for the 2.1 percentage point impact from the sale of Rock-McGraw. In 2002, the Company’s ETR was 36.3%, when adjusted for the 1.2 percentage point impact from the divestiture of MMS International. The 2005 effective tax rate is expected to be approximately 37.0%.

Income from Continuing Operations
(in millions)	2004	2003	2002

Income from continuing operations	$756.4	$687.8	$572.0
% growth	10.0	20.3	51.4

   The increase in 2004 income from continuing operations is primarily attributable to revenue growth in the Financial Services segment. Foreign exchange rates had a slightly negative impact on income from continuing operations.

   Income from continuing operations increased in 2003 versus 2002 primarily due to growth in revenue in the Financial Services segment. Income from continuing operations for 2003 also included an after-tax benefit of $58.4 million relating to the sale of the Company’s 45% equity investment in Rock-McGraw, which was disposed of in December 2003 (see Note 13). Favorable foreign exchange rates contributed to growth in income from continuing operations by $12.2 million.

Income (Loss) from Discontinued Operations
(in millions)	2004	2003	2002

Income (loss) from discontinued operations	$(0.6)	$(0.1)	$4.8
% growth	n/m	n/m	n/m

n/m – not meaningful

   The income (loss) from discontinued operations represents the results of the juvenile retail publishing business and ComStock, which were disposed of during January 2004 and February 2003, respectively.

   In January 2004, the Company sold the juvenile retail publishing business, which was part of the McGraw-Hill Education segment’s School Education Group. The juvenile retail publishing business produced consumer-oriented learning products for sale through educational dealers, mass merchandisers, bookstores and e-commerce. In accordance with the Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the Company reviewed the carrying value of the juvenile retail publishing business net assets as of December 31, 2003, and adjusted the net assets to their fair market value less cost to sell. Accordingly, in December 2003 the Company recognized a loss on disposition and results of operations of $81.1 million, $57.3 million after-tax, or 30 cents per diluted

Management’s Discussion and Analysis
Results of Operations – Consolidated Review (continued)

share. Included in the loss were impairments to the carrying value of the juvenile retail publishing business net assets of approximately $75.9 million ($54.1 million net of tax, or 28 cents per diluted share) of which $70.1 million was a write-off of goodwill and intangibles.

   These businesses were selected for divestiture as they no longer fit within the School Education Group’s strategic plans. The market was considered to have limited future growth potential, possessed unique sales channels, had low profit margins and would have required significant investment to achieve a limited growth potential.
   In February 2003, the Company divested S&P ComStock (ComStock), the real-time market data unit of the Financial Services segment. The sale resulted in a $56.8 million after-tax gain, 30 cents per diluted share, and an $87.0 million pre-tax gain. The disposition and results of operations contributed $87.5 million pre-tax and $57.2 million after-tax, or 30 cents per diluted share, for December 31, 2003.
   The divestiture of ComStock is consistent with the Financial Services segment’s strategy of directing resources to those businesses which have the best opportunities to achieve both significant financial growth and market leadership. The divestiture enables Financial Services to bring greater focus to the objective of the investment services business, which is to strengthen its position as the world’s leading provider of independent investment research, analysis, data and products for investment managers and advisors.

Net Income
(in millions)	2004	2003	2002

Net income	$755.8	$687.7	$576.8
% growth	9.9	19.2	53.0

   Net income for the period increased over 2003 primarily as a result of performance in the Financial Services segment. Included in net income in 2004 is a $20 million non-cash benefit from the reduction of accrued income tax liabilities (see Note 5).

   Net income increased in 2003 compared to 2002 primarily as a result of performance in the Financial Services segment and an after-tax benefit of $58.4 million from the sale of Rock-McGraw. Included in 2002 is a $2.0 million after-tax benefit from the divesture of MMS International by the Financial Services segment.

Earnings Per Share
	2004	2003	2002

Diluted earnings per share:
Income from continuing operations	$3.92	$3.58	$2.94
Net income	$3.92	$3.58	$2.96

   In 2004, diluted earnings per share from continuing operations include a non-cash benefit of $20 million, or 10 cents per share, from the removal of accrued tax liabilities following the completion of various federal, state, local and foreign tax audits. In 2003, diluted earnings per share from continuing operations included an after-tax gain of $0.30 from the sale of Rock-McGraw (see Note 13).

   The effect of repurchases of common stock on diluted earnings per share was an increase in earnings per share of $0.05 in 2004, $0.03 in 2003 and $0.01 in 2002.

Segment Review

McGraw-Hill Education
in millions)	2004	2003	2002

Revenue	$2,395.5	$2,348.6	$2,342.5
% increase	2.0	0.3	2.3
Operating profit	$340.1	$321.8	$333.0
% increase (decrease)	5.7	(3.4)	21.8

% operating margin	14	14	14

   McGraw-Hill Education is one of the premier global educational publishers and is the largest U.S.-owned educational publisher serving the elementary and high school (el-hi), college and university, professional, and international markets. The segment comprises two operating groups: the School Education Group (SEG) and the Higher Education, Professional and International (HPI) Group.

   In 2004, McGraw-Hill Education revenue and operating profit increased despite a very weak state adoption year in SEG. Expenses increased as a result of early spending related to the 2005 adoption cycle including an increase in sample costs. Operating margins remained at 14%. Foreign exchange rates favorably impacted revenue and operating profit growth by $16.0 million and $1.6 million, respectively.
   SEG’s revenue was flat in 2004 as a result of the reduction in state adoption opportunities. The HPI Group’s revenue increased 4.8%. Higher education products performed well both domestically and internationally. Business and Economics; Humanities, Social Science and Language; and Science, Engineering and Mathematics imprints all experienced growth. In addition, the Group benefited from the release of Harrison’s Principles of Internal Medicine, 16/e, both domestically and internationally.
   On July 16, 2004, the Company acquired The Grow Network, a privately held company. Grow Network is a leading provider of assessment reporting and customized content for states and large school districts across the country. The acquisition supports McGraw-Hill Education’s strategy to provide a full range of customized education solutions to help improve teaching and learning. Grow Network is now part of SEG and has been renamed Grow Network/McGraw-Hill. The acquisition had no material impact on the segment’s results.
   In accordance with the Emerging Issues Task Force Issue 00-10, “Accounting for Shipping and Handling Fees and Costs,” all amounts billed to a customer in a sale transaction related to shipping and handling represent revenues earned for the goods provided and should be classified as revenue. In addition, costs incurred for shipping and handling should preferably be classified as costs of goods sold. In 2004, all prior periods were reclassified to comply with the classification guidelines of this issue. The Company has historically recorded the net costs of shipping and handling in product-related operating expenses since the majority of such costs are a direct pass-through of costs to the customer and since the amounts were not significant. The effect on revenue for the years ended December 31, 2004, 2003 and 2002, was an increase of $62.5 million, $62.5 million and $67.5 million, respectively.

   During 2004, the segment realigned product lines from the Higher Education, Professional and International Group to the School Education Group. All years presented have been reclassified. The full year 2003 revenue reclassification is $11.8 million, with the fourth quarter of 2003 impact being $8.3 million.
   The Global Transformation Project (GTP), which began in 2002, was successfully launched in the domestic School Education Group, as well as higher education and professional publishing during 2004. GTP, which was also launched in Canada in 2003, supports the McGraw-Hill Education segment’s global growth objectives, provides technological enhancements to strengthen the infrastructure of management information and customer-centric services, and enables process and production improvements throughout the organization. The total cost of this project is anticipated to be $180 million. In 2004 and 2003, expenditures related to GTP were as follows:

(in millions)	2004	2003

Additions:
Deferred technology projects	$4.2	$6.9
Fixed assets	1.8	6.1
Expensed	22.4	25.0

Total expenditures	$28.4	$38.0

   In addition, approximately $3.8 million of depreciation expense and $3.7 million of amortization expense related to GTP impacted operating profit during 2004. In 2003, approximately $2.5 million of depreciation expense and $0.2 million of amortization expense related to GTP impacted operating profit.

   In 2003, McGraw-Hill Education revenue was flat compared with the prior year. Operating profit decreased by $11.2 million, or 3.4%. Foreign exchange rates favorably impacted revenue and operating profit growth by $15.0 million and $7.2 million, respectively.
   Weak economic conditions affected SEG’s 2003 results, which were offset by growth in the HPI Group. In the kindergarten-through-grade-12 (K–12) market, cancellations and cutbacks in ordering due to state budget pressures created by falling tax receipts curbed opportunities, especially in open territories. Nonetheless, there were several notable successes, including a strong performance in the Texas middle and high school social studies adoption, a large open territory adoption for elementary and middle school math programs in New York City, and growth in testing. These gains were counterbalanced by declining sales for several older supplemental lines and a disappointing performance by the elementary social studies program in Texas. In the HPI Group growth came from the college and university education market.

   Expenditures related to the GTP were $38.0 million and $57.8 million for the periods ended December 31, 2003 and 2002, respectively. For the years ended December 31, 2003 and 2002, $6.9 million and $36.3 million of additions to technology projects were capitalized for the GTP, respectively, and $6.1 million was capitalized as equipment. An additional $25.0 million and $21.5 million impacted operating profit as of December 31, 2003 and 2002, respectively.

School Education Group
(in millions)	2004	2003	2002

Revenue	$1,278.3	$1,282.3	$1,296.6
% (decrease)	(0.3)	(1.1)	(4.3)

   The School Education Group (SEG) comprises several key brands, including: SRA/McGraw-Hill, specialized niche basal programs such as Open Court Reading for the elementary market; Wright Group/McGraw-Hill, innovative supplementary products for the early childhood, elementary and remedial markets; Macmillan/McGraw-Hill, core basal instructional programs for the elementary market; Glencoe/McGraw-Hill, basal and supplementary products for the secondary market; CTB/McGraw-Hill, customized and standardized testing materials and scoring services; McGraw-Hill Digital Learning, online diagnostic products and Grow Network/McGraw-Hill, assessment reporting and customized content.

   The McGraw-Hill School Education Group’s revenue was flat at $1.3 billion as a result of the reduction in adoption opportunities available and the size and timing of adoption state opportunities. The 2004 state adoption market was between $530 million and $540 million, a decrease of nearly 30% from prior year. Mathematics was the largest opportunity for el-hi publishers in 2004, with five adoption states purchasing materials for the elementary and secondary markets. According to the Association of American Publishers’ year-to-date statistics through December 2004, total adoption and open territory sales for grades K–12, excluding testing, increased 0.1%.
   Beginning in 2004, state budget issues, with their resultant impact on the funding of the purchase of educational products, remained a concern. During 2004, a number of states announced increases in educational funding, as it appeared that some of the earlier budget issues had been resolved. California’s educational funding was restored. Conversely, Texas spent a significantly lower amount in 2004 than in 2003, when purchases of social studies and early childhood materials totaled more than $140 million. In 2004, Texas bought English as a Second Language for grades 3–5, and biology for grades 9–12 and advanced placement courses, for a total of $45.3 million. Given the limited opportunities offered by the 2004 state adoption cycle, competition was intense.
   Even though the total K–12 market was smaller in 2004 due to the adoption cycle, SEG achieved the largest market share

Management’s Discussion and Analysis
Segment Review (continued)

in the K–12 state mathematics adoption market, capturing an estimated 37% of all available new state adoption dollars. This strong result can be attributed to the breadth and depth of SEG’s offerings, which included two core programs for the elementary grades, as well as a full list of secondary and supplemental titles. All performed well with the exception of the K–6 core basal offering Macmillan/McGraw-Hill Mathematics, which experienced some softness.

   In 2004, the Group’s strong state adoption results were driven by success with middle school and high school math products in Florida, North Carolina, Indiana, Oklahoma and Alabama. The Group’s reform-based elementary series, Everyday Mathematics, performed well in the state adoption market, especially in Florida and Indiana. Everyday Mathematics was also successful in the open territory, with major sales in New York City. Growing with Mathematics, an innovative program for the early grades, also performed well. In addition, the Group captured leading shares with elementary science in Virginia, elementary language arts in Tennessee, and secondary science, health and vocational products in a number of states. Secondary school sales were strong across the curriculum in the open territory, as were sales of elementary alternative basal programs such as Open Court Reading and Direct Instruction. The skills-based elementary series Open Court Reading continued to perform well, capturing large third-year sales in California, as well as many Reading First adoptions nationwide. Overall state adoption performance when compared to 2003 is negatively affected by the strong performance in middle school and high school social studies adoptions in 2003.
   Custom contract testing increased in 2004, contributing to the segment’s revenue growth. In 2004, the Group successfully won multiple-year custom contracts in Indiana, Connecticut, Arizona, New York and Massachusetts. Custom contract testing has benefited as states continued to build out their assessment and reporting programs to meet the requirements of the No Child Left Behind Act (NCLB). Higher custom contract revenue was generated through contracts with Indiana, Wisconsin, Kentucky and the country of Qatar. Expenses were negatively impacted by increased scoring requirements for certain custom testing contracts.
   The 2005 outlook for SEG and the industry as a whole will again be influenced strongly by environmental factors, particularly the state adoption cycle; the extent of the nation’s economic recovery; the availability of state and federal funding for elementary and high school education; and legislative mandates such as NCLB. In the states that adopt educational materials on a statewide basis, the 2005 adoption cycle offers increased revenue opportunity due to the large number of major disciplines being adopted. In 2005, the five major disciplines that SEG will participate in are fine arts (art/music), social studies, mathematics, health and science. Fine arts represents the largest of these adoptions.
   The 2005 state adoption market is projected to increase approximately 68% to $900 million. Texas will play an important role in determining the ultimate size of the market, the outcome being dependent upon which disciplines the legislature opts to fund. Currently Texas is scheduled to adopt health, art, music, and world languages for 2005 as well as additional disciplines postponed from 2004.

   In the past few years, declining state and local tax bases have created an unfavorable environment. However, revenues are currently at or above fiscal year 2005 projections and the outlook for state funding is improving. In November, the National Conference of State Legislatures (NCSL) reported that only three states are facing budget deficits in fiscal year 2005, which will run through June 30 in most states, compared to 10 states that had budget deficits at the same point in fiscal year 2004. According to the NCSL, 36 states realized higher revenues than expected, three states were running below forecast, and 10 were on target with projections. The NCSL reports that K–12 education will be a fiscal priority in 26 states in 2005, but state and local funding issues could lead to unexpected adoption cut backs or postponements. According to the NCSL, the states’ overall K–12 educational spending in fiscal 2005 will grow at an average of 5.1% over prior year. It is estimated that approximately 1% of educational spending is used to purchase instructional materials.
   In addition to the potential for improved state and local funding, the Company expects additional federal funding in the K–12 marketplace during 2005. NCLB, which was signed into law in January 2002, established new testing and performance requirements for all states, and provided for additional federal support. In the third year of this six-year program, the Department of Education has granted nearly $3.0 billion. By the end of 2004, the states had received all of their third-year allocations for NCLB and most of their allocations under the Reading First initiative. With research-based programs such as Open Court Reading, Reading Mastery and Breakthrough to Literacy that closely match the federal guidelines, SEG is very well positioned in this market. Although some Reading First funds are likely to be substituted for state or local funds, the Company anticipates that the federal reading initiative will have an incremental effect on business opportunities during 2005 and will contribute to growth. The 2006 and 2007 adoption opportunities are each currently projected to be $750 million to $800 million in addition to continued funding from NCLB.
   Beginning in the 2005–2006 academic year, NCLB mandates annual statewide testing in reading and math at each grade level from 3 through 8, and once in grades 10 through 12, plus specialized assessments for English language learners. As a result, criterion-referenced tests or state specific custom tests are replacing norm-referenced tests, or “shelf tests,” in the summative testing market. The School Education Group holds strong positions in both the custom testing market and the market for “shelf,” or standardized, testing materials. In general, customized, state-specific tests carry a lower margin than shelf tests.
   In 2005, SEG will continue to focus on winning additional custom contracts in key states, as well as invest in the technology necessary for the continuing development of sum-mative and formative assessment products that can be offered online.

   NCLB also requires extensive reporting of student achievement data. States and districts are required to demonstrate adequate yearly progress for all students. Districts and teachers are looking for products that can help them monitor student progress toward meeting state standards and determine what instruction is needed to help districts achieve their goals. In 2003, the Group introduced Yearly ProgressPro (YPP) Math, an integrated/prescriptive solution that offers diagnostic results with content. YPP Math, which was originally published for the elementary grades, was expanded to cover middle school and algebra and expanded from five to 36 state-specific editions in 2004. In 2005, SEG will benefit from this expansion. In 2005, the Group plans to introduce YPP Reading/Language Arts. Additionally, with the acquisition of Grow Network in 2004, SEG will be able to meet the diagnostic needs of administrators, teachers and parents to assist students in performance improvement on standardized tests.
   In 2003, SEG’s revenue declined slightly to $1.3 billion. Economic conditions had a negative impact on revenue potential throughout the year in both the adoption states and open territories. SEG’s major adoption opportunity was in Texas, where McGraw-Hill Education programs took a 28% share of the overall social studies adoption for grades K–12 owing to a strong performance at the secondary level that partially offset a lower than expected showing at the elementary level. In addition, McGraw-Hill’s DLM Express performed well in the Texas prekindergarten adoption. Large adoptions of Everyday Mathematics and Impact Mathematics by New York City and Open Court Reading by Anne Arundel County, Maryland, contributed significantly to open territory sales. In the testing market, higher custom contract revenue was driven by the Colorado, California, Missouri, West Virginia and Indiana programs.
   According to the Association of American Publishers’ year-to-date statistics through December 2003, total adoption and open territory sales for grades K–12, excluding testing, increased 2.5%.

Higher Education, Professional and International Group
(in millions)	2004	2003	2002

Revenue	$1,117.2	$1,066.3	$1,045.9
% increase	4.8	2.0	11.8

   The Higher Education, Professional and International (HPI) Group serves the college, professional, international and adult education markets. In 2004, revenue for the HPI Group increased 4.8%. The results reflect the growth in domestic and international sales of higher education titles. Foreign exchange rates favorably impacted revenue by $16.0 million.
   In 2004, the domestic higher education market grew by 1.8% on a net sales basis. Growth in higher education is impacted by enrollments, higher education funding and the number of courses available to students. In 2004, enrollments have remained relatively steady, but funding issues continue to influence the number of courses offered on state campuses. State funding for higher education improved 3.8% in the 2004–2005 fiscal year, marking a reversal from the prior year, in which overall appropriations decreased. In October 2004, the Higher Education Act, which authorizes major federal student aid programs, including the federal student loan program, and provides direct aid to support student post-secondary educational pursuits, was extended through September 2005.

   Internationally, higher education enrollments continue to increase. Funding has improved due to an increase in funds from UNESCO (the European Centre for Higher Education) and as a result of various government initiatives focused on improving access to post-secondary education in countries such as the United Kingdom, China and India.
   In 2004, Business and Economics; Humanities, Social Science and Language; and Science, Engineering and Mathematics imprints all experienced growth. Leading the Group was Business and Economics, which had several major revisions and benefited from early-release sales. Key titles that contributed to the year-to-date performance included: Nickels, Understanding Business, 7/e; Knorre, Puntos de Partida; McConnell, Economics, 16/e; Lucas, The Art of Public Speaking, 8/e. The McGraw-Hill Companies continues to improve its position in higher education by growing its college and university business, the least cyclical part of that market.
   Science, Technical and Medical professional titles benefited domestically and internationally from a strong frontlist, which included Harrison’s Principles of Internal Medicine, 16/e. In November 2004, the Group launched Access Medicine 2.0. Access Medicine 2.0 content is derived from 25 top medical titles, including many market-leading medical references such as Harrison’s Principles of Internal Medicine.
   Computer products were negatively impacted by the continued weakness in the computer market segment.
   School education imprints performed well in Europe and Latin America. The Mexican Education Ministry, through Conaliteg, an official Mexican government agency, ordered double the number of books than ordered in 2003 because a new text-per-student funding model is being implemented.
   In 2005, growth is expected to occur in all three major disciplines in Higher Education: Business and Economics; Humanities, Social Science and Languages; and Science, Engineering and Mathematics. Leading the Group in 2005 is Science, Engineering and Mathematics, where early-release titles and several major revisions are expected to be particularly strong. Major titles include Raven, Biology, 7/e; Chang, Chemistry, 8/e; and Talaro, Foundation of Microbiology, 5/e. In 2005, the Group will continue to benefit from strong frontlist performance in Business and Economics, which had several major revisions in 2004. Major titles include McConnell and Brue, Economics, 16/e; Nickels, Understanding Business, 7/e; and Sabin, Gregg Reference Manual, 10/e.
   The U.S. college new textbook market is approximately $3.5 billion and is expected to grow 3%–4% annually through

Management’s Discussion and Analysis
Segment Review (continued)

2007. In 2005, the Company anticipates that its college product sales will outperform the industry.

   The current U.S. college enrollment is projected to rise at 1%–2% per year through 2008. Revision of the Higher Education Act and state funding issues could have a significant impact on enrollments. Funding for state universities and colleges is improving after two consecutive years of flat and even negative growth, according to the NCSL. Higher education funding should outpace enrollments on a percentage basis with growth of approximately 3.5%. The growth in the higher education marketplace is tempered by cost containment efforts by colleges, which include eliminating class offerings and faculty.
   As overseas’ markets advance economically, growth in education and the demand for professional materials are expected to increase. Higher education enrollment overseas is growing faster than in the U.S. as increased access to post-secondary education is now a priority in many international markets. In contrast, foreign student higher education enrollments in the U.S. have flattened out in recent years. The Graduate School Council says it expects actual enrollments in 2005 of new foreign students to decrease 18%. As a result of these changing global opportunities, the Company anticipates solid growth abroad in 2005.
   Recognizing that technology continues to be the key trend in higher education for course management and content delivery, the HPI Group will aggressively pursue a variety of e-initiatives, including e-books, e-learning and online faculty training and support. The Group partnered with Cisco Systems Inc. to deliver online courses through Cisco’s state-of-the-art learning infrastructure. The Group will continue to invest in the partnership to produce additional online courses by the summer of 2005.
   Continued softness in the technology sector will limit professional product growth despite a more positive outlook for Consumer and Medical products. Professional product sales will continue to grow in the Medical area, both domestically and internationally, due to expansion from print to online delivery through the AccessMedicine portal. In 2005, the Group will also launch Harrison’s Practice of Medicine and release Harrison’s Principles of Internal Medicine, 16/e, translations in Spanish, Italian and Portuguese. This growth will be tempered by a decline in product sales from the English version of Harrison’s Principles of Internal Medicine,16/e, released in 2004.
   In 2003, revenue for the HPI Group increased by $20.4 million to $1.1 billion. The results reflected the growth in domestic and international sales of higher education titles, offset by continued weakness in certain professional titles. Growth in the higher education market was driven by continued enrollment increases but was tempered by state cutbacks resulting in a reduction in the number of courses on state campuses. In 2003, the sales of Humanities, Social Sciences and Languages and Science, Engineering and Mathematics imprints increased. Key titles that contributed to year-to-date sales increases included: Lucas, The Art of Public Speaking, 8/e; Shier, Hole’s Human Anatomy & Physiology, 10/e; Saladin, Anatomy and

Physiology, 3/e; Mader, Biology, 8/e; Silberberg, Chemistry: The Molecular Nature of Matter and Change, 3/e; Libby, Financial Accounting, 4/e; Garrison, Managerial Accounting, 10/e; Santrock, Life-Span Development, 9/e; Brinkley, American History: A Survey, 11/e; and Shier, Hole’s Essentials of Human A&P, 8/e.

   Professional products declined as the computer and technology imprints were weak globally. In 2002, professional products also benefited from the publication of The Encyclopedia of Science and Technology, 9/e, with strong first-year sales that did not repeat in 2003.
   Higher education imprints performed well internationally, particularly in Latin America, Canada and Europe, where the local higher education publishing programs added to the strong U.S. product base. The benefit anticipated as a result of the elimination of the 13th grade in Canada did not materialize. Ontario, Canada, which accounts for 50% of Canada’s enrollment, did not experience the anticipated additions to enrollment, owing to the lack of government funding in the postsecondary sector.

Financial Services
(in millions)	2004	2003	2002

Revenue	$2,055.3	$1,769.1	$1,555.7
% increase	16.2	13.7	11.3

Operating profit	$839.4	$667.6	$560.8	(a)
% increase	25.7	19.0	31.7

% operating margin	41	38	36

(a)	Includes $14.5 million pre-tax loss on the sale of MMS International.

   The Financial Services segment operates under the Standard & Poor’s brand as one reporting unit and provides credit ratings, evaluation services, and analyses globally on corporations, financial institutions, securitized and project financings, and local, state and sovereign governments. The Financial Services segment provides a wide range of analytical and data services for investment managers and investment advisors globally. Standard & Poor’s is also a leading provider of valuation and consulting services.
   Standard & Poor’s rating services operates in four areas: corporate and government ratings (corporates and infrastructure, financial services, public finance, sovereigns and performance evaluation services), structured finance ratings, securities services and risk solutions. Securities services information-based offerings include securities classifications, securities information and securities evaluations. Risk solutions offerings focuses on delivering quantitative tools and analytics, customized services and training to the credit risk management market.
   On September 17, 2004, the Company acquired Capital IQ, a leading provider of high-impact information solutions to the global investment and financial services communities. Capital IQ was a privately held company principally owned by several leading financial institutions. Capital IQ is now a unit of the

Financial Services segment. Capital IQ’s innovative technology and data platform, and rapidly growing client base, will complement Standard & Poor’s industry-leading content covering fixed income, equities, indices and mutual funds, as well as fundamental data from our Compustat unit. The acquisition had no material impact on the segment’s results.

   In 2004, Financial Services produced double-digit revenue and operating profit growth due primarily to the performance of structured finance ratings and corporate finance (corporate finance and financial services) ratings, which represented approximately 43% and 27% of the growth in revenue, respectively. Operating margin increased to 41% from 38% in 2003.
   In 2004, favorable foreign exchange rates contributed $30.1 million to revenue and had a slightly negative impact on operating profit. International revenue for the Financial Services segment grew by 26.0% and represents 31.3% of the total revenue for the segment.
   In structured finance, the continuing favorable interest rate environment led to strong growth in the issuance of U.S. residential mortgage-backed securities (RMBS), collateralized debt obligations (CDOs) and commercial mortgage-backed securities (CMBS), both in the U.S. and Europe. The growth in corporate finance ratings is attributable to revenues from recurring fees for surveillance activities and from customers on annual fee arrangements. Bank loan ratings, counterparty credit ratings, performance evaluation services and rating evaluation services experienced higher growth rates than more traditional ratings products and contributed to the year-to-year growth as the market demand for these products increases.
   The securitization market has grown significantly over the last decade in the United States. Total U.S. structured finance new issue dollar volume increased 36.1%, driven primarily by RMBS issuance, which grew 48.8% according to Harrison Scott Publications. RMBS issuance rose to record levels in the U.S. as interest rates remained low and the drivers of mortgage origination remained favorable. These included new and existing home sales, as well as appreciation in home prices. Issuance of U.S. CMBS and U.S. CDOs increased over the prior year due primarily to the favorable interest rate environment. An improving economy, strong consumer spending, increasing investor confidence and the quality of the underlying transaction collateral in CDOs also contributed to the increases.
   In 2004, U.S. issuance levels for corporate and government issuers declined. According to Securities Data, U.S. new issue dollar volume for corporate issuers decreased 12.1% compared to the prior year. The decrease in corporate issuance was primarily due to a decline in investment grade issuance, which was down 11.6% as a result of a reduction in refinancing as issuers had already taken advantage of the low interest rate environment to refinance debt and restructure balance sheets. Strong corporate earnings and cash flows, high cash balances, as well as excess capacity, had also lessened the need for new debt financing. Although refundings increased by about 5% in 2004, increasing tax receipts resulting from an improving economy and higher interest rates led to declining issuance levels for many U.S. state and local government issuers. According to Securities Data, U.S. new issue dollar volume for public finance decreased 9.2% compared to prior year.

   International market growth was strong as the favorable trends of securitization, disintermediation and privatization continued. In Europe, issuance levels rose in 2004 with strong growth in issuance in both the corporate and structured finance sectors. Issuance by corporate entities was driven by growth in both high-yield and investment-grade issuance, while structured finance experienced solid growth in mortgage-backed securities and asset-backed securities issuance.
   On April 28, 2003, ten large investment banks reached an agreement with the Securities and Exchange Commission (SEC), the NYSE, the NASD and the New York State Attorney General to settle claims of conflicts of interest relating to equity research. The settlement includes the requirement that the firms spend $432.5 million over a five-year period to provide a minimum of three sources of independent equity research to their customers. Under the terms of the settlement, each firm is required to spend a minimum amount for this research ranging from $1.5 million to $15 million. The global research settlement was finalized on October 31, 2003. All firms were required to be in compliance by August 1, 2004. As a leading provider of independent equity research, Standard & Poor’s benefited from the higher demand for independent equity research products as a result of the settlement. During 2004, Standard & Poor’s was selected by several settlement banks and nonsettlement firms to provide independent equity research domestically and internationally.
   Conditions in the financial services marketplace continued to show improvement and demand for financial information is recovering. The segment continued to make investments in products relating to independent equity research and other new products in the areas of advisor services and indexes.
   Revenue related to Standard & Poor’s indices increased as assets under management for Exchange-Traded Funds rose 42.5% to $113.7 billion at December 31, 2004. In addition to Exchange-Traded Funds, demand for exchange-traded derivatives grew significantly in 2004, largely due to higher index option volumes on the Chicago Board Options Exchange. Other new index products launched in 2004 include:
•	Futures and options on the Standard & Poor’s/MIB indices launched on the Borsa Italiana (replaced the old MIB 30 listed derivatives) and
•	Standard & Poor’s/CITIC China index series launched in collaboration with CITIC Securities.
   The financial services industry is subject to the potential for increasing regulation in the United States and abroad. The businesses conducted by the Financial Services segment are in certain cases regulated under the U.S. Investment Advisers Act of 1940, the U.S. Securities Exchange Act of 1934 and/or the laws of the states or other jurisdictions in which they conduct business.
   Standard & Poor’s ratings services is a credit rating agency that has been designated as one of four Nationally Recognized Statistical Rating Organizations, or NRSROs, by the SEC. The SEC first began designating NRSROs in 1975 for use of their

Management’s Discussion and Analysis
Segment Review (continued)

credit ratings in the determination of capital charges for registered brokers and dealers under the SEC’s Net Capital Rule. During the last two years, the SEC has been examining the purpose of and the need for greater regulation of NRSROs. In January 2003, the SEC issued a report on the role and function of credit rating agencies in the operation of the securities markets. The report addressed issues that the SEC was required to examine under the Sarbanes-Oxley Act of 2002, as well as other issues arising from the SEC’s own review of credit rating agencies. In June 2003, the SEC solicited comments on a concept release that questioned: (1) whether the SEC should continue to designate NRSROs for regulatory purposes and, if so, what the criteria for designation should be; and (2) the level of oversight that the SEC should apply to NRSROs. As the SEC has not yet issued proposed rules or publicly announced the adoption of an alternative course of action, the Company is unable to assess the impact of any regulatory changes that may result from the SEC’s continuing review. The legal status of rating agencies has also been addressed by courts in the United States in various decisions and is likely to be considered and addressed in legal proceedings from time to time in the future.

   Outside the United States, the European Parliament has adopted resolutions requiring the European Commission to analyze the desirability of registering credit rating agencies in Europe and the need for registration criteria. The European Commission, through the Committee of European Securities Regulators, is in the process of soliciting comments on these issues from regulators and the public, including rating agencies. In addition, European Union member states are in the process of implementing the European Commission’s Market Abuse Directive, which, depending on how the directive is implemented, could affect rating agencies’ communications with issuers as part of the rating process. Local, national and multinational bodies have considered and adopted other legislation and regulations relating to credit rating agencies from time to time and are likely to continue to do so in the future.
   The International Organization of Securities Commissions (IOSCO), a global group of securities commissioners, has also been reviewing the role of rating agencies and their processes. In September 2003, IOSCO published a set of principles relating to rating agencies’ processes and procedures. On December 23, 2004, IOSCO published its Code of Conduct Fundamentals for rating agencies that builds upon the 2003 principles. Standard & Poor’s worked closely with IOSCO in its drafting of both the principles and the code. In September 2004, Standard & Poor’s also published its own code of practices that is broadly consistent with IOSCO’s code and represents a compilation of existing policies and procedures around key aspects of the ratings process.
   New legislation, regulations or judicial determinations applicable to credit rating agencies in the United States and abroad could affect Standard & Poor’s ratings’ competitive position; however, the Company does not believe that any new or currently proposed legislation, regulations or judicial determinations would have a material adverse effect on its financial condition or results of operations.

   The market for credit ratings as well as research, investment advisory and broker-dealer services is very competitive. The Financial Services segment competes domestically and internationally on the basis of a number of factors, including quality of ratings, research and investment advice, client service, reputation, price, geographic scope, range of products and technological innovation. In addition, in some of the countries in which Standard & Poor’s competes, governments may provide financial or other support to locally-based rating agencies and may from time to time establish official credit rating agencies or credit ratings criteria or procedures for evaluating local issuers.
   In 2005, the Financial Services segment expects continued growth as market conditions in the financial services sector continue to improve overall in line with the economic recovery, and the rate of growth in expenses should decline. However, growth rates are expected to decline compared to the growth rates experienced over the last several years, primarily due to the anticipated decline in U.S. RMBS issuance levels.
   Comparisons in 2005 will be more challenging as a result of the record year of growth in U.S. RMBS issuance in 2004. The Mortgage Bankers Association is forecasting a decline in mortgage originations as mortgage rates continue to rise and the rate of home price appreciation levels off. The Company anticipates that RMBS issuance will decline approximately 20% in 2005. Strong international growth and product diversification will help mitigate the anticipated decline in U.S. RMBS issuance volumes.
   In 2005, U.S. corporate issuance is anticipated to grow modestly as economic conditions improve, which will result in a need to make capital investment to increase capacity, and from an increase in merger and acquisition activity. Issuance of CDOs and CMBS are anticipated to grow both in the U.S. and Europe. The segment will continue to focus on expanding client management programs and diversifying its fee structures to make its revenue stream less interest rate sensitive. In 2005, the Financial Services segment anticipates strong growth in bank loan ratings, counterparty credit ratings, rating evaluation services and global infrastructure ratings, due to the continued market demand for these products.
   International growth will remain robust due to the favorable trends of securitization, disintermediation and privatization, and the Company will benefit from opportunities arising from the need for more independent and objective research. The Financial Services segment expects that the European Monetary Union will continue to facilitate disintermediation with borrowers obtaining increasingly more financing through the public debt markets rather than banks. This trend and the anticipated economic recovery should lead to continued growth in 2005. In the Asia-Pacific region, corporate and structured finance are expected to perform well. Japan will continue to see growth in CDOs as banks use these instruments to manage risk. Margins should improve as the segment continues to leverage its global network infrastructure.
   Conditions in the financial services marketplace will continue to show improvement and the Company anticipates growth in independent equity research products from the full year impact of the global research settlement between the SEC and ten large investment banks. Additionally, there is a potential for incremental business from existing customers as their research coverage requirements increase and from new customers added to the settlement agreement. The full-year impact of Capital IQ, which was acquired in 2004, will contribute to revenue, but will negatively impact operating profit as the segment continues to make investments to build the infrastructure required to support projected growth.

   In 2003, the Financial Services segment achieved double-digit revenue and operating profit growth. Revenue increased 13.7%, or $213.4 million, and operating profit increased 19.0% over 2002. The growth in revenue and operating profit was primarily due to the performance of structured finance ratings, and corporate and infrastructure ratings, which contributed $105.7 million and $60.9 million to the revenue growth, respectively. Operating margin increased to 38% from 36% in 2002.
   In 2003, favorable foreign exchange rates contributed $39.3 million and $14.2 million, respectively, to revenue and operating profit growth. International revenue for the Financial Services segment grew by 24.8% and represented 28.8% of the total revenue for the segment.
   In February 2003, ComStock was disposed of, and this divestiture is reflected as a discontinued operation. In September 2002, the Financial Services segment divested MMS International, which resulted in a pre-tax loss of $14.5 million and an after-tax benefit of $2.0 million, or 1 cent per diluted share. The variance between the pre-tax loss on the sale of MMS International and the after-tax benefit is the result of previous book write-downs and the inability of the Company to take a tax benefit for the write-downs until the unit was sold. MMS International accounted for a 1.9% decrease in revenue and a negligible decrease in operating profit in 2003 versus 2002.
   In structured finance, the strong growth was primarily driven by U.S. residential mortgage-backed securities issuance that benefited from the flood of refinancing activity resulting from low interest rates. According to Harrison Scott Publications, total U.S. structured finance new issue dollar volume increased 35.2%, driven by RMBS issuance, which grew 49.2%. U.S. corporate issuance grew 19.7%, driven primarily by strong high-yield issuance resulting from refinancing of existing debt as well as the need to fund new investment. New issue dollar volume in the U.S. market overall was up 22.6% due in large part to the return of investor confidence, improving credit quality, low interest rates (especially mortgage rates), and fiscal challenges experienced by many state and local governments. In Europe, new issue dollar volume rose 54.3% according to Securities Data and Harrison Scott Publications. The growth in international issuance was due primarily to structured finance as securitization is being increasingly recognized as a favorable funding source and risk management tool. Corporate issuance in Europe also experienced robust growth due to low interest rates and improving economic conditions.
   Bank loan ratings, counterparty credit ratings, and global infrastructure ratings all experienced higher growth rates than traditional ratings products.
   Standard & Poor’s is a leading provider of data, analysis and independent investment advice and recommendations. The results for these product lines were mixed, as were the results for the overall financial services industry, which experienced adverse market conditions and profit pressures during most of the first half of 2003, but began to show modest improvement during the second half of the year. Fund ratings, index-related products and services as well as company-specific information products continued to grow, despite the general decline in demand for information products, especially those related to the retail brokerage sector.
   Revenue related to Standard & Poor’s indices increased as assets under management for Exchange-Traded Funds rose to $79.8 billion at December 31, 2003, from $63.2 billion at December 31, 2002.

Information and Media Services
(in millions)	2004	2003	2002

Revenue	$799.7	$772.6	$809.5
% increase (decrease)	3.5	(4.6)	(4.3)

Operating profit	$119.3	$109.8	$118.0
% increase (decrease)	8.6	(7.0)	81.6

% operating margin	15	14	15

   The Information and Media Services segment comprises two operating groups, which include business and professional media offering information, insight and analysis: the Business-to-Business Group (comprising brands including BusinessWeek, McGraw-Hill Construction, Platts, Aviation Week, and Healthcare Information) and the Broadcasting Group.
   Information and Media Services segment revenue increased 3.5% while operating profits increased 8.6% in 2004 compared to 2003. A slight improvement in the advertising market and cost containment continued to benefit the segment. Operating margins increased to 15% from 14% in 2003. Revenue increased at the Business-to-Business Group by 2.4% and at the Broadcasting Group by 10.7%. Foreign exchange rates favorably impacted revenue growth by $0.8 million and had a negative impact on operating profit of $3.0 million.
   In 2005, the continued economic recovery, particularly in the global technology sector, should benefit BusinessWeek. Broadcasting remains an event-driven business and will be challenged by an off year in the political advertising cycle. The Broadcasting Group is negotiating new affiliation agreements with the ABC network and anticipates reduced network compensation in 2005. However, the Group expects to benefit from ABC’s improved ratings position.
   Information and Media Services segment revenue decreased 4.6% in 2003 compared to 2002. Operating profit decreased 7.0% in 2003. Revenue declined at the Business-to-Business Group by 4.4% and at the Broadcasting Group by 5.7%. The continued soft advertising market negatively impacted both groups.

Management’s Discussion and Analysis
Segment Review (continued)

Business-to-Business Group
(in millions)	2004	2003	2002

Revenue	$685.7	$669.6	$700.1
% increase (decrease)	2.4	(4.4)	(5.5)

   Revenues increased for the Business-to-Business Group as the advertising market improved. A key contributor to the improved performance is the economic recovery following the start of the Iraq war and the outbreak of SARS in 2003.
   According to the Publishers Information Bureau (PIB), advertising pages at BusinessWeek in the North American edition were up 4.2% in 2004, with one less issue for PIB purposes but the same number of issues for revenue recognition. The BusinessWeek 75th Anniversary issue was the largest issue since 2000, with 252 total pages in the North American edition. International editions, which were adversely affected by the war and SARS in 2003, had modest growth. Advertising pages were up in the Europe and Asia editions in 2004. BusinessWeek SmallBiz, which was launched in 2003, also contributed to growth.
   Geopolitical issues and demand continue to affect the U.S. energy markets. News and pricing products experienced growth as U.S. energy markets continued to be affected by natural gas supplies and the increased need for market transparency due to the volatility of crude oil prices. Increased customer demand for news and pricing products added to the subscriber base. The resulting revenue is recognized over the life of the related product subscriptions. During 2004, the segment continued to make investments to enhance product offerings in the U.S. energy markets.
   As of November 2004, total U.S. construction starts increased 9% versus prior year largely due to the continued strength in the residential building sector, which was up 16%. U.S. nonresidential construction increased 3% versus the prior year due to strengthening in commercial property types such as hotels and offices. The McGraw-Hill Construction Network, a new Web-based integrated product, which was launched late in 2003, continues to perform well, adding new customers to the subscriber base. The resulting revenue is recognized over the life of the related product subscription. Sweets file sales both domestically and in Canada were lower than in 2003. Increased competition from building product manufacturers’ in-house web sites, Internet search engines and pricing pressures negatively impacted sales.
   In 2005, the Business-to-Business Group anticipates modest growth. The BusinessWeek North American rate base will remain constant; however, published price per page is expected to increase 3.1%. Advertising volume is expected to increase year-to-year, despite two fewer issues for revenue recognition. Advertising growth for the business publications is dependent on the continued economic recovery, particularly in the global technology sector. The McGraw-Hill Construction Network is expected to continue to add customers. In the Energy sector, the marketplace will continue to be characterized by volatility within the oil and natural gas segments.
   Increased competition in Energy research and analytic products could adversely affect results.
   In 2003, the economy and business environment was unfavorable. Revenues declined 4.4% from 2002 for the Business-to-Business Group.
   In 2003, BusinessWeek’s North American edition revenue declined for a third consecutive year, and, according to the Publishers Information Bureau, advertising pages were down 9%. Weakness was experienced in the North American and International editions related to international advertisers, particularly European advertisers, due to economic and political issues and the SARS outbreak. The BusinessWeek demographic editions that were discontinued in the third quarter of 2002 negatively impacted the sales of the Business-to-Business Group.
   As of December 2003, total U.S. construction starts increased 5.3% versus the prior year, largely due to the continued strength in single-family housing. However, U.S. nonresidential construction was flat versus the prior year due to the weakness in commercial property types such as offices, healthcare facilities and warehouses. Sales to both building product manufacturers and construction contractors and service providers declined due to the weak nonresidential building sector. The discontinuation of Dodge SCAN in the latter part of 2002 also created a negative revenue comparison but improved operating margins. Competitive pressures and the weak economy reduced advertising page yields and classified pages for the construction publications; however, market share continued to grow. In 2003 the Business-to-Business Group benefited from the introduction of the McGraw-Hill Construction Network in the third quarter.
   In 2003, the fallout from Enron still negatively affected the U.S. power markets, specifically electricity and natural gas. During 2003, the aviation industry remained in economic turmoil, due to continued weakness in airline traffic, labor issues and security demands. The softness in the aviation industry resulted in decreased advertising pages. There were three fewer air shows in 2003 compared to 2002. The Singapore Air Show, which occurred in the first quarter of 2002, did not occur in 2003. Due to political tensions, the Paris Air Show was a much smaller show than previous Paris events.
   The healthcare industry continues to be weak. Fewer drug approvals have been the largest issue during the last several years. Industrywide medical advertising pages declined in 2003.
   During 2003, the Business-to-Business Group continued to take cost containment actions to soften the impact of reduced advertising revenue.

Broadcasting
(in millions)	2004	2003	2002

Revenue	$114.0	$103.0	$109.4
% increase (decrease)	10.7	(5.7)	3.6

   The Broadcasting Group operates four television stations, all ABC affiliates: VHF stations in Denver, Indianapolis and San Diego and a UHF station in Bakersfield, California.

   In 2004, the Broadcasting Group benefited from political advertising, which helped offset the loss of the Super Bowl, which was aired by ABC in 2003. Strong political advertising, particularly in the fourth quarter, resulted in year-to-date time sales increasing 12.2%. Political advertising was strong across all markets, especially Denver, where the market benefited from a hotly contested state senate race and significant presidential spending. During 2004, the rating position of the ABC network improved partially due to the new hit shows in primetime.
   National advertising time sales, excluding political time sales, decreased. While the retailing and automotive categories of advertisers contributed to growth, the consumer products, leisure time and services categories remained weak.
   In 2004, the stations continued their cost containment initiatives and to promote their local brands to improve ratings of their local newscasts.
   In 2005, the combined markets for the Broadcasting Group are expected to decline due to a loss of political advertising. The Broadcasting Group is negotiating new affiliation agreements with the ABC network and anticipates reduced network compensation in 2005. However, the Group expects to benefit from ABC’s improved ratings position.
   In 2003, the Group’s revenue decreased by 5.7%. While the airing of the Super Bowl during the first quarter of 2003 contributed positively to performance, its benefit could not offset the lack of political advertising. The weak ratings position of the ABC network, preemptions caused by war coverage and the general economic malaise also negatively impacted the performance of the stations. The services and consumer products categories of advertisers contributed to growth while the retailing, automotive and leisure time categories remained weak. Excluding political advertising, advertising time sales fell 1.9% from 2002. National advertising time sales excluding political advertising advanced, while local advertising time sales excluding political advertising declined.

Liquidity and Capital Resources
(in millions)	2004	2003

Working capital	$479.2	$262.4

Total debt	$5.1	$26.3

Gross accounts receivable	$1,261.1	$1,196.3
% increase (decrease)	5.4	(3.0)

Inventories – net	$300.5	$301.2
% (decrease)	(0.2)	(16.5)

Investment in prepublication costs	$237.8	$218.0
% increase (decrease)	9.0	(12.6)

Purchase of property and equipment	$139.0	$115.0
% increase	20.9	64.3

   The Company continues to maintain a strong financial position. The Company’s primary source of funds for operations is cash generated by operating activities. The Company’s core businesses have been strong cash generators. Income and consequently cash provided from operations during the year are significantly impacted by the seasonality of businesses, particularly educational publishing. The first quarter is the smallest, accounting for 17.5% of revenue and only 10.1% of income from continuing operations in 2004. The third quarter is the largest, accounting for 32.8% of revenue and generating over 42.9% of 2004 annual income from continuing operations. This seasonality also impacts cash flow and related borrowing patterns. The Company’s cash flow is typically negative to neutral in the first half of the year and turns positive during the third and fourth quarter. Debt financing is used as necessary for acquisitions and for seasonal fluctuations in working capital. Cash and cash equivalents were $680.6 million at December 31, 2004, a decline of $15.0 million from December 31, 2003. The Company’s subsidiaries maintain cash balances at several financial institutions located throughout the world. These cash balances are subject to normal currency exchange fluctuations. At December 31, 2004 and 2003, the Company’s overseas cash balances total $262.2 million and $177.8 million, respectively. Typically cash held outside the U.S. is anticipated to be utilized to fund international cash requirements or be reinvested outside of the United States because a significant portion of the Company’s opportunities for growth in the coming years will be abroad. However, as a result of the American Jobs Creation Act of 2004, which was enacted on October 22, 2004, the Company is considering the repatriation of foreign earnings in 2005. The Company has not yet completed evaluating the impact of the repatriation provisions (see Note 1).
   Major factors affecting the change in cash included a 23.1% decrease in cash provided by operations primarily due to several large tax payments relating to a large international tax payment and the disposition of Rock-McGraw; the acquisitions of Capital IQ and the Grow Network; cash expenditures related to prepublication costs; the repurchase of treasury shares and the payment of dividends. Proceeds from the disposition of the Company’s equity investment in Rock-McGraw, Inc., which occurred in December 2003, increased cash and negatively impacted comparisons.
   Cash flow from operations more than covered dividends, investment in publishing programs, capital expenditures, repurchases of shares, additions to technology projects and permitted the Company to reduce outstanding debt. In 2005, cash on hand, cash flow from operations and existing credit facilities are expected to be sufficient to cover any additional operating and recurring cash needs (dividends, investment in publishing programs, capital expenditures, and expected stock repurchases) into the foreseeable future.
   The Company’s working capital was $479.2 million at December 31, 2004, compared with $262.4 million at the end of 2003. The change reflects decreases in cash and cash equivalents and increases in accounts receivable, other current assets and unearned revenue, primarily from the growth in the Financial Services segment.

Management’s Discussion and Analysis
Segment Review (continued)

Cash Flow

Operating activities. Cash provided by operations decreased 23.1% to $1.1 billion in 2004. The decrease in cash provided by operating activities versus 2003 primarily relates to tax payments and an increase in accounts receivable due to increased revenue. Also contributing to cash provided from operations is effective accounts receivable management and the increase in unearned revenue, primarily attributable to the Financial Services ratings products. Included in 2003 is a dividend from Rock-McGraw, Inc. and an increase in taxes payable primarily related to the sale of Rock-McGraw, Inc.
   Accounts receivable (before reserves) increased $64.8 million, or 5.4%, primarily as a result of a 7.4% increase of revenue offset by continued improvement in the collection process for accounts receivable. This increase compares to a $36.6 million decrease in 2003 due to improved collection process for accounts receivable. The number of days sales outstanding decreased five days in 2004, eight days in 2003, and 11 days in 2002. Total inventories remained flat at $300.5 milion in 2004 and declined 16.5% in 2003 as the Company maintains its improved inventory management.
   Income taxes payable decreased by $168.2 million over the prior year as a result of higher-than-usual tax payments made in the first quarter of 2004, but accrued at December 31, 2003. These payments are attributable to the gain on the sale of the Company’s 45% equity investment in Rock-McGraw, Inc. and a large international tax payment. Also included in operating cash flow is a $20.0 million non-cash reduction of the Company’s accrued income tax liability (see Note 5).
   Investing activities. Cash used for investing activities was $646.7 million in 2004, compared to cash provided by investing activities of $137.8 million in 2003. The change over the prior year is primarily due to the difference in proceeds received from dispositions of ComStock and the 45% equity interest in Rock-McGraw, Inc. in 2003 versus the payments for acquisitions of Capital IQ and The Grow Network in 2004.
   Purchases of property and equipment totaled $139.0 million in 2004 compared with $115.0 million in 2003. Included in 2004 purchases is the purchase of a corporate aircraft for approximately $32.8 million. The Company invested in a corporate aircraft, shifting from the current charter aircraft approach to an ownership approach due in part to extensive international travel, as a result of the Company’s continued global expansion. In 2003, spending related primarily to the facilities consolidation at London’s Canary Wharf, which occurred in the first quarter of 2004. For 2005, capital expenditures are expected to be approximately $130 million.
   Additions to technology projects totaled $10.6 million in 2004, compared with $28.1 million in 2003. The decrease is primarily from the large investments made in 2003 in infrastructure for the McGraw-Hill Education segment. In 2005, additions to deferred technology projects are expected to be approximately $30 million.
   Net prepublication costs decreased $35.4 million to $428.2 million at December 31, 2004, as amortization of prior year’s investments outpaced spending. Prepublication investment totaled $237.8 million in 2004, $19.7 million more than the same period in 2003, reflecting the heavier adoption opportunities in 2005. Prepublication spending for 2005 is expected to increase to approximately $250 million as the Company begins to ramp up spending to reflect the significant adoption opportunities in key states in 2005 and beyond.
   In 2003, cash provided by investing activities was $137.8 million, compared to cash used by investing activities of $366.5 million in 2002. The decrease in cash used by investing activities is primarily due to the proceeds received from the disposition of ComStock and the 45% equity interest in Rock-McGraw, Inc., in 2003. Prepublication spending declined due to the timing of adoption cycles.
   Financing activities. Cash used for financing activities was $441.7 million in 2004, compared to $896.9 million in 2003. In 2004, the Company made net payments on commercial paper and short-term debt of $22.7 million. On a settlement basis, cash was utilized to repurchase approximately 5.1 million of treasury shares for $409.4 million in 2004. Shares repurchased under the repurchase program were used for general corporate purposes, including the issuance of shares for stock compensation plans and to offset the dilutive effect of the exercise of employee stock options that increased $139.6 million to $218.8 million in 2004.
   Cash used for financing activities was $896.9 million in 2003, compared to $781.7 million in 2002. The increase in cash used by financing activities is principally due to repayments of short-term borrowings in 2003 and increased treasury stock repurchases. Cash used for financing activities reflected net payments of $552.7 million on debt. Cash was also utilized to repurchase approximately 3.5 million shares for $216.4 million in 2003.

Outstanding Debt and Other Financing Arrangements

There were no commercial paper borrowings as of December 31, 2004, a decrease of $21.5 million from December 31, 2003. The Company had two revolving credit facility agreements, consisting of a $625 million, five-year revolving credit facility agreement and a $575 million, 364-day revolving credit facility agreement. The Company’s $575 million, 364-day revolving credit facility agreement allowed it to borrow until July 20, 2004, on which date the facility agreement terminated and the maturity of such borrowings could not be later than July 20, 2005. The Company paid a facility fee of five basis points on the 364-day facility whether or not amounts had been borrowed, and borrowings could be made at 15 basis points above the prevailing LIBOR rates. The commercial paper borrowings were also supported by a $625 million, five-year revolving credit facility, which was to expire on August 15, 2005. The Company paid a facility fee of seven basis points on the five-year credit facility whether or not amounts had been borrowed, and borrowings could be made at a spread of 13 basis points above the prevailing LIBOR rates.
   On July 20, 2004, the Company replaced the 364-day revolving credit facility agreement and five-year revolving credit facility agreement with a new five-year revolving credit facility agreement of $1.2 billion that expires on July 20, 2009. The Company pays a facility fee of seven basis points on the credit facility whether or not amounts have been borrowed, and borrowings may be made at a spread of 13 basis points above the prevailing LIBOR rates. This spread increases to 18 basis points for borrowings exceeding 50% of the total capacity available under the facility.

   All of the facilities contain certain covenants, and the only financial covenant requires that the Company not exceed indebtedness to cash flow ratio, as defined, of 4 to 1 at any time. This restriction has never been exceeded. At December 31, 2004 and 2003, there were no borrowings under any of these facilities.
   The Company also has the capacity to issue Extendible Commercial Notes (ECNs) of up to $240 million. ECNs replicate commercial paper, except that the Company has an option to extend the note beyond its initial redemption date to a maximum final maturity of 390 days. However, if exercised, such an extension is at a higher reset rate, which is at a predetermined spread over LIBOR and is related to the Company’s commercial paper rating at the time of extension. As a result of the extension option, no backup facilities for these borrowings are required. As is the case with commercial paper, ECNs have no financial covenants. There were no ECNs outstanding at December 31, 2004 and 2003.
   Under the shelf registration that became effective with the Securities and Exchange Commission in 1990, an additional $250 million of debt securities can be issued.
   In the third quarter of 2002, the Company redeemed all of the outstanding shares of $1.20 convertible preference stock. The redemption price of $40 per share, as provided by the terms of the preference stock, became payable to holders who did not otherwise convert their shares into the Company’s common stock, on September 1, 2002. Most holders elected conversion prior to redemption.

Dividends

On January 26, 2005, the Board of Directors approved an increase of 10% in the quarterly common stock dividend from $0.30 to $0.33 per share.

Share Repurchase Program

In 1999, the Board of Directors approved a stock repurchase program authorizing the purchase of up to 15 million shares, which was about 7.5% of the outstanding common stock. The Company completed the program in November 2003 after repurchasing 2.3 million shares for $135.9 million in 2003, for a total of 15 million shares totaling $855.1 million, at an average price of approximately $57.01 per share.
   On January 29, 2003, the Board of Directors approved a new stock repurchase program authorizing the purchase of up to 15 million additional shares, which was approximately 7.8% of the total shares of the Company’s outstanding common stock. The repurchased shares may be used for general corporate purposes, including the issuance of shares in connection with the exercise of employee stock options. Purchases under this program may be made from time to time on the open market and in private transactions depending on market conditions. On a trade date basis, the Company repurchased 5.0 million shares for $400.6 million in 2004 at an average price of approximately $80.13 per share. Approximately 6.1 million shares have been repurchased for $477.3 million at an average price of $77.95 under this program through December 31, 2004.

Quantitative and Qualitative Disclosure about Market Risk

The Company is exposed to market risk from changes in foreign exchange rates. The Company has operations in various foreign countries. The functional currency is the local currency for all locations, except in the McGraw-Hill Education segment, where operations that are extensions of the parent have the U.S. dollar as the functional currency. For hyper-inflationary economies, the functional currency is the U.S. dollar. In the normal course of business, these operations are exposed to fluctuations in currency values. The Company does not generally enter into derivative financial instruments in the normal course of business, nor are such instruments used for speculative purposes. The Company has no such instruments outstanding at this time.
   The Company has naturally hedged positions in most countries with a local currency perspective with offsetting assets and liabilities. The gross amount of the Company’s foreign exchange balance sheet exposure from operations is $180.4 million as of December 31, 2004. Management has estimated using an undiversified value at risk analysis with 95% certainty that the foreign exchange gains and losses should not exceed $20.5 million over the next year based on the historical volatilities of the portfolio.

Recently Issued Accounting Standards

See Note 1 to the Company’s Consolidated Financial Statements for disclosure of the impact that recently issued accounting standards will have on the Company’s financial statements.

Contractual Obligations, Commitments, Guarantees and Off-Balance Sheet Arrangements

The Company has various contractual obligations, which are recorded as liabilities in the consolidated financial statements. Other items, such as certain purchase commitments and other executory contracts are not recognized as liabilities in the consolidated financial statements but are required to be disclosed. For example, the Company is contractually committed to acquire broadcast programming and make certain minimum lease payments for the use of property under operating lease agreements.
   The Company believes that the amount of cash and cash equivalents on hand, cash flow expected from operations and availability under its credit facilities will be adequate for the Company to execute its business strategy and meet anticipated requirements for lease obligations, capital expenditures, working capital and debt service for 2005.

Management’s Discussion and Analysis
Contractual Obligations, Commitments, Guarantees and Off-Balance Sheet Arrangements (continued)

   The following table summarizes the Company’s significant contractual obligations and commercial commitments at December 31, 2004, over the next several years. Additional details regarding these obligations are provided in the Notes to the Consolidated Financial Statements, as referenced in the footnotes to the table:

Contractual Cash Obligations
(in millions)	Total	Less than 1 Year	1–3 Years	4–5 Years	After 5 Years

Outstanding debt(1)	$5.1	$4.6	$0.5	$–	$–
Operating leases(2)	1,905.9	147.9	265.2	238.9	1,253.9
Pension and postretirement obligations(3)	176.9	29.4	29.0	31.3	87.2
Paper and other printing services(4)	813.0	245.3	495.4	72.3	–
Purchase obligations	83.3	57.0	19.9	6.4	–
Other contractual obligations(5,6)	45.6	22.2	15.6	5.9	1.9
Unconditional purchase obligations(7)	32.0	22.1	9.9	–	–

Total contractual cash obligations	$3,061.8	$528.5	$835.5	$354.8	$1,343.0

(1)	The Company’s long-term debt obligations are described in Note 3 of the Notes to the Consolidated Financial Statements.

(2)	The Company’s operating lease obligations are described in Note 6 of the Notes to the Consolidated Financial Statements. Amounts shown include taxes and escalation.

(3)	The Company pension and postretirement medical benefit plans are described in Notes 9 and 10 of the Notes to the Consolidated Financial Statements.

(4)	Included in the category of paper and other printing services are contracts to purchase paper and printing services. Except for deposits that may be required pursuant to the contracts, these obligations are not recorded in the Company’s Consolidated Financial Statements until contract payment terms take effect. The obligations are subject to change based on, among other things, the effect of governmental laws and regulations, and the Company’s manufacturing operations operating outside the normal course of business and paper availability.

(5)	The Company has various contractual commitments for the purchase of broadcast rights for various television programming.

(6)	The Company’s commitments under creative talent agreements include obligations to producers, sports personnel, executives and television personalities.

(7)	A significant portion of the Company’s unconditional purchase obligations represents a revenue commitment for contracts with AT&T for data and voice transport, AT&T wireless, MCI, AT&T Optical Network, AT&T MRS and Verizon Wireless.

“Safe Harbor” Statement Under the Private Securities Litigation Reform Act of 1995

This section, as well as other portions of this document, includes certain forward-looking statements about the Company’s businesses, new products, sales, expenses, cash flows and operating and capital requirements. Such forward-looking statements include, but are not limited to: the strength and sustainability of the U.S. and global economy; Educational Publishing’s level of success in 2005 adoptions and enrollment and demographic trends; the level of educational funding; the level of education technology investments; the strength of Higher Education, Professional and International publishing markets and the impact of technology on them; the level of interest rates and the strength of the economic recovery, profit levels and the capital markets in the U.S. and abroad; the level of success of new product development and global expansion and strength of domestic and international markets; the demand and market for debt ratings, including mortgage and asset-backed securities; the regulatory environment affecting Standard & Poor’s; the level of merger and acquisition activity in the U.S. and abroad; the strength of the domestic and international advertising markets; the volatility of the energy marketplace; the contract value of public works, manufacturing and single-family unit construction; the level of political advertising; and the level of future cash flow, debt levels, product-related manufacturing expenses, pension income/ (expense), distribution expenses, postal rates, amortization and depreciation expense, income tax rates, capital, technology and other expenditures and prepublication cost investment.
   Actual results may differ materially from those in any forward-looking statements because any such statements involve risks and uncertainties and are subject to change based upon various important factors, including, but not limited to, worldwide economic, financial, political and regulatory conditions; currency and foreign exchange volatility; the health of capital and equity markets, including future interest rate changes; the implementation of an expanded regulatory scheme affecting Standard & Poor’s ratings and services; the level of funding in the education market (both domestically and internationally); the pace of recovery of the economy and in advertising; continued investment by the construction, computer and aviation industries; the successful marketing of new products, and the effect of competitive products and pricing.

Consolidated Statement of Income

Years ended December 31 (in thousands, except per-share data)	2004	2003	2002

Revenue (Notes 1 and 4)
Product revenue	$2,516,081	$2,477,026	$2,457,279
Service revenue	2,734,457	2,413,294	2,250,414

Total Revenue	5,250,538	4,890,320	4,707,693

Expenses
Operating related
Product	1,176,671	1,189,573	1,201,323
Service	869,974	828,877	813,654

Operating Related Expenses	2,046,645	2,018,450	2,014,977

Selling and general
Product	957,713	918,089	886,058
Service	946,843	848,460	763,026

Selling and General Expenses	1,904,556	1,766,549	1.649,084

Depreciation (Note 1)	92,177	82,826	86,818
Amortization of intangibles (Note 12)	32,470	32,971	36,270

Total Expenses	4,075,848	3,900,796	3,787,149
Other income (expense) — net (Notes 2 and 13)	—	147,850	(632)

Income from Operations	1,174,690	1,137,374	919,912

Interest expense	5,785	7,097	22,517

Income from Continuing Operations Before Taxes on Income	1,168,905	1,130,277	897,395
Provision for taxes on income (Note 5)	412,495	442,466	325,429

Income from Continuing Operations	756,410	687,811	571,966

Discontinued Operations (Note 2):
Earnings from operations of discontinued components:
ComStock (including gain on disposal of $86,953 in 2003)	—	87,490	8,827
Income tax expense	—	30,304	3,310

Earnings from discontinued operations	—	57,186	5,517

Juvenile retail publishing business (including loss on the 2003 recorded disposition of $75,919)	(931)	(81,058)	(1,157)
Income tax benefit	(344)	(23,711)	(434)

Loss from discontinued operations	(587)	(57,347)	(723)

(Loss)/earnings from discontinued operations	(587)	(161)	4,794

Net Income	$755,823	$687,650	$576,760

Basic Earnings Per Common Share (Note 11)
Income from continuing operations	$3.98	$3.61	$2.97
Net income	$3.98	$3.61	$2.99

Diluted Earnings Per Common Share (Note 11)
Income from continuing operations	$3.92	$3.58	$2.94
Net income	$3.92	$3.58	$2.96

See accompanying notes.

Consolidated Balance Sheet

December 31 (in thousands, except per-share data)	2004	2003

Assets
Current Assets
Cash and equivalents (Note 1)	$680,623	$695,591
Accounts receivable (net of allowances for doubtful accounts and sales returns: 2004 - $209,668; 2003 - $239,824 (Note 1)	1,051,438	956,439

Inventories: (Note 1)
Finished goods	265,371	273,097
Work-in-process	15,255	12,944
Paper and other materials	19,833	15,146

Total inventories	300,459	301,187
Deferred income taxes (Note 5)	258,157	226,068
Prepaid and other current assets (Note 1)	157,153	76,867

Total current assets	2,447,830	2,256,152

Prepublication Costs: (net of accumulated amortization: 2004 - $1,074,645; 2003 - $1,037,142) (Note 1)	428,205	463,635
Investments and Other Assets
Prepaid pension expense (Note 9)	299,792	288,244
Other	220,611	215,732

Total investments and other assets	520,403	503,976

Property and Equipment — At Cost
Land	13,510	13,658
Buildings and leasehold improvements	369,355	379,779
Equipment and furniture	812,927	737,989

Total property and equipment	1,195,792	1,131,426
Less — accumulated depreciation	682,726	664,098

Net property and equipment	513,066	467,328

Goodwill and Other Intangible Assets (Notes 1 and 12)
Goodwill — net	1,505,340	1,239,877
Copyrights — net	228,502	244,869
Other intangible assets — net	219,643	188,933

Net goodwill and other intangible assets	1,953,485	1,673,679

Total Assets	$5,862,989	$5,364,770

See accompanying notes.

	2004	2003

Liabilities and Shareholders’ Equity
Current Liabilities
Notes payable (Note 3)	$4,613	$25,955
Accounts payable	318,301	306,157
Accrued royalties	125,552	121,047
Accrued compensation and contributions to retirement plans	411,330	352,061
Income taxes currently payable	78,776	246,943
Unearned revenue (Note 1)	719,948	595,418
Deferred gain on sale leaseback (Note 13)	7,516	7,516
Other current liabilities (Note 1)	302,626	338,637

Total current liabilities	1,968,662	1,993,734

Other Liabilities
Long-term debt (Note 3)	513	389
Deferred income taxes (Note 5)	232,081	171,187
Accrued postretirement healthcare and other benefits (Note 10)	164,021	168,051
Deferred gain on sale leaseback (Note 13)	197,267	204,783
Other non-current liabilities	315,932	269,575

Total other liabilities	909,814	813,985

Total liabilities	2,878,476	2,807,719

Commitments and Contingencies (Note 6)

Shareholders’ Equity (Notes 7 and 8)
Common stock, $1 par value: authorized - 300,000,000 shares; issued 205,854,664 in 2004; and 205,854,086 shares in 2003, respectively	205,855	205,854
Additional paid-in capital	113,843	86,501
Retained income	3,680,852	3,153,195
Accumulated other comprehensive income	(32,255)	(69,524)

Less — Common stock in treasury — at cost (16,041,205 in 2004 and 15,457,880 shares in 2003)	963,751	801,062
Unearned compensation on restricted stock	20,031	17,913

Total shareholders’ equity	2,984,513	2,557,051

Total Liabilities and Shareholders’ Equity	$5,862,989	$5,364,770

Consolidated Statement of Cash Flows

Years ended December 31 (in thousands)	2004	2003	2002

Cash Flow from Operating Activities
Net income	$755,823	$687,650	$576,760
Dividend from Rock-McGraw, Inc.	—	103,500	—
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	92,268	83,953	89,589
Amortization of intangibles	32,470	33,739	38,789
Amortization of prepublication costs	267,975	285,487	280,393
Provision for losses on accounts receivable	7,796	29,839	33,024
Loss on sale of MMS International	—	—	14,534
Gain on sale of S&P ComStock	—	(86,953)	—
Loss on disposition of juvenile retail publishing business, primarily goodwill impairment	—	75,919	—
Gain on sale of Rock-McGraw, Inc.	—	(131,250)	—
Other	9,338	(12,468)	(9,618)
Change in assets and liabilities net of effect of acquisitions and dispositions:
(Increase)/decrease in accounts receivable and inventory	(126,980)	77,055	61,623
(Increase)/decrease in prepaid and other current assets	(80,828)	18,927	7,185
Increase in accounts payable and accrued expenses	52,664	32,692	4,373
Increase/(decrease) in unearned revenue and other current liabilities	104,068	51,451	(56,149)
(Decrease)/increase in interest and income taxes currently payable	(106,800)	169,935	18,475
Net change in deferred income taxes	28,664	(50,017)	64,492
Net change in other assets and liabilities	27,014	12,886	18,921

Cash provided by operating activities	1,063,472	1,382,345	1,142,391

Investing Activities
Investment in prepublication costs	(237,760)	(218,049)	(249,317)
Purchase of property and equipment	(139,003)	(114,984)	(70,019)
Acquisition of businesses and equity interests	(306,232)	(3,678)	(19,310)
Proceeds from disposition of property, equipment and businesses	46,904	502,665	24,304
Additions to technology projects	(10,623)	(28,145)	(55,477)
Other	—	—	3,299

Cash (used for)/provided by investing activities	(646,714)	137,809	(366,520)

Financing Activities
Dividends paid to shareholders	(228,166)	(206,543)	(197,016)
(Payments)/additions to commercial paper and other short-term debt — net	(22,718)	(552,719)	(478,501)
Repurchase of treasury shares	(409,350)	(216,356)	(183,111)
Exercise of stock options	218,791	79,162	77,465
Other	(302)	(408)	(575)

Cash used for financing activities	(441,745)	(896,864)	(781,738)

Effect of Exchange Rate Changes on Cash	10,019	14,115	10,518

Net change in cash and equivalents	(14,968)	637,405	4,651
Cash and equivalents at beginning of year	695,591	58,186	53,535

Cash and Equivalents at End of Year	$680,623	$695,591	$58,186

See accompanying notes.

Consolidated Statement of Shareholders’ Equity

							Less -
					Accumulated	Less -	unearned
	$1.20		Additional		other	common stock	compensation
	preference	Common	paid-in	Retained	comprehensive	in treasury	on restricted
(in thousands, except per-share data)	$10par	$1par	capital	income	income	at cost	stock	Total

Balance at December 31, 2001	$13	$205,839	$ 64,638	$2,292,342	$(126,860)	$ 566,775	$15,312	$1,853,885

Net income	—	—	—	576,760	—	—	—	576,760
Other comprehensive income (Note 1)	—	—	—	—	22,895	—	—	22,895

Comprehensive Income								599,655
Dividends ($1.02 per share)	—	—	—	(197,016)	—	—	—	(197,016)
Share repurchases	—	—	—	—	—	183,111	—	(183,111)
Employee stock plans	—	—	14,737	—	—	(80,298)	2,751	92,284
Other	(13)	14	35	—	—	(89)	—	125

Balance at December 31, 2002	—	205,853	79,410	2,672,086	(103,965)	669,499	18,063	2,165,822

Net income	—	—	—	687,650	—	—	—	687,650
Other comprehensive income (Note 1)	—	—	—	—	34,441	—	—	34,441

Comprehensive Income								722,091
Dividends ($1.08 per share)	—	—	—	(206,543)	—	—	—	(206,543)
Share repurchases	—	—	—	—	—	230,837	—	(230,837)
Employee stock plans	—	—	7,047	—	—	(99,176)	(150)	106,373
Other	—	1	44	2	—	(98)	—	145

Balance at December 31, 2003	—	205,854	86,501	3,153,195	(69,524)	801,062	17,913	2,557,051

Net income	—	—	—	755,823	—	—	—	755,823
Other comprehensive income (Note 1)	—	—	—	—	37,269	—	—	37,269

Comprehensive Income								793,092
Dividends ($1.20 per share)	—	—	—	(228,166)	—	—	—	(228,166)
Share repurchases	—	—	—	—	—	400,629	—	(400,629)
Employee stock plans	—	—	27,218	—	—	(237,350)	2,118	262,450
Other	—	1	124	—	—	(590)	—	715

Balance at December 31, 2004	$ —	$205,855	$113,843	$3,680,852	$ (32,255)	$ 963,751	$20,031	$2,984,513

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
   Cash and cash equivalents. Cash and cash equivalents include highly liquid investments with original maturities of three months or less and consist primarily of money market funds and time deposits. Such investments are stated at cost, which approximates market value and were $680.6 million and $695.6 million at December 31, 2004 and 2003, respectively. These investments are not subject to significant market risk.
   Inventories. Inventories are stated at the lower of cost (first-in, first-out) or market. A significant estimate in the McGraw-Hill Education segment is the reserve for inventory obsolescence. The reserve is based upon management’s assessment of the marketplace of products in demand as compared to the number of units currently on hand. Should the estimate for inventory obsolescence for the Company vary by one percentage point, it would have an approximate $4.5 million impact on operating profit.
   Prepublication costs. Prepublication costs, principally outside preparation costs, are amortized from the year of publication over their estimated useful lives, one to five years, using either an accelerated or the straight-line method. The majority of the programs are amortized using an accelerated methodology. The Company periodically evaluates the amortization methods, rates, remaining lives and recoverability of such costs, which are sometimes dependent upon program acceptance by state adoption authorities, based on expected undiscounted cash flows. If the annual prepublication amortization varied by one percentage point, the consolidated amortization expense would have changed by approximately $3.0 million.
   Investment in Rock-McGraw, Inc. Rock-McGraw, Inc. owns the Company’s headquarters building in New York City. Rock-McGraw was owned 45% by the Company and 55% by Rockefeller Group, Inc. The Company accounted for this investment under the equity method of accounting. In December 2003, the Company sold its 45% equity investment in Rock-McGraw, Inc. (see Note 13).
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

Upon such an occurrence, recoverability of assets to be held and used is measured by comparing the carrying amount of an asset to forecasted undiscounted future net cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. For long-lived assets held for sale, assets are written down to fair value, less cost to sell. Fair value is determined based on discounted cash flows, appraised values or management’s estimates, depending upon the nature of the assets. There were no impairments of long-lived assets, as of December 31, 2004, 2003 and 2002, with the exception of the Landoll, Frank Schaffer and related juvenile retail publishing businesses (juvenile retail publishing business), which was adjusted to fair value less cost to sell as of December 31, 2003, as a result of the disposition (see Note 12).

   Goodwill and other intangible assets. Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. As of December 31, 2004 and 2003, goodwill and other indefinite lived intangible assets that arose from acquisitions was $1.5 billion and $1.3 billion, respectively. On January 1, 2002, the Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” Under SFAS No. 142, goodwill and other intangible assets with indefinite lives are not amortized, but instead are tested for impairment annually, or, if certain circumstances indicate a possible impairment may exist, in accordance with the provisions of SFAS No. 142. The Company evaluates the recoverability of goodwill and indefinite lived intangible assets using a two-step impairment test approach at the reporting unit level. In the first step the fair value for the reporting unit is compared to its book value including goodwill. In the case that the fair value of the reporting unit is less than the book value, a second step is performed which compares the implied fair value of the reporting unit’s goodwill to the book value of the goodwill. The fair value for the goodwill is determined based on the difference between the fair values of the reporting units and the net fair values of the identifiable assets and liabilities of such reporting units. If the fair value of the goodwill is less than the book value, the difference is recognized as an impairment. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to the estimated residual values and reviewed for impairment in accordance with SFAS No. 144 (see Note 12). The Company performed its impairment assessment on long-lived assets, including intangible assets and goodwill, in accordance with the methods prescribed above. The Company concluded that no impairment existed in 2004.
   Receivable from/payable to broker-dealers and dealer banks. A former subsidiary of J.J. Kenny Co. acted as an undisclosed agent in the purchase and sale of municipal securities for broker-dealers and dealer banks. The Company had matched purchase and sale commitments of $109.1 million at December 31, 2003. Only those transactions not closed at the settlement date are reflected in the balance sheet as a component of other current assets and liabilities.

   Foreign currency translation. The Company has operations in various foreign countries. The functional currency is the local currency for all locations, except in the McGraw-Hill Education segment where operations that are extensions of the parent have the U.S. dollar as functional currency. In the normal course of business these operations are exposed to fluctuations in currency values. Assets and liabilities are translated using current exchange rates, except certain accounts of units whose functional currency is the U.S. dollar, and translation adjustments are accumulated in a separate component of shareholders’ equity. Revenue and expenses are translated at average monthly exchange rates. Inventory, prepublication costs and property and equipment accounts of units whose functional currency is the U.S. dollar are translated using historical exchange rates. Any translation adjustments, from monetary assets and liabilities for units whose functional currency is the U.S. dollar, are charged and credited to income.
   Revenue. Revenue is recognized when goods are shipped to customers or services are rendered. Units whose revenue is principally from service contracts record revenue as earned. The Company considers amounts to be earned once evidence of an arrangement has been obtained, services are delivered, fees are fixed or determinable, and collectibility is reasonably assured. Revenue relating to products that provide for more than one deliverable is recognized based upon the relative fair value to the customer of each deliverable as each deliverable is provided. Revenue relating to agreements that provide for more than one service is recognized based upon the relative fair value to the customer of each service component and as each component is earned. If the fair value to the customer for each service is not objectively determinable, revenue is recorded as unearned and recognized ratably over the service period. Fair value is determined for each service component through a bifurcation analysis that relies upon the pricing of similar cash arrangements that are not part of the multi-element arrangement. Advertising revenue is recognized when the page is run or the spot is aired. Subscription income is recognized over the related subscription period.
   Product revenue comprises the revenue from the McGraw-Hill Education segment and the circulation revenue from the Information and Media Services segment and represents educational products, primarily books and magazines. Service revenue represents the revenue of the Financial Services segment and the remaining revenue of the Information and Media Services segment and represents information-related services and advertising.
   Shipping and handling costs. In accordance with Emerging Issues Task Force Issue 00-10, “Accounting for Shipping and Handling Fees and Costs,” all amounts billed to customers in a sales transaction for shipping and handling are classified as revenue. In 2004, all prior periods were reclassified to comply with the classification guidelines of this issue. The effect on revenue for the years ended December 31, 2004, 2003 and 2002, was $62.5 million, $62.5 million and $67.5 million, respectively.
   Depreciation. The costs of property and equipment are depreciated using the straight-line method based upon the following estimated useful lives: Buildings and leasehold improvements — 15 to 40 years; Equipment and furniture — three to 10 years.
   Advertising expense. The cost of advertising is expensed as incurred. The Company incurred $88.8 million, $85.8 million and $92.1 million in advertising costs in 2004, 2003 and 2002, respectively.
   Accounts receivable. Credit is extended to customers based upon an evaluation of the customer’s financial condition. Accounts receivable are recorded at net realizable value.
   Allowance for doubtful accounts and sales returns. The accounts receivable reserve methodology is based on historical analysis and a review of outstanding balances. The impact on the operating profit for a one percentage point change in the allowance for doubtful accounts is $13.0 million. A significant estimate in the McGraw-Hill Education segment, and particularly within the Higher Education, Professional and International Group, is the allowance for sales returns, which is based on the historical rate of return and current market conditions. The impact on the operating profit for a one percentage point change in the allowance for sales returns is $10.0 million.
   Stock-based compensation. As permitted by SFAS No. 123, “Accounting for Stock-Based Compensation,” the Company measures compensation expense for its stock-based employee compensation plans using the intrinsic method prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees.” As required by SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure,” an amendment to SFAS No.123, the following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation:

(in thousands, except earnings per share)
Years Ended December 31,	2004	2003	2002

Net income, as reported	$755,823	$687,650	$576,760
Stock-based compensation cost included in net income, net of tax	$28,870	$9,182	$12,984
Fair value of stock-based compensation cost, net of tax	$(62,319)	$(52,320)	$(63,113)

Pro forma net income	$722,374	$644,512	$526,631

Basic earnings per common share
As reported	$3.98	$3.61	$2.99
Pro forma	$3.81	$3.38	$2.73
Diluted earnings per common share
As reported	$3.92	$3.58	$2.96
Pro forma	$3.75	$3.35	$2.71

Basic weighted average shares outstanding	189,844	190,492	192,888
Diluted weighted average shares outstanding	192,912	192,005	194,573

   The fair value of each option grant was estimated on the date of the grant using the Black-Scholes option-pricing model, using the following assumptions:

	2004	2003	2002

Risk-free average interest rate	2.9%	2.9%	5.1%
Dividend yield	1.6%	1.8%	1.6%
Volatility	17%	22%	29%
Expected life	5 years	5 years	5 years

   Comprehensive income. The following table is a reconciliation of the Company’s net income to comprehensive income for the years ended December 31:

(in thousands)	2004	2003	2002

Net income	$755,823	$687,650	$576,760
Other comprehensive income:
Foreign currency translation adjustments	37,269	34,441	22,895

Comprehensive income	$793,092	$722,091	$599,655

   Recent accounting pronouncements. On December 16, 2004, the FASB issued Statement No. 123 (revised 2004), Share-Based Payment (Statement 123(R)), which replaces Statement No. 123, “Accounting for Stock-Based Compensation,” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” Statement 123 (R) requires all companies to measure compensation cost for all share-based payments (including employee stock options) at fair value and recognize the cost in the financial statements beginning with the first interim or annual reporting period that begins after June 15, 2005. The pro forma disclosures previously permitted under Statement 123 will no longer be an alternative to financial statement recognition. The Company is required to adopt Statement 123(R) beginning July 1, 2005. This statement applies to all awards granted after the date of adoption and to awards modified, repurchased, or cancelled after that date. The cumulative effect of initially applying Statement 123(R), if any, is recognized as of the date of adoption.
   The Company is required to apply Statement 123(R) using a modified version of prospective application. Under that transition method, compensation cost is recognized on or after the date of adoption for the portion of outstanding awards, for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated under Statement 123 for pro forma disclosures. For periods before the date of adoption, the Company may elect to apply a modified version of retrospective application under which financial statements for prior periods are adjusted on a basis consistent with the pro forma disclosures required for those periods by Statement 123. The Company is currently evaluating the impact of the statement.
   On December 21, 2004, the FASB issued FASB Staff Position (FSP) No. 109-2, “Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004” (FSP 109-2). FSP 109-2 provides guidance under FASB Statement No. 109,

“Accounting for Income Taxes,” with respect to recording the potential impact of the repatriation provisions of the American Jobs Creation Act of 2004 (the Jobs Act) on enterprises’ income tax expense and deferred tax liability. The Jobs Act was enacted on October 22, 2004. FSP 109-2 states that an enterprise is allowed time beyond the financial reporting period of enactment to evaluate the effect of the Jobs Act on its plan for reinvestment or repatriation of foreign earnings for purposes of applying FASB Statement No. 109. The Company has not yet completed evaluating the impact of the repatriation provisions. Accordingly, as provided for in FSP 109-2, the Company has not adjusted its tax expense or deferred tax liability to reflect the repatriation provisions of the Jobs Act.

   Reclassification. Certain prior year amounts have been reclassified for comparability purposes.

2. Acquisitions and Dispositions

Acquisitions. In 2004, the Company paid $306.2 million for the acquisition of four businesses, principally Capital IQ and The Grow Network, and for purchase price adjustments from its prior years’ acquisitions. In 2003, the Company paid $3.7 million for the acquisition of one business and for purchase price adjustments from its prior years’ acquisitions. In 2002, the Company paid $19.3 million for the acquisition of seven businesses, principally Open University Press, Reality Based Learning and Bredex Corporation. All of these acquisitions were accounted for under the purchase method. Intangible assets recorded for all current transactions are amortized using the straight-line method for periods not exceeding 15 years. In accordance with SFAS 142, no goodwill amortization was recorded.
   Non-cash investing activities. Liabilities assumed in conjunction with the acquisition of businesses are as follows:

(in millions)	2004	2003	2002

Fair value of assets acquired	$333.7	$4.1	$20.9
Cash paid (net of cash acquired)	306.2	3.7	19.3

Liabilities assumed	$27.5	$0.4	$1.6

   Dispositions. In January 2004, the Company sold the juvenile retail publishing business, which was part of the McGraw-Hill Education segment’s School Education Group. The juvenile retail publishing business produced consumer-oriented learning products for sale through educational dealers, mass merchandisers, bookstores and e-commerce. This business was selected for divestiture as it no longer fit within the Company’s strategic plans. The market was considered to have limited future growth potential, unique sales channels and low profit margins and would have required significant investment to achieve the limited growth potential.
   As of December 31, 2003, in accordance with Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the Company reviewed the carrying value of the juvenile retail publishing business’s net assets and adjusted the net assets to their fair market value less cost to sell. Accordingly, the

Company recognized impairments to the carrying value of these net assets of approximately $75.9 million ($54.1 million after-tax, or 28 cents per diluted share) in 2003. Approximately $70.1 million of that charge was a write-off of goodwill and intangibles.
   As a result of the Company’s disposition of the juvenile retail publishing business, the results of these businesses are reflected as discontinued operations for all periods presented. In 2003, the disposition and results of operations resulted in a loss of $81.1 million ($57.3 million after-tax, or 30 cents per diluted share). The revenue recorded from the juvenile retail publishing business for the years ended December 31, 2004, 2003 and 2002, was $3.9 million, $66.6 million and $82.1 million, respectively. Operating results for the years ended December 31, 2004, 2003 and 2002, were negligible.
   In February 2003, the Company divested S&P ComStock (ComStock), the real-time market data unit of Standard & Poor’s. The sale resulted in a gain of $87.0 million ($56.8 million after-tax, or 30 cents per diluted share) recorded as discontinued operations. ComStock was formerly part of the Financial Services segment. The sale of ComStock to Interactive Data Corporation resulted in $115.0 million in cash, an after-tax cash flow impact of $78.7 million, and a reduction in net assets of $28.0 million, which includes a reduction in net goodwill and intangible assets of $14.3 million. In 2003, the disposition and results of operations for the period contributed $87.5 million pre-tax ($57.2 million after-tax, or 30 cents per diluted share). The revenue recorded from ComStock for the years ended December 31, 2003 and 2002, was $11.1 million and $65.4 million, respectively. Operating results for the years ended December 31, 2003 and 2002, were $0.3 million and $5.5 million, respectively.
   In 2002, the Company sold MMS International and recognized a pre-tax loss of $14.5 million ($2.0 million after-tax benefit, or 1 cent per diluted share). The variance between the pre-tax loss and the after-tax benefit is the result of previous book write-downs and the inability of the Company to take a tax benefit for the write-downs until the unit was sold.

3. Debt and Other Commitments

At December 31, 2004, the Company had total borrowings of $5.1 million, primarily short-term notes payable.
   Long-term debt was $0.5 million and $0.4 million, as of December 31, 2004 and 2003, respectively. The carrying amount of the Company’s borrowings approximates fair value. The Company paid interest on its debt totaling $0.4 million in 2004, $6.1 million in 2003 and $22.2 million in 2002.
   The Company had two revolving credit facility agreements, consisting of a $625 million, five-year revolving credit facility agreement and a $575 million, 364-day revolving credit facility agreement. The Company’s $575 million, 364-day revolving credit facility agreement, allowed it to borrow until July 20, 2004, on which date the facility agreement terminated and the maturity of such borrowings could not be later than July 20, 2005. The Company paid a facility fee of five basis points on the 364-day facility agreement whether or not amounts had been borrowed, and borrowings could be made at 15 basis points above the prevailing LIBOR rates. The commercial paper borrowings were also supported by a $625 million, five-year revolving credit facility, which was to expire on August 15, 2005. The Company paid a facility fee of seven basis points on the five-year credit facility agreement whether or not amounts had been borrowed, and borrowings could be made at a spread of 13 basis points above the prevailing LIBOR rates.
   On July 20, 2004, the Company replaced the 364-day revolving credit facility agreement and five-year revolving credit facility agreement with a new five-year revolving credit facility agreement of $1.2 billion that expires on July 20, 2009. The Company pays a facility fee of seven basis points on the credit facility agreement whether or not amounts have been borrowed, and borrowings may be made at a spread of 13 basis points above the prevailing LIBOR rates. This spread increases to 18 basis points for borrowings exceeding 50% of the total capacity available under the facility.
   All of the facilities contain certain covenants, and the only financial covenant requires that the Company not exceed indebtedness to cash flow ratio, as defined, of 4 to 1 at any time. This restriction has never been exceeded. At December 31, 2004 and 2003, there were no borrowings under any of the facilities.
   The Company also has the capacity to issue Extendible Commercial Notes (ECNs) of up to $240 million. ECNs replicate commercial paper, except that the Company has an option to extend the note beyond its initial redemption date to a maximum final maturity of 390 days. However, if exercised, such an extension is at a higher reset rate, which is at a predetermined spread over LIBOR and is related to the Company’s commercial paper rating at the time of extension. As a result of the extension option, no backup facilities for these borrowings are required. As is the case with commercial paper, ECNs have no financial covenants. There were no ECNs outstanding at December 31, 2004 and 2003.
   Under a shelf registration that became effective with the Securities and Exchange Commission in 1990, an additional $250 million of debt securities can be issued.
   As of December 31, 2004, the Company’s unconditional purchase obligations payments for each of the years 2005 through 2008 and thereafter are approximately $22.1 million, $8.7 million, $1.2 million, $0 million and $0 million, respectively.

4. Segment Reporting and Geographic Information

The Company has three reportable segments: McGraw-Hill Education, Financial Services and Information and Media Services. The McGraw-Hill Education segment is one of the premier global educational publishers. This segment comprises two operating groups: the School Education Group, serving the elementary and high school (el-hi) markets and the Higher Education, Professional and International Group, serving the college, professional, international and adult education markets. In January 2004, the Company divested Landoll, Frank Schaffer and related juvenile retail publishing businesses, which were part of the McGraw-Hill Education segment. In accordance with SFAS No. 144, the results of these businesses are reflected as discontinued operations

(see Note 2). In accordance with Emerging Issues Task Force Issue 00-10, “Accounting for Shipping and Handling Fees and Costs,” all amounts billed to customers in a sales transaction for shipping and handling are classified as revenue. All prior periods have been reclassified to comply with the classification guidelines of this issue (see Note 1).
   The Financial Services segment operates under the Standard & Poor’s brand as one reporting unit and provides credit ratings, evaluation services, and analyses globally on corporations, financial institutions, securitized and project financings, and local, state and sovereign governments. The Financial Services segment provides a wide range of analytical and data services for investment managers and investment advisors globally. In February 2003, the Company divested S&P ComStock, which was formerly part of the Financial Services segment. S&P ComStock is reflected as a discontinued operation on the face of the income statement (see Note 2).
   The Information and Media Services segment includes business and professional media, offering information insight and analysis and consists of two operating Groups, the Business-to-Business Group (including such brands as BusinessWeek, McGraw-Hill Construction, Platts, Aviation Week, and Healthcare Information) and the Broadcasting Group, which operates four television stations, all ABC affiliates.
   Information as to the operations of the three segments of the Company is set forth below based on the nature of the products and services offered. The Executive Committee, comprising the Company’s principal corporate executives, is the Company’s chief operating decision maker and evaluates performance based primarily on operating profit. The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies (see Note 1).
   The operating profit adjustments listed below relate to the operating results of the corporate entity, which is not considered an operating segment and includes all corporate expenses (income) of $124.1 million, $(38.2) million and $91.9 million, and interest expense of $5.8 million, $7.1 million and $22.5 million, of the Company for years ended December 31, 2004, 2003 and 2002, respectively. Included in corporate income for 2003 is the gain from sale of Rock-McGraw, Inc. of $131.3 million (see Note 13). Corporate assets consist principally of cash and equivalents, investment in Rock-McGraw, Inc., prepaid pension expense, deferred income taxes and leasehold improvements related to subleased areas.
   Foreign operating profit from our continuing businesses was $299.9 million, $219.1 million and $188.5 million in 2004, 2003 and 2002, respectively. Foreign revenue, operating profit and long-lived assets include operations in 36 countries. The Company does not have operations in any foreign country that represent more than 5% of its consolidated revenue. Transfers between geographic areas are recorded at agreed upon prices and intercompany revenue and profit are eliminated.

   All income statement categories have been restated to exclude the results of discontinued operations. Segment information for the years ended December 31, 2004, 2003, and 2002 is as follows:

			Information
	McGraw-Hill	Financial	and Media	Segment		Consolidated
(in millions)	Education	Services	Services	Totals	Adjustments	Total

2004
Revenue	$2,395.5	$2,055.3	$799.7	$5,250.5	$—	$5,250.5
Operating profit	340.1	839.4	119.3	1,298.8	(129.9)	1,168.9	*
Depreciation and amortization†	329.0	39.7	20.4	389.1	3.4	392.5
Assets	2,833.5	1,156.3	437.8	4,427.6	1,435.4	5,863.0
Capital expenditures‡	313.5	43.2	19.0	375.7	1.1	376.8
Technology project additions	7.1	2.9	—	10.0	0.6	10.6

2003
Revenue	$2,348.6	$1,769.1	$772.6	$4,890.3	$—	$4,890.3
Operating profit	321.8	667.6	109.8	1,099.2	31.1	1,130.3	*
Depreciation and amortization†	340.5	34.7	20.1	395.3	3.0	398.3
Assets	2,726.1	873.4	433.1	4,032.6	1,332.2	5,364.8
Capital expenditures‡	258.7	57.5	15.1	331.3	1.7	333.0
Technology project additions	14.5	11.7	—	26.2	1.9	28.1

2002
Revenue	$2,342.5	$1,555.7	$809.5	$4,707.7	$—	$4,707.7
Operating profit	333.0	560.8	118.0	1,011.8	(114.4)	897.4	*
Depreciation and amortization†	340.4	32.9	21.8	395.1	5.1	400.2
Assets	2,989.0	819.6	446.5	4,255.1	741.6	4,996.7
Capital expenditures‡	281.3	25.3	12.7	319.3	—	319.3
Technology project additions	47.3	2.4	4.4	54.1	1.4	55.5

* Income from continuing operations before taxes on income.
† Includes amortization of intangible assets and prepublication costs.
‡ Includes purchase of property and equipment and investments in prepublication costs.

   The following is a schedule of revenue and long-lived assets by geographic location:

(in millions)	2004		2003		2002

		Long-lived		Long-lived		Long-lived
	Revenue	Assets	Revenue	Assets	Revenue	Assets

United States	$4,120.1	$2,846.4	$3,924.9	$2,561.8	$3,847.7	$2,813.3
European region	648.2	69.3	541.4	74.5	463.8	63.2
Asia	262.8	23.3	217.9	25.4	196.5	18.5
Rest of world	219.4	47.6	206.1	46.5	199.7	48.1

Total	$5,250.5	$2,986.6	$4,890.3	$2,708.2	$4,707.7	$2,943.1

5. Taxes on Income

Income from continuing operations before taxes on income resulted from domestic operations (including foreign branches) and foreign subsidiaries’ operations as follows:

(in millions)	2004	2003	2002

Domestic operations	$1,013.9	$1,036.3	$836.0
Foreign operations	155.0	94.0	61.4

Total income before taxes	$1,168.9	$1,130.3	$897.4

   A reconciliation of the U.S. statutory tax rate to the Company’s effective tax rate for financial reporting purposes follows:

	2004	2003	2002

U.S. statutory rate	35.0%	35.0%	35.0%

Effect of state and local income taxes	4.4	3.9	3.9
Disposition of businesses	–	2.1	(1.2)
Adjustment to accrued income tax liability (see below)	(1.7)	–	–
Other – net	(2.4)	(1.9)	(1.4)

Effective tax rate	35.3%	39.1%	36.3%

   The Company has completed various federal, state and local and foreign tax audit cycles and, in the first quarter of 2004, accordingly removed approximately $20 million from its accrued income tax liability accounts. This non-cash item resulted in a reduction to the 2004 overall effective tax rate from continuing operations to 35.3%. The Company remains subject to federal audits for 2002 and subsequent years, and to state and local and foreign tax audits for a variety of open years dependent upon the jurisdiction in question.
   The provision for taxes on income consists of the following:

(in millions)	2004	2003	2002

Federal:
Current	$269.7	$343.4	$207.1
Deferred	39.5	(35.1)	47.4

Total federal	309.2	308.3	254.5

Foreign:
Current	26.8	27.2	17.5
Deferred	0.4	(0.4)	(0.5)

Total foreign	27.2	26.8	17.0

State and local:
Current	76.2	117.0	36.0
Deferred	(0.1)	(9.6)	17.9

Total state and local	76.1	107.4	53.9

Total provision for taxes	$412.5	$442.5	$325.4

   The principal temporary differences between the accounting for income and expenses for financial reporting and income tax purposes as of December 31 follow:

(in millions)	2004	2003*

Fixed assets and intangible assets	$269.2	$197.5
Prepaid pension and other expenses	140.6	199.4
Unearned revenue	9.8	47.4
Reserves and accruals	(261.6)	(301.2)
Postretirement and postemployment benefits	(66.2)	(84.5)
Deferred gain on sale leaseback	(83.0)	(86.0)
Other – net	(34.9)	(27.5)

Deferred tax (asset)/liability – net	$(26.1)	$(54.9)

*	2003 reclassified for comparability purposes.

   The Company made net income tax payments totaling $562.0 million in 2004, which includes a tax payment of $172.0 million in the first quarter of 2004 related to a 2003 gain from sale of real estate. Tax payments totaled $328.4 million in 2003 and $246.0 million in 2002.
   The Company has not recorded deferred income taxes applicable to undistributed earnings of foreign subsidiaries that are indefinitely reinvested in foreign operations. Undistributed earnings amounted to approximately $323 million at December 31, 2004, excluding amounts that, if remitted, generally would not result in any additional U.S. income taxes because of available foreign tax credits. If the earnings of such foreign subsidiaries were not indefinitely reinvested, a deferred tax liability of approximately $69 million would have been required.

6. Rental Expense and Lease Obligations

Rental expense for property and equipment under all operating lease agreements was as follows:

(in millions)	2004	2003	2002

Gross rental expense	$204.3	$187.5	$173.2
Less: sublease revenue	6.5	7.1	19.9
Less: Rock-McGraw rent credit	17.2	–	–

Net rental expense	$180.6	$180.4	$153.3

   The Company is committed under lease arrangements covering property, computer systems and office equipment. Certain lease arrangements contain escalation clauses covering increased costs for various defined real estate taxes and operating services.
   Minimum rental commitments, including rent payments on the sale-leaseback described in Note 13, under existing non-cancelable leases with a remaining term of more than one year, are shown in the following table. The annual rental commitments for real estate were reduced by $5 million in 2005, $4 million a year in 2006 and 2007 and $1.6 million through 2009 for sublease income.

(in millions)

2005	$139.3
2006	127.6
2007	119.7
2008	113.4
2009	108.2
2010 and beyond	1,191.9

Total	$1,800.1

7. Capital Stock

On January 27, 1999, the Board of Directors approved a share repurchase program authorizing the repurchase of up to 15 million shares, which was approximately 7.5% of the Company’s outstanding common stock. The Company completed the program in November 2003 after repurchasing 2.3 million shares for $135.9 million in 2003, for a total of 15 million shares totaling $855.1 million at an average price of approximately $57.01 per share.
   On January 29, 2003, the Board of Directors approved a new stock repurchase program authorizing the purchase of up to 15 million additional shares, which was approximately 7.8% of the Company’s outstanding common stock. The Company repurchased 5.0 million shares for $400.6 million in 2004 under this program at an average price of approximately $80.13 per share, for a total of 6.1 million shares totaling $477.3 million at an average price of approximately $77.95 per share.

   The repurchased shares will be used for general corporate purposes, including the issuance of shares in connection with the exercise of employee stock options for stock compensation plans. In the event of a significant investment opportunity, the Company may slow the pace of repurchase activity.
   The number of common shares reserved for issuance for employee stock plan awards was 31,912,413 at December 31, 2004, and 25,520,427 at December 31, 2003. Under the Director Deferred Stock Ownership Plan, 285,985 and 296,840 common shares were reserved for issuance at December 31, 2004 and 2003, respectively.
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
   Two million shares of preferred stock, par value $1 per share, are authorized; none have been issued. 600,000 shares have been reserved for issuance under a Preferred Share Purchase Rights Plan adopted by the Company’s Board of Directors on July 29, 1998. At December 31, 2004, under the 1998 Rights Plan, one Right was outstanding for each share of common stock outstanding. Each Right entitles the holder to buy a 1/400th interest in a share of Series A preferred stock at an exercise price of $150. These Rights will become exercisable only if a person or group acquires 20% or more of the Company’s common stock or announces a tender offer that would result in the ownership of 20% or more of the common stock. The Rights are redeemable by the Company’s Board of Directors for one-quarter cent each prior to a 20% acquisition by a third party. The 1998 Rights Plan also gives the Board of Directors the option to exchange one share of common stock of the Company for each Right (not owned by the acquirer) after an acquirer holds 20% but less than 50% of the outstanding shares of common stock. In the event that a person or group acquires 20% or more of the Company’s common stock, each Right (not owned by the acquirer) becomes exercisable for common stock having a market value of two times the exercise price of the Right. The Rights expire on August 14, 2008.
   In 2004, dividends were paid at the quarterly rate of $0.30 per common share. Total dividends of $0.80 per preference share were paid in 2002. All dividends on preference stock are cumulative. Total dividends paid in 2004, 2003 and 2002 were $228.2 million, $206.5 million and $197.0 million, respectively.

8. Stock Plan Awards

The Company applies the provisions of APBO No. 25, “Accounting for Stock Issued to Employees,” in accounting for its stock-based awards. Accordingly, no compensation cost has been recognized for its stock option plans other than for its restricted stock performance awards. The Company has three stock option plans: the 2002, 1993 and 1987 Employee Stock Incentive Plans.
   No further awards may be granted under the 1987 or 1993 Plans, although awards granted prior to the adoption of the 2002 Plan, as amended, remain outstanding under the 1987 and 1993 Plans in accordance with their terms. The 1987 and 1993 Plans provide for the granting of incentive stock options, nonqualified stock options, stock appreciation rights (SARs), restricted stock awards, deferred stock (applicable to the 1987 Plan only) or other stock-based awards to purchase a total of 37.8 million shares of the Company’s common stock – 9.2 million shares under the 1987 Plan and 28.6 million shares under the 1993 Plan.
   The 2002 Employee Stock Incentive Plan as amended in 2004 (2002 Plan) permits the granting of nonqualified stock options, SARs, performance stock, restricted stock, and other stock-based awards. The total number of shares of stock remaining reserved and available for grants of awards under the 2002 Plan was 11,295,170 at December 31, 2004.
   Under the terms of the 2002 Plan, shares of stock subject to an award (other than a stock option, SARs or dividend equivalent) or shares of stock paid in settlement of a dividend equivalent will reduce the aggregate limit of shares issuable under the 2002 Plan by one share for each such share granted; shares of stock subject to a stock option or SARs will reduce the aggregate limit by one-third of a share for each such share granted provided, in each such case that the limit on the number of shares reserved under the 2002 Plan will not, as a result of such share counting, increase the total number of shares of stock that may be issued by more than 9.5 million shares of stock.
   The limit on shares issuable under the 2002 Plan is increased by the number of shares of stock granted as an award under the 2002 or 1993 Plans (other than stock option, SARs or 1993 Plan stock option awards) or by one-third of the number of shares of stock in the case of stock option, SARs or

1993 Plan stock option awards that are, in each case forfeited, settled in cash or property other than stock, or otherwise not distributable under an award under the 2002 or 1993 Plans; tendered or withheld to pay the exercise or purchase price of an award under the 2002 or 1993 Plans or to satisfy applicable wage or other required tax withholding in connection with the exercise, vesting or payment of, or other event related to, an award under the 2002 or 1993 Plans; or repurchased by the Company with the option proceeds in respect of the exercise of a stock option under the 2002 or 1993 Plans.

   Stock options, which may not be granted at a price less than the fair market value of the Company’s common stock at date of grant, vest in two years in equal annual installments and have a maximum term of 10 years.
   Beginning in 1997, participants who exercise an option by tendering previously owned shares of common stock of the Company may elect to receive a one-time restoration option covering the number of shares tendered. Restoration options are granted at fair market value of the Company’s common stock on the date of the grant, have a maximum term equal to the remainder of the original option term and are subject to a six-month vesting period.
   A summary of the status of the Company’s stock option plans as of December 31 and activity during the year follows:

		Weighted average
(in thousands of shares)	Shares	exercise price

Outstanding at December 31, 2001	14,578	$49.34

Options granted	4,987	67.06
Options exercised	(1,703)	39.66
Options cancelled and expired	(341)	58.80

Outstanding at December 31, 2002	17,521	$55.13

Options granted	5,100	56.98
Options exercised	(2,027)	45.93
Options cancelled and expired	(584)	65.33

Outstanding at December 31, 2003	20,010	$56.32

Options granted	6,067	77.77
Options exercised	(5,088)	54.29
Options cancelled and expired	(372)	64.77

Outstanding at December 31, 2004	20,617	$62.96

   At December 31, 2004, 2003, and 2002, options for 12,774,000, 12,920,000 and 10,689,000 shares of common stock were exercisable. The weighted average fair value of options granted during 2004, 2003 and 2002 was $12.79,

   A summary of information about stock options outstanding and options exercisable at December 31, 2004 follows:

(in thousands of shares)	Options Outstanding			Options Exercisable

		Weighted average	Weighted average		Weighted average
Range of exercise prices	Shares	remaining term	exercise price	Shares	exercise price

$21.70 to $31.06	470	1.66 years	$22.86	470	$22.86
$33.84 to $50.41	1,628	4.44 years	$42.04	1,628	$42.04
$51.00 to $76.49	17,179	7.51 years	$64.50	10,542	$61.12
$76.52 to $90.99	1,340	7.74 years	$82.66	134	$77.97

$21.70 to $90.99	20,617	7.15 years	$62.96	12,774	$57.46

   Under the Director Deferred Stock Ownership Plan, a total of 285,985 shares of common stock was reserved as of December 31, 2004, and may be credited to deferred stock accounts for eligible Directors. In general, the Plan requires that 50% of eligible Directors’ annual compensation plus dividend equivalents be credited to deferred stock accounts. Each Director may also elect to defer all or a portion of the remaining compensation and have an equivalent number of shares credited to the deferred stock account. Recipients under this Plan are not required to provide consideration to the Company other than rendering service. Shares will be delivered as of the date a recipient ceases to be a member of the Board of Directors or within five years thereafter, if so elected. The Plan will remain in effect until terminated by the Board of Directors or until no shares of stock remain available under the Plan.
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
   Restricted stock performance awards are recorded at the market value on the date of grant. Initially, total market value of the shares is treated as unearned compensation and is charged to expense over the respective vesting periods. Under APBO No. 25, for performance incentive shares, adjustments are also made to expense for changes in market value and achievement of financial goals.
   A summary of restricted shares is as follows:

	2004	2003	2002

Restricted shares issued	297,847	294,876	274,875
Average market value of shares issued	$76.98	$56.42	$66.73
Restricted stock compensation charged to expense (in millions)	$45.8	$14.6	$20.8
Restricted shares outstanding at end of year	758,035	738,847	710,872

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

   The Company uses a measurement date of December 31 for its pension plans. For purposes of determining annual pension cost, prior service costs are being amortized straight-line over the average remaining service period of employees expected to receive benefits. For 2004, the assumed return on plan assets of 8.75% is based on a calculated market-related value of assets, which recognizes changes in market value over five years. Effective January 1, 2005, the Company changed its expected return on plan assets to 8.0% from 8.75% in 2004, to reflect lower expected returns on investments due to expected long-term market weakness. Additionally, effective January 1, 2005, the Company changed its discount rate assumption on its retirement plans to 5.75% from 6.25% in 2004.
   A summary of net periodic benefit expense (income) for the Company’s defined benefit plans are as follows:

(in millions)	2004	2003	2002

Service cost	$42.8	$35.9	$29.2
Interest cost	55.1	50.3	47.1
Expected return on assets	(98.1)	(96.3)	(105.2)
Amortization of:
Transition asset	–	0.2	0.2
Prior service cost	0.4	0.4	1.2
Actuarial loss (gain)	0.5	(3.8)	(16.8)

Net periodic benefit expense (income)	$0.7	$(13.3)	$(44.3)

U.S. weighted average assumptions used to determine net cost – January 1
Discount rate	6 1/4%	6 3/4%	7 1/4%
Compensation increase factor	5 1/2	5 1/2	5 1/2
Return on assets	8 3/4	8 3/4	9 1/2

   The Company also has unfunded supplemental benefit plans primarily to provide senior management with supplemental retirement, disability and death benefits. Certain supplemental retirement benefits are based on final monthly earnings. Pension cost was approximately $9.6 million for 2004, $8.3 million for 2003 and $7.3 million for 2002. The accrued benefit obligation as of December 31, 2004 and 2003 was $62.7 million and $56.9 million, respectively.
   Total retirement plans cost was $87.7 million for 2004, $68.6 million for 2003 and $33.7 million for 2002. Included in the total retirement plans cost are defined contribution plans cost of $70.5 million for 2004, $66.0 million for 2003 and $64.3 million for 2002.

   The funded status of the defined benefit plans as of December 31 follows:

Change in benefit obligation
(in millions)	2004	2003

Net benefit obligation at beginning of year	$865.3	$737.0
Service cost	42.8	35.9
Plan amendments	0.9	0.6
Interest cost	55.1	50.3
Plan participants’ contributions	1.3	1.2
Actuarial loss	93.7	72.0
Gross benefits paid	(41.5)	(40.2)
Currency effect	8.8	8.5

Net benefit obligation at end of year	$1,026.4	$865.3

   The accumulated benefit obligation at the end of 2004 and 2003 was $895.7 million and $770.7 million, respectively.

	2004	2003

U.S. weighted average assumptions used to determine benefit obligations – December 31:
Discount rate	5 3/4%	6 1/4%
Compensation increase factor	5 1/2	5 1/2

Change in plan assets
(in millions)	2004	2003

Fair value of plan assets at beginning of year	$1,028.3	$821.1
Actual return on plan assets	121.8	228.2
Employer contributions	9.9	11.7
Plan participants’ contributions	1.3	1.2
Gross benefits paid	(41.5)	(40.2)
Currency effect	6.2	6.3

Fair value of plan assets at end of year	$1,126.0	$1,028.3

   Benefits paid in the above table include only those amounts contributed directly to or paid directly from plan assets.
   The funded status of the plans as of December 31, reconciled to the amount reported on the statement of financial position, follows:

(in millions)	2004	2003

Funded status at end of year	$99.6	$163.0
Unrecognized net actuarial loss	191.2	119.5
Unrecognized prior service costs	2.6	2.1

Net amount recognized	$293.4	$284.6

(in millions)	2004	2003

Prepaid benefit cost	$299.8	$288.2
Accrued benefit cost	(6.4)	(3.6)

Net amount recognized	$293.4	$284.6

   The following tables reflect pension plans, primarily unfunded nonqualified plans and a non-U.S. plan, with a projected benefit obligation in excess of the fair value of plan assets and an accumulated benefit obligation in excess of the fair value of plan assets for the years ended in December 31, 2004 and 2003:

Projected benefit
obligation exceeds the
fair value of plan assets
(in millions)	2004	2003

Projected benefit obligation	$234.0	$173.7

Accumulated benefit obligation	$159.6	$126.6

Fair value of plan assets	$98.2	$75.0

Accumulated benefit
obligation exceeds the
fair value of plan assets
(in millions)	2004	2003

Projected benefit obligation	$86.3	$75.3

Accumulated benefit obligation	$64.4	$60.4

Fair value of plan assets	$–	$–

   Information about the expected cash flows for the defined benefit plans are as follows:

Expected employer contributions (in millions)

2005	$14.9

Expected benefit payments (in millions)

2005	$44.5
2006	46.0
2007	47.6
2008	49.7
2009	52.1
2010–2014	294.2

   The above table reflects the total benefits expected to be paid from the plans or from the Company’s assets including both the Company’s share of the benefit cost and the participants’ share of the cost.
   The asset allocation for the Company’s domestic defined benefit plan at the end of 2004 and 2003 and the target allocation for 2005, by asset category are as follows:

		Percentage of plan
Asset category	Target allocation	assets at year-end

	2005	2004	2003

Domestic equity securities	60%	62%	62%
International equity	20	19	18
Debt securities	20	18	19
Other	–	1	1

Total	100%	100%	100%

   The defined benefit plan has no investment in the Company’s common stock.
   The investment of assets on behalf of the Company’s defined benefit plans focuses on both the opportunity for capital growth and the reinvestment of income. The growth potential is primarily from capital appreciation from stocks and secondarily from the reinvestment of income from fixed instruments. The mix of assets is established after careful consideration of the long-term performances of asset classes and an analysis of future liabilities. Investments are selected based on their potential to enhance returns, preserve capital, and reduce overall volatility. Holdings are well diversified within each asset class, which include U.S. and foreign stocks, high-quality bonds, annuity contracts and cash.
   The Company has several foreign pension plans that do not determine the accumulated benefits or net assets available for benefits as disclosed above. The amounts involved are not material and are therefore not included.
   Assets of the defined contribution plan consist primarily of index funds, equity funds, debt instruments and McGraw-Hill common stock. The U.S. plan purchased 300,000 and sold 65,000 shares of McGraw-Hill common stock in 2004. The plan purchased 445,000 and sold 555,000 shares of McGraw-Hill common stock in 2003. The plan held approximately 2.0 million and 1.8 million shares of McGraw-Hill common stock at December 31, 2004 and 2003, respectively, with market values of $183.0 million and $124.1 million, respectively. The plan received dividends on McGraw-Hill common stock of $2.2 million during 2004 and $2.0 million during 2003.

10. Postretirement Healthcare and Other Benefits

The Company and some of its domestic subsidiaries provide certain medical, dental and life insurance benefits for retired employees and eligible dependents. The medical and dental plans are contributory while the life insurance plan is non-contributory. The Company currently does not prefund any of these plans.
   Postretirement benefit cost was $9.5 million in 2004, $9.5 million in 2003, and $9.1 million in 2002.
   The Company uses a measurement date of December 31 for its postretirement healthcare and other benefits. A summary of the components of the cost in 2004, 2003 and 2002 follows:

Components of net periodic benefit cost
(in millions)	2004	2003	2002

Service cost	$2.3	$2.2	$2.5
Interest cost	9.6	10.8	10.2
Amortization of:
Prior service cost	(2.4)	(3.5)	(2.5)
Actuarial (gain)	–	–	(1.1)

Net periodic benefit cost	$9.5	$9.5	$9.1

   A summary of the components of the unfunded post-retirement benefit obligation as of December 31 follows:

Change in benefit obligation
(in millions)	2004	2003

Net benefit obligation at beginning of year	$173.0	$167.2
Service cost	2.3	2.2
Interest cost	9.6	10.8
Plan participants’ contributions	3.0	2.5
Plan amendments	(3.7)	(10.4)
Actuarial (gain) loss	(8.0)	16.7
Gross benefits paid	(16.5)	(16.0)

Net benefit obligation at end of year	$159.7	$173.0

Weighted average assumption used to determine
benefit obligations – December 31
	2004	2003

Discount rate	5 1/2%	6 1/4%

Change in plan assets
(in millions)	2004	2003

Fair value of plan assets at beginning of year	$–	$–
Employer contributions	13.5	13.5
Plan participants’ contributions	3.0	2.5
Gross benefits paid	(16.5)	(16.0)

Fair value of plan assets at end of year	$–	$–

   Employer contribution and benefits paid in the above table include only those amounts contributed directly to or paid directly from the plan.

(in millions)	2004	2003

Funded status at end of year	$(159.7)	$(173.0)
Unrecognized net actuarial loss	4.4	12.4
Unrecognized prior service costs	(8.7)	(7.5)

Net amount recognized	$(164.0)	$(168.1)

   In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”) was enacted. The Act established a prescription drug benefit under Medicare, known as “Medicare Part D,” and a federal subsidy to sponsors of retiree healthcare benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. The Company believes that benefits provided to certain participants will be at least actuarially equivalent to Medicare Part D, and, accordingly, the Company will be entitled to a subsidy.

   In May 2004, the FASB issued FASB Staff Position No. FAS 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003” (FSP 106-2). FSP 106-2 requires (a) that the effects of the federal subsidy be considered an actuarial gain and recognized in the same manner as other actuarial gains and losses; and (b) certain disclosures for employers that sponsor postretirement healthcare plans that provide prescription drug benefits.
   The Company adopted FSP 106-2 prospectively from July 1, 2004. The expected subsidy reduced the accumulated postretirement benefit obligation (APBO) at July 1, 2004, by $10.9 million, and net periodic cost for 2004 by $0.3 million, as compared with the amount calculated without considering the effects of the subsidy.

   Information about the expected cash flows and the impact of the Medicare subsidy for the other postretirement benefit plans follows:

Expected benefit payments	Gross	Medicare	Payments net
(in millions)	payments	subsidy	of subsidy

2005	$14.5	$–	$14.5
2006	15.2	1.0	14.2
2007	15.8	1.0	14.8
2008	16.4	1.0	15.4
2009	16.9	1.0	15.9
2010–2014	92.0	4.8	87.2

   The above table reflects the total benefits expected to be paid from the Company’s assets.
   The initial weighted average healthcare cost rates for 2004 and 2003 were 9.5% and 10.0%, respectively. The assumed weighted average healthcare cost trend rate will decrease ratably from 9.5% in 2004 to 5.5% in 2012 and remain at that level thereafter. The weighted average discount rate used to measure expense was 6.25% in 2004 and 6.75% in 2003. Assumed healthcare cost trends have a significant effect on the amounts reported for the healthcare plans. A one percentage point change in assumed healthcare cost trend creates the following effects:

	One percentage	One percentage
(in millions)	point increase	point decrease

Effect on total of service and interest cost	$0.6	$(0.6)
Effect on postretirement benefit obligation	$10.4	$(9.7)

11. Earnings Per Share

A reconciliation of the number of shares used for calculating basic earnings per common share and diluted earnings per common share follows:

(in thousands)	2004	2003	2002

Net income	$755,823	$687,650	$576,760

Average number of common shares outstanding	189,844	190,492	192,888
Effect of stock options and other dilutive securities	3,068	1,513	1,685

Average number of common shares outstanding including effect of dilutive securities	192,912	192,005	194,573

   Restricted performance shares outstanding at December 31, 2004, of 758,000 were not included in the computation of diluted earnings per common share because the necessary vesting conditions have not yet been met.

12. Goodwill and Intangible Assets

The following table summarizes the activity in goodwill for the year ended December 31:

(in thousands)	2004	2003

Beginning balance	$1,239,877	$1,294,831
Net change from acquisitions and dispositions	253,454	(72,735)
Other	12,009	17,781

Total	$1,505,340	$1,239,877

   The following table summarizes the activity in goodwill by segment for the year ended December 31:

(in thousands)	2004	2003

McGraw-Hill Education
Beginning balance	$858,777	$913,624
Additions/(dispositions)	67,454	(61,283)
Other	1,071	6,436

Total McGraw-Hill Education	927,302	858,777

Financial Services
Beginning balance	287,405	288,236
Additions/(dispositions)	184,842	(12,327)
Other	9,979	11,496

Total Financial Services	482,226	287,405

Information and Media Services
Beginning balance	93,695	92,971
Additions/(dispositions)	1,158	875
Other	959	(151)

Total Information and Media Services	95,812	93,695

Total Company	$1,505,340	$1,239,877

   In 2004, the change in goodwill is primarily attributable to the acquisitions of The Grow Network in the McGraw-Hill Education segment and Capital IQ in the Financial Services segment. Included in the McGraw-Hill Education segment’s additions/dispositions in 2003 is $61.3 million of goodwill impairment associated with the disposition of the juvenile retail publishing business (see Note 2).
   The following table summarizes other intangibles subject to amortization at December 31:

(in thousands)	2004	2003

Copyrights	$465,079	$465,031
Accumulated amortization	(236,577)	(220,162)

Net copyrights	228,502	244,869

Other intangibles	291,869	264,454
Accumulated amortization	(110,291)	(113,586)

Net other intangibles	181,578	150,868

Total gross intangible assets	$756,948	$729,485
Total accumulated amortization	(346,868)	(333,748)

Total net intangible assets	$410,080	$395,737

   In 2004, the net change in other intangibles was primarily attributable to the acquisition of The Grow Network and Capital IQ, which was $13.8 million and $40 million, respectively (see Note 2). The weighted average life for these intangibles is approximately 6 years.
   In 2003, net intangibles were adjusted by $8.8 million for impairment due to the disposition of the juvenile retail publishing business and is included in discontinued operations.
   Intangible assets are being amortized on a straight-line basis over periods of up to 40 years. Amortization expense for intangibles totaled $32.5 million, $33.7 million and $38.8 million for the years ended December 31, 2004, 2003 and 2002, respectively. The weighted average life of the intangible assets at December 31, 2004, is 13 years. The projected amortization expense for intangible assets, assuming no further acquisitions or dispositions, is approximately $38 million per year over the next five years.
   The following table summarizes other intangibles not subject to amortization at December 31:

(in thousands)	2004	2003

FCC licenses	$38,065	$38,065

13. Sale-Leaseback Transaction

In December 2003, the Company sold its 45% equity investment in Rock McGraw, Inc., which owns the Company’s headquarters building in New York City. The transaction was valued at $450.0 million, including assumed debt. Proceeds from the disposition were $382.1 million. The sale resulted in a pre-tax gain of $131.3 million and an after-tax benefit of $58.4 million, or 30 cents per diluted share in 2003. For the year ended December 31, 2003, approximately $16.6 million relating to the Company’s earnings in its 45% equity interest in Rock-McGraw, Inc. is included in other income.
   The Company remains an anchor tenant of what continues to be known as The McGraw-Hill Companies building and will continue to lease space from Rock-McGraw, Inc., under an existing lease for approximately 15 years. Currently, the Company leases approximately 17% of the building space. The lease is being accounted for as an operating lease. Pursuant to sale-leaseback accounting rules, as a result of the Company’s continued involvement, a gain of approximately $212.3 million ($126.3 million after-tax) was deferred at December 31, 2003, and is being amortized over the remaining lease term as a reduction in rent expense. At the time of the sale, the Company’s degree of involvement was determined to be “more than minor” since the present value of future minimum lease payments under the current lease was greater than 10% of the fair value of the property.
   Information relating to the sale-leaseback transaction for the year ended December 31, 2004, is as follows:

(in millions)

Deferred gain at December 31, 2003	$212.3
Reduction in rent expense	(17.2)
Interest expense	9.7

Deferred gain at December 31, 2004	$204.8

   As of December 31, 2004, the minimum lease payments to be paid each year are as follows:

(in millions)	2005	2006	2007	2008	2009	Thereafter

	$16.9	$16.9	$17.6	$18.4	$18.4	$200.2

Report of Management

To the Shareholders of
The McGraw-Hill Companies, Inc.

Management’s Annual Report on Internal Control Over Financial Reporting

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
   The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company as defined under the U.S. Securities Exchange Act of 1934. It further assures the quality of the financial records in several ways: a program of internal audits, the careful selection and training of management personnel, maintaining an organizational structure that provides an appropriate division of financial responsibilities, and communicating financial and other relevant policies throughout the Company.
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
   The Company’s management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of the Company’s internal control over financial reporting. Management has selected the COSO framework for its evaluation as it is a control framework recognized by the SEC and the Public Company Accounting Oversight Board that is free from bias, permits reasonably consistent qualitative and quantitative measurement of the Company’s internal controls, is sufficiently complete so that relevant controls are not omitted and is relevant to an evaluation of internal controls over financial reporting.
   As of December 31, 2004, management has assessed the effectiveness of the Company’s internal control over financial reporting and has concluded that such control over financial reporting is effective. There are no material weaknesses in the Company’s internal control over financial reporting that have been identified by management.
   The Company’s independent registered public accounting firm, Ernst & Young LLP, have audited the consolidated financial statements of the Company for the year ended December 31, 2004, and have issued their reports on the financial statements and on management’s assessment as to the effectiveness of internal controls over financial reporting under Auditing Standard No. 2 of the Public Company Accounting Oversight Board. These reports are located on pages 64 and 65 of the 2004 Annual Report to Shareholders.

Other Matters

During 2004, the Global Transformation Project (GTP), which began in 2002, was successfully launched in the domestic School Education Group, as well as for the higher education and professional publishing units. GTP, which was also launched in Canada in 2003, supports the McGraw-Hill Education segment’s global growth objectives, provides technological enhancements to strengthen the infrastructure of management information and customer-centric services and enables process and production improvements throughout the organization.
   Except as noted above, there have been no changes in the Company’s internal controls over financial reporting during the most recent quarter that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Harold McGraw III
Chairman of the Board, President and
Chief Executive Officer

Robert J. Bahash
Executive Vice President and
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and
Shareholders of The McGraw-Hill Companies, Inc.

We have audited management’s assessment, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting, that The McGraw-Hill Companies, Inc. maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The McGraw-Hill Companies’ management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

   We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
   A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

   Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
   In our opinion, management’s assessment that The McGraw-Hill Companies, Inc. maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, The McGraw-Hill Companies, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the COSO criteria.
   We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The McGraw-Hill Companies, Inc., as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2004, of The McGraw-Hill Companies, Inc. and our report dated February 22, 2005 expressed an unqualified opinion thereon.

New York, New York
February 22, 2005

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
The McGraw-Hill Companies, Inc.

We have audited the accompanying consolidated balance sheets of The McGraw-Hill Companies, Inc. as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The McGraw-Hill Companies, Inc. at December 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States.
   We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of The McGraw-Hill Companies, Inc.’s internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 22, 2005 expressed an unqualified opinion thereon.

New York, New York
February 22, 2005

Eleven-Year Financial Review

(in thousands, except per-share data, operating statistics and number of employees)(a)	2004	2003	2002

Operating Results by Segment and Income Statistics
Revenue
McGraw-Hill Education(a)	$2,395,513	$2,348,624	$2,342,528
Financial Services	2,055,288	1,769,093	1,555,726
Information and Media Services	799,737	772,603	809,439

Total Revenue	5,250,538	4,890,320	4,707,693

Operating Profit
McGraw-Hill Education	340,067	321,751	332,949
Financial Services	839,398	667,597	560,845
Information and Media Services	119,313	109,841	118,052

Operating Profit	1,298,778	1,099,189	1,011,846

Unusual charges(k)	–	–	–
Gain on exchange of Shepard’s/McGraw-Hill(k)	–	–	–
General corporate income/(expense)(d)	(124,088)	38,185	(91,934)
Interest expense	(5,785)	(7,097)	(22,517)

Income From Continuing Operations Before Taxes On Income(d,e,f,,h,i,j,l)	1,168,905	1,130,277	897,395
Provision for taxes on income(b)	412,495	442,466	325,429

Income From Continuing Operations Before Extraordinary Item and Cumulative Adjustment	756,410	687,811	571,966

Discontinued Operations:
Net earnings/(Loss) from discontinued operations(c)	(587)	(161)	4,794

Income Before Extraordinary Item and Cumulative Adjustment	755,823	687,650	576,760

Early extinguishment of debt, net of tax(m)	–	–	–
Cumulative effect on prior years of changes in accounting(m)	–	–	–

Net Income	$755,823	$687,650	$576,760

Basic Earnings Per Share
Income from continuing operations before extraordinary item and cumulative adjustment	$3.98	$3.61	$2.97
Discontinued operations(c)	–	–	0.02

Income before extraordinary item and cumulative adjustment	$3.98	$3.61	$2.99
Extraordinary item and cumulative adjustment(m)	–	–	–

Net income	$3.98	$3.61	$2.99
Diluted Earnings Per Share
Income from continuing operations before extraordinary item and cumulative adjustment	$3.92	$3.58	$2.94
Discontinued operations(c)	–	–	0.02

Income before extraordinary item and cumulative adjustment	$3.92	$3.58	$2.96
Extraordinary item and cumulative adjustment(m)	–	–	–

Net income	$3.92	$3.58	$2.96
Dividends per share of common stock	$1.20	$1.08	$1.02

Operating Statistics
Return on average shareholders’ equity	27.8%	29.6%	29.4%
Income from continuing operations before taxes as a percent of revenue	22.3%	23.1%	19.1%
Income before extraordinary item and cumulative adjustment as a percent of revenue	14.4%	14.1%	12.3%

Balance Sheet Data
Working capital	$479,168	$262,418	$(100,984)
Total assets	5,862,989	5,364,770	4,996,716
Total debt	5,126	26,344	578,337
Shareholders’ equity	$2,984,513	$2,557,051	$2,165,822

Number of Employees	17,253	16,068	16,505

(a) In 2004, all revenue in prior periods were reclassified in accordance with Emerging Issues Task Force Issue 00-10, “Accounting for Shipping and Handling Fees and Costs,” resulting in an increase in revenues in all years presented.

(b) 2004 includes a non-cash benefit of approximately $20 million ($0.10 per diluted share) as a result of the Company’s completion of various federal, state and local, and foreign tax audit cycles. In the first quarter of 2004 the Company accordingly removed approximately $20 million from its accrued income tax liability accounts. This non-cash item resulted in a reduction to the overall effective tax rate from continuing operations to 35.3%.

(c) In 2003 the Company adopted the Discontinued Operations presentation, outlined in SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Discontinued operating components, revenue and operating profit of S&P ComStock and juvenile retail publishing business historically included in the Financial Services and McGraw-Hill Education segments, respectively, were restated as discontinued operations. 2003 discontinued operations include

$87.5 million on the divestiture of S&P ComStock ($57.2 million after-tax gain, or $0.30 per diluted earnings per share), and an $81.1 million loss on the planned disposition of juvenile retail publishing business ($57.3 million after-tax loss, or $0.30 per diluted earnings per share), which was subsequently sold on January 30, 2004. Discontinued operations in years 2002–2000 reflect net after-tax earnings/ (loss) from the operations of S&P ComStock and juvenile retail publishing business and 1999–1993 reflect net after-tax earnings/(loss) from the operations of S&P ComStock. Discontinued operations in 2004 reflect the net after-tax (loss) from the operations of juvenile retail publishing business in January of 2004 before the sale of the business.

(d) 2003 income from continuing operations before taxes includes a pre-tax gain on sale of real estate of $131.3 million ($58.4 million after-tax gain, or $0.30 per diluted earnings per share).

(e) 2002 income from continuing operations before taxes reflects a $14.5 million pre-tax loss ($2.0 million after-tax benefit, or 1 cent per diluted share) on the disposition of MMS International.

2001	2000	1999	1998	1997	1996	1995	1994

$2,289,622	$2,038,594	$1,786,220	$1,660,050	$1,611,873	$1,309,053	$1,263,390	$1,188,700
1,398,303	1,205,038	1,163,644	1,037,026	878,259	766,620	705,014	669,718
846,063	1,007,552	1,030,015	1,015,598	1,035,834	990,924	962,379	896,960

4,533,988	4,251,184	3,979,879	3,712,674	3,525,966	3,066,597	2,930,783	2,755,378

273,339	307,672	273,667	202,076	187,722	151,921	162,604	125,765
425,911	383,025	358,155	338,655	245,150	241,479	214,707	201,642
65,003	212,921	185,551	139,352	158,879	131,397	130,145	120,482

764,253	903,618	817,373	680,083	591,751	524,797	507,456	447,889

–	–	–	–	–	(25,000)	–	–
–	–	–	–	–	418,731	–	–
(93,062)	(91,380)	(83,280)	(80,685)	(75,342)	(62,073)	(63,570)	(54,134)
(55,070)	(52,841)	(42,013)	(47,961)	(52,542)	(47,656)	(58,766)	(51,746)

616,121	759,397	692,080	551,437	463,867	808,799	385,120	342,009
238,436	292,367	269,911	215,061	177,610	316,687	158,669	140,908

377,685	467,030	422,169	336,376	286,257	492,112	226,451	201,101

(654)	4,886	3,405	2,935	2,442	1,432	360	656

377,031	471,916	425,574	339,311	288,699	493,544	226,811	201,757

–	–	–	(8,716)	–	–	–	–
–	(68,122)	–	–	–	–	–	–

$377,031	$403,794	$425,574	$330,595	$288,699	$493,544	$226,811	$201,757

$1.95	$2.41	$2.15	$1.71	$1.45	$2.48	$1.14	$1.02
–	0.02	0.02	0.01	0.01	–	–	–

$1.95	$2.43	$2.17	$1.72	$1.46	$2.48	$1.14	$1.02
–	(0.35)	–	(0.04)	–	–	–	–

$1.95	$2.08	$2.17	$1.68	$1.46	$2.48	$1.14	$1.02

$1.93	$2.38	$2.13	$1.69	$1.43	$2.46	$1.14	$1.02
(0.01)	0.03	0.01	0.01	0.02	0.01	–	–

$1.92	$2.41	$2.14	$1.70	$1.45	$2.47	$1.14	$1.02
–	(0.35)	–	(0.04)	–	–	–	–

$1.92	$2.06	$2.14	$1.66	$1.45	$2.47	$1.14	$1.02
$0.98	$0.94	$0.86	$0.78	$0.72	$0.66	$0.60	$0.58

20.7%	23.5%	26.7%	22.9%	20.8%	41.4%	23.3%	23.4%
13.6%	17.9%	17.4%	14.9%	13.2%	26.4%	13.1%	12.4%
8.3%	11.1%	10.7%	9.1%	8.2%	16.1%	7.7%	7.3%

$(63,446)	$20,905	$(14,731)	$94,497	$217,912	$92,629	$157,244	$94,486
5,119,557	4,883,642	4,064,141	3,757,198	3,674,263	3,595,907	3,003,204	2,901,399
1,056,524	1,045,377	536,449	527,597	684,425	581,368	628,664	762,805
$1,853,885	$1,761,044	$1,648,490	$1,508,995	$1,394,384	$1,322,827	$998,964	$877,266

17,135	16,761	16,376	15,897	15,690	16,220	15,452	15,339

(f) 2001 income from continuing operations before taxes reflects the following items: a $159.0 million pre-tax charge for restructuring and asset write-down; a $8.8 million pre-tax gain on the disposition of DRI; a $22.8 million pre-tax loss on the closing of Blue List, the contribution of Rational Investors and the write-down of selected assets and a $6.9 million pre-tax gain on the sale of a building.

(g) 2000 income from continuing operations before taxes reflects a $16.6 million gain on the sale of Tower Group International.

(h) 1999 income from continuing operations before taxes on income reflects a $39.7 million gain on the sale of the Petrochemical publications.

(i) 1998 income from continuing operations before taxes on income reflects a $26.7 million gain on sale of a building and a $16.0 million charge at Continuing Education Center for write-down of assets due to a continuing decline in enrollments.

(j) 1997 income from continuing operations before taxes on income reflects a $33.2 million provision for the consolidation of office space in New York City and a $20.4 million gain on the sale of Datapro Information Services.

(k) 1996 operating profit excludes a net gain on the exchange of Shepard’s/McGraw-Hill for the Times Mirror Higher Education group comprising a $418.7 million gain on the exchange and a $25.0 million one-time charge for integration costs.

(l) 1995 income from continuing operations before taxes on income reflects a $26.8 million provision for best practices initiatives and a $23.8 million gain on sale of the topical publishing division of Shepard’s/McGraw-Hill.

(m) The cumulative adjustment in 2000 reflects the adoption of SAB 101, Revenue Recognition in Financial Statements. The extraordinary item in 1998 relates to costs for the early extinguishment of $155 million of the company’s 9.43% Notes during the third quarter.

Note: Certain prior year amounts have been reclassified for comparability purposes.

Supplemental Financial Information

Quarterly Financial Information (Unaudited)

(in thousands, except per share data)	First quarter		Second quarter	Third quarter		Fourth quarter		Total year

2004
Revenue(a)	$919,867		$1,245,962	$1,722,876		$1,361,833		$5,250,538
Income from continuing operations before taxes on income	89,311		262,899	515,049		301,646		1,168,905
Income from continuing operations	76,266	(b)	165,626	324,481		190,037		756,410
Net earnings/(loss) from discontinued operations(c)	(587)		–	–		–		(587)
Net income	75,679	(b)	165,626	324,481		190,037		755,823
Earnings per share:
Basic earnings per share
Income from continuing operations	0.40		0.87	1.71		1.00		3.98
Net income	0.40		0.87	1.71		1.00		3.98
Diluted earnings per share
Income from continuing operations	0.39		0.86	1.69		0.98		3.92
Net income	0.39		0.86	1.69		0.98		3.92

2003
Revenue(a)	$841,016		$1,189,120	$1,628,569		$1,231,615		$4,890,320
Income from continuing operations before taxes on income	63,273		226,658	459,206		381,140	(d)	1,130,277
Income from continuing operations	39,863		142,795	289,299		215,854	(d)	687,811
Net earnings/(loss) from discontinued operations(c)	55,532		(760)	997		(55,930)		(161)
Net income	95,395		142,035	290,296		159,924	(d)	687,650
Earnings per share:
Basic earnings per share
Income from continuing operations	0.21		0.75	1.52		1.13		3.61
Net income	0.50		0.75	1.52		0.84		3.61
Diluted earnings per share
Income from continuing operations	0.21		0.75	1.51		1.12		3.58
Net income	0.50		0.74	1.51		0.83		3.58

2002
Revenue(a)	$818,013		$1,166,793	$1,569,535		$1,153,352		$4,707,693
Income from continuing operations before taxes on income	46,385		214,359	420,784	(e)	215,867		897,395
Income from continuing operations	28,991		133,974	274,084	(e)	134,917		571,966
Net earnings/(loss) from discontinued operations(c)	211		2,496	2,135		(48)		4,794
Net income	29,202		136,470	276,219	(e)	134,869		576,760
Earnings per share:
Basic earnings per share
Income from continuing operations	0.15		0.69	1.42		0.70		2.97
Net income	0.15		0.71	1.43		0.70		2.99
Diluted earnings per share
Income from continuing operations	0.15		0.69	1.41		0.69		2.94
Net income	0.15		0.70	1.42		0.69		2.96

Note: Basic and diluted earnings per share are computed independently for each quarter and full year presented. The number of weighted average shares outstanding changes as common shares are issued pursuant to employee stock plans, as shares are repurchased by the Company, and other activity occurs throughout the year. Accordingly, the sum of the quarterly earnings per share data may not agree with the calculated full year earnings per share.

(a) The Company reclassified revenue in accordance with Emerging Issues Task Force Issue 00-10, “Accounting for Shipping and Handling Fees and Costs,” resulting in an increase in revenue of $8.3 million, $15.7 million, $27.0 million and $11.5 million in the first, second, third and fourth quarters of 2004, respectively; an increase in revenue of $10.2 million, $17.1 million, $25.9 million and $9.3 million in the first, second, third and fourth quarters of 2003, respectively and an increase in revenue of $8.7 million, $17.4 million, $29.3 million and $12.1 million in the first, second, third and fourth quarters of 2002, respectively.

(b) 2004 includes a non-cash benefit of approximately $20 million ($0.10 per diluted share) as a result of the Company’s completion of various federal, state and local and foreign tax audit cycles.

(c) In 2003, the Company adopted the Discontinued Operations presentation, outlined in SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Revenue and operating profit of S&P ComStock and the juvenile retail publishing business historically included in the Financial Services and McGraw-Hill Education segments, respectively, were restated as discontinued operations. 2003 discontinued operations include $87.5 million on the divestiture of S&P ComStock ($57.2 million after-tax gain or $0.30 per diluted share), and an $81.1 million loss on the planned disposition of the juvenile retail publishing business ($57.3 million after-tax loss or $0.30 per diluted share) which was sold on January 30, 2004. Discontinued operations in year 2002 reflect net after-tax earnings/(loss) from the operations of S&P ComStock and the juvenile retail publishing business. In 2004, discontinued operations reflect the net after-tax (loss) from the operations of the juvenile retail publishing business in January of 2004 before the sale of the business.

(d) 2003 results include a pre-tax gain on sale of real estate of $131.3 million ($58.4 million after-tax gain, or $0.30 per diluted earnings per share).

(e) 2002 results include a pre-tax loss of $14.5 million ($2.0 million after-tax benefit, or $0.01 per diluted share) on the sale of MMS International. The variance between the pre-tax loss on the sale of MMS International and the after-tax benefit is the result of previous book write-downs and the inability of the Company to take a tax benefit for the write-downs until the unit was sold.

Shareholder Information

Annual Meeting

The 2005 annual meeting will be held at 11 a.m. on Wednesday, April 27 at the Corporation’s world headquarters: 1221 Avenue of the Americas, Auditorium, Second Floor, New York, NY 10020-1095.
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
   You may also call Investor Relations toll-free at 1.866.436.8502, option #3. International callers may dial 1.212.512.2192.

Shareholder Services

Registered shareholders can view and manage their account online. Go to www.stockbny.com
   For shareholder assistance, call The Bank of New York, the Corporation’s transfer agent, toll-free at 1.888.201.5538. Outside the U.S., dial 1.610.382.7833. The TDD for the hearing impaired is 1.888.269.5221.
   Shareholders may write to The Bank of New York, Shareholder Relations Department, P.O. Box 11258, New York, NY 10286-1258 or send an e-mail to shareowners@bankofny.com

News Media Inquiries

Go to www.mcgraw-hill.com/media to view the latest Company news and information or to submit an e-mail inquiry.
   You may also call 1.212.512.4145, or write to Corporate Affairs, The McGraw-Hill Companies, 1221 Avenue of the Americas, New York, NY 10020-1095.

Direct Stock Purchase and Dividend Reinvestment Plan
This program offers a convenient, low-cost way to invest in the Corporation’s common stock. Participants can purchase and sell shares directly through the program, make optional cash investments weekly, reinvest dividends, and send certificates to the transfer agent for safekeeping.

   To order the prospectus and enrollment forms, call The Bank of New York toll-free at 1.888.201.5538 or write to The Bank of New York, Shareholder Relations Department, P.O. Box 11258, New York, NY 10286-1258.

Certifications

The Company has filed the required certifications under Section 302 of the Sarbanes-Oxley Act of 2002 as Exhibits 31.1 and 31.2 to our annual report on Form 10-K for the fiscal year ended December 31, 2004. After the 2005 annual meeting of shareholders, the Company intends to file with the New York Stock Exchange the CEO certification regarding the Company’s compliance with the NYSE’s corporate governance listing standards as required by NYSE rule 303A.12. Last year, the Company filed this CEO certification with the NYSE on May 10, 2004.

High and Low Sales Prices of The McGraw-Hill Companies Common Stock on the New York Stock Exchange*

	2004	2003	2002

First Quarter	$80.37–69.10	$62.58–51.74	$69.70–58.88
Second Quarter	81.34–75.65	66.15–55.46	68.73–56.30
Third Quarter	79.77–72.83	64.51–58.60	65.98–50.71
Fourth Quarter	92.11–78.85	70.00–61.99	66.30–55.51

Year	$92.11–69.10	$70.00–51.74	$69.70–50.71

*	The New York Stock Exchange is the principal market on which the Corporation’s shares are traded.

Directors and Principal Executives

Board of Directors

Harold McGraw III(E)
Chairman, President and Chief Executive Officer
The McGraw-Hill Companies

Pedro Aspe(A,E,F)
Chairman and Chief Executive Officer
Protego Asesores Financieros

Sir Winfried F. W. Bischoff(C,F)
Chairman Citigroup Europe

Hilda Ochoa-Brillembourg(A,F)
President and Chief Executive Officer
Strategic Investment Group

Douglas N. Daft(A,C)
Retired Chairman and Chief Executive Officer
The Coca-Cola Company

Linda Koch Lorimer(C,E,N)
Vice President and Secretary
Yale University

Robert P. McGraw(F)
Chairman and Chief Executive Officer
Averdale International, LLC

James H. Ross(E,F,N)
Retired Deputy Chairman
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
The McGraw-Hill Companies

Robert J. Bahash
Executive Vice President and
Chief Financial Officer

David L. Murphy
Executive Vice President
Human Resources

Deven Sharma
Executive Vice President
Global Strategy

Kenneth M. Vittor
Executive Vice President and
General Counsel

Bruce D. Marcus
Executive Vice President and
Chief Information Officer

Glenn S. Goldberg
Senior Vice President, Corporate Affairs
Assistant to the Chairman and Chief Executive Officer

Principal Operations Executives

Kathleen A. Corbet
President
McGraw-Hill Financial Services

Henry Hirschberg
President
McGraw-Hill Education

Scott C. Marden
President
McGraw-Hill Information and Media Services

Printed on recycled paper.