Form 10-K, Exhibit 13
period 2005-12-31
MCGRAW-HILL COMPANIES INC
filed 2006-02-24
CIK 64040

The McGraw-Hill Companies

Welcome

2005 Annual Report

A world in which markets have no borders, knowledge knows no boundaries, information has no limits
A world of opportunity for the individuals, markets and societies we serve – and for The McGraw-Hill Companies

THE MCGRAW-HILL COMPANIES AR 2005	01

Years ended December 31 (in millions, except per share data)	2005		2004		% Change

Revenue	$6,003.6		$5,250.5		14.3
Net income	844.3		755.8		11.7

Diluted earnings per share(a)	2.21	(b)	1.96	(c)	12.8

Dividends per share of common stock(a,d)	0.66		0.60		10.0

Total assets	$6,395.8		$5,841.3		9.5
Capital expenditures(e)	394.5		387.4		1.8
Total debt	3.3		5.1		– 35.3
Shareholders’ equity	3,113.1		2,984.5		4.3

(a)	All per share figures have been restated to reflect the two-for-one stock split completed May 17, 2005. See Note 7 for further details.

(b)	Includes a $0.01 gain on the sale of Corporate Value Consulting, a $0.04 restructuring charge and a $0.03 increase in income taxes on the repatriation of funds.

(c)	Includes a $0.05 reduction of accrued tax liabilities following the completion of various federal, state, local and foreign audits.

(d)	$0.165 per quarter in 2005 and $0.15 per quarter in 2004.

(e)	Includes investments in prepublication costs, purchases of property and equipment and additions to technology projects.

Financial Highlights	Year-end Share Price [dollars]	Shareholder Return Five-Year Cumulative Total Return
[12/31/00–12/31/05]

	Operating Revenue	Dividends Per Share
	[dollars in millions]	[dollars]

  02

Harold McGraw III, Chairman, President and CEO
We have achieved a long-term record of
superior performance and enjoy outstanding
prospects for future growth.
To Our Shareholders:

It’s a world that is smaller, more open, more accessible and more dynamic—as well as more complex and competitive.
It’s a world in which economies, societies and markets are increasingly linked, learning and knowledge are vital, and reliable, trusted information is essential.
It’s the world we live and work in today.
And for our customers, our employees and our shareholders, it truly is a world of opportunity.
The insight, analysis and solutions we provide open a world of opportunity for countries, markets, businesses, institutions and people around the globe by helping to meet three critical needs which drive global progress and economic growth: the need for capital, the need for knowledge and the need for information transparency.
The strengths of our markets and leading brands, coupled with the talent and commitment of our people, are driving a world of opportunity for The McGraw-Hill Companies. As a result, we have achieved a long-term record of superior performance and enjoy strong prospects for future growth. Simply stated, our success is based on an effective approach that emphasizes continuous growth, exceptional talent and world-class execution.
World-Class Performance
Our solid financial performance in 2005 underscores our ability to capture market opportunities and create lasting value for our shareholders.
During 2005:
•	Revenue increased 14.3% to a record $6 billion;

•	Net income increased 11.7% to $844.3 million;

•	Diluted earnings per share rose 12.8%;

•	Total return to shareholders increased 14.4%, compared with 4.9% for the S&P 500;

•	We returned more than $924 million to shareholders through share repurchases and cash dividend payments;

•	Our Board approved a two-for-one stock split — our third since 1996.
As part of our commitment to maximizing shareholder value, in January 2006 we announced a 10% increase in the regular quarterly cash dividend on the Corporation’s common stock. The new annual dividend of $0.726 per share represents a compound annual growth rate of 10.3% since 1974, and marks our 33rd consecutive annual dividend increase.
In addition, we also announced plans to repurchase up to 45 million — or approximately 12.1% — of the Corporation’s outstanding shares. During 2006, we expect to repurchase up to 15 million shares as part of this new program, subject to market conditions, and to also acquire 3.4 million shares remaining under our previous buyback plan.
The combination of earnings growth, dividends and share repurchases has enabled us to continue generating increased value for our investors. The Corporation’s total return to shareholders nearly tripled that of the S&P 500 in 2005. In fact, our shares have outperformed the S&P 500 over the past one-, three-, five-, seven- and 10-year periods.

THE MCGRAW-HILL COMPANIES AR 2005	03

In his efforts to advance The McGraw-Hill Companies global business interests, Harold McGraw III travels extensively, meeting with key business and political leaders, customers and employees. He is featured here with: 1 India’s president A.P.J. Abdul Kalam, touring Rashtrapati Bhavan – the presidential estate; 2 addressing the Trans-Tasman Business Circle during a trip to Sydney, Australia; 3 visiting students and faculty at the Ping He Private Bilingual School in Shanghai, China; and 4 meeting with Capital IQ employees in Hyderabad, India.

Underlying our consistent performance is our clear strategy for growth. This strategy includes aligning our businesses with large and growing markets and market needs and sharply focusing our resources on capturing high-potential opportunities.
International markets offer us considerable potential for growth. Consider India: from the seeds we planted there 35 years ago in establishing an education joint venture, India is now home to our second-largest employee population. Our operations there span the range of businesses, from McGraw-Hill Education to BusinessWeek to Standard & Poor’s, which in 2005 purchased a majority interest in CRISIL Limited, India’s leading provider of credit ratings, financial news and policy advisory services.
Another important component of our growth strategy is our focus on leveraging capabilities across the Corporation. Technology is a focal point — it enables us to broaden and deepen our customer base, develop new offerings, lower costs and add value by further embedding our products and services into our customers’ worlds.
As we expand globally we also see significant opportunities across the Corporation to improve efficiencies and increase our operating margins. We have launched a new global resource management program to help generate substantial savings by creating shared business support platforms that will increase the pace of product development, improve quality and enhance back-office servicing operations.
Targeted acquisitions that strengthen our core businesses are another way we seek to execute our growth strategy. During 2005, we strengthened our business information platform through the acquisition of J.D. Power and Associates, a leader in providing insight about customer satisfaction, product quality and buyer behavior. We also continued to divest lower-growth businesses to better focus our resources.
A World of Growth
For McGraw-Hill Financial Services, Standard & Poor’s success in broadening its geographic presence and expanding its ratings of asset classes and financial instruments underlie its continued strong performance and excellent prospects. 2006 is expected to be another year of strong growth.
The structured finance market, particularly collateralized debt obligations, is expected to increase in size and complexity, driving growth in international ratings. We also expect growth in products and services not tied to new bond issuance, such as Bank Loan Ratings, Ratings Evaluation Services, Advanced Analytics, Corporate Credit Ratings and Credit Assessments.
Standard & Poor’s continues to create new opportunities by integrating and embedding our financial data and information into customers’ workflow. During 2005, we strengthened Standard & Poor’s Capital IQ online platform by adding S&P Compustat information (our global database of financial, statistical and market data), as well as fixed income data, including credit ratings information.
We also continue to provide investors with new offerings based on our trusted benchmark indices. For example, at year end there were 50 exchange-traded funds based on Standard & Poor’s indices in the U.S., Canada, Europe and Australia, with a combined $135 billion in assets under management. As the world’s leading provider of independent equity research, Standard & Poor’s also continues to win business resulting from the Global Research Settlement and from non-settlement firms.
The potential we see for our continued
growth and success makes
me very optimistic about our future.
A World of Knowledge
McGraw-Hill Education will continue to benefit from growing recognition that education is the key to sustainable economic progress.
2005 was an outstanding year for our elementary and secondary school business, where we grew faster than the overall market, thanks to the strength and breadth of our offerings. An expected decline in state spending will make 2006 a more challenging year, but we are making important investments in new products in preparation for very robust elementary and high school market opportunities in 2007 through the end of the decade.

04

The U.S. government’s No Child Left Behind Act continues to have a major impact on the education market, with annual state testing in reading and math now mandatory in grades three through eight. Bringing the nation’s children up-to-speed in these core subjects is a priority, as is assisting students who perform below grade level. To capture available opportunities today, and prepare for those arising tomorrow, we are creating important new math, reading and intervention products.
Our higher education and professional publishing businesses face solid prospects in the years ahead, thanks to the ongoing development of global economies and the increasing need for skilled and educated workers. Our success in combining technology with content to create new products that respond to market needs should enable us to grow faster than the overall market in 2006.
A World of Information
For McGraw-Hill Information & Media, key priorities include strengthening online capabilities and increasing the sale of higher value information products—which now represent more than half of this segment’s revenue.
To better leverage its brand and resources, BusinessWeek is now publishing a single global print edition of the magazine, creating customized online editions for Europe and Asia and developing local-language editions in key markets. The new focus includes developing a cross-channel orientation for news coverage in order to better serve BusinessWeek’s global audience of print readers, Web users and television viewers.
J.D. Power and Associates is pursuing exciting growth opportunities, such as expanding in the global automotive market, as well as into the construction, aviation and financial services markets in the U.S. and abroad. The business world’s increased focus on customer satisfaction and retention plays to J.D. Power and Associates’ strength.
Additionally, McGraw-Hill Construction is taking a major step forward by integrating Sweets’ building products database into our online McGraw-Hill Construction Network to more effectively connect people, products and projects. Volatility in the world’s energy markets continues to drive demand for Platts’ news and price transparency services, and our Broadcasting Group is focused on further strengthening the local market positions of its television stations.
A World of New Possibilities
The world of opportunity we are helping to create continues to open new possibilities for The McGraw-Hill Companies. The potential we see for our continued growth and success makes me very optimistic about our future.
We are strongly positioned within our markets, with leading brands, a global scope and scale, significant resources and a talented and energetic team of more than 19,000 men and women.
I would like to thank our employees around the world for their continuing commitment to achieving our vision. I also deeply appreciate the ongoing contributions and guidance of our Board of Directors, who play an important role in the success of our strategy.
Most importantly, our information, insight and analysis are valued worldwide and contribute to the progress of the individuals, markets and societies we serve. Thanks to our effective strategy and focused approach, we continue to open a world of opportunity every day—for the benefit of our shareholders, customers and employees.
Thank you for your continuing support.
Sincerely,
Harold McGraw III
February 24, 2006

THE MCGRAW-HILL COMPANIES AR 2005	05

A fund manager in Chicago buys a debt security in London issued by a company in India that’s expanding its operations in Asia. It’s the global capital markets at work today. And it’s creating significant opportunities across The McGraw-Hill Companies.

Local Markets

With offices and affiliate locations in 23 countries, Standard & Poor’s has expanded its presence to capture new opportunities. In 2005, S&P expanded in the high-growth Asia-Pacific region, acquiring majority interests in the leading ratings agencies in India (CRISIL Limited) and Taiwan (Taiwan Ratings Corporation), and forming a strategic alliance with Ratings Agency of Malaysia. Continued growth and innovation in structured finance are also spurring demand for Standard &
Poor’s analytical services in Europe. BusinessWeek continues to better position its global franchise in international markets by creating customized Asian and European versions of its popular BusinessWeek Online Web site and expanding local-language editions. In 2005, BusinessWeek added Arabic- and Turkish-language editions to those published in Chinese, Russian and Bahasa Indonesian, with new Bulgarian and Romanian editions scheduled in 2006.

06

Global Impact

THE MCGRAW-HILL COMPANIES AR 2005 07

It’s not just print vs. digital. It’s physical vs. virtual, real-time vs. anytime, and it’s changing the way the world learns, works and plays. Across our Corporation, we’re leveraging our content with technology to create and deliver new possibilities for our customers around the world.

Digital Evolution

AccessMedicine, a 24/7 digital subscription service, is meeting the global need for up-to-date clinical information by leveraging the content of more than 30 leading McGraw-Hill medical titles. Doctors can log on — or use their PDAs at the point-of-care — to review critical information. They can also download podcasts of physician lectures. The McGraw-Hill Construction Network continues to create new opportunities for its online community of 300,000 construction professionals by connecting products, projects and people.
Sweets is currently transforming its print assets into the online Construction Network, adding functionality and making it easier for architects to find, compare, select, specify and make building product purchase decisions. In China, enrollment is up significantly in traditional and online educational institutions. In 2005, McGraw-Hill Education made an equity investment in ChinaEdu, the country’s leading online education service provider for universities and academic institutions.

Information Revolution

THE MCGRAW-HILL COMPANIES AR 2005 09

Information is power – if you can find it and trust it. The proliferation of content and delivery channels makes getting relevant, reliable data that’s critical for decision-making as difficult as making the decision itself. That’s why millions of customers around the world rely on our unbiased news, information, insight and analysis.

Business Spotlight

BusinessWeek, one of the world’s most widely read business magazines, is further leveraging its resources and reach, publishing a single global print edition and providing breaking news stories across channels for its growing online and television audiences. J.D. Power and Associates, well-known for its unbiased consumer surveys that help companies improve the quality of their products and services, is also leveraging our broad global presence and industry knowledge to expand beyond its traditional base in the U.S.
automotive sector. To drive growth in other industries and in international markets, J.D. Power and Associates is also collaborating with our leading business-to-business brands. In a year of increased volatility in the global energy markets, Platts’ vital role as the world’s leading voice in energy information was especially significant. During the year, Platts introduced new publications focused on the growing global emissions trading market and brought greater price transparency by expanding its energy price benchmarks.

Customer Insight
CUSTOMER SATISFACTION
J.D. POWER
SINCE 1968
The Voice of
The Customer

Customer Insight

THE MCGRAW-HILL COMPANIES AR 2005	11

Learning can and should be fun. But in today’s fast-paced, dynamic and global economy, it’s also fundamental. Knowledge is critically important for children and students of all ages to grow, compete and realize their potential. Meeting that need is essential to our mission — and our success.

Be Ready

Better preparing students of all abilities and in all environments for the challenges of tomorrow— it’s what McGraw-Hill Education is all about. To respond to the increased emphasis on reading and math, we are introducing new offerings that incorporate technology to enhance learning and providing productivity tools to enhance instruction. To motivate and assist struggling students, Jamestown Reading Navigator offers a Web-based reading intervention program designed to quickly improve reading achievement. With testing of all students now mandatory in grades three through eight, we are leading the way with offerings that respond to states’ demands for customized testing, feedback and improvement programs. In higher education, we continue to introduce new learning modules for ALEKS™, an online math tutorial program currently used at over 1,000 institutions worldwide. We are also building a library of online courses covering more than 40 academic areas.

Be Inspired

THE MCGRAW-HILL COMPANIES AR 2005 13

Around the world, financial security is an increasingly important priority. And we’re focused on helping investors and their intermediaries achieve their goals. From stocks to bonds, from mutual funds to exchange-traded funds, from asset allocation to indexed investing, our offerings and analysis enable better investment decision-making.

Need to Know

For the past 19 years, Standard & Poor’s 5-STARS equity research recommendations have cumulatively outperformed the U.S. stock market by a wide margin. They’re the product of the world’s leading independent equity research firm, and they’re one reason why we’re winning major new institutional customers in the U.S. and abroad. Demand is also growing for funds based on our analysis and recommendations. During 2005, Banco Santander created and launched a European fund based on our S&P All Stars, raising over $4 billion. State Street introduced a U.S. fund based on Standard & Poor’s Dividend Aristocrats — companies in the S&P 500 that have had 25 consecutive years of dividend increases. S&P’s exchange-traded funds (ETFs) also continue to grow. Fifty ETFs, with a combined $135 billion in assets under management, bear the Standard & Poor’s name in key global markets.

Need to Grow

THE MCGRAW-HILL COMPANIES AR 2005 15

The World of The McGraw-Hill Companies The need for capital, knowledge and reliable information — each of which is essential for economic growth — continues to increase worldwide. To meet these needs, The McGraw-Hill Companies has built strong businesses with leading positions in three growing, global markets: financial services, education and business information. www.mcgraw-hill.com McGraw-Hill Financial Services Standard & Poor’s is the world’s foremost provider of independent credit ratings, indices, risk evaluation and investment research. An essential part of the global financial infrastructure, Standard & Poor’s provides investors with the independent benchmarks they need to feel more confident about their investment and financial decisions. Standard & Poor’s investment data platforms provide breadth, depth and vital information required by institutions and individuals alike. Combining company and securities data with its Capital IQ platform, Standard & Poor’s empowers clients with workflow solutions and idea-generation tools. Standard & Poor’s is a leader in global credit analysis, ratings and independent equity research. With the world’s largest network of credit ratings professionals, it provides ratings services for a wide array of obligations, including corporate and municipal bonds, asset- and mortgage-backed securities, sovereign governments and bank loans. Standard & Poor’s is also a leading provider of independent equity and funds research, delivering the largest U.S. stock coverage among equity research firms. Our expanding area of services and tools includes risk management, portfolio advisory, modeling, customized indices, school evaluation services and investor education. Standard & Poor’s develops and manages benchmark indices known throughout the world, including the S&P 500 Index, the S&P Global 1200 Index and many others. www.standardandpoors.com platts

McGraw-Hill Education

The **Higher Education, Professional, and International Group** is a leading technological innovator offering e-books, online tutoring, customized course Web sites and subscription services, as well as traditional learning materials, to the higher education market. Our professional publishing operations provide essential information and expert guidance in business, education, consumer, medical, and scientific and technical fields. International operations cover markets worldwide with locally developed products and English language learning materials. McGraw-Hill Education is a leading publisher of Spanish-language educational products for the Latin American and European markets.

www.mheducation.com

McGraw-Hill Information & Media

These market-leading brands provide information, business intelligence and solutions that businesses, governments and professionals worldwide use to remain competitive in their fields and in the global economy.

The **Business-to-Business Group** includes:

- ***BusinessWeek***, a leading global business media franchise consisting of *BusinessWeek* magazine, which reaches more than 4.7 million readers each week in 140 countries; *BusinessWeek Online*; and the television news program BusinessWeek Weekend. *www.businessweek.com*
- **J.D. Power and Associates**, a leading global marketing information provider whose independent and unbiased surveys of customer satisfaction, product quality and buyer behavior help companies improve the quality of their products and services. *www.jdpower.com*
- **Platts**, one of the world's largest and most authoritative sources of energy-industry information and services. *www.platts.com*
- **McGraw-Hill Construction**, which connects people, projects and products across the design and construction industry. *www.construction.com*
- **McGraw-Hill Aerospace & Defense**, the leading multimedia information and services provider to the aviation, aerospace and defense industries. *www.aviationnow.com*

Mc Graw Hill
Education
inspire

BusinessWeek
online
Architecture

THE MCGRAW-HILL COMPANIES AR 2005 17

McGraw-Hill Education McGraw-Hill Information & Media McGraw-Hill Education is a global leader in education and These market-leading brands provide information, business professional information. The Corporation has built its education intelligence and solutions that businesses, governments and division into a powerhouse covering virtually every aspect of professionals worldwide use to remain competitive in their fields the market from pre-K to professional learning. and in the global economy. The School Education Group is a leader in the U.S. pre-K-to- The Business-to-Business Group includes: 12th grade market. Providing educational and professional • BusinessWeek, a leading global business media franchise development materials in any format, the group’s imprints include consisting of BusinessWeek magazine, which reaches more than SRA/McGraw-Hill, Wright Group/McGraw-Hill, Macmillan/ 4.7 million readers each week in 140 countries; BusinessWeek McGraw-Hill and Glencoe/McGraw-Hill. Online; and the television news program BusinessWeek Weekend. www.businessweek.com We are also one of the nation’s leading providers of assessment • J.D. Power and Associates, a leading global marketing and reporting services through CTB/McGraw-Hill, The Grow information provider whose independent and unbiased surveys of Network/McGraw-Hill and McGraw-Hill Digital Learning, where customer satisfaction, product quality and buyer behavior help we’re strongly coordinating our efforts. companies improve the quality of their products and services. www.jdpower.com The Higher Education, Professional, and International Group is a • Platts, one of the world’s largest and most authoritative sources leading technological innovator offering e-books, online tutoring, of energy-industry information and services. customized course Web sites and subscription services, as well as www.platts.com traditional learning materials, to the higher education market. Our • McGraw-Hill Construction, which connects people, projects professional publishing operations provide essential information and products across the design and construction industry. and expert guidance in business, education, consumer, medical, www.construction.com and scientific and technical fields. International operations cover • McGraw-Hill Aerospace & Defense, the leading multimedia markets worldwide with locally developed products and English information and services provider to the aviation, aerospace and language learning materials. McGraw-Hill Education is a leading defense industries. publisher of Spanish-language educational products for the Latin www.aviationnow.com American and European markets. McGraw-Hill Broadcasting reaches approximately eight million www.mheducation.com viewers through its network of four ABC affiliates in Denver (KMGH), Indianapolis (WRTV), San Diego (KGTV) and Bakersfield (KERO), and through its Spanish-language Azteca America affiliates serving the Denver, Colorado Springs and San Diego markets. www.mcgraw-hill.com/broadcast

THE MCGRAW-HILL COMPANIES AR 2005	17

A World of Commitment In all of our markets, The McGraw-Hill Companies is committed Brazil and raising funds for recreational activities for at-risk youth to helping people improve their prospects, their opportunities and in London. their communities. Our commitment to corporate responsibility encompasses our values and our vision for society. Our work The Harold McGraw, Jr. Prize in Education, now in its 18th year, to make that vision a reality includes addressing community needs was awarded to three educators for their work in early childhood through strategic grantmaking and volunteerism. education and teacher professional development. The Prize was established in 1988 to honor our Chairman Emeritus’ lifelong During 2005, the Corporation provided more than $3.5 million commitment to education. in direct grants to non-profit organizations, most of which was focused on training teachers in financial literacy. To support the Our corporate citizenship also extends to public policy issues relief efforts in London, the U.S. Gulf Coast and Southeast Asia, critical to the Corporation. We continued to help U.S. and we matched our employee donations to disaster relief agencies, European policymakers understand how our credit ratings including the Red Cross. The donations totaled nearly $2 million and price indices promote market transparency. Additionally, combined. We also leveraged our businesses’ core competencies Harold McGraw III, chairman of the Business Roundtable’s to meet short- and long-term needs in the Gulf Coast. This International Trade and Investment Task Force and the Emergency included deploying McGraw-Hill Construction resources to industry Committee for American Trade, helped bring the U.S. business professionals and individual property owners and conducting community together in support of Congressional approval of the community fundraising drives through our television stations. U.S.-Dominican Republic-Central America Free Trade Agreement. He also attended the World Trade Organization (WTO) 2005 also marked the Corporation’s second annual Global Volunteer Ministerial Conference in Hong Kong, where he met with WTO Day. More than 2,000 employees participated in 80 projects in and international government officials to press for progress in 35 cities and eight countries. Volunteers came together for trade negotiations towards improving international market activities that included creating a reading garden for a public access and increasing intellectual property protection. school in New York, refurbishing an educational facility in Jaguaré, 2 1 Pictured with Chairman Harold McGraw III and Chairman Emeritus Harold W. McGraw, Jr. (seated) are the 2005 Harold W. McGraw, Jr. Prize in Education winners (left to right) Barbara Bowman, co-founder, Erikson Institute; Ellen Moir, executive director, New Teacher Center, University of California, Santa Cruz; and Sharon Lynn Kagan, professor of early childhood and family policy and associate dean for policy, Teachers College. 2 The McGraw-Hill Companies held its annual volunteer recognition event at the Big Apple Circus for New York City metropolitan area employees. 3 3 During the Corporation’s Global Volunteer Day, employees assisted with the restoration and preservation of Prospect Park in New York City.

Financial Contents

20 Financial Charts
21 Management’s Discussion and Analysis
47 Consolidated Statement of Income
48 Consolidated Balance Sheet
50 Consolidated Statement of Cash Flows
51 Consolidated Statement of Shareholders’ Equity
52 Notes to Consolidated Financial Statements
66 Report of Management
67 Reports of Independent Registered Public Accounting Firm
69 Supplemental Financial Information
70 Eleven-Year Financial Review
72 Shareholder Information
73 Directors and Principal Executives

Financial Charts

Profit by Segment
[dollars in millions]
2005 operating profit includes the gain on the sale of Corporate Value Consulting at Financial Services, the loss on the sale of Healthcare Information Group at the Information & Media segment and restructuring charges.
Revenue by Segment
[dollars in millions]
Revenue has been reclassified in all years in accordance with EITF 00-10 “Accounting for Shipping and Handling Fees and Costs.” The acquisition of J.D. Power and Associates contributed $144.7 million to revenue at the Information & Media segment.
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
     Certain of the statements below are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In addition, any projections of future results of operations and cash flows are subject to substantial uncertainty. See “Safe Harbor” Statements Under the Private Securities Litigation Reform Act of 1995 on page 46.
Overview
The Consolidated and Segment Review that follows is incorporated herein by reference.
The McGraw-Hill Companies is a leading global information services provider serving the financial services, education and business information markets with information products and services. Other markets include energy, construction, aerospace and defense and marketing information services. Our operations consist of three business segments: McGraw-Hill Education, Financial Services and Information & Media.
     The McGraw-Hill Education segment is one of the premier global educational publishers. This segment comprises two operating groups: the School Education Group (SEG), serving the elementary and high school (el-hi) markets and the Higher Education, Professional and International (HPI) Group, serving the college, professional, international and adult education markets. The School Education Group and the industry it serves are influenced strongly by the size and timing of state adoption opportunities and the availability of funds. The 2005 state new adoption market increased nearly 78% from the prior year. During the same period, open territory sales increased by 2.0%. In the past few years, declining state and local tax bases have created an unfavorable environment. However, in 2005, a number of states reported improved fiscal projections and announced increases in educational funding. The availability of state and federal funding for elementary and high school education also improved due to legislative mandates such as No Child Left Behind (NCLB) and Reading First.
     The HPI Group is impacted by enrollments, higher education funding and the number of courses available to students. In 2005, enrollments of international students in the U.S. have increased 1%, despite a 5% drop in applications from foreign students according to the Council of Graduate Schools. The current U.S. college enrollment is projected to rise at 1–2% per year through 2013. For-profit colleges and distance-learning institutions continue to report stronger enrollment growth, with annual gains of 13% expected through 2008. Internationally, enrollments are also increasing significantly in Latin America and Asia. State appropriations for higher education, which declined in fiscal year 2004, increased 3.8% nationwide to $63 billion in fiscal year 2005, according to the Center for Higher Education at Illinois State University.
     The Financial Services segment operates under the Standard & Poor’s brand as one reporting unit and provides independent credit ratings, indices, risk evaluation, investment research and data to investors, corporations, governments, financial institutions, investment managers and advisors globally. The segment and the markets it serves are impacted by interest rates, the state of the economy, credit quality and investor confidence. The Financial Services segment also continues to be favorably impacted by the current trend of the disintermediation of banks and the increased use of securitization as a source of funding. In 2005, the Financial Services segment was favorably impacted by the continued low interest rate environment.
     The Information & Media segment includes business and professional media, offering information, insight and analysis and consists of two operating groups, the Business-to-Business Group (including such brands as BusinessWeek, J.D. Power and Associates, McGraw-Hill Construction, Platts and Aviation Week) and the Broadcasting Group, which operates eight television stations, four are ABC affiliates and four are Azteca America affiliated stations. Advertising growth for the Company’s business publications is dependent on the continued economic recovery, particularly in the global technology sector.
     Management analyzes the performance of the segments by using operating profit as a key measure, which is defined as income from continuing operations before taxes on income, interest expense and corporate expense.
     The following is a summary of significant financial items during 2005, which are discussed in more detail throughout this Management’s Discussion and Analysis:
•	Revenue and income from continuing operations increased 14.3% and 11.6%, respectively, in 2005. Results from operations improved primarily on the strength of the Financial Services segment, which has benefited from the continued low interest rate environment. The McGraw-Hill Education segment also contributed to results due to the increase in the 2005 state new adoption market. Foreign exchange rates contributed $6.0 million to revenue and had no material impact on income from continuing operations in 2005.

•	On April 27, 2005, the Company’s Board of Directors approved a two-for-one stock split of the Company’s common stock that was effected in the form of a 100% stock dividend to shareholders of record on May 6, 2005. The Company’s shareholders received one additional share for each share in their possession on that date. This did not change the proportionate interest a shareholder maintains in the Company. The additional shares were distributed on May 17, 2005.

•	Diluted earnings per share post-split (EPS) from continuing operations increased 12.8% to $2.21. Diluted earnings per share from continuing operations includes dilution from restructuring charges of $0.04 and dilution from the increase in income taxes on the repatriation of foreign earnings of $0.03. The 2004 diluted EPS from continuing operations included a non-cash benefit of $20.0 million, or $0.05 per share, from the removal of accrued tax liabilities following the completion of various federal, state and local and foreign tax audits.

THE MCGRAW-HILL COMPANIES AR 2005                        21

Management’s Discussion and Analysis
Overview (continued)

•	In December 2005, the Company restructured a limited number of business operations to enhance the Company’s long-term growth prospects and incurred a restructuring charge of $23.2 million pre-tax ($14.6 million after-tax) which diluted earnings per share by $0.04 (see Footnote 14 of the Consolidated Financial Statements).

•	In the fourth quarter of 2005, the Company repatriated foreign earnings of $209.3 million. The Company took advantage of the one-time incentive offered under the American Jobs Creation Act of 2004. As a result of this repatriation, the Company recorded an additional $10 million in income tax, which diluted earnings per share by $0.03 in 2005.

•	During 2005, the Company paid approximately $462 million for several acquisitions, primarily Vista Research, Inc., J.D. Power and Associates (JDPA) and a 49.07% additional investment in CRISIL Limited. These acquisitions diluted earnings per share by $0.02 in 2005 (see Footnote 2 of the Consolidated Financial Statements).

•	During 2005, the Company divested its Corporate Value Consulting business, the valuation services unit of the Financial Services segment, and its Healthcare Information Group, which was part of the Information & Media segment. These dispositions resulted in a net gain of $1.2 million which is included in other income (see Footnote 2 of the Consolidated Financial Statements).

•	Cash flow from operations was $1.6 billion for 2005. Cash levels remained strong at $748.8 million, increasing 10% over the prior year. During 2005, the Company repurchased 14.5 million shares of common stock for $677.7 million under its share repurchase program, paid dividends of $246.0 million and made capital expenditures of $394.5 million. Capital expenditures include prepublication costs, property and equipment and additions to technology projects.
Outlook
Comparisons in 2006 will be more challenging as both the Financial Services and McGraw-Hill Education segments experienced strong growth in 2005. Contributing to more challenging comparisons in 2006 will be:
•	A projected 25% decrease in the 2006 state new adoption market;

•	A projected 10–15% decline in the issuance of residential mortgage-backed securities (RMBS) in the U.S. market;

•	The discontinuation of BusinessWeek’s Europe and Asia print editions; and

•	The movement of Sweets from a primarily print catalog distribution offering to an integrated online service.
     Despite challenging market conditions, the Company expects to achieve double-digit revenue growth for the Financial Services segment and modest revenue growth in the McGraw-Hill Education segment.
     In Financial Services, strong international growth, as favorable trends of securitization, disintermediation and privatization continue, and product diversification will help mitigate the anticipated decline in U.S. RMBS issuance volumes.
     In the McGraw-Hill Education segment, SEG expects that increased open territory opportunities and the introduction of new products will offset in part the reduced state new adoption opportunities in 2006. In addition, the Company expects continued growth in higher education both in the U.S. and abroad, as the McGraw-Hill Education segment should, at current growth rates, outpace the market in higher education. While the demand for state-specific custom assessments will increase as a result of the No Child Left Behind Act, the shift from “shelf” or norm-referenced tests to state-specific custom assessments, which have lower margins, will contribute to the deterioration of operating margins. Also contributing to difficult prior year comparisons will be increased expenses as the School Education Group makes additional investments in order to prepare for increased opportunities offered by the adoption cycle in 2007 and beyond. In addition, increased pre-publication amortization relating to new products launched in 2006 as well as the cost of customized programs for the 2006 state new adoptions will deteriorate operating margins. In 2006, prepublication spending is expected to increase as the Company begins to ramp up spending to reflect the significant adoption opportunities in key states in 2007 and beyond.
     In 2006, the Information & Media segment will continue to examine its portfolio and realize efficiencies from restructuring initiatives taken in the fourth quarter of 2005. The Business-to-Business Group will benefit from increased revenues primarily from the full year impact of JDPA, which was acquired in April 2005. However, the segment will be negatively impacted by the discontinuation of BusinessWeek’s Europe and Asia print editions. The movement of Sweets from a primarily print catalog distribution offering to an integrated online service will also negatively impact the recognition of revenue by approximately $15 million. The Broadcasting Group will benefit from increased political advertising in 2006. However, the Broadcasting Group will be negatively impacted by acquisition-related costs from the new Azteca station in San Diego and a reduction in ABC network compensation.
     In 2006, the Company will start expensing stock options in accordance with the Financial Accounting Standards Board Statement No. 123R, “Share-Based Payments” (FAS 123R). The Company will adopt FAS 123R using the modified prospective application on January 1, 2006. The Company estimates that the incremental compensation expense related to expensing share-based compensation will dilute earnings per share by approximately $0.13 in 2006 (see Footnote 1 of the Consolidated Financial Statements).
     In addition, the Company plans to continue to focus its efforts on the following strategies:
•	Leveraging existing capabilities into new services.

•	Continuing to make selective acquisitions that complement the Company’s existing business capabilities.

•	Expanding and refining the use of technology in all segments to improve performance, market penetration and productivity.
     There can be no assurance that the Company will achieve success in implementing any one or more of these strategies. The following factors could unfavorably impact operating results in 2006:
•	A lack of educational funding as a result of budget concerns.

•	A sudden and significant spike in interest rates.

•	A sudden deterioration of credit quality due to corporate scandals or other economic events.
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
     As of December 31, 2005, an evaluation was performed under the supervision and with the participation of the Company’s management, including the CEO and CFO, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) under the U.S. Securities Exchange Act of 1934). Based on that evaluation, the Company’s management, including the CEO and CFO, concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2005.
Management’s Annual Report on Internal Control Over Financial Reporting
Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (Section 404) and as defined in Rules 13a-15(f) under the U.S. Securities Exchange Act of 1934, management is required to provide the following report on the Company’s internal control over financial reporting:
1.	The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.

2.	The Company’s management has evaluated the system of internal control using the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework. Management has selected the COSO framework for its evaluation as it is a control framework, recognized by the SEC and the Public Company Accounting Oversight Board that is free from bias, permits reasonably consistent qualitative and quantitative measurement of the Company’s internal controls, is sufficiently complete so that relevant controls are not omitted and is relevant to an evaluation of internal controls over financial reporting.

3.	Based on management’s evaluation under this framework, management has concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2005. There are no material weaknesses in the Company’s internal control over financial reporting that have been identified by management.

4.	The Company’s independent registered public accounting firm, Ernst & Young LLP, have audited the consolidated financial statements of the Company for the year ended December 31, 2005, and have issued their reports on the financial statements and management’s assessment as to the effectiveness of internal controls over financial reporting, under Auditing Standard No. 2 of the Public Company Accounting Oversight Board. These reports are located on pages 67 and 68 of the 2005 Annual Report to Shareholders.
Other Matters
There have been no changes in the Company’s internal controls over financial reporting during the most recent quarter that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
Critical Accounting Policies and Estimates
The Company’s discussion and analysis of its financial condition and results of operations is based upon the Company’s consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities.
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
     Management has discussed the development and selection of the Company’s critical accounting estimates with the Audit Committee of the Company’s Board of Directors. The Audit Committee has reviewed the Company’s disclosure relating to them in this Management’s Discussion and Analysis.
     The Company believes the following critical accounting policies require it to make significant judgments and estimates in the preparation of its consolidated financial statements:
     Revenue recognition. Revenue is recognized when goods are shipped to customers or services are rendered. Units whose revenue is principally from service contracts record revenue as earned. The Company considers amounts to be earned once evidence of an arrangement has been obtained, services are delivered, fees are fixed or determinable and collectibility is reasonably assured. Revenue relating to products that provide for more than one deliverable is recognized based upon the relative fair value to the customer of each

THE MCGRAW-HILL COMPANIES AR 2005                        23

Management’s Discussion and Analysis
Critical Accounting Policies and Estimates (continued)

deliverable as each deliverable is provided. Revenue relating to agreements that provide for more than one service is recognized based upon the relative fair value to the customer of each service component and as each component is earned. If the fair value to the customer for each service is not objectively determinable, revenue is recorded as unearned and recognized ratably over the service period. Fair value is determined for each service component through a bifurcation analysis that relies upon the pricing of similar cash arrangements that are not part of the multi-element arrangement. Advertising revenue is recognized when the page is run or the spot is aired. Subscription income is recognized over the related subscription period.
     Product revenue comprises the revenue from the McGraw-Hill Education segment and from the Information & Media segment, and represents educational products, primarily books, magazine circulation revenue and syndicated study products. Service revenue represents the revenue of the Financial Services segment and the remaining revenue of the Information & Media segment, and represents information-related services and advertising.
     Unearned revenue was $853.3 million and $719.9 million as of December 31, 2005 and 2004, respectively. The increase was primarily attributable to the Financial Services segment’s ratings products.
     During 2003, the Company adopted EITF No. 00-21, “Accounting for Revenue Relationships with Multiple Deliverables.” As a result, the Company changed its method of accounting for multiple deliverables. This change did not materially impact the consolidated financial statements.
     For the years ended December 31, 2005, 2004 and 2003, no significant changes have been made to the underlying assumptions related to estimates of revenue or the methodologies applied. These assumptions are not expected to significantly change in 2006.
     Allowance for doubtful accounts and sales returns. The accounts receivable reserve methodology is based on historical analysis and a review of outstanding balances. The impact on operating profit for a one percentage point change in the allowance for doubtful accounts is $13.8 million. A significant estimate in the McGraw-Hill Education segment, and particularly within the HPI Group, is the allowance for sales returns, which is based on the historical rate of return and current market conditions. Should the estimate for the HPI Group vary by one percentage point it would have an approximate $10.3 million impact on operating profit.
     In 2005, the allowance for sales returns was restated to reflect a reclassification. This reclassification was related to the accounting for sales returns and impacted net accounts receivable, inventory and accrued royalties. The impact resulted in an increase in the allowance for sales returns of $49.0 million, $51.8 million and $52.7 million in 2004, 2003, and 2002, respectively.
     For the years ended December 31, 2005, 2004 and 2003, management made no material changes in its assumptions regarding the determination of the allowance for doubtful accounts and sales returns. These assumptions are not expected to significantly change in 2006.
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
     For the year ended December 31, 2005, prepublication amortization expense was $234.3 million, representing 10.1% of consolidated operating-related expenses and 10.4% of the McGraw-Hill Education segment’s total expenses. If the annual prepublication amortization varied by one percentage point, the consolidated amortization expense would have changed by approximately $2.4 million.
     For the years ended December 31, 2005, 2004 and 2003, no significant changes have been made to the amortization rates applied to prepublication costs, the underlying assumptions related to estimates of amortization or the methodology applied. These assumptions are not expected to significantly change in 2006.
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
     For the years ended December 31, 2005, 2004 and 2003, management made no material changes in its assumptions regarding the determination of the valuation of inventories. These assumptions are not expected to significantly change in 2006.
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
     Fair value is determined based on discounted cash flows, appraised values or management’s estimates, depending upon the nature of the assets. In estimating future cash flows for the Company’s businesses, internal budgets are used. The budgets are based on recent sales data for existing products, planned timing of new product launches or capital projects and customer commitments related to new and existing products. These budgets also include assumptions of future production volumes and pricing of products.
     The Company performed its impairment assessment on long-lived assets, including intangible assets and goodwill, in accordance with the methods prescribed above. The Company concluded that no impairment existed in 2005. As of December 31, 2003, the Company recognized impairments to the carrying value of the Landoll, Frank Schaffer and related juvenile retail publishing business net assets, as a result of the then-planned disposition and in accordance with the SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (see Footnote 2 of the Consolidated Financial Statements).
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
     The Company’s discount rate and return on asset assumptions used to determine the net periodic pension expense on its U.S. retirement plans were as follows:

January 1	2006	2005	2004

Discount rate	5.65%	5.75%	6.25%
Return on asset assumption	8.00%	8.00%	8.75%

     Pension income for 2005 decreased $15 million pre-tax, diluting earnings per share by $0.02 primarily due to the change in rates. Effective January 1, 2006 the Company changed its discount rate assumptions on its U.S. and United Kingdom retirement plans (see Footnote 9 of the Consolidated Financial Statements). The effect of these changes on pension expense for 2006 is expected to be an increase of $16 million and will dilute earnings per share by $0.02.
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
     Management’s judgment is required in determining the Company’s provision for income taxes and deferred tax assets and liabilities. In calculating the provision for income taxes on an interim basis, the Company uses an estimate of the annual effective tax rate based upon the facts and circumstances known. The Company’s effective tax rate is based on expected income, statutory tax rates and permanent differences between financial statement and tax return income applicable to the Company in the various jurisdictions in which the Company operates. Significant judgment is required in determining the Company’s effective tax rate and in evaluating the Company’s tax position. The Company establishes reserves when, despite its belief that the tax return positions are meritorious, it believes that certain positions are likely to be challenged and if challenged, may have to be compromised or could result in assessment. Based on an evaluation of the Company’s tax positions, the Company believes that it is appropriately accrued under SFAS No. 5, “Accounting for Contingencies,” for all probable and estimable expenses. All periods presented utilized these same basic assumptions. The Company adjusts these reserves in light of changing facts and circumstances. The effective tax rate includes the impact of reserve provisions and changes to reserves that the Company considers appropriate. At year end, the actual effective tax rate is calculated based upon the actual results for the

THE MCGRAW-HILL COMPANIES AR 2005                        25

Management’s Discussion and Analysis
Critical Accounting Policies and Estimates (continued)

full fiscal year, taking into consideration facts and circumstances known at year end. In determining the need for a valuation allowance, the historical and projected financial performance of the operation that is recording a net deferred tax asset is considered along with any other pertinent information.
     During 2005, the Company raised its annual effective tax rate from 37.0% to approximately 37.2% due to changes in foreign tax laws. Additionally, the Company repatriated $209.3 million of earnings from its foreign subsidiaries in 2005. The repatriation took advantage of the one-time incentive offered under the American Jobs Creation Act of 2004. The repatriation resulted in incremental income tax of $10 million and diluted earnings per share by approximately $0.03 in the fourth quarter of 2005. The Company’s effective tax rate for the year increased from an annualized 37.2% to 37.9% as a result of the repatriation.
     During 2004, the Company completed various federal, state and local, and foreign tax audit cycles and, in the first quarter of 2004, accordingly removed approximately $20 million from its accrued income tax liability accounts. This non-cash item resulted in a reduction to the overall effective tax rate for continuing operations from 37.0% to 35.3% in 2004. The Company remains subject to federal audits for 2002 and subsequent years, and to state and local and foreign tax audits for a variety of open years dependent upon the jurisdiction in question.
     For the years ended December 31, 2005, 2004 and 2003, management made no material changes in its assumptions regarding the determination of the provision for income taxes. However, certain events could occur that would materially affect the Company’s estimates and assumptions regarding deferred taxes. Changes in current tax laws and applicable enacted tax rates could affect the valuation of deferred tax assets and liabilities, thereby impacting the Company’s income tax provision.
Results of Operations – Consolidated Review

Revenue and Operating Profit
(in millions)	2005	2004	2003

Revenue	$6,003.6	$5,250.5	$4,890.3
% increase	14.3	7.4	3.9
Operating profit	$1,490.0	$1,298.8	$1,099.2
% increase	14.7	18.2	8.6
% operating margin	25	25	22

Operating profit is income from continuing operations before taxes on income, interest expense and corporate expense.
The Segment Review that follows is incorporated herein by reference.
2005 Compared with 2004
In 2005, the Company achieved growth in revenue and income from continuing operations. The results are primarily attributable to growth in service revenue from the Financial Services segment and product revenue from the McGraw-Hill Education segment. The acquisition of J.D. Power and Associates (JDPA) also contributed $144.7 million to revenue growth. Foreign exchange rates contributed $6.0 million to revenue and had no material impact on operating profit.
     In December 2005, the Company restructured a limited number of business operations to enhance the Company’s long-term growth prospects. The restructuring will strengthen key capabilities, lower costs and allow the Company to direct resources to areas with the greatest potential for continued growth in the years ahead. The Company incurred a restructuring charge of $23.2 million pre-tax, which consisted primarily of employee severance costs related to the reduction of approximately 500 positions across the Company. The total restructuring charge after-tax was $14.6 million, and diluted earnings per share by $0.04 (see Footnote 14 of the Consolidated Financial Statements).
     Product revenue increased 13.1% in 2005, due to an increase in revenue in the McGraw-Hill Education segment (MHE) and the acquisition of JDPA, which represented 14.8% of the growth in product revenue. MHE benefited from the success of the School Education Group’s (SEG) elementary and secondary products in the 2005 new state adoption market. Product revenue comprises the revenue from the McGraw-Hill Education and Information & Media segments and represents educational products, primarily books, magazine circulation revenue and syndicated study product revenue.
     Service revenue increased 15.4% primarily due to increased revenue in the Financial Services segment, which increased 16.8% or $345.5 million. Financial Services revenue increased due to the strong performance of structured finance ratings and corporate finance ratings (corporate finance and financial services). Acquisitions within the Financial Services segment in 2004 and 2005 also contributed to growth and represented approximately 23% of the growth in the Financial Services segment’s revenue. Also contributing to growth was the acquisition of JDPA, which represented 22.5% of the growth in service revenue. Service revenue comprises the revenue of the Financial Services segment and the remaining revenue of the Information & Media segment and represents information-related services and advertising.
     During 2005 and 2004 the Company made several acquisitions to add new capabilities. These acquisitions, which are discussed in further detail in Footnote 2 of the Consolidated Financial Statements, are as follows:
•	CRISIL Limited: The Company acquired a majority ownership of CRISIL Limited (CRISIL), a leading provider of credit ratings, financial news and risk and policy advisory services in India, on June 1, 2005. CRISIL is now part of the Financial Services segment.
•	Vista Research, Inc: The Company acquired Vista Research, Inc., a leading provider of primary research, on April 1, 2005. Vista Research, Inc. is now part of the Financial Services segment.
•	J.D. Power and Associates (JDPA): The Company acquired JDPA, a leading provider of marketing information services for the global automotive industry that has established a strong and growing presence in several other important industries, including finance and insurance, home building, telecommunications and energy, on April 1, 2005. JDPA is now part of the Information & Media segment.
•	Capital IQ: The Company acquired Capital IQ, a leading provider of high-impact information solutions to the global investment and financial services communities, on September 17, 2004. Capital IQ is now a unit of the Financial Services segment.
•	The Grow Network: The Company acquired The Grow Network, a leading provider of assessment reporting and customized content for states and large school districts across the country on July 16, 2004. The Grow Network is now part of the School Education Group in the McGraw-Hill Education segment.
     In 2005, these acquisitions diluted earnings per share by $0.06. The Company expects that these acquisitions will negatively affect diluted earnings per share in 2006 by $0.03 to $0.04 per share.
     In 2005, the Company paid approximately $462 million for several acquisitions, primarily Vista Research, Inc., JDPA and a 49.07% additional investment in CRISIL Limited.
     The following table sets forth information about the Company’s operating profit and operating margin by segment:

	2005			2004
	Operating	%	%	Operating	%	%
(in millions)	Profit	Total	Margin	Profit	Total	Margin

McGraw-Hill Education	$410.2	28	15	$340.1	26	14
Financial Services	1,019.2	68	42	839.4	65	41
Information & Media	60.6	4	7	119.3	9	15

Total	$1,490.0	100	25	$1,298.8	100	25

     As demonstrated by the preceding table, operating margins vary by operating segment and the percentage contribution to operating profit by each operating segment fluctuates from year to year.
     The McGraw-Hill Education segment performed well in 2005 as revenue and operating profit grew 11.5% and 20.6%, respectively. The results were primarily due to strong performance at SEG which was driven by:
•	Increased opportunities in the 2005 state new adoption market, which increased from approximately $535 million in 2004 to approximately $950 million in 2005.
•	Strong performance in the K–12 markets where SEG was able to leverage the breadth and depth of its product offerings to capture an estimated 33% of all state new adoption spending.
•	Strong performance in the secondary social studies market, the largest subject area in 2005. SEG captured an estimated 49% of product purchases for grades 6–12 across all the states adopting social studies in 2005.
     The Higher Education, Professional and International Group’s revenue increased by 3.5% reflecting growth in U.S. and international sales of higher education titles.
     Operating margins increased one percentage point primarily as a result of product mix in SEG. Included in the McGraw-Hill
Education segment’s operating profit is a restructuring charge of $9.0 million, consisting primarily of employee severance costs related to the reduction of approximately 300 positions mostly in CTB/McGraw-Hill to improve efficiencies (see Footnote 14 of the Consolidated Financial Statements).
     The Financial Services segment was a key growth driver in 2005 as revenue and operating profit grew 16.8% and 21.4%, respectively. Operating margins increased by one percentage point. Growth was driven by:
•	Strong performance in all asset classes within structured finance. Both U.S. residential mortgage-backed securities and commercial mortgage-backed securities issuance rose to record levels in 2005, reflecting continued favorable global market conditions, including a favorable interest rate environment.
•	Growth in corporate finance ratings primarily attributable to increased revenues from recurring fees for surveillance activities and customers on annual fee arrangements.
•	Growth in securities information products due to increased demand and securities identification products which mirrored the growth in issuance volume.
•	Growth in revenue related to the Standard & Poor’s indices.
     The Information & Media segment’s revenue grew by 16.4% due to the acquisition of JDPA, which contributed $144.7 million to revenue. The growth from JDPA was partially offset by the continued softness in the advertising market. The decrease in political advertising in 2005 also negatively impacted segment results. Operating profit declined 49.2% as the segment continues to be adversely affected by the softness in the advertising market. Also contributing to the decrease is a $5.3 million operating loss from JDPA acquired in 2005, a $5.5 million loss on the sale of the Healthcare Information Group and $10.2 million in restructuring charges consisting primarily of employee severance costs related to the reduction of approximately 120 positions across the segment.
2004 Compared with 2003
Revenue and operating profit growth in 2004 was driven by service revenue from the Financial Services segment. Favorable foreign exchange rates represented approximately 1% of the growth in revenues and had a slightly negative impact on income from continuing operations. The Company generally has naturally hedged positions in most countries. However, in 2004, the Company had increased revenue in euros in the European region, where a significant portion of expenses are denominated in British pounds sterling, offsetting the favorable impact on revenue. In 2004, the British pound strengthened against the dollar and weakened against the euro.
     Product revenue increased in 2004, primarily due to an increase in revenue in the Higher Education, Professional and International (HPI) Group. Service revenue increased in 2004, primarily due to an increase in revenue in the Financial Services segment. Strong growth in structured finance and corporate finance ratings (corporate finance and financial services) reflected continued favorable market conditions, including a low interest rate environment.

THE MCGRAW-HILL COMPANIES AR 2005                        27

Management’s Discussion and Analysis
Results of Operations — Consolidated Review (continued)

     In accordance with the Emerging Issues Task Force Issue 00-10, “Accounting for Shipping and Handling Fees and Costs,” all amounts billed to a customer in a sale transaction related to shipping and handling represent revenues earned for the goods provided and should be classified as revenue. In addition, costs incurred for shipping and handling should preferably be classified as costs of goods sold. In 2004, all prior periods were reclassified to comply with the classification guidelines of this issue. The Company has historically recorded the net costs of shipping and handling in product-related operating expenses since the majority of such costs are a direct pass-through of costs to the customer and since the amounts were not significant. The effect on revenue for the years ended December 31, 2004 and 2003 was an increase of $62.5 million for each year.
     The following table sets forth information about the Company’s operating profit and operating margins by segment:

	2004			2003
	Operating	%	%	Operating	%	%
(in millions)	Profit	Total	Margin	Profit	Total	Margin

McGraw-Hill Education	$340.1	26	14	$321.8	29	14
Financial Services	839.4	65	41	667.6	61	38
Information & Media	119.3	9	15	109.8	10	14

Total	$1,298.8	100	25	$1,099.2	100	22

     As demonstrated by the preceding table, operating margins vary by operating segment and the percentage contribution to operating profit by each operating segment fluctuates from year to year.
     Results for the year ended December 31, 2004 for the MHE segment were slightly above the prior year as revenues and operating profit increased 2.0% and 5.7%, respectively. Operating results were influenced by:
•	A reduction in adoption opportunities available as well as size and timing of state adoption opportunities. The 2004 adoption market was between $530 million and $540 million, a decrease of nearly 30% from the prior year.
•	Strong performance in the K–12 market. SEG achieved the largest market share in the K–12 state mathematics adoption market, capturing an estimated 37% of all available new state adoption dollars despite softness in SEG’s K–6 core basal offering.
•	Release of Harrison’s Principles of Internal Medicine, 16/e, both in the U.S. and internationally.
•	Continued cost containment initiatives.
     The Financial Services segment was a key growth driver in 2004 as revenue and operating profit grew 16.2% and 25.7%, respectively. Operating margins increased three percentage points as a result of a strong mix, which included:
•	Growth in structured finance and corporate finance ratings, which reflected favorable market conditions, including a continued low interest rate environment.
•	Strong U.S. residential mortgage-backed securities issuances, which rose to record levels in the U.S. as interest rates remained low.
•	Strong growth internationally, particularly in structured finance, as international issuers have embraced securitization as a source of funding. Overseas activity produced 31.3% of total Standard & Poor’s revenues, a 26.0% increase over prior year.
•	Growth in bank loan ratings, counterparty credit ratings, performance evaluation services and rating evaluation services.
•	Growth in independent equity research in the U.S. and internationally.
•	Growth in the areas of advisor services and indices.
     In 2004, the Information & Media segment benefited from a slight improvement in the advertising market and strong political advertising. Operating margins increased one percentage point, primarily due to cost containment initiatives.

Operating Costs and Expenses
(in millions)	2005	2004	2003

Operating-related expenses	$2,316.3	$2,046.6	$2,018.5
% growth	13.2	1.4	0.2

Selling and general expenses	$2,172.4	$1,904.6	$1,766.5
% growth	14.1	7.8	7.1

Total expense	$4,639.7	$4,075.8	$3,900.8
% growth	13.8	4.5	3.0

2005 Compared with 2004
In 2005, total expenses increased 13.8% over the prior year which is slightly less than revenue growth. Acquisitions in 2005 represented 32.6% of the growth in expenses. Included in total selling and general expenses is a restructuring charge of $23.2 million pre-tax (see Footnote 14 of the Consolidated Financial Statements).
     Total product-related expenses grew more slowly than product revenue, increasing only 11.9% on a 13.1% increase in revenue. The growth in product-related expenses is primarily due to an increase in compensation expense. The acquisition of JDPA represented 16.7% of the growth in product-related expenses. Product operating-related expenses, which include amortization of prepublication costs, increased only 13.5%. Amortization of prepublication costs decreased 12.6% or $33.7 million over prior year as a result of product mix and adoption cycles. For 2005, combined printing, paper and distribution prices for product-related manufacturing increased by approximately 1.0% or $5.4 million. Printing prices decreased slightly versus 2004 due to successful negotiations with suppliers, combined with more effective product assignments to low-cost suppliers globally. Paper prices were limited to a 4.4% increase due to successful negotiations and long-term agreements in place limiting increases for a majority of the Company’s paper purchases. Overall, distribution prices decreased slightly as a result of negotiations with suppliers and flat postal rates. In 2005, combined paper, printing and distribution expenses represented 25% of total operating expenses. Product-related selling and general expenses increased 9.9%, primarily due to an increase in selling and marketing costs associated with major adoption opportunities in 2005 in the School Education Group. Total service related expenses increased 15.5% in line with service revenue growth. The acquisition of JDPA represented 34.4% of the growth in service related expenses. The Financial Services segment expenses increased only 13.6% on a revenue increase of 16.8%.
     A significant portion of both operating-related and selling and general expense is compensation expense, which increased approximately 17% in 2005, primarily as a result of an increase in the employee base. The employee base increased approximately 13%. Increases were primarily due to acquisitions and the timing of new hires, which occurred in the first half of 2005. Increases in the employee base were required in SEG’s editorial, production and sales groups to develop and market new products for increased opportunities in the K–6 and secondary markets in 2005 and beyond. Also contributing to the increase in compensation expense is the increase in pension expense from the Company’s U.S. retirement plans. Effective January 1, 2005, the Company changed its U.S. retirement plans’ discount rate assumption to 5.75% from 6.25% in 2004. Additionally, effective January 1, 2005, the Company changed its expected rate of return on plan assets to 8.0% from 8.75%. The effect of these changes resulted in an increase in pension expense for 2005 of $15.0 million pre-tax, or approximately $0.02 per diluted share on a post-split basis.
     In 2005, depreciation expense increased 15.8% to $106.8 million as a result of acquisitions and increased depreciation of technology related equipment. Amortization of intangibles increased 36.2% to $44.2 million as of December 31, 2005 due to acquisitions.
Expense Outlook
Product-related expenses are anticipated to increase in 2006 as the McGraw-Hill Education segment prepares for increased opportunities offered by the adoption cycle in 2007 and beyond. In 2006, prepublication spending is expected to increase by approximately $80 million over 2005, as the Company begins to ramp up spending to reflect the significant adoption opportunities in key states in 2007 and beyond. It is anticipated that this level of spending will continue over the next few years. This increased investment as well as the increased cost of customized programs for the 2006 state new adoptions will result in an increase in the amortization of pre-publication costs of approximately 7% in 2006.
     Combined printing, paper, and distribution prices for product-related manufacturing, which typically represent 25% of total operating-related expenses, are also expected to increase by approximately 2% over 2005. The Company will continue to take advantage of opportunities to lower manufacturing cost that will positively impact 2006 and beyond. This includes increased focus on more effective product assignments to lower-cost suppliers worldwide. Printing prices are expected to rise 1.6%. The Company’s overall paper price increase will be limited to 2.4% due to negotiated price reductions, long-term agreements and short-term price caps for a portion of papers that are not protected by long-term agreements. Overall distribution prices are expected to rise 4.5% due to the 5.4% U.S. Postal Service rate increase for 2006, which was effective January 8, 2006, combined with air freight and trucking increases averaging 4.0%. In 2006, the Company will increase its efforts relating to its global resource management initiative to further increase operating efficiencies and leverage its buying power.
     Merit increases for 2006 will be approximately 3.5%, unchanged from prior year. Volume increases are expected in the McGraw-Hill Education segment for new editorial, design and production employees to prepare for the expanded adoption schedule in 2007. The full year impact of acquisitions within the Financial Services and Information & Media segments will also impact compensation related costs. Effective January 1, 2006, the Company changed its discount rate assumption on its U.S. and U.K retirement plans (see Footnote 9 of the Consolidated Financial Statements). The effect of these changes on pension expense for 2006 is expected to dilute earnings per share by $0.02. In 2006, the Company will start expensing stock options in accordance with FAS 123R, “Share-Based Payments.” The Company estimates that the incremental compensation expense related to expensing share-based compensation will dilute earnings per share by approximately $0.13 in 2006 (see Footnote 1 of the Consolidated Financial Statements).
     In 2006, depreciation is expected to increase as a result of the higher capital spending in 2006 and a full year of depreciation from 2005 capital expenditures, primarily related to investments in the Company’s distribution centers and technology-related equipment. Intangible amortization will increase due to a full year of amortization related to 2005 acquisitions.
2004 Compared with 2003
In 2004, operating-related expenses increased compared to the prior year primarily as a result of an increase in service related expenses due to growth in the Financial Services segment.
     Product operating-related expenses, which include pre-publication costs, decreased slightly in 2004, as a result of continued cost containment measures and a $17.5 million decrease in the amortization of prepublication costs. In 2004, combined printing, paper and distribution prices for product-related manufacturing increased by approximately 0.7%, or $3.6 million. Printing prices were held to a 0.7% increase due to successful negotiations with suppliers. Paper prices were limited to a 1.1% increase due to the carry forward impact of successful 2003 negotiations and long-term agreements in place, limiting increases for approximately 60% of the Company’s paper purchases. Overall distribution prices declined 0.3% due to successful negotiations with suppliers and flat postal rates in 2004. Combined paper, printing and distribution expenditures increased approximately 3% (price and volume) in 2004 compared with 2003. In 2004, combined paper, printing and distribution expenses represented 25% of total operating expenses. Service operating-related expenses

THE MCGRAW-HILL COMPANIES AR 2005                29

Management’s Discussion and Analysis
Results of Operations — Consolidated Review (continued)

increased 5.0% in 2004 primarily from growth in the Financial Services segment.
     In 2004, selling and general product expenses increased 4.3%, primarily related to compensation increases. For the years ended December 31, 2004 and 2003, approximately $22.4 million and $25.0 million associated with the Global Transformation Project (GTP) impacted selling and general product expenses. GTP, which was launched in Canada in 2003 and at certain U.S. business units in 2004, supports the McGraw-Hill Education segment’s global growth objectives; provides technological enhancements to strengthen the infrastructure of management information and customer-centric services; and enables process and production improvements throughout the organization. Selling and general service expenses increased in 2004 primarily from the growth of the Financial Services segment.
     Included in selling and general expenses in 2004 is a credit of approximately $17.2 million relating to the sale-leaseback accounting for the divestiture of the Company’s interest in Rock-McGraw, Inc. (Rock-McGraw) (see Footnote 13 of the Consolidated Financial Statements). Selling and general expenses also increased due to a $13.9 million increase in vacant space, which is expansion rental space retained for future needs at corporate.
     A significant portion of both operating-related and selling and general expense is compensation expense, which increased approximately 9% to $1.5 billion in 2004. Approximately 31.5% of this increase related to performance-related compensation increases; the remainder resulted primarily from volume increases mainly in the Financial Services segment. Performance-related compensation expense increased 95%.
     Also contributing to the increase is a decrease in pension income from the Company’s U.S. qualified retirement plans. The decline in the stock market performance for the three years prior to 2003 negatively impacted the return on the Company’s pension assets. In 2004, pension income from the Company’s U.S. qualified retirement plans decreased $12.0 million pre-tax ($0.04 per diluted share) primarily due to the change in the discount rate.
     In 2004, depreciation expense increased as a result of the completion of the Company’s new consolidated facilities at London’s Canary Wharf and the Global Transformation Project. Amortization of intangibles decreased in 2004 due to certain balances becoming fully amortized during the year.
Other Income — net

(in millions)	2005	2004	2003

Other income — net	$1.2	$—	$147.9
% growth	n/m	n/m	n/m

n/m — not meaningful
     In 2005, other income includes a $6.8 million pre-tax gain from the disposition of Corporate Value Consulting on September 30, 2005, offset by a $5.5 million loss on the disposition of the Healthcare Information Group (see Footnote 2 of
the Consolidated Financial Statements). In 2004, the Company did not have other income. In 2003, other income included $16.6 million of earnings from its equity investment in Rock-McGraw and a $131.3 million pre-tax gain on the sale of Rock-McGraw which was disposed of in December 2003 (see Footnote 13 of the Consolidated Financial Statements). Additionally, amounts previously categorized as other income within operating expenses in 2003 have been reclassified to the product and service captions to more accurately reflect their nature.
Interest Expense

(in millions)	2005	2004	2003

Interest expense	$5.2	$5.8	$7.1
% growth	(10.1)	(18.5)	(68.5)

     Interest expense was $5.2 million in 2005. There was no commercial paper outstanding as of December 31, 2005 and 2004. Average commercial paper outstanding was $129.3 million and $3.5 million for the years ended December 31, 2005 and 2004. The average interest rate on commercial paper borrowings in 2005 and 2004 was 3.1% and 1.1%, respectively. The decrease in interest expense in 2005 compared to 2004 resulted from interest income earned on higher investment balances offsetting the increase in interest expense on higher average commercial paper borrowings.
     Interest expense decreased in 2004 compared to 2003, primarily as a result of the reduction in debt. In 2003, average commercial paper borrowings were $387.1 million. The average interest rate on commercial paper borrowings decreased from 1.2% in 2003 to 1.1% in 2004. Interest income on higher domestic and foreign cash levels represented most of the remaining reduction in interest expense in 2004.
     Included in 2005 and 2004 is approximately $9.3 million and $9.7 million of non-cash interest expense related to the accounting for the sale-leaseback of the Company’s headquarters building in New York City (see Footnote 13 of the Consolidated Financial Statements).
     In 2006, interest expense is projected to increase as a result of expanding the Company’s share repurchase program and rising interest rates. In 2006, average short-term interest rates are anticipated to rise from current levels based on anticipated increases in the federal funds rate.
Provision for Income Taxes

	2005	2004	2003

Provision for income taxes as
% of income from continuing operations	37.9	35.3	39.1

     In 2005, the Company’s effective tax rate (ETR) was 37.9%, reflecting the impact from the repatriation of foreign earnings. As a result of the American Jobs Creation Act of 2004, which was enacted on October 22, 2004, the Company repatriated foreign earnings in the fourth quarter of 2005. This repatriation of funds totaled $209.3 million and resulted in $10.0 million of incremental income tax on the repatriation (see Footnote 5 of the Consolidated Financial Statements). The Company’s 2004 ETR reflects a 1.7 percentage point reduction related to the removal of $20 million from its accrued income tax liability accounts following the completion of various federal, state and local, and foreign tax audit cycles in the first quarter of 2004 (see Footnote 5 of the Consolidated Financial Statements). The 2003 rate reflects a 2.1 percentage point increase from the sale of the Company’s equity investment in Rock-McGraw. The higher rate of tax on the Rock-McGraw gain in comparison to the Company’s normal effective tax rate reflects higher state taxes because of the concentration of Rock-McGraw in New York City.
     The Company expects the 2006 effective tax rate to be approximately 37.2%; however, this is subject to the impact of numerous factors including the absence of intervening audit settlements, changes in federal, state or foreign law and changes in the locational mix of the Company’s income.
Income from Continuing Operations

(in millions)	2005	2004	2003

Income from continuing operations	$844.3	$756.4	$687.8
% growth	11.6	10.0	20.3

     The increase in 2005 income from continuing operations is primarily attributable to revenue growth in the Financial Services segment as well as strong performance in the McGraw-Hill Education segment. Included in income from continuing operations is an after-tax charge of $14.6 million relating to restructuring activities (see Footnote 14 of the Consolidated Financial Statements) and a $10 million increase in income taxes on the repatriation of foreign earnings. Foreign exchange rates had a slightly positive impact on income from continuing operations in 2005.
     Income from continuing operations increased in 2004 versus 2003 primarily due to growth in revenue in the Financial Services segment. Included in income from continuing operations in 2004 is a $20.0 million non-cash benefit from the reduction of accrued income tax liabilities. Foreign exchange rates had a slightly negative impact on income from continuing operations in 2004. Income from continuing operations for 2003 included an after-tax benefit of $58.4 million relating to the sale of the Company’s 45% equity investment in Rock-McGraw, which was disposed of in December 2003 (see Footnote 13 of the Consolidated Financial Statements). In 2003, favorable foreign exchange rates contributed to growth in income from continuing operations by $12.2 million.
Loss from Discontinued Operations

(in millions)	2005	2004	2003

Loss from discontinued operations	$—	$(0.6)	$(0.1)
% growth	n/m	n/m	n/m

n/m — not meaningful
     The loss from discontinued operations in 2004 and 2003 represents the results of Landoll, Frank Schaffer and related juvenile retail publishing businesses and ComStock, which were disposed of during January 2004 and February 2003, respectively. These dispositions are discussed in further detail in the Consolidated Review and Footnote 2 of the Consolidated Financial Statements.
Net Income

(in millions)	2005	2004	2003

Net income	$844.3	$755.8	$687.7
% growth	11.7	9.9	19.2

     Net income for the period increased over 2004 primarily as a result of performance in the Financial Services and McGraw-Hill Education segments. Included in net income in 2005 is an after-tax restructuring charge of $14.6 million and a $10 million increase in income taxes on the repatriation of foreign earnings. Net income in 2004 increased over 2003 primarily as a result of the performance in the Financial Services segment. Included in net income in 2004 is a $20 million non-cash benefit from the reduction of accrued income tax liabilities (see Footnote 5 of the Consolidated Financial Statements). Included in 2003 net income is an after-tax benefit of $58.4 million from the sale of Rock-McGraw (see Footnote 13 of the Consolidated Financial Statements).
Earnings Per Share

	2005	2004	2003

Diluted earnings per share:
Income from continuing operations	$2.21	$1.96	$1.79
Net income	$2.21	$1.96	$1.79

     In 2005, diluted earnings per share from continuing operations includes dilution from a restructuring charge of $0.04 and dilution from the increase in the income taxes on the repatriation of foreign earnings of $0.03 (see Footnote 5 of the Consolidated Financial Statements). In 2004, diluted earnings per share from continuing operations included a non-cash benefit of $20 million, or $0.05 per share, from the removal of accrued income tax liabilities, following the completion of various federal, state and local and foreign tax audits (see Footnote 5 of the Consolidated Financial Statements). Diluted earnings per share from continuing operations in 2003 included an after-tax gain of $0.15 from the sale of Rock-McGraw (see Footnote 13 of the Consolidated Financial Statements).
     The effect of repurchases of common stock on diluted earnings per share was an increase in earnings per share of $0.04 in 2005, $0.03 in 2004 and $0.01 in 2003.
     All prior year earnings per share have been adjusted to reflect the two-for-one stock split effective to shareholders of record on May 6, 2005.

THE MCGRAW-HILL COMPANIES AR 2005

Management’s Discussion and Analysis
Segment Review (continued)

Segment Review
McGraw-Hill Education

(in millions)	2005	2004	2003

Revenue	$2,671.7	$2,395.5	$2,348.6
% increase	11.5	2.0	0.3
Operating profit	$410.2	$340.1	$321.8
% increase (decrease)	20.6	5.7	(3.4)

% operating margin	15	14	14

     McGraw-Hill Education is one of the premier global educational publishers and is the largest U.S.-owned educational publisher serving the elementary and high school (el-hi), college and university, professional and international markets. The segment comprises two operating groups: the School Education Group (SEG) and the Higher Education, Professional and International (HPI) Group.
     Improvement at SEG was the primary reason for McGraw-Hill Education’s revenue increase over the prior year. SEG’s revenue grew by 18.5% due to the success of its elementary and secondary products in the state new adoption market, which was significantly more robust in 2005. The total state new adoption market increased from approximately $535 million in 2004 to approximately $950 million in 2005. HPI’s revenue increased by 3.5% reflecting growth in U.S. and international sales of higher education titles. McGraw-Hill Education’s operating profit increased 20.6% over the prior year. Operating margin improved primarily as a result of product mix. Foreign exchange rates benefited revenue by $8.1 million and negatively impacted operating results by $1.6 million.
     In 2005, the McGraw-Hill Education segment incurred a restructuring charge of $9.0 million, consisting largely of employee severance costs related to the reduction of approximately 300 positions primarily at CTB/McGraw-Hill to improve efficiencies. CTB/McGraw-Hill reallocated resources from its California operations to newly established regional offices, consolidated its technology operations and broadened its partnerships with outside vendors. Other activities included the centralization of finance and other shared services within the professional and international publishing units.
     In 2006, the state new adoption market will be more challenging for elementary-high school publishers as it is projected to decrease by over 25% to between $650 to $700 million. The two most significant state new adoption opportunities in 2006 are K–8 social studies in California and K–12 science in Florida. Texas is not scheduled to purchase new materials, and Mississippi and Louisiana have postponed adoptions because of Hurricanes Katrina and Rita. However, SEG anticipates that any 2006 shortfalls resulting from the postponed adoptions will be partially offset by sales of replacement inventories in the Gulf States and by an increase in open territory opportunities.
     For 2006, in order to prepare for improved opportunities offered by the adoption cycle in 2007 and beyond, SEG has budgeted higher expenses that will decrease operating margin in the segment. In addition, increased prepublication amortization relating to new products launched in 2006 as well as the cost of customized programs for the 2006 state new adoptions will negatively impact operating margins.
     The HPI Group expects 2006 to be another good year in higher education both in the U.S. and internationally. Growth is expected to occur in all three major disciplines in Higher Education: Business and Economics; Humanities, Social Science and Languages; and Science, Engineering and Mathematics.
     During 2004, the Global Transformation Project (GTP), which began in 2002, was successfully launched in the U.S. School Education Group and in the higher education and professional publishing units. GTP, which was also launched in Canada in 2003, supports the McGraw-Hill Education segment’s global growth objectives, provides technological enhancements to strengthen the infrastructure of management information and customer-centric services and enables process and production improvements throughout the organization. In 2006, McGraw-Hill Education expects to benefit from this implementation.
     In 2004, McGraw-Hill Education’s revenue and operating profit increased despite a very weak state adoption year for the el-hi publishing industry. Sample costs and other expenses increased as a result of early spending related to the 2005 adoption cycle. Operating margins remained at 14%. Foreign exchange rates favorably impacted 2004 revenue and operating profit growth by $16.0 million and $1.6 million, respectively.
     SEG’s revenue was flat in 2004 as a result of the reduction in state adoption opportunities. The HPI Group’s revenue increased 4.8% over 2003. Higher education products performed well both in the U.S. and internationally. The Business and Economics; Humanities, Social Science and Languages; and Science, Engineering and Mathematics imprints all experienced growth. In addition, in 2004 the Group benefited from the release of Harrison’s Principles of Internal Medicine, 16/e, both in the U.S. and internationally.
     During 2004, the McGraw-Hill Education segment acquired The Grow Network. This acquisition had no material impact on the segment’s results for the year ended December 31, 2004. The acquisition is discussed in further detail in the Consolidated Review and Footnote 2 of the Consolidated Financial Statements.
     In accordance with the Emerging Issues Task Force Issue 00-10, “Accounting for Shipping and Handling Fees and Costs,” all amounts billed to a customer in a sale transaction related to shipping and handling represent revenues earned for the goods provided and should be classified as revenue. In addition, costs incurred for shipping and handling should preferably be classified as costs of goods sold. In 2004, all prior periods were reclassified to comply with the classification guidelines. The Company has historically recorded the net costs of shipping and handling in product-related operating expenses because the majority of such costs are a direct pass-through of costs to the customer and because the amounts were not significant. The effect on revenue for the years ended December 31, 2004 and 2003 was an increase of $62.5 million for each year.

     During 2004, the segment realigned product lines from the HPI Group to SEG. All years presented have been reclassified. The full year 2003 revenue reclassification was $11.8 million.
School Education Group

(in millions)	2005	2004	2003

Revenue	$1,515.0	$1,278.3	$1,282.3
% increase (decrease)	18.5	(0.3)	(1.1)

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
     SEG’s revenue increased 18.5% in 2005, benefiting from the success of elementary and secondary school products in the state adoption market. The 2005 state new adoption market increased significantly over prior year and was favorable not only because of its size but also because the schedule afforded opportunities in a range of subject areas. SEG was able to leverage the breadth and depth of its product offerings to capture an estimated 33% of all state new adoption spending. Social studies represented the year’s largest subject-area market, with the greatest dollar potential at the secondary level. On the strength of outstanding performances in Florida and Alabama, SEG captured an estimated 49% of product purchases for grades 6–12 across all of the states adopting social studies in 2005.
     SEG performed well in health in Texas, Indiana and California, where the Los Angeles Unified School District (LAUSD) chose McGraw-Hill programs for use in both the elementary and middle school grades. The LAUSD also adopted SEG’s reading intervention program, Kaleidoscope, in 2005. In science, SEG won large shares in Indiana and in North Carolina, where the state’s biggest district, Charlotte-Mecklenburg, selected the McGraw-Hill elementary program.
     SEG captured leading shares in the fine arts (art/music) and health adoptions in Texas, which offered the largest state opportunity with the funding of Proclamations 2001 and 2002. After the legislature adjourned without appropriating funds for Proclamation 2002, which covered world languages as well as health and fine arts, in mid-August the governor announced that $294.5 million would be allocated through the state’s budget execution process and authorized the Texas Education Agency (TEA) to begin accepting orders from the local school districts. Although TEA guidelines limited the number of health and fine arts textbooks that schools could buy with state funds, SEG achieved excellent results, capturing 43% and 57% of the purchases made in health and music, respectively. Owing to the delayed timeline for ordering, SEG anticipates some Proclamation 2002 sales in the first quarter of 2006. SEG also benefited from sales of vocational and technical products that were adopted in 2004 under Proclamation 2001 but were not funded for purchase until 2005.
     In the open territories, major adoptions announced in 2005 included Everyday Mathematics in Washington, DC and Hartford, CT; Open Court Reading in Baltimore, MD; and Direct Instruction in Minneapolis, MN and St. Louis, MO. In Illinois, elementary sales across the curriculum benefited from a $29 million state textbook fund that supplemented local purchasing of materials for grades K–4 in 2005. In 2004, Illinois provided funding in the same amount for grades 9–12. SEG’s new elementary music program also performed well in the open territories as did new secondary titles in health and social studies.
     According to the Association of American Publishers’ full-year statistics through December 2005, net adoption and open territory sales of basal and supplementary materials for grades K–12, excluding testing, increased by 10.5% for all publishers surveyed. With its excellent results in Texas, SEG outperformed the market.
     Custom contract testing grew in 2005, contributing to SEG’s revenue growth. Higher custom contract revenue was driven by wins in Arizona, Florida, Massachusetts and New York; by the timing of contract milestones in the Kentucky and Missouri programs; and by the expansion of programs in New York, Indiana, Oklahoma, Arizona, Wisconsin, California and abroad in the State of Qatar. SEG continues to invest in technology to improve its overall operating efficiency and the effectiveness of its custom contract delivery. Sales of “shelf” or norm-referenced tests declined from prior year due to an ongoing shift, driven by the No Child Left Behind (NCLB) Act, to state-specific custom assessments, which lowered margins.
     The 2006 outlook for SEG and the industry as a whole will again be strongly influenced by external economic factors, particularly the state adoption cycle; the state of the nation’s economy; the availability of state and federal funding for elementary and high school education; and legislative mandates such as NCLB.
     In the states that adopt educational materials on a statewide basis, the 2006 adoption cycle offers decreased revenue opportunity. Texas is not scheduled to purchase new materials, and Mississippi and Louisiana have postponed adoptions because of the recent hurricanes. Consequently, the state new adoption market will be more challenging for elementary-high school publishers as it is projected to decrease by over 25% to between $650 to $700 million. SEG anticipates that any 2006 shortfalls resulting from the postponed adoptions will be partially offset by sales of replacement inventories in the Gulf States and of additional materials for students who have relocated to other states.
     The two major state new adoption opportunities in 2006 are K–8 social studies in California and K–12 science in Florida. SEG’s sales will benefit from highly customized programs for both adoptions, although the customization of content to varying state standards and the preparation of science kits

THE MCGRAW-HILL COMPANIES AR 2005

Management’s Discussion and Analysis
Segment Review (continued)

required to accompany the K–6 texts will cause a year-over-year increase in expense.
     SEG expects that increased open territory opportunities will offset in part the reduced state new adoption opportunities in 2006. New products that will contribute to growth in the open territory include:
•	RealMath: A comprehensive, skills-based K–6 program that applies the pedagogical methods used in Open Court Reading to the teaching of mathematics;

•	Treasures: A basal elementary reading program that is fully aligned with NCLB and Reading First requirements, as well as companion supplementary programs for English Language Learners (ELL) and intervention use;

•	Jamestown Reading Navigator: An online reading intervention program that answers a growing demand at the secondary level and aligns with federal Striving Readers grant requirements and;

•	Reading with Purpose (6-8) and The Reader’s Choice (9–12): A textbook series for the large secondary reading/ literature market.
     Overall state budget projections for fiscal 2006–2007 are encouraging and the outlook for educational funding is improving. However, state and local spending on education could be negatively affected by several factors, including possible increases in interest rates, healthcare costs and fuel prices, which increase district expenses for heating and transportation.
     In 2007 and beyond, SEG is projecting significant growth in the elementary and high school market based on a very strong state adoption schedule through the end of the decade. In order to capitalize on this opportunity, SEG will increase its employee base and make substantial investments in math, reading and social studies programs in 2006.
     Beginning in the 2005–2006 academic year, NCLB mandates annual statewide testing in reading and math at grade levels three through eight. The law also requires statewide testing once in grades 10 through 12, as well as specialized assessments for ELL. Because the NCLB tests must be aligned with the learning standards adopted by each state, customized criterion-referenced tests are replacing norm-referenced tests, or “shelf tests,” in the summative testing market. SEG holds strong positions in both the custom testing market and the market for “shelf” or nationally standardized testing materials. In general, customized, state-specific tests have lower margins than shelf tests.
     In 2006, SEG will benefit from key contracts awarded in 2005 for its new English language assessment product in Nevada, Colorado and Hawaii. Assessment reporting and the expansion of SEG’s personalized study guide business, although in a formative stage, will contribute favorably to results in 2006. SEG will focus on winning additional custom contracts in key states during 2006 and will also invest in the technology necessary for the ongoing development of summative and formative assessment products that can be offered online. Summative tests are high-stakes tests administered to measure achievement, such as NCLB accountability assessments. Formative tests are low-stakes tests administered to predict performance on summative tests, diagnose student learning needs and inform future instruction.
     In 2004, SEG’s revenue was flat at $1.3 billion as a result of the reduction in adoption state opportunities available. The 2004 state adoption market was between $530 million and $540 million, a decrease of nearly 30% from prior year. Mathematics was the largest opportunity for el-hi publishers in 2004, with five adoption states purchasing materials for the elementary and secondary levels. According to the Association of American Publishers’ year-to-date statistics through December 2004, total adoption and open territory sales for grades K–12, excluding testing, increased only 0.1%.
     At the beginning of 2004, state budget issues and their probable impact on instructional materials funding remained a concern. Later in the year, the outlook improved in a number of states, with resultant benefits for educational funding. However, Texas spent significantly less on instructional materials in 2004 than in 2003, when purchases of social studies and early childhood programs totaled more than $140 million. In 2004, Texas spent $45.3 million, postponing most purchasing until 2005 and buying only English as a Second Language for grades 3–5, biology for grades 9–12 and some advanced placement titles. Given the limited opportunities offered by the 2004 state adoption cycle, competition was intense.
     Even though the total K–12 market was smaller in 2004 due to the adoption cycle, SEG achieved the largest market share in the K–12 state adoption mathematics market, capturing an estimated 37% of all available new state adoption dollars spent in the subject area. This strong result can be attributed to the breadth and depth of SEG’s offerings, which included two core programs for the elementary grades, as well as a full list of secondary and supplemental titles. All performed well with the exception of the K–6 core basal offering Macmillan/ McGraw-Hill Mathematics, which experienced some softness. SEG was especially successful with middle school and high school math products in Florida, North Carolina, Indiana, Oklahoma and Alabama. SEG’s reform-based elementary series, Everyday Mathematics, and its innovative program for the early grades, Growing with Mathematics, also performed well in the state adoption market. In the open territory, Everyday Mathematics achieved major sales in New York City.
     Elsewhere in the adoption states, SEG captured leading shares with elementary science in Virginia, elementary language arts in Tennessee and secondary science, health and vocational products in a number of states. In the open territory, secondary school sales were strong across the curriculum, as were sales of elementary alternative basal programs such as Open Court Reading and Direct Instruction. Open Court Reading also captured large third-year sales in California along with many Reading First adoptions nationwide.
     Custom contract testing increased in 2004, contributing to the segment’s revenue growth. In 2004, SEG won multiple-year custom contracts in Indiana, Connecticut, Arizona, New York and Massachusetts. Custom contract testing benefited as states continued to build out their assessment and reporting programs to meet the requirements of NCLB. Higher custom contract revenue was generated through contracts with

Indiana, Wisconsin, Kentucky and abroad in the State of Qatar. Expenses were negatively impacted by increased scoring requirements for certain custom testing contracts.
Higher Education, Professional and International Group

(in millions)	2005	2004	2003

Revenue	$1,156.8	$1,117.2	$1,066.3
% increase	3.5	4.8	2.0

     The Higher Education, Professional and International (HPI) Group serves the college, professional, international and adult education markets. In 2005, revenue for the HPI Group increased 3.5%. The results reflect the growth in U.S. and international sales of higher education titles. Foreign exchange rates favorably impacted revenue by $8.1 million.
     Higher education products performed well in both the U.S. and international markets on a gross sales basis but experienced higher return rates than in 2004. The three major higher education product categories — Science, Engineering and Mathematics; Business and Economics; and Humanities, Social Science and Languages — benefited from the success of new and revised titles in 2005. Key titles contributing to HPI’s performance included:
•	Chang, Chemistry, 8/e;

•	McConnell and Brue, Economics, 16/e; and

•	Garrison, Managerial Accounting, 11/e.
     The U.S. college new textbook market grew 5.7% in 2005 and the Company’s college product sales outperformed the market.
     In 2005, the higher education market was favorably impacted by improving economic factors such as increased funding and the availability of loans. State appropriations for higher education, which declined in fiscal year 2004, increased 3.8% nationwide to $63 billion in fiscal year 2005, according to the Center for Higher Education at Illinois State University.
     In the professional Science, Technical and Medical marketplace, the release of Harrison’s Principles of Internal Medicine, 16/e, in Spanish and Portuguese translations benefited the HPI Group during 2005. In addition, the introduction of Pearls of Wisdom, a 35-title series of study guides for medical board exams, contributed favorably to 2005 results. AccessMedicine, an online product that was launched in November 2004 and expanded with extensive new content in 2005, generated additional subscriptions and increased site traffic. The professional education product line benefited from the HPI Group’s entry into the test preparation publishing market. Business and trade products also performed well in 2005. Several business titles reached and retained best-seller status for much of the year, including Wooden on Leadership, The Millionaire Real Estate Investor and Crucial Conversations: Tools for Talking When Stakes Are High. Continued softness in the market for computing and technology books limited overall growth in the professional sector despite gains for consumer and medical products.
     Internationally, the HPI Group benefited significantly from increased sales of English Language Training (ELT) materials and the English version of Harrison’s Principles of Internal Medicine, 16/e, which have been especially successful in the Middle East and Asia.
     The HPI Group expects 2006 to be another good year in higher education both in the U.S. and internationally. In 2006, growth is expected to occur in all three major disciplines in Higher Education: Business and Economics (B&E); Humanities, Social Science and Languages (HSSL); and Science, Engineering and Mathematics (SEM). HSSL will have a strong list of new products headed by Lucas, Public Speaking, 9/e. Major frontlist titles at SEM will include Saladin, Applied Biology, 4/e; Stevenson, Operational Management, 9/e and Silberberg, Chemistry, 4/e. B&E will have fewer major releases in 2006 but will benefit during the selling season from new and revised titles released on an accelerated schedule in 2005. Strong sales in India, Asia and Latin America are expected across the higher education imprints in 2006.
     The U.S. college new textbook market is approximately $3.6 billion and is expected to grow about 4% annually through 2008. In 2006, the Company anticipates that its college product sales will outperform the industry.
     Recognizing that technology continues to be the key trend in higher education for course management and content delivery, the HPI Group will aggressively pursue a variety of e-initiatives, including e-books, homework support for students and online faculty training and support.
     Growth in higher education continues to be affected by enrollments, funding for postsecondary institutions and economic factors that affect students, such as tuition costs and the availability of loans. U.S. college enrollments are projected to rise at 1–2% per year through 2013. For-profit colleges and distance-learning institutions continue to report stronger enrollment growth, with annual gains of 13% expected through 2008. Internationally, enrollments are also expected to increase significantly in Latin America and Asia.
     For the second year in a row, funding for state universities and colleges will improve as states restore some higher education funding. In a survey by the National Conference of State Legislatures, 10 states said they would increase higher education appropriations by 10% or more for fiscal year 2006. Only four states decreased appropriations for higher education for the 2006 fiscal year.
     Softness in some professional markets will limit revenue growth in 2006, despite a positive outlook for business and consumer products. Growth will also be tempered by a decline in U.S. and international sales of Harrison’s Principles of Internal Medicine, 16/e. During the year the Group will develop additional digital products for medical and other professional markets and will continue to expand the content of AccessMedicine and other existing online products to enhance their global penetration.
     In international markets, growth in 2006 will be driven by continued demand for English Language Training materials and higher education products in India, Asia and Latin America. In particular, the HPI Group will continue to make investments in India to capitalize on demand for English language products. Improving macroeconomic indicators across

THE MCGRAW-HILL COMPANIES AR 2005

Management’s Discussion and Analysis
Segment Review (continued)

much of Latin America coupled with stronger frontlist publishing in the HPI Group’s core markets underlie 2006 growth projections. Education funding in Puerto Rico, where spending was weak in 2004 and 2005, is also expected to provide growth opportunities in the region for school products. In Canada increased sales of school products is anticipated due to curriculum changes.
     In 2004, revenue for the HPI Group increased 4.8%. The results reflected the growth in U.S. and international sales of higher education titles. Foreign exchange rates favorably impacted revenue by $16.0 million.
     In 2004, the domestic higher education market grew by 1.8% on a net sales basis. Growth in higher education is impacted by enrollments, higher education funding and the number of courses available to students. In 2004, enrollments remained relatively steady, but funding issues continued to influence the number of courses offered on state campuses. State funding for higher education improved 3.8% in the 2004–2005 fiscal year, marking a reversal from the prior year, in which overall appropriations decreased. In October 2004, the Higher Education Act, which authorizes major federal student aid programs, including the federal student loan program, and provides direct aid to support student post-secondary educational pursuits, was extended through September 2005.
     In 2004, higher education enrollments internationally continued to increase. Funding improved due to an increase in funds from UNESCO (the European Centre for Higher Education) and as a result of various government initiatives focused on improving access to postsecondary education in countries such as the United Kingdom, China and India.
     The Business and Economics; Humanities, Social Science and Languages; and Science, Engineering and Mathematics imprints all experienced growth in 2004. Leading the HPI Group was Business and Economics, which published several major revisions and benefited from early-release sales. Key titles that contributed to the year’s performance included Nickels, Understanding Business, 7/e; Knorre, Puntos de Partida; McConnell, Economics, 16/e; and Lucas, The Art of Public Speaking, 8/e. The Company continued to improve its position in higher education by growing its college and university business, the least cyclical part of that market.
     Science, Technical and Medical professional titles benefited in the U.S. and internationally from a strong frontlist, which included Harrison’s Principles of Internal Medicine, 16/e. In November 2004, the HPI Group launched Access Medicine 2.0, which includes content derived from the Company’s 25 top medical titles, including many market-leading medical references such as Harrison’s Principles of Internal Medicine. Sales of computer books were negatively impacted by continued weakness in that segment of the professional market.
     School education imprints performed well in Europe and Latin America. The Mexican Education Ministry, through Conaliteg, an official Mexican government agency, ordered double the number of books that were ordered in 2003 because a new text-per-student funding model was implemented.
Financial Services

(in millions)	2005(a)	2004	2003

Revenue	$2,400.8	$2,055.3	$1,769.1
% increase	16.8	16.2	13.7

Operating profit	$1,019.2	$839.4	$667.6
% increase	21.4	25.7	19.0

% operating margin	42	41	38

(a)	Operating profit includes $6.8 million pre-tax gain on the sale of Corporate Value Consulting.

     The Financial Services segment operates under the Standard & Poor’s (S&P) brand as one reporting unit and provides independent credit ratings, indices, risk evaluation, investment research and data to investors, corporations, governments, financial institutions and investment managers and advisors, globally.
     Standard & Poor’s major areas of concentration include ratings services covering corporate and government entities, infrastructure projects and structured finance transactions; data and information services offering financial information on companies, securities, indices and funds through a variety of delivery channels and platforms; equity research focusing on comprehensive research and stock rankings; portfolio services developing global indices, investable products and portfolios; and risk management delivering quantitative tools and analytics, customized services and credit risk training.
     Issuance volumes noted within the discussion that follows are based on the domicile of the issuer. Issuance volumes can be reported in two ways: by “domicile,” which is based on where an issuer is located or where the assets associated with an issue are located, or based on “marketplace,” which is where the bonds are sold.
     The Financial Services segment’s revenue and operating profit experienced double-digit growth in 2005, increasing 16.8% and 21.4%, respectively, over 2004 results. The Financial Services segment’s increase in revenue and operating profit in 2005 is due primarily to the strong performance of structured finance and corporate finance (corporate finance and financial services) ratings, which represented approximately 40.3% and 17.0% of the growth in revenue, respectively. Growth was experienced in all asset classes within structured finance. The continuing favorable interest rate environment led to strong growth in the issuance of U.S. residential mortgage-backed securities (RMBS), commercial mortgage-backed securities (CMBS) and collateralized debt obligations (CDOs). The growth in corporate finance ratings was primarily attributable to increased revenues from recurring fees for surveillance activities and customers on annual fee arrangements. International revenue for the Financial Services segment continues to increase and represented 37% of the total revenue for the segment. Foreign exchange rates contributed $2.3 million to operating profit and had a slightly negative impact on revenue.
     During 2005, the Financial Services segment acquired Vista Research, Inc. and a majority interest in CRISIL Limited. On September 17, 2004, the Financial Services segment acquired Capital IQ. These acquisitions represented approximately 23% of the growth in revenue and had no material impact on operating profit for the year. The acquisitions are discussed in further detail in the Consolidated Review and Footnote 2 of the Consolidated Financial Statements.
     On September 30, 2005, the Company sold its Corporate Value Consulting business, the valuation services unit of the Financial Services segment. The sale resulted in a $6.8 million pre-tax gain. This disposition did not materially impact segment results for the year ended December 31, 2005.
     Total U.S. structured finance new issue dollar volume increased in 2005 due to solid growth across all asset classes. RMBS issuance was a primary driver of this growth, increasing 36.8% according to Harrison Scott Publications and S&P’s internal estimates (Harrison Scott Publications/S&P). RMBS issuance rose to record levels due to the continued low interest rate environment and further appreciation in home values, as well as a shift from agency to private origination associated with the prevalence of affordability products such as hybrid adjustable rate mortgages, negative amortization loans, interest only mortgages and silent seconds. In the fourth quarter of 2005, issuance was up significantly across virtually all classes and was favorably impacted in part by deals closing prior to the implementation of the Securities and Exchange Commission (SEC) Regulation AB, which became effective on January 1, 2006. Although U.S. RMBS issuance volumes have been strong overall, the number of issues increased only moderately leading to issue sizes that were substantially larger than last year, which adversely impacted pricing due to fee caps. The low interest rate environment and refinancing opportunities also drove a record increase in CMBS issuance in 2005. U.S. CDO dollar volume issuance in 2005 increased 64.0% according to Harrison Scott Publications/S&P. Growth was driven by stabilization of the asset class, improving credit quality and strong investor demand, as well as innovation in new structures and arbitrage opportunities. Issuance of asset-backed securities (ABS) in the U.S. grew, driven by growth in auto and student loans. The downgrades of General Motors and Ford during 2005 drove an increase in securitization activity by issuers in the auto industry.
     According to Securities Data, U.S. new issue dollar volume for corporate issuers in 2005 decreased due to softness in industrial issuance. Strong cash flows, high cash balances, excess production capacity and the high level of refinancing activity in 2004, lessened the need for new debt financing. Public finance issuance increased due to accelerated refundings by municipalities as they took advantage of rising short-term rates coupled with stable long-term rates. Refundings were up nearly 48% over prior year, while new money issuance was down slightly.
     International issuance growth remained strong in 2005 as the favorable trends of securitization, disintermediation and privatization continued. In Europe, the growth in issuance levels was primarily driven by strong corporate issuance in the first half of the year. Corporate issuance in Europe was up primarily due to the strength in financial services which resulted in part from pre-funding that occurred in the first half of the year, partly as a result of the expiration of the Pfandbrief in Germany and the introduction of new filing regulations. Structured finance also experienced strong issuance in the fourth quarter of 2005, primarily in RMBS due to three large transactions.
     Standard & Poor’s is a leading provider of data, analysis and independent investment advice and recommendations. In 2005, the results for these product lines were mixed. Securities information products such as RatingsXpress and RatingsDirect performed well as customer demand for fixed income data increased. The growth in securities identification products mirrored the strong growth in issuance volume. Data and information products benefited as a result of the recent acquisitions of Capital IQ and Assirt; however, results were negatively impacted due to acquisition-related costs and additional investments to build the infrastructure to support product growth. Market conditions were challenging in equity research in 2005. Vista Research, Inc., acquired in 2005, continued to add to its client base, but was negatively impacted by acquisition-related costs.
     Revenue related to Standard & Poor’s indices increased as assets under management for exchange-traded funds (ETFs) rose 18.8% to $135.1 billion as of December 31, 2005. In addition to exchange-traded funds, demand for exchange-traded derivatives grew significantly in 2005, largely due to higher trading volumes on the Chicago Board Options Exchange and the Chicago Mercantile Exchange. Growth was also experienced in structured products based on S&P’s STARS and Dividend Aristocrats index series.
     The financial services industry is subject to the potential for increasing regulation in the United States and abroad. The businesses conducted by the Financial Services segment are, in certain cases, regulated under the U.S. Investment Advisers Act of 1940, the U.S. Securities Exchange Act of 1934, the National Association of Securities Dealers and/or the laws of the states or other jurisdictions in which they conduct business.
     Standard & Poor’s ratings services is a credit rating agency that has been designated as one of five Nationally Recognized Statistical Rating Organizations, or NRSROs, by the SEC. The SEC first began designating NRSROs in 1975 for use of their credit ratings in the determination of capital charges for registered brokers and dealers under the SEC’s Net Capital Rule. During the last three years, the SEC has been examining the purpose of and the need for greater regulation of NRSROs. In January 2003, the SEC issued a report on the role and function of credit rating agencies in the operation of the securities markets. The report addressed issues that the SEC was required to examine under the Sarbanes-Oxley Act of 2002, as well as other issues arising from the SEC’s own review of credit rating agencies. In June 2003, the SEC solicited comments on a concept release that questioned: (1) whether the SEC should continue to designate NRSROs for regulatory purposes and, if so, what the criteria for designation should be; and (2) the level of oversight that the SEC should apply to NRSROs. In February 2005, Standard & Poor’s and other NRSROs’ representatives testified before the Senate Committee on Banking, Housing and Urban Affairs at a hearing to examine the role of credit rating agencies. In March 2005,

THE MCGRAW-HILL COMPANIES AR 2005

Management’s Discussion and Analysis
Segment Review (continued)

SEC Chairman William H. Donaldson also testified before the Senate Committee on Banking, Housing and Urban Affairs. He raised an issue about the SEC’s current authority to oversee NRSROs and referred to a voluntary framework for oversight that the NRSROs have been discussing with the SEC staff. The Chairman noted that the question of whether to impose a regulatory regime raises important issues that need to be examined, including the First Amendment. The legal status of rating agencies has also been addressed by courts in the United States in various decisions and is likely to be considered and addressed in legal proceedings from time to time in the future.
     In March 2005, the SEC voted to issue a rule proposal to define NRSROs. The SEC issued its proposed rule for public comment on April 19, 2005. Standard & Poor’s submitted its comments on June 9, 2005, largely supporting a more formal designation process and clear criteria, but without involving the SEC in the substance of the ratings process or in second-guessing rating opinions. In April 2005, Annette Nazareth, then Director of the SEC’s Division of Market Regulation, testified before the Subcommittee on Capital Markets, Insurance and Government Sponsored Enterprises of the House Financial Services Committee on the SEC’s proposed rule and on the oversight framework. She also raised questions on the SEC’s authority over NRSROs. Following this hearing, Rep. Paul E. Kanjorski asked the SEC to provide technical assistance on the specific authority the SEC would need to effectively oversee rating agencies. In June 2005, the SEC submitted an outline to Rep. Kanjorski of key issues to be addressed if Congress proceeds with legislation (Legislative Framework). Also in June 2005, Standard & Poor’s testified before the same House Subcommittee on H.R.2990, the “Credit Rating Agency Duopoly Relief Act.” This bill, proposed by Rep. Michael G. Fitzpatrick on June 20th, would set up a mandatory licensing regime with the SEC for credit rating agencies. Standard & Poor’s objected to the bill for legal and policy reasons. In August 2005, Standard & Poor’s submitted comments on the Legislative Framework to Rep. Kanjorski at his request.
     Outside the United States, the European Parliament has adopted resolutions requiring the European Commission to analyze the desirability of registering credit rating agencies in Europe and the need for registration criteria. The European Commission, through the Committee of European Securities Regulators (CESR), solicited comments on these issues from regulators and the public, including rating agencies, and in late March, CESR issued its final advice to the European Commission. CESR recommended that rating agencies should not be regulated but should implement and enforce internally a code of conduct and other policies to address key issues. In late December, the European Commission issued its final report endorsing, in effect, CESR’s advice. The Commission further indicated it will monitor rating agencies’ implementation of and compliance with their internal codes and will continue to monitor international developments regarding oversight and regulation.
     In addition, European Union member states are in the process of implementing the European Commission’s Market Abuse Directive which, depending on how the Directive is implemented, could affect rating agencies’ communications with issuers as part of the rating process. Local, national and multinational bodies have considered and adopted other legislation and regulations relating to credit rating agencies from time to time and are likely to continue to do so in the future.
     The International Organization of Securities Commissions (IOSCO), a global group of securities commissioners, has also been reviewing the role of rating agencies and their processes. In September 2003, IOSCO published a set of principles relating to rating agencies’ processes and procedures. On December 23, 2004, it published its Code of Conduct Fundamentals for Credit Rating Agencies that builds upon the 2003 principles. Standard & Poor’s worked closely with IOSCO in its drafting of both the principles and the code. In September 2004, Standard & Poor’s also published its own code of practices that is broadly consistent with IOSCO’s code and represents a compilation of existing policies and procedures around key aspects of the ratings process. In October 2005, Standard & Poor’s issued its Ratings Services’ Code of Conduct to further align its policies and procedures with IOSCO’s code. Standard & Poor’s recent code of conduct replaces its 2004 code of practices.
     New legislation, regulations or judicial determinations applicable to credit rating agencies in the United States and abroad could affect the competitive position of Standard & Poor’s ratings services; however, the Company does not believe that any new or currently proposed legislation, regulations or judicial determinations would have a materially adverse effect on its financial condition or results of operations.
     The market for credit ratings as well as research, investment advisory and broker-dealer services is very competitive. The Financial Services segment competes in the U.S. and internationally on the basis of a number of factors, including quality of ratings, research and investment advice, client service, reputation, price, geographic scope, range of products and technological innovation. In addition, in some of the countries in which Standard & Poor’s competes, governments may provide financial or other support to locally-based rating agencies and may from time to time establish official credit rating agencies, credit ratings criteria or procedures for evaluating local issuers.
     A writ of summons was served on The McGraw-Hill Companies, SRL and on The McGraw-Hill Companies, SA (both indirect subsidiaries of the Company) on September 29, 2005 and October 7, 2005, respectively, in an action brought in the tribunal of Milan, Italy by Enrico Bondi (“Bondi”), the Extraordinary Commissioner of Parmalat Finanziaria S.p.A. and Parmalat S.p.A. (collectively, “Parmalat”). Bondi has brought numerous other lawsuits in both Italy and the United States against entities and individuals who had dealings with Parmalat. In this suit, Bondi claims that Standard & Poor’s, which had issued investment grade ratings of Parmalat until shortly before Parmalat’s collapse in December 2003, breached its duty to issue an independent and professional rating and negligently and knowingly assigned inflated ratings in order to retain Parmalat’s business. Alleging joint and several liability, Bondi claims damages of euros 4,073,984,120 (representing the value of bonds issued by Parmalat and the rating fees paid by Parmalat) with interest, plus damages to be ascertained for Standard & Poor’s alleged complicity in aggravating Parmalat’s financial difficulties and/or for having contributed in bringing about Parmalat’s indebtedness towards its bondholders and legal fees. The Company believes that Bondi’s allegations and claims for damages lack legal or factual merit and intends to vigorously contest the action.
     Structured finance will continue to drive global growth in 2006 with increases expected in all the regions around the world. However, growth rates in the Financial Services segment are expected to decline compared to the growth rates experienced over the last several years. The declining growth rates are primarily due to the anticipated decline in U.S. RMBS issuance from the robust issuance experienced in 2005 and 2004. The Mortgage Bankers Association is forecasting a 20% decline in mortgage originations, as mortgage rates continue to rise and the rate of home price appreciation levels off. The Company anticipates that RMBS issuance will decline approximately 10–15% in 2006. Strong international growth and product diversification will help mitigate the anticipated decline in U.S. RMBS issuance volumes.
     The U.S. CMBS market will be driven by continued improvement in commercial real estate fundamentals, investor demand for relative yield and refinancing of older deals. U.S. CDO issuance in 2006 will continue to be driven by the stabilization of the asset class resulting in fewer downgrades, and more new structures and arbitrage opportunities. Issuance in U.S. ABS is anticipated to be moderate in 2006 as auto manufacturers continue to rely on securitization as a source of funding and consumers rely less on home equity loans resulting in a pick-up in credit card activity.
     In 2006, U.S. corporate issuance is anticipated to grow modestly as a result of an improvement in economic conditions, an increase in merger and acquisition activity and a larger pipeline of bonds maturing for refinancing. In addition, as corporations reduce excess cash balances, they will finance more with debt. The U.S. municipal market is coming off a good year, therefore comparisons will be more difficult in 2006. Rising interest rates will in large part make refunding less attractive. The Federal Highway Bill and the financing required to repair hurricane damaged infrastructure will likely stimulate state and local issuance.
     International market growth will continue to be strong as the favorable trends of securitization, disintermediation and privatization continue. In Europe, new structured finance issuers continue to enter the market, increasing the volume of these securitizations, despite high personal indebtedness levels and the cooling off of property markets in the most active RMBS countries. The Company expects strong repeat issuance for RMBS in Europe. Strong growth is anticipated in Germany and emerging markets for ABS and RMBS issuance. CMBS issuance is expected to grow in Europe as borrowers increasingly access capital markets directly as institutional real estate funds follow real estate companies in replacing bank borrowings with capital market execution. CDO issuance in Europe will continue to be driven by innovative new structures in the synthetic space and continued demand for certain cash CDO products. Corporate issuance in Europe is expected to remain strong.
     The outlook in Asia is favorable due to expected continued strong economic growth across the region and ongoing development of regional capital markets. The full-year impact of acquisitions made in 2005 will also contribute to growth in 2006.
     In 2006, growth is projected both in the U.S. and internationally in the financial services industry. Demand for research, fund ratings, index-related products and services as well as company-specific information products will continue to grow in 2006. Securities information products such as RatingsXpress and RatingsDirect will continue to perform well in 2006. Growth is anticipated in equity research services, including fund ratings, as a result of increased demand for independent research in the U.S. and internationally. Additional growth is projected in equity research products as a result of the full-year impact of Vista Research, Inc., which was acquired in 2005. The segment also anticipates increased opportunities as a result of new and enhanced data and information products as it continues its integration of Compustat and Capital IQ’s data and delivery platforms. However, acquisition-related costs and continued investments in products will negatively impact results. In 2006, the segment anticipates growth in Standard & Poor’s indices as assets under management in ETFs continue to increase.
     The Financial Services segment will also benefit from the growth of products and services that are not tied to the new issue market. Bank loan ratings, financial strength ratings, counterparty credit ratings and ratings evaluation services will be important contributors to performance in 2006.
     In 2004, the Financial Services segment produced double-digit revenue and operating profit growth due primarily to the performance of structured finance ratings and corporate finance (corporate finance and financial services) ratings, which represented approximately 43% and 27% of the growth in revenue, respectively. Operating margin increased to 41% from 38% in 2003.
     In 2004, favorable foreign exchange rates contributed $30.1 million to revenue and had a slightly negative impact on operating profit. International revenue for the Financial Services segment grew by 26.0% and represented 31.3% of the total revenue for the segment.
     On September 17, 2004, the Financial Services segment acquired Capital IQ, a leading provider of high-impact information solutions to the global investment and financial services communities. This acquisition had no material impact on the segment’s results in 2004. This acquisition is discussed in further detail in the Consolidated Review and Footnote 2 of the Consolidated Financial Statements.
     In structured finance for 2004, the continuing favorable interest rate environment led to strong growth in the issuance of U.S. RMBS, CDOs and CMBS, both in the U.S. and Europe. The growth in corporate finance ratings was attributable to revenues in 2004 from recurring fees for surveillance activities and from customers on annual fee arrangements. Bank loan

THE MCGRAW-HILL COMPANIES AR 2005

Management’s Discussion and Analysis
Segment Review (continued)

ratings, counterparty credit ratings, performance evaluation services and rating evaluation services experienced higher growth rates than more traditional ratings products and contributed to the year-to-year growth as the market demand for these products increased.
     The securitization market has grown significantly over the last decade in the United States. Total U.S. structured finance new issue dollar volume increased 35.3% in 2004, driven primarily by RMBS issuance, which grew 50.3% according to Harrison Scott Publications/S&P. RMBS issuance rose to record levels in the U.S. as interest rates remained low and the drivers of mortgage origination remained favorable. These included new and existing home sales, as well as appreciation in home prices. Issuance of U.S. CMBS and CDOs increased over the prior year due primarily to the favorable interest rate environment. An improving economy, strong consumer spending, increasing investor confidence and the quality of the underlying transaction collateral in CDOs also contributed to the increases.
     In 2004, U.S. issuance levels for corporate and government issuers declined compared to prior year. According to Securities Data, U.S. new issue dollar volume for corporate issuers decreased compared to the prior year. The decrease in corporate issuance was primarily due to a decline in investment grade issuance, as a result of a reduction in refinancing as issuers had already taken advantage of the low interest rate environment to refinance debt and restructure balance sheets. Strong corporate earnings and cash flows and high cash balances, as well as excess capacity, had also lessened the need for new debt financing. Although refundings increased by about 5% in 2004, increasing tax receipts resulting from an improving economy and higher interest rates led to declining issuance levels for many U.S. state and local government issuers. U.S. new issue dollar volume for public finance decreased in 2004 compared to prior year.
     International market growth was strong as the favorable trends of securitization, disintermediation and privatization continued in 2004. In Europe, issuance levels rose with strong growth in issuance in both the corporate and structured finance sectors in 2004. Issuance by corporate entities was driven by growth in both high-yield and investment-grade issuance, while structured finance experienced solid growth in mortgage-backed securities and asset-backed securities issuance.
     In 2004, conditions in the financial services marketplace continued to show improvement. As a leading provider of independent equity research, the Financial Services segment benefited from the increased demand resulting from the Global Research Settlement between the SEC and 12 large investment banks. During 2004, Standard & Poor’s was selected by several settlement banks and non-settlement firms to provide independent equity research in the U.S. and internationally. The segment continued to make investments in products relating to independent equity research and other new products in the areas of advisor services and indices.
     Revenue related to Standard & Poor’s indices increased as assets under management for ETFs rose 42.5% to $113.7 billion at December 31, 2004. In addition to exchange-traded funds, demand for exchange-traded derivatives grew significantly in 2004, largely due to higher index option volumes on the Chicago Board Options Exchange. Other new index products launched in 2004 include:
•	Futures and options on the Standard & Poor’s/MIB indices launched on the Borsa Italiana (replaced the old MIB 30 listed derivatives), and

•	Standard & Poor’s/CITIC China index series launched in collaboration with CITIC Securities.
Information & Media

(in millions)	2005(a)	2004	2003

Revenue	$931.1	$799.7	$772.6
% increase (decrease)	16.4	3.5	(4.6)

Operating profit	$60.6	$119.3	$109.8
% (decrease) increase	(49.2)	8.6	(7.0)

% operating margin	7	15	14

(a)	Operating profit includes a $5.5 million pre-tax loss on the sale of the Healthcare Information Group.
     The Information & Media (I&M) segment comprises two operating groups, which include business and professional media offering information, insight and analysis: the Business-to-Business Group (comprised of the BusinessWeek, J.D. Power and Associates (JDPA), McGraw-Hill Construction, Platts and Aviation Week brands), and the Broadcasting Group.
     On April 1, 2005, the Company acquired JDPA, a privately held company. JDPA is a leading provider of marketing information services for the global automotive industry and has established a strong and growing presence in several other important industries, including finance and insurance, home building, telecommunications and energy. Its customer satisfaction ratings and market research are recognized worldwide as benchmarks for quality and independence. The acquisition enhances the Company’s growth prospects for its core business information platform by providing a new customer base, while also providing new collaborative opportunities with the Company’s leading franchises including BusinessWeek, Standard & Poor’s, Platts, McGraw-Hill Construction and Aviation Week.
     On November 8, 2005, the Company sold its Healthcare Information Group to specialist publisher Vendome Group, LLC. The Healthcare Information Group comprised several magazines, including The Physician and Sportsmedicine, Postgraduate Medicine and Healthcare Informatics, as well as a variety of healthcare information programs that serve the medical market. The sale resulted in a $5.5 million pre-tax loss. Divesting this business is consistent with the Company’s strategy to direct resources where it has the best opportunity to achieve both financial growth and market leadership.
     In 2005, revenue grew by 16.4% or $131.4 million. The increase in revenue occurred primarily in the Business-to-Business Group, which grew 19.4%. The acquisition of JDPA, which contributed $144.7 million to revenue, was partially offset by the continued softness in the advertising market. At the Broadcasting Group, revenue decreased slightly primarily due to the decrease of political advertising in 2005. Operating profit for the Information & Media segment continues to be adversely affected by the softness in the advertising market. Also contributing to the decrease is a $5.3 million operating loss related to the acquisition of JDPA, a $5.5 million loss on the sale of the Healthcare Information Group and $10.2 million in restructuring charges. Foreign exchange rates negatively impacted revenue growth by $1.0 million and had no material impact on operating profit.
     The I&M segment incurred a restructuring charge of $10.2 million pre-tax in the fourth quarter of 2005, consisting primarily of employee severance costs related to the reduction of approximately 120 positions across the segment. Restructuring activities were related to the repositioning of BusinessWeek in global markets, including the discontinuation of regional print editions in Europe and Asia. Additional actions within this segment were taken to consolidate and strengthen the sales, customer support and ordering functions supporting the aviation, energy and construction information businesses.
     In 2006, the Information & Media segment will continue to examine its portfolio and realize efficiencies from restructuring initiatives taken in the fourth quarter of 2005. The Business-to-Business Group will benefit from increased revenues primarily from the full year impact of JDPA, which was acquired in April 2005. However, the segment will be negatively impacted from the discontinuation of BusinessWeek’s Europe and Asia print editions and from the movement of Sweets from a primarily print catalog distribution offering to an integrated online service. During 2006, the Sweets building products database will be integrated into the McGraw-Hill Construction Network, providing architects, engineers and contractors a powerful new search function for finding, comparing, selecting and purchasing products. The movement of Sweets from a primarily print catalog distribution offering to an integrated online service will impact revenue recognition. Historically, Sweets file sales were recognized in the fourth quarter of each year, when catalogs were delivered to its customers. Online service revenue is recognized as service is provided. The segment will continue to invest in BusinessWeek Online during 2006. Broadcasting will benefit from increased political advertising in 2006. However, the Broadcasting Group will be negatively impacted by acquisition-related costs from the new Azteca station in San Diego and a reduction in ABC network compensation. The segment will continue cost containment actions.
     In 2004, the Information & Media segment’s revenue increased 3.5%, while operating profits increased 8.6% compared to 2003. A slight improvement in the advertising market and cost containment continued to benefit the segment. Operating margins increased to 15% in 2004 from 14% in 2003. In 2004, revenue increased at the Business-to-Business Group by 2.4% and at the Broadcasting Group by 10.7% as compared with 2003. Foreign exchange rates favorably impacted revenue growth by $0.8 million and had a negative impact on operating profit of $3.0 million in 2004.
Business-to-Business Group

(in millions)	2005	2004	2003

Revenue	$818.9	$685.7	$669.6
% increase (decrease)	19.4	2.4	(4.4)

     In 2005, revenues increased for the Business-to-Business Group primarily due to the acquisition of JDPA, which was acquired on April 1, 2005. JDPA contributed $144.7 million in revenue, primarily driven by its U.S. client services businesses in the automotive sector as well as strong performance in diversified industries, which includes the telecommunications and insurance sectors. Softness in the advertising market continues to negatively impact the Business-to-Business Group.
     BusinessWeek had a difficult year in 2005, with advertising pages in the North American edition declining by 12.8% on the same number of issues, according to the Publishers Information Bureau (PIB). The prior year included a special 75th Anniversary double issue of BusinessWeek. There was one less issue for revenue recognition purposes in 2005. According to the PIB, advertising pages declined in the five book competitive set. BusinessWeek Online continues to perform well as advertising and the number of unique visitors to the Web site continue to increase.
     Platts’ news and pricing products experienced growth as a result of the increased need for market transparency due to the increase in crude oil prices and as U.S. energy markets continued to be affected by natural gas supplies. Increased customer demand for news and pricing products added to the subscriber base. The resulting revenue is recognized over the life of the related product subscriptions.
     As of December 2005, total U.S. construction starts were up 10% versus prior year. Both residential building (up 14%) and non-building construction (up 7%) were higher than prior year. U.S. nonresidential building improved over prior year (up 5%) due to strengthening in healthcare facilities and educational buildings. The McGraw-Hill Construction Network continues to drive growth, adding new customers to its subscriber base. The resulting revenue is recognized over the life of the related product subscription. In 2005, the Business-to-Business Group continued to make investments in the McGraw-Hill Construction Network to strengthen its functionality and improve the user experience. New publications such as Constructor Magazine and custom publishing products contributed to growth. However, deterioration of Sweets product sales more than offset the growth in construction publications and the McGraw-Hill Construction Network. Sales of Sweets were negatively affected by increased competition from building product manufacturers’ Web sites, internet search engines and pricing pressures.
     As of December 2005, BusinessWeek discontinued its Asia and Europe editions in favor of a single global edition of the print magazine. This edition will now serve readers and advertisers across North America, Europe, Asia and other global markets. BusinessWeek will keep its network of international bureaus to maintain the breadth of its news coverage as well

THE MCGRAW-HILL COMPANIES AR 2005                        41

Management’s Discussion and Analysis
Segment Review (continued)

as to support the growing BusinessWeek Online platform. As part of the fourth quarter 2005 restructuring, approximately 65 positions, mainly associated with the shutdown of the international editions, were eliminated. BusinessWeek will continue to develop regional partnerships to expand local language print editions in key markets around the world and build out regional capabilities via BusinessWeek Online.
     In 2006, the discontinuation of the Asia and Europe print editions will negatively impact year-over-year comparisons in the Business-to-Business Group. In addition, the BusinessWeek North American rate base will decrease by 70,000 to 900,000. This reduction is driven in part by rule changes by the Audit Bureau of Circulation (ABC) whereby certain public place distribution can no longer be classified as paid. To reflect the new rate base, BusinessWeek reduced the open advertising rate by 6.6%. The new rate reflects a 1% increase in the cost per thousand that advertisers are charged. Advertising volume is expected to increase as page yield decreases due to the decline in rate base. For revenue recognition purposes there will be the same number of issues in 2006 as in 2005.
     In 2006, BusinessWeek plans to bolster its online coverage of global markets to provide more robust and timely news and information to its growing international online audience. Customized online editions will be created for Europe and Asia, as will vertical content areas such as business education, design and innovation and small business. The segment will continue to make investments in BusinessWeek Online during 2006.
     The full year impact of JDPA, which was acquired in 2005, will contribute to revenue growth but will negatively impact operating profit mainly due to acquisition related costs. In 2006, JDPA will continue to grow its core U.S. automotive business and expand its presence internationally.
     During 2006, the Sweets building products database will be integrated into the McGraw-Hill Construction Network, providing architects, engineers and contractors a powerful new search function for finding, comparing, selecting and purchasing products. The transformation of Sweets from a primarily print catalog distribution offering to an online service will impact revenue recognition. Historically, Sweets file sales were recognized in the fourth quarter of each year when the catalogs were delivered to customers. Online revenue is recognized as service is provided. In 2006, the Business-to-Business Group will still deliver some print catalogs, but, as it makes the transition to the online service, where revenue is recognized over the life of the subscription, it expects to recognize lower revenue in 2006 in the range of $15 million. The Company believes that this customer-based strategy will increase its future penetration in the marketplace.
     In 2006, the energy sector should continue to be characterized by high energy prices and market volatility, increasing the need for more market transparency. Increased competition in energy research and analytic products could adversely affect results.
     In 2004, revenues increased for the Business-to-Business Group as the advertising market improved. A key contributor to the improved performance was the economic recovery follow-
ing the start of the war in Iraq and the outbreak of SARS in 2003.
     In 2004, advertising pages at BusinessWeek in the North American edition were up 4.2%, with one less issue in 2004, according to the PIB, but the same number of issues for revenue recognition. The BusinessWeek 75th Anniversary double issue was the largest issue since 2000, with 252 total pages in the North American edition. International editions, which were adversely affected by the Iraq war and SARS in 2003, had modest growth. Advertising pages were up in the Europe and Asia editions in 2004. BusinessWeek SmallBiz, which was launched in 2003, also contributed to growth.
     In 2004, geopolitical issues and demand continued to affect the U.S. energy markets. News and pricing products experienced growth as U.S. energy markets continued to be affected by natural gas supplies and the increased need for market transparency due to the volatility of crude oil prices. Increased customer demand for news and pricing products added to the subscriber base. The resulting revenue is recognized over the life of the related product subscriptions. During 2004, the segment continued to make investments to enhance product offerings in the U.S. energy markets.
     As of November 2004, total U.S. construction starts increased 9% versus prior year largely due to the continued strength in the residential building sector, which was up 16%. U.S. nonresidential construction increased 3% versus the prior year due to strengthening in commercial property types such as hotels and offices. The McGraw-Hill Construction Network, a Web-based integrated product, which was launched in late 2003, performed well, adding new customers to its subscriber base. The resulting revenue is recognized over the life of the related product subscription. Sweets file sales both in the U.S. and in Canada were lower than in 2003.
Broadcasting

(in millions)	2005	2004	2003

Revenue	$112.2	$114.0	$103.0
% (decrease) increase	(1.7)	10.7	(5.7)

     The Broadcasting Group operates eight television stations, of which four are ABC affiliates located in Denver, Indianapolis, San Diego, and Bakersfield, California and four are Azteca America affiliated stations in Denver, Colorado Springs and San Diego.
     Despite a strong political issue advertising market in California, the Broadcasting Group was negatively impacted by the decline of political advertising in an off election year in 2005. In 2005, the ratings position of the ABC network continued to improve and local advertising was strong. The service, automotive, leisure time and retailing categories of advertisers contributed to growth while the consumer products category was weak.
     Broadcasting continues to be driven by political elections and special events. In 2006, the combined markets for the Broadcasting Group are expected to increase due to an increase in political advertising. The Broadcasting Group will also benefit from the airing of the 2006 Super Bowl, which will help offset the loss of Monday Night Football. In addition, programming changes that include the loss of The Oprah Winfrey Show at the Denver and San Diego stations will negatively impact the Broadcasting Group. ABC network and local news ratings are expected to continue to improve in 2006. However, the Broadcasting Group will be negatively impacted by acquisition-related costs from the new Azteca station in San Diego and a reduction in ABC network compensation.
     In 2004, the Broadcasting Group benefited from political advertising, which helped offset the loss of the Super Bowl, which was aired by another network. Strong political advertising, particularly in the fourth quarter, resulted in time sales increasing 12.2% in 2004 versus prior year. Political advertising was strong across all markets, especially Denver, where the market benefited from a hotly contested state senate race and significant presidential campaign spending. During 2004, the ratings position of the ABC network improved partially due to the new hit shows in primetime. National advertising time sales, excluding political time sales, decreased in 2004. While the retailing and automotive categories of advertisers contributed to growth, the consumer products, leisure time and services categories remained weak. In 2004, the stations continued cost containment initiatives and continued to promote their local brands in order to improve local newscasts ratings.
Liquidity and Capital Resources

(in millions)	2005	2004

Working capital	$366.1	$479.2

Total debt	$3.3	$5.1

Gross accounts receivable	$1,376.0	$1,261.1
% increase	9.1	5.4

Inventories — net	$335.3	$327.8
% increase (decrease)	2.3	(0.1)

Investment in prepublication costs	$257.8	$237.8
% increase	8.4	9.0

Purchase of property and equipment	$120.2	$139.0
% (decrease) increase	(13.5)	20.9

     The Company continues to maintain a strong financial position. The Company’s primary source of funds for operations is cash generated by operating activities. The Company’s core businesses have been strong cash generators. Income and consequently cash provided from operations during the year are significantly impacted by the seasonality of businesses, particularly educational publishing. The first quarter is the smallest, accounting for 17.1% of revenue and only 9.3% of income from continuing operations in 2005. The third quarter is the largest, accounting for 32.9% of revenue and generating 45.2% of 2005 annual income from continuing operations. This seasonality also impacts cash flow and related borrowing patterns. The Company’s cash flow is typically negative to neutral in the first half of the year and turns positive during the third and fourth quarters. Debt financing is used as necessary for acquisitions and for seasonal fluctuations in working capital. Cash and cash equivalents were $748.8 million on December 31, 2005, an increase of $68.2 million from December 31, 2004. The Company’s subsidiaries maintain cash balances at several financial institutions located throughout the world. These cash balances are subject to normal currency exchange fluctuations. At December 31, 2005 and 2004, the Company’s overseas cash balances totaled $220.5 million and $262.2 million, respectively. Typically, cash held outside the U.S. is anticipated to be utilized to fund international operations or to be reinvested outside of the United States as a significant portion of the Company’s opportunities for growth in the coming years are expected to be abroad. However, as a result of the American Jobs Creation Act of 2004, which was enacted on October 22, 2004, the Company repatriated foreign earnings of $209.3 million in the fourth quarter of 2005 (see Footnote 5 of the Consolidated Financial Statements).
     Major factors affecting the change in cash included a 47% increase in cash provided by operations primarily due to strong operating results of the Financial Services and McGraw-Hill Education segments, the dispositions of Corporate Value Consulting and the Healthcare Information Group, offset by cash expenditures related to prepublication costs, the repurchase of treasury shares, the payment of dividends and acquisitions.
     Cash flow from operations exceeded dividends, investment in publishing programs, capital expenditures, repurchases of treasury shares and technology project spending, allowing the Company to reduce its outstanding debt. In 2006, cash on hand, cash flow from operations and existing credit facilities are expected to be sufficient to meet any additional operating and recurring cash needs (dividends, investment in publishing programs, capital expenditures and planned stock repurchases) into the foreseeable future.
     The Company’s working capital was $366.1 million at December 31, 2005, compared to $479.2 million at the end of 2004. The change primarily reflects increases in accrued performance related compensation and unearned revenue, primarily from the growth in the Financial Services segment offset by an increase in accounts receivable.
Cash Flow
Operating activities. Cash provided by operations increased 47% to $1.6 billion in 2005. The increase in cash provided by operating activities is primarily from strong operating results. Other contributors to cash provided by operations include an increase in income taxes payable, a decrease in prepaid and other current assets as a result of a 2004 tax receivable that was received in 2005 and an increase in accounts payable and accrued expenses primarily as a result of increased accrued compensation costs related to the Company’s improved performance over 2004. Other current liabilities include an accrual for restructuring activities that occurred in the fourth quarter of 2005.
     Accounts receivable (before reserves) increased $135.0 million in 2005 primarily as a result of a 14.3% increase in

THE MCGRAW-HILL COMPANIES AR 2005                        43

Management’s Discussion and Analysis
Cash Flow (continued)

revenue somewhat offset by continued improvement in the collection process. Days sales outstanding decreased four days in 2005, five days in 2004 and eight days in 2003. Total inventories increased $9.5 million in 2005, compared to a $27.4 million increase in 2004, as the Company maintains its inventory management.
     Interest and income taxes payable increased by $48.0 million in 2005, versus a $106.8 million decrease in 2004. The increase in 2005 is primarily as a result of the increase in the provision for taxes on income from continuing operations. The decrease in income tax payable in 2004 is a result of higher-than-usual tax payments in 2004 attributable to the gain on the sale of the Company’s 45% equity investment in Rock-McGraw, Inc. and a large international tax payment which was accrued on December 31, 2003. Also included in operating cash flow in 2004 is a $20.0 million non-cash reduction of the Company’s accrued income tax liability (see Footnote 5 of the Consolidated Financial Statements).
     Investing activities. Cash used for investing activities was $725 million in 2005, compared to $646.7 million in 2004. The change over the prior year is primarily due to an increase in the number and size of acquisitions in 2005 versus 2004. Proceeds received from dispositions in 2005 increased primarily due to the disposition of Corporate Value Consulting.
     Purchases of property and equipment totaled $120.2 million in 2005 compared with $139.0 million in 2004. 2005 spending primarily relates to investments in the Company’s distribution centers and facilities and technology related equipment. Included in 2004 purchases is the purchase of a corporate aircraft for approximately $32.8 million. The Company invested in a corporate aircraft, shifting from the charter aircraft approach to an ownership approach due in part to extensive international travel as a result of the Company’s continued global expansion. For 2006, capital expenditures are expected to be approximately $200 million and primarily relate to increased investment in the Company’s information technology data centers and other technology initiatives, as well as a new McGraw-Hill Education facility in Iowa.
     Additions to technology projects totaled $16.5 million in 2005, compared with $10.6 million in 2004. The increase in 2005 is primarily related to infrastructure for the McGraw-Hill Education segment. In 2006, additions to deferred technology projects are expected to be approximately $40 million.
     Net prepublication costs increased $26.4 million to $454.6 million at December 31, 2005, as spending outpaced amortization of the prior year’s investments. Prepublication investment totaled $257.8 million in 2005, $20.0 million more than the same period in 2004, reflecting the increased adoption opportunities in 2005. Prepublication spending for 2006 is expected to increase to approximately $340 million as the Company begins to ramp up spending to reflect the significant adoption opportunities in key states in 2007 and beyond.
     Cash used for investing activities was $646.7 million in 2004 compared to cash provided by investing activities of $137.8 million in 2003. The change over the prior year is primarily due to the difference in proceeds received from disposi-
tions of ComStock and the 45% equity interest in Rock-McGraw, Inc. in 2003 versus the payments for the acquisitions of Capital IQ and The Grow Network in 2004. Net prepublication costs decreased $35.4 million to $428.2 million at December 31, 2004, as amortization of prior year’s investments outpaced spending. Prepublication investment totaled $237.8 million in 2004, $19.7 million more than 2003, reflecting the heavier adoption opportunities in 2005.
     Financing activities. Cash used for financing activities was $743.8 million in 2005, compared to $441.7 million in 2004. The difference is primarily attributable to the increase in the repurchase of treasury shares. On a settlement basis, cash was utilized to repurchase approximately 14.5 million treasury shares for $677.7 million in 2005. In 2004, cash was utilized to repurchase approximately 10.3 million treasury shares for $409.4 million. Shares repurchased under the repurchase program were used for general corporate purposes, including the issuance of shares for stock compensation plans and to offset the dilutive effect of the exercise of employee stock options.
Outstanding Debt and Other Financing Arrangements
There were no commercial paper borrowings as of December 31, 2005 and 2004. The Company has a five-year revolving credit facility agreement of $1.2 billion that expires on July 20, 2009. The Company pays a facility fee of seven basis points on the credit facility whether or not amounts have been borrowed, and borrowings may be made at a spread of 13 basis points above the prevailing LIBOR rates. This spread increases to 18 basis points for borrowings exceeding 50% of the total capacity available under the facility. On July 5, 2005, the Company amended its credit facility to implement a materiality threshold for determining whether the effects of acquisitions and dispositions are included in the financial calculations for covenant reporting.
     The Company had two revolving credit facility agreements, consisting of a $625 million, five-year revolving credit facility agreement and a $575 million, 364-day revolving credit facility agreement, which were replaced by the new five-year revolving credit facility agreement of $1.2 billion on July 20, 2004. The Company’s $575 million, 364-day revolving credit facility agreement allowed it to borrow until July 20, 2004, on which date the facility agreement terminated and the maturity of such borrowings could not be later than July 20, 2005. The Company paid a facility fee of five basis points on the 364-day facility agreement whether or not amounts had been borrowed, and borrowings could be made at 15 basis points above the prevailing LIBOR rates. The commercial paper borrowings were also supported by a $625 million, five-year revolving credit facility, which was due to expire on August 15, 2005. The Company paid a facility fee of seven basis points on the five-year credit facility agreement whether or not amounts had been borrowed, and borrowings could be made at a spread of 13 basis points above the prevailing LIBOR rates.
     All of the facilities contain certain covenants, and the only financial covenant requires that the Company not exceed indebt-

edness to cash flow ratio, as defined, of 4 to 1 at any time. This restriction has never been exceeded. At December 31, 2005 and 2004, there were no borrowings under any of the facilities.
     The Company also has the capacity to issue Extendible Commercial Notes (ECNs) of up to $240 million. ECNs replicate commercial paper, except that the Company has an option to extend the note beyond its initial redemption date to a maximum final maturity of 390 days. However, if exercised, such an extension is at a higher reset rate, which is at a predetermined spread over LIBOR and is related to the Company’s commercial paper rating at the time of extension. As a result of the extension option, no backup facilities for these borrowings are required. As is the case with commercial paper, ECNs have no financial covenants. There were no ECNs outstanding at December 31, 2005 and 2004.
     Under the shelf registration that became effective with the Securities and Exchange Commission in 1990, an additional $250 million of debt securities can be issued.
     On April 27, 2005, the Company’s Board of Directors approved a two-for-one stock split of the Company’s common stock that was effected in the form of a 100% stock dividend to shareholders of record on May 6, 2005. The Company’s shareholders received one additional share for each share in their possession on that date. This did not change the proportionate interest a shareholder maintains in the Company. The additional shares were distributed on May 17, 2005.
Dividends
On January 24, 2006, the Board of Directors approved an increase of 10% in the quarterly common stock dividend from $0.165 to $0.1815 per share.
Share Repurchase Program
On January 24, 2006, the Board of Directors approved a new stock repurchase program authorizing the purchase of up to 45 million additional shares, which was approximately 12.1% of the total shares of the Company’s outstanding common stock. The repurchased shares may be used for general corporate purposes, including the issuance of shares in connection with the exercise of employee stock options. Purchases under this program may be made from time to time on the open market and in private transactions depending on market conditions.
     On January 29, 2003, the Board of Directors approved a share repurchase program authorizing the purchase of up to 30 million additional shares (post-split), which was approximately 7.8% of the total shares of the Company’s outstanding common stock. On a trade date basis, the Company repurchased 14.3 million shares for $671.9 million in 2005 at an average price of approximately $46.84 per share. Approximately 26.6 million shares have been repurchased for $1.15 billion at an average price of $43.22 under this program through December 31, 2005.
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
     The Company has naturally hedged positions in most countries with a local currency perspective with offsetting assets and liabilities. The gross amount of the Company’s foreign exchange balance sheet exposure from operations is $180.2 million as of December 31, 2005. Management has estimated using an undiversified value at risk analysis with 95% certainty that the foreign exchange gains and losses should not exceed $18.3 million over the next year based on the historical volatilities of the portfolio.
     The Company’s net interest expense is sensitive to changes in the general level of U.S. interest rates. Based on average debt and investments outstanding over the past twelve months, the following is the projected annual impact on interest expense on current operations:

Percent change in interest rates	Projected annual impact on operations
(+/–)	(millions)

1%	$3.3

Recently Issued Accounting Standards
See Footnote 1 of the Consolidated Financial Statements for disclosure of the impact that recently issued accounting standards will have on the Company’s financial statements.
Contractual Obligations, Commitments, Guarantees and Off-Balance Sheet Arrangements
The Company has various contractual obligations, which are recorded as liabilities in the consolidated financial statements. Other items, such as certain purchase commitments and other executory contracts, are not recognized as liabilities in the consolidated financial statements but are required to be disclosed. For example, the Company is contractually committed to acquire broadcast programming and make certain minimum lease payments for the use of property under operating lease agreements.
     The Company believes that the amount of cash and cash equivalents on hand, cash flow expected from operations and availability under its credit facilities will be adequate for the Company to execute its business strategy and meet anticipated requirements for lease obligations, capital expenditures, working capital and debt service for 2006.

THE MCGRAW-HILL COMPANIES AR 2005                        45

Management’s Discussion and Analysis
Contractual Obligations, Commitments, Guarantee and Off-Balance Sheet Arrangements (continued)
     The following table summarizes the Company’s significant contractual obligations and commercial commitments at December 31, 2005, over the next several years. Additional details regarding these obligations are provided in the Notes to the Consolidated Financial Statements, as referenced in the footnotes to the table:
Contractual Cash Obligations

(in millions)	Total	Less than 1 Year	1–3 Years	4–5 Years	After 5 Years

Outstanding debt(1)	$3.2	$2.9	$0.3	$—	$—
Operating leases(2)	1,848.2	152.0	277.2	248.5	1,170.5
Pension and postretirement obligations(3)	384.4	29.5	34.3	37.1	283.5
Paper and other printing services(4)	1,040.0	273.9	489.7	276.4	—
Purchase obligations	42.0	18.0	16.2	7.5	0.3
Other contractual obligations(5,6)	37.1	14.0	17.3	5.8	—
Unconditional purchase obligations(7)	39.4	14.7	24.7	—	—

Total contractual cash obligations	$3,394.3	$505.0	$859.7	$575.3	$1,454.3

(1)	The Company’s long-term debt obligations are described in Footnote 3 of the Consolidated Financial Statements.

(2)	The Company’s operating lease obligations are described in Footnote 6 of the Consolidated Financial Statements. Amounts shown include taxes and escalation.

(3)	The Company pension and postretirement medical benefit plans are described in Footnotes 9 and 10 of the Consolidated Financial Statements.

(4)	Included in the category of paper and other printing services are contracts to purchase paper and printing services. Except for deposits that may be required pursuant to the contracts, these obligations are not recorded in the Company’s Consolidated Financial Statements until contract payment terms take effect. The obligations are subject to change based on, among other things, the effect of governmental laws and regulations and the Company’s manufacturing operations operating outside the normal course of business and paper availability.

(5)	The Company has various contractual commitments for the purchase of broadcast rights for various television programming.

(6)	The Company’s commitments under creative talent agreements include obligations to producers, sports personnel, executives and television personalities.

(7)	A significant portion of the Company’s unconditional purchase obligations represents a revenue commitment for contracts with AT&T for data and voice transport, Verizon and AT&T Optical Network.

“Safe Harbor” Statement Under the Private Securities Litigation Reform Act of 1995
This section, as well as other portions of this document, includes certain forward-looking statements about the Company’s businesses, new products, sales, expenses, cash flows and operating and capital requirements. Such forward-looking statements include, but are not limited to: the strength and sustainability of the U.S. and global economy; Educational Publishing’s level of success in 2006 adoptions and enrollment and demographic trends; the level of educational funding; the level of education technology investments; the strength of Higher Education, Professional and International publishing markets and the impact of technology on them; the level of interest rates and the strength of the economy, profit levels and the capital markets in the U.S. and abroad; the level of success of new product development and global expansion and the strength of U.S. and international markets; the demand and market for debt ratings, including mortgage and asset-backed securities; the regulatory environment affecting Standard & Poor’s; the strength of the U.S. and international advertising markets; the volatility of the energy marketplace; the contract value of public works, manufacturing and single-family unit construction; the level of political advertising; and the level of future cash flow, debt levels, product-related manufacturing expenses, pension income/ (expense), distribution expenses, postal rates, amortization and depreciation expense, income tax rates, capital, technology and other expenditures and prepublication cost investment.
     Actual results may differ materially from those in any forward-looking statements because any such statements involve risks and uncertainties and are subject to change based upon various important factors, including, but not limited to, worldwide economic, financial, political and regulatory conditions; currency and foreign exchange volatility; the health of capital and equity markets, including future interest rate changes; the implementation of an expanded regulatory scheme affecting Standard & Poor’s ratings and services; the level of funding in the education market (both in the U.S. and internationally); the pace of the economy and in advertising; continued investment by the construction, computer and aviation industries; the successful marketing of new products, and the effect of competitive products and pricing.

Consolidated Statement of Income

Years ended December 31 (in thousands, except per share data)	2005	2004	2003

Revenue (Notes 1 and 4)
Product revenue	$2,782,539	$2,460,274	$2,413,887
Service revenue	3,221,103	2,790,264	2,476,433

Total Revenue	6,003,642	5,250,538	4,890,320

Expenses
Operating-related
Product	1,272,286	1,120,842	1,134,626
Service	1,044,048	925,803	883,824

Operating-related Expenses	2,316,334	2,046,645	2,018,450

Selling and general
Product	1,050,702	955,737	916,323
Service	1,121,693	948,819	850,226

Selling and General Expenses	2,172,395	1,904,556	1,766,549

Depreciation (Note 1)	106,750	92,177	82,826
Amortization of intangibles (Note 12)	44,235	32,470	32,971

Total Expenses	4,639,714	4,075,848	3,900,796
Other income – net (Notes 2 and 13)	1,236	—	147,850

Income from Operations	1,365,164	1,174,690	1,137,374

Interest expense	5,202	5,785	7,097

Income from Continuing Operations Before Taxes on Income	1,359,962	1,168,905	1,130,277
Provision for taxes on income (Note 5)	515,656	412,495	442,466

Income from Continuing Operations	844,306	756,410	687,811

Discontinued Operations (Note 2):
Earnings from operations of discontinued components:
ComStock (including gain on disposal of $86,953 in 2003)	—	—	87,490
Income tax expense	—	—	30,304

Earnings from discontinued operations	—	—	57,186

Juvenile retail publishing business (including loss on the 2003 recorded disposition of $75,919)	—	(931)	(81,058)
Income tax benefit	—	(344)	(23,711)

Loss from discontinued operations	—	(587)	(57,347)

Loss from discontinued operations	—	(587)	(161)

Net income	$844,306	$755,823	$687,650

Basic Earnings Per Common Share (Note 11)
Income from continuing operations	$2.25	$1.99	$1.81
Net Income	$2.25	$1.99	$1.81

Diluted Earnings Per Common Share (Note 11)
Income from continuing operations	$2.21	$1.96	$1.79
Net income	$2.21	$1.96	$1.79

See accompanying notes.
THE MCGRAW-HILL COMPANIES AR 2005

Consolidated Balance Sheet

December 31 (in thousands, except share data)	2005	2004

Assets
Current Assets
Cash and equivalents (Note 1)	$748,787	$680,623
Accounts receivable (net of allowances for doubtful accounts and sales returns: 2005 — $261,744; 2004 — $258,698) (Note 1)	1,114,291	1,002,408

Inventories: (Note 1)
Finished goods	309,509	292,693
Work-in-process	8,286	15,255
Paper and other materials	17,483	19,833

Total inventories	335,278	327,781
Deferred income taxes (Note 5)	287,404	258,157
Prepaid and other current assets	105,179	157,153

Total current assets	2,590,939	2,426,122

Prepublication Costs: (net of accumulated amortization: 2005 — $1,021,972; 2004 — $1,074,645)(Note 1)	454,631	428,205
Investments and Other Assets
Prepaid pension expense(Note 9)	288,868	299,792
Other (Note 1)	182,649	220,611

Total investments and other assets	471,517	520,403

Property and Equipment — At Cost
Land	13,614	13,510
Buildings and leasehold improvements	397,528	369,355
Equipment and furniture	888,369	812,927

Total property and equipment	1,299,511	1,195,792
Less — accumulated depreciation	772,761	682,726

Net property and equipment	526,750	513,066

Goodwill and Other Intangible Assets (Notes 1 and 12)
Goodwill — net	1,654,628	1,505,340
Copyrights — net	210,387	228,502
Other intangible assets — net	486,956	219,643

Net goodwill and other intangible assets	2,351,971	1,953,485

Total Assets	$6,395,808	$5,841,281

See accompanying notes.

	2005	2004

Liabilities and Shareholders’ Equity
Current Liabilities
Notes payable (Note 3)	$2,947	$4,613
Accounts payable	336,285	318,301
Accrued royalties	115,251	103,844
Accrued compensation and contributions to retirement plans	499,655	411,330
Income taxes currently payable	68,518	78,776
Unearned revenue (Note 1)	853,253	719,948
Deferred gain on sale leaseback (Note 13)	7,927	7,516
Other current liabilities (Note 14)	340,990	302,626

Total current liabilities	2,224,826	1,946,954

Other Liabilities
Long-term debt (Note 3)	339	513
Deferred income taxes (Note 5)	318,015	232,081
Accrued postretirement healthcare and other benefits (Note 10)	159,943	164,021
Deferred gain on sale leaseback (Note 13)	189,260	197,267
Other non-current liabilities	390,277	315,932

Total other liabilities	1,057,834	909,814

Total liabilities	3,282,660	2,856,768

Commitments and Contingencies (Notes 6 and 15)

Shareholders’ Equity (Notes 7 and 8)
Common stock, $1 par value: authorized — 600,000,000 shares; issued 411,709,328 shares in 2005 and 2004	411,709	205,855
Additional paid-in capital	1,020	113,843
Retained income	4,199,210	3,680,852
Accumulated other comprehensive income	(81,060)	(32,255)

Less — Common stock in treasury — at cost (39,011,219 in 2005 and 32,082,410 shares in 2004)	1,401,973	963,751
Unearned compensation on restricted stock	15,758	20,031

Total shareholders’ equity	3,113,148	2,984,513

Total Liabilities and Shareholders’ Equity	$6,395,808	$5,841,281

THE MCGRAW-HILL COMPANIES AR 2005

Consolidated Statement of Cash Flows

Years ended December 31 (in thousands)	2005	2004	2003

Cash Flow from Operating Activities
Net income	$844,306	$755,823	$687,650
Dividend from Rock-McGraw, Inc.	—	—	103,500
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	106,750	92,268	83,953
Amortization of intangibles	44,235	32,470	33,739
Amortization of prepublication costs	234,276	267,975	285,487
Provision for losses on accounts receivable	18,896	7,796	29,839
Gain on sale of S&P ComStock	—	—	(86,953)
Loss on disposition of juvenile retail publishing business, primarily goodwill impairment	—	—	75,919
Gain on sale of Rock-McGraw, Inc.	—	—	(131,250)
Other	5,780	9,338	(12,468)
Change in assets and liabilities net of effect of acquisitions and dispositions:
(Increase)/decrease in accounts receivable	(134,975)	(100,176)	12,428
(Increase)/decrease in inventory	(9,484)	(27,393)	64,354
Decrease/(increase) in prepaid and other current assets	57,913	(80,828)	18,927
Increase in accounts payable and accrued expenses	93,879	53,253	32,965
Increase in unearned revenue	123,414	115,636	47,371
Increase/(decrease) in other current liabilities	44,001	(11,568)	4,080
Increase/(decrease) in interest and income taxes currently payable	48,048	(106,800)	169,935
Net change in deferred income taxes	(18,730)	28,664	(50,017)
Net change in other assets and liabilities	101,581	27,014	12,886

Cash provided by operating activities	1,559,890	1,063,472	1,382,345

Investing Activities
Investment in prepublication costs	(257,795)	(237,760)	(218,049)
Purchase of property and equipment	(120,232)	(139,003)	(114,984)
Acquisition of businesses and equity interests	(461,842)	(306,232)	(3,678)
Disposition of property, equipment and businesses	131,335	46,904	502,665
Additions to technology projects	(16,456)	(10,623)	(28,145)

Cash (used for)/provided by investing activities	(724,990)	(646,714)	137,809

Financing Activities
Dividends paid to shareholders	(246,048)	(228,166)	(206,543)
Payments/additions on short-term debt — net	(12,677)	(22,718)	(552,719)
Repurchase of treasury shares	(677,659)	(409,350)	(216,356)
Exercise of stock options	192,764	218,791	79,162
Other	(169)	(302)	(408)

Cash used for financing activities	(743,789)	(441,745)	(896,864)

Effect of Exchange Rate Changes on Cash	(22,947)	10,019	14,115

Net change in cash and equivalents	68,164	(14,968)	637,405
Cash and equivalents at beginning of year	680,623	695,591	58,186

Cash and Equivalents at End of Year	$748,787	$680,623	$695,591

See accompanying notes.

Consolidated Statement of Shareholders’ Equity

						Less –
				Accumulated	Less –	unearned
		Additional		other	common stock	compensation
	Common	paid-in	Retained	comprehensive	in treasury	on restricted
(in thousands, except per share data)	$1 par	capital	income	income	at cost	stock	Total

Balance at December 31,2002	$205,853	$79,410	$2,672,086	$(103,965)	$669,499	$18,063	$2,165,822

Net income	—	—	687,650	—	—	—	687,650
Other comprehensive income (Note 1) :
Foreign currency translation adjustment	—	—	—	34,441	—	—	34,441

Comprehensive Income							722,091
Dividends ($0.54 per share)	—	—	(206,543)	—	—	—	(206,543)
Share repurchases	—	—	—	—	230,837	—	(230,837)
Employee stock plans, net of tax benefit	—	7,047	—	—	(99,176)	(150)	106,373
Other	1	44	2	—	(98)	—	145

Balance at December 31,2003	205,854	86,501	3,153,195	(69,524)	801,062	17,913	2,557,051

Net income	—	—	755,823	—	—	—	755,823
Other comprehensive income (Note 1) :
Foreign currency translation adjustment	—	—	—	37,269	—	—	37,269

Comprehensive Income							793,092
Dividends ($0.60 per share)	—	—	(228,166)	—	—	—	(228,166)
Share repurchases	—	—	—	—	400,629	—	(400,629)
Employee stock plans, net of tax benefit	—	27,218	—	—	(237,350)	2,118	262,450
Other	1	124	—	—	(590)	—	715

Balance at December 31,2004	205,855	113,843	3,680,852	(32,255)	963,751	20,031	2,984,513

Net income	—	—	844,306	—	—	—	844,306
Other comprehensive income (Note 1) :
Foreign currency translation adjustment	—	—	—	(33,644)	—	—	(33,644)
Minimum pension liability adjustment (Notes 1 and 9)	—	—	—	(15,161)	—	—	(15,161)

Comprehensive Income							795,501
Dividends ($0.66 per share)	—	—	(246,048)	—	—	—	(246,048)
Share repurchases	—	—	—	—	671,899	—	(671,899)
Employee stock plans, net of tax benefit	—	13,195	—	—	(233,509)	(4,273)	250,977
Two-for-one stock split at par value (Note 7)	205,854	(125,954)	(79,900)	—	—	—	—
Other	—	(64)	—	—	(168)	—	104

Balance at December 31,2005	$411,709	$1,020	$4,199,210	$(81,060)	$1,401,973	$15,758	$3,113,148

See accompanying notes.

THE MCGRAW-HILL COMPANIES AR 2005	51

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
     Cash and cash equivalents. Cash and cash equivalents include highly liquid investments with original maturities of three months or less and consist primarily of money market funds and time deposits. Such investments are stated at cost, which approximates market value and were $748.8 million and $680.6 million at December 31, 2005 and 2004, respectively. These investments are not subject to significant market risk.
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
     Prepublication costs. Prepublication costs, principally outside preparation costs, are amortized from the year of publication over their estimated useful lives, one to five years, using either an accelerated or the straight-line method. The majority of the programs are amortized using an accelerated methodology. The Company periodically evaluates the amortization methods, rates, remaining lives and recoverability of such costs, which are sometimes dependent upon program acceptance by state adoption authorities, based on expected undiscounted cash flows. If the annual prepublication amortization varied by one percentage point, the consolidated amortization expense would have changed by approximately $2.4 million.
     Deferred technology costs. The Company capitalizes certain software development and Web site implementation costs. Capitalized costs only include incremental, direct costs of materials and services incurred to develop the software after the preliminary project stage is completed, funding has been committed and it is probable that the project will be completed and used to perform the function intended. Incremental costs are expenditures that are out-of-pocket to the Company and are not part of an allocation or existing base from within the Company. Software development and Web site implementation costs are expensed as incurred during the preliminary project stage. Capitalized costs are amortized from the year the software is ready for its intended use over its estimated useful life, three to seven years, using a straight-line method. Periodically, the Company evaluates the amortization methods, remaining lives and recoverability of such costs. Capitalized software development and Web site implementation costs are included in other non-current assets and are presented net of accumulated amortization. Gross deferred technology costs were $127.8 million and $162.8 million at December 31, 2005 and 2004, respectively. Accumulated amortization of deferred technology costs was $49.1 million and $70.8 million at December 31, 2005 and 2004, respectively.
     Investment in Rock-McGraw, Inc. Rock-McGraw, Inc. (Rock-McGraw) owned the Company’s headquarters building in New York City. Rock-McGraw was owned 45% by the Company and 55% by Rockefeller Group, Inc. The Company accounted for this investment under the equity method of accounting. In December 2003, the Company sold its 45% equity investment in Rock-McGraw (see Note 13).
     Accounting for the impairment of long-lived assets. The Company accounts for impairment of long-lived assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS No. 144 establishes a uniform accounting model for long-lived assets to be disposed of. The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Upon such an occurrence, recoverability of assets to be held and used is measured by comparing the carrying amount of an asset to forecasted undiscounted future net cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. For long-lived assets held for sale, assets are written down to fair value, less cost to sell. Fair value is determined based on discounted cash flows, appraised values or management’s estimates, depending upon the nature of the assets. There were no impairments of long-lived assets, as of December 31, 2005, 2004 and 2003, with the exception of the Landoll, Frank Schaffer and related juvenile retail publishing businesses (juvenile retail publishing business), which was adjusted to fair value less cost to sell as of December 31, 2003, as a result of the impending disposition (see Note 2).
     Goodwill and other intangible assets. Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. As of December 31, 2005 and 2004, goodwill and other indefinite lived intangible assets that arose from acquisitions was $1.9 billion and $1.5 billion, respectively. Goodwill and other intangible assets with indefinite lives are not amortized, but instead are tested for impairment annually, or, if certain circumstances indicate a possible impairment may exist, in accordance with the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets.” The Company evaluates the recoverability of goodwill and indefinite lived intangible assets using a two-step impairment test approach at the reporting unit level. In the first step the fair value for the reporting unit is compared to its book value including goodwill. In the case that the fair value of the reporting unit is less than the book value, a second step is performed which compares the implied fair value of the reporting unit’s goodwill to the book value of the goodwill. The fair value for the goodwill is determined based on the difference between the fair values of the reporting units and the net fair values of the identifiable assets and liabilities of such reporting units. If the fair value of the goodwill is less than the book value, the difference is recognized as an impairment. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to the estimated residual values and reviewed for impairment in accordance with SFAS No. 144 (see Note 12). The Company performed its impairment assessment on long-lived assets, including intangible assets and goodwill, in accordance with the methods prescribed above. The Company concluded that no impairment existed in 2005.
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
     Product revenue comprises the revenue from the McGraw-Hill Education and Information & Media segments and represents revenue from educational products, primarily books and magazines, circulation revenue and revenue from syndicated study products. Service revenue represents the revenue of the Financial Services segment and the remaining revenue of the Information & Media segment and represents information-related services and advertising.
     Shipping and handling costs. In accordance with Emerging Issues Task Force Issue 00-10, “Accounting for Shipping and Handling Fees and Costs,” all amounts billed to customers in a sales transaction for shipping and handling are classified as revenue. In 2004, all prior periods were reclassified to comply with the classification guidelines. The effect on revenue for this reclassification for the years ended December 31, 2004 and 2003, was an increase of $62.5 million for each year.
     Depreciation. The costs of property and equipment are depreciated using the straight-line method based upon the following estimated useful lives: buildings and leasehold improvements — 15 to 40 years; equipment and furniture — two to 10 years.
     Advertising expense. The cost of advertising is expensed as incurred. The Company incurred $81.9 million, $88.8 million and $85.8 million in advertising costs in 2005, 2004 and 2003, respectively.
     Accounts receivable. Credit is extended to customers based upon an evaluation of the customer’s financial condition. Accounts receivable are recorded at net realizable value.
     Allowance for doubtful accounts and sales returns. The accounts receivable reserve methodology is based on historical analysis and a review of outstanding balances. The impact on the operating profit for a one percentage point change in the allowance for doubtful accounts is $13.8 million. A significant estimate in the McGraw-Hill Education segment, and particularly within the Higher Education, Professional and International Group, is the allowance for sales returns, which is based on the historical rate of return and current market conditions. Should the estimate for the HPI Group vary by one percentage point it would have an approximate $10.3 million impact on operating profit.
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
     As required by SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure,” an amendment to SFAS No.123, the following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation:

THE MCGRAW-HILL COMPANIES AR 2005	53

(in thousands, except earnings per share)
Years Ended December 31,	2005	2004	2003

Net income, as reported	$844,306	$755,823	$687,650
Stock-based compensation cost included in net income, net of tax	32,112	28,870	9,182
Fair value of stock-based compensation cost, net of tax	(73,965)	(62,319)	(52,320)

Pro forma net income	$802,453	$722,374	$644,512

Basic earnings per common share
As reported	$2.25	$1.99	$1.81
Pro forma	$2.14	$1.90	$1.70
Diluted earnings per common share
As reported	$2.21	$1.96	$1.79
Pro forma	$2.10	$1.87	$1.68

Basic weighted average shares outstanding	375,006	379,688	380,984
Diluted weighted average shares outstanding	382,570	385,824	384,009

     The Company changed the valuation model used for estimating the fair value of options granted in the first quarter of 2005 from the Black-Scholes option-pricing model to a lattice-based option-pricing model. This change was made because management believes that the lattice model provides a better estimate of fair value of options granted. The lattice model is a more flexible analysis, incorporating inputs that change over time such as volatility and interest rates, and allows for the actual exercise behavior of option holders. The Black-Scholes model assumptions are more constant over time, which is not always consistent with an employee’s exercise behavior. The Black-Scholes model would have produced a value that was approximately 8–12% higher. The 2005 decrease in pro forma stock based employee compensation expense as a result of this change is approximately $4 to $6 million before tax.
     The fair value of each option grant was estimated on the date of the grant using a lattice model in 2005 and the Black-Scholes model in 2004 and 2003, using the following assumptions:

	2005	2004	2003

Risk-free average interest rate	1.99–4.64%	2.9%	2.9%
Dividend yield	1.6%	1.6%	1.8%
Volatility	16–24%	17%	22%
Expected life	0.5–6.8 years	5 years	5 years
Weighted average fair value of grants	$8.90	$6.40	$5.60
     The Company has a 58.5% investment in CRISIL Limited, which grants options to purchase shares of its common stock. The fair value of the stock-based compensation cost of these grants had an immaterial impact on the Company’s pro forma net income and earnings per share for 2005.
     Comprehensive income. The following table is a reconciliation of the Company’s net income to comprehensive income for the years ended December 31:

(in thousands)	2005	2004	2003

Net income	$844,306	$755,823	$687,650
Other comprehensive income:
Foreign currency translation adjustments	(33,644)	37,269	34,441
Minimum pension liability, net of tax benefit of $6,498	(15,161)	—	—

Comprehensive income	$795,501	$793,092	$722,091

     Recent accounting pronouncements. On December 16, 2004, the FASB issued Statement No. 123 (revised 2004), “Share-Based Payment” (Statement 123(R)), which replaces Statement No. 123, “Accounting for Stock-Based Compensation,” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.”
Statement 123(R) requires all companies to measure compensation cost for all share-based payments (including employee stock options) at fair value and recognize the cost in the financial statements beginning with the first interim or annual reporting period that begins after June 15, 2005. The pro forma disclosures previously permitted under Statement 123 will no longer be an alternative to financial statement recognition. This statement applies to all awards granted after the date of adoption and to awards modified, repurchased or cancelled after that date. The cumulative effect of initially applying Statement 123(R), if any, is recognized as of the date of adoption.
     On April 14, 2005, the Securities and Exchange Commission postponed the effective date of SFAS 123(R) until the beginning of the issuer’s first fiscal year beginning after June 15, 2005. The Company is required to adopt Statement 123(R) beginning January 1, 2006.
     The Company will apply the modified prospective method, which requires compensation expense to be recognized for all unvested stock options and restricted stock upon adoption of SFAS 123(R), on or after the date of adoption for the portion of outstanding awards, for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated under Statement 123 for pro forma disclosures. The Company has elected to implement Statement 123(R) prospectively and estimates the incremental compensation expense to be approximately $79.1 million and will dilute earnings per share by approximately $0.13 in 2006.
     Stock split. On April 27, 2005, the Board of Directors approved a two-for-one stock split of the Company’s common stock, which was distributed on May 17, 2005 to shareholders of record on May 6, 2005. Accordingly, all references to common share data in the financial statements and notes have been restated to reflect the split.
     Reclassification. Certain prior year amounts have been reclassified for comparability purposes.

2. Acquisitions and Dispositions
Acquisitions. In 2005, the Company paid $461.8 million for the acquisition of several businesses and partial equity interests and for purchase price adjustments from its prior years’ acquisitions. The businesses acquired principally included Vista Research, Inc., J.D. Power and Associates and an additional 49.07% investment in CRISIL Limited. In 2004, the Company paid $306.2 million for the acquisition of four businesses, principally Capital IQ and The Grow Network and for purchase price adjustments from its prior years’ acquisitions. In 2003, the Company paid $3.7 million for the acquisition of one business and for purchase price adjustments from its prior years’ acquisitions. All of these acquisitions were accounted for under the purchase method. The excess of the purchase price over the net assets acquired for current transactions was preliminarily allocated to goodwill and other intangibles. Intangible assets recorded for all current transactions are amortized using the straight-line method for periods not exceeding 20 years with the exception of the J.D. Power trade name which has an indefinite life.
     Non-cash investing activities. Liabilities assumed in con-junction with the acquisition of businesses are as follows:

(in millions)	2005	2004	2003

Fair value of assets acquired	$643.5	$333.7	$4.1
Cash paid (net of cash acquired)	461.8	306.2	3.7

Liabilities assumed	$181.7	$27.5	$0.4

     All of these acquisitions are immaterial to the Company individually and in the aggregate.
     Dispositions. In November 2005, the Company sold its Healthcare Information Group, a unit of the Information & Media segment. The Healthcare Information Group comprised of several magazines including: The Physician and Sportsmedicine, Postgraduate Medicine and Healthcare Informatics, as well as a variety of healthcare information programs that serve the medical market. The divestiture of the Healthcare Information Group will enable the Information & Media segment to direct resources towards building its key business information and market insight franchises. The Company recognized a pre-tax loss of $5.5 million ($3.3 million after tax, or less than 1 cent per diluted share).
     In September 2005, the Company sold its Corporate Value Consulting (CVC) business, the valuation services unit of the Financial Services segment. This business was selected for divestiture as it no longer fit with the Company’s strategic plans. The divestiture of CVC will enable the Financial Services segment to focus on its core business of providing independent research, ratings, data indices and portfolio services. The Company recognized a pre-tax gain of $6.8 million ($4.2 million after tax, or 1 cent per diluted share).
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
     As of December 31, 2003, in accordance with Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the Company reviewed the carrying value of the juvenile retail publishing business’s net assets and adjusted the net assets to their fair market value less cost to sell. Accordingly, the Company recognized impairments to the carrying value of these net assets of approximately $75.9 million ($54.1 million after-tax, or 14 cents per diluted share) in 2003. Approximately $70.1 million of that charge was a write-off of goodwill and intangibles.
     As a result of the Company’s disposition of the juvenile retail publishing business, the results of these businesses are reflected as discontinued operations for all periods presented. In 2003, the disposition and results of operations resulted in a loss of $81.1 million ($57.3 million after-tax, or 15 cents per diluted share). The revenue recorded from the juvenile retail publishing business for the years ended December 31, 2004 and 2003, was $3.9 million and $66.6 million, respectively. Operating results for the years ended December 31, 2004 and 2003 were negligible.
     In February 2003, the Company divested S&P ComStock (ComStock), the real-time market data unit of Standard & Poor’s. The sale resulted in a gain of $87.0 million ($56.8 million after-tax, or 15 cents per diluted share) recorded as discontinued operations. ComStock was formerly part of the Financial Services segment. The sale of ComStock to Interactive Data Corporation resulted in $115.0 million in cash, an after-tax cash flow impact of $78.7 million, and a reduction in net assets of $28.0 million, which includes a reduction in net goodwill and intangible assets of $14.3 million. In 2003, the disposition and results of operations for the period contributed $87.5 million pre-tax ($57.2 million after-tax, or 15 cents per diluted share). The revenue and operating results recorded from ComStock for the year ended December 31, 2003 was $11.1 million and $0.3 million, respectively.
     All of these dispositions are immaterial to the Company individually and in the aggregate.
3. Debt and Other Commitments
     At December 31, 2005, the Company had total borrowings of $3.3 million, primarily short-term notes payable.
     Long-term debt was $0.3 million and $0.5 million, as of December 31, 2005 and 2004, respectively. The carrying amount of the Company’s borrowings approximates fair value. The Company paid interest on its debt totaling $4.2 million in 2005, $0.4 million in 2004 and $6.1 million in 2003.

THE MCGRAW-HILL COMPANIES AR 2005	55

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
     On July 20, 2004, the Company replaced the 364-day revolving credit facility agreement and five-year revolving credit facility agreement with a new five-year revolving credit facility agreement of $1.2 billion that expires on July 20, 2009. The Company pays a facility fee of seven basis points on the credit facility agreement whether or not amounts have been borrowed, and borrowings may be made at a spread of 13 basis points above the prevailing LIBOR rates. This spread increases to 18 basis points for borrowing exceeding 50% of the total capacity available under the facility.
     On July 5, 2005, the Company amended its credit facility to implement a materiality threshold for determining whether the effects of acquisitions and dispositions are included in the financial calculations for covenant reporting.
     All of the facilities contain certain covenants, and the only financial covenant requires that the Company not exceed indebtedness to cash flow ratio, as defined, of 4 to 1 at any time. This restriction has never been exceeded. At December 31, 2005 and 2004, there were no borrowings under any of the facilities.
     The Company also has the capacity to issue Extendible Commercial Notes (ECNs) of up to $240 million. ECNs replicate commercial paper, except that the Company has an option to extend the note beyond its initial redemption date to a maximum final maturity of 390 days. However, if exercised, such an extension is at a higher reset rate, which is at a predetermined spread over LIBOR and is related to the Company’s commercial paper rating at the time of extension. As a result of the extension option, no backup facilities for these borrowings are required. As is the case with commercial paper, ECNs have no financial covenants. There were no ECNs outstanding at December 31, 2005 and 2004.
     Under a shelf registration that became effective with the Securities and Exchange Commission in 1990, an additional $250 million of debt securities can be issued.
     As of December 31, 2005, the Company’s unconditional purchase obligations payments for each of the years 2006 through 2009 and thereafter are approximately $14.7 million, $15.2 million, $9.5 million, $0 million and $0 million, respectively.
4. Segment Reporting and Geographic Information
The Company has three reportable segments: McGraw-Hill Education, Financial Services and Information & Media. McGraw-Hill Education is one of the premier global educational publishers. This segment comprises two operating groups: the School Education Group, serving the elementary and high school markets and the Higher Education, Professional and International Group, serving the college, professional, international and adult education markets. In January 2004, the Company divested Landoll, Frank Schaffer and related juvenile retail publishing businesses, which were part of the McGraw-Hill Education segment. In accordance with SFAS No. 144, the Company reflected the results of these businesses as discontinued operations as of December 31, 2003 (see Note 2). In 2004, in accordance with Emerging Issues Task Force Issue 00-10, “Accounting for Shipping and Handling Fees and Costs,” all amounts billed to customers in a sales transaction for shipping and handling are classified as revenue. All prior periods have been reclassified to comply with the classification guidelines of this issue.
     The Financial Services segment operates under the Standard & Poor’s brand as one reporting unit and provides credit ratings, evaluation services and analyses globally on corporations, financial institutions, securitized and project financings, and local, state and sovereign governments. The Financial Services segment provides a wide range of analytical and data services for investment managers and investment advisors globally. In September 2005, the Company divested its Corporate Value Consulting business, which was formerly part of the Financial Services segment (see Note 2). During 2005, the Company acquired Vista Research, Inc. and an additional 49.07% investment in CRISIL Limited. The assets of these acquisitions total approximately $123 million and are not considered material to the Company. These acquisitions are included as part of the Financial Services segment. In February 2003, the Company divested S&P Comstock, which was formerly part of the Financial Services segment. S&P Comstock is reflected as a discontinued operation on the face of the income statement (see Note 2).
     The Information & Media (I&M) segment includes business and professional media offering information, insight and analysis and includes two operating Groups, the Business-to-Business Group (including such brands as BusinessWeek, J.D. Power and Associates, McGraw-Hill Construction, Platts and Aviation Week) and the Broadcasting Group, which operates eight television stations. Included in the results of the I&M segment are the results of J.D. Power and Associates which was acquired on April 1, 2005 (see Note 2). The assets acquired in this acquisition totaled approximately $520 million and are not considered material to the Company. In November 2005, the Company divested its Healthcare Information Group, which was formerly part of the I&M segment (see Note 2).
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
     The operating profit adjustments listed below relate to the operating results of the corporate entity, which is not considered an operating segment and includes all corporate expenses (income) of $124.8 million, $124.1 million and $(38.2) million, and interest expense of $5.2 million, $5.8 million and $7.1 million, of the Company for years ended December 31, 2005, 2004 and 2003, respectively. Included in corporate income for 2003 is the gain from sale of Rock-McGraw, Inc. of $131.3 million (see Note 13). Corporate assets consist principally of cash and equivalents, prepaid pension expense, deferred income taxes and leasehold improvements related to subleased areas.
     Foreign operating profit from our continuing businesses was $303.4 million, $299.9 million and $219.1 million in 2005, 2004 and 2003, respectively. Foreign revenue, operating profit and long-lived assets include operations in 37 countries. The Company does not have operations in any foreign country that represent more than 5% of its consolidated revenue. Transfers between geographic areas are recorded at agreed upon prices and intercompany revenue and profit are eliminated.

     All income statement categories have been restated to exclude the results of discontinued operations. Segment information for the years ended December 31, 2005, 2004, and 2003 is as follows:

	McGraw-Hill	Financial	Information	Segment		Consolidated
(in millions)	Education	Services	& Media	Totals	Adjustments	Total

2005
Revenue	$2,671.7	$2,400.8	$931.1	$6,003.6	$—	$6,003.6
Operating profit	410.2	1,019.2	60.6	1,490.0	(130.0)	1,360.0	*
Depreciation and amortization†	305.0	45.7	30.6	381.3	3.9	385.2
Assets	2,841.5	1,136.5	944.0	4,922.0	1,473.8	6,395.8
Capital expenditures‡	324.1	26.2	23.1	373.4	4.6	378.0
Technology project additions	8.6	1.2	6.7	16.5	—	16.5

2004
Revenue	$2,395.5	$2,055.3	$799.7	$5,250.5	$—	$5,250.5
Operating profit	340.1	839.4	119.3	1,298.8	(129.9)	1,168.9	*
Depreciation and amortization †	329.0	39.7	20.4	389.1	3.4	392.5
Assets	2,811.8	1,156.3	437.8	4,405.9	1,435.4	5,841.3
Capital expenditures ‡	313.5	43.2	19.0	375.7	1.1	376.8
Technology project additions	7.1	2.9	—	10.0	0.6	10.6

2003
Revenue	$2,348.6	$1,769.1	$772.6	$4,890.3	$—	$4,890.3
Operating profit	321.8	667.6	109.8	1,099.2	31.1	1,130.3	*
Depreciation and amortization†	340.5	34.7	20.1	395.3	3.0	398.3
Assets	2,703.8	873.4	433.1	4,010.3	1,332.2	5,342.5
Capital expenditures‡	258.7	57.5	15.1	331.3	1.7	333.0
Technology project additions	14.5	11.7	—	26.2	1.9	28.1

*	Income from continuing operations before taxes on income.

†	Includes amortization of intangible assets and prepublication costs.

‡	Includes purchase of property and equipment and investments in prepublication costs.
     The following is a schedule of revenue and long-lived assets by geographic location:

(in millions)	2005		2004		2003
		Long-lived		Long-lived		Long-lived
	Revenue	Assets	Revenue	Assets	Revenue	Assets

United States	$4,665.8	$3,208.0	$4,120.1	$2,846.4	$3,924.9	$2,561.8
European region	760.0	66.7	648.2	69.3	541.4	74.5
Asia	336.6	92.5	262.8	23.3	217.9	25.4
Rest of world	241.2	44.8	219.4	47.6	206.1	46.5

Total	$6,003.6	$3,412.0	$5,250.5	$2,986.6	$4,890.3	$2,708.2

THE MCGRAW-HILL COMPANIES AR 2005	57

5. Taxes on Income
Income from continuing operations before taxes on income resulted from domestic operations (including foreign branches) and foreign subsidiaries’ operations as follows:

(in millions)	2005	2004	2003

Domestic operations	$1,218.9	$1,034.4	$1,036.3
Foreign operations	141.1	134.5	94.0

Total income before taxes	$1,360.0	$1,168.9	$1,130.3

     A reconciliation of the U.S. statutory tax rate to the Company’s effective tax rate for financial reporting purposes follows:

	2005	2004	2003

U.S. statutory rate	35.0%	35.0%	35.0%

Effect of state and local income taxes	4.4	4.4	3.9
Disposition of businesses	—	—	2.1
Repatriation of earnings (see below)	0.7	—	—
Adjustment to accrued income tax liability (see below)	—	(1.7)	—
Other — net	(2.2)	(2.4)	(1.9)

Effective tax rate	37.9%	35.3%	39.1%

     The Company repatriated $209.3 million of earnings from its foreign subsidiaries in 2005. The repatriation took advantage of the one-time incentive offered under the American Jobs Creation Act of 2004. The largest distributions were from the United Kingdom ($102 million) and Germany ($60 million). The incremental income tax due to the repatriation was $10.0 million, representing a one-time charge of $0.03 on EPS.
     The Company completed various federal, state and local and foreign tax audit cycles and, in the first quarter of 2004, accordingly removed approximately $20 million from its accrued income tax liability accounts. This non-cash item resulted in a reduction to the 2004 overall effective tax rate from continuing operations to 35.3%. The Company remains subject to federal audits for 2002 and subsequent years, and to state and local and foreign tax audits for a variety of open years dependent upon the jurisdiction in question.
     The provision for taxes on income consists of the following:

(in millions)	2005	2004	2003

Federal:
Current	$385.7	$269.7	$343.4
Deferred	(0.1)	39.5	(35.1)

Total federal	385.6	309.2	308.3

Foreign:
Current	46.0	26.8	27.2
Deferred	(3.2)	0.4	(0.4)

Total foreign	42.8	27.2	26.8

State and local:
Current	86.1	76.2	117.0
Deferred	1.2	(0.1)	(9.6)

Total state and local	87.3	76.1	107.4

Total provision for taxes	$515.7	$412.5	$442.5

     The principal temporary differences between the accounting for income and expenses for financial reporting and income tax purposes as of December 31 are as follows:

(in millions)	2005	2004

Deferred tax assets:
Reserves and accruals	$279.9	$261.6
Postretirement benefits	64.4	66.2
Other — net	28.6	34.8
Deferred gain	79.9	83.0

Total deferred tax assets	452.8	445.6

Deferred tax liabilities:
Fixed assets and intangible assets	(351.3)	(269.1)
Prepaid pension & other expenses	(123.7)	(140.6)
Unearned revenue	(8.4)	(9.8)

Total deferred tax liabilities	(483.4)	(419.5)

Net deferred income taxes	$(30.6)	$26.1

Reported as:
Current deferred tax assets	$287.4	$258.2
Non-current deferred tax liabilities	(318.0)	(232.1)

Net deferred income taxes	$(30.6)	$26.1

     The Company made net income tax payments totaling $419.3 million in 2005, $562.0 million in 2004 and $328.4 million in 2003. The 2004 tax payment includes $172.0 million in the first quarter of 2004 attributable to the gain on the sale of the Company’s 45% equity investment in Rock-McGraw, Inc.
     The Company has not recorded deferred income taxes applicable to undistributed earnings of foreign subsidiaries that are indefinitely reinvested in foreign operations. Undistributed earnings amounted to approximately $139 million at December 31, 2005, excluding amounts that, if remitted, generally would not result in any additional U.S. income taxes because of available foreign tax credits. If the earnings of such foreign subsidiaries were not indefinitely reinvested, a deferred tax liability of approximately $37 million would have been required.

6. Rental Expense and Lease Obligations
Rental expense for property and equipment under all operating lease agreements was as follows:

(in millions)	2005	2004	2003

Gross rental expense	$205.9	$204.3	$187.5
Less: sublease revenue	6.6	6.5	7.1
Less: Rock-McGraw rent credit	16.9	17.2	—

Net rental expense	$182.4	$180.6	$180.4

     The Company is committed under lease arrangements covering property, computer systems and office equipment. Leasehold improvements are amortized straight-line over the shorter of their economic lives or their lease term. Certain lease arrangements contain escalation clauses covering increased costs for various defined real estate taxes and operating services. Rent escalation fees are recognized straight-line over the lease term.
     Minimum rental commitments, including rent payments on the sale-leaseback described in Note 13, under existing non-cancelable leases with a remaining term of more than one year, are shown in the following table. The annual rental commitments for real estate are reduced by $4.8 million in 2006, $4.0 million in 2007and $2.8 million a year through 2010 for sublease income.

(in millions)

2006	$142.5
2007	134.2
2008	122.9
2009	114.5
2010	112.9
2011 and beyond	1,086.0

Total	$1,713.0

7. Capital Stock
On April 27, 2005, the Company’s Board of Directors approved a two-for-one stock split of the Company’s common stock to be effected in the form of a 100 percent stock dividend to shareholders of record as of May 6, 2005. On May 17, 2005, the Company’s shareholders received one additional share for each share in their possession on the date of record. This did not change the proportionate interest a shareholder maintains in the Company.
     On January 27, 1999 and January 29, 2003, the Board of Directors approved share repurchase programs authorizing the repurchase of up to 30 million shares for each plan. The Company completed the 1999 repurchase program in November 2003. Under the 2003 repurchase program, the Company repurchased a total of 26.6 million shares totaling $1,149.2 million at an average price of $43.22 a share as of December 31, 2005. On January 24, 2006, the Board of Directors approved a new share repurchase program authorizing the repurchase of up to 45 million additional shares.
Share repurchase for the years ended December 31, are as follows:

(in millions, except average price)	2005	2004	2003

Shares Repurchased	14.3	10.0	6.9
Average Price	$46.84	$40.07	$30.65

Amount	$671.9	$400.7	$212.6

     Shares repurchased were used for general corporate purposes, including the issuance of shares for stock compensation plans and to offset the dilutive effect of the exercise of employee stock options. In any period, cash used in financing activities related to common stock repurchased may differ from the comparable change in stockholders’ equity, reflecting timing differences between the recognition of share repurchase transactions and their settlement for cash.
     Two million shares of preferred stock, par value $1 per share, are authorized; none have been issued. 600,000 shares were reserved for issuance under a Preferred Share Purchase Rights Plan adopted by the Company’s Board of Directors on July 29, 1998. On July 27, 2005, the Board of Directors approved the acceleration of the expiration date of such Rights Plan to August 10, 2005.
     In 2005, dividends were paid at the quarterly rate of $0.165 per common share. Total dividends paid in 2005, 2004 and 2003 were $246.0 million, $228.2 million and $206.5 million, respectively.
8. Stock Plan Awards
The Company applies the provisions of APBO No. 25, “Accounting for Stock Issued to Employees,” in accounting for its stock-based awards. Accordingly, no compensation cost has been recognized for its stock option plans other than for its restricted stock performance awards. The Company has three stock option plans: the 2002, 1993 and 1987 Employee Stock Incentive Plans and a Director Deferred Stock Ownership Plan.
     Under the Director Deferred Stock Ownership Plan, common stock reserved may be credited to deferred stock accounts for eligible Directors. In general, the Plan requires that 50% of eligible Directors’ annual compensation plus dividend equivalents be credited to deferred stock accounts. Each Director may also elect to defer all or a portion of the remaining compensation and have an equivalent number of shares credited to the deferred stock account. Recipients under this Plan are not required to provide consideration to the Company other than rendering service. Shares will be delivered as of the date a recipient ceases to be a member of the Board of Directors or within five years thereafter, if so elected. The Plan will remain in effect until terminated by the Board of Directors or until no shares of stock remain available under the Plan.

THE MCGRAW-HILL COMPANIES AR 2005	59

     The number of common shares (post-split) remaining reserved for issuance at December 31, 2005 and 2004 is as follows:

(in thousands of shares)	2005	2004

Shares available for granting under the 2002 Plan	19,115	22,590
Options outstanding	42,191	41,234

Shares reserved for issuance for employee stock plan awards	61,306	63,824
Director Deferred Stock Ownership Plan	566	572

Total shares reserved for issuance	61,872	64,396

     No further awards may be granted under the 1987 or 1993 Plans, although awards granted prior to the adoption of the 2002 Plan, as amended, remain outstanding under the 1987 and 1993 Plans in accordance with their terms. The 1987 and 1993 Plans provided for the granting of incentive stock options, nonqualified stock options, stock appreciation rights (SARs), restricted stock awards, deferred stock (applicable to the 1987 Plan only) or other stock-based awards to purchase a total of 75.6 million shares of the Company’s common stock – 18.4 million shares under the 1987 Plan and 57.2 million shares under the 1993 Plan.
     The 2002 Employee Stock Incentive Plan as amended in 2004 (2002 Plan) permits the granting of nonqualified stock options, SARs, performance stock, restricted stock, and other stock-based awards. Under the terms of the 2002 Plan, shares of stock subject to an award (other than a stock option, SARs or dividend equivalent) or shares of stock paid in settlement of a dividend equivalent will reduce the aggregate limit of shares issuable under the 2002 Plan by one share for each such share granted; shares of stock subject to a stock option or SARs will reduce the aggregate limit by one-third of a share for each such share granted provided, in each such case that the limit on the number of shares reserved under the 2002 Plan will not, as a result of such share counting, increase the total number of shares of stock that may be issued by more than 19.0 million shares of stock.
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
     Beginning in 1997, participants who exercised an option by tendering previously owned shares of common stock of the Company could elect to receive a one-time restoration option covering the number of shares tendered. Restoration options were granted at fair market value of the Company’s common stock on the date of the grant, had a maximum term equal to the remainder of the original option term and were subject to a six-month vesting period. In 2005, the restoration feature was eliminated for options granted on January 1, 2005 and after.
     Effective March 30, 2006, the Company’s restoration stock option program will be eliminated. Restoration options granted between February 3 and March 30, 2006, will vest immediately and all restoration options outstanding as of February 3, 2006 became fully vested.
     A summary of the status of the Company’s stock option plans as of December 31 and activity during the year is as follows:

		Weighted average
(in thousands of shares)	Shares	exercise price

Outstanding at December 31, 2002	35,042	$27.57

Options granted	10,200	28.49
Options exercised	(4,054)	22.97
Options cancelled and expired	(1,168)	32.67

Outstanding at December 31, 2003	40,020	$28.16

Options granted	12,134	38.89
Options exercised	(10,176)	27.15
Options cancelled and expired	(744)	32.39

Outstanding at December 31, 2004	41,234	$31.48

Options granted	10,680	44.11
Options exercised	(8,889)	29.09
Options cancelled and expired	(834)	38.50

Outstanding at December 31, 2005	42,191	$35.03

     At December 31, 2005, 2004 and 2003, options for 27,990,000, 25,548,000 and 25,840,000 shares of common stock were exercisable.

A summary of information about stock options outstanding and options exercisable at December 31, 2005 is as follows:

(in thousands of shares)		Options Outstanding		Options Exercisable
		Weighted average	Weighted average		Weighted average
Range of exercise prices	Shares	remaining term	exercise price	Shares	exercise price

$10.85 to $15.53	480	1.03 years	$11.77	480	$11.77
$18.09 to $27.13	3,473	3.41 years	$22.37	3,473	$22.37
$27.25 to $32.90	12,303	5.89 years	$29.09	12,303	$29.09
$33.09 to $40.87	14,737	7.41 years	$36.79	10,228	$36.08
$41.61 to $53.52	11,198	8.62 years	$44.17	1,506	$44.39

$10.85 to $53.52	42,191	6.89 years	$35.03	27,990	$31.33

     Restricted stock performance awards have been granted under the 2002 and 1993 Plans. These restricted stock awards will vest only if the Company achieves certain financial goals over various vesting periods. Other restricted stock awards have total vesting periods of up to three years with vesting beginning on the first anniversary of the awards.
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
     A summary of restricted shares is as follows:

	2005	2004	2003

Restricted shares issued	678,751	595,694	589,752
Average market value of shares issued	$44.29	$38.49	$28.21
Restricted stock compensation charged to expense (in millions)	$51.1	$45.8	$14.6
Restricted shares outstanding at end of year	1,327,991	1,516,070	1,477,694

9. Retirement Plans
The Company and its subsidiaries have a number of defined benefit pension plans (defined benefit plans) and defined contribution plans covering substantially all employees. The Company’s primary pension plan is a noncontributory plan under which benefits are based on employee career employment compensation. The Company also sponsors voluntary 401(k) plans under which the Company may match employee contributions up to certain levels of compensation as well as profit-sharing plans under which the Company contributes a percentage of eligible employees’ compensation to the employees’ accounts.
     The Company uses a measurement date of December 31 for its pension plans. For purposes of determining annual pension cost, prior service costs are being amortized straight-line over the average remaining service period of employees expected to receive benefits. For 2005, the assumed return on plan assets of 8.0% is based on a calculated market-related value of assets, which recognizes changes in market value over five years.
     A summary of net periodic benefit expense (income) for the Company’s qualified defined benefit plans is as follows:

(in millions)	2005	2004	2003

Service cost	$47.9	$42.8	$35.9
Interest cost	59.4	55.1	50.3
Expected return on assets	(88.2)	(98.1)	(96.3)
Amortization of:
Transition asset	—	—	0.2
Prior service cost	0.3	0.4	0.4
Actuarial loss (gain)	5.5	0.5	(3.8)

Net periodic benefit expense (income)	$24.9	$0.7	$(13.3)

U.S. weighted average assumptions used to determine net cost — January 1
Discount rate	5.75%	6.25%	6.75%
Compensation increase factor	5.50	5.50	5.50
Return on assets	8.00	8.75	8.75

     Of the net periodic benefit expense (income) in the preceding table, the Company’s United Kingdom retirement plan accounted for $13.9 million in 2005, $11.8 million in 2004 and $9.8 million in 2003. Effective January 1, 2006, the Company changed its discount rate assumption on its U.K. retirement plan to 4.75% from 5.5%. Additionally, effective January 1, 2006, the Company changed its assumed compensation increase factor for its U.K. retirement plan to 5.5% from 4.25%. Effective January 1, 2006, the Company changed its discount rate assumption on its U.S. retirement plans to 5.65% from 5.75% in 2005.
     The Company also has unfunded supplemental benefit plans primarily to provide senior management with supplemental retirement, disability and death benefits. Certain supplemental retirement benefits are based on final monthly earnings. Pension cost was approximately $11.9 million for 2005, $9.6 million for 2004 and $8.3 million for 2003. The accrued benefit obligation as of December 31, 2005 and 2004 was $70.1 million and $62.7 million, respectively. The net benefit obligation for these unfunded supplemental benefit plans as of December 31, 2005 and 2004 was $99.4 million and $86.3 million, respectively.
     The total cost for the Company’s retirement plans was $127.3 million for 2005, $87.7 million for 2004 and $68.6 million for 2003. Included in the total retirement plans cost are defined contribution plans cost of $78.8 million for 2005, $70.5 million for 2004 and $66.0 million for 2003.

THE MCGRAW-HILL COMPANIES AR 2005	61

     The funded status of the qualified defined benefit plans as of December 31 is as follows:
Change in benefit obligation

(in millions)	2005	2004

Net benefit obligation at beginning of year	$1,026.4	$865.3
Service cost	47.9	42.8
Plan amendments	—	0.9
Interest cost	59.4	55.1
Plan participants’ contributions	1.1	1.3
Actuarial loss	67.5	93.7
Gross benefits paid	(42.4)	(41.5)
Currency effect	(18.5)	8.8

Net benefit obligation at end of year	$1,141.4	$1,026.4

     The accumulated benefit obligation at the end of 2005 and 2004 for the qualified defined benefit plans was $1,008.6 million and $895.7 million, respectively.

	2005	2004

U.S. weighted average assumptions used to determine benefit obligations — December 31:
Discount rate	5.65%	5.75%
Compensation increase factor	5.50%	5.50%

Change in plan assets

(in millions)	2005	2004

Fair value of plan assets at beginning of year	$1,126.0	$1,028.3
Actual return on plan assets	122.4	121.8
Employer contributions	8.6	9.9
Plan participants’ contributions	1.1	1.3
Gross benefits paid	(42.4)	(41.5)
Currency effect	(11.3)	6.2

Fair value of plan assets at end of year	$1,204.4	$1,126.0

     Benefits paid in the above table include only those amounts contributed directly to or paid directly from plan assets.
     The funded status of the qualified plans as of December 31, reconciled to the amount reported on the statement of financial position, is as follows:

(in millions)	2005	2004

Funded status at end of year	$63.0	$99.6
Unrecognized net actuarial loss	212.9	191.2
Unrecognized prior service costs	2.3	2.6

Net amount recognized	$278.2	$293.4

(in millions)	2005	2004

Prepaid benefit cost	$288.9	$299.8
Accrued benefit cost	(32.4)	(6.4)
Accumulated other comprehensive loss	21.7	—

Net amount recognized	$278.2	$293.4

     The following tables reflect pension plans, primarily unfunded nonqualified plans and a non-U.S. plan, with a projected benefit obligation in excess of the fair value of plan assets and an accumulated benefit obligation in excess of the fair value of plan assets for the years ended in December 31, 2005 and 2004:

	Projected benefit
	obligation exceeds the
	fair value of plan assets
(in millions)	2005	2004

Projected benefit obligation	$292.1	$234.0

Accumulated benefit obligation	$218.7	$159.6

Fair value of plan assets	$112.0	$98.2

	Accumulated benefit
	obligation exceeds the
	fair value of plan assets
(in millions)	2005	2004

Projected benefit obligation	$292.1	$86.3

Accumulated benefit obligation	$218.7	$64.4

Fair value of plan assets	$112.0	$—

     Information about the expected cash flows for all of the defined benefit plans combined is as follows:

Expected employer contributions (in millions)

2006	$13.3

Expected benefit payments (in millions)

2006	$47.2
2007	48.6
2008	50.8
2009	53.6
2010	56.8
2011—2015	349.6

     The preceding table reflects the total benefits expected to be paid from the plans or from the Company’s assets including both the Company’s share of the benefit cost and the participants’ share of the cost.
     The asset allocation for the Company’s domestic defined benefit plans at the end of 2005 and 2004 and the target allocation for 2006, by asset category is as follows:

		Percentage of plan
Asset category	Target allocation	assets at year-end
	2006	2005	2004

Domestic equity securities	60%	61%	62%
Domestic debt securities and cash	20	18	18
International equity securities	20	20	19
Other	—	1	1

Total	100%	100%	100%

     The domestic defined benefit plans have no investment in the Company’s common stock.
     The investment of assets on behalf of the Company’s defined benefit plans focuses on both the opportunity for capital growth and the reinvestment of income. The growth potential is primarily from capital appreciation from stocks and secondarily from the reinvestment of income from fixed instruments. The mix of assets is established after careful consideration of the long-term performances of asset classes and an analysis of future liabilities. Investments are selected based on their potential to enhance returns, preserve capital and reduce overall volatility. Holdings are well diversified within each asset class, which include U.S. and foreign stocks, high-quality bonds, annuity contracts and cash.
     The Company has several foreign pension plans that do not determine the accumulated benefits or net assets available for benefits as disclosed above. The amounts involved are not material and are therefore not included.
     Assets of the defined contribution plan consist primarily of index funds, equity funds, debt instruments and McGraw-Hill common stock. The U.S. plan purchased 830,000 and sold 245,000 shares of McGraw-Hill common stock in 2005. The plan purchased 600,000 and sold 130,000 shares (post-split) of McGraw-Hill common stock in 2004. The plan held approximately 4.6 million and 4.0 million (post-split) of McGraw-Hill common stock at December 31, 2005 and 2004, respectively, with market values of $235.1 million and $183.0 million, respectively. The plan received dividends on McGraw-Hill common stock of $2.9 million during 2005 and $2.2 million during 2004.
10. Postretirement Healthcare and Other Benefits
The Company and some of its domestic subsidiaries provide certain medical, dental and life insurance benefits for retired employees and eligible dependents. The medical and dental plans are contributory while the life insurance plan is non-contributory. The Company currently does not prefund any of these plans.
     Postretirement benefit cost was $9.0 million in 2005, $9.5 million in 2004 and $9.5 million in 2003.
     The Company uses a measurement date of December 31 for its postretirement healthcare and other benefits. A summary of the components of the cost in each year is as follows:
Components of net periodic benefit cost

(in millions)	2005	2004	2003

Service cost	$2.0	$2.3	$2.2
Interest cost	8.2	9.6	10.8
Amortization of prior service cost	(1.2)	(2.4)	(3.5)

Net periodic benefit cost	$9.0	$9.5	$9.5

     A summary of the components of the unfunded post-retirement benefit obligation as of December 31 follows:
Change in benefit obligation

(in millions)	2005	2004

Net benefit obligation at beginning of year	$159.7	$173.0
Service cost	2.0	2.3
Interest cost	8.2	9.6
Plan participants’ contributions	3.7	3.0
Plan amendments	(2.9)	(3.7)
Actuarial loss (gain)	4.4	(8.0)
Gross benefits paid	(16.8)	(16.5)

Net benefit obligation at end of year	$158.3	$159.7

Weighted average assumption used to determine
benefit obligations – December 31

	2005	2004

Discount rate	5.5%	5.5%

Change in plan assets

(in millions)	2005	2004

Fair value of plan assets at beginning of year	$—	$—
Employer contributions	13.1	13.5
Plan participants’ contributions	3.7	3.0
Gross benefits paid	(16.8)	(16.5)

Fair value of plan assets at end of year	$—	$—

     Employer contribution and benefits paid in the above table include only those amounts contributed directly to or paid directly from the plan.

(in millions)	2005	2004

Funded status at end of year	$(158.3)	$(159.7)
Unrecognized net actuarial loss	8.8	4.4
Unrecognized prior service costs	(10.4)	(8.7)

Net amount recognized	$(159.9)	$(164.0)

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
     In May 2004, the FASB issued FASB Staff Position No. FAS 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003” (FSP 106-2). FSP 106-2 requires (a) that the effects of the federal subsidy be considered an actuarial gain and recognized in the same manner as other actuarial gains and losses and (b) certain disclosures for employers that sponsor postretirement healthcare plans that provide prescription drug benefits.

THE MCGRAW-HILL COMPANIES AR 2005	63

     The Company adopted FSP 106-2 prospectively from July 1, 2004. The expected subsidy reduced the accumulated post-retirement benefit obligation (APBO) at December 31, 2005, by $11.3 million, and net periodic cost for 2005 by $0.6 million, as compared with the amount calculated without considering the effects of the subsidy.
     Information about the expected cash flows and the impact of the Medicare subsidy for the other postretirement benefit plans is as follows:
Expected benefit payments

	Gross	Medicare	Payments net
(in millions)	payments	subsidy	of subsidy

2006	$13.1	$1.2	$11.9
2007	13.6	1.2	12.4
2008	14.1	1.2	12.9
2009	14.4	1.2	13.2
2010	14.6	1.2	13.4
2011–2015	73.0	5.1	67.9

     The above table reflects the total benefits expected to be paid from the Company’s assets.
     The initial weighted average healthcare cost rates for 2005 and 2004 were 9.0% and 9.5%, respectively. The assumed weighted average healthcare cost trend rate will decrease ratably from 9.0% in 2005 to 5.5% in 2013 and remain at that level thereafter. The weighted average discount rate used to measure expense was 5.5% in 2005 and 6.25% in 2004. Assumed healthcare cost trends have a significant effect on the amounts reported for the healthcare plans. A one percentage point change in assumed healthcare cost trend creates the following effects:

	One percentage	One percentage
(in millions)	point increase	point decrease

Effect on total of service and interest cost	$0.6	$(0.5)
Effect on postretirement benefit obligation	$10.3	$(9.7)

11. Earnings Per Share
All share figures have been restated to reflect the two-for-one split announced April 27, 2005. See Note 7 for further details.
     A reconciliation of the number of shares used for calculating basic earnings per common share and diluted earnings per common share is as follows:

(in thousands)	2005	2004	2003

Net income	$844,306	$755,823	$687,650

Average number of common shares outstanding	375,006	379,688	380,984
Effect of stock options and other dilutive securities	7,564	6,136	3,025

Average number of common shares outstanding including effect of dilutive securities	382,570	385,824	384,009

     Restricted performance shares outstanding of 1,328,000 and 1,516,000 at December 31, 2005 and December 31, 2004, respectively, were not included in the computation of diluted earnings per common share because the necessary vesting conditions have not yet been met.
12. Goodwill and Intangible Assets
The following table summarizes the activity in goodwill for the year ended December 31:

(in thousands)	2005	2004

Beginning balance	$1,505,340	$1,239,877
Additions/(dispositions)	156,850	253,454
Other	(7,562)	12,009

Total	$1,654,628	$1,505,340

     The following table summarizes the activity in goodwill by segment for the year ended December 31:

(in thousands)	2005	2004

McGraw-Hill Education
Beginning balance	$927,302	$858,777
Additions/(dispositions)	(3,960)	67,454
Other	(1,243)	1,071

Total McGraw-Hill Education	922,099	927,302

Financial Services
Beginning balance	482,226	287,405
Additions/(dispositions)	(22,389)	184,842
Other	(5,255)	9,979

Total Financial Services	454,582	482,226

Information & Media
Beginning balance	95,812	93,695
Additions/(dispositions)	183,199	1,158
Other	(1,064)	959

Total Information & Media	277,947	95,812

Total Company	$1,654,628	$1,505,340

     In 2005, the change in goodwill is primarily attributable to the acquisition of J.D. Power and Associates in the Information & Media segment. In the Financial Services segment, the acquisitions of Vista Research, Inc. and an additional 49.07% investment in CRISIL Limited, was offset by the disposal of Corporate Value Consulting. In 2004, the change in goodwill is primarily attributable to the acquisitions of The Grow Network in the McGraw-Hill Education segment and Capital IQ in the Financial Services segment.
     The following table summarizes other intangible assets subject to amortization at December 31:

(in thousands)	2005	2004

Copyrights	$460,944	$465,079
Accumulated amortization	(250,557)	(236,577)

Net copyrights	210,387	228,502

Other intangibles	410,262	291,869
Accumulated amortization	(125,371)	(110,291)

Net other intangibles	284,891	181,578

Total gross intangible assets	871,206	756,948
Total accumulated amortization	(375,928)	(346,868)

Total net intangible assets	$495,278	$410,080

64

     In 2005, the net change in other intangibles is primarily attributable to the acquisition of J.D. Power and Associates and an additional 49.07% investment in CRISIL Limited, which was partially offset by the disposition of Corporate Value Consulting. The weighted average life for these intangibles is approximately 14 years.
     Intangible assets are being amortized on a straight-line basis over periods of up to 40 years. Amortization expense for intangible assets totaled $44.2 million, $32.5 million and $33.7 million for the years ended December 31, 2005, 2004 and 2003, respectively. The weighted average life of the intangible assets at December 31, 2005 is 15 years. The projected amortization expense for intangible assets, assuming no further acquisitions or dispositions, is approximately $44 million per year over the next five years.
     The following table summarizes other intangible assets not subject to amortization at December 31:

(in thousands)	2005	2004

Trade name— J.D. Power and Associates	$164,000	$—
FCC licenses	$38,065	$38,065

13. Sale-Leaseback Transaction
In December 2003, the Company sold its 45% equity investment in Rock-McGraw, Inc., which owns the Company’s headquarters building in New York City. The transaction was valued at $450.0 million, including assumed debt. Proceeds from the disposition were $382.1 million. The sale resulted in a pre-tax gain of $131.3 million and an after-tax benefit of $58.4 million, or 15 cents per diluted share (post-split) in 2003. For the year ended December 31, 2003, approximately $16.6 million relating to the Company’s earnings in its 45% equity interest in Rock-McGraw, Inc. is included in other income.
     The Company remains an anchor tenant of what continues to be known as The McGraw-Hill Companies building and will continue to lease space from Rock-McGraw, Inc., under an existing lease for approximately 14 years. Currently, the Company leases approximately 17% of the building space. The lease is being accounted for as an operating lease. Pursuant to sale-leaseback accounting rules, as a result of the Company’s continued involvement, a gain of approximately $212.3 million ($126.3 million after-tax) was deferred at December 31, 2003, and is being amortized over the remaining lease term as a reduction in rent expense. At the time of the sale, the Company’s degree of involvement was determined to be “more than minor” since the present value of future minimum lease payments under the current lease was greater than 10% of the fair value of the property.
     Information relating to the sale-leaseback transaction for the year ended December 31, 2005, is as follows:

(in millions)

Deferred gain at December 31, 2004	$204.8
Reduction in rent expense	(16.9)
Interest expense	9.3

Deferred gain at December 31, 2005	$197.2

     As of December 31, 2005, the minimum lease payments to be paid each year are as follows:

(in millions)	2006	2007	2008	2009	2010	Thereafter

	$16.9	$17.6	$18.4	$18.4	$18.4	$181.9

14. Restructuring
In January 2006, the Company announced that it had completed the restructuring of a limited number of business operations in each of its operating segments in the fourth quarter of 2005 to enhance the Company’s long-term growth prospects. As a result, the Company recorded a restructuring charge of $23.2 million pre-tax, consisting mostly of employee severance costs related to the reduction of approximately 500 positions across the Company. This charge is comprised of $10.2 million for Information & Media, $9.0 million for McGraw-Hill Education, $1.2 million for Financial Services, and $2.8 million for Corporate. The after-tax charge recorded is $14.6 million, or 4 cents per diluted share. Restructuring expenses for Information & Media, Financial Services and Corporate are classified as selling and general service expenses on the income statement. Restructuring expenses for McGraw-Hill Education are classified as selling and general product expenses on the income statement.
     As of December 31, 2005, all employees made redundant by the restructuring have been terminated and $2.1 million of employee severance and benefit costs were paid. At December 31, 2005, the remaining reserve, which is included in other current liabilities, was approximately $21.1 million principally for employee severance and benefit costs.
15. Commitment and Contingencies
A writ of summons was served on The McGraw-Hill Companies, SRL and on The McGraw-Hill Companies, SA (both indirect subsidiaries of the Company) on September 29, 2005 and October 7, 2005, respectively, in an action brought in the tribunal of Milan, Italy by Enrico Bondi (“Bondi”), the Extraordinary Commissioner of Parmalat Finanziaria S.p.A. and Parmalat S.p.A. (collectively, “Parmalat”). Bondi has brought numerous other lawsuits in both Italy and the United States against entities and individuals who had dealings with Parmalat. In this suit, Bondi claims that Standard & Poor’s, which had issued investment grade ratings of Parmalat until shortly before Parmalat’s collapse in December 2003, breached its duty to issue an independent and professional rating and negligently and knowingly assigned inflated ratings in order to retain Parmalat’s business. Alleging joint and several liability, Bondi claims damages of euros 4,073,984,120 (representing the value of bonds issued by Parmalat and the rating fees paid by Parmalat) with interest, plus damages to be ascertained for Standard & Poor’s alleged complicity in aggravating Parmalat’s financial difficulties and/or for having contributed in bringing about Parmalat’s indebtedness towards its bondholders, and legal fees. The Company believes that Bondi’s allegations and claims for damages lack legal or factual merit and intends to vigorously contest the action.

THE MCGRAW-HILL COMPANIES AR 2005	65

Report of Management

To the Shareholders of
The McGraw-Hill Companies, Inc.
Management’s Annual Report on its Responsibility for the Company’s Financial Statements and Internal Control Over Financial Reporting
The financial statements in this report were prepared by the management of The McGraw-Hill Companies, Inc., which is responsible for their integrity and objectivity.
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
Management’s Report on Internal Control Over Financial Reporting
As stated above, the Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s management has evaluated the system of internal control using the Committee of Sponsoring Organizations of the Treadway Commission (COSO)
 framework. Management has selected the COSO framework for its evaluation as it is a control framework recognized by the Securities and Exchange Commission and the Public Company Accounting Oversight Board that is free from bias, permits reasonably consistent qualitative and quantitative measurement of the Company’s internal controls, is sufficiently complete so that relevant controls are not omitted and is relevant to an evaluation of internal controls over financial reporting.
     Based on management’s evaluation under this framework, we have concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2005. There are no material weaknesses in the Company’s internal control over financial reporting that have been identified by management.
     The Company’s independent registered public accounting firm, Ernst & Young LLP, have audited the consolidated financial statements of the Company for the year ended December 31, 2005, and have issued their reports on the financial statements and management’s assessment as to the effectiveness of internal controls over financial reporting under Auditing Standard No. 2 of the Public Company Accounting Oversight Board. These reports are located on pages 67 and 68 of the 2005 Annual Report to Shareholders.
Other Matters
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
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and
Shareholders of The McGraw-Hill Companies, Inc.
We have audited management’s assessment, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting, that The McGraw-Hill Companies, Inc. maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The McGraw-Hill Companies’ management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.
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
     In our opinion, management’s assessment that The McGraw-Hill Companies, Inc. maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, The McGraw-Hill Companies, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the COSO criteria.
     We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The McGraw-Hill Companies, Inc., as of December 31, 2005 and 2004, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2005, of The McGraw-Hill Companies, Inc. and our report dated February 21, 2006 expressed an unqualified opinion thereon.

New York, New York
February 21, 2006

THE MCGRAW-HILL COMPANIES AR 2005	67

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of The McGraw-Hill Companies, Inc.
We have audited the accompanying consolidated balance sheets of The McGraw-Hill Companies, Inc. as of December 31, 2005 and 2004, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The McGraw-Hill Companies, Inc. at December 31, 2005 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.
     We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of The McGraw-Hill Companies, Inc.’s internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 21, 2006 expressed an unqualified opinion thereon.

New York, New York
February 21, 2006

Supplemental Financial Information
Quarterly Financial Information (Unaudited)

(in thousands, except per share data)	First quarter		Second quarter	Third quarter		Fourth quarter		Total year

2005
Revenue	$1,029,006		$1,456,277	$1,977,041		$1,541,318		$6,003,642
Income from continuing operations before taxes on income	124,976		310,461	607,147	(a)	317,378	(b)	1,359,962
Income from continuing operations	78,735		194,970	381,289	(a)	189,312	(b)	844,306
Net income	78,735		194,970	381,289	(a)	189,312	(b)	844,306
Earnings per share:
Basic earnings per share
Income from continuing operations	0.21		0.52	1.02		0.51		2.25
Net income	0.21		0.52	1.02		0.51		2.25
Diluted earnings per share
Income from continuing operations	0.20		0.51	1.00		0.50		2.21
Net income	0.20		0.51	1.00		0.50		2.21

2004
Revenue(c)	$919,867		$1,245,962	$1,722,876		$1,361,833		$5,250,538
Income from continuing operations before taxes on income	89,311		262,899	515,049		301,646		1,168,905
Income from continuing operations	76,266	(d)	165,626	324,481		190,037		756,410
Net earnings/(loss) from discontinued operations(e)	(587)		—	—		—		(587)
Net income	75,679	(d)	165,626	324,481		190,037		755,823
Earnings per share:
Basic earnings per share
Income from continuing operations	0.20		0.44	0.86		0.50		1.99
Net income	0.20		0.44	0.86		0.50		1.99
Diluted earnings per share
Income from continuing operations	0.20		0.43	0.85		0.49		1.96
Net income	0.20		0.43	0.85		0.49		1.96

2003
Revenue(c)	$841,016		$1,189,120	$1,628,569		$1,231,615		$4,890,320
Income from continuing operations before taxes on income	63,273		226,658	459,206		381,140	(f)	1,130,277
Income from continuing operations	39,863		142,795	289,299		215,854	(f)	687,811
Net earnings/(loss) from discontinued operations(e)	55,532		(760)	997		(55,930)		(161)
Net income	95,395		142,035	290,296		159,924	(f)	687,650
Earnings per share:
Basic earnings per share
Income from continuing operations	0.10		0.37	0.76		0.57		1.81
Net income	0.25		0.37	0.76		0.42		1.81
Diluted earnings per share
Income from continuing operations	0.10		0.37	0.75		0.56		1.79
Net income	0.25		0.37	0.76		0.42		1.79

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

All basic and diluted earnings per share figures reflect the two-for-one stock split, completed on May 17, 2005.

(a)	Includes a $6.8 million pre-tax gain ($4.2 million after-tax gain, or $0.01 per diluted share) on the sale of Corporate Value Consulting.

(b)	Includes a $23.2 million pre-tax charge ($14.6 million after-tax charge, or $0.04 per diluted share) for restructuring and a $5.5 million pre-tax loss ($3.3 million after-tax) on the sale of the Healthcare Information Group.

(c)	In 2004, the Company reclassified revenue in accordance with Emerging Issues Task Force Issue 00-10, “Accounting for Shipping and Handling Fees and Costs,” resulting in an increase in revenue of $8.3 million, $15.7 million, $27.0 million and $11.5 million in the first, second, third and fourth quarters of 2004, respectively and an increase in revenue of $10.2 million, $17.1 million, $25.9 million and $9.3 million in the first, second, third and fourth quarters of 2003, respectively.

(d)	2004 includes a non-cash benefit of approximately $20 million ($0.05 per diluted share post-split) as a result of the Company’s completion of various federal, state and local and foreign tax audit cycles.

(e)	In 2003, the Company adopted the Discontinued Operations presentation, outlined in SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Revenue and operating profit of S&P ComStock and the juvenile retail publishing business historically included in the Financial Services and McGraw-Hill Education segments, respectively, were restated as discontinued operations. 2003 discontinued operations include $87.5 million on the divestiture of S&P ComStock ($57.2 million after-tax gain or $0.15 per diluted share post-split), and an $81.1 million loss on the planned disposition of the juvenile retail publishing business ($57.3 million after-tax loss or $0.15 per diluted share post-split) which was sold on January 30, 2004. Discontinued operations for 2004 reflect the net after-tax (loss) from the operations of the juvenile retail publishing business in January of 2004 before the sale of the business.

(f)	2003 results include a pre-tax gain on sale of real estate of $131.3 million ($58.4 million after-tax gain, or $0.15 per diluted share post-split).

THE MCGRAW-HILL COMPANIES AR 2005	69

Eleven-Year Financial Review

(in thousands, except per share data, operating statistics and number of employees)	2005	2004	2003

Operating Results by Segment and Income Statistics
Revenue
McGraw-Hill Education(a)	$2,671,732	$2,395,513	$2,348,624
Financial Services	2,400,809	2,055,288	1,769,093
Information & Media	931,101	799,737	772,603

Total Revenue	6,003,642	5,250,538	4,890,320

Operating Profit
McGraw-Hill Education	410,213	340,067	321,751
Financial Services	1,019,201	839,398	667,597
Information & Media	60,576	119,313	109,841

Operating Profit	1,489,990	1,298,778	1,099,189

Unusual charges(m)	—	—	—
Gain on exchange of Shepard’s/McGraw-Hill(m)	—	—	—
General corporate income/(expense)(f)	(124,826)	(124,088)	38,185
Interest expense	(5,202)	(5,785)	(7,097)

Income From Continuing Operations Before Taxes On Income(b,f,g,h,i,j,k,l,n)	1,359,962	1,168,905	1,130,277
Provision for taxes on income(c,d)	515,656	412,495	442,466

Income From Continuing Operations Before Extraordinary Item and Cumulative Adjustment	844,306	756,410	687,811

Discontinued Operations:
Net earnings/(Loss) from discontinued operations(e)	—	(587)	(161)

Income Before Extraordinary Item and Cumulative Adjustment	844,306	755,823	687,650

Early extinguishment of debt, net of tax(o)	—	—	—
Cumulative effect on prior years of changes in accounting(o)	—	—	—

Net Income	$844,306	$755,823	$687,650

Basic Earnings Per Share
Income from continuing operations before extraordinary item and cumulative adjustment	$2.25	$1.99	$1.81
Discontinued operations(e)	—	—	—

Income before extraordinary item and cumulative adjustment	$2.25	$1.99	$1.81
Extraordinary item and cumulative adjustment(o)	—	—	—

Net income	$2.25	$1.99	$1.81

Diluted Earnings Per Share
Income from continuing operations before extraordinary item and cumulative adjustment	$2.21	$1.96	$1.79
Discontinued operations(e)	—	—	—

Income before extraordinary item and cumulative adjustment	$2.21	$1.96	$1.79
Extraordinary item and cumulative adjustment(o)	—	—	—

Net income	$2.21	$1.96	$1.79
Dividends per share of common stock	$0.66	$0.60	$0.54

Operating Statistics
Return on average shareholders’ equity	27.7%	27.8%	29.6%
Income from continuing operations before taxes as a percent of revenue	22.7%	22.3%	23.1%
Income before extraordinary item and cumulative adjustment as a percent of revenue	14.1%	14.4%	14.1%

Balance Sheet Data
Working capital	$366,113	$479,168	$262,418
Total assets	6,395,808	5,841,281	5,342,473
Total debt	3,286	5,126	26,344
Shareholders’ equity	$3,113,148	$2,984,513	$2,557,051

Number of Employees	19,600	17,253	16,068

(a)	In 2004, all revenue in prior periods were reclassified in accordance with Emerging Issues Task Force 00-10 “Accounting for Shipping and Handling Fees and Costs,” resulting in an increase in revenue in all years presented.

(b)	2005 income from continuing operations before taxes on income includes the following items: a $6.8 million pre-tax gain ($4.2 million after-tax, or $0.01 per diluted earnings per share) on the sale of the Corporate Value Consulting business, a $5.5 million loss ($3.5 million after-tax) on the sale of the Healthcare Information Group and a $23.2 million pre-tax charge ($14.6 million after-tax, or $0.04 per diluted earnings per share) for restructuring.

(c)	2005 includes a $10 million ($0.03 per diluted earnings per share) increase in income taxes on the repatriation of funds.

(d)	2004 includes a non-cash benefit of approximately $20 million ($0.05 per diluted share) as a result of the Company’s completion of various federal, state and local, and foreign tax audit cycles. In the first quarter of 2004 the Company accordingly removed approximately $20 million from its accrued income tax liability accounts. This non-cash item resulted in a reduction to the overall effective tax rate from continuing operations to 35.3%.

(e)	In 2003 the Company adopted the Discontinued Operations presentation, outlined in SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Revenue and operating profit of S&P ComStock and the juvenile retail publishing business historically included in the Financial Services and McGraw-Hill Education segments, respectively, were restated as discontinued operations. 2003 discontinued operations include $87.5 million on the divestiture of S&P ComStock ($57.2 million after-tax gain or $0.15 per diluted earnings per share), and an $81.1 million loss on the planned disposition of the juvenile retail publishing business ($57.3 million after-tax loss or $0.15 per diluted earnings per share) which was subsequently sold on January 30, 2004. Discontinued operations in years 2002–2000 reflect net after-tax earnings/(loss) from the operations of S&P ComStock and the juvenile retail publishing business and 1999–1993 reflect net after-tax earnings/(loss) from the operations of S&P ComStock. Discontinued operations in 2004 reflect the net after-tax (loss) from the operations of the juvenile retail publishing business in January of 2004 before the sale of the business.

(f)	2003 income from continuing operations before taxes on income includes a pre-tax gain on sale of real estate of $131.3 million ($58.4 million after-tax gain, or $0.15 per diluted earnings per share).

2002	2001	2000	1999	1998	1997	1996	1995

$2,342,528	$2,289,622	$2,038,594	$1,786,220	$1,660,050	$1,611,873	$1,309,053	$1,263,390
1,555,726	1,398,303	1,205,038	1,163,644	1,037,026	878,259	766,620	705,014
809,439	846,063	1,007,552	1,030,015	1,015,598	1,035,834	990,924	962,379

4,707,693	4,533,988	4,251,184	3,979,879	3,712,674	3,525,966	3,066,597	2,930,783

332,949	273,339	307,672	273,667	202,076	187,722	151,921	162,604
560,845	425,911	383,025	358,155	338,655	245,150	241,479	214,707
118,052	65,003	212,921	185,551	139,352	158,879	131,397	130,145

1,011,846	764,253	903,618	817,373	680,083	591,751	524,797	507,456

—	—	—	—	—	—	(25,000)	—
—	—	—	—	—	—	418,731	—
(91,934)	(93,062)	(91,380)	(83,280)	(80,685)	(75,342)	(62,073)	(63,570)
(22,517)	(55,070)	(52,841)	(42,013)	(47,961)	(52,542)	(47,656)	(58,766)

897,395	616,121	759,397	692,080	551,437	463,867	808,799	385,120
325,429	238,436	292,367	269,911	215,061	177,610	316,687	158,669

571,966	377,685	467,030	422,169	336,376	286,257	492,112	226,451

4,794	(654)	4,886	3,405	2,935	2,442	1,432	360

576,760	377,031	471,916	425,574	339,311	288,699	493,544	226,811

—	—	—	—	(8,716)	—	—	—
—	—	(68,122)	—	—	—	—	—

$576,760	$377,031	$403,794	$425,574	$330,595	$288,699	$493,544	$226,811

$1.48	$0.97	$1.21	$1.07	$0.85	$0.72	$1.24	$0.57
0.01	—	0.01	0.01	0.01	0.01	—	—

$1.49	$0.97	$1.22	$1.08	$0.86	$0.73	$1.24	$0.57
—	—	(0.18)	—	(0.02)	—	—	—

$1.49	$0.97	$1.04	$1.08	$0.84	$0.73	$1.24	$0.57

$1.47	$0.96	$1.19	$1.06	$0.84	$0.71	$1.24	$0.57
0.01	—	0.01	0.01	0.01	0.01	—	—

$1.48	$0.96	$1.20	$1.07	$0.85	$0.72	$1.24	$0.57
—	—	(0.17)	—	(0.02)	—	—	—

$1.48	$0.96	$1.03	$1.07	$0.83	$0.72	$1.24	$0.57
$0.51	$0.49	$0.47	$0.43	$0.39	$0.36	$0.33	$0.30

29.4%	20.7%	23.5%	26.7%	22.9%	20.8%	41.4%	23.3%
19.1%	13.6%	17.9%	17.4%	14.9%	13.2%	26.4%	13.1%
12.3%	8.3%	11.1%	10.7%	9.1%	8.2%	16.1%	7.7%

$(100,984)	$(63,446)	$20,905	$(14,731)	$94,497	$217,912	$92,629	$157,244
4,974,146	5,098,537	4,865,855	4,046,765	3,741,608	3,660,810	3,588,325	2,996,082
578,337	1,056,524	1,045,377	536,449	527,597	684,425	581,368	628,664
$2,165,822	$1,853,885	$1,761,044	$1,648,490	$1,508,995	$1,394,384	$1,322,827	$998,964

16,505	17,135	16,761	16,376	15,897	15,690	16,220	15,452

(g)	2002 income from continuing operations before taxes on income reflects a $14.5 million pre-tax loss ($2.0 million after-tax benefit, or $0.01 per diluted share) on the disposition of MMS International.

(h)	2001 income from continuing operations before taxes on income reflects the following items: a $159.0 million pre-tax charge for restructuring and asset write-down an $8.8 million pre-tax gain on the disposition of DRI a $22.8 million pre-tax loss on the closing of Blue List, the contribution of Rational Investors and the write-down of selected assets and a $6.9 million pre-tax gain on the sale of a building.

(i)	2000 income from continuing operations before taxes on income reflects a $16.6 million gain on the sale of Tower Group International.

(j)	1999 income from continuing operations before taxes on income reflects a $39.7 million gain on the sale of the Petrochemical publications.

(k)	1998 income from continuing operations before taxes on income reflects a $26.7 million gain on sale of a building and a $16.0 million charge at Continuing Education Center for write-down of assets due to a continuing decline in enrollments.

(l)	1997 income from continuing operations before taxes on income reflects a $33.2 million provision for the consolidation of office space in New York City and a $20.4 million gain on the sale of Datapro Information Services.

(m)	1996 operating profit excludes a net gain on the exchange of Shepard’s/McGraw-Hill for the Times Mirror Higher Education group comprising a $418.7 million gain on the exchange and a $25.0 million one-time charge for integration costs.

(n)	1995 income from continuing operations before taxes on income reflects a $26.8 million provision for best practices initiatives and a $23.8 million gain on sale of the topical publishing division of Shepard’s/McGraw-Hill.

(o)	The cumulative adjustment in 2000 reflects the adoption of SAB 101, Revenue Recognition in Financial Statements. The extraordinary item in 1998 relates to costs for the early extinguishment of $155 million of the company’s 9.43% Notes during the third quarter.

Note: Certain prior year amounts have been reclassified for comparability purposes. All per share amounts have been restated to reflect the Company’s two-for-one stock split, completed on May 17, 2005.

THE MCGRAW-HILL COMPANIES AR 2005	71

Shareholder Information

Annual Meeting
The 2006 annual meeting will be held at 11 a.m. on Wednesday, April 26 at the Corporation’s world headquarters: 1221 Avenue of the Americas, Auditorium, Second Floor, New York, NY 10020-1095.
     The annual meeting will also be Webcast at www.mcgraw-hill.com.
Stock Exchange Listing
Shares of the Corporation’s common stock are traded primarily on the New York Stock Exchange. MHP is the ticker symbol for the Corporation’s common stock.
Investor Relations Web Site
Go to www.mcgraw-hill.com/investor_relations to find:

•	Dividend and stock split history

•	Stock quotes and charts

•	Investor Fact Book

•	Corporate Governance

•	Financial reports, including the annual report, proxy statement and SEC filings

•	Financial news releases

•	Management presentations

•	Investor e-mail alerts

•	RSS news feeds
Investor Kit
Available online or in print, the kit includes the current annual report, proxy statement, 10-Q, 10-K, current earnings release, and dividend reinvestment and direct stock purchase program.
     Online, go to www.mcgraw-hill.com/investor_relations and click on the Digital Investor Kit.
     Requests for printed copies can be e-mailed to investor_relations@mcgraw-hill.com or mailed to Investor Relations. The McGraw-Hill Companies, 1221 Avenue of the Americas, New York, NY 10020-1095.
     You may also call Investor Relations toll-free at 1.866.436.8502, option #3. International callers may dial 1.212.512.2192.
Shareholder Services
Registered shareholders can view and manage their account online. Go to www.stockbny.com
     For shareholder assistance, call The Bank of New York, the Corporation’s transfer agent, toll-free at 1.888.201.5538. Outside the U.S., dial 1.212.815.3700 and enter “2137” when prompted for The McGraw-Hill Companies’ four-digit company number. The TDD for the hearing impaired is 1.888.269.5221.
     Shareholders may write to The Bank of New York, Shareholder Relations Department, P.O. Box 11258, New York, NY 10286-1258 or send an e-mail to shareowners@bankofny.com
News Media Inquiries
Go to www.mcgraw-hill.com/media to view the latest Company news and information or to submit an e-mail inquiry.
     You may also call 1.212.512.2826, or write to Corporate Affairs, The McGraw-Hill Companies, 1221 Avenue of the Americas, New York, NY 10020-1095.
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
     Interested investors can also view the prospectus and online enrollment site at www.stockbny.com.
Certifications
The Company has filed the required certifications under Section 302 of the Sarbanes-Oxley Act of 2002 as Exhibits 31.1 and 31.2 to our annual report on Form 10-K for the fiscal year ended December 31, 2005. After the 2006 annual meeting of shareholders, the Company intends to file with the New York Stock Exchange the CEO certification regarding the Company’s compliance with the NYSE’s corporate governance listing standards as required by NYSE rule 303A.12. Last year, the Company filed this CEO certification with the NYSE on May 6, 2005.

High and Low Sales Prices of The McGraw-Hill Companies Common Stock on the New York Stock Exchange*

	2005	2004	2003

First Quarter	$48.00-42.81	$40.19-34.55	$31.29-25.87
Second Quarter	45.67-40.51	40.67-37.83	33.08-27.73
Third Quarter	48.75-43.01	39.89-36.42	32.26-29.30
Fourth Quarter	53.97-45.60	46.06-39.43	35.00-31.00

Year	$53.97-40.51	$46.06-34.55	$35.00-25.87

*	The New York Stock Exchange is the principal market on which the Corporation’s shares are traded. The price reflects the two-for-one stock-split announced by the Company’s Board of Directors on April 27, 2005. All prior periods have been restated to reflect the split.

Directors and Principal Executives

Board of Directors	Principal Corporate Executives

Harold McGraw III (E)	Harold McGraw III
Chairman, President and Chief Executive Officer	Chairman, President and Chief Executive Officer
The McGraw-Hill Companies	The McGraw-Hill Companies

Pedro Aspe (A,E,F)	Robert J. Bahash
Chairman and Chief Executive Officer	Executive Vice President and
Protego Asesores, SA de CV	Chief Financial Officer

Sir Winfried F.W. Bischoff (C,E,F)	Bruce D. Marcus
Chairman	Executive Vice President and
Citigroup Europe	Chief Information Officer

Hilda Ochoa-Brillembourg(A,F)	David L. Murphy
President and Chief Executive Officer	Executive Vice President
Strategic Investment Group	Human Resource

Douglas N. Daft(A,C)	Deven Sharma
Retired Chairman and Chief Executive Officer	Executive vice President
The Coca-Cola Company	Global Strategy

Linda Koch Lorimer (C,E,N) Vice President and Secretary	Kenneth M. Vittor Executive Vice President and
Yale University	General Counsel

Robert P. McGraw(F)	David B. Stafford
Chairman and Chief Executive Officer	Senior Vice President, Corporate Affairs and Executive
Averdale International,LLC	Assistant to the Chairman,
President and Chief Executive Officer

James H. Ross (A,N)	Principal Operations Executives
Chairman
Leadership Foundation for Higher Education

Edward B. Rust, Jr. (A,C)	Kathleen A. Corbat
Chairman and Chief Executive Officer	President
State Farm Insurance Companies	McGraw-Hill Financial Services

Kurt L. Schmoke(F,N)	Glenn S. Goldberg
Deen	President
Howard University School of Law	McGraw-Hill Information & Media

Sidney Taurel (C,E,N)	Henry Hirschberg
Chairman and Chief Executive Officer	President
Eli Lilly and Company	McGraw-Hill Education

Harold W. McGraw, Jr.
Chairman Emeritus
The McGraw-Hill Companies

(A) Audit Committee

(C) Compensation Committee

(E) Executive Committee

(F) Financial Policy Committee

(N) Nominating and Corporate Governance Committee

Design by Addison www.addison.com Photography by John Doughty @ Spy Photography page 3, Photo Shop Color Lab pages 4-5, Namas Bhojani page 6, Jody Dole pages 10-11

Printed on recycled paper