Form 10-K, Exhibit 13
period 2006-12-31
MCGRAW-HILL COMPANIES INC
filed 2007-02-28
CIK 64040

More growth, more progress, more opportunity. Today, millions of customers the world over depend on the essential insight we provide. And tomorrow, millions more will, too. We help meet the growing need for capital, for knowledge and for information transparency, enabling more nations, markets, companies, investors, entrepreneurs, employees, students and societies everywhere to move forward and succeed in a global economy.
The McGraw-Hill Companies

FINANCIAL HIGHLIGHTS

Years ended December 31 (in millions, except per share data)	2006	2005	% Change
Revenue	**$6,255.1**	$6,003.6	4.2
Net income	**882.2**	844.3	4.5
Diluted earnings per share	**2.40**[a]	2.21[b]	8.6
Dividends per share of common stock[c]	**0.726**	0.66	10.0
Total assets	**$6,042.9**	$6,395.8	–5.5
Capital expenditures[d]	**426.4**	394.5	8.1
Total debt	**2.7**	3.3	–18.2
Shareholders' equity	**2,679.6**[e]	3,113.1	–13.9

Year-end Share Price[f]
(dollars)

$30.22
$34.96
$45.77
$51.63
$68.02
02
03
04
05
06

Shareholder Return
Five-Year Cumulative Total Return[g]
(12/31/01–12/31/06)

$241
$151
$135
$100
$100
01
02
03
04
05
06
MHP
Prior Peer Group[h]
S&P 500
New Peer Group[i]

Revenue
(dollars in millions)

$4,708
$4,890
$5,251
$6,004
$6,255
02
03
04
05
06

Dividends Per Share[f]
(dollars)

$0.51
$0.54
$0.60
$0.66
$0.73
02
03
04
05
06

(a) Includes incremental stock-based compensation expense of $0.11 as a result of the adoption of Financial Accounting Standards Board's Statement No. 123(R), "Share Based Payment," a $0.04 one-time charge for the elimination of the Company's restoration stock option program and a $0.06 restructuring charge.

(b) Includes a $0.01 gain on the sale of Corporate Value Consulting, a $0.04 restructuring charge, and a $0.03 increase in income taxes on the repatriation of funds.

(c) Dividends paid were $0.1815 per quarter in 2006 and $0.165 per quarter in 2005.

(d) Includes investments in prepublication costs, purchases of property and equipment and additions to technology projects.

(f) Per share figures for 2002–2004 have been restated to reflect the two-for-one stock split completed May 17, 2005. See Note 7 to the Consolidated Financial Statements for further details.

(g) Assumes $100 invested on December 31, 2001 and total return includes reinvestment of dividends through December 31, 2006.

(h) The Prior Peer Group includes the following companies: Dow Jones & Company, Inc., The Dun & Bradstreet Corporation, Gannett Company, Inc., Knight-Ridder, Inc. (through December 2005), Meredith Corporation, The New York Times Company and Tribune Company.

(i) The New Peer Group includes the following companies: Dow Jones & Company, Inc., Moody's Corporation, Pearson PLC, Reed Elsevier NV, Reed Elsevier PLC, Reuters Group PLC, Thomson Corporation and Wolters Kluwer NV. The peer group was modified to better reflect the current business composition of The McGraw-Hill Companies. The New Peer Group reflects this modification.

2

TO OUR SHAREHOLDERS
From Shanghai’s factories to London’s trading floors, and across India’s universities and New York’s investment firms, the trends are clear: the global knowledge economy, the globalization of markets and the widespread use of new technologies are creating more opportunities and possibilities for more people than ever before.

At The McGraw-Hill Companies, our mission is—and always has been—to help our customers reach their potential. Across our markets and geographic regions, we’re more strongly positioned than ever to do so—creating enormous opportunities for our Corporation today and strengthening our prospects for tomorrow.
Today we play a vital role in meeting growing global needs: the need for capital, for knowledge and for information transparency. We remain a leader in each of our businesses with strong, trusted brands.
To prepare for tomorrow, we took important steps forward in 2006. We continued to expand our markets by identifying and capturing global growth opportunities. We continued to leverage technology with our valuable content to create innovative new offerings that will generate additional revenue streams. We continued to enhance productivity and efficiency by effectively managing our resources. And we continued to strengthen our talent and leadership capabilities.
2006: More Value for Shareholders
For our shareholders, we continued to generate outstanding financial results and created greater value during 2006:
» Revenue and net income reached record levels of $6.3 billion and $882 million, respectively;
» Diluted earnings per share rose 8.6% to $2.40, also a record;
» We returned $1.8 billion to shareholders through cash dividend payments and share repurchases. During the year we repurchased 28.4 million shares, or approximately 8% of shares outstanding; and
» Our total return to shareholders during 2006 was 33.5%, more than double the S&P 500’s return of 15.8%.
Reflecting our confidence in our future and our commitment to maximizing shareholder value, in January 2007 we announced a 12.9% increase in the regular quarterly cash dividend on the Corporation’s common stock. The new annual dividend of $0.82 per share represents a compound annual growth rate of 10.4% since 1974. It also marks our 34th consecutive annual dividend increase, making us one of fewer than 30 companies in the S&P 500 to earn that distinction.
In addition, we announced plans to repurchase up to 15 million of the Corporation’s outstanding shares in 2007, and in January our Board approved a new program that will allow us to repurchase up to 45 million additional shares over the next few years.
Since 1996, we have returned $5.9 billion to shareholders through dividend payments and share buybacks. Our total return to shareholders has significantly outperformed the S&P 500 over that time period, as well as over the past one-, three-, five-, seven- and ten-year periods.

Left: Harold McGraw III responds to questions from news media during a Business Roundtable press conference. In August 2006, Mr. McGraw was named chairman of the Business Roundtable, an association of 160 chief executive officers of major U.S. corporations.
Right: During an event at The McGraw-Hill Companies’ Canary Wharf facility, Harold McGraw III is joined by students of London’s Cubitt Town Infants School. In 2006, the school recognized the Corporation for its continued support.

Our Strategy: More Global, More Digital, More Productive
With strong leadership positions in large and growing markets, we remain confident about our prospects and performance in 2007 and beyond.
Our confidence is based on our clear and focused strategy for growth—a strategy that involves further expanding our global market share, developing technology-driven solutions that add value for customers, aligning our portfolio of businesses so they remain positioned to benefit from long-term, secular global trends, and investing in our businesses to enhance productivity and leverage our resources.
From the rapidly growing debt markets of Europe and Asia to the ever-increasing demand for educated and skilled workers in emerging markets, international expansion remains a focal point—and growth driver—for the Corporation. Our non-U.S. revenue continues to grow at a
“As we look to the future, we see a world of potential for our continued growth.”
double-digit pace, and one-third of our employees are now based in international markets. Today, Standard & Poor’s rates more corporate debt issues in Europe than in the United States, McGraw-Hill Higher Education continues to expand its presence in China, India, Jordan and Brazil, and Platts generates more than 50% of its revenue from non-U.S. sources. Our prospects for continued growth in international markets remain excellent.
A second key growth driver for the Corporation is our focus on leveraging technology to create new solutions that enhance the value and functionality of our content. Toward that end, we continue to expand the integration of our offerings into our customers’ workflows. One example of our progress is reflected in the strong growth of Standard & Poor’s Capital IQ division.
Investing in our businesses to build revenue and expand our operating margins remains a key strategic priority. To enhance productivity and strengthen business operations, we have initiated a Business Process Management program designed to help improve the quality of our products, reduce delivery time and minimize costs. We also announced plans to build a new state-of-the-art data center that will strengthen our technology-based product development and business-support platforms, as well as provide an increasing amount of our products digitally and with greater security and reliability.
Most importantly, we remain devoted students of our markets, and we continually evaluate our portfolio of businesses to ensure they remain aligned with favorable market dynamics, providing a clear path for achieving sustainable long-term growth.
More Progress Across Our Businesses
In 2007, we expect to achieve another year of solid growth with positive contributions from all of our business segments.
Standard & Poor’s continues to generate strong results — and enjoy strong prospects for growth—as a result of its expanding global presence, local market knowledge, expertise across asset classes, and diverse, resilient portfolio of offerings.
Standard & Poor’s remains well-positioned to capitalize on the powerful trends shaping the world’s financial markets. In 2007, global debt issuance is expected to rise again, fueled by increased activity in international and structured finance markets, further driving growth in ratings services. Demand also is increasing for the broad array of new non-traditional ratings tools and services we offer to issuers and investors.
The continued integration and aggregation of data, analysis and investment into Standard & Poor’s Capital IQ platform is driving rapid growth for this business. Since its acquisition in 2004, Capital IQ’s customer base has doubled to more than 1,700, and we are excited about the opportunities ahead as we add tools, content and analytics to further enhance the functionality of this Web-based platform.
Growth also lies ahead for our market-leading, customized index products and services. Today, $4.5 trillion in funds is benchmarked to the S&P 500, and in the expanding market for exchange-traded funds (ETFs), assets under management based on S&P indices now exceed $161 billion. In 2006, 35 ETFs based on S&P indices were launched in the United States, including new index products based on IPOs, residential home prices and emerging markets. More are expected in 2007.
During 2006, the U.S. Credit Rating Agency Reform Act was signed into law. The Corporation supported proposals to make the designation process for Nationally Recognized Statistical Rating Organizations more inclusive, timely and transparent. The new law preserves the independence of credit rating agencies in forming their rating opinions and maintains their existing rights under law.

Left: At a United States Council for International Business (USCIB) awards ceremony, Harold McGraw III speaks with Rep. Charles Rangel, chairman of the U.S. House of Representatives’ Committee on Ways and Means. At the ceremony, Mr. McGraw was presented with the USCIB International Leadership Award for his efforts to promote international trade.
Right: Harold McGraw III with members of the Business Roundtable and its Japanese equivalent, the Nippon Keidanren. (From left: James Owens, chairman & CEO, Caterpillar, Inc.; Robert Miller, chairman & CEO, Delphi Corp.; Fujio Mitarai, chairman & CEO, Canon, Inc. and chairman, Nippon Keidanren; Harold McGraw III; and Charles McClure, chairman, president & CEO, ArvinMeritor, Inc.)

With the value of education increasingly clear in a growing number of geographic markets, McGraw-Hill Education also is poised for growth.
In the United States, we expect state spending on education to increase in 2007 and grow steadily through the end of the decade. To capture additional opportunities in the elementary and high school market, we combined our pre-K to 12 basal school programs, realigned product development under centers of excellence and positioned ourselves as the only major educational provider to offer comprehensive instructional solutions from pre-school through high school. We also launched new and revised programs in key subject areas, such as reading and math.
The landmark No Child Left Behind Act is due for reauthorization in 2007, and to help educators meet its requirements, we have created a range of effective products to serve the growing demand for solutions that measure and improve student performance. A particular area of focus is on helping students who perform below grade-level proficiency standards. To meet this need, we continue to develop innovative, technology-driven programs that enable individualized instruction and learning.
The increased emphasis on education in the United States and abroad also is reflected in rising higher education enrollments and growing demand for lifelong learning programs. Our higher education and professional publishing businesses are meeting this demand by integrating technology into their offerings, creating new educational solutions and delivering them via new media. In 2006 we introduced 40 new online courses and will be adding more in 2007 to capitalize on the growing demand for digital products at higher education institutions worldwide.
The ongoing transformation of our Information & Media segment positions its market-leading brands for a bright future. As the Internet reshapes the business-to-business market, it creates new opportunities to deliver information and analytics to our customers. Our goal is to enhance the value of our trusted content by expanding how and where we deliver it, extending its functionality and integrating it into our customers’ workflows. We made solid progress last year and expect to achieve more in 2007.
A major 2006 initiative involved transitioning Sweets’ print product database to an integrated, Internet-based sales and marketing solution serving the needs of design professionals and product manufacturers in the global construction industry.
In addition, J.D. Power and Associates continues to diversify its must-have marketing information into non-automotive categories and new markets, including China and India.
Within the world’s volatile energy markets, Platts is expanding globally and attracting new customers by increasing the scope of its proprietary news, analysis and industry price assessments. BusinessWeek continues evolving into a multimedia brand, with growing audiences accessing its editorial expertise on BusinessWeek.com and through a range of blogs and podcasts, as well as through video, television and a mobile edition. And our television stations continue strengthening their local market penetration through outstanding programming and a strong network of Spanish-language affiliates.
More Potential
As we look to the future, we see a world of potential for our continued growth. Political, structural and economic barriers to progress continue to fall, and access and opportunity continue to rise. As a result, more individuals and institutions in more geographic regions are seizing the opportunity to achieve and advance in the global knowledge economy.
We are proud of the critical role that The McGraw-Hill Companies plays in enabling millions of customers to reach their potential. We also are proud of our ability to build strong and trusted global brands, of the leadership position we hold in our markets, and of the innovative offerings that we continually develop to meet the growing needs of our customers.
Our progress today—and our potential tomorrow—is a testament to the dedication and talent of our 20,000 employees worldwide, whose efforts I admire and deeply appreciate.
Our success depends on the strength of our Board of Directors, and I wish to thank our Board members for their many contributions, guidance and devoted service. And most importantly, my thanks to all our shareholders for their continuing support.
Sincerely,
Harold McGraw III
February 15, 2007

123 MILLION

Over $1.45 trillion in investment assets is directly tied to S&P indices, and more than $4.45 trillion is benchmarked to S&P indices—more than all other index providers combined.

There are now 87 exchange-traded funds worldwide based on S&P indices—13 more are planned for introduction in early 2007.

As financial markets continue to expand worldwide, the number of institutional and individual investors is expected to grow significantly in the coming years.

Assets under management in exchange-traded funds based on S&P indices exceeded $161 billion in 2006.

6

MORE INVESTORS

YEN
S&P 500
CHICAGO MERCANTILE EXCHANGE
SEP

Capital IQ has doubled its client base to more than 1,700 and serves an expanding market of worldwide financial professionals who use its products every day within hedge funds, investment banks and private equity firms, just to name a few.

STANDARD & POOR'S

Hedge funds and mutual funds, aging baby boomers and a burgeoning middle class: around the world, investors' numbers and needs are increasing and Standard & Poor's expects to benefit from a growing market for its Web-based financial information and the expansion of its index services. Standard & Poor's Capital IQ is capturing this opportunity, integrating S&P's credit ratings, research, real-time market data and news into its Web-based platform. With its goal to provide an index for every type of investment, S&P launched 40 new indices during 2006—on home prices, IPOs and emerging markets—providing new ways to invest and benchmark performance.

7

253 MILLION

WHEN YOU...

Primary and secondary school enrollments in the United States are expected to rise by more than 2 million in the next few years, fueling additional increases in state spending.

The value of education as a driver of economic growth is fueling strong long-term demand for educated and skilled workers in a growing number of markets around the globe.

To help struggling students reach grade-level proficiency, McGraw-Hill Education continues to invest resources and leverage technology to launch a range of innovative online programs in subject areas including reading and math.

Education

Knowledge: it's the new wealth of nations, and demand for educated and skilled workers is driving investment and enrollments upward. To better meet pre-K to 12 needs, McGraw-Hill Education is launching new math and reading programs, which are priority spending areas in coming years. Accountability also remains a priority; two of our brands, The Grow Network/McGraw-Hill and CTB/McGraw-Hill, combined to develop, score and report on state tests in four subjects for 1.9 million Florida students in 3,500 schools. An innovative Web-based reporting system provided secure, online access to the results and generated more than 65 million hits from teachers, parents and students.

8

MORE STUDENTS

Jamestown Reading Navigator is the first reading intervention program created for students in grades six through 12 that integrates the latest research in adolescent literacy. The online program continually assesses student progress, adjusts instruction as appropriate, and provides reports that allow teachers to intervene strategically.

Nearly all of America's public schools now have Internet access, and the ratio of students to computers with Web access is now 4 to 1. This is fueling the demand for online instructional products.

Everyday Mathematics, our best-selling program in the reform-oriented segment of the U.S. elementary school market, continues to win new business. We will extend the brand into the secondary grades with a new program in 2007.

9

$90 TRILLION

By 2010, global financial holdings are expected to total $228 trillion, with global debt nearly doubling to $138 trillion.

Standard & Poor's has the world's largest network of credit ratings professionals and currently rates approximately $34 trillion of debt issued in more than 100 countries.

Global structured finance issuance—including asset- and mortgage-backed securities and collateralized debt obligations—continues to grow rapidly, and exceeded $2 trillion in 2006.

10

MORE CAPITAL

Asset-Backed Alert, an industry newsletter, reported that in 2006—for the ninth consecutive year—Standard & Poor's rated more asset- and mortgage-backed securities than any other ratings agency.

The expanding market for ratings and services not directly tied to new issuance—including bank loan ratings, counterparty credit ratings, financial strength ratings and credit estimates—now accounts for more than 20% of Standard & Poor's ratings revenue.

The need for capital continues to grow rapidly worldwide, and Standard & Poor's now rates more corporate debt issues in Europe than in the United States.

STANDARD
&POOR'S

From asset-backed securities in America to collateralized debt obligations in China, the relentless demand for capital is driving innovation and growth in the world's structured finance and debt markets. Standard & Poor's remains integral to meeting that demand—today and tomorrow—with its reputation for quality and integrity, its global network of 21 offices, and its expertise across asset classes. During 2006, S&P launched a new European structured finance valuation service, was once again voted Asia's most influential credit ratings agency, and strengthened its Latin American presence and its relationship with Chile's leading ratings agency.

11

1 BILLION MORE

Internet users worldwide now total 1 billion—a number expected to double within the next few years, further improving access to education and information.

Globally, the number of students enrolled in higher education totals nearly 100 million. Currently there are 38 million higher education students throughout India, China and Latin America—that number is expected to double in the next decade.

More than 1.5 million Americans are enrolled in distance learning programs; in 2006 McGraw-Hill Education introduced 40 online courses across a range of key subjects.

Technology is changing how and when we learn. By leveraging content and technology, we're increasing access and creating new solutions for students and professionals of all ages and from all countries. In 2006 we introduced new Web-based content management tools for instructors and students, expanded distribution of our educational content to mobile devices, launched online courses to help meet the growing demand for distance education, and created Harrison's Online en Español, which brings the most widely used resource in clinical medicine and research to Spanish-speaking physicians, medical students and other healthcare professionals around the world.

12

CONNECTIONS

McGraw-Hill Education continues to create new learning solutions by integrating technology into its offerings and broadening delivery through iPods, PDAs and other mobile devices.

In higher education there is a growing market for online homework solutions. *Homework Manager* provides digital services in disciplines ranging from chemistry to financial accounting to Spanish that create a richer learning experience for students and saves time for instructors.

Access Surgery and *Access Emergency Medicine* broaden our lineup of digital products for medical professionals. Similar to our successful *Access Medicine*, which is now used in more than 42 countries and by virtually all U.S. medical schools, these services combine leading McGraw-Hill Education reference texts with digital video.

13

$20 TRILLION

FOSTER'S
TDK
SANYO

Spurred by global infrastructure projects and building booms in India and China, the $4 trillion construction industry is poised for more growth over the next decade.

Currently, four major energy exchanges in the United States, Japan and Singapore use Platts price assessments to clear trades. Every day, nearly $15 billion in global petroleum contracts are traded and settled on Platts benchmarks.

BusinessWeek
Mobile Edition

As trade barriers fall, cross-border commerce is positioned to rise, creating new opportunities for our B-to-B brands and services. China is now the third largest auto market and in 2006, J.D. Power and Associates acquired Automotive Resources Asia, which specializes in Asia's car markets. Platts, the world's leading energy information provider, started daily price assessments for Russian crude oil and petroleum products and licensed its oil pricing data to the Russian Trading System Stock Exchange. *BusinessWeek*, one of the world's most read business publications, launched Romanian and Bulgarian editions, adding to those now published in Chinese, Russian, Turkish, Arabic and Bahasa Indonesian.

14

MORE COMMERCE

Through its Web portal, Construction.com, McGraw-Hill Construction Network continues to enhance its functionality, recently integrating Sweets' product database into its Web-based solutions portfolio.

BusinessWeek reaches 4.7 million readers through its global magazine, and an additional 6 million unique users per month through BusinessWeek.com.

Record civilian aircraft spending—and a large order backlog—are driving growth in the aerospace industry; *Aviation Week* is the leading information provider to aerospace and defense professionals.

More than 30% of J.D. Power and Associates' revenue comes from providing consumer satisfaction research to non-automotive sources in the financial services, healthcare, residential construction and travel industries. International business now generates more than 20% of revenue.

15

THE MCGRAW-HILL COMPANIES AT-A-GLANCE

The need for capital, knowledge and reliable information—each of which is essential for economic growth—continues to increase worldwide. To meet these needs, The McGraw-Hill Companies has built strong businesses with leading positions in three growing markets: financial services, education and business information. www.mcgraw-hill.com

McGraw-Hill Financial Services

Standard & Poor's is a leading provider of financial market intelligence. The world's foremost source of credit ratings, indices, investment research, risk evaluation and data, Standard & Poor's provides financial decision makers with the intelligence they need to make informed decisions.

Many investors know Standard & Poor's for its respected role as an independent provider of credit ratings and as the home of the S&P 500 benchmark index. But globally, Standard & Poor's also:

» Provides a wide array of financial data and information;

» Is the largest source of independent equity research; and

» Maintains 79 major index families worldwide.

As financial markets grow more complex, the independent analysis, critical thinking, opinions, news and data offered by Standard & Poor's are an integral part of the global financial infrastructure.

Over $1.45 trillion in investment assets is directly tied to S&P indices and more than $4.45 trillion is benchmarked to S&P indices — more than all other index providers combined. The total amount of outstanding debt rated by S&P globally is approximately $34 trillion in 100 countries.

Standard & Poor's investment data platforms provide breadth, depth and vital information required by institutions and individuals alike. Combining company and securities data with its Capital IQ platform, Standard & Poor's empowers clients with workflow solutions and idea-generation tools.

www.standardandpoors.com

16

J.D.POWER

McGraw-Hill Education

McGraw-Hill Education is a global leader in education and professional information. The Corporation has built its education division into a powerhouse covering virtually every aspect of the market from pre-K to professional learning.

The School Education Group is a leader in the U.S. pre-K to 12 market. Providing educational and professional development materials in many formats, the group's imprints include SRA/McGraw-Hill, Wright Group/McGraw-Hill, Macmillan/ McGraw-Hill and Glencoe/McGraw-Hill.

We also are one of the nation's leading providers of assessment and reporting services through CTB/McGraw-Hill and The Grow Network/McGraw-Hill.

The Higher Education, Professional and International Group is a leading technological innovator in the field, offering e-books, online tutoring, customized course Web sites and subscription services, as well as traditional materials, to the higher education market. Professional operations focus on professional, reference and trade publishing for medical, business, engineering and other fields. International operations cover markets worldwide with locally developed and English-language materials. McGraw-Hill Education is a leading U.S. publisher of Spanish-language educational products for the Latin American and European markets.

www.mheducation.com

McGraw-Hill Information & Media

Our market-leading brands provide information, intelligence and solutions that businesses, governments and professionals worldwide use to remain competitive in their fields and in the global economy.

The Business-to-Business Group includes:

» *BusinessWeek*, a leading global business media franchise, consisting of *BusinessWeek* magazine, which reaches more than 4.7 million readers each week in 140 countries; BusinessWeek.com; and the television news program *BusinessWeek Weekend*.
www.businessweek.com

» J.D. Power and Associates, a leading global marketing information provider that conducts independent and unbiased surveys of customer satisfaction, product quality and buyer behavior to help companies improve the quality of their products and services.
www.jdpower.com

» Platts, one of the world's largest and most authoritative sources of energy-industry pricing, information and services.
www.platts.com

» McGraw-Hill Construction, which connects people, projects and products across the design and construction industry.
www.construction.com

» *Aviation Week*, a leading multimedia information and services provider to the aerospace and defense industries.
www.aviationweek.com

The Broadcasting Group consists of nine television stations. Four are ABC-affiliated stations, located in Bakersfield, Calif. (KERO), Denver (KMGH), Indianapolis (WRTV) and San Diego (KGTV), and five are Azteca America-affiliated stations, located in Denver, Colorado Springs, San Diego and Bakersfield, Calif.

17

MORE COMMUNITY SERVICE
Left: Pictured with Chairman, President and CEO Harold McGraw III and Chairman Emeritus Harold W. McGraw, Jr. [seated] are the 2006 Harold W. McGraw, Jr. Prize in Education winners [left to right] Wendy Kopp, president and founder, Teach for America; Norman Augustine, retired chairman and CEO of Lockheed Martin Corp.; and Vincent Murray, principal, Henry W. Grady High School in Atlanta.
Middle: Hundreds of The McGraw-Hill Companies’ employees volunteered to refurbish a New Orleans school damaged by Hurricane Katrina.
Right: As part of the Corporation’s Global Volunteer Day, employees in Hyderabad, India assisted a local village by arranging for basic medical assistance, planting fruit-bearing trees and providing reading and writing materials for children.

As a leader in the markets we serve, The McGraw-Hill Companies is committed to responsible business conduct and to enhancing the economic, social and environmental well-being of our communities. Our commitment is fundamental to our mission—helping customers around the world achieve their potential.

Our Corporation and our employees work in many ways to serve the communities in which we live and work. Last year, together we contributed approximately $7.3 million to support non-profit organizations, with a particular focus on economic empowerment through financial education and microcredit programs. In fact, during 2006 The McGraw-Hill Companies was the lead sponsor of the Grameen Foundation’s First Annual Capacity-building Partner Forum, a microfinance initiative whose goal is to help the world’s poorest people.
Volunteerism continues to be a mainstay of our community activities. In 2006, more than 2,300 employees located in 40 cities and 14 countries around the world participated in our Global Volunteer Day; projects ranged from village development in India to wetlands clean-up in Australia to a community beautification project in Ohio.
The McGraw-Hill Companies’ commitment to corporate responsibility also is demonstrated through our products and services. For example, McGraw-Hill Construction launched its GreenSource magazine and Web site to promote environmentally responsible construction. In addition,
Standard & Poor’s and its Indian affiliate, CRISIL, are leading a consortium to develop a pioneering index of emerging market companies based on their environmental, social and corporate governance performance.
The Harold W. McGraw, Jr. Prize in Education honored three significant innovators who have brought a deep, steady commitment to the improvement of education in the United States. The Prize, which celebrated its 19th year in 2006, was established to honor our Chairman Emeritus’ lifelong commitment to education.
At The McGraw-Hill Companies, responsible business conduct also means being involved with key public policy issues important to the Corporation and the communities and markets we serve. Harold McGraw III was named chairman of the Business Roundtable, an association of 160 chief executive officers of leading U.S. companies, whose focus areas include trade, corporate governance, the competitiveness of U.S. students and the workforce, healthcare, sustainable business practices, and strengthening the partnership between the private and public sectors.

FINANCIAL CONTENTS

20 Management's Discussion and Analysis **49** Consolidated Statement of Income **50** Consolidated Balance Sheet **52** Consolidated Statement of Cash Flows **53** Consolidated Statement of Shareholders' Equity **54** Notes to Consolidated Financial Statements **72** Report of Management **73** Reports of Independent Registered Public Accounting Firm **75** Supplemental Financial Information **76** Eleven-Year Financial Review **78** Shareholder Information **79** Directors and Principal Executives

FINANCIAL CHARTS

Operating Profit by Segment
[dollars in millions]

$119
$839
$340
$61
$1,019
$410
$50
$1,202
$329
04
05
06

2006 operating profit includes the effect of adopting Statement 123(R), the elimination of the Company's restoration stock option program for all segments and restructuring charges at McGraw-Hill Education and Information & Media. Information & Media's 2006 operating profit also includes the negative impact of the Sweets transformation and favorable developments with respect to certain disputed billings.

2005 operating profit includes the gain on the sale of Corporate Value Consulting at Financial Services, the loss on the sale of Healthcare Information Group at Information & Media and restructuring charges for all segments.

Revenue by Segment
[dollars in millions]

$800
$2,055
$2,396
$931
$2,401
$2,672
$985
$2,746
$2,524
04
05
06

2006 revenue includes the negative impact of the Sweets transformation, favorable developments with respect to certain disputed billings and the first quarter revenue related to the acquisition of J.D. Power and Associates (JDPA) at Information & Media.

In 2005, the acquisition of JDPA on April 1, 2005 contributed $144.7 million to revenue at Information & Media.

Capital Expenditures by Segment
[dollars in millions]

$19
$46
$321
$30
$27
$333
$24
$48
$350
04
05
06

Includes investments in prepublication costs, purchases of property and equipment and additions to technology projects.

- **Information & Media**
- **Financial Services**
- **McGraw-Hill Education**

Management’s Discussion and Analysis

This discussion and analysis of financial condition and results of operations should be read in conjunction with the Company’s consolidated financial statements and notes thereto included elsewhere in this annual report on
Form 10-K.
     Certain of the statements below are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In addition, any projections of future results of operations and cash flows are subject to substantial uncertainty. See “Safe Harbor” Statements Under the Private Securities Litigation Reform Act of 1995 on page 48.
Overview
The Consolidated and Segment Review that follows is incorporated herein by reference.
The McGraw-Hill Companies is a leading global information services provider serving the financial services, education and business information markets with information products and services. Other markets include energy, construction, aerospace and defense, broadcasting and marketing information services. The operations consist of three business segments: McGraw-Hill Education, Financial Services and Information & Media.
     The McGraw-Hill Education segment is one of the premier global educational publishers. This segment comprises two operating groups: the School Education Group (SEG), serving the elementary and high school (el-hi) markets and the Higher Education, Professional and International (HPI) Group, serving the college, professional, international and adult education markets. The School Education Group and the industry it serves are influenced strongly by the size and timing of state adoption opportunities and the availability of funds. In 2006 the state new adoption market declined by about 30% from the prior year, and the volume of open territory business was not sufficient to offset the reduction in the state new adoption market. In 2006, a number of open territory states and districts reported decreased educational funding due to increased healthcare, fuel and pension costs.
     Revenue at the HPI Group is affected by enrollments, higher education funding and the number of courses available to students. The current U.S. college enrollment is projected to rise at 1%–2% per year through 2013. For-profit colleges and distance-learning institutions continue to report stronger enrollment growth, with annual gains of 7.5% expected through 2010. There is increased federal funding for distance learning institutions due to the U.S. government’s removal of the “50% rule,” whereby colleges will no longer be required to deliver at least half of their courses on campus instead of online to qualify for federal student aid. According to Eduventures, it was estimated that 1.4 million U.S. students attended fully online higher education programs in 2006. State appropriations for higher education increased again in 2006, 6.9% nationwide to $67.4 billion in 2006, according to the Center for Higher Education at Illinois State University. Internationally, enrollments in secondary schools are also increasing significantly, particularly in India and China. The State Department issued a record 591,000 student and exchange visas in the 12 months ending September 2006, a 14% increase over the prior year.
     The Financial Services segment operates under the Standard & Poor’s brand as one reporting unit and provides independent global credit ratings, indices, risk evaluation, investment research and data to investors, corporations, governments, financial institutions, investment managers and advisors globally. The segment and the markets it serves are impacted by interest rates, the state of global economies, credit quality and investor confidence. The Financial Services segment continues to be favorably impacted by the current trend of the disintermediation of banks and the increased use of securitization as a source of funding. In 2006, the Financial Services segment was favorably impacted by the continued low interest rate environment and an improved merger and acquisition market. The mortgage-backed securities market for commercial and residential mortgages remained strong for 2006, as mortgage rates were within historical norms and at levels that kept refinancing and debt consolidation robust in the early part of the year. Corporate issuance in 2006 also was robust, especially high yield issuance.
     The Information & Media segment includes business, professional and broadcast media, offering information, insight and analysis and consists of two operating groups: the Business-to-Business Group (including such brands as BusinessWeek, J.D. Power and Associates, McGraw-Hill Construction, Platts and Aviation Week) and the Broadcasting Group, which operates nine television stations (four ABC affiliates and five Azteca America affiliated stations). The segment’s growth is driven by the need for information and transparency in a variety of industries and to a lesser extent, advertising growth, which is dependent on continued economic recovery in the U.S.
     Management analyzes the performance of the segments by using operating profit as a key measure, which is defined as income from continuing operations before taxes on income, interest expense and corporate expense.
     The following is a summary of significant financial items during 2006, which are discussed in more detail throughout this Management’s Discussion and Analysis:
•	Revenue and income from operations increased 4.2% and 4.5%, respectively, in 2006. Results from operations improved on the strength of the Financial Services segment, primarily due to the performance of structured finance and corporate (corporate finance and financial services) and government ratings, and the impact of the April 1, 2005 acquisition of J.D. Power and Associates. Foreign exchange rates had a $12.7 million favorable impact on revenue and did not materially impact operating profit.
•	Diluted earnings per share from operations increased 9.0% to $2.40. Diluted earnings per share from operations include dilution from restructuring charges and stock-based compensation expense, as well as the impact of the Sweets transformation. During 2006, the Sweets building products database was integrated into the McGraw-Hill Construction Network, providing architects, engineers and contractors a powerful new search function for finding, comparing, selecting and purchasing products. Although it was anticipated that Sweets would move from a primarily print catalog distribution offering to an integrated online service, customers have contracted to purchase a bundled print and online product. Historically, Sweets file sales were recognized in the fourth quarter of each year, when catalogs were delivered to its customers. Online service revenue is recognized as service is provided. Sales of the bundled product will be recognized ratably over the service period, primarily 2007. This negatively impacted 2006 revenue by $23.8 million and operating profit by $21.1 million.

•	As a result of the Financial Accounting Standards Board’s (FASB) Statement No. 123(R), Share Based Payment, in 2006, the Company incurred stock-based compensation expense of $136.2 million ($85.5 million after tax, or $0.23 per diluted share) including a one-time charge of $23.8 million ($14.9 million after tax, or $0.04 per share) from the elimination of the Company’s restoration stock option program. The Company’s Board of Directors voted to terminate the restoration feature of its stock option program effective March 30, 2006. Also included in year-to-date stock-based compensation expense is restricted performance stock expense of $66.0 million ($41.5 million after tax, or $0.11 per share) compared with $51.1 million ($32.1 million after tax, or $0.08 per share) in the same period of 2005. Additionally, the Company has reshaped its long term incentive compensation program to emphasize the use of restricted performance stock over employee stock options. Stock-based compensation is discussed in further detail in Notes 3 and 4 to the Consolidated Financial Statements.
•	During 2006, the Company restructured a limited number of business operations to enhance the Company’s long-term growth prospects and incurred a restructuring charge of $31.5 million pre-tax ($19.8 million after-tax) which diluted earnings per share by $0.06 (see Note 14 to the Consolidated Financial Statements).
•	The Company acquired 8.4 million shares for a total purchase amount of $468.8 million of the Corporation’s stock from the holdings of the recently deceased William H. McGraw. The transaction was funded through a combination of cash on hand and temporary borrowings in the commercial paper market.
•	In 2006, the FASB released Statement No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretire-ment Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)” (“SFAS No. 158”). The incremental effect of adopting the provisions of SFAS No. 158 on the Company’s consolidated balance sheet at December 31, 2006 is a reduction in shareholders’ equity of $69.4 million, net of tax (see Notes 9 and 10 to the Consolidated Financial Statements).
•	Cash flow provided from operations was $1.5 billion for 2006. Cash levels decreased 52.8% from the prior period but remained strong at $353.5 million. During 2006, the Company repurchased 28.4 million shares of common stock for $1.5 billion under its share repurchase program, paid dividends of $260.3 million and made capital expenditures of $426.4 million. Capital expenditures include prepublication costs, property and equipment and additions to technology projects.
Outlook
Comparisons in 2007 will be less challenging as Standard & Poor’s continues to grow, McGraw-Hill Education enters a stronger state new adoption market and Information & Media receives the benefits of the Sweets transformation.
     In the McGraw-Hill Education segment, the state new adoption schedule will fuel growth. 2007 will mark the beginning of a three-year period of stronger state new adoption opportunities. State new adoptions are projected to increase to between $750 million and $800 million in 2007. In the testing market, focus will remain on state-specific custom assessments as mandated by the No Child Left Behind Act. In the 2007-2008 school year, science will join reading and math as a tested subject. In addition, the Company expects continued growth in higher education both in the U.S. and abroad. The higher education space will continue to be influenced by the growth in online course programs. The McGraw-Hill Education segment will experience increased expense as additional investments are made in order to take advantage of the increased opportunities in the el-hi marketplace in 2007 and beyond, and to take advantage of the increased digital opportunities in the higher education space. In 2007, prepublication spending is expected to increase as the Company takes advantage of the significant adoption and open territory opportunities in key states for 2007 and beyond. The McGraw-Hill Education segment will also realize efficiencies from restructuring initiatives taken during 2006.
     In Financial Services, continued global expansion and product diversification as well as a favorable interest rate environment, increased capital spending, and robust merger and acquisition activity by companies will mitigate the anticipated decline in U.S. residential mortgage-backed securities. The U.S. residential mortgage-backed securities market is projected to decline 10–15% in 2007.
     In 2007, the Information & Media segment will continue to transform, placing greater emphasis on digital asset management and Web-based delivery which offers new opportunities to deliver premium services. With the infrastructure support already in place, J.D. Power and Associates will continue to expand its global automotive business into the rapidly growing Asia-Pacific markets. In the construction market, the transformation of Sweets to an Internet-based sales and marketing solution resulted in a shift that positively impacts revenue in 2007. The Sweets transformation will benefit the 2006 to 2007 comparison as the loss of recognized revenue of $23.8 million and operating profit of $21.1 million in 2006 will flow into 2007. The ongoing volatility of the oil and natural gas markets continues to increase customer demand for news and pricing products. The segment will continue to invest in BusinessWeek.com during 2007. The Information & Media segment will also realize efficiencies from restructuring initiatives taken during 2006.
     In addition, the Company plans to continue its focus on the following strategies:
•	Leveraging existing capabilities into new services.

•	Continuing to make selective acquisitions that complement the Company’s existing business capabilities.

•	Expanding and refining the use of technology in all segments to improve performance, market penetration and productivity.

Management’s Discussion and Analysis
Outlook (continued)

     There can be no assurance that the Company will achieve success in implementing any one or more of these strategies. The following factors could unfavorably impact operating results in 2007:
•	A lack of educational funding as a result of budget concerns.

•	A sudden and significant spike in interest rates.

•	A sudden deterioration of credit quality due to corporate scandals or other economic events.
•	A change in the regulatory environment affecting the Company’s businesses, including educational spending or the ratings process.
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
     As of December 31, 2006, an evaluation was performed under the supervision and with the participation of the Company’s management, including the CEO and CFO, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) under the U.S. Securities Exchange Act of 1934). Based on that evaluation, the Company’s management, including the CEO and CFO, concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2006.
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
3.	Based on management’s evaluation under this framework, management has concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2006. There are no material weaknesses in the Company’s internal control over financial reporting that have been identified by management.

4.	The Company’s independent registered public accounting firm, Ernst & Young LLP, has audited the consolidated financial statements of the Company for the year ended December 31, 2006, and has issued its reports on the financial statements and management’s assessment as to the effectiveness of internal controls over financial reporting, under Auditing Standard No. 2 of the Public Company Accounting Oversight Board. These reports are located on pages 73 and 74 of the 2006 Annual Report to Shareholders.
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
     Revenue from McGraw-Hill Education’s service contracts for assessments of $214.4 million, $246.1 million and $169.8 million in 2006, 2005 and 2004, respectively, have been reclassified from product to service as a result of the service component becoming more significant and inseparable from the deliverable. Product revenue comprises the revenue from the McGraw-Hill Education and Information & Media segments, and represents educational products, primarily books, magazine circulation revenue and syndicated study products. Service revenue represents the revenue from the Financial Services segment; the remaining revenue of the Information & Media segment, primarily related to information related services and advertising, and service assessment contracts for the McGraw-Hill Education segment.
     Unearned revenue was $983.2 million and $853.3 million as of December 31, 2006 and 2005, respectively. The increase was primarily attributable to the Financial Services segment’s ratings products. The transformation of Sweets, the McGraw-Hill Constructions Group’s popular building products database, from a print catalog to a fully-integrated Internet based sales and marketing solution led to sales of bundled products which resulted in an additional $23.8 million of unearned revenue in 2006 which will be recognized in 2007.
     For the years ended December 31, 2006, 2005 and 2004, no significant changes have been made to the underlying assumptions related to estimates of revenue or the methodologies applied. These assumptions are not expected to significantly change in 2007.
     Allowance for doubtful accounts and sales returns. The accounts receivable reserve methodology is based on historical analysis and a review of outstanding balances. The impact on operating profit for a one percentage point change in the allowance for doubtful accounts is $15.0 million. A significant estimate in the McGraw-Hill Education segment, and particularly within the Higher Education, Professional and International Publishing Group (HPI), is the allowance for sales returns, which is based on the historical rate of return and current market conditions. Should the estimate for the HPI Group vary by one percentage point it would have an approximate $10.4 million impact on operating profit.
     In 2005, the allowance for sales returns was restated to reflect a reclassification. This reclassification was related to the accounting for sales returns and impacted net accounts receivable, inventory and accrued royalties. The impact resulted in an increase in the allowance for sales returns of $49.0 million in 2004.
     For the years ended December 31, 2006, 2005 and 2004, management made no material changes in its assumptions regarding the determination of the allowance for doubtful accounts and sales returns. These assumptions are not expected to significantly change in 2007.
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
     For the year ended December 31, 2006, prepublication amortization expense was $228.4 million, representing 9.6% of consolidated operating-related expenses and 10.4% of the McGraw-Hill Education segment’s total expenses. If the annual prepublication amortization varied by one percentage point, the consolidated amortization expense would have changed by approximately $2.3 million.
     For the years ended December 31, 2006, 2005 and 2004, no significant changes have been made to the amortization rates applied to prepublication costs, the underlying assumptions related to estimates of amortization or the methodology applied. These assumptions are not expected to significantly change in 2007.
     Valuation of inventories. Inventories are stated at the lower of cost (first-in, first-out) or market. A significant estimate in the McGraw-Hill Education segment is the reserve for inventory obsolescence. The reserve is based upon management’s assessment of the marketplace of products in demand as compared to the number of units currently on hand. Should the estimate for inventory obsolescence for the Company vary by one percentage point, it would have an approximate $4.4 million impact on operating profit.
     For the years ended December 31, 2006, 2005 and 2004, management made no material changes in its assumptions regarding the determination of the valuation of inventories. These assumptions are not expected to significantly change in 2007.
     Intangibles, goodwill and other long-lived assets. The Company reviews long-lived assets, including intangible assets, and goodwill for impairment annually, or sooner whenever events or changes in circumstances indicate the carrying amounts of such assets may not be recoverable. Upon such an occurrence, recoverability of these assets is determined as follows: Intangibles with indefinite lives are tested by comparing their carrying amounts to fair value. Impairment within goodwill is tested using a two-step method. The first step is to compare the fair value of the reporting unit to its book value, including goodwill. If the fair value of the unit is less than its book value the second step is applied. The second step requires the Company to determine the implied fair value of goodwill by deducting the fair value of the reporting unit’s net assets from the fair value of the reporting unit. If the book value of goodwill is greater than its implied fair

Management’s Discussion and Analysis
Critical Accounting Policies and Estimates (continued)

value, the Company writes down goodwill to its implied fair value. For long-lived assets that are held for use, the Company compares the forecasted undiscounted net cash flows to the carrying amount. If the long-lived asset is determined to be unable to recover the carrying amount, then it is written down to fair value. For long-lived assets held for sale, assets are written down to fair value less costs to sell.
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
     The Company performed its impairment assessment on long-lived assets, including intangible assets and goodwill, in accordance with the methods prescribed above. The Company concluded that no impairment existed in 2006.
     Retirement plans and postretirement healthcare and other benefits. The Company’s pension plans and postretirement benefit plans are accounted for using actuarial valuations required by SFAS No. 87, “Employers’ Accounting for Pensions,” and SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions.” In September 2006, the Financial Accounting Standards Board (“FASB”) released FASB Statement No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of SFAS No. 87, 88, 106 and 132(R)” (“SFAS No. 158”).
     On December 31, 2006, the Company adopted the recognition and disclosure provisions of SFAS No. 158 which required the Company to recognize the funded status of its pension plans in the December 31, 2006 consolidated balance sheet, with a corresponding adjustment to accumulated other comprehensive income, net of taxes. The adjustment to accumulated other comprehensive income at adoption represents the net unrecognized actuarial losses/(gains) and unrecognized prior service costs. These amounts will be subsequently recognized as net periodic pension cost pursuant to the Company’s historical accounting policy for amortizing such amounts. Further, actuarial gains and losses that arise in subsequent periods and are not recognized as net periodic pension cost or net periodic postretirement benefit cost in the same periods will be recognized as a component of other comprehensive income. Those amounts will be subsequently recognized as a component of net periodic pension cost or net periodic postretirement benefit cost on the same basis as the amounts recognized in accumulated other comprehensive income at adoption of SFAS No. 158.
     The incremental effect of adopting the provisions of Statement No. 158 on the Company’s consolidated balance sheet at December 31, 2006 is a reduction in shareholders’ equity of $69.4 million, net of tax. The adoption of SFAS No. 158 had no effect on the Company’s consolidated statement of income for the year ended December 31, 2006, or for any prior period presented, and it will not affect the Company’s operating results in future periods. See Notes 9 and 10 to the Consolidated Financial Statements for further discussion of the effect of adopting SFAS No. 158.
     The Company’s employee pension and other postretirement benefit costs and obligations are dependent on assumptions concerning the outcome of future events and circumstances, including compensation increases, long-term return on pension plan assets, healthcare cost trends, discount rates and other factors. In determining such assumptions, the Company consults with outside actuaries and other advisors where deemed appropriate. In accordance with relevant accounting standards, if actual results differ from the Company’s assumptions, such differences are deferred and amortized over the estimated future working life of the plan participants. While the Company believes that the assumptions used in these calculations are reasonable, differences in actual experience or changes in assumptions could affect the expense and liabilities related to the Company’s pension and other postretirement benefits.
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
     The Company’s discount rate and return on asset assumptions used to determine the net periodic pension cost on its U.S. retirement plans are as follows:

January 1	2007	2006	2005

Discount rate	5.90%	5.65%	5.75%
Return on asset assumption	8.00%	8.00%	8.00%

     Pension expense for 2006 increased $12.7 million pre-tax or $0.02 diluted earnings per share primarily due to changes in assumptions for both domestic and foreign pension plans. Effective January 1, 2007, the Company changed discount rate, salary escalation, and price inflation assumptions for some of its qualified retirement plans (see Note 9 to the Consolidated Financial Statements). The effect of these changes on 2007 earnings per share is expected to be immaterial.
     The Company’s discount rate and initial health care cost trend rate used to determine the net periodic postretirement benefit cost on its U.S. retirement plans are as follows:

January 1	2007	2006	2005

Discount rate	5.75%	5.50%	5.50%
Healthcare cost trend rate	9.00%	9.00%	9.00%

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
     Management’s judgment is required in determining the Company’s provision for income taxes and deferred tax assets and liabilities. In calculating the provision for income taxes on an interim basis, the Company uses an estimate of the annual effective tax rate based upon the facts and circumstances known. The Company’s effective tax rate is based on expected income, statutory tax rates and permanent differences between financial statement and tax return income applicable to the Company in the various jurisdictions in which the Company operates. Significant judgment is required in determining the Company’s effective tax rate and in evaluating the Company’s tax position. The Company establishes reserves when, despite its belief that the tax return positions are meritorious, it believes that certain positions are likely to be challenged and if challenged, may have to be compromised or could result in assessment. Based on an evaluation of the Company’s tax positions, the Company believes that it is appropriately accrued under SFAS No. 5, “Accounting for Contingencies,” for all probable and estimable expenses. All periods presented utilized these same basic assumptions. The Company adjusts these reserves in light of changing facts and circumstances. The effective tax rate includes the impact of reserve provisions and changes to reserves that the Company considers appropriate. At year end, the actual effective tax rate is calculated based upon the actual results for the full fiscal year, taking into consideration facts and circumstances known at year end. In determining the need for a valuation allowance, the historical and projected financial performance of the operation that is recording a net deferred tax asset is considered along with any other pertinent information. The process described in this paragraph will be modified after 2006 to the extent necessary to comply with FIN 48 described immediately below.
     In July 2006, the Financial Accounting Standards Board (“FASB”) released FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting and reporting for uncertainties in income taxes and prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns and is effective for the Company beginning in the first quarter of fiscal 2007. The cumulative effects, if any, of applying FIN 48 will be recorded as an adjustment to retained earnings as of the beginning of the period of adoption which for calendar year companies is January 1, 2007. The Company is in the process of evaluating the potential effects of FIN 48 on the Consolidated Financial Statements and is not yet in a position to determine what, if any, effects FIN 48 will have on the Consolidated Financial Statements (see Note 1 to the Consolidated Financial Statements).
     During 2006, the Company has completed various federal, state and local, and foreign tax audit cycles and, in the second quarter of 2006, accordingly removed approximately $17 million from its accrued income tax liability accounts. This amount was offset by additional requirements for taxes related to foreign subsidiaries. The Company remains subject to federal, state and local, and foreign tax audits for a variety of open years dependent upon the jurisdiction in question. The effective tax rate for year ended December 31, 2006 was 37.2%.
     As the result of the Company’s implementation of the Financial Accounting Standards Board’s Statement No. 123 (revised), “Share-Based Payment” and the implementation of Financial Accounting Standards Board’s Statement No. 158,“Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans,” non-current deferred tax assets of approximately $94.2 million have been recorded as of December 31, 2006.
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
     For the years ended December 31, 2006, 2005 and 2004, management made no material changes in its assumptions regarding the determination of the provision for income taxes. However, certain events could occur that would materially affect the Company’s estimates and assumptions regarding deferred taxes. Changes in current tax laws and applicable enacted tax rates could affect the valuation of deferred tax assets and liabilities, thereby impacting the Company’s income tax provision. The Company expects the 2007 effective tax rate to be approximately 37.2%.
     Stock-based Compensation. Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (Statement 123(R)), applying the modified prospective method. Prior to the adoption of Statement 123(R), the Company applied the provisions of the Accounting Principles Board Opinion (APBO) No. 25, “Accounting for Stock Issued to Employees,” in accounting for its stock-based awards and accordingly, recognized no compensation cost for its stock plans other than for its restricted stock performance and non-performance awards.
     Under the modified-prospective method, Statement 123(R) applies to new awards and to awards that were outstanding as of December 31, 2005 that are subsequently modified, repurchased or cancelled. Compensation expense recognized during the

Management’s Discussion and Analysis
Critical Accounting Policies and Estimates (continued)

twelve months ended December 31, 2006 includes the expense for all share-based payments granted prior to, but not yet vested as of December 31, 2005, based on the grant-date fair value estimated in accordance with the original provisions of Statement No. 123, “Accounting for Stock-Based Compensation” (Statement 123), and the expense for all share-based payments granted during the twelve months ended December 31, 2006, based on the grant-date fair value estimated in accordance with the provisions of Statement 123(R). Prior period results have not been restated.
     Stock-based compensation expense for the twelve months ended December 31, 2006, 2005 and 2004 were as follows:

(in millions)	2006	2005	2004

Stock-based compensation
Pre-tax	$136.2	$51.1	$45.8
Post-tax	$85.5	$32.1	$28.9

     As a result of the Financial Accounting Standards Board’s Statement No. 123(R), “Share Based Payment,” in 2006 the Company incurred stock-based compensation expense of $136.2 million ($85.5 million after tax, or $0.23 per diluted share) including a one-time charge of $23.8 million ($14.9 million after tax, or $0.04 per share) from the elimination of the Company’s restoration stock option program. The Company’s Board of Directors voted to terminate the restoration feature of its stock option program effective March 30, 2006. Also included in year-to-date stock-based compensation expense is restricted performance stock expense of $66.0 million ($41.5 million after tax, or $0.11 per share) compared with $51.1 million ($32.1 million after tax, or $0.08 per share) in the same period of 2005. Additionally, the Company has reshaped its long-term incentive compensation program to emphasize the use of restricted performance stock over employee stock options (see Note 8 to the Consolidated Financial Statements).
     The Company uses a lattice-based option-pricing model to estimate the fair value of options granted in 2006 and 2005. Options granted prior to January 1, 2005 were valued using the Black-Scholes model. The following assumptions were used in valuing the options granted during the twelve months ended December 31, 2006, 2005 and 2004:

	2006	2005	2004

Risk-free average interest rate	4.14–6.07%	1.99–4.64%	2.9%
Dividend yield	1.1–1.5%	1.6%	1.6%
Volatility	12–22%	16–24%	17%
Expected life (years)	6.7–7.1	0.5–6.8	5
Weighted average grant-date fair value	$14.15	$8.90	$6.40

     Because lattice-based option-pricing models incorporate ranges of assumptions, those ranges are disclosed. These assumptions are based on multiple factors, including historical exercise patterns, post-vesting termination rates, expected future exercise patterns and the expected volatility of the Company’s stock price. The risk-free interest rate is the imputed forward rate based on the U.S. Treasury yield at the date of grant. The Company uses the historical volatility of the Company’s stock price over the expected term of the options to estimate the expected volatility. The expected term of options granted is derived from the output of the lattice model and represents the period of time that options granted are expected to be outstanding (see Note 8 to the Consolidated Financial Statements).
Results of Operations – Consolidated Review
Revenue and Operating Profit

(in millions)	2006(a)	2005(b)	2004

Revenue	$6,255.1	$6,003.6	$5,250.5
% increase	4.2	14.3	7.4
Operating profit*	$1,581.3	$1,490.0	$1,298.8
% increase	6.1	14.7	18.2
% operating margin	25	25	25

*Operating profit is income from continuing operations before taxes on income, interest expense and corporate expense.
(a) 2006 operating profit includes a pre-tax charge related to the effect of adopting Statement 123(R) and the elimination of the Company’s restoration stock option program and a pre-tax charge related to restructuring charges.
(b) 2005 operating profit includes a pre-tax charge related to restructuring charges.
     The Segment Review that follows is incorporated herein by reference.
2006 Compared with 2005
In 2006, the Company achieved growth in revenue and income from operations. The results are primarily attributable to growth in the Financial Services segment and the impact of the April 1, 2005 acquisition of J.D. Power and Associates which contributed $43.8 million in revenue in the first quarter of 2006 and had no material impact on operating profit. In 2006, foreign exchange rates contributed $12.7 million to revenue and had no material impact on operating profit. In 2005, foreign exchange rates contributed $6.0 million to revenue and had no material impact on operating profit.
     Effective January 2006, the Company adopted the provisions of, and accounts for stock-based compensation in accordance with, Statement of Financial Accounting Standards No. 123 – revised 2004 (Statement 123(R)), “Share-Based Payment.” The Company has applied the modified-prospective method. Under the fair value recognition provisions of this statement, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period, which is the vesting period. The Company has applied the modified-prospective method, under which prior periods are not revised for comparative purposes. The valuation provisions of Statement 123(R) apply to new grants and to grants that were outstanding as of the effective date and are subsequently modified. Estimated compensation for grants that were outstanding as of the effective date will be recognized over the remaining service period using the compensation cost estimated for the SFAS 123 pro forma disclosures. Prior to the adoption of Statement 123(R), the Company applied the provisions prescribed by APBO No. 25, “Accounting for Stock Issued to

Employees,” in accounting for its stock-based awards, and accordingly, recognized no compensation cost for its stock option plans other than for its restricted stock performance and non-performance awards.
     For the year ended 2006, the Company incurred stock-based compensation expense of $136.2 million ($85.5 million after tax, or $0.23 per diluted share) which is primarily related to the adoption of Statement 123(R) and includes a one-time charge of $23.8 million ($14.9 million after tax, or $0.04 per diluted share) from the elimination of the Company’s restoration stock option program. The Company’s Board of Directors voted to terminate the restoration feature of its stock option program effective March 30, 2006. Also included in 2006 stock-based compensation expense is restricted performance stock expense of $66.0 million ($41.5 million after tax, or $0.11 per share) compared with $51.1 million ($32.1 million after tax, or $0.08 per share) in the same period of 2005. Additionally, the Company has reshaped its long-term incentive compensation program to emphasize the use of restricted performance stock over employee stock options (see Note 8 to the Consolidated Financial Statements).
     In the third and fourth quarters of 2006, the Company restructured a limited number of business operations to enhance the Company’s long-term growth prospects. The restructuring will strengthen key capabilities, lower costs and allow the Company to direct resources to areas with the greatest potential for continued growth in the years ahead. The Company incurred a 2006 restructuring charge of $31.5 million pre-tax ($19.8 million after tax, or $0.06 per diluted share), which consisted primarily of vacant facilities and employee severance costs related to the reduction of approximately 700 positions in the McGraw-Hill Education segment, Information & Media segment and Corporate (see Note 14 to the Consolidated Financial Statements).
     During the fourth quarter of 2005, the Company recorded a restructuring charge of $23.2 million pre-tax, which consisted primarily of employee severance costs related to the reduction of positions across the Company (see Note 14 to the Consolidated Financial Statements).
     During 2006, the Sweets building products database was integrated into the McGraw-Hill Construction Network, providing architects, engineers and contractors a powerful new search function for finding, comparing, selecting and purchasing products. Although it was anticipated that Sweets would move from a primarily print catalog distribution offering to an integrated online service, customers contracted to purchase a bundled print and online product. Historically, Sweets file sales were recognized in the fourth quarter of each year, when catalogs were delivered to its customers. Online service revenue is recognized as service is provided. The impact of recognizing sales of the bundled product ratably over the service period negatively impacted 2006 revenue by $23.8 million and operating profit by $21.1 million and will correspondingly benefit 2007.
     During 2006 no significant acquisitions or divestitures were made.
     During 2005, the Company made several acquisitions, which are further discussed in Note 2 to the Consolidated Financial Statements, as follows:
•	CRISIL Limited: The Company acquired majority ownership of CRISIL Limited (CRISIL), a leading provider of credit ratings, finan-
cial news and risk and policy advisory services in India on June 1, 2005. CRISIL is now part of the Financial Services segment.

•	Vista Research, Inc: The Company acquired Vista Research, Inc., a leading provider of primary research on April 1, 2005. Vista Research, Inc. is now part of the Financial Services segment.
•	J.D. Power and Associates (JDPA): The Company acquired JDPA, a leading provider of marketing information services for the global automotive industry that has established a strong and growing presence in several other important industries, including finance and insurance, healthcare, home building, telecommunications and energy on April 1, 2005. JDPA is now part of the Information & Media segment.
     In 2005, the Company sold its Healthcare Information Group, a unit of the Information & Media segment. The Healthcare Information Group was comprised of several magazines including: The Physician and Sportsmedicine, Postgraduate Medicine and Healthcare Informatics, as well as a variety of healthcare information programs that serve the medical market. The Company recognized a pre-tax loss of $5.5 million ($3.3 million after tax, or less than 1 cent per diluted share).
     In 2005, the Company sold its Corporate Value Consulting (CVC) business, the valuation services unit of the Financial Services segment. This business was selected for divestiture as it no longer fit with the Company’s strategic plans. The divestiture of CVC enabled the Financial Services segment to focus on its core business of providing independent research, ratings, data indices and portfolio services. The Company recognized a pre-tax gain of $6.8 million ($4.2 million after tax, or $0.01 per diluted share).
     Revenue from McGraw-Hill Education’s service contracts for assessments of $214.4 million and $246.1 million in 2006 and 2005, respectively, have been reclassified from product to service as a result of the service component becoming more significant and inseparable from the deliverable.
     Product revenue decreased 3.7% in 2006, due to a weaker adoption year for the McGraw-Hill Education segment. Product revenue comprises the revenue from McGraw-Hill Education and Information & Media segments and represents educational products, primarily books, magazine circulation revenue and syndicated study product revenue.
     Service revenue increased 10.0% primarily due to increased revenue in the Financial Services segment, which increased 14.4% or $345.6 million. Financial Services revenue increased due to the strong performance of structured finance and corporate (industrial and financial services) and government ratings. The full year impact of the 2005 CRISIL Limited and Vista Research, Inc. acquisitions represented approximately 14.0% of the growth in the service revenue. Also contributing to growth was the acquisition of JDPA, which represented 10.6% of the growth in service revenue. Service revenue comprises revenue of the Financial Services segment and the remaining revenue in Information & Media and McGraw-Hill Education’s service contracts for assessments. The revenue represents information-related services, advertising and service contracts for assessments.

Management’s Discussion and Analysis
Results of Operations – Consolidated Review (continued)

2005 Compared with 2004
In 2005, the Company achieved growth in revenue and income from continuing operations. The results were primarily attributable to growth in service revenue from the Financial Services segment and product revenue from the McGraw-Hill Education segment. The acquisition of J.D. Power and Associates (JDPA) also contributed $144.7 million to revenue growth in 2005. Foreign exchange rates contributed $6.0 million to revenue and had no material impact on operating profit.
     In December 2005, the Company restructured a limited number of business operations to enhance the Company’s long-term growth prospects. The Company incurred a restructuring charge of $23.2 million pre-tax, which consisted primarily of employee severance costs related to the reduction of approximately 500 positions across the Company. The total restructuring charge after-tax was $14.6 million, and diluted earnings per share of $0.04 (see Note 14 to the Consolidated Financial Statements).
     Revenue from McGraw-Hill Education’s service contracts for assessments of $246.1 million and $169.8 million in 2005 and 2004, respectively, have been reclassified from product to service as a result of the service component becoming inseparable from the deliverable. Product revenue increased 10.7% in 2005, due to an increase in revenue in the McGraw-Hill Education segment (MHE) and the acquisition of JDPA, which represented 19.4% of the growth in product revenue. MHE benefited from the success of the School Education Group’s (SEG) elementary and secondary products in the 2005 state new adoption market. Product revenue comprises the revenue from the McGraw-Hill Education and Information & Media segments and represents educational products, primarily books, magazine circulation revenue and syndicated study product revenue.
     Service revenue in 2005 increased 17.1% primarily due to increased revenue in the Financial Services segment, which increased 16.8% or $345.5 million. Financial Services revenue increased due to the strong performance of structured finance ratings and corporate finance ratings (corporate finance and financial services). Acquisitions within the Financial Services segment in 2004 and 2005 also contributed to growth and represented approximately 23% of the growth in the Financial Services segment’s revenue. Also contributing to growth was the acquisition of JDPA, which represented 19.1% of the growth in service revenue. Service revenue comprises the revenue of the Financial Services segment and the remaining revenue of the Information & Media segment and represents information-related services and advertising, as well as the McGraw-Hill Education’s service contracts for assessments.
     During 2005 and 2004 the Company made several acquisitions to add new capabilities which are as follows:
•	CRISIL Limited: The Company acquired a majority ownership of CRISIL Limited (CRISIL), a leading provider of credit ratings, financial news and risk and policy advisory services in India, on June 1, 2005. CRISIL is now part of the Financial Services segment.
•	Vista Research, Inc.: The Company acquired Vista Research, Inc., a leading provider of primary research, on April 1, 2005. Vista Research, Inc. is now part of the Financial Services segment.
•	J.D. Power and Associates (JDPA): The Company acquired JDPA, a leading provider of marketing information services for the global automotive industry that has established a strong and growing presence in several other important industries, including finance and insurance, home building, telecommunications and energy, on April 1, 2005. JDPA is now part of the Information & Media segment.
•	Capital IQ: The Company acquired Capital IQ, a leading provider of high-impact information solutions to the global investment and financial services communities, on September 17, 2004. Capital IQ is now a unit of the Financial Services segment.
•	The Grow Network: The Company acquired The Grow Network, a leading provider of assessment reporting and customized content for states and large school districts across the country on July 16, 2004. The Grow Network is now part of the School Education Group in the McGraw-Hill Education segment.
     For further detail on the 2005 and 2004 acquisitions see Note 2 to the Consolidated Financial Statements.
     In 2005, these acquisitions diluted earnings per share by $0.06.
      In 2005, the Company paid approximately $462 million for several acquisitions, primarily Vista Research, Inc., JDPA and a 49.07% additional investment in CRISIL Limited.
Operating Profit and Margin
The following table sets forth information about the Company’s operating profit and operating margin by segment:

	2006			2005
	Operating	%	%	Operating	%	%
(in millions)	Profit(a)	Total	Margin	Profit(b)	Total	Margin

McGraw-Hill Education	$329.1	21	13	$410.2	28	15
Financial Services	1,202.3	76	44	1,019.2	68	42
Information & Media	49.9	3	5	60.6	4	7

Total	$1,581.3	100	25	$1,490.0	100	25

(a) 2006 operating profit includes a charge primarily related to the effect of adopting Statement 123(R) and the elimination of the Company’s restoration stock option program and a pre-tax charge related to restructuring.
(b) Includes a pre-tax charge related to restructuring.
     As demonstrated by the preceding table, operating margins vary by operating segment and the percentage contribution to operating profit by each operating segment fluctuates from year to year.
     The 2006 operating profit increased as a result of the Financial Services segment. Impacting these results is stock-based compensation expense of $136.2 million ($85.5 million after tax, or $0.23 per diluted share) primarily related to the adoption of Statement 123(R). This charge includes a one-time charge of $23.8 million ($14.9 million after tax, or $0.04 per share) from the elimination of the Company’s restoration stock option program. Also included in 2006 stock-based compensation expense is restricted performance stock expense of $66.0 million ($41.5 million after tax, or $0.11 per share) compared with $51.1 million ($32.1 million after tax, or $0.08 per share) in 2005 (see Note 8 to the Consolidated Financial Statements). During the third and fourth quarters of 2006, the Company restructured a limited number of business operations to enhance the Company’s long-term growth prospects. The Company incurred a 2006 restructuring charge of $31.5 million pre-tax, which consisted primarily of employee severance costs related to the headcount reduction of approximately 700 in the McGraw-Hill Education segment, Information & Media segment and Corporate. The total 2006 restructuring charge after-tax was $19.8 million and impacted diluted earnings per share by $0.06 (see Note 14 to the Consolidated Financial Statements). The impact of the Sweets transformation within the Information & Media segment resulted in a decrease in operating profit of $21.1 million.
     The McGraw-Hill Education (MHE) segment’s 2006 operating profit and margin declined by 19.8% and a 2.3 percentage point change, respectively, from 2005. These results were primarily due to the following items:
•	A weak performance at School Education Group (SEG) due to the decline in the state new adoption market from $950 million in 2005 to $685 million in 2006.
•	Less successful performances than initially expected by SEG’s elementary programs in key adoptions in Florida and California for 2006.
•	A decrease in volume and scope of custom assessments due in part to the non-renewal of low margin contracts.
•	Decreases in shelf assessment products as the states continue to migrate away from these products due to the impact of No Child Left Behind.
•	Growth in the Higher Education, Professional and International Group driven by its strong science, engineering and mathematics lists.
•	The stock-based compensation impact to MHE, in accordance with Statement 123(R), of $31.6 million, which includes a charge of $4.2 million from the elimination of the Company’s restoration stock option program and $16.8 million of restricted performance stock expense. MHE’s restricted performance stock expense for 2005 was $12.0 million.
•	Pre-tax restructuring charges of $16.0 million and $9.0 million affected the MHE segment’s operating profit for 2006 and 2005, respectively.
     The Financial Services (FS) segment’s 2006 operating profit and margin grew by 18.0% and a 1.3 percentage point change, respectively, from 2005. These results were primarily due to the following items:
•	Growth in structured finance related to the continued strength in issuance of U.S. commercial mortgage-backed securities and collateralized debt obligations (CDOs) in 2006, primarily driven by strong investor demand for both asset classes, strong commercial real estate origination trends and new CDO structures and arbitraging opportunities.
•	Growth in corporate finance ratings, which is attributable to increases in industrial issuance, driven primarily by the market’s favorable financing conditions, robust capital spending and healthy merger and acquisition activity.
•	Strong demand for ratings and research products such as RatingsDirect and RatingsXpress.
•	Continued expansion in Standard & Poor’s indices, due to growth in assets under management for exchange-traded funds and higher trading levels for futures and options based on S&P indices.
•	The impact of stock-based compensation, in accordance with Statement 123(R), of $38.3 million, which includes a charge to FS of $2.1 million from the elimination of the Company’s restoration stock option program and $20.2 million of restricted performance stock expense. FS’s restricted performance stock expense for 2005 was $8.4 million.
•	The disposition of the Corporate Value Consulting business which contributed $13.7 million to 2005 operating profit.
•	A pre-tax restructuring charge of $1.2 million included in the FS segment’s operating profit for 2005.
     The Information & Media (I&M) segment’s 2006 operating profit and margin declined by 17.6% and a 1.4 percentage point change, respectively, from 2005. These results were primarily due to the following items:
•	The Sweets transformation which resulted in lower than anticipated revenues of $23.8 million and operating profit of $21.1 million.
•	The impact of stock-based compensation, in accordance with Statement 123(R), of $22.9 million, which includes a charge to I&M of $2.7 million from the elimination of the Company’s restoration stock option program and $12.1 million of restricted performance stock expense. I&M’s restricted performance stock expense for 2005 was $8.8 million.
•	Pre-tax restructuring charges of $8.7 million and $10.2 million in the I&M segment’s operating profit for 2006 and 2005, respectively.
•	Strength in oil pricing and information products.
     The following table sets forth information about the Company’s operating profit and operating margin by segment:

	2005			2004
	Operating	%	%	Operating	%	%
(in millions)	Profit	Total	Margin	Profit	Total	Margin

McGraw-Hill Education	$410.2	28	15	$340.1	26	14
Financial Services	1,019.2	68	42	839.4	65	41
Information & Media	60.6	4	7	119.3	9	15

Total	$1,490.0	100	25	$1,298.8	100	25

     As demonstrated by the preceding table, operating margins vary by operating segment and the percentage contribution to operating profit by each operating segment fluctuates from year to year.
     The McGraw-Hill Education segment performed well in 2005 as revenue and operating profit grew 11.5% and 20.6%, respectively. The results were primarily due to strong performance at School Education Group (SEG) which was driven by:
•	Increased opportunities in the 2005 state new adoption market, which increased from approximately $535 million in 2004 to approximately $950 million in 2005.
•	Strong performance in the K–12 markets where SEG was able to leverage the breadth and depth of its product offerings to capture an estimated 33% of all state new adoption spending.

Management’s Discussion and Analysis
Results of Operations – Consolidated Review (continued)

•	Strong performance in the secondary social studies market, the largest subject area in 2005. SEG captured an estimated 49% of product purchases for grades 6–12 across all the states adopting social studies in 2005.
     The Higher Education, Professional and International Group’s revenue in 2005 increased by 3.5% reflecting growth in U.S. and international sales of higher education titles.
     McGraw-Hill Education’s operating margins in 2005 increased one percentage point primarily as a result of product mix in SEG. Included in the McGraw-Hill Education segment’s 2005 operating profit was a restructuring charge of $9.0 million, consisting primarily of employee severance costs related to the reduction of approximately 300 positions mostly in CTB/McGraw-Hill to improve efficiencies (see Note 14 to the Consolidated Financial Statements).
     The Financial Services segment was a key growth driver in 2005 as revenue and operating profit grew 16.8% and 21.4%, respectively. Financial Services 2005 operating margins increased by one percentage point. Growth was driven by:
•	Strong performance in all asset classes within structured finance. Both U.S. residential mortgage-backed securities and commercial mortgage-backed securities issuance rose dramatically in 2005, reflecting the continued favorable global market conditions, including a favorable interest rate environment.
•	Growth in corporate finance ratings primarily attributable to increased revenues from recurring fees for surveillance activities and customers on annual fee arrangements.
•	Growth in securities information products due to increased demand and securities identification products which mirrored the growth in issuance volume.
•	Growth in revenue related to the Standard & Poor’s indices.
     The Information & Media segment’s revenue grew by 16.4% in 2005 due to the acquisition of J.D. Power and Associates, which contributed $144.7 million to revenue. The growth from JDPA was partially offset by the continued softness in the advertising market. The decrease in political advertising in 2005 also negatively impacted segment results. Information & Media’s 2005 operating profit declined 49.2% as the segment continued to be adversely affected by the softness in the advertising market. Also contributing to the decrease was a $5.3 million operating loss from JDPA acquired in 2005, a $5.5 million loss on the sale of the Healthcare Information Group and $10.2 million in restructuring charges consisting primarily of employee severance costs related to the reduction of approximately 120 positions across the segment.
Operating Costs and Expenses

(in millions)	2006	2005	2004

Operating-related expenses	$2,387.2	$2,316.3	$2,046.6
% growth	3.1	13.2	1.4

Selling and general expenses	$2,287.9	$2,172.4	$1,904.6
% growth	5.3	14.1	7.8

Total expense	$4,836.7	$4,639.7	$4,075.8
% growth	4.2	13.8	4.5

2006 Compared with 2005
In 2006, total expenses increased 4.2% over the prior year which is slightly higher than revenue growth.
     A significant portion of both operating-related and selling and general expenses is compensation expense, which increased approximately 9.4% in 2006, primarily as a result of stock-based compensation and an increase in the employee base primarily as a result of international expansion. Effective January 2006, the Company adopted the provisions of, and accounts for stock-based compensation in accordance with, Statement of Financial Accounting Standards No. 123 – revised 2004 (Statement 123(R)), “Share-Based Payment.” The Company has applied the modified-prospective method. Under the fair value recognition provisions of this statement, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period, which is the vesting period. The Company has applied the modified-prospective method, under which prior periods are not revised for comparative purposes. The valuation provisions of Statement 123(R) apply to new grants and to grants that were outstanding as of the effective date and are subsequently modified. Estimated compensation for grants that were outstanding as of the effective date will be recognized over the remaining service period using the compensation cost estimated for the SFAS 123 pro forma disclosures. Prior to the adoption of Statement 123(R), the Company applied the provisions prescribed by Accounting Principles Board Opinion (APBO) No. 25, “Accounting for Stock Issued to Employees,” in accounting for its stock-based awards, and accordingly, recognized no compensation cost for its stock option plans other than for its restricted stock performance and non-performance awards.
     The Company’s 2006 operating-related and selling and general expenses include a stock-based compensation pre-tax charge of $32.0 million and $104.2 million, respectively, primarily as a result of the implementation of Statement 123(R). This charge includes a one-time charge of $23.8 million in selling and general expenses from the elimination of the Company’s restoration stock option program. Also included in the 2006 stock-based compensation expense is restricted performance stock of $12.7 million in operating-related expenses and $53.3 million in selling and general expenses as compared with $51.1 in selling and general expenses, respectively, in 2005 (see Note 8 to the Consolidated Financial Statements).
     Also contributing to the increase in compensation expense is the increase in pension expense from the Company’s U.S. and U.K. qualified retirement plans. Effective January 1, 2006, the Company changed certain assumptions on its pension plans. The effect of these changes resulted in an increase in pension expense for 2006 of $12.7 million pre-tax.
     Beginning in the third quarter of 2006, the Company restructured a limited number of business operations to enhance the Company’s long-term growth prospects. The Company incurred a 2006 restructuring charge of $31.5 million pre-tax, all of which was charged to selling and general expenses. The restructuring consisted primarily of employee severance costs related to the reduction of approximately 700 positions in the McGraw-Hill

Education segment, Information & Media segment and Corporate (see Note 14 to the Consolidated Financial Statements).
     During the fourth quarter of 2005, the Company recorded a restructuring charge of $23.2 million pre-tax, all of which was charged to selling and general expenses. The restructuring consisted primarily of employee severance costs related to the reduction of positions across the Company (see Note 14 to the Consolidated Financial Statements).
     During 2005, the Company made several acquisitions, which are further discussed in Footnote 2 to the Consolidated Financial Statements, as follows:
•	CRISIL Limited: The Company acquired majority ownership of CRISIL Limited (CRISIL), a leading provider of credit ratings, financial news and risk and policy advisory services in India on June 1, 2005. CRISIL is now part of the Financial Services segment.
•	Vista Research, Inc: The Company acquired Vista Research, Inc., a leading provider of primary research on April 1, 2005. Vista Research, Inc. is now part of the Financial Services segment.
•	J.D. Power and Associates (JDPA): The Company acquired JDPA, a leading provider of marketing information services for the global automotive industry that has established a strong and growing presence in several other important industries, including finance and insurance, healthcare, home building, telecommunications and energy on April 1, 2005. JDPA is now part of the Information & Media segment.
     In 2005, the Company sold its Healthcare Information Group, a unit of the Information & Media segment. The Healthcare Information Group comprised of several magazines including: The Physician and Sportsmedicine, Postgraduate Medicine and Healthcare Informatics, as well as a variety of healthcare information programs that serve the medical market. The Company recognized a pre-tax loss of $5.5 million ($3.3 million after tax, or less than 1 cent per diluted share) which is categorized as other income.
     In 2005, the Company sold its Corporate Value Consulting (CVC) business, the valuation services unit of the Financial Services segment. This business was selected for divestiture as it no longer fit with the Company’s strategic plans. The divestiture of CVC enabled the Financial Services segment to focus on its core business of providing independent research, ratings, data indices and portfolio services. The Company recognized a pre-tax gain of $6.8 million ($4.2 million after tax, or 1 cent per diluted share) which is categorized as other income.
     Operating-related and selling and general expenses from McGraw-Hill Education’s service contracts for assessments of $239.4 million, $246.5 million and $155.0 million in 2006, 2005 and 2004, respectively, have been reclassified from product to service as a result of the service component becoming more significant and inseparable from the deliverable.
     Total product-related expenses declined by 1.8% in 2006 while product-related revenue declined by 3.7%. Product operating-related expenses, which include the amortization of prepublication costs were flat as compared with the prior year, primarily due to the reduced volume from the weaker adoption calendar and cost saving measures at McGraw-Hill Education, offset by stock-based compensation charges and the impact of first quarter 2006 for JDPA. Amortization of prepublication costs decreased
$5.9 million as compared with 2005, as a result of product mix and the adoption cycle. For 2006, combined printing, paper and distribution prices for product-related manufacturing increased by approximately 1.3% or $6.3 million. Printing prices were held to a slight increase versus 2005 due to successful negotiations with suppliers globally. Paper prices were limited to a 2.4% increase due to successful negotiations and long-term agreements in place limiting increases for a majority of the Company’s paper purchases. Overall distribution prices increased by 4.9% due to the U.S. Postal Service rate increase combined with air-freight and trucking rate increases averaging 4.0%. In 2006, combined paper, printing and distribution expenses represented 20.8% of total operating-related expenses. Product-related selling and general expenses decreased 3.8% as a result of McGraw-Hill Education’s cost saving measures offset by stock-based compensation charges and restructuring charges. Product selling and general expenses in 2006 included restructuring charges of $9.3 million and 2005 restructuring charges of $9.0 million. The product margin for 2006 decreased 1.6%.
     Total service-related expenses for 2006 increased 9.3% while service revenue increased 10.0%. The Financial Services segment expenses increased only 11.8% on a revenue growth of 14.4%. Service operating-related expenses increased by 5.8% due to growth in Financial Services, the impact of stock-based compensation including the impact of reloads and the impact of the first quarter of 2006 for JDPA. Service selling and general expenses for 2006 increased 12.9% due to stock-based compensation, restructuring and the impact of the first quarter of 2006 for JDPA. Service selling and general expense included $22.3 million related to 2006 restructuring and $14.2 million related to the 2005 restructuring. The service margin grew 0.4%.
     In 2006, depreciation expense increased 6.0% to $113.2 million as a result of 2005 acquisitions and increased depreciation of technology related equipment. Amortization of intangibles increased 9.4% to $48.4 million as of December 31, 2006 due to 2005 acquisitions.
Expense Outlook
Product-related expenses are anticipated to increase in 2007 as the McGraw-Hill Education segment prepares for increased opportunities offered by the adoption cycle in 2007 and beyond. In 2007, prepublication spending is expected to increase to $335 million as the Company ramps up spending to reflect the significant adoption opportunities in key states in 2007 and beyond. It is anticipated that this level of spending will continue over the next few years. This increased investment as well as the increased cost of customized programs for the 2007 state new adoptions will result in an increase in the amortization of prepublication costs of approximately 12.9% in 2007.
     Combined printing, paper, and distribution prices for product-related manufacturing, which typically represent 20% of total operating-related expenses, are expected to increase by approximately 2% over 2006. The Company continues to take advantage of opportunities to lower manufacturing cost that will positively impact 2007 and beyond. This includes increased focus on more effective product assignments to lower-cost suppliers worldwide.

Management’s Discussion and Analysis
Results of Operations – Consolidated Review (continued)

Printing prices are expected to rise 1.9%. The Company’s overall paper price increase will be limited to 2.0% due to negotiated price reductions, long-term agreements and short-term price caps. Overall distribution prices are expected to rise 6.6% due to the 8.5% U.S. Postal Service rate increase, which is expected to take effect in May 2007, combined with air freight and trucking increases averaging 5.0%. In 2007, the Company will increase its efforts relating to its global resource management initiatives and business process improvements to further enhance operating efficiencies and leverage its buying power.
     Merit increases for 2007 will be approximately 3.5%, unchanged from prior year. Staff increases are expected in all segments. The McGraw-Hill Education segment expects staff for new editorial, design and production related to the expanded adoption schedule in 2007 and beyond. Financial Services will increase positions in Asia, related to recent acquisitions, and across all business units domestically. Europe and Latin America will also see staff expansion in 2007 for Financial Services. Information & Media will add staff in 2007 to support the expansion of global automotive and non-automotive surveys and to support the continued growth in its oil and news pricing service. Effective January 1, 2007, the Company changed the discount rate, salary escalation and price inflation assumptions for some of its qualified retirement plans (see Note 9 to the Consolidated Financial Statements). The effect of these changes on 2007 earnings per share is expected to be immaterial.
     In 2007, depreciation is expected to increase as a result of the higher capital spending in 2007 and a full year of depreciation from 2006 capital expenditures, primarily related to investments in the Company’s Dubuque, Iowa facility and for information technology data centers and technology-related equipment. Intangible amortization is expected to be comparable to 2006 levels.
2005 Compared with 2004
In 2005, total expenses increased 13.8% over the prior year which is slightly less than revenue growth. Acquisitions in 2005 represented 32.6% of the growth in expenses. Included in total selling and general expenses is a restructuring charge of $23.2 million pre-tax (see Note 14 to the Consolidated Financial Statements).
     Operating-related and selling and general expenses from McGraw-Hill Education’s service contracts for assessments of $246.5 million and $155.0 million in 2005 and 2004, respectively, have been reclassified from product to service as a result of the service component becoming more significant and inseparable from the deliverable. Total product-related expenses grew more slowly than product revenue, increasing only 8.1% on a 10.7% increase in revenue. The growth in product-related expenses is primarily due to an increase in compensation expense. The acquisition of JDPA represented 26.5% of the growth in product-related expenses. Product operating-related expenses, which include amortization of prepublication costs, increased only 7.7%. Amortization of prepublication costs decreased 12.6% or
$33.7 million over prior year as a result of product mix and adoption cycles. For 2005, combined printing, paper and distribution prices for product-related manufacturing increased by approximately 1.0% or $5.4 million. Printing prices decreased slightly versus 2004 due to successful negotiations with suppliers, combined with more effective product assignments to low-cost suppliers globally. Paper prices were limited to a 4.4% increase due to successful negotiations and long-term agreements in place limiting increases for a majority of the Company’s paper purchases. Overall, distribution prices decreased slightly as a result of negotiations with suppliers and flat postal rates. In 2005, combined paper, printing and distribution expenses represented 25% of total operating expenses. Product-related selling and general expenses increased 8.4%, primarily due to an increase in selling and marketing costs associated with major adoption opportunities in 2005 in the School Education Group. Total service-related expenses increased 18.8% in line with service revenue growth. The acquisition of JDPA represented 26.1% of the growth in service-related expenses. The Financial Services segment expenses increased only 13.6% on a revenue increase of 16.8%.
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
Other Income — net

(in millions)	2006	2005	2004

Other income — net	$—	$1.2	$—
% growth	n/m	n/m	n/m

n/m — not meaningful

     In 2006, the Company did not have other income. In 2005, other income includes a $6.8 million pre-tax gain from the disposition of Corporate Value Consulting on September 30, 2005, mostly offset by a $5.5 million loss on the disposition of the Healthcare Information Group (see Note 2 to the Consolidated Financial Statements). In 2004, the Company did not have other income.
Interest Expense

(in millions)	2006	2005	2004

Interest expense	$13.6	$5.2	$5.8
% growth	n/m	(10.1)	(18.5)

n/m – not meaningful
     Interest expense was $13.6 million in 2006. There was no commercial paper outstanding as of December 31, 2006 and 2005. Average commercial paper outstanding was $223.1 million and $129.3 million for the years ended December 31, 2006 and 2005. The average interest rate on commercial paper borrowings in 2006 and 2005 was 5.2% and 3.1%, respectively. The increase in interest expense in 2006 compared to 2005 resulted from an increase in both average commercial paper borrowings and higher interest rates. Lower interest income earned on lower investment balances represents the remaining variance.
     Interest expense decreased in 2005 compared to 2004 as the result of interest income earned on higher investment balances offsetting the increase in interest expense on higher average commercial paper borrowings. Average commercial paper borrowings for 2004 were $3.5 million at an average interest rate of 1.1%
     Included in 2006, 2005 and 2004 was approximately $8.9 million, $9.3 million and $9.7 million of non-cash interest expense related to the accounting for the sale-leaseback of the Company’s headquarters building in New York City (see Note 13 to the Consolidated Financial Statements).
     In 2007, interest expense is projected to increase as a result of increased investment in prepublication costs and capital expenditures primarily related to information technology data centers and other technology initiatives as well as additional spending on the new McGraw-Hill Education facility in Iowa. In 2007, average short-term interest rates are anticipated to remain at approximately the current levels.
Provision for Income Taxes

	2006	2005	2004

Provision for income taxes as % of income from continuing operations	37.2	37.9	35.3

     In 2006, the Company’s effective tax rate (ETR) was 37.2%. In the second quarter of 2006, the Company completed various federal, state and local, and foreign tax audit cycles and accordingly removed approximately $17 million from its accrued income tax liability accounts. The amount was offset by additional requirements for taxes related to foreign subsidiaries. The Company remains subject to federal, state and local, and foreign tax audits for a variety of open years dependent upon the jurisdiction in question (see Note 5 to the Consolidated Financial Statements).
     In 2005, the Company’s ETR was 37.9%, reflecting the impact from the repatriation of foreign earnings. As a result of the American Jobs Creation Act of 2004, which was enacted on October 22, 2004, the Company repatriated foreign earnings in the fourth quarter of 2005. This repatriation of funds totaled $209.3 million and resulted in $10.0 million of incremental income tax on the repatriation (see Note 5 to the Consolidated Financial Statements). The Company’s 2004 ETR reflects a 1.7 percentage point reduction related to the removal of $20 million from its accrued income tax liability accounts following the completion of various federal, state and local, and foreign tax audit cycles in the first quarter of 2004 (see Note 5 to the Consolidated Financial Statements).
     In July 2006, the Financial Accounting Standards Board (“FASB”) released FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting and reporting for uncertainties in income taxes and prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns and is effective for the Company beginning in the first quarter of fiscal 2007. The cumulative effects, if any, of applying FIN 48 will be recorded as an adjustment to retained earnings as of the beginning of the period of adoption which for calendar year companies is January 1, 2007. The Company is in the process of evaluating the potential effects of FIN 48 on the consolidated financial statements and is not yet in a position to determine what, if any, effects FIN 48 will have on the consolidated financial statements (see Note 1 to the Consolidated Financial Statements).
     The Company expects the 2007 effective tax rate to remain at 37.2%; however, this is subject to the impact of numerous factors including the absence of intervening audit settlements, changes in federal, state or foreign law, the impact from the adoption of FIN 48 and changes in the locational mix of the Company’s income.
Income from Continuing Operations

(in millions)	2006	2005	2004

Income from continuing operations	$882.2	$844.3	$756.4
% growth	4.5	11.6	10.0

     The increase in 2006 income from continuing operations is primarily attributable to revenue growth in the Financial Services segment. Included in income from continuing operations is an after-tax charge of $19.8 million relating to restructuring activities (see Footnote 14 of the Consolidated Financial Statements)

Management’s Discussion and Analysis
Results of Operations – Consolidated Review (continued)

and an after-tax charge of $85.5 million relating to stock-based compensation expense (see Note 8 to the Consolidated Financial Statements). The Sweets transformation resulted in an after-tax deferral of $13.3 million of 2006’s income from operations with a corresponding pick-up in 2007. Foreign exchange rates had no material impact on income from operations in 2006.
     Income from continuing operations increased in 2005 versus 2004 primarily due to revenue growth in the Financial Services segment as well as strong performance in the McGraw-Hill Education segment. Included in income from continuing operations is an after-tax charge of $14.6 million relating to restructuring activities (see Note 14 to the Consolidated Financial Statements) and a $10 million increase in income taxes on the repatriation of foreign earnings. Foreign exchange rates had a slightly positive impact on income from continuing operations in 2005.
Loss from Discontinued Operations

(in millions)	2006	2005	2004

Loss from discontinued operations	$—	$—	$(0.6)
% growth	n/m	n/m	n/m

n/m – not meaningful
     The loss from discontinued operations in 2004 represents the results of Landoll, Frank Schaffer and related businesses (juvenile retail publishing business), which were disposed of during January 2004. The juvenile retail publishing business which produced consumer-oriented learning products for sale through educational dealers, mass merchandisers, bookstores and e-commerce, was part of the McGraw-Hill Education segment’s School Education Group. This business was selected for divestiture as it no longer fit within the Company’s strategic plans. The market was considered to have limited future growth potential, unique sales channels and low profit margins and would have required significant investment to achieve the limited growth potential.
Net Income

(in millions)	2006	2005	2004

Net income	$882.2	$844.3	$755.8
% growth	4.5	11.7	9.9

     Net Income for 2006 increased over 2005 primarily as a result of performance in the Financial Services segment. Included in net income is an after-tax charge of $19.8 million relating to restructuring activities (see Note 14 to the Consolidated Financial Statements) and an after-tax charge of $85.5 million relating to stock-based compensation expense (see Note 8 to the Consolidated Financial Statements). The Sweets transformation resulted is an after-tax deferral of $13.3 million in 2006’s net income with a corresponding increase in 2007.
     Net income for 2005 increased over 2004 primarily as a result of performance in the Financial Services and McGraw-Hill Education segments. Included in net income in 2005 is an after-tax restructuring charge of $14.6 million and a $10 million increase in income taxes on the repatriation of foreign earnings. Included in net income in 2004 is a $20 million non-cash benefit from the reduction of accrued income tax liabilities (see Note 5 to the Consolidated Financial Statements).
Diluted Earnings Per Share

	2006	2005	2004

Diluted earnings per share:
Income from continuing operations	$2.40	$2.21	$1.96
Net Income	$2.40	$2.21	$1.96

     For the year ended 2006, the Company incurred stock-based compensation expense primarily related to the adoption of Statement 123(R) of $0.23 per diluted share including a one-time charge of $0.04 per diluted share from the elimination of the Company’s restoration stock option program. The Company’s Board of Directors voted to terminate the restoration feature of its stock option program effective March 30, 2006. Also included in stock-based compensation expense is restricted performance stock expense of $0.11 per diluted share compared with $0.08 per diluted share in 2005 (see Note 8 to the Consolidated Financial Statements).
     Beginning in the third quarter of 2006, the Company initiated a restructuring of a limited number of business operations in the McGraw-Hill Education segment, the Information & Media segment and Corporate to enhance the Company’s long-term growth prospects. The total 2006 restructuring charge was $0.06 per diluted share (see Note 14 to the Consolidated Financial Statements).
     The transformation of Sweets, the popular building products database, from a print catalog to a fully-integrated Internet based sales and marketing solution led to sales of bundled products resulting in a change to revenue recognition. The impact of the Sweets transformation resulted in a loss of $0.04 per diluted share, with a corresponding pick-up in 2007.
     In 2005, diluted earnings per share from continuing operations includes dilution from a restructuring charge of $0.04 and dilution from the increase in the income taxes on the repatriation of foreign earnings of $0.03 (see Note 5 to the Consolidated Financial Statements). In 2004, diluted earnings per share from continuing operations included a non-cash benefit of $20 million, or $0.05 per share, from the removal of accrued income tax liabilities, following the completion of various federal, state and local and foreign tax audits (see Note 5 to the Consolidated Financial Statements).
     The effect of repurchases of common stock on diluted earnings per share was an increase in earnings per share of $0.03 in 2006, $0.02 in 2005 and $0.02 in 2004.

Segment Review

McGraw-Hill Education

(in millions)	2006(a)	2005(b)	2004

Revenue	$2,524.2	$2,671.7	$2,395.5
% (decrease)/increase	(5.5)	11.5	2.0

Operating profit	$329.1	$410.2	$340.1
% (decrease)/increase	(19.8)	20.6	5.7

% operating margin	13	15	14

(a)	Operating profit includes the effect of adopting Statement 123(R) and the elimination of the Company’s restoration stock option program as well as a restructuring charge.

(b)	Operating profit includes a pre-tax charge relating to restructuring.
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
     In 2006, revenue for the McGraw-Hill Education segment decreased 5.5% from the prior year. The decrease in SEG’s revenue of 12.4% resulted from the total state new adoption market decreasing from approximately $950 million in 2005 to approximately $685 million in 2006. Additionally, open territory opportunities declined slightly in 2006 according to statistics reported by the Association of American Publishers (AAP). Also impacting SEG’s results is a reduction from 2005 levels in volume and scope of custom assessment contracts and the volume of norm-referenced tests. HPI’s revenue increased by 3.5% reflecting growth in U.S. and international sales of higher education titles, growth in professional and reference products and expansion internationally.
     As a result of the implementation of Statement 123(R), McGraw-Hill Education incurred stock-based compensation expense of $31.6 million, which includes a one-time pre-tax charge of $4.2 million from the elimination of the Company’s restoration stock option program. Also included in stock-based compensation expense is restricted performance stock expense of $16.8 million compared with $12.0 million in 2005.
     During the third and fourth quarters of 2006, the McGraw-Hill Education segment incurred restructuring charges totaling $16.0 million pre-tax. The restructuring includes the integration of the Company’s elementary and secondary basal publishing businesses. The pre-tax charge consists of employee severance costs related to the reduction of approximately 450 positions primarily at SEG and for vacant facilities also at SEG. The vacant facilities primarily relate to the shutdown of the Company’s Salinas, California facility.
     Operating profit decreased by $81.1 million due in part to the $31.6 million of stock-based compensation charges and $16.0 million in restructuring charges. The operating margin declined as a result of a decrease in the total state new adoption market in 2006 and the product mix, offset by improved margins at HPI. Foreign exchange rates benefited revenue by $6.6 million and positively impacted operating results by $2.3 million.
     In 2007, the state new adoption market will improve to between $750 million and $800 million depending on the available state funding, versus approximately $685 million for 2006. Open territory opportunities are also expected to increase modestly in 2007, in the low- to mid-single digits. The key adoption opportunities in 2007 are Texas Math, California Science and Social Studies, Georgia Math and Florida World Languages and Health. SEG will focus on winning additional custom testing contracts in key states during 2007 and will also invest in the technology necessary for the ongoing development of summative and formative assessment products that can be offered online. Some growth is also projected for “off the shelf” norm-referenced tests (NRTs) as tools for formative assessment, for adult education, and for summative testing internationally.
     HPI expects 2007 to be a good year in higher education in the U.S. and internationally. Growth is expected to occur in all three major disciplines: Business and Economics; Humanities, Social Science and Languages; and Science, Engineering and Mathematics.
     In 2005, improvement at SEG was the primary reason for McGraw-Hill Education’s revenue increase over the prior year. SEG’s revenue grew by 18.5% due to the success of its elementary and secondary products in the state new adoption market, which was significantly more robust in 2005. The total state new adoption market increased from approximately $535 million in 2004 to approximately $950 million in 2005. HPI’s revenue increased by 3.5% reflecting growth in U.S. and international sales of higher education titles. McGraw-Hill Education’s operating profit increased 20.6% in 2005 over the prior year. Operating margin improved primarily as a result of product mix. Foreign exchange rates benefited revenue by $8.1 million and negatively impacted operating results by $1.6 million.
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
School Education Group

(in millions)	2006	2005	2004

Revenue	$1,326.6	$1,515.0	$1,278.3
% (decrease)/increase	(12.4)	18.5	(0.3)

     The School Education Group (SEG) comprises several key brands, including SRA/McGraw-Hill, specialized niche basal programs such as Open Court Reading for the elementary market; Wright Group/McGraw-Hill, innovative supplementary products for the early childhood, elementary and remedial markets; Macmillan/McGraw-Hill, core basal instructional programs for

Management’s Discussion and Analysis
Segment Review (continued)

the elementary market; Glencoe/McGraw-Hill, basal and supplementary products for the secondary market; CTB/McGraw-Hill, customized and standardized testing materials and scoring services, online diagnostics and formative assessment products; and The Grow Network/McGraw-Hill, assessment reporting and customized content.
     Revenue for SEG decreased by $188.4 million or 12.4% compared with 2005. SEG revenue reflects the total state new adoption market in 2006 of $685 million compared with approximately $950 million in 2005, a decline that limited sales for the K–12 publishing industry. In large part, SEG’s results reflect the negative comparisons to the large market share captured in 2005. 2006 key adoptions were in Florida and California, which purchased science and social studies, respectively. In Florida, SEG led the secondary portion of the market, which offered the highest dollar volume, but its K–5 program was less successful. In California, SEG’s performance in the elementary social studies market fell short of expectations. However, SEG captured the leading share of available secondary business with strong performances at both the middle school and high school levels. California’s high schools purchase on an open territory basis but tend to follow the adoption cycle as to subject area. In other state adoptions, SEG was very successful with secondary science in New Mexico, Oklahoma, and West Virginia, and with elementary music in Indiana and Oregon.
     For the 2006 open territory selling season, SEG introduced a new elementary basal reading program, Treasures, which was very well received and won the two largest open territory reading adoptions in 2006, in Wichita and Pittsburgh. SEG also achieved good year-over-year growth of its alternative basal program Everyday Mathematics. However, the volume of available open territory business was not sufficient to offset the reduction in the state new adoption markets. In fact, open territory opportunities declined slightly in 2006 according to the Association of American Publishers (AAP) due to state and local budget constraints as a result of increased healthcare, energy and pension related costs.
     According to statistics compiled by the AAP, the industry’s total net basal and supplementary sales of elementary and secondary instructional materials declined by 5.8% compared to the same period in 2005.
     In 2006, as in 2005, No Child Left Behind (NCLB) continued to drive a market shift away from “shelf” or generic norm-referenced tests to state-specific custom assessments, which have lower margins. The volume of shelf products continued to decline in 2006. Additionally, certain low-margin custom contracts that produced revenue in 2005 were discontinued or reduced in scope by the states, affecting comparisons. SEG continues to invest in technology to improve efficiencies in developing, delivering, and scoring custom assessments, which will help the Company improve margins in the state-specific NCLB environment.
     The 2007 outlook for SEG and the industry as a whole will again be strongly influenced by external economic factors, particularly the state adoption cycle; the state of the nation’s economy; the availability of state and federal funding for elementary and high school education; and legislative mandates such as NCLB.
     In the states that adopt educational materials on a statewide basis, the 2007 adoption cycle offers increased revenue opportunity.
     The state new adoption market for 2007 will increase in size between 10% and 15%. Open territory opportunities are projected to increase in the low-to mid-single digits. The key adoption opportunities for 2007 are Texas Math, California Science and Social Studies, Georgia Math and Florida World Languages and Health.
     New products that will contribute to growth in 2007 include:
•	Science: Elementary and secondary programs published in customized editions for major adoption states
•	RealMath: A comprehensive, skills-based K–6 program that applies the pedagogical methods used in Open Court Reading to the teaching of mathematics
•	Everyday Mathematics: The leading program in the reform-based segment of the market
•	Reading with Purpose (6–8) and The Reader’s Choice (9–12): A textbook series for the large secondary reading/literature market
•	Treasures: A new elementary basal reading program introduced in 2006
     Overall state budget projections for fiscal 2007-2008 are encouraging and the outlook for educational funding is improving. However, state and local spending on education could be negatively affected by several factors, including possible increases in interest rates, healthcare and pension costs and fuel prices, which increase district expenses.
     In 2007 and beyond, SEG is projecting significant growth in the elementary and high school market based on a very strong state adoption schedule through the end of the decade. In order to capitalize on this opportunity, SEG will make substantial investments in math, reading, social studies and science programs in 2007. The NCLB focus will expand from reading and math to science beginning in the 2007-2008 school year.
     NCLB mandates annual statewide testing in reading and math at grade levels three through eight. The law also requires statewide testing once in grades 10 through 12, as well as specialized assessments for English Language Learner (ELL) students. Because the NCLB tests must be aligned with the learning standards adopted by each state, customized criterion-referenced tests are replacing norm-referenced tests, or “shelf tests,” in the summative testing market. SEG holds strong positions in both the custom testing market and the market for “shelf” or nationally standardized testing materials. In general, customized, state-specific tests have lower margins than shelf tests.
     In 2007, SEG expects to benefit from the renewal of key contracts for its assessment products. Assessment reporting and the expansion of SEG’s personalized study guide business, although in a start-up mode, will contribute favorably to results in 2007. SEG will focus on winning additional custom contracts in key states during 2007 and will also invest in the technology necessary for the ongoing development of summative and formative assessment products that can be offered online. Summative tests are high-stakes tests administered to measure achievement, such as NCLB accountability assessments. Formative tests are low-stakes tests administered to predict performance on summative tests, diagnose student learning needs, and inform future instruction.

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
     In 2005, SEG captured leading shares in the fine arts (art/ music) and health adoptions in Texas, which offered the largest state opportunity with the funding of Proclamations 2001 and 2002. After the legislature adjourned without appropriating funds for Proclamation 2002, which covered world languages as well as health and fine arts, in mid-August the governor announced that $294.5 million would be allocated through the state’s budget execution process and authorized the Texas Education Agency (TEA) to begin accepting orders from the local school districts. Although TEA guidelines limited the number of health and fine arts textbooks that schools could buy with state funds, SEG achieved excellent results, capturing 43% and 57% of the purchases made in health and music, respectively. SEG also benefited from sales of vocational and technical products that were adopted in 2004 under Proclamation 2001 but were not funded for purchase until 2005.
     In the open territories, major adoptions announced in 2005 included Everyday Mathematics in Washington, DC and Hartford, CT; Open Court Reading in Baltimore, MD; and Direct Instruction in Minneapolis, MN and St. Louis, MO. In Illinois, in 2005, elementary sales across the curriculum benefited from a $29 million state textbook fund that supplemented local purchasing of materials for grades K–4. SEG’s new elementary music program also performed well in the open territories as did new secondary titles in health and social studies.
     According to the Association of American Publishers’ full-year statistics through December 2005, net adoption and open territory sales of basal and supplementary materials for grades K–12, excluding testing, increased by 10.5% for all publishers surveyed. With its excellent results in Texas, SEG outperformed the market.
     Custom contract testing grew in 2005, contributing to SEG’s revenue growth. Higher custom contract revenue was driven by wins in Arizona, Florida, Massachusetts and New York; by the timing of contract milestones in the Kentucky and Missouri programs; and by the expansion of programs in New York, Indiana,
Oklahoma, Arizona, Wisconsin, California and abroad in the State of Qatar. SEG continues to invest in technology to improve its overall operating efficiency and the effectiveness of its custom contract delivery. Sales of “shelf” or norm-referenced tests declined from prior year due to an ongoing shift, driven by NCLB, to state-specific custom assessments, which lowered margins.
Higher Education, Professional and International Group

(in millions)	2006	2005	2004

Revenue	$1,197.5	$1,156.8	$1,117.2
% increase	3.5	3.5	4.8

     The Higher Education, Professional and International (HPI) Group serves the college, professional, international and adult education markets.
     HPI products continued to perform well in both the U.S. and international markets with increased revenue of $40.7 million or 3.5% compared to prior year. Science, engineering and math (SEM) imprints for higher education achieved solid growth in 2006. However, humanities, social science and languages (HSSL) and business and economics (B&E), whose current list is between major revision cycles, were flat. Key higher education titles contributing to 2006 performance included:
•	Ober, Keyboarding, 10/e;
•	Garrison, Managerial Accounting, 11/e;
•	Terrell, Dos Mundos, 6/e;
•	Lucas, The Art of Public Speaking, 9/e;
•	Saladin, Anatomy and Physiology, 4/e; and
•	Shier, Hole’s Human A&P, 11/e.
     The U.S. college new textbook market grew by 2.8% in 2006, according to AAP. In 2006, the higher education market was favorable as appropriations for higher education increased 7.0%, according to The Center for the Study of Education Policy at Illinois State University. Per the AAP, 90% of faculty required or recommended a textbook in 2006, a decrease from 94% in 2004.
     In the professional marketplace, both backlist and frontlist titles in the business category performed well, with five new titles appearing on national best-seller lists. Some softness was experienced in the medical market owing to the natural drop-off in sales of Harrison’s Principles of Internal Medicine, 16/e, which was published in 2004. The digital subscription-based program AccessMedicine experienced continued growth and surpassed ten million content retrievals for the year.
     Special school funding in British Columbia and Ontario, Canada, benefited the HPI Group’s international growth, as did improved opportunities for school products in Latin America and higher education products in India.
     HPI experienced growth from products serving the business and medical, professional markets and from college and school products internationally. HPI’s revenue also grew from the sale of U.S. college products, although at a slower rate.
     The HPI Group expects 2007 to be a better year in higher education both in the U.S. and internationally. In 2007, modest growth is expected to occur in all three higher education imprints: B&E; HSSL; and SEM. HSSL will have a strong list of new products focused on music, psychology and theater. SEM will grow

Management’s Discussion and Analysis
Segment Review (continued)

based on increases in majors biology and mathematics. B&E will have a new release for the Introduction to Business and Economics course. Improving sales in India, Asia and Latin America are expected across the higher education imprints in 2007. Custom textbooks and online products should also have a positive impact in 2007.
     The U.S. college new textbook market is approximately $3.5 billion and is expected to grow about 3% to 4% annually through 2009. In 2007, the Company anticipates that its college product sales will outperform the industry.
     Recognizing that technology continues to be the key trend in higher education for course management and content delivery, the HPI Group will aggressively pursue a variety of
e-initiatives, including e-books, homework support for students and online faculty training and support.
     Growth in higher education continues to be affected by enrollments, funding for postsecondary institutions and economic factors that affect students, such as tuition costs and the availability of loans. U.S. college enrollments are projected to rise at 1–2% per year through 2013. For-profit colleges and distance-learning institutions continue to report strong enrollment growth, with annual gains of 7.5% expected through 2010. Internationally, enrollments are also expected to increase significantly in India and China.
     2007 will see increased federal funding due to the U.S. government’s removal of the “50% rule.” Colleges will no longer be required to deliver at least half of their courses on campus, instead of online, to qualify for federal student aid. The fully online education market is expected to be split evenly between for-profit and not-for-profit schools by 2008. Negatively affecting the higher education market is the purchase of used books which has grown as a percentage of total book sales from 27% in 2002 to 29% in 2005, according to Monument Information Resource. Piracy and textbook leakage also continue to plague the industry. Foreign governments are aiding in combating this trend, especially in China.
     In 2005, revenue for the HPI Group increased 3.5%. The results reflected the growth in U.S. and international sales of higher education titles.
     Higher education products performed well in both the U.S. and international markets on a gross sales basis but experienced higher return rates in 2005 as compared with 2004. The three major higher education product categories – Science, Engineering and Mathematics; Business and Economics; and Humanities, Social Science and Languages – benefited from the success of new and revised titles in 2005. Key titles contributing to HPI’s performance included:
•	Chang, Chemistry, 8/e;
•	McConnell and Brue, Economics, 16/e; and
•	Garrison, Managerial Accounting, 11/e.
     The U.S. college new textbook market grew 5.7% in 2005 and the Company’s college product sales outperformed the market.
     In 2005, the higher education market was favorably influenced by improving economic factors such as increased funding and the availability of loans. State appropriations for higher education increased 3.8% nationwide to $63 billion in fiscal year 2005, according to the Center for Higher Education at Illinois State University.
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
     Internationally, the HPI Group benefited significantly in 2005 from increased sales of English Language Training (ELT) materials and the English version of Harrison’s Principles of Internal Medicine, 16/e, which was especially successful in the Middle East and Asia.
Financial Services

(in millions)	2006(a)	2005(b)	2004

Revenue	$2,746.4	$2,400.8	$2,055.3
% increase	14.4	16.8	16.2

Operating profit	$1,202.3	$1,019.2	$839.4
% increase	18.0	21.4	25.7

% operating margin	44	42	41

(a) Operating Profit includes the effect of adopting Statement 123(R) and includes the elimination of the Company’s restoration stock option program.
(b) Operating Profit includes $6.8 million pre-tax gain on the sale of the Corporate Value Consulting business.
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
     Issuance volumes noted within the discussion that follows are based on the domicile of the issuer. Issuance volumes can be reported in two ways: by “domicile” which is based on where an issuer is located or where the assets associated with an issue are located, or based on “marketplace” which is where the bonds are sold.
     As a result of the implementation of Statement 123(R), the Financial Services segment incurred stock-based compensation expense of $38.3 million pre-tax which includes a one-time pre-tax charge of $2.1 million from the elimination of the Company’s restoration stock option program. Also included in stock-based compensation expense for 2006 was restricted performance stock expense of $20.2 million compared with $8.4 million in 2005.
     During 2005, the Financial Services segment acquired Vista Research, Inc. and a majority interest in CRISIL Limited. On September 30, 2005, the Company sold its Corporate Value Consulting (CVC) business, the valuation services unit of the Financial Services segment. The sale resulted in a $6.8 million pre-tax gain in 2005.
     The Financial Services segment continued to experience double-digit growth in revenue and operating profit in 2006, increasing 14.4% and 18.0%, respectively, over 2005 results. The increases in revenue and operating profit were due to the performance of structured finance and corporate (industrial and financial services) and government ratings, which represented approximately 55.4% and 33.7%, respectively, of the growth in revenue. The five months of incremental revenue from the CRISIL acquisition also positively contributed to revenue growth. The growth in revenue was reduced by 29.3% from the divestiture of CVC. Including the impact of expensing stock-based compensation, recent acquisitions and the divestiture of CVC, the Financial Services segment expanded its 2006 operating profit margins again. Foreign exchange rates benefited revenue by $5.6 million and did not materially impact operating results.
     In the U.S., in 2006, strong growth was experienced in the issuance of commercial mortgage-backed securities (CMBS) and collateralized debt obligations (CDOs). CDO issuance was driven by strong investor demand in both the cash flow and synthetic sectors, fueled by more innovative structures, arbitraging opportunities and growth of the collateralized loan obligations (CLOs) sector, which benefited from increases in leveraged loans related to merger and acquisition (M&A) activity. CMBS issuance was driven by strong investor demand and strong commercial real estate origination trends. The residential mortgage backed securities (RMBS) market was up slightly year-over-year, as increases in mortgage rates, a slowing of the rate of home price appreciation, and the tightening of lending standards by sub-prime lenders for affordability products adversely impacted RMBS issuance. The growth in U.S. corporate issuance was attributable to increases in industrial and financial services issuance, driven primarily by the market’s favorable financing conditions and healthy M&A activity. Bank loan ratings showed strong growth in 2006.
     Total U.S. structured finance new issue dollar volume increased 12.1% in 2006 according to Harrison Scott Publications and S&P’s internal estimates. U.S. CDO issuance increased 85.4%, and U.S. CMBS issuance increased 27.6% over the prior year. RMBS issuance increased 1.4%, but the number of issues, while smaller in size, increased by 12.6%. According to Thomson Financial, U.S. corporate dollar volume issuance for 2006 increased 43.8% with high yield issuance increasing 48.8%. U.S. corporate issuance showed strength in both the industrial and financial services sectors. Following a trend that began in December 2005, U.S. public finance issuance for 2006 decreased 7.0%, as borrowers sold less debt and refinancing slowed.
     In Europe, RMBS was the largest sector of issuance, representing 58.9% of total European structured finance issuance. Overall, the European structured finance market, led by growth in RMBS, CMBS and CDO markets grew by 35.4%. CDO issuance was driven by cash CDO deals and a robust market for collateralized loan obligations (CLOs). European corporate issuance was up 25.0% in 2006 due to solid M&A activity and opportunistic issuance.
     Standard & Poor’s is a leading provider of data, analysis and independent investment research. Capital IQ products grew with the number of clients increasing 36.7% over the prior year. Securities information products such as RatingsXpress and RatingsDirect performed well as customer demand for fixed income data increased. Market conditions continued to be difficult in equity research.
     Revenue related to Standard & Poor’s indices increased as assets under management for exchange-traded funds (ETFs) rose 19.3% from 2005 to $161.2 billion as of December 31, 2006. ETF assets under management on December 31, 2005 were $135.1 billion.
     The financial services industry is subject to the potential for increasing regulation in the United States and abroad. The businesses conducted by the Financial Services segment are in certain cases regulated under the Credit Rating Agency Reform Act of 2006, U.S. Investment Advisers Act of 1940, the U.S. Securities Exchange Act of 1934, the National Association of Securities Dealers and/or the laws of the states or other jurisdictions in which they conduct business.
     Standard & Poor’s Ratings Services is a credit rating agency that has been designated as one of five Nationally Recognized Statistical Rating Organizations, or NRSROs, by the Securities and Exchange Commission (SEC). The SEC first began designating NRSROs in 1975, for use of their credit ratings, in the determination of capital charges for registered brokers and dealers under the SEC’s Net Capital Rule. During the last five years, the SEC has been examining the purpose of and the need for greater regulation of NRSROs. During this period, the SEC issued several documents. A 2003 report discussed the role and function of credit rating agencies in the operation of the securities markets. In June 2003, the SEC solicited comments on a concept release that questioned: (a) whether the SEC should continue to designate NRSROs for regulatory purposes and, if so, what the criteria for designation should be; and (b) the level of oversight that the SEC should apply to NRSROs. Additionally in 2006, the SEC issued a rule proposal to define NRSROs.
     Credit rating agency legislation entitled “Credit Rating Agency Reform Act of 2006” was signed into law by President Bush on September 29, 2006. The legislation creates a new SEC registration system for rating agencies that want to be treated as NRSROs. Eligible agencies include those with business models different from the existing NRSROs, including Standard & Poor’s. Registrants, including existing NRSROs, will need to submit policies, methodologies, performance data and other materials

Management’s Discussion and Analysis
Segment Review (continued)

the SEC will require under new rules to be issued this year. New firms must provide evidence that certain capital market participants regard them as issuers of quality credit opinions. The SEC will have a limited time to deny an application. Registered NRSROs will need to certify annually as to the accuracy of application materials and list material changes. The SEC is given new, expansive authority and oversight of NRSROs and will be able to censure NRSROs, revoke their registration or limit or suspend their registration in certain cases. The SEC is not supposed to be injected into the analytical process, ratings criteria or methodology. Importantly, an agency’s decision to register and comply with the law will not constitute a waiver of or diminish any right, defense or privilege available under applicable law. Pre-emption language is included consistent with other legal precedent. The law is effective the earlier of 270 days from enactment or when the SEC issues final rules required by the law. The Company does not believe this legislation will have a material adverse effect on its financial condition or results of operations.
     The legal status of rating agencies has also been addressed by courts in the United States in various decisions and is likely to be considered and addressed in legal proceedings from time to time in the future.
     Outside the United States, particularly in Europe, regulators and government officials also have reviewed whether credit rating agencies should be subject to formal oversight. In December 2005, the European Commission issued a report endorsing earlier advice by the Committee of European Securities Regulators (CESR) that rating agencies should be subject to market-based oversight based on compliance with the IOSCO Code described below.
     The International Organization of Securities Commissions (IOSCO), a global group of securities commissioners, reviewed the role of rating agencies and their processes. This review culminated in December 2004 with IOSCO’s publication of its Code of Conduct Fundamentals for rating agencies. Standard & Poor’s worked closely with IOSCO in its drafting of the code and earlier principles on which the code was based. In October 2005, Standard & Poor’s replaced its existing code of practices and procedures with a new Ratings Services Code of Conduct which is consistent with the IOSCO Code. In February 2006, Standard & Poor’s Ratings Services published a report concerning implementation with its Code of Conduct. Standard & Poor’s met with representatives of CESR in June 2006 to discuss the Ratings Services Code of Conduct and Implementation Report. In July 2006, CESR published a questionnaire for comment on rating agencies codes of conduct and implementation. CESR published the comments it received this fall. In December 2006, pursuant to a request by the European Commission, CESR issued its first annual report to the European Commission on compliance by credit rating agencies with the IOSCO Code. CESR concluded that the four agencies it reviewed (Standard & Poor’s Ratings Services, Moody’s, Fitch and Dominion Bond Rating Service) are largely compliant with the IOSCO Code. CESR noted areas for improvement and plans to review these areas in 2007. CESR stated it will also assess in its next report the impact of the new U.S. law and SEC rules on the ratings industry in Europe.
     New legislation, regulations or judicial determinations applicable to credit rating agencies in the United States and abroad could affect the competitive position of Standard & Poor’s ratings; however, the Company does not believe that any new or currently proposed legislation, regulations or judicial determinations would have a materially adverse effect on its financial condition or results of operations.
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
     A writ of summons was served on The McGraw-Hill Companies, SRL and on The McGraw-Hill Companies, SA (both indirect subsidiaries of the Company) (collectively, “Standard & Poor’s”) on September 29, 2005 and October 7, 2005, respectively, in an action brought in the Tribunal of Milan, Italy by Enrico Bondi (“Bondi”), the Extraordinary Commissioner of Parmalat Finanziaria S.p.A. and Parmalat S.p.A. (collectively, “Parmalat”). Bondi has brought numerous other lawsuits in both Italy and the United States against entities and individuals who had dealings with Parmalat. In this suit, Bondi claims that Standard & Poor’s, which had issued investment grade ratings of Parmalat until shortly before Parmalat’s collapse in December 2003, breached its duty to issue an independent and professional rating and negligently and knowingly assigned inflated ratings in order to retain Parmalat’s business. Alleging joint and several liability, Bondi claims damages of euros 4,073,984,120 (representing the value of bonds issued by Parmalat and the rating fees paid by Parmalat) with interest, plus damages to be ascertained for Standard & Poor’s alleged complicity in aggravating Parmalat’s financial difficulties and/or for having contributed in bringing about Parmalat’s indebtedness towards its bondholders, and legal fees. The Company believes that Bondi’s allegations and claims for damages lack legal or factual merit. Standard & Poor’s filed its answer, counterclaim and third-party claims on March 16, 2006 and will continue to vigorously contest the action. The next hearing is scheduled for March 8, 2007.
     In a separate proceeding, the prosecutor’s office in Parma, Italy is conducting an investigation into the bankruptcy of Parmalat. In June 2006, the prosecutor’s office issued a Note of Completion of an Investigation (“Note of Completion”) concerning allegations, based on Standard & Poor’s investment grade ratings of Parmalat, that individual Standard & Poor’s rating analysts conspired with Parmalat insiders and rating advisors to fraudulently or negligently cause the Parmalat bankruptcy. The Note of Completion was served on eight Standard & Poor’s rating analysts.
     While not a formal charge, the Note of Completion indicates the prosecutor’s intention that the named rating analysts should appear before a judge in Parma for a preliminary hearing, at which hearing the judge will determine whether there is sufficient evidence against the rating analysts to proceed to trial. No date has been set for the preliminary hearing. On July 7, 2006, a defense brief was filed with the Parma prosecutor’s office on behalf of the rating analysts. The Company believes that there is no basis in fact or law to support the allegations against the rating analysts, and they will be vigorously defended by the subsidiaries involved.
     In addition, in the normal course of business both in the United States and abroad, the Company and its subsidiaries are defendants in numerous legal proceedings and are involved, from time to time, in governmental and self-regulatory agency proceedings, which may result in adverse judgments, damages, fines or penalties. Also, various governmental and self-regulatory agencies regularly make inquiries and conduct investigations concerning compliance with applicable laws and regulations. Based on information currently known by the Company’s management, the Company does not believe that any pending legal, governmental or self-regulatory proceedings or investigations will result in a material adverse effect on its financial condition or results of operations.
     Growth rates in 2007 in the Financial Services segment are expected to remain double-digit despite the declining growth rates primarily due to the anticipated fall-off in the U.S. RMBS market. The Mortgage Bankers Association is forecasting approximately a 5% decline in mortgage originations, as mortgage rates continue to rise and the housing market continues to soften resulting in reduced refinancing. The Company anticipates that RMBS issuance will decline approximately 10-15% in 2007. Strong international growth and product diversification will help mitigate the anticipated decline in the U.S. RMBS issuance volumes.
     The U.S. CMBS market in 2007 will be driven by continued strength in commercial real estate fundamentals, investor demand for relative yield and refinancing of maturing deals. U.S. CDO issuance in 2007 will continue to be driven by the robust performance of the asset class resulting in fewer downgrades, more new structures and arbitrage opportunities as well as an increasing investor base. Issuance in U.S. asset-backed securities market is anticipated to grow moderately in 2007 as auto manufacturers continue to rely on securitization as a source of funding. The resiliency of the consumer should also lead to growth in the credit card and student loan sectors.
     In 2007, U.S. corporate issuance is anticipated to grow as a result of continued debt-financed merger and acquisition activity and healthy spending on capital equipment. In addition, corporations are anticipated to reduce excess cash balances through stock buy-backs and dividend payments. The U.S. municipal market is coming off a more difficult year in 2006. The 2007 U.S. municipal market is expected to show modest issuance growth reflecting rising interest rates that slow funding but with increasing new money issuance. Also, the majority of states are still expecting to show a budget surplus.
     International market growth in 2007 will continue to be strong as the favorable trends of securitization, disintermediation and privatization continue. In Europe, new structured finance issuers continue to enter the market, increasing the volume of these securitizations. The Company expects an increase in RMBS issuance in Europe due to a stable economic environment, combined with moderate home price appreciation in most European countries. CMBS issuance is expected to grow in Europe due to strong market fundamentals. CDO issuance in Europe will continue to be driven by innovative new structures and by an active leveraged loan market. Corporate issuance in Europe is expected to remain strong due to strong M&A activity and capital spending.
     The outlook in Asia is favorable due to strong regional GDP growth, stable interest rates, an active M&A market and a broader investor base. As Asia’s capital markets continue to grow, S&P expects to see increased activity in Small Market Enterprise (SME) ratings, mortgage-backed securities, bank loan ratings, rating evaluation services and infrastructure.
     In 2007, data and information products, such as Capital IQ, will continue to expand their customer bases due to strong customer demand. RatingsDirect and RatingsXpress products are also expected to continue to perform solidly in 2007. Funds information and equity research will continue to experience challenging competitive and market environments in 2007. The Standard & Poor’s indices will grow with the increase in demand for new investable products and investment strategies driven by trends such as wealth transfer, a growing global investor culture and the expansion of cross-border investing.
     The Financial Services segment’s revenue and operating profit experienced double-digit growth in 2005, increasing 16.8% and 21.4%, respectively, over 2004 results. The Financial Services segment’s increase in revenue and operating profit in 2005 was due primarily to the strong performance of structured finance and corporate finance (corporate finance and financial services) ratings, which represented approximately 40.3% and 17.0% of the growth in revenue, respectively. Growth was experienced in all asset classes within structured finance. The continuing favorable interest rate environment led to strong growth in the issuance of U.S. residential mortgage-backed securities, commercial mortgage-backed securities and collateralized debt obligations. The growth in corporate finance ratings in 2005 was primarily attributable to increased revenues from recurring fees for surveillance activities and customers on annual fee arrangements. International revenue for the Financial Services segment continues to increase and represented 37% of the total revenue for the segment. Foreign exchange rates contributed $2.3 million to operating profit and had a slightly negative impact on revenue.
     During 2005, the Financial Services segment acquired Vista Research, Inc. and a majority interest in CRISIL Limited. On September 17, 2004, the Financial Services segment acquired Capital IQ. These acquisitions represented approximately 23% of the growth in revenue and had no material impact on operating profit for 2005.
     On September 30, 2005, the Company sold its Corporate Value Consulting business, the valuation services unit of the Financial Services segment. The sale resulted in a $6.8 million pre-tax gain. This disposition did not materially impact segment results for the year ended December 31, 2005.

Management’s Discussion and Analysis
Segment Review (continued)

     Total U.S. structured finance new issue dollar volume increased in 2005 due to solid growth across all asset classes. RMBS issuance was a primary driver of this growth, increasing 36.8% according to Harrison Scott Publications and S&P’s internal estimates. RMBS issuance rose to record levels due to the continued low interest rate environment and further appreciation in home values, as well as a shift from agency to private origination associated with the prevalence of affordability products such as hybrid adjustable rate mortgages, negative amortization loans, interest only mortgages and silent seconds. In the fourth quarter of 2005, issuance was up significantly across virtually all classes and was favorably impacted in part by deals closing prior to the implementation of the Securities and Exchange Commission (SEC) Regulation AB, which became effective on January 1, 2006. Although U.S. RMBS issuance volumes had been strong overall, the number of issues increased only moderately leading to issue sizes that were substantially larger than the prior year, which adversely impacted pricing due to fee caps. The low interest rate environment and refinancing opportunities also drove CMBS issuance in 2005. U.S. CDO dollar volume issuance in 2005 increased 64.0% according to Harrison Scott Publications/S&P. Growth was driven by stabilization of the asset class, improving credit quality and strong investor demand, as well as innovation in new structures and arbitrage opportunities. Issuance of asset-backed securities (ABS) in the U.S. grew, driven by growth in auto and student loans. The downgrades of General Motors and Ford during 2005 drove an increase in securitization activity by issuers in the auto industry.
     According to Thomson Financial, U.S. new issue dollar volume for corporate issuers in 2005 decreased due to softness in industrial issuance. Strong cash flows, high cash balances, excess production capacity and the high level of refinancing activity in 2004 lessened the need for new debt financing. Public finance issuance increased due to accelerated refundings by municipalities as they took advantage of rising short-term rates coupled with stable long-term rates. Refundings were up nearly 48% over prior year, while new money issuance was down slightly.
     International issuance growth remained strong in 2005 as the favorable trends of securitization, disintermediation and privatization continued. In Europe, the growth in issuance levels was primarily driven by strong corporate issuance in the first half of 2005. Corporate issuance in Europe was up primarily due to the strength in financial services which resulted in part from pre-funding that occurred in the first half of the year, partly as a result of the expiration of the Pfandbrief in Germany and the introduction of new filing regulations. Structured finance also experienced strong issuance in the fourth quarter of 2005, primarily in RMBS due to three large transactions.
     Standard & Poor’s is a leading provider of data, analysis and independent investment advice and recommendations. In 2005, the results for these product lines were mixed. Securities information products such as RatingsXpress and RatingsDirect performed well as customer demand for fixed income data increased. The growth in securities identification products mirrored the strong growth in issuance volume. Data and information products benefited as a result of the acquisitions of Capital IQ and Assirt; however, 2005 results were negatively impacted due to acquisition-related costs and additional investments to build the infrastructure to support product growth. Market conditions were challenging in equity research in 2005. Vista Research, Inc., acquired in 2005, continued to add to its client base, but was negatively impacted by acquisition-related costs.
     Revenue related to Standard & Poor’s indices increased as assets under management for exchange-traded funds (ETFs) rose 18.8% to $135.1 billion as of December 31, 2005. In addition to exchange-traded funds, demand for exchange-traded derivatives grew significantly in 2005, largely due to higher trading volumes on the Chicago Board Options Exchange and the Chicago Mercantile Exchange. Growth was also experienced in products based on S&P’s STARS and Dividend Aristocrats index series.

Information & Media

(in millions)	2006(a)	2005(b)	2004

Revenue	$984.5	$931.1	$799.7
% increase	5.7	16.4	3.5

Operating profit	$49.9	$60.6	$119.3
% (decrease)/increase	(17.6)	(49.2)	8.6

% operating margin	5	7	15

(a) Revenue and operating profit include the negative impact from the Sweets transformation. Operating profit includes the effect of adopting Statement 123(R) and the elimination of the Company’s restoration stock option program as well as a restructuring charge.
(b) Operating profit includes a $5.5 million pre-tax loss on the sale of the Healthcare Information Group and a pre-tax charge related to restructuring.
     The Information & Media (I&M) segment comprises two operating groups, which include business and professional media offering information, insight and analysis: the Business-to-Business Group (comprised of the BusinessWeek, J.D. Power and Associates (JDPA), McGraw-Hill Construction, Platts and Aviation Week brands), and the Broadcasting Group.
     In 2006, revenue increased by 5.7% or $53.4 million. The increase primarily relates to the impact of the J.D. Power and Associates (JDPA) acquisition as of April 1, 2005. In the first quarter 2006, JPDA contributed $43.8 million in revenue to the Business-to-Business Group but had a negative impact of $5.3 million on operating profit. Favorable developments with respect to certain disputed billings within I&M also benefited 2006 comparisons to 2005 by $8.3 million. These increases were offset by the impact of the Sweets transformation which resulted in lowering revenues by $23.8 million and operating profit by $21.1 million. The Broadcasting Group’s benefits from political advertising were offset by investments in Azteca America affiliated stations, the Group’s decision not to renew the syndicated Oprah Winfrey Show and the ABC Network’s loss of Monday Night Football. Operating profit for the Information & Media segment continues to be adversely affected by the softness in the advertising market.
     As a result of the implementation of Statement 123(R), Information & Media incurred stock-based compensation expense of $22.9 million pre-tax which includes a one-time pre-tax charge of $2.7 million from the elimination of the Company’s restoration stock option program. Also included in 2006 stock-based compensation expense for 2006 was restricted performance stock expense of $12.1 million compared with $8.8 million for 2005.
     In the third and fourth quarters of 2006, the Information & Media segment incurred restructuring charges totaling $8.7 million pre-tax. The charges primarily related to employee severance costs related to the reduction of approximately 150 positions across the segment. These restructuring activities are related to operating efficiencies.
     During 2006, the Sweets building products database was integrated into the McGraw-Hill Construction Network, providing architects, engineers and contractors a powerful new search function for finding, comparing, selecting and purchasing products. Although it was anticipated that Sweets would move from a primarily print catalog distribution offering to an integrated online service, customers have contracted to purchase a bundled print and online product. Historically, Sweets file sales were recognized in the fourth quarter of each year, when catalogs were delivered to its customers. Online service revenue is recognized as service is provided. Sales of the bundled product will be recognized ratably over the service period, primarily 2007. This negatively impacted 2006 revenue by $23.8 million and operating profit by $21.1 million.
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
     On November 8, 2005, the Company sold its Healthcare Information Group to specialist publisher Vendome Group, LLC. The Healthcare Information Group comprised several magazines, including The Physician and Sportsmedicine, Postgraduate Medicine and Healthcare Informatics, as well as a variety of healthcare information programs that serve the medical market. The sale resulted in a $5.5 million pre-tax loss in 2005.
     In 2007, the Information & Media segment will continue to transition as the Internet reshapes the business-to-business market and creates new opportunities to deliver information and analytics. Greater emphasis on digital asset management and web-based delivery offers new opportunities to deliver premium services. With the infrastructure support already in place, JDPA will continue to expand its global automotive business into the rapidly growing Asia-Pacific markets. In the construction market, the transformation of Sweets to an Internet-based sales and marketing solution results in a shift that positively impacts revenue in 2007. The ongoing volatility of oil and natural gas markets will continue to increase customer demand for news and pricing products. The segment will continue to invest in BusinessWeek.com during 2007. Broadcasting will be negatively impacted by the off election cycle.
     In 2005, the Information & Media segment’s revenue grew by 16.4% or $131.4 million. The increase in revenue occurred primarily in the Business-to-Business Group, which grew 19.4%. The acquisition of JDPA, which contributed $144.7 million to revenue, was partially offset by the continued softness in the advertising market. At the Broadcasting Group, revenue decreased slightly primarily due to the decrease of political advertising in 2005. Operating profit for the Information & Media segment continued to be adversely affected by the softness in the advertising market. Also contributing to the decrease was a $5.3 million operating loss related to the acquisition of JDPA, a $5.5 million loss on the sale of the Healthcare Information Group and $10.2 million in 2005 restructuring charges. Foreign exchange rates negatively impacted revenue growth by $1.0 million and had no material impact on operating profit for 2005.

Business-to-Business Group

(in millions)	2006	2005	2004

Revenue	$864.0	$818.9	$685.7
% increase	5.5	19.4	2.4

     In 2006, revenues increased for the Business-to-Business Group primarily due to the impact of the acquisition of JDPA, which was acquired on April 1, 2005. In the first quarter of 2006, JDPA contributed $43.8 million in first quarter incremental revenue. JDPA’s revenues during 2006 grew due to growth in automotive products, both domestically and internationally as well as from finance and insurance product offerings. Softness in the advertising market continues to negatively impact the Business-to-Business Group.
     The discontinuation of the BusinessWeek Europe and Asia print editions had a negative impact on the Business-to-Business Group’s comparisons. Total 2005 revenue for these editions was approximately $26.4 million with no comparable revenue in 2006. According to the Publishers Information Bureau (PIB), BusinessWeek’s advertising pages in the Global edition were down 0.6%, with the same number of issues for PIB purposes. There was the same number of issues for revenue recognition purposes as for PIB purposes in 2006. In an effort to focus more sharply on delivering high-quality advertiser value, BusinessWeek circulation was reduced and the advertising rate card pricing was also lowered in 2006. BusinessWeek.com continues to perform well with increased advertising and average monthly unique visitors. Favorable developments with respect to certain disputed billings benefited the Business-to-Business Group’s year-over-year comparisons by $8.3 million. The oil news and pricing products continued to experience growth as a result of the increased need for market information as the price of crude oil continued to be volatile.
     During 2006, the Sweets building products database was enhanced to provide architects, engineers and contractors a powerful new search function for finding, comparing, selecting and purchasing products. Although it was anticipated that Sweets would move from a primarily print catalog distribution offering to an integrated online service, customers contracted to

Management’s Discussion and Analysis
Segment Review (continued)

purchase a bundled print and online product. Historically, Sweets file sales were recognized in the fourth quarter of each year, when catalogs were delivered to its customers. Online service revenue is recognized as service is provided. The impact of recognizing sales of the bundled product ratably over the service period negatively impacted 2006 revenue by $23.8 million and will correspondingly benefit 2007.
     Total U.S. construction starts in 2006 were comparable to prior year. Nonresidential building climbed relative to its subdued performance at the outset of 2005. Residential building was down 12%, due to the correction underway for single family housing. Non-building construction grew (up 19%) reflecting strong gains for highways and electrical utilities. McGraw-Hill Construction Network Project News continued to grow and In Demand, a custom publishing project for the U.S. Department of Labor, was issued in the third quarter of 2006.
     In 2007, the Information & Media segment will continue to examine its portfolio and realize efficiencies from restructuring initiatives taken in 2006. The Business-to-Business Group will benefit from the Sweets transformation. New product releases and continued penetration of the existing customer base will benefit all areas of JDPA in 2007. Oil news and pricing products will continue to grow with the volatility in oil prices.
     In 2005, revenues increased for the Business-to-Business Group primarily due to the acquisition of JDPA, which was acquired on April 1, 2005. JDPA contributed $144.7 million in revenue in 2005, primarily driven by its U.S. client services businesses in the automotive sector as well as strong performance in diversified industries, which include the telecommunications and insurance sectors. Softness in the advertising market continued to negatively impact the Business-to-Business Group.
     BusinessWeek had a difficult year in 2005, with advertising pages in the North American edition declining by 12.8% on the same number of issues, according to the PIB. The prior year included a special 75th Anniversary double issue of BusinessWeek. There was one less issue for revenue recognition purposes in 2005. According to the PIB, advertising pages declined in the five book competitive set. BusinessWeek.com continued to perform well as advertising and the number of unique visitors to the Web site continued to increase. In 2005, news and pricing products experienced growth as a result of the increased need for market transparency information due to the increase in crude oil prices and volatility and as U.S. energy markets continued to be affected by natural gas supplies. Increased customer demand for news and pricing products added to the subscriber base. The resulting revenue is recognized over the life of the related product subscriptions.
     As of December 2005, total U.S. construction starts were up 10% versus prior year. Both residential building (up 14%) and non-building construction (up 7%) were higher than the prior year. U.S. nonresidential building improved over the prior year (up 5%) due to strengthening in healthcare facilities and educational buildings. The McGraw-Hill Construction Network continued to drive growth, adding new customers to its subscriber base. The resulting revenue is recognized over the life of the related product subscription. In 2005, the Business-to-Business Group continued to make investments in the McGraw-Hill Construction Network to strengthen its functionality and improve the user experience. New publications such as Constructor magazine and custom publishing products contributed to growth. However, deterioration of Sweets product sales more than offset the growth in construction publications and the McGraw-Hill Construction Network. Sales of Sweets were negatively affected by increased competition from building product manufacturers’ Web sites, internet search engines and pricing pressures.
     As of December 2005, BusinessWeek discontinued its Asia and Europe print editions in favor of a single global edition of the print magazine. This edition served readers and advertisers across North America, Europe, Asia and other global markets. BusinessWeek kept its network of international bureaus to maintain the breadth of its news coverage as well as to support the growing BusinessWeek.com platform worldwide. As part of the fourth quarter 2005 restructuring, approximately 65 positions, mainly associated with the shutdown of the international print editions, were eliminated.

Broadcasting Group

(in millions)	2006	2005	2004

Revenue	$120.6	$112.2	$114.0
% increase/(decrease)	7.5	(1.7)	10.7

     The Broadcasting Group operates nine television stations, of which four are ABC affiliates located in Denver, Indianapolis, San Diego, and Bakersfield, California and five are Azteca America affiliated stations in Denver (two stations), Colorado Springs, San Diego and Bakersfield, California.
     All Azteca America affiliated stations were acquired in 2005, with the exception of the Bakersfield, California station which was acquired in July 2006. The impact of these acquisitions was not material to revenue.
     In 2006, Broadcasting revenue increased 7.5% driven by strong political advertising from mid-term elections and propositions in California, Indiana and Colorado, as well as increases in local time sales at all stations except San Diego. Time sales, excluding political advertising, declined due to the ABC Network’s loss of Monday Night Football and the Group’s decision not to renew the Oprah Winfrey Show for the San Diego and Denver ABC affiliates. Service and leisure advertising categories drove the growth in local time sales.
     In 2007, Broadcasting faces an off election year as well as the loss of the Oprah Winfrey Show, Monday Night Football, the Super Bowl and the college football championship games.
     In 2005, despite a strong political issue advertising market in California, the Broadcasting Group was negatively impacted by the decline of political advertising in an off election year. In 2005, the ratings position of the ABC Network continued to improve and local advertising was strong. The service, automotive, leisure time and retailing categories of advertisers contributed to growth while the consumer products category was weak.

Liquidity and Capital Resources

(in millions)	2006	2005

Working capital	$(210.1)	$366.1

Total debt	$2.7	$3.3

Gross accounts receivable	$1,499.2	$1,376.0
% increase	9.0	9.1

Inventories — net	$322.2	$335.3
% (decrease)/increase	(3.9)	2.3

Investment in prepublication costs	$276.8	$257.8
% increase	7.4	8.4

Purchase of property and equipment	$126.5	$120.2
% increase/(decrease)	5.2	(13.5)

     The Company continues to maintain a strong financial position. The Company’s primary source of funds for operations is cash generated by operating activities. The Company’s core businesses have been strong cash generators. Income and consequently cash provided from operations during the year are significantly impacted by the seasonality of businesses, particularly educational publishing. The first quarter is the smallest, accounting for 18.2% of revenue and only 8.4% of income from operations in 2006. The third quarter is the largest, accounting for 31.9% of revenue and generating 43.3% of 2006 annual income from operations. This seasonality also impacts cash flow and related borrowing patterns. The Company’s cash flow is typically negative to neutral in the first half of the year and turns positive during the third and fourth quarters. Debt financing is used as necessary for acquisitions, share repurchases and for seasonal fluctuations in working capital. Cash and cash equivalents were $353.5 million on December 31, 2006, a decrease of $395.3 million from December 31, 2005 and consist primarily of cash held abroad. Typically, cash held outside the U.S. is anticipated to be utilized to fund international operations or to be reinvested outside of the United States as a significant portion of the Company’s opportunities for growth in the coming years are expected to be abroad.
     The major items affecting cash flow were the growth in operating results primarily attributable to the Financial Services segment, offset by the repurchase of 28.4 million shares and the payment of dividends, as well as the increased investment in prepublication and property and equipment.
     Cash flow from operations was sufficient to cover all of the investing and financing requirements of the Company while allowing the Company to repurchase 28.4 million treasury shares and pay dividends. In 2007, cash on hand, cash flow from operations and the existing credit facility are expected to be sufficient to meet any additional operating and recurring cash needs (dividends, investment in publishing programs, capital expenditures and planned stock repurchases) into the foreseeable future.
     The Company’s working capital was ($210.1) million at December 31, 2006, compared to $366.1 million at the end of 2005. The change primarily reflects an increase in cash used for share repurchases as well as an increase in unearned revenue, primarily from the growth in the Financial Services segment and the Sweets transformation.
Cash Flow
Operating activities: Cash provided by operations decreased $50.6 million to $1.5 billion in 2006. The decrease in cash provided by operating activities is mainly attributable to the impact of classification of stock-based compensation under the Financial Accounting Standards Board’s Statement No. 123 (revised), “Share-Based Payment,” and due to increased accruals for employee incentive compensation and investments related to the el-hi opportunity in 2007.
     Accounts receivable (before reserves) increased $131.7 million in 2006 compared to an increase of $135.0 million in 2005. The increase in accounts receivable is attributable to revenue growth of 4.2% and a five day increase in days sales outstanding (DSO) due to a large Texas order of el-hi products in 2005, which was paid for in the same period, did not recur in 2006. Additionally Financial Services international growth negatively impacted DSO as did growth in its subscription businesses, which both have longer DSOs. Days sales outstanding decreased four days in 2005 and five days in 2004. Total inventories decreased $21.6 million in 2006 due to a weaker 2006 state new adoption year as well as inventory management controls. Total inventories increased $9.5 million in 2005, compared to a $27.4 million increase in 2004, as the Company maintained its inventory management.
     Increase in accounts payable and accrued expenses was primarily due to an increase in accrued compensation costs related to the Company’s financial performance and increased spending in anticipation of a stronger 2007 state adoption year as compared to 2006.
     Income taxes payable increased $52.0 million from prior year-end primarily due to the timing of estimated tax payments for the current year versus the annual cycle of income recognition for accounting purposes. The taxes payable increase was in-line with the 2005 taxes payable increase of $48.0 million versus a $106.8 million decrease in 2004. The increase in 2005 was primarily a result of the increase in the provision for taxes on income from operations and the repatriation of funds under the American Jobs Creation Act of 2004. The decrease in income tax payable in 2004 was a result of higher-than-usual tax payments in 2004 attributable to the gain on the sale of the Company’s 45% equity investment in Rock-McGraw, Inc. and a large international tax payment which was accrued on December 31, 2003. Also included in operating cash flow in 2004 was a $20.0 million non-cash reduction of the Company’s accrued income tax liability.
     The net increase in deferred tax assets of $86.6 million is primarily the result of the Company’s first quarter 2006 implementation of the Financial Accounting Standards Board’s Statement No. 123 (revised), “Share-Based Payment.”
     Investing Activities: Cash used for investing activities was $427.5 million and $725.0 million for 2006 and 2005, respectively. The reduction from prior year is due to 2005 payments related to the acquisitions made in 2005, partially offset by the proceeds received from the disposition of Corporate Value Consulting on September 30, 2005.
     Purchases of property and equipment totaled $126.6 million in 2006 compared with $120.2 million in 2005. The increase in 2006 is primarily related to increased investment in the Company’s

Management’s Discussion and Analysis
Cash Flow (continued)

information technology data centers and other technology initiatives, as well as a new McGraw-Hill Education facility in Iowa. The 2005 spending related to the Company’s investment in distribution centers and facilities. In 2007 capital expenditures are expected to be approximately $250 million and primarily related to increased investment in the Company’s information technology data centers and other technology initiatives, as well as a new McGraw-Hill facility in Iowa.
     Net prepublication costs increased $53.2 million to $507.8 million from December 31, 2005, as spending outpaced amortization. Prepublication investment in the current year totaled $276.8 million, $19.0 million more than the same period in 2005. Prepublication investment for 2007 is expected to be approximately $335 million, reflecting the significant adoption opportunities in key states in 2007 and beyond.
     Financing Activities: Cash used for financing activities was $1.5 billion in 2006 compared to $743.8 million in 2005. The difference is primarily attributable to the increase in the repurchase of shares and dividend payments partially offset by cash provided by the exercise of stock options and excess tax benefits from share-based payments.
     Cash was utilized to repurchase approximately 28.4 million of treasury shares for $1.5 billion in 2006. In 2005, cash was utilized to repurchase approximately 14.5 million of treasury shares for $677.7 million on a settlement basis. Shares repurchased under the repurchase programs were used for general corporate purposes, including the issuance of shares for stock compensation plans and to offset the dilutive effect of the exercise of employee stock options. Commercial paper borrowings were used at times during 2006 as the result of the Company’s increase in the repurchase of shares and the increase in adoption opportunities for 2007 and beyond.
Outstanding Debt and Other Financing Arrangements
There were no commercial paper borrowings as of December 31, 2006 and 2005. The Company has a five-year revolving credit facility agreement of $1.2 billion that expires on July 20, 2009. The Company pays a facility fee of seven basis points on the credit facility whether or not amounts have been borrowed, and borrowings may be made at a spread of 13 basis points above the prevailing LIBOR rates. This spread increases to 18 basis points for borrowings exceeding 50% of the total capacity available under the facility. The facility contains certain covenants, and the only financial covenant requires that the Company not exceed indebtedness to cash flow ratio, as defined, of 4 to 1 at any time. This restriction has never been exceeded. There were no borrowings under this agreement as of December 31, 2006.
     The Company had two revolving credit facility agreements, consisting of a $625 million, five-year revolving credit facility agreement and a $575 million, 364-day revolving credit facility agreement, which were replaced by the new five-year revolving credit facility agreement of $1.2 billion on July 20, 2004. The Company’s $575 million, 364-day revolving credit facility agreement allowed it to borrow until July 20, 2004, on which date the facility agreement terminated and the maturity of such borrowings could not be later than July 20, 2005. The Company paid a facility fee of five basis points on the 364-day facility agreement whether or not amounts had been borrowed, and borrowings could be made at 15 basis points above the prevailing LIBOR rates. The commercial paper borrowings were also supported by a $625 million, five-year revolving credit facility, which expired on August 15, 2005. The Company paid a facility fee of seven basis points on the five-year credit facility agreement whether or not amounts had been borrowed, and borrowings could be made at a spread of 13 basis points above the prevailing LIBOR rates.
     All of the facilities contain certain covenants, and the only financial covenant requires that the Company not exceed indebtedness to cash flow ratio, as defined, of 4 to 1 at any time. This restriction has never been exceeded. At December 31, 2006 and 2005, there were no borrowings under any of the facilities.
     The Company also has the capacity to issue Extendible Commercial Notes (ECNs) of up to $240 million. ECNs replicate commercial paper, except that the Company has an option to extend the note beyond its initial redemption date to a maximum final maturity of 390 days. However, if exercised, such an extension is at a higher reset rate, which is at a predetermined spread over LIBOR and is related to the Company’s commercial paper rating at the time of extension. As a result of the extension option, no backup facilities for these borrowings are required. As is the case with commercial paper, ECNs have no financial covenants. There were no ECNs outstanding at December 31, 2006 and 2005.
     Under the shelf registration that became effective with the Securities and Exchange Commission in 1990, an additional $250 million of debt securities can be issued.
     The Company announced it terminated the restoration feature of its stock option program effective March 30, 2006. The Board of Directors voted to eliminate restoration stock options in an effort to reduce future expenses the Company will incur under the Financial Accounting Standards Board’s Statement No. 123 (revised 2004), “Share-Based Payment.” Additionally, the Company has reshaped its long-term incentive compensation program to emphasize the use of restricted performance stock over employee stock options. Beginning in 2006, the Company’s stock-based compensation largely includes awards of restricted performance shares earned over a three-year period, with payment based on the achievement of targeted earnings-per-share growth goals. Employee stock options will still be granted as part of the Company’s incentive compensation program, but in significantly lower amounts than in previous years. The Board originally approved the use of restoration stock options in 1997 to encourage greater employee ownership of the Company’s stock. The new incentive compensation programs continue to advance employee stock ownership as a means to ensure effective alignment of employee compensation with shareholder interests. Under the restoration stock option program, when an employee provided previously owned shares of stock to pay for the exercise of a stock option (as opposed to the use of cash or “cashless exercises”), the employee was granted a restoration stock option equal to the number of shares used to exercise the stock option, including any shares withheld for taxes. The employee’s resulting restoration option grant carried a term equal to that remaining on the options that were exercised, at a new exercise price equal to the fair market value of the Company’s stock at the time of the transaction.
     On April 27, 2005, the Company’s Board of Directors approved a two-for-one stock split of the Company’s common stock that was affected in the form of a 100% stock dividend to shareholders of record on May 6, 2005. The Company’s shareholders received one additional share for each share in their possession on that date. This did not change the proportionate interest a shareholder maintains in the Company. The additional shares were distributed on May 17, 2005.
Dividends
On January 31, 2007, the Board of Directors approved an increase of 12.9% in the quarterly common stock dividend from $0.1815 to $0.2050 per share. On January 24, 2006, the Board of Directors approved an increase of 10% in the quarterly common stock dividend from $0.165 to $0.1815 per share.
Share Repurchase Program
At December 31, 2006, authorization for the repurchase of 20 million shares remained under the 2006 program. On January 31, 2007, the Board of Directors approved a new stock repurchase program (2007 program) authorizing the repurchase of up to 45 million additional shares. In 2007 the Corporation expects to repurchase up to 15 million shares from the 2006 program, subject to market conditions.
     During 2006, the Board of Directors approved the repurchase of 28.4 million shares, which included the remaining 3.4 million shares under the 2003 program. In 2006, a total of 28.4 million shares were purchased under these programs, for $1,540.1 million at an average price of $54.23.
     On March 30, 2006, as part of its previously announced stock buyback program, the Company acquired 8.4 million shares of the Corporation’s stock from the holdings of the recently deceased William H. McGraw. The shares were purchased through the mixture of available cash and borrowings at a discount of approximately 2.4% from the March 30th New York Stock Exchange closing price through a private transaction with Mr. McGraw’s estate. This transaction closed on April 5, 2006 and the total purchase amount of $468.8 million was funded through a combination of cash on hand and borrowings in the commercial paper market. The transaction was approved by the Financial Policy and Audit Committees of the Company’s Board of Directors, and the Corporation received independent financial and legal advice concerning the purchase.
     On January 24, 2006, the Board of Directors approved a stock repurchase program authorizing the purchase of up to 45 million additional shares, which was approximately 12.1% of the total shares of the Company’s outstanding common stock. The repurchased shares were to be used for general corporate purposes, including the issuance of shares in connection with the exercise of employee stock options. Purchases under this program were made from time to time on the open market and in private transactions depending on market conditions.
     On January 29, 2003, the Board of Directors approved a share repurchase program authorizing the purchase of up to 30 million additional shares (post-split), which was approximately 7.8% of the total shares of the Company’s outstanding common stock. On a trade date basis, the Company repurchased 14.3 million shares for $671.9 million in 2005 at an average price of approximately $46.84 per share. Approximately 26.6 million shares were repurchased for $1.15 billion at an average price of $43.22 under this program as of December 31, 2005. This program was completed in the first quarter of 2006 with the repurchase of the remaining 3.4 million shares.
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
     The Company has naturally hedged positions in most countries with a local currency perspective with offsetting assets and liabilities. The gross amount of the Company’s foreign exchange balance sheet exposure from operations is $185.5 million as of December 31, 2006. Management has estimated using an undiversified value-at-risk analysis with 95% certainty that the foreign exchange gains and losses should not exceed $19.4 million over the next year based on the historical volatilities of the portfolio.
     The Company’s net interest expense is sensitive to changes in the general level of U.S. interest rates. Based on average debt and investments outstanding over the past twelve months, the following is the projected annual impact on interest expense on current operations:

Percent change in interest rates	Projected annual impact on operations
(+/-)	(millions)

1%	$ 3.5

Recently Issued Accounting Standards
See Note 1 to the Consolidated Financial Statements for disclosure of the impact that recently issued accounting standards will have on the Company’s financial statements.
Contractual Obligations, Commitments, Guarantees and Off-Balance Sheet Arrangements
The Company has various contractual obligations, which are recorded as liabilities in the Consolidated Financial Statements. Other items, such as certain purchase commitments and other

Management’s Discussion and Analysis
Contractual Obligations, Commitments, Guarantee and Off-Balance Sheet Arrangements (continued)

executory contracts, are not recognized as liabilities in the Consolidated Financial Statements but are required to be disclosed. For example, the Company is contractually committed to acquire paper and other printing services and broadcast programming and make certain minimum lease payments for the use of property under operating lease agreements.
     The Company believes that the amount of cash and cash equivalents on hand, cash flow expected from operations and availability under its credit facilities will be adequate for the Company to execute its business strategy and meet anticipated requirements for lease obligations, capital expenditures, working capital and debt service for 2007.

     The following table summarizes the Company’s significant contractual obligations and commercial commitments at December 31, 2006, over the next several years. Additional details regarding these obligations are provided in the Notes to the Consolidated Financial Statements, as referenced in the footnotes to the table:
Contractual Cash Obligations

(in millions)	Total	Less than 1 Year	1—3 Years	4—5 Years	After 5 Years

Outstanding debt(1)	$2.7	$ 2.4	$0.3	$—	$—
Operating leases(2)	1,870.4	168.3	300.3	262.7	1,139.0
Pension and postretirement obligations(3)	407.8	18.4	36.0	39.0	314.4
Paper and other printing services(4)	730.2	256.9	339.1	134.1	—
Purchase obligations	116.1	79.3	25.8	11.0	—
Other contractual obligations(5,6)	37.2	13.8	18.4	4.9	—
Unconditional purchase obligations(7)	27.7	17.6	10.1	—	—

Total contractual cash obligations	$3,192.1	$556.7	$730.0	$451.7	$1,453.4

(1)	The Company’s long-term debt obligations are described in Note 3 to the Consolidated Financial Statements.

(2)	The Company’s operating lease obligations are described in Note 6 to the Consolidated Financial Statements. Amounts shown include taxes and escalation.

(3)	The Company pension and postretirement medical benefit plans are described in Notes 9 and 10 to the Consolidated Financial Statements.

(4)	Included in the category of paper and other printing services are contracts to purchase paper and printing services. Except for deposits that may be required pursuant to the contracts, these obligations are not recorded in the Company’s Consolidated Financial Statements until contract payment terms take effect. The obligations are subject to change based on, among other things, the effect of governmental laws and regulations and the Company’s manufacturing operations operating outside the normal course of business and paper availability.

(5)	The Company has various contractual commitments for the purchase of broadcast rights for various television programming.

(6)	The Company’s commitments under creative talent agreements include obligations to producers, sports personnel, executives and television personalities.

(7)	A significant portion of the Company’s unconditional purchase obligations represents a revenue commitment for contracts with AT&T and Verizon for data, voice and optical network transport services and contractual obligations with Microsoft, IBM and Oracle for enterprise-wide IT software licensing/ maintenance.

“Safe Harbor” Statement Under the Private Securities Litigation Reform Act of 1995
This section, as well as other portions of this document, includes certain forward-looking statements about the Company’s businesses, new products, sales, expenses, cash flows and operating and capital requirements. Such forward-looking statements include, but are not limited to: the strength and sustainability of the U.S. and global economy; Educational Publishing’s level of success in 2007 adoptions and enrollment and demographic trends; the level of educational funding; the level of education technology investments; the strength of Higher Education, Professional and International publishing markets and the impact of technology on them; the level of interest rates and the strength of the economy, profit levels and the capital markets in the U.S. and abroad; the level of success of new product development and global expansion and the strength of U.S. and international markets; the demand and market for debt ratings, including mortgage and asset-backed securities; the regulatory environment affecting Standard & Poor’s; the strength of the U.S. and international advertising markets; the volatility of the energy marketplace;
the contract value of public works, manufacturing and single-family unit construction; the level of political advertising; and the level of future cash flow, debt levels, product-related manufacturing expenses, pension income/(expense), distribution expenses, postal rates, amortization and depreciation expense, income tax rates, capital, technology and other expenditures and prepublication cost investment.
     Actual results may differ materially from those in any forward-looking statements because any such statements involve risks and uncertainties and are subject to change based upon various important factors, including, but not limited to, worldwide economic, financial, political and regulatory conditions; currency and foreign exchange volatility; the health of capital and equity markets, including future interest rate changes; the implementation of an expanded regulatory scheme affecting Standard & Poor’s ratings and services; the level of funding in the education market (both in the U.S. and internationally); the pace of the economy and in advertising; continued investment by the construction, computer and aviation industries; the successful marketing of new products and the effect of competitive products and pricing.

Consolidated Statement of Income

Years ended December 31 (in thousands, except per share data)	2006	2005	2004

Revenue (Notes 1 and 4)
Product revenue	$2,442,783	$2,536,422	$2,290,496
Service revenue	3,812,355	3,467,220	2,960,042

Total Revenue	6,255,138	6,003,642	5,250,538

Expenses
Operating-related (Notes 1 and 8)
Product	1,092,309	1,092,159	1,013,609
Service	1,294,938	1,224,175	1,033,036

Operating-related Expenses	2,387,247	2,316,334	2,046,645

Selling and general (Notes 1, 8 and 14)
Product	946,695	984,327	907,928
Service	1,341,155	1,188,068	996,628

Selling and General Expenses	2,287,850	2,172,395	1,904,556

Depreciation (Note 1)	113,200	106,750	92,177
Amortization of intangibles (Note 12)	48,387	44,235	32,470

Total Expenses	4,836,684	4,639,714	4,075,848
Other income — net (Note 2)	—	1,236	—

Income from Operations	1,418,454	1,365,164	1,174,690

Interest expense	13,631	5,202	5,785

Income from Continuing Operations
Before Taxes on Income	1,404,823	1,359,962	1,168,905
Provision for taxes on income (Note 5)	522,592	515,656	412,495

Income from Continuing Operations	882,231	844,306	756,410

Discontinued Operations (Note 2):
Earnings from operations of discontinued components:
Juvenile retail publishing business	—	—	(931)
Income tax benefit	—	—	(344)

Loss from discontinued operations	—	—	(587)

Net income	$882,231	$844,306	$755,823

Basic Earnings Per Common Share (Note 11)
Income from continuing operations	$2.47	$2.25	$1.99
Net Income	$2.47	$2.25	$1.99

Diluted Earnings Per Common Share (Note 11)
Income from continuing operations	$2.40	$2.21	$1.96
Net income	$2.40	$2.21	$1.96

See accompanying notes.

Consolidated Balance Sheet

December 31 (in thousands, except per share data)	2006	2005

Assets
Current Assets
Cash and equivalents (Note 1)	$353,498	$748,787
Accounts receivable (net of allowances for doubtful accounts and sales returns: 2006 — $261,920; 2005 — $261,744) (Note 1)	1,237,321	1,114,291

Inventories: (Note 1)
Finished goods	292,934	309,509
Work-in-process	8,047	8,286
Paper and other materials	21,191	17,483

Total inventories	322,172	335,278
Deferred income taxes (Note 5)	244,674	287,404
Prepaid and other current assets	100,273	105,179

Total current assets	2,257,938	2,590,939

Prepublication Costs: (net of accumulated amortization:
2006 — $744,274; 2005 — $1,021,972) (Note 1)	507,838	454,631
Investments and Other Assets
Asset for pension benefits (Note 9)	228,588	288,868
Other (Note 1)	181,376	182,649

Total investments and other assets	409,964	471,517

Property and Equipment — At Cost
Land	13,882	13,614
Buildings and leasehold improvements	444,310	397,528
Equipment and furniture	939,349	888,369

Total property and equipment	1,397,541	1,299,511
Less — accumulated depreciation	855,322	772,761

Net property and equipment	542,219	526,750

Goodwill and Other Intangible Assets (Notes 1 and 12)
Goodwill — net	1,671,479	1,654,628
Copyrights — net	194,373	210,387
Other intangible assets — net	459,079	486,956

Net goodwill and other intangible assets	2,324,931	2,351,971

Total Assets	$6,042,890	$6,395,808

See accompanying notes.

	2006	2005

Liabilities and Shareholders’ Equity
Current Liabilities
Notes payable (Note 3)	$2,367	$2,947
Accounts payable	372,471	336,285
Accrued royalties	105,606	115,251
Accrued compensation and contributions to retirement plans	551,627	499,655
Income taxes currently payable	77,463	68,518
Unearned revenue (Note 1)	983,210	853,253
Deferred gain on sale leaseback (Note 13)	9,011	7,927
Other current liabilities (Notes 9, 10 and 14)	366,261	340,990

Total current liabilities	2,468,016	2,224,826

Other Liabilities
Long-term debt (Note 3)	314	339
Deferred income taxes (Note 5)	150,713	318,015
Liability for postretirement healthcare and other benefits (Note 10)	129,558	159,943
Deferred gain on sale leaseback (Note 13)	180,221	189,260
Other non-current liabilities (Notes 8 and 9)	434,450	390,277

Total other liabilities	895,256	1,057,834

Total liabilities	3,363,272	3,282,660

Commitments and Contingencies (Notes 6 and 15)

Shareholders’ Equity (Notes 7 and 8)
Common stock, $1 par value: authorized — 600,000,000 shares; issued 411,709,328 shares in 2006 and 2005	411,709	411,709
Additional paid-in capital	114,596	1,020
Retained income	4,821,118	4,199,210
Accumulated other comprehensive income (Notes 9 and 10)	(115,212)	(81,060)

Less — Common stock in treasury — at cost (57,750,506 in 2006 and 39,011,219 shares in 2005)	2,552,593	1,401,973
Unearned compensation on restricted stock (Note 8)	—	15,758

Total shareholders’ equity	2,679,618	3,113,148

Total Liabilities and Shareholders’ Equity (Notes 9 and 10)	$6,042,890	$6,395,808

See accompanying notes.

Consolidated Statement of Cash Flows

Years ended December 31 (in thousands)	2006	2005	2004

Cash Flow from Operating Activities
Net income	$882,231	$844,306	$755,823
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	113,200	106,750	92,268
Amortization of intangibles	48,387	44,235	32,470
Amortization of prepublication costs	228,405	234,276	267,975
Provision for losses on accounts receivable	19,577	18,896	7,796
Net change in deferred income taxes	(86,613)	(18,730)	28,664

Stock-based Compensation	136,181	51,116	45,826
Other	2,896	5,780	9,338
Change in assets and liabilities net of effect of acquisitions and dispositions:
(Increase) in accounts receivable	(131,686)	(134,975)	(100,176)
Decrease/(increase) in inventory	21,619	(9,484)	(27,393)
Decrease/(increase) in prepaid and other current assets	10,588	57,913	(80,828)
Increase in accounts payable and accrued expenses	44,334	93,879	53,253
Increase in unearned revenue	120,805	123,414	115,636
Increase/(decrease) in other current liabilities	20,468	44,001	(11,568)
Increase/(decrease) in interest and income taxes currently payable	51,983	48,048	(106,800)
Net change in other assets and liabilities	26,929	50,465	(18,812)

Cash provided by operating activities	1,509,304	1,559,890	1,063,472

Investing Activities
Investment in prepublication costs	(276,810)	(257,795)	(237,760)
Purchase of property and equipment	(126,593)	(120,232)	(139,003)
Acquisition of businesses and equity interests	(13,480)	(461,842)	(306,232)
Disposition of property, equipment and businesses	12,381	131,335	46,904
Additions to technology projects	(22,978)	(16,456)	(10,623)

Cash used for investing activities	(427,480)	(724,990)	(646,714)

Financing Activities
Dividends paid to shareholders	(260,323)	(246,048)	(228,166)
Payments/additions on short-term debt — net	(605)	(12,677)	(22,718)
Repurchase of treasury shares	(1,540,126)	(677,659)	(409,350)
Exercise of stock options	262,856	192,764	218,791
Excess tax benefit from share-based payments	58,329	—	—
Other	(75)	(169)	(302)

Cash used for financing activities	(1,479,944)	(743,789)	(441,745)

Effect of Exchange Rate Changes on Cash	2,831	(22,947)	10,019

Net change in cash and equivalents	(395,289)	68,164	(14,968)
Cash and equivalents at beginning of year	748,787	680,623	695,591

Cash and Equivalents at End of Year	$353,498	$748,787	$680,623

See accompanying notes.

Consolidated Statement of Shareholders’ Equity

						Less—
				Accumulated	Less—	unearned
		Additional		other	common stock	compensation
	Common	paid-in	Retained	comprehensive	in treasury	on restricted
(in thousands, except per share data)	$1 par	capital	income	income/(loss)	at cost	stock	Total

Balance at December 31, 2003	$205,854	$86,501	$3,153,195	$(69,524)	$801,062	$17,913	$2,557,051

Net income	—	—	755,823	—	—	—	755,823
Other comprehensive income (Note 1):
Foreign currency translation adjustment	—	—	—	37,269	—	—	37,269

Comprehensive Income							793,092
Dividends ($0.60 per share)	—	—	(228,166)	—	—	—	(228,166)
Share repurchases	—	—	—	—	400,629	—	(400,629)
Employee stock plans, net of tax benefit	—	27,218	—	—	(237,350)	2,118	262,450
Other	1	124	—	—	(590)	—	715

Balance at December 31, 2004	205,855	113,843	3,680,852	(32,255)	963,751	20,031	2,984,513

Net income	—	—	844,306	—	—	—	844,306
Other comprehensive income (Note 1):
Foreign currency translation adjustment	—	—	—	(33,644)	—	—	(33,644)
Minimum pension liability adjustment (Notes 1 and 9)	—	—	—	(15,161)	—	—	(15,161)

Comprehensive Income							795,501
Dividends ($0.66 per share)	—	—	(246,048)	—	—	—	(246,048)
Share repurchases	—	—	—	—	671,899	—	(671,899)
Employee stock plans, net of tax benefit	—	13,195	—	—	(233,509)	(4,273)	250,977
Two-for-one stock split at par value (Note 7)	205,854	(125,954)	(79,900)	—	—	—	—
Other	—	(64)	—	—	(168)	—	104

Balance at December 31, 2005	411,709	1,020	4,199,210	(81,060)	1,401,973	15,758	3,113,148

Net income	—	—	882,231	—	—	—	882,231
Other comprehensive income (Note 1):
Foreign currency translation adjustment	—	—	—	29,207	—	—	29,207
Minimum pension liability adjustment (Notes 1 and 9)	—	—	—	6,008	—	—	6,008

Comprehensive Income							917,446
Adjustment to initially apply SFAS No. 158, net of tax (Notes 1, 9 and 10)	—	—	—	(69,367)	—	—	(69,367)
Dividends ($0.73 per share)	—	—	(260,323)	—	—	—	(260,323)
Share repurchases	—	—	—	—	1,540,126	—	(1,540,126)
Employee stock plans, net of tax benefit	—	113,646	—	—	(389,362)	(15,758)	518,766
Other	—	(70)	—	—	(144)	—	74

Balance at December 31, 2006	$411,709	$114,596	$4,821,118	$(115,212)	$2,552,593	$—	$2,679,618

See accompanying notes.

Notes to Consolidated Financial Statements

1. Accounting Policies
Nature of operations. The McGraw-Hill Companies is a leading global information services provider serving the financial services, education and business information markets with information products and services. Other markets include energy, construction, aerospace and defense, broadcasting and marketing information services. The operations consist of three business segments: McGraw-Hill Education, Financial Services and Information & Media.
     The McGraw-Hill Education segment is one of the premier global educational publishers. This segment comprises two operating groups: the School Education Group, serving the elementary and high school (el-hi) markets and the Higher Education, Professional and International Group, serving the college, professional, international and adult education markets.
     The Financial Services segment operates under the Standard & Poor’s brand as one reporting unit and provides independent global credit ratings, indices, risk evaluation, investment research and data to investors, corporations, governments, financial institutions, investment managers and advisors globally.
     The Information & Media segment includes business, professional and broadcast media, offering information, insight and analysis and consists of two operating groups, the Business-to-Business Group (including such brands as BusinessWeek, J.D. Power and Associates, McGraw-Hill Construction, Platts and Aviation Week) and the Broadcasting Group, which operates nine television stations, four ABC affiliates and five Azteca America affiliated stations.
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
     Cash and cash equivalents. Cash and cash equivalents include highly liquid investments with original maturities of three months or less and consist primarily of money market funds and time deposits. Such investments are stated at cost, which approximates market value and were $353.5 million and $748.8 million at December 31, 2006 and 2005, respectively. These investments are not subject to significant market risk.
     Inventories. Inventories are stated at the lower of cost (first-in, first-out) or market. A significant estimate in the McGraw-Hill Education segment is the reserve for inventory obsolescence. The reserve is based upon management’s assessment of the marketplace of products in demand as compared to the number of units currently on hand. Should the estimate for inventory obsolescence for the Company vary by one percentage point, it would have an approximate $4.4 million impact on operating profit.
     Prepublication costs. Prepublication costs, principally outside preparation costs, are amortized from the year of publication over their estimated useful lives, one to five years, using either an accelerated or the straight-line method. The majority of the programs are amortized using an accelerated methodology. The Company periodically evaluates the amortization methods, rates, remaining lives and recoverability of such costs, which are sometimes dependent upon program acceptance by state adoption authorities, based on expected undiscounted cash flows. If the annual prepublication amortization varied by one percentage point, the consolidated amortization expense would have changed by approximately $2.3 million.
     Deferred technology costs. The Company capitalizes certain software development and Web site implementation costs. Capitalized costs only include incremental, direct costs of materials and services incurred to develop the software after the preliminary project stage is completed, funding has been committed and it is probable that the project will be completed and used to perform the function intended. Incremental costs are expenditures that are out-of-pocket to the Company and are not part of an allocation or existing base from within the Company. Software development and Web site implementation costs are expensed as incurred during the preliminary project stage. Capitalized costs are amortized from the year the software is ready for its intended use over its estimated useful life, three to seven years, using a straight-line method. Periodically, the Company evaluates the amortization methods, remaining lives and recoverability of such costs. Capitalized software development and Web site implementation costs are included in other non-current assets and are presented net of accumulated amortization. Gross deferred technology costs were $127.9 million and $127.8 million at December 31, 2006 and 2005, respectively. Accumulated amortization of deferred technology costs was $54.1 million and $49.1 million at December 31, 2006 and 2005, respectively.
     Accounting for the impairment of long-lived assets. The Company accounts for impairment of long-lived assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS No. 144 establishes a uniform accounting model for long-lived assets to be disposed of. The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Upon such an occurrence, recoverability of assets to be held and used is measured by comparing the carrying amount of an asset to forecasted undiscounted future net cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. For long-lived assets held for sale, assets are written down to fair value, less cost to sell. Fair value is determined based on discounted cash flows, appraised values or management’s estimates, depending upon the nature of the assets. There were no impairments of long-lived assets, in December 31, 2006, 2005 and 2004.
     Goodwill and other intangible assets. Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. As of December 31, 2006 and 2005, goodwill and other indefinite lived intangible assets that arose from acquisitions was $1.9 billion in each year. Goodwill and other intangible assets with indefinite lives are not amortized, but instead are tested for impairment annually, or, if certain circumstances indicate a possible impairment may exist, in accordance with the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets.” The Company evaluates the recoverability of goodwill and indefinite lived intangible assets using a two-step impairment test approach at the reporting unit level. In the first step the fair value for the reporting unit is compared to its book value including goodwill. In the case that the fair value of the reporting unit is less than the book value, a second step is performed which compares the implied fair value of the reporting unit’s goodwill to the book value of the goodwill. The fair value for the goodwill is determined based on the difference between the fair values of the reporting units and the net fair values of the identifiable assets and liabilities of such reporting units. If the fair value of the goodwill is less than the book value, the difference is recognized as an impairment. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to the estimated residual values and reviewed for impairment in accordance with SFAS No. 144 (see Note 12). The Company performed its impairment assessment on long-lived assets, including intangible assets and goodwill, in accordance with the methods prescribed above. The Company concluded that no impairment existed in 2006, 2005 and 2004.
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
     The transformation of Sweets, the popular building products database, from a print catalog to a fully-integrated Internet based sales and marketing solution led to sales of bundled products which resulted in an additional $23.8 million of deferred revenue in 2006 which will be recognized in 2007.
     Revenue from the McGraw-Hill Education’s service contracts for assessments of $214.4 million, $246.1 million and $169.8 million in 2006, 2005 and 2004, respectively, has been reclassified from product to service as a result of the service component becoming inseparable from the deliverable. Product revenue comprises the revenue from the McGraw-Hill Education and Information & Media segments, and represents educational products, primarily books, magazine circulation revenue and syndicated study products. Service revenue represents the revenue from the Financial Services segment and the remaining revenue of the Information & Media segment, related to information related services and advertising, and service assessment contracts for the McGraw-Hill Education segment.
     Shipping and handling costs. In accordance with Emerging Issues Task Force Issue 00-10, “Accounting for Shipping and Handling Fees and Costs,” all amounts billed to customers in a sales transaction for shipping and handling are classified as revenue.
     Depreciation. The costs of property and equipment are depreciated using the straight-line method based upon the following estimated useful lives: buildings and improvements — 15 to 40 years; equipment and furniture — two to 10 years. The costs of leasehold improvements are amortized over the lesser of the useful lives or the terms of the respective leases.
     Advertising expense. The cost of advertising is expensed as incurred. The Company incurred $79.6 million, $81.9 million and $88.8 million in advertising costs in 2006, 2005 and 2004, respectively.
     Accounts receivable. Credit is extended to customers based upon an evaluation of the customer’s financial condition. Accounts receivable are recorded at net realizable value.
     Allowance for doubtful accounts and sales returns. The accounts receivable reserve methodology is based on historical analysis and a review of outstanding balances. The impact on the operating profit for a one percentage point change in the allowance for doubtful accounts is $15.0 million. A significant estimate in the McGraw-Hill Education segment, and particularly within the Higher Education, Professional and International Group (HPI), is the allowance for sales returns, which is based on the historical rate of return and current market conditions. Should the estimate for the HPI Group vary by one percentage point it would have an approximate $10.4 million impact on operating profit.
     Stock-based compensation. Effective January 1, 2006, the Company adopted the provisions of, and accounts for stock-based compensation in accordance with, Statement of Financial Accounting Standards No. 123 — revised 2004 (Statement 123(R)), “Share-Based Payment.” Under the fair value recognition provisions of this statement, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period, which is the vesting period. The Company has applied the modified-prospective method, under which prior periods are not revised for comparative purposes. The valuation provisions of Statement 123(R) apply to new grants and to grants that were outstanding as of the effective date and are subsequently modified. Estimated compensation for grants that were outstanding as of the effective date will be recognized over the remaining service period using the compensation cost estimated for the SFAS 123 pro forma disclosures. Stock-based compensation is classified as both operating expense and selling and general expense on the Consolidated Statement of Income. In accordance with Statement 123(R), Accrued Compensation on Restricted Stock within Other Non-current Liabilities and Unearned Compensation on Restricted Stock have been reclassed to Additional Paid-in Capital on the consolidated balance sheet on the date of adoption. Prior to the adoption of Statement 123(R), the Company applied the provisions prescribed by Accounting Principles Board Opinion (APBO) No. 25, “Accounting for Stock Issued to Employees,” in accounting for its stock-based awards, and accordingly, recognized no compensation cost for its stock option plans other than for its restricted stock performance and non-performance awards. See Note 8 to the Company’s Consolidated Financial Statements for further information regarding the Company’s stock-based compensation assumptions and expenses.
     The following table illustrates the effect on net income and earnings per share if the Company had accounted for stock-based compensation in accordance with Statement 123 for the twelve months ended December 31, 2005 and 2004:

(in thousands, except earnings per share)	2005	2004

Net income, as reported	$844,306	$755,823
Stock-based compensation cost included in net income, net of tax	32,112	28,870
Fair value of stock-based compensation cost, net of tax	(73,965)	(62,319)

Pro forma net income	$802,453	$722,374
Basic earnings per common share
As reported	$2.25	$1.99
Pro forma	$2.14	$1.90
Diluted earnings per common share
As reported	$2.21	$1.96
Pro forma	$2.10	$1.87

     Retirement plans and postretirement healthcare and other benefits.
In September 2006, the Financial Accounting Standards Board (“FASB”) released FASB Statement No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)” (“SFAS No. 158”). SFAS No. 158 requires the Company to recognize in its statement of financial position an asset for a defined benefit postretirement plan’s overfunded status or a liability for a plan’s underfunded status and to recognize changes in the funded status of a defined benefit postretirement plan in comprehensive income in the year in which the changes occur. On December 31, 2006, the Company adopted the recognition and disclosure provisions of Statement No. 158. The incremental effect of adopting the provisions of SFAS No. 158 on the Company’s consolidated balance sheet at December 31, 2006 is a reduction in shareholders’ equity of $69.4 million, net of tax. The adoption of SFAS No. 158 had no effect on the Company’s consolidated financial condition at December 31, 2005 or 2004 or the consolidated statement of income for the year ended December 31, 2006, or for any prior period presented, and it will not affect the Company’s operating results in future periods. SFAS No. 158’s provisions regarding the change in the measurement date of postretire-ment benefits plans are not applicable as the Company already uses a measurement date of December 31 for its pension and other postretirement plans. For further discussion of the effect of adopting SFAS No. 158 see Notes 9 and 10 to the Company’s Consolidated Financial Statements.
     Accumulated other comprehensive income. The following is a reconciliation of the Company’s net income to comprehensive income and change in accumulated other comprehensive income for the years ended December 31:

($ in thousands)	2006	2005	2004

Net income	$882,231	$844,306	$755,823
Other comprehensive income/(loss):
Foreign currency translation adjustments	29,207	(33,644)	37,269
Minimum pension liability, net of tax	6,008	(15,161)	—

Comprehensive income	$917,446	$795,501	$793,092

($ in thousands)	2006	2005	2004

Accumulated other comprehensive income at beginning of year	$(81,060)	$(32,255)	$(69,524)
Other comprehensive income/(loss):
Foreign currency translation adjustments	29,207	(33,644)	37,269
Minimum pension liability, net of tax	6,008	(15,161)	—
Adjustment to initially apply SFAS No. 158, net of tax	(69,367)	—	—

Accumulated other comprehensive income at end of year	$(115,212)	$(81,060)	$(32,255)

     Recent accounting pronouncements. In September 2006, the FASB issued FASB Statement No. 157, “Fair Value Measurements” (“SFAS No. 157”) to clarify the definition of fair value, establish a framework for measuring fair value and expand the disclosures on fair value measurements. SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS No. 157 also stipulates that, as a market-based measurement, fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability, and establishes a fair value hierarchy that distinguishes between (a) market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (b) the reporting entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). SFAS No. 157 is effective beginning in the first quarter of fiscal 2008. The Company is currently evaluating the impact SFAS No. 157 will have on its Consolidated Financial Statements and is not yet in a position to determine what, if any, effects SFAS No. 157 will have on the Consolidated Financial Statements.
     In July 2006, the Financial Accounting Standards Board (“FASB”) released FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting and reporting for uncertainties in income taxes and prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. FIN 48 prescribes a two-step evaluation process for tax positions. The first step is recognition based on a determination of whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The second step is to measure a tax position that meets the more-likely-than-not threshold. The tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. If a tax position does not meet the more-likely-than-not recognition threshold, the benefit of that position is not recognized in the financial statements. FIN 48 is effective beginning in the first quarter of fiscal 2007. The cumulative effects, if any, of applying FIN 48 will be recorded as an adjustment to retained earnings as of the beginning of the period of adoption which for calendar year companies is January 1, 2007. The Company is in the process of evaluating the potential effects of FIN 48 on the Consolidated Financial Statements and is not yet in a position to determine what, if any, effects FIN 48 will have on the Consolidated Financial Statements.
     In June 2006, the Emerging Issues Task Force (EITF) reached a consensus on EITF No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement” (“EITF No. 06-3”). EITF No. 06-3 provides that taxes imposed by a governmental authority on a revenue producing transaction between a seller and a customer should be shown in the income statement on either a gross or a net basis, based on the entity’s accounting policy, which should be disclosed pursuant to Accounting Principles Board (“APB”) Opinion No. 22, “Disclosure of Accounting Policies.” EITF 06-3 is effective for the Company beginning in the first quarter of fiscal 2007. The Company is currently evaluating the impact EITF 06-3 will have on its consolidated financial statements and is not yet in a position to determine what, if any, effects EITF 06-3 will have on the consolidated financial statements.
     Stock split. On April 27, 2005, the Board of Directors approved a two-for-one stock split of the Company’s common stock, which was distributed on May 17, 2005 to shareholders of record on May 6, 2005.
     Reclassification. Certain prior year amounts have been reclassified for comparability purposes. In 2006, McGraw-Hill Education’s service contracts for assessment revenue, operating-related and selling and general expenses have been reclassified from product to service as a result of the service component becoming inseparable from the deliverable. The following have been reclassified from product to service: revenues of $214.4 million, $246.1 million and $169.8 million in 2006, 2005 and 2004, respectively; operating-related expenses of $153.8 million, $180.1 million and $107.2 million in 2006, 2005 and 2004, respectively; and selling and general expenses of $85.6 million, $66.4 million and $47.8 million in 2006, 2005 and 2004, respectively.
2. Acquisitions and Dispositions
Acquisitions. In 2006, the Company paid $13.5 million for the acquisition of several businesses and partial equity interests and for purchase price adjustments from its prior years’ acquisitions. In 2005, the Company paid $461.8 million for the acquisition of several businesses and partial equity interests and for purchase price adjustments from its prior years’ acquisitions. The businesses acquired principally included Vista Research, Inc., J.D. Power and Associates and an additional 49.07% investment in CRISIL Limited. In 2004, the Company paid $306.2 million for the acquisition of four businesses, principally Capital IQ and The Grow Network and for purchase price adjustments from its prior years’ acquisitions. All of these acquisitions were accounted for under the purchase method. The excess of the purchase price over the fair value of the net assets acquired was preliminarily allocated to goodwill and other intangibles. Intangible assets recorded for all current transactions are amortized using the straight-line method for periods not exceeding 20 years with the exception of the J.D. Power trade name which has an indefinite life.
     Non-cash investing activities. Liabilities assumed in conjunction with the acquisition of businesses are as follows:

(in millions)	2006	2005	2004

Fair value of assets acquired	$19.0	$643.5	$333.7
Cash paid (net of cash acquired)	13.5	461.8	306.2

Liabilities assumed	$5.5	$181.7	$27.5

     All of these acquisitions are immaterial to the Company individually and in the aggregate.
     Dispositions. In 2006, the Company made several dispositions that are immaterial individually and in the aggregate.
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
     In January 2004, the Company sold the juvenile retail publishing business, which was part of the McGraw-Hill Education segment’s School Education Group. The juvenile retail publishing business produced consumer-oriented learning products for sale through educational dealers, mass merchandisers, bookstores and e-commerce. This business was selected for divestiture as it no longer fit within the Company’s strategic plans. The market was considered to have limited future growth potential, unique sales channels and low profit margins and would have required significant investment to achieve the limited growth potential. As a result of the Company’s disposition of the juvenile retail publishing business, the results of these businesses are reflected as discontinued operations for 2004. For the year ended December 31, 2004, the revenue recorded from the juvenile retail publishing business was $3.9 million with negligible operating results.
     All of these dispositions are immaterial to the Company individually and in the aggregate.
3. Debt and Other Commitments
At December 31, 2006, the Company had total borrowings of $2.7 million, primarily short-term notes payable.
     Long-term debt was $0.3 million as of December 31, 2006 and 2005. The carrying amount of the Company’s borrowings approximates fair value. The Company paid interest on its debt totaling $11.7 million in 2006, $4.2 million in 2005 and $0.4 million in 2004.
     There were no commercial paper borrowings as of December 31, 2006 and 2005. The Company has a five-year revolving credit facility agreement of $1.2 billion that expires on July 20, 2009. The Company pays a facility fee of seven basis points on the credit facility whether or not amounts have been borrowed, and borrowings may be made at a spread of 13 basis points above the prevailing LIBOR rates. This spread increases to 18 basis points for borrowings exceeding 50% of the total capacity available under the facility.
     The Company had two revolving credit facility agreements, consisting of a $625 million, five-year revolving credit facility agreement and a $575 million, 364-day revolving credit facility agreement, which were replaced by the current five-year revolving credit facility agreement of $1.2 billion that expires on July 20, 2009. The Company’s $575 million, 364-day revolving credit facility agreement allowed it to borrow until July 20, 2004, on which date the facility agreement terminated and the maturity of such borrowings could not be later than July 20, 2005. The Company paid a facility fee of five basis points on the 364-day facility agreement whether or not amounts had been borrowed, and borrowings could be made at 15 basis points above the prevailing LIBOR rates. The commercial paper borrowings were also supported by a $625 million, five-year revolving credit facility, which expired on August 15, 2005. The Company paid a facility fee of seven basis points on the five-year credit facility agreement whether or not amounts had been borrowed, and borrowings could be made at a spread of 13 basis points above the prevailing LIBOR rates.
     All of the facilities contain certain covenants, and the only financial covenant requires that the Company not exceed indebtedness to cash flow ratio, as defined, of 4 to 1 at any time. This restriction has never been exceeded. There were no borrowings under any of these facilities as of December 31, 2006 and 2005.
     The Company also has the capacity to issue Extendible Commercial Notes (ECNs) of up to $240 million. ECNs replicate commercial paper, except that the Company has an option to extend the note beyond its initial redemption date to a maximum final maturity of 390 days. However, if exercised, such an extension is at a higher reset rate, which is at a predetermined spread over LIBOR and is related to the Company’s commercial paper rating at the time of extension. As a result of the extension option, no backup facilities for these borrowings are required. As is the case with commercial paper, ECNs have no financial covenants. There were no ECNs outstanding at December 31, 2006 and 2005.
     Under the shelf registration that became effective with the Securities and Exchange Commission in 1990, an additional $250 million of debt securities can be issued.
     As of December 31, 2006, the Company’s unconditional purchase obligations payments are as follows:

(in millions)	2007	2008	2009	2010	2011	Thereafter

	$17.6	$10.1	$—	$—	$—	$—

4. Segment Reporting and Geographic Information
The Company has three reportable segments: McGraw-Hill Education, Financial Services and Information & Media. The McGraw-Hill Education segment is one of the premier global educational publishers and is the largest U.S. owned educational publisher serving the elementary and high school (el-hi), college and university, professional and international markets. The segment comprises two operating groups: the School Education Group (SEG) and the Higher Education, Professional and International (HPI) Group. During 2006 and 2005, the segment incurred restructuring charges that reduced operating profit by $16.0 million and $9.0 million pre-tax, respectively (see Note 14). In January 2004, the Company divested Landoll, Frank Schaffer and related juvenile retail publishing businesses, which were part of the McGraw-Hill Education segment.
     The Financial Services segment operates under the Standard & Poor’s (S&P) brand as one reporting unit and provides independent credit ratings, indices, risk evaluation, investment research and data to investors, corporations, governments, financial institutions and investment managers and advisors, globally. In September 2005, the Company divested its Corporate Value Consulting business, which was formerly part of the Financial Services segment (see Note 2 to the Consolidated Financial Statements). During 2005, the Company acquired Vista Research, Inc. and an additional 49.07% investment in CRISIL Limited. The assets of these acquisitions totaled approximately $123 million and are not considered material to the Company. These acquisitions are included as part of the Financial Services segment. During 2005, the segment incurred restructuring charges of $1.2 million pre-tax.
     The Information & Media (I&M) segment is comprised of two operating groups, which include business and professional media offering information, insight and analysis: the Business-to-Business Group (comprised of the BusinessWeek, J.D. Power and Associates (JDPA), McGraw-Hill Construction, Platts and Aviation Week brands), and the Broadcasting Group, which operates nine television stations. During 2006 and 2005, the segment incurred restructuring charges that reduced operating profit by $8.7 million and $10.2 million pre-tax, respectively (see Note 14). Included in the results of the I&M segment are the results of J.D. Power and Associates which was acquired on April 1, 2005 (see Note 2 to the Consolidated Financial Statements). The assets acquired in this acquisition totaled approximately $520 million and are not considered material to the Company. In November 2005, the Company divested its Healthcare Information Group, which was formerly part of the I&M segment (see Note 2 to the Consolidated Financial Statements). In 2006 revenue of $23.8 million and operating profit of $21.1 million were negatively impacted due to the transformation of Sweets from a primarily print catalog to bundled print and online services. Sales of the bundled product will be recognized ratably over the service period, primarily 2007. Favorable developments with respect to certain disputed billings benefited the I&M segment’s year-over-year comparisons by $8.3 million.
     In 2006, as a result of the adoption of the Financial Accounting Standards Board’s Statement No. 123(R), “Share Based Payment,” the Company incurred stock-based compensation expense of $136.2 million which was charged to the following: McGraw-Hill Education, $31.6 million; Financial Services, $38.3 million; Information & Media, $22.9 million and Corporate, $43.4 million, pre-tax. Included in this charge is the impact of the elimination of the Company’s restoration stock option program of $23.8 million which impacted McGraw-Hill Education, $4.2 million, Financial Services, $2.1 million, Information & Media $2.7 million and Corporate, $14.8 million, pre-tax.
     Information as to the operations of the three segments of the Company is set forth below based on the nature of the products and services offered. The Executive Committee, comprising the Company’s principal corporate executives, is the Company’s chief operating decision maker and evaluates performance based primarily on operating profit. The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies (see Note 1 to the Consolidated Financial Statements).
     The operating profit adjustments listed below relate to the operating results of the corporate entity, which is not considered an operating segment and includes corporate expenses of $162.9 million, $124.8 million and $124.1 million, and interest expense of $13.6 million, $5.2 million and $5.8 million, of the Company for the years ended December 31, 2006, 2005 and 2004, respectively. Restructuring charges in 2006 and 2005 impacted corporate expenses by $6.8 million and $2.8 million pre-tax, respectively (see Note 14 to the Consolidated Financial Statements). Corporate assets consist principally of cash and equivalents, prepaid pension expense, deferred income taxes and leasehold improvements related to subleased areas.
     Foreign operating profit from our continuing businesses was $305.0 million, $303.4 million and $299.9 million in 2006, 2005 and 2004, respectively. Foreign revenue, operating profit and long-lived assets include operations in 37 countries. The Company does not have operations in any foreign country that represent more than 5% of its consolidated revenue. Transfers between geographic areas are recorded at agreed upon prices and intercompany revenue and profit are eliminated.

     All income statement categories have been restated to exclude the results of discontinued operations. Segment information for the years ended December 31, 2006, 2005, and 2004 is as follows:

	McGraw-Hill	Financial	Information		Segment		Consolidated
(in millions)	Education	Services	& Media		Totals	Adjustments	Total

2006
Revenue	$2,524.2	$2,746.4	$984.5	(b)	$6,255.1	$—	$6,255.1
Operating profit	329.1	1,202.3	49.9	(b)	1,581.3	(176.5)	1,404.8	*
Stock-based compensation(c)	31.6	38.3	22.9		92.8	43.4	136.2
Depreciation and amortization(a)	303.5	48.4	35.4		387.3	2.7	390.0
Assets	2,826.5	1,308.0	950.8		5,085.3	957.6	6,042.9
Capital expenditures(d)	338.2	44.9	19.3		402.4	1.0	403.4
Technology project additions	11.7	2.8	4.8		19.3	3.7	23.0

2005
Revenue	$2,671.7	$2,400.8	$931.1		$6,003.6	$—	$6,003.6
Operating profit	410.2	1,019.2	60.6		1,490.0	(130.0)	1,360.0	*
Stock-based compensation	12.0	8.4	8.8		29.2	21.9	51.1
Depreciation and amortization(a)	305.0	45.7	30.6		381.3	3.9	385.2
Assets	2,841.5	1,136.5	944.0		4,922.0	1,473.8	6,395.8
Capital expenditures(d)	324.1	26.2	23.1		373.4	4.6	378.0
Technology project additions	8.6	1.2	6.7		16.5	—	16.5

2004
Revenue	$2,395.5	$2,055.3	$799.7		$5,250.5	$—	$5,250.5
Operating profit	340.1	839.4	119.3		1,298.8	(129.9)	1,168.9	*
Stock-based compensation	11.1	8.8	12.4		32.3	13.6	45.9
Depreciation and amortization(a)	329.0	39.7	20.4		389.1	3.4	392.5
Assets	2,811.8	1,156.3	437.8		4,405.9	1,435.4	5,841.3
Capital expenditures(d)	313.5	43.2	19.0		375.7	1.1	376.8
Technology project additions	7.1	2.9	—		10.0	0.6	10.6

*	Income from continuing operations before taxes on income.

(a)	Includes amortization of intangible assets and prepublication costs.

(b)	The transformation of Sweets from a primarily print catalog to a bundled print and online service lowered 2006 revenue by $23.8 million and operating profit by $21.1 million.

(c)	In 2006 the Company adopted FAS No. 123(R) “Share-Based Payment” (see Note 8).

(d)	Includes purchase of property and equipment and investments in prepublication costs.
     The following is a schedule of revenue and long-lived assets by geographic location:

(in millions)	2006		2005		2004
	Long-lived		Long-lived		Long-lived
	Revenue	Assets	Revenue	Assets	Revenue	Assets

United States	$4,725.0	$3,114.7	$4,665.8	$3,208.0	$4,120.1	$2,846.4
European region	883.9	183.5	760.0	66.7	648.2	69.3
Asia	376.3	115.4	336.6	92.5	262.8	23.3
Rest of world	269.9	35.2	241.2	44.8	219.4	47.6

Total	$6,255.1	$3,448.8	$6,003.6	$3,412.0	$5,250.5	$2,986.6

5. Taxes on Income
Income from operations before taxes on income resulted from domestic operations (including foreign branches) and foreign subsidiaries as follows:

(in millions)	2006	2005	2004

Domestic operations	$1,224.0	$1,218.9	$1,034.4
Foreign operations	180.8	141.1	134.5

Total income before taxes	$1,404.8	$1,360.0	$1,168.9

     A reconciliation of the U.S. statutory tax rate to the Company’s effective tax rate for financial reporting purposes follows:

	2006	2005	2004

U.S. statutory rate	35.0%	35.0%	35.0%

Effect of state and local income taxes	4.2	4.4	4.4
Repatriation of earnings (see below)	—	0.7	—
Adjustment to accrued income tax liability (see below)	—	—	(1.7)
Other — net	(2.0)	(2.2)	(2.4)

Effective tax rate	37.2%	37.9%	35.3%

     The Company completed various federal, state and local, and foreign tax audit cycles and, in the second quarter of 2006, accordingly removed approximately $17 million from its accrued income tax liability accounts. This amount was offset by additional requirements for taxes related to foreign subsidiaries. The Company remains subject to federal, state and local, and foreign tax audits for a variety of open years dependent upon the jurisdiction in question.
     During 2005, the Company repatriated $209.3 million of earnings from its foreign subsidiaries. The repatriation took advantage of the one-time incentive offered under the American Jobs Creation Act of 2004. The largest distributions were from the United Kingdom ($102 million) and Germany ($60 million). The incremental income tax due to the repatriation was $10.0 million, representing a one-time charge of $0.03 per diluted share.
     During 2004, the Company completed various federal, state and local and foreign tax audit cycles and, in the first quarter of 2004, accordingly removed approximately $20 million from its accrued income tax liability accounts. This non-cash item resulted in a reduction to the 2004 overall effective tax rate from continuing operations to 35.3%.
     The provision/(benefits) for taxes on income consists of the following:

(in millions)	2006	2005	2004

Federal:
Current	$415.2	$385.7	$269.7
Deferred	(40.8)	(0.1)	39.5

Total federal	374.4	385.6	309.2

Foreign:
Current	62.8	46.0	26.8
Deferred	(5.5)	(3.2)	0.4

Total foreign	57.3	42.8	27.2

State and local:
Current	99.3	86.1	76.2
Deferred	(8.4)	1.2	(0.1)

Total state and local	90.9	87.3	76.1

Total provision for taxes	$522.6	$515.7	$412.5

     The principal temporary differences between the accounting for income and expenses for financial reporting and income tax purposes as of December 31 are as follows:

(in millions)	2006	2005

Deferred tax assets:
Reserves and accruals	$340.1	$279.9
Postretirement benefits	104.4	64.4
Deferred gain	78.6	79.9
Other — net	49.9	28.6

Total deferred tax assets	573.0	452.8

Deferred tax liabilities:
Fixed assets and intangible assets	(362.2)	(351.3)
Prepaid pension & other expenses	(109.9)	(123.7)
Unearned revenue	(6.9)	(8.4)

Total deferred tax (liabilities)	(479.0)	(483.4)

Net deferred income taxes	$94.0	$(30.6)

Reported as:
Current deferred tax assets	$244.7	$287.4
Non-current deferred tax (liabilities)	(150.7)	(318.0)

Net deferred income taxes	$94.0	$(30.6)

     As the result of the Company’s implementation of the Financial Accounting Standards Board’s Statement No. 123 (revised), “Share-Based Payment” and the implementation of Financial Accounting Standards Board’s Statement No. 158 “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans,” non-current deferred tax assets of approximately $94.2 million have been recorded as of December 31, 2006.
     The Company made net income tax payments totaling $480.0 million in 2006, $419.3 million in 2005 and $562.0 million in 2004. The 2004 tax payment includes $172.0 million in the first quarter of 2004 attributable to the gain on the sale of the Company’s 45% equity investment in Rock-McGraw, Inc.
     The Company has not recorded deferred income taxes applicable to undistributed earnings of foreign subsidiaries that are indefinitely reinvested in foreign operations. Undistributed earnings amounted to approximately $234 million at December 31, 2006, excluding amounts that, if remitted, generally would not result in any additional U.S. income taxes because of available foreign tax credits. If the earnings of such foreign subsidiaries were not indefinitely reinvested, a deferred tax liability of approximately $51 million would have been required.
     In July 2006, the Financial Accounting Standards Board (“FASB”) released FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting and reporting for uncertainties in income taxes and prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns and is effective for the Company beginning in the first quarter of fiscal 2007. The cumulative effects, if any, of applying FIN 48 will be recorded as an adjustment to retained earnings as of the beginning of the period of adoption which for calendar year companies is January 1, 2007. The Company is in the process of evaluating the potential effects of FIN 48 on the Consolidated Financial Statements and is not yet in a position to determine what, if any, effects FIN 48 will have on the Consolidated Financial Statements (see Note 1 to the Consolidated Financial Statements).
6. Rental Expense and Lease Obligations
Rental expense for property and equipment under all operating lease agreements was as follows:

(in millions)	2006	2005	2004

Gross rental expense	$214.7	$205.9	$204.3
Less: sublease revenue	7.3	6.6	6.5
Less: Rock-McGraw rent credit	16.9	16.9	17.2

Net rental expense	$190.5	$182.4	$180.6

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
     Minimum rental commitments, including rent payments on the sale-leaseback described in Note 13 to the Consolidated Financial Statements, under existing non-cancelable leases with a remaining term of more than one year, are shown in the following table. The annual rental commitments for real estate are reduced by $3.0 million in 2007 and $2.0 million per year through 2011 for sublease income.

(in millions)

2007	$157.7
2008	144.5
2009	133.4
2010	126.4
2011	112.3
2012 and beyond	1,034.8

Total	$1,709.1

7. Capital Stock
The Company announced it terminated the restoration feature of its stock option program effective March 30, 2006. The Board of Directors voted to eliminate restoration stock options in an effort to reduce future expenses the Company will incur under the Financial Accounting Standards Board’s Statement No. 123 (restated 2004), “Share-Based Payment.”
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
     On January 29, 2003, the Board of Directors approved a share repurchase program (2003 program) authorizing the purchase of up to 30 million shares (post-split), which was approximately 7.8% of the total shares of the Company’s outstanding common stock. This program was completed in the first quarter of 2006. The 30 million shares authorized under the 2003 program were repurchased for $1.3 billion at approximately $44.12 per share. On January 24, 2006, the Board of Directors approved a stock repurchase program (2006 program) authorizing the purchase of up to 45 million additional shares, which was approximately 12.1% of the total shares of the Company’s outstanding common stock. During 2006, the Board of Directors approved the repurchase of 28.4 million shares, which included the remaining 3.4 million shares under the 2003 program. In 2006, 28.4 million shares were purchased under these programs, for $1.5 billion at an average price of $54.23. At December 31, 2006, authorization for the repurchase of 20 million shares remains under the 2006 program. On January 31, 2007, the Board of Directors approved a new stock repurchase program (2007 program) authorizing the repurchase of up to 45 million additional shares. In 2007 the Corporation expects to repurchase up to 15 million shares from the 2006 program, subject to market conditions.
     On March 30, 2006, as part of its previously announced stock buyback program, the Company acquired 8.4 million shares of the Corporation’s stock from the holdings of the recently deceased William H. McGraw. The shares were purchased at a discount of approximately 2.4% from the March 30th New York Stock Exchange closing price through a private transaction with Mr. McGraw’s estate. This transaction closed on April 5, 2006 and the total purchase amount was $468.8 million. The transaction was approved by the Financial Policy and Audit Committees of the Company’s Board of Directors, and the Corporation received independent financial and legal advice concerning the purchase.
     Share repurchases for the years ended December 31, are as follows:

(in millions, except average price)	2006	2005	2004

Shares Repurchased	28.4	14.3	10.0
Average Price	$54.23	$46.84	$40.07

Amount	$1,540.1	$671.9	$400.7

     Shares repurchased were used for general corporate purposes, including the issuance of shares for stock compensation plans and to offset the dilutive effect of the exercise of employee stock options. In any period, cash used in financing activities related to common stock repurchased may differ from the comparable change in shareholders’ equity, reflecting timing differences between the recognition of share repurchase transactions and their settlement for cash.
     Two million shares of preferred stock, par value $1 per share, are authorized; none have been issued. 600,000 shares were reserved for issuance under a Preferred Share Purchase Rights Plan adopted by the Company’s Board of Directors on July 29, 1998. On July 27, 2005, the Board of Directors approved the acceleration of the expiration date of such Rights Plan to August 10, 2005.
     In 2006, dividends were paid at the quarterly rate of $0.1815 per common share. Total dividends paid in 2006, 2005 and 2004 were $260.3 million, $246.0 million and $228.2 million, respectively. On January 31, 2007, the Board of Directors approved a 12.9% increase in dividends for 2007 at a quarterly rate of $0.2050 per common share.
8. Stock Plan Awards
The Company has a Director Deferred Stock Ownership Plan and three stock ownership plans: the 2002, 1993 and 1987 Employee Stock Incentive Plans.
     Director Deferred Stock Ownership Plan - Under this Plan, common stock reserved may be credited to deferred stock accounts for eligible Directors. In general, the Plan requires that 50% of eligible Directors’ annual compensation plus dividend equivalents be credited to deferred stock accounts. Each Director may also elect to defer all or a portion of the remaining compensation and have an equivalent number of shares credited to the deferred stock account. Recipients under this Plan are not required to provide consideration to the Company other than rendering service. Shares will be delivered as of the date a recipient ceases to be a member of the Board of Directors or within five years thereafter, if so elected. The Plan will remain in effect until terminated by the Board of Directors or until no shares of stock remain available under the Plan.
     1987 and 1993 Employee Stock Incentive Plans - These Plans provided for the granting of incentive stock options, nonqualified stock options, stock appreciation rights (SARs), restricted stock awards, deferred stock (applicable to the 1987 Plan only) or other stock-based awards. No further awards may be granted under the 1987 or 1993 Plans; although awards granted prior to the adoption of the 2002 Plan, as amended, remain outstanding under the 1987 and 1993 Plans in accordance with their terms.
     The 2002 Employee Stock Incentive Plan as amended in 2004 (2002 Plan) — This Plan permits the granting of nonqualified stock options, SARs, performance stock, restricted stock, and other stock-based awards.
     The number of common shares remaining reserved for issuance at December 31, 2006 and 2005 are as follows:

(in thousands of shares)	2006	2005

Shares available for granting under the 2002 Plan	22,491	19,115
Options outstanding	34,807	42,191

Shares reserved for issuance for employee stock plan awards	57,298	61,306
Director Deferred Stock Ownership Plan	563	566

Total shares reserved for issuance	57,861	61,872

     The Company issues treasury shares upon exercise of stock options or vesting of restricted stock. To offset the dilutive effect of the exercise of employee stock options, the Company periodically repurchases shares.
     Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (Statement 123(R)), applying the modified prospective method. Prior to the adoption of Statement 123(R), the Company applied the provisions of APBO No. 25, “Accounting for Stock Issued to Employees,” in accounting for its stock-based awards, and accordingly, recognized no compensation cost for its stock plans other than for its restricted stock performance and non-performance awards.
     Under the modified prospective method, Statement 123(R) applies to new awards and to awards that were outstanding as of December 31, 2005 that are subsequently modified, repurchased or cancelled. Compensation expense recognized during the twelve months ended December 31, 2006 includes the expense for all share-based payments granted prior to, but not yet vested as of December 31, 2005, based on the grant date fair value estimated in accordance with the original provisions of Statement No. 123, “Accounting for Stock-Based Compensation” (Statement 123), and the expense for all share-based payments granted during the twelve months ended December 31, 2006, based on the grant-date fair value estimated in accordance with the provisions of Statement 123(R). Prior period results have not been restated.
     Stock-based compensation expense for the twelve months ended December 31, 2006, 2005 and 2004 were as follows:

(in millions)	2006	2005	2004

Stock-based compensation
Pre-tax	$136.2	$51.1	$45.8
Post-tax	$85.5	$32.1	$28.9

     The Company receives a tax deduction for certain stock option exercises during the period the options are exercised, generally for the excess of the price at which the options are sold over the exercise price of the options. Prior to the adoption of Statement 123(R), the Company reported tax benefits resulting from the exercise of stock options as operating cash flows in its consolidated statement of cash flows. In accordance with

Statement 123(R), the Company now reports excess tax benefits as financing cash flows. The actual income tax benefits realized from stock option exercises for the twelve months ended December 31, 2006, 2005 and 2004 were as follows:

(in millions)	2006	2005	2004

Income tax benefit realized from stock option exercise	$100.3	$58.5	$47.5
Net cash proceeds from the exercise of stock options	$262.9	$192.8	$218.8

     For the twelve months ended December 31, 2006, $58.3 million of excess tax benefits from stock-based payments is reported in financing cash flows, with no comparable amounts in 2005 and 2004.
     The weighted average grant-date fair values of options granted during 2006, 2005 and 2004 were $14.15, $8.90 and $6.40, respectively. Total intrinsic value (market value on date of exercise less exercise price) of options exercised during 2006, 2005 and 2004 totaled $252.1 million, $148.0 million and $120.0 million, respectively. Total fair value of options and restricted performance stock vested during 2006, 2005 and 2004 totaled $144.5 million, $108.6 million and $79.7 million, respectively. The aggregate intrinsic values of stock options outstanding and exercisable at December 31, 2006 were $1,054.8 million and $941.4 million, respectively. Weighted average remaining years of contractual life for options outstanding and exercisable at December 31, 2006 were 6 years.
Stock Options
Stock options, which may not be granted at a price less than the fair market value of the Company’s common stock at date of grant, vest in two years in equal annual installments and have a maximum term of 10 years.
     Beginning in 1997, participants who exercised an option by tendering previously owned shares of common stock of the Company could elect to receive a one-time restoration option covering the number of shares tendered including any shares withheld for taxes. Restoration options were granted at fair market value of the Company’s common stock on the date of the grant, had a maximum term equal to the remainder of the original option term and were subject to a six-month vesting period. The Company’s Board of Directors voted to terminate the restoration feature of its stock option program effective March 30, 2006. Restoration options granted between February 3, 2006 and March 30, 2006 vested immediately and all restoration options outstanding as of February 3, 2006 became fully vested. Included in the twelve months ended December 31, 2006, the Company incurred a one-time charge of $23.8 million ($14.9 million after tax or $0.04 per diluted share) related to the elimination of the restoration stock option program.
     The Company uses a lattice-based option-pricing model to estimate the fair value of options granted in 2006 and 2005. Options granted prior to January 1, 2005 were valued using the
Black-Scholes model. The following assumptions were used in valuing the options granted during the twelve months ended December 31, 2006, 2005 and 2004:

	2006	2005	2004

Risk-free average interest rate	4.14–6.07%	1.99–4.64%	2.9%
Dividend yield	1.1–1.5%	1.6%	1.6%
Volatility	12–22%	16–24%	17%
Expected life (years)	6.7–7.1	0.5–6.8	5
Weighted average grant-date fair value	$14.15	$8.90	$6.40

     Because lattice-based option-pricing models incorporate ranges of assumptions, those ranges are disclosed. These assumptions are based on multiple factors, including historical exercise patterns, post-vesting termination rates, expected future exercise patterns and the expected volatility of the Company’s stock price. The risk-free interest rate is the imputed forward rate based on the U.S. Treasury yield at the date of grant. The Company uses the historical volatility of the Company’s stock price over the expected term of the options to estimate the expected volatility. The expected term of options granted is derived from the output of the lattice model and represents the period of time that options granted are expected to be outstanding.
     Stock option compensation costs are recognized from the date of grant, utilizing a two-year graded vesting method. Under this method, fifty percent of the cost is ratably recognized over the first twelve months with the remaining costs ratably recognized over a twenty-four month period starting from the date of grant. At December 31, 2006, there was $18.1 million of unrecognized compensation costs related to stock options, which is expected to be recognized over a weighted-average period of 1.04 years.
     Stock option activity for the twelve months ended December 31, 2006, 2005 and 2004 is as follows:

		Weighted average
(in thousands of shares)	Shares	exercise price

Options outstanding at December 31, 2003	40,020	$28.16

Options granted	12,134	38.89
Options exercised	(10,176)	27.15
Options cancelled and expired	(744)	32.39

Options outstanding at December 31, 2004	41,234	$31.48

Options granted	10,680	44.11
Options exercised	(8,889)	29.09
Options cancelled and expired	(834)	38.50

Options outstanding at December 31, 2005	42,191	$35.03

Options granted	3,067	57.05
Options exercised	(9,966)	31.95
Options cancelled and expired	(485)	45.79

Options outstanding at December 31, 2006	34,807	$37.71

Exercisable options at December 31, 2006	29,137	$35.71

     Nonvested stock option activity for the twelve months ended December 31, 2006 is as follows:

		Weighted average
		grant-date
(in thousands of shares)	Shares	fair value

Nonvested options outstanding at December 31, 2005	14,201	$8.26

Options granted	3,067	14.15
Options vested	(11,159)	8.76
Options forfeited	(439)	9.36

Nonvested options outstanding at December 31, 2006	5,670	$10.47

Restricted Stock
Restricted stock awards (performance and non-performance) have been granted under the 2002 Plan. Restricted stock performance awards will vest only if the Company achieves certain financial goals over the three-year vesting period. Restricted stock non-performance awards have various vesting periods (generally three years), with vesting beginning on the first anniversary of the awards.
     Recipients of restricted stock awards are not required to provide consideration to the Company other than rendering service and have the right to vote and to receive dividends.
     The share-based expense for restricted stock awards was determined based on the market price of the Company’s stock at the grant date of the award applied to the total number of awards that are anticipated to fully vest. For restricted stock performance awards, adjustments are made to expense for achievement of financial goals. Prior to the adoption of Statement 123(R), adjustments were also made to expense for changes in market value for restricted stock performance awards.
     Under the provisions of Statement 123(R), the recognition of unearned compensation is no longer required. Unearned compensation is a contra-equity balance sheet account representing the amount of unrecognized expense relating to restricted stock that is amortized as the expense is ratably recognized over the vesting period of the award. As of January 1, 2006, the balance of Unearned Compensation on Restricted Stock was reclassed into Additional Paid-in Capital on the Company’s balance sheet. In addition, Accrued Compensation of Restricted Stock within Other Non-current Liabilities has also been reclassed into Additional Paid-in Capital. As of December 31, 2006, there was unrecognized stock-based compensation of $93.9 million related to restricted stock awards, which is expected to be recognized over a weighted-average period of 1.93 years.
     Compensation expense related to restricted stock awards for twelve months ended December 31 is as follows:

(in millions)	2006	2005	2004

Restricted stock awards expense	$66.0	$51.1	$45.8

     Restricted stock activity for the twelve months ended December 31, 2006 is as follows:

		Weighted average
Non-Performance Awards		grant-date
(in thousands of shares)	Shares	fair value

Nonvested shares as of December 31, 2005	129	$40.16

Granted	14	$58.38
Vested	(35)	$43.90
Forfeited	(5)	$39.71

Nonvested shares as of December 31, 2006	103	$41.30

		Weighted average
Performance Awards		grant-date
(in thousands of shares)	Shares	fair value

Nonvested shares as of December 31, 2005	1,199	$35.81

Granted	1,450	$57.70
Vested	(915)	$42.76
Forfeited	(76)	$51.49

Nonvested shares as of December 31, 2006	1,658	$50.40

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
     On December 31, 2006, the Company adopted the recognition and disclosure provisions of the Financial Accounting Standards Board’s Statement No. 158 (“SFAS No. 158”) which required the Company to recognize the funded status of its pension plans in the December 31, 2006 consolidated balance sheet, with a corresponding adjustment to accumulated other comprehensive income, net of taxes. The adjustment to accumulated other comprehensive income at adoption represents the net unrecognized actuarial losses/(gains) and unrecognized prior service costs. These amounts will be subsequently recognized as net periodic pension cost pursuant to the Company’s historical accounting policy for amortizing such amounts. Further, actuarial gains and losses that arise in subsequent periods and are not recognized as net periodic pension cost in the same periods will be recognized as a component of other comprehensive income. Those amounts will be subsequently recognized as a component of net periodic pension cost on the same basis as the amounts recognized in accumulated other comprehensive income at adoption of SFAS No. 158.

     The incremental effect of adopting the provisions of SFAS No. 158 on the Company’s consolidated balance sheet at December 31, 2006 are presented in the following table. The adoption of SFAS No. 158 had no effect on the Company’s consolidated statement of income for the year ended December 31, 2006, or for any prior period presented, and it will not affect the Company’s operating results in future periods.

	Effect of	As reported at
	Adopting	December 31,
(in millions)	SFAS No. 158	2006

Asset for pension benefits	$(36.2)	$228.6
Other current liabilities	(3.4)	(366.3)
Other non-current liabilities	(80.8)	(434.5)
Deferred income taxes	43.1	(150.7)
Total liabilities	(41.1)	(3,363.3)
Accumulated other comprehensive income	77.3	115.2
Total shareholders’ equity	77.3	2,679.6

     Included in accumulated other comprehensive income at December 31, 2006 are unrecognized prior service credit of $2.1 million and unrecognized actuarial loss of $79.4 million that have not yet been recognized in net periodic pension cost. The prior service cost and actuarial loss included in accumulated other comprehensive income and expected to be recognized in net periodic pension cost during the fiscal year ended December 31, 2007 are $0.1 million and $10.6 million, respectively.
     For purposes of determining annual pension cost, prior service costs are being amortized straight-line over the average remaining service period of employees expected to receive benefits. For 2006, the assumed return on U.S. plan assets of 8.0% is based on a calculated market-related value of assets, which recognizes changes in market value over five years.
     A summary of net periodic benefit expense for the Company’s funded defined benefit plans is as follows:

(in millions)	2006	2005	2004

Service cost	$56.2	$47.9	$42.8
Interest cost	66.6	59.4	55.1
Expected return on assets	(92.1)	(88.2)	(98.1)
Amortization of:
Transition asset	—	—	—
Prior service cost	0.1	0.3	0.4
Actuarial loss	13.8	5.5	0.5

Net periodic benefit expense	$44.6	$24.9	$0.7

U.S. weighted average assumptions used to determine net cost – January 1
Discount rate	5.65%	5.75%	6.25%
Compensation increase factor	5.50	5.50	5.50
Return on assets	8.00	8.00	8.75

     Of the net periodic benefit expense in the preceding table, the Company’s United Kingdom (U.K.) retirement plan accounted for $20.5 million in 2006, $13.9 million in 2005 and $11.8 million in 2004. Effective January 1, 2006, the Company’s U.K. retirement plan changed its discount rate assumption to 4.75% from 5.50% and its assumed compensation increase factor to 5.50% from 4.25%. Effective January 1, 2007, the Company’s U.K. retirement plan changed its discount rate assumption to 4.90% from 4.75% and its assumed compensation increase factor to 5.75% from 5.50%. Additionally, effective January 1, 2007, the Company changed its discount rate assumption on its U.S. retirement plans to 5.90% from 5.65% in 2006.
     The Company also has unfunded non-U.S. and supplemental benefit plans. The supplemental benefit plans provide senior management with supplemental retirement, disability and death benefits. Certain supplemental retirement benefits are based on final monthly earnings. Pension cost was approximately $16.1 million for 2006, $11.9 million for 2005 and $9.6 million for 2004. The accumulated benefit obligation as of December 31, 2006 and 2005 was $78.1 million and $70.1 million, respectively. The net benefit obligation for these unfunded non-U.S. and supplemental benefit plans as of December 31, 2006 and 2005 was $118.4 million and $99.4 million, respectively.
      The total cost for the Company’s retirement plans was $157.8 million for 2006, $127.3 million for 2005 and $87.7 million for 2004. Included in the total retirement plans cost are defined contribution plans cost of $87.6 million for 2006, $78.8 million for 2005 and $70.5 million for 2004.
     The funded status of the funded defined benefit plans as of December 31 is as follows:
Change in benefit obligation

(in millions)	2006	2005

Net benefit obligation at beginning of year	$1,141.5	$1,026.4
Service cost	56.2	47.9
Plan amendments	(5.2)	—
Interest cost	66.6	59.4
Plan participants’ contributions	1.1	1.1
Actuarial (gain)/loss	(37.4)	67.5
Gross benefits paid	(45.2)	(42.4)
Currency effect	26.9	(18.5)

Net benefit obligation at end of year	$1,204.5	$1,141.4

     The accumulated benefit obligation at the end of 2006 and 2005 for the funded defined benefit plans was $1,067.1 million and $1,008.6 million, respectively.

	2006	2005

U.S. weighted average assumptions used to determine benefit obligations – December 31:
Discount rate	5.90%	5.65%
Compensation increase factor	5.50	5.50

Change in plan assets

(in millions)	2006	2005

Fair value of plan assets at beginning of year	$1,204.4	$1,126.0
Actual return on plan assets	152.9	122.4
Employer contributions	18.8	8.6
Plan participants’ contributions	1.1	1.1
Gross benefits paid	(45.2)	(42.4)
Currency effect	17.0	(11.3)

Fair value of plan assets at end of year	$1,349.0	$1,204.4

     Benefits paid in the above table include only those amounts contributed directly to or paid directly from plan assets.
     The funded status of the funded plans as of December 31, reconciled to the amount reported on the statement of financial position, is as follows:

(in millions)	2006	2005

Funded status at end of year	$144.5	$63.0
Unrecognized net actuarial loss	N/A	212.9
Unrecognized prior service costs	N/A	2.3

Net amount recognized	$144.5	$278.2

(in millions)	2006	2005

Prepaid benefit cost	N/A	$288.9
Accrued benefit cost	N/A	(32.4)
Accumulated other comprehensive loss	N/A	21.7

Net amount recognized	$144.5	$278.2

     The following tables reflect pension plans, primarily unfunded nonqualified plans and 2 non-U.S. plans, with a projected benefit obligation (PBO) and an accumulated benefit obligation (ABO) in excess of the fair value of plan assets for the years ended in December 31, 2006 and 2005:

(in millions)	2006	2005

Projected benefit obligation	$353.3	$292.1

Accumulated benefit obligation	$258.6	$218.7

Fair value of plan assets	$150.5	$112.0

     Information about the expected cash flows for all of the defined benefit plans combined is as follows:
Expected employer contributions (in millions)

2007	$34.7

Expected benefit payments (in millions)

2007	$50.4
2008	52.3
2009	54.7
2010	57.8
2011	61.2
2012–2016	376.9

     The preceding table reflects the total benefits expected to be paid from the plans or from the Company’s assets including both the Company’s share of the benefit cost and the participants’ share of the cost.
     The asset allocation for the Company’s domestic defined benefit plans at the end of 2006 and 2005 and the target allocation for 2007, by asset category is as follows:

		Percentage of plan
Asset category	Target allocation	assets at year end
	2007	2006	2005

Domestic equity securities	60%	60%	61%
Domestic debt securities and cash	20	19	18
International equity securities	20	21	20
Other	–	–	1

Total	100%	100%	100%

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
     Assets of the defined contribution plan consist primarily of index funds, equity funds, debt instruments and McGraw-Hill common stock. The U.S. plan purchased 305,000 and sold 285,000 shares of McGraw-Hill common stock in 2006. The plan purchased 830,000 and sold 245,000 shares of McGraw-Hill common stock in 2005. The plan held approximately 4.5 million and 4.6 million of McGraw-Hill common stock at December 31, 2006 and 2005, respectively, with market values of $307.6 million and $235.1 million, respectively. The plan received dividends on McGraw-Hill common stock of $3.3 million during 2006 and $2.9 million during 2005.
10. Postretirement Healthcare and Other Benefits
The Company and some of its domestic subsidiaries provide certain medical, dental and life insurance benefits for retired employees and eligible dependents. The medical and dental plans are contributory while the life insurance plan is noncontributory. The Company currently does not prefund any of these plans.
     On December 31, 2006, the Company adopted the recognition and disclosure provisions of the Financial Accounting Standards Board’s Statement No. 158 (“SFAS No. 158”) which required the Company to recognize the funded status of its Postretirement Healthcare and Other Benefits plans in the December 31, 2006 consolidated balance sheet, with a corresponding adjustment to accumulated other comprehensive income, net of taxes. The adjustment to accumulated other comprehensive income at adoption represents the net unrecognized actuarial losses/(gains) and unrecognized prior service costs. These amounts will be subsequently recognized as net periodic benefit cost pursuant to the Company’s historical accounting policy for amortizing such amounts. Further, actuarial gains and losses that arise in subsequent periods and are not recognized as net periodic benefit cost in the same periods will be recognized as a component of other comprehensive income. Those amounts will be subsequently recognized as a component of net periodic benefit cost on the same basis as the amounts recognized in accumulated other comprehensive income at adoption of SFAS No. 158.
     The incremental effect of adopting the provisions of SFAS No. 158 on the Company’s consolidated balance sheet at December 31, 2006 are presented in the following table. The adoption of SFAS No. 158 had no effect on the Company’s consolidated statement of income for the year ended December 31, 2006, or for any prior period presented, and it will not affect the Company’s operating results in future periods.

	Effect of	As reported at
	Adopting	December 31,
(in millions)	SFAS No. 158	2006
| |
Other current liabilities	$(14.1)	$(366.3)
Liability for postretirement healthcare and other benefits	27.4	(129.6)
Deferred income taxes	(5.4)	(150.7)
Total liabilities	7.9	(3,363.3)
Accumulated other comprehensive income	(7.9)	115.2
Total shareholders’ equity	(7.9)	2,679.6

     Included in accumulated other comprehensive income at December 31, 2006 are unrecognized actuarial gains of $2.4 million and unrecognized prior service credit of $5.5 million that have not yet been recognized in net periodic benefit cost. The prior service credit included in accumulated other comprehensive income and expected to be recognized in net periodic benefit cost during the fiscal year ended December 31, 2007 is $1.2 million.
     A summary of the postretirement benefit costs is as follows:
Components of net periodic benefit cost

(in millions)	2006	2005	2004

Service cost	$2.1	$2.0	$2.3
Interest cost	7.7	8.2	9.6
Amortization of prior service credit	(1.2)	(1.2)	(2.4)

Net periodic benefit cost	$8.6	$9.0	$9.5

Weighted average assumption used to determine net
cost — January 1

	2006	2005	2004

Discount rate	5.50%	5.50%	6.25%

     A summary of the components of the unfunded postretirement benefit obligation as of December 31 follows:
Change in benefit obligation

(in millions)	2006	2005

Net benefit obligation at beginning of year	$158.3	$159.7
Service cost	2.1	2.0
Interest cost	7.7	8.2
Plan participants’ contributions	3.6	3.7
Plan amendments	—	(2.9)
Actuarial (gain)/loss	(12.9)	4.4
Gross benefits paid	(16.1)	(16.8)
Federal subsidy benefits received	1.0	—

Net benefit obligation at end of year	$143.7	$158.3

Weighted average assumption used to
determine benefit obligations — December 31

	2006	2005

Discount rate	5.75%	5.50%

Change in plan assets

(in millions)	2006	2005

Fair value of plan assets at beginning of year	$—	$—
Employer contributions	12.5	13.1
Plan participants’ contributions	3.6	3.7
Gross benefits paid	(16.1)	(16.8)

Fair value of plan assets at end of year	$—	$—

     Employer contribution and benefits paid in the above table include only those amounts contributed directly to or paid directly from the plan. The expected contribution in 2007 is $14.1 million.

(in millions)	2006	2005

Funded status at end of year	$(143.7)	$(158.3)
Unrecognized net actuarial loss	N/A	8.8
Unrecognized prior service credit	N/A	(10.4)

Net amount recognized	$(143.7)	$(159.9)

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
     The Company adopted FSP 106-2 prospectively from July 1, 2004. The expected subsidy reduced the accumulated postretirement benefit obligation (APBO) at December 31, 2005, by $11.3 million, and net periodic cost for 2005 by $0.6 million, as compared with the amount calculated without considering the effects of the subsidy.
     Information about the expected cash flows and the impact of the Medicare subsidy for the other postretirement benefit plans is as follows:

Expected benefit payments

	Gross	Medicare	Payments net
(in millions)	Payments	Subsidy	of subsidy

2007	$14.1	$1.1	$13.0
2008	14.3	1.1	13.2
2009	14.5	1.1	13.4
2010	14.7	1.0	13.7
2011	14.9	1.0	13.9
2012-2016	77.5	5.0	72.5

     The above table reflects the total benefits expected to be paid from the Company’s assets.
     The initial weighted average healthcare cost rates for 2006 and 2005 were 9.0%. The assumed weighted average healthcare cost trend rate will decrease ratably from 9.00% in 2006 to 5.50% in 2013 and remain at that level thereafter. The weighted average discount rate used to measure expense was 5.50% in 2006 and 2005. Assumed healthcare cost trends have a significant effect on the amounts reported for the healthcare plans. A one percentage point change in assumed healthcare cost trend creates the following effects:

	One percentage	One percentage
(in millions)	point increase	point decrease

Effect on total of service and interest cost	$0.5	$(0.5)
Effect on postretirement benefit obligation	$9.3	$(8.8)

11. Earnings Per Share
A reconciliation of the number of shares used for calculating basic earnings per common share and diluted earnings per common share is as follows:

(in thousands)	2006	2005	2004

Net income	$882,231	$844,306	$755,823

Average number of common shares outstanding	356,467	375,006	379,688
Effect of stock options and other dilutive securities	10,411	7,564	6,136

Average number of common shares outstanding including effect of dilutive securities	366,878	382,570	385,824

     Restricted performance shares outstanding of 1,762,000, 1,328,000 and 1,516,000 at December 31, 2006, 2005 and 2004, respectively, were not included in the computation of diluted earnings per common share because the necessary vesting conditions have not yet been met.
     Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standard No. 123 (revised 2004), “Share-Based Payment” (Statement 123 (R)). The adoption of Statement 123 (R) had no material impact on weighted average shares for the year ended December 31, 2006.
12. Goodwill and Intangible Assets
     The following table summarizes the activity in goodwill for the year ended December 31:

(in thousands)	2006	2005

Beginning balance	$1,654,628	$1,505,340
Additions/(dispositions)	1,940	156,850
Other	14,911	(7,562)

Total	$1,671,479	$1,654,628

     The following table summarizes the activity in goodwill by segment for the year ended December 31:

(in thousands)	2006	2005

McGraw-Hill Education
Beginning balance	$922,099	$927,302
Additions/(dispositions)	—	(3,960)
Other	1,512	(1,243)

Total McGraw-Hill Education	923,611	922,099

Financial Services
Beginning balance	454,582	482,226
Additions/(dispositions)	—	(22,389)
Other	14,863	(5,255)

Total Financial Services	469,445	454,582

Information & Media
Beginning balance	277,947	95,812
Additions/(dispositions)	1,940	183,199
Other	(1,464)	(1,064)

Total Information & Media	278,423	277,947

Total Company	$1,671,479	$1,654,628

     In 2006, the change in goodwill is primarily attributable to the effect of foreign exchange translation and purchase price adjustments on prior year’s acquisitions.
     In 2005, the change in goodwill is primarily attributable to the acquisition of J.D. Power and Associates in the Information & Media segment. In the Financial Services segment, the acquisitions of Vista Research, Inc. and an additional 49.07% investment in CRISIL Limited, was offset by the disposal of Corporate Value Consulting.
     The following table summarizes other intangible assets subject to amortization at December 31:

(in thousands)	2006	2005

Copyrights	$461,110	$460,944
Accumulated amortization	(266,737)	(250,557)

Net copyrights	194,373	210,387

Other intangibles	417,557	410,262
Accumulated amortization	(160,543)	(125,371)

Net other intangibles	257,014	284,891

Total gross intangible assets	878,667	871,206
Total accumulated amortization	(427,280)	(375,928)

Total net intangible assets	$451,387	$495,278

     Intangible assets are being amortized on a straight-line basis over periods of up to 40 years. Amortization expense for intangible assets totaled $48.4 million, $44.2 million and $32.5 million for the years ended December 31, 2006, 2005 and 2004, respectively. The weighted average life of the intangible assets at
December 31, 2006 is 14 years. The projected amortization expense for intangible assets, assuming no further acquisitions or dispositions, is approximately $41 million per year over the next five years.
     The following table summarizes other intangible assets not subject to amortization at December 31:

(in thousands)	2006	2005

Trade name — J.D. Power and Associates	$164,000	$164,000
FCC licenses	$38,065	$38,065

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
     The Company remains an anchor tenant of what continues to be known as The McGraw-Hill Companies building and will continue to lease space from Rock-McGraw, Inc., under an existing lease for approximately 13 years. Currently, the Company leases approximately 17% of the building space. The lease is being accounted for as an operating lease. Pursuant to sale-leaseback accounting rules, as a result of the Company’s continued involvement, a gain of approximately $212.3 million ($126.3 million after-tax) was deferred at December 31, 2003, and is being amortized over the remaining lease term as a reduction in rent expense. At the time of the sale, the Company’s degree of involvement was determined to be “more than minor” since the present value of future minimum lease payments under the current lease was greater than 10% of the fair value of the property.
     Information relating to the sale-leaseback transaction for the year ended December 31, 2006, is as follows:

(in millions)

Deferred gain at December 31, 2005	$197.2
Reduction in rent expense	(16.9)
Interest expense	8.9

Deferred gain at December 31, 2006	$189.2

     As of December 31, 2006, the minimum lease payments to be paid each year are as follows:

(in millions)	2007	2008	2009	2010	2011	Thereafter

	$17.6	$18.4	$18.4	$18.4	$18.4	$163.5

14. Restructuring
2006 Restructuring
During 2006, the Company initiated a restructuring of a limited number of business operations in McGraw-Hill Education, Information & Media and Corporate to enhance the Company’s long-term growth prospects. The restructuring includes the integration of the Company’s elementary and secondary basal publishing businesses. The Company recorded a restructuring charge of $31.5 million pre-tax, consisting primarily of vacant facilities and employee severance and benefit costs related to the elimination of 700 positions across the Company. This charge was comprised of $16.0 million for McGraw-Hill Education, $8.7 million for Information & Media and $6.8 million for Corporate. The after-tax charge recorded was $19.8 million, or $0.06 per diluted share. Restructuring expenses for Information & Media and Corporate are classified as selling and general service expenses within the statement of income. Restructuring expenses for McGraw-Hill Education are classified as selling and general product expenses, $9.3 million, and selling and general service expense, $6.7 million, within the statement of income.
     At December 31, 2006, all employees made redundant by the 2006 restructuring have been terminated and the Company has paid approximately $10.9 million, consisting primarily of employee severance costs. At December 31, 2006, the remaining liability, which is included in other current liabilities, was approximately $20.6 million.
2005 Restructuring
During 2005, the Company recorded a restructuring charge of $23.2 million pre-tax, consisting mostly of employee severance costs related to the reduction of approximately 500 positions across the Company. This charge was comprised of $10.2 million for Information & Media, $9.0 million for McGraw-Hill Education, $1.2 million for Financial Services, and $2.8 million for Corporate. The after-tax charge recorded was $14.6 million, or 4 cents per diluted share. Restructuring expenses for Information & Media, Financial Services and Corporate were classified as selling and general service expenses within the statement of income. Restructuring expenses for McGraw-Hill Education were classified as selling and general product expenses within the statement of income. At December 31, 2006, all related costs have been paid.
15. Commitments and Contingencies
A writ of summons was served on The McGraw-Hill Companies, SRL and on The McGraw-Hill Companies, SA (both indirect subsidiaries of the Company) (collectively, “Standard & Poor’s”) on September 29, 2005 and October 7, 2005, respectively, in an action brought in the Tribunal of Milan, Italy by Enrico Bondi (“Bondi”), the Extraordinary Commissioner of Parmalat Finanziaria S.p.A. and Parmalat S.p.A. (collectively, “Parmalat"). Bondi has brought numerous other lawsuits in both Italy and the United States against entities and individuals who had dealings with Parmalat.
In this suit, Bondi claims that Standard & Poor’s, which had issued investment grade ratings of Parmalat until shortly before Parmalat’s collapse in December 2003, breached its duty to issue an independent and professional rating and negligently and knowingly assigned inflated ratings in order to retain Parmalat’s business. Alleging joint and several liability, Bondi claims damages of euros 4,073,984,120 (representing the value of bonds issued by Parmalat and the rating fees paid by Parmalat) with interest, plus damages to be ascertained for Standard & Poor’s alleged complicity in aggravating Parmalat’s financial difficulties and/or for having contributed in bringing about Parmalat’s indebtedness towards its bondholders, and legal fees. The Company believes that Bondi’s allegations and claims for damages lack legal or factual merit. Standard & Poor’s filed its answer, counterclaim and third-party claims on March 16, 2006 and will continue to vigorously contest the action. The next hearing is scheduled for March 8, 2007.
     In a separate proceeding, the prosecutor’s office in Parma, Italy is conducting an investigation into the bankruptcy of Parmalat. In June 2006, the prosecutor’s office issued a Note of Completion of an Investigation (“Note of Completion”) concerning allegations, based on Standard & Poor’s investment grade ratings of Parmalat, that individual Standard & Poor’s rating analysts conspired with Parmalat insiders and rating advisors to fraudulently or negligently cause the Parmalat bankruptcy. The Note of Completion was served on eight Standard & Poor’s rating analysts.
     While not a formal charge, the Note of Completion indicates the prosecutor’s intention that the named rating analysts should appear before a judge in Parma for a preliminary hearing, at which hearing the judge will determine whether there is sufficient evidence against the rating analysts to proceed to trial. No date has been set for the preliminary hearing. On July 7, 2006, a defense brief was filed with the Parma prosecutor’s office on behalf of the rating analysts. The Company believes that there is no basis in fact or law to support the allegations against the rating analysts, and they will be vigorously defended by the subsidiaries involved.
     In addition, in the normal course of business both in the United States and abroad, the Company and its subsidiaries are defendants in numerous legal proceedings and are involved, from time to time, in governmental and self-regulatory agency proceedings, which may result in adverse judgments, damages, fines or penalties. Also, various governmental and self-regulatory agencies regularly make inquiries and conduct investigations concerning compliance with applicable laws and regulations. Based on information currently known by the Company’s management, the Company does not believe that any pending legal, governmental or self-regulatory proceedings or investigations will result in a material adverse effect on its financial condition or results of operations.

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
     Based on management’s evaluation under this framework, we have concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2006. There are no material weaknesses in the Company’s internal control over financial reporting that have been identified by management.
     The Company’s independent registered public accounting firm, Ernst & Young LLP, have audited the Consolidated Financial Statements of the Company for the year ended December 31, 2006, and have issued their reports on the financial statements and management’s assessment as to the effectiveness of internal controls over financial reporting under Auditing Standard No. 2 of the Public Company Accounting Oversight Board. These reports are located on pages 73 and 74 of the 2006 Annual Report to Shareholders.
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
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and
Shareholders of The McGraw-Hill Companies, Inc.
We have audited management’s assessment, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting, that The McGraw-Hill Companies, Inc. maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The McGraw-Hill Companies’ management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.
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
     In our opinion, management’s assessment that The McGraw-Hill Companies, Inc. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, The McGraw-Hill Companies, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.
     We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The McGraw-Hill Companies, Inc., as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2006, of The McGraw-Hill Companies, Inc. and our report dated February 27, 2007 expressed an unqualified opinion thereon.
New York, New York
February 27, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
The McGraw-Hill Companies, Inc.
We have audited the accompanying consolidated balance sheets of The McGraw-Hill Companies, Inc. as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The McGraw-Hill Companies, Inc. at December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.
     As discussed in Note 1 to the consolidated financial statements, effective January 1, 2006, The McGraw-Hill Companies, Inc. adopted Statement of Financial Accounting Standards No. 123(R), “Share-Based Payments” using the modified-prospective transition method; and effective December 31, 2006, the Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans,” an amendment of FASB Statement No. 87, 88, 106 and 132(R).
     We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of The McGraw-Hill Companies, Inc.’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2007 expressed an unqualified opinion thereon.
New York, New York
February 27, 2007

Supplemental Financial Information
Quarterly Financial Information (Unaudited)

(in thousands, except per share data)	First quarter		Second quarter	Third quarter		Fourth quarter		Total year

2006
Revenue	$1,140,679		$1,527,543	$1,992,570		$1,594,346	(c)	$6,255,138
Income from operations before taxes on income(a)	118,183		351,848	608,714	(b)	326,078	(c)	1,404,823
Net income(a)	74,220		220,961	382,273	(b)	204,777	(c)	882,231
Earnings per share:
Basic	0.20		0.62	1.09		0.58		2.47
Diluted(a)	0.20		0.60	1.06		0.56		2.40

2005
Revenue	$1,029,006		$1,456,277	$1,977,041		$1,541,318		$6,003,642
Income from operations before taxes on income	124,976		310,461	607,147	(d)	317,378	(e)	1,359,962
Net income	78,735		194,970	381,289	(d)	189,312	(e)	844,306
Earnings per share:
Basic	0.21		0.52	1.02		0.51		2.25
Diluted	0.20		0.51	1.00		0.50		2.21

2004
Revenue(f)	$919,867		$1,245,962	$1,722,876		$1,361,833		$5,250,538
Income from continuing operations before taxes on income	89,311		262,899	515,049		301,646		1,168,905
Income from continuing operations	76,266	(g)	165,626	324,481		190,037		756,410
Net earnings/(loss) from discontinued operations(h)	(587)		—	—		—		(587)
Net income	75,679	(g)	165,626	324,481		190,037		755,823
Earnings per share:
Basic earnings per share
Income from continuing operations	0.20		0.44	0.86		0.50		1.99
Net income	0.20		0.44	0.86		0.50		1.99
Diluted earnings per share
Income from continuing operations	0.20		0.43	0.85		0.49		1.96
Net income	0.20		0.43	0.85		0.49		1.96

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
(a) In 2006, the Company adopted Statement of Financial Accounting Standard No. 123(R), “Share Based Payment,” which resulted in stock-based compensation expense of $54.0 million ($33.9 million after-tax charge or $0.09 per diluted share), $23.0 million ($14.4 million after-tax charge or $0.04 per diluted share), $29.2 million ($18.3 million after-tax charge, or $0.05 per diluted share) and $30.0 million ($18.8 million after-tax charge or $0.05 per diluted share), in the first, second, third and fourth quarters of 2006, respectively. The first quarter expense includes a one-time charge of $23.8 million ($14.9 million after-tax, or $0.04 per diluted share) for the elimination of the Company’s restoration stock option program.
(b) Includes a $15.4 million pre-tax charge ($9.7 million after-tax charge, or $0.03 per diluted share) for restructuring.
(c) Includes a $16.1 million pre-tax charge ($10.1 million after-tax charge, or $0.03 per diluted share) for restructuring. 2006 revenue of $23.8 million and operating profit of $21.1 million ($13.3 million after-tax charge or $0.04 per diluted share) shifted to 2007 due to the transformation of Sweets from a primarily print catalogue to a bundled print and online service.
(d) 2005 includes a $6.8 million pre-tax gain ($4.2 million after-tax gain, or $0.01 per diluted share) on the sale of Corporate Value Consulting.
(e) 2005 includes a $23.2 million pre-tax charge ($14.6 million after-tax charge, or $0.04 per diluted share) for restructuring and a $5.5 million pre-tax loss ($3.3 million after-tax) on the sale of the Healthcare Information Group.
(f) In 2004, the Company reclassified revenue in accordance with Emerging Issues Task Force Issue 00-10, “Accounting for Shipping and Handling Fees and Costs,” resulting in an increase in revenue of $8.3 million, $15.7 million, $27.0 million and $11.5 million in the first, second, third and fourth quarters of 2004, respectively.
(g) 2004 includes a non-cash benefit of approximately $20 million ($0.05 per diluted share post-split) as a result of the Company’s completion of various federal, state and local and foreign tax audit cycles.
(h) In 2003, the Company adopted the Discontinued Operations presentation, outlined in SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Revenue and operating profit of the juvenile retail publishing business historically included in the McGraw-Hill Education segment was restated as discontinued operations. Discontinued operations for 2004 reflect the net after-tax (loss) from the operations of the juvenile retail publishing business in January 2004 before the sale of the business on January 30, 2004.

Eleven-Year Financial Review

(in thousands, except per share data, operating statistics and number of employees)	2006	2005

Operating Results by Segment and Income Statistics
Revenue
McGraw-Hill Education(a)	$2,524,151	$2,671,732
Financial Services	2,746,442	2,400,809
Information & Media(b)	984,545	931,101

Total Revenue	6,255,138	6,003,642

Operating Profit
McGraw-Hill Education	329,125	410,213
Financial Services	1,202,289	1,019,201
Information & Media(b)	49,888	60,576

Operating Profit	1,581,302	1,489,990

Unusual charges(p)	—	—
Gain on exchange of Shepard’s/McGraw-Hill(p)	—	—
General corporate income/(expense)(i)	(162,848)	(124,826)
Interest expense	(13,631)	(5,202)

Income From Continuing Operations Before Taxes On Income[b,c,d,e,i,j,k,l,m,n,o]	1,404,823	1,359,962
Provision for taxes on income[f,g]	522,592	515,656

Income From Continuing Operations Before Extraordinary Item and Cumulative Adjustment	882,231	844,306

Discontinued Operations:
Net earnings/(Loss) from discontinued operations(h)	—	—

Income Before Extraordinary Item and Cumulative Adjustment	882,231	844,306

Early extinguishment of debt, net of tax(q)	—	—
Cumulative effect on prior years of changes in accounting(q)	—	—

Net Income	$882,231	$844,306

Basic Earnings Per Share
Income from continuing operations before extraordinary item and cumulative adjustment	$2.47	$2.25
Discontinued operations(h)	—	—

Income before extraordinary item and cumulative adjustment	$2.47	$2.25
Extraordinary item and cumulative adjustment(q)	—	—

Net income	$2.47	$2.25

Diluted Earnings Per Share
Income from continuing operations before extraordinary item and cumulative adjustment	$2.40	$2.21
Discontinued operations(h)	—	—

Income before extraordinary item and cumulative adjustment	$2.40	$2.21
Extraordinary item and cumulative adjustment(q)	—	—

Net income	$2.40	$2.21
Dividends per share of common stock	$0.726	$0.66

Operating Statistics
Return on average shareholders’ equity(r)	30.5%	27.7%
Income from continuing operations before taxes as a percent of revenue	22.5%	22.7%
Income before extraordinary item and cumulative adjustment as a percent of revenue	14.1%	14.1%

Balance Sheet Data
Working capital	$(210,078)	$366,113
Total assets	6,042,890	6,395,808
Total debt	2,681	3,286
Shareholders equity(r)	$2,679,618	$3,113,148

Number of Employees	20,214	19,600

(a) In 2004, all revenue in prior periods were reclassified in accordance with Emerging Issues Task Force 00-10 “Accounting for Shipping and Handling Fees and Costs,” resulting in an increase in revenue for all years presented.
(b) 2006 revenue of $23.8 million and operating profit of $21.1 million shifted to 2007 due to the transformation of Sweets from a primarily print catalog to a bundled print and online service.

(c) In 2006, as a result of the adoption of Financial Accounting Standards Board’s Statement No. 123(R), “Share Based Payment,” the Company incurred stock-based compensation expense of $136.2 million ($85.5 million after-tax, or $0.23 per diluted share) which was charged to the following: McGraw-Hill Education of $31.6 million pre-tax; Financial Services of $38.3 million pre-tax; Information & Media of $22.9 million pre-tax; and Corporate of $43.4 million pre-tax. Included in this expense is the impact of the elimination of the Company’s restoration stock option program of $23.8 million ($14.9 million after-tax, or $0.04 per diluted share) which impacted the segments by $4.2 million pre-tax to McGraw-Hill Education, $2.1 million pre-tax to Financial Services, $2.7 million pre-tax to Information & Media and the remainder to Corporate. Also included in the expense is restricted performance stock expense of $66.0 million ($41.5 million after-tax, or $0.11 per diluted share) as compared with $51.1 million ($32.1 million after-tax, or $0.08 per diluted share) in 2005. The breakout by segment is as follows: McGraw-Hill Education, $16.8 million pre-tax in 2006 and $12.0 million pre-tax in 2005, Financial Services, $20.2 million pre-tax in 2006 and $8.4 million pre-tax in 2005, Information & Media, $12.1 million pre-tax in 2006 and $8.8 million pre-tax in 2005 and Corporate, $16.9 million pre-tax in 2006 and $21.9 million pre-tax in 2005.
(d) 2006 income from continuing operations before taxes on income includes a $31.5 million pre-tax charge ($19.8 million after-tax, or $0.06 per diluted share) for restructuring which is included in the following: McGraw-Hill Education of $16.0 million pre-tax; Information & Media of $8.7 million pre-tax and Corporate of $6.8 million pre-tax.
(e) 2005 income from continuing operations before taxes on income includes the following items: a $6.8 million pre-tax gain ($4.2 million after-tax, or $0.01 per diluted share) on the sale of the Corporate Value Consulting business, a $5.5 million loss ($3.5 million after-tax) on the sale of the Healthcare Information Group, and a $23.2 million pre-tax charge ($14.6 million after-tax, or $0.04 per diluted share) for restructuring.
(f) 2005 includes a $10 million ($0.03 per diluted share) increase in income taxes on the repatriation of funds.
(g) 2004 includes a non-cash benefit of approximately $20 million ($0.05 per diluted share) as a result of the Company’s completion of various federal, state and local, and foreign tax audit cycles. In the first quarter of 2004 the Company accordingly removed approximately $20 million from its accrued income tax liability accounts. This non-cash item resulted in a reduction to the overall effective tax rate from continuing operations to 35.3%.
(h) In 2003 the Company adopted the Discontinued Operations presentation, outlined in the Financial Accounting Standards Board’s Statement No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Revenue and operating profit of S&P ComStock and the juvenile retail publishing business historically included in

2004	2003	2002	2001	2000	1999	1998	1997	1996

$2,395,513	$2,348,624	$2,342,528	$2,289,622	$2,038,594	$1,786,220	$1,660,050	$1,611,873	$1,309,053
2,055,288	1,769,093	1,555,726	1,398,303	1,205,038	1,163,644	1,037,026	878,259	766,620
799,737	772,603	809,439	846,063	1,007,552	1,030,015	1,015,598	1,035,834	990,924

5,250,538	4,890,320	4,707,693	4,533,988	4,251,184	3,979,879	3,712,674	3,525,966	3,066,597

340,067	321,751	332,949	273,339	307,672	273,667	202,076	187,722	151,921
839,398	667,597	560,845	425,911	383,025	358,155	338,655	245,150	241,479
119,313	109,841	118,052	65,003	212,921	185,551	139,352	158,879	131,397

1,298,778	1,099,189	1,011,846	764,253	903,618	817,373	680,083	591,751	524,797

—	—	—	—	—	—	—	—	(25,000)
—	—	—	—	—	—	—	—	418,731
(124,088)	38,185	(91,934)	(93,062)	(91,380)	(83,280)	(80,685)	(75,342)	(62,073)
(5,785)	(7,097)	(22,517)	(55,070)	(52,841)	(42,013)	(47,961)	(52,542)	(47,656)

1,168,905	1,130,277	897,395	616,121	759,397	692,080	551,437	463,867	808,799
412,495	442,466	325,429	238,436	292,367	269,911	215,061	177,610	316,687

756,410	687,811	571,966	377,685	467,030	422,169	336,376	286,257	492,112

(587)	(161)	4,794	(654)	4,886	3,405	2,935	2,442	1,432

755,823	687,650	576,760	377,031	471,916	425,574	339,311	288,699	493,544

—	—	—	—	—	—	(8,716)	—	—
—	—	—	—	(68,122)	—	—	—	—

$755,823	$687,650	$576,760	$377,031	$403,794	$425,574	$330,595	$288,699	$493,544

$1.99	$1.81	$1.48	$0.97	$1.21	$1.07	$0.85	$0.72	$1.24
—	—	0.01	—	0.01	0.01	0.01	0.01	—

$1.99	$1.81	$1.49	$0.97	$1.22	$1.08	$0.86	$0.73	$1.24
—	—	—	—	(0.18)	—	(0.02)	—	—

$1.99	$1.81	$1.49	$0.97	$1.04	$1.08	$0.84	$0.73	$1.24

$1.96	$1.79	$1.47	$0.96	$1.19	$1.06	$0.84	$0.71	$1.24
—	—	0.01	—	0.01	0.01	0.01	0.01	—

$1.96	$1.79	$1.48	$0.96	$1.20	$1.07	$0.85	$0.72	$1.24
—	—	—	—	(0.17)	—	(0.02)	—	—

$1.96	$1.79	$1.48	$0.96	$1.03	$1.07	$0.83	$0.72	$1.24
$0.60	$0.54	$0.51	$0.49	$0.47	$0.43	$0.39	$0.36	$0.33

27.8%	29.6%	29.4%	20.7%	23.5%	26.7%	22.9%	20.8%	41.4%
22.3%	23.1%	19.1%	13.6%	17.9%	17.4%	14.9%	13.2%	26.4%
14.4%	14.1%	12.3%	8.3%	11.1%	10.7%	9.1%	8.2%	16.1%

$479,168	$262,418	$(100,984)	$(63,446)	$20,905	$(14,731)	$94,497	$217,912	$92,629
5,841,281	5,342,473	4,974,146	5,098,537	4,865,855	4,046,765	3,741,608	3,660,810	3,588,325
5,126	26,344	578,337	1,056,524	1,045,377	536,449	527,597	684,425	581,368
$2,984,513	$2,557,051	$2,165,822	$1,853,885	$1,761,044	$1,648,490	$1,508,995	$1,394,384	$1,322,827

17,253	16,068	16,505	17,135	16,761	16,376	15,897	15,690	16,220

the Financial Services and McGraw-Hill Education segments, respectively, were restated as discontinued operations. 2003 discontinued operations include $87.5 million on the divestiture of S&P ComStock ($57.2 million after-tax gain or $0.15 per diluted share), and an $81.1 million loss on the planned disposition of the juvenile retail publishing business ($57.3 million after-tax loss or $0.15 per diluted share) which was subsequently sold on January 30, 2004. Discontinued operations in years 2002-2000 reflect net after-tax earnings/(loss) from the operations of S&P ComStock and the juvenile retail publishing business and 1999-1996 reflect net after-tax earnings/(loss) from the operations of S&P ComStock. Discontinued operations in 2004 reflect the net after-tax (loss) from the operations of the juvenile retail publishing business in January of 2004 before the sale of the business.
(i) 2003 income from continuing operations before taxes on income includes a pre-tax gain on sale of real estate of $131.3 million ($58.4 million after-tax gain, or $0.15 per diluted share).
(j) 2002 income from continuing operations before taxes on income reflects a $14.5 million pre-tax loss ($2.0 million after-tax benefit, or $0.01 per diluted share) on the disposition of MMS International.
(k) 2001 income from continuing operations before taxes on income reflects the following items: a $159.0 million pre-tax charge for restructuring and asset write-down; an $8.8 million pre-tax gain on the disposition of DRI, a $22.8 million pre-tax loss on the closing of Blue List, the contribution of Rational Investors and the write-down of selected assets and a $6.9 million pre-tax gain on the sale of a building.
(I) 2000 income from continuing operations before taxes on income reflects a $16.6 million gain on the sale of Tower Group International.
(m) 1999 income from continuing operations before taxes on income reflects a $39.7 million gain on the sale of the Petrochemical publications.
(n) 1998 income from continuing operations before taxes on income reflects a $26.7 million gain on sale of a building and a $16.0 million charge at Continuing Education Center for write-down of assets due to a continuing decline in enrollments.
(o) 1997 income from continuing operations before taxes on income reflects a $33.2 million provision for the consolidation of office space in New York City and a $20.4 million gain on the sale of Datapro Information Services.
(p) 1996 operating profit excludes a net gain on the exchange of Shepard’s/ McGraw-Hill for the Times Mirror Higher Education group comprising a $418.7 million gain on the exchange and a $25.0 million one-time charge for integration costs.
(q) The cumulative adjustment in 2000 reflects the adoption of SAB 101, Revenue Recognition in Financial Statements. The extraordinary item in 1998 relates to costs for the early extinguishment of $155 million of the Company’s 9.43% Notes during the third quarter.
(r) In 2006, the Company adopted Financial Accounting Standards Board’s Statement No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans” which resulted in a reduction of shareholders’ equity of $69.4 million, after-tax.
Note: Certain prior year amounts have been reclassified for comparability purposes. All per share amounts have been restated to reflect the Company’s two-for-one stock split, completed on May 17, 2005.

Shareholder Information

Annual Meeting
The 2007 annual meeting will be held at 11 a.m. on Wednesday, April 25 at the Corporation’s world headquarters:
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
Investor Kit
Available online or in print, the kit includes the current annual report, proxy statement, Form 10-Q, Form 10-K, current earnings release, and dividend reinvestment and direct stock purchase program.
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
Shareholder Services
Registered shareholders can view and manage their account online. Go to www.stockbny.com.
     For shareholder assistance, call The Bank of New York, the Corporation’s transfer agent, toll-free at 1.888.201.5538. Outside the U.S. and Canada, dial 1.212.815.3700 and enter “2137” when prompted for The McGraw-Hill Companies’ four-digit company number. The TDD for the hearing impaired is 1.888.269.5221.
     Shareholders may write to The Bank of New York, Shareholder Relations Department, P.O. Box 11258, New York, NY 10286-1258 or send an e-mail to shareowners@bankofny.com.
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
News Media Inquiries
Go to www.mcgraw-hill.com/media to view the Corporation’s latest news and information or to submit an e-mail inquiry.
     You may also call 1.212.512.3151, or write to Corporate Affairs, The McGraw-Hill Companies, 1221 Avenue of the Americas, New York, NY 10020-1095.
Certifications
The Company has filed the required certifications under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 as Exhibits 31.1, 31.2 and 32 to our annual report on Form 10-K for the fiscal year ended December 31, 2006. After the 2007 annual meeting of shareholders, the Company intends to file with the New York Stock Exchange the CEO certification regarding the Company’s compliance with the NYSE’s corporate governance listing standards as required by NYSE rule 303A.12. Last year, the Company filed this CEO certification with the NYSE on May 19, 2006.

High and Low Sales Prices of The McGraw-Hill Companies’ Common Stock on the New York Stock Exchange*

	2006	2005	2004

First Quarter	$59.57-46.37	$48.00-42.81	$40.19-34.55
Second Quarter	58.75-47.80	45.67-40.51	40.67-37.83
Third Quarter	58.30-48.40	48.75-43.01	39.89-36.42
Fourth Quarter	69.25-57.28	53.97-45.60	46.06-39.43

Year	$69.25-46.37	$53.97-40.51	$46.06-34.55

*The New York Stock Exchange is the principal market on which the Corporation’s shares are traded. The price reflects the two-for-one stock-split announced by the Company’s Board of Directors on April 27, 2005. All prior periods have been restated to reflect the split.

Directors and Principal Executives

Board of Directors

Harold McGraw III [E]
Chairman, President and Chief Executive Officer
The McGraw-Hill Companies

Pedro Aspe [A,E,F]
Co-Chairman, Evercore Partners
Chief Executive Officer, Protego

Sir Winfried F. W. Bischoff [C,E,F]
Chairman
Citigroup Europe

Hilda Ochoa-Brillembourg [A,F]
President and Chief Executive Officer
Strategic Investment Group

Douglas N. Daft [A,C]
Retired Chairman and Chief Executive Officer
The Coca-Cola Company

Linda Koch Lorimer [C,E,N]
Vice President and Secretary
Yale University

Robert P. McGraw [F]
Chairman and Chief Executive Officer
Averdale International, LLC

James H. Ross [A,N]
Chairman
Leadership Foundation for Higher Education

Edward B. Rust, Jr. [A,C]
Chairman, President and Chief Executive Officer
State Farm Insurance Companies

Kurt L. Schmoke [F,N]
Dean
Howard University School of Law

Sidney Taurel [C,E,N]
Chairman and Chief Executive Officer
Eli Lilly and Company

Harold W. McGraw, Jr.
Chairman Emeritus
The McGraw-Hill Companies

(A) Audit Committee
(C) Compensation Committee
(E) Executive Committee
(F) Financial Policy Committee
(N) Nominating and Corporate Governance Committee

Principal Corporate Executives

Harold McGraw III
Chairman, President and Chief Executive Officer
The McGraw-Hill Companies

Peter C. Davis
Executive Vice President
Global Strategy

Bruce D. Marcus
Executive Vice President and
Chief Information Officer

David L. Murphy
Executive Vice President
Human Resources

Kenneth M. Vittor
Executive Vice President and
General Counsel

Kenneth J. Michaels
Senior Vice President
Business Process Management

David B. Stafford
Senior Vice President, Corporate Affairs and
Executive Assistant to the Chairman,
President and Chief Executive Officer

Principal Operations Executives

Kathleen A. Corbet
President
McGraw-Hill Financial Services

Glenn S. Goldberg
President
McGraw-Hill Information & Media

Henry Hirschberg
President
McGraw-Hill Education

Printed on recycled paper

Designed by Addison www.addison.com Photography by Ed Pritchard Cover, Steve Pietsch page 1, Brad Trent: page 3, Mark Segal page 6, David Katzenstein pages 7, 8, 9, 11, 12, 14, GavinHeller page 11, Brad Lapayne pages 13, 15