Form 10-K, Exhibit 13
period 2007-12-31
MCGRAW-HILL COMPANIES INC
filed 2008-02-29
CIK 64040

Exhibit 13

The McGraw-Hill Companies

One Company, One Focus

2007 ANNUAL REPORT

One Focus

Many needs. One focus. To provide markets and individuals around the world with the essential knowledge, information and insight that they depend upon to grow and prosper in an evolving global economy.

That is the constant and enduring focus of the men and women of The McGraw-Hill Companies.

2

Financial Highlights

Years ended December 31 (in millions, except per share data)	2007	2006	% Change
Revenue	**$6,772.3**	$6,255.1	8.3
Net income	**1,013.6**[a]	882.2[b]	14.9
Diluted earnings per share	**2.94**[a]	2.40[b]	22.5
Dividends per share of common stock[c]	**0.820**	0.726	12.9
Total assets	**$6,357.3**	$6,042.9	5.2
Capital expenditures[d]	**545.2**	426.4	27.9
Total debt	**1,197.4**	2.7	NM
Shareholders' equity	**1,606.7**	2,679.6[e]	-40.0

Revenue
(dollars in millions)

$4,890
$5,251
$6,004
$6,255
$6,772
03
04
05
06
07

Dividends per Share
(in dollars)

$0.54
$0.60
$0.66
$0.73
$0.82
03
04
05
06
07

NM = Not Meaningful
(a) Includes a $0.03 diluted per share gain on the divestiture of a mutual fund data business and a $0.08 restructuring charge.
(b) Includes a $0.04 one-time charge for the elimination of the Company's restoration stock option program and a $0.06 restructuring charge.
(c) Dividends paid were $0.2050 per quarter in 2007 and $0.1815 per quarter in 2006.
(d) Includes investments in prepublication costs, purchases of property and equipment and additions to technology projects.
(e) Includes the incremental effect of Adopting Financial Accounting Standards Board Statement No. 158, "Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans," which resulted in a reduction of shareholders' equity of $69.4 million.
(f) Assumes $100 invested on December 31, 2002 and total return includes reinvestment of dividends through December 31, 2007.

Shareholder Return
Five-Year Cumulative Total Return[f]
(12/31/02–12/31/07)

$100
$202
$183
$156
$100
02
03
04
05
06
07
MHP
Peer Group
S&P 500

Year-End Share Price
(in dollars)

$34.96
$45.77
$51.63
$68.02
$43.81
03
04
05
06
07

One Company One Focus
TO OUR SHAREHOLDERS:
For The McGraw-Hill Companies, 2007 was filled with significant achievements—and some equally big challenges.
It was a year in which we delivered record results and impressive growth thanks to the outstanding performance of our business portfolio. But it was also a year in which the U.S. housing bubble burst and the market for mortgage-related securities deteriorated, fueling disruption in the capital markets and causing a slowdown in our fourth-quarter results.
It was a year in which phrases like “subprime mortgage” and “credit crunch” made headlines and ratings agencies were thrust into an unfamiliar spotlight—with questions raised about their performance, policies and practices.
As we reflect on the events of the past year and focus on our opportunities for 2008 and beyond, there is one imperative shared by the management team across The McGraw-Hill Companies—to extend our record of growth while generating superior shareholder value.
Our senior leadership team is actively managing through the current environment. We believe that steps we are taking now will strengthen our operations and position us for continued growth. And while it’s difficult to make definitive predictions, history tells us that our markets will stabilize and the current turmoil will eventually pass.
The long-term prospects in our markets remain bright.
The need for capital, the need for knowledge and the need for transparent business information are strong and enduring global trends that will keep us moving ahead for many years— and we remain intensely focused on anticipating and meeting these needs.
We are truly one company with one focus: providing our customers with the highest-quality data, analytics and information that they can use to help them succeed.
One Focus for Shareholders
The McGraw-Hill Companies’ focus on delivering essential information and insight for our customers, as well as our strong management of a portfolio of market-leading brands, has enabled us to produce a long record of consistent and sustainable earnings growth.
In 2007, we achieved another year of outstanding performance, despite challenging conditions:
» Diluted earnings per share increased 22.5% to $2.94 for the year;
» Revenue grew by 8.3% to $6.8 billion;
» Net income rose 14.9% to $1 billion.
Demonstrating management’s commitment to increasing
shareholder value, we returned $2.5 billion to shareholders in 2007 through a combination of share repurchases and dividend payments.
» In January 2008, we announced a 7.3% increase in the annual cash dividend to $0.88, extending our record of raising the dividend every year since 1974. Over the past 35 years, we have raised our dividend at a compound annual rate of 10.3%.
» We repurchased 37 million shares during 2007 and finished the year with 322.4 million shares outstanding, a decrease of 31.6 million shares from year-end 2006.
» We began 2008 with 28 million shares remaining under the current share repurchase authorization, and have announced our intention to initially repurchase another 20 million shares, subject to market conditions.

The Corporation celebrated several important milestones in 2007. Harold McGraw III commemorates the 10th anniversary of the partnership between Standard & Poor’s and the Taiwan Ratings Corporation (left); Dubuque, Iowa Mayor Roy Buol and Mr. McGraw cut the ribbon to dedicate the Corporation’s new state-of-the-art Higher Education facility (center); At an employee forum, Mr. McGraw celebrates the Corporation's top-10 designation as one of Working Mother magazine’s 100 Best Companies (right).

Since 1996, we have returned $8.4 billion to our shareholders through stock buybacks and dividends, a long-term record that underscores our commitment to you.
Focused on Solutions for Critical Issues
The disruption in the world’s credit markets has led to scrutiny of the actions and capabilities of many market participants, including credit ratings firms.
Standard & Poor’s is taking a leadership role in addressing the issues that arose in 2007 and has launched a series of important initiatives to enhance the ratings process in four key areas:

» Governance:	further ensuring the independence and integrity of our ratings opinions.

» Analytics:	enhancing the quality of our credit ratings.

» Information:	providing increased transparency to market participants.

» Education:	improving the public’s understanding of the ratings process and how ratings opinions should be used.
To develop these actions, we conducted a comprehensive assessment of S&P’s governance and analytical policies and practices. We also worked with financial market experts and engaged in dialogue with global market participants, regulators and legislators. S&P is currently implementing these enhancements and will continue to develop and introduce further measures as needed.
Our goal in taking these steps is not only to enhance S&P’s governance and controls, but also to minimize even the potential for perceived conflicts of interest, providing a greater understanding of how S&P’s ratings are determined, what they mean, and how they are affected by market trends and events.
Credit ratings play a vital role in the capital formation process, and S&P has a long track record of helping investors assess credit risk. By strengthening the ratings process and increasing transparency, we will serve the public interest by building greater confidence in credit ratings for global markets.
Focusing on Another Year of Growth
Entering 2008, we expect to achieve another year of growth, although at a slower pace than in 2007. We anticipate that the economy and conditions in the credit markets will begin to improve later in the year, and we are ready to capitalize on all available opportunities.
To prepare us for the year ahead, we restructured certain business operations in the fourth quarter of 2007, consistent with our efforts to streamline operations and lower costs. The steps we took resulted in a 3% reduction in our workforce, and while the decision to reduce staff is never easy, we believe these steps will strengthen our efficiency.
Global expansion remains a priority. International revenue represented 26% of our total revenue in 2007. We expect that international revenue will continue to increase in the years ahead, with all three business segments contributing to our growing diversification.
McGraw-Hill Education had substantial accomplishments in 2007, and is well positioned for further growth in 2008.
In 2007, the School Education Group captured a market-leading 32% share of the state new adoption market. We achieved strong results across the K-5 and 6-12 markets, increasing revenue by 6.8% in an industry that grew 2.7%.

“We are truly one company with one focus: providing our customers with the highest-quality data, analytics and information that they can use to help them succeed.”

International expansion remains a driver of the Corporation’s strategic plans for growth. South Korean Prime Minister Han Duck-soo hosts Harold McGraw III to discuss the proposed free trade agreement with the United States (left); Mr. McGraw meets with Kamal Nath, India’s Minister of Commerce and Industry, to discuss U.S.-India relations (right).

In 2008, we are prepared to seize key opportunities across a healthy K-12 state new adoption market, which we expect will exceed 2007 by 10% to 15% and reach $900 to $950 million. We have strong programs in reading, math, art and music, science, health, business education, and technical and vocational education, all of which make significant contributions to our results each year. Additionally, our continued investments in digital learning products and services provide a competitive advantage at all levels of education.
The recently enacted federal education budget will keep all of No Child Left Behind’s major programs in place in 2008, including state accountability testing. Accountability is the driver behind the growth of our new formative assessment program called Acuity, which recently won an $80 million, five-year contract with New York City, as well as statewide contracts with Indiana and West Virginia.
Revenue in our Higher Education, Professional and International Group grew by 7.6% in 2007. We expect sales in the U.S. college market to grow by 3% to 4% in 2008 and believe we will outperform the market this year.
Digital products and services will be one of the keys. In higher education, where the demand for technology-based products continues to grow, we are capitalizing on the opportunities by finding new ways to connect our content with iPods, MP3 players and laptops. Not surprisingly, the demand for digital products is greatest among professionals, where our online subscription revenue continues to grow faster than conventional product sales as we expand our offerings in science, medicine and engineering.
The diversity and breadth of Standard & Poor’s offerings and a strong performance overseas helped produce solid growth in 2007, despite the decline in the U.S. structured finance market. In 2008, notwithstanding challenges in the credit markets, we expect to produce another year of growth by continuing to take advantage of opportunities inherent in the diversified portfolio we have built.
More than 40% of S&P’s ratings revenue came from international sources in 2007, and we are continuing to expand our global ratings business. S&P has recently extended its international ratings coverage in Central and Eastern Europe, the Persian Gulf, South Africa and Turkey. In 2008, S&P has already opened new offices in Dubai, Johannesburg and Tel Aviv.
In 2007, we continued to make solid progress in building ratings revenue from nontransaction sources, including surveillance fees, annual contracts and subscriptions. We also benefited from ratings that are not directly linked to the issuance of new public debt. These nontraditional ratings, including infrastructure financing, counterparty risk ratings and bank loan ratings, have grown to represent more than 25% of our ratings revenue.
As we look ahead, we remain confident about our prospects in the U.S. corporate and public finance markets in 2008, while expecting a more conservative approach to financing in the structured markets and reduced investor appetite for complex products.
We also expect continued strong growth in S&P’s data and information products and index services, which are unrelated to ratings and accounted for 26% of our Financial Services revenue in 2007.

“The need for capital, the need for knowledge and the need for transparent business information will continue to drive our business for many years to come.”

The ongoing success of the Corporation is a result of its employees’ dedication to meeting the needs of customers, markets and communities. Harold McGraw III presents a “CEO Most Valuable Partner” award to J.D. Power and Associates’ Tokyo office for outstanding community service (left); Mr. McGraw also recognizes recipients of the 2007 Excellence in Leadership Award for their contributions to the Corporation’s growth (center); Mr. McGraw welcomes employees’ children for the Corporation’s annual “Bring Your Child to Work Day” (right).

We introduced 52 new indices last year, and are expanding our index business with the goal of providing an index for every investment category. At the end of 2007, assets under management in exchange-traded funds based on S&P indices had grown to a record $235.3 billion, a 46% increase over 2006.
Capital IQ continues to attract new customers and expand its services in providing online data, tools and analytics. It had more than 2,200 customers at the end of 2007, up from 700 since the acquisition in 2004. Capital IQ’s expanded database now covers virtually all of the world’s public companies as well as the vast majority of private equity firms.
In Information & Media, we continue to make progress in providing our customers with higher-value information products and services that are directly integrated into their workflow and infrastructure. By providing industry-leading intelligence, benchmarks, analytics and solutions from strong, trusted brands, we continue to turn industry performance measures into information that enables business professionals and other consumers to make better decisions.
The demand for J.D. Power and Associates’ customer satisfaction measurements is strong and poised for further global expansion, not only within the automotive market, but also into new sectors like financial services. Pricing information from Platts, traditionally associated with oil markets, is increasingly the benchmark for other energy and commodities markets including gas, power and steel. We also continue to strengthen the McGraw-Hill Construction Network by enhancing analytics and providing forecasts to help firms anticipate emerging trends.
Finally, we expect our Broadcasting Group to get a boost in 2008 from political advertising. We also anticipate continued growth in online advertising revenue, primarily at BusinessWeek.com.

One Company Moving Forward
Looking ahead, the diversity and resilience of our portfolio of leading brands will continue to serve us well in 2008. Our portfolio is constructed to generate consistent revenue and earnings growth while reducing the volatility associated with capital market cycles. We believe our results demonstrated this in 2007 and we expect to continue this growth in the year ahead.
I am confident that the long-term prospects in our markets remain very strong. The need for capital, the need for knowledge and the need for transparent business information will continue to drive our business for many years to come.
It is my privilege to work with the talented men and women of The McGraw-Hill Companies, who, as one company with one focus, successfully carry out our mission each and every day. Our accomplishments in 2007 and the realization of our potential would not be possible without their hard work and dedication. I also want to thank our Board of Directors for its guidance, support and comittment to meeting the highest standards of shareholder responsibility.
Thank you for your continued support.
Sincerely,
Harold McGraw III
February 22, 2008

7

One Company, One Focus

As today's knowledge economy develops and expands, markets and industries around the world are becoming more complex and dependent upon credible, high-value insight and solutions.

The enduring focus of The McGraw-Hill Companies is to meet the evolving needs of our customers across industries, markets and borders.

Whether they work in New Delhi, Nairobi, Denver or Dubai—in financial services, education or business—The McGraw-Hill Companies is committed to providing individuals, markets and societies with the insight, analysis and information they need to grow and succeed in an ever-changing global marketplace.

9

We're focused on delivering essential market insight and analysis.

More investment professionals base their investments on the S&P 500 than any other index in the world, and have come to depend upon our essential family of global indices and cutting-edge research products. The scope, range and caliber of Standard & Poor's offerings provide investors with an index for every investment style. In 2007, we introduced 52 new indices, including 22 indices in the S&P Global Shariah Index and six indices under the S&P Global Thematic Index. We also acquired three indices from Goldman Sachs, including the Goldman Sachs Commodity Index—one of the most respected barometers of performance in the commodities market. Across the globe, more than $1.5 trillion in assets is invested based on S&P indices. In May, we expanded Capital IQ, which has more than tripled its client base since 2004, with the acquisition of ClariFI®, a leading provider of software and services focused on quantitative portfolio management and research, designed to help portfolio managers make faster, better decisions. Our vibrant and growing family of index- and research-based products ensures that S&P will continue to be a critical source of market insight and analysis for the global financial community.

10

We're focused on achievement in the classroom.

Children who receive individual attention and positive feedback in the classroom develop an appetite for learning that supports a lifetime of achievement. McGraw-Hill Education produces a wealth of solutions for the pre-K through 12 market with products like *Treasures*, a reading program for grades pre-K through 6. *Treasures* combines traditional print materials with digital assessment tools to help teachers focus more effectively on individual performance. In 2007, *Everyday Mathematics*, one of the most popular and effective curricula in the United States, was being used by more than three million children in nearly 185,000 classrooms. We also expanded our *Acuity* suite of formative assessment products in 2007. *Acuity* combines pencil-and-paper with online assessment to measure and report on student achievement in science, math and reading. In July, CTB/McGraw-Hill entered into a five-year contract to provide *Acuity* to the New York City Department of Education, and won statewide adoption for *Acuity* in Indiana and West Virginia. With the value of education increasing nationally—and globally—our focus is on providing learning solutions that engage students and provide teachers with the resources they need to effectively reach every child.

12

We're focused on providing trusted and transparent market data.

Transparency is the hallmark of efficient and high-performing markets. Global energy market participants rely on the pricing benchmarks and market insight that Platts has been providing to the oil, natural gas and petroleum markets for nearly a century. Today, Platts is a leading provider of global energy information, producing up to 8,500 energy pricing benchmarks every day. Traders, risk managers, analysts and industry leaders look to Platts for the latest news, price information, commentary and insight they need to manage in today's increasingly volatile global energy markets. Using online and digital technology, Platts embeds its information into customer workflows with products such as *Platts Global Alert, Platts China Alert* and *Platts Energy Advantage. Platts on the Net* is a real-time delivery platform that provides customers with access to the entire range of global energy markets from a single, customizable portal. Platts is another example of how The McGraw-Hill Companies leverages the latest technologies to provide customers with essential information needed to make effective decisions.

15

We're focused on helping students and professionals succeed.

There is a sharp and growing worldwide demand for educational content that can be delivered anytime, anywhere. From Beijing to Berkeley, from Istanbul to Illinois, college students and professionals rely on our dynamic learning tools, which are interactive and available 24/7. In 2007, we launched *iSpeak*, a software program that turns an MP3 player into a portable language translator. We continue to enhance *Homework Manager Plus*, an online program that makes learning accessible at any time and place. We also continue to add new capabilities to our highly successful *AccessMedicine* series, including *Harrison's Practice*, a mobile resource that provides doctors and nurses with the latest medical advances and knowledge via the Web and wireless hand-held devices. In a world where so much is based on access to timely, accurate information, we deliver integrated technology solutions that maximize the learning experience and empower our customers to succeed.

16

We're focused on ensuring the integrity of the financial markets.

Managing risk has never been more important than it is today. Since 1916, markets across the globe have relied on the independent analysis and integrity of Standard & Poor's credit ratings. S&P's capabilities and expertise continue to expand to meet the complex demands of the global financial markets. In 2007, S&P acquired software provider IMAKE and ABSXchange, a Web-based supplier of structured finance data, analytics, and modeling. Both acquisitions enhance S&P's ability to provide transparent ratings and offer end-to-end solutions. More than 94 percent of all publicly traded debt obligations and preferred stock issued in the United States are rated by S&P. The total amount of new debt S&P rated in 2007 was approximately $5.5 trillion. S&P continues to build its global network, with more than 40 percent of ratings revenue generated outside of the United States in 2007. More than 40 percent of S&P ratings revenue was generated outside the United States in 2007. With new offices in Dubai and Johannesburg, and an agreement for a new acquisition in Israel, S&P will continue to meet the international demand for insight and analysis that helps market participants make informed financial decisions.

19

We're focused on market intelligence that enables better decision-making.

In today's increasingly interconnected economy, there has never been a greater need for incisive and actionable business information. The McGraw-Hill Companies' Information & Media brands are meeting that challenge in new and innovative ways. J.D. Power and Associates provides the insights necessary for global auto manufacturers to effectively establish their franchises in China—now the world's second-largest car market—in ways that best meet local customer requirements. *BusinessWeek* has been providing news and valuable insights to Chinese business professionals and decision-makers in their native Mandarin language since 1986. In 2007, these two respected brands joined forces to produce "Auto," a monthly column for *BusinessWeek/China* that offers fresh perspectives and a behind-the-scenes look at the quickly changing, competitive dynamics of the burgeoning Chinese auto market. Platts, McGraw-Hill Construction and *Aviation Week* also have long-standing and growing audiences in China. As emerging economies continue to expand, The McGraw-Hill Companies is committed to providing the resources that will help fuel dynamic market growth.

The McGraw-Hill Companies At-a-Glance
The McGraw-Hill Companies is an acknowledged leader in providing essential information and expertise to financial markets, educational institutions, businesses and consumers around the globe. The Corporation offers an array of market-leading brands in three core areas—financial services, education and business information—all sharing the same focus: to provide individuals, markets and societies with the resources they need to grow and prosper in a rapidly changing world.
www.mcgraw-hill.com

McGraw-Hill Financial Services
Standard & Poor’s (S&P) is the world’s premier provider of investment research, market indices and credit ratings. With offices and affiliates in more than two dozen countries—and with revenue generated across 118 nations and territories—S&P is highly valued by investors and financial decision-makers everywhere for its analytical independence, its market expertise and its incisive thought leadership.
The global leader in credit ratings, in 2007, S&P Ratings Services published more than 510,000 new and revised ratings, and has issued ratings on debt securities in more than 100 countries. The total amount of new debt S&P rated in 2007 was approximately $5.5 trillion.
S&P is also known for its world-famous benchmark portfolio indices—the S&P 500 in the United States and, globally, the S&P 1200. More than $1.5 trillion in assets around the world are directly tied to S&P indices, and more than $5.0 trillion in assets are benchmarked to them.
As one of the world’s largest producers of independent research, S&P licenses its research to over 1,000 institutions, including 19 of the top securities firms, 13 of the top banks, and 11 of the top life insurance companies.
S&P has grown over the past several decades to become an integral part of the global economic infrastructure, with operations that provide essential information to nearly every segment of the global financial community. This ensures a strong demand for S&P’s indices, ratings and research, as capital markets around the world continue to grow and become even more interconnected.
www.standardandpoors.com
McGraw-Hill Education
McGraw-Hill Education (MHE) is one of the world’s leading and most respected providers of educational information, with offices in 33 countries and learning materials published in more than 40 languages. MHE resources are delivered across a range of platforms to aid students at all levels of learning— from pre-K to postgraduate and professional studies.
The School Education Group combines traditional print materials with digital resources and multimedia options that engage and empower students while providing teachers with the tools they need to measure individual student progress and optimize classroom time. Key brands include Glencoe/McGraw-Hill, Macmillan/McGraw-Hill, SRA/McGraw-Hill and Wright Group/McGraw-Hill.
Our Assessment and Reporting Group, a recognized leader in summative and formative assessments, is advancing the transformation from paper-and-pencil to digital modes of testing. Its leading brands are CTB/McGraw-Hill and The Grow Network/McGraw-Hill.
The Higher Education Group is also a leading high-tech innovator, providing its trusted educational content to college students and professionals around the globe in a growing range of media— including more than 1,000 e-books, individualized Web tutorials, traditional print and custom publishing materials, and downloads to MP3 players and other hand-held wireless devices.
The Professional Group provides essential information and expert guidance over digital and wireless platforms to help medical staff, engineers, business-people and other professionals stay current with advances in their fields.
www.mheducation.com
McGraw-Hill Information & Media

McGraw-Hill Information & Media (I&M) consists of two groups that offer the latest news and information.

The Business-to-Business Group provides market intelligence and solutions to professionals in industries where staying competitive means staying current.

»	Platts, a leading energy information provider, supplies news, pricing benchmarks and value-added services to the global oil, natural gas, electricity and commodity markets. www.platts.com

»	J.D. Power and Associates is a recognized leader in independent marketing and consumer information. J.D. Power’s trusted customer satisfaction surveys are valued by companies around the world.
www.jdpower.com

»	BusinessWeek distributes news and valuable insights to the global business community via its flagship BusinessWeek magazine and the TV program BusinessWeek Weekend, through its Web portal BusinessWeek.com, and via digital downloads to mobile devices.
www.businessweek.com

»	McGraw-Hill Construction connects people, projects and products across the $4.6 trillion global construction industry. www.construction.com

»	Aviation Week provides the latest news and workflow tools to the $2 trillion global aviation, aerospace and defense industries through multimedia products. www.aviationweek.com

The Broadcasting Group operates four ABC-affiliated television stations in the markets of Bakersfield (KERO), Denver (KMGH), Indianapolis (WRTV) and San Diego (KGTV); and five Spanish-language stations affiliated with Azteca America in California and Colorado.

One Company
One Commitment
As part of Global Volunteer Day, employees of The Grow Network/McGraw-Hill helped revitalize a New York City school library with a local organization, Partnership with Children (left). The 2007 Harold W. McGraw, Jr. Prize in Education winners celebrated its 20th anniversary with Chairman, President and CEO Harold McGraw III and Chairman Emeritus Harold W. McGraw, Jr. From left, standing: Vivien Stewart, Asia Society Vice President for Education; Reynauld Smith, Eastern Senior High School (Washington, D.C.) history teacher; Harold McGraw III; and Lois B. DeFleur, Binghamton University, State University of New York President. Seated: Harold W. McGraw, Jr. (center). As part of the Corporation’s work with Junior Achievement International-China, high school students in Beijing joined with our employees for an upclose look at how their education can translate into successful business careers (right).

A focus on corporate citizenship that helps individuals and communities reach their potential
At The McGraw-Hill Companies, we are committed to serving the needs of the communities in which we live and work by offering our time and our financial and intellectual capital. Much of our support focuses on economic empowerment. Our funding established the Financial Literacy for the 21st Century, a professional development online resource, to inform and encourage teachers to incorporate financial literacy into their curriculum. Through our partnership with the Grameen Foundation, we sponsored a forum in Bolivia that provided best practices for microfinance lenders, who provide impoverished people around the world with small business loans. In addition, we donated more than $2.1 million in 2007 to nonprofit organizations through the Corporation’s Employee Giving Campaign.
Our Global Volunteer Day inspired 3,000 employees in 15 countries and 48 cities to spend a day serving their communities. Activities included preparing meals for people with HIV/AIDS in California, creating environmental awareness campaigns for school children in India, and assisting immigrants in New York with their search for jobs.
We also launched “green teams,” a grass roots employee effort, to establish and promote environmentally friendly, energy-efficient initiatives at our facilities. Currently there are 11 active “green teams” with more on the way.
In recognition of our employee volunteer efforts, The McGraw-Hill Companies was honored with the prestigious Award for Excellence in Workplace Volunteer Programs by the Points of Light Foundation. In July, former President George H. W. Bush presented the award to our Chairman, President and CEO Harold McGraw III.
We also remain focused on public policy issues that advance and support the Corporation’s interests, including helping officials in the United States and Europe understand how our credit ratings and price indices promote transparency in the world’s financial markets. As part of our advocacy for global education, in 2007 we supported extension of the No Child Left Behind Act, and worked with officials to advance the Bologna Process for making academic degree standards more consistent and compatible across the European university system. We also continued our work to build global consensus in favor of the economic benefits of trade liberalization, and we supported efforts to promote privacy and protect intellectual property rights of copyrighted works on the Internet.

Financial Contents 24 Management’s Discussion and Analysis 53 Consolidated Statement of Income 54 Consolidated Balance Sheet 56 Consolidated Statement of Cash Flows 57 Consolidated Statement of Shareholders’ Equity 58 Notes to Consolidated Financial Statements 76 Report of Management 77 Reports of Independent Registered Public Accounting Firm 79 Supplemental Financial Information 80 Eleven-Year Financial Review 82 Shareholder Information 83 Directors and Principal Executives Financial Charts Operating Profit by Segment Revenue by Segment (dollars in millions) (dollars in millions) $64 $1,020 $1,359 $985 $50 $931 $3,046 $61 $1,202 $1,019 $2,746 $2,401 $2,672 $2,706 $2,524 $410 $400 $329 05 06 07 05 06 07 2007 operating profit includes the effect of 2006 revenue includes the negative impact of restructuring charges at all segments and the the Sweets transformation, favorable developments divestiture of a mutual fund data business at with respect to certain disputed billings and the Financial Services. first quarter revenue related to the acquisition of J.D.Power and Associates (“JDPA”) of Information 2006 operating profit includes the effect & Media, with no comparable revenue in the first of adopting SFAS No. 123(R), the elimination of quarter of 2005. the Company’s restoration stock option program for all segments and restructuring charges at McGraw-Hill Education and Information & Media. Information & Media’s 2006 operating profit also includes the negative impact of the Sweets transformation and favorable developments with respect to certain disputed billings. Capital Expenditures by Segment Information & Media (dollars in millions) Financial Services $30 McGraw-Hill Education $69 $440 $24 $30 $48 $27 $350 $333 05 06 07 Includes investments in prepublication costs, purchases of property and equipment and additions to technology projects.

Management’s Discussion and Analysis
This discussion and analysis of financial condition and results of operations should be read in conjunction with the Company’s consolidated financial statements and notes thereto included elsewhere in this annual report on
Form 10-K.
     Certain of the statements below are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In addition, any projections of future results of operations and cash flows are subject to substantial uncertainty. See “Safe Harbor” Statements Under the Private Securities Litigation Reform Act of 1995 on page 52.
Overview
The Consolidated and Segment Review that follows is incorporated herein by reference.
The McGraw-Hill Companies is a leading global information services provider serving the financial services, education and business information markets with information products and services. Other markets include energy; construction; aerospace and defense; broadcasting; and marketing information services. The operations consist of three business segments: McGraw-Hill Education, Financial Services and Information & Media.
     The McGraw-Hill Education segment is one of the premier global educational publishers. This segment consists of two operating groups: the School Education Group (“SEG”), serving the elementary and high school (“el-hi”) markets, and the Higher Education, Professional and International (“HPI”) Group, serving the college, professional, international and adult education markets.
     The School Education Group and the industry it serves are influenced strongly by the size and timing of state adoption opportunities and the availability of funds. The total state new adoption market increased from approximately $685 million in 2006 to approximately $820 million in 2007. According to the Association of American Publishers (“AAP”) statistics through December 2007, strong basal sales in the adoption states coupled with minimal growth in open territory basal sales was partially offset by a decline in supplemental sales across the industry.
     Revenue at the HPI Group is affected by enrollments, higher education funding and the number of courses available to students. The current U.S. college enrollment is projected to rise by 17% to 20.4 million between 2005 and 2016, according to the National Center for Educational Statistics (“NCES”). On-line education enrollments continue to grow faster than traditional enrollments, although at a slower rate than in prior years. It is estimated that there are currently 1.5 million students, or approximately 8% of all U.S. college students, whose attendance is via fully online programs. Foreign student enrollment at American graduate schools increased for the second year in a row. This 7% increase is the largest since 2002. State appropriations for higher education increased again in 2007, growing by 7.1% nationwide to $72.2 billion in 2007, according to the Center for Higher Education at Illinois State University. Internationally, enrollments in postsecondary schools are also increasing significantly, particularly in India and China.
     The Financial Services segment operates under the Standard & Poor’s (“S&P”) brand. This segment provides services to investors, corporations, governments, financial institutions, investment managers and advisors globally. The segment and the markets it serves are impacted by interest rates, the state of global economies, credit quality and investor confidence. The Financial Services segment consists of two operating groups: Credit Market Services and Investment Services.
     Credit Market Services, which provides independent global credit ratings and risk evaluations, was favorably impacted during 2007 by the current trend of the disintermediation of banks and the increased use of securitization as a source of funding. During the first half of 2007, Credit Market Services was favorably impacted by the continued low interest rate environment, increased globalization of the capital markets and increased merger and acquisition activity. As a result, corporate debt issuance in 2007 was robust. Issuance of structured finance securities (i.e., collateralized debt obligations, and mortgage-backed securities for commercial and residential mortgages) were strong during the first half of 2007, but weakened significantly during the second half of the year. The outlook for 2008 is adversely impacted by the current conditions in the credit markets. The significant weakening of structured finance issuance experienced during the second half of 2007, particularly in the United States, is expected to continue into 2008. In addition, the slowing of merger and acquisition activity during the second half of 2007 may continue into 2008 and could adversely impact corporate bond issuance.
     Investment Services provides comprehensive value-added financial data, information, investment indices and research. During 2007, Investment Services was favorably impacted by increased customer demand for both company data and securities data. A record level of assets under management in exchange-traded funds based on S&P indices and heavy trading volume of derivative contracts based on S&P indices for which S&P is paid fees were strong contributors to growth in Investment Services. Investment Services is well positioned heading into 2008, as these favorable trends are expected to continue.
     The Information & Media segment includes business, professional and broadcast media, offering information, insight and analysis; and consists of two operating groups: the Business-to-Business Group (including such brands as BusinessWeek, J.D. Power and Associates, McGraw-Hill Construction, Platts and Aviation Week) and the Broadcasting Group, which operates nine television stations (four ABC affiliates and five Azteca America affiliated stations). The segment’s business is driven by the need for information and transparency in a variety of industries, and to a lesser extent, by advertising revenue, which is dependent on continued economic strength in the United States.
     Management analyzes the performance of the segments by using operating profit as a key measure, which is defined as income from operations before taxes on income, interest expense and corporate expense.

     The following is a summary of significant financial items during 2007, which are discussed in more detail throughout this Management’s Discussion and Analysis:
•	Revenue and income from operations increased 8.3% and 17.2%, respectively, in 2007. Results from operations improved on the strength of the Financial Services segment, primarily due to the performance of corporate (corporate finance and financial services) and government ratings, and data and information services, as well as the McGraw-Hill Education segment, driven by an increase in the state new adoption market and growth in U.S. and international sales of higher education titles, growth in professional and reference products and expansion internationally. Foreign exchange rates had a $78.3 million favorable impact on revenue but an immaterial impact on operating profit.
•	Diluted earnings per share increased 22.5% to $2.94 from $2.40 in 2006. Diluted earnings per share in 2007 include the impact of restructuring charges, a gain on the sale of the Company’s mutual fund data business, as well as the impact of the Sweets transformation.
•	In 2007, the Company began implementing a restructuring plan related to a limited number of business operations to enhance the Company’s long-term growth prospects and incurred a restructuring charge of $43.7 million pre-tax ($27.3 million after-tax, or $0.08 per diluted share). In 2006, the Company restructured a limited number of business operations to enhance the Company’s long-term growth prospects, incurring a 2006 restructuring charge of $31.5 million pre-tax ($19.8 million after-tax, or $0.06 per diluted share).
•	On March 16, 2007, the Company sold its mutual fund data business, which was part of the Financial Services segment. The sale resulted in a $17.3 million pre-tax gain ($10.3 million after-tax, or $0.03 per diluted share), recorded as other income and had an immaterial impact on the comparison of the segment’s operating profit.
•	During 2006, the Sweets building products transitioned from a primarily print catalog offering to an integrated online service. In 2006, revenue and operating profit of $23.8 million and $21.1 million, respectively, of the bundled product were deferred and recognized ratably over the service period, primarily 2007.
•	As a result of the Financial Accounting Standards Board (“FASB”) Statement No. 123(R), “Share-Based Payment,” (“SFAS No. 123(R)”) in 2006, the Company incurred stock-based compensation expense of $136.2 million ($85.5 million after-tax, or $0.23 per diluted share), including a one-time charge of $23.8 million ($14.9 million after-tax, or $0.04 per diluted share) from the elimination of the Company’s restoration stock option program. The Company’s Board of Directors voted to terminate the restoration feature of its stock option program effective March 30, 2006.
•	Cash flow provided from operations was $1.7 billion for 2007. Cash levels increased 12.1% from the prior period to $396.1 million. During 2007, the Company repurchased 37 million shares of common stock for $2.2 billion under its share repurchase program, paid dividends of $277.7 million and made capital expenditures of $545.2 million. Capital expenditures include prepublication costs, property and equipment and additions to technology projects.
Outlook
In 2008, the McGraw-Hill Education segment revenue will be fueled by a robust state new adoption market which is expected to grow 10% to 15% to between $900 million and $950 million. Open territory sales, which have remained flat over the past two years, are expected to increase modestly owing to pent-up demand for new instructional materials. In the testing market, the Company expects continued growth driven by state-specific custom assessments as mandated by the No Child Left Behind Act which will continue intact. In the 2007-2008 school year, science joined reading and math as a tested subject. In addition, the Company expects continued growth in higher education both in the U.S. and abroad. The higher education space will continue to be influenced by the growth in online course programs. The McGraw-Hill Education segment will experience increased expense as additional investments are made in order to take advantage of the increased opportunities, particularly in the el-hi marketplace in 2008 and beyond, and to take advantage of the increased digital opportunities in the higher education space. In 2008, prepublication amortization expense is expected to increase as the Company makes investments to take advantage of the significant adoption and open territory opportunities in key states for 2008 and beyond. The McGraw-Hill Education segment will also realize efficiencies from the 2007 and 2006 restructuring initiatives to help mitigate the impact of these increased investments.
     The Financial Services segment faces challenging comparisons in the first half of 2008 as a result of the segment’s strong performance during the first half of 2007. Credit Market Services will be unfavorably impacted by the continued weakness in structured finance issuance that is expected to continue at least through the first half of 2008. Mitigating these impacts are the benefits from continued global expansion and product diversification as well as a favorable interest rate environment and increased capital spending. The growth in Investment Services revenue should continue in 2008.
     In 2008, the Information & Media segment will continue to transform itself, placing greater emphasis on Web-based delivery and digital asset management, which offer new opportunities to deliver premium services. J.D. Power and Associates will continue to expand its global automotive business into the rapidly growing Asia-Pacific markets. In the construction market, transformation of digital and Web-based products will continue in order to better serve customers in the commercial construction markets. The ongoing volatility of the oil and natural gas markets is expected to increase customer demand for news and pricing products. The segment will also continue to invest in BusinessWeek.com during 2008. The Broadcasting Group will continue to pursue digital revenue opportunities as well as growth in the Hispanic markets that it serves through its Azteca America affiliated stations. Higher political advertising revenues are expected from the presidential election year.

Management’s Discussion and Analysis
Outlook (continued)
     In 2008, the Company plans to continue its focus on the following strategies:
•	Leveraging existing capabilities to create new services.
•	Continuing to make selective acquisitions that complement the Company’s existing business capabilities.
•	Expanding and refining the use of technology in all segments to improve performance, market penetration and productivity.
     There can be no assurance that the Company will achieve success in implementing any one or more of these strategies. The following factors could unfavorably impact operating results in 2008:
•	Lower educational funding as a result of budget concerns.
•	Prolonged difficulties in the credit markets or a significant economic recession.
•	A change in the regulatory environment affecting the Company’s businesses, including educational spending or the ratings process.
Disclosure Controls
The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company’s reports filed with the Securities and Exchange Commission (“SEC”) is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms, and that such information is accumulated and communicated to the Company’s management, including its Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate, to allow timely decisions regarding required disclosure.
     As of December 31, 2007, an evaluation was performed under the supervision and with the participation of the Company’s management, including the CEO and CFO, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) under the U.S. Securities Exchange Act of 1934). Based on that evaluation, the Company’s management, including the CEO and CFO, concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2007.
Management’s Annual Report on Internal Control Over Financial Reporting
Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”) and as defined in Rules 13a-15(f) under the U.S. Securities Exchange Act of 1934, management is required to provide the following report on the Company’s internal control over financial reporting:
1.	The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.

2.	The Company’s management has evaluated the system of internal control using the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework. Management has selected the COSO framework for its evaluation as it is a control framework, recognized by the SEC and the Public Company Accounting Oversight Board, that is free from bias, permits reasonably consistent qualitative and quantitative measurement of the Company’s internal controls, is sufficiently complete so that relevant controls are not omitted and is relevant to an evaluation of internal controls over financial reporting.

3.	Based on management’s evaluation under this framework, management has concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2007. There are no material weaknesses in the Company’s internal control over financial reporting that have been identified by management.

4.	The Company’s independent registered public accounting firm, Ernst & Young LLP, has audited the consolidated financial statements of the Company for the year ended December 31, 2007, and has issued its reports on the financial statements and the effectiveness of internal controls over financial reporting. These reports are located on pages 77 and 78 of the 2007 Annual Report to Shareholders.
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
     On an ongoing basis, the Company evaluates its estimates and assumptions, including those related to revenue recognition, allowance for doubtful accounts and sales returns, prepublication costs, valuation of inventories, valuation of long-lived assets, goodwill and other intangible assets, pension plans, income taxes and stock-based compensation. The Company bases its estimates on historical experience, current developments and on various other assumptions that it believes to be reasonable under these circumstances, the results of which form the basis for making judgments about carrying values of assets and liabilities that cannot readily be determined from other sources. There can be no assurance that actual results will not differ from those estimates.
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

     The Company believes the following critical accounting policies require it to make significant judgments and estimates in the preparation of its consolidated financial statements:
     Revenue recognition. Revenue is recognized when goods are shipped to customers or services are rendered. Units whose revenue is principally from service contracts record revenue as earned. The Company considers amounts to be earned once evidence of an arrangement has been obtained, services are performed, fees are fixed or determinable and collectibility is reasonably assured. Revenue relating to products that provide for more than one deliverable is recognized based upon the relative fair value to the customer of each deliverable as each deliverable is provided. Revenue relating to agreements that provide for more than one service is recognized based upon the relative fair value to the customer of each service component and as each component is earned. If the fair value to the customer for each service is not objectively determinable, revenue is recorded as unearned and recognized ratably over the service period. Fair value is determined for each service component through a bifurcation analysis that relies upon the pricing of similar cash arrangements that are not part of the multi-element arrangement. Advertising revenue is recognized when the page is run or the spot is aired. Subscription income is recognized over the related subscription period.
     Product revenue consists of the revenue from the McGraw-Hill Education and Information & Media segments, and represents educational products, primarily books, magazine circulation revenue and syndicated study products. Service revenue represents the revenue from the Financial Services segment; the remaining revenue of the Information & Media segment, primarily related to information-related services and advertising; and service assessment contracts for the McGraw-Hill Education segment.
     For the years ended December 31, 2007, 2006 and 2005, no significant changes have been made to the underlying assumptions related to estimates of revenue or the methodologies applied. These assumptions are not expected to significantly change in 2008.
     Allowance for doubtful accounts and sales returns. The accounts receivable reserve methodology is based on historical trends and a review of outstanding balances. The impact on operating profit for a one percentage point change in the allowance for doubtful accounts is $14.6 million. A significant estimate in the McGraw-Hill Education segment, and particularly within the Higher Education, Professional and International Group (“HPI”), is the allowance for sales returns, which is based on the historical rate of return and current market conditions. Should the estimate for the HPI Group vary by one percentage point, it would have an approximate $11.3 million impact on operating profit.
     For the years ended December 31, 2007, 2006 and 2005, management made no material changes in its assumptions regarding the determination of the allowance for doubtful accounts and sales returns. These assumptions are not expected to significantly change in 2008.
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
     For the year ended December 31, 2007, prepublication amortization expense was $240.2 million, representing 9.5% of consolidated operating-related expenses and 10.4% of the McGraw-Hill Education segment’s total expenses. If the annual prepublication amortization varied by one percentage point, the consolidated amortization expense would have changed by approximately $2.4 million.
     For the years ended December 31, 2007, 2006 and 2005, no significant changes have been made to the amortization rates applied to prepublication costs, the underlying assumptions related to estimates of amortization or the methodology applied. These assumptions are not expected to significantly change in 2008.
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
     For the years ended December 31, 2007, 2006 and 2005, management made no material changes in its assumptions regarding the determination of the valuation of inventories. These assumptions are not expected to significantly change in 2008.
     Intangibles, goodwill and other long-lived assets. The Company reviews long-lived assets, including intangible assets, and goodwill for impairment annually, or sooner whenever events or changes in circumstances indicate the carrying amounts of such assets may not be recoverable. Upon such an occurrence, recoverability of these assets is determined as follows: Intangibles with indefinite lives are tested by comparing their carrying amounts to fair value. Impairment within goodwill is tested using a two-step method. The first step is to compare the fair value of the reporting unit to its book value, including goodwill. If the fair value of the unit is less than its book value, the second step is applied. The second step requires the Company to determine the implied fair value of goodwill by deducting the fair value of the reporting unit’s net assets from the fair value of the reporting unit. If the book value of goodwill is greater than its implied fair value, the Company writes down goodwill to its implied fair value. For long-lived assets that are held for use, the Company compares the forecasted undiscounted net cash flows to the carrying amount. If the long-lived asset is determined to be unable to recover the carrying amount, then it is written down to fair value. For long-lived assets held for sale, assets are written down to fair value less costs to sell.

Management’s Discussion and Analysis
Critical Accounting Policies and Estimates (continued)
     Fair value is determined based on discounted cash flows, appraised values or management’s estimates, depending upon the nature of the assets. In estimating future cash flows for the Company’s businesses, internal budgets are used. The budgets are based on recent sales data for existing products, planned timing of new product launches or capital projects and customer commitments related to new and existing products. These budgets also include assumptions of future production volumes and pricing of products.
     The Company performed its impairment assessment on long-lived assets, including intangible assets and goodwill, in accordance with the methods prescribed above. The Company concluded that no impairment existed in 2007.
     Retirement plans and postretirement healthcare and other benefits. The Company’s pension plans and postretirement benefit plans are accounted for using actuarial valuations required by Statement of Financial Accounting Standards (“SFAS”) No. 87, “Employers’ Accounting for Pensions,” and SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions.” The Company also applies the recognition and disclosure provisions of SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of SFAS No. 87, 88, 106 and 132(R),” (“SFAS No. 158”), which requires the Company to recognize the funded status of its pension and other postretirement benefit plans in the consolidated balance sheet.
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
     The Company’s discount rate and return on asset assumptions used to determine the net periodic pension cost on its U.S. retirement plans are as follows:

January 1	2008	2007	2006

Discount rate	6.25%	5.90%	5.65%
Return on asset assumption	8.00%	8.00%	8.00%

     Pension expense for 2007 decreased $2.2 million pre-tax primarily due to changes in assumptions and return on plan assets for both domestic and foreign pension plans. Effective January 1, 2008, the Company changed the discount rate for its qualified retirement plans. The effect of these changes on 2008 earnings per share is expected to be immaterial.
     The Company’s discount rate and initial health care cost trend rate used to determine the net periodic postretirement benefit cost on its U.S. retirement plans are as follows:

January 1	2008	2007	2006

Discount rate	6.00%	5.75%	5.50%
Healthcare cost trend rate	8.50%	9.00%	9.00%

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
     During 2007, the Company’s annual effective tax rate increased from 37.2% to 37.5% due to minor increases in state taxes.
     The Company or one of its subsidiaries files income tax returns in the U.S. federal jurisdiction, various states, and foreign jurisdictions, and the Company is routinely under audit by many different tax authorities. Management believes that its accrual for tax liabilities is adequate for all open audit years based on its assessment of many factors including past experience and interpretations of tax law. This assessment relies on estimates and assumptions and may involve a series of complex judgments about future events. It is possible that examinations will be settled prior to December 31, 2008. If any of these tax audit settlements do occur within that period the Company would make any necessary adjustments to the accrual for unrecognized tax benefits. Until formal resolutions are reached between the Company and the tax authorities, the determination of a possible audit settlement range with respect to the impact on unrecognized tax benefits is not practicable. On the basis of present information, it is the opinion of the Company’s management that any assessments resulting from the current audits will not have a material effect on the Company’s consolidated financial statements.
     Effective January 1, 2007, the Company adopted the provisions of the Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109,” (“FIN 48”). FIN 48 clarifies the accounting and reporting for uncertainties in income taxes and prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. As a result of the implementation of FIN 48, the Company recognized an increase in the liability for unrecognized tax benefits of approximately $5.2 million, which was accounted for as a reduction to the January 1, 2007 balance of retained income. The total amount of federal, state and local, and foreign unrecognized tax benefits as of December 31, 2007 and January 1, 2007 were $45.8 million and $75.1 million, respectively, exclusive of interest and penalties. Included in the balance at December 31, 2007 and January 1, 2007, are $3.9 million and $13.5 million, respectively, of tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. Because of the impact of deferred tax accounting, other than interest and penalties, the disallowance of the shorter deductibility period would not affect the annual effective tax rate but would accelerate the payment of cash to the taxing authority to an earlier period. The Company recognizes accrued interest and penalties related to unrecognized tax benefits in interest expense and operating expense, respectively. In addition to the unrecognized tax benefits, as of December 31, 2007 and January 1, 2007, the Company had $11.9 million and $12.4 million, respectively, of accrued interest and penalties associated with uncertain tax positions.
     For the years ended December 31, 2007, 2006 and 2005, management made no material changes in its assumptions regarding the determination of the provision for income taxes. However, certain events could occur that would materially affect the Company’s estimates and assumptions regarding deferred taxes. Changes in current tax laws and applicable enacted tax rates could affect the valuation of deferred tax assets and liabilities, thereby impacting the Company’s income tax provision.
     Stock-based Compensation. Effective January 1, 2006, the Company adopted SFAS No. 123(R), applying the modified prospective method, under which prior periods are not revised for comparative purposes. Under the fair value recognition provisions of this statement, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period, which is the vesting period. Prior to the adoption of SFAS No. 123(R), the Company applied the provisions of the Accounting Principles Board Opinion
No. 25, “Accounting for Stock Issued to Employees,” in accounting for its stock-based awards and accordingly, recognized no compensation cost for its stock plans other than for its restricted stock performance and non-performance awards.
     Under the modified prospective method, SFAS No. 123(R) applies to new awards and to the unvested portion of awards that were outstanding as of December 31, 2005 as well as awards that were outstanding as of December 31, 2005 that are subsequently modified, repurchased or canceled. Compensation expense recognized during the years ended December 31, 2007 and 2006 includes the expense for all share-based payments granted prior to, but not yet vested as of December 31, 2005, based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”), and the expense for all share-based payments granted subsequent to December 31, 2005, based on the grant-date fair value estimated in accordance with the provisions of SFAS No.123(R).
     Stock-based compensation expense for the years ended December 31, 2007, 2006 and 2005 was $124.7 million, $136.2 million and $51.1 million, respectively.
     In 2006, the Company incurred a one-time charge of $23.8 million ($14.9 million after-tax, or $0.04 per diluted share) from the elimination of the Company’s restoration stock option program. The Company’s Board of Directors voted to terminate the restoration feature of its stock option program effective March 30, 2006. Also included in stock-based compensation expense is restricted performance stock expense of $94.2 million ($58.8 million after-tax, or $0.17 per diluted share) in 2007, $66.0 million ($41.5 million after-tax, or $0.11 per diluted share) in 2006 and $51.1 million ($32.1 million after-tax, or $0.08 per diluted share) in 2005. The Company has reshaped its long-term incentive compensation program to emphasize the use of restricted performance stock over employee stock options (see Note 8 to the consolidated financial statements).
     The Company uses a lattice-based option-pricing model to estimate the fair value of options granted in 2007, 2006 and 2005. Options granted prior to January 1, 2005 were valued using the Black-Scholes model. The following assumptions were used in valuing the options granted during the years ended December 31, 2007, 2006 and 2005:

	2007	2006	2005

Risk-free average interest rate	3.60–6.28%	4.14–6.07%	1.99–4.64%
Dividend yield	1.2–1.7%	1.1–1.5%	1.6%
Volatility	14–22%	12–22%	16–24%
Expected life (years)	7.0–7.2	6.7–7.1	0.5–6.8
Weighted-average grant- date fair value	$15.80	$14.15	$8.90

     Because lattice-based option-pricing models incorporate ranges of assumptions, those ranges are disclosed. These assumptions are based on multiple factors, including historical exercise patterns,

Management’s Discussion and Analysis
Critical Accounting Policies and Estimates (continued)
post-vesting termination rates, expected future exercise patterns and the expected volatility of the Company’s stock price. The risk-free interest rate is the imputed forward rate based on the U.S. Treasury yield at the date of grant. The Company uses the historical volatility of the Company’s stock price over the expected term of the options to estimate the expected volatility. The expected term of options granted is derived from the output of the lattice model and represents the period of time that options granted are expected to be outstanding.
Results of Operations — Consolidated Review
Revenue and Operating Profit

(in millions)	2007(a)	2006(b)	2005(c)

Revenue	$6,772.3	$6,255.1	$6,003.6
% increase	8.3%	4.2%	14.3%
Operating profit*	$1,822.9	$1,581.3	$1,490.0
% increase	15.3%	6.1%	14.7%
% operating margin	27%	25%	25%

*	Operating profit is income from operations before taxes on income, interest expense and corporate expense.

(a)	2007 operating profit includes pre-tax gains relating to divestitures and a pre-tax charge related to restructuring.

(b)	2006 operating profit includes a pre-tax charge related to the effect of adopting SFAS No. 123(R), the elimination of the Company’s restoration stock option program and a pre-tax charge related to restructuring.

(c)	2005 operating profit includes a pre-tax charge related to restructuring.
     The Segment Review that follows is incorporated herein by reference.
2007 Compared with 2006
In 2007 the Company achieved growth in revenue and operating profit of 8.3% and 15.3%, respectively. The increase in revenue is primarily attributable to growth in the Financial Services and McGraw-Hill Education segments. In 2007, foreign exchange rate fluctuations positively impacted revenue growth by $78.3 million but had an immaterial impact on operating profit growth. The Company generally has naturally hedged positions in most countries. However, in 2007, the Company generated a portion of its revenue in foreign countries in U.S. dollars, where most of the expenses are denominated in local currencies, which generally strengthened against the dollar. In 2006, foreign exchange contributed $12.7 million to revenue and had an immaterial impact on operating profit.
     Product revenue increased 6.6% in 2007, due primarily to a stronger state adoption year in K-12 for the McGraw-Hill Education segment as well as growth in U.S. and international higher education sales. The product margin increased to 17.6% in 2007 from 16.5% in 2006. Product revenue consists of revenue from the McGraw-Hill Education and Information & Media segments and represents educational products, primarily books, magazine circulation revenue and syndicated study product revenue.
     Service revenue increased 9.3% in 2007, due primarily to a 10.9% increase in the Financial Services segment despite challenging market conditions in the second half of 2007 in the credit markets which adversely impacted structured finance. Service revenue consists of revenue of the Financial Services segment and the remaining revenue in Information & Media and McGraw-Hill Education’s service contracts for assessments. The revenue represents information-related services, advertising and service contracts for assessments. The Financial Services segment’s increase in revenue was driven by corporate (industrial and financial services) and government finance ratings and investment services. Strength in Investment Services was driven by demand for both the Capital IQ and index products. The service margin increased to 32.4% in 2007 from 30.9% in 2006. In Financial Services, issuance levels deteriorated across all asset classes and regions during the latter part of the year because of the current credit market conditions. The impact on U.S. residential mortgage-backed securities (“RMBS”) and U.S. collateralized debt obligations (“CDOs”) had the greatest impact on structured finance ratings. The Company expects the current market conditions and global issuance levels to persist through the first half of 2008 versus the prior year, primarily in structured finance. The outlook for U.S. RMBS and CDOs as well as other asset classes is dependent upon many factors including the general condition of the economy, interest rates, credit quality and spreads, and the level of liquidity in the financial markets.
     During 2007, no significant acquisitions were made.
     On March 16, 2007, the Company sold its mutual fund data business, which was part of the Financial Services segment. The sale resulted in a $17.3 million pre-tax gain ($10.3 million after-tax, or $0.03 per diluted share), recorded as other income. The divestiture of the mutual fund data business is consistent with the Financial Services segment’s strategy of directing resources to those businesses that have the best opportunities to achieve both significant financial growth and market leadership. The divestiture will enable the Financial Services segment to focus on its core business of providing independent research, ratings, data, indices and portfolio services. The impact of this divestiture on comparability of results is immaterial.
     During 2006, no significant acquisitions or divestitures were made.
     During 2006, the Sweets building products database was integrated into the McGraw-Hill Construction Network, providing architects, engineers and contractors a powerful new search function for finding, comparing, selecting and purchasing products. Although it was anticipated that Sweets would move from a primarily print catalog to an online service, customers contracted to purchase a bundled print and integrated online product. Historically, Sweets print catalog sales were recognized in the fourth quarter of each year, when catalogs were delivered to our customers. Online service revenue is recognized as service is provided. The impact of recognizing sales of the bundled product ratably over the service period negatively impacted 2006 revenue by $23.8 million and operating profit by $21.1 million, with the deferral recognized in 2007.
     In the fourth quarter of 2007, the Company restructured a limited number of business operations to enhance the Company’s long-term growth prospects. The Company incurred a 2007 restructuring charge of $43.7 million pre-tax ($27.3 million after-tax, or $0.08 per diluted share), which consisted mostly of severance costs related to a workforce reduction of approximately 600 positions across the Company.
     In the third and fourth quarters of 2006, the Company also restructured a limited number of business operations to enhance the Company’s long-term growth prospects and incurred a 2006 restructuring charge of $31.5 million pre-tax ($19.8 million after-tax, or $0.06 per diluted share), which consisted primarily of vacant facilities and employee severance costs related to the reduction of approximately 700 positions in the McGraw-Hill Education segment, Information & Media segment and Corporate.
     In 2006, the Company incurred a one-time charge of $23.8 million pre-tax ($14.9 million after-tax or $0.04 per diluted share) from the elimination of the Company’s restoration stock option program. The Company’s Board of Directors voted to terminate the restoration feature of its stock option program effective March 30, 2006.
2006 Compared with 2005
In 2006, the Company achieved growth in revenue and income from operations. The results are primarily attributable to growth in the Financial Services segment and the impact of the April 1, 2005 acquisition of J.D. Power and Associates, which contributed $43.8 million in revenue in the first quarter of 2006 and had no material impact on operating profit. In 2006, foreign exchange rates contributed $12.7 million to revenue and had no material impact on operating profit. In 2005, foreign exchange rates contributed $6.0 million to revenue and had no material impact on operating profit.
     During 2006, the Sweets building products database was integrated into the McGraw-Hill Construction Network, providing architects, engineers and contractors a powerful new search function for finding, comparing, selecting and purchasing products. Although it was anticipated that Sweets would move from a primarily print catalog to an online service, customers contracted to purchase a bundled print and integrated online product. Historically, Sweets print catalog sales were recognized in the fourth quarter of each year, when catalogs were delivered to its customers. Online service revenue is recognized as service is provided. The impact of recognizing sales of the bundled product ratably over the service period negatively impacted 2006 revenue by $23.8 million and operating profit by $21.1 million with the deferred revenue and corresponding operating profit recognized in 2007.
     Effective January 2006, the Company adopted the provisions of, and accounts for stock-based compensation in accordance with, SFAS No. 123(R). The Company has applied the modified-prospective method, under which prior periods are not revised for comparability purposes. Under the fair value recognition provisions of this statement, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period, which is the vesting period. The valuation provisions of SFAS No. 123(R)
apply to new grants and to the non-vested portions of grants that were outstanding as of the effective date as well as grants that were outstanding as of the effective date that are subsequently modified. Estimated compensation for grants that were outstanding as of the effective date are recognized over the remaining service period using the compensation cost estimated for the SFAS No. 123 pro forma disclosures. Prior to the adoption of SFAS No. 123(R), the Company applied the provisions prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” in accounting for its stock-based awards and, accordingly, recognized no compensation cost for its stock option plans other than for its restricted stock performance and non-performance awards.
     For the year ended 2006, the Company incurred stock-based compensation expense of $136.2 million pre-tax ($85.5 million after-tax, or $0.23 per diluted share), which is primarily related to the adoption of SFAS No. 123(R) and includes a one-time charge of $23.8 million pre-tax ($14.9 million after-tax, or $0.04 per diluted share) from the elimination of the Company’s restoration stock option program. The Company’s Board of Directors voted to terminate the restoration feature of its stock option program effective March 30, 2006. Also included in 2006 stock-based compensation expense is restricted performance stock expense of $66.0 million pre-tax ($41.5 million after-tax, or $0.11 per diluted share) compared with $51.1 million pre-tax ($32.1 million after-tax, or $0.08 per diluted share) in the same period of 2005. Additionally, the Company has reshaped its long-term incentive compensation program to emphasize the use of restricted performance stock over employee stock options.
     In the third and fourth quarters of 2006, the Company restructured a limited number of business operations to enhance the Company’s long-term growth prospects. The restructuring will strengthen key capabilities, lower costs and allow the Company to direct resources to areas with the greatest potential for continued growth in the years ahead. The Company incurred a 2006 restructuring charge of $31.5 million pre-tax ($19.8 million after-tax, or $0.06 per diluted share), which consisted primarily of vacant facilities and employee severance costs related to the reduction of approximately 700 positions in the McGraw-Hill Education segment, Information & Media segment and Corporate.
     During the fourth quarter of 2005, the Company recorded a restructuring charge of $23.2 million pre-tax, which consisted primarily of employee severance costs related to the reduction of positions across the Company.
     During 2006 no significant acquisitions or divestitures were made.
     During 2005, the Company made several acquisitions as follows:
•	CRISIL Limited: The Company acquired majority ownership of CRISIL Limited (“CRISIL”), a leading provider of credit ratings, financial news and risk and policy advisory services in India on June 1, 2005. CRISIL is now part of the Financial Services segment.

Management’s Discussion and Analysis
Results of Operations — Consolidated Review (continued)
•	Vista Research, Inc: The Company acquired Vista Research, Inc., a leading provider of primary research on April 1, 2005. Vista Research, Inc. is now part of the Financial Services segment.

•	J.D. Power and Associates (“JDPA”): The Company acquired JDPA, a leading provider of marketing information services for the global automotive industry that has established a strong and growing presence in several other important industries, including finance and insurance, healthcare, home building, telecommunications and energy, on April 1, 2005. JDPA is now part of the Information & Media segment.
     In 2005, the Company sold its Healthcare Information Group, a unit of the Information & Media segment. The Healthcare Information Group consisted of several magazines including: The Physician and Sportsmedicine, Postgraduate Medicine and Healthcare Informatics, as well as a variety of healthcare information programs that serve the medical market. The Company recognized a pre-tax loss of $5.5 million ($3.3 million after-tax, or less than 1 cent per diluted share).
     In 2005, the Company sold its Corporate Value Consulting (“CVC”) business, the valuation services unit of the Financial Services segment. This business was selected for divestiture as it no longer fit with the Company’s strategic plans. The divestiture of CVC enabled the Financial Services segment to focus on its core business of providing independent research, ratings, data indices and portfolio services. The Company recognized a pre-tax gain of $6.8 million ($4.2 million after-tax, or $0.01 per diluted share).
     Revenue from McGraw-Hill Education’s service contracts for assessments of $214.4 million and $246.1 million in 2006 and 2005, respectively, have been reclassified from product to service as a result of the service component becoming more significant and inseparable from the deliverable.
     Product revenue decreased 3.7% in 2006, due to a weaker state new adoption market for the McGraw-Hill Education segment. Product revenue consists of the revenue from the McGraw-Hill Education and Information & Media segments and represents educational products, primarily books, magazine circulation revenue and syndicated study product revenue.
     Service revenue increased 10.0% in 2006, primarily due to increased revenue in the Financial Services segment, which increased 14.4% or $345.6 million. Financial Services revenue increased due to the strong performance of structured finance and corporate (industrial and financial services) and government ratings. The full year impact of the 2005 CRISIL Limited and Vista Research, Inc. acquisitions represented approximately 14.0% of the growth in the service revenue. Also contributing to growth was the acquisition of JDPA, which represented 10.6% of the growth in service revenue. Service revenue represents the revenue from the Financial Services segment; the remaining revenue of the Information & Media segment, primarily related to information-related services and advertising; and service assessment contracts for the McGraw-Hill Education segment.
Operating Profit and Margin
The following table sets forth information about the Company’s operating profit and operating margin by segment:
2007 Compared with 2006

	2007			2006
	Operating	%	%	Operating	%	%
(in millions)	Profit(a)	Total	Margin	Profit(b)	Total	Margin

McGraw-Hill Education	$400.0	22%	15%	$329.1	21%	13%
Financial Services	1,359.4	75%	45%	1,202.3	76%	44%
Information & Media	63.5	3%	6%	49.9	3%	5%

Total	$1,822.9	100%	27%	$1,581.3	100%	25%

(a)	2007 operating profit includes a pre-tax charge related to restructuring and a pre-tax gain on the sale of the Company’s mutual fund data business.

(b)	2006 operating profit includes a charge primarily related to the effect of adopting SFAS No. 123(R), the elimination of the Company’s restoration stock option program and a pre-tax charge related to restructuring.
     As demonstrated by the preceding table, operating margin percentages vary by operating segment and the percentage contribution to operating profit by each operating segment varies from year to year.
     The 2007 operating profit and operating margin percentages increased across all segments reflecting growing revenues and efficiency improvements.
     The McGraw-Hill Education (“MHE”) segment’s 2007 operating profit and margin increased by 21.5% and improved 1.7 percentage points, respectively, over 2006. These results were primarily due to the following items:
•	Strong performance at the School Education Group (“SEG”) was driven by an increase in the total state new adoption market from approximately $685 million in 2006 to approximately $820 million in 2007. In 2007, SEG outperformed the industry in the state new adoption market with an estimated share of 32% in grades K-12.

•	Growth at the Higher Education, Professional and International (“HPI”) Group was fueled by U.S. and international sales of higher education titles, growth in professional and reference products and expansion internationally.

•	SEG’s testing revenue increased over the prior year due to custom contracts in Georgia, Indiana, Florida and Wisconsin and higher shelf revenue driven chiefly by sales of Acuity formative assessments. SEG continued to invest in technology to improve efficiencies in developing, delivering, and scoring custom assessments.

•	Restructuring charges of $16.3 million and $16.0 million pre-tax affected the MHE segment operating profit for 2007 and 2006, respectively.

     The Financial Services (“FS”) segment’s 2007 operating profit and margin grew by 13.1% and improved 1.0 percentage point, respectively, from 2006. These results were primarily due to the following items:
•	Acquisition-related financing and share repurchasing activity drove growth in corporate issuance (industrial and financial institutions) in both the U.S. and globally.

•	Robust public finance issuance was driven by requirements to raise new money to fund municipal projects and to refund existing debt.

•	Strong demand for investment services products such as Capital IQ and securities information products such as RatingsXpress and RatingsDirect.

•	Continued expansion in Standard & Poor’s indices, due to growth in assets under management for exchange traded funds.

•	Positive returns earned by CRISIL Limited, India’s leading provider of credit ratings, financial news and risk and policy advisory services.

•	Restructuring charges of $18.8 million pre-tax impacted the Financial Services segment’s operating profit for 2007.

•	The sale of the segment’s mutual fund data business contributed $17.3 million pre-tax to operating profit for 2007 but did not materially impact the comparability of results.
     The Information & Media (“I&M”) segment’s 2007 operating profit and margin grew by 27.2% and improved 1.2 percentage points, respectively, from 2006. These results were primarily due to the following items:
•	In the Business-to-Business Group, oil, natural gas and power news and pricing products experienced growth as a result of the increased demand for market information due to volatility in the price of crude oil and other commodities.

•	Expansion of international research studies, growth domestically from new research studies and increased revenue from corporate communications positively influenced 2007 Business-to-Business Group results.

•	The Sweets transformation in the Business-to-Business Group resulted in deferral of revenues of $23.8 million and operating profit of $21.1 million in 2006, with a corresponding benefit in 2007.

•	Declines in BusinessWeek‘s advertising pages in the global edition for 2007 had an adverse impact on 2007 Business-to-Business Group results.

•	In Broadcasting, comparisons to 2006 were adversely impacted by declines in political advertising as well as local and national advertising, particularly in the automotive and services sectors.

•	Restructuring charges of $6.7 million and $8.7 million pre-tax impacted the I&M segment’s operating profit for 2007 and 2006, respectively.

•	I&M’s 2006 operating profit includes a one-time stock-based compensation expense pre-tax charge of $2.7 million from the elimination of the Company’s restoration stock option program.
2006 Compared with 2005

	2006			2005
	Operating	%	%	Operating	%	%
(in millions)	Profit(a)	Total	Margin	Profit(b)	Total	Margin

McGraw-Hill Education	$329.1	21%	13%	$410.2	28%	15%
Financial Services	1,202.3	76%	44%	1,019.2	68%	42%
Information & Media	49.9	3%	5%	60.6	4%	7%

Total	$1,581.3	100%	25%	$1,490.0	100%	25%

(a)	2006 operating profit includes a charge primarily related to the effect of adopting SFAS No. 123(R), the elimination of the Company’s restoration stock option program and a pre-tax charge related to restructuring.

(b)	2005 operating profit includes a pre-tax charge relating to restructuring.
     As demonstrated by the preceding table, operating margins vary by operating segment and the percentage contribution to operating profit by each operating segment fluctuates from year to year.
     In 2006, operating profit increased as a result of the Financial Services segment. Impacting these results is stock-based compensation expense of $136.2 million pre-tax ($85.5 million after-tax, or $0.23 per diluted share) primarily related to the adoption of SFAS No. 123(R). This charge includes a one-time charge of $23.8 million pre-tax ($14.9 million after-tax, or $0.04 per diluted share) from the elimination of the Company’s restoration stock option program. Also included in 2006 stock-based compensation expense is restricted performance stock expense of $66.0 million pre-tax ($41.5 million after-tax, or $0.11 per diluted share) compared with $51.1 million pre-tax ($32.1 million after-tax, or $0.08 per diluted share) in 2005. During the third and fourth quarters of 2006, the Company restructured a limited number of business operations to enhance the Company’s long-term growth prospects. The Company incurred a 2006 restructuring charge of $31.5 million pre-tax, which consisted primarily of employee severance costs related to the headcount reduction of approximately 700 in the McGraw-Hill Education segment, Information & Media segment and Corporate. The total 2006 restructuring charge after-tax was $19.8 million and impacted diluted earnings per share by $0.06. The impact of the Sweets transformation within the Information & Media segment resulted in a decrease in operating profit of $21.1 million.
     The McGraw-Hill Education (“MHE”) segment’s 2006 operating profit and margin declined by 19.8% and a 2.3 percentage point change, respectively, from 2005. These results were primarily due to the following items:
•	A weak performance at School Education Group (“SEG”) due to the decline in the state new adoption market from $950 million in 2005 to $685 million in 2006.

•	Less successful performances than initially expected by SEG’s elementary programs in key adoptions in Florida and California for 2006.

•	A decrease in volume and scope of custom assessments due in part to the non-renewal of low margin contracts.

Management’s Discussion and Analysis
Results of Operations — Consolidated Review (continued)

•	Decreases in shelf assessment products as the states continue to migrate away from these products due to the impact of No Child Left Behind.

•	Growth in the Higher Education, Professional and International Group driven by its strong science, engineering and mathematics lists.

•	The stock-based compensation impact to MHE, in accordance with SFAS No. 123(R), of $31.6 million, which includes a charge of $4.2 million from the elimination of the Company’s restoration stock option program and $16.8 million of restricted performance stock expense. MHE’s restricted performance stock expense for 2005 was $12.0 million.

•	Pre-tax restructuring charges of $16.0 million and $9.0 million affected the MHE segment’s operating profit for 2006 and 2005, respectively.
     The Financial Services (“FS”) segment’s 2006 operating profit and margin grew by 18.0% and a 1.3 percentage point change, respectively, from 2005. These results were primarily due to the following items:
•	Growth in structured finance related to the continued strength in issuance of U.S. commercial mortgage-backed securities and collateralized debt obligations (“CDOs”) in 2006, primarily driven by strong investor demand for both asset classes, strong commercial real estate origination trends and new CDO structures and arbitraging opportunities.

•	Growth in corporate finance ratings, which is attributable to increases in industrial issuance, driven primarily by the market’s favorable financing conditions, robust capital spending and healthy merger and acquisition activity.

•	Strong demand for ratings and research products such as RatingsDirect and RatingsXpress.

•	Continued expansion in Standard & Poor’s indices, due to growth in assets under management for exchange-traded funds and higher trading levels for futures and options based on S&P indices.

•	The impact of stock-based compensation, in accordance with SFAS No. 123(R), of $38.3 million, which includes a charge to FS of $2.1 million from the elimination of the Company’s restoration stock option program and $20.2 million of restricted performance stock expense. FS’s restricted performance stock expense for 2005 was $8.4 million.

•	The disposition of the Corporate Value Consulting business, which contributed $13.7 million to 2005 operating profit.

•	A pre-tax restructuring charge of $1.2 million included in the FS segment’s operating profit for 2005.
     The Information & Media (“I&M”) segment’s 2006 operating profit and margin declined by 17.6% and a 1.4 percentage point change, respectively, from 2005. These results were primarily due to the following items:
•	The Sweets transformation, which resulted in lower than anticipated revenues of $23.8 million and operating profit of $21.1 million.

•	The impact of stock-based compensation, in accordance with SFAS No. 123(R), of $22.9 million, which includes a charge to
I&M of $2.7 million from the elimination of the Company’s restoration stock option program and $12.1 million of restricted performance stock expense. I&M’s restricted performance stock expense for 2005 was $8.8 million.

•	Pre-tax restructuring charges of $8.7 million and $10.2 million in the I&M segment’s operating profit for 2006 and 2005, respectively.

•	The decline was partially offset by strength in oil pricing and information products.
Operating Costs and Expenses

(in millions)	2007	2006	2005

Operating-related expenses	$2,527.6	$2,387.2	$2,316.3
% growth	5.9%	3.1%	13.2%
Selling and general expenses	2,437.9	2,287.9	2,172.4
% growth	6.6%	5.3%	14.1%
Other operating costs and expenses	161.0	161.6	151.0
% growth	—%	7.0%	21.1%

Total expense	$5,126.5	$4,836.7	$4,639.7
% growth	6.0%	4.2%	13.8%

2007 Compared with 2006
Total expenses in 2007 increased 6.0% while total revenue in 2007 increased 8.3%. The growth in total expenses is attributed primarily to the growth in the Financial Services and McGraw-Hill Education segments.
     The Company implemented SFAS No. 123(R), “Share-Based Payment,” on January 1, 2006. Included in the 2006 stock-based compensation expense is a one-time charge of $23.8 million from the elimination of the Company’s restoration stock option program.
     Total product-related expenses increased 5.3% while product revenue increased 6.6%. Product operating-related expenses, which includes amortization of prepublication costs, increased $37.2 million or 3.4%, primarily due to the growth in expenses at McGraw-Hill Education. The growth in expenses is primarily due to increases in direct expenses relating to product development, partially offset by cost containment efforts. Amortization of pre-publication costs increased by $11.8 million or 5.2%, as compared with same period in 2006, as a result of product mix and adoption cycles. For 2007, combined printing, paper and distribution prices for manufacturing remained flat versus 2006. Printing prices decreased slightly versus 2006 due to successful negotiations with suppliers globally. Paper prices were limited to a slight increase due to successful negotiations and long-term agreements in place limiting increases for a majority of the Company’s paper purchases. Overall distribution prices increased 2.6% due to U.S. Postal Service, international postage and air-freight rate increases, offset by savings resulting from changes in distribution delivery methods and negotiations with ground carriers. In 2007, combined paper, printing and distribution expenses represented 23.2% of total operating-related expenses. Product-related selling and general expenses increased 7.4%, primarily due to increased sales opportunities at McGraw-Hill Education. The product margin improved 1.0% mainly due to the increased state new adoption opportunities at McGraw-Hill Education and the effect of previous restructuring initiatives.
     Total service-related expenses increased 6.9%, while service revenue increased 9.3%. Service operating-related expenses increased 8.0% and service selling and general expenses increased 5.9%, while the service margin improved 1.5%, primarily due to revenue growth across all segments led by Financial Services.
     During 2007 and 2006, the Company restructured a limited number of business operations to enhance the Company’s long-term growth prospects. Included in selling and general expenses for 2007 are restructuring charges of $43.7 million pre-tax ($27.3 million after-tax, or $0.08 per diluted share), which consisted primarily of severance costs related to a workforce reduction of approximately 600 positions across the Company. Included in selling and general expenses for 2006 are restructuring charges of $31.5 million pre-tax ($19.8 million after-tax, or $0.06 per diluted share), which consisted primarily of employee severance costs related to the reduction of approximately 700 positions in the McGraw-Hill Education segment, Information & Media segment and Corporate.
     Other operating costs and expenses, which include depreciation and amortization of intangibles, were essentially flat.
Expense Outlook
Product-related expense growth is anticipated to accelerate in 2008 as the McGraw-Hill Education segment prepares for increased opportunities offered by the state adoption cycle in 2008 and beyond, with prepublication spending expected to increase to between $300 million to $310 million. It is anticipated that this level of spending will continue over the next few years. This increased investment will result in an increase in the amortization of pre-publication costs of approximately $45 million or 19% in 2008.
     Combined printing, paper, and distribution prices for product-related manufacturing, which typically represent 20% of total operating-related expenses, are expected to remain flat in 2008. The Company continues to take advantage of opportunities to lower manufacturing costs that will positively impact 2008 and beyond. This includes increased focus on more effective product assignments to lower-cost suppliers worldwide. Printing prices are expected to remain roughly flat in 2008. The Company’s overall paper price increase will be limited to approximately 4.0% due to negotiated price reductions, long-term agreements and short-term price caps. Overall distribution prices are expected to rise approximately 4.0% due to increases in U.S. Postal Service, international postage rates, and air-freight and trucking.
     In 2008, the Company will continue its efforts relating to its global resource management initiatives and business process improvements to further enhance operating efficiencies and leverage its buying power. The Company expects to generate expense savings from the restructurings implemented over the last few years.
     Merit increases for 2008 will be approximately 3.5%, unchanged from prior year. Minimal staff increases are expected at the McGraw-Hill Education and Information & Media segments.
Financial Services will increase positions in India to support growth at its CRISIL and Capital IQ divisions.
     In 2008, depreciation is expected to increase as a result of projected capital spending of approximately $170 million in 2008 and a full year of depreciation from 2007 capital expenditures, primarily related to investments in the Company’s information technology data centers and technology-related equipment. Intangible amortization is expected to remain flat in 2008.
2006 Compared with 2005
In 2006, total expenses increased 4.2% over the prior year, which is slightly higher than revenue growth.
     A significant portion of both operating-related and selling and general expenses is compensation expense, which increased approximately 9.4% in 2006, primarily as a result of stock-based compensation and an increase in the employee base, primarily as a result of international expansion. Effective January 1, 2006, the Company adopted SFAS No. 123(R), applying the modified prospective method, under which prior periods are not revised for comparative purposes. Prior to the adoption of SFAS No. 123(R), the Company applied the provisions of the Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” in accounting for its stock-based awards and, accordingly, recognized no compensation cost for its stock plans other than for its restricted stock performance and non-performance awards.
     The Company’s 2006 operating-related and selling and general expenses include a stock-based compensation pre-tax charge of $32.0 million and $104.2 million, respectively, primarily as a result of the implementation of SFAS No. 123(R). This charge includes a one-time charge of $23.8 million in selling and general expenses from the elimination of the Company’s restoration stock option program. Also included in the 2006 stock-based compensation expense is restricted performance stock of $12.7 million in operating-related expenses and $53.3 million in selling and general expenses as compared with $51.1 million in selling and general expenses, respectively, in 2005.
     Also contributing to the increase in compensation expense is the increase in pension expense from the Company’s U.S. and U.K. qualified retirement plans. Effective January 1, 2006, the Company changed certain assumptions on its pension plans. The effect of these changes resulted in an increase in pension expense for 2006 of $12.7 million pre-tax.
     Beginning in the third quarter of 2006, the Company restructured a limited number of business operations to enhance the Company’s long-term growth prospects. The Company incurred a 2006 restructuring charge of $31.5 million pre-tax, all of which was charged to selling and general expenses. The restructuring consisted primarily of employee severance costs related to the reduction of approximately 700 positions in the McGraw-Hill Education segment, Information & Media segment and Corporate.
     During the fourth quarter of 2005, the Company recorded a restructuring charge of $23.2 million pre-tax, all of which was charged to selling and general expenses. The restructuring consisted primarily of employee severance costs related to the reduction of positions across the Company.

Management’s Discussion and Analysis
Results of Operations — Consolidated Review (continued)

     During 2005, the Company made several acquisitions, which are further discussed in Note 2 to the Company’s consolidated financial statements, as follows:
•	CRISIL Limited: The Company acquired majority ownership of CRISIL Limited (“CRISIL”), a leading provider of credit ratings, financial news and risk and policy advisory services in India on June 1, 2005. CRISIL is now part of the Financial Services segment.

•	Vista Research, Inc: The Company acquired Vista Research, Inc., a leading provider of primary research on April 1, 2005. Vista Research, Inc. is now part of the Financial Services segment.

•	J.D. Power and Associates (“JDPA”): The Company acquired JDPA, a leading provider of marketing information services for the global automotive industry that has established a strong and growing presence in several other important industries, including finance and insurance, healthcare, home building, telecommunications and energy, on April 1, 2005. JDPA is now part of the Information & Media segment.
     In 2005, the Company sold its Healthcare Information Group, a unit of the Information & Media segment. The Healthcare Information Group consisted of several magazines including: The Physician and Sportsmedicine, Postgraduate Medicine and Healthcare Informatics, as well as a variety of healthcare information programs that serve the medical market. The Company recognized a pre-tax loss of $5.5 million ($3.3 million after-tax, or less than 1 cent per diluted share), which is included in other income.
     In 2005, the Company sold its Corporate Value Consulting (“CVC”) business, the valuation services unit of the Financial Services segment. This business was selected for divestiture as it no longer fit with the Company’s strategic plans. The divestiture of CVC enabled the Financial Services segment to focus on its core business of providing independent research, ratings, data indices and portfolio services. The Company recognized a pre-tax gain of $6.8 million ($4.2 million after-tax, or $0.01 per diluted share), which is included in other income.
     Operating-related and selling and general expenses from McGraw-Hill Education’s service contracts for assessments of $239.4 million and $246.5 million in 2006 and 2005, respectively, have been reclassified from product to service as a result of the service component becoming more significant and inseparable from the deliverable.
     Total product-related expenses declined by 1.8% in 2006 while product-related revenue declined by 3.7%. Product operating-related expenses, which include the amortization of prepublication costs, were flat as compared with the prior year, primarily due to the reduced volume from the weaker adoption calendar and cost saving measures at McGraw-Hill Education, offset by stock-based compensation charges and the impact of first quarter 2006 for JDPA. Amortization of prepublication costs decreased $5.9 million as compared with 2005, as a result of product mix and the adoption cycle. For 2006, combined printing, paper and distribution prices for product-related manufacturing increased by approximately 1.3% or $6.3 million. Printing prices were held to a slight increase versus 2005 due to successful negotiations with suppliers globally. Paper prices were limited to a 2.4% increase due to successful negotiations and long-term agreements in place limiting increases for a majority of the Company’s paper purchases. Overall distribution prices increased by 4.9% due to the U.S. Postal Service rate increase combined with air-freight and trucking rate increases averaging 4.0%. In 2006, combined paper, printing and distribution expenses represented 20.8% of total operating-related expenses. Product-related selling and general expenses decreased 3.8% as a result of McGraw-Hill Education’s cost-saving measures offset by stock-based compensation charges and restructuring charges. Product selling and general expenses in 2006 included restructuring charges of $9.3 million and 2005 restructuring charges of $9.0 million. The product margin for 2006 decreased 1.6%.
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
     In 2006, depreciation expense increased 6.0% to $113.2 million as a result of 2005 acquisitions and increased depreciation of technology-related equipment. Amortization of intangibles increased 9.4% to $48.4 million as of December 31, 2006 due to 2005 acquisitions.
Other Income — net

(in millions)	2007	2006	2005

Other income — net	$17.3	$—	$1.2
% growth	n/m	n/m	n/m

n/m — not meaningful
     In 2007, other income includes a gain on the sale of the Company’s mutual fund data business, which was part of the Financial Services segment. The sale resulted in a $17.3 million pre-tax gain ($10.3 million after-tax, or $0.03 per diluted share). In 2006, the Company did not have other income. In 2005, other income includes a $6.8 million pre-tax gain from the disposition of Corporate Value Consulting, which was mostly offset by a $5.5 million pre-tax loss on the disposition of the Healthcare Information Group.

Interest Expense — net

(in millions)	2007	2006	2005

Interest expense — net	$40.6	$13.6	$5.2
% growth	n/m	n/m	(10.1)%

n/m — not meaningful
     Interest expense increased to $40.6 million in 2007, compared with $13.6 million in 2006. This increase is due to higher average debt borrowings and higher interest rates in 2007. The higher level of borrowings was driven by cash requirements above our operating cash flow to execute our share repurchase program. In 2007, the Company repurchased 37 million shares at an average price of $59.80, as compared with 2006 repurchases of 28.4 million shares at an average price of $54.23.
     In November 2007, the Company issued $1.2 billion of senior notes as follows: $400 million of 5.375% senior notes due in 2012; $400 million of 5.900% senior notes due in 2017; and $400 million of 6.550% senior notes due in 2037. Included in 2007 is $11.7 million of interest and debt discount amortization related to the senior notes.
     Average total short-term borrowings consisted of commercial paper, extendible commercial notes (“ECNs”), and promissory note borrowings. Average short-term borrowings outstanding in 2007 were $674.8 million at an average interest rate of 5.4%. This compares with average total short-term borrowings consisting of commercial paper outstanding in 2006 of $223.1 million at an average interest rate of 5.2%. There were no ECNs or promissory note borrowings outstanding during 2006, and there were no commercial paper borrowings outstanding at December 31, 2007, 2006 and 2005.
     Interest expense in 2005 was $5.2 million. Average commercial paper outstanding during 2005 was $129.3 million and average interest rate on commercial paper borrowings in 2005 was 3.1%. The increase in interest expense in 2006 compared with 2005 resulted from an increase in both average commercial paper borrowings and higher interest rates. Lower interest income earned on lower investment balances represents the remaining variance. The increase in average borrowings was required to help fund share repurchases of 28.4 million shares in 2006 compared with 14.3 million shares in 2005.
     Included in 2007, 2006 and 2005 was approximately $8.5 million, $8.9 million and $9.3 million, respectively, of non-cash interest expense related to the accounting for the sale-leaseback of the Company’s headquarters building in New York City.
     In 2008, interest expense is projected to increase as a result of the full year impact of increased borrowings to fund 2007 share repurchases as well as anticipated 2008 share repurchases under the current program, which has 28 million shares remaining.
Provision for Income Taxes

	2007	2006	2005

Provision for income taxes as
% of income from operations	37.5%	37.2%	37.9%

     During 2007, the Company’s annual effective tax rate increased from 37.2% to 37.5% due to minor increases in state taxes.
     The Company adopted the provisions of FIN 48 on January 1, 2007. As a result of the implementation of FIN 48, the Company recognized an increase in the liability for unrecognized tax benefits of approximately $5.2 million, which was accounted for as a reduction to the January 1, 2007 balance of retained income. The total amount of federal, state and local, and foreign unrecognized tax benefits as of December 31, 2007 and January 1, 2007 were $45.8 million and $75.1 million, respectively, exclusive of interest and penalties. Included in the balance at December 31, 2007 and January 1, 2007, are $3.9 million and $13.5 million, respectively, of tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. Because of the impact of deferred tax accounting, other than interest and penalties, the disallowance of the shorter deductibility period would not affect the annual effective tax rate but would accelerate the payment of cash to the taxing authority to an earlier period. The Company recognizes accrued interest and penalties related to unrecognized tax benefits in interest expense and operating expense, respectively. In addition to the unrecognized tax benefits, as of December 31, 2007 and January 1, 2007, the Company had $11.9 million and $12.4 million, respectively, of accrued interest and penalties associated with uncertain tax positions.
     In 2007, the Company completed the U.S. federal tax audits for the years ended December 31, 2004, 2005 and 2006 and consequently has no open U.S. federal income tax examinations for years prior to 2007. In 2007, the Company completed various state and foreign tax audits and, with few exceptions, is no longer subject to state and local, or non-U.S. income tax examinations by tax authorities for the years before 2002. See Note 5 to the Company’s consolidated financial statements for reconciliation of the beginning and ending amount of unrecognized tax benefits.
     During 2006, the Company completed various federal, state and local, and foreign tax audits and accordingly removed approximately $17 million from its accrued income tax liability accounts. This amount was offset by additional requirements for taxes related to foreign subsidiaries. The effective tax rate for the year ended December 31, 2006 was 37.2%.
     During 2005, the Company repatriated $209.3 million of earnings from its foreign subsidiaries. The repatriation took advantage of the one-time incentive offered under the American Jobs Creation Act of 2004 and resulted in an incremental income tax of $10.0 million. The effective tax rate for the year ended December 31, 2005 was 37.9%.

Management’s Discussion and Analysis
Results of Operations - Consolidated Review (continued)

     The Company expects the 2008 effective tax rate to be approximately 37.5% absent the impact of numerous factors including intervening audit settlements, changes in federal, state or foreign law and changes in the locational mix of the Company’s income.
Net Income

(in millions)	2007	2006	2005

Net income	$1,013.6	$882.2	$844.3
% growth	14.9%	4.5%	11.7%

     Net income for 2007 increased 14.9% as compared with 2006 as a result of the strong performance in the Financial Services and McGraw-Hill Education segments. Included in net income is an after-tax charge of $27.3 million relating to restructuring and an after-tax gain of $10.3 million on the divestiture of the Company’s mutual fund data business.
     Net income for 2006 increased 4.5% as compared with 2005 primarily as a result of performance in the Financial Services segment. Included in net income is an after-tax charge of $19.8 million relating to restructuring and an after-tax charge of $85.5 million relating to stock-based compensation expense. The Sweets transformation from a primarily print catalog to an integrated online service resulted in an after-tax deferral of $13.3 million in the 2006 net income with a corresponding increase in 2007.
Diluted Earnings per Common Share

	2007	2006	2005

Diluted earnings per common share:
Net income	$2.94	$2.40	$2.21
% growth	22.5%	8.6%	12.8%

     Diluted earnings per share were $2.94 in 2007 as compared with $2.40 in 2006. Included in 2007 is a $0.03 after-tax benefit of the divestiture of the Financial Services’ mutual fund data business and a $0.08 after-tax restructuring charge.
     Included in the 2006 diluted earnings per share is a one-time charge of $0.04 after-tax from the elimination of the Company’s restoration stock option program, a $0.06 after-tax restructuring charge and $0.04 deferral of revenue relating to the Sweets transformation, which was recognized in 2007.
     In 2005, diluted earnings per share includes a restructuring charge of $0.04 and dilution from the increase in the income taxes on the repatriation of foreign earnings of $0.03.
     The increase in diluted earnings per share in 2007 as compared with 2006 and in 2006 as compared with 2005 was due to increases in net income, enhanced by share repurchases of 37 million, 28.4 million and 14.3 million in 2007, 2006 and 2005, respectively.
     The effect of repurchases of common stock resulted in an increase in diluted earnings per share of $0.04 in 2007, $0.03 in 2006 and $0.02 in 2005.
Segment Review
McGraw-Hill Education

(in millions)	2007(a)	2006(b)	2005(a)

Revenue	$2,705.9	$2,524.2	$2,671.7
% increase/(decrease)	7.2%	(5.5)%	11.5%

Operating profit	$400.0	$329.1	$410.2
% increase/(decrease)	21.5%	(19.8)%	20.6%

% operating margin	15%	13%	15%

(a)	Operating profit includes a pre-tax charge relating to restructuring.

(b)	Operating profit includes the effect of adopting SFAS No. 123(R), the elimination of the Company’s restoration stock option program and a restructuring charge.
     The McGraw-Hill Education segment is one of the premier global educational publishers and is the largest U.S.-owned educational publisher serving the elementary and high school (“el-hi”), college and university, professional and international markets. The segment consists of two operating groups: the School Education Group (“SEG”) and the Higher Education, Professional and International (“HPI”) Group.
     In 2007, revenue for the McGraw-Hill Education segment increased 7.2% from the prior year. The increase in SEG’s revenue of 6.8% was driven by an increase in the total state new adoption market from approximately $685 million in 2006 to approximately $820 million in 2007. In 2007, SEG outperformed the industry in the state new adoption market with an estimated share of 32% in grades K-12. HPI’s revenue increased by 7.6% reflecting growth in U.S. and international sales of higher education titles, growth in professional and reference products and expansion internationally.
     In 2007, operating profit for the McGraw-Hill Education segment increased by $70.9 million or 21.5% as compared with 2006 driven by increased state new adoption opportunities in SEG and expansion across HPI, as well as cost containment efforts. The operating margin grew as a result of an increase in the total state new adoption market in 2007 and cost savings from various process efficiency initiatives, including the 2006 reorganization of the School Solutions Group. Foreign exchange rates benefited revenue by $23.6 million and did not have a material impact on operating profit.
     In 2007, the McGraw-Hill Education segment incurred restructuring charges totaling $16.3 million pre-tax. The pre-tax charge consists of employee severance costs related to a workforce reduction of approximately 300 positions across the segment and is included in selling and general expenses. These restructuring activities related primarily to reallocation of certain resources to support continued digital evolution and productivity initiatives at HPI and SEG.
     In 2006, the McGraw-Hill Education segment incurred restructuring charges totaling $16.0 million pre-tax. The restructuring included the integration of the Company’s elementary and secondary basal publishing businesses. The pre-tax charge consisted of employee severance costs related to a workforce reduction of approximately 450 positions primarily at SEG and vacant facilities costs at SEG. The vacant facilities costs primarily relate to the shutdown of the Company’s Salinas, California facility.
     McGraw-Hill Education’s 2006 operating profit includes a one-time stock-based compensation expense pre-tax charge of $4.2 million from the elimination of the Company’s restoration stock option program.
     In 2008, overall industry growth in the el-hi market is projected to be 4% to 5%, again driven by a strong state adoption cycle. The state new adoption market will improve to between $900 million and $950 million, depending on the available state funding, versus approximately $820 million for 2007. The key adoption opportunities in 2008 are California K-8 Math, Florida K-5 Reading and Texas K-5 Math. Open territory sales, which have remained flat over the past two years, are projected to increase modestly owing to pent-up demand for new instructional materials. In 2008, open territory purchasing may be affected by limited increases in federal funding and pressures on local and state budgets as problems in the housing sector cause tax revenues to decline. In 2008, SEG expects growth in revenue for “off the shelf” tests, notably Acuity, TerraNova3 and TABE. SEG will continue to focus on winning additional custom testing contracts in key states during 2008 while also investing in the technology necessary for the ongoing development of summative and formative assessment products that can be offered online.
     HPI expects 2008 to be a good year in higher education in the United States and internationally. Growth is expected at all four imprints: Science, Engineering and Mathematics (“SEM”); Business and Economics (“B&E”); Humanities, Social Science and Languages (“HSSL”); and Career Education. The professional market revenue should be driven by the core print business with strong growth in the medical product line partially offset by a decline in sales of technical titles. Digital licensing and digital subscriptions should also contribute to revenue growth.
     Operating margins for 2008 are expected to decrease due to increased prepublication spending and ensuing amortization as well as technology investments required by the digital transformation in the education markets and costs related to the migration to our new data center. These increased costs will be partially mitigated by process efficiencies.
     In 2006, revenue for the McGraw-Hill Education segment decreased 5.5% as compared with 2005. The decrease in SEG’s revenue of 12.4% resulted from the total state new adoption market decreasing from approximately $950 million in 2005 to approximately $685 million in 2006. Additionally, open territory opportunities declined slightly in 2006 according to statistics reported by the Association of American Publishers (“AAP”). Also affecting SEG’s results was a reduction from 2005 levels in volume and scope of custom assessment contracts and the volume of norm-referenced tests. HPI’s revenue increased by 3.5%, reflecting growth in U.S. and international sales of higher education titles, growth in professional and reference products and expansion internationally.
     In 2006, operating profit decreased by $81.1 million as compared with 2005 due in part to the $31.6 million of stock-based compensation charges due to the initial adoption of SFAS No. 123(R) and $16.0 million in restructuring charges. The operating margin declined because of a decrease in the total state new adoption market in 2006 and the product mix, offset by improved margins at HPI. Foreign exchange rates benefited revenue by $6.6 million and positively affected operating results by $2.3 million.
School Education Group

(in millions)	2007	2006	2005

Revenue	$1,416.8	$1 ,326.6	$1,515.0
% increase/(decrease)	6.8%	(12.4)%	18.5%

     The SEG consists of several key brands, including SRA/ McGraw-Hill, specialized niche basal programs such as Open Court Reading for the elementary market; Wright Group/McGraw-Hill, innovative supplementary products for the early childhood, elementary and remedial markets; Macmillan/McGraw-Hill, core basal instructional programs for the elementary market; Glencoe/McGraw-Hill, basal and supplementary products for the secondary market; CTB/McGraw-Hill, customized and standardized testing materials and scoring services, online diagnostics and formative assessment products; and The Grow Network/ McGraw-Hill, assessment reporting and customized content.
     In 2007, revenue for SEG increased by $90.2 million or 6.8% as compared with 2006. SEG revenue reflects the total state new adoption market in 2007 of approximately $820 million as compared with approximately $685 million in 2006.
     Total U.S. PreK-12 enrollment for 2006-2007 is estimated at 55.0 million students, up 0.5% from 2005-2006, according to the National Center for Education Statistics (“NCES”). The total available state new adoption market in 2008 is estimated at between $900 million to $950 million.
     In the adoption market, revenue increases were driven by strong basal sales performance including K-8 science in California and South Carolina, 6-12 math in Texas and K-5 reading in Tennessee, Indiana and Oregon. Everyday Mathematics, SEG’s reform-based program, led the K-5 market in New Mexico.
     Growth in the open territory was limited by overall softness in the market, but SEG achieved strong sales in New York City with K-8 math and 6-8 science. The new, third edition of Everyday Mathematics also performed well throughout the open territory.
     Market conditions also limited growth in the supplementary market, although SEG experienced success with its reading and math intervention programs, particularly Number Worlds.
     According to statistics compiled by the AAP, total net basal and supplementary sales of elementary and secondary instructional materials were up by 2.7% for the year ended December 2007 compared to the prior year.

Management’s Discussion and Analysis
Segment Review (continued)

     SEG’s testing revenue increased over the prior year driven by custom contracts in Georgia, Indiana, Florida and Wisconsin and higher shelf revenue driven chiefly by sales of Acuity formative assessments. SEG continued to invest in technology to improve efficiencies in developing, delivering, and scoring custom assessments.
     New products that will contribute to growth in 2008 include:
•	California Mathematics K-8 and Texas Mathematics K-5: Programs tailored for the adoptions in those states.
•	Treasures: A balanced basal program for the largest segment of the reading market.
•	Imagine It!: A revision of the highly successful skills-based program Open Court Reading.
•	Everyday Mathematics, 3rd Edition: A revision of the leading program in the reform-based segment of the market.
     Balancing budgets for fiscal 2008-2009 will be challenging for many states due to declining tax revenues related to the problems in the housing market in 2007 and overall economic conditions. As a result, the outlook for funding of discretionary educational spending on items such as instructional materials may be constrained in some areas, particularly in open territory states where school districts rely heavily on local tax revenues. However, based on a very strong state adoption schedule through the end of the decade, SEG continues to project good growth in 2008 and beyond. In order to capitalize on these state adoption opportunities, in 2008, SEG will accordingly make substantial investments in new program development and major program revisions primarily in reading, math and science.
     The No Child Left Behind Act (“NCLB”) mandates annual statewide testing in reading and math in grades three through eight, and science testing at three grade levels is required beginning in the 2007-2008 school year. The law also requires statewide testing once in grades 10 through 12, as well as specialized assessments for English Language Learner (“ELL”) students. Because the NCLB tests must be aligned with the learning standards adopted by each state, customized criterion-referenced tests are replacing norm-referenced tests, or “shelf tests,” in the summative testing market. SEG holds strong positions in both the custom and the shelf testing markets. In general, customized, state-specific tests have lower margins than shelf tests.
     In 2008, SEG expects growth in customized test revenue, notably Acuity, TerraNova3 and TABE. SEG will continue to focus on winning additional custom contracts in key states during 2008 and will invest in the technology necessary for the ongoing development of summative and formative assessment products that can be offered online. Summative tests are high-stakes tests administered to measure achievement, such as NCLB accountability assessments. Formative tests are low-stakes tests administered to predict performance on summative tests, diagnose student learning needs, and inform future instruction.
     In 2006, revenue for SEG decreased by $188.4 million or 12.4% as compared with 2005. SEG revenue reflects the total state new adoption market in 2006 of $685 million compared with approximately $950 million in 2005, a decline that limited sales for the
K-12 publishing industry. In large part, SEG’s results reflected the negative comparisons to the large market share captured in 2005. 2006 key adoptions were in Florida and California, which purchased science and social studies, respectively. In Florida, SEG led the secondary portion of the market, which offered the highest dollar volume, but its K-5 program was less successful. In California, SEG’s performance in the elementary social studies market fell short of expectations. However, SEG captured the leading share of available secondary business with strong performances at both the middle school and high school levels. California’s high schools purchase on an open territory basis but tend to follow the adoption cycle as to subject area. In other state adoptions, SEG was very successful with secondary science in New Mexico, Oklahoma, and West Virginia, and with elementary music in Indiana and Oregon.
     For the 2006 open territory selling season, SEG introduced a new elementary basal reading program, Treasures, which was very well received and won the two largest open territory reading adoptions in 2006, in Wichita and Pittsburgh. SEG also achieved good year-over-year growth of its alternative basal program Everyday Mathematics. However, the volume of available open territory business was not sufficient to offset the reduction in the state new adoption markets. In fact, open territory opportunities declined slightly in 2006 according to the AAP According to statistics compiled by the AAP, the industry’s total net basal and supplementary sales of elementary and secondary instructional materials declined by 5.8% compared with the same period in 2005.
Higher Education, Professional and International Group

(in millions)	2007	2006	2005

Revenue	$1,289.1	$1,197.5	$1,156.8
% increase	7.6%	3.5%	3.5%

     The Higher Education, Professional and International (“HPI”) Group serves the college, professional, international and adult education markets.
     HPI revenue increased $91.6 million or 7.6% compared to the prior year.
     Revenues increased for the principal higher education imprints, Science, Engineering and Mathematics (“SEM”), Humanities, Social Science and Languages (“HSSL”) and Business and Economics (“B&E”) with growth largely driven by B&E’s frontlist and backlist titles along with key titles from the other imprints. New copyright titles contributing to growth included:
•	McConnell, Economics, 17/e;
•	Nickels, Understanding Business, 8/e;
•	Garrison, Managerial Accounting, 12/e;
•	Kamien, Music: An Appreciation, Brief Edition, 6/e;
•	Bentley, Traditions and Encounters, 4/e;
•	Getlein, Living with Art, 8/e; and
•	Wild, Fundamental Accounting Principles, 18/e.

     Contributing to the performance of professional titles were McGraw-Hill Encyclopedia of Science & Technology, 10/e; Harrison’ s Principles of Internal Medicine, 16/e; Harrison’ s Manual of Medicine, Crucial Conversations; and Current Medical Diagnosis & Treatment.
     Internationally, strong performance was driven by increased professional sales in Australia, strong adoptions in India and increased higher education volume in Korea and China. HPI also benefited from increased higher education funding in Brazil and strong school sales in Spain.
     The HPI Group expects 2008 to be another good year in higher education both in the United States and internationally. In 2008, growth is expected to occur at SEM, B&E and HSSL, the three major higher education imprints, and at the newly organized Career imprint. Career expects growth fueled by its allied health and computer applications product lines. B&E is expected to grow with strength in the marketing and management categories. HSSL anticipates growth with strong titles in psychology and Spanish. SEM will grow based on increases in math and chemistry titles. Improving sales in India, Asia and Latin America are expected across the higher education imprints in 2008. Custom textbooks and online products should also have a positive impact in 2008.
     The U.S. college new textbook market is approximately $3.7 billion and is expected to grow about 3% to 4% annually through 2009. In 2008, the Company anticipates that its college product sales will outperform the industry. As technology continues to be the key trend in higher education for course management and content delivery, the HPI Group will aggressively pursue a variety of e-initiatives, including e-books, homework support for students and online faculty training and support.
     U.S. college enrollments are projected to rise by 17% to 20.4 million between 2005 and 2016, according to the National Center for Educational Statistics (“NCES”). On-line education enrollments continue to grow faster than traditional enrollments, although at a slower rate than in prior years. For-profit colleges and distance-learning institutions continue to report strong enrollment growth, with annual gains of 7.5% expected through 2010. Internationally, enrollments are also expected to increase significantly in India and China.
     2008 will see increased federal funding due to the U.S. government’s removal of the “50% rule.” Colleges will no longer be required to deliver at least half of their courses on campus, instead of online, to qualify for federal student aid. The fully online education market is expected to be split evenly between for-profit and not-for-profit schools in 2008. Negatively affecting the higher education market is the purchase of used books, which has grown as a percentage of total book sales from 27% in 2002 to 29% in 2005, according to Monument Information Resource. Piracy and textbook leakage also continue to plague the industry. Foreign governments are aiding in combating this trend, especially in China.
     In 2008, in the professional market, McGraw-Hill Education expects growth in revenue driven by its core printing business with strong growth in its medical product line partially offset by a decline in sales of technical titles. Digital licensing and digital subscriptions will also contribute to revenue growth.
     In 2006, HPI products performed well in both the United States and international markets, with increased revenue of $40.7 million or 3.5% compared to prior year. The Science, Engineering and Mathematics (“SEM”) higher education imprint achieved solid growth in 2006. However, sales results for Business and Economics (“B&E”), whose list was between major revision cycles, and Humanities, Social Science and Languages (“HSSL”) were flat with prior year. Key higher education titles contributing to 2006 performance included:
•	Ober, Keyboarding, 10/e;
•	Garrison, Managerial Accounting, 11/e;
•	Terrell, Dos Mundos, 6/e;
•	Lucas, The Art of Public Speaking, 9/e;
•	Saladin, Anatomy and Physiology, 4/e; and
•	Shier, Hole’s Human A&P, 11/e.
     The U.S. college new textbook market grew by 2.8% in 2006 compared to 2005, according to the AAP. In 2006, the higher education market was favorable as appropriations for higher education increased 7.0%, according to the Center for the Study of Education Policy at Illinois State University. Per the AAP, 90% of faculty required or recommended a textbook in 2006, a decrease from 94% in 2004.
     In the professional marketplace during 2006, both backlist and frontlist titles in the business category performed well, with five new titles appearing on national best-seller lists. Some softness was experienced in the medical market owing to the natural drop-off in sales of Harrison’s Principles of Internal Medicine, 16/e, which was published in 2004. The digital subscription-based program AccessMedicine experienced continued growth and surpassed 10 million content retrievals for the year.
     Special school funding in British Columbia and Ontario, Canada, benefited the HPI Group’s international growth, as did improved opportunities for school products in Latin America and higher education products in India.
     HPI experienced growth from products serving the business and medical professional markets and from college and school products internationally. HPI’s revenue also grew from the sale of U.S. college products, although at a slower rate.
Financial Services

(in millions)	2007(a)	2006(b)	2005(c)

Revenue	$3,046.2	$2,746.4	$2,400.8
% increase	10.9%	14.4%	16.8%

Operating profit	$1,359.4	$1,202.3	$1,019.2
% increase	13.1%	18.0%	21.4%

% operating margin	45%	44%	42%

(a)	Operating profit includes a $17.3 million pre-tax gain on the sale of a mutual fund data business and a $18.8 million pre-tax restructuring charge.

(b)	Operating profit includes the effect of adopting SFAS No. 123(R) and includes the elimination of the Company’s restoration stock option program.
(c)	Operating profit includes $6.8 million pre-tax gain on the sale of the Corporate Value Consulting business.

Management’s Discussion and Analysis
Segment Review (continued)

     The Financial Services segment operates under the Standard & Poor’s brand. This segment provides services to investors, corporations, governments, financial institutions, investment managers and advisors globally. The segment consists of two operating groups: Credit Market Services and Investment Services. Credit Market Services includes independent global credit ratings, credit risk evaluations, and ratings-related information and products. Investment Services includes comprehensive value-added financial data, information, indices and research. The segment and the markets it serves are impacted by interest rates, the state of global economies, credit quality and investor confidence. The Financial Services segment continues to be favorably impacted by the global growth of financial markets, the disintermediation of banks and the increased use of securitization as a source of funding and managing risk. In 2007, Financial Services also benefited from the continued low interest rate environment, increased globalization of the capital markets and robust merger and acquisition activity during the first half of the year, which was partially offset by decreased new dollar volume issuance in the United States structured finance market in the second half of the year.
     Issuance volumes noted within the discussion that follows are based on the domicile of the issuer. Issuance volumes can be reported in two ways: by “domicile,” which is based on where an issuer is located or where the assets associated with an issue are located, or based on “marketplace,” which is where the bonds are sold.
     In 2007, Financial Services revenue and operating profit increased 10.9% and 13.1%, respectively, over prior year results despite challenging market conditions in the second half of 2007 in the credit markets which adversely impacted structured finance. The Financial Services segment’s increase in revenue and operating profit was driven by the performance of corporate (industrial and financial institutions) and government ratings as well as data, information and index products. Acquisition-related financing, general refinancing and share repurchasing activity drove growth in corporate issuance in both industrial and financial institutions in the United States and globally. Public finance issuance was driven by requirements to raise new money to fund municipal projects and to refund existing debt. A flat yield curve and low long-term yields also encouraged municipal issuance. Strength in Investment Services was driven by demand for both the Capital IQ and index products. Foreign exchange positively impacted revenue growth by $53.0 million but did not materially impact operating profit growth.
     In 2007, the Financial Services segment incurred restructuring charges totaling $18.8 million pre-tax. The pre-tax charge consists of employee severance costs related to a workforce reduction of approximately 170 positions across the segment. The current business environment and the consolidation of several support functions drove these restructuring activities across the segment’s global operations. The segment’s restructuring actions affected both its Credit Market Services and Investment Services businesses.
     On March 16, 2007, the Company sold its mutual fund data business, which was part of the Financial Services segment. The sale resulted in a $17.3 million pre-tax gain ($10.3 million after-tax, or $0.03 per diluted share), recorded as other income, and had an immaterial impact on the comparison of the segment’s operating profit. The divestiture of the mutual fund data business is consistent with the Financial Services segment’s strategy of directing resources to those businesses that have the best opportunities to achieve both significant financial growth and market leadership. The divestiture will enable the Financial Services segment to focus on its core business of providing independent research, ratings, data, indices and portfolio services.
     In 2006, the Financial Services segment experienced double-digit growth in revenue and operating profit, increasing 14.4% and 18.0%, respectively, over 2005 results. The increases in revenue and operating profit were due to the performance of structured finance and corporate (industrial and financial institutions) and government ratings, which represented approximately 55.4% and 33.7%, respectively, of the growth in revenue. The five months of incremental revenue from the CRISIL acquisition also positively contributed to revenue growth in 2006. The growth in revenue was reduced by 29.3% from the divestiture of CVC in 2005. Including the impact of adopting SFAS No. 123(R) and expensing stock-based compensation and the divestiture of CVC, the Financial Services segment expanded its 2006 operating profit margins. Foreign exchange rates benefited revenue by $5.6 million and did not materially impact operating results.
     During 2005, the segment acquired Vista Research, Inc. and a majority interest in CRISIL Limited. On September 30, 2005, the Company sold its Corporate Value Consulting (“CVC”) business, the valuation services unit of the segment. The sale resulted in a $6.8 million pre-tax gain in 2005.
     The financial services industry is subject to the potential for increased regulation in the United States and abroad. The businesses conducted by the Financial Services segment are in certain cases regulated under the Credit Rating Agency Reform Act of 2006, U.S. Investment Advisers Act of 1940, the U.S. Securities Exchange Act of 1934, the National Association of Securities Dealers and/or the laws of the states or other jurisdictions in which they conduct business.
     Standard & Poor’s is a credit rating agency that is registered with the Securities and Exchange Commission (“SEC”) as one of eight Nationally Recognized Statistical Rating Organizations, or NRSROs. The SEC first began designating NRSROs in 1975 for use of their credit ratings in the determination of capital charges for registered brokers and dealers under the SEC’s Net Capital Rule.
     Credit rating agency legislation entitled “Credit Rating Agency Reform Act of 2006” (the “Act”) was signed into law on September 29, 2006. The Act created a new SEC registration system for rating agencies that want to be recognized as NRSROs. Registrants, including existing NRSROs, are required to submit policies, methodologies, performance data and other materials.

Registered NRSROs are required to certify annually as to the accuracy of application materials and list material changes. Under the Act, the SEC is given authority and oversight of NRSROs and can censure NRSROs, revoke their registration or limit or suspend their registration in certain cases. The SEC is not authorized to review the analytical process, ratings criteria or methodology of the NRSROs. An agency’s decision to register and comply with the Act will not constitute a waiver of or diminish any right, defense or privilege available under applicable law. Pre-emption language is included in the Act consistent with other legal precedent. The Company does not believe the Act will have a material adverse effect on its financial condition or results of operations.
     The SEC issued rules to implement the Act, effective June 2007. Standard & Poor’s submitted its application on Form NRSRO on June 25, 2007. On September 24, 2007, the SEC granted Standard & Poor’s registration as an NRSRO under the Act.
     In the third quarter of 2007, rating agencies became subject to scrutiny for their ratings on structured finance transactions that involve the packaging of subprime residential mortgages, including residential mortgage-backed securities (“RMBS”) and collateralized debt obligations (“CDOs”).
     On August 29, 2007, Standard & Poor’s received a subpoena from the New York Attorney General’s Office requesting information and documents relating to Standard & Poor’s ratings of securities backed by residential real estate mortgages. Standard & Poor’s is responding to this request.
     In September 2007, the SEC commenced an examination of rating agencies’ policies and procedures regarding conflicts of interest and the application of those policies and procedures to ratings on RMBS and related CDOs. Standard & Poor’s is cooperating with the SEC staff in connection with this examination.
     On October 16, 2007, Standard & Poor’s received a subpoena from the Connecticut Attorney General’s Office requesting information and documents relating to the conduct of Standard & Poor’s credit ratings business. The subpoena appears to relate to an investigation by the Connecticut Attorney General into whether Standard & Poor’s, in the conduct of its credit ratings business, violated the Connecticut Antitrust Act. Subsequently, a second subpoena dated December 6, 2007, seeking information and documents relating to the rating of securities backed by residential real estate mortgages, and a third subpoena dated January 14, 2008, seeking information and documents relating to the rating of municipal and corporate debt, were served. The Company is responding to the subpoenas.
     On November 8, 2007, Standard & Poor’s received a civil investigative demand from the Massachusetts Attorney General’s Office requesting information and documents relating to Standard & Poor’s ratings of securities backed by residential real estate mortgages. Standard & Poor’s is responding to this request.
     The legal status of rating agencies has also been addressed by courts in the United States in various decisions and is likely to be considered and addressed in legal proceedings from time to time in the future.
     Outside the United States, particularly in Europe, regulators and government officials have reviewed whether credit rating agencies should be subject to formal oversight. In the past several years, the European Commission, the Committee of European Securities Regulators (“CESR”) and the International Organization of Securities Commissions (“IOSCO”) have issued reports, consultations and questionnaires concerning the role of credit agencies and potential regulation. IOSCO’s review culminated in December 2004 with its Code of Conduct Fundamentals for rating agencies. Standard & Poor’s worked closely with IOSCO in drafting the Code and, in October 2005, Standard & Poor’s issued a new Credit Market Services Code of Conduct, which was updated in June 2007 that is consistent with the IOSCO Code.
     CESR has been charged by the European Commission with monitoring and reporting to the Commission on rating agencies’ compliance with their IOSCO-based codes of conduct. CESR held its first annual compliance review in 2006 and, in December 2006, issued its first annual report. CESR concluded that the four agencies it reviewed (including Standard & Poor’s, Moody’s, Fitch and Dominion Bond Rating Service) are largely compliant with the IOSCO Code. CESR noted areas for improvement and in June 2007, CESR published a questionnaire for public comment concerning structured finance ratings and processes and asked the rating agencies for additional information in the fall. Standard & Poor’s participated in this process. CESR plans to issue its 2007 report in mid-2008. CESR stated it will also assess in its next report the impact of the new U.S. law and SEC rules on the ratings industry in Europe.
     In 2006, IOSCO conducted a similar review of rating agencies’ implementation of IOSCO’s model Code of Conduct and issued a report for public consultation in February 2007. IOSCO’s draft conclusions concerning implementation by the major rating agencies are positive overall. As part of its ongoing review and in response to developments in the U.S. housing market, in September 2007, IOSCO convened a meeting of rating agency task force members and representatives from the then seven NRSROs to discuss structured finance rating issues. IOSCO may modify its model Code of Conduct following its review of agencies’ structured finance rating processes. IOSCO’s work is expected to conclude in mid-2008.
     New legislation, regulations or judicial determinations applicable to credit rating agencies in the United States and abroad could affect the competitive position of Standard & Poor’s Credit Market Services; however, the Company does not believe that any new or currently proposed legislation, regulations or judicial determinations would have a materially adverse effect on its financial condition or results of operations.
     The market for credit ratings as well as research, investment advisory and broker-dealer services is very competitive. The Financial Services segment competes domestically and internationally on the basis of a number of factors, including quality of

Management’s Discussion and Analysis
Segment Review (continued)
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
     A writ of summons was served on The McGraw-Hill Companies, SRL and on The McGraw-Hill Companies, SA (both indirect subsidiaries of the Company) (collectively, “Standard & Poor’s”) on September 29, 2005 and October 7, 2005, respectively, in an action brought in the Tribunal of Milan, Italy by Enrico Bondi (“Bondi”), the Extraordinary Commissioner of Parmalat Finanziaria S.p.A. and Parmalat S.p.A. (collectively, “Parmalat”). Bondi has brought numerous other lawsuits in both Italy and the United States against entities and individuals who had dealings with Parmalat. In this suit, Bondi claims that Standard & Poor’s, which had issued investment grade ratings on Parmalat until shortly before Parmalat’s collapse in December 2003, breached its duty to issue an independent and professional rating and negligently and knowingly assigned inflated ratings in order to retain Parmalat’s business. Alleging joint and several liability, Bondi claims damages of euros 4,073,984,120 (representing the value of bonds issued by Parmalat and the rating fees paid by Parmalat) with interest, plus damages to be ascertained for Standard & Poor’s alleged complicity in aggravating Parmalat’s financial difficulties and/or for having contributed in bringing about Parmalat’s indebtedness towards its bondholders, and legal fees. The Company believes that Bondi’s allegations and claims for damages lack legal or factual merit. Standard & Poor’s filed its answer, counterclaim and third-party claims on March 16, 2006 and will continue to vigorously contest the action.
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
     The Company has learned that on August 9, 2007 a pro se action titled Blomquist v. Washington Mutual, et al., was filed in the
District Court for the Northern District of California against numerous financial institutions, government agencies and individuals, including the Company and Mr. Harold McGraw III, the CEO of the Company, alleging various state and federal claims. The claims against the Company and Mr. McGraw concern Standard & Poor’s ratings of subprime mortgage-backed securities. An amended Complaint was filed in the Blomquist action on September 10, 2007 which added two other rating agencies as defendants. On February 19, 2008 the Company was served with the Complaint. In addition, the Company has learned that on August 28, 2007 a putative shareholder class action titled Reese v. Bahash, was filed in the District Court for the District of Columbia against Mr. Robert Bahash, the CFO of the Company, alleging claims under the federal securities laws and state tort law concerning Standard & Poor’s ratings, particularly its ratings of sub-prime mortgage-backed securities. Mr. Bahash has not been served with the Complaint. On February 11, 2008, the District Court in the Reese matter entered an order appointing a lead plaintiff in that action and permitting plaintiffs to amend the Complaint on or before April 16, 2008 to add additional defendants. The Company believes both Complaints to be without merit and intends to vigorously defend in the event that service is effected.
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
Credit Market Services

(in millions)	2007	2006	2005

Revenue	$2,264.1	$2,073.8	$1,737.6
% increase	9.2%	19.4%	17.4%

     Credit Market Services provides independent credit ratings, covering corporate and government entities, infrastructure projects and structured finance transactions. This operating group also provides ratings related information through its RatingsXpress and RatingsDirect products, in addition to credit risk evaluation services. Credit Market Services revenue increased 9.2% in 2007 over the prior year despite the challenging credit market conditions experienced during the second half of the year. Information products such as RatingsXpress and RatingsDirect performed well as customer demand for ratings data increased.
     According to Thomson Financial, U.S. corporate issuance by dollar volume for the year 2007 increased 21.7%, with investment grade issuance up 25.3% and high yield issuance up 0.6%, driven by strong merger and acquisition activity during the first half of the year as well as opportunistic financing as issuers, primarily investment grade, took advantage of favorable market conditions. Issuance of U.S. municipals grew 13.9%, with new money up 7% driven by pension funding requirements and the need to fund infrastructure investment associated with an increasing population, particularly in the southeast and southwest. Bank loan ratings, counterparty credit ratings as well as rating evaluation services all showed strong growth during the year. In 2007, total U.S. structured finance new issue dollar volume decreased 22.2% versus prior year due primarily to a decline of 40.4% in U.S. residential mortgage-backed securities (“RMBS”) issuance attributable to reductions in mortgage originations in the subprime and affordability products and home equity sectors. Although U.S. collateralized debt obligation (“CDO”) issuance was strong during the first half of 2007, it slowed significantly during the second half due to deteriorating market conditions and was up only 1.4% for the full year 2007 as compared with 2006 according to Harrison Scott Publications and Standard & Poor’s internal estimates (“Harrison Scott Publications/S&P”). U.S. commercial mortgage-backed securities (“CMBS”) issuance increased 6.8% over the prior year due to higher mortgage originations driven by the low interest rate environment and strong commercial real estate fundamentals as well as rising property values and refinancing of maturing deals experienced over the first three quarters of the year offset by sharp declines in issuance in the fourth quarter of 2007.
     In Europe, structured finance issuance grew 33.3% as all structured finance asset classes, with the exception of CMBS, experienced growth despite challenging market conditions in the latter part of the year. RMBS issuance led all asset classes with an increase of 53.2% over the prior year. European corporate issuance was down 6.8% as the result of the diminished investor appetite for lower credit quality bonds.
     Financial market concerns regarding the credit quality of sub-prime mortgages adversely impacted debt issuance of RMBS and CDOs backed by subprime RMBS in the United States. The Company had been anticipating a decline in residential mortgage originations as well as a slowdown in the rate of growth of CDO issuance versus the significant rates of growth experienced in the past. U.S. RMBS declined by 70.5% in the second half of the year, as compared with the same period in 2006, which resulted in a 40.4% decline in issuance for the year. U.S. CDO issuance declined 48.5% in the second half of the year, as compared to the same period in 2006, and was up a slight 1.4% for the year.
     Because of the current credit market conditions, issuance levels deteriorated across all asset classes and all regions with the exception of Europe, which was up a slight 1.8% during the second half of the year. The impact on U.S. RMBS and U.S. CDOs has been the greatest. The Company expects the current market conditions and global issuance levels to persist through the first half of 2008, primarily in structured finance. The outlook for U.S. RMBS and U.S. CDOs asset classes as well as other asset classes is dependent upon many factors, including the general condition of the economy, interest rates, credit quality and spreads, and the level of liquidity in the financial markets.
     Growth rates in 2008 for Credit Market Services will be unfavorably impacted for at least the first half of the year due to expected lower issuance levels for most U.S. structured finance and challenging comparisons to the same period of the prior year. The Mortgage Bankers Association is forecasting approximately a 16% decline in mortgage originations due to continued weakness in the housing market, which is expected to adversely impact the U.S. RMBS sector. International growth and product diversification may help mitigate the anticipated decline in most U.S. structured finance issuance volumes.
     The U.S. CMBS market in 2008 is expected to decline significantly due to lower commercial origination levels and investor aversion to risk. U.S. CDO issuance will be impacted by an anticipated decrease in investor demand for complex securities in favor of those that are less complex as well as a decline in the availability of underlying collateral. Issuance in the U.S. asset-backed securities market is anticipated to grow moderately in 2008 as auto manufacturers continue to rely on securitization as a source of funding. The resiliency of the consumer should also lead to growth in the credit card and student loan sectors.
     In 2008, U.S. corporate issuance is anticipated to grow, led by more strategic debt-financed merger and acquisition activity, refinancing of maturing debt, issuance tied to hybrid security innovation, higher financing needs resulting from slower growth in corporate profits and opportunistic financing due to a low interest rate environment. However, each of these factors is dependent upon economic conditions. These growth opportunities will be partially offset by slower capital equipment spending. The 2008 U.S. municipal market is expected to show modest issuance growth coming off a record year in 2007. Most expect state spending to surpass money collected in 2007, driving funding needs. Spending pressures in areas such as healthcare, education, pensions, and transportation infrastructure are expected to rise.
     International market growth in 2008 could be positive as the favorable trends of securitization, disintermediation and privatization are expected to continue. The Company anticipates that European structured finance issuance may not be as adversely impacted as the U.S. structured finance market. Corporate issuance in Europe is expected to increase due to anticipated merger and acquisition activity, capital spending, an active Gulf and Emerging Europe region and broader acceptance of covered bonds through expanded regulation.
     The 2008 outlook in Asia is favorable due to strong regional GDP growth, stable interest rates, an active merger and acquisition market and a broader investor base. As Asia’s capital markets continue to grow, the Financial Services segment expects to see increased activity in Small Market Enterprise (“SME”) ratings, mortgage-backed securities, bank loan ratings, rating evaluation services and infrastructure.
     In 2008, RatingsDirect and RatingsXpress products are expected to perform well as customer demand for credit ratings-related data and information is expected to increase.

Management’s Discussion and Analysis
Segment Review (continued)
     In the United States, in 2006, strong growth was experienced in the issuance of CMBS and CDOs. CDO issuance was driven by strong investor demand in both the cash flow and synthetic sectors, fueled by more innovative structures, arbitraging opportunities and growth of the collateralized loan obligations (“CLOs”) sector, which benefited from increases in leveraged loans related to merger and acquisition activity. CMBS issuance was driven by strong investor demand and strong commercial real estate origination trends. The RMBS market was up slightly year-over-year, as increases in mortgage rates, a slowing of the rate of home price appreciation, and the tightening of lending standards by subprime lenders for affordability products adversely impacted RMBS issuance. The growth in U.S. corporate issuance was attributable to increases in industrial and financial services issuance, driven primarily by the market’s favorable financing conditions and healthy merger and acquisition activity. Bank loan ratings showed strong growth in 2006 over 2005.
     In Europe, RMBS was the largest sector of issuance in 2006, representing 58.9% of total European structured finance issuance. Overall, the European structured finance market, led by growth in RMBS, CMBS and CDO markets, grew by 35.4%. CDO issuance was driven by cash CDO deals and a robust market for CLOs. European corporate issuance was up 25.0% in 2006 due to solid merger and acquisition activity and opportunistic issuance.
Investment Services

(in millions)	2007	2006	2005

Revenue	$782.1	$672.6	$663.2
% increase	16.3%	1.4%	15.2%

     Investment Services is a leading provider of data, analysis, independent investment advice, equity research, investment indices and investment fund management ratings. The growth of this area was driven by our data and information products as well as our S&P indices. Revenue for this operating group increased 16.3% in 2007 as compared with 2006 as a result of strong uptake of the Capital IQ products with the number of clients increasing 26.1% versus prior year. In addition, revenue related to S&P indices increased as assets under management for exchange-traded funds (“ETFs”) rose 46.0% to $235.3 billion in 2007 from $161.2 billion in 2006.
     In 2008, data and information products, such as Capital IQ, will continue to expand their customer bases due to a strong customer demand. The Standard & Poor’s indices are expected to continue their growth with the increase in demand for new investable products and investment strategies driven by trends such as wealth transfer, a growing global investor culture and the expansion of cross-border investing. Equity research will continue to experience a challenging and competitive market environment in 2008.
     In 2006, Capital IQ products grew with the number of clients increasing 36.7% over 2005.
     Revenue related to S&P indices increased as assets under management for ETFs rose 19.3% from 2005 to $161.2 billion as of December 31, 2006. ETF assets under management on December 31, 2005 were $135.1 billion.
Information & Media

(in millions)	2007(a)	2006(b)	2005(c)

Revenue	$1,020.2	$984.5	$931.1
% increase	3.6%	5.7%	16.4%

Operating profit	$63.5	$49.9	$60.6
% increase/(decrease)	27.2%	(17.6)%	(49.2)%

% operating margin	6%	5%	7%

(a)	Revenue and operating profit include the impact of the Sweets transformation. Operating profit includes a pre-tax restructuring charge.

(b)	Revenue and operating profit include the revenue deferral resulting from the Sweets transformation. Operating profit includes the effect of adopting SFAS No. 123(R), the elimination of the Company’s restoration stock option program and a restructuring charge.

(c)	Operating profit includes a $5.5 million pre-tax loss on the sale of the Healthcare Information Group and a pre-tax restructuring charge.
     The Information & Media segment includes business, professional and broadcast media, offering information, insight and analysis, and consists of two operating groups: the Business-to-Business Group (including such brands as BusinessWeek, J.D. Power and Associates (“JDPA”), McGraw-Hill Construction, Platts and Aviation Week) and the Broadcasting Group, which operates nine television stations (four ABC affiliates and five Azteca America affiliated stations). The segment’s growth is driven by the need for information and transparency in a variety of industries and, to a lesser extent, advertising growth, which is dependent on the strength of the economy in the U.S.
     In 2007, revenue grew by 3.6% or $35.7 million over the prior year while operating profit increased $13.6 million. The growth generated by Platts, a leading global provider of energy and metal information, and JDPA was partially offset by decreased advertising revenue at Broadcasting and BusinessWeek. Also contributing to growth was a deferral of revenue of $23.8 million from 2006 to 2007 upon the transformation of the Sweets product. Foreign exchange rates had an immaterial impact on revenue growth and a negative impact of $4.6 million on segment operating profit growth.
     In 2007, the Information & Media segment incurred a restructuring charge of $6.7 million pre-tax consisting primarily of employee severance costs related to the reduction of approximately 100 positions across the segment. These restructuring activities related primarily to the reallocation of certain resources to support continued digital evolution and productivity initiatives.
     In 2006, the Information & Media segment incurred a restructuring charge of $8.7 million pre-tax consisting primarily of employee severance costs related to the reduction of approximately 150 positions across the segment. These restructuring activities related to operating efficiency improvements.

     Information & Media’s 2006 stock-based compensation expense includes a one-time charge of $2.7 million from the elimination of the Company’s restoration stock option program.
     In 2008, the Information & Media segment will continue to transition, placing greater emphasis on Web-based delivery and digital asset management, which offer new opportunities to deliver premium services. JDPA will continue to expand its online syndicated studies and its global automotive business into the rapidly growing Asia-Pacific markets. In the construction market, transformation of digital and Web-based products will continue, in order to better serve customers in the commercial construction markets. The ongoing volatility of the oil and natural gas markets is expected to increase customer demand for news and pricing products. The segment will also continue to invest in BusinessWeek.com during 2008. The Broadcasting stations will benefit from strong political market spending in 2008, as well as revenue growth from digital products and the Azteca Spanish language television stations.
     In 2006, revenue increased by 5.7%, or $53.4 million, and operating profit decreased $10.7 million or 17.6% compared to 2005. The increase in revenue primarily related to the impact of the JDPA acquisition as of April 1, 2005. In the first quarter 2006, JDPA contributed $43.8 million in revenue to the Business-to-Business Group but had a negative impact of $5.3 million on operating profit. Additionally, in 2006, operating profit includes the impact of the Sweets transformation, which resulted in a deferral of $21.1 million of operating profit from 2006 to 2007, favorable developments with respect to certain disputed billings of $8.3 million, a restructuring charge of $8.7 million and stock-based compensation expense of $22.9 million as a result of the initial adoption of SFAS No. 123(R). In 2005, operating profit includes the impact of the loss on the sale of the Healthcare Information Group of $5.5 million as well as a $10.2 million restructuring charge. The Broadcasting Group’s benefits from political advertising were offset by investments in Azteca America affiliated stations, the Group’s decision not to renew the syndicated Oprah Winfrey Show and the ABC Network’s loss of Monday Night Football.
Business-to-Business Group

(in millions)	2007	2006	2005

Revenue	$917.2	$864.0	$818.9
% increase	6.2%	5.5%	19.4%

     At the Business-to-Business Group, revenue in 2007 increased 6.2% as compared with 2006 driven by growth in subscription-based news and pricing products in the oil, natural gas and power markets, the Sweets transformation which deferred $23.8 million of revenue from 2006 to 2007, improved market penetration of studies and proprietary services from JDPA as well as growth in the Asia-Pacific market. This growth was partially offset by a decline in traditional print advertising at BusinessWeek. Revenue from BusinessWeek.com grew compared with 2006. The Company continues to make investments in the BusinessWeek.com brand.
According to the Publishers Information Bureau (“PIB”), BusinessWeek’s advertising pages in the global edition for 2007 were down 18.2% in 2007 versus 2006, with comparable number of issues in each year for PIB purposes.
     In 2007, U.S. construction starts decreased 11% compared with 2006, as the housing correction outweighed growth for non-residential building and public works. Nonresidential building increased 3% relative to 2006 while residential building decreased 24% compared with 2006, as the demand for single-family housing has been curtailed by tighter lending standards. Nonbuilding construction grew slightly (up 2%) reflecting gains for highways, bridges, sewers and supply systems, offset by electrical utilities.
     In 2008, the Business-to-Business Group will continue to transition, placing greater emphasis on Web-based delivery and digital asset management, which offer new opportunities to deliver premium services. JDPA will continue to expand its online syndicated studies and its global automotive business into the rapidly growing Asia-Pacific markets. In the construction market, transformation of digital and Web-based products will continue, in order to better serve customers in the commercial construction markets. The ongoing volatility of the oil and natural gas markets is expected to increase customer demand for news and pricing products. The segment will also continue to invest in BusinessWeek.com during 2008.
     In 2006, revenues increased compared with 2005 for the Business-to-Business Group primarily due to the impact of the acquisition of JDPA, which was acquired on April 1, 2005. In the first quarter of 2006, JDPA contributed $43.8 million in first quarter incremental revenue. JDPA’s revenues during 2006 grew due to growth in automotive products, both domestically and internationally as well as from finance and insurance product offerings. Softness in the advertising market negatively impacted the Business-to-Business Group.
     The discontinuation of the BusinessWeek Europe and Asia print editions had a negative impact on the Business-to-Business Group’s comparisons in 2006 versus 2005. Total 2005 revenue for these editions was approximately $26.4 million with no comparable revenue in 2006. According to the PIB, BusinessWeek’s advertising pages in the Global edition were down 0.6%, with the same number of issues for PIB purposes. There was the same number of issues for revenue recognition purposes as for PIB purposes in 2006. In an effort to focus more sharply on delivering high-quality advertiser value, BusinessWeek circulation was reduced and the advertising rate card pricing was also lowered in 2006. BusinessWeek.com performed well with increased advertising and average monthly unique visitors. Favorable developments with respect to certain disputed billings benefited the Business-to-Business Group’s year-over-year comparisons by $8.3 million. The oil news and pricing products continued to experience growth as a result of the increased need for market information driven by volatility in the price of crude oil.
     During 2006, the Sweets building products database was enhanced to provide architects, engineers and contractors a powerful new search function for finding, comparing, selecting and purchasing products. Although it was anticipated that Sweets

Management’s Discussion and Analysis
Segment Review (continued)
would move from a primarily print catalog to an online service, customers contracted to purchase a bundled print catalog and integrated online product. Historically, Sweets print catalog sales were recognized in the fourth quarter of each year, when catalogs were delivered to its customers. Online service revenue is recognized as service is provided. The impact of recognizing sales of the bundled product ratably over the service period negatively impacted 2006 revenue by $23.8 million as compared with 2005.
     U.S. construction starts in 2006 were comparable to 2005. Nonresidential building climbed relative to its subdued performance at the outset of 2005. Residential building was down 12% compared with 2005, due to the market correction for single-family housing. Nonbuilding construction grew (up 19%) reflecting strong gains for highways and electrical utilities. McGraw-Hill Construction Network Project News continued to grow and In Demand, a custom publishing project for the U.S. Department of Labor, was issued in the third quarter of 2006.
Broadcasting Group

(in millions)	2007	2006	2005

Revenue	$103.0	$120.6	$112.2
% (decrease)/increase	(14.6)%	7.5%	(1.7)%

     The Broadcasting Group operates nine television stations, of which four are ABC affiliates located in Denver, Indianapolis, San Diego, and Bakersfield, California and five are Azteca America affiliated stations in Denver (two stations), Colorado Springs, San Diego and Bakersfield, California.
     All Azteca America affiliated stations were acquired in 2005, with the exception of the Bakersfield, California station, which was acquired in July 2006. The impact of these acquisitions was not material to revenue.
     In 2007, Broadcasting revenue declined by 14.6% as compared with 2006. Broadcasting experienced some political revenue primarily associated with proposition advertising and a mayoral race; however, political revenue was significantly lower than the prior year, which included governors’ races, house races and proposition advertising. Time sales, excluding political advertising, declined due to the full year impact of the Group’s decision not to renew the Oprah Winfrey Show for the San Diego and Denver markets and the airing of the 2006 Super Bowl on ABC. Local and national advertising declines were primarily driven by the automotive and services sectors.
     In 2008, political advertising is expected to be robust due to the presidential election and races for various state and local political offices, as well as proposition advertising.
     In 2006, Broadcasting revenue increased 7.5% driven by strong political advertising from midterm elections and propositions in California, Indiana and Colorado, as well as increases in local time sales at all stations except San Diego. Time sales, excluding political advertising, declined due to the ABC Network’s loss of Monday Night Football and the Group’s decision not to renew the
Oprah Winfrey Show for the San Diego and Denver ABC affiliates. Service and leisure advertising categories drove the growth in local time sales.
Liquidity and Capital Resources

December 31,
(in millions)	2007	2006

Working capital	$(323.8)	$(210.1)

Total debt	$1,197.4	$2.7

Gross accounts receivable	$1,456.9	$1,499.2
% (decrease)/increase	(2.8)%	9.0%

Inventories – net	$350.7	$322.2
% increase/(decrease)	8.8%	(3.9)%

Investment in prepublication costs	$299.0	$276.8
% increase	8.0%	7.4%

Purchase of property and equipment	$229.6	$126.6
% increase	81.4%	5.2%

     The Company continues to maintain a strong financial position. The Company’s primary source of funds for operations is cash generated by operating activities. The Company’s core businesses have been strong cash generators. Income and, consequently, cash provided from operations during the year are significantly impacted by the seasonality of businesses, particularly educational publishing. The first quarter is the smallest, accounting for 19.1% of revenue and only 14.2% of net income in 2007. The third quarter is the largest, accounting for 32.3% of revenue and generating 44.6% of 2007 annual net income. This seasonality also impacts cash flow and related borrowing patterns. The Company’s cash flow is typically negative to neutral in the first half of the year and turns positive during the third and fourth quarters. Debt financing is used as necessary for acquisitions, share repurchases and for seasonal fluctuations in working capital. Cash and cash equivalents were $396.1 million on December 31, 2007, an increase of $42.6 million as compared with December 31, 2006 and consist primarily of cash held abroad. Typically, cash held outside the United States is anticipated to be utilized to fund international operations or to be reinvested outside of the United States, as a significant portion of the Company’s opportunities for growth in the coming years are expected to be abroad.
     The major items affecting the increased cash flow were the growth in operating results and the issuance of senior notes, partially offset by the repurchase of 37 million shares, the payment of dividends, and the increased investments in prepublication and property and equipment.
     Cash flow from operations was sufficient to cover all of the investing and financing requirements, excluding stock repurchases, of the Company. During 2007, the Company successfully issued senior notes totaling $1.2 billion, combining the proceeds from that issuance with the remaining cash flow from operations, permitting the Company to repurchase 37 million shares. In 2008, cash on hand, cash flow from operations and the existing credit facility are expected to be sufficient to meet any additional operating and recurring cash needs (dividends, investment in publishing programs, capital expenditures and planned stock repurchases) into the foreseeable future.
     The Company had negative working capital of $323.8 million at December 31, 2007, compared to negative working capital of $210.1 million at the end of 2006. The change primarily reflects an increase in unearned revenue, primarily from the growth in the Financial Services segment.
Cash Flow
Operating activities: Cash provided by operations increased $207.6 million to $1.7 billion in 2007 mainly due to an increase in operating results for the year and a year-end decrease in accounts receivable.
     The year-end decrease in accounts receivable is attributable to a decrease in fourth quarter revenues as compared to 2006 as well as the impact of foreign exchange. Days sales outstanding (“DSO”) in 2007 remained consistent with 2006. In 2006, accounts receivable increased due to sales growth.
     Total inventories increased $11.6 million in 2007 as compared to 2006 due to a stronger 2007 state new adoption year partially offset by improved inventory management controls. Total inventories decreased $21.6 million in 2006 as compared to a $9.5 million increase in 2005, as the Company maintained its inventory management.
     Increases in accounts payable and accrued expenses was primarily due to the timing of contributions to retirement plans as compared with 2006 as well as changes in the actuarial projected increase in future retirement plan liabilities, partly offset by the reduction in accounts payable.
     Income taxes payable decreased $73.5 million during the year due to the timing of estimated tax payments and the Company’s adoption of FIN 48 which resulted in the reclassification of $44.9 million in unrecognized tax benefits from income taxes currently payable to other non-current liabilities. In 2006, income taxes payable increased $52.0 million from the prior year-end, primarily due to the timing of estimated tax payments and was in line with the 2005 taxes payable increase of $48.0 million.
     Net deferred income taxes increased $46.6 million due to deferred income taxes associated with equity based compensation expense being recorded in accordance with SFAS No.123(R), as well as the reclassification of unrecognized income tax benefits to other non-current liabilities from the Company’s adoption of FIN 48. In 2006, the net increase in deferred income taxes of $86.6 million was primarily the result of the Company’s 2006 implementation of SFAS No.123(R).
     Investing activities: Cash used for investing activities was $569.7 million and $427.5 million for 2007 and 2006, respectively. The increase of $142.2 million is due primarily to increased purchases of property and equipment and acquisitions, partly offset by proceeds from the divestiture of a mutual fund data business.
     Purchases of property and equipment totaled $229.6 million in 2007 as compared with $126.6 million in 2006. The increase in 2007 is primarily related to increased investment in the Company’s information technology data centers and other technology initiatives, as well as a new McGraw-Hill Education facility in Iowa. The 2006 spending related to the Company’s investment in distribution centers and facilities. In 2008, capital expenditures are expected to be approximately $170 million and primarily related to increased investment in the Company’s information technology data centers and other technology initiatives.
     In 2007, net prepublication costs increased $65.3 million to $573.2 million from December 31, 2006, as spending outpaced amortization. Prepublication investment in the current year totaled $299.0 million, $22.2 million more than the same period in 2006. Prepublication investment for 2008 is expected to be approximately $300 million to $310 million, reflecting new product development in light of the significant adoption opportunities in key states in 2008 and beyond.
     Financing activities: Cash used for financing activities was $1.1 billion in 2007 compared with $1.5 billion in 2006. The difference is primarily attributable to an increase in the repurchase of shares and dividend payments as well as reduced proceeds from stock option exercises and was partially offset by the issuance of $1.2 billion in senior notes.
     Cash was utilized to repurchase 37 million treasury shares for $2.2 billion in 2007. In 2006, cash was utilized to repurchase approximately 28.4 million treasury shares for $1.5 billion on a settlement date basis. Shares repurchased under the repurchase programs are held in treasury and used for general corporate purposes, including the issuance of shares for stock compensation plans and to offset the dilutive effect of the exercise of employee stock options. Commercial paper borrowings were used at times during 2007 and 2006 as a result of an increase in the repurchase of shares and the increase in adoption opportunities in 2008 and beyond.
Outstanding Debt and Other Financing Arrangements
In November 2007, the Company issued $1.2 billion of senior notes as follows:

(in millions)	Principal Amount

5.375% Senior Notes, due 2012	$400.0
5.900% Senior Notes, due 2017	400.0
6.550% Senior Notes, due 2037	400.0

$1,200.0

     As of December 31, 2007, the Company had outstanding $399.7 million of 2012 senior notes consisting of $400 million principal and an unamortized debt discount of $0.3 million. The 2012 senior notes, when issued in November 2007, were priced at 99.911% with a yield of 5.399%. Interest payments are required to be made semiannually on February 15 and August 15.
     As of December 31, 2007, the Company had outstanding $399.0 million of 2017 senior notes consisting of $400 million principal and an unamortized debt discount of $1.0 million. The 2017 senior notes, when issued in November 2007, were priced at 99.76% with a yield of 5.933%. Interest payments are required to be made semiannually on April 15 and October 15.

Management’s Discussion and Analysis
Liquidity and Capital Resources (continued)
     As of December 31, 2007, the Company had outstanding $398.4 million of 2037 senior notes consisting of $400 million principal and an unamortized debt discount of $1.6 million. The 2037 senior notes, when issued in November 2007, were priced at 99.605% with a yield of 6.580%. Interest payments are required to be made semiannually on May 15 and November 15.
     There were no commercial paper borrowings as of December 31, 2007 and 2006. Commercial paper borrowings are supplemented by the Company’s five-year revolving credit facility agreement of $1.2 billion that expires on July 20, 2009. The Company pays a facility fee of seven basis points on the credit facility whether or not amounts have been borrowed, and borrowings may be made at a spread of 13 basis points above the prevailing London Inter-Bank Offer Rate (“LIBOR”). This spread increases to 18 basis points for borrowings exceeding 50% of the total capacity available under the facility. The facility contains certain covenants, and the only financial covenant requires that the Company not exceed indebtedness to cash flow ratio, as defined, of 4 to 1 at any time. This restriction has never been exceeded. There were no borrowings under this agreement as of December 31, 2007.
     The Company also has the capacity to issue Extendible Commercial Notes (“ECNs”) of up to $240 million, provided that sufficient investor demand for the ECNs exists. ECNs replicate commercial paper, except that the Company has an option to extend the note beyond its initial redemption date to a maximum final maturity of 390 days. However, if exercised, such an extension is at a higher reset rate, which is at a predetermined spread over LIBOR and is related to the Company’s commercial paper rating at the time of extension. As a result of the extension option, no backup facilities for these borrowings are required. The Company’s ECN facility contains no financial covenants. There were no ECNs outstanding at December 31, 2007 and 2006.
     Under the shelf registration that became effective with the Securities and Exchange Commission in 1990, an additional $250 million of debt securities can be issued.
     On April 19, 2007, the Company signed a promissory note with one of its providers of banking services to enable the Company to borrow additional funds, on an uncommitted basis, from time to time to supplement its commercial paper and ECNs borrowings. The specific terms (principal, interest rate and maturity date) of each borrowing governed by this promissory note are determined on the borrowing date of each loan. There were no borrowings outstanding under this promissory note at December 31, 2007 and 2006.
     In 2006, the Company announced it terminated the restoration feature of its stock option program effective March 30, 2006. The Board of Directors voted to eliminate restoration stock options in an effort to reduce future expenses the Company will incur under SFAS No. 123(R). Additionally, the Company has reshaped its long-term incentive compensation program to emphasize the use of restricted performance stock over employee stock options.
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
Dividends
On January 30, 2008, the Board of Directors approved an increase in the quarterly common stock dividend from $0.205 to $0.22 per share. In January 2007, the Board of Directors approved an increase in the quarterly common stock dividend from $0.1815 to $0.205 per share.
Share Repurchase Programs
On January 29, 2003, the Board of Directors approved a stock repurchase program (the “2003 program”) authorizing the purchase of up to 30.0 million shares, which was approximately 7.8% of the total shares of the Company’s outstanding common stock at that time. During 2005, on a trade date basis, the Company repurchased 14.3 million shares for $671.9 million at an average price of $46.84. This program was completed in the first quarter of 2006. The total 30.0 million shares authorized under the 2003 program were repurchased for $1.3 billion at approximately $44.12 per share.
     On January 24, 2006, the Board of Directors approved an additional stock repurchase program (the “2006 program”) authorizing the purchase of up to 45.0 million additional shares, which was approximately 12.1% of the total shares of the Company’s outstanding common stock at that time. During 2006, the Company repurchased 28.4 million shares, which included the remaining 3.4 million shares under the 2003 program, for $1.5 billion at an average price of $54.23, and 8.4 million shares acquired from the estate of William H. McGraw. At December 31, 2006, authorization for the repurchase of 20.0 million shares remained under the 2006 program.
     During March 2006, as part of its previously announced stock repurchase program, the Company acquired 8.4 million shares of the Company’s stock from the holdings of the recently deceased William H. McGraw. The shares were purchased through a mixture of available cash and borrowings at a discount of approximately 2.4% from the March 30, 2006 New York Stock Exchange closing price through a private transaction with Mr. McGraw’s estate. This transaction closed on April 5, 2006, and the total purchase amount was $468.8 million. The transaction was approved by the Financial Policy and Audit Committees of the Company’s Board of Directors, and the Company received independent financial and legal advice concerning the purchase.

     On January 31, 2007, the Board of Directors approved a new stock repurchase program (the “2007 program”) authorizing the repurchase of up to 45.0 million additional shares, which was approximately 12.7% of the total shares of the Company’s outstanding common stock at that time. During 2007, the Company repurchased 37.0 million shares, which included the remaining 20.0 million shares under the 2006 program, for $2.2 billion at an average price of $59.80. The repurchased shares are used for general corporate purposes, including the issuance of shares in connection with the exercise of employee stock options. Purchases under this program were made from time to time on the open market and in private transactions depending on market conditions. At December 31, 2007, authorization for the repurchase of 28.0 million shares remained under the 2007 program.
Quantitative and Qualitative Disclosure about Market Risk
The Company is exposed to market risk from changes in foreign exchange rates. The Company has operations in various foreign countries. The functional currency is the local currency for all locations, except in the McGraw-Hill Education segment, where operations that are extensions of the parent have the U.S. dollar as the functional currency. For hyperinflationary economies, the functional currency is the U.S. dollar. In the normal course of business, these operations are exposed to fluctuations in currency values. The Company does not generally enter into derivative financial instruments in the normal course of business, nor are such instruments used for speculative purposes. The Company has no such instruments outstanding at this time.
     The Company has naturally hedged positions in most countries with a local currency perspective with offsetting assets and liabilities. The gross amount of the Company’s foreign exchange balance sheet exposure from operations is $151.5 million as of December 31, 2007. Management has estimated using an undiversified value-at-risk analysis with 95% certainty that the foreign exchange gains and losses should not exceed $15.2 million over the next year based on the historical volatilities of the portfolio.
     The Company’s net interest expense is sensitive to changes in the general level of interest rates. Based on average debt and investments outstanding over the past year, the following is the projected annual impact of interest expense on current operations:

Percentage change	Projected annual impact
in interest rates	on operations
(+/- )	(millions)

1%	$2.8

Recently Issued Accounting Standards
See Note 1 to the Company’s consolidated financial statements for disclosure of the impact that recently issued accounting standards will have on the Company’s financial statements.
Contractual Obligations, Commitments,
Guarantees and Off-Balance-Sheet Arrangements
The Company has various contractual obligations, which are recorded as liabilities in the consolidated financial statements. Other items, such as certain purchase commitments and other executory contracts, are not recognized as liabilities in the consolidated financial statements but are disclosed herein. For example, the Company is contractually committed to acquire paper and other printing services and broadcast programming and make certain minimum lease payments for the use of property under operating lease agreements.
     The Company believes that the amount of cash and cash equivalents on hand, cash flow expected from operations and availability under its credit facilities will be adequate for the Company to execute its business strategy and meet anticipated requirements for lease obligations, capital expenditures, working capital and debt service for 2008.

Management’s Discussion and Analysis
Contractual Obligations, Commitments, Guarantees and Off-Balance-Sheet Arrangements (continued)
     The following table summarizes the Company’s significant contractual obligations and commercial commitments at December 31, 2007, over the next several years. Additional details regarding these obligations are provided in the notes to the Company’s consolidated financial statements, as referenced in the footnotes to the table:
Contractual Cash Obligations

		Less than
(in millions)	Total	1 Year	1-3 Years	4-5 Years	After 5 Years

Outstanding debt(1)	$1,200.3	$—	$0.3	$400.0	$800.0
Operating leases(2)	1,835.6	184.1	327.8	294.4	1,029.3
Pension and postretirement obligations(3)	437.3	54.5	43.5	46.9	292.4
Paper and other printing services(4)	1,285.2	294.8	464.9	278.3	247.2
Purchase obligations	112.8	63.5	44.7	4.6	—
Other contractual obligations(5,6)	32.6	11.1	17.4	4.1	—
Unconditional purchase obligations(7)	44.2	25.4	13.2	5.4	0.2

Total contractual cash obligations	$4,948.0	$633.4	$911.8	$1,033.7	$2,369.1

(1)	The Company’s long-term debt obligations are described in Note 3 to the consolidated financial statements.

(2)	The Company’s operating lease obligations are described in Note 6 to the consolidated financial statements. Amounts shown include taxes and escalation.

(3)	The Company pension and postretirement medical benefit plans are described in Notes 9 and 10 to the consolidated financial statements.

(4)	Included in the category of paper and other printing services are contracts to purchase paper and printing services. While the contracts do have target volume commitments, there are no contractual terms that require The McGraw-Hill Companies to purchase a specified amount of goods or services. If significant volume shortfalls were to occur over the long term during a contract period, then revised contractual terms may be renegotiated with the supplier. These obligations are not recorded in the Company’s consolidated financial statements until contract payment terms take effect.

(5)	The Company has various contractual commitments for the purchase of broadcast rights for various television programming.

(6)	The Company’s commitments under creative talent agreements include obligations to producers, sports personnel, executives and television personalities.

(7)	A significant portion of the Company’s unconditional purchase obligations represents a commitment for contracts with AT&T and Verizon for data, voice and optical network transport services and contractual obligations with Microsoft, IBM and Oracle for enterprisewide IT software licensing and maintenance.
     Effective January 1, 2007 the Company adopted the provisions of FIN 48. As of December 31, 2007, the Company had $45.8 million of liabilities for unrecognized tax benefits. The Company has excluded the liabilities for unrecognized tax benefits from its contractual obligations table because reasonable estimates of the timing of cash settlements with the respective taxing authorities are not practicable.
“Safe Harbor” Statement Under the Private Securities Litigation Reform Act of 1995
This section, as well as other portions of this document, includes certain forward-looking statements about the Company’s businesses, new products, sales, expenses, tax rates, cash flows, pre-publication investments and operating and capital requirements. Such forward-looking statements include, but are not limited to: the strength and sustainability of the U.S. and global economy; Educational Publishing’s level of success in 2008 adoptions and in open territories and enrollment and demographic trends; the level of educational funding; the strength of School Education including the testing market, Higher Education, Professional and International publishing markets and the impact of technology on them; the level of interest rates and the strength of the economy, profit levels and the capital markets in the U.S. and abroad; the level of success of new product development and global expansion and strength of domestic and international markets; the demand and market for debt ratings, including collateralized debt obligations (“CDO”), residential mortgage and asset-backed securities and related asset classes; the regulatory environment affecting Standard & Poor’s; the level of merger and acquisition activity in the U.S. and abroad; the strength of the domestic and international advertising markets; the volatility of the energy marketplace; the contract value of public works, manufacturing and single-family unit construction; the level of political advertising; and the level of future cash flow, debt levels, manufacturing expenses, distribution expenses, prepublication, amortization and depreciation expense, income tax rates, capital, technology, restructuring charges and other expenditures and prepublication cost investment.
     Actual results may differ materially from those in any forward-looking statements because any such statements involve risks and uncertainties and are subject to change based upon various important factors, including, but not limited to, worldwide economic, financial, political and regulatory conditions; currency and foreign exchange volatility; the health of debt and equity markets, including interest rates, credit quality and spreads, the level of liquidity, future debt issuances including residential mortgage-backed securities and CDOs backed by residential mortgages and related asset classes; the implementation of an expanded regulatory scheme affecting Standard & Poor’s ratings and services; the level of funding in the education market (both domestically and internationally); the pace of recovery in advertising; continued investment by the construction, computer and aviation industries; the successful marketing of new products, and the effect of competitive products and pricing.

Consolidated Statement of Income

Years ended December 31 (in thousands, except per share data)	2007	2006	2005

Revenue
Product	$2,604,432	$2,442,783	$2,536,422
Service	4,167,849	3,812,355	3,467,220

Total Revenue	6,772,281	6,255,138	6,003,642

Expenses
Operating-related
Product	1,129,519	1,092,309	1,092,159
Service	1,398,081	1,294,938	1,224,175

Operating-related Expenses	2,527,600	2,387,247	2,316,334

Selling and general (Note 14)
Product	1,017,187	946,695	984,327
Service	1,420,697	1,341,155	1,188,068

Selling and General Expenses	2,437,884	2,287,850	2,172,395

Depreciation	112,586	113,200	106,750
Amortization of intangibles	48,403	48,387	44,235

Total Expenses	5,126,473	4,836,684	4,639,714
Other income — net (Note 2)	17,305	—	1,236

Income from Operations	1,663,113	1,418,454	1,365,164

Interest expense — net	40,581	13,631	5,202

Income from Operations Before Taxes on Income	1,622,532	1,404,823	1,359,962
Provision for taxes on income	608,973	522,592	515,656

Net income	$1,013,559	$882,231	$844,306

Earnings Per Common Share
Basic	$3.01	$2.47	$2.25
Diluted	$2.94	$2.40	$2.21

See accompanying notes.

Consolidated Balance Sheet

December 31 (in thousands, except share data)	2007	2006

Assets
Current Assets
Cash and equivalents	$396,096	$353,498
Accounts receivable (net of allowances for doubtful accounts and sales returns: 2007 — $267,681; 2006 — $261,920)	1,189,205	1,237,321

Inventories:
Finished goods	324,864	292,934
Work-in-process	8,640	8,047
Paper and other materials	17,164	21,191

Total inventories	350,668	322,172
Deferred income taxes	280,525	244,674
Prepaid and other current assets	116,541	100,273

Total current assets	2,333,035	2,257,938

Prepublication Costs (net of accumulated amortization:
2007 — $940,298; 2006 — $744,274)	573,179	507,838
Investments and Other Assets
Asset for pension benefits	276,487	228,588
Other	177,757	181,376

Total investments and other assets	454,244	409,964

Property and Equipment — At Cost
Land	14,600	13,882
Buildings and leasehold improvements	596,869	444,310
Equipment and furniture	1,002,582	939,349

Total property and equipment	1,614,051	1,397,541
Less — accumulated depreciation	953,285	855,322

Net property and equipment	660,766	542,219

Goodwill and Other Intangible Assets
Goodwill — net	1,697,621	1,671,479
Copyrights — net	178,869	194,373
Other intangible assets — net	459,622	459,079

Net goodwill and other intangible assets	2,336,112	2,324,931

Total Assets	$6,357,336	$6,042,890

See accompanying notes.

	2007	2006

Liabilities and Shareholders’ Equity
Current Liabilities
Notes payable	$22	$2,367
Accounts payable	388,008	372,471
Accrued royalties	110,849	105,606
Accrued compensation and contributions to retirement plans	598,556	551,627
Income taxes currently payable	—	77,463
Unearned revenue	1,085,440	983,210
Deferred gain on sale leaseback	10,180	9,011
Other current liabilities	463,805	366,261

Total current liabilities	2,656,860	2,468,016

Other Liabilities
Long-term debt	1,197,425	314
Deferred income taxes	139,173	150,713
Liability for postretirement healthcare and other benefits	127,893	129,558
Deferred gain on sale leaseback	169,941	180,221
Other non-current liabilities	459,394	434,450

Total other liabilities	2,093,826	895,256

Total liabilities	4,750,686	3,363,272

Commitments and Contingencies (Notes 6 and 15)

Shareholders’ Equity
Common stock, $1 par value: authorized — 600,000,000 shares; issued 411,709,328 shares in 2007 and 2006	411,709	411,709
Additional paid-in capital	169,187	114,596
Retained income	5,551,757	4,821,118
Accumulated other comprehensive loss	(12,623)	(115,212)

Less — Common stock in treasury — at cost (89,341,682 shares in 2007 and 57,750,506 shares in 2006)	4,513,380	2,552,593

Total shareholders’ equity	1,606,650	2,679,618

Total Liabilities and Shareholders’ Equity	$6,357,336	$6,042,890

See accompanying notes.

Consolidated Statement of Cash Flows

Years ended December 31 (in thousands)	2007	2006	2005

Cash Flow from Operating Activities
Net income	$1,013,559	$882,231	$844,306
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	112,586	113,200	106,750
Amortization of intangibles	48,403	48,387	44,235
Amortization of prepublication costs	240,182	228,405	234,276
Provision for losses on accounts receivable	14,991	19,577	18,896
Net change in deferred income taxes	(46,615)	(86,613)	(18,730)
Gain on sale of businesses	(21,432)	—	—
Stock-based compensation	124,692	136,181	51,116
Other	12,639	2,896	5,780
Change in operating assets and liabilities net of effect of acquisitions and dispositions:
Accounts receivable	71,448	(131,686)	(134,975)
Inventories	(11,601)	21,619	(9,484)
Prepaid and other current assets	24,356	10,588	57,913
Accounts payable and accrued expenses	34,840	44,334	93,879
Unearned revenue	86,877	120,805	123,414
Other current liabilities	83,305	20,468	44,001
Income taxes currently payable	(73,529)	51,983	48,048
Net change in other assets and liabilities	2,250	26,929	50,465

Cash provided by operating activities	1,716,951	1,509,304	1,559,890

Cash Flows from Investing Activities
Investment in prepublication costs	(298,984)	(276,810)	(257,795)
Purchase of property and equipment	(229,609)	(126,593)	(120,232)
Acquisition of businesses and equity interests	(86,707)	(13,480)	(461,842)
Disposition of property, equipment and businesses	62,261	12,381	131,335
Additions to technology projects	(16,654)	(22,978)	(16,456)

Cash used for investing activities	(569,693)	(427,480)	(724,990)

Cash Flows from Financing Activities
Dividends paid to shareholders	(277,746)	(260,323)	(246,048)
Proceeds from issuance of senior notes, net	1,188,803	—	—
Payments/additions on short-term debt — net	(2,345)	(605)	(12,677)
Repurchase of treasury shares	(2,212,655)	(1,540,126)	(677,659)
Exercise of stock options	146,867	262,856	192,764
Excess tax benefit from share-based payments	35,849	58,329	—
Other	—	(75)	(169)

Cash used for financing activities	(1,121,227)	(1,479,944)	(743,789)

Effect of Exchange Rate Changes on Cash	16,567	2,831	(22,947)

Net change in cash and equivalents	42,598	(395,289)	68,164
Cash and equivalents at beginning of year	353,498	748,787	680,623

Cash and equivalents at end of year	$396,096	$353,498	$748,787

See accompanying notes.

Consolidated Statement of Shareholders’ Equity

						Less–
				Accumulated	Less–	unearned
		Additional		other	common stock	compensation
	Common stock	paid-in	Retained	comprehensive	in treasury	on restricted
(in thousands, except per share data)	$1 par	capital	income	loss	at cost	stock	Total

Balance at December 31, 2004	$205,855	$113,843	$3,680,852	$(32,255)	$963,751	$20,031	$2,984,513

Net income	—	—	844,306	—	—	—	844,306
Other comprehensive income:
Foreign currency translation adjustment	—	—	—	(33,644)	—	—	(33,644)
Minimum pension liability adjustment	—	—	—	(15,161)	—	—	(15,161)

Comprehensive Income							795,501
Dividends ($0.66 per share)	—	—	(246,048)	—	—	—	(246,048)
Share repurchases	—	—	—	—	671,899	—	(671,899)
Employee stock plans, net of tax benefit	—	13,195	—	—	(233,509)	(4,273)	250,977
Two-for-one stock split at par value	205,854	(125,954)	(79,900)	—	—	—	—
Other	—	(64)	—	—	(168)	—	104

Balance at December 31, 2005	411,709	1,020	4,199,210	(81,060)	1,401,973	15,758	3,113,148

Net income	—	—	882,231	—	—	—	882,231
Other comprehensive income:
Foreign currency translation adjustment	—	—	—	29,207	—	—	29,207
Minimum pension liability adjustment	—	—	—	6,008	—	—	6,008

Comprehensive Income							917,446
Adjustment to initially apply SFAS No. 158, net of tax	—	—	—	(69,367)	—	—	(69,367)
Dividends ($0.73 per share)	—	—	(260,323)	—	—	—	(260,323)
Share repurchases	—	—	—	—	1,540,126	—	(1,540,126)
Employee stock plans, net of tax benefit	—	113,646	—	—	(389,362)	(15,758)	518,766
Other	—	(70)	—	—	(144)	—	74

Balance at December 31, 2006	411,709	114,596	4,821,118	(115,212)	2,552,593	—	2,679,618

Net income	—	—	1,013,559	—	—	—	1,013,559
Other comprehensive income:
Foreign currency translation adjustment	—	—	—	28,618	—	—	28,618
Unrealized gain on investment, net of tax	—	—	—	3,747	—	—	3,747
Pension and other postretirement benefit plans, net of tax	—	—	—	70,224	—	—	70,224

Comprehensive Income							1,116,148
Adjustment to initially apply FIN 48	—	—	(5,174)	—	—	—	(5,174)
Dividends ($0.82 per share)	—	—	(277,746)	—	—	—	(277,746)
Share repurchases	—	—	—	—	2,212,655	—	(2,212,655)
Employee stock plans, net of tax benefit	—	54,683	—	—	(251,701)	—	306,384
Other	—	(92)	—	—	(167)	—	75

Balance at December 31, 2007	$411,709	$169,187	$5,551,757	$(12,623)	$4,513,380	$—	$1,606,650

See accompanying notes.

Notes to Consolidated Financial Statements

1. Accounting Policies
Nature of operations. The McGraw-Hill Companies (the“Company”) is a leading global information services provider serving the financial services, education and business information markets with information products and services. Other markets include energy; construction; aerospace and defense; broadcasting; and marketing information services. The operations consist of three business segments: McGraw-Hill Education, Financial Services and Information & Media.
     The McGraw-Hill Education segment is one of the premier global educational publishers. This segment consists of two operating groups: the School Education Group, serving the elementary and high school (“el-hi”) markets and the Higher Education, Professional and International Group (“HPI”), serving the college, professional, international and adult education markets.
     The Financial Services segment operates under the standard & Poor’s brand. This segment provides services to investors, corporations, governments, financial institutions, investment managers and advisors globally. The segment and the markets it serves are impacted by interest rates, the state of global economies, credit quality and investor confidence. The Financial Services segment consists of two operating groups: Credit Market Services and Investment Services. Credit Market Services provides independent global credit ratings and risk evaluations. Investment Services provides comprehensive value-added financial data, information, investment indices and research.
     The Information & Media segment includes business, professional and broadcast media, offering information, insight and analysis; and consists of two operating groups, the Business-to-Business Group (including such brands as BusinessWeek, J.D. Power and Associates, McGraw-Hill Construction, Platts and Aviation Week) and the Broadcasting Group, which operates nine television stations, four ABC affiliates and five Azteca America affiliated stations.
     Principles of consolidation. The consolidated financial statements include the accounts of all subsidiaries and the Company’s share of earnings or losses of joint ventures and affiliated companies under the equity method of accounting. All significant inter-company accounts and transactions have been eliminated.
     Use of estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
     Cash and cash equivalents. Cash and cash equivalents include highly liquid investments with original maturities of three months or less and consist primarily of money market funds and time deposits. Such investments are stated at cost, which approximates market value and were $396.1 million and $353.5 million at December 31, 2007 and 2006, respectively. These investments are not subject to significant market risk.
     Accounts receivable. Credit is extended to customers based upon an evaluation of the customer’s financial condition. Accounts receivable are recorded at net realizable value.
     Allowance for doubtful accounts and sales returns. The accounts receivable reserve methodology is based on historical analysis and a review of outstanding balances. The impact on the operating profit for a one percentage point change in the allowance for doubtful accounts is $14.6 million. A significant estimate in the McGraw-Hill Education segment, and particularly within the HPI Group, is the allowance for sales returns, which is based on the historical rate of return and current market conditions. Should the estimate of the allowance for sales returns in the HPI Group vary by one percentage point, the impact on operating profit would be approximately $11.3 million.
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
     Deferred technology costs. The Company capitalizes certain software development and Web site implementation costs. Capitalized costs only include incremental, direct costs of materials and services incurred to develop the software after the preliminary project stage is completed, funding has been committed and it is probable that the project will be completed and used to perform the function intended. Incremental costs are expenditures that are out-of-pocket to the Company and are not part of an allocation or existing base from within the Company. Software development and Web site implementation costs are expensed as incurred during the preliminary project stage. Capitalized costs are amortized from the year the software is ready for its intended use over its estimated useful life, three to seven years, using straight-line method. Periodically, the Company evaluates the amortization methods, remaining lives and recoverability of such costs. Capitalized software development and Web site implementation costs are included in other non-current assets and are presented net of accumulated amortization. Gross deferred technology costs were $127.1 million and $127.9 million at December 31, 2007 and 2006, respectively. Accumulated amortization of deferred technology costs was $73.8 million and $54.1 million at December 31, 2007 and 2006, respectively.

     Accounting for the impairment of long-lived assets. The Company accounts for impairment of long-lived assets in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” (“SFAS No. 144”). The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Upon such an occurrence, recoverability of assets to be held and used is measured by comparing the carrying amount of an asset to forecasted undiscounted future net cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. For long-lived assets held for sale, assets are written down to fair value, less cost to sell. Fair value is determined based on discounted cash flows, appraised values or management’s estimates, depending upon the nature of the assets. There were no material impairments of long-lived assets for the years ended December 31, 2007, 2006 and 2005.
     Goodwill and other intangible assets. Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. As of December 31, 2007 and 2006, goodwill and other indefinite lived intangible assets was $1.9 billion in each year. In accordance with the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets,” (“SFAS No. 142”) goodwill and other intangible assets with indefinite lives are not amortized, but instead are tested for impairment annually, or if certain circumstances indicate a possible impairment may exist. The Company evaluates the recoverability of goodwill and indefinite lived intangible assets using a two-step impairment test approach at the reporting unit level. In the first step the fair value for the reporting unit is compared to its book value including goodwill. In the case that the fair value of the reporting unit is less than the book value, a second step is performed which compares the implied fair value of the reporting unit’s goodwill to the book value of the goodwill. The fair value for the goodwill is determined based on the difference between the fair values of the reporting units and the net fair values of the identifiable assets and liabilities of such reporting units. If the fair value of the goodwill is less than the book value, the difference is recognized as an impairment. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their estimated useful lives to the estimated residual values and reviewed for impairment in accordance with SFAS No. 144. The Company performed its impairment assessment on long-lived assets, including intangible assets and goodwill, in accordance with the methods prescribed above and concluded that no impairment existed for the years ended 2007, 2006 and 2005.
     Foreign currency translation. The Company has operations in many foreign countries. For most international operations, the local currency is the functional currency. For international operations that are determined to be extensions of the Parent Company, the U.S. dollar is the functional currency. For local currency operations, assets and liabilities are translated into U.S. dollars using end of period exchange rates, and revenue and expenses are translated into U.S. dollars using weighted-average exchange rates. Foreign currency translation adjustments are accumulated in a separate component of shareholders’ equity.
     Revenue. Revenue is recognized when goods are shipped to customers or services are rendered. Units whose revenue is principally from service contracts record revenue as earned. The Company considers amounts to be earned once evidence of an arrangement has been obtained, services are delivered, fees are fixed or determinable and collectibility is reasonably assured. Revenue relating to products that provide for more than one deliverable is recognized based upon the relative fair value to the customer of each deliverable as each deliverable is provided. Revenue relating to agreements that provide for more than one service is recognized based upon the relative fair value to the customer of each service component as each component is earned. If the fair value to the customer for each service is not objectively determinable, revenue is recorded as unearned and recognized ratably over the service period. Fair value is determined for each service component through a bifurcation analysis that relies upon the pricing of similar cash arrangements that are not part of the multi-element arrangement. Advertising revenue is recognized when the page is run or the spot is aired. Subscription income is recognized over the related subscription period.
     The transformation of Sweets, the popular building products database, from a print catalog to a fully-integrated Internet based sales and marketing solution led to sales of bundled products which resulted in an additional $23.8 million of deferred revenue in 2006 which was recognized ratably throughout 2007.
     Product revenue consists of revenue from the McGraw-Hill Education and Information & Media segments, and represents educational products, primarily books, magazine circulation revenue and syndicated study products. Service revenue represents the revenue from the Financial Services segment and the remaining revenue of the Information & Media segment, related to information related services and advertising, and service assessment contracts for the McGraw-Hill Education segment.
     Shipping and handling costs. In accordance with Emerging Issues Task Force (“EITF”) No. 00-10, “Accounting for Shipping and Handling Fees and Costs,” all amounts billed to customers in a sales transaction for shipping and handling are classified as revenue.
     Depreciation. The costs of property and equipment are depreciated using the straight-line method based upon the following estimated useful lives: buildings and improvements – 15 to 40 years; equipment and furniture – two to 10 years. The costs of leasehold improvements are amortized over the lesser of the useful lives or the terms of the respective leases.
     Advertising expense. The cost of advertising is expensed as incurred. The Company incurred $80.8 million, $79.6 million and $81.9 million in advertising costs in 2007, 2006 and 2005, respectively.
     Stock-based compensation. Effective January 1, 2006, the Company adopted the provisions of, and accounts for stock-based compensation in accordance with, SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123(R)”). Under the

fair value recognition provisions of this statement, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period, which is the vesting period. The Company has applied the modified prospective method, under which prior periods are not revised for comparative purposes. The valuation provisions of SFAS No. 123(R) apply to new grants and to grants that were outstanding as of the effective date and are subsequently modified. Estimated compensation for grants that were outstanding as of the effective date will be recognized over the remaining service period using the compensation cost estimated for the SFAS No. 123, “Accounting for Stock-Based Compensation,” (“SFAS No. 123”) pro forma disclosures. Stock-based compensation is classified as both operating expense and selling and general expense on the consolidated statement of income. In accordance with SFAS No. 123(R), accrued compensation on restricted stock within other non-current liabilities and unearned compensation on restricted stock have been reclassed to additional paid-in capital in the consolidated balance sheet on the date of adoption. Prior to the adoption of SFAS No. 123(R), the Company applied the provisions prescribed by Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees,” (“APB No. 25”) in accounting for its stock-based awards, and accordingly, recognized no compensation cost for its stock option plans other than for its performance and non-performance restricted stock awards.
     The following table illustrates the effect on net income and earnings per common share if the Company had accounted for stock-based compensation in accordance with SFAS No. 123 for the year ended December 31, 2005:

(in millions, except earnings per share)	2005

Net income, as reported	$844.3
Stock-based compensation cost included in net income, net of tax	32.1
Fair value of stock-based compensation cost, net of tax	(74.0)

Pro forma net income	$802.4

Basic earnings per common share
As reported	$2.25
Pro forma	$2.14
Diluted earnings per common share
As reported	$2.21
Pro forma	$2.10

     Taxes on Income. The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes.” Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled.
     Management’s judgment is required in determining the Company’s provision for income taxes and deferred tax assets and liabilities. In determining the need for a valuation allowance, the historical and projected financial performance of the operation that is recording a net deferred tax asset is considered along with any other pertinent information.
     Effective January 1, 2007, the Company adopted the provisions of the Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109,” (“FIN 48”). FIN 48 clarifies the accounting and reporting for uncertainties in income taxes and prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. As a result of the implementation of FIN 48, the Company recognized an increase in the liability for unrecognized tax benefits of approximately $5.2 million, which was accounted for as a reduction to the January 1, 2007 balance of retained income. The total amount of federal, state and local, and foreign unrecognized tax benefits as of December 31, 2007 and January 1, 2007 were $45.8 million and $75.1 million, respectively, exclusive of interest and penalties. Included in the balance at December 31, 2007 and January 1, 2007, are $3.9 million and $13.5 million, respectively, of tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. Because of the impact of deferred tax accounting, other than interest and penalties, the disallowance of the shorter deductibility period would not affect the annual effective tax rate but would accelerate the payment of cash to the taxing authority to an earlier period. The Company recognizes accrued interest and penalties related to unrecognized tax benefits in interest expense and operating expense, respectively. In addition to the unrecognized tax benefits, as of December 31, 2007 and January 1, 2007, the Company had $11.9 million and $12.4 million, respectively, of accrued interest and penalties associated with uncertain tax positions.
     The Company or one of its subsidiaries files income tax returns in the U.S. federal jurisdiction, various states, and foreign jurisdictions, and the Company is routinely under audit by many different tax authorities. Management believes that its accrual for tax liabilities is adequate for all open audit years based on its assessment of many factors including past experience and interpretations of tax law. This assessment relies on estimates and assumptions and may involve a series of complex judgments about future events. It is possible that examinations will be settled prior to December 31, 2008. If any of these tax audit settlements do occur within that period the Company would make any necessary adjustments to the accrual for unrecognized tax benefits. Until formal resolutions are reached between the Company and the tax authorities, the determination of a possible audit settlement range with respect to the impact on unrecognized tax benefits is not practicable. On the basis of present information, it is the opinion of the Company’s management that any assessments resulting from the current audits will not have a material effect on the Company’s consolidated financial statements.

     Recent accounting pronouncements. In December 2007, the FASB issued SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements an amendment of ARB No. 51,” (“SFAS No. 160”). SFAS No. 160 amends Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” to establish accounting and reporting standards for any noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 clarifies that a noncontrolling interest in a subsidiary should be reported as a component of equity in the consolidated financial statements and requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolled interest. SFAS No. 160 is effective for the Company beginning January 1, 2009 and is to be applied prospectively, except for the presentation and disclosure requirements, which upon adoption will be applied retrospectively for all periods presented. Early adoption of SFAS No. 160 is prohibited. The Company is currently evaluating the impact SFAS No. 160 will have on its consolidated financial statements.
     In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations,” (“SFAS No. 141(R)”). SFAS No. 141(R) fundamentally changes many aspects of existing accounting requirements for business combinations. SFAS No. 141(R) includes guidance for the recognition and measurement of the identifiable assets acquired, the liabilities assumed, and any non-controlling or minority interest in the acquired company. It also provides guidance for the measurement of goodwill, the recognition of contingent consideration, the accounting for pre-acquisition gain and loss contingencies as well as acquisition-related transaction costs. SFAS No. 141(R) applies prospectively and is effective for business combinations made by the Company beginning January 1, 2009. Early adoption of SFAS No. 141(R) is prohibited. The Company is currently evaluating the impact SFAS No. 141(R) will have on its consolidated financial statements.
     In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” (“SFAS No. 157”) to clarify the definition of fair value, establish a framework for measuring fair value and expand the disclosures on fair value measurements. SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS No. 157 also stipulates that, as a market-based measurement, fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability, and establishes a fair value hierarchy that distinguishes between (a) market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (b) the reporting entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). SFAS No. 157 is effective beginning in the first quarter of fiscal 2008 for financial assets and liabilities. The Company does not anticipate the adoption of SFAS No. 157 for financial assets and liabilities to have a material impact on its consolidated financial statements. Further, in February 2008, the FASB issued FASB Staff Position (“FSP”) 157-2, “Effective Date of FASB Statement No. 157,” (“FSP FAS 157-2”) which delays the effective date of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities until fiscal years beginning after November 15, 2008, which for the Company is 2009. The Company is currently evaluating the impact FSP FAS 157-2 will have on its consolidated financial statements.
     Reclassification. Certain prior year amounts have been reclassified for comparability purposes.
2. Acquisitions and Dispositions
Acquisitions. In 2007, the Company paid $86.7 million for the acquisition of several businesses and for purchase price adjustments from its prior years’ acquisitions. In 2006, the Company paid $13.5 million for the acquisition of several businesses and partial equity interests and for purchase price adjustments from its prior years’ acquisitions. In 2005, the Company paid $461.8 million for the acquisition of several businesses and partial equity interests and for purchase price adjustments from its prior years’ acquisitions. The businesses acquired in 2005 principally included Vista Research, Inc., J.D. Power and Associates and an additional 49.07% investment in CRISIL Limited. All of these acquisitions were accounted for under the purchase method. The excess of the purchase price over the fair value of the net assets acquired was preliminarily allocated to goodwill and other intangibles. Intangible assets recorded for all current transactions are amortized using the straight-line method for periods not exceeding 20 years with the exception of the J.D. Power trade name, which has an indefinite life.
     Non-cash investing activities. Liabilities assumed in conjunction with the acquisition of businesses are as follows:

(in millions)	2007	2006	2005

Fair value of assets acquired	$102.5	$19.0	$643.5
Cash paid (net of cash acquired)	86.7	13.5	461.8

Liabilities assumed	$15.8	$5.5	$181.7

     All of these acquisitions are immaterial to the Company individually and in the aggregate.
     Dispositions. In March 2007, the Company sold its mutual fund data business, which was part of the Financial Services segment. This business was selected for divestiture as it no longer fit within the Company’s strategic plans. The divestiture of the mutual fund data business will enable the Financial Services segment to focus on its core business of providing independent research, ratings, data indices and portfolios services. The Company recognized a pre-tax gain of $17.3 million ($10.3 million after-tax, or $0.03 per diluted share).
     In 2007, all dispositions including the sale of the mutual fund data business are immaterial to the Company individually and in the aggregate.
     In 2006, the Company made several dispositions that are immaterial individually and in the aggregate.
     In November 2005, the Company sold its Healthcare Information Group, a unit of the Information & Media segment. The Healthcare Information Group consisted of several magazines including: The Physician and Sportsmedicine, Postgraduate Medicine and Healthcare Informatics, as well as a variety of healthcare information programs that serve the medical market. The divestiture of the Healthcare Information Group enabled the Information & Media segment to direct resources towards building its key business information and market insight franchises. The Company recognized a pre-tax loss of $5.5 million ($3.3 million after-tax, or less than $0.01 per diluted share).
     In September 2005, the Company sold its Corporate Value Consulting (“CVC”) business, the valuation services unit of the Financial Services segment. This business was selected for divestiture as it no longer fit with the Company’s strategic plans. The divestiture of CVC enabled the Financial Services segment to focus on its core business of providing independent research, ratings, data indices and portfolio services. The Company recognized a pre-tax gain of $6.8 million ($4.2 million after-tax, or $0.01 per diluted share).
     All of these dispositions are immaterial to the Company individually and in the aggregate.
3. Debt and Other Commitments
A summary of short-term and long-term debt outstanding as of December 31, is as follows:

(in millions)	2007	2006

5.375% Senior Notes, due 2012(a)	$399.7	$–
5.900% Senior Notes, due 2017(b)	399.0	–
6.550% Senior Notes, due 2037(c)	398.4	–
Notes payable	0.3	2.7

Total debt	1,197.4	2.7
Less: Short-term debt including current maturities	–	2.4

Long-term debt	$1,197.4	$0.3

Senior Notes
(a)   As of December 31, 2007, the Company had outstanding $399.7 million of 2012 senior notes consisting of $400 million principal and an unamortized debt discount of $0.3 million. The 2012 senior notes, when issued in November 2007, were priced at 99.911% with a yield of 5.399%. Interest payments are required to be made semiannually on February 15 and August 15.
(b)   As of December 31, 2007, the Company had outstanding $399.0 million of 2017 senior notes consisting of $400 million principal and an unamortized debt discount of $1.0 million. The 2017 senior notes, when issued in November 2007, were priced at 99.76% with a yield of 5.933%. Interest payments are required to be made semiannually on April 15 and October 15.
(c)   As of December 31, 2007, the Company had outstanding $398.4 million of 2037 senior notes consisting of $400 million principal and an unamortized debt discount of $1.6 million. The 2037 senior notes, when issued in November 2007, were priced at 99.605% with a yield of 6.580%. Interest payments are required to be made semiannually on May 15 and November 15.
     Available Financing. On June 22, 2007, the Company completed the conversion of its commercial paper program from the Section 3a (3) to the Section 4(2) classification as defined under the Securities Act of 1933. This conversion provides the Company with greater flexibility relating to the use of proceeds received from the issuance of commercial paper which may be sold to qualified institutional buyers and accredited investors. All commercial paper issued by the Company subsequent to this conversion date will be executed under the Section 4(2) program. The Section 3a (3) program was officially terminated when all existing commercial paper outstanding under this program matured in July 2007. The size of the Company’s total commercial paper program remains $1.2 billion and is supported by the revolving credit agreement described below. There were no outstanding commercial paper borrowings as of December 31, 2007 and 2006.
     The Company has a five-year revolving credit facility agreement of $1.2 billion that expires on July 20, 2009. The Company pays a facility fee of seven basis points on the credit facility agreement whether or not amounts have been borrowed, and borrowings may be made at a spread of 13 basis points above the prevailing London Inter-Bank Offer Rate (“LIBOR”). This spread increases to 18 basis points for borrowings exceeding 50% of the total capacity available under the facility.
     The revolving credit facility contains certain covenants. The only financial covenant requires that the Company not exceed indebtedness to cash flow ratio, as defined, of 4 to 1 at any time. This restriction has never been exceeded. There were no borrowings under the amended facility as of December 31, 2007 and 2006.
     The Company has the capacity to issue Extendible Commercial Notes (“ECNs”) of up to $240 million, provided that sufficient investor demand for the ECNs exists. ECNs replicate commercial paper, except that the Company has an option to extend the note beyond its initial redemption date to a maximum final maturity of 390 days. However, if exercised, such an extension is at a higher reset rate, which is at a predetermined spread over LIBOR and is related to the Company’s commercial paper rating at the time of extension. As a result of the extension option, no backup facilities for these borrowings are required. As is the case with commercial paper, ECNs have no financial covenants. There were no ECN borrowings outstanding as of December 31, 2007 and 2006.
     Under the shelf registration that became effective with the Securities and Exchange Commission in 1990, an additional $250 million of debt securities can be issued.
     On April 19, 2007, the Company signed a promissory note with one of its providers of banking services to enable the Company to borrow additional funds, on an uncommitted basis, from time to time to supplement its commercial paper and ECNs borrowings. The specific terms (principal, interest rate and maturity date) of each borrowing governed by this promissory note are determined on the borrowing date of each loan. These borrowings have no financial covenants. There were no promissory note borrowings outstanding as of December 31, 2007 and 2006.

     Long-term debt was $1,197.4 million and $0.3 million as of December 31, 2007 and 2006, respectively. The carrying amount of the Company’s borrowings approximates fair value. The Company paid interest on its debt totaling $48.3 million in 2007, $11.7 million in 2006 and $4.2 million in 2005.
     Aggregate requirements for long-term debt maturities during the next five years are as follows: 2008 through 2011 – no amounts due; 2012 – $400.0 million.
     As of December 31, 2007, the Company’s unconditional purchase obligations payments are as follows:

(in millions)	2008	2009	2010	2011	2012	Thereafter

	$25.4	$8.4	$4.8	$2.7	$2.7	$0.2

4. Segment Reporting and Geographic Information
The Company has three reportable segments: McGraw-Hill Education, Financial Services and Information & Media. The McGraw-Hill Education segment is one of the premier global educational publishers and is the largest U.S. owned educational publisher serving the elementary and high school (“el-hi”), college and university, professional and international markets. The segment consists of two operating groups: the School Education Group (“SEG”) and the Higher Education, Professional and International (“HPI”) Group. During 2007, 2006 and 2005, the segment incurred restructuring charges that reduced operating profit by $16.3 million, $16.0 million and $9.0 million pre-tax, respectively (see Note 14).
     The Financial Services segment operates under the Standard & Poor’s brand. This segment provides services to investors, corporations, governments, financial institutions, investment managers and advisors globally. The segment and the markets it serves are impacted by interest rates, the state of global economies, credit quality and investor confidence. The Financial Services segment consists of two operating groups: Credit Market Services and Investment Services. Credit Market Services provides independent global credit ratings and risk evaluations. Investment Services provides comprehensive value-added financial data, information, investment indices and research. In March 2007, the Company sold its mutual fund data business, which was part of the Financial Services segment, for a pre-tax gain of $17.3 million. In September 2005, the Company divested its Corporate Value Consulting business, which was formerly part of the Financial Services segment. During 2005, the Company acquired Vista Research, Inc. and an additional 49.07% investment in CRISIL Limited. The assets of these acquisitions totaled approximately $123.0 million and are not considered material to the Company. These acquisitions are included as part of the Financial Services segment. In 2007 and 2005, the segment incurred restructuring charges that reduced operating profit by $18.8 million and $1.2 million pre-tax, respectively.
     The Information & Media (“I&M”) segment consists of two operating groups, which include business and professional media offering information, insight and analysis: the Business-to-Business Group (consisting of the BusinessWeek, J.D. Power and Associates
(“JDPA”), McGraw-Hill Construction, Platts and Aviation Week brands), and the Broadcasting Group, which operates nine television stations. During 2007, 2006 and 2005, the segment incurred restructuring charges that reduced operating profit by $6.7 million, $8.7 million and $10.2 million pre-tax, respectively. Included in the results of the I&M segment are the results of JDPA which was acquired on April 1, 2005. The assets acquired in this acquisition totaled approximately $520 million and are not considered material to the Company. The segment revenue included $43.8 million for JDPA in the first quarter of 2006 with no comparable amount in 2005. In November 2005, the Company divested its Healthcare Information Group, which was formerly part of the I&M segment. This divestiture was not material to the I&M segment. The results for 2006 reflect a deferral of $23.8 million of revenue and $21.1 million of operating profit related to the transformation of Sweets from a primarily print catalog to bundled print and online services, which was recognized ratably throughout 2007.
     In 2006, as a result of the adoption of SFAS No. 123(R), the Company incurred stock-based compensation expense of $136.2 million which was charged to the following: McGraw-Hill Education, $31.6 million; Financial Services, $38.3 million; Information & Media, $22.9 million and Corporate, $43.4 million, pre-tax. Included in this charge is the impact of the elimination of the Company’s restoration stock option program of $23.8 million which impacted McGraw-Hill Education by $4.2 million, Financial Services by $2.1 million, Information & Media by $2.7 million and Corporate by $14.8 million, pre-tax.
     Information as to the operations of the three segments of the Company is set forth below based on the nature of the products and services offered. The Executive Committee, consisting of the Company’s principal corporate executives, is the Company’s chief operating decision-maker and evaluates performance based primarily on operating profit. The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies.
     The operating profit adjustments listed below relate to the operating results of the corporate entity, which is not considered an operating segment and includes corporate expenses of $159.8 million, $162.9 million and $124.8 million, and net interest expense of $40.6 million, $13.6 million and $5.2 million, of the Company for the years ended December 31, 2007, 2006 and 2005, respectively. Restructuring charges in 2007, 2006 and 2005 impacted corporate expenses by $1.9 million, $6.8 million and $2.8 million pre-tax, respectively. Corporate assets consist principally of cash and equivalents, prepaid pension expense, deferred income taxes and leasehold improvements related to subleased areas.
     Foreign operating profit was $508.3 million, $305.0 million and $303.4 million in 2007, 2006 and 2005, respectively. Foreign revenue, operating profit and long-lived assets include operations in 40 countries. The Company does not have operations in any foreign country that represent more than 5% of its consolidated revenue. Transfers between geographic areas are recorded at agreed upon prices and intercompany revenue and profit are eliminated.

     Segment information for the years ended December 31, 2007, 2006 and 2005 is as follows:

	McGraw-Hill	Financial	Information		Segment		Consolidated
(in millions)	Education	Services	& Media		Totals	Adjustments	Total

2007
Revenue	$2,705.9	$3,046.2	$1,020.2	(a)	$6,772.3	$–	$6,772.3
Operating profit	400.0	1,359.4	63.5	(a)	1,822.9	(200.4)	1,622.5	*
Stock-based compensation(b)	27.7	44.2	22.1		94.0	30.7	124.7
Depreciation and amortization(c)	310.3	50.9	33.2		394.4	6.8	401.2
Assets	2,996.0	1,306.4	953.1		5,255.5	1,101.8	6,357.3
Capital expenditures(d)	434.5	62.1	29.6		526.2	2.4	528.6
Technology project additions	5.2	7.1	0.7		13.0	3.7	16.7

2006
Revenue	$2,524.2	$2,746.4	$984.5	(a)	$6,255.1	$–	$6,255.1
Operating profit	329.1	1,202.3	49.9	(a)	1,581.3	(176.5)	1,404.8	*
Stock-based compensation(b)	31.6	38.3	22.9		92.8	43.4	136.2
Depreciation and amortization(c)	303.5	48.4	35.4		387.3	2.7	390.0
Assets	2,826.5	1,308.0	950.8		5,085.3	957.6	6,042.9
Capital expenditures(d)	338.2	44.9	19.3		402.4	1.0	403.4
Technology project additions	11.7	2.8	4.8		19.3	3.7	23.0

2005
Revenue	$2,671.7	$2,400.8	$931.1		$6,003.6	$–	$6,003.6
Operating profit	410.2	1,019.2	60.6		1,490.0	(130.0)	1,360.0	*
Stock-based compensation	12.0	8.4	8.8		29.2	21.9	51.1
Depreciation and amortization(c)	305.0	45.7	30.6		381.3	3.9	385.2
Assets	2,841.5	1,136.5	944.0		4,922.0	1,473.8	6,395.8
Capital expenditures(d)	324.1	26.2	23.1		373.4	4.6	378.0
Technology project additions	8.6	1.2	6.7		16.5	–	16.5

* Income from operations before taxes on income.
(a) The results for 2006 reflect a deferral of $23.8 million of revenue and $21.1 million of operating profit related to the transformation of Sweets from a primarily print catalog to bundled print and online services, which was recognized ratably throughout 2007.
(b) In 2006 the company adopted SFAS No. 123(R), “Shared-Based Payment” (see Note 8).
(c) Includes amortization of intangible assets and prepublication costs.
(d) Includes purchase of property and equipment and investments in prepublication costs.
     The following is a schedule of revenue and long-lived assets by geographic location:

(in millions)	2007		2006		2005
		Long-lived		Long-lived		Long-lived
	Revenue	Assets	Revenue	Assets	Revenue	Assets

United States	$5,008.5	$3,279.7	$4,725.0	$3,114.7	$4,665.8	$3,208.0
European region	1,030.9	186.4	883.9	183.5	760.0	66.7
Asia	426.1	117.3	376.3	115.4	336.6	92.5
Rest of world	306.8	39.9	269.9	35.2	241.2	44.8

Total	$6,772.3	$3,623.3	$6,255.1	$3,448.8	$6,003.6	$3,412.0

5. Taxes on Income
Income from operations before taxes on income resulted from domestic and foreign operations as follows:

(in millions)	2007	2006	2005

Domestic operations	$1,370.3	$1,224.0	$1,218.9
Foreign operations	252.2	180.8	141.1

Total income before taxes	$1,622.5	$1,404.8	$1,360.0

     A reconciliation of the U.S. statutory tax rate to the Company’s effective tax rate for financial reporting purposes follows:

	2007	2006	2005

U.S. statutory rate	35.0%	35.0%	35.0%

Effect of state and local
income taxes	4.5	4.2	4.4
American Jobs Creation Act
(see below)	—	—	0.7
Other — net	(2.0)	(2.0)	(2.2)

Effective tax rate	37.5%	37.2%	37.9%

     The Company adopted the provisions of FIN 48 on January 1, 2007. As a result of the implementation of FIN 48, the Company recognized an increase in the liability for unrecognized tax benefits of approximately $5.2 million, which was accounted for as a reduction to the January 1, 2007 balance of retained income. The total amount of federal, state and local, and foreign unrecognized tax benefits as of December 31, 2007 and January 1, 2007 were $45.8 million and $75.1 million, respectively, exclusive of interest and penalties. Included in the balance at December 31, 2007 and January 1, 2007, are $3.9 million and $13.5 million, respectively, of tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. Because of the impact of deferred tax accounting, other than interest and penalties, the disallowance of the shorter deductibility period would not affect the annual effective tax rate but would accelerate the payment of cash to the taxing authority to an earlier period. The Company recognizes accrued interest and penalties related to unrecognized tax benefits in interest expense and operating expense, respectively. In addition to unrecognized tax benefits, as of December 31, 2007 and January 1, 2007, the Company had $11.9 million and $12.4 million, respectively, of accrued interest and penalties associated with uncertain tax positions.
     A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(in millions)
|
Balance at January 1, 2007	$75.1
Additions based on tax positions related to the current year	12.0
Additions for tax positions of prior years	1.5
Reductions for tax positions of prior years	(42.8)

Balance at December 31, 2007	$45.8

     The net decrease of $29.3 million in the amount of unrecognized tax benefits favorably impacted tax expense by $20.0 million. The remaining net decrease was attributable to tax positions that were timing related. This favorable impact to the tax provision was offset by additional requirements for the repatriation of cash from international operations.
     In 2007, the Company completed the U.S. federal tax audits for the years ended December 31, 2004, 2005 and 2006 and consequently has no open U.S. federal income tax examinations for years prior to 2007. In 2007, the Company completed various state and foreign tax audits and, with few exceptions, is no longer subject to state and local, or non-U.S. income tax examinations by tax authorities for the years before 2002.
     The Company or one of its subsidiaries files income tax returns in the U.S. federal jurisdiction, various states, and foreign jurisdictions, and the Company is routinely under audit by many different tax authorities. Management believes that its accrual for tax liabilities is adequate for all open audit years based on its assessment of many factors including past experience and interpretations of tax law. This assessment relies on estimates and assumptions and may involve a series of complex judgments about future events. It is possible that tax examinations will be settled prior to December 31, 2008. If any of these tax audit settlements do occur within that period, the Company would make any necessary adjustments to the accrual for unrecognized tax benefits. Until formal resolutions are reached between the Company and the tax authorities, the determination of a possible audit settlement range with respect to the impact on unrecognized tax benefits is not practicable. On the basis of present information, it is the opinion of the Company’s management that any assessments resulting from the current audits will not have a material effect on the Company’s consolidated financial statements.
     During 2006, the Company completed various federal, state and local, and foreign tax audits and removed approximately $17.0 million from its accrued income tax liability accounts. This amount was offset by additional requirements for taxes related to foreign subsidiaries.
     During 2005, the Company repatriated $209.3 million of earnings from its foreign subsidiaries. The repatriation took advantage of the one-time incentive offered under the American Jobs Creation Act of 2004 and resulted in an incremental income tax of $10.0 million.

     The provision/(benefits) for taxes on income consists of the following:

(in millions)	2007	2006	2005

Federal:
Current	$455.7	$415.2	$385.7
Deferred	(59.7)	(40.8)	(0.1)

Total federal	396.0	374.4	385.6

Foreign:
Current	96.8	62.8	46.0
Deferred	8.1	(5.5)	(3.2)

Total foreign	104.9	57.3	42.8

State and local:
Current	122.3	99.3	86.1
Deferred	(14.2)	(8.4)	1.2

Total state and local	108.1	90.9	87.3

Total provision for taxes	$609.0	$522.6	$515.7

     The principal temporary differences between the accounting for income and expenses for financial reporting and income tax purposes as of December 31, are as follows:

(in millions)	2007	2006

Deferred tax assets:
Reserves and accruals	$415.5	$340.1
Postretirement benefits	58.5	104.4
Deferred gain	75.2	78.6
Other — net	64.2	49.9

Total deferred tax assets	613.4	573.0

Deferred tax liabilities:
Fixed assets and intangible assets	(374.2)	(362.2)
Prepaid pension and other expenses	(90.2)	(109.9)
Unearned revenue	(7.7)	(6.9)

Total deferred tax liabilities	(472.1)	(479.0)

Net deferred income taxes	$141.3	$94.0

Reported as:
Net current deferred tax assets	$280.5	$244.7
Net non-current deferred tax liabilities	(139.2)	(150.7)

Net deferred income taxes	$141.3	$94.0

     The Company made net income tax payments totaling $635.4 million in 2007, $480.0 million in 2006 and $419.3 million in 2005. At December 31, 2007, the Company had federal net operating loss carryforwards of approximately $39.0 million, which will expire between 2008 and 2027, and the utilization of these losses will be subject to limitations.
     The Company has not recorded deferred income taxes applicable to undistributed earnings of foreign subsidiaries that are indefinitely reinvested in foreign operations. Undistributed earnings amounted to approximately $392.1 million at December 31, 2007. Quantification of the deferred tax liability, if any, associated with indefinitely reinvested earnings is not practicable.
6. Rental Expense and Lease Obligations
Rental expense for property and equipment under all operating lease agreements is as follows:

(in millions)	2007	2006	2005

Gross rental expense	$228.2	$214.7	$205.9
Less: sublease revenue	5.5	7.3	6.6
Less: Rock-McGraw rent credit	17.6	16.9	16.9

Net rental expense	$205.1	$190.5	$182.4

     The Company is committed under lease arrangements covering property, computer system and office equipment. Leasehold improvements are amortized straight-line over the shorter of their economic lives or their leases term. Certain lease arrangements contain escalation clauses covering increased costs for various defined real estate taxes and operating services. Rent escalation fees are recognized straight-line over the lease team.
     Minimum rental commitments, including rent payment on the sale-leaseback described in Note 13 to the consolidated financial statements, under existing non-cancelable leases with a remaining term of more than one year, are shown in the following table. The annual rental commitments, for real estate are reduced by $2.8 million in 2008, $2.4 million in 2009, $2.2 million in 2010, $1.9 million in 2011 and $1.2 in 2012 for subleases income.

(in millions)

2008	$171.4
2009	156.0
2010	145.2
2011	136.2
2012	129.6
2013 and beyond	927.1

Total	$1,665.5

7. Shareholders’ Equity
Capital Stock
Two million shares of preferred stock, par value $1 per share, are authorized; none have been issued.
     The Company terminated the restoration feature of its stock option program on March 30, 2006 in an effort to reduce future expenses the Company would have incurred under SFAS No. 123(R).
     In 2007, dividends were paid at the quarterly rate of $0.205 per common share. Total dividends paid in 2007, 2006 and 2005 were $277.7 million, $260.3 million and $246.0 million, respectively. On January 30, 2008, the Board of Directors approved an increase in the dividends for 2008 to a quarterly rate of $0.22 per common share.
     Stock Repurchases. On January 29, 2003, the Board of Directors approved a stock repurchase program (the “2003 program”) authorizing the purchase of up to 30.0 million shares, which was approximately 7.8% of the total shares of the Company’s outstanding common stock at that time. During 2005, on a trade date basis, the Company repurchased 14.3 million shares for $671.9 million at an average price of $46.84. This program was completed in the first quarter of 2006. The total 30.0 million shares authorized under the 2003 program were repurchased for $1.3 billion at approximately $44.12 per share.
     On January 24, 2006, the Board of Directors approved an additional stock repurchase program (the “2006 program”) authorizing the purchase of up to 45.0 million additional shares, which was approximately 12.1% of the total shares of the Company’s outstanding common stock at that time. During 2006, the Company repurchased 28.4 million shares, which included 3.4 million shares remaining under the 2003 program, for $1.5 billion at an average price of $54.23, and 8.4 million shares acquired from the estate of William H. McGraw. At December 31, 2006, authorization for the repurchase of 20.0 million shares remained under the 2006 program.
     During March 2006, as part of its previously announced stock repurchase program, the Company acquired 8.4 million shares of the Company’s stock from the holdings of the recently deceased William H. McGraw. The shares were purchased through a mixture of available cash and borrowings at a discount of approximately 2.4% from the March 30, 2006 New York Stock Exchange closing price through a private transaction with Mr. McGraw’s estate. This transaction closed on April 5, 2006 and the total purchase amount was $468.8 million. The transaction was approved by the Financial Policy and Audit Committees of the Company’s Board of Directors, and the Company received independent financial and legal advice concerning the purchase.
     On January 31, 2007, the Board of Directors approved a new stock repurchase program (the “2007 program”) authorizing the repurchase of up to 45.0 million additional shares, which was approximately 12.7% of the total shares of the Company’s outstanding common stock at that time. During 2007, the Company repurchased 37.0 million shares, which included the remaining 20.0 million shares under the 2006 program, for $2.2 billion at an average price of $59.80. At December 31, 2007, authorization for the repurchase of 28.0 million shares remained under the 2007 program.
     Share repurchases for the years ended December 31, are as follows:

(in millions, except average price)	2007	2006	2005

Shares repurchased	37.0	28.4	14.3
Average price	$59.80	$54.23	$46.84
Amount	$2,212.7	$1,540.1	$671.9

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
Accumulated Other Comprehensive Loss
Accumulated other comprehensive loss at December 31, consists of the following:

(in thousands)	2007	2006	2005

Foreign currency
translation adjustments	$(8,074)	$(36,692)	$(65,899)
Unrealized gain on
investment, net of tax	3,747	—	—
Pension and other
postretirement plans,
net of tax	(8,296)	(78,520)	(15,161)

Total accumulated other comprehensive loss	$(12,623)	$(115,212)	$(81,060)

8. Stock Plan Awards
The Company has a Director Deferred Stock Ownership Plan and three stock ownership plans: the 1987, 1993 and 2002 Employee Stock Incentive Plans.
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
     1987 and 1993 Employee Stock Incentive Plans - These plans provided for the granting of incentive stock options, non-qualified stock options, stock appreciation rights (“SARs”), restricted stock awards, deferred stock (applicable to the 1987 Plan only) or other stock-based awards. No further awards may be granted under the 1987 or 1993 Plans; although awards granted prior to the adoption of the 2002 Plan, as amended, remain outstanding under the 1987 and 1993 Plans in accordance with their terms.
     2002 Employee Stock Incentive Plan as amended in 2004 (the “2002 Plan”) - The 2002 Plan permits the granting of non-qualified stock options, SARs, performance stock, restricted stock, and other stock-based awards.

     The number of common shares reserved for issuance at December 31, are as follows:

(in thousands of shares)	2007	2006

Shares available for granting under the 2002 Plan	23,026	22,491
Options outstanding	31,837	34,807

Shares reserved for issuance for employee stock plan awards	54,863	57,298
Director Deferred Stock Ownership Plan	560	563

Total shares reserved for issuance	55,423	57,861

     The Company issues treasury shares upon exercise of stock options and the issuance of restricted stock awards. To offset the dilutive effect of the exercise of employee stock options, the Company periodically repurchases shares.
     Stock-based compensation expense and the corresponding tax benefit for the years ended December 31, are as follows:

(in millions)	2007	2006	2005

Stock-based compensation
Expense	$124.7	$136.2	$51.1
Tax benefit	$50.5	$50.7	$19.0

Stock Options
Stock options, which may not be granted at a price less than the fair market value of the Company’s common stock at date of grant, vest over a two year requisite service period in equal annual installments and have a maximum term of 10 years.
     The Company receives a tax deduction for certain stock option exercises during the period in which the options are exercised, generally for the excess of the quoted market value of the stock at the time of the exercise of the options over the exercise price of the options. Prior to the adoption of SFAS No. 123(R), the Company reported tax benefits resulting from the exercise of stock options as operating cash flows in its consolidated statement of cash flows. In accordance with SFAS No. 123(R), the Company now reports excess tax benefits as financing cash flows. The actual income tax benefits realized from stock option exercises for the years ended December 31, is as follows:

(in millions)	2007	2006	2005

Income tax benefit realized from stock option exercises	$56.6	$100.3	$58.5
Net cash proceeds from the exercise of stock options	$146.9	$262.9	$192.8

     For the years ended December 31, 2007 and 2006, $35.8 million and $58.3 million, respectively, of excess tax benefits from stock options exercised is reported in financing cash flows, with no comparable amounts in 2005.
     The Company uses a lattice-based option-pricing model to estimate the fair value of options. Options granted prior to January 1, 2005 were valued using the Black-Scholes model. The following assumptions were used in valuing the options granted during the years ended December 31, 2007, 2006 and 2005:

	2007	2006	2005

Risk-free average interest rate	3.60-6.28%	4.14-6.07%	1.99-4.64%
Dividend yield	1.2-1.7%	1.1-1.5%	1.6%
Volatility	14-22%	12-22%	16-24%
Expected life (years)	7.0-7.2	6.7-7.1	0.5-6.8
Weighted-average grant-date fair value	$15.80	$14.15	$8.90

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
     Stock option compensation costs are recognized from the date of grant, utilizing a two-year graded vesting method. Under this method, fifty percent of the costs are ratably recognized over the first twelve months with the remaining costs ratably recognized over a twenty four month period starting from the date of grant. At December 31, 2007, there was $13.7 million of unrecognized compensation costs related to unvested stock options, which is expected to be recognized over a weighted-average period of 1.17 years.
     The total intrinsic value (market value on date of exercise less exercise price) of options exercised during 2007, 2006 and 2005 totaled $139.7 million, $252.1 million and $148.0 million, respectively. The total fair value of options vested during 2007, 2006 and 2005 totaled $42.3 million, $93.7 million and $62.5 million, respectively. The aggregate intrinsic values of stock options outstanding and exercisable at December 31, 2007 were $133.0 million and $176.6 million, respectively. The weighted-average remaining years of contractual life for options outstanding and exercisable at December 31, 2007 were six years for both options outstanding and exercisable.
     Stock option activity for the year ended December 31, 2007 is as follows:

		Weighted-average
(in thousands of shares)	Shares	exercise price

Options outstanding at December 31, 2006	34,807	$37.71

Granted	1,854	$62.02
Exercised	(4,520)	$33.18
Cancelled and expired	(304)	$53.22

Options outstanding at December 31, 2007	31,837	$39.62

Options exercisable at December 31, 2007	29,255	$37.77

     Nonvested stock option activity for the year ended December 31, 2007 is as follows:

		Weighted-average
		grant-date
(in thousands of shares)	Shares	fair value

Nonvested options outstanding at December 31, 2006	5,670	$10.47

Granted	1,854	$15.80
Vested	(4,692)	$9.98
Forfeited	(250)	$13.54

Nonvested options outstanding at December 31, 2007	2,582	$15.38

     Beginning in 1997, participants who exercised an option by tendering previously owned shares of common stock of the Company could elect to receive a one-time restoration option covering the number of shares tendered including any shares withheld for taxes. Restoration options were granted at fair market value of the Company’s common stock on the date of the grant, had a maximum term equal to the remainder of the original option term and were subject to a six-month vesting period. The Company’s Board of Directors voted to terminate the restoration feature of its stock option program effective March 30, 2006. Restoration options granted between February 3, 2006 and March 30, 2006 vested immediately and all restoration options outstanding as of February 3, 2006 became fully vested. Included in the year ended December 31, 2006, the Company incurred a one-time charge of $23.8 million ($14.9 million after-tax or $0.04 per diluted share) related to the elimination of the restoration stock option program.
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
     The share-based expense for restricted stock awards is determined based on the market price of the Company’s stock at the grant date of the award applied to the total number of awards that are anticipated to fully vest. For restricted stock performance awards, adjustments are made to expense dependent upon financial goals achieved. Prior to the adoption of SFAS No. 123(R), adjustments were also made to expense for changes in market value for restricted stock performance awards. At December 31, 2007, there was unrecognized stock-based compensation of $123.7 million related to restricted stock awards, which is expected to be recognized over a weighted-average period of 1.71 years.
     The weighted-average grant-date fair values of restricted stock awards granted during 2007, 2006 and 2005 were $56.12, $57.71 and $43.53, respectively. The total fair value of restricted stock awards vested during 2007, 2006 and 2005 totaled $28.5 million, $50.8 million and $46.1 million, respectively. The tax benefits relating to restricted stock award activity during 2007, 2006 and 2005 were $12.1 million, $21.7 million and $18.9 million, respectively.
     Restricted stock activity for the year ended December 31, 2007 is as follows:

Non-performance awards
		Weighted-average
(in thousands of shares)	Shares	grant-date fair value

Nonvested shares at December 31, 2006	103	$41.30

Granted	11	$58.57
Vested	(87)	$40.08
Forfeited	(2)	$51.33

Nonvested shares at December 31, 2007	25	$52.39

Performance awards
		Weighted-average
(in thousands of shares)	Shares	grant-date fair value

Nonvested shares at December 31, 2006	1,658	$50.40

Granted	1,515	$56.10
Vested	(742)	$38.34
Forfeited	(134)	$58.06

Nonvested shares at December 31, 2007	2,297	$57.61

9. Retirement Plans
The Company and its subsidiaries have a number of defined benefit pension plans and defined contribution plans covering substantially all employees. The Company’s primary pension plan is a noncontributory plan under which benefits are based on employee career employment compensation. The Company also has unfunded non-U.S. and supplemental benefit plans. The supplemental benefit plans provide senior management with supplemental retirement, disability and death benefits. Certain supplemental retirement benefits are based on final monthly earnings. In addition, the Company sponsors voluntary 401(k) plans under which the Company may match employee contributions up to certain levels of compensation as well as profit-sharing plans under which the Company contributes a percentage of eligible employees’ compensation to the employees’ accounts.
     On December 31, 2006, the Company adopted SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R),” (“SFAS No. 158”) which requires the Company to recognize the funded status of its pension plans in the consolidated balance sheet, with a corresponding adjustment to accumulated other comprehensive income, net of taxes. The adjustment to accumulated other comprehensive income at adoption represents the net unrecognized actuarial losses and unrecognized prior service costs. These amounts will be subsequently recognized as net periodic pension cost pursuant to the

Company’s historical accounting policy for amortizing such amounts. Further, actuarial gains and losses that arise in subsequent periods and are not recognized as net periodic pension cost in the same periods will be recognized as a component of other comprehensive income. Those amounts will be subsequently recognized as a component of net periodic pension cost on the same basis as the amounts recognized in accumulated other comprehensive income at the adoption of SFAS No. 158.
     A summary of the benefit obligation and the fair value of plan assets, as well as the funded status for the defined benefit plans as of December 31, is as follows:

Change in benefit obligation
(in millions)	2007	2006

Net benefit obligation at beginning of year	$1,322.9	$1,251.5
Service cost	64.1	63.1
Plan amendments	—	(5.2)
Interest cost	79.9	73.1
Plan participants’ contributions	0.8	1.1
Actuarial gain	(31.2)	(39.5)
Gross benefits paid	(52.0)	(49.4)
Foreign currency effect	(3.7)	28.2

Net benefit obligation at end of year	$1,380.8	$1,322.9

Change in plan assets
(in millions)	2007	2006

Fair value of plan assets at beginning of year	$1,349.0	$1,204.4
Actual return on plan assets	159.8	152.9
Employer contributions	32.8	23.0
Plan participants’ contributions	0.9	1.1
Gross benefits paid	(52.0)	(49.4)
Foreign currency effect	3.4	17.0

Fair value of plan assets at end of year	1,493.9	1,349.0

Funded status	$113.1	$26.1

     Benefits paid in the above table include only those amounts contributed directly to or paid directly from plan assets.
     The funded status of the defined benefit plans includes $276.5 million in non-current asset for pension benefits, $17.5 million in other current liabilities and $145.9 million in other non-current liabilities in the consolidated balance sheet as of December 31, 2007, and $228.6 million in non-current asset for pension benefits, $4.3 million in other current liabilities and $198.2 million in other non-current liabilities in the consolidated balance sheet as of December 31, 2006.
     The accumulated benefit obligation as of December 31, for the defined benefit plans is as follows:

(in millions)	2007	2006

Accumulated benefit obligation	$1,202.1	$1,145.3

     The following table reflects pension plans with an accumulated benefit obligation in excess of the fair value of plan assets for the years ended December 31:

(in millions)	2007	2006

Projected benefit obligation	$123.0	$353.3

Accumulated benefit obligation	$88.1	$258.6

Fair value of plan assets	$—	$150.5

     The U.S. weighted-average assumptions used to determine the benefit obligations are as follows:

	2007	2006

Discount rate	6.25%	5.90%
Compensation increase factor	5.50%	5.50%

     Amounts recognized in accumulated other comprehensive loss, net of tax as of December 31, consist of:

(in millions)	2007	2006

Net actuarial loss	$21.2	$79.4
Prior service credit	(7.2)	(2.1)

Total recognized in accumulated other comprehensive loss, net of tax	$14.0	$77.3

     The actuarial loss and prior service credit included in accumulated other comprehensive income and expected to be recognized in net periodic pension cost during the year ending December 31, 2008 are $2.9 million and $0.4 million, respectively.
     For purposes of determining annual pension cost, prior service costs are being amortized straight-line over the average remaining service period of employees expected to receive benefits. For 2007, the assumed return on U.S. plan assets of 8.0% is based on a calculated market-related value of assets, which recognizes changes in market value over five years.
     A summary of net periodic benefit cost for the Company’s defined benefit plans is as follows:

(in millions)	2007	2006	2005

Service cost	$64.1	$63.1	$52.3
Interest cost	79.9	73.1	64.8
Expected return on assets	(98.9)	(92.1)	(88.2)
Amortization of:
Transition obligation	0.1	0.1	—
Actuarial loss	13.6	16.4	7.6
Prior service (credit) cost	(0.3)	0.1	0.3

Net periodic benefit cost	$58.5	$60.7	$36.8

     The U.S. weighted-average assumptions used to determine net periodic benefit cost are as follows:

January 1	2007	2006	2005

Discount rate	5.90%	5.65%	5.75%
Compensation increase factor	5.50%	5.50%	5.50%
Return on assets	8.00%	8.00%	8.00%

     The Company’s United Kingdom (“U.K.”) retirement plan, which is included in the table above, accounted for $16.3 million in 2007, $20.5 million in 2006 and $13.9 million in 2005 of the net periodic benefit cost attributable to the funded plans. The discount rate assumption for the Company’s U.K retirement plan was 4.90%, 4.75% and 5.50% for the years December 31, 2007, 2006 and 2005, respectively. The assumed compensation increase factor for the Company’s U.K retirement plan was 5.75%, 5.50% and 4.25% for the years December 31, 2007, 2006 and 2005, respectively. Additionally, effective January 1, 2008, the Company changed its discount rate assumption on its U.S. retirement plans to 6.25% from 5.90% in 2007.
     Other changes in plan assets and benefit obligations recognized in other comprehensive income, net of tax for the years ending December 31, are as follows:

(in millions)	2007	2006	2005

Net actuarial gain	$(58.7)	N/A	N/A
Recognized actuarial gain	(8.5)	N/A	N/A
Prior service credit	(5.5)	N/A	N/A
Recognized prior service cost	0.3	N/A	N/A
Recognized transition obligation	(0.1)	N/A	N/A

Total recognized in other comprehensive income, net of tax	$(72.5)	N/A	N/A

     The total cost for the Company’s retirement plans was $168.1 million for 2007, $157.8 million for 2006 and $127.3 million for 2005. Included in the total retirement plans cost are defined contribution plans cost of $96.8 million for 2007, $87.6 million for 2006 and $78.8 million for 2005.
     Information about the expected cash flows for all of the defined benefit plans combined is as follows:

Expected employer contributions
(in millions)

2008	$34.0

Expected benefit payments
(in millions)

2008	$53.8
2009	52.9
2010	55.9
2011	59.9
2012	63.8
2013-2017	394.0

     The preceding table reflects the total benefits expected to be paid from the plans or from the Company’s assets including both the Company’s share of the benefit cost and the participants’ share of the cost.
     The asset allocation for the Company’s domestic defined benefit plans at the end of 2007 and 2006 and the target allocation for 2008, by asset category is as follows:

		Percentage of
Asset category	Target allocation	plan assets at year end

	2008	2007	2006

Domestic equity securities	54%	54%	60%
Domestic debt securities and cash	20%	20%	19%
International equity securities	26%	26%	21%

Total	100%	100%	100%

     The domestic defined benefit plans have no investment in the Company’s common stock.
     The investment of assets on behalf of the Company’s defined benefit plans focuses on both the opportunity for capital growth and the reinvestment of income. The growth potential is primarily from capital appreciation from stocks and secondarily from the reinvestment of income from fixed instruments. The mix of assets is established after careful consideration of the long-term performance of asset classes and an analysis of future liabilities. Investments are selected based on their potential to enhance returns, preserve capital and reduce overall volatility. Holdings are well diversified within each asset class, which include U.S. and foreign stocks, high-quality bonds and cash.
     Assets of the defined contribution plan consist primarily of index funds, equity funds, debt instruments and McGraw-Hill common stock. The U.S. plan purchased 591,000 and sold 739,000 shares of McGraw-Hill common stock in 2007 and purchased 305,000 and sold 285,000 shares of McGraw-Hill common stock in 2006. The plan held approximately 4.3 million and 4.5 million shares of McGraw-Hill common stock at December 31, 2007 and 2006, respectively, with market values of $189.1 million and $307.6 million, respectively. The plan received dividends on McGraw-Hill common stock of $3.7 million during 2007 and $3.3 million during 2006.
10. Postretirement Healthcare and Other Benefits
The Company provides certain medical, dental and life insurance benefits for retired employees and eligible dependents. The medical and dental plans are contributory while the life insurance plan is noncontributory. The Company currently does not prefund any of these plans.
     The Company adopted SFAS No. 158 as of December 31, 2006. SFAS No. 158 requires the Company to recognize the funded status of its Postretirement Healthcare and Other Benefits plans in the consolidated balance sheet, with a corresponding adjustment to accumulated other comprehensive income, net of taxes. The actuarial gains and losses that arise in subsequent periods and are not recognized as net periodic benefit cost in the same periods will be recognized as a component of other comprehensive income. Those amounts will be subsequently recognized as a component of net periodic benefit cost pursuant to the Company’s historical accounting policy for amortizing such amounts.
     The reconciliation of the beginning and ending balances in the benefit obligation as well as the funded status as of December 31, is as follows:

Change in benefit obligation
(in millions)	2007	2006

Net benefit obligation at beginning of year	$143.7	$158.3
Service cost	2.5	2.1
Interest cost	7.9	7.7
Plan participants’ contributions	4.0	3.6
Actuarial loss (gain)	3.4	(12.9)
Gross benefits paid	(20.1)	(16.1)
Federal subsidy benefits received	1.0	1.0

Net benefit obligation at end of year	$142.4	$143.7

     The discount rate used to determine the benefit obligations as of December 31, 2007 and 2006 was 6.00% and 5.75%, respectively.
     As of December 31, 2007, the unfunded status of the post-retirement benefit obligation of $142.4 million includes $16.5 million in other current liabilities and $125.9 million in liabilities for postretirement healthcare and other benefits in the consolidated balance sheet. As of December 31, 2006, the unfunded status of the postretirement benefit obligation of $143.7 million includes $14.1 million in other current liabilities and $129.6 million in liabilities for postretirement healthcare and other benefits in the consolidated balance sheet.
     Amounts recognized in accumulated other comprehensive loss, net of tax as of December 31, consist of:

(in millions)	2007	2006

Net actuarial gain	$(0.4)	$(2.4)
Prior service credit	(4.8)	(5.5)

Total recognized in accumulated other comprehensive loss, net of tax	$(5.2)	$(7.9)

     The prior service credit included in accumulated other comprehensive loss and expected to be recognized in net periodic benefit cost during the fiscal year ending December 31, 2008 is $1.2 million.
     A summary of the components of the net periodic benefit cost is as follows:

Components of net periodic benefit cost
(in millions)	2007	2006	2005

Service cost	$2.5	$2.1	$2.0
Interest cost	7.9	7.7	8.2
Amortization of prior service credit	(1.2)	(1.2)	(1.2)

Net periodic benefit cost	$9.2	$8.6	$9.0

     Other changes in the benefit obligation recognized in other comprehensive income, net of tax for the years ended December 31, are as follows:

(in millions)	2007	2006	2005

Net actuarial loss	$2.0	N/A	N/A
Recognized prior service credit	0.7	N/A	N/A

Total recognized other comprehensive income, net of tax	$2.7	N/A	N/A

     The weighted-average assumption used to determine net periodic benefit cost is as follows:

January 1	2007	2006	2005

Discount rate	5.75%	5.50%	5.50%

     The weighted-average healthcare cost rates for 2007 and 2006 were 8.50% and 9.00%, respectively. The assumed weighted-average healthcare cost trend rate will decrease ratably from 8.50% in 2007 to 5.50% in 2013 and remain at that level thereafter. Assumed healthcare cost trends have a significant effect on the amounts reported for the healthcare plans. A one percentage point change in assumed healthcare cost trend creates the following effects:

	One percentage	One percentage
(in millions)	point increase	point decrease

Effect on total of service and interest cost	$0.3	$(0.3)
Effect on postretirement benefit obligation	$5.9	$(5.7)

     In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”) was enacted. The Act established a prescription drug benefit under Medicare, known as “Medicare Part D,” and a federal subsidy to sponsors of retiree healthcare benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. The Company’s benefits provided to certain participants are at least actuarially equivalent to Medicare Part D, and, accordingly, the Company is entitled to a subsidy.

     Information about the expected cash flows and the impact of the Medicare subsidy for the other postretirement benefit plans is as follows:
Expected benefit payments

	Gross	Medicare	Payments net
(in millions)	payments	subsidy	of subsidy

2008	$16.5	$(1.0)	$15.5
2009	16.8	(1.0)	15.8
2010	17.1	(1.0)	16.1
2011	17.2	(1.0)	16.2
2012	17.0	(0.9)	16.1
2013–2017	79.7	(4.1)	75.6

     The above table reflects the total benefits expected to be paid from the Company’s assets.
11. Earnings per Share
A reconciliation of the number of shares used for calculating basic earnings per common share and diluted earnings per common share is as follows:

(in thousands)	2007	2006	2005

Net income	$1,013,559	$882,231	$844,306

Average number of common shares outstanding	336,210	356,467	375,006
Effect of stock options and other dilutive securities	8,575	10,411	7,564

Average number of common shares outstanding including effect of dilutive securities	344,785	366,878	382,570

     Restricted performance shares outstanding of 2.0 million, 1.8 million and 1.3 million at December 31, 2007, 2006 and 2005, respectively, were not included in the computation of diluted earnings per common share because the necessary vesting conditions have not yet been met.
     The weighted-average diluted shares outstanding for the years ended December 31, 2007, 2006 and 2005 excludes the effect of approximately 1.7 million, 2.5 million and 1.4 million, respectively, of potentially dilutive outstanding stock options from the calculation of diluted earnings per share because the effects were antidilutive.
12. Goodwill and Intangible Assets
The following table summarizes the activity in goodwill for the year ended December 31:

(in thousands)	2007	2006

Beginning balance	$1,671,479	$1,654,628
Additions	19,686	1,940
Other	6,456	14,911

Total	$1,697,621	$1,671,479

     The following table summarizes the activity in goodwill by segment for the year ended December 31:

(in thousands)	2007	2006

McGraw-Hill Education
Beginning balance	$923,611	$922,099
Other	7,455	1,512

Total McGraw-Hill Education	$931,066	$923,611

Financial Services
Beginning balance	$469,445	$454,582
Additions	19,686	–
Other	(1,254)	14,863

Total Financial Services	$487,877	$469,445

Information & Media
Beginning balance	$278,423	$277,947
Additions	–	1,940
Other	255	(1,464)

Total Information & Media	$278,678	$278,423

Total Company	$1,697,621	$1,671,479

     In 2007, the change in goodwill is primarily attributable to the effect of acquisitions and foreign exchange translation offset by the mutual fund data business disposition.
     In 2006, the change in goodwill is primarily attributable to the effect of foreign exchange translation and purchase price adjustments on prior years’ acquisitions.
     The following table summarizes other intangible assets subject to amortization at December 31:

(in thousands)	2007	2006

Copyrights	$462,070	$461,110
Accumulated amortization	(283,201)	(266,737)

Net copyrights	178,869	194,373

Other intangibles	435,976	417,557
Accumulated amortization	(178,419)	(160,543)

Net other intangibles	257,557	257,014

Total gross intangible assets	898,046	878,667
Total accumulated amortization	(461,620)	(427,280)

Total net intangible assets	$436,426	$451,387

     Intangible assets are being amortized on a straight-line basis over periods of up to 40 years. Amortization expense for intangible assets totaled $48.4 million, $48.4 million and $44.2 million for the years ended December 31, 2007, 2006 and 2005, respectively. The weighted-average life of the intangible assets at December 31, 2007 is 13 years. The projected amortization expense for intangible assets, assuming no further acquisitions or dispositions, is approximately $44 million per year over the next five years.

     The following table summarizes other intangible assets not subject to amortization as of December 31:

(in thousands)	2007	2006

Trade name – J.D. Power and Associates	$164,000	$164,000
FCC licenses	$38,065	$38,065

13. Sale-Leaseback Transaction
In December 2003, the Company sold its 45% equity investment in Rock-McGraw, Inc., which owns the Company’s headquarters building in New York City. The transaction was valued at $450.0 million, including assumed debt. Proceeds from the disposition were $382.1 million. The sale resulted in a pre-tax gain of $131.3 million and an after-tax benefit of $58.4 million, or $0.15 per diluted share.
     The Company remains an anchor tenant of what continues to be known as The McGraw-Hill Companies building and will continue to lease space from Rock-McGraw, Inc., under an existing lease through March 2020. Currently, the Company leases approximately 17% of the building space. The lease is being accounted for as an operating lease. Pursuant to sale-leaseback accounting rules, as a result of the Company’s continued involvement, a gain of approximately $212.3 million ($126.3 million after-tax) was deferred at December 31, 2003, and is being amortized over the remaining lease term as a reduction in rent expense. At the time of the sale, the Company’s degree of involvement was determined to be “more than minor” since the present value of future minimum lease payments under the current lease was greater than 10% of the fair value of the property.
     Information relating to the sale-leaseback transaction for the year ended December 31, 2007, is as follows:

(in millions)

Deferred gain at December 31, 2006	$189.2
Reduction in rent expense	(17.6)
Interest expense	8.5

Deferred gain at December 31, 2007	$180.1

     As of December 31, 2007, the minimum lease payments to be paid each year are as follows:

(in millions)	2008	2009	2010	2011	2012	Thereafter	Total

	$18.4	$18.4	$18.4	$18.4	$19.1	$144.4	$237.1

14. Restructuring
2007 Restructuring
In the fourth quarter of 2007, the Company began implementing a restructuring plan related to a limited number of business operations across the Company to gain efficiencies, reflect current business conditions and to fortify its long-term growth prospects. As a result, the Company recorded a restructuring charge of $43.7 million pre-tax, consisting primarily of employee severance costs related to a workforce reduction of approximately 600 positions across the Company. This charge comprised $16.3 million for McGraw-Hill Education, $18.8 million for Financial Services, $6.7 million for Information & Media and $1.9 million for Corporate. The after-tax charge recorded was $27.3 million, or $0.08 per diluted share. Restructuring expenses for Financial Services and Corporate are classified as selling and general service expenses within the statement of income. Restructuring expenses for McGraw-Hill Education are classified as selling and general product expenses, $15.0 million, and selling and general service expense, $1.3 million, within the statement of income. Restructuring expenses for Information and Media are classified as selling and general product expenses, $0.4 million, and selling and general service expense, $6.3 million, within the statement of income.
     At December 31, 2007, the Company has paid approximately $4.9 million, consisting primarily of employee severance costs. At December 31, 2007, the remaining liability, which is included in other current liabilities, was approximately $38.8 million.
2006 Restructuring
During 2006, the Company recorded a restructuring charge of $31.5 million pre-tax, consisting primarily of vacant facilities and employee severance costs related to the elimination of 700 positions across the Company. This charge comprised $16.0 million for McGraw-Hill Education, $8.7 million for Information & Media and $6.8 million for Corporate. The after-tax charge recorded was $19.8 million, or $0.06 per diluted share. Restructuring expenses for Information & Media and Corporate are classified as selling and general service expenses within the statement of income. Restructuring expenses for McGraw-Hill Education are classified as selling and general product expenses, $9.3 million, and selling and general service expense, $6.7 million, within the statement of income.
     For the year ended December 31, 2007, the Company has paid approximately $11.0 million. At December 31, 2007, the remaining liability, which consists primarily of vacant facilities and is included in other current liabilities, was approximately $9.6 million.

2005 Restructuring
During 2005, the Company recorded a restructuring charge of $23.2 million pre-tax, consisting mostly of employee severance costs related to the reduction of approximately 500 positions across the Company. This charge comprised $10.2 million for Information & Media, $9.0 million for McGraw-Hill Education, $1.2 million for Financial Services, and $2.8 million for Corporate. The after-tax charge recorded was $14.6 million, or $0.04 per diluted share. Restructuring expenses for Information & Media, Financial Services and Corporate were classified as selling and general service expenses within the statement of income. Restructuring expenses for McGraw-Hill Education were classified as selling and general product expenses within the statement of income. All related costs were paid as of December 31, 2006.
15. Commitments and Contingencies
A writ of summons was served on The McGraw-Hill Companies, SRL and on The McGraw-Hill Companies, SA (both indirect subsidiaries of the Company) (collectively, “Standard & Poor’s”) on September 29, 2005 and October 7, 2005, respectively, in an action brought in the Tribunal of Milan, Italy by Enrico Bondi (“Bondi”), the Extraordinary Commissioner of Parmalat Finanziaria S.p.A. and Parmalat S.p.A. (collectively, “Parmalat”). Bondi has brought numerous other lawsuits in both Italy and the United States against entities and individuals who had dealings with Parmalat. In this suit, Bondi claims that Standard & Poor’s, which had issued investment grade ratings on Parmalat until shortly before Parmalat’s collapse in December 2003, breached its duty to issue an independent and professional rating and negligently and knowingly assigned inflated ratings in order to retain Parmalat’s business. Alleging joint and several liability, Bondi claims damages of euros 4,073,984,120 (representing the value of bonds issued by Parmalat and the rating fees paid by Parmalat) with interest, plus damages to be ascertained for Standard & Poor’s alleged complicity in aggravating Parmalat’s financial difficulties and/or for having contributed in bringing about Parmalat’s indebtedness towards its bondholders, and legal fees. The Company believes that Bondi’s allegations and claims for damages lack legal or factual merit. Standard & Poor’s filed its answer, counterclaim and third-party claims on March 16, 2006 and will continue to vigorously contest the action.
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
     The Company has learned that on August 9, 2007 a pro se action titled Blomquist v. Washington Mutual, et al., was filed in the District Court for the Northern District of California against numerous financial institutions, government agencies and individuals, including the Company and Mr. Harold McGraw III, the CEO of the Company, alleging various state and federal claims. The claims against the Company and Mr. McGraw concern Standard & Poor’s ratings of subprime mortgage-backed securities. An amended Complaint was filed in the Blomquist action on September 10, 2007 which added two other rating agencies as defendants. On February 19, 2008 the Company was served with the Complaint. In addition, the Company has learned that on August 28, 2007 a putative shareholder class action titled Reese v. Bahash, was filed in the District Court for the District of Columbia against Mr. Robert Bahash, the CFO of the Company, alleging claims under the federal securities laws and state tort law concerning Standard & Poor’s ratings, particularly its ratings of subprime mortgage-backed securities. Mr. Bahash has not been served with the Complaint. On February 11, 2008, the District Court in the Reese matter entered an order appointing a lead plaintiff in that action and permitting plaintiffs to amend the Complaint on or before April 16, 2008 to add additional defendants. The Company believes both Complaints to be without merit and intends to vigorously defend in the event that service is effected.
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
Management’s Report on Internal Control Over Financial Reporting
As stated above, the Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s management has evaluated the system of internal control using the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework.
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
     Based on management’s evaluation under this framework, we have concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2007. There are no material weaknesses in the Company’s internal control over financial reporting that have been identified by management.
     The Company’s independent registered public accounting firm, Ernst & Young LLP, have audited the consolidated financial statements of the Company for the year ended December 31, 2007, and have issued their reports on the financial statements and the effectiveness of internal controls over financial reporting. These reports are located on pages 77 and 78 of the 2007 Annual Report to Shareholders.
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
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and
Shareholders of The McGraw-Hill Companies, Inc.
We have audited The McGraw-Hill Companies, Inc.’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). The McGraw-Hill Companies, Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on its Responsibility for the Company’s Financial Statements and Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
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
     In our opinion, The McGraw-Hill Companies, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.
     We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The McGraw-Hill Companies, Inc. as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2007 of The McGraw-Hill Companies, Inc. and our report dated February 26, 2008 expressed an unqualified opinion thereon.

New York, New York
February 26, 2008

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
The McGraw-Hill Companies, Inc.
We have audited the accompanying consolidated balance sheets of The McGraw-Hill Companies, Inc. as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The McGraw-Hill Companies, Inc. at December 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.
     As discussed in Note 5 to the consolidated financial statements, effective January 1, 2007, The McGraw-Hill Companies, Inc. adopted Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109.” As discussed in Note 1, to the consolidated financial statements, effective January 1, 2006, The McGraw-Hill Companies, Inc. adopted Statement of Financial Accounting Standards No. 123(R), “Share-Based Payments” using the modified-prospective transition method. As discussed in Notes 9 and 10 to the consolidated financial statements, effective December 31, 2006, The McGraw-Hill Companies, Inc. adopted Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans,” an amendment of FASB Statement No. 87, 88, 106 and 132(R).
     We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), The McGraw-Hill Companies, Inc.’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2008 expressed an unqualified opinion thereon.

New York, New York
February 26, 2008

Supplemental Financial Information
Quarterly Financial Information (Unaudited)

(in thousands, except per share data)	First quarter		Second quarter	Third quarter		Fourth quarter		Total year

2007
Revenue(b)	$1,296,418		$1,718,179	$2,187,996		$1,569,688		$6,772,281
Income from operations before taxes on income(b)	230,977	(a)	443,326	723,229	(a)	225,000	(c)	1,622,532
Net income	143,838	(a)	277,078	452,018	(a)	140,625	(c)	1,013,559
Earnings per share:
Basic	0.41		0.81	1.37		0.43		3.01
Diluted	0.40		0.79	1.34		0.43		2.94

2006
Revenue	$1,140,679		$1,527,543	$1,992,570		$1,594,346	(b)	$6,255,138
Income from operations before taxes on income(d)	118,183		351,848	608,714	(e)	326,078	(b,f)	1,404,823
Net income(d)	74,220		220,961	382,273	(e)	204,777	(b,f)	882,231
Earnings per share:
Basic	0.20		0.62	1.09		0.58		2.47
Diluted	0.20		0.60	1.06		0.56		2.40

2005
Revenue	$1,029,006		$1,456,277	$1,977,041		$1,541,318		$6,003,642
Income from operations before taxes on income	124,976		310,461	607,147	(g)	317,378	(h)	1,359,962
Net income	78,735		194,970	381,289	(g)	189,312	(h)	844,306
Earnings per share:
Basic	0.21		0.52	1.02		0.51		2.25
Diluted	0.20		0.51	1.00		0.50		2.21

Note: Basic and diluted earnings per share are computed independently for each quarter and full year presented. The number of weighted-average shares outstanding changes as common shares are issued pursuant to employee stock plans, as shares are repurchased by the Company, and other activity occurs throughout the year. Accordingly, the sum of the quarterly earnings per share data may not agree with the calculated full year earnings per share.
(a) Includes a $17.3 million pre-tax gain ($10.3 million after-tax, or $0.03 per diluted share) on the divestiture of the Company’s mutual fund data business and a $4.1 million gain on the divestiture of a product line.
(b) Fourth quarter 2006 includes a deferral of $23.8 million of revenue and $21.1 million of operating profit ($13.3 million after-tax, or $0.04 per diluted share) related to the transformation of Sweets from a primarily print catalog to bundled print and online services, which was recognized ratably throughout 2007.
(c) Includes a $43.7 million pre-tax charge ($27.3 million after-tax charge, or $0.08 per diluted share) for restructuring.
(d) In 2006, the Company adopted SFAS No. 123(R), “Share-Based Payment,” which resulted in stock-based compensation expense of $54.0 million ($33.9 million after-tax charge or $0.09 per diluted share), $23.0 million ($14.4 million after-tax charge or $0.04 per diluted share), $29.2 million ($18.3 million after-tax charge, or $0.05 per diluted share) and $30.0 million ($18.8 million after-tax charge or $0.05 per diluted share), in the first, second, third and fourth quarters of 2006, respectively. The first quarter expense includes a one-time charge of $23.8 million ($14.9 million after-tax, or $0.04 per diluted share) for the elimination of the Company’s restoration stock option program.
(e) Includes a $15.4 million pre-tax charge ($9.7 million after-tax charge, or $0.03 per diluted share) for restructuring.
(f) Includes a $16.1 million pre-tax charge ($10.1 million after-tax charge, or $0.03 per diluted share) for restructuring.
(g) Includes a $6.8 million pre-tax gain ($4.2 million after-tax gain, or $0.01 per diluted share) on the sale of Corporate Value Consulting.
(h) Includes a $23.2 million pre-tax charge ($14.6 million after-tax charge, or $0.04 per diluted share) for restructuring and a $5.5 million pre-tax loss ($3.3 million after-tax) on the sale of the Healthcare Information Group.

Eleven-Year Financial Review

(in thousands, except per share data, operating statistics and number of employees)	2007	2006
Operating Results by Segment and Income Statistics
Revenue
McGraw-Hill Education(a)	$2,705,831	$2,524,151
Financial Services	3,046,229	2,746,442
Information & Media(b)	1,020,221	984,545

Total Revenue	6,772,281	6,255,138

Operating Profit
McGraw-Hill Education	399,990	329,125
Financial Services	1,359,477	1,202,289
Information & Media(b)	63,467	49,888

Operating Profit	1,822,934	1,581,302

General corporate (expense)/income(i)	(159,821)	(162,848)
Interest expense — net	(40,581)	(13,631)

Income From Continuing Operations Before Taxes On Income(b,c,d,e,f,j,k,l,m,n,o,p)	1,622,532	1,404,823
Provision for taxes on income(g,h)	608,973	522,592

Income From Continuing Operations Before Extraordinary Item and Cumulative Adjustment	1,013,559	882,231

Discontinued Operations:
Net (loss)/earnings from discontinued operations(i)	—	—

Income Before Extraordinary Item and Cumulative Adjustment	1,013,559	882,231

Early extinguishment of debt, net of tax(q)	—	—
Cumulative effect on prior years of changes in accounting(q)	—	—

Net Income	$1,013,559	$882,231

Basic Earnings per Share
Income from continuing operations before extraordinary item and cumulative adjustment	$3.01	$2.47
Discontinued operations(i)	—	—

Income before extraordinary item and cumulative adjustment	$3.01	$2.47
Extraordinary item and cumulative adjustment(q)	—	—

Net income	$3.01	$2.47

Diluted Earnings per Share
Income from continuing operations before extraordinary item and cumulative adjustment	$2.94	$2.40
Discontinued operations(i)	—	—

Income before extraordinary item and cumulative adjustment	$2.94	$2.40
Extraordinary item and cumulative adjustment(q)	—	—

Net income	$2.94	$2.40
Dividends per share of common stock	$0.82	$0.73

Operating Statistics
Return on average shareholders’ equity(r)	47.3%	30.5%
Income from continuing operations before taxes as a percentage of revenue	24.0%	22.5%
Income before extraordinary item and cumulative adjustment as a percentage of revenue	15.0%	14.1%

Balance Sheet Data
Working capital	$(323,825)	$(210,078)
Total assets	6,357,336	6,042,890
Total debt	1,197,447	2,681
Shareholders’ equity(r)	$1,606,650	$2,679,618

Number of Employees	21,171	20,214

(a) In 2004, prior period revenues were reclassified in accordance with Emerging Issues Task Force 00-10, “Accounting for Shipping and Handling Fees and Costs,” resulting in an increase in revenue for all years presented.
(b) 2006 revenue of $23.8 million and operating profit of $21.1 million shifted to 2007 due to the transformation of Sweets from a primarily print catalog to a bundled print and online service.
(c) 2007 income from continuing operations before taxes on income includes a $17.3 million pre-tax gain ($10.3 million after-tax, or $0.03 per diluted share) on the sale of a mutual fund data business, and a $43.7 million pre-tax charge ($27.3 million after-tax, or $0.08 per diluted share) for restructuring, which is included in the following: McGraw-Hill Education of $16.3 million pre-tax; Financial Services of $18.8 million pre-tax; Information & Media of $6.7 million pre-tax; and Corporate of $1.9 million pre-tax.
(d) In 2006, as a result of the adoption of Financial Accounting Standards Board’s Statement No. 123(R), “Share-Based Payment,” the Company incurred stock-based compensation expense of $136.2 million ($85.5 million after-tax, or $0.23 per diluted share), which was charged to the following: McGraw-Hill Education of $31.6 million pre-tax; Financial Services of $38.3 million pre-tax; Information & Media of $22.9 million pre-tax; and Corporate of $43.4 million pre-tax. Included in this expense is the impact of the elimination of the Company’s restoration stock option program of $23.8 million ($14.9 million after-tax, or $0.04 per diluted share), which impacted the segments by $4.2 million pre-tax to McGraw-Hill Education, $2.1 million pre-tax to Financial Services, $2.7 million pre-tax to Information & Media and the remainder to Corporate. Also included in the expense is restricted performance stock expense of $66.0 million ($41.5 million after-tax, or $0.11 per diluted share) as compared with
$51.1 million ($32.1 million after-tax, or $0.08 per diluted share) in 2005. The breakout by segment is as follows: McGraw-Hill Education, $16.8 million pre-tax in 2006 and $12.0 million pre-tax in 2005; Financial Services $20.2 million pre-tax in 2006 and $8.4 million pre-tax in 2005; Information & Media, $12.1 million pre-tax in 2006 and $8.8 million pre-tax in 2005; and Corporate, $16.9 million pre-tax in 2006 and $21.9 million pre-tax in 2005.
(e) 2006 income from continuing operations before taxes on income includes a $31.5 million pre-tax charge ($19.8 million after-tax, or $0.06 per diluted share) for restructuring, which is included in the following: McGraw-Hill Education of $16.0 million pre-tax; Information & Media of $8.7 million pre-tax; and Corporate of $6.8 million pre-tax.
(f) 2005 income from continuing operations before taxes on income includes the following items: a $6.8 million pre-tax gain ($4.2 million after-tax, or $0.01 per diluted share) on the sale of the Corporate Value Consulting business, a $5.5 million loss ($3.3 million after-tax) on the sale of the Healthcare Information Group, and a $23.2 million pre-tax charge ($14.6 million after-tax, or $0.04 per diluted share) for restructuring.
(g) 2005 includes a $10 million ($0.03 per diluted share) increase in income taxes on the repatriation of funds.
(h) 2004 includes a non-cash benefit of approximately $20 million ($0.05 per diluted share) as a result of the Company’s completion of various federal, state and local, and foreign tax audit cycles. In the first quarter of 2004, the Company accordingly removed approximately $20 million from its accrued income tax liability accounts. This non-cash item resulted in a reduction to the overall effective tax rate from continuing operations to 35.3%.

2005	2004	2003	2002	2001	2000	1999	1998	1997

$2,671,732	$2,395,513	$2,348,624	$2,342,528	$2,289,622	$2,038,594	$1,786,220	$1,660,050	$1,611,873
2,400,809	2,055,288	1,769,093	1,555,726	1,398,303	1,205,038	1,163,644	1,037,026	878,259
931,101	799,737	772,603	809,439	846,063	1,007,552	1,030,015	1,015,598	1,035,834

6,003,642	5,250,538	4,890,320	4,707,693	4,533,988	4,251,184	3,979,879	3,712,674	3,525,966

410,213	340,067	321,751	332,949	273,339	307,672	273,667	202,076	187,722
1,019,201	839,398	667,597	560,845	425,911	383,025	358,155	338,655	245,150
60,576	119,313	109,841	118,052	65,003	212,921	185,551	139,352	158,879

1,489,990	1,298,778	1,099,189	1,011,846	764,253	903,618	817,373	680,083	591,751

(124,826)	(124,088)	38,185	(91,934)	(93,062)	(91,380)	(83,280)	(80,685)	(75,342)
(5,202)	(5,785)	(7,097)	(22,517)	(55,070)	(52,841)	(42,013)	(47,961)	(52,542)

1,359,962	1,168,905	1,130,277	897,395	616,121	759,397	692,080	551,437	463,867
515,656	412,495	442,466	325,429	238,436	292,367	269,911	215,061	177,610

844,306	756,410	687,811	571,966	377,685	467,030	422,169	336,376	286,257

—	(587)	(161)	4,794	(654)	4,886	3,405	2,935	2,442

844,306	755,823	687,650	576,760	377,031	471,916	425,574	339,311	288,699

—	—	—	—	—	—	—	(8,716)	—
—	—	—	—	—	(68,122)	—	—	—

$844,306	$755,823	$687,650	$576,760	$377,031	$403,794	$425,574	$330,595	$288,699

$2.25	$1.99	$1.81	$1.48	$0.97	$1.21	$1.07	$0.85	$0.72
—	—	—	0.01	—	0.01	0.01	0.01	0.01

$2.25	$1.99	$1.81	$1.49	$0.97	$1.22	$1.08	$0.86	$0.73
—	—	—	—	—	(0.18)	—	(0.02)	—

$2.25	$1.99	$1.81	$1.49	$0.97	$1.04	$1.08	$0.84	$0.73

$2.21	$1.96	$1.79	$1.47	$0.96	$1.19	$1.06	$0.84	$0.71
—	—	—	0.01	—	0.01	0.01	0.01	0.01

$2.21	$1.96	$1.79	$1.48	$0.96	$1.20	$1.07	$0.85	$0.72
—	—	—	—	—	(0.17)	—	(0.02)	—

$2.21	$1.96	$1.79	$1.48	$0.96	$1.03	$1.07	$0.83	$0.72
$0.66	$0.60	$0.54	$0.51	$0.49	$0.47	$0.43	$0.39	$0.36

27.7%	27.8%	29.6%	29.4%	20.7%	23.5%	26.7%	22.9%	20.8%
22.7%	22.3%	23.1%	19.1%	13.6%	17.9%	17.4%	14.9%	13.2%
14.1%	14.4%	14.1%	12.3%	8.3%	11.1%	10.7%	9.1%	8.2%

$366,113	$479,168	$262,418	$(100,984)	$(63,446)	$20,905	$(14,731)	$94,497	$217,912
6,395,808	5,841,281	5,342,473	4,974,146	5,098,537	4,865,855	4,046,765	3,741,608	3,660,810
3,286	5,126	26,344	578,337	1,056,524	1,045,377	536,449	527,597	684,425
$3,113,148	$2,984,513	$2,557,051	$2,165,822	$1,853,885	$1,761,044	$1,648,490	$1,508,995	$1,394,384

19,600	17,253	16,068	16,505	17,135	16,761	16,376	15,897	15,690

(i) In 2003, the Company adopted the Discontinued Operations presentation, outlined in the Financial Accounting Standards Board’s Statement No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Revenue and operating profit of S&P ComStock and the juvenile retail publishing business historically included in the Financial Services and McGraw-Hill Education segments, respectively, were restated as discontinued operations. 2003 discontinued operations include $87.5 million on the divestiture of S&P ComStock ($57.2 million after-tax gain or $0.15 per diluted share), and an $81.1 million loss on the planned disposition of the juvenile retail publishing business ($57.3 million after-tax loss or $0.15 per diluted share), which was subsequently sold on January 30, 2004. Discontinued operations in years 2002—2000 reflect net after-tax earnings/(loss) from the operations of S&P ComStock and the juvenile retail publishing business and 1999—1997 reflect net after-tax earnings/(loss) from the operations of S&P Comstock. Discontinued operations in 2004 reflect the net after-tax loss from the operations of the juvenile retail publishing business in January 2004 before the sale of the business.
(j) 2003 income from continuing operations before taxes on income includes a pre-tax gain on sale of real estate of $131.3 million ($58.4 million after-tax gain, or $0.15 per diluted share).
(k) 2002 income from continuing operations before taxes on income reflects a $14.5 million pre-tax loss ($2.0 million after-tax benefit, or $0.01 per diluted share) on the disposition of MMS International.
(l) 2001 income from continuing operations before taxes on income reflects the following items: a $159.0 million pre-tax charge for restructuring and asset write-downs; an $8.8 million pre-tax gain on the disposition of DRI; a $22.8 million pre-tax loss on the closing of Blue List, the contribution of Rational Investors and the write-down of selected assets; and a $6.9 million pre-tax gain on the sale of a building.
(m) 2000 income from continuing operations before taxes on income reflects a $16.6 million gain on the sale of Tower Group International.
(n) 1999 income from continuing operations before taxes on income reflects a $39.7 million gain on the sale of the Petrochemical publications.
(o) 1998 income from continuing operations before taxes on income reflects a $26.7 million gain on sale of a building and a $16.0 million charge at Continuing Education Center for write-down of assets due to a continuing decline in enrollments.
(p) 1997 income from continuing operations before taxes on income reflects a $33.2 million provision for the consolidation of office space in New York City and a $20.4 million gain on the sale of Datapro Information Services.
(q) The cumulative adjustment in 2000 reflects the adoption of SAB 101, “Revenue Recognition in Financial Statements.” The extraordinary item in 1998 relates to costs for the early extinguishment of $155 million of the Company’s 9.43% Notes during the third quarter.
(r) In 2006, the Company adopted Financial Accounting Standards Board’s Statement No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans,” which resulted in a reduction of shareholders’ equity of $69.4 million, after-tax.
Note: Certain prior year amounts have been reclassified for comparability purposes. All per share amounts have been restated to reflect the Company’s two-for-one stock split, completed on May 17, 2005.

Shareholder Information

Annual Meeting and Webcast
The annual meeting will be held at 11 a.m. EST on Wednesday, April 30, 2008 at the Corporation’s world headquarters: 1221 Avenue of the Americas, Auditorium, Second Floor New York, NY 10020-1095
     The annual meeting will also be Webcast at www.mcgraw-hill.com
Shareholder Services
Registered shareholders may contact BNY Mellon Shareowner Services, the Corporation’s transfer agent, for assistance. Please note that The Bank of New York Company, Inc. and Mellon Financial Corporation merged on July 2, 2007. The combined stock transfer and equity administration business is now known as BNY Mellon Shareowner Services.

Online:	www.stockbny.com

E-mail:	shareowners@bankofny.com

Telephone:	U.S. and Canada (toll-free): 1.888.201.5538
Outside the U.S. and Canada: 1.212.815.3700
TDD for the hearing impaired: 1.888.269.5221
Please enter “2137” when prompted for The McGraw-Hill Companies’ four-digit company number.

Mail:	BNY Mellon Shareowner Services
P.O. Box 11258
New York, NY 10286-1258
     Effective May 19, 2008, the new Web site address for online shareholder account access will be www.bnymellon.com/shareowner/isd and the e-mail address will be shareowners@bnymellon.com. The new international number will be 1.201.680.6685 and the new TDD for the hearing impaired will be 1.201.680.6610. The telephone number for the U.S. and Canada remains 1.888.201.5538.
Direct Stock Purchase and Dividend Reinvestment Plan
This program offers a convenient, low-cost way to invest in the Corporation’s common stock. Participants can purchase and sell shares directly through the program, make optional cash investments weekly, reinvest dividends, and send certificates to the transfer agent for safekeeping.
     To view the prospectus and online enrollment site go to www.stockbny.com. To request that materials be mailed, contact BNY Mellon Shareowner Services.
Investor Relations Web Site
Go to www.mcgraw-hill.com/investor_relations to find:
•	Dividend and stock split history

•	Stock quotes and charts

•	Investor Fact Book

•	Management presentations

•	Corporate Governance

•	Financial reports, including the annual report, proxy statement and SEC filings

•	Financial news releases

•	Investor e-mail alerts

•	RSS news feeds
Investor Kit
The investor kit includes the current annual report, proxy statement, Form 10-Q, Form 10-K, current earnings release, and direct stock purchase and dividend reinvestment program.
     To view the kit online, go to www.mcgraw-hill.com/investor_relations and click on Digital Investor Kit. To request that printed copies be mailed, contact Investor Relations:

Online:	www.mcgraw-hill.com/investor_relations

E-mail:	investor_relations@mcgraw-hill.com

Telephone:	U.S. and Canada (toll-free): 1.866.436.8502, option #3
Outside U.S. and Canada:1.212.512.2192

Mail:	The McGraw-Hill Companies
Investor Relations
1221 Avenue of the Americas
New York, NY 10020-1095
News Media Inquiries
The Corporation’s latest news and information is available online. For additional information, contact Corporate Affairs:

Online:	www.mcgraw-hill.com/media

Telephone:	U.S. and International: 1.212.512.2826

Mail:	The McGraw-Hill Companies
Corporate Affairs
1221 Avenue of the Americas
New York, NY 10020-1095
Certifications
The Corporation has filed the required certifications under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 as Exhibits 31.1, 31.2 and 32 to our annual report on Form 10-K for the fiscal year ended December 31, 2007. After the 2008 annual meeting of shareholders, the Corporation intends to file with the New York Stock Exchange the CEO certification regarding the Corporation’s compliance with the NYSE’s corporate governance listing standards as required by NYSE rule 303A.12. Last year, the Corporation filed this CEO certification with the NYSE on May 17, 2007.
Stock Exchange Listing (NYSE: MHP)
Shares of the Corporation’s common stock are traded primarily on the New York Stock Exchange. MHP is the ticker symbol for the Corporation’s common stock.
High and Low Sales Prices of The McGraw-Hill Companies’ Common Stock on the New York Stock Exchange*

	2007	2006	2005

First Quarter	$69.98-61.06	$59.57-46.37	$48.00-42.81
Second Quarter	$72.50-60.16	$58.75-47.80	$45.67-40.51
Third Quarter	$68.81-47.15	$58.30-48.40	$48.75-43.01
Fourth Quarter	$55.14-43.46	$69.25-57.28	$53.97-45.60

Year	$72.50-43.46	$69.25-46.37	$53.97-40.51

* The New York Stock Exchange is the principal market on which the Corporation’s shares are traded. The price reflects the two-for-one stock-split completed on May 17, 2005.

Directors and Principal Executives

Board of Directors

Harold McGraw III[E]
Chairman, President and Chief Executive Officer
The McGraw-Hill Companies

Pedro Aspe[C,F]
Co-Chairman of the Board
Evercore Partners Inc.

Sir Winfried F. W. Bischoff[C,E,F]
Chairman
Citigroup, Inc.

Douglas N. Daft[A,C]
Retired Chairman and Chief Executive Officer
The Coca-Cola Company

Linda Koch Lorimer[C,E,N]
Vice President and Secretary
Yale University

Robert P. McGraw[F]
Chairman and Chief Executive Officer
Averdale International, LLC

Hilda Ochoa-Brillembourg[A,F]
President and Chief Executive Officer
Strategic Investment Group

Sir Michael Rake[A]
Chairman
BT Group

James H. Ross[A,N]
Chairman
Leadership Foundation for Higher Education

Edward B. Rust, Jr.[A,C,E]
Chairman and Chief Executive Officer
State Farm Insurance Companies

Kurt L. Schmoke[F,N]
Dean
Howard University School of Law

Sidney Taurel[C,E,N]
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

Principal Operations Executives

Glenn S. Goldberg
President
McGraw-Hill Information & Media

Henry Hirschberg
President
McGraw-Hill Education

Deven Sharma
President
McGraw-Hill Financial Services

10% Minimum Total PCW Recycled Fiber

Designed by Addison www.addison.com Cover photography by Bruce Lum Still life photography by Rick Burda Executive photography by Brad Trent

The McGraw-Hill Companies

www.mcgraw-hill.com

THE McGRAW-HILL COMPANIES 2007 ANNUAL REPORT

THE McGRAW-HILL COMPANIES 1221 AVENUE OF THE AMERICAS NEW YORK, NY 10020-1095 212.512.2000