Form 10-K, Exhibit 13
period 2010-12-31
MCGRAW-HILL COMPANIES INC
filed 2011-02-23
CIK 64040

Exhibit (13)
What does it take to succeed in the Knowledge Economy

FINANCIAL HIGHLIGHTS

Years ended December 31 (in millions, except per share data)	2010		2009		% Change

Revenue	$6,168.3		$5,951.8		3.6
Net income	828.1	(a)	730.5	(b)	13.4

Diluted earnings per common share	2.65	(a)	2.33	(b)	13.7

Dividends per common share(c)	0.94		0.90		4.4

Total assets	$7,046.6		$6,475.3		8.8
Capital expenditures(d)	266.3		269.3		-1.1
Total debt	1,198.3		1,197.8		0.0
Equity	2,291.4		1,929.2		18.8

(a) Includes a $15.6 million charge for subleasing excess space in our New York facilities, a $10.6 million restructuring charge at our Information & Media segment, a $7.3 million gain on the sale of certain equity interests at our Standard & Poor’s segment and a $3.8 million gain on the sale of McGraw-Hill Education’s Australian secondary education business.

(b) Includes a $15.2 million restructuring charge, a $13.8 million loss on the divestiture of Vista Research, Inc. and a $10.5 million gain on the divestiture of BusinessWeek.

(c) Dividends paid were $0.235 per quarter in 2010 and $0.225 per quarter in 2009.

(d) Includes investments in prepublication costs, purchases of property and equipment and additions to technology projects.

(e) Assumes $100 invested on December 31, 2005 and total return includes reinvestment of dividends through December 31, 2010.

(f) The Peer Group consists of the following companies: Dow Jones & Company (through 2007 as it has been acquired by News Corporation), Thomson Reuters Corporation, Thomson Reuters PLC (through September 2009), Reed Elsevier NV, Reed Elsevier PLC, Pearson PLC, Moody’s Corporation and Wolters Kluwer.

Contents
2010 ANNUAL REPORT

Our vision is to create a smarter, better world...one where everyone succeeds in the knowledge economy. In the pages that follow, we share stories of how we at McGraw-Hill are contributing to that goal each and every day.

2	LETTER TO SHAREHOLDERS
Succeeding in the Knowledge Economy
by Harold McGraw III, Chairman, President and CEO

7	STANDARD & POOR’S
Addressing a Global Challenge Head-On

8	McGRAW-HILL HIGHER EDUCATION
Breakthrough Digital Publishing at Your Fingertips

8	McGRAW-HILL HIGHER EDUCATION
The First in Adaptive Learning

9	McGRAW-HILL PROFESSIONAL
Publishers Without Paper

10	PLATTS
Bringing Transparency to the Iron Ore Market

11	J.D. POWER AND ASSOCIATES
Customer Satisfaction Translates into Profits for Companies

12	McGRAW-HILL EDUCATION
New Multimedia Suite of Courses Promotes College and Career Readiness

12	McGRAW-HILL EDUCATION
Groundbreaking, Interactive Social Studies Course

14	CAPITAL IQ
The World’s Most Complete Investment Research & Analysis Platform

15	S&P INDICES
The First Barometer of US Healthcare Costs

16	CORPORATE RESPONSIBILITY & SUSTAINABILITY
Helping Others Make the Financial Grade

17	THE PASSING OF A VISIONARY
Harold W. McGraw, Jr.

IN DEPTH

Behind the Ratings: In-Depth Analysis, Experience & Rigor John Bilardello Managing Director Corporate Ratings Standard & Poor’s

Pioneering Credit Markets in India Roopa Kudva Managing Director and CEO crisil

Growing Green Harvey M. Bernstein Vice President Global Thought Leadership & Business Development McGraw-Hill Construction

Center for Comprehensive School Improvement: Turning Around Underperforming Public Schools Arthur Griffin Senior Vice President Urban Advisory Resource McGraw-Hill Education

Helping Investors Monitor Risk in Volatile Markets Michael Thompson Managing Director Global Research Valuation and Risk Strategies McGraw-Hill Financial

Succeeding
in the
Knowledge
Economy
Harold McGraw III
Chairman, President and CEO

To our shareholders:
With this year’s annual report, we set out to answer a question that will define the decade ahead: What does it take to succeed in the knowledge economy? As countries look to spur economic growth and job creation in the wake of the financial crisis, this question has acquired new urgency. And around the world, the search for answers is leading people to trusted companies like McGraw-Hill.
We understand that knowledge – not just data – has become the world’s most precious commodity. The evidence is all around us. We see it in companies that set themselves apart from the competition not just by producing superior goods but by producing superior ideas. We see it in new technologies that have brought better insights to more people in more places than ever before. And we see it in a global skills competition among students and professionals who understand that virtually any job can be done virtually anywhere with the right capabilities.
At McGraw-Hill, we are committed to creating a smarter, better world where everyone can succeed in the knowledge economy. This commitment connects every part of our business, from the financial analysis of Standard & Poor’s and Capital IQ to the online learning solutions of McGraw-Hill Education to the latest market insights at Platts and J.D. Power and all our other knowledge-based brands.

“We posted double-digit earnings-per-share growth while maintaining a rock-solid financial position.”
As we serve the world’s need for knowledge, we are also serving the financial needs of our shareholders. I am proud to report that 2010 was a year of achievement for our company. We began with strong momentum after successfully navigating the economic challenges of the past few years, and we finished with outstanding results. We posted double-digit earnings-per-share growth while maintaining a rock-solid financial position. In January, we increased our annual dividend for the 38th consecutive year – a record that fewer than 25 companies in the S&P 500 can match.
In the months ahead, we expect to build on these accomplishments with another year of strong growth around the world. This confidence is a testament to a series of measures that we have taken to position ourselves for future success. These steps are transforming our company for the knowledge economy in two key ways.

The McGraw-Hill Companies | 2010 Annual Report

We are growing more digital.
Over the decades, McGraw-Hill has earned a reputation for combining superior content with expansive reach. Our brands are respected around the globe. For example, S&P has offices in over 20 countries, our McGraw-Hill Education solutions are available in 65 languages and Platts serves customers across 150 countries. More recently, we have added a third element to the mix: technology. Our investments in technology have accelerated our transition from print to online platforms. Approximately two-thirds of our business now comes from digital and hybrid-digital products or services. The days of providing information in a one-size-fits-all package have come to an end. Today we are personalizing our insights around the needs of our customers, so they can receive the knowledge they need whenever, wherever and however they need it.

Over the next five years, it is estimated that emerging markets will account for as much as 75 percent of the world’s economic growth.

We are growing more global.
Over the next five years, it is estimated that emerging markets will account for as much as 75 percent of the world’s economic growth. As a company at the intersection of education and financial information, McGraw-Hill will have a growing role in helping those economies develop the two forms of capital they need for sustained expansion – human capital and financial capital. Already, international sales account for 29 percent of our total revenue, with key markets such as India and China growing rapidly.

Chairman, President and CEO Harold McGraw III joined global business and political leaders for the World Economic Forum Annual Meeting in Davos, Switzerland in January 2011. Speaking on the panel “Insights on India,” he stressed the need to close the skills gap between what students are learning in school and what they need to succeed in the knowledge economy. McGraw-Hill announced it will work with leading technology solutions provider Wipro to develop an open-standard mobile learning platform that will use mobile devices to deliver affordable education services in emerging markets.
Mr. McGraw has closely observed the powerful connection between education, technological development and economic growth. Perhaps nowhere is this connection clearer than in the remarkable rise of South Korea. At a conference hosted during the G20 Summit by Chosun Ilbo, Korea’s leading newspaper, Mr. McGraw discussed trade liberalization and global education with South Korean Prime Minister Kim Hwang-Sik.

CreditMatters extends the reach of S&P’s global network of ratings analysts through a host of digital vehicles.

McGraw-Hill LearnSmart™ delivers
adaptive content based on a student’s
individual needs to improve performance
and learning.

Standard & Poor’s Brings Transparency to Global Financial Markets.
To succeed in the knowledge economy, businesses, entrepreneurs and investors need a stronger and more sustainable financial system – one that provides them with the capital they need to expand their enterprises and create new jobs. Since its founding more than 150 years ago, Standard & Poor’s has been the foremost provider of credit ratings offering objective and independent opinions on credit risk to markets around the globe. 2010 was no exception.
In response to the lessons of the financial crisis, we took a range of steps to make our credit ratings more transparent and more comparable across different asset classes. We also worked closely with countries around the world to strengthen oversight during a year when many governments enacted new financial regulations, including the landmark Dodd-Frank Act in the United States. To operate effectively in the new global environment, we have made major changes at S&P, including a new control framework called QCCR, which stands for Quality, Criteria, Compliance and Risk. This framework operates independently of the ratings process and has required significant investment in technology platforms, staffing and training.
With the passage of comprehensive financial reform, clarity has begun returning to global debt markets. Conditions are ripe for growth, with higher issuance fueling higher demand for ratings. For example, a range of factors such as refinancing activity, tightening credit spreads and investors’ appetite for yield came together to make 2010 a record year for dollar-volume issuance in the global corporate high-yield market.
In the years ahead, ratings will play an increasingly important role in the developing world as these nations seek greater access to the capital markets. For example, when I visited India last March, I attended a ceremony where the Standard & Poor’s-owned crisil awarded its 10,000th rating for the small and medium enterprises that account for nearly half of the country’s industrial output. By the end of 2010, crisil had already far exceeded this milestone with more than 17,000 such ratings in all. On page 7, crisil Managing Director and CEO Roopa Kudva explains how these kinds of services support economic growth in emerging markets.
New $1.2 Billion Segment,
McGraw-Hill Financial,
Positioned for Growth.
While McGraw-Hill Financial represents a new segment for our company, its brands include well-known names such as Capital IQ and S&P Indices. By realigning our former Financial Services segment into two segments – Standard & Poor’s, the world’s leading credit ratings operation, and McGraw-Hill Financial, we are better positioning the business to address the changing needs of our customers.
Today, all investors need smarter tools, so they can make better decisions for saving for college, planning for retirement or just simply maximizing their portfolios. With the creation of McGraw-Hill Financial, we are ready to answer the call.
“While McGraw-Hill Financial represents a new segment for our company, its brands include well-known names such as Capital IQ and S&P Indices.”
For example, we recently launched a product called Risk-to-Price® (R2P), which answers a question that investors have long been asking: Is a bond’s risk worth its return? As Managing Director for Global Research Michael Thompson

Lou Eccleston

President of the new segment, McGraw-Hill Financial

McGraw-Hill has witnessed China’s remarkable growth firsthand, having entered that market more than two decades ago. Therefore, it was fitting that for Standard & Poor’s 150th anniversary, S&P hosted in July the “Future of Finance” forum in China, in collaboration with the Chinese Academy of Social Sciences (CASS). Mr. McGraw shared the podium with (left to right) Wu Xiaoling, Member of the Standing Committee of the National People’s Congress (NPC) and Vice Chairman of the Financial and Economic Committee of NPC; Wang Zhaoxing, Vice Chairman, China Banking Regulatory Commission (CBRC); and Li Yang, Vice President, CASS.
As part of its expansion into key global markets like China, McGraw-Hill deployed a highly successful, blended IT vocational English course. In July, Mr. McGraw interacted with students at a vocational center in Beijing.

The McGraw-Hill Companies | 2010 Annual Report

Risk-to-Price® was launched in 2010 to help investors better understand how they are being compensated for risk when purchasing bonds.
Through McGraw-Hill’s partnership with Blackboard, college and university students and educators around the world will have greater access to a personalized and engaging learning experience.

explains on page 14, R2P allows investors to gauge these factors so they can achieve the right balance for their financial needs.
At Capital IQ and S&P Indices, we took significant steps to lay the foundation for future growth. The number of customers for Capital IQ rose by nearly 16 percent to more than 3,400 while the number of exchange-traded funds based on S&P Indices increased by 95 to more than 300 in all.
Digital Innovation Takes Center Stage at McGraw-Hill Education.
To succeed in the knowledge economy, today’s students need to be lifelong learners so they can keep pace with the demands of an ever-changing job market. By 2018, one study predicts that 63 percent of all jobs will require postsecond-ary education. Unfortunately, the United States has fallen from boasting the highest percentage of college graduates in the world to ranking in the middle of the pack.
At McGraw-Hill, we are committed to meeting this challenge by making higher education more accessible, affordable and adaptive. With the digitization of education, we have the opportunity of the century to achieve all of these goals. In 2010, we achieved double-digit growth for our digital products and services in both higher education and professional markets. We launched a range of new offerings including LearnSmart – an adaptive study system that is already showing results in the classroom, with professors reporting significant increases in test scores. As the story on page 9 explains, our new partnership with Blackboard will allow us to fully integrate our digital offerings on the world’s leading course management platform.
To prepare students for the challenges of higher learning, we also need to ensure that they receive a world-class education early in life. While tight state budgets continue to constrain spending for elementary and high school education, we successfully obtained about 30 percent of the new state adoption market and increased our market share in 2010.
In the years ahead, emerging markets outside the United States will constitute a rapidly growing market for educational products and services. McGraw-Hill Create,™ our Web-based custom publishing platform that enables instructors to tailor materials for their classes, has been gaining international demand, as we explain on page 8. In addition, we have launched our flagship homework management platform, McGraw-Hill Connect,® internationally. Educators and students around the world will benefit from Connect’s media-rich content, assessment engines and industry-leading adaptive learning tools.

New Insights from McGraw-Hill Information & Media.
With our additional brands such as J.D. Power, Platts, McGraw-Hill Construction and Aviation Week, we are providing superior insights on the trends that will shape the future of the knowledge economy – trends such as green building, which McGraw-Hill Construction Vice President Harvey Bernstein discusses on page 10.
During last year’s oil spill in the Gulf of Mexico, people around the world saw the strength of Platts’ thought leadership in the energy sectors. With the crisis dominating headlines for months, Platts provided in-depth information through a wide range of outlets, from real-time news alerts on blogs and Twitter to television segments on the company’s new weekly program, Platts Energy Week.

In the pages that follow, we share the stories of how McGraw-Hill is creating a smarter, better world where everyone can succeed in the knowledge economy. While the stories we have chosen for this report span many different industries and many different countries, they share two common elements that have defined our company for more than a century – integrity and innovation. This is a testament to the purpose and passion that our more than 20,000 employees bring to the office every day. I am proud to call them my colleagues.
On behalf of all the employees of McGraw-Hill, I thank our Board of Directors for its outstanding stewardship and dedicated service. This year I am delighted to welcome a new Board member, William D. Green. Bill is Chairman of Accenture, and his remarkable experience and insights into the global technology markets as well as his leadership on education initiatives will be a tremendous benefit to our company. And, as always, I thank you, our shareholders, for your continuing support.
Sincerely,
Harold McGraw III
February 23, 2011

“We want to give investors the world’s best benchmark for measuring risk.”
John Bilardello
Managing Director
Corporate Ratings
Standard & Poor’s
   Behind the Ratings: In-Depth
   Analysis, Experience & Rigor
As an investor, ratings can be a valuable tool to help your decision–making process. But not all ratings are created equal. At Standard & Poor’s, our fundamental credit analysis is one of the things that sets us apart from our competitors, and it is the foundation of our ratings process.
We drill down into market, business, competitive and financial data, and conduct a review of economic and sector trends. We combine that research with the insight gained from years of analytical experience, supplemented with quantitative trend and comparative analysis. Our analysts frequently meet with a company’s senior management team to better understand their strategy, operations and performance, and may also make site visits to get a firsthand account of its facilities.
Even though two companies may be largely alike – existing in the same industry and manufacturing similar products – no two companies are identical. Each has its own financials, and is guided by a management team and strategy that may be markedly different than another’s. It is the mission of our analysts to understand both the similarities and differences and make an assessment of how each might have an effect on a given company’s ability and willingness to pay its financial obligations – the definition of creditworthiness.
Once our analysts develop a rating opinion, they must then subject that opinion to a rigorous review process, which includes scrutiny by a full committee of experienced credit analysts. After this extensive process, S&P will publish the rating on its website (www.standardandpoors.com) along with an explanation of how we arrived at our opinion.
The process does not end there. Once we issue a rating, we continue to closely monitor internal and external events that could impact a company’s or government’s ability to make timely debt payments.
What drives us to do our best work? We want to give investors the world’s best benchmark for measuring risk. We recognize that investor trust is something we must earn every day, with every rating opinion we publish and by continually improving our processes and performance.

Learn more about S&P ratings at www.UnderstandingRatings.com

S&P’S CREDITMATTERS is an exciting new digital outreach program that enables Standard & Poor’s to dramatically expand the reach and impact of its most valuable asset – its global network of ratings analysts.

CREDITMATTERS TV, available on www.standardandpoors.com, YouTube, Bloomberg, Reuters, and iPhone and iPad apps, has had more than 150,000 downloads since its launch in March 2010; live global video webcasts have connected more than 3,000 customers in over 50 countries around the globe.

CREDITMATTERS MOBILE WEBSITE,
next up for release, is for use by Blackberry,
Droid and other mobile devices.

The McGraw-Hill Companies | 2010 Annual Report

In India, the 1980s were marked by political events that would help shape the future of a fast-growing nation. They also brought about significant changes in India’s financial markets, propelling them to globally competitive levels in just a couple of decades.
The Credit Rating Information Services of India (now crisil Limited) was founded in 1987 and began facilitating the growth of India’s rapidly evolving credit markets. crisil was the first to introduce credit ratings in India, helping manufacturing companies, financial institutions, infrastructure developers and municipalities gain access to the funding they needed to drive growth and job creation. Previously, the government had set interest rates without considering underlying risks. crisil’s ratings helped bridge this information gap and helped markets function more efficiently by providing independent and transparent benchmarks.
Today, issuers rely on crisil’s ratings as an important tool to attract investors who recognize crisil’s independence and analytical
Roopa Kudva
Managing Director and CEO
crisil
“Issuers rely on crisil’s ratings as an important tool to attract investors who recognize crisil’s independence and analytical quality.”
quality. With an eye to India’s future growth, crisil continues to create new, innovative solutions for the Indian debt market, including Asia’s first municipal bond rating, the rating of the first microfinance securitization transaction in India, and the rating of the first partially guaranteed debt issuance in the world. crisil has credit ratings outstanding on more than 5,800 Indian firms. For the smaller companies that create the bulk of India’s jobs, crisil’ s pioneering and hugely successful Small and Medium Enterprise ratings open new avenues for funding and recognition. And crisil’ s Complexity Levels classify financial products according to the ease of understanding and analyzing their risks; crisil was the first ratings agency globally to launch a product like this, demonstrating its commitment to better-functioning markets by helping participants improve their understanding of risk.

Addressing a Global Challenge Head-On
No other force is more likely to shape the future of national economic health, public finance and policy than the irreversible rate at which the world’s population is aging.
U.N. figures show the portion of the world’s population over the age of 65 will more than double by 2050. The cost of caring for these people will profoundly affect growth prospects for countries around the world and will lead to heightened budgetary pressures from greater age-related spending needs.
Standard & Poor’s commenced a regular analysis of the implications of these shifting demographics on sovereign ratings almost 10 years ago. Since then, we have expanded our scope to introduce the analysis of 17 emerging market sovereigns on top of the 27 EU and five non-EU countries previously covered. In all, we are covering more than two-thirds of the world’s population.
Through a detailed report this year, we were able to bring into focus the fundamental national policy decisions that governments will have to make in the near future in order to address long-term age-related spending trends.
In our report, we presented a hypothetical scenario of unchanged policies and a continuation of current aging-dependent public expenditure programs, showing the speed at which fiscal deficits and government debt would increase in the years ahead. Our analysis further revealed that without appropriate budgetary adjustments and reforms, governmental debt burdens in most advanced economies could reach levels of more than 300 percent of GDP in the next 40 years. And, in many instances, their credit ratings would come under sustained downward pressure.
Clearly, this is an issue that cannot be ignored.
The challenges ahead are daunting for most sovereigns, but the next decade is our window of opportunity to face this issue head-on and help sustain the growth of the global economy.

Read “Global Aging 2010: An Irreversible Truth” at http://www.standardandpoors.com/ratings/articles/en/us/?assetID=1245229586712

Breakthrough Digital Publishing at Your Fingertips

Freed-Hardeman University professor Cliff Thompson needed to build course content for his Technical Theater Production course. With McGraw-Hill's new Web-based custom publishing platform, known as McGraw-Hill Create,™ it was easy.

By logging on to the Create website, instructors like Cliff can pull together course materials by drawing from a library of more than 4,000 McGraw-Hill textbooks; 5,500 articles; 11,000 literature, philosophy and humanities readings; and 25,000 business case studies from leading names such as Harvard Business School.

Create is a win-win for instructors and students. For instructors, it means more time teaching materials and less time assembling them. For students, it means a more personalized learning experience, as well as a significant cost savings. In the past, students would often get stuck buying a long list of books only to read a few chapters. But thanks to Create, Cliff's students have to purchase only the material they need for the class.

With tuition costs at an all-time high, these savings represent much-needed financial relief for college students. Within the first week of teaching his course, Cliff heard from many students about how much they appreciated the ease and reduced cost of obtaining their course materials. In other words, this new technology is creating something more than just customized e-books and textbooks for professors; it is creating happier students ready to learn.

Follow McGraw-Hill Education on Twitter **@MHEducation**

McGRAW-HILL CREATE™ In Global Demand

McGraw-Hill Create™ sales outside the U.S. have been steadily increasing over the past year, growing 20 percent. Create is available through our subsidiaries in the U.K., Canada, Australia, New Zealand, Italy, Spain, Mexico, India, Asia and the Middle East. Content and textbooks are currently available in English, Spanish and Italian, and content in Chinese, Hindi, Marathi and Tamil is underway.

Mc Graw Hill Education

The First in Adaptive Learning | LearnSmart

College students begin each course with different levels of knowledge, skills and interest — all factors affecting how they learn and how well they do in class. We set out to find a way to help students master core concepts and move on to deeper critical thinking, regardless of their skill level coming into the course; to support individualized learning; and to increase students' academic success overall.

McGraw-Hill LearnSmart™ is a learning system that can be accessed through McGraw-Hill Connect® and delivers adaptive learning content based on students' individual needs. LearnSmart assesses students' strengths and weaknesses; it determines where each student needs additional help and develops a personalized study plan to increase their learning and retention.

In teaching his Introduction to Psychology course, New Mexico State University Professor Igor Dolgov chose LearnSmart to engage the more than 100 students who were in his class. Exercises and practice tests were assigned and delivered over the Connect platform, and students were encouraged to spend as much time as they could using LearnSmart to review course materials and assignments.

"I wanted to encourage my students to study more by offering them the kind of personalized, interactive tools that would allow them to create and manage their own pathway into the material based on their individual interests," says Dolgov. He noticed that the students who completed all the assigned LearnSmart modules received higher test scores than students who hadn't completed the modules. "The more time students spent with LearnSmart, the better scores they achieved," Dolgov observes.

By measuring and adapting to each student's knowledge levels, LearnSmart empowers each individual to aim higher and succeed.

LearnSmart is available with Connect or as a stand-alone in 22 course areas, and it gives students the ability to study on their iPhone, iPod Touch or iPad. LearnSmart will be available in about 35 course areas by the end of 2011. Some 56 titles with LearnSmart were offered in 2010, and we plan to offer a total of 110 titles by the end of 2011.

The McGraw-Hill Companies | 2010 Annual Report

McGRAW-HILL & BLACKBOARD

A groundbreaking new partnership is set to hit college campuses this fall semester 2011.

McGraw-Hill Higher Education joined forces with leading course management system provider Blackboard Inc. to produce the most robust learning system to date. McGraw-Hill Connect® will be available through Blackboard's Web-based teaching and learning platform, helping students and educators connect to their coursework through a personalized and engaging learning experience.

The partnership is game-changing. We are the first and only publisher whose materials will be fully integrated for delivery through Blackboard's platform, which is the market leader and used by approximately 80 percent of students in the higher education market.

Soon students and educators will have access to our e-books, as well as our media-rich content, assessment engines and adaptive learning tools, directly through their Blackboard account.

Do More

To demo Connect through Blackboard, visit **www.DoMoreNow.com**

Publishers Without Paper

Education

Has the last word on book publishing been written? Not even close, according to a recent op-ed in USA TODAY *about the publishing industry's future by McGraw-Hill Chairman, President and CEO Harold McGraw III and McGraw-Hill Professional President Philip Ruppel.*

"Why is there such a gap between the perception of a dying industry and the reality of a rapidly adapting one?" the two executives asked in the piece. The answer: common myths about publishing in the digital age. To set the record straight, McGraw and Ruppel dispelled the five most common ones. Read an abridged version of their op-ed below.

MYTH NO. 1: *Publishers are merely printers.* That would be news to companies like ours, which don't even operate their own printing presses. Publishers today are in the content business. We develop it; we design it; and we deliver it however our readers want it.

MYTH NO. 2: *Authors don't need publishers in the digital age.* Anyone who has ever written a book knows this to be false. Many great authors would never have found their audience without a great publisher willing to take a risk on their talents and market their works.

These relationships are even more critical to a book's success in the digital age. With the ascent of e-books, authors will need publishers to serve as digital artists who can bring words to life by pairing text with multimedia features such as audio, video and search.

MYTH NO. 3: *E-books should essentially be free books.* This would be true only if paper and binding represented the bulk of publishing expenses, and that is simply not the case. The price of printing pales in comparison with the cost of creating content. When readers buy new print books, they are paying for the ideas on the pages — not the pages themselves.

MYTH NO. 4: *Consumers won't pay for digital content.* Tell that to the millions of customers who have already purchased e-books. In cyberspace, just as in the local marketplace, people will always be willing to pay for quality. And with the ease of devices such as the Kindle and the iPad, it is now far more convenient for customers to locate and purchase the reading material they want by going online than by standing in an actual line.

MYTH NO. 5: *The last word on publishing has been written.* Not in our book. Around the world, innovative publishers are pushing the boundaries of technology to meet the demands of a new generation of readers. That's the real future of the industry, and that's a story worth publishing.

“Green building affects
the bottom line by creating
greater productivity and better employee engagement
and health.”
Harvey M. Bernstein
Vice President
Global Thought Leadership & Business Development
McGraw-Hill Construction

It is no longer accurate to describe green building as just a niche market. The term has moved to the center of our very way of life as concerns over sustainability have changed the way the business community defines success.
An environmental movement that was once driven by sky-rocketing energy prices and environmental activists is now also fueled by the conscience of a rising generation. As the Millennials have moved into the workforce, they are expecting green work environments and looking for companies that take corporate social responsibility seriously.
For businesses, the benefits of green extend far beyond environmental commitment. Green building also affects the bottom line by creating greater productivity and better employee engagement and health. Consider these figures from our recent research: 10 percent of green building tenant firms report improvement in worker productivity and 83 percent of tenants believe they have a healthier indoor environment as a result of green initiatives.
At The McGraw-Hill Companies, we have seen these benefits firsthand. Since our higher education group in Dubuque, Iowa recently moved into a leed-certified building, employee engagement and productivity have both improved.
It should come as no surprise then, that at a time when the construction market has declined overall, green building has emerged as a beacon of hope. In 2005, McGraw-Hill Construction’s Dodge project data identified only 2 percent of new commercial buildings as green. That number grew to 35 percent by the end of 2010. And by 2015, we expect it to be nearly 50 percent.
Around the world, corporate leaders are getting the message: Green is not just good for the environment – it is good for business.

More construction market research & intelligence at www.construction.com

Follow us on Twitter @MHConstruction @GreenSourceMag

The McGraw-Hill Companies | 2010 Annual Report

Customer Satisfaction
Translates into Profits for
Companies
Intuitively, we recognize that when customers have a good experience, good things happen – but can these dynamics be quantified? Based on J.D. Power’s cross-industry customer satisfaction research, the answer is a resounding “yes.” And what’s the best way for companies to measure customer satisfaction? That’s where J.D. Power can help. Let’s consider the hospitality industry as one example.
In conjunction with Cornell University School of Hotel Administration’s Center for Hospitality Research publication, J.D. Power closely examined the guest experience at an upscale U.S. hotel chain in 2010. The results confirm that satisfying hotel guests yields a measurable financial return.
Hotels in the highest satisfaction tier typically excel on all four Key Performance Indicators (KPIs): accurate reservations, timely check-in, a problem-free stay and error-free billing. In contrast, achieving only one or two of these KPIs results in significantly lower satisfaction – an average of 23 percent lower. Clearly, improving the guest experience has financial rewards.
Moreover, a notable percentage (24 percent) of U.S. hotel guests who indicated they “definitely will” return to the hotel chain actually did so within the following year (19 percent). This ratio is nearly twice as high as for those guests who indicate they “probably will” return. These findings are similar to those in a J.D. Power study on European hotel guest satisfaction.
This research demonstrates that hotels and other businesses can gain financial advantage by improving the customer experience. Companies that exceed customer expectations benefit from an increased likelihood of customers returning, recommending their business and spending more on subsequent visits.
J.D. Power’s research in the hospitality sector – as well as more than 40 years of research experience in a variety of other industries – confirms what J.D. Power instinctively recognizes: Improvements in customer satisfaction lead to improved financial results.

KEY FINDINGS OF 2010 STUDY:
– Hotels that received high ratings from guests on four Key Performance Indicators (KPIs) were more likely to achieve the highest rankings in the study.
– Higher satisfaction has a direct effect on repeat purchases and on the likelihood of guests making recommendations to others.
– Guests who experience outstanding service are more likely to spend more on ancillary items in subsequent hotel visits.

Follow us on Twitter @JDPower

McGraw-Hill's Applied, College and Career Readiness group is working toward that goal by providing high school students with a strong foundation for learning, whether they continue on to college or enter the workforce.

For the new school year, the group introduced a new suite of online courses built off McGraw-Hill Connect,® our powerful Web-based assignment and assessment platform, which has until recently been in use only at higher education institutions.

"We had an incredible opportunity to accelerate the digital transformation occurring in high schools," says Jeff Livingston, senior vice president of Applied, College and Career Readiness. "When we looked at Connect, it was clear that it was the best application to help get us there, better than anything we had seen in use by other K-12 programs."

Connect now hosts a hybrid suite of materials with extensive digital capabilities, as well as print formats. The print components focus mainly on principles and facts while the online components serve for practice and assessment, as well as for the discussion and development of new information and ideas.

Pre-engineering, marketing and accounting are now available to high schools nationwide through Connect. In addition, an extensive collection of college and career readiness materials is being created that will teach students valuable skills, such as time management and financial planning.

This integration combines unsurpassed course content with Connect's proven capabilities to help improve how high school students learn and prosper. The learning experience is now more dynamic, richer in information, and accessible to instructors and students inside and outside the classroom.

In an economy driven by innovation and knowledge, we must equip all high school students with the ingenuity and skills to prosper — no one does this better than McGraw-Hill.

connect HIGH SCHOOL

Groundbreaking, Interactive Social Studies Course

McGraw-Hill Education

Remember learning about the fall of the Roman Empire in school? You would read through several textbook chapters about the different emperors and glance through a few illustrations and maps, and soon enough you were taking an hour-long test on the subject.

Now imagine learning interactively — not just reading about Julius Caesar but also watching a short animated film on his conquests, perusing an interactive timeline of his rule, and answering questions along the way to measure your progress.

It will soon be possible when McGraw-Hill Education introduces an interactive social studies learning system for grades K-12. It will be a grade-specific suite of multimedia content that engages students and ultimately bolsters their achievement. And it will represent a departure from the old way of teaching to a new model that reflects the way today's students learn.

From video games to cell phones, students today interact with technology at every stage of their lives. Now we are bringing this experience into the classroom.

"Today's students are digital natives who learn very differently than their parents did," says Steve Waldron, vice president and editorial director in our Social Studies group. "With this new program, educators can manage their classes, customize their lessons, and provide individualized assessment in a way that engages 21st century learners."

This new learning system will utilize a powerful platform that will give instructors the opportunity to build their own classroom content by drawing from both digital and print sources, including video, audio, animation and diagrams. The hybrid nature of the program will allow educators to tailor lesson plans for social studies around the needs of their students in ways never before possible, and that's what we call history in the making.

Learn more at **www.mheonline.com** and **www.mhsegsolutions.com**

We have a powerful vision for 21st century education – to ensure every student’s success as a worker and citizen in society. McGraw-Hill’s Applied, College and Career Readiness group is working toward that goal by providing high school
The McGraw-Hill Companies | 2010 Annual Report

ACUITY TAKES TOP HONORS
More Than 65,000 Teachers and
1.5 Million Students Use Acuity®
Acuity®Informative Assessment™ from CTB/ McGraw-Hill is the premier formative assessment solution available to schools today. Now, it’s also education’s most acclaimed, with six industry awards, including double wins in two award categories:
2010 and 2009 CODiE Awards, for Best Student Assessment Solution, issued by the Software & Information Industry Association (SIIA)
2010 and 2008 District Administration Readers’ Choice Top 100 Products
2010 Tech & Learning Award of Excellence
2009 Scholastic Administr@tor Best in Tech Award

Capital IQ
THE WORLD’S
MOST COMPLETE
Investment Research &
Analysis Platform
Over the last few years, Capital IQ has added new data sets and functionality to better serve its customers, including its growing buy-side client base.
In September 2010, Capital IQ acquired the assets of TheMarkets.com – a leading provider of equity and fixed-income research, earnings models and estimates.
The acquisition has solidified Capital IQ’s reputation as a premier provider of real-time research and estimates, as well as financial data and analytics. With more than 1,000 contributors to its global research and estimates collection, Capital IQ will now offer its clients the world’s most complete investment research and analysis platform.
With the expanded offering to the buy-side, Capital IQ will better compete against the key players in the financial data and analytics space while distinguishing itself from existing investment research providers.

Follow us on Twitter @capitalIQ

Michael Thompson
Managing Director
Global Research Valuation and
Risk Strategies
 McGraw-Hill Financial

To demo R2P, visit www.risktoprice.com

In the wake of the credit crisis, we heard the same thing from hundreds of institutional investors: “I need to better understand how I am being compensated for the risk I am taking.”
We came back with an answer.
Risk-to-Price,® better known as R2P, is our response to investors’ need for a comprehensive measure showing how well they are being compensated relative to the underlying market and credit risks they take on when purchasing a bond.
This new approach provides investors with better insight into the value of their bond holdings and serves as a powerful screening tool to help them identify the bonds that best meet their investment goals.
Behind R2P is a unique methodology made possible by proprietary intelligence, extensive historical data and an unmatched computational grid yielding a first-of-its-kind analytical data set. For any given date, each bond is scored against a universe of securities. Bonds are also given a percentile ranking, so it’s easy to see where a specific security stacks up against others. The higher the score, the better the investor is being compensated relative to the risks.
We currently provide R2P scores for approximately 8,500 U.S. and European corporate debt issues.
The market has enthusiastically welcomed the new methodology. As a result, R2P is on its way to becoming a risk benchmark in fixed-income markets, and that’s only the beginning. In the months ahead, we plan on introducing it into more asset classes and more countries around the world.

The McGraw-Hill Companies | 2010 Annual Report

The debate over healthcare dominated the political landscape last year. Yet for all the talk about rising costs, the data has often proven surprisingly difficult to gather and grasp. Until recently, anyone looking to understand the cost components of healthcare would have found related figures to be two to three years out of date.
That finally changed when S&P Indices introduced the Healthcare Economic Indices – the first barometer of U.S. healthcare costs.
With S&P Healthcare Economic Indices, it is easy to understand changes in medical care and insurance. These indices estimate the per capita change in revenues accrued each month by hospital and other facilities for services provided to patients covered under traditional Medicare and commercial health insurance programs in the U.S.
The introduction of these indices meets a long-standing market demand for an independent and timely measure of cost trends in healthcare, and the benefits will be widespread. For both private and public sector entities, the indices will provide a tool for better forecasting future cost changes and managing healthcare programs. For individuals, these indices will provide unprecedented transparency, so investors and patients can have a better understanding of the market.
In the next few years, S&P Indices plans to expand its healthcare indices into regional markets as well as more detailed divisions. The result will be a deeper and more precise understanding of an industry that affects us all.

“S&P Indices is the world’s leading index provider, with approximately $1.1 trillion directly invested against S&P indices.”

Alex Matturri
Executive Managing Director S&P Indices

S&P INDICES AND LOCAL LEADERSHIP

Canada
S&P/TSX 60
Russia
RSTI
Korea
S&P/KRX Asia 100
China
S&P/CITIC A-Shares
Japan
S&P/TOPIX 150
United States
S&P 500
S&P 500 VIX
S&P GSCI
S&P/Case-Shiller
Egypt
S&P/EGX ESG
India
S&P/CNX Nifty
Hong Kong
S&P/HKEx Large Cap
Australia
S&P/ASX 200

S&P Indices is among the world's most widely tracked providers of investable indices offering equities, commodities, bonds and custom calculation services.

S&P global benchmark & investable equity coverage includes more than 11,000 stocks trading in 83 markets.

S&P GSCI® is accepted as the world's pre-eminent measure and investment tool for accessing 24 global commodities sectors.

In 2010 there were 301 ETFs, with assets under management of $301.1 billion, trading on S&P indices.

S&P Indices posted an overall growth in equity options trading of +45% year-on-year.

Corporate Responsibility & Sustainability at McGraw-Hill
McGraw-Hill’s Corporate Responsibility & Sustainability initiatives have made considerable progress in 2010.
In recognition of its efforts, Mcgraw-Hill was named in:

The top 50 U.S. companies in the 2010 Newsweek Green Rankings.
The 100 Best Corporate Citizens by Corporate Responsibility Magazine.
The Dow Jones Sustainability Indexes (DJSI), in both the DJSI World & DJSI North America.
Top 100 Best Companies for Working Mothers by Working Mother Media.

The Carbon Disclosure Project (CDP).
The Maplecroft Climate Innovation Indexes (CII), placing in the Maplecroft Climate Innovation Leaders Index.
The 2011 edition of the Corporate Equality Index, an annual measure conducted by the Human Rights Campaign Foundation, the nation’s largest GLBT civil rights organization.

Learn more about CRS at www.mcgraw-hill.com/crs

Top: McGraw-Hill and The New York Public Library opened “Financial Literacy Central,” a new information hub in the heart of Manhattan that is dedicated to helping New Yorkers improve their personal finances.
Bottom: Author Ellen Sabin reads her book The Nickels, Dimes, and Dollars Book to a class of third-grade children at the Harlem Children’s Zone Promise Academy Elementary School.

Innovation in Education
In 2010, The McGraw-Hill Companies established the McGraw-Hill Research Foundation to support organizations, projects and activities that are advancing global education, developing 21st century skills and creating a smarter, better world.
The Foundation works with partners to develop white papers and symposiums to educate, inform and raise awareness about new education methodologies to improve student and teacher performance.
The Foundation hosted the inaugural Innovation in Education Summit, gathering education’s brightest minds. Keynote speaker Geoffrey Canada, president and CEO of Harlem Children’s Zone, shared his personal journey as a pioneer in school reform and issued a clarion call to the educators present at the Summit: “We can no longer accept the status quo of the last 30 years. The situation today demands increased accountability for the success of our students.”
Events and research planned for 2011 will be focused on developing 21st century skills and on the global education landscape.

The McGraw-Hill Companies | 2010 Annual Report

Honoring Pioneers in Education
The Harold W. McGraw, Jr. Prize in Education annually recognizes outstanding individuals who have dedicated themselves to creating a smarter, better world.
This year’s Prize winners include Larry Rosenstock, CEO and founding principal of High Tech High (HTH) in San Diego, California; Dr. Robert Mendenhall, president of Western Governors University (WGU), an innovative online university that offers the flexibility, accessibility and affordability to make college degrees widely attainable; and Christopher Cerf, a creator of the acclaimed children’s television show focused on literacy, Between the Lions.
Harold McGraw III (second from left) with recipients of The Harold W. McGraw, Jr. Prize in Education.

Helping Others Make the Financial Grade
Among the many lessons taught by the global financial crisis is that financial literacy is critical to economic well-being. McGraw-Hill’s global expertise in providing financial, education and business information puts us in a unique position to support these efforts, and in fact we’ve been at it for more than a decade.
“The McGraw-Hill Companies was supporting financial literacy before it became popular,” says Margaret Doughty, president of Literacy Powerline, an organization that promotes literacy through community engagement.
And the need is clear: Personal bankruptcies through the third quarter of 2010 had risen 14 percent over the previous year and 60 million Americans are currently “underbanked” or “unbanked.”
Our Financial Literacy Now initiative is meeting these challenges head-on. Partnering with nonprofit organizations like W!SE (Working in Support of Education), Literacy Partners, the Council on Economic Education and the New York Public Library, we’re providing the general public in cities across the United States with unprecedented access to financial literacy education and information.
We’re also reaching the youngest spenders through the underwriting of an engaging new book, The Nickels, Dimes, and Dollars Book: A Wise Kid’s Guide to Money Matters, written by award-winning children’s book author Ellen Sabin.

Follow Financial Literacy Now on Facebook & Twitter

The Passing of a Visionary

Harold W. McGraw, Jr.
Chairman Emeritus
The McGraw-Hill Companies

In Memoriam: 1918 – 2010

"I think education is the most important thing in this world for each individual and it's the first line of defense for any nation."

– Harold W. McGraw, Jr.

Top: Harold W. McGraw, Jr. in 2003.
Above Left: President George H.W. Bush presented the Medal of Freedom to Mr. McGraw in 1990.
Above Right: Mr. McGraw and Harold W. McGraw III in 2006.

We mourn the passing in 2010 of our Chairman Emeritus, a leader and a champion of education, literacy, and financial and business transparency. Harold W. McGraw, Jr. led McGraw-Hill with an educator’s heart and an insistence that the underlying values guiding the company – integrity, quality, value and excellence – since its founding in 1888 would endure.
During his tenure as CEO, Mr. McGraw guided McGraw-Hill to record-setting results – the company more than doubled revenues and more than tripled earnings per share. His leadership set the stage for future innovations that have changed the way the world does business and educates its people.
In 1990, Mr. McGraw received the nation’s highest literacy award from President George H.W. Bush in recognition of his lifetime commitment to education.
Mr. McGraw touched countless lives around the world and is greatly missed by his family, his friends and the generations of McGraw-Hill employees who benefited from his leadership and his friendship.

[18] The Brands of The McGraw-Hill Companies AND ASSOCIATE S»STANDARD &POOR’S STANDARD & POOR’S s the world’s foremost provider of credit ratings. With offices in over 20 countries, S&P is an important part of the world’s financi al infrastructure and has played a leading role for 150 years in providing investors with information and independent benchmarks for their investment and financial decisions. 71www.standardandpoors.com Education McGRAW-HILL EDUCATION is a leading global innovator of teaching and learning solutions for the 21st century. Through a comprehensive range of traditional and digital education content and tools, McGraw-Hill Education empowers and prepares profession als and students of all ages to connect, learn and succeed in the knowledge economy. 71www.mheducation.com plans PLATTS is a leading independent provider of energy and commodities information, serving customers across more than 150 countries. Platts’ real-time news, pricing, analytical services and conferences serve the oil, natural gas, electricity, emissions, nuclear power, coal, petrochemical, shipping and metals markets. 71www.platts.com J.D. POWER AND ASSOCIATES is a global marketing inform ation services company providing fore-casting, performance improvement, social media and customer satisfaction insights and solutions. The company’s quality and satisfaction measurements are based on responses from millions of consumers annually. 71www.jdpower.com S&P INDICES S&P INDICES is the world’s leading index provider and maintains a wide variety of investable and benchmark indices to meet an array of investor needs. More than $1 trillion in assets are directly indexed to S&P Indices, which includes the S&P 500, the world’s most followed stock market index. 7iwww.standardandpoors .com/indices Capital IQ CAPITAL IQ delivers comprehensive fundamental analysis and quantitative research and analysis solutions to more than 3,400 investment management firms, investment banks, private equity funds, advisory firms, corporations and universities worldwide. 71www.capitaliq.com McGrawHill CONSTRUCTION McGRAW-HILL CONSTRUCTION is North America’s leading provider of construction project and product information, plans and specifications, industry news, market research, and industry trends and forecasts to more than 1 million customers in the $5.6 trillion global con struction industry. 71www.construction.comlAl AVIATION WEEK AVIATION WEEK is the largest multimedia information and services prov ider to the global aviation, aerospace and defense industries, and plays a critical role in connecting more than 1.2 million professionals in 185 countries. 71www.aviationweek.com ©CuE McGRAW-HILL BROADCASTING delivers to its audiences dependable news and information, entertainment and community service. McGraw-Hill Broadcasting operates KGTV San Diego (ABC), KERO-TV Bakersfield, CA (ABC), KMG H-TV Denver (ABC), WRTV Indianapolis (ABC), and four Azteca America affiliates.

Financials

20	MANAGEMENT’S DISCUSSION AND ANALYSIS

41	CONSOLIDATED STATEMENTS OF INCOME

42	CONSOLIDATED BALANCE SHEETS

44	CONSOLIDATED STATEMENTS OF CASH FLOWS

45	CONSOLIDATED STATEMENTS OF EQUITY

AND COMPREHENSIVE INCOME

46	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

68	REPORT OF MANAGEMENT

69	REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

71	FIVE-YEAR FINANCIAL REVIEW

72	SHAREHOLDER INFORMATION

73	DIRECTORS AND PRINCIPAL EXECUTIVES

MANAGEMENT’S DISCUSSION
AND ANALYSIS
The following Management Discussion and Analysis (“MD&A”) provides a narrative of the results of operations and financial condition of The McGraw-Hill Companies, Inc. (together with its consolidated subsidiaries, the “Company,” “we,” “us” or “our”) for the years ended December 31, 2010 and 2009, respectively. The MD&A should be read in conjunction with the Consolidated Financial Statements and accompanying notes included in this Annual Report on Form 10-K for the year ended December 31, 2010. The MD&A includes the following sections:
•	Overview

•	Results of Operations

•	Liquidity and Capital Resources

•	Reconciliation of Non-GAAP Financial Information

•	Critical Accounting Estimates

•	Recently Issued or Adopted Accounting Standards

•	Quantitative and Qualitative Disclosures About Market Risk

•	“Safe Harbor” Statement Under the Private Securities Litigation Reform Act of 1995
Certain of the statements below are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In addition, any projections of future results of operations and cash flows are subject to substantial uncertainty. See “Safe Harbor” Statement Under the Private Securities Litigation Reform Act of 1995 on page 40.

OVERVIEW
We are a leading global information services provider serving the financial services, education and business information markets with the information they need to succeed in the “Knowledge Economy.” The business information markets include energy, automotive, construction, aerospace and defense, broadcasting and marketing/research information services. In November of 2010 we realigned our previously reported Financial Services segment into two separate segments, Standard & Poor’s (“S&P”) and McGraw-Hill Financial (“MH Financial”) and as a result of the reorganization, our operations now consist of four business segments: S&P, MH Financial, McGraw-Hill Education (“MHE”) and McGraw-Hill Information & Media (“I&M”).
•	S&P is the world’s foremost provider of credit ratings. With offices in more than 20 countries around the world, S&P is an important part of the world’s financial infrastructure and has played a leading role for 150 years in providing investors with information and independent benchmarks for their investment and financial decisions and access to the financial markets. S&P differentiates its revenue between transaction and non-transaction, where transaction revenue includes new issuance of corporate, public finance, and structured finance debt instruments, bank loans, and corporate credit estimates; and non-transaction revenue includes annual fees for customer relationship-based pricing programs, surveillance fees and ratings fees earned relating to cancelled transactions (“breakage fees”).

•	MH Financial is a leading global provider of digital and traditional research and analytical tools for investment advisors, wealth managers and institutional investors. It deploys the latest innovative technology strategies to deliver to customers an integrated portfolio of cross-asset analytics, desktop services, valuation and index benchmarks and investment recommendations in the rapidly growing financial information, data and analytics market. MH Financial differentiates its revenue between subscription and non-subscription, where subscription revenue includes credit ratings-related information products, the Capital IQ platform, investment research products and other data subscriptions; and non-subscription revenue includes fees based on assets underlying exchange-traded funds as well as certain advisory, pricing and analytical services.

•	MHE is one of the premier global educational publishers and consists of two operating groups: the School Education Group (“SEG”), serving the elementary and high school (“el-hi”) markets, and the Higher Education, Professional and International Group (“HPI”), serving the college and university, professional, international and adult education markets.

•	I&M consists of two operating groups: the Business-to- Business Group, including such brands as Platts, J.D. Power and Associates (“JDPA”), McGraw-Hill Construction and Aviation Week; and the Broadcasting Group, which operates nine television stations, four ABC affiliated stations located in Denver, Indianapolis, San Diego, and Bakersfield, California; and five Azteca America affiliated stations in Denver (two stations), Colorado Springs, San Diego and Bakersfield, California. The segment’s business is driven by the need for information and transparency in a variety of industries, and to a lesser extent, by advertising revenue.

The McGraw-Hill Companies | 2010 Annual Report

As the customers of our businesses vary, we manage and assess the performance of our business based on the performance of our segments and use operating profit as a key measure. Based on this approach and the nature of our operations, the discussion of results generally focuses around our four business segments and their related operating groups versus distinguishing between products and services.

	Years ended December 31,			% Change
(in millions, except per share amounts)	2010	2009	2008	‘10 vs ‘09	‘09 vs ‘08

Revenue	$6,168.3	$5,951.8	$6,355.1	3.6%	(6.3)%
Operating profit[1]	$1,421.1	$1,255.8	$1,374.7	13.2%	(8.6)%
% Operating margin	23.0%	21.1%	21.6%
Diluted EPS	$2.65	$2.33	$2.51	13.7%	(7.2)%

1 Operating profit is income before taxes on income and interest expense.
2010
Revenue increased at our S&P, MH Financial and MHE segments and declined at our I&M segment. Operating profit improved at all four of our segments.
•	S&P revenue and operating profit increased 10.3% and 7.0%, respectively. Increases were largely due to growth in transaction revenues driven by high-yield corporate bond issuance. These increases were partially offset by declines in structured finance.

•	MH Financial revenue and operating profit increased 5.9% and 4.3%, respectively. Increases were largely due to growth in index services and credit ratings-related information products such as RatingsXpress and RatingsDirect as compared to the prior year. Additional growth occurred at Capital IQ. These increases were partially offset by declines in investment research products.

•	MHE revenue and operating profit improved 1.9% and 31.7%, respectively, primarily due to increases at Higher Education for both print and digital product and SEG in the adoption states. The increases were partially offset by declines in SEG related to open territory sales and custom testing revenue due to the discontinuation of several contracts.

•	I&M revenue declined 4.9% and operating profit improved significantly compared to the prior year, primarily driven by the divestiture of BusinessWeek in the fourth quarter of 2009. Offsetting this revenue decline was continued growth in our global commodities information products related to oil and natural gas, increases in both political and base advertising and growth at JDPA, primarily due to syndicated research sales.
2009
Revenue declined for all four operating segments and operating profit declined at our S&P, MH Financial and MHE segments.
•	S&P revenue and operating profit declined 2.9% and 5.0%, respectively. Revenue declines were largely due to continued weakness in structured finance. The declines were partially offset by growth in corporate ratings.

•	MH Financial revenue increased 0.7% and operating profit declined 6.0%. Revenue increases were largely due to growth in credit-ratings related information products such as RatingsXpress and RatingsDirect, other credit risk solutions products and growth in Capital IQ, our data and information offerings and index services. The increases were partially offset by continued weakness in investment research products. Operating profit included the impact of a pre-tax loss on the divestiture of Vista Research, Inc. in the second quarter of 2009.

•	MHE revenue and operating profit declined 9.5% and 14.1%, respectively, primarily due to lower state adoption sales at SEG. SEG and the industry it serves are influenced strongly by the size and timing of state adoption opportunities and the availability of funds. The total state new adoption market decreased approximately $480 million in 2009 to approximately $500 million. According to statistics compiled by the Association of American Publishers (“AAP”), total net basal and supplementary sales of elementary and secondary instructional materials decreased 13.8% through December 2009. Basal sales in adoption states and open territory for the industry decreased 21.4% compared to prior year. Reduced potential in the state new adoption market and reduced spending in the open territory occurred as schools tightened their budgets in response to the continuing decline of state and local tax revenues in most regions. The declines were partially offset by growth at Higher Education.

•	I&M revenue declined 10.2% and operating profit improved 0.7%. Revenue declines were driven by advertising weakness across all of our media properties and reduced sales in our automotive studies. Partially offsetting the decline was an increase in our global energy and other commodities information products and services. Operating profit included the impact of a pre-tax gain on the divestiture of BusinessWeek in the fourth quarter of 2009.
Outlook
In 2011, we plan to continue our focus on the following strategies to increase our growth and relevance and to maintain our position as a leading “Knowledge Economy” company:
•	Leveraging existing capabilities to grow organically, particularly through developing a broad range of digital products and services

•	Growing globally by leveraging our position in developed markets and by pursuing opportunities in key developing countries

•	Continuing to consider selective acquisitions that complement our existing business capabilities

•	Expanding and refining the use of technology in all segments to improve performance, market penetration and productivity

•	Continuing to contain costs
There can be no assurance that we will achieve success in implementing any one or more of these strategies. The following factors could unfavorably impact operating results in 2011:
•	Lower educational funding as a result of state budget concerns
•	Prolonged difficulties in the credit markets

•	A change in the regulatory environment affecting our businesses

•	A change in educational spending
Further projections and discussion on our consolidated expense outlook and 2011 outlook for our segments can be found within “Results of Operations.”

RESULTS OF OPERATIONS
Consolidated Review

				% Favorable
	Years ended December 31,			(Unfavorable)
(in millions)	2010	2009	2008	‘10 vs ‘09	‘09 vs ‘08

Revenue:
Product	$2,411.3	$2,362.2	$2,582.6	2.1%	(8.5)%
Service	3,757.0	3,589.5	3,772.5	4.7%	(4.8)%

Operating-related expenses:
Product	1,080.1	1,132.3	1,181.3	4.6%	4.1%
Service	1,265.9	1,253.7	1,337.1	(1.0)%	6.2%

Selling and general expenses	2,262.2	2,141.3	2,283.6	(5.6)%	6.2%

Total expenses	4,758.3	4,692.7	4,980.4	(1.4)%	5.8%

Interest expense, net	81.6	76.9	75.6	(6.2)%	(1.6)%
Net income attributable to The McGraw-Hill Companies, Inc.	828.1	730.5	799.5	13.4%	(8.6)%

Product revenue and expenses consist of educational and information products, primarily books, magazine circulations and syndicated study programs in our MHE and I&M segments. Service revenue and expenses consist of our S&P and MH Financial segments, service assessment contracts in our MHE segment and information-related services and advertising in our I&M segment.
Revenue
2010
Product revenue increased primarily due to increases at MHE for both print and digital product in Higher Education and for adoption state sales. This was partially offset by lower open territory sales. Service revenue increased primarily due to growth in transaction revenues driven by high-yield corporate bond issuance, growth in our global commodities information products, index services, credit-ratings related information products such as RatingsXpress and RatingsDirect, and Capital IQ. This was partially offset by declines in custom testing revenue at MHE due to the discontinuation of contracts and declines at MH Financial in investment research services and structured finance. The divestiture of BusinessWeek at I&M impacted both product and service revenue.
2009
Product revenue decreased primarily driven by lower state adoption sales and reduced spending in the open territories. Revenue was also impacted unfavorably by foreign exchange. Service revenue decreased primarily due to continued weakness in structured finance, reductions in investment research products, and advertising weakness across our media properties as well as the impact of foreign exchange rates. The decline was partially offset by growth in corporate industrial ratings, sovereign and international public finance ratings, credit-ratings related information products such as RatingsXpress and RatingsDirect, credit risk solutions products, growth in Capital IQ, our data and information offerings, index services and growth in our global energy and other commodities information services.
Expenses
2010
Product operating expenses decreased due to reduced prepublication amortization and lower costs related to inventory at MHE, as well as overall cost-saving initiatives. Service operating expenses increased slightly primarily due to increased compensation expense, partially offset by the divestiture of BusinessWeek at I&M.
Selling and general expenses increased as compared to the prior year due to higher costs associated with increased sales and higher compensation, partially offset by the benefits of cost-saving initiatives and the divestiture of BusinessWeek.
Net interest expense increased primarily due to the reversal of interest expense on uncertain tax positions that occurred in

The McGraw-Hill Companies | 2010 Annual Report

2009, as well as lower international interest income from our investments in 2010 compared to 2009.
2009
Product operating expenses decreased primarily due to the lower direct costs related to revenues, partly offset by increased incentive compensation and increased amortization of prepublication costs. Service operating-related expenses decreased primarily due cost containment initiatives, partly offset by increased incentive compensation.
Selling and general expenses decreased primarily due to cost containment initiatives.
Net interest expense increased slightly compared with 2008 primarily due to reduced interest income on foreign investments.
Other Items
2010
Foreign exchange rates had a favorable impact of $12.9 million on revenue and an unfavorable impact of $3.4 million on operating profit. This impact refers to constant currency comparisons and the remeasurement of monetary assets and liabilities. Constant currency impacts are estimated by re-calculating current year results of foreign operations using the average exchange rate from the prior year. Remeasurement impacts are based on the variance between current-year and prior-year foreign exchange rate fluctuations on assets and liabilities denominated in currencies other than the individual business’ functional currency.
During the fourth quarter of 2010, we recorded a pre-tax charge of $15.6 million related to subleasing excess space through January 2020 that is managed by our corporate office.
During the fourth quarter of 2010, we initiated a restructuring plan within our I&M segment as a result of current business conditions as well as continuing process improvements. We recorded a pre-tax restructuring charge of $10.6 million, consisting primarily of employee severance costs related to a workforce reduction of approximately 230 positions.
During 2010, we recorded a pre-tax gain of $11.1 million from dispositions in other (income) loss within the Consolidated Statements of Income, which was comprised of the following:
•	In September 2010, we sold certain equity interests in India which were part of our S&P segment, and recognized a pre-tax gain of $7.3 million.

•	In August 2010, we sold our Australian secondary education business which was part of our MHE segment, and recognized a pre-tax gain of $3.8 million.
The impact of these divestitures on comparability of results is immaterial.
2009
Foreign exchange rates had unfavorable impacts of $70.4 million on revenue and $9.5 million on operating profit.
In 2009, we initiated a restructuring plan that included a realignment of select business operations within the MHE segment to further strengthen their position in the market by creating a market focused organization that enhances its ability to address the changing needs of their customers. Additionally, we continued to implement restructuring plans to contain costs and mitigate the impact of the current and expected future economic conditions. We recorded a net pre-tax restructuring charge of $15.2 million pre-tax, consisting primarily of employee severance costs related to a workforce reduction of approximately 550 positions.
During 2009, we recorded a pre-tax loss of $3.3 million from dispositions in other (income) loss within the Consolidated Statements of Income, which was comprised of the following:
•	In December 2009, we sold BusinessWeek which was part of our I&M segment, and recognized a pre-tax gain of $10.5 million.

•	In May 2009, we sold our Vista Research, Inc. business which was part of our MH Financial segment, and recognized a pre-tax loss of $13.8 million.
The impact of these divestitures on comparability of results is immaterial.
Provision for Income Taxes
The effective tax rate was 36.4% for 2010 and 2009, and 36.9% for 2008. We incurred transfer taxes of $35.4 million in the first quarter of 2010 resulting from a legal entity reorganization in our European operations to comply with recent regulation. This has been offset in subsequent reporting periods in 2010 and has not impacted the effective tax rate. The decrease in the effective tax rate for 2009 as compared to 2008 is primarily attributable to a decrease in state and local income taxes.
We do not expect our 2011 effective tax rate to vary significantly from our 2010 effective tax rate absent the impact of numerous factors including intervening audit settlements, changes in federal, state or foreign law and changes in the geographical mix of our income.
Selective Outlook for 2011
printing, paper and distribution
Combined printing, paper and distribution prices for product-related manufacturing, which typically represent approximately 20% of total operating-related expenses, are expected to increase 0.5%. Overall, we expect our printing and multimedia prices to remain relatively flat with 2010 due to recent negotiations with major U.S. manufacturing service providers. Our paper prices are projected to increase 1.2% mainly due to stabilized pricing agreements that limit price increases for the majority of our paper purchases and product specification changes. Overall distribution prices are anticipated to rise 2.7% as a result of an increase in U.S. postal rates and average increases of 5.7% for international postage rates, airfreight and trucking.

24	RESULTS OF OPERATIONS (continued)

prepublication investment and amortization
We expect prepublication investment to return to more normalized levels as we make investments that we shifted from 2010 into 2011 and expect to spend between $200 million to $225 million versus $150.8 million in 2010. In addition, amortization of prepublication costs is projected to decline slightly in 2011, which reflects the lower level of investment we made in 2010.
capital expenditures
We are projecting capital expenditures of approximately $150 million largely due to increased digital and technology spending.
free cash flow
We expect another year of strong free cash flow in excess of $700 million, despite increased capital investments. Free cash flow is a non-GAAP financial measure and reflects our cash flow provided by operating activities less capital expenditures and dividends. See page 36 for a reconciliation of our non-GAAP financial information.
interest and taxes
Interest expense and our effective tax rate are expected to be relatively flat versus 2010.

SEGMENT REVIEW
Standard & Poor’s

	Years ended December 31,			% Change
(in millions)	2010	2009	2008	‘10 vs ‘09	‘09 vs ‘08

Revenue
Transaction	$662.5	$549.8	$554.9	20.5%	(0.9)%
Non-transaction	1,032.9	987.5	1,028.1	4.6%	(4.0)%

Total revenue	$1,695.4	$1,537.3	$1,583.0	10.3%	(2.9)%

Operating profit	$762.4	$712.2	$749.3	7.0%	(5.0)%
% Operating margin	45.0%	46.3%	47.3%

The following items had an impact on results for the years ended December 31, 2010 and 2009:
2010
•	Foreign exchange rates had an unfavorable impact of $1.7 million on revenue and a favorable impact of $3.4 million on operating profit.

•	Operating profit includes a pre-tax gain of $7.3 million for the sale in September 2010 of certain equity interests in India.
2009
•	Foreign exchange rates unfavorably impacted revenue by $37.4 million and operating profit by $33.6 million.

•	A net pre-tax restructuring reversal was recorded during the second quarter that increased operating profit by $3.4 million.
Revenue
2010
Both transaction and non-transaction revenue grew compared to 2009. Transaction revenue includes revenue related to new issuance of corporate, public finance, and structured finance debt instruments; bank loans; and corporate credit estimates.
Non-transaction revenue includes revenue from annual fees for customer relationship-based pricing programs, surveillance and ratings fees earned relating to cancelled transactions (“breakage fees”). Non-transaction revenue also includes an intersegment royalty charged to MH Financial for the rights to use and distribute content and data developed by S&P. Royalty revenue for the years ended December 31, 2010, 2009 and 2008 was $56.2 million, $49.0 million and $42.2 million, respectively.
The increase in transaction revenue compared to 2009 was driven by significant global high-yield corporate bond issuance, increased U.S. bank loan ratings and robust U.S. public finance issuance, partially offset by declines in structured finance. The bulk of the high-yield corporate bond issuance related to refinancing activity as borrowers took advantage of low rates replacing existing bonds with cheaper debt. Structured finance decreased with a greater decline in Europe resulting primarily from decreased central banks’ repurchase (“repo”) activity and lower deal breakage fees. Also contributing to the decrease was lower issuance in the U.S. of asset-backed securities (“ABS”) and residential mortgage-backed securities (“RMBS”). These declines in U.S. structured finance were partially offset by an increase in revenue from commercial mortgage-backed securities (“CMBS”) issuance.

The McGraw-Hill Companies | 2010 Annual Report

Revenue derived from non-transaction related sources increased compared to 2009, primarily as a result of growth in annual surveillance and non-issuance related revenue at corporate ratings. This was partially offset by declines in structured finance related to lower surveillance fees that were adversely impacted by increased collaterized debt obligation (“CDO”) deal maturities and defaults. Deal breakage fees were lower as well. Non-transaction related revenue represented 60.9% of total S&P revenue for 2010, down from 64.2% for 2009 as transaction revenue grew at a faster pace.
2009
Transaction revenue decreased slightly compared to 2008 as weakness in structured finance and the impact of foreign exchange rates were partially offset by revenue increases in corporate industrial ratings and sovereign and international public finance ratings. Increases in U.S. and European corporate industrial issuance and sovereign issuance were partially offset by declines in issuance across all structured finance asset classes other than U.S. RMBS and European CMBS.
Our non-transaction related revenue decreased compared to 2008, primarily as a result of lower breakage fees. Non-transaction related revenue represented 64.2% of total S&P revenue for 2009 compared to 64.9% for 2008.
Operating Profit
2010
Operating profit increased compared to 2009, primarily due to the growth in transaction revenue, partially offset by declines in structured finance as noted above, and increases in incentive compensation, incremental compliance and regulatory costs and staff increases, mainly in India.
2009
Operating profit declined compared to 2008, primarily due to weakness in structured finance and the impact of foreign exchange rates. Growth in corporate industrial ratings and sovereign and international public finance ratings helped mitigate the impact of the declines on operating profit and margin.
Issuance Volumes
We monitor issuance volumes as an indicator of trends in transaction revenue streams within S&P. Issuance volumes noted within the discussion that follows are based on the domicile of the issuer. Issuance volumes can be reported in two ways: by “domicile” which is based on where an issuer is located or where the assets associated with an issue are located, or based on “marketplace” which is where the bonds are sold. The following tables depict changes in issuance levels as compared to the prior year, based on Thomson Financial, Harrison Scott Publications and S&P’s internal estimates.

	2010 Compared to 2009
Structured Finance	U.S.	Europe

Residential Mortgage-Backed Securities (“RMBS”)	(37.0)%	325.2%
Commercial Mortgage-Backed Securities (“CMBS”)	145.0%	94.4%
Collateralized Debt Obligations (“CDO”)	372.6%	245.0%
Asset-Backed Securities (“ABS”)	(9.1)%	154.4%
Total New Issue Dollars – Structured Finance	0.8%	272.8%

•	RMBS volume was down in the U.S. in 2010 due to lower re-REMIC activity.

•	European RMBS issuance was up substantially from 2009, with covered bond issuance from financial institutions contributing to the increase.

•	CMBS issuance was up in the U.S. and Europe in 2010 as volumes are starting to grow from a very low prior-year base and investors have become more comfortable with the fundamentals of the underlying commercial property markets.

•	Issuance in the CDO asset class has primarily been attributed to nontraditional securitizations of structured credit. However, the absolute issuance levels still remain significantly below historical levels. The current year’s percentage increase was calculated from a low base in 2009.

•	ABS issuance in the U.S. was down slightly for 2010 compared to 2009, primarily driven by reductions in credit card volumes due to concerns regarding the impact of recent changes in accounting and the Federal Deposit Insurance Corporation (“FDIC”) Safe Harbor Rules, which could increase the economic cost of securitization.

•	European ABS growth was primarily the result of strength in consumer loans and credit cards, but the percentage growth was calculated from a relatively low base in 2009.

	2010 Compared to 2009
Corporate Issuance	U.S.	Europe

High-Yield Issuance	76.2%	61.7%
Investment Grade	(34.5)%	(29.6)%
Total New Issue Dollars – Corporate Issuance	(17.8)%	(27.2)%

•	Total corporate issuance in the U.S. decreased in 2010 as the result of weaker corporate investment grade debt issuance. However, high-yield issuance in the U.S. hit a record level as corporations took advantage of low interest rates to refinance outstanding debt. A modest rebound in debt-financed mergers and acquisitions also contributed to the increase.

•	Europe corporate issuance was down in 2010 attributed to continued weak economic conditions and uncertainty regarding the central banks’ monetary policy. Issuance levels have been negatively impacted by fears and disruptions generated by the European sovereign debt market.

•	Global high-yield issuance for 2010 was higher than any full-year period on record.

26	SEGMENT REVIEW (continued)

Industry Highlights and Outlook
Activity in 2010 has been driven by corporate refinancing as companies are exhibiting prudent capital management and are taking advantage of low underlying interest rates and increased investor demand for new issues. There were also a significant amount of debt maturities in 2010 that were refinanced. Opportunistic financings should continue in 2011 given the strong liquidity in U.S. capital markets. Europe non-financial issuance should also remain healthy in 2011 as the shift in corporate financing from bank loans to bonds continues provided European sovereign debt concerns subside. In addition, mergers and acquisition activity is projected to recover somewhat and may become a larger share of the overall mix of issuance in 2011. The overall cost of financing should also remain at attractive levels in 2011.
Overall funding rates remain at historically attractive levels as a result of declining corporate credit spreads during 2010. The Federal Reserve has continued to keep interest rates exceptionally low for an extended period, which should keep the current liquidity conditions intact in the U.S. corporate credit market.
In 2011, economic growth in the U.S. is expected to continue to support stabilization of credit quality. In addition, investors are seeking higher yield investments heading into 2011, which provides for continued attractive financing conditions for high-yield issuers.
Structured finance non-transaction revenues are expected to continue to decline in 2011 as surveillance fees have been adversely impacted by the reduction in CDO deals outstanding through maturities and defaults. The outlook for the CDO market is dependent upon banks’ willingness to initiate new loans and investors’ risk appetite to invest in new CDO structures.
The recovery of the RMBS and CMBS markets are ultimately dependent upon the recovery of both residential and commercial real estate markets. The U.S. RMBS market remains under pressure given continued uncertainty over home pricing and unemployment. However, the European RMBS market should have a stronger year driven by the continued growth of the market as investor confidence returns, coupled with substantial refinancing needs on the part of European banks.
The ABS market was generally robust in 2010, although this trend may slow as the market adjusts to new and proposed rules and regulations from the FDIC, Financial Accounting
Standards Board (“FASB”) and Securities and Exchange Commission (“SEC”), which may increase the cost of securitization for issuers going forward.
Legal and Regulatory Environment
The financial services industry is subject to the potential for increased regulation in the U.S. and abroad. The businesses conducted by our S&P segment are in certain cases regulated under the Credit Rating Agency Reform Act of 2006, the U.S. Securities Exchange Act of 1934 and/or the laws of the states or other jurisdictions in which they conduct business.
Standard & Poor’s Ratings Services is a credit rating agency that is registered with the SEC as one of ten Nationally Recognized Statistical Rating Organizations (“NRSROs”). The SEC first began designating NRSROs in 1975 for use of their credit ratings in the determination of capital charges for registered brokers and dealers under the SEC’s Net Capital Rule.
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

The McGraw-Hill Companies | 2010 Annual Report

On November 23, 2009, the SEC issued final rules relating to the disclosure of data underlying structured finance ratings and public disclosure of rating histories for all issuer-paid ratings, with some limitations.
On July 21, 2010, President Obama signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Act”) which, among other things, imposed new requirements and standards on credit rating agencies, including NRSROs, which may result in an increase in the Company’s costs for regulatory compliance. The Act also amended the law that establishes pleading standards in securities fraud suits brought against credit rating agencies under the Securities Exchange Act of 1934. The change in the pleading standards may result in increased litigation costs for the Company; however, the law does not amend the liability standard in such lawsuits which continues to be the same standard applicable to all defendants. The Act also rescinded Rule 436(g) of the Securities Act of 1933, which excluded NRSRO ratings from liability under Sections 7 and 11 of the Securities Act.
Outside the U.S., regulators and government officials have been implementing formal oversight of credit rating agencies. S&P continues to work closely with regulators globally, including the International Organization of Securities Commissions, to promote the global consistency of regulatory requirements. S&P expects regulators in additional countries to introduce new regulations in the future. In many countries, S&P is also an External Credit Assessment Institution (“ECAI”) under Basel II for purposes of allowing banks to use its ratings in determining risk weightings for many credit exposures. Recognized ECAI’s may be subject to additional oversight in the future.
Effective January 1, 2010, S&P became regulated in Australia as a holder of a financial services license. On August 21, 2010, Standard & Poor’s credit rating operations submitted an application for registration under the new European Union regulatory requirements for credit rating agencies. The registration is currently being reviewed by the regulators. On September 30, 2010, Japan’s Financial Services Agency granted the application of S&P’s local ratings operation as a licensed credit rating agency.
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
The markets for credit ratings are very competitive. The S&P segment competes domestically and internationally on the basis of a number of factors, including the quality of its ratings, client service, reputation, price, geographic scope, range of products and technological innovation. In addition, in some of the countries in which S&P competes, governments may provide financial or other support to locally-based rating agencies and may from time to time establish official credit rating agencies, credit ratings criteria or procedures for evaluating local issuers.
The Financial Crisis Inquiry Commission (“FCIC”) was established in May 2009 in connection with the Fraud Enforcement and Recovery Act of 2009. The FCIC is charged with conducting an inquiry into, among other things, credit rating agencies in the financial system, including, reliance on credit ratings by financial institutions and regulators, the use of credit ratings in financial regulation, and the use of credit ratings in the securitization markets. In its work, the Commission is authorized to hold hearings, issue subpoenas either for witness testimony or documents, and make referrals to the Attorney General or the appropriate state Attorney General. A report of the Commission’s findings was sent to Congress on January 27, 2011.
In the normal course of business both in the U.S. and abroad, the Company and its subsidiaries are defendants in numerous legal proceedings and are involved, from time to time, in governmental and self-regulatory agency proceedings which may result in adverse judgments, damages, fines or penalties. Also, various governmental and self-regulatory agencies regularly make inquiries and conduct investigations concerning compliance with applicable laws and regulations.
See Note 13 – Commitments and Contingencies, to the Consolidated Financial Statements for further discussion.

28	SEGMENT REVIEW (continued)

McGraw-Hill Financial

	Years ended December 31,			% Change
(in millions)	2010	2009	2008	‘10 vs ‘09	‘09 vs ‘08

Revenue
Subscription	$875.7	$829.1	$814.6	5.6%	1.8%
Non-subscription	312.8	292.7	298.9	6.9%	(2.1)%

Total revenue	$1,188.5	$1,121.8	$1,113.5	5.9%	0.7%

Operating profit	$314.9	$301.9	$321.1	4.3%	(6.0)%
% Operating margin	26.5%	26.9%	28.8%

The following items had an impact on results for the years ended December 31, 2010 and 2009:
2010
•	Foreign exchange rates had a favorable impact of $2.3 million on revenue and an unfavorable impact of $5.5 million on operating profit.
2009
•	Foreign exchange rates had an unfavorable impact of $6.0 million on revenue and a favorable impact of $18.2 million on operating profit.

•	Operating profit includes a pre-tax loss of $13.8 million for our divestiture of Vista Research in May 2009.

•	A net pre-tax restructuring charge was recorded during the second quarter that reduced operating profit by $3.0 million consisting primarily of employee severance costs.
Revenue
2010
Revenue from both subscription and non-subscription sources grew compared to 2009. Subscription revenue includes credit ratings-related information products, the Capital IQ platform, investment research products and other data subscriptions. Non-subscription revenue is generated through fees based on assets underlying exchange-traded funds (“ETFs”) as well as certain advisory, pricing and analytical services.
Subscription revenue increased compared to 2009, primarily driven by our credit ratings-related information products; growth at Capital IQ and index services; and the acquisition of TheMarkets.com in September 2010. These factors were partially offset by declines in investment research products. Revenue from credit ratings-related information products, such as RatingsDirect and RatingsXpress, continued to increase as a result of strong growth in our subscription base from new client relationships and expanded relationships into existing accounts. Capital IQ continues to have significant client growth as the number of clients at December 31, 2010 increased 15.8% from the prior year. Increased data sales to financial institutions contributed to the increased Index Services revenue. Offsetting these increases were decreases in investment research products, primarily resulting from the expiration of the Independent Equity Research (“IER”) settlement at the end of July 2009.
Non-subscription revenue at index services increased mainly due to growth in ETF products from higher levels of assets under management, in addition to 95 new ETFs launched during 2010. Assets under management for ETFs rose 21.6% to $300.3 billion in 2010 from $247.0 billion in 2009 due to the recovery in global markets. In addition, index services is benefitting from ETFs changing their benchmarks to S&P indices.
2009
Subscription revenue increased compared to 2008 as a result of growth in Capital IQ and our credit-ratings related information products, such as RatingsDirect and Ratings Xpress. The number of Capital IQ clients at December 31, 2009 increased 10.5% from 2008. This was partially offset by reductions in investment research products and the impact of foreign exchange rates. The decrease in investment research products was impacted by the expiration of the IER settlement at the end of July 2009.
Non-subscription revenue decreased as exchange-traded and over-the-counter (“OTC”) derivatives declined at index services.
Operating Profit
2010
Operating profit increased compared to 2009, primarily due to increases in index services and increases from our credit-ratings related information products. This was partially offset by declines in investment research products as noted above, and increases in incentive compensation and staff increases internationally, mainly in India, and dilution from the acquisition of TheMarkets.com.

The McGraw-Hill Companies | 2010 Annual Report

29

2009
Operating profit and margin declined compared to 2008, primarily due to reductions in our investment research products and the impact of foreign exchange rates, as noted above. Growth in Capital IQ and our increases from our credit-ratings related information products, as noted above, helped mitigate the impact of the declines on operating profit and margin.
Industry Highlights and Outlook
The segment expects to experience increased demand for its Capital IQ and data and information offerings. Also, index services products should continue to benefit as ETF assets grow globally. Index services also should see opportunities in volatility products as demand increases in the U.S. as well as internationally, primarily in the Middle East and Asia. However, demand for investment research products is expected to continue to decline as a result of cancelations caused by the competitive market conditions.
Legal and Regulatory Environment
The financial services industry is subject to the potential for increased regulation in the U.S. and abroad. The businesses conducted by our MH Financial segment are in certain cases regulated under the U.S. Investment Advisers Act of 1940, the U.S. Securities Exchange Act of 1934 and/or the laws of the states or other jurisdictions in which they conduct business.
The markets for financial research, investment and advisory services are very competitive. The MH Financial segment competes domestically and internationally on the basis of a number of factors, including the quality of its research and advisory services, client service, reputation, price, geographic scope, range of products and services, and technological innovation.
On November 17, 2009, the European Commission, Directorate-General for Competition (“EC”) sent a Statement of Objections (“SO”) to the Company outlining the EC’s preliminary view that Standard & Poor’s CUSIP Service Bureau (an S&P brand that is part of MH Financial) is abusing its position as the sole-appointed National Numbering Agency for U.S. securities by requiring financial institutions and Information Service Providers to pay licensing fees for the use of International Securities Identification Numbers. As set forth in the SO, the EC’s preliminary view is that this behavior amounts to unfair pricing and infringes European competition law. Should the preliminary views expressed in the SO be confirmed, the EC may require the Company to cease the alleged abuse and may impose a fine. The Company believes these preliminary views are erroneous and is engaging with the EC in an effort to resolve this matter.
See Note 13 – Commitments and Contingencies, to the Consolidated Financial Statements for further discussion.

McGraw-Hill Education

	Years ended December 31,			% Change

(in millions)	2010	2009	2008	‘10 vs ‘09	‘09 vs ‘08

Revenue
School Education Group	$1,109.4	$1,112.3	$1,362.6	(0.3)%	(18.4)%
Higher Education, Professional and International	1,323.7	1,275.5	1,276.3	3.8%	(0.1)%

Total revenue	$2,433.1	$2,387.8	$2,638.9	1.9%	(9.5)%

Operating profit	$363.4	$276.0	$321.4	31.7%	(14.1)%
% Operating margin	14.9%	11.6%	12.2%

The following items had an impact on results for the years ended December 31, 2010 and 2009:
2010
•	Foreign exchange rates had a favorable impact of $11.3 million on revenue.

•	Operating profit includes a pre-tax gain of $3.8 million for the sale of our Australian secondary education business in August 2010.
2009
•	Foreign exchange rates had an unfavorable impact on revenue of $26.6 million.

•	During 2009, MHE initiated a restructuring plan that included a realignment of several business operations within the segment, introducing market-focused organizational approaches that enhanced their ability to address the changing needs of their customers. The restructuring charge consisted primarily of employee severance costs related to the reduction of approximately 340 positions. In addition, during 2009, MHE reversed accruals for previously recorded restructuring charges due to revised estimates. The net pre-tax restructuring charge recorded was $11.6 million.

30	SEGMENT REVIEW (continued)

Revenue
school education group
2010
Revenue was essentially flat compared to 2009, as higher sales in the state new adoption market were offset by declines in open territory sales and in custom testing revenue that did not repeat due to the discontinuation of contracts in Florida, Arizona and California.
•	SEG’s sales in the adoption states increased from 2009. The largest growth occurred in Texas, which did not adopt new materials in 2009, but conducted a K-12 reading and literature adoption in 2010. Also contributing to the increase were higher sales in Florida, where purchasing was driven by the K-12 math adoption. Offsetting this growth were reductions in sales in Tennessee, where 2010 adoption offered less potential than the 2009 adoption, and South Carolina, where a scheduled high-school math adoption was not funded.

•	Residual sales in the adoption states decreased as compared to 2009 because more schools bought new materials this year for implementation in the fall and as a result they reordered fewer previously adopted materials.

•	In the K-12 market, new basal programs are implemented at the beginning of the fall term, and therefore the majority of the purchasing is done in the second and third quarters. However, the continuing pressures on educational budgets caused many school districts to limit or postpone purchases of educational materials this year.

•	SEG’s sales in the open territory decreased from 2009, due to lower sales in Ohio, New Jersey, Missouri and Michigan as a result of state and district budget constraints. Illinois also contributed to the decrease by suspending its textbook loan program, which normally provides purchasing assistance to local districts, during 2010.

•	In addition to the declines in custom testing, non-custom or “shelf” testing also decreased compared to 2009 across all product lines. These decreases in testing were partially offset by an increase in formative assessment due to the continued growth of SEG’s Acuity program resulting from new business and renewals of existing business.
2009
Revenue decreased compared to 2008, primarily driven by lower state adoption sales. Reduced potential in the state new adoption market and reduced spending in the open territory occurred as schools tightened their budgets in response to the continuing decline of state and local tax revenues in most regions.
•	K-12 basal sales declined significantly in the adoption states. The 2009 state new adoption market was smaller because Texas was not scheduled to buy new materials and because other states, including Alabama, adopted in categories offering less revenue potential for the industry. The biggest opportunities were expected to be offered by 6-12 literature in Florida and K-8 reading and math in California, but economic problems sharply limited 2009 purchasing in both states.

•	Open territory sales declined to a lesser extent, as reduced opportunities in many parts of the country were partially offset by gains over the prior year in areas such as Illinois, where SEG’s secondary products captured a strong share of the state’s annual textbook purchasing program and contributed significantly to full-year results.

•	K-12 supplementary sales also declined, with strong growth in intervention products being offset by lower demand for SEG’s extensive list of older products, many of which are being phased out.

•	Both custom and non-custom or “shelf” testing declined compared to 2008, although formative assessment increased.
o	Custom testing declined due to the anticipated discontinuation of contracts for work in California, Florida, and Arizona and declines in the scope of work on other contracts in comparison to the prior year.

o	Non-custom declined for all product lines, led by declines for the TerraNova line of norm-referenced assessments.

o	Formative assessment increased, driven by new adoptions, renewals, and expanded implementations of SEG’s successful Acuity program.
higher education, professional
and international
2010
Higher Education increased for both print and digital products, driven by higher enrollments in the current academic year and by strong publication lists and attractive new digital offerings from all four subject-area imprints.
•	Key titles contributing to performance in 2010 included Nickels, Understanding Businesses, 9/e; Shier, Hole’s Human Anatomy and Physiology, 12/e; Lucas, The Art of Public Speaking, 10/e; Saladin, Anatomy & Physiology, 5/e; and Sanderson, Computers in the Medical Office, 6/e.

•	Digital growth was driven by the continued success of the Homework Management product line, which included new releases on the improved and enhanced Connect platform. E-book revenue also increased over the prior year.
Professional increased over 2009 due to increases in net book publishing sales (including both print books and e-books) as actual returns were significantly lower than the prior year. Growth in digital revenue, primarily from digital subscription products, also contributed to the increase.
International increased slightly over 2009, driven by the favorable impact of foreign exchange rates. Higher sales in the

The McGraw-Hill Companies | 2010 Annual Report

Middle East and Africa related to large orders placed by international non-profit organizations, and in Asia as a result of Higher Education sales in Southeast Asia and Korea were partially offset by declines in Canada due to lower overall orders, and in other international markets.
2009
Higher Education sales increased for both print and digital product, driven by strong new publication lists at all four subject-area imprints, new digital offerings to support print sales, improved sales coverage in key regions and higher enrollments in the current academic year.
•	Key titles contributing to performance in 2009 included McConnell, Economics, 18/e; Lucas, The Art of Public Speaking, 10/e; Sanderson, Computers in the Medical Office, 6/e; Shier, Hole’s Essentials of Human Anatomy and Physiology, 10/e; and Saladin, Anatomy and Physiology, 5/e.

•	Digital growth was driven by the continued success of the Homework Management product line, which included new releases on the improved and enhanced Connect platform.
Revenue in the professional market declined compared to 2008 as weakness in the consumer environment had a negative effect on sales of some print product lines. Digital subscriptions had a favorable impact on 2009 results.
International sales decreased in 2009, with strong demand for Higher Education products across most markets offset by lower school sales in some regions, by softness in professional sales related to economic conditions, and by the unfavorable impact of foreign exchange.
Operating Profit
2010
Operating profit for MHE improved compared to 2009, primarily due to the increases in Higher Education sales combined with lower costs and expenses, notably reduced prepublication amortization, lower costs related to inventory, cost-saving initiatives and savings from the realignment of several business operations within the segment that occurred during the second quarter of 2009.
2009
Operating profit for MHE declined compared to 2008, primarily due to the decrease in SEG revenue as a result of reduced potential in the state new adoption market and reduced spending in the open territory markets as schools tightened their budgets in response to the continuing decline of state and local tax revenues. This decrease was largely offset by a reduction in operating expenses due to cost-saving initiatives.
Industry Highlights and Outlook
According to statistics compiled by AAP, total net sales of elementary and secondary instructional materials increased by 3.2% through December 2010. Net sales for the industry in the adoption states increased by 15.4% compared to 2009, while net sales in the open territory states decreased by 7.6% compared to 2009.
Total U.S. PreK-12 enrollment for 2010-2011 is estimated at nearly 56 million students, up 0.4% from 2009–2010, according to the National Center for Education Statistics (“NCES”). We project that the 2011 el-hi market could increase up to approximately 3% over the 2010 market. This growth will occur primarily in the adoption states, where a potentially larger market will provide good opportunities for new business. The total available state new adoption market was estimated between $850 million and $875 million for 2010. The total available state new adoption market in 2011 will depend to some extent on the level of funding provided for new adoption purchasing in Texas, one of many budget issues still under discussion in the state legislature. Texas is scheduled to adopt programs for prekindergarten, grades 1–12 language arts and grades 6–12 supplemental science. Other adoption opportunities in 2011 are science in Florida, Indiana and Louisiana, reading in Arkansas, social studies in Georgia and New Mexico and math in Tennessee. Open territory sales, which declined in 2010, are projected to increase slightly in 2011. In the testing market during 2011, SEG will focus on the opportunities for custom, formative and shelf assessments offered by the federal funding environment and the transition to common core standards that many states will be beginning in preparation for the introduction of common core assessments, which is scheduled for 2014–15.
Revenue at HPI is affected by enrollments, higher education funding and the number of courses available to students. The median projected increase in U.S. college enrollments is a rise of 13% to 20.6 million between 2007 and 2018, according to NCES. The U.S. college new textbook market is $4.6 billion and is expected to grow about 4%–6% in 2011. In 2011, all our higher education imprints will have large, competitive lists of new titles and we anticipate that we will hold or grow our market position in the industry. As technology continues to be the key trend in higher education for course management and content delivery, HPI will continue to focus on driving digital usage by aggressively pursuing a variety of e-initiatives, including e-books, homework support for students and online faculty training and support.
In 2011, further stabilization and improvement is anticipated in the professional markets for HPI’s business, technical, and medical print products. HPI will continue to expand its online subscription products, e-book offerings, mobile applications and other digital services for this market in 2011.

32	SEGMENT REVIEW (continued)

McGraw-Hill Information & Media

	Years ended December 31,			% Change

(in millions)	2010	2009	2008	‘10 vs ‘09	‘09 vs ‘08

Revenue:
Business-to-Business	$811.5	$872.7	$954.8	(7.0)%	(8.6)%
Broadcasting	96.0	81.2	107.1	18.3%	(24.2)%

Total revenue	$907.5	$953.9	$1,061.9	(4.9)%	(10.2)%

Operating profit	$160.4	$92.7	$92.0	73.1%	0.8%
% Operating margin	17.7%	9.7%	8.7%

The following items had an impact on results for the years ended December 31, 2010 and 2009:
2010
•	During the fourth quarter 2010, we initiated a restructuring plan within our I&M segment as a result of current business conditions as well as continuing process improvements. We recorded a pre-tax restructuring charge of $10.6 million, consisting primarily of employee severance costs related to a workforce reduction of approximately 230 positions.
2009
•	Foreign exchange rates had a $7.3 million favorable impact on operating profit.

•	A net pre-tax restructuring charge was recorded during the second quarter that reduced operating profit by $4.0 million consisting primarily of employee severance costs related to the reduction of approximately 125 positions, driven by continued cost containment and cost reduction activities.

•	In December 2009, we sold BusinessWeek. This business was selected for divestiture as it no longer fit within our strategic plans. We recognized a pre-tax gain of $10.5 million.
Revenue
business-to-business
2010
Revenue declined compared to 2009, primarily driven by the divestiture of BusinessWeek in December 2009. Offsetting this decline was continued revenue growth in our global commodities information products, primarily related to oil. Continued volatility in crude oil and other commodity prices drove the need for market information, particularly in Europe and Asia. Also offsetting the decline was growth at JDPA, primarily due to syndicated research sales.
2009
Revenue declined compared to 2008, primarily driven by advertising weakness across all of our media properties and reduced sales of our automotive studies. Economic weakness drove declines in the automotive industry, softness in advertising and decreases in the construction market. Partially offsetting these declines was an increase in our global energy and other commodities information products and services. Global commodities information products related to oil, natural gas and power experienced growth as volatility in crude oil and other commodity prices drove the need for market information.
broadcasting
2010
Revenue increased compared to 2009, primarily due to increases in both political and base advertising. Political advertising increased as compared to 2009 due to both governmental races, specifically in California and Colorado, and advertising spending in support of various issues. Base advertising increased primarily due to growth in the automotive and service categories as compared to 2009.
2009
Revenue declined compared to 2008, primarily due to declines in base advertising as a result of economic weakness in key markets. Political advertising declined significantly as 2009 was a non-political election year.
Operating Profit
2010
Key drivers for operating profit growth in the segment compared to 2009 were the positive impact of the divestiture of BusinessWeek and growth in our global commodities information products.
2009
Operating profit and margin increase compared to 2008 was driven by the growth in our commodities information services, specifically, oil, natural gas and power as a result of the increased demand for market information due to volatility in the price of crude oil and other commodities, offset by revenue declines in broadcasting.
See Note 13 – Commitments and Contingencies, to the Consolidated Financial Statements for legal matters affecting the segment.

The McGraw-Hill Companies | 2010 Annual Report

Industry Highlights and Outlook
In 2011, I&M expects to continue to invest in digital capabilities that will enable the businesses to become more integrated, creating a foundation for the development of new products and revenue streams. The segment will further expand its presence in selected markets and geographies to help drive growth.
Continuing growth in oil demand and volatility in energy prices will drive market participant demand for Platt’s proprietary content, including news and price assessments to enable trading decisions. The U.S. Energy Information Administration (“EIA”) projects that world oil consumption will grow by 1.4 million barrels per day in 2011. The International Energy Agency forecasts global energy demand will rise to 89.1 million barrels per day in 2011, up from 87.7 million barrels per day this year. The most dynamic emerging market growth has come from China, where oil demand is expected to grow 10.4% this year, which is the fastest rate of any country in the world. Oil demand is also growing briskly in other areas around the globe. India has become the fourth-largest consumer of oil in the world and the EIA expects approximately 100,000 barrels per day of annual consumption growth through 2011.
Demand for our automotive studies is driven by the performance of the automotive industry. In 2010, global light vehicle sales increased approximately 13% from 2009, largely as a result of continued strength in emerging markets, particularly in China. 2010 U.S. light vehicle sales increased approximately 11% from 2009. For 2011, JDPA projects growth for global and U.S. light vehicle sales of approximately 6% and 12% year on year. Growth in 2011 is expected to be driven primarily by the continued recovery in the mature automotive markets and growth in the emerging automotive markets leading to increased demand for JDPA automotive consulting, retail and quality tracking and other proprietary services. Likewise, improved economic conditions are expected to facilitate growth in JDPA’s traditional non-automotive businesses globally.
Demand for our construction offerings is primarily dependent on the growth in the construction industry. The construction industry appears to be stabilizing at a low level, setting the stage for moderate improvement in 2011 for some sectors. During 2010, the value of new construction starts retreated 2%, less severe than the 24% decrease that was reported for the prior year. In 2011, total construction starts are forecast to rise 5%, helped by renewed strengthening for the housing sector and the first steps of recovery for commercial building from extremely low levels. From its 2007 peak through 2010, commercial building fell 62% in dollar terms. Assuming that 2011 sees some easing of bank lending standards, accompanied by improvement in loan availability, commercial building this year is estimated to rise 14%. At the same time, tight federal and state budget conditions will have a dampening impact in 2011 on institutional building (down 2%) and public works construction (down 5%).
2011 will be the second year operating under the new ABC affiliation agreements. Political revenue is anticipated to drop in 2011, however this decrease in revenue is expected to be offset by increases in base time sales resulting from market and share growth, growth in digital revenue and growth in retransmission revenue.

LIQUIDITY AND CAPITAL RESOURCES
Cash Flow Overview

	Years ended December 31,

(in millions)	2010	2009	2008

Net cash provided by (used for):
Operating activities	$1,458.2	$1,329.9	$1,178.1
Investing activities	(597.6)	(278.7)	(433.3)
Financing activities	(533.4)	(335.2)	(621.6)

We continue to maintain a strong financial position. Our primary source of funds for operations is cash from our businesses and our core businesses have been strong cash generators. Income and, consequently, cash provided from operations during the year are significantly impacted by the seasonality of our businesses, particularly educational publishing. The first quarter is the smallest, accounting for 19.3% of revenue and 12.5% of net income in 2010. The third quarter is the largest, accounting for 32.1% of revenue and generating 45.9% of 2010 net income. This seasonality also impacts cash flow and related borrowing patterns as investments for MHE are typically made in the first half of the year to support the strong selling period that occurs in the third quarter. As a result, our cash flow is typically lower in the first half of the year and higher during the third and fourth quarters. Cash and cash equivalents were $1.5 billion on December 31, 2010, an increase of $315.7 million as compared to December 31, 2009 and consist of domestic cash and cash held abroad. Typically, cash held outside the United States is anticipated to be utilized to fund international operations or to be reinvested outside of the United States, as a significant portion of our opportunities for growth in the coming years is expected to be international.
In 2011, cash on hand, cash flows from operations and availability under our existing credit facility are expected to be sufficient to meet any additional operating and recurring cash needs (dividends, investment in publishing programs, capital expenditures and stock repurchases) into the foreseeable future.
In 2010, we generated free cash flow of $880.7 million versus $769.9 million in 2009, an increase of $110.8 million. The improvement is due primarily to an increase in cash provided by operating activities as discussed below. Free cash flow is a non-GAAP financial measure and reflects our cash flow provided by operating activities less capital expenditures

34	LIQUIDITY AND CAPITAL RESOURCES (continued)

and dividends. Capital expenditures include investments in pre-publication costs, purchases of property and equipment and additions to technology projects. See “Reconciliation of Non-GAAP Financial Information” on page 36 for a reconciliation of cash flow provided by operating activities, the most directly comparable U.S. GAAP financial measure, to free cash flow.
operating activities
Cash provided by operating activities increased $128.2 million to $1.5 billion in 2010 mainly due to an increase in operating results, lower payments for accounts payable and accrued expenses and growth in unearned revenue, partially offset by an increase in accounts receivable and a decrease in other liabilities due to higher pension plan contribution payments made in 2010 compared to 2009.
Accounts payable and accrued expenses increased cash by $133.9 million as an increase of $134.0 million in 2010 compared to a $0.1 million increase in 2009. This is primarily due to higher payments for invoices in the prior-year period as well as the timing of accruals.
Unearned revenue increased cash by $49.2 million as an increase of $74.9 million in 2010 compared to an increase of $25.6 million in 2009. 2010 increased primarily due to higher billings at our MH Financial segment, strong growth in our global commodities products at our I&M segment and increased digital product sales at our MHE segment.
Accounts receivable decreased cash by $87.4 million due to an increase of $37.0 million in 2010 compared to a decrease of $50.3 million in 2009. Accounts receivable is higher than the prior year-end, primarily due to higher sales in 2010 within our S&P and MH Financial segments and sales growth in our global commodities products within our I&M segment. The number of days sales outstanding for operations has improved by 2 days, primarily due to revenue growth and strong cash collections at our S&P, MH Financial and MHE segments.
Other asset and liabilities decreased cash by $83.1 million as a decrease of $137.4 million in 2010 compared to a decrease of $54.3 million in 2009. This is primarily due to higher pension plan contribution payments made in 2010 compared to 2009.
investing activities
Cash used for investing activities was $597.6 million and $278.7 million in 2010 and 2009, respectively. The increase of $318.9 million is primarily due to cash paid for our acquisitions of $364.4 million in 2010. In 2009, we did not make any acquisitions.
Prepublication investment in the current year totaled $150.8 million, $26.2 million less than the same period in 2009 as we shifted some of our investment into 2011.
financing activities
Cash used for financing activities was $533.4 million in 2010 compared to $335.2 million in 2009. The increase of $198.2 million is primarily attributable to cash used to repurchase shares in 2010, as we repurchased 8.7 million shares under the 2007 repurchase program for $255.8 million. No shares were repurchased in 2009.
On January 31, 2007 the Board of Directors approved a stock repurchase program authorizing the purchase of up to 45.0 million shares, which was 12.7% of the total shares of our outstanding common stock at that time. As of December 31, 2010, 8.4 million shares remained available under the 2007 repurchase program. The repurchase program has no expiration date. The repurchased shares may be used for general corporate purposes, including the issuance of shares for stock compensation plans and to offset the dilutive effect of the exercise of employee stock options. Purchases under this program may be made from time to time on the open market and in private transactions, depending on market conditions.
Additional Financing
Currently, we have the ability to borrow $1.2 billion in additional funds through our commercial paper program, which is supported by our credit facility described below. Historically, we have also had the ability to borrow up to $240 million through Extendible Commercial Notes (“ECN”), which generally replicate commercial paper; and through a promissory note with one of our providers of banking services. However, in the current credit environment, the market for ECN’s and financing through our promissory note are not available and, as such, we have no short-term plans to utilize these sources for additional funds. As of December 31, 2010 and 2009, we have not utilized any of these sources for additional funds.
On July 30, 2010, we entered into a $1.2 billion three-year credit agreement (the “credit facility”) that will terminate on July 30, 2013. This credit facility replaced our $433.3 million 364-day facility that was scheduled to terminate on August 13, 2010 and our $766.7 million 3-year facility that was scheduled to terminate on September 12, 2011. The previous credit facilities were cancelled after the new credit facility became effective. There were no outstanding borrowings under the previous credit facilities when they were replaced.

The McGraw-Hill Companies | 2010 Annual Report

Our credit facility serves as a backup facility for short-term financing requirements that normally would be satisfied through the commercial paper program. We pay a commitment fee of 15.0 to 35.0 basis points for the credit facility, depending on our credit rating, whether or not amounts have been borrowed and currently pay a commitment fee of 17.5 basis points. The interest rate on borrowings under the credit facility is, at our option, calculated using rates that are primarily based on either the prevailing London Inter-Bank Offer Rate, the prime rate determined by the administrative agent or the Federal funds rate. For certain borrowings under this credit facility there is also a spread based on our credit rating added to the applicable rate.
The credit facility contains certain covenants. The only financial covenant requires that our indebtedness to cash flow ratio, as defined in the credit facility, is not greater than 4 to 1, and this covenant has never been exceeded.
Dividends
On January 19, 2011, the Board of Directors approved an increase in the quarterly common stock dividend from $0.235 per share to $0.25 per share.
Contractual Obligations
We typically have various contractual obligations, which are recorded as liabilities in our Consolidated Balance Sheets, while other items, such as certain purchase commitments and other executory contracts, are not recognized, but are disclosed herein. For example, we are contractually committed to acquire paper and other printing services and broadcast programming and make certain minimum lease payments for the use of property under operating lease agreements.
We believe that the amount of cash and cash equivalents on hand, cash flow expected from operations and availability under our credit facility will be adequate for us to execute our business strategy and meet anticipated requirements for lease obligations, capital expenditures, working capital and debt service for 2011.

The following table summarizes our significant contractual obligations and commercial commitments at December 31, 2010, over the next several years. Additional details regarding these obligations are provided in the Notes to our Consolidated Financial Statements, as referenced in the footnotes to the table:

(in millions)	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years	Total

Outstanding debt[1]	$0.3	$400.1	$–	$797.9	$1,198.3
Operating leases[2]	194.5	331.8	265.2	617.8	1,409.3
Paper and printing services[3]	288.1	552.6	378.3	–	1,219.0
Purchase obligations and other[4]	108.9	76.8	28.2	–	213.9

Total contractual cash obligations	$591.8	$1,361.3	$671.7	$1,415.7	$4,040.5

1	Amounts represent the carrying value of our debt and do not include interest we pay on our long-term debt, which is described in Note 6 – Debt to the Consolidated Financial Statements.

2	Amounts shown include taxes and escalation payments, see Note 13 – Commitments and Contingencies to the Consolidated Financial Statements for further discussion on our operating lease obligations.

3	We have contracts to purchase paper and printing services that have target volume commitments, however there are no contractual terms that require us to purchase a specified amount of goods or services and if significant volume shortfalls were to occur during a contract period, then revised terms may be renegotiated with the supplier. These obligations are not recorded in our Consolidated Financial Statements until contract payment terms take effect.

4	Other consists primarily of commitments for the purchase of broadcast rights for various television programming, obligations to television personalities in accordance with creative talent agreements and unconditional purchase obligations for contracts for data, voice and optical network transport services and certain enterprise-wide IT software licensing and maintenance.
As of December 31, 2010, we had $52.9 million of liabilities for unrecognized tax benefits. We have excluded the liabilities for unrecognized tax benefits from our contractual obligations table because reasonable estimates of the timing of cash settlements with the respective taxing authorities are not practicable.
We make contributions to our pension and postretirement plans in order to satisfy minimum funding requirements as well as additional contributions that we consider appropriate to improve the funded status of our plans. During 2010, we contributed $167.7 million and $13.6 million to our domestic and international retirement and post-retirement plans, respectively. Expected required employer contributions in 2011 are $29.9 million and $14.2 million for our domestic and international retirement and post-retirement plans, respectively. See Note 7 – Employee Benefits to the Consolidated Financial Statements for further discussion.
Off-Balance Sheet Arrangements
At December 31, 2010 and 2009, we did not have any relationships with unconsolidated entities, such as entities often

36	LIQUIDITY AND CAPITAL RESOURCES (continued)

referred to as specific purpose or variable interest entities where we are the primary beneficiary, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As such we are not exposed to any financial liquidity, market or credit risk that could arise if we had engaged in such relationships.

RECONCILIATION OF NON-GAAP
FINANCIAL INFORMATION
Free cash flow is a non-GAAP financial measure and reflects our cash flow provided by operating activities less capital expenditures, investment in prepublication costs and dividends. Capital expenditures include purchases of property and equipment and additions to technology projects. Our cash flow provided by operating activities is the most directly comparable U.S. GAAP financial measure to free cash flow.
We believe the presentation of free cash flow allows our investors to evaluate the cash generated from our underlying operations in a manner similar to the method used by management. We use free cash flow to conduct and evaluate our business because we believe it typically presents a more conservative measure of cash flows since capital expenditures and dividends are considered a necessary component of ongoing operations. Free cash flow is useful for management and investors because it allows management and investors to evaluate the cash available to us to service debt, make strategic acquisitions and investments, repurchase stock and fund ongoing operation and working capital needs.
The presentation of free cash flow is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Free cash flow, as we calculate it, may not be comparable to similarly titled measures employed by other companies. The following table presents a reconciliation of our cash flow provided by operating activities to free cash flow:

	Years ended December 31,

(in millions)	2010	2009	2008

Cash provided by operating activities	$1,458.2	$1,329.9	$1,178.1
Investment in prepublication costs	(150.8)	(177.0)	(254.1)
Capital expenditures	(115.5)	(92.3)	(131.3)
Dividends paid to shareholders	(292.3)	(281.5)	(280.5)
Dividends paid to noncontrolling interests	(18.9)	(9.2)	(9.3)

Free cash flow	$880.7	$769.9	$502.9

CRITICAL ACCOUNTING ESTIMATES
Our discussion and analysis of our financial condition and results of operations is based upon our Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities.
On an ongoing basis, we evaluate our estimates and assumptions, including those related to revenue recognition, allowance for doubtful accounts and sales returns, prepublication costs, valuation of inventories, valuation of long-lived assets, goodwill and other intangible assets, pension plans, incentive compensation and stock-based compensation, income taxes and contingencies. We base our estimates on historical experience, current developments and on various other assumptions that we believe to be reasonable under these circumstances, the results of which form the basis for making judgments about carrying values of assets and liabilities that cannot readily be determined from other sources. There can be no assurance that actual results will not differ from those estimates.
Management considers an accounting estimate to be critical if it required assumptions to be made that were uncertain at the time the estimate was made and changes in the estimate or different estimates could have a material effect on our results of operations. Management has discussed the development and selection of our critical accounting estimates with the Audit Committee of our Board of Directors. The Audit Committee has reviewed our disclosure relating to them in this MD&A.
We believe the following critical accounting policies require us to make significant judgments and estimates in the preparation of our Consolidated Financial Statements:
Revenue Recognition
Revenue is recognized as it is earned when goods are shipped to customers or services are rendered. We consider amounts to be earned once evidence of an arrangement has been obtained, services are performed, fees are fixed or determinable and collectability is reasonably assured. Revenue relating to products that provide for more than one deliverable is recognized based upon the relative fair value to the customer of each deliverable as each deliverable is provided. Revenue relating to agreements that provide for more than one service is recognized based upon the relative fair value to the customer of each service component as each component is earned. If the fair value to the customer for each service is not objectively determinable, revenue is recorded as unearned and recognized ratably over the service period. The allocation of consideration received from multiple element arrangements that involve initial

The McGraw-Hill Companies | 2010 Annual Report

assignment of ratings and the future surveillance of ratings is determined through a bifurcation analysis that considers cash consideration that would be received for instances when the service components are sold separately. In such cases, we defer portions of rating fees that we estimate will be attributed to future surveillance and recognize the deferred revenue ratably over the estimated surveillance periods. Advertising revenue is recognized when the page is run or the spot is aired. Subscription income is recognized over the related subscription period.
Product revenue consists of educational and information products, primarily books, magazine circulations and syndicated study products in our MHE and I&M segments. Service revenue consists of our S&P and MH Financial segments, the service assessment contracts of our MHE segment and information-related services and advertising of our I&M segment.
For the years ended December 31, 2010, 2009 and 2008, no significant changes have been made to the underlying assumptions related to estimates of revenue or the methodologies applied. Based on our current outlook these assumptions are not expected to significantly change in 2011.
Allowance for Doubtful Accounts and Sales Returns
The allowance for doubtful accounts reserve methodology is based on historical analysis, a review of outstanding balances and current conditions. In determining these reserves, we consider, amongst other factors, the financial condition and risk profile of our customers, areas of specific or concentrated risk as well as applicable industry trends or market indicators. The impact on operating profit for a one percentage point change in the allowance for doubtful accounts is approximately $13 million. A significant estimate in our MHE segment, and particularly within HPI, is the allowance for sales returns, which is based on the historical rate of return and current market conditions. Should the estimate of the allowance for sales returns in HPI vary by one percentage point the impact on operating profit would be approximately $12 million.
For the years ended December 31, 2010, 2009, and 2008, we made no material changes in our assumptions regarding the determination of the allowance for doubtful accounts and sales returns. Based on our current outlook these assumptions are not expected to significantly change in 2011.
Inventories
Inventories are stated at the lower of cost (first-in, first-out) or market. A significant estimate in our MHE segment is the reserve for inventory obsolescence. In determining this reserve, we consider management’s current assessment of the marketplace, industry trends and projected product demand as compared to the number of units currently on hand. The impact on operating profit for a one percentage point change in the estimate for inventory obsolescence is approximately $4 million.
For the years ended December 31, 2010, 2009, and 2008, we made no material changes in our assumptions regarding the determination of the valuation of inventories and reserve for inventory obsolescence. Based on our current outlook these assumptions are not expected to significantly change in 2011.
Prepublication Costs
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
For the year ended December 31, 2010, prepublication amortization expense was $246.3 million, representing 10.5% of consolidated operating-related expenses and 11.9% of our MHE segment’s total expenses. The impact on consolidated amortization expense for a one percentage point change in the annua prepublication amortization is approximately $2 million.
For the years ended December 31, 2010, 2009, and 2008, no significant changes have been made to the amortization rates applied to prepublication costs, the underlying assumptions related to estimates of amortization or the methodology applied. Based on our current outlook these assumptions are not expected to significantly change in 2011.
Accounting for the Impairment of Long-lived Assets (Including Other Intangible Assets)
We evaluate long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Upon such an occurrence, recoverability of assets to be held and used is measured by comparing the carrying amount of an asset to current forecasts of undiscounted future net cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognized equal to the amount by which the carrying amount of the asset exceeds the fair value of the asset. For long-lived assets held for sale, assets are written down to fair value, less cost to sell. Fair value is determined based on market evidence, discounted cash flows, appraised values or management’s estimates, depending upon the nature of the assets. There were no material impairments of long-lived assets for the years ended December 31, 2010, 2009, and 2008.

38	CRITICAL ACCOUNTING ESTIMATES (continued)

Goodwill and Indefinite-lived Intangible Assets
Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. As of December 31, 2010 and 2009, the carrying value of goodwill and other indefinite-lived intangible assets was $2.1 billion and $1.9 billion, respectively. Goodwill and other intangible assets with indefinite lives are not amortized, but instead are tested for impairment annually during the fourth quarter each year or more frequently if events or changes in circumstances indicate that the asset might be impaired.
We evaluate the recoverability of goodwill using a two-step impairment test approach at the reporting unit level. We have 5 reporting units with applicable goodwill that are subject to the annual impairment test. In the first step, the estimated fair value of the reporting unit is compared to its carrying value including goodwill. Fair value of the reporting units are estimated using the income approach, which incorporates the use of a discounted free cash flow (“DCF”) analyses and are corroborated using the market approach, which incorporates the use of revenue and earnings multiples based on market data. The DCF analyses are based on the current operating budgets and estimated long-term growth projections for each reporting unit. Future cash flows are discounted based on a market comparable weighted average cost of capital rate for each reporting unit, adjusted for market and other risks where appropriate. In addition, we analyze any difference between the sum of the fair values of the reporting units and our total market capitalization for reasonableness, taking into account certain factors including control premiums.
If the fair value of the reporting unit is less than the carrying value, a second step is performed which compares the implied fair value of the reporting unit’s goodwill to the carrying value of the goodwill. The implied fair value of the goodwill is determined based on the difference between the fair value of the reporting unit and the net fair value of the identifiable assets and liabilities of the reporting unit. If the implied fair value of the goodwill is less than the carrying value, the difference is recognized as an impairment charge.
Significant judgments inherent in this analysis include estimating the amount of and timing of future cash flows and the selection of appropriate discount rates and long-term growth rate assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit and for some of the reporting units could result in an impairment charge, which could be material to our financial position and results of operations. The discount rates we used for our reporting units were between 9% and 14%. Increasing our discount rates by 1% for each reporting unit would not have resulted in the carrying value exceeding the applicable fair value of each reporting unit. All our reporting units with applicable goodwill have a fair value that exceeds carrying value by at least 30% as of December 31, 2010.
We evaluate the recoverability of indefinite-lived intangible assets by comparing the estimated fair value of the intangible asset to its carrying value. The fair value of the JDPA trade name is estimated using the income approach. The fair values of our FCC licenses are estimated using the Greenfield approach. If the indefinite-lived intangible asset carrying value exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. Significant judgments inherent in these analyses include estimating the amount and timing of future cash flows and the selection of appropriate discount rates, royalty rates, broadcast market shares and long-term growth rate assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each indefinite-lived intangible asset and could result in an impairment charge, which could be material to our financial position and results of operations.
We performed our impairment assessment of goodwill and indefinite-lived intangible assets and concluded that no impairment existed for the years ended December 31, 2010, 2009, and 2008.
Retirement Plans and Postretirement
Healthcare and Other Benefits
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
The following is a discussion of some significant assumptions that we make in determining costs and obligations for pension and other postretirement benefits:
•	Discount rate assumptions are based on current yields on high-grade corporate long-term bonds.

•	Salary growth assumptions are based on our long-term actual experience and future outlook.

•	Healthcare cost trend assumptions are based on historical market data, the near-term outlook and an assessment of likely long-term trends.

•	Long-term return on pension plan assets is based on a calculated market-related value of assets, which recognizes changes in market value over five years.

The McGraw-Hill Companies | 2010 Annual Report

	Retirement Plans			Post-Retirement Plans
January 1	2011	2010	2009	2011	2010	2009

Discount rate	5.4%	5.95%	6.1%	4.65%	5.3%	5.95%
Return on assets	8.0%	8.0%	8.0%
Weighted-average healthcare cost rate				8.0%	8.0%	8.0%

Stock-based Compensation
Stock-based compensation expense is measured at the grant date based on the fair value of the award and is recognized over the requisite service period, which typically is the vesting period. Stock-based compensation is classified as both operating expense and selling and general expense in the Consolidated Statements of Income.
Stock-based compensation expense/(benefit) for the years ended December 31, 2010, 2009, and 2008 was $66.5 million, $22.3 million and $(1.9) million, respectively.
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
Included in stock-based compensation expense is restricted stock and unit awards expense of $44.5 million in 2010, $1.9 million in 2009, and a benefit of $28.9 million in 2008.
We use a lattice-based option-pricing model to estimate the fair value of options granted. The following assumptions were used in valuing the options granted:

	Years ended December 31
	2010	2009	2008

Risk-free average interest rate	0.3–4.2%	0.4–4.1%	1.4–4.4%
Dividend yield	2.9–3.1%	3.3–3.7%	2.0–3.4%
Volatility	28–60%	33–75%	21–59%
Expected life (years)	5.8–7.0	5.6–6.0	6.7–7.0
Weighted-average grant-date fair value per option	$10.02	$5.78	$9.77

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
Income Taxes
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
Our annual effective tax rate was 36.4% in 2010 and 2009, and 36.9% in 2008.
We file income tax returns in the U.S. federal jurisdiction, various states, and foreign jurisdictions, and we are routinely under audit by many different tax authorities. We believe that our accrual for tax liabilities is adequate for all open audit years based on our assessment of many factors including past experience and interpretations of tax law. This assessment relies on estimates and assumptions and may involve a series of complex judgments about future events. It is possible that examinations will be settled prior to December 31, 2011. If any of these tax audit settlements do occur within that period we would make any necessary adjustments to the accrual for unrecognized tax benefits. Until formal resolutions are reached between us and the tax authorities, the determination of a possible audit settlement range with respect to the impact on unrecognized tax benefits is not practicable. On the basis of present information, it is our opinion that any assessments resulting from the current audits will not have a material effect on our Consolidated Financial Statements.
For our foreign subsidiaries, we have determined that the undistributed earnings relating to these subsidiaries are permanently reinvested within its foreign operations. Accordingly, we have not provided deferred income taxes on these indefinitely reinvested earnings. A future distribution by the foreign subsidiaries of these earnings could result in additional tax liability, which may be material to our future reported results, financial position and cash flows.

40	CRITICAL ACCOUNTING ESTIMATES (continued)

For the years ended December 31, 2010, 2009, and 2008, we made no material changes in our assumptions regarding the determination of the provision for income taxes. However, certain events could occur that would materially affect our estimates and assumptions regarding deferred taxes. Changes in current tax laws and applicable enacted tax rates could affect the valuation of deferred tax assets and liabilities, thereby impacting our income tax provision.
Contingencies
We are subject to a number of lawsuits and claims that arise in the ordinary course of business. We recognize a liability for such contingencies when both (a) information available prior to issuance of the financial statements indicates that it is probable that a liability had been incurred at the date of the financial statements and (b) the amount of loss can reasonably be estimated. We continually assess the likelihood of any adverse judgments or outcomes to our contingencies, as well as potential amounts or ranges of probable losses, and recognize a liability, if any, for these contingencies based on an analysis of each matter with the assistance of outside legal counsel and, if applicable, other experts. Because many of these matters are resolved over long periods of time, our estimate of liabilities may change due to new developments, changes in assumptions or changes in our strategy related to the matter.

RECENTLY ISSUED OR ADOPTED ACCOUNTING STANDARDS
There were no new accounting pronouncements issued or effective during the fiscal year which have had or are expected to have a material impact on the Consolidated Financial Statements. See Note 1 - Accounting Policies, to the Consolidated Financial Statements for further detail on applicable accounting pronouncements that will be effective for 2011.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
There have been no significant changes in our exposure to market risk during the year ended December 31, 2010. Our exposure to market risk includes changes in foreign exchange rates. We have operations in various foreign countries where the functional currency is primarily the local currency. For international operations that are determined to be extensions of the parent company, the U.S. dollar is the functional currency. We typically have naturally hedged positions in most countries from a local currency perspective with offsetting assets and liabilities. As of December 31, 2010, we have entered into an immaterial amount of foreign exchange forwards to hedge the effect of adverse fluctuations in foreign currency exchange rates. We have not entered into any derivative financial instruments for speculative purposes.

“SAFE HARBOR” STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
This section, as well as other portions of this document, includes certain forward-looking statements about our businesses and our prospects, new products, sales, expenses, tax rates, cash flows, prepublication investments and operating and capital requirements. Such forward-looking statements include, but are not limited to: the strength and sustainability of the U.S. and global economy; Educational Publishing’s level of success in 2011 adoptions and in open territories and enrollment and demographic trends; the level of educational funding; the strength of School Education including the testing market, Higher Education, Professional and International publishing markets and the impact of technology on them; the level of interest rates and the strength of profit levels and the capital markets in the U.S. and abroad; the level of success of new product development and global expansion and strength of domestic and international markets; the demand and market for debt ratings, including CDOs, residential and commercial mortgage and asset-backed securities and related asset classes; the continued difficulties in the credit markets and their impact on S&P and the economy in general; the regulatory environment affecting S&P; the level of merger and acquisition activity in the U.S. and abroad; the strength of the domestic and international advertising markets; the strength and the performance of the domestic and international automotive markets; the volatility of the energy marketplace; the contract value of public works, manufacturing and single-family unit construction; the level of political advertising; and the level of future cash flow, debt levels, manufacturing expenses, distribution expenses, prepublication, amortization and depreciation expense, income tax rates, capital, technology, restructuring charges and other expenditures and prepublication cost investment.
Actual results may differ materially from those in any forward-looking statements because any such statements involve risks and uncertainties and are subject to change based upon various important factors, including, but not limited to, worldwide economic, financial, political and regulatory conditions; currency and foreign exchange volatility; the health of debt and equity markets, including interest rates, credit quality and spreads, the level of liquidity, future debt issuances including residential and commercial mortgage-backed securities and CDOs backed by residential mortgages and related asset classes; the implementation of an expanded regulatory scheme affecting S&P’s ratings; the level of funding in the education market (both domestically and internationally); the pace of recovery in advertising; continued investment by the construction, automotive, computer and aviation industries; the successful marketing of new products, and the effect of competitive products and pricing.

The McGraw-Hill Companies | 2010 Annual Report

CONSOLIDATED STATEMENTS OF INCOME	41

	Years ended December 31,
(in thousands, except per share data)	2010	2009	2008

Revenue
Product	$2,411,293	$2,362,235	$2,582,553
Service	3,757,038	3,589,547	3,772,502

Total Revenue	6,168,331	5,951,782	6,355,055

Expenses
Operating-related expenses
Product	1,080,092	1,132,302	1,181,322
Service	1,265,936	1,253,705	1,337,108

Total Operating-related Expenses	2,346,028	2,386,007	2,518,430

Selling and General Expenses	2,262,203	2,141,251	2,283,595

Depreciation	104,504	112,764	119,849
Amortization of intangibles	45,595	52,720	58,497

Total Expenses	4,758,330	4,692,742	4,980,371

Other (income) loss	(11,058)	3,304	–

Income from Operations	1,421,059	1,255,736	1,374,684

Interest expense, net	81,643	76,867	75,624

Income before Taxes on Income	1,339,416	1,178,869	1,299,060
Provision for taxes on income	487,547	429,108	479,695

Net income	851,869	749,761	819,365

Less: net income attributable to noncontrolling interests	(23,806)	(19,259)	(19,874)

Net income attributable to The McGraw-Hill Companies, Inc.	$828,063	$730,502	$799,491

Earnings per Common Share
Basic	$2.68	$2.34	$2.53
Diluted	$2.65	$2.33	$2.51
Average number of Common Shares Outstanding
Basic	309,379	312,223	315,559
Diluted	312,220	313,296	318,687
Dividend Declared Per Common Share	$0.94	$0 90	$0 88

See accompanying Notes to the Consolidated Financial Statements.

42	CONSOLIDATED BALANCE SHEETS

	December 31,
(in thousands, except share data)	2010	2009

Assets
Current Assets:
Cash and equivalents	$1,525,596	$1,209,927
Short-term investments	22,156	24,602
Accounts receivable (net of allowance for doubtful accounts and sales returns: 2010 – $275,894; 2009 – $276,110)	990,573	969,662
Inventories:
Finished goods	265,408	290,415
Work-in-process	2,521	3,858
Paper and other materials	7,173	6,956

Total inventories, net	275,102	301,229

Deferred income taxes	281,689	278,414
Prepaid and other current assets	199,495	152,562

Total current assets	3,294,611	2,936,396

Prepublication Costs (net of accumulated amortization: 2010 – $1,089,263; 2009 – $1,005,114)	364,984	460,843
Property and Equipment – At Cost
Land	14,427	14,281
Buildings and leasehold improvements	600,377	598,472
Equipment and furniture	998,749	957,697

Total property and equipment	1,613,553	1,570,450

Less – accumulated depreciation	(1,064,786)	(990,654)

Property and equipment, net	548,767	579,796

Goodwill	1,886,963	1,690,507
Other intangible assets, net	663,882	538,735
Other non-current assets	287,354	268,973

Total Assets	$7,046,561	$6,475,250

See accompanying Notes to the Consolidated Financial Statements.

The McGraw-Hill Companies | 2010 Annual Report

43

	December 31,
(in thousands, except share data)	2010	2009

Liabilities and Equity
Current Liabilities:
Accounts payable	$396,480	$301,828
Accrued royalties	114,466	114,157
Accrued compensation and contributions to retirement plans	503,019	450,673
Income taxes currently payable	23,685	17,086
Unearned revenue	1,205,744	1,115,357
Other current liabilities	437,480	452,853

Total current liabilities	2,680,874	2,451,954

Long-term debt	1,197,965	1,197,791
Pension and other postretirement benefits	436,476	511,683
Other non-current liabilities	439,855	384,645

Total liabilities	4,755,170	4,546,073

Commitments and Contingencies (note 13)

Equity
Common stock, $1 par value: authorized – 600,000,000 shares; issued – 411,709,328 shares in 2010 and 2009	411,709	411,709
Additional paid-in capital	67,018	5,125
Retained income	7,056,628	6,522,613
Accumulated other comprehensive loss	(367,379)	(343,017)
Less: common stock in treasury – at cost: 2010 – 104,087,656 shares; 2009 – 96,368,589 shares	(4,957,680)	(4,749,143)

Total equity – controlling interests	2,210,296	1,847,287

Total equity – noncontrolling interests	81,095	81,890

Total equity	2,291,391	1,929,177

Total Liabilities and Equity	$7,046,561	$6,475,250

See accompanying Notes to the Consolidated Financial Statements.

44	CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,
(in thousands)	2010	2009	2008

Operating Activities

Net income	$851,869	$749,761	$819,365
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation (including amortization of technology projects)	125,492	137,339	149,737
Amortization of intangibles	45,595	52,720	58,497
Amortization of prepublication costs	246,312	270,469	270,442
Provision for losses on accounts receivable	19,316	31,635	27,098
Deferred income taxes	74,406	5,688	(17)
Stock-based compensation	66,485	22,268	(1,934)
(Gain) loss on dispositions	(11,058)	3,304	–
Other	35,111	11,539	(6,732)
Changes in operating assets and liabilities, net of effect of acquisitions and dispositions:
Accounts receivable	(37,039)	50,313	95,070
Inventories	26,923	67,645	(26,482)
Prepaid and other current assets	506	(11,807)	1,702
Accounts payable and accrued expenses	134,003	79	(242,327)
Unearned revenue	74,855	25,619	25,145
Other current liabilities	(18,761)	(14,453)	26,317
Net change in prepaid/accrued income taxes	(38,433)	(17,892)	7,354
Net change in other assets and liabilities	(137,403)	(54,286)	(25,185)

Cash provided by operating activities	1,458,179	1,329,941	1,178,050

Investing Activities
Investment in prepublication costs	(150,842)	(176,996)	(254,106)
Capital expenditures	(115,443)	(92,290)	(131,331)
Acquisitions, including contingent payments, net of cash acquired	(364,396)	–	(48,261)
Proceeds from dispositions of businesses and property and equipment	30,685	15,196	440
Changes in short-term investments	2,446	(24,602)	–

Cash used for investing activities	(597,550)	(278,692)	(433,258)

Financing Activities
Payments/additions on short-term debt, net	–	(70,000)	70,000
Dividends paid to shareholders	(292,257)	(281,553)	(280,455)
Dividends paid to noncontrolling interests	(18,906)	(9,162)	(9,297)
Other payments to noncontrolling interests	(17,844)	–	–
Repurchase of treasury shares	(255,808)	–	(447,233)
Exercise of stock options	49,892	25,174	41,420
Excess tax benefits from share-based payments	1,514	329	3,981

Cash used for financing activities	(533,409)	(335,212)	(621,584)

Effect of exchange rate changes on cash	(11,551)	22,219	(47,633)

Net change in cash and equivalents	315,669	738,256	75,575
Cash and equivalents at beginning of year	1,209,927	471,671	396,096

Cash and equivalents at end of year	$1,525,596	$1,209,927	$471,671

Supplemental Cash Flow Data
Interest paid	$71,300	$71,400	$71,879
Income taxes paid, net	$410,342	$415,643	$466,148

See accompanying Notes to the Consolidated Financial Statements.

The McGraw-Hill Companies | 2010 Annual Report

CONSOLIDATED STATEMENTS OF EQUITY AND COMPREHENSIVE INCOME	45

				Accumulated
		Additional		other	Less:
(in thousands,	Common stock	paid-in	Retained	comprehensive	Treasury	Total MHP	Noncontrolling	Total
except per share data)	$1 par	capital	income	loss	Stock	Equity	Interests	Equity

Balance at December 31, 2007	$411,709	$169,187	$5,551,757	$(12,623)	$4,513,380	$1,606,650	$71,112	$1,677,762
Comprehensive Income, Net of Tax
Net income			799,491			799,491	19,874	819,365
Foreign currency translation adjustment				(96,683)		(96,683)	(11,158)	(107,841)
Pension and other postretirement benefit plans				(331,273)		(331,273)	65	(331,208)
Unrealized loss on investment				(3,443)		(3,443)		(3,443)

Total Comprehensive Income						$368,092	$8,781	$376,873

Dividends			(280,455)			(280,455)	(9,297)	(289,752)
Share repurchases					447,233	(447,233)		(447,233)
Employee stock plans, net of tax benefit		(114,037)			(149,319)	35,282		35,282
Other						–	(61)	(61)

Balance at December 31, 2008	$411,709	$55,150	$6,070,793	$(444,022)	$4,811,294	$1,282,336	$70,535	$1,352,871

Comprehensive Income, Net of Tax
Net income			730,502			730,502	19,259	749,761
Foreign currency translation adjustment				43,023		43,023	3,596	46,619
Pension and other postretirement benefit plans				56,327		56,327	(96)	56,231
Unrealized gain on investment				1,655		1,655		1,655

Total Comprehensive Income						$831,507	$22,759	$854,266

Dividends			(278,682)			(278,682)	(9,162)	(287,844)
Share repurchases						–		–
Employee stock plans, net of tax benefit		(50,025)			(62,151)	12,126		12,126
Other						–	(2,242)	(2,242)

Balance at December 31, 2009	$411,709	$5,125	$6,522,613	$(343,017)	$4,749,143	$1,847,287	$81,890	$1,929,177

Comprehensive Income, Net of Tax:
Net income			828,063			828,063	23,806	851,869
Foreign currency translation adjustment				(351)		(351)	3,377	3,026
Pension and other postretirement benefit plans				(26,894)		(26,894)	(12)	(26,906)
Unrealized gain on investment and forward exchange contracts				2,883		2,883	243	3,126

Total Comprehensive Income						$803,701	$27,414	$831,115

Dividends			(294,048)			(294,048)	(18,906)	(312,954)
Noncontrolling interest transaction		(8,435)				(8,435)	(9,409)	(17,844)
Share repurchases					255,808	(255,808)		(255,808)
Employee stock plans, net of tax benefit		70,328			(47,271)	117,599		117,599
Other						–	106	106

Balance at December 31, 2010	$411,709	$67,018	$7,056,628	$(367,379)	$4,957,680	$2,210,296	$81,095	$2,291,391

See accompanying Notes to the Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. ACCOUNTING POLICIES
Nature of Operations We are a leading global information services provider serving the financial, education and business information markets with the information they need to succeed in the “Knowledge Economy.” The business information markets include energy; automotive; construction; aerospace and defense; broadcasting; and marketing/research information services. The operations consist of four business segments: Standard & Poor’s (“S&P”), McGraw-Hill Financial (“MH Financial”), McGraw-Hill Education (“MHE”) and McGraw-Hill Information & Media (“I&M”).
•	S&P provides independent global credit ratings, credit risk evaluations, and ratings-related information research to investors, corporations, governments, financial institutions, investment managers and advisors globally.

•	MH Financial provides comprehensive value-added financial data, information, indices and research services to investors, corporations, governments, financial institutions, investment managers and advisors globally.

•	MHE is one of the premier global educational publishers. This segment consists of two operating groups: the School Education Group (“SEG”), serving the elementary and high school (“el-hi”) markets, and the Higher Education, Professional and International Group (“HPI”), serving the college, professional, international and adult education markets.

•	I&M includes business, professional and broadcast media, offering information, insight and analysis; and consists of two operating groups, the Business-to-Business Group (including such brands as Platts, J.D. Power and Associates (“JDPA”), McGraw-Hill Construction and Aviation Week) and the Broadcasting Group, which operates nine television stations, four ABC affiliated and five Azteca America affiliated stations.
See Note 12 - Segment and Geographic Information, for further discussion on our reportable segments.
Principles of Consolidation The Consolidated Financial Statements include the accounts of all subsidiaries and our share of earnings or losses of joint ventures and affiliated companies under the equity method of accounting. All significant intercompany accounts and transactions have been eliminated.
Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Cash and Cash Equivalents Cash and cash equivalents include ordinary bank deposits and highly liquid investments with original maturities of three months or less that consist primarily of money market funds with unrestricted daily liquidity and fixed term time deposits. Such investments and bank deposits are stated at cost, which approximates market value and were $1.5 billion and $1.2 billion at December 31,2010 and 2009, respectively. These investments are not subject to significant market risk.
Short-term Investments Short-term investments are securities with original maturities greater than 90 days that are available for use in our operations in the next twelve months. The short-term investments, primarily consisting of certificates of deposit, are classified as held-to-maturity and therefore are carried at cost. Interest and dividends are recorded into income when earned.
Accounts Receivable Credit is extended to customers based upon an evaluation of the customer’s financial condition. Accounts receivable are recorded at net realizable value.
Allowance for Doubtful Accounts and Sales Returns The allowance for doubtful accounts reserve methodology is based on historical analysis, a review of outstanding balances and current conditions. In determining these reserves, we consider, amongst other factors, the financial condition and risk profile of our customers, areas of specific or concentrated risk as well as applicable industry trends or market indicators. A significant estimate in our MHE segment, and particularly within HPI, is the allowance for sales returns, which is based on the historical rate of return and current market conditions.
Inventories Inventories are stated at the lower of cost (first-in, first-out) or market. A significant estimate in our MHE segment is the reserve for inventory obsolescence. In determining this reserve, we consider management’s current assessment of the marketplace, industry trends and projected product demand as compared to the number of units currently on hand.
Prepublication Costs Prepublication costs, principally external preparation costs, are amortized from the year of publication over their estimated useful lives, one to six years, using either an accelerated or straight-line method. The majority of the programs are amortized using an accelerated methodology. We periodically evaluate the amortization methods, rates, remaining lives and recoverability of such costs, which are sometimes dependent upon program acceptance by state adoption authorities. In evaluating recoverability, we consider management’s current assessment of the marketplace, industry trends and the projected success of programs.
Deferred Technology Costs We capitalize certain software development and website implementation costs. Capitalized costs only include incremental, direct costs of materials and services incurred to develop the software after the preliminary

The McGraw-Hill Companies | 2010 Annual Report

project stage is completed, funding has been committed and it is probable that the project will be completed and used to perform the function intended. Incremental costs are expenditures that are out-of-pocket to us and are not part of an allocation or existing expense base. Software development and website implementation costs are expensed as incurred during the preliminary project stage. Capitalized costs are amortized from the year the software is ready for its intended use over its estimated useful life, three to seven years, using the straight-line method. Periodically, we evaluate the amortization methods, remaining lives and recoverability of such costs. Capitalized software development and website implementation costs are included in other non-current assets and are presented net of accumulated amortization. Gross deferred technology costs were $163.8 million and $147.8 million at December 31, 2010 and 2009, respectively. Accumulated amortization of deferred technology costs was $104.7 million and $105.5 million at December 31, 2010 and 2009, respectively.
Accounting for the Impairment of Long-lived Assets (Including Other Intangible Assets) We evaluate long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Upon such an occurrence, recoverability of assets to be held and used is measured by comparing the carrying amount of an asset to current forecasts of undiscounted future net cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognized equal to the amount by which the carrying amount of the asset exceeds the fair value of the asset. For long-lived assets held for sale, assets are written down to fair value, less cost to sell. Fair value is determined based on market evidence, discounted cash flows, appraised values or management’s estimates, depending upon the nature of the assets. There were no material impairments of long-lived assets for the years ended December 31, 2010, 2009 and 2008.
Goodwill and other indefinite-lived intangible assets Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. Goodwill and other intangible assets with indefinite lives are not amortized, but instead are tested for impairment annually during the fourth quarter each year or more frequently if events or changes in circumstances indicate that the asset might be impaired.
We evaluate the recoverability of goodwill using a two-step impairment test approach at the reporting unit level. We have 5 reporting units with applicable goodwill that are subject to the annual impairment test. In the first step, the estimated fair value of the reporting unit is compared to its carrying value including goodwill. Fair value of the reporting units are estimated using the income approach, which incorporates the use of a discounted free cash flow (“DCF”) analyses and are corroborated using the market approach, which incorporates the use of revenue and earnings multiples based on market data. The DCF analyses are based on the current operating budgets and estimated long-term growth projections for each reporting unit. Future cash flows are discounted based on a market comparable weighted average cost of capital rate for each reporting unit, adjusted for market and other risks where appropriate. In addition, we analyze any difference between the sum of the fair values of the reporting units and our total market capitalization for reasonableness, taking into account certain factors including control premiums.
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
We evaluate the recoverability of indefinite-lived intangible assets by comparing the estimated fair value of the intangible asset to its carrying value. The fair value of the JDPA trade name is estimated using the income approach. The fair values of our FCC licenses are estimated using the Greenfield approach. If the indefinite-lived intangible asset carrying value exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. Significant judgments inherent in these analyses include estimating the amount and timing of future cash flows and the selection of appropriate discount rates, royalty rates, broadcast market shares and long-term growth rate assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each indefinite-lived intangible asset and could result in an impairment charge, which could be material to our financial position and results of operations.
We performed our impairment assessment of goodwill and indefinite-lived intangible assets and concluded that no impairment existed for the years ended December 31, 2010, 2009, and 2008.
Foreign Currency Translation We have operations in many foreign countries. For most international operations, the local currency is the functional currency. For international operations that are determined to be extensions of the Parent

Company, the U.S. dollar is the functional currency. For local currency operations, assets and liabilities are translated into U.S. dollars using end of period exchange rates, and revenue and expenses are translated into U.S. dollars using weighted-average exchange rates. Foreign currency translation adjustments are accumulated in a separate component of equity.
Revenue Recognition Revenue is recognized as it is earned when goods are shipped to customers or services are rendered. We consider amounts to be earned once evidence of an arrangement has been obtained, services are performed, fees are fixed or determinable and collectability is reasonably assured. Revenue relating to products that provide for more than one deliverable is recognized based upon the relative fair value to the customer of each deliverable as each deliverable is provided. Revenue relating to agreements that provide for more than one service is recognized based upon the relative fair value to the customer of each service component as each component is earned. If the fair value to the customer for each service is not objectively determinable, revenue is recorded as unearned and recognized ratably over the service period. For arrangements that include multiple services, fair value of the service components are determined using a bifurcation analysis that considers cash consideration that would be received for instances when the service components are sold separately. Advertising revenue is recognized when the page is run or the spot is aired. Subscription income is recognized over the related subscription period.
Product revenue consists of educational and information products, primarily books, magazine circulations and syndicated study products in our MHE and I&M segments. Service revenue consists of our S&P and MH Financial segments, the service assessment contracts of our MHE segment and information-related services and advertising of our I&M segment.
Shipping and Handling Costs All amounts billed to customers in a sales transaction for shipping and handling are classified as revenue.
Depreciation The costs of property and equipment are depreciated using the straight-line method based upon the following estimated useful lives: buildings and improvements from 15 to 40 years and equipment and furniture from 2 to 10 years. The costs of leasehold improvements are amortized over the lesser of the useful lives or the terms of the respective leases.
Advertising Expense The cost of advertising is expensed as incurred. We incurred $51.9 million, $54.1 million and $67.3 million in advertising costs in 2010, 2009 and 2008, respectively.
Stock-based Compensation Stock-based compensation expense is measured at the grant date based on the fair value of the award and is recognized over the requisite service period, which typically is the vesting period. Stock-based compensation is classified as both operating expense and selling and general expense in the Consolidated Statements of Income.
Income Taxes Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. We recognize liabilities for uncertain tax positions taken or expected to be taken in income tax returns. Accrued interest and penalties related to unrecognized tax benefits are recognized in interest expense and operating expense, respectively.
Judgment is required in determining our provision for income taxes, deferred tax assets and liabilities and unrecognized tax benefits. In determining the need for a valuation allowance, the historical and projected financial performance of the operation that is recording a net deferred tax asset is considered along with any other pertinent information.
We file income tax returns in the U.S. federal jurisdiction, various states, and foreign jurisdictions, and we are routinely under audit by many different tax authorities. We believe that our accrual for tax liabilities is adequate for all open audit years based on our assessment of many factors including past experience and interpretations of tax law. This assessment relies on estimates and assumptions and may involve a series of complex judgments about future events. It is possible that examinations will be settled prior to December 31, 2011. If any of these tax audit settlements do occur within that period we would make any necessary adjustments to the accrual for unrecognized tax benefits. Until formal resolutions are reached between us and the tax authorities, the determination of a possible audit settlement range with respect to the impact on unrecognized tax benefits is not practicable. On the basis of present information, our opinion is that any assessments resulting from the current audits will not have a material effect on our Consolidated Financial Statements.
Contingencies We accrue for loss contingencies when both (a) information available prior to issuance of the financial statements indicates that it is probable that a liability had been incurred at the date of the financial statements and (b) the amount of loss can reasonably be estimated. When we accrue for loss contingencies and the reasonable estimate of the loss is within a range, we record its best estimate within the range. We disclose an estimated possible loss or a range of loss when it is at least reasonably possible that a loss may have been incurred.
Recent Accounting Pronouncements In October 2009, the Financial Accounting Standards Board (“FASB”) issued FASB Accounting Standards Update No. 2009-13, “Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements (a consensus of the FASB Emerging Issues Task

The McGraw-Hill Companies | 2010 Annual Report

Force)” (“FASB ASU 2009-13”). FASB ASU 2009-13 updates the existing multiple-element arrangement guidance currently in FASB ASC 605-25 (“Revenue Recognition-Multiple-Element Arrangements”). This new guidance eliminates the requirement that all undelivered elements have objective and reliable evidence of fair value before a company can recognize the portion of the overall arrangement fee that is attributable to the items that have already been delivered. Further, companies will be required to allocate revenue in arrangements involving multiple deliverables based on estimated selling price of each deliverable, even though such deliverables are not sold separately by either the company itself or other vendors. This new guidance also significantly expands the disclosures required for multiple-element revenue arrangements. The revised guidance will be effective for the fiscal year ending December 31, 2011. We do not anticipate that FASB ASU 2009-13 will have a significant impact on our Consolidated Financial Statements.
Reclassification Certain prior year amounts have been reclassified for comparability purposes.

2. ACQUISITIONS AND DISPOSITIONS
Acquisitions
For the year ended December 31, 2010, our acquisition and investment activities totaled $364.4 million. None of our acquisitions or investments was material either individually or in the aggregate, including the pro forma impact on earnings. Included in these investment activities was the acquisition of a minority interest in a provider of educational and career enhancement services in China. All acquisitions were funded with cash flows from operations.
Acquisitions and investment activities completed during the year ended December 31, 2010 included:
•	In December, our majority owned subsidiary, Crisil Ltd., acquired substantially all the assets and certain liabilities of Pipal Research Corporation (“Pipal”), an Indian-based knowledge process outsourcing company focused on providing information to enable management teams to make more informed strategic, operational, and marketing decisions across a broad range of industries. The acquisition of Pipal will enable Crisil, which is part of our S&P segment, to expand its service offerings that can be offered to its traditional customer base.

•	In October, we acquired substantially all of the assets and certain liabilities of Tegrity Ltd (“Tegrity”), a software company that focuses on developing lecture capture software used in the higher education market. The acquisition of Tegrity will strengthen McGraw-Hill Higher Educations’ portfolio of digital products that integrate traditional learning approaches with web-based and electronic applications.
•	In September, we acquired substantially all the assets and certain liabilities of TheMarkets.com LLC, a company focused on providing real-time investment information to brokers and institutional investors. This acquisition is consistent with MH Financial’s focus on creating strategic value through providing access to investment research, data, and analytics to customers that facilitates informed investment decisions.

•	In August, we acquired a 1.3% interest in Ambow Education Holding Ltd. (“Ambow”), an education company headquartered and publicly traded in China that provides e-learning technologies and education services. Our investment in Ambow is part of our effort to expand our presence into emerging markets by strategically partnering with local businesses. This investment is accounted for as an available- for-sale security.

•	In April, we made a $5.0 million contingent payment related to an asset acquisition in 2008, which is part of our MH Financial segment.
Our acquisitions of Pipal, Tegrity, and TheMarkets.com were accounted for using the purchase method. Under the purchase method, the excess of the purchase price over the fair value of the net assets acquired was allocated to goodwill and other intangibles. We have not completed the final fair value assignments and continue to analyze certain assets acquired and liabilities assumed, primarily related to tax matters. Intangible assets recorded for all transactions are amortized using the straight-line method for periods not exceeding 18 years. Substantially all of the goodwill acquired from the acquisitions of Pipal, Tegrity, and TheMarkets.com will be deductible for tax purposes.
In 2009, we did not make any acquisitions. In 2008, we paid $48.3 million for the acquisition of several businesses and for purchase price adjustments from our prior years’ acquisitions.
In addition, on January 3, 2011, we acquired all of the issued and outstanding membership interest units of Bentek Energy LLC (“Bentek”), which will be included as part of our I&M segment. Bentek offers its customers a comprehensive portfolio of data, information and analytics products in the natural gas and liquids sector. The primary purpose of the acquisition was to acquire Bentek’s knowledge, skill, and expertise in gathering high-quality detailed data and ability to identify key relationships within the data critical to industry participants.
Non-cash investing activities Liabilities assumed in conjunction with the acquisition of businesses are as follows:

	Years ended December 31,
(in millions)	2010	2009	2008

Fair value of assets acquired	$390.0	$–	$50.8
Cash paid (net of cash acquired)	364.4	–	48.3

Liabilities assumed	$25.6	$–	$2.5

Dispositions
During the year ended December 31, 2010, we recorded a pre-tax gain of $11.1 million from dispositions in other (income) loss within the Consolidated Statements of Income, which was primarily comprised of the following:
•	In September, we sold certain equity interests which were a part of our S&P segment, and recognized a pre-tax gain of $7.3 million. The gain was primarily from the sale of an equity interest in an Indian commodity exchange that was made to comply with local regulations discouraging foreign- based entities from owning an interest in local Indian exchanges in excess of 5%.

•	In August, we sold our Australian secondary education business and recognized a pre-tax gain of $3.8 million. The divestiture was part of MHE’s strategic initiative to divest from slow growth or retracting markets.
During the year ended December 31, 2009, we recorded a pretax loss of $3.3 million from dispositions in other (income) loss within the Consolidated Statements of Income, which was primarily comprised of the following:
•	In December, we sold BusinessWeek, which was part of our I&M segment. This business was selected for divestiture as it no longer fit within our strategic plans. We recognized a pretax gain of $10.5 million.

•	In May, we sold our Vista Research, Inc. business which was part of our MH Financial segment. This business was selected for divestiture as it no longer fit within our strategic plans. This divestiture enabled the segment to focus on its core business of providing independent research, ratings, data indices and portfolio services. We recognized a pre-tax loss of $13.8 million.
In 2008, we did not make any dispositions.

3. GOODWILL AND OTHER INTANGIBLE ASSETS
Goodwill
Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. The following table summarizes the changes in the carrying value of goodwill for our segments:

(in millions)	S&P	MH Financial	MHE	I&M	Total

Balance as of December 31, 2008	$184.0	$303.5	$927.1	$288.6	$1,703.2
Dispositions	–	(20.6)	–	(0.4)	(21.0)
Other (primarily Fx)	2.1	3.2	2.3	0.7	8.3

Balance as of December 31, 2009	186.1	286.1	929.4	288.9	1,690.5

Additions, net	5.4	175.5	13.9	–	194.8
Other (primarily Fx)	0.4	1.0	0.5	(0.2)	1.7

Balance as of December 31, 2010	$191.9	$462.6	$943.8	$288.7	$1,887.0

Goodwill additions/dispositions in the table above relate to acquisitions/dispositions discussed in Note 2 - Acquisitions and Dispositions.
Other Intangible Assets
Other intangible assets include both indefinite-lived assets not subject to amortization and definite-lived assets subject to amortization. Indefinite-lived assets consist of a tradename at JDPA and FCC licenses for our television stations, all within our I&M segment. At December 31, 2010 and 2009, the carrying value for the tradename is $164.0 million and the carrying value for the licenses is $38.1 million. The following table summarizes our definite-lived assets:

	December 31, 2010			December 31, 2009
		Accumulated			Accumulated
(in millions)	Gross amount	amortization	Net amount	Gross amount	amortization	Net amount

Copyrights	$464.2	$(332.6)	$131.6	$462.1	$(315.9)	$146.2
Other intangibles	604.7	(274.5)	330.2	435.5	(245.1)	190.4

Total	$1,068.9	$(607.1)	$461.8	$897.6	$(561.0)	$336.6

The McGraw-Hill Companies | 2010 Annual Report

Definite-lived intangible assets are being amortized on a straight-line basis over periods of up to 40 years. The weighted-average life of the intangible assets at December 31, 2010 is approximately 11 years. Amortization expense for the years ended December 31, 2010, 2009 and 2008, and the projected amortization expense for intangible assets over the next five years for the years ended December 31, assuming no further acquisitions or dispositions, is as follows:

		Expected
	Amortization	amortization
	expense	expense

2008	$58.5
2009	52.7
2010	45.6
2011		$54.1
2012		51.7
2013		50.7
2014		48.5
2015		40.7

4. FAIR VALUE MEASUREMENTS
In accordance with authoritative guidance for fair value measurements certain assets and liabilities are required to be recorded at fair value. Fair value is defined as the amount that would be received for selling an asset or paid to transfer a liability in an orderly transaction between market participants. A fair value hierarchy has been established which requires us to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of inputs used to measure fair value are as follows:
•	Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2 - Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
We have investments in equity securities classified as available-for-sale and an immaterial amount of forward exchange contracts that are adjusted to fair value on a recurring basis. The fair values of our investments in available-for-sale securities were determined using quoted market prices from daily exchange traded markets and are classified within Level 1 of the valuation hierarchy. The fair values of our available-for-sale securities are $22.6 million and $8.3 million as of December 31, 2010 and December 31, 2009, respectively, and are included in other non-current assets in the Consolidated Balance Sheets.
Other financial instruments, including cash and equivalents and short-term investments, are recorded at cost, which approximates fair value. The fair value of our long-term borrowings is $1.3 billion as of December 31, 2010 and was estimated based on quoted market prices. The carrying value of our long-term borrowings approximates fair value as of December 31, 2009.

5. TAXES ON INCOME
Income before taxes on income resulted from domestic and foreign operations as follows:

	Years ended December 31,
(in millions)	2010	2009	2008

Domestic operations	$1,063.6	$878.5	$981.0
Foreign operations	275.8	300.4	318.1

Total income before taxes	$1,339.4	$1,178.9	$1,299.1

The provision/(benefit) for taxes on income consists of the following:

	Years ended December 31,
(in millions)	2010	2009	2008

Federal
Current	$245.8	$281.0	$319.6
Deferred	63.2	(17.5)	1.8

Total federal	309.0	263.5	321.4

Foreign:
Current	127.8	101.6	77.8
Deferred	(14.9)	6.6	3.8

Total foreign	112.9	108.2	81.6

State and local:
Current	54.6	46.0	78.7
Deferred	11.0	11.4	(2.0)

Total state and local	65.6	57.4	76.7

Total provision for taxes	$487.5	$429.1	$479.7

A reconciliation of the U.S. federal statutory income tax rate to our effective income tax rate for financial reporting purposes is as follows:

	Years ended December 31,
	2010	2009	2008

U.S. federal statutory income tax rate	35.0%	35.0%	35.0%
Effect of state and local income taxes	3.9	3.9	4.2
Other – net	(2.5)	(2.5)	(2.3)

Effective income tax rate	36.4%	36.4%	36.9%

The principal temporary differences between the accounting for income and expenses for financial reporting and income tax purposes are as follows:

	Years ended December 31,
(in millions)	2010	2009

Deferred tax assets:
Reserves and accruals	$307.2	$329.4
Postretirement benefits	311.2	306.9
Deferred gain	58.2	63.5
Unearned revenue	2.5	4.2
Other - net	60.3	65.1

Total deferred tax assets	739.4	769.1

Deferred tax liabilities:
Fixed assets and intangible assets	(379.1)	(367.4)
Prepaid pension and other expenses	(125.5)	(90.2)

Total deferred tax liabilities	(504.6)	(457.6)

Net deferred income tax asset before valuation allowance	234.8	311.5

Valuation allowance	(1.8)	(19.0)

Net deferred income tax asset	$233.0	$292.5

Reported as:
Current deferred tax assets	$279.6	$278.4
Non-current deferred tax assets	17.3	24.1
Non-current deferred tax liabilities	(63.9)	(10.0)

Net deferred income tax asset	$233.0	$292.5

We record valuation allowances against deferred income tax assets when we determine that it is more likely than not based upon all the available evidence that such deferred income tax assets will not be realized. The valuation allowance is primarily related to operating losses from certain domestic operations.
We have not recorded deferred income taxes applicable to undistributed earnings of foreign subsidiaries that are indefinitely reinvested in foreign operations. Undistributed earnings that are indefinitely reinvested in foreign operations amounted to $576.3 million at December 31, 2010. Quantification of the deferred tax liability, if any, associated with indefinitely reinvested earnings is not practicable.
We made net income tax payments totaling $410.3 million in 2010, $415.6 million in 2009 and $466.1 million in 2008. At December 31, 2010, we had federal net operating loss carryforwards of $11.6 million which will expire between 2017 and 2029, and the utilization of these losses will be subject to limitations.
A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Years ended December 31,
(in millions)	2010	2009	2008

Balance at beginning of year	$37.8	$27.7	$45.8
Additions based on tax positions related to the current year	14.1	9.5	8.5
Additions for tax positions of prior years	11.4	16.1	1.3
Reduction for tax positions of prior years	(10.4)	(15.5)	(27.9)

Balance at end of year	$52.9	$37.8	$27.7

The net increase of $15.1 million in 2010 is the amount of unrecognized tax benefits that unfavorably impacted tax expense. The unfavorable impact to the tax provision was offset by the favorable outcome of the completed federal, state, local and foreign tax audits.
The total amount of federal, state and local, and foreign unrecognized tax benefits as of December 31, 2010 and 2009 was $52.9 million and $37.8 million, respectively, exclusive of interest and penalties. Included in the balance at December 31, 2010 and 2009, is $1.8 million and $0.7 million, respectively, of tax positions for which the ultimate deductibility is highly certain, but for which there is uncertainty about the timing of such deductibility. Because of the impact of deferred tax accounting, other than interest and penalties, the disallowance of the shorter deductibility period would not affect the annual effective tax rate, but would accelerate the payment of cash to the taxing authority to an earlier period. We recognize accrued interest and penalties related to unrecognized tax benefits in interest expense and operating expense, respectively. In addition to the unrecognized tax benefits, as of December 31, 2010 and 2009, we had $14.3 million and $8.7 million, respectively, of accrued interest and penalties associated with uncertain tax positions.

The McGraw-Hill Companies | 2010 Annual Report

During 2010, we effectively completed the U.S. federal tax audit for 2009 and we also completed various state and foreign tax audits and, with few exceptions, we are no longer subject to state and local, or non-U.S. income tax examinations by tax authorities for the years before 2002. The impact to tax expense in 2010 was not material.
During 2009, we effectively completed the U.S. federal tax audit for 2008 and we also completed various state and foreign tax audits, resulting in a favorable impact to tax expense of $8.7 million.
During 2008, we effectively completed various federal, state and local, and foreign tax audits, resulting in a favorable impact to tax expense of $15.9 million. This favorable impact to the tax provision was offset by additional requirements for taxes in connection with the repatriation of cash from international operations.
However, even though we have effectively completed the U.S. federal tax audit for the years 2009, 2008 and 2007, those years remain open pending the appeal of a certain unresolved issue, which we do not believe will have a material adverse effect on our results of operations.
We file income tax returns in the U.S. federal jurisdiction, various states, and foreign jurisdictions, and we are routinely under audit by many different tax authorities. We believe that our accrual for tax liabilities is adequate for all open audit years based on an assessment of many factors including past experience and interpretations of tax law. This assessment relies on estimates and assumptions and may involve a series of complex judgments about future events. It is possible that tax examinations will be settled prior to December 31, 2011. If any of these tax audit settlements do occur within that period, we would make any necessary adjustments to the accrual for unrecognized tax benefits. Until formal resolutions are reached between us and the tax authorities, the determination of a possible audit settlement range with respect to the impact on unrecognized tax benefits is not practicable. On the basis of present information, it is our opinion that any assessments resulting from the current audits will not have a material effect on our Consolidated Financial Statements.
We do not expect our 2011 effective tax rate to vary significantly from our 2010 effective tax rate absent the impact of numerous factors including intervening audit settlements, changes in federal, state or foreign law and changes in the geographical mix of our income.
Although the timing of income tax audit resolution and negotiations with taxing authorities are highly uncertain, we do not anticipate a significant change to the total amount of unrecognized income tax benefits within the next twelve months.

6. DEBT
A summary of short-term and long-term debt outstanding is as follows:

	December 31,
(in millions)	2010	2009

5.375% Senior Notes, due 2012[1]	$399.9	$399.8
5.9% Senior Notes, due 2017[2]	399.3	399.3
6.55% Senior Notes, due 2037[3]	398.6	398.5
Note payable	0.5	0.2

Total debt	1,198.3	1,197.8

Less: short-term debt including current maturities	0.3	—

Long-term debt	$1,198.0	$1,197.8

1	As of December 31, 2010, our 2012 Senior Notes consisted of $400 million principal and an unamortized debt discount of $0.1 million; when issued in November 2007, these Notes were priced at 99.911% with a yield of 5.399%; and interest payments are due semiannually on February 15 and August 15.

2	As of December 31, 2010, our 2017 Senior Notes consisted of $400 million principal and an unamortized debt discount of $0.7 million; when issued in November 2007, these Notes were priced at 99.76% with a yield of 5.933%; and interest payments are due semiannually on April 15 and October 15.

3	As of December 31, 2010, our 2037 Senior Notes consisted of $400 million principal and an unamortized debt discount of $1.4 million; when issued in November 2007, these Notes were priced at 99.605% with a yield of 6.58%; and interest payments are due semiannually on May 15 and November 15.
Annual long-term debt maturities are scheduled as follows based on book values as of December 31, 2010: no amounts due in 2011, approximately $400 million due in 2012, no amounts due from 2013-2015, and approximately $798 million due thereafter.
Currently, we have the ability to borrow $1.2 billion in additional funds through our commercial paper program, which is supported by our credit facility described below. Historically, we have also had the ability to borrow up to $240 million through Extendible Commercial Notes (“ECN”), which generally replicate commercial paper; and through a promissory note with one of our providers of banking services. However, in the current credit environment, the market for ECN’s and financing through our promissory note are not available and, as such, we have no short-term plans to utilize these sources for additional funds. As of December 31, 2010 and 2009, we have not utilized any of these sources for additional funds.
On July 30, 2010, we entered into a $1.2 billion three-year credit agreement (the “credit facility”) that will terminate on July 30, 2013. This credit facility replaced our $433.3 million 364-day facility that was scheduled to terminate on August 13, 2010 and our $766.7 million 3-year facility that was scheduled to terminate on September 12, 2011. The previous credit facilities were cancelled after the new credit facility became effective. There were no outstanding borrowings under the previous credit facilities when they were replaced.
Our credit facility serves as a backup facility for short-term financing requirements that normally would be satisfied through the commercial paper program. We pay a commitment fee of 15.0 to 35.0 basis points for the credit facility, depending on our credit rating, whether or not amounts have been borrowed and currently pay a commitment fee of 17.5 basis points. The interest rate on borrowings under the credit facility is, at our option, calculated using rates that are primarily based on either the prevailing London Inter-Bank Offer Rate, the prime rate determined by the administrative agent or the Federal funds rate. For certain borrowings under this credit facility there is also a spread based on our credit rating added to the applicable rate.
The credit facility contains certain covenants. The only financial covenant requires that our indebtedness to cash flow ratio, as defined in the credit facility, is not greater than 4 to 1, and this covenant has never been exceeded.

7. EMPLOYEE BENEFITS
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
We also provide certain post-retirement medical, dental and life insurance benefits for retired employees and eligible dependents. The medical and dental plans are contributory while the life insurance plan is noncontributory. We currently do not prefund any of these plans.
We recognize the funded status of our retirement and post-retirement plans in the Consolidated Balance Sheets, with a corresponding adjustment to accumulated other comprehensive income, net of taxes. The amounts in accumulated other comprehensive income represent net unrecognized actuarial losses and unrecognized prior service costs. These amounts will be subsequently recognized as net periodic pension cost pursuant to our accounting policy for amortizing such amounts.

The McGraw-Hill Companies | 2010 Annual Report

Benefit Obligation
A summary of the benefit obligation and the fair value of plan assets, as well as the funded status for the retirement and post-retirement plans as of December 31, is as follows (benefits paid in the table below include only those amounts contributed directly to or paid directly from plan assets):

	Retirement Plans		Post-Retirement Plans
(in millions)	2010	2009	2010	2009

Net benefit obligation at beginning of year	$1,569.4	$1,395.8	$157.0	$150.6
Service cost	61.2	58.1	2.5	2.4
Interest cost	94.0	86.4	7.3	8.3
Plan participants’ contributions	0.6	0.6	5.0	5.2
Actuarial loss (gain)	137.3	63.6	(10.4)	8.6
Gross benefits paid	(59.5)	(55.7)	(18.6)	(19.1)
Foreign currency effect	(9.5)	15.6	–	–
Federal subsidy benefits received	–	–	1.0	1.0
Other adjustments	–	5.0	–	–

Net benefit obligation at end of year	1,793.5	1,569.4	143.8	157.0

Fair value of plan assets at beginning of year	1,277.0	972.3	–	–
Actual return on plan assets	188.4	268.1	–	–
Employer contributions	167.7	78.0	13.6	13.9
Plan participants’ contributions	0.6	0.6	5.0	5.2
Gross benefits paid	(59.5)	(55.7)	(18.6)	(19.1)
Foreign currency effect	(7.6)	13.7	–	–

Fair value of plan assets at end of year	1,566.6	1,277.0	–	–

Funded status	$(226.9)	$(292.4)	$(143.8)	$(157.0)

Amounts recognized in Consolidated Balance Sheets
Non-current assets	$82.1	$78.5	$–	$–
Current liabilities	(5.6)	(5.0)	(13.0)	(13.2)
Non-current liabilities	(303.4)	(365.9)	(130.8)	(143.8)

	$(226.9)	$(292.4)	$(143.8)	$(157.0)

Accumulated benefit obligation	$1,624.9	$1,398.7

Plans with accumulated benefit obligation in excess of the fair value of plan assets
Projected benefit obligation	$1,468.8	$1,288.3
Accumulated benefit obligation	$1,348.8	$1,158.1
Fair value of plan assets	$1,161.2	$930.6

Amounts recognized in accumulated other comprehensive loss, net of tax
Net actuarial loss	$312.6	$281.3	$6.5	$12.3
Prior service credit	(6.3)	(6.6)	(2.7)	(3.4)

Total recognized	$306.3	$274.7	$3.8	$8.9

The actuarial loss and prior service credit included in accumulated other comprehensive loss for our retirement plans and expected to be recognized in net periodic pension cost during the year ending December 31, 2011 are $29.1 million and $0.3 million, respectively.

The prior service credit included in accumulated other comprehensive loss for our post-retirement plans and expected to be recognized in net periodic benefit cost during the year ending December 31, 2011 is $1.2 million. There is no actuarial loss in accumulated other comprehensive loss for our post-retirement plans expected to be recognized in net periodic benefit cost during the year ending December 31, 2011.
Net Periodic Cost
For purposes of determining annual pension cost, prior service costs are being amortized straight-line over the average remaining service period of employees expected to receive benefits.
A summary of net periodic benefit cost for our retirement and post-retirement plans for the years ended December 31, is as follows:

	Retirement Plans			Post-Retirement Plans
(in millions)	2010	2009	2008	2010	2009	2008

Service cost	$61.2	$58.1	$58.3	$2.5	$2.4	$2.4
Interest cost	94.0	86.4	86.0	7.3	8.3	8.4
Expected return on assets	(111.6)	(105.0)	(110.1)	–	–	–
Amortization of:
Actuarial loss	15.0	5.5	3.1	–	–	–
Prior service credit	(0.3)	(0.3)	(0.4)	(1.2)	(1.2)	(1.2)

Net periodic benefit cost	$58.3	$44.7	$36.9	$8.6	$9.5	$9.6

Our United Kingdom (“U.K.”) retirement plan accounted for $6.0 million in 2010, $6.3 million in 2009 and $9.5 million in 2008 of the net periodic benefit cost attributable to the funded plans.
Other changes in plan assets and benefit obligations recognized in other comprehensive income, net of tax for the years ended December 31, are as follows:

	Retirement Plans			Post-Retirement Plans
(in millions)	2010	2009	2008	2010	2009	2008

Net actuarial (gain) loss	$40.5	$(59.1)	$324.8	$(5.9)	$5.2	$7.5
Recognized actuarial gain	(9.2)	(3.5)	(2.1)	–	–	–
Prior service credit	–	–	–	0.7	0.7	0.7
Recognized prior service cost	0.3	0.3	0.3	–	–	–

Total recognized	$31.6	$(62.3)	$323.0	$(5.2)	$5.9	$8.2

The McGraw-Hill Companies | 2010 Annual Report

The total cost for our retirement plans was $155.7 million for 2010, $140.6 million for 2009 and $146.5 million for 2008. Included in the total retirement plans cost are defined contribution plans cost of $82.9 million for 2010, $82.9 million for 2009 and $95.9 million for 2008.
Assumptions

	Retirement Plans			Post-Retirement Plans
	2010	2009	2008	2010	2009	2008

Benefit obligation
Discount rate	5.4%	5.95%	6.1%	4.65%	5.3%	5.95%
Compensation increase factor	4.5%	5.5%	5.5%
Net periodic cost
Weighted-average healthcare cost rate[1]				8.0%	8.0%	8.5%
Discount rate - US plan[2]	5.95%	6.1%	6.25%	5.3%	5.95%	6.0%
Discount rate - UK plan[2]	5.9%	5.8%	5.4%
Compensation increase factor - US plan	5.5%	5.5%	5.5%
Compensation increase factor - UK plan	6.25%	5.5%	5.95%
Return on assets[3]	8.0%	8.0%	8.0%

1	The assumed weighted-average healthcare cost trend rate will decrease ratably from 8.0% in 2011 to 5.0% in 2018 and remain at that level thereafter. Assumed healthcare cost trends have an effect on the amounts reported for the healthcare plans. A one percentage point change in assumed healthcare cost trend creates the following effects:

(in millions)	1% point increase	1% point decrease

Effect on total of service and interest cost	$0.3	$(0.3)
Effect on postretirement obligation	$5.5	$(5.0)

2	Effective January 1, 2011, we changed our discount rate assumption on our U.S. retirement plans to 5.4% from 5.95% in 2010 and changed our discount rate assumption on our U.K. retirement plan (“UK plan”) to 5.5% from 5.9% in 2010.

3	For 2010, the assumed return on U.S. plan assets is based on a calculated market-related value of assets, which recognizes changes in market value over five years.
Cash Flows
In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”) was enacted. The Act established a prescription drug benefit under Medicare, known as “Medicare Part D”, and a federal subsidy to sponsors of retiree healthcare benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. Our benefits provided to certain participants are at least actuarially equivalent to Medicare Part D, and, accordingly, we are entitled to a subsidy.
Expected required employer contributions in 2011 are $29.9 million for our retirement plans and $14.2 million for our post-retirement plans. Information about the expected cash flows for our retirement and post-retirement plans and the impact of the Medicare subsidy is as follows:

	Retirement Plans	[1]	Post-Retirement Plans[2]
			Gross	Medicare	Net
(in millions)			payments	subsidy	payments

2011	$65.2		$14.0	$(1.0)	$13.0
2012	69.3		14.0	(0.9)	13.1
2013	73.1		13.9	(0.9)	13.0
2014	77.4		13.7	(0.9)	12.8
2015	81.9		13.5	(0.9)	12.6
2016–2020	492.2		62.2	(3.5)	58.7

1	Reflects the total benefits expected to be paid from the plans or from our assets including both our share of the benefit cost and the participants’ share of the cost.

2	Reflects the total benefits expected to be paid from our assets.

Fair Value of Plan Assets
The fair value of our defined benefit plans assets at the end of 2010 and 2009, by asset class is as follows (see Note 4 – Fair Value Measurements, for a description of the fair value hierarchy):

	December 31, 2010
(in millions)	Total	Level 1	Level 2	Level 3

Cash and short-term investments, and other	$88.4	$3.4	$85.0	$–
Equity securities:
U.S. indexes[1]	281.2	125.8	155.4	–
U.S. growth and value	386.2	359.5	25.3	1.4
U.K.	144.1	79.5	64.6	–
International, excluding U.K.	325.7	194.8	129.5	1.4
Fixed income securities:
Long duration strategy[2]	156.1	–	156.1	–
Non-agency mortgage backed securities[3]	66.3	–	66.3	–
U.K.[4]	45.3	–	45.3	–
International, excluding U.K.	52.5	–	52.5	–
Real estate:
U.K.[5]	20.8	–	–	20.8

Total	$1,566.6	$763.0	$780.0	$23.6

	December 31, 2009
(in millions)	Total	Level 1	Level 2	Level 3

Cash and short-term investments, and other	$97.3	$4.3	$93.0	$–
Equity securities:
U.S. indexes[1]	222.8	102.8	120.0	–
U.S. growth and value	306.5	285.7	19.7	1.1
U.K.	114.3	61.4	52.9	–
International, excluding U.K.	269.4	154.4	113.3	1.7
Fixed income securities:
Long duration strategy[2]	117.0	–	117.0	–
Non-agency mortgage backed securities[3]	57.1	–	57.1	–
U.K.[4]	41.4	–	41.4	–
International, excluding U.K.	31.7	–	31.7	–
Real estate:
U.K.[5]	19.5	–	–	19.5

Total	$1,277.0	$608.6	$646.1	$22.3

1	Includes securities that are tracked in the following indexes: S&P 500, S&P MidCap 400, S&P MidCap 400 Growth and S&P Smallcap 600.

2	Includes securities that are investment grade obligations of issuers in the U.S.

3	Includes U.S. mortgage-backed securities that are not backed by the U.S. government.

4	Includes securities originated by the government of and other issuers from the U.K.

5	Includes a fund which holds real estate properties in the U.K.

The McGraw-Hill Companies | 2010 Annual Report

For securities that are quoted in active markets, the trustee/ custodian determines fair value by applying securities’ prices obtained from its pricing vendors. For commingled funds that are not actively traded, the trustee applies pricing information provided by investment management firms to the unit quantities of such funds. Investment management firms employ their own pricing vendors to value the securities underlying each commingled fund. Underlying securities that are not actively traded derive their prices from investment managers, which in turn, employ vendors that use pricing models (e.g., discounted cash flow, comparables). The domestic defined benefit plans have no investment in our stock, except through the S&P 500 commingled index fund.
The trustee obtains estimated prices from vendors for securities that are not easily quotable and they are categorized accordingly as Level 3. The following table details further information on our plan assets where we have used significant unobservable inputs (Level 3):

(in millions)

Beginning balance at December 31, 2009	$22.3
Unrealized gains	1.6
Income received	0.3
Capital distributions	(0.6)

Ending balance at December 31, 2010	$23.6

Pension Trusts’ Asset Allocations
There are two pension trusts, one in the U.S. and another in the U.K.
•	The U.S. pension trust had assets of $1,324.1 million and $1,074.6 million at the end of 2010 and 2009, respectively, and the target allocations in 2011 include 49% domestic equities, 26% international equity securities, and 25% debt securities and short-term investments.

•	The U.K. pension trust had assets of $242.5 million and $202.4 million at the end of 2010 and 2009, respectively, and the target allocations in 2011 include 78% equities, 12% U.K. fixed income, and 10% U.K. real estate.
The pension assets are invested with the goal of producing a combination of capital growth and income. The mix of assets is established after consideration of the long-term performance and risk characteristics of asset classes. Investments are selected based on their potential to enhance returns, preserve capital, and reduce overall volatility. Holdings are diversified within each asset class. The portfolios employ a mix of index and actively managed equity strategies by market capitalization, style, geographic regions, and economic sectors. The fixed income strategies include U.S. long duration, U.S. non-agency mortgage backed securities, and U.K. debt instruments. The short-term portfolio, whose primary goal is capital preservation for liquidity purposes, is composed of government and government-agency securities, un-invested cash, receivables, and payables. The portfolios do not employ any financial leverage.
U.S. Defined Contribution Plans
Assets of the defined contribution plans in the U.S. consist primarily of investment options which include actively managed equity, indexed equity, actively managed equity/bond funds, McGraw-Hill common stock, stable value, and money market strategies. They also have a self-directed investment option. The plans purchased 650,225 and sold 645,433 shares of McGraw-Hill common stock in 2010 and purchased 702,409 and sold 753,984 shares of McGraw-Hill common stock in 2009. The plans held approximately 4.1 million shares of McGraw-Hill common stock at December 31, 2010 and 2009, with market values of $149.0 million and $137.7 million, respectively. The plans received dividends on McGraw-Hill common stock of $3.9 million and $3.8 million during 2010 and 2009, respectively.

8. STOCK-BASED COMPENSATION
We issue stock-based incentive awards to our eligible employees and Directors under three employee stock ownership plans (the 1987, 1993 and 2002 Employee Stock Incentive Plans) and a Director Deferred Stock Ownership Plan.
•	1987 and 1993 Employee Stock Incentive Plans – These plans provided for the granting of incentive stock options, nonqualified stock options, stock appreciation rights (“SARs”), restricted stock awards, deferred stock (applicable to the 1987 Plan only) or other stock-based awards. No further awards may be granted under these plans; although awards granted prior to the adoption of the 2002 Plan, as amended, remain outstanding under these plans in accordance with their terms.

•	2002 Employee Stock Incentive Plan as amended in 2004 (the “2002 Plan”) – The 2002 Plan permits the granting of nonqualified stock options, SARs, performance stock, restricted stock and other stock-based awards.

•	Director Deferred Stock Ownership Plan – Under this plan, common stock reserved may be credited to deferred stock accounts for eligible Directors. In general, the plan requires that 50% of eligible Directors’ annual compensation plus dividend equivalents be credited to deferred stock accounts. Each Director may also elect to defer all or a portion of the remaining compensation and have an equivalent number of shares credited to the deferred stock account. Recipients under this plan are not required to provide consideration to us other than rendering service. Shares will be delivered as of the date a recipient ceases to be a member of the Board of Directors or within five years thereafter, if so elected. The plan will remain in effect until terminated by the Board of Directors or until no shares of stock remain available under the plan.
The number of common shares reserved for issuance are as follows:

	December 31,
(in millions)	2010	2009

Shares available for granting under the 2002 Plan	18.1	19.0
Options outstanding	30.2	31.4

Shares reserved for issuance for employee stock ownership plans	48.3	50.4

Director Deferred Stock Ownership Plan	0.3	0.5

Total shares reserved for issuance	48.6	50.9

We issue treasury shares upon exercise of stock options and the issuance of restricted stock and unit awards. To offset the dilutive effect of the exercise of employee stock options, we periodically repurchase shares, see Note 9 – Equity for further discussion.
Stock-based compensation expense and the corresponding tax benefit are as follows:

	Years Ended December 31,
(in millions)	2010	2009	2008

Stock option expense	$22.0	$20.4	$27.0
Restricted stock and unit awards expense	44.5	1.9	(28.9)

Total stock-based compensation expense	$66.5	$22.3	$(1.9)

Tax benefit (expense)	$26.0	$8.8	$(0.8)

During 2008, we reduced the projected payout percentage of our outstanding restricted performance stock awards and further reduced the projected payout percentage in 2009, although to a much lesser extent than 2008. Accordingly, we recorded adjustments to reduce our stock-based compensation expense for the amount of previously recognized expense in excess of the revised projected payouts. In 2008, the effect of these adjustments resulted in a beneficial impact on total stock-based compensation expense.
Stock Options
Stock options, which may not be granted at a price less than the fair market value of our common stock on the date of grant, vest over a two-year service period in equal annual installments and have a maximum term of 10 years. Therefore, stock option compensation costs are recognized from the date of grant, utilizing a two-year graded vesting method. Under this method, fifty percent of the costs are ratably recognized over the first twelve months with the remaining costs ratably recognized over a twenty-four month period starting from the date of grant.
We use a lattice-based option-pricing model to estimate the fair value of options granted. The following assumptions were used in valuing the options granted:

	Years Ended December 31,
	2010	2009	2008

Risk-free average interest rate	0.3–4.2%	0.4–4.1%	1.4–4.4%
Dividend yield	2.9–3.1%	3.3–3.7%	2.0–3.4%
Volatility	28–60%	33–75%	21–59%
Expected life (years)	5.8–7.0	5.6–6.0	6.7–7.0
Weighted-average grant-date fair value per option	$10.02	$5.78	$9.77

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

The McGraw-Hill Companies | 2010 Annual Report

Stock option activity is as follows:

			Weighted-average
		Weighted-average	remaining years of	Aggregate
(in millions, except per award amounts)	Shares	exercise price	contractual term	intrinsic value

Options outstanding at December 31, 2009	31.4	$38.88
Granted	2.8	$35.49
Exercised	(1.8)	$27.05
Cancelled, forfeited and expired	(2.2)	$42.40

Options outstanding at December 31, 2010	30.2	$39.04	4.7	$74.6

Options exercisable at December 31, 2010	26.2	$40.20	4.1	$54.8

		Weighted-average
		grant-date
	Shares	fair value

Nonvested options outstanding at December 31, 2009	4.1	$ 7.03
Granted	2.8	$35.49
Vested	(2.6)	$ 7.68
Forfeited	(0.3)	$ 8.47

Nonvested options outstanding at December 31, 2010	4.0	$ 8.62

Total unrecognized compensation expense related to nonvested options	$12.4
Weighted-average years to be recognized over	1.2

The total fair value of our stock options that vested during 2010, 2009 and 2008 was $19.7 million, $25.3 million and $27.3 million, respectively.
We receive a tax deduction for certain stock option exercises during the period in which the options are exercised, generally for the excess of the quoted market value of the stock at the time of the exercise of the options over the exercise price of the options (“intrinsic value”). For the years ended December 31, 2010, 2009 and 2008, $1.5 million, $0.3 million and $4.0 million, respectively, of excess tax benefits from stock options exercised are reported in our cash flows used for financing activities.
Information regarding our stock option exercises is as follows:

	Year Ended December 31,
(in millions)	2010	2009	2008

Net cash proceeds from the exercise of stock options	$49.9	$25.2	$41.4
Total intrinsic value of stock option exercises	$15.5	$5.0	$17.4
Income tax benefit realized
from stock option exercises	$6.1	$2.0	$7.0

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
Restricted stock and unit activity for performance and non-performance awards is as follows:

		Weighted-
		Average
		grant-date
(in millions, except per award amounts)	Shares	fair value

Nonvested shares at December 31, 2009	4.0	$36.57
Granted	2.1	$33.72
Vested	–	$34.59
Forfeited	(1.1)	$55.08

Nonvested shares at December 31, 2010	5.0	$31.47

Total unrecognized compensation expense related to nonvested options	$93.9
Weighted-average years to be recognized over	2.1

	Years Ended December 31,
(in millions, except per award amounts)	2010	2009	2008

Weighted-average grant date fair value per award	$33.72	$31.05	$39.37
Total fair value of restricted stock and unit awards vested	$0.5	$81.9	$29.4
Tax benefit (expense) relating to restricted stock activity	$17.4	$0.7	$(11.7)

9. EQUITY
Capital Stock
Two million shares of preferred stock, par value $1 per share, are authorized; none have been issued.
The following table provides detail of our dividend history. On January 19, 2011, the Board of Directors approved an increase in the dividends for 2011 to a quarterly rate of $0.25 per common share.

	Years Ended December 31,
	2010	2009	2008

Quarterly dividend rate	$0.235	$0.225	$0.220
Annualized dividend rate	$0.94	$0.90	$0.88
Dividends paid (in millions)	$292.3	$281.6	$280.5

Stock Repurchases
On January 31, 2007 the Board of Directors approved a stock repurchase program authorizing the purchase of up to 45.0 million shares, which was 12.7% of the total shares of our outstanding common stock at that time. Share repurchases are as follows:

	Years Ended December 31,
(in millions, except average price)	2010	2009	2008

Shares repurchased	8.7	–	10.9
Average price	$29.37	$–	$41.03
Total amount paid[1]	$255.8	$–	$447.2

1   Will not recalculate due to rounding.
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
As of December 31, 2010, 8.4 million shares remained available under the 2007 repurchase program. The repurchase program has no expiration date. Purchases under this program may be made from time to time on the open market and in private transactions, depending on market conditions.
Accumulated Other Comprehensive Loss

	December 31,
(in millions)	2010	2009	2008

Foreign currency translation adjustment	$(62.1)	$(61.7)	$(104.7)
Pension and other postretirement benefit plans, net of tax	(310.1)	(283.3)	(339.6)
Unrealized gain on investment and forward exchange contracts, net of tax	4.8	2.0	0.3

Total accumulated other comprehensive loss	$(367.4)	$(343.0)	$(444.0)

10. EARNINGS PER SHARE
Basic earnings per common share is computed by dividing net income attributable to the common shareholders of the Company by the weighted-average number of common shares outstanding. Diluted earnings per common share is computed in the same manner as basic earnings per common share, except the number of shares is increased to include additional common shares that would have been outstanding if potential common shares with a dilutive effect had been issued. The weighted-average number of shares used for calculating basic and diluted earnings per common share is as follows:

	Years Ended December 31,
(in millions, except per share amounts)	2010	2009	2008

Net Income	$828.1	$730.5	$799.5
Weighted-average number of common shares outstanding – basic	309.4	312.2	315.6
Effect of stock options and other dilutive securities	2.8	1.1	3.1

Weighted-average number of common shares outstanding – dilutive	312.2	313.3	318.7

Earnings per common share – basic	$2.68	$2.34	$2.53
Earnings per common share – diluted	$2.65	$2.33	$2.51

Restricted performance shares outstanding of 1.4 million at December 31, 2010 and 2.3 million at December 31, 2009 and 2008 were not included in the computation of diluted earnings per common share because the necessary vesting conditions have not yet been met.
The effect of the potential exercise of stock options is excluded from the computation of diluted earnings per share when the average market price of the common stock is lower than the exercise price of the related option during the period because the effect would have been antidilutive. For the years ended December 31, 2010, 2009 and 2008, the number of stock options excluded from the computation was 23.2 million, 27.9 million and 21.7 million, respectively.

The McGraw-Hill Companies | 2010 Annual Report

11. RESTRUCTURING
2010 Restructuring
During the fourth quarter 2010, we initiated a restructuring plan within our I&M segment as a result of current business conditions as well as continuing process improvements. We recorded a pre-tax restructuring charge of $10.6 million, consisting primarily of employee severance costs related to a workforce reduction of approximately 230 positions.
For the year ended December 31, 2010, we have recorded cash payments and adjustments of $1.8 million related to the 2010 restructuring, consisting primarily of employee severance costs. The remaining reserve at December 31, 2010 is $8.8 million and is included in other current liabilities.
2009 Restructuring
During the second quarter 2009, we initiated a restructuring plan that included a realignment of select business operations within our MHE segment to further strengthen our position in the market by creating a market focused organization that enhances our ability to address the changing needs of our customers. Additionally, we continued to implement restructuring plans related to a limited number of our business operations to contain costs and mitigate the impact of the current and expected future economic conditions. We recorded a pre-tax restructuring charge of $24.3 million, consisting primarily of employee severance costs related to a workforce reduction of approximately 550 positions. This charge consisted of $14.0 million for our MHE segment, $4.5 million for our S&P and MH Financial segments and $5.8 million for our I&M segment. In addition, during the second quarter 2009, we revised our estimate of previously recorded restructuring charges and reversed $9.1 million, consisting of $2.4 million for our MHE segment, $4.9 million for our S&P and MH Financial segments and $1.8 million for our I&M segment. This charge was classified as selling and general expenses within the Consolidated Statements of Income.
For the year ended December 31, 2010, we have recorded cash payments and adjustments of $9.9 million related to the 2009 restructuring, consisting of employee severance costs. The remaining reserve at December 31, 2010 is $3.1 million and is included in other current liabilities.
2008 Restructuring
During 2008, we continued to implement restructuring plans related to a limited number of business operations to contain costs and mitigate the impact of the current and expected future economic conditions. We recorded a pre-tax restructuring charge of $73.4 million, consisting primarily of employee severance costs related to a workforce reduction of approximately 1,045 positions. This charge consisted of
$25.3 million for our MHE Segment, $25.9 million for our S&P and MH Financial segments, $19.2 million for our I&M segment and $3.0 million for Corporate. This charge was classified as selling and general expenses within the Consolidated Statements of Income.
For year ended December 31, 2010, we have recorded cash payments and adjustments of $6.3 million related to the 2008 restructuring, consisting primarily of employee severance costs. The remaining reserve at December 31, 2010 is $2.8 million and is included in other current liabilities.
2006 Restructuring
During 2006, we recorded a pre-tax restructuring charge of $31.5 million, consisting primarily of vacant facilities and employee severance costs related to the elimination of 700 positions. The remaining reserve at December 31, 2010, which consists of facilities costs, is $5.1 million and is payable through 2014.

12. SEGMENT AND
GEOGRAPHIC INFORMATION
As discussed in Note 1 – Accounting Policies, we have four reportable segments: S&P, MH Financial, MHE and I&M.
In the fourth quarter of 2010 we realigned our previously reported Financial Services segment into two separate segments, S&P and MH Financial, to drive global growth and innovation. Specifically, the establishment of MH Financial allows us to organize our global financial information, data and analytics on a common sales and marketing platform. S&P will be able to focus on creating enhanced credit risk benchmarks and research for the expanding global markets in the new and evolving regulatory environment.
To be consistent with our new reporting structure, information from our previously reported Financial Services segment has been reclassified for the years ended December 31, 2009 and 2008 to reflect the new S&P and MH Financial segments. These changes had no impact on consolidated revenue or operating profit. Revenue for S&P and expenses for MH Financial include an intersegment royalty charged to MH Financial for the rights to use and distribute content and data developed by S&P.
The Executive Committee, consisting of our principal corporate executives, is our chief operating decision-maker and evaluates performance of our segments and allocates resources based primarily on operating profit. Segment operating profit does not include general corporate expenses or interest expense, which are centrally managed costs. We use the same accounting policies for our segments as those described in Note 1 – Accounting Policies.

Segment information for the years ended December 31 is as follows:

	Revenue			Operating Profit
(in millions)	2010	2009	2008	2010		2009		2008

S&P	$1,695.4	$1,537.3	$1,583.0	$762.4		$712.2		$749.3
MH Financial	1,188.5	1,121.8	1,113.5	314.9		301.9		321.1
MHE	2,433.1	2,387.8	2,638.9	363.4		276.0		321.4
I&M	907.5	953.9	1,061.9	160.4		92.7		92.0
Intersegment elimination	(56.2)	(49.0)	(42.2)	–		–		–

Total operating segments	6,168.3	5,951.8	6,355.1	1,601.1		1,382.8		1,483.8

General corporate expense	–	–	–	(180.0)		(127.0)		(109.1)

Total Company	$6,168.3	$5,951.8	$6,355.1	$1,421.1	[1]	$1,255.8	[1]	$1,374.7	[1]

1	Income from operations.

	Depreciation & Amortization			Capital Expenditures[2]
(in millions)	2010	2009	2008	2010	2009	2008

S&P	$33.3	$39.3	$37.7	$37.9	$31.9	$37.3
MH Financial	21.7	20.4	25.5	12.8	11.5	12.4
MHE	327.7	362.9	372.1	191.0	214.6	305.8
I&M	27.4	29.5	34.5	10.9	8.8	25.7

Total operating segments	410.1	452.1	469.8	252.6	266.8	381.2

Corporate	7.3	8.4	8.9	13.7	2.5	4.2

Total Company	$417.4	$460.5	$478.7	$266.3	$269.3	$385.4

2	Includes investment in prepublication costs.
Segment information as of December 31 is as follows:

	Total Assets
(in millions)	2010	2009
S&P	$618.1	$585.1
MH Financial	1,001.1	663.9
MHE	2,400.1	2,582.2
I&M	845.0	846.2

Total operating segments	4,864.3	4,677.4

Corporate[3]	2,182.3	1,797.9

Total Company	$7,046.6	$6,475.3

3	Corporate assets consist principally of cash and equivalents, assets for pension benefits, deferred income taxes and leasehold improvements related to subleased areas.
We have operations with foreign revenue and long-lived assets in approximately 45 countries. We do not have operations in any foreign country that represent more than 5% of our consolidated revenue. Transfers between geographic areas are recorded at agreed upon prices and intercompany revenue and profit are eliminated. No single customer accounted for more than 10% of our consolidated revenue.
The following is a schedule of revenue and long-lived assets by geographic region:

	Revenue			Long-lived Assets
	Years ended December 31			December 31,
(in millions)	2010	2009	2008	2010	2009

United States	$4,367.4	$4,226.4	$4,579.4	$2,715.0	$2,881.5
European region	987.2	963.7	1,020.5	566.5	220.4
Asia	499.4	467.8	438.8	162.9	133.2
Rest of the world	314.3	293.9	316.4	79.3	77.1

Total	$6,168.3	$5,951.8	$6,355.1	$3,523.7	$3,312.2

See Note 2 – Acquisitions and Dispositions, and Note 11 – Restructuring, for actions that impacted the segment operating results.

The McGraw-Hill Companies | 2010 Annual Report

13. COMMITMENTS AND CONTINGENCIES
Rental Expense and Lease Obligations
We are committed under lease arrangements covering property, computer systems and office equipment. Leasehold improvements are amortized on a straight-line basis over the shorter of their economic lives or their lease term. Certain lease arrangements contain escalation clauses covering increased costs for various defined real estate taxes and operating services and the associated fees are recognized on a straight-line basis over the minimum lease period.
Rental expense for property and equipment under all operating lease agreements is as follows:

	Years Ended December 31,
(in millions)	2010	2009	2008

Gross rental expense	$242.5	$236.8	$241.0
Less: sublease revenue	(3.3)	(2.1)	(2.4)
Less: Rock-McGraw rent credit	(18.4)	(18.4)	(18.4)

Net rental expense	$220.8	$216.3	$220.2

In December 2003, we sold our 45% equity investment in Rock-McGraw, Inc., which owns our headquarters building in New York City, and remained an anchor tenant of what continues to be known as The McGraw-Hill Companies building by concurrently leasing back space through 2020. As of December 31, 2010, we leased approximately 17% of the building space. Proceeds from the disposition were $382.1 million and the sale resulted in a pre-tax gain, net of transaction costs, of $131.3 million ($58.4 million after-tax) upon disposition. As a result of the amount of building space we retained through our leaseback, a pre-tax gain of $212.3 million ($126.3 million after-tax) was deferred upon the disposition in 2003. This gain is being amortized over the remaining lease term as a reduction in rent expense, reducing the deferred gain to $147.8 million as of December 31, 2010.
Cash amounts for future minimum rental commitments, including rent payments on the sale-leaseback, under existing non-cancelable leases with a remaining term of more than one year, along with minimum sublease rental income to be received under non-cancelable subleases are shown in the following table.

	Rent	Sublease
(in millions)	commitment	income	Net rent

2011	$194.5	$(3.9)	$190.6
2012	175.3	(4.9)	170.4
2013	156.5	(4.6)	151.9
2014	138.9	(4.1)	134.8
2015	126.3	(4.2)	122.1
2016 and beyond	617.8	(19.9)	597.9

Total	$1,409.3	$(41.6)	$1,367.7

Legal Matters
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
A writ of summons was served on The McGraw-Hill Companies, SRL and on The McGraw-Hill Companies, SA (both indirect subsidiaries of the Company) (collectively, “Standard & Poor’s”) on September 29, 2005 and October 7, 2005, respectively, in an action brought in the Tribunal of Milan, Italy by Enrico Bondi (“Bondi”), the Extraordinary Commissioner of Parmalat Finanziaria S.p.A. and Parmalat S.p.A. (collectively, “Parmalat”). Bondi has brought numerous other lawsuits in both Italy and the United States against entities and individuals who had dealings with Parmalat. In this suit, Bondi claims that Standard & Poor’s, which had issued investment grade ratings on Parmalat until shortly before Parmalat’s collapse in December 2003, breached its duty to issue an independent and professional rating and negligently and knowingly assigned inflated ratings in order to retain Parmalat’s business. Alleging joint and several liability, Bondi claims damages of euros 4,073,984,120 (representing the value of bonds issued by Parmalat and the rating fees paid by Parmalat) with interest, plus damages to be ascertained for Standard & Poor’s alleged complicity in aggravating Parmalat’s financial difficulties and/or for having contributed in bringing about Parmalat’s indebtedness towards its bondholders, and legal fees. Standard & Poor’s filed its answer counterclaim and third-party claims on March 16, 2006. The Court appointed two experts to assist in its determinations. The experts filed their report on October 1, 2010, which was critical of the rating assigned to Parmalat by S&P during 2000-2003. S&P’s expert disputed the methodology, findings and conclusions of the report which, as a matter of law, is not binding on the court.
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

On October 8, 2009, an action was filed in the District Court for the Southern District of New York entitled Reed Construction Data, Inc. v. The McGraw-Hill Companies, Inc. in which Reed Construction Data asserted eleven claims under various state and federal laws against the Company relating to alleged misappropriation and unfair competition by McGraw-Hill Construction and seeking an unspecified amount of damages, plus attorneys’ fees and costs. In response to the Company’s motion to dismiss five of the eleven claims in the Reed action, Plaintiff filed an Amended Complaint on December 11, 2009, among other things adding an allegation that McGraw-Hill Construction misappropriated Plaintiff’s confidential and trade secret information regarding specific construction projects. The Company filed a renewed motion to dismiss five of the eleven claims in the Amended Complaint on January 22, 2010. On September 14, 2010, the Court granted the Company’s motion to dismiss three of the five claims, including claims that alleged violations by the Company of the Racketeer Influenced and Corrupt Organizations Act (RICO) and conspiracy to violate RICO. On February 4, 2011, Plaintiff submitted a motion with the Court to file a Second Amended Complaint which, if accepted by the Court, would among other things add a false advertising claim under the Lanham Act, including a demand for treble damages and attorneys’ fees. The Second Amended Complaint also contains allegations purporting to further support Reed’s existing tort and antitrust claims.
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
On August 28, 2007, a putative shareholder class action titled Reese v. Bahash was filed in the District Court for the District of Columbia, and was subsequently transferred to the Southern
District of New York. The Company and its CEO and former CFO are currently named as defendants in the suit, which alleges claims under the federal securities laws in connection with alleged misrepresentations and omissions made by the defendants relating to the Company’s earnings and S&P’s business practices. On November 3, 2008, the District Court denied Lead Plaintiff’s motion to lift the discovery stay imposed by the Private Securities Litigation Reform Act in order to obtain documents S&P submitted to the SEC during the SEC’s examination. The Company filed a motion to dismiss the Second Amended Complaint which was fully briefed and submitted as of May 2009. The Court granted a motion by plaintiffs permitting the plaintiffs to amend the complaint on June 29, 2010 and the Second Amended Complaint was filed on July 1, 2010. Defendants’ motion to dismiss the Second Amended Complaint has been fully briefed before the Court.
On September 10, 2008, a putative shareholder class action titled Patrick Gearren, et al. v. The McGraw-Hill Companies, Inc., et al. was filed in the District Court for the Southern District of New York against the Company, its Board of Directors, its Pension Investment Committee and the administrator of its pension plans. The Complaint alleged that the defendants breached fiduciary duties to participants in the Company’s ERISA plans by allowing participants to continue to invest in Company stock as an investment option under the plans during a period when plaintiffs allege the Company’s stock price to have been artificially inflated. The Complaint also asserted that defendants breached fiduciary duties under ERISA by making certain material misrepresentations and non-disclosures concerning the ratings business in plan communications and the Company’s SEC filings. A virtually identical complaint was filed on June 12, 2009 in an action titled Sullivan v. The McGraw-Hill Companies, Inc. et al., Case No. 09-CV-5450 in the Southern District of New York. On February 10, 2010 both actions were dismissed in their entirety for failure to state a claim under applicable law. The plaintiffs were not given the right to amend their complaints, but have filed appeals from the dismissals. The appeals in both actions have been submitted and were argued on September 28, 2010.
On January 8, 2009, a putative derivative action on behalf of the Company was filed in the District Court for the Southern District of New York titled Teamsters Allied Benefit Funds v. Harold McGraw III, et al., asserting nine claims, including causes of action for securities fraud, breach of fiduciary duties and other related theories, against the Board of Directors and several officers of the Company. The claims in the complaint are premised on the alleged role played by the Company’s directors and officers in the issuance of “excessively high ratings” by Standard & Poor’s and subsequent purported misstatements or omissions in the Company’s public filings regarding the financial results and operations of the ratings business. The Company’s motion to dismiss the complaint was fully briefed

The McGraw-Hill Companies | 2010 Annual Report

and submitted as of May 2009. On March 11, 2010 the Court granted the Company’s motion to dismiss the complaint, and on March 23, 2010, after the plaintiffs’ time to file an amended complaint expired, the Court directed the clerk to close the case.
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

14. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

(in millions, except per share data)	First quarter	Second quarter		Third quarter		Fourth quarter		Total year

2010
Revenue	$1,190.4	$1,474.0		$1,979.8		$1,524.1		$6,168.3
Income before taxes on income	168.2	305.4		612.8	[1]	253.0	[2]	1,339.4
Net income	107.0	194.2		389.7	[1]	160.9	[2]	851.8
Net income attributable to The McGraw-Hill Companies, Inc.	103.3	191.1		379.9	[1]	153.8	[2]	828.1
Earnings per share:
Basic	0.33	0.61		1.24		0.50		2.68
Diluted	0.33	0.61		1.23		0.50		2.65
2009
Revenue	1,148.2	1,465.2		1,875.9		1,462.5		5,951.8
Income before taxes on income	103.8	264.0	[3,4]	538.1		273.0	[5]	1,178.9
Net income	66.0	167.9	[3,4]	342.3		173.6	[5]	749.8
Net income attributable to The McGraw-Hill Companies, Inc.	63.0	164.1	[3,4]	336.1		167.3	[5]	730.5
Earnings per share:
Basic	0.20	0.53		1.08		0.54		2.34
Diluted	0.20	0.52		1.07		0.53		2.33

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
1	Includes a $3.8 million pre-tax gain on the sale of MHE’s Australian secondary education business and a $7.3 million pre-tax gain on the sale of certain equity interests at our S&P segment.

2	Includes a $10.6 million pre-tax restructuring charge at our I&M segment and a $15.6 million pre-tax charge for subleasing excess space in our New York facilities.

3	Includes a $24.3 million pre-tax restructuring charge, in addition we revised our estimate of previously recorded restructuring charges and reversed $9.1 million.

4	Includes a $13.8 million pre-tax loss on the divestiture of Vista Research, Inc.

5	Includes a $10.5 million pre-tax gain on the divestiture of BusinessWeek.

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
Based on management’s evaluation under this framework, we have concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2010. There are no material weaknesses in the Company’s internal control over financial reporting that have been identified by management.
The Company’s independent registered public accounting firm, Ernst & Young LLP, have audited the consolidated financial statements of the Company for the year ended December 31, 2010, and have issued their reports on the financial statements and the effectiveness of internal controls over financial reporting. These reports are located on pages 69 and 70 of the 2010 Annual Report to Shareholders.
Other Matters
There have been no changes in the Company’s internal controls over financial reporting during the most recent quarter that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
Harold McGraw III
Chairman of the Board, President and
Chief Executive Officer
Jack F. Callahan, Jr.
Executive Vice President and
Chief Financial Officer

The McGraw-Hill Companies | 2010 Annual Report

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders
of The McGraw-Hill Companies, Inc.
We have audited The McGraw-Hill Companies, Inc.’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The McGraw-Hill Companies, Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on its Responsibility for the Company’s Financial Statements and Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
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
In our opinion, The McGraw-Hill Companies, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The McGraw-Hill Companies, Inc. as of December 31, 2010 and 2009, and the related consolidated statements of income, equity and cash flows for each of the three years in the period ended December 31, 2010 of The McGraw-Hill Companies, Inc. and our report dated February 23, 2011 expressed an unqualified opinion thereon.
New York, New York
February 23, 2011

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders
of The McGraw-Hill Companies, Inc.
We have audited the accompanying consolidated balance sheets of The McGraw-Hill Companies, Inc. as of December 31, 2010 and 2009, and the related consolidated statements of income, equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The McGraw-Hill Companies, Inc. at December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), The McGraw-Hill Companies, Inc.’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 23, 2011 expressed an unqualified opinion thereon.
New York, New York
February 23, 2011

The McGraw-Hill Companies | 2010 Annual Report

FIVE-YEAR FINANCIAL REVIEW

(in millions, except per share data and number of employees)	2010	2009	2008	2007	2006

Income statement data:
Revenue	$6,168.3	$5,951.8	$6,355.1	$6,772.3	$6,255.1
Segment operating profit	1,601.1	1,382.8	1,483.8	1,836.7	1,589.9
Income before taxes on income	1,339.4 [1]	1,178.9 [2]	1,299.1 [3]	1,636.3 [4]	1,413.5 [5]
Provision for taxes on income	487.5	429.1	479.7	609.0	522.6
Net income attributable to The McGraw-Hill Companies, Inc.	828.1	730.5	799.5	1,013.6	882.2
Earnings per common share:
Basic	2.68	2.34	2.53	3.01	2.47
Diluted	2.65	2.33	2.51	2.94	2.40
Dividends per share	0.94	0.90	0.88	0.82	0.73

Operating statistics:
Return on average equity	40.4%	45.7%	54.1%	46.6%	30.3%
Income before taxes on income as a percent of revenue	21.7%	19.8%	20.4%	24.2%	22.6%
Net income as a percent of revenue	13.4%	12.6%	12.9%	15.2%	14.2%

Balance sheet data:
Working capital	$613.7	$484.4	$(228.0)	$(314.6)	$(210.1)
Total assets	7,046.6	6,475.3	6,080.1	6,391.4	6,042.9
Total debt	1,198.3	1,197.8	1,267.6	1,197.4	2.7
Equity	2,291.4	1,929.2	1,352.9	1,677.8	2,730.0

Number of employees	20,755	21,077	21,649	21,171	20,214

1	Includes the impact of the following items: a $15.6 million pre-tax charge for subleasing excess space in our New York facilities, a $10.6 million pre-tax restructuring charge, a $7.3 million pre-tax gain on the sale of certain equity interests at our Standard & Poor’s segment and a $3.8 million pre-tax gain on the sale of McGraw-Hill Education’s Australian secondary education business.

2	Includes the impact of the following items: a $15.2 million net pre-tax restructuring charge, a $13.8 million pre-tax loss on the sale of Vista Research, Inc. and a $10.5 million pre-tax gain on the sale of BusinessWeek.

3	Includes a $73.4 million pre-tax restructuring charge.

4	Includes the impact of the following items: a $43.7 million pre-tax restructuring charge and a $17.3 million pre-tax gain on sale of the mutual fund data business.

5	Includes the impact of the following items: a $31.5 million pre-tax restructuring charge, a $21.1 million pre-tax reduction in operating profit related to the transformation of Sweets from a primarily print catalogue to bundled print and online services, and stock-based compensation expense of $136.2 million incurred as a result of a new accounting standard for share-based payments (included in this expense is a one-time charge for the elimination of our restoration stock option program of $23.8 million).

SHAREHOLDER INFORMATION
Annual Meeting
The 2011 annual meeting will be held at 11 a.m. EST on Wednesday, April 27th at our world headquarters: 1221 Avenue of the Americas, Auditorium, Second Floor New York, NY 10020-1095
The annual meeting will also be Webcast at:
www.McGraw-Hill.com
Stock Exchange Listing
Shares of our common stock are traded primarily on the New York Stock Exchange. MHP is the ticker symbol for our common stock.
Investor Relations Web Site
Go to www.McGraw-Hill.com/investor_relations to find:
•	Dividend and stock split history

•	Stock quotes and charts

•	Investor Fact Book

•	Corporate Governance

•	Financial reports, including the annual report, proxy statement and SEC filings

•	Financial news releases

•	Management presentations

•	Video playlist

•	Investor e-mail alerts

•	RSS news feeds
Investor Kit
Available online or in print, the kit includes the current annual report, proxy statement, Form 10-Q, Form 10-K, and current earnings release.
Online, go to www.McGraw-Hill.com/investor_relations and view the documents in the Digital Investor Kit.
Requests for printed copies can be e-mailed to investor_relations@McGraw-Hill.com or mailed to Investor Relations, The McGraw-Hill Companies, 1221 Avenue of the Americas, New York, NY 10020-1095.
You may also call Investor Relations toll-free at 1.866.436.8502, option #3. International callers may dial 1.212.512.2192.
Transfer Agent and Registrar
BNY Mellon Shareowner Services is the transfer agent for The McGraw-Hill Companies. BNY Mellon maintains the records for our registered shareholders and can assist with a variety of shareholder related services.
BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh PA 15252-8015
View and manage account online at: www.bnymellon.com/ shareowner/equityaccess
For shareholder assistance:

In the U.S. and Canada:	(888) 201-5538
Outside the U.S. and Canada:	(201) 680-6578
TDD for the hearing impaired:	(800) 231-5469
TDD outside the U.S. and Canada:	(201) 680-6610
E-mail address:	shrrelations@bnymellon.com
Direct Stock Purchase and
Dividend Reinvestment Plan
This program offers a convenient, low-cost way to invest in our common stock. Participants can purchase and sell shares directly through the program, make optional cash investments weekly, reinvest dividends, and send certificates to the transfer agent for safekeeping.
Interested investors can view the prospectus and enroll online at www.bnymellon.com/shareowner/equityaccess. To receive the materials by mail, contact BNY Mellon Shareowner Services as noted above.
News Media Inquiries
Go to www.McGraw-Hill.com/media to view the latest Company news and information or to submit an e-mail inquiry.
You may also call 1.212.512.2826, or write to Corporate Affairs, The McGraw-Hill Companies, 1221 Avenue of the Americas, New York, NY 10020-1095.
Certifications
We have filed the required certifications under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 as Exhibits 31.1, 31.2 and 32 to this Annual Report on Form 10-K. After the 2011 annual meeting of shareholders, we intend to file with the New York Stock Exchange (“NYSE”) the CEO certification regarding our compliance with the NYSE’s corporate governance listing standards as required by NYSE rule 303A.12. Last year, we filed this CEO certification with the NYSE on April 29, 2010.
High and Low Sales Prices of the McGraw-Hill Companies’ Common Stock on the New York Stock Exchange1

	2010	2009	2008

First Quarter	$36.67–32.68	$25.89–17.22	$44.76–33.91
Second Quarter	36.94–26.95	34.09–22.46	45.61–36.17
Third Quarter	33.80–27.08	34.10–23.55	47.13–29.08
Fourth Quarter	39.45–32.70	35.24–24.46	33.12–17.15
Year	39.45–26.95	35.24–17.22	47.13–17.15

1	The NYSE is the principal market on which our shares are traded.

The McGraw-Hill Companies | 2010 Annual Report

DIRECTORS AND PRINCIPAL EXECUTIVES

Board of Directors
Harold McGraw III (e)
Chairman, President and Chief Executive Officer
The McGraw-Hill Companies, Inc.
Pedro Aspe (f)
Co-Chairman
Evercore Partners, Inc.
Sir Winfried F. W. Bischoff (c,e,f)
Chairman
Lloyds Banking Group plc
Douglas N. Daft (a,c)
Retired Chairman and Chief Executive Officer
The Coca-Cola Company
William D. Green (c,n)
Chairman
Accenture
Linda Koch Lorimer (c,n)
Vice President and Secretary
Yale University
Robert P. McGraw (f)
Chairman and Chief Executive Officer
Averdale Holdings, LLC
Hilda Ochoa-Brillembourg (a,f)
President and Chief Executive Officer
Strategic Investment Group
Sir Michael Rake (a,e,f)
Chairman
BT Group plc
Edward B. Rust, Jr. (a,c,e,n)
Chairman, President and Chief Executive
Officer State Farm Insurance Companies
Kurt L. Schmoke (f,n )
Dean
Howard University School of Law
Sidney Taurel (c,e,n)
Chairman Emeritus
Eli Lilly and Company

a – Audit Committee
c – Compensation Committee
e – Executive Committee
f – Financial Policy Committee
n – Nominating & Corporate Governance Committee
Principal Corporate Executives
Harold McGraw III
Chairman, President and Chief Executive Officer
John Berisford
Executive Vice President, Human Resources
Jack F. Callahan, Jr.
Executive Vice President and
Chief Financial Officer
D. Edward Smyth
Executive Vice President, Corporate Affairs
and Executive Assistant to the Chairman,
President and Chief Executive Officer
Charles L. Teschner, Jr.
Executive Vice President, Global Strategy
Kenneth M. Vittor
Executive Vice President and General Counsel
Principal Operations Executives
Robert J. Bahash
President, McGraw-Hill Education
Lou Eccleston
President, McGraw-Hill Financial
Glenn S. Goldberg
President, McGraw-Hill Information & Media
Deven Sharma
President, Standard & Poor’s

The McGraw·Hill Companies

Creating a Smarter, Better World

Where everyone can succeed in the knowledge economy

INSPIRING ACADEMIC GROWTH FOR **STUDENTS**

ROBUST JOB GROWTH FOR **WORKERS**

SUSTAINABLE FINANCIAL GROWTH FOR **MARKETS**

ENDURING ECONOMIC GROWTH FOR **COUNTRIES**

www.mcgraw-hill.com

STANDARD &POOR'S
Mc Graw Hill Education
platts
J.D. POWER AND ASSOCIATES
Capital IQ
McGraw_Hill CONSTRUCTION

The McGraw-Hill Companies Creating a Smarter, Better World Where everyone can succeed in the knowledge economy INSPIRING ROBUST SUSTAINABLE ENDURING ACADEMIC JOB FINANCIAL ECONOMIC GROWTH FOR GROWTH FOR GROWTH FOR GROWTH FOR STUDENTS WORKERS MARKETS COUNTRIES www.mcgraw-hill.com